Form 20-F
period 2002-12-31
PSI TECHNOLOGIES HOLDINGS INC
filed 2003-06-30
CIK 1106714

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ______________
                                    FORM 20-F

     (Mark One)
         [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

         [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) of
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002
                                       OR

         [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number: 333-11528

                         PSi TECHNOLOGIES HOLDINGS, INC.
             (Exact name of Registrant as specified in its charter)

                           REPUBLIC OF THE PHILIPPINES
                 (Jurisdiction of incorporation or organization)

                               Electronics Avenue,
                             FTI Industrial Complex,
                     Taguig, Metro Manila 1604, Philippines
                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

                                      None

     Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

 American Depository Shares (as evidenced by American Depository Receipts), each
       Representing one common share of nominal value PHP 1 2/3 per share

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934:

                                      None

     Number of outstanding shares of each of the Registrant's classes of capital or common stock as of December 31, 2002, the close of the period covered by the annual report:

     Common shares of nominal value PHP 12/3 per share .............. 13,289,525

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X]             No [_]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                               Item 17 [_]        Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                                    Page
                                                                                                    ----
PART I    .......................................................................................      1

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..................................      1

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE................................................      1

ITEM 3    KEY INFORMATION........................................................................      1

ITEM 4    INFORMATION ON THE COMPANY.............................................................     15

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS...........................................     32

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.............................................     44

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS......................................     50

ITEM 8    FINANCIAL INFORMATION..................................................................     53

ITEM 9    THE OFFER AND LISTING..................................................................     55

ITEM 10   ADDITIONAL INFORMATION.................................................................     57

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.............................     69

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.................................     69

PART II   .......................................................................................     70

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES........................................     70

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...........     70

ITEM 15   CONTROLS AND PROCEDURES................................................................     70

ITEM 16   RESERVED...............................................................................     70

PART III  .......................................................................................     71

ITEM 17   CONSOLIDATED FINANCIAL STATEMENTS......................................................     71

ITEM 18   CONSOLIDATED FINANCIAL STATEMENTS......................................................     71

INDEX TO FINANCIAL STATEMENTS....................................................................     71

ITEM 19   EXHIBITS...............................................................................     104

SIGNATURES ......................................................................................     105

CERTIFICATIONS...................................................................................     106

     All amounts listed in this annual report are stated in U.S. dollars, unless otherwise noted. Any discrepancy between the amounts listed and their totals in the tables included in this annual report are due to rounding.

                              _____________________

     In this annual report, we rely on and refer to information regarding the semiconductor market and our competitors that has been prepared by independent industry research firms, including Dataquest and the Semiconductor Industry Association, or compiled from market research reports and other publicly available information. We have not independently verified the accuracy and completeness of this information.

                              _____________________

     This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about the following:

     .    the state of the semiconductor industry;
     .    demand for end-use applications;
     . demand for end-use products such as communications equipment and personal computers;
     .    demand for the outsourcing of assembly and test services;
     .    trends in customer order, rescheduling and cancellation patterns;
     .    our product mix;
     .    our capacity utilization;
     .    our competition;
     .    pricing pressures;
     .    technological innovation; and
     .    acquisition and installation of new equipment.

You may find these statements under "Item 3-Key Information-Risk Factors" or "Item 4-Information on the Company," or by the use of forward-looking words such as "believe," "expect," "intend," "should," "anticipate," "estimate," "plan," "project," "may," "will" or other similar words. We have based these forward-looking statements on our own information and on information from other sources that we believe are reliable. Our actual results may differ materially from those expressed or implied by these forward-looking statements as a result of the risk factors described elsewhere and other factors noted throughout this annual report. Given this level of uncertainty, you should not place undue reliance on the forward-looking statements included in this annual report.

                                     PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3   KEY INFORMATION

A.   Selected Financial Data

     You should read the following selected consolidated financial data in conjunction with "Item 5--Operating and Financial Review and Prospects" and our consolidated financial statements and related notes included elsewhere in this annual report. The summary consolidated statements of operations data and summary consolidated balance sheet data in the table below as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, have been derived from our audited consolidated financial statements. Our consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

                                                                       Years ended December 31,
                                                           1998      1999        2000       2001       2002
                                                         --------  ---------   --------   ---------  ---------
                                                          (Dollar amounts and number of shares in thousands,
                                                                        except per share data)
     Consolidated Statements of Operations Data:

        Revenues......................................     34,515     50,333     73,671      53,512     70,537
        Cost of Sales.................................     27,135     39,836     59,382      51,824     68,535
                                                         --------  ---------   --------   ---------  ---------
        Gross profit .................................      7,380     10,497     14,289       1,688      2,002
                                                         --------  ---------   --------   ---------  ---------
        General and administrative....................      2,763      3,302      5,178       5,664      6,226
        Sales and marketing...........................        499        869        850         965      1,147
        Research and development......................         --         --        948         691      1,253
                                                         --------  ---------   --------   ---------  ---------
        Income (loss) from operations.................      4,118      6,326      7,313      (5,632)    (6,624)
                                                         --------  ---------   --------   ---------  ---------
        Interest and bank charges - net...............     (1,634)      (960)       681         101       (400)
        Foreign exchange gains (loss) - net...........       (574)      (679)       739         797         29
        Early retirement costs .......................         --         --         --         680         --
        Gain on disposal of fixed assets .............         --         --         --          --         39
        Management fee................................       (142)      (194)        --          --         --
        Equity in net loss of an investee.............         --         (4)        (3)         --         --
                                                         --------  ---------   --------   ---------  ---------
        Income (loss) before income tax and minority
            Interest..................................      1,768      4,489      8,730      (5,416)    (6,956)
                                                         --------  ---------   --------   ---------  ---------
        Provision for income tax-current..............        115        607        694          27         --
        Provision for (benefit from) income
            tax-deferred..............................         14        625         54         (30)        10
                                                         --------  ---------   --------   ---------  ---------
        Income (loss) before minority interest .......      1,639      3,257      7,982      (5,413)    (6,966)
        Minority interest.............................         --         14        120         (95)        48
        Net income (loss).............................      1,639      3,271      8,102      (5,508)    (6,918)
                                                         ========  =========   ========   =========  =========
        Weighted average number of common shares
            outstanding (1)...........................      4,564      8,664     12,451      13,290     13,290
                                                         ========  =========   ========   =========  =========
        Operating income (loss) from continuing
        operations per common share ..................       0.90       0.73       0.59       (0.42)     (0.50)
                                                         ========  =========   ========   =========  =========
        Basic earnings (loss) per common share (2)....       0.36       0.38       0.65       (0.41)     (0.52)
                                                         ========  =========   ========   =========  =========

     Other Financial Data:
        EBITDA (3)....................................      7,304     10,779     16,521       6,423      7,331
        Depreciation..................................      3,902      5,316      8,352      12,035     13,839
        Capital expenditures..........................      5,242     18,764     47,475      21,807     18,354(a)
        Cash flows from operating activities..........      3,754     11,340     18,292       4,444      1,638

      Cash flows from investing activities............     (5,431)   (18,778)   (48,601)    (19,710)    (5,981)
      Cash flows from financing activities............      1,491      7,072     42,075       5,066      4,252

(a) including cost of property and equipment amounting to $10,894 acquired on account

                                                                          As of December 31,
                                                         -----------------------------------------------------
                                                           1998      1999        2000       2001        2002
                                                         --------  --------    --------   --------   ---------
                                                                      (thousands of dollars)
Consolidated Balance Sheet Data:
     Cash and cash equivalents........................        592        226     11,992       1,792      1,701
     Working capital (4)..............................     (2,703)   (10,147)    13,423        (362)   (12,669)
     Total assets.....................................     29,813     49,388    106,248     105,165    113,005
     Long-term debt (5)...............................      4,551      4,892         --       3,373      2,824
     Total stockholders' equity.......................     13,913     19,763     85,653      80,237     73,477

_________________

All non-GAAP information in this annual report is reconciled in the table below.

  ------------------------------------------------------------------------------------------------------------
                                                            1998       1999       2000        2001       2002
  ------------------------------------------------------------------------------------------------------------
  Net income (loss)                                         1,639      3,271      8,102      (5,508)    (6,918)
  Add: Interest - net                                       1,634        960       (681)       (101)       400
       Provision for (benefit from)
            income tax                                        129      1,232        748          (3)        10
        Depreciation                                        3,902      5,316      8,352      12,035     13,839
  ------------------------------------------------------------------------------------------------------------
  EBITDA                                                    7,304     10,779     16,521       6,423      7,331
  ============================================================================================================

  ------------------------------------------------------------------------------------------------------------
                                                           1998      1999        2000       2001        2002
  ------------------------------------------------------------------------------------------------------------
  Current assets                                           10,453     17,210     33,896      21,661     26,575
  Current liabilities                                      13,156     27,357     20,473      22,023     39,244
  ------------------------------------------------------------------------------------------------------------
  Working capital                                          (2,703)   (10,147)    13,423        (362)   (12,669)
  ============================================================================================================

     (1) Based on the number of common shares outstanding at the beginning of the period, adjusted by the number of common shares repurchased or issued during the period and after giving retroactive effect to the reverse stock split effected on February 14, 2000, multiplied by a time weighting factor equal to the number of days that the specific shares are outstanding as a proportion of the total number of days in the period.

     (2) Diluted earnings per share are not presented because we had no potential common shares outstanding during the periods from 2000 to 2002. In 1998 to 1999, we had no potential common shares.

     (3) EBITDA is defined as income before income tax, interest and, depreciation. We present EBITDA because we believe EBITDA is a widely accepted indicator of an entity's ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to net income or income from operations, as an indicator of our operating performance or other combined operations or cash flow data prepared in accordance with U.S. GAAP, or as an alternative to cash flows as a measure of liquidity. Our computation of EBITDA may differ from similarly titled computations of other companies.

     (4)  Total current assets minus total current liabilities.

     (5) Including current portions of long-term debt, obligations under capital lease and other long-term liabilities amounting to $1,807, $2,864, $0, $684 and $2,708 in 1998, 1999, 2000, 2001 and 2002,
          respectively.

B.   Capitalization and Indebtedness

     Not applicable

C.   Reasons for the Offer and Use of Proceeds

     Not applicable.

D.   Risk Factors

     An investment in our American Depositary Shares (ADSs) involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this annual report, including our consolidated financial statements and related notes, before you decide to buy our ADSs. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer materially, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Our customers may stop or reduce their outsourcing which will reduce demand for our services and cause our revenue to decrease.

     We depend on the trend towards increased outsourcing of assembly and test services by integrated device manufacturers. Integrated device manufacturers continually evaluate our services against their own in-house assembly and test services and may decide to shift some or all of their outsourced assembly and test services to their internal capacity at any time. Any shift or a slowdown in this outsourcing trend would reduce demand for our services and cause our revenue to decrease.

We need a significant amount of capital to fund our capital expenditures and execute our business strategy.

     The Company is obligated to pay liabilities related to its capital expenditures incurred over the past year. Certain of those liabilities become due by the end of the second and third quarters of 2003. The Company may not have sufficient cash flow from operations or available lines of credit to pay such liabilities. Therefore, the Company must raise capital by accessing external financing sources to meet such liabilities. The terms of any new funding we obtain could restrict our future operations and affect your investment in a number of ways, including, but not limited to:

     . requiring us to dedicate a substantial portion of any cash flows from operations to the payment of interest and principal due to such obligations, which may reduce funds available for other business purposes;

     . Requiring us to issue additional shares of common stock or other securities of the Company, which could result in a reduction in the percentage of outstanding shares you own in the Company;

     . placing us at a competitive disadvantage compared to our competitors that have less debt;

     . forcing us to sell assets or terminate or suspend some of our planned expansion projects; and

     . limiting our ability to borrow additional funds because of financial and other restrictive covenants governing our debt.

     Our ability to make scheduled payments on our debt will depend on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. In addition, any future borrowings we make will most likely be subject to covenants limiting our operating and financial flexibility.

     On June 13, 2003, the Company signed a non-binding Letter of Interest to issue Merrill Lynch a $4 million exchangeable senior subordinated note in order to finance certain capital expenditures. See "Item 7 -- Major Shareholders and Related Party Transactions -- Letter of Interest with Merrill Lynch." We cannot assure you that we will generate sufficient cash flows, that the proposed financing with Merrill Lynch will be consummated or that other financings will be available when needed or, if available, that they will be available on satisfactory terms. Failure to obtain any such required additional financings or generate sufficient cash flow could have a material adverse effect on our company.

The cyclicality of the semiconductor industry could adversely affect our operating results.

     Our operations are substantially affected by market conditions in the semiconductor industry, which is highly cyclical and, at various times, has experienced significant economic downturns characterized by reduced product demand and production overcapacity which can result in the erosion of average selling prices.

An overall decrease in demand for power semiconductors may significantly decrease the demand for our services and materially reduce our revenue.

     We derive the majority of our revenue from assembly or test services for manufacturers of semiconductors used for power conversion or power management applications. Currently, many electronic devices use multiple power semiconductors but electronics manufacturers are aggressively seeking to decrease the number of components used in devices and simplify system design. Any significant decrease in the need for power semiconductors within electronic devices may decrease the demand for our services and materially reduce our revenue. In addition, the recent economic slowdown in the technology sector has caused a decrease in demand for electronic devices and semiconductors and, in turn, our services. These trends could have a negative impact on our business, operating results and financial condition.

The average selling price for electronic devices tends to decrease over the product life cycle, which may force us to lower our prices and reduce our profitability.

     The decreasing average selling price of most electronic devices places significant pressure on the prices of the components, including semiconductors that are used in those devices. If the average selling price of electronic devices continues to decrease, the pricing pressure on our services may reduce our revenue and significantly reduce our gross profit. Pricing pressure on our assembly and test services is likely to continue and our ability to maintain or increase our profitability will depend in large part upon our ability to:

     .    reduce our raw material costs;
     .    improve production efficiency;
     .    increase the number of units assembled and tested; and
     .    shift to higher margin test and assembly services or products.

     See "Item 5--Operating and Financial Review and Prospects" for a discussion of the historical decline of our average selling price.

Our operating results for the year ended December 31, 2002 declined from the year ended December 31, 2001.

     Our gross margins decreased while our operating loss margin and net loss margin decreased for the year ended December 31, 2002 compared to our results for the year ended December 31, 2001, as a result of the decline in average selling prices and change in product mix of our sales. Our revenue and net loss for the year ended December 31, 2002 were $70.5 million and $6.9 million, respectively, compared to $53.5 million of revenue and net loss of $5.5 million for the year ended December 31, 2001. The decline in average selling prices is attributable to excess capacity in the industry that was the result of capacity buildup in the years preceding the 2001 downturn in the semiconductor industry. We cannot assure you that our business will not continue to decline or that our performance will improve.

We may not be able to develop the advanced technology and expanded services we need to maintain our competitive position and our profitability.

         The semiconductor industry is characterized by rapid technological development. We must be able to provide our customers advanced assembly and testing capabilities and quick production time for their increasingly complex devices. In addition, we must continue to expand our selection of packages to remain competitive. If we rely on older products our margins and cash flow could be reduced because prices of older products tend to decrease when newer, higher performance products are introduced. Any failure on our part to advance our design and process technologies successfully and in a timely manner could materially harm our competitiveness and our profitability.

We may not be able to compete successfully in our industry because many of our competitors are much larger in size, have greater operating capacity and financial resources and have proven research and development and marketing capabilities.

     The semiconductor assembly and testing industry is highly competitive. We face substantial competition from:

     . the in-house assembly and test departments of major integrated device manufacturers;
     . other independent companies such as Alphatec Semiconductor Packaging Ltd., ChipPAC Incorporated, Carsem, Cirtek Electronics Corp., PT Omedata Electronics, Fastech Microassembly & Test, Inc., GEM

          Services and Team Pacific, Inc. that specialize in providing assembly and test services for power semiconductors; and
     . a number of large companies, such as Advanced Semiconductor Engineering, Amkor Technology, Inc., ASE Test Limited, ASAT, Ltd., ChipPAC Incorporated, Siliconware Precision Industries Co., Ltd., ST Assembly and Test Services Pte., Ltd., and Shinko Electric Industries Co. Ltd., that focus primarily on non-power semiconductor assembly and test services.

     These companies may be able to compete more aggressively over a longer period of time than we can. A number of these companies also have established relationships with many of our current or potential customers. We may also face increasing competition from competitors located in lower cost centers such as Vietnam and China. We cannot assure you that we will be able to compete successfully in the future against existing or potential competitors. See "Item 4--Information on the Company--Business Overview--Competition."

We depend on a small number of customers for a significant portion of our revenues and the loss of one or more of our significant customers could reduce our profitability.

     Our top five customers accounted for approximately 50% in 2000, 56% in 2001 and 76% in 2002 of total revenue. Our largest customer accounted for approximately 12% in 2000, 17% in 2001 and 22% in 2002 of total revenue. In 2002, the Company experienced a change in its top customer position. Infineon Technologies surpassed ON Semiconductor as our largest customer; owing in part to the 165% growth in the former's revenues with the Company. This increase is attributable to Infineon's increased practice of outsourcing their power semiconductor assembly and test requirements to the Company. ON Semiconductor remains a significant customer, accounting for 20% of total revenues in 2002. It would be difficult for us to quickly replace a major customer that permanently discontinues or significantly reduces its commercial relationship with us, as new customers usually require us to pass a lengthy and rigorous qualification process. Also, semiconductor companies generally rely on service providers with which they have established relationships to meet their assembly and testing needs for existing and future applications. If any one of our key customers was to reduce its purchases significantly, any inability on our part to attract new major customers or shift our excess capacity to production for our remaining customers could materially impact our financial viability and profitability.

The cyclical nature of the semiconductor industry and the periodic overcapacity that results from this may seriously harm our company.

     The semiconductor industry has historically been highly cyclical. The lingering effects of the downturn experienced by the industry in 2001 adversely affected our operating results for 2002. In 2001, the industry experienced a significant downturn, which was characterized by production overcapacity, reduced product demand, excessive inventories and rapid erosion of average selling prices. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of overcapacity in the semiconductor industry have in the past followed periods of increased demand. In addition, the markets for semiconductors are characterized by rapid technological change, evolving industry standards, intense competition and fluctuations in end-user demand. A delay in the recovery of or a future downturn in the semiconductor industry may be severe and could seriously harm our company. In particular, the combination of a sharp inventory correction in end markets and deterioration in economic performance, particularly in the United States, in 2003 and 2004 could seriously harm our industry and our company.

We may be unable to increase our production capacity to meet the demand for our products and services.

     In 2002, the Company acquired property, plant and equipment equivalent to $18.3 million (including $10.9 million acquired on account), allocated between our Taguig and Laguna manufacturing facilities, to accommodate the growth of our business. If we experience delays in fully utilizing our capacity at these facilities, we may be unable to meet our production goals, revenue objectives and profitability targets. We cannot assure you that we will succeed in achieving full utilization of our facilities due to the lingering effects of the downturn in the semiconductor industry. Our inability to expand capacity could reduce our ability to meet customer needs and prompt our customers to place orders with our competitors.

Our profitability may decline if we do not maintain high utilization rates, as we may not be able to meet our high fixed costs.

     Our operations are characterized by high fixed costs as a result of the capital-intensive nature of our business. Our ability to maintain or increase our profitability will continue to depend, in large part, upon our ability to maintain high capacity utilization rates. Our capacity utilization rates may be affected by a number of factors and circumstances, including:

     . our ability to acquire and install new equipment in anticipation of future business;
     .    overall industry conditions;
     .    our level of customer orders;
     .    our operating efficiencies;
     .    mechanical failures;
     . a disruption of operations due to the expansion of operations, introduction of new packages or relocation of equipment;
     . a disruption in supply of utilities such as electricity, water, gas, among others;
     .    a disruption in the supply of raw materials;
     .    fire or other natural disasters;
     .    disease or epidemics; and
     . civil unrest or terrorist events in the Philippines or other parts of the world.

     In 2002, depreciation expense as a percentage of Cost of sales declined by 15.4% to 18.7%, from 22.0% in 2001. By comparison, this figure was 13.6% in 1998 when overall industry conditions were also down, 12.7% in 1999 and 13.4% in 2000. The 62% growth in unit volumes partially offset the effects of continued investments in depreciable assets such as capital equipment and facilities.

     We cannot assure you that we will be able to maintain a high capacity utilization rate. Our inability to maintain capacity utilization rates could increase our costs relative to the revenue that we generate.

We depend on a limited number of suppliers to provide us with sufficient quantities of raw materials on a timely basis in order to sustain our operations.

     It is important to our operations and general competitiveness that we obtain raw materials from our vendors in a timely manner, in sufficient quantities and qualities and at competitive prices. We obtain most of our critical materials from a limited group of suppliers on a purchase order basis and without the benefit of long-term contracts. Some of our suppliers provide us with equipment and raw materials on a credit basis, with payment for such items deferred until a later date. Our failure to repay these supplier credits in a timely manner could cause our suppliers to cease providing us with such credits or such materials. The loss of such supplier credits or materials could have an adverse impact on our business and operations, including our ability to meet our customer's requirements.

     Shortages occur in our essential raw materials due to interruptions in supply or increased demand in the industry. While we believe that we have identified adequate alternative suppliers for our raw materials, any transition to a new supplier could take time and disrupt our business. In the past, we have experienced difficulty obtaining acceptable raw materials on a timely basis and delays in the delivery of raw materials we have ordered. Our inability to obtain satisfactory raw materials could limit our ability to fill our customer orders and/or increase our costs relative to the revenue that we generate.

We depend on our customers to provide us with a satisfactory supply of wafers and shortages or disputes regarding our supply of wafers may reduce our ability to fill our customers' orders and reduce our revenue.

     Our operations and general competitiveness depend on a satisfactory supply of wafers from our customers for assembly and test services. Shortages or shipments of defective wafers can result from supply chain interruptions, inferior third-party manufacturing or design flaws. Moreover, disputes as to the origin of defects and responsibility for defective wafers could strain our relationships with existing customers. An insufficient supply of wafers, defective wafers and any disputes relating thereto could reduce our ability to fulfill our customers' orders and decrease our revenue.

We may be unable to obtain assembly or test equipment when we need it, which will prevent us from expanding our business and increasing our revenue.

     Our operations and expansion plans are highly dependent upon our ability to obtain a significant amount of capital equipment which is manufactured by a limited number of suppliers. In periods of high demand, the lead time from order to delivery for assembly and test equipment can be between four and six months. If we cannot obtain equipment in a timely manner, we may be unable to fill our customers' orders or accept orders from new customers, which could reduce revenue and materially harm our business, financial condition and results of operations.

     Generally, we have no binding supply agreements with any of our equipment suppliers and we acquire our equipment on a purchase order basis. Increased demand for the type of capital equipment required in our business may increase our equipment costs which could increase our costs of production. Since all of our revenues are in U.S. dollars, fluctuations in foreign currency exchange rates, particularly the Japanese yen, could also increase the price we pay for equipment, which could also increase our equipment costs.

Most of our customers are not obligated to purchase any minimum amount of our products or services and we do not have a significant backlog. We may not receive sufficient customer orders in the future to meet our costs and remain profitable.

     Most of our customers are not obligated to purchase any minimum amount of our assembly and test services or to provide us with binding forecasts for any period. As a result, we have no significant backlog which makes it difficult for us to forecast our revenue for any future period. We expect that revenue in any quarter will continue to be substantially dependent on orders received during that quarter. The level of orders we receive from our customers has varied and may continue to vary significantly from quarter to quarter. Revenue decreased 10.1% from $14.8 million in the third quarter of 1999 to $13.3 million in the fourth quarter of 1999, primarily due to the large number of holidays in the Philippines and 9.6% from $20.5 million in the third quarter of 2000 to $18.5 million in the fourth quarter of 2000 and 3.6% from $19.4 million in the third quarter of 2002 to $18.7 million in the fourth quarter of 2002, principally due to the large number of holidays in the Philippines. Our revenues declined by 8.6% from the fourth quarter of 2000 to the first quarter of 2001, by 23.8% from the first quarter to the second quarter of 2001, and by 15.6% from the second quarter to the third quarter of 2001, primarily as a result of the industry downturn. In the fourth quarter of 2001, we experienced our first sequential quarterly increase in revenue, and this uptrend differed from previous years because the industry started to exhibit some recovery towards the end of the said year. The sequential quarterly increase in revenue persisted throughout the first three quarters of 2002, with sequential quarterly growths of 11.5% in the first quarter, 21.5% in the second quarter, and 10.0% in the third quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as they have in prior periods.

We may be unable to recoup the cost of significant capital expenditures made in advance of increased sales, which would have a negative effect on our profitability and financial viability.

     We increased and plan on continuing to increase our assembly and test capacity in order to grow our business. This required and will require substantial capital expenditures, primarily for additional assembly and test equipment. We have already made and will continue to make these capital expenditures and we cannot assure you that our sales will increase or that our revenues and cash flow are sufficient to cover these capital expenditures. Our failure to increase our revenue or seek additional financing following significant capital expenditures could materially harm our business, financial condition and results of operations, as we may not be able to offset our increased costs, cash flow requirements and related depreciation expense.

We may be unable to repay short-term suppliers and bank credit liabilities incurred to fund our capital expenditures program, which would have a negative effect on our operations and financial viability.

     In 2002, the Company acquired property, plant and equipment equivalent to $18.3 million, allocated between our Taguig and Laguna manufacturing facilities, of which $10.9 million was acquired through suppliers' credits (inclusive of capital lease).

     If we experience delays in fully utilizing our capacity at these facilities, we may be unable to meet our production goals, revenue objectives and profitability targets. We cannot assure you that we will succeed in achieving full utilization of our facilities due to the lingering effects of the downturn in the semiconductor industry. Our inability to expand capacity could reduce our ability to meet customer needs and prompt our customers to place orders with our competitors.

We may not be able to keep or replace key executive officers and employees, which would impair our ability to implement our business plan and continue our assembly and test processes.

     We depend on our key executive officers and employees to implement our business plan and oversee our assembly and test processes. It is difficult to attract and retain highly skilled technical, managerial and marketing personnel, and replace key personnel, as competition for qualified personnel in the Philippines is intense. We cannot assure you that we will be successful in attracting and retaining the personnel we require to successfully develop new and enhanced assembly and test services and to continue to grow and operate profitably. We maintain limited directors and officers liability insurance.

We may be unable to develop and protect the intellectual property needed to compete successfully with other assembly and test companies.

     Our ability to compete successfully and achieve future growth in revenue will depend, in part, on our ability to develop and protect our proprietary technology and the proprietary technology of our customers entrusted to us during the assembly or testing process. We cannot assure you that we will be able to develop or protect proprietary technology or that our competitors will not develop, patent or gain access to similar know-how and technology. We cannot assure you that any confidentiality and non-disclosure agreements that we rely on to protect trade secrets and other proprietary information will be adequate to protect our or our customers' proprietary technology.

We may become subject to intellectual property rights disputes that may be costly and limit our ability to continue our business operations as planned.

     Our ability to compete successfully will depend on our ability to operate without infringing on the proprietary rights of others. We have not established procedures to help prevent us from infringing the patented technology of our competitors or other parties. As a result, we may not be aware of the intellectual property rights of others or familiar with the laws governing intellectual property rights in countries where our products are sold. If we become aware that third party-owned intellectual property may affect our business, we intend to either avoid processes protected by existing patents, cross-license, or otherwise obtain the right to use the process or package technologies we require. We believe that companies in our industry will face more frequent patent infringement claims as the number and coverage of patents, copyrights and other third party intellectual property rights in our industry increases. In the event a valid claim was made against us, we may be required to:

     .    stop using critical assembly and test processes;
     .    cease manufacturing, using, importing or selling infringing packages;
     .    develop non-infringing technologies;
     .    acquire and pay for licenses to use the infringed technology; or
     .    pay substantial damages.

     Although we may be required to seek licenses from or enter into agreements with third parties covering intellectual property, we cannot guarantee that any of those licenses could be obtained on acceptable terms, if at all.

We may also have to commence lawsuits against companies who infringe our intellectual property rights. Those potential claims could result in substantial costs and diversion of our resources.

Our assembly and test processes are susceptible to human error which can reduce our productivity and harm our operations.

     Our failure to maintain high training standards and monitor our operators could result in significant operator error which could reduce our production yields, erode product quality, damage our customer relationships and materially harm our business. Any lost customers, increased costs, production delays, substantial amounts of returned goods and claims by customers resulting from human error could materially harm our business, financial condition and results of operations.

We may be unable to maintain the clean room environment we need for our operations which can reduce our productivity and harm our operations.

     Our assembly and test operations take place in areas where air purity, temperature and humidity are controlled. If we are unable to control our assembly and test environment, our equipment may malfunction or our products may be defective. See "Item 4--Information on the Company--Business Overview--Quality Management." Any prolonged interruption in our operations due to problems in our clean room environment could materially harm our business, financial condition and results of operations.

Environmental, health and safety laws could require us to incur additional capital and operational costs.

     We are subject to liabilities and compliance obligations arising under environmental, health and safety laws. These laws impose various controls on the quality of our air and water discharges, on the storage, handling, discharge and disposal of chemicals the company uses, and on employee exposure to hazardous substances in the workplace. Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. We cannot assure you that applicable environmental, health and safety laws will not in the future impose the need for additional capital equipment or other process requirements upon the company, curtail its operations, or restrict its ability to expand its operations. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substance contamination could subject the company to future material liability.

We may be unable to maintain the non-unionized status of our workforce which can reduce our productivity and harm our operations.

     Our ability to compete successfully will depend on our ability to keep labor costs low. The Company provides compensation, benefits, and a working environment in accordance with standards mandated by Philippine law, labor regulations and codes, which has resulted in a union free workplace. Any initiative by the workforce to unionize may result in lost productivity and higher labor costs that could materially harm our business, financial condition and results of operations.

The global economic slowdown has negatively affected our business.

     The Asian economic crisis, which took place between 1997 and 1999, the economic slowdown which began in mid-2000, and the decline in the demand for electronic products and systems where our products are used as components, has adversely affected most countries in Asia, including the Philippines. Many Asian countries have experienced considerable currency volatility and depreciation, high interest rates and decreasing asset values and some have experienced political and social unrest, including changes in political leadership. These and other factors have reduced economic activity throughout Asia and restricted access to financing.

     Effect on the Philippines. The Philippines has experienced many of these difficulties, including:

     .    slow GDP growth in 2002;

     . the continuing depreciation in the value of the Philippine peso relative to the U.S. dollar and other foreign currencies;
     .    increased unemployment;
     .    a decrease in share prices on the Philippine Stock Exchange;
     .    a higher than projected national budget deficit;
     . terrorist events and kidnappings in the Southern Philippine island of Mindanao.

     These events have created uncertainty as to the stability of the Philippine economy. The Philippine government has implemented a number of measures designed to mitigate the effects of the region's financial crisis on the Philippine economy. The Philippine government's stated objective has been to restore economic confidence and stability by strengthening economic fundamentals. We cannot assure you that the Philippines, which has suffered lower levels of economic disruption and reductions in growth and economic performance compared to other Asian countries, will not be subject to increased economic difficulties in the future or that the current trends will significantly improve in the near future.

     Effect on us. Similar to other companies throughout Asia and the Philippines, we have experienced negative effects from the Asian economic crisis, and the global decline in electronic products demand. These negative effects have included difficulty in accessing capital in the Philippines for future expansion and high debt service costs, which totaled $1.6 million in 1998, $1.0 million in 1999 and $0.4 million in 2002. We did not incur net debt service costs in 2000 and 2001 due to the cash infusion from our initial public offering in the United States; however, we cannot assure you that we will not incur high service costs in future years.

     A continuation or worsening of the current financial and economic conditions in the Philippines could materially harm our business, financial condition and results of operations. In particular, our lenders could cancel our short-term credit facilities which would limit our access to capital to finance our operations, future expansion and development. The cancellation of such facilities or the inability to obtain sufficient capital to finance our operations could materially harm our business.

New laws and regulations, currency devaluation and political instability in foreign countries could make it more difficult for us to operate successfully.

     We generate a significant portion of our revenues from international markets, including customers in Southeast Asia and Europe. In addition, all of the facilities currently used to provide our packaging services are located in the Philippines. Our future operations and earnings could be affected by new laws, new regulations, a volatile political climate, changes in or new interpretations of existing laws or regulations in other countries where we have customers or operations. If future operations are negatively affected by these changes, our sales or profits may suffer.

The China joint venture might not be consummated, and even if the joint venture is consummated, it may not produce the anticipated results.

     The consummation of the China Joint Venture project depends on a variety of factors, including but not limited to achieving a mutual understanding and terms & conditions with the joint venture partner, the granting of government approval and incentives, the approval from the boards of directors of both parties, and supportive market conditions. Even if the joint venture is consummated, the outcomes and results may differ materially, due to but not limited to the market acceptance of PSi's, our partners' or the joint venture's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing, political and social unrest, and under-developed health care systems. See "Item 4 - Information on the Company - History and Development of the Company" for a additional information regarding the China Joint Venture.

Fluctuations in exchange rates could materially harm our business by increasing costs or affect the value of our ADSs.

     All of our revenues are U.S. dollar denominated and our consolidated financial statements are prepared in U.S. dollars. The U.S. dollar also accounts for the largest share of our costs. All of our operating expenses are incurred in U.S. dollars and Philippine pesos while our capital expenditures are primarily denominated in U.S. dollars and Japanese yen. As a result, we are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Philippine peso and the Japanese yen and the U.S. dollar.

We are vulnerable to disasters and other disruptive events since most of our operations are conducted in facilities in Metro Manila and Laguna.

     We currently conduct nearly all our assembly and test operations at our facilities in Metro Manila and Laguna. Significant damage or other impediments to these facilities as a result of:

     . natural disasters such as earthquakes and typhoons;
     . disease and epidemics;
     . industrial accidents;
     . utilities outages, including power, water and industrial gases, among others;
     . equipment failure;
     . industrial strikes;
     . terrorist events; or
     . disruptions to our transportation network

     could significantly increase our operating costs. To date, we have not experienced significant damage or other disruptions at our facilities as a result of these events, although we experienced considerable production delays and loss of revenue in 1998 when a supplier failed to deliver equipment necessary for us to complete customer orders. However, such events may occur in the future which could have a negative impact on our business.

     We maintain insurance, including business interruption insurance, against some, but not all, of these events. We cannot assure you that our insurance will be adequate to cover any direct or indirect losses or liabilities we may suffer.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war such as the conflict in Iraq may affect the markets on which our securities trade, the markets in which we operate, our operations and our profitability.

     Terrorist attacks and other acts of violence or war may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Our current facilities include sales offices in the United States and Japan; and administrative, sales, and manufacturing facilities in the Philippines. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas.

     The armed conflict between coalition forces led principally by the United States against Iraq could have a further impact on our domestic and international sales, our supply chain, our production capability and our ability to deliver product to our customers. Political and economic instability in some regions of the world, including the Philippines, may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

Epidemics, such as the Severe Acute Respiratory Syndrome, may affect our operations and our profitability

     Epidemics such as the Severe Acute Respiratory Syndrome (SARS) could materially affect our operations and our financial health. The Company relies on more than 3500 individuals located in its two manufacturing facilities in the Philippines, without whom it is not possible to assemble and test the Company's products. The Philippines was one of more than 30 countries identified by the World Health Organization (WHO) wherein there were confirmed cases of SARS. Illness from an individual that is successively transferred to other individuals could result in a quarantine of our Taguig and/or Laguna manufacturing facilities or mass absences, leading to lost productivity and revenue that could irreparably harm the Company. We cannot assure you that our operations and finances will not be affected should there be a re-occurrence of SARS in the Philippines, within the region or other parts of the world, or any other types of epidemics,

     SARS could materially affect the demand for our products in the Asia Pacific Region. According to the Asian Development Bank (ADB), SARS could reduce the growth of East Asian economies by 0.4 and 1 percentage points if SARS lasts for one and two quarters, respectively. The growth of Southeast Asian economies may slow by 0.5 and 1.4 percentage points if SARS lasts for one and two quarters, respectively. Even though the company sold only 12% of its product to companies located in the Asian region, we cannot ascertain the final end markets of our European and US based customers.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

     Our company is incorporated under the laws of the Philippines and substantially all of our directors and executive officers reside outside the United States. In addition, virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to effect service of process upon us or one of those persons in the United States to enforce any judgment obtained in U.S. courts against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws. If original actions are brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws. The Philippines is not a party to any international treaty concerning the recognition or enforcement of foreign judgments although the Philippine Rules of Court do provide that a foreign judgment may be enforced in the Philippines through an independent action filed to enforce the judgment. A foreign judgment may not be enforced, however, if there is evidence of a lack of jurisdiction, absence of notice, collusion, fraud or clear mistake of law or fact or if it is found to be contrary to the laws, customs or public policy of the Philippines.

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

     Our corporate affairs are governed by our articles of incorporation and by-laws and by the laws governing companies incorporated in the Philippines. Legal principles such as a director's or officer's duty of care and loyalty, and the fiduciary duties of controlling shareholders exist in the Philippines. These principles are relatively untested in Philippine courts, and their application is uncertain in comparison to their application in U.S. courts. As a result, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our board of directors or our controlling shareholders than they would as shareholders of a company incorporated in the United States.

We rely on Philippine income tax holiday incentives to preserve funds allocated for specific business purposes and a loss of these tax benefits would prevent us from using funds in accordance with our business plan.

     We enjoy fiscal incentives which include income tax holidays for the manufacture of voltage regulators as well as for test services related to various semiconductor devices. These incentives extend for four years commencing in June 1999 and August 1999, respectively. The income tax holiday incentives we received in 2000 reduced our income tax and made available to us an additional $2,159,788 that we would have paid to the Philippine tax authorities. The reported net losses would have been higher by $920,626 ($0.07 per share) for the year ended December 31, 2002 and $602,274 ($0.05 per share) for the year ended December 31, 2001, had we not been entitled to ITH incentives. Our tax holidays require that we export a minimum of 70% of our production. If we fail to meet our export requirement and lose our fiscal incentives prematurely or are unable to renew these incentives after their expiration, we will be required to use funds earmarked for other business purposes to pay income taxes. This reallocation of funds could reduce the amount of funds available to us for our business activities and materially harm our business, financial condition and results of operations.

Our existing principal shareholders own a large percentage of our voting shares and their interests may conflict with the interests of our company.

     Our principal shareholders, Merrill Lynch Global Emerging Markets Partners, L.P. and NJI No. 2 Investment Fund, a fund managed by JAFCO Investment (Asia Pacific) Ltd., own, in the aggregate, approximately 68.5% of our voting securities. Acting together, our principal shareholders will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. See "Item 10--Additional Information--Articles of Incorporation and By-laws." Matters that require shareholder approval include, among other things:

     . the election of directors;
     . our merger or consolidation with any other entity;
     . any sale of all or substantially all of our assets; and . the timing and payment of dividends if any.

     Our principal shareholders have entered into a Shareholders Agreement relating to their ownership, transfer and voting of our shares. As a result of the level of their shareholdings and the provisions of their shareholders agreement, our principal shareholders will have the power to determine the election of our directors and the approval of any other action requiring the approval of our shareholders, including any amendments to our articles of incorporation and by-laws. In addition, our principal shareholders could prevent us from entering into transactions that could be beneficial to us or the holders of our ADSs.

Your percentage ownership in the Company could be diluted by the action of our principal shareholders.

     Our shareholders do not have preemptive rights. Our principal shareholders have a sufficient number of votes to approve the authorization, sale and issuance of additional shares of common stock or other securities of the Company. You do not have a right to participate in any such sale or issuance and as a result your ownership interest in the Company could be diluted. See "Item 10 -- Additional Information - Articles of Association and Bylaws" for a discussion on the rights of shareholders.

We cannot assure you that an active trading market will develop or continue for ADSs.

     Our ADSs are publicly traded but do not necessarily trade actively. In addition, the market price quoted for our ADSs may be adversely affected by changes in our financial performance or prospects, or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active or stable trading market will develop or continue for ADSs.

The market price for our ADSs has fluctuated significantly in the past, and the market price of our ADSs may be lower than you expect.

     Since our initial public offering in March of 2000, the closing price of our ADSs has fluctuated significantly, ranging from a high of $25.44 to a low of $0.89 per share. Fluctuations in our stock price could continue. Among the factors that could affect our stock price are:

     . quarterly variations in our operating results;
     . the amount of our indebtedness;
     . our ability to access additional financing on economical terms to fund capital expenditures;
     . general market conditions; and
     . general economic factors unrelated to our performance

     The stock markets in general, and the markets for technology companies in particular, have experienced a high degree of volatility not necessarily related to the operating performance of particular companies. We cannot provide assurances as to the price of our ADSs.

The market price of our ADSs could decrease as our principal shareholders sell their shares.

     The market price of our ADSs could decrease if large numbers of ADSs are sold into the public market or if the public expects those sales to occur. These sales could make it difficult for us to sell equity securities in the future at a time and price that we deem appropriate. We have 13,289,525 common shares outstanding, including common shares represented by ADS. The 4,025,000 common shares represented by ADSs are freely tradeable in the public market unless purchased by our affiliates, as defined in Rule 144 under the Securities Act and which are natural persons or other entities that directly or indirectly control, are controlled by, or are under common control with us. The remaining 9,264,525 common shares are restricted securities, as defined in Rule 144 under the Securities Act, which means they may not be offered or sold unless pursuant to a registration statement that has been filed and declared effective by the Commission or pursuant to an available exemption from registration under the Securities Act. These common shares may be sold in the public market in the form of ADSs, upon a deposit of such shares with the depositary, but only if they are registered under the Securities Act or if they qualify for an exemption from the registration requirements of the Securities Act.

Your voting rights as ADS holders are limited by the terms of the deposit agreement for the ADSs. Your ability to participate in the management of our company is impaired relative to our common shareholders.

     Holders of ADSs may exercise the voting rights of the common shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with the holders of ADSs. For example, our common shareholders receive notices of meetings directly from us and are able to exercise their voting rights by either attending the meeting in person or voting by proxy.

     ADS holders, by comparison, do not receive notices directly from us. The deposit agreement provides that upon its receipt of notice from us of any meeting of holders of our common shares, the depositary will then mail to ADS holders as soon as practicable:

     . the notice of the meeting;
     . the voting instruction forms; and
     . a statement explaining how instructions can be given by ADS holders.

     To exercise voting rights, ADS holders must instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for ADS holders than for holders of our common shares. ADSs for which the depositary does not receive voting instructions will not be voted at any meeting.

     Except as described in this annual report, ADS holders are not able to exercise voting rights attaching to the ADSs. Please see "Item 10--Additional Information--Articles of Incorporation and By-laws" for additional information relating to our common shares.

Your ability to participate in any rights offering of our company is limited, which may dilute your ownership of our company.

     We may, from time to time, distribute rights to our shareholders, including rights to acquire securities under the deposit agreement relating to the ADSs. The depositary will not offer rights to holders of our ADSs unless both the rights and the securities to which those rights relate are either exempt from registration under the Securities Act or are registered under the provisions of the Securities Act. We are under no obligation to file a registration statement for any of those rights or underlying securities or to cause such a registration statement to be declared effective. As a result, holders of our ADSs may be unable to participate in rights offerings by us and may experience dilution of their holdings as a result.

ITEM 4   INFORMATION ON THE COMPANY

A.   History and Development of our Company

     Our legal name is PSi Technologies Holdings, Inc. We are a limited liability company incorporated in the Republic of the Philippines on December 10, 1999 under the Corporation Code of the Philippines, Batas Pambansa Blg. 68 approved on May 1, 1980. Our current corporate form will expire on December 10, 2049 and may be extended by shareholder resolution. Our principal executive and registered offices are located at Electronics Avenue, FTI Complex, Taguig, Metro Manila 1604, Philippines. Our telephone number at that address is (632) 838-4966. We maintain an Internet web site at www.psitechnologies.com. Information contained in our web site does not constitute a part of this annual report. Our agent for service of process in the United States is Michael T. Gholson, Director for Sales, at Pacsem Technologies, 721 E. Citation Lane, Tempe, AZ 85284. Our telephone number at that address is (480) 838-5286.

     The following material corporate events occurred in 2001, 2002 and the first half of 2003:

     . In May 2001, Merrill Lynch Global Emerging Markets Partners, L.P. (which we call Merrill Lynch) one of our principal shareholders, acquired an additional 4,580,910 shares of capital stock of our company from RFM Corporation, representing approximately 34% of our share capital. As a result of the transaction, Merrill Lynch Global Emerging Markets Partners, L.P. currently owns 7,141,624 shares, representing approximately 54% of our share capital. See "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions--Shareholders' Agreement and Registration Rights Agreement."
     . In July 2001, our Board of Directors elected Arthur J. Young, Jr., as our President, Chief Executive Officer and Chairman of the Board. He continues to hold these positions as of the date of this annual report.
     . In September 2001, we signed a sales and marketing agency agreement with Tokai Bussan of Japan. Under this agreement, Tokai Bussan will be responsible for introducing the company to prospective power semiconductor customers, and will assist us in securing assembly and test service contracts in Japan. As of May 30, 2003, Tokai Bussan has introduced 6 prospective customers who have undertaken qualification activities in PSi Technologies.
     . In September 2001, we also signed a long-term assembly and test service agreement with Advanced Power Technology Inc. (NASDAQ: APTI), a designer, manufacturer and marketer of high-power, high-frequency power semiconductors. Under this agreement, we will provide Advanced Power Technology with outsourced assembly and test services primarily for the its Power Mosfets (switching and control devices), FREDs (fast recovery epitaxial diodes) and IGBTs, (insulated gate bipolar transistors) that go into power conversion applications such as motion controllers and power supplies.
     . In December 2001, we signed a supply agreement with Power Integrations Inc., a leading designer and maker of high-voltage integrated circuits for alternating current, or AC, to direct current, or DC, power conversion applications. Under this agreement, we will provide Power Integrations with outsourced assembly services primarily for their TO 220 integrated off-line switcher "Topswitch" integrated circuit family.
     . In August 2002, Bryan C. Rigg was appointed Manufacturing Director for the Company's main manufacturing facility in Taguig, Philippines. In 2002, he was appointed vice president for operations. Mr. Rigg was formerly with ON Semiconductor, where as Head of IC Assembly & Test Engineering for External Manufacturing, he was responsible for the performance of 12 External Manufacturing (Subcontract) Assembly and Test facilities within the Asia-Pacific region, including PSi Technologies' facilities in the Philippines.

     . In December 2002, we were conferred the "Top Export Performer Bronze Award" by the Philippine Export Development Council for having earned top export revenues in a certain sector, and the Philippine Quality Award (PQA) Level II for Proficiency in Quality Management by the Philippine Quality Award Committee. The latter award is the Philippines' counterpart to the prestigious Malcolm Baldrige Award of the United States.
     . On March 15, 2003, the Company signed a non-binding Memorandum of Understanding (MOU) with Jilin Sino-Microelectronics Co. Ltd. of Jilin Province, China to establish a joint venture company based in China that will provide outsourced assembly and test services for power semiconductor devices (the "China Joint Venture"). The Memorandum of Understanding establishes a framework for the Joint Venture Agreement to be negotiated by both parties in upcoming months.
     . On April 21, 2003, the Company was granted a new Environmental Clearance Certificate (ECC) by the Department of Environment and Natural Resources' Environmental Management Bureau (a government agency), after having filed an application on January 29, 2003. The new ECC supersedes the one granted in March 1989, and expires when the Company stops operating or closes its Philippine manufacturing facilities.
     . On June 13, 2003, the Company signed a non-binding letter of interest to issue Merrill Lynch a $4 million exchangeable senior subordinated note. The proceeds of the exchangeable note would be used to pay liabilities related to capital expenditures due in the second and third quarters of 2003. The exchangeable note would be issued by our wholly-owned subsidiary PSi Technologies, Inc. and would come due in 2008. See "Item 7 - Major Shareholder and Related Party Transactions - Letter of Interest with Merrill Lynch."

     Our principal capital expenditures for fiscal years 2000, 2001 and 2002 consisted mainly of the construction of new facilities and the purchase of semiconductor equipment. Our capital expenditures amounted to $47.5 million in 2000, $21.8 million in 2001 and $18.3 million in 2002. In 2000, our capital expenditures were incurred mainly for the acquisition of additional assembly and testing equipment, the purchase of computer software and the construction of two facilities in the Philippines. In 2001, our capital expenditures were incurred mainly to complete certain assembly and test equipment lines that we acquired in 2000. In 2002, our capital expenditures were incurred mainly to augment and build capability in certain high volume product lines for key customers.

     For the year 2000, our capital expenditures were financed mainly through the proceeds from our initial public offering in March 2000 and cash generated from operations. In 2001, we financed our capital expenditures with cash generated from operations, bank credit facilities, and a long-term equipment acquisition arrangement with one of our customers. In 2002, we financed our capital expenditures with cash generated from operations, bank credit facilities, and short-term credits from suppliers. A more detailed discussion of the use of proceeds from our offerings and credit facilities can be found under "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources."

B.   Business Overview

Power Semiconductor Assembly and Test Services

     We provide comprehensive power semiconductor assembly, test and drop shipment services to meet the needs of our customers. Power semiconductors are single and multi-function semiconductor devices that regulate, control, switch and manage the electrical power used in all electrical devices such as automotive systems, communications and networking equipment, computers and peripherals, consumer electronics, electronic office equipment and industrial products, and home appliances, among others. Power semiconductors typically operate from 35-1200 volts.

     Assembly services. We provide a full array of assembly services for power conversion and power management semiconductors. Assembly services refers to the process by which power semiconductors are packaged. The semiconductor package is critical to a chip's performance and functionality and is the interface that allows the semiconductor device to connect to the end product (i.e. printed circuit boards). Packaging serves to protect the chip and facilitate electrical connections and heat dissipation.

     We work exclusively with assembly processes that use leadframes or leaded assembly, the only assembly design that can accommodate the high voltage requirements of most power semiconductors. Power assembly differs from non-power assembly because it often requires special solder alloy die bonding machines and heavy-duty and wire bonding machines. In addition to the alloy die bonding capability, we provide our customer with an epoxy-based die bonding capability. Equipment designed for traditional non-power wire bonding cannot accommodate the large diameter wire required for power semiconductors. Power wire bonding equipment is also moderately more expensive than non-power wire bonding equipment, although the former has a longer useful life.

     Although the outside appearance of power conversion packages has changed little over the years, packaging technology and know-how have continued to evolve to meet the requirements of increasingly complex semiconductors. The chart below illustrates the major steps in the assembly and test process.

                           [PROCESS MAP APPEARS HERE]

     Design services. We also offer our customers design services to address their power packaging needs. When implementing new or custom package orders, we interact with customers early in the design process to optimize package design and ensure manufacturability. After a design is finished, we provide quick-turn prototype services. By offering package design and prototype development, we help our customers reduce product development costs, accelerate time-to-volume production, and ensure that new designs are properly packaged at a reasonable cost.

     Test services. We provide final test services for power semiconductors. Final test is the last stage in the back-end semiconductor production process before shipping the completed package. We use sophisticated test equipment owned by us, as well as those consigned to us by some of our customers, to test the electrical or product application attributes of each semiconductor.

     We have the capability to test most of the power semiconductors we assemble. Outlined below is a brief description of our test capabilities:

     . Parametric Test. Capable of testing all known discrete parameters (diodes, thyristors, bipolar transistors, MOSFETS, IGBTs) and analog voltage regulators;

     . Avalanche Testing or Unclamped Inductive Load Switching Testing (UIL/ISB). Tests the capability of the device to handle high voltage applications such as motors and power supplies;

     . Thermal Resistance Test. Tests the devices' thermal response to detect potential assembly problems;

     . Reverse Recovery Time Testing (TRR). Measures the time it takes for current to go to zero when switching the flow of electricity from forward to reverse. This test measures the time it takes for the device to completely turn off;

     . Integrated Serial Testing. Incorporates various tests into one pass or insertion;

     . Package Isolation Testing. Tests the ability of the package to withstand electricity flow from the electrical leads to the mounting surface; and

     . Embossed Carrier Taping. Process of inserting tested units into each pocket of the embossed carrier tape for automatic placement or mounting into the printed circuit board.

     Materials management and drop shipment services. We provide our customers with a full range of materials procurement services and work with key raw material and equipment suppliers to ensure reliable production readiness at reasonable cost. We are in the process of installing a materials resource planning system that will allow us to maximize the use of information technology in managing inventory. We also provide packaging for shipment, including specialized packaging called embossed carrier taping for surface-mount packages and paper-taping for standard packages. We provide drop shipment services, including the delivery of final tested semiconductors, to our customers' end-customers in most parts of the world.

Non-Power Semiconductor Assembly and Test Services

     We provide assembly, test and special process services for standard non-power semiconductors to maintain long-established customer partnerships. Non-power integrated circuit semiconductors typically operate at lower power levels and integrate multiple functions such as processing and conveying complex information in electronic form. We have assembly lines for a number of standard non-power packages that accommodate various customer requirements. Some of our non-power services are organized as dedicated business units such as a captive test line for various packages for Vishay/Siliconix.

Packages

     We offer semiconductor packages for both power semiconductor and standard non-power semiconductor applications. Historically, our first package offerings were for standard non-power applications including metal cans for devices such as field effect transistors (FETs), which are devices where the main current is controlled by application of a small on/off voltage, and diodes, ceramics for amplifiers and smart displays for cellular phones. In 1994, we began offering semiconductor packages specifically for power semiconductor applications. Since 1995, we have focused primarily on providing power semiconductor assembly and test services and packaging, increasing that portion of our business to represent approximately 89% of revenue in 2002. Nevertheless, our standard non-power semiconductor assembly and test operations remain profitable, and we continue to offer a limited number of standard non-power semiconductor packages. The following table sets out for the periods indicated the percentage of our revenue by package type:

                                                                        Years ended December 31,
                                                         --------------------------------------------------------
                                                                1999          2000           2001          2002
                                                         -----------    -----------   ------------   -----------
Power semiconductors..................................           74%            84%            83%           89%
Non-power semiconductors..............................           26%            16%            17%           11%
                                                         ===========    ===========   ============   ===========
                                                                100%           100%           100%          100%

     Power Packages and Applications. Power semiconductors can be found in a vast array of everyday products. We believe we offer our customers the broadest line of power semiconductor packages in the industry. Our packages offer either standard or advanced thermal and electrical characteristics to accommodate varying power semiconductor applications. We focus our package development on producing incremental improvements to customer designs and providing packages that are both more durable and more cost effective for our customers.

     All of our power packages are leaded packages. Leaded packages for power semiconductors are characterized by a semiconductor chip encapsulated in a special, non-conducting plastic mold compound with metal leads protruding from one or more edges of the package. The metal leads are designed to be attached to a printed circuit board, thereby integrating the semiconductor device into the ultimate end-product. We offer leaded packages that use traditional pin-through-hole technology as well as more advanced surface mount technology. Our pin-through-hole packages are designed to be plugged into printed circuit boards by inserting the leads through holes on the board and are generally used for applications with high power requirements and minimal space restrictions. Our surface mount technology packages are designed to be soldered to the surface of the printed circuit boards and are generally used for applications with tighter space restrictions.

         Nearly all of our power semiconductor packages can accommodate more than one power semiconductor product application. Power semiconductors can serve a number of product applications, including input rectification, control, switching and output regulation. Input rectification generally refers to conditioning alternating current, AC, to direct current, DC. The control function measures incoming electricity and sends a signal to a switch. A switch divides the current into discrete units. Finally, output regulation reconfigures the power into a form usable by the electronic component.

         Outlined below is a brief description of power semiconductors that we assemble and test:

     . Field Effect Transistors. Depletion type transistor used as an input device for low and medium power applications.

     . Diodes. Single or dual diodes, Schottky or ultra fast rectifiers used in power supplies.

     . Power MOSFETs. Switching and control devices that combine fast switching, versatile design and low on-resistance in a cost effective design. They serve a large percentage of the need for power control devices. We have the capability to build power MOSFETs in a variety of packages.

     . Triacs, silicon controlled rectifiers and thyristors. Commonly used as triggering and control switching devices. They are an essential element in the use and control of electrical motor speed in appliances, heaters and motors.

     . Voltage regulators. Often used as a voltage protection and power control device in electronic systems. We have package offerings for a variety of voltage regulators, including DC/DC converters, AC/AC converters and inverters.

     . Transient suppressors. Control devices used to provide voltage surge protection in non-power semiconductors. This device will safely protect sensitive equipment from sudden or abrupt changes in voltage supply that can damage the equipment or unit.

     . High power bipolar transistors. Medium speed switches used for power supplies of a wide variety of electronic products ranging from computer peripherals to industrial equipment.

     . Insulated gate bipolar transistors, or IGBTs with built-in diodes. Advanced power control switches similar to high power bipolar transistors, but with an enhanced power saving feature designed so that the control power necessary to switch this device is considerably lower than that for a comparable bipolar transistor. We can build IGBTs in a number of different packages.

     The following table lists the power packages we assemble and test:

   Package Type and Lead Count              Product Application                          End Market
--------------------------------    --------------------------------------   ------------------------------------
SC-70                               voltage regulator                        home appliances, office/industrial
(5 leads)                           bipolar, MOS                             equipment, personal computers,
                                                                             communications equipment

SOT-23                              voltage regulator                        home appliances, office/industrial
(3 leads and 5 leads)                                                        equipment, personal computers,
                                                                             communications equipment,

SOT-223                             voltage regulator, bipolar, diode        home appliances, office/industrial
(3 leads)                                                                    equipment, personal computers,
                                                                             communications equipment,

SOT-89                              voltage regulator                        home appliances, office/industrial
(3 leads)                                                                    equipment, personal computers,
                                                                             communications equipment

TO-126/SOT-32                       thyristor, triacs                        home appliances
(3 leads)

TO-92/DO-92                         transient suppressor,                    office/communications equipment
(3 leads/2 leads)                   voltage regulator

TO-251/TO-252                       MOSFET, high power bipolar,              home appliances, personal
(IPAK/DPAK)                         voltage regulator, rectifier/diode,      computers, lighting, automotive
(3 leads/2 and 5 leads)             triacs

SOT-82                              thyristor, triacs                        home appliances
(3 leads)

PowerFlex(TM)                       voltage regulator                        home appliances, office/industrial
(2, 3, 5, 7 leads)                                                           equipment, personal computers,
                                                                             communications equipment

TO-220/DO-220                       voltage regulator, MOSFET,               Automotive systems, home appliances,
(2, 3, 5, 7 leads)                  thyristor, triacs, rectifier, diode,     office/industrial personal computers,
                                    high power bipolar, power TC             consumer electronics

TO-263                              MOSFET, voltage regulator, high          home appliances, personal
(2, 3, 5 leads)                     power bipolar                            computers

TO-220 full pack or isolated        MOSFET, IGBT                             home appliances, personal
(3 leads/2 leads)                                                            computers, automotive

SOT-93                              thyristor                                home appliances
(3 leads)

TO-247                              MOSFET, IGBT, diode                      home appliances, personal
(2 and 3 leads)                                                              computers, automotive

TO-264                              MOSFET, diode                            home appliances, personal
(2 and 3 leads)                                                              computers, lighting, automotive

SOT-227                             MOSFET, diode                            Automotive systems, industrial equipment

     Non-power packages and applications. We assemble and/or test a limited number of standard non-power semiconductor packages primarily for industrial, automotive and military use. The following table lists the non-power packages we assemble and/or test:

   Package Type and Lead Count              Product Application                          End Market
--------------------------------    --------------------------------------   ------------------------------------
PDIP                                digital signal processor, switch,        automotive, industrial,
(8, 14, 16, 24, 48, 54, 64 leads)   amplifier                                communications

SOIC                                amplifier                                industrial
(8 leads)

PLCC                                digital signal processor                 communications
(28, 44 leads)

Flatpacks                           diode array                              military/industrial
(10, 14, 16 leads)

Metal cans                          field effect transistor, diode,          military/commercial, automotive,
(2, 3, 4, 6, 7, 8, 10 leads)        amplifier                                communications

Ceramics                            amplifier                                military/industrial
(8, 14, 16, 18, 20 leads)

     Packages and processes under development. Power semiconductor form-factor and performance requirements continue to evolve to meet ever increasing demands of end-market applications. We are currently developing packages and related processes to address the need for:

        .   high power/thermal packages;
        .   patterned solder dispensing for large packages;
        .   thin and thick wafer processing;

          .    wafer mapping;
          .    heavy/fine multiple wire bonding;
          .    gold to copper bonding;
          .    dual and multi-die packaging;
          .    low on-state resistance packaging for power MOSFET applications;
               and
          .    environmentally friendly assembly materials (Pb free lead finish)
               and processes.

          We also continue to increase our support functions for thermal, electrical, package stress and board level reliability characterization. We offer a full range of package functional testing and product analysis for all of our existing packages and packages under development. We have a full service reliability laboratory that can stress test assembled semiconductors.

The Semiconductor Industry and the Power Semiconductor Market

          Semiconductors are critical components used in an increasingly wide variety of applications. They are used in telecommunications and networking systems, computers and computer peripherals, consumer electronics and home appliances, electronic office equipment, automotive systems and industrial products. According to the Semiconductor Industry Association, or SIA, revenue for the worldwide semiconductor device market declined from $204.4 billion in 2000, to $139.0 billion in 2001 in the worst recorded downturn in the history of the industry. It grew 1.3% to $140.7 billion in 2002. Although the semiconductor industry is highly cyclical, it has grown by a compounded annual growth rate of 15% over the past 20 years according to Semiconductor Business News. The industry's downturns were caused by a number of factors in the past, including: overcapacity, reduced product demand, increased competition and lower pricing.

          The power semiconductor market is a large and steadily growing segment of the semiconductor industry. Based on yearend SIA Blue Book Statistics, we estimate that the worldwide market for power semiconductors increased from $15.1 billion in 2001 to $15.9 billion in 2002, a growth of 5.4%. During the downturn in 2001, power semiconductor billings declined by a lower 27% compared to 32% for the overall semiconductor industry. A number of factors contribute to the size and growth in this industry segment. The proliferation of consumer electronic devices, wireless communications, and mobile computing are factors driving demand for new generations of power semiconductors that are smaller, lighter and more efficient. At the same time, new automotive and industrial applications are creating demand for more powerful, intelligent and reliable power semiconductors for which miniaturization is not a critical factor. Finally, electronics manufacturers are aggressively seeking to reduce manufacturing costs and time-to-market by simplifying system design. These factors continue to spur demand for increasingly advanced power semiconductor solutions.

          The power semiconductor market has over time, exhibited seasonality in its billings on a quarter-over-quarter basis. Based on statistics from the Semiconductor Industry Association, growth in quarter-over-quarter billings from power semiconductors are highest during the second and third quarters. Growth is lower in the first and typically negative in the fourth quarter. We believe that the slow first quarter start of the industry is the result of lower demand visibility at the start of the year. As visibility increases as the year progresses, orders typically increase prompting stronger second and third quarter sequential growth. Generally, third quarter billings are higher than fourth quarter billings as customers usually order product in the third quarter to sell during the Christmas season. With the end of the Christmas build, industry billings typically decline in the fourth quarter.

          Power semiconductors are easily distinguished from non-power integrated circuit semiconductors. Power semiconductors typically operate at high power levels and perform a discrete function within an electronic system by converting or managing electrical current. The capabilities of power semiconductors are defined largely by the level of power they can handle and their efficiency in converting electric current into a more useful form. In contrast, non-power integrated circuit semiconductors typically operate at lower power levels and integrate multiple functions such as processing and conveying complex information in electronic form. The performance of non-power semiconductors is defined largely by the number of functions that can be integrated within a fixed amount of space on a semiconductor, often referred to as circuit density. Circuit density for non-power semiconductors has increased rapidly over time as a result of improved semiconductor manufacturing and design technology. Rapid increases in circuit densities have led to shorter product life cycles for non-power semiconductors. Power semiconductors have undergone relatively less miniaturization and integration than non-power semiconductors because power semiconductors are required to manage and convert high levels of power which generate significant amounts of heat. The result is that the power semiconductor market has been characterized by longer product life cycles and less severe average selling price erosion than the market for non-power semiconductors.

Semiconductor Production Process: Front-end and Back-end

          The semiconductor production process can be divided into two sequential sub-processes commonly referred to as front-end and back-end production, both of which contain many steps. The entire process, both front-end and back-end, is complex and requires sophisticated engineering and manufacturing expertise. The diagram below summarizes the process.

                           [PROCESS MAP APPEARS HERE]

          Front-end Production: Wafer Fabrication. Front-end production refers primarily to wafer fabrication. It starts with a clean disc-shaped silicon wafer that will ultimately become many silicon chips. First, a photomask that defines the circuit patterns for the transistors and interconnect layers is created. This mask is then laid on the clean silicon wafer and is used to map the circuit design. Transistors and other circuit elements are then formed on the wafer through photolithography. Photolithography involves a series of steps in which a photosensitive material is deposited on the wafer and exposed to light through a patterned mask; unwanted exposed material is then etched away, leaving only the desired circuit pattern on the wafer. By stacking the various patterns, individual elements of the semiconductor chip are defined. During the final phase of the front-end production process, each individual chip on the wafer is electrically tested to identify properly functioning chips for assembly.

          Back-end Production: Assembly and Test. Back-end production refers to the assembly and test of individual semiconductors. The assembly process is necessary to protect the chip, facilitate its integration into electronic systems, limit electrical interference and enable the dissipation of heat from the device. Once the front-end production process is complete, the wafer is transferred to an assembly facility, where it is sawed into individual semiconductor chips. These semiconductor chips are then individually attached by means of an alloy or an adhesive to a leadframe, a metallic device used to connect the semiconductor to a circuit board. Leads on the leadframe are then connected by aluminum or gold wires to the input/output terminals on the semiconductor chip through the use of automated machines known as wire bonders. Each semiconductor device is then encapsulated in a plastic molding compound or ceramic case, forming the package.

          After assembly, power semiconductors are tested for different operating specifications, including functionality, voltage, current and timing. The completed packages are then shipped to the customer or to their final end-user destination through drop shipment.

The Trend Toward Outsourcing

          In the past, most semiconductors were produced internally by independent device manufacturers (IDMs), who designed, manufactured and assembled semiconductors specifically for their own end products.

          This required IDMs to have expertise and equipment for both front-end semiconductor design and fabrication and back-end assembly and test processes. Today, the trend is for IDMs to outsource as much of the manufacture and assembly process as possible. IDMs increasingly are focusing their efforts and resources on semiconductor design, where they can best differentiate their products from competitors and away from the assembly and test process.

          The principal economic rationale behind the semiconductor outsourcing model is that it reduces risk for both IDMs and independent semiconductor assembly and test service providers. For IDMs, outsourcing allows them to focus on their core competency of wafer semiconductor design and fabrication, shifts manufacturing and utilization risk to the independent service providers, reduces their capital expenditure requirements and grants them access to new package technologies. For assembly and test service providers, outsourcing supplies them with a diversified customer base to ensure high equipment utilization rates, reduces dependence on the success of any single semiconductor offering and exposes them to the latest technologies employed by numerous leading IDMs. Additionally, outsourcing benefits both parties by enabling assembly and test service providers to develop a core competency and efficiency beyond that which an IDM could maintain in-house.

          A number of major power semiconductor companies, including Infineon Technologies, Philips Semiconductor, ON Semiconductor, Texas Instruments and Fairchild Semiconductor, have indicated their intention to outsource an increasing percentage of their semiconductor manufacturing needs to independent manufacturing service providers. This trend is consistent with the general trend toward outsourcing in the power semiconductor industry. We believe that this trend towards increased outsourcing coupled with the overall market size for power semiconductors creates opportunities for independent power semiconductor assembly and test companies.

Suppliers

          We have two primary categories of suppliers: equipment suppliers and raw materials suppliers. We periodically purchase equipment through several suppliers to meet our assembly and testing requirements. We have no binding supply agreements with any of our equipment suppliers.

          The principal raw materials used in our assembly process are leadframes, molding compound and gold/aluminum wire.

          The pricing of our raw materials is negotiated on a yearly basis subject to our volume demands where we are offered price discounts for volume purchases. The price of the gold wire used for wire bonding changes according to the price of gold in world commodity markets.

          We are now under a consignment agreement with a major European leadframe supplier that commenced in May 2002. Under this agreement, we keep between 3 to 5 weeks stock level in our warehouse under the ownership of the supplier and supplier invoices us once the materials are withdrawn from the warehouse. In addition to the consignment agreement, we are in the process of negotiating with two (2) other leadframe suppliers from Japan to transfer the stamping tool to their local plant in Manila. With this arrangement, we can reduce inventory level from 4 weeks to 2 weeks or less. For molding compounds and packaging materials, we have warehousing agreements with two (2) major suppliers for each raw material, where each supplier keeps buffer stocks in the Philippine warehouse according to forecasted requirements. We will only require delivery according to dice availability from customer. We negotiated with a Carrier Tape Supplier to consign Carrier Tape machines and/or equipment, spare parts and raw materials to the company. The supplier will produce only depending on our customers' loading plan. For spare parts we have six (6) major suppliers under a consignment agreement.

          We generally purchase raw materials based on the non-binding forecasts provided to us by our customers. However, our customers are not generally responsible for any unused raw materials that result from a forecast exceeding actual orders. We work closely with our primary raw materials suppliers to insure that materials are available and delivered on time. We are not dependent on any one supplier for our leadframes, aluminum wire or molding compound. We work with several mold manufacturers to produce mold tooling for the plastic packaging. Although we have a choice of manufacturers, once we have allocated a project to one manufacturer, we depend on delivery from that manufacturer since we would incur both increased cost and time delays to procure the same mold from another supplier.

Marketing and Sales

          Our marketing strategy focuses on the power semiconductor market. Our customer marketing efforts are tailored to the needs of leading manufacturers of power semiconductors. Our strategy is to form a strategic customer relationship as the independent outsourcing service provider of choice for these semiconductor manufacturers, while never becoming over-dependent or committing a majority of our capacity to any one power semiconductor manufacturer.

          We offer our customers the opportunity to purchase only the assembly and test services they request without the obligation to purchase other services we offer. Our customers can also take advantage of our services on a back-end turnkey basis which includes assembly, final test and end-order fulfillment. In addition, we can work in conjunction with our customers to design cost effective, reliable packages to accommodate new chip designs.

          The small number of existing and potential customers enables our primary market development efforts to be executed through executive-level discussions between us and potential customers. We support our market development efforts with customer- and product-specific technical teams assembled to address the specific needs of each customer design and order. We have offices in Santa Clara, California and Phoenix, Arizona to liaise with our U.S. customers. Under the Sales and Marketing Agency agreement with Tokai Bussan, we now also have an office and a marketing officer in Tokyo, Japan to liaise with our prospective customers in that country. In addition, our marketing initiatives include trade show attendance, product sampling, technical bulletins and brochures, industry publications and news releases and a web site for general information purposes. As of December 31, 2002, we employed 26 professionals in business development, marketing, sales and customer service.

Competition

          The independent semiconductor assembly and test business is very competitive, with competition both from other independent assembly and test businesses and the internal capacity of major IDMs. We believe our primary competition is with the internal assembly and testing departments of many of our largest customers. The outsourcing of internal capacity by large IDMs represents our largest market opportunity. We compete to provide our customers with a lower-cost, turnkey outsourced solution to replace their internal capacity commitment. Our main independent competitors are those assembly and test businesses primarily engaged in the manufacturing of similar packages, including:

          .    ChipPAC Incorporated;
          .    Carsem;
          .    Cirtek Electronics Corp.;
          .    PT Omedata Electronics;
          .    Alphatec Semiconductor Packaging, Ltd.;
          .    GEM Services
          .    Fastech Microassembly & Test, Inc.; and
          .    Team Pacific, Inc.

          We also compete with two quasi-independent businesses focused on the power semiconductor market. Tesla Sezam, based in the Czech Republic, is partially owned by ON Semiconductor and Enoch Semiconductors (previously Korea Microsystems), based in Korea, has debt guaranteed by Samsung in relation to a business unit sold to Fairchild Semiconductor. We expect ON Semiconductor and Fairchild Semiconductor to continue to use independent service providers, such as us, given the industry's trend toward outsourcing.

          We compete indirectly with businesses that focus primarily on non-power integrated circuit semiconductor assembly and test, including:

          .    Advanced Semiconductor Engineering, Inc.;
          .    Amkor Technology, Inc.;
          .    ASE Test Limited;
          .    ASAT, Ltd.;
          .    ChipPAC Incorporated;
          .    Siliconware Precision Industries Co., Ltd.;
          .    ST Assembly Test Services Pte., Ltd.; and
          .    Shinko Electric Industries Co. Ltd.

          We believe the principal elements of competition in the overall independent semiconductor assembly market include technical competence, sophistication of design services, quality, time-to-market, array of assembly services, production yields, customer service and price. We believe that we compete favorably as a market leader in these areas within the independent power semiconductor assembly segment.

          Our customers typically rely on at least two independent providers of assembly and test services. Independent providers of semiconductor assembly and test services must pass lengthy and rigorous qualification processes that can take up to three to six months for a typical leaded package. In addition, customers incur substantial costs in qualifying each new provider of semiconductor assembly and test services. Due to these factors and the heightened time-to-market demands of semiconductor end-users, semiconductor manufacturers incur significant costs in switching assemblers and are often reluctant to change or add assemblers.

          Many of our primary independent competitors have significant assembly capacity, financial resources, research and development operations, marketing and other capabilities, and have been operating for some time. Many of these companies also have established relationships with the same semiconductor companies which are our current or potential customers.

Government Regulations

          No local legislation has been passed which specifically regulates the semiconductor industry in the Philippines. However, we are subject to laws of general application in the Philippines, including the Corporation Code, the Local Government Code, the Tariff and Customs Code, the Securities Regulation Code, the National Internal Revenue Code, laws on environmental matters (see "--Property, Plants and Equipment--Environmental Matters"), rules and regulations issued by the Philippine Securities and Exchange Commission, the Philippine Central Bank, the Board of Investments, the Bureau of Internal Revenue, and other government agencies.

Our Approach and Strategy

          We are a leading independent provider of power semiconductor assembly and test services to the power semiconductor market. We provide comprehensive assembly and test services to a diverse customer base which includes most of the major power semiconductor manufacturers in the world. Our top five power semiconductor customers represented 76% of our revenues in 2002:

          .    Infineon Technologies;
          .    Semiconductor Components Industries, Ltd.
          .    Texas Instruments;
          .    Philips Components; and
          .    Fairchild Semiconductor.

          We provide our customers with a broad array of packages and services designed specifically for power semiconductors. We use our expertise in power assembly and test to benefit our customers and collaborate with them to design new power packages to address their enhanced thermal and electrical product performance requirements. We believe our focused assembly and test expertise in the power semiconductor segment, our broad package offerings and our turnkey service capability makes us the preferred service provider for outsourced assembly and test services in the power semiconductor market.

          We benefit from our location in the Philippines. In addition to being a low cost manufacturing center, the Philippines has become a hub for semiconductor assembly and test manufacturing services. Several major semiconductor manufacturers have located assembly and test facilities in the Philippines, including Intel, Fairchild Semiconductor, ON Semiconductor, Philips and Texas Instruments, as well as a number of independent assembly and test companies. We benefit from this concentration of assembly and test business in the Philippines because it has created a pool of professionals trained in assembly and test services and a community of businesses focused on packaging technology.

          We intend to strengthen our position as a leading worldwide provider of assembly and test services targeted specifically at the power semiconductor market in the following ways:

..    Focus on the Power Semiconductor Market and Capitalize on the Trend Toward
     Outsourcing

          We plan on continuing to focus our expertise on the power semiconductor market, which is expected to grow by 9.7% compounded annually from 2001 to 2005, according to SIA Statistics. We intend to further expand our business by capitalizing on the accelerating trend toward outsourcing in that market. The power semiconductor manufacturing services market is large and under-penetrated by independent assembly and test service providers. The trend toward outsourcing is expected to accelerate as an increasing number of IDMs take advantage of the cost savings and strategic advantages of outsourcing. A number of our current customers already have indicated their intention to outsource an increasing portion of their semiconductor manufacturing needs to independent manufacturing service providers. We believe that our established, strategic customer relationships provide us with a competitive advantage in capturing these outsourcing opportunities.

..    Strengthen and Expand Our Strategic Customer Relationships

          We intend to strengthen our existing relationships with our key strategic customers to win an increasing percentage of their back-end production business. Our major IDM customers' in-house assembly and test capacity represents both our largest competition and our best opportunity for incremental growth. We intend to capture our key customers' outsourced assembly and test business by working closely with them to meet their product performance requirements, offering them the broadest array of power packages and services in the industry, and aggressively managing our supplier relationships and the manufacturing process to reduce costs. In addition, as a result of the industry downturn in 2001, it appears that some of our customers intend to dispose of certain of their manufacturing assets as a strategy for reducing their cost structures and capital costs, without reducing assembly and test capacities; and focus on wafer semiconductor manufacturing while outsourcing their assembly and test requirements to independent third-party providers to reduce capital expenditures. For our customers in this situation, we are able to offer a structured off-load program whereby we would acquire their assembly and test equipment lines, as well as the volume of products that they package in these same lines, and transfer these lines to our facilities. Under these arrangements we would pay back the equipment lines over a number of years under a deferred payment plan that is based on the volume of business they outsource to us.

..    Enhance Our Power Assembly and Test Technology and Design Services

          We plan on continuing to develop our power semiconductor assembly and test technology and design services to meet our customers' needs. We coordinate our development efforts with our customers to ensure that our packages and services meet their power design specifications and to increase the efficiency of our research and development efforts. We have hired and will continue to hire research and development professionals trained in semiconductor manufacturing. These employees should strengthen our design capability, particularly in thermal modeling and product applications. We intend to collaborate with our principal equipment and material suppliers to develop and access technical research.

..    Complete our Third Assembly and Test Facility to Serve Customer Demand

          We have completed construction of our third assembly and test facility in an industrial park located near our second facility in Laguna. However, to rationalize and maximize our capacity utilization, we do not plan on activating this plant until forecasted demand exceeds the manufacturing capability of our two existing manufacturing sites. We believe that we will be well positioned to meet the requirements of our customers now that the industry is recovering.

..    Expand into New Geographic Markets and Maintain Diversified Global Customer
     Base

          We are in the process of expanding into new geographic markets while maintaining a diversified customer base. Specifically, we have a sales and marketing agency agreement with Tokai Bussan of Japan under which Tokai Bussan will introduce us to prospective customers, assist us in negotiating and closing assembly and test service contracts, and serve as a liaison with our customers in order to address their needs. We believe the Japanese market complements our existing customer base and represents a significant outsourcing opportunity for power semiconductor assembly and testing services. Of the top ten power semiconductor makers in the world, three are Japanese companies. Our efforts in Japan will complement our efforts in Europe, the United States and elsewhere in Asia where we have built a balanced customer list of top-tier power semiconductor manufacturing companies.

          Further, we intend to finalize negotiations and enter into a joint venture agreement to establish a Joint Venture Company that provides assembly and test services through manufacturing facilities in the People's Republic of China. According to SIA Statistics, the Asia Pacific region's shipment of power semiconductor discrete devices is expected to expand by 15.5% compounded annually from 2001 to 2005. We believe that once established, such a facility will be a significant driver of future revenue growth by supporting our customers' rapidly growing activities in China through the provision of low cost assembly and test services in proximity to our customers' manufacturing facilities and end markets.

Our Customers

          We provide power and non-power semiconductor assembly and test services to over 30 customers. Our power semiconductor customers include most of the major power semiconductor companies in the world.

          Our top five customers accounted for approximately 50% in 2000, 56% in 2001 and 76% in 2002 of total revenue. Our largest customer accounted for approximately 12% in 2000, 17% in 2001 and 22% in 2002. In 2001, Semiconductor Components Industries, Ltd. accounted for 17% of our revenue, Infineon Technologies, Inc. accounted for 11%, Philips Components Philippines, Inc. accounted for 11%, Fairchild Semiconductor (South Korea & Cebu, Philippines) accounted for 10% and Power Integrations accounted for 7%. In 2002, Infineon Technologies, Inc. accounted for 22% of revenue, Semiconductor Components Industries, Ltd. accounted for 20%, Texas Instruments, Inc. (United States) accounted for 19%, Philips Components Philippines, Inc. accounted for 9%, and Fairchild Semiconductor (South Korea & Cebu, Philippines) accounted for 7%.

          The table below sets out our significant power and non-power customers ranked in terms of our revenues for the year ended December 31, 2002:

 Power Services                                                   Non-Power Services
-------------------------------------------------------          --------------------------------------------------------
 Infineon Technologies, Inc.                                      Texas Instruments Phils., Inc.
 Semiconductor Components Industries, Ltd.                        Semiconductor Components Industries, Ltd.
 Texas Instruments Inc. (USA)                                     Vishay Intertechnology Asia PT
 Philips Components Philippines, Inc.                             Microsemi Corp Integrated Products (formerly Linfinity)
 Fairchild Semiconductor                                          Motorola SPS
 STMicroelectronics                                               Texas Instruments Inc. (USA)
 Power Integrations                                               Semicoa Semiconductors
 Bourns Ltd. (formerly Power Innovations)                         International Rectifier Sea Pte. Ltd.
 International Rectifier Sea Pte. Ltd.                            Microsemi
 Vishay Intertechnology Asia PT                                   Maxim Integrated Products
                                                                  Power Integration
                                                                  Semelab PLC
                                                                  Sipex  Corp (formerly Calogic)

          Our customers generally do not place their purchase orders far in advance. As a result, we do not typically operate with any significant backlog. We currently allocate approximately 37% of our assembly capacity to two of our customers under agreements that expire on different dates and can be terminated upon formal notice by the customer or upon mutual agreement depending on the specific terms of the agreement. Twelve of our customers have placed equipment on consignment with us in our facilities and two have agreed to minimum volume contracts. We are also contractually obligated to make capacity available to selected customers.

Customer Support

          We interact very closely with our customers throughout the qualification stage and production process. We assign a customer service professional to coordinate with the account team composed of package development, process engineering, manufacturing and customer service and logistics support. We also provide immediate technical assistance during the development stage, and detailed electronic information of important indices relevant to the performance of our customer's products once in full production. We have received numerous awards from our customers, including:

          .    Infineon's Commitment & Partnership Award
          .    Motorola's Superior Performance Award;
          .    Texas Instruments' Cycle Time Award;
          .    Linfinity Microelectronics' Best Supplier Award; and
          .    Samsung Electronics' Outstanding Support Award.

          These awards are regularly given by our customers to independent service providers who achieve outstanding performance in the area of service and support in a particular year. We have had no material customer dissatisfaction with our overall performance.

Quality Management

          We are committed to delivering products and processes of consistently superior quality to our customers. We believe that our corporate-wide commitment to quality and our total quality management system are key elements of our semiconductor assembly and test operations. As of December 31, 2002, we employed 443 (374 in the Taguig facility and 69 in the Laguna facility) professionals, engineers, technicians and other employees dedicated to quality control.

          Our facilities are ISO 9002, QS 9000, Mil-PRF-l9500 and Mil-PRF-38535 certified. In April 2002, we were the first Philippine company to become certified under the TS 16949 standard, the final step in our commitment to be globally competitive in the field of quality management. ISO 9002 is a worldwide manufacturing quality certification program regarding industrial quality systems that is administered by a third party certifying body, in our case TUV Product Service, under the auspices of the Independent Standards Organization. QS 9000 is a manufacturing quality certification program administered by the Independent Standards Organization that is used primarily by U.S. automotive manufacturers. TS 16949 is the international version of QS 9000 and harmonizes the QS 9000 requirements with other requirements generally used by European car manufacturers. Mil-PRF-l9500 and Mil-PRF-38535 are certification programs administered by the Defense Supply Center Columbus. Certification through these programs is required in order to supply products for U.S. military defense use. In addition to our quality standards certifications, our quality systems have been approved or certified by our customers including Motorola, Texas Instruments, Philips and Mitel. We were also certified by Underwriters Laboratory through Texas Instruments.

          Our commitment to quality management helped us earn the Philippine Quality Award (Level I) for Commitment to Quality in 1999 and 2000. In 2002, we were awarded the Philippine Quality Award (Level II) for Proficiency in Quality Management. The Philippine Quality Award is the Philippine equivalent of the U.S.

Malcolm Baldridge Award, which is considered to be one of the most prestigious national awards. We have also earned the 1997 Golden Shell Award for Manufacturing Excellence for being one of the outstanding export companies in the Philippines.

Insurance

          We maintain insurance policies covering some types of losses, including losses due to business interruption and losses due to fire, which we consider to be adequate. Our insurance policies cover our buildings, machinery and equipment as well as the machinery and equipment of our customers. Significant damage to our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our business, financial condition and results of operations. We are not insured against the loss of any of our key personnel. In addition, we maintain insurance policies covering Directors and Officers liability, and Entity Coverage relating to securities related claims.

C.        Organizational Structure

          In December 1999, we completed a corporate reorganization to provide us with enough shares to list on Nasdaq as part of our ADS offering in March, 2000. This reorganization entailed two steps: (i) our organization--that is, the organization of PSi Technologies Holdings, Inc.--as a Philippine corporation and
(ii) the exchange by the shareholders of PSi Technologies, Inc., our principal operating subsidiary, of their common and preferred shares of PSi Technologies, Inc. for common shares of PSi Technologies Holdings, Inc., with the exception of specific nominee director qualifying shares. See "Item 7--Major Shareholders and Related Party Transactions."

          The following chart shows our corporate structure immediately after the completion of the reorganization.

                                           PSi Technologies Holdings, Inc.
                                             (a Philippine corporation)

                                                                100%

                                           PSi Technologies Holdings, Inc.
                                             (a Philippine corporation)                      40%
                                                                                       PSitech Realty, Inc.
                                                                                    (a Philippine corporation)
                 100%                             100%                       40%             60%

           PSi Technologies Laguna, Inc.      Pacsem Technologies, Inc.               Pacsem Realty, Inc.
            (a Philippine corporation)       (a California corporation)           (a Philippine corporation)

D.        Property, Plant and Equipment

Facilities and Real Property

          Our headquarters, administrative offices and principal assembly and operations are located at our Taguig facility in Metro Manila, Philippines. We have a second assembly operation at our Laguna facility located approximately 30 miles south of Manila. We also have a U.S. marketing office in Santa Clara, California, and in Phoenix, Arizona. In addition, we have a sales and marketing office in Tokyo, Japan under our arrangement with Tokai Bussan of Japan. Our Philippine-based operations are close to major Asian semiconductor foundries and provide easy air, land and sea access and rapid customs processing and shipment.

          We have occupied our Taguig facility since 1988. Our Taguig facility is housed in a series of structures totaling 19,871.4 square meters or 213,894 square feet on a site consisting of approximately 24,723.3 square meters or 266,118.3 square feet. There is 7,255 square meters or 78,099 square feet dedicated to assembly and test operations. This facility is designed to accommodate 2,458 square meters or 26,460 square feet of test space and 4,797 square meters or 51,639 square feet of assembly space. PSi owns the leasehold improvements . Food Terminal Inc., a wholly owned government entity, leases the land to us. Additional land and buildings were sub-leased to us from Tierra Factors Corporation, an independent third party, which in turn leased the land from Food Terminal Inc. The land lease arrangement with Food Terminal Inc. expires in 2004 and the sub-lease arrangement with Tierra Factors Corporation expired in 2002, co-terminus with the expiration of Tierra Factors Corporation's lease with Food Terminal Inc., the owner of the land. We subsequently entered into a lease arrangement with the Food Terminal Inc. for the land and buildings that were previously subleased from Tierra Factors Corporation. This lease arrangement will expire in 2004. In 2001, we also leased an adjacent warehouse that now serves as our second Annex facility in Taguig. This is under a lease agreement with Food Terminal Inc. and will expire in 2015.

          We have occupied our Laguna facility since September 1999. The building is approximately 43,572 square feet, with 42,891 square feet dedicated to assembly and test operations, and located on 71,479 square feet of land. This facility is designed to accommodate 7,898 square feet of test space and 34,993 square feet of assembly space. We lease the land and building under an eight year lease from RBF Development Corporation, an independent third party. During the term of our lease, we have an option to purchase the building and, subject to foreign ownership restrictions under the Philippine Constitution, we also have an option to purchase the land.

          We have a third facility at a site near our existing facility in Laguna where construction of the building shell was completed in 2001. We have deferred its activation in light of the lingering effects of the downturn in the industry. We will consider activating this facility once we have exhausted, or anticipate to exhaust, capacity in the first two sites.

          Our affiliate, Pacsem Realty, Inc., has acquired two additional plots of land near our Laguna facilities for future expansion. Our current and planned capacity expansion capitalizes on several tax incentives offered by the Philippine government.

Equipment

          We depend on a limited number of manufacturers for the assembly and test equipment we use in our assembly process. In periods of high demand, the lead times from order to delivery of our assembly and test equipment can be as long as four to six months. We work closely with our major equipment suppliers to ensure that equipment is delivered on time and such equipment meets our performance specifications.

          The primary equipment used in providing our assembly and test services includes wire bonders, mold systems, plating and singulation systems and testers and handlers. Wire bonders are used to attach the silicon-based chip to the leadframes using gold or aluminum wire. The majority of our wire bonders are designed for aluminum wire used specifically in power semiconductor assembly. The mold systems are used to encapsulate each semiconductor using a molding compound. Plating systems are used to cover the leads and heat-sink with solder alloy materials to provide good soldering. Singulation systems are used to segregate encapsulated and plated semiconductors attached in strips into individual units. Testers and handlers are used to test the electrical and thermal characteristics of the product.

         The following table lists the major assembly and test equipment by type, number in use and the principal supplier or manufacturer of the equipment we use:

  Type of Equipment                     Number in Use                                         Supplier/Manufacturer
------------------------------         ----------------------------------------------        ---------------------------
  Wire bonders                          1 unit triple head (PSi-owned)                        Delvo
                                        71 units Dual Head (70 units PSi-owned)               Orthodyne
                                        173 units Single Head (169 units PSi-owned)           ASM

  Die bonders                           143 units (142 units PSi-owned)                       Esec
                                                                                              ASM

  Integrated DA-WB                      6 units (PSi-owned)                                   Shinkawa

  Mold systems
       - mold presses                   62 units (60 units PSi-owned)                         Fusei
                                                                                              Fujiwa
       - mold tools                     131 units (109 units PSi-owned)                       Korea Tooling Engineering
                                                                                              CPC
                                                                                              Micron
                                                                                              Hanmi
       - auto mold system               10 units (8 units PSi-owned)                          TOWA
                                                                                              Fujiwa

  Plating systems                       8 units (all PSi-owned)                               MECO
                                                                                              CEM

  Semi-auto and full-auto               100 units (87 units PSi-owned)                        Hamamura
  trim/form/singulation                                                                       Korea Tool Engineering
  systems                                                                                     Samil

  Testers                               237 units (172 units PSi-owned)                       Tesec
                                                                                              Lorlin
                                                                                              LTX
                                                                                              CATS
                                                                                              Statec

  Test handlers                         183 units (141 units PSi-owned)                       Tesec
                                                                                              MCT
                                                                                              Daymarc
                                                                                              Exatron
                                                                                              Ismeca

Environmental Matters

         Our assembly and test operations do not generate significant pollutants. Our operations are subject to regulatory requirements and potential liabilities arising under Philippine laws and regulations governing among other things, air emissions, waste water discharge, waste storage, treatment and disposal, and remediation of releases of hazardous materials. We have programs on waste minimization, toxic and hazardous waste management, and air and water management. To ensure we meet government wastewater standards, we are in the process of upgrading our wastewater treatment plant, which should be completed by September 2003. Expenditures on environmental compliance currently represent an insignificant portion of our operating expenses. Both our Taguig and Laguna facilities are certified as ISO 14001 facilities. ISO 14001 is an environmental management system certification program of the independent International Standards Organization. This certification is awarded to companies that have an environmental management system that conforms to internationally accepted standards. The Company was granted a new Environmental Compliance Certificate
(ECC) on April 21, 2003 by the Department of Environment and Natural Resources' Environment Management Bureau (a government agency). This better reflects the current operations of the company and supersedes the one granted in March 1989. The ECC expires when the Company stops operating or closes its Philippine manufacturing facilities. The ECC is not a permit but a certification that the Company has committed to undertake an Environmental Management Program.

         Permits on pollution control or emission source installation and wastewater effluent discharge from the Laguna Lake Development Authority (LLDA) cover our compliance with Philippine government regulations. LLDA is the government implementing body pertaining to air and wastewater discharges. Our license for radioactive materials is provided by the Philippine Nuclear Research Institute, another government implementing body. We are also a member and affiliated with Pollution Control Association of the Philippines, Association of Electronics and Semiconductors for Safety and Environmental Protection and Water Environment Association of the Philippines.

ITEM 5      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

         The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Item 3--Key Information--Risk Factors" as well as those discussed elsewhere in this annual report. Our audited consolidated financial statements are reported in U.S. dollars and prepared in conformity with U.S. GAAP.

Overview

         We are a leading independent provider of assembly and test services to the power semiconductor market. We provide comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. We provide these assembly and test services to vertically-integrated semiconductor device manufacturers and semiconductor companies which do not have their own manufacturing facilities. Our customer base includes most of the major power semiconductor manufacturers in the world. We also provide assembly and test services for specialized non-power semiconductor packages used for industrial, automotive, military and computer peripheral applications. We generate revenue through the semiconductor assembly and test services we provide to our customers.

         As a percentage of our revenue, revenue from power-related assembly and test services was approximately 84% in 2000, 83% in 2001 and 89% in 2002. We intend to continue focusing on power-related services in the future as this distinguishes us from our competitors. We believe our focus will improve our product mix and lead to increased revenue in this area.

         Market conditions in the semiconductor industry as a whole and, increasingly, the power semiconductor market segment substantially affect our business. According to various reports of the Semiconductor Industry Association
(SIA), the worldwide semiconductor market expanded by 36.8% to $204.4 billion in 2000, fell by 32.0% to $139 billion in 2001, and grew by 1.3% to $140.7 billion in 2002. The power semiconductor market, a subset of the overall semiconductor market, expanded by 34.5% to $20.7 billion in 2000, fell by 27.2% to $15.1 billion in 2001, and grew by 5.4% to $15.9 billion in 2002. Based on conversations with our clients and other research data, we believe the assembly and test market segment represents one third of total power semiconductor billings, or $6.9 billion in 2000, $5 billion in 2001, and $5.3 billion in 2002; and that our addressable market is approximately 10-15% of the power assembly and test market that is outsourced to independent service providers like our company. Our net revenues expanded by 46.4% to $73.7 million in 2000, fell by 27.4% to $53.5 million in 2001, and with the recovery in underlying markets grew by 32% to $70.5 million in 2002.

         The semiconductor industry is highly cyclical. Although the semiconductor industry has grown overall since 1993, there were downturns in 1996, 1998 and, as disclosed above, in 2001, which has continued through 2002 through significant pricing pressure. The 32% decline in 2001 is considered by industry experts as the worst downturn in the industry's history and, according to industry experts, is largely attributable to overcapacity, reduced product demand, excessive inventory stockpiles, increased competition and lower pricing. We, however, managed to preserve our profitability during some of the industry's past downturns, and limited our losses in this most recent one. We believe that we were able to accomplish this result due to our focus on the power semiconductor market which, historically, has experienced longer product life cycles and less average selling price erosion than the market for non-power integrated circuit semiconductors.

         Our results of operations are affected by the capital intensive nature of our business. A significant portion of our costs, principally relating to assembly and test equipment, are fixed. Increases or decreases in capacity utilization rates can have a significant effect on our gross margin and profitability since the unit cost of our services generally decreases as fixed costs, such as equipment depreciation expense, are spread over a larger number of units. Depreciation expense as a percentage of cost of sales was 13% in 1999, 13% in 2000, 22% in 2001 and 19% in 2002. Depreciation as a percentage of cost of sales increased in 2001 as a result of our increased investment in equipment to expand our assembly and test capability, but decreased in 2002 because of the increase in sales.

         Our results of operations also are affected by decreases in the average selling price of our semiconductor device packages. The erosion of the average selling price generally has been less severe in the power semiconductor market than the non-power integrated circuit semiconductor market. We attempt to offset these decreases in average selling price by developing and marketing larger and higher-priced packages and services and taking advantage of economies of scale and higher productivity resulting from higher volumes. This should cause us to obtain higher margins on our device packages, which should, in turn, help to mitigate selling price erosion. In the past, we have successfully negotiated volume discounts on raw materials as our production volumes have increased. We also operate captive assembly and test lines for two of our customers using equipment consigned to us by those customers. These arrangements tend to reduce our fixed costs and provide us with improved margins and profitability as a result of lower equipment depreciation expenses since the customer owns the equipment lines.

         We do not charge a standard or uniform fee per semiconductor assembled and tested. The selling price of our semiconductor device packages is determined by the materials used and the complexity of the device in terms of assembly and test operations. As the prices of different device packages vary, the mix of packages produced and the contractual arrangements with the customers also affect revenue and profitability.

         We conduct our operations almost exclusively in the Philippines through several subsidiaries. PSi Technologies, Inc. is our principal operating subsidiary and operates our main assembly and test facility located in Taguig, Metro Manila. We commenced commercial operations at our Taguig facility in 1988. PSi Technologies Laguna, Inc., our other operating subsidiary and a wholly owned subsidiary of PSi Technologies, Inc., operates our second assembly and test facility located in Calamba, Laguna. We commenced commercial operations at our Laguna facility in late 1999, and expanded its capacity during 2000. In 2000, we also commenced construction of a third facility near our second plant whose facilitization was put on hold since 2001. The plant will not be activated until market conditions improve. Pacsem Technologies, a wholly owned subsidiary of PSi Technologies, Inc., is a California-based corporation that conducts our marketing activities in the United States. In addition, we have a marketing office in Phoenix, Arizona; we also have a sales and marketing office in Tokyo, Japan under our agreement with Tokai Bussan of Japan.

         We use the U.S. dollar as our functional currency because all our revenue and substantially all our costs are in U.S. dollars. Accordingly, monetary assets and liabilities denominated in Philippine pesos and other foreign currencies have been translated into U.S. dollars using the exchange rates at the relevant balance sheet date. Non-monetary items are translated at historical rates and translation gains and losses from those translations are credited or charged to current operations. We also experience foreign currency exchange gains and losses arising from transactions in currencies other than our functional currency. For example, labor costs are denominated in Philippine pesos and a small amount of our equipment and raw material costs are denominated in Japanese yen. Gains and losses from those foreign currency transactions are also credited or charged to current operations. In addition, we benefit from a number of tax incentives available in the Philippines. See discussion below in "Liquidity and Capital Resources -- Special Tax Status."

Critical Accounting Policies

         Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to depreciation, impairment, bad debts, inventories, income taxes, financing operations, pensions benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of its consolidated financial statements.

         We use our business judgment when determining expected useful lives of fixed assets. Asset useful lives of three to eight years, depending on the nature of the assets, are based on historical experience and future expectations. No depreciation is recorded with respect to property, plant and equipment under construction or awaiting qualification or technical completion. We have not made any changes in these policies during the year. However, business conditions or underlying technology may change in the future, which could cause a change in asset lives. Any change in lives would cause a significant change in depreciation and amortization.

         We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We determine whether or not the assets are recoverable based on estimated undiscounted future cash flows to be generated by the assets. We did not record any impairment charge during 2001 but we recorded an impairment loss of $146,965 in 2002 representing the writedown of a subsidiary's construction in progress to zero. Such construction has been discontinued as a result of the downturn in the worldwide electronics industry. If different assumptions or conditions were to prevail rather than those used in estimating future cash flows, significantly different determination of recoverability or of fair value for these assets and results of operations could be reported.

         Revenues from packaging semiconductors and performing test services are recognized upon shipment or completion of the services. We do not take ownership of customer-supplied semiconductor raw materials such as wafers. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. Such policies are consistent with the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition."

         We maintain an allowance for doubtful accounts at a level that management considers adequate to provide for potential uncollectibility of receivables. Management, on the basis of factors that affect the collectibility of the accounts, evaluates the level of this allowance. A review of the age and status of the receivables, designed to identify accounts to be provided with allowance, is made by management on a continuing basis. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional bad debt expenses may be incurred.

         We write down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions less costs to dispose. If actual market conditions are less favorable than those projected by Management, additional inventory allowances may be required.

         For the year ended December 31, 2002, we increased the valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized in the future. While we have considered future taxable income, income tax holiday incentives and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

A.        Operating Results

         The following table presents selected operating data as a percentage of revenue for the periods indicated:

                                                                                        For the years ended
                                                                                -------------------------------------
                                                                                  2000          2001          2002
                                                                                ----------    ----------    ---------
            Revenue......................................................           100.0%        100.0%       100.0%
            Cost of Sales................................................            80.6          96.8         97.2
                                                                                ----------    ----------    ---------
            Gross margin.................................................            19.4           3.2          2.8
            Operating expenses
                 General and administrative..............................             7.0          10.6          8.8
                 Sales and marketing.....................................             1.2           1.8          1.6
                 Research and development ...............................             1.3           1.3          1.8

                                                                                ----------    ----------    ---------
                     Total operating expenses............................             9.5          13.7         12.2
                                                                                ----------    ----------    ---------
            Income (loss) from operations................................             9.9         (10.5)        (9.4)
            Other income (expenses)-net

                 Interest and bank charges...............................             0.9           0.2         (0.6)
                 Foreign exchange gains .................................             1.0           1.5          0.0
                 Gain on disposal of fixed assets .......................              --            --          0.1
                 Early retirement costs .................................              --          (1.3)          --
                                                                                ----------    ----------    ---------
                     Total other income (expenses).......................             1.9           0.4         (0.5)
                                                                                ----------    ----------    ---------
            Income (loss) before income tax and minority interest .......            11.8         (10.1)        (9.9)
            Income tax expense...........................................            (1.0)         (0.0)        (0.0)
            Minority interest ...........................................             0.2          (0.2)         0.1
                                                                                ----------    ----------    ---------
            Net income (loss)............................................           11.0%         (10.3)%       (9.8)%
                                                                                ==========    ==========    =========

Years ended December 31, 2001 and December 31, 2002

         Revenue. Revenues increased 32%, from $53.5 million in 2001 to $70.5 million in 2002, primarily due to a 62% increase in volume of sale of semiconductors shipped to existing customers and new customers. On a per package basis, our average selling price, however, decreased by an average of 6% due to the decline in selling prices to our customers while changing product mix to certain high volume package lines lowered overall average selling prices further. The volume of power packages shipped increased 81% in 2002 compared to 2001, and accounted for 89% of our net sales in 2002 compared to 83% in 2001. By geographical market, sales to our customers in the United States increased 19% from $28.6 million in 2001 to $34.0 million in 2002 due to an increase in sales to Texas Instruments, but decreased as a percentage of revenue from 53% in 2001 to 48% in 2002 due to a larger increase in sales in Europe. Our sales to Europe increased 92% from $14.5 million in 2001 to $27.8 million in 2002, primarily due to the increase in sales to Infineon Technologies, ST Microelectronics, and Philips. Sales to our customers in Asia decreased 17% from $10.4 million in 2001 to $8.7 million in 2002 due to the decrease in sales to Power First, Texas Instruments (Phils), and Fairchild Semiconductor. The reduction in sales in Asia was partially offset by the increase in sales to National Semiconductor and Vishay Intertechnology Asia Pte Ltd.

         Cost of Sales and gross margin. Cost of Sales includes raw materials used to assemble our packages, depreciation of assembly and test equipment, labor and attributed overhead. Cost of sales increased 32% from $51.8 million in 2001 to $68.5 million in 2002, primarily due to increases in production volume and change in product mix. These together led to both an increase of 38% in raw materials costs and the same increase of 38% in manufacturing expenses (direct labor and overhead) in 2002 as compared to 2001. Depreciation expenses in 2002 increased 12% from 2001. Gross profit increased by 19% from $1.7 million in 2001 to $2.0 million in 2002. Our gross margin remained at 3% in 2001 and 2002.

         General and administrative expenses. General and administrative expenses historically consisted of salaries and benefits for administrative personnel, depreciation of office furniture and equipment, expenses for recruiting and training, expenses for office utilities and supplies. Starting 2000, general and administrative expenses also included expenses for investor relations activities, directors' fees and stock compensation costs resulting from the grant of employee stock options. General and administrative expenses increased 10% from $5.7 million in 2001 to $6.2 million in 2002, principally due to expenses related to our status as a publicly-listed company in the United States, in particular investor relations expenses, professional and consultancy fees. In 2002, stock compensation expense decreased from $239,953 in 2001 to $197,331 in 2002 due to forfeitures of 39,500 stock options of resigned employees in 2002. Our board of directors approved our stock option plan in February 2000. General and administrative expenses as a percentage of revenue decreased from 11% in 2001 to 9% in 2002, as higher growth in revenue outpaced the increase in professional and service fees, insurance, taxes and licenses, depreciation of office equipment, and investor relations costs.

         Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and benefits for sales and marketing personnel, expenses associated with our overseas marketing offices in California, Arizona and Tokyo, promotion, travel, and communication costs. Sales and marketing expenses increased 19% from $965,403 in 2001 to $1,146,759 in 2002, principally due to an increase in the expenses related to our local and foreign marketing offices. As a percentage of revenues and due to the lower rate of increase in sales and marketing expenses relative to revenue, sales and marketing expenses declined slightly from 1.8% in 2001 to 1.6% in 2002.

         Research and development expenses. Research and development expenses consist of the salaries and benefits for process and package engineering personnel and the cost of materials used in developing and qualifying new packages for our customers, depreciation on and maintenance of research equipment and allocable portions of facility costs. In 1999, research and development expenses were recorded as part of cost of sales. Starting 2000, research and development expenses were recorded as a separate line item under operating expenses. Research and development expenses increased by 81% from $691,394 in 2001 to $1,253,242 in 2002 because higher business activity in 2002 resulted in added product qualification runs for our customers.

         Loss from operations. In absolute terms, loss from operations increased from $5.6 million in 2001 to $6.6 million in 2002, primarily due to higher costs of goods sold and operating expenses. As a percentage of revenue, loss from operations decreased from negative 10.5% in 2001 to negative 9.4% in 2002 primarily due to lower operating expense as a percentage of revenue.

         Net interest and bank charges. Net interest expense amounted to $400,518 in 2002 compared to a net interest income of $100,681 in 2001. The change was due to the decline in money market deposits and increase in liabilities to pay for investments in additional equipment and capacity.

         Net foreign exchange gains. Net foreign exchange gains result from movements in the exchange rates of foreign currencies between the date a monetary asset or liability arises and the balance sheet date or the date of settlement. We recognized net foreign exchange gains of $ 796,570 in 2001 and $29,253 in 2002, principally due to the effect of settlement and restatement of peso-denominated and yen-denominated transactions and balances into U.S. dollars. In 2001 and 2002, the peso and yen depreciated vis-a-vis the U.S. dollar.

         Provision for (benefit from) income tax. Net benefit from income tax of $2,828 was recognized in 2001 and provision for income tax of $9,680 was recognized in 2002. Deferred tax assets were set up for the future tax benefits of net operating loss carryover and minimum corporate income tax which are more likely than not realizable in the future. Under the Philippine tax laws, tax losses (from operations subject to regular income tax rate) may be carried forward for three years.

Years ended December 31, 2000 and December 31, 2001

         Revenue. Revenues decreased 27%, from $73.7 million in 2000 to $53.5 million in 2001, due to a decrease both in volume of sale of power and non-power packages in the aggregate, and average selling prices. Volume of power packages decreased by 29%, while volume of non-power packages increased by 20%. Average selling prices decreased by 6% due to the increased percentage of non-power packages in the product mix. Although the volume of power packages shipped decreased 29% in 2001 compared to 2000, these packages still accounted for 83% of our net sales in 2001 compared to 84% in 2000. By geographical market, sales to our customers in the United States decreased by only 17% from $34.5 million in 2000 to $28.6 million in 2001 due to an increase in sales to ON Semiconductor, but increased as a percentage of revenue from 47% in 2000 to 53% in 2001 due to a larger decrease in sales in Europe and Asia. Our sales to Europe decreased 34% from $22.0 million in 2000 to $14.5 million in 2001, primarily due to the decrease in sales to ST Microelectronics, Philips Semiconductor and Power Innovations partially offset by the increase in sales to Infineon Technologies. Similarly, sales to our customers in Asia decreased 39% from $17.1 million in 2000 to $10.4 million in 2001 due to the decrease in sales to Texas Instruments (Phils), Fairchild Semiconductor and Agilent Technologies partially offset by the increase in sales to Power First.

         Cost of Sales and gross margin. Cost of Sales includes raw materials used to assemble our packages, depreciation of assembly and test equipment, labor and attributed overhead. Cost of Sales decreased 13% from $59.4 million in 2000 to $51.8 million in 2001, primarily due to decreases in production volume. The reduced production volume led to both a decrease of 23% in raw materials costs and a decrease of 32% in labor costs in 2001 as compared to 2000. Depreciation expenses in 2001 increased 41% from 2000. Gross profit decreased 88% from $14.3 million in 2000 to $1.7 million in 2001. Our gross margin decreased from 19% in 2000 to 3% in 2001, principally due to the drop in sales, an unfavorable sales mix, and higher depreciation expense resulting from our investments in new equipment and capacity.

         General and administrative expenses. General and administrative expenses historically consisted of salaries and benefits for administrative personnel, depreciation of office furniture and equipment, expenses for recruiting and training, expenses for office utilities and supplies. Starting 2000, general and administrative expenses also included expenses for investor relations activities, directors' fees and stock compensation costs resulting from the grant of employee stock options. General and administrative expenses increased 9% from $5.2 million in 2000 to $5.7 million in 2001, principally due to expenses related to our status as a publicly-listed company in the United States, in particular investor relations expenses, professional and consultancy fees, and stock compensation expenses. In 2001, stock compensation expense of $239,953 represents the full-year cost, compared to an expense of $179,965 incurred in 2000 for ten months, as our stock option plan was approved by our board of directors in February 2000. General and administrative expenses as a percentage of revenue increased from 7% in 2000 to 11% in 2001, principally due to higher professional and service fees, insurance, taxes and licenses, depreciation of office equipment, investor relations costs, and stock compensation expenses related to our stock option plan.

         Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and benefits for sales and marketing personnel, expenses associated with our overseas marketing offices in California, Arizona and Tokyo, promotion, travel, and communication costs. Sales and marketing expenses increased 14% from $849,686 in 2000 to $965,403 in 2001, principally due to an increase in the expenses related to our U.S. marketing office. As a percentage of revenues, sales and marketing expenses increased 1% in 2000 to 2% in 2001.

         Research and development expenses. Research and development expenses consist of the salaries and benefits for process and package engineering personnel and the cost of materials used in developing and qualifying new packages for our customers. In 1999, research and development expenses were recorded as part of cost of sales. Starting 2000, research and development expenses were recorded as a separate line item under operating expenses. Research and development expenses decreased 27% from $947,731 in 2000 to $691,394 in 2001 because lower business activity in 2001 resulted in fewer product qualification runs for our customers.

         Income (loss) from operations. In absolute terms, income from operations decreased from $7.3 million in 2000 to a loss from operations of $6.3 million in 2001, primarily due to decreased sales. As a percentage of revenue, income from operations decreased from 10% in 2000 to negative 12% in 2001 primarily due to an erosion in gross margin, higher general, administrative, marketing expenses and early retirement costs and offset by decreased research and development, as discussed above.

         Net interest and bank charges. Net interest income for 2001 decreased from $680,872 in 2000 to $100,681 in 2001, primarily due to retirement of money market deposits to pay for investments in additional equipment and capacity.

         Net foreign exchange gains. Foreign exchange gains and losses result from movements in the exchange rates of foreign currencies between the date a monetary asset or liability arises and the balance sheet date or the date of settlement. We recognized net foreign exchange gains of $738,563 in 2000 and $796,570 in 2001, principally due to the effect of settlement and restatement of peso-denominated and yen-denominated transactions and balances into U.S. dollars. In 2000 and 2001, the peso and yen depreciated vis-a-vis the U.S. dollar.

         Provision for (benefit from) income tax. Total provision for income tax amounted to $748,136 in 2000 compared to a net benefit from income tax of $2,828 in 2001. In 2000, the Company's current provision for income tax (income tax due to Philippine tax authorities) on its operations not entitled to tax incentives amounted to $693,797, compared to only $27,238 in 2001. In addition, provision for deferred taxes in 2001 was reduced as a result of the additional valuation allowance provided in 2001. In 2001, deferred tax assets were set up for the future tax benefits of a portion of net operating loss carryover and minimum corporate income tax which are more likely than not realizable in the future. Under the Philippine tax laws, tax losses (from operations subject to regular income tax rate) may be carried forward for three years.

B.       Liquidity and Capital Resources

Liquidity

         In 2002, we funded our operations primarily through cash from operations consisting of suppliers' credits recorded under accounts payable, and short-term loans. As of December 31, 2002, we have $26.6 million in current assets, of which $1.7 million are in the form of cash and cash equivalents, $13.9 million of accounts receivable and $8.5 million in inventory. We used funds supplied by our banks to acquire certain inventories, which are held in a "trust arrangement" with the banks. These arrangements are evidenced by trust receipts and we are accountable to our banks until the amounts supplied under the trust arrangements have been repaid.

         Net cash from by operating activities totaled $1.6 million in 2002 compared to $4.4 million in 2001. The net cash generated in 2001 was primarily accounted for by the net loss after adjusting non-cash items such as depreciation, a decrease in inventories offset by the decrease in accounts payable. The net cash generated in 2002 was primarily accounted for by the net loss after adjusting non-cash items such as depreciation, and an increase in accounts payable, offset by increases in accounts receivables and inventories.

         Net cash used in investing activities totaled $6.0 million in 2002 compared to $19.7 million in 2001. In 2001 and 2002, these investments consisted of acquisition of additional assembly and test equipment.

         Net cash provided by financing activities totaled $5.1 million in 2001 and $4.3 million in 2002. In 2001, cash from financing activities was primarily generated from short-term lines of credit and proceeds from trust receipts. In 2002, cash from financing activities was primarily generated from short-term lines of credit and proceeds from trust receipts, offset by payment of loans, obligations under capital lease, and payments on long-term debt due to a customer. As of December 31, 2002, we had $6.5 million in unsecured short-term loans, $3.7 million in trust receipts, and $2.6 million as a current portion of long-term liability related to the ON Semiconductor-Guadalajara offload program in 2001.

         Our existing cash balances, cash flows from operations and available borrowings under our senior credit facilities may not provide sufficient cash resources to meet our projected operating and other cash requirements.. Furthermore, in light of economic conditions, lenders under some of our short-term credit facilities may cancel such facilities. The Company is obligated to pay liabilities related to its capital expenditures incurred over the past year. Certain of those liabilities become due by the end of the second and third quarters of 2003.

         In order to obtain the necessary capital to satisfy such liabilities and our projected operating and other cash requirements, the Company over the past several months has pursued several possible financing alternatives. No such alternative could be put into place in time to meet the Company's obligations as described above. In light of the Company's current circumstances, management approached its majority shareholder, Merrill Lynch about a possible capital infusion. On June 13, 2003, the Company signed a non-binding letter of interest to issue Merrill Lynch a $4 million exchangeable senior subordinated note. We cannot assure you that the proposed financing with Merrill Lynch will be consummated or that other financings will be available when needed or, if available, that they will be available on satisfactory terms. Failure to obtain any such required additional financings could have a material adverse effect on our company. See "Item 7 - Major Shareholders and Related Party Transactions - Letter of Interest with Merrill Lynch."

Capital Expenditures

         We believe that net cash generated from operations, additional debt or equity financing, together with cash on hand, cash equivalents and credit facilities, will be sufficient to meet our working capital requirements for the next 12 months. We may seek to raise additional funds through debt or equity financing or from other sources. We cannot assure you that additional financing will be available when we need it or, if available, that it will be available on satisfactory terms. Failure to obtain any such required additional financing could have a material adverse effect on our company.

Capital Resources

         We have a U.S. Dollar denominated credit facility from the Singapore Branch of Raiffeisen Zentralbank Osterreich AG (RZB-Austria) where we are required to maintain an escrow bank account and ensure that certain trade receivables are capable of being assigned by us to RZB-Austria and that collections of such trade receivables are remitted directly to the escrow bank account. The Credit Facility contains provisions with respect to maintenance of certain financial ratios as defined in the Credit Facility agreement, restrictions on payment of dividends, and assignment of certain sales contracts or receivable, among others. As of December 31, 2002, we are in compliance with the provisions of the Credit Facility, except with respect to debt service coverage ratio requirement on both consolidated and parent company financial statements prepared in conformity with accounting principles generally accepted in the United States of America. We have obtained a one-time waiver of the debt service coverage ratio covenant from RZB-Austria as of December 31, 2002.

Contractual Obligations and Commitments

         The following table aggregates, as of December 31, 2002, our contracted obligations and commitments with definitive payment terms that will require significant cash outlays in the future.

                             Payments Due by Period
                                 (U.S. dollars)

                                                                  Less than                                     After
      Contractual Obligations                     Total            1 Year       1-3 Years      4-5 Years       5 Years
----------------------------------------    -----------------    ----------    -----------    -----------     ---------
Capital Leases                                   284,231            149,671       134,560            --             --
Operating Leases                               2,634,539            516,258       851,057       929,377        337,847
Long-term Liability Due to a Customer          2,980,000          2,980,000            --            --             --
(ON Semiconductor)

         Note: The following table shows the discounted values of the capital lease and long-term liability payments set forth in the table above.

                       Payments Due by Period (discounted)
                                 (U.S. dollars)

                                                                  Less than                                     After
      Contractual Obligations                     Total            1 Year       1-3 Years      4-5 Years       5 Years
----------------------------------------    -----------------    ----------    -----------    -----------     ---------
Capital Leases                                   251,636            135,701       115,935            --             --
Long-term Liability Due to a Customer          2,572,397          2,572,397            --            --             --
(ON Semiconductor)

Special Tax Status

         We benefit from tax incentives available in the Philippines. Projects undertaken at our Taguig facility qualify for the following fiscal incentives granted by the Philippine Board of Investments:

         . an income tax holiday for income attributable to the assembly of voltage regulators, a type of power semiconductor, for a four-year period beginning June 1999;

         . an income tax holiday for income attributable to test services for various semiconductor devices for a four-year period beginning August 1999; and

         .    tax and duty-free importation of materials and spare parts.

         During the four-year income tax holiday, income derived from the sale of voltage regulators and test services are exempt from Philippine corporate income tax. Once the four- year period expires, we can apply for an extension of the income tax holiday period. The income tax holiday incentive may be extended for an extra year for each of the following cases.

         . The project meets the prescribed ratio of capital equipment to number of workers set by the Board;

         .    Utilization of indigenous raw materials at rates set by the Board;

         . The net foreign exchange savings or earnings amount to at least $500,000 annually during the first three years of operation.

         When the income tax holiday period expires, we will be subject to the higher of the 32% regular corporate income tax or the 2% minimum corporate income tax. The 2% minimum corporate income tax is based on gross income defined as gross sales less sales returns, discounts and allowances and cost of sales.

         Our income tax holiday on income derived from the sale of power packages other than voltage regulators expired on December 31, 1998. As a result, our income from this activity became subject to the higher of the 2% minimum corporate income tax and the following rates of the regular corporate income tax as follows:

            ----------------------------------------------------------
                    Year             Regular Corporate Income Tax Rate
            ----------------------------------------------------------
                    1999                            33%
            ----------------------------------------------------------
            2000 and thereafter                     32%
            ----------------------------------------------------------

         Because we export all our products, we are subject to zero percent Value Added Tax (VAT), in the Philippines. Ordinarily, a 10% VAT is imposed on the sale of goods and services in the Philippines.

         With respect to our import of machinery and equipment, we are able to convert the VAT paid on the importation into tax credit certificates. These tax credit certificates can be used as payment for VAT and occasionally duties (where so permitted by the Bureau of Customs) on other imports. They can also be sold for cash to other importers who can make use of them if so permitted by the Bureau of Customs. As of December 31, 2002, we had input value added tax credit of approximately $1,043,847 arising from VAT paid on imports and tax credit certificates of $468,042. These amounts are included in our other current assets account as of December 31, 2002.

         Our Laguna facility is registered under R.A. No. 7916, otherwise known as the Special Economic Zone Act of 1995, which created the Philippine Export Zone Authority. This legislation grants fiscal incentives for new projects of non-pioneering status, which in our case includes:

         . an income tax holiday for smart alphanumeric displays for four years beginning December 1999;

         . an income tax holiday for rectifier devices for four years beginning July 2000;

         . an income tax holiday for small signal transistors for four years beginning December 2000;

         . tax and duty-free importation of capital equipment, raw materials and spare parts; and

     . a special tax rate of 5.0% on gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period.

     We currently anticipate that our future expansion in the Philippines, if any, will take place in our Laguna facilities.

Off-Balance Sheet Activities

     We have not entered into any significant transactions, arrangements or other relationships with unconsolidated, limited purpose entities.

Recently Issued Accounting Standards

     In 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The initial recognition and measurement provisions of FIN No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. This interpretation modifies existing disclosure requirements for most guarantees and requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee. Adoption of FIN 45 is expected not to have a material impact on the Company.

     In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." The primary objective of FIN No. 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities. FIN No. 46 requires variable interest entities to be consolidated by the primary beneficiary of the variable interest entities and expands disclosure requirements for both variable interest entities that are consolidated as well as those within which an enterprise holds a significant variable interest. FIN No. 46 is effective immediately for all variable interest entities created after January 31, 2003, and is effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for all variable interest entities created prior to February 1, 2003. The Company is currently in the process of evaluating any effect the adoption of FIN 46 will have on the consolidated results of operations, financial position and cash flows.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS No. 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions in paragraphs 8 and 9(c) of SFAS No. 145 related to Statement 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002. Adoption of SFAS No. 145 is expected not to have a material impact on the Company.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred rather than when a company commits to such an activity. This standard is required to be adopted beginning on January 1, 2003. Adoption of SFAS No. 146 is expected not to have a material impact on the Company.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. Statement 149 amends Statement 133 as a result of decisions previously made as part of the Derivatives Implementation Group process, changes made in connection with other Board projects dealing with financial instruments, and deliberations in connection with issues raised in relation to the application of the definition of a derivative. Statement 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003. However, the provisions of Statement 149 that merely represent the codification of previous Derivatives Implementation Group decisions, are already effective and should continue to be applied in accordance with their prior respective effective dates. Adoption of SFAS No. 149 is expected not to have a material impact on the Company.

     In May 2003, the FASB issued SFAS Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. Adoption of SFAS No. 150 is expected not to have a material impact on the Company.

C.   Research and Development, Patents and Licenses

Research and Development

     We focus our research and development efforts on developing those packages and assembly and test services sought by our existing customers in order to service a greater variety of their power semiconductor production, as well as those packages and services required to attract new customers. One example of our innovation is the dual gauge DPAK package, a traditional power conversion package that we have made stronger and more reliable through three generations of improvements. Another example is the family of PowerFlex packages, a low profile lead frame assembly invented by Texas Instruments, Inc. that is mounted flat rather than in the traditional upright position to save space. We worked closely with Texas Instruments, Inc. under a royalty-free, non-exclusive license to refine the package design, and make it more cost effective and reliable. In 2002, we have launched the cost improved version of the SOT227 package with the new alumina substrate for industrial equipment applications.

     As of December 31, 2002, we employed 19 professionals dedicated to research and development. Our management and other operational personnel are also involved in research and development activities. We spent a total of $947,731 in 2000, $691,394 in 2001, and $1,253,242 in 2002 on our research and development.

Patents and Licenses

     We depend in part on our ability to develop and protect our intellectual property and the intellectual property of our customers shared with us, and in part on the ability to apply our trade practices and know-how to improve our customers' packaging design and implementation. We are in the process of determining which aspects of our operations might be proprietary in order to develop additional procedures and possibly file patent applications to protect our intellectual property rights. We currently do not own any patents with respect to our business.

     We believe that our continued success depends in large part on the technological skills of our employees and their ability to continue to innovate. While we plan to file patent applications when appropriate to protect our proprietary technologies, we also will encourage our employees to continue to invent and innovate so as to maintain our competitiveness in the international marketplace.

D.   Trend Information

     The Philippine economic downturn that began with the Asian Financial Crisis in 1997, US economic downturn that began in 2001, and the downturn in the semiconductor industry has made it more difficult for us to access adequate financing for our capital expenditures and to access such financing on attractive terms.

     According to statistics from the Bangko Sentral ng Pilipinas (Central Bank of the Philippines), the non-performing loan ratio of the Philippine banking sector has increased from 2.8% in 1996 to 14.9% in 2002, owing to the lingering effects of the Asian Financial Crisis. This has increased the reluctance of the Philippine Banking sector in extending credit facilities to corporations in general, and more especially for corporations with recent history of net losses. Similarly, the US economic and semiconductor industry downturns that began in 2000 and resulted in the more than 70% decline in the technology heavy Nasdaq stock market index from its peak in February 2000 to the end of 2002 has limited funding options for companies in the semiconductor industry.

     Due to the above factors, we have relied principally on supplier credits extended by our equipment suppliers to fund our capital expenditures program, and secondarily, to the extent available at the time of such equipment purchases, on cash generated from operations and other financing activities.

     Please see the discussion of the trends we have identified regarding our business in Item 5A. through Item 5C. above.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

     As of December 31, 2002, our directors and executive officers were as follows:

Name                                        Age                        Position
-----------------------------------    -----------      ---------------------------------------
Directors
Arthur J. Young, Jr.                         46         Director and Chairman of the Board
Mandakini Puri(1)                            43         Director
Brian A. Renaud (1)(2)                       39         Director
Joseph Madrid(3)                             39         Director
Sung Min Cho                                 41         Director
William J. Meder (2)(4)(5)                   62         Director
Ramon R. del Rosario, Jr. (6)(7)             58         Director
Roberto F. de Ocampo (7)(8)                  57         Director
Romeo L. Bernardo (6)(7)                     48         Director

Executive officers
Arthur J. Young, Jr.                         46         President and Chief Executive Officer
Thelma G. Oribello                           37         Chief Financial Officer and Treasurer
Helen G. Tiu                                 42         Corporate Secretary

------------------------------
(1)  Member of the Compensation Committee
(2)  Member of the Budget Committee
(3)  Elected June 2002 and replacing Carol Lee of Merrill Lynch
(4)  Elected June 2002 and replacing Daniel Siazon of Nomura JAFCO
(5) Member of the Special Committee on the IPO Litigation created on December 19, 2002
(6)  Member of the Audit Committee
(7)  Member of the Related Party Transactions Committee
(8)  Chairman of the Audit Committee

     Since the last annual stockholders' meeting up to April 23, 2003, the Board held six (6) meetings. The average attendance by directors at Board meetings they were scheduled to attend was 92.59%.

     The current members of the board of directors were elected to the board during the annual stockholders' meeting on June 26, 2002.

     All directors are elected annually by our shareholders. Interim vacancies may be filled by our board of directors. Our executive officers do not serve fixed terms of office and are appointed and serve at the discretion of the board of directors. The following sets out biographical information on our directors and executive officers.

     Arthur J. Young, Jr.--Mr. Young is Chairman and Chief Executive Officer of PSi Technologies Holdings, Inc. and PSi Technologies, Inc. He has been with us since 1988 and was appointed President and Chief Executive Officer of PSi Technologies Holdings, Inc. on February 4, 2000. Prior to working with us, Mr. Young founded and managed a diversified transportation business in Vancouver, Canada. Mr. Young received a bachelors degree in Political Science from the University of British Columbia in Canada.

     Mandakini Puri--Ms. Puri is a Managing Director in Merrill Lynch's Global Private Equity Division and has been with Merrill Lynch since 1986. Ms. Puri has a Bachelor of Arts degree from Delhi University, India and an MBA from the University of Pennsylvania.

     Brian A. Renaud--Mr. Renaud is a Managing Director at Merrill Lynch, Investment Banking. He has been with Merrill Lynch since 1990. He also serves as a director on the board of Wendeng Tianrun Crankshaft Co., Ltd. Mr. Renaud received a Bachelor of Science degree from Georgetown University and an MBA from Harvard University.

     Joseph R. Madrid - Mr. Madrid is Executive Director of Philippine Equity Partners, a leading stockbrokerage house in the Philippines, which he and his partners established in 2001. Mr. Madrid was Managing Director of Merrill Lynch equity sales in Singapore, and prior to that, was broking head of Merrill Lynch's Philippine operations, which he set up in 1997. Mr. Madrid was also Managing Director of Jardine Fleming Securities, Phils. Inc until March 1997. He is currently a member of the Board of Governors of the Philippine Stock Exchange, having served in the same capacity from 2000 to 2001. Mr. Madrid earned his Bachelor of Arts in Economics from the University of Chicago.

     Sung Min Cho--Mr. Cho is a Managing Director in the Merrill Lynch Global Private Equity Division based in Seoul. Before joining Merrill Lynch in 1995, Mr. Cho was an executive director at Goldman, Sachs & Co. where he worked for eight years in Tokyo, New York and Hong Kong. Mr. Cho has a Bachelor of Arts degree in economics from Harvard University.

     William J. Meder - Mr. Meder is the President of Firebird Consulting Group LLC, and has 40 years experience in electronics manufacturing, technology and business management. He is currently Chairman of the Board of Leshan Phoenix (a Chinese joint venture company), director of Leshan Radio Co., and ST Assembly and Test Services Ltd. He spent 34 years with Motorola with a focus on international manufacturing and business operations, prior to his retirement in 1999. He was General Manager of Motorola Taiwan, Motorola Philippines and Motorola Malaysia. From 1995 to 1998 he was VP and Director of Joint Ventures and Investments for the Semiconductor Components Group of Motorola. He has a Bachelor of Science degree in Metallurgical Engineering from Oklahoma University, an MS in Materials Science a D.Sc. in Chemical engineering from Washington University in St. Louis and an MBA from Arizona State University.

     Ramon R. del Rosario, Jr.--Mr. del Rosario is President of Philippine Investment Management (PHINMA) Inc., and Chairman and CEO of AB Capital and Investment Corp. He is a director of Ayala Land, Inc., Union Cement Corporation, Bacnotan Consolidated Industries, Inc., Roxas Holdings, Inc. and other major listed and unlisted companies in the Philippines. He served as Secretary of Finance of the Republic of the Philippines from 1992 to 1993 and was Executive Vice President and Chief Financial Officer of San Miguel Corporation from 1986 to 1989. Mr. del Rosario received his bachelors degree in Accounting and Social Science from De La Salle College in Manila (magna cum laude) and an MBA from Harvard University.

     Roberto F. de Ocampo, PhD--Dr. de Ocampo is currently President of the Asian Institute of Management, a leading international graduate school of business and management based in Manila. He served as Secretary of Finance of the Republic of the Philippines from 1994 to 1998 during the presidency of Fidel
V. Ramos and was previously President and Chief Executive Officer of the Development Bank of the Philippines. Dr. de Ocampo graduated from De La Salle College and Ateneo University in Manila, received an MBA from the University of Michigan and holds a post-graduate diploma from the London School of Economics, and has three doctorate degrees (Honoris Causa). He is the recipient of many international awards including Finance Minister of the year, Philippine Legion of Honor, ADFIAP Man of the Year, and Chevalier of the Legion of Honor of France.

     Romeo L. Bernardo--Mr. Bernardo is President of Lazaro Bernardo Tiu & Associates, Inc., a consultancy firm. He currently sits as a director of Bank of Philippine Islands, Globe Telecom, RFM Corporation, and other leading corporations in the Philippines. Mr. Bernardo was an alternate director of the Asian Development Bank from 1997 to 1998 and Finance Undersecretary for International Finance, Privatization & Treasury Operations of the Department of Finance of the Republic of the Philippines from 1990 to 1996. Mr. Bernardo received a Bachelor of Science degree in Business Economics from the University of the Philippines and a masters degree in Development Economics from Williams College.

     Thelma G. Oribello--Ms. Oribello is our Chief Financial Officer and Treasurer, and Chief Financial Officer of PSi Technologies, Inc. She joined us in 1995. Previously, she was an Assistant Vice President and Corporate Controller at RFM Corporation and an Audit Supervisor at SGV & Co. Ms. Oribello is a certified public accountant and has a bachelors degree in Business Administration, major in Accountancy, from the University of the East in Manila (cum laude) and studied for an MBA at the University of the Philippines.

     Helen G. Tiu--Ms. Tiu is the Corporate Secretary of PSi Technologies Holdings, Inc. and its subsidiaries and of William, Gothong & Aboitiz, Inc. She is a Managing Director of Lazaro Bernardo Tiu & Associates Inc., a consultancy firm, and practices law at H.G. Tiu Law Offices. Ms. Tiu was a partner at SGV & Co from 1994 to 1996, Head Executive Assistant at the Office of the Secretary, Department of Energy in the Philippines from 1993 to 1994, and a director of Petron Corporation from 1993 to 1994 and of Goodyear Corporation in 1994. She is a certified public accountant and a member of the Philippine Bar. She received a Bachelor of Science in Business Administration and Accountancy (cum laude) and a Bachelor of Laws from the University of the Philippines and a Masters of Laws degree from Harvard University.

Additional Executive Officers of PSi Technologies, Inc.

     The following sets out biographical information for additional executive officers of our principal operating subsidiary PSi Technologies.

     Randall M. Young--Mr. Young serves as the President and a Director of Pacsem Realty and PSitech Realty Inc. Previously, he was a director at Amon Securities Inc. and Treasurer at Tisdall Industrial Corporation. Mr. Young received a bachelors degree in Business Administration from Simon Fraser University. Mr. Young is also the brother of Arthur Young.

     Rizaldy F. Lanon--Mr. Lanon is our Vice President for Business and Technology Development. He joined us in 1994. Mr. Lanon has 22 years of experience in the semiconductor industry. Prior to joining us, Mr. Lanon was a Technical Manager at National Semiconductor Corporation and had primary responsibility of Process Engineering and Package Technology. Mr. Lanon received a degree in Electrical Engineering from FEATI University, Manila.

     Ramon C. Magsaysay--Mr. Magsaysay is our Vice President for Reliability and Quality Assurance. He joined us in 1992. Mr. Magsaysay has 26 years of experience in the semiconductor industry. Previously, he was an Operations Manager at Motorola and an Assistant Vice President for Quality Assurance at Uniden Electronics Corporation. Mr. Magsaysay received a degree in Electronics and Communications Engineering from Don Bosco Institute of Technology and an M.B.A. from Philippine Christian University in Manila.

     Bryan C. Rigg--Mr. Rigg is our Managing Director for our main facility in Taguig, Metro Manila, having been appointed vice president for operations in 2002. He has 24 years experience in the semiconductor industry. Prior to that, Mr. Rigg was External Manufacturing IC Assembly & Test Engineering Manager with ON Semiconductor, and before that, he was Manufacturing Operations Manager of Motorola Philippines Inc. (Carmona plant) in the Philippines. Mr. Rigg is a Six Sigma Black Belt awardee from Motorola and holds an Associate of Arts degree in Electronics Technology Engineering from the United States Air Force.

     Charito C. Montemayor--Ms. Montemayor is our Managing Director of PSi Technologies Laguna, our second manufacturing facility. She has 23 years experience in the semiconductor industry. Prior to joining us, she was the Chief Operating Officer of Fastech Synergy Ltd. Ms. Montemayor received a degree in Chemical Engineering from the University of Santo Tomas in Manila and was a Second Placer in the 1977 Professional Board Exam for Chemical Engineers.

     Michael T. Gholson - Mr.Gholson is our Director for Sales for US. He joined us in January 2001. Mr. Gholson has over 36 years of experience in the semiconductor industry. Prior to joining our company, he was the External Manufacturing Assembly/Test Engineering Manager of Motorola, Inc./ON Semiconductor in Phoenix Arizona. Mr. Gholson received his BBA degree in Management from East Texas State University, USA.

     Edison G. Yap--Mr. Yap is our Director for Investor Relations and Corporate Finance. He joined us in September 2002. Prior to joining the Company, he was the fund manager and asset allocator for full discretion funds in the Trust Department of Equitable PCI Bank for six (6) years. He received a Bachelor of Science degree in

Business Management from the Ateneo de Manila University, and has earned the right to use the Chartered Financial Analyst (CFA) designation from the Association for Investment Management & Research (AIMR).

     Except as otherwise noted, there is no relationship between any of our directors or executive officers and any other director or executive officer.

     We have entered into a non-competition agreement with our Chairman and Chief Executive Officer, Arthur J. Young, Jr., which provides, among other things, that if Mr. Young is no longer employed with us, he will not render services related to packaging and testing of power semiconductors to other companies for one or two years from the date of his departure, depending on the circumstances of his departure.

Committees of Our Board of Directors

     Our board of directors has an audit committee, a related party transaction committee and a compensation committee.

     The audit committee is responsible for (1) selecting and engaging, on our behalf, independent public accountants to audit our annual financial statements,
(2) reviewing and approving the planned scope and results of our annual audit,
(3) approving the non-audit services provided by our independent public accountants, and (4) reviewing our internal controls and financial reporting process. We have three independent directors on the audit committee. As of December 31, 2002, Mr. del Rosario, Mr. de Ocampo and Mr. Bernardo served on the audit committee, with Mr. de Ocampo serving as Chairman.

     In response to the recent corporate governance reforms dictated by the Sarbanes-Oxley Act of 2002, the audit committee adopted a new audit committee charter on April 23, 2003. The new audit committee charter sets forth the enhanced responsibilities of the audit committee relating to oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the qualifications and independence of our independent accountant, and (4) the performance of our internal audit function.

     Specifically, the new audit committee charter reflects changes to the audit committee's responsibilities in terms of, among other things, (1) pre-approval of audit and non-audit services provided by the independent accountant, (2) pre-approval of related party transactions, (3) establishing procedures relating to the anonymous submission of concerns regarding questionable accounting, and
(4) direct responsibility for the hiring, retention, evaluation, and termination of our independent accountant. The new audit committee charter also provides the audit committee with the authority and sufficient funding to retain independent counsel or any other advisors that it determines to be necessary to carry out its duties.

     The compensation committee is responsible for establishing remuneration levels for some of our officers and performs certain functions under our employee benefit programs. As of December 31, 2002, the members of the compensation committee are Ms. Mandakini Puri and Mr. Brian Renaud.

     The Related Party Transactions Committee is responsible for reviewing the terms of the proposed transactions with related parties. As of December 31, 2002, Mr. del Rosario, Mr. De Ocampo and Mr. Bernardo served on the Related Party Transactions Committee. With the amendment made to the Audit Committee Charter on April 23, 2003, which, among other things, took over the function of the Related Party Transactions Committee, the Related Party Transactions Committee has been accordingly dissolved.

B.   Compensation

     We paid an aggregate amount of $90,500 to our Directors in 2002. We paid an aggregate amount of $890,732 in compensation to our top eight officers in 2002. As of December 31, 2002, outstanding loans (including guarantees) made by the Company to key management personnel, including directors and senior management declined by $130,251.47, to $42,912.58 from $173,164.05 as of the end of
December 31, 2001. The terms and conditions of the loans are as follows:

                                                                                Largest
                                                                 Amount         Amount
                                                              Outstanding    Outstanding
            Name                         Position             31-Dec-2002        2002          Interest      Nature
----------------------------------------------------------------------------------------------------------------------
Arthur J. Young, Jr. (1)             Chairman & CEO                    --       $103,926.00         0%      Housing
Mario M. Buencamino (2)               SVP Operations                   --       $ 11,475.86     12.50%      Housing
Rizaldy F. Lanon                    VP for Business &          $ 6,840.13       $  7,816.26     12.50%      Housing
                                  Technology Development
Ramon C. Magsaysay                 VP for Reliability &        $   592.80       $  2,495.06     12.50%      Housing
                                    Quality Assurance
Samuel A. Gomez                  Director for Sales - US       $35,479.65       $ 47,450.86     7.00%       Housing
                                        West Coast

(1)  Granted by the Compensation Committee in year 2000
(2)  Resigned on September 2002

     As of December 31, 2002, there was a reduction of 39,500 options due to forfeitures arising from resignations.

     Non-executive directors receive per diem compensation for their attendance at each board meeting. Directors are reimbursed for reasonable expenses incurred for attendance of meetings of the board and its committees. Directors may also receive additional compensation for serving on board committees and/or performing additional or special duties at the request of the Board.

     We have a defined retirement benefit plan that covers all of our officers and full-time employees. Retirement costs are based on amounts computed by an independent actuary. In 2002, the company did not offer a voluntary early retirement program.

C.   Board Practices

     The following table sets forth the term of office for the members of our board of directors as of December 31, 2002.

                                         Commencement of         Expiration of
     Name                                  First Term            Current Term
     -------------------------------  ----------------------  ------------------
     Arthur J. Young, Jr.                   December 1999        June 2003
     Mandakini Puri                          October 2001        June 2003
     Brian A. Renaud                        December 1999        June 2003
     Sung Min Cho                            October 2001        June 2003
     Joseph R. Madrid                           June 2002        June 2003
     William J. Meder                           June 2002        June 2003
     Ramon R. del Rosario, Jr.              February 2000        June 2003
     Roberto F. de Ocampo                      March 2000        June 2003
     Romeo L. Bernardo                      February 2000        June 2003

     ______________

     We do not have directors' service contracts or other agreements that provide for benefits on termination of employment.

D.   Employees

     As of December 31, 2002, we had 3,049 employees worldwide, of which 1,974 were operations personnel, 469 were engineering personnel, 374 were quality personnel, 33 were sales, marketing and customer service personnel and 199 were general, administrative and executive management personnel. We actively recruit to attract the highest quality personnel in our region. Our employees are not covered by any collective-bargaining arrangements. We believe that our relationship with our employees is good.

E.   Share Ownership

     Our Chairman, President and Chief executive officer, Arthur Young, Jr. owns, directly and indirectly, 164,907 shares or 1.24% of our shares. No other directors and executive officers listed in this Item 6 beneficially own more than one percent of our shares.

PSi Stock Option Plan

     Pursuant to our stock option plan, options may be granted to certain of our directors, officers and employees for the purchase of up to an aggregate of 741,162 common shares. As of December 31, 2002, there were 596,350 options outstanding, a reduction of 39,500 options due to forfeitures arising from resignations, from 635,850 options outstanding as of the end of December 31, 2001.

     In general, our stock option plan requires that options vest not more than ten years from the date of grant and that options expire not more than three years after the vesting date. The plan is administered by the compensation committee of our board of directors which determines, in its discretion, the number of common shares subject to each option granted and the related purchase price and option period. Upon the voluntary termination of employment by an option holder or termination of an option holder for cause, any options granted under our stock option plan to the option holder (whether or not vested) will terminate, unless otherwise authorized by the compensation committee. If termination was due to retirement, disability or involuntary separation other than for cause, the option holder or his successors have the remainder of the applicable term to exercise the option holder's vested options. If termination was due to death, vested options may be exercised for the remainder of their term. Options granted are non-transferable except by will or as otherwise authorized by the compensation committee.

     Upon the occurrence of any change in our capital structure, including any merger, liquidation, reorganization or recapitalization, or any other event affecting our shares, our compensation committee may make adjustments to our stock option plan and any outstanding grants, as it may deem necessary or appropriate. Unless terminated earlier by our board, our stock option plan will terminate on February 4, 2010, the 10-year anniversary of the approval of the stock option plan by our board and shareholders.

     We recognized share compensation expense for options granted to employees under our stock option plan. For each reporting period, compensation cost for shares granted under the scheme to employees was determined using the intrinsic value method under APB 25. Under the intrinsic value method, compensation cost is measured for the difference between the price an employee is required to pay to purchase equity securities of the company and the fair value and market price of the equity securities acquired at measurement date. Compensation expense is provided generally over the vesting period on a systematic basis. See Note 17 to our audited consolidated financial statements.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     The following table describes the beneficial ownership of our common shares as of May 1, 2003, based on an aggregate of 13,289,525 common shares outstanding as of such date, by each person who is the beneficial owner of 5% or more of our capital stock.

                                                                 Number of Common Shares           Percentage
Holders                                                             Beneficially Owned         Beneficially Owned
                                                                 -------------------------   ------------------------
Merrill Lynch Global Emerging Markets Partners, L.P.(1)......          7,141,624                      53.7%
NJI No. 2 Investment Fund(2).................................          1,955,741                      14.7%
Wasatch Advisors, Inc.(3)....................................          1,828,314                      13.8%
Austin W. Marxe and David M. Greenhouse(4)...................          1,003,500                       7.6%

____________
(1) Merrill Lynch Global Emerging Markets Partners, L.P. is a private investment fund.
(2)  NJI No. 2 Investment Fund is a private investment fund.
(3) Wasatch Advisors, Inc. is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 who owns shares through the Company's ADS.
(4) Austin W. Marxe and David M. Greenhouse are the controlling principals of AWM Investment Company, Inc. ("AWM"), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. ("Cayman"). AWM also serves as the general partner of MGP Advisers Limited Partnership ("MGP"), the general partner of and investment adviser to Special Situations Fund III, L.P. ("SSF3"). Special Situations Cayman Fund, L.P. owns 243,900 of the Company's ADS while Special Situations Fund III, L.P. owns 759,600 of the Company's ADS.

     Except as provided for in the Shareholders Agreement, the Company's major shareholders do not have different voting rights than the Company's other shareholders. See "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions" for a discussion of the terms of the Shareholders Agreement.

B.   Related Party Transactions

     For the year ended December 31, 2002, there were no loans or transactions between our company and related parties other than those made on usual terms and conditions and in the ordinary course of business.

Shareholders' Agreement and Registration Rights Agreement

     Shareholders' Agreement. On May 29, 2001, we, our principal operating subsidiary, PSi Technologies, Inc., Merrill Lynch Global Emerging Markets Partners, L.P. (which we call Merrill Lynch), JAFCO Investment (Asia Pacific) Ltd. (which we call JAFCO), acting as Investment Manager of NJI No. 2 Investment Fund, and Arthur Young, Jr. entered into a shareholders' agreement relating to their ownership, transfer and voting of our common shares. Under the shareholders' agreement, all common shares owned by Merrill Lynch, JAFCO and Arthur Young, Jr. are subject to resale restrictions. Under certain circumstances, each of Merrill Lynch and JAFCO has a right of first refusal to purchase, and a tag-along right to sell, when JAFCO or Merrill Lynch, as the case may be, elects to transfer its shares.

     As a result of its shareholdings, and in accordance with the shareholders' agreement, Merrill Lynch may appoint and remove a majority of our board of directors and the board of directors of our principal operating subsidiary, PSi Technologies, Inc. Our board consists of nine directors. Merrill Lynch and JAFCO have agreed, subject to certain conditions, that they will vote to ensure that our board of directors will be comprised of:

     .   five directors nominated by Merrill Lynch, if requested;

     .   one director nominated by JAFCO, if requested; and

..    three independent directors as defined under the Nasdaq Rules

         We and our principal operating subsidiary have agreed to indemnify and hold harmless each member of our board of directors and each member of our principal operating subsidiary's board of directors to the fullest extent permitted under applicable law.

         As a result of their shareholdings and related rights to representation on our board, Merrill Lynch and JAFCO may prevent us from taking certain actions as set forth in the shareholders' agreement. See "Item 10--Additional Information--Articles of Incorporation and By-laws--Matters Requiring Shareholder Approval". As of the date of this annual report, purchasers of our ADSs owned in the aggregate 30.29% of our share capital. You may not be in a position to exercise any significant control or influence over the business and affairs of our company or any of our subsidiaries. In addition, without the consent of Merrill Lynch and JAFCO, acting through directors nominated by them or through their vote as shareholders, no amendments to any of our organizational documents or those of our subsidiaries may be made nor may we sell all or part of our shares or material assets or those of our subsidiaries.

         The shareholders' agreement also prohibits us from taking any action that would cause taxable gain to be recognized by any partner of Merrill Lynch under Section 367 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, or under a gain recognition agreement filed by a partner of Merrill Lynch pursuant to U.S. Treasury Regulation Section 1.367(a)-8. During the five year period following our 1999 reorganization, the sale, transfer, or disposition of our shares in, or a substantial portion of the assets of, our principal operating subsidiary, would cause a partner of Merrill Lynch to recognize gain under Section 367 of the Code, and under Treasury Regulation 1.367(a)-8, and is therefore prohibited under the shareholders' agreement.

         Registration Rights Agreement. We, Merrill Lynch and JAFCO are party to an agreement dated May 29, 2001, that grants Merrill Lynch and JAFCO certain registration rights. Each of Merrill Lynch and JAFCO has an option to cause us to effect up to three registrations of the shares owned by it, its affiliates and transferees. If one party exercises its registration rights, the other parties having registration rights may elect to include their shares in the registered offering. The registration rights agreement also provides that if we register any equity securities for a primary or secondary offering, we must permit each of Merrill Lynch and JAFCO, and anyone to whom they have transferred shares in a private placement, to include their shares in the offering. We have agreed to bear a portion of the expenses related to any of these registered offerings.

         Additional Undertakings. We have agreed to comply with other covenants set forth in the shareholders' agreement and the registration rights agreement. Among other things, we have agreed to indemnify, hold harmless against and pay on behalf of or reimburse any losses which Merrill Lynch or JAFCO may suffer or become subject to as a result of breaches by us of the agreements, misrepresentations by us, or causes of action arising out of or in connection with our operations.

Letter of Interest with Merrill Lynch

         In light of the Company's current need for cash resources, management approached its majority shareholder, Merrill Lynch, about a possible capital infusion. On June 13, 2003, the Company signed a non-binding letter of interest to issue Merrill Lynch a $4 million exchangeable senior subordinated note. The Audit Committee of the Company's Board of Directors, comprised of three non-management, independent directors not affiliated with Merrill Lynch, has approved the terms of the letter of interest and will approve the definitive documentation prior to execution. On June 25, 2003, our shareholders approved the transaction at a special meeting of our shareholders.

         The proceeds of the exchangeable note would be used to pay liabilities related to capital expenditures as described above. The exchangeable note would be issued by PSi Technologies, Inc., the Company's principal operating subsidiary, and would come due in 2008. The exchangeable note would accrue interest at a rate of 10% per annum, net of Philippine withholding tax, payable in cash or, under certain circumstances, in kind. The exchangeable note will be exchangeable into the Company's common stock at a price of $1.47 per share (which is equivalent to the Company's 30-trading day average price as of June 6, 2003). The exchange price is subject to reduction in the event the Company does not meet certain performance targets for the third and fourth quarters of 2003.

         Pursuant to the terms of the letter of interest, upon the issuance of the exchangeable note, Merrill Lynch's equity stake in the Company, on an as exchanged basis, would increase from approximately 53.7% to between 61.6% and 63.3%, depending upon the exchange price. If interest on the Exchangeable Note is paid in kind, Merrill Lynch's equity stake in the Company could further increase.

C.       Interests of Experts and Counsel

         Not applicable.

ITEM 8       FINANCIAL INFORMATION

A.         Consolidated Statements and Other Financial Information

1.         Please refer to Item 18 for our consolidated financial statements.

2.         Please refer to Item 18 for our comparative financial statements.

3.         Please refer to Item 18 for the independent auditors' reports given by SyCip Gorres Velayo & Co. - A Member Practice of Ernst & Young Global and Arthur Andersen & Co.

4.         The last year of audited financial statements are not older than 15 months.

5.         Not applicable.

6.         We do not have any income derived from non-Philippine sources for the year ended December 31, 2002.

7.         Legal Proceedings

         In September 2001, two substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming as defendants, in the aggregate, PSi Technologies Holdings, Inc., certain of its current or former officers and directors, and certain underwriters of its IPO. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and all such actions have been included in a single coordinated proceeding. A consolidated amended complaint was filed on April 24, 2002. The amended complaint alleges, among other things, that the underwriters of the Company's IPO violated the securities laws by failing to disclose certain alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in the offering's registration statement and by engaging in manipulative practices to artificially inflate the price of the Company's stock in the after-market subsequent to the IPO. The Company, together with certain of its officers and directors, and underwriters of the IPO are named in the amended complaint pursuant to Section 11 of the Securities Act of 1933, and Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 on the basis of an alleged failure to disclose the underwriters' alleged compensation arrangements and manipulative practices. The complaint seeks unspecified damages. On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO Allocation Litigations, including the action involving the Company. On July 15, 2002, the Company, along with other non-underwriter defendants in the coordinated cases, also moved to dismiss the litigation. Those motions were fully briefed on September 13, 2002 and September 27, 2002, respectively, and argument on the motions was heard on November 1, 2002. On February 19, 2003, the judge denied, in part, and granted, in part, the non-underwriter defendants' motion to dismiss. As a result of the decision, the Rule 10b-5 claims against the Company and its officers and directors named as defendants were dismissed, but Section 11 claims remain. We intend to defend these actions vigorously, and consider any settlement proposals.

8.       Dividend Policy

         We have not paid dividends on our common shares for the past five years. We intend to retain any or all future earnings for use in our business and we do not intend to pay dividends on our common shares. The declaration of payment and amount of dividends, if any, on outstanding common shares will be subject to the discretion of our board of directors. The declaration of any stock dividend must also be approved by the vote of shareholders representing at least two-thirds of our outstanding capital stock at a shareholders meeting called for that purpose. See "Item 10--Additional Information--Articles of Incorporation and By-laws--Matters Requiring Shareholder Approval." Cash dividends, if any, will depend upon our future operations and earnings, set-off of accumulated losses, financial condition, cash requirements and availability and other factors as may be deemed relevant by our board of directors.

         Holders of our common shares will be entitled to receive such dividends as determined by the board of directors according to the number of common shares held. Dividends may be paid only out of our distributable profits. See "Item 10--Additional Information--Articles of Incorporation and By-laws--Dividends." The retained earnings of our principal operating subsidiary, PSi Technologies, Inc., are reflected as part of our retained earnings but may be declared as a dividend by us only when declared as a dividend by PSi Technologies, Inc. to us.

         Holders of our ADSs will be entitled to receive dividends distributed to the depositary, subject to the terms of the deposit agreement, to the same extent as holders of our common shares, less the fees and expenses payable under the deposit agreement, withholding tax and other governmental charges. Cash dividends will be paid to the depositary bank in Philippine pesos and will be converted by the depositary bank into U.S. dollars and paid to holders of ADSs. Stock dividends, if any, will be distributed to the depositary and will be distributed by the depositary in the form of additional ADSs, to holders of ADSs.

B.       Significant Changes

         On March 15, 2003, the Company signed a non-binding Memorandum of Understanding (MOU) with Jilin Sino-Microelectronics Co. Ltd. of Jilin Province, China to establish a joint venture company based in China that will provide outsourced assembly and test services for power semiconductor devices (the "China Joint Venture"). The Memorandum of Understanding establishes a framework for the Joint Venture Agreement to be negotiated by both parties in 2003. See "Item 3 - Key Information - Risk Factors" for additional information regarding the China Joint Venture.

         On June 13, 2003, the Company signed a non-binding letter of interest to issue Merrill Lynch a $4 million exchangeable senior subordinated note. The proceeds of the exchangeable note would be used to pay liabilities related to capital expenditures as described above. The exchangeable note would be issued by PSi Technologies, Inc., the Company's principal operating subsidiary, and would come due in 2008. Please see "Item 7--Major Shareholders and Related Party Transactions - Letter of Interest with Merrill Lynch."

ITEM 9        THE OFFER AND LISTING

A.       Offer and Listing Details

         The following table set forth, for the period indicated, the high and low sale prices per ADS since trading on March 16, 2000, as furnished by the Nasdaq National Market, or Nasdaq. The initial public offering price of our ADSs was $16.00 per ADS.

         Annual high and low market prices

Year                   High (date)                    Low (date)
----                   -----------                    ----------
2000                   $25.44 (on March 17)           $4.00 (on December 21)
2001                   $10.25 (on May 8)              $3.87 (on September 20)
2002                   $9.38 (on January 2)           $0.89 (on October 7)

         Quarterly high and low market prices

Quarter                High (date)                    Low (date)
-------                -----------                    ----------
Q1 2000                $25.44 (on March 17)             $14.88 (on March 30)
Q2 2000                $20.75 (on June 30)              $11.88 (on May 31)
Q3 2000                $23.50 (on July 17)              $12.50 (on September 27)
Q4 2000                $12.25 (on October 2)             $4.00 (on December 21)

Q1 2001                $10.06 (on January 30)            $4.62 (on March 5)
Q2 2001                $10.25 (on May 8)                 $4.75 (on April 9)
Q3 2001                $7.80 (on July 3)                 $3.87 (on September 20)
Q4 2001                $9.15 (on December 31)            $4.45 (on November 28)

Q1 2002                $9.38 (on January 2)              $6.25 (on February 1)
Q2 2002                $8.44 (on April 5)                $5.25 (on May 13)
Q3 2002                $5.50 (on July 1)                 $1.20 (on August 12)
Q4 2002                $2.10 (on October 24)             $0.89 (on October 7)

Q1 2003                $1.71 (on February 7)             $1.00 (on March 31)

         Monthly high and low market prices

Month                  High (date)                    Low (date)
-----                  -----------                    ----------
December 2002          $2.02 (on December 3)             $1.45 (on December 31)
January 2003           $1.70 (on January 10)             $1.46 (on January 3)
February 2003          $1.71 (on February 7)             $1.20 (on February 25)
March 2003             $1.30 (on March 14)               $1.00 (on March 31)
April 2003             $1.43 (on April 25)               $0.97 (on April 22)
May 2003               $2.00 (on May 30)                 $1.06 (on May 19)

B.       Plan of Distribution

         Not applicable.

C.       Markets

         Our shares are listed on the Nasdaq National Market.

D.       Selling Shareholders

         Not applicable.

E.       Dilution

         Not applicable.

F.       Expenses of the Issue

         Not applicable.

ITEM 10         ADDITIONAL INFORMATION

A.       Share Capital

         Not applicable.

B.       Articles of Incorporation and By-laws

         The following statements summarize the material provisions of our articles of incorporation and by-laws and the Corporation Code of the Philippines, or the Corporation Code, insofar as they relate to the material terms of our common shares.

         Our primary purpose, as stated in our articles of incorporation, is to serve as a holding company. The primary purpose of our principal operating subsidiary is to engage in the business of manufacturing semiconductor products and components of all kinds and makes. We are not allowed to engage in the management of fund portfolios or to act as a stockbroker or dealer in securities.

Capital Structure

         As of May 31, 2002, our authorized share capital consisted of 37,058,100 authorized common shares, having a par value of 1 2/3 Philippine pesos, or PHP, per share. As of December 31, 2002, we had 13,289,525 common shares outstanding, a total subscribed capital of PHP 22,149,208 and additional paid-in capital of PHP 2,708,812,169. We have reserved a total of 741,162 common shares to be issued upon the exercise of options that may be granted pursuant to our stock option plan. See "Item 6--Directors, Senior Management and Employees--Share Ownership--PSi Stock Option Plan."

Share Issuance

         Under the Corporation Code of the Philippines, a corporation can issue shares of stock with such rights, privileges or restrictions as may be provided for in its articles of incorporation. In the absence of specific restrictions in the articles of incorporation, common shares have full voting and dividend rights. A corporation may not issue shares for consideration less than the par value of such shares as stated in its articles of incorporation. It may, however, issue shares for a consideration in excess of the par value of such shares. Where a corporation issues shares at a premium, an amount equal to the amount by which the subscription price exceeds the par value is credited to an account designated as paid-in surplus or additional paid-in capital.

         Subject to the approval of the Philippine Securities and Exchange Commission, or PSEC, a corporation may increase or decrease its authorized capital stock with the approval of a majority of the board of directors and the affirmative vote of shareholders representing at least two-thirds of the outstanding capital stock of the corporation.

         A corporation may repurchase its own shares of stock, provided that it has unrestricted retained earnings to pay for the shares to be acquired or purchased, for legitimate corporate purpose or purposes. These purposes include, but are not limited to the following:

         .    to eliminate fractional shares arising out of stock dividends;
         .    to purchase shares of dissenting shareholders exercising their appraisal right; and
         .    to collect or settle an indebtedness arising out of an unpaid subscription in a delinquent sale and to purchase delinquent shares sold during said sale.

         The shares repurchased by the corporation become treasury shares which may again be sold for a reasonable price fixed by the board of directors. Shares do not have voting rights or dividend rights as long as they remain in the treasury.

         Shares of stock which are offered to the public in the Philippines are required to be registered with the PSEC. The PSEC may deny registration of shares and refuse to issue a permit to sell shares if the registration statement for the shares is incomplete or inaccurate in any material respect or includes any untrue statement of material fact, or omits to state a material fact required to be stated in the registration statement or necessary to make the statements therein not misleading. The PSEC may also deny registration for the shares if the issuer corporation or any of its officers or directors are not qualified under the standards of the Philippines Revised Securities Act or existing PSEC regulations.

Foreign Ownership Restrictions

         We are not subject to any foreign equity ownership restrictions because we are not engaged in any business activity nor in possession of any asset that would attract the applicability of foreign ownership restrictions under Philippine law. Our foreign shareholders are not subject to any applicable limitations on voting their shares.

         However, our affiliates, PSitech Realty Inc. and Pacsem Realty, Inc., being landholding companies, are subject to foreign ownership restrictions under the Philippine Constitution. The maximum foreign ownership percentage allowed for a landholding company is 40% of the company's capital stock. PSi Technologies, Inc. currently holds 40% of the capital stock of each of PSitech Realty, Inc. and Pacsem Realty, Inc. because it is considered to be a non-Philippine national due to the beneficial ownership of Merrill Lynch Global Emerging Markets Partners, L.P. and JAFCO Investment (Asia Pacific) Ltd., acting as investment manager of NJI No. 2 Investment Fund. To qualify as a Philippine national, a corporation must be organized under Philippine law with at least 60% of its capital stock outstanding and entitled to vote being owned and held by citizens of the Philippines.

Pre-emption Rights

         The Corporation Code of the Philippines confers the right of pre-emption on shareholders of a Philippine corporation which entitles them to subscribe to all issues or other dispositions of shares by the corporation in proportion to their respective shareholdings, regardless of whether the shares proposed to be issued or otherwise disposed of are identical in all respects to the shares held. The pre-emption right conferred by the Corporation Code does not, however, apply to the issuance of shares made to ensure compliance with laws requiring share offerings or minimum share ownership by the public, in exchange for the acquisition of property required for corporate purposes, or in payment of a debt previously contracted.

         The Corporation Code allows Philippine corporations to provide for the exclusion of the right of pre-emption in its articles of incorporation. Our articles of incorporation provide that, unless the right of pre-emption is granted from time to time by the board of directors in its discretion, our shareholders do not have the pre-emptive right to purchase or subscribe to:

         .    any unissued or reissued shares of any class;
         .    any additional shares of any class to be issued by reason of any increase in our authorized capital stock; or
         .    any securities convertible into any class of our shares.

General Meeting of Shareholders

         The Corporation Code of the Philippines requires all Philippine corporations to hold an annual general meeting of shareholders for the principal purpose of electing directors. Our annual general meeting of shareholders is required by our by-laws to be held on any day in the month of June each year.

Voting

         Each holder of our common shares is entitled to one vote per common share during shareholders' meetings. However, in the election of directors, each shareholder is entitled to such number of votes as is equal to the product of the number of common shares owned by him and the number of directors to be elected. The shareholder may accumulate his or her votes in favor of one candidate or distribute these votes in such proportion and amount between as many of the candidates as the shareholder wishes. The election of directors may only be held at a meeting convened for that purpose at which shareholders representing a majority of our outstanding capital stock are present in person or by proxy. However, any vacancy on our board, other than by removal or expiration of term, may be filled by the majority of the remaining directors if still constituting a quorum.

Management

         Our corporate powers are exercised by our board of directors. The members of our board of directors are elected for a one year term during the annual general meeting of our shareholders. The Corporation Code further requires that each of our directors must own at least one share of our company.

         The Corporation Code incorporates the common law principle that every director owes his company the duties of obedience, diligence and loyalty. These duties are illustrated through certain specific provisions of the Corporation Code, including the following:

..    A contract of the corporation with one or more of its directors is voidable at the option of such corporation unless all the following conditions are present: (1) that the presence of such director in the board meeting in which the contract was approved was not necessary to constitute a quorum for such meeting; (2) that the vote of such director was not necessary for the approval of the contract; and (3) that the contract is fair and reasonable under the circumstances. Where any of the first two conditions set forth above is absent, in the case of a contract with a director, such contract may be ratified by the vote of shareholders representing at least two-thirds of the outstanding capital stock in a meeting called for the purpose, provided that full disclosure of the adverse interest of the director involved is made at such meeting and provided that the contract is fair and reasonable under the circumstances;

..    Where a director, by virtue of his office acquires for himself a business opportunity which should belong to the corporation, thereby obtaining profits to the prejudice of such corporation, he must account to the latter for all such profits by refunding the same even if he risked his own funds in the venture, unless his act has been ratified by a vote of shareholders owning or representing at least two-thirds of the outstanding capital stock of the company; and

..    Directors who willfully and knowingly vote for or assent to patently unlawful acts of the corporation, or who are guilty of gross negligence or bad faith in directing the affairs of the corporation, or who acquire any personal or pecuniary interests in conflict with their duty as such directors shall be liable jointly and severally for all damages resulting therefrom suffered by the corporation, its shareholders and other persons. Where a director attempts to acquire or acquires, in violation of his duty, an interest adverse to the corporation in respect of any matter which has been entrusted to him, as to which principles of equity imposes a duty to refrain from self-dealing, he shall be liable as a trustee for the corporation and must account for the profits which otherwise would have accrued to the corporation.

         With respect to compensation of directors, our by-laws provide that directors may be reimbursed for expenses, if any, associated with the attendance of meetings of our board of directors and may be paid a fixed sum for such attendance.

Matters Requiring the Approval of Directors Selected by our Principal Shareholders.

         Our by-laws currently provide that, in respect of the following matters, no resolution shall be passed by the board of directors of our company unless approved affirmatively by directors selected by Merrill Lynch Global Emerging Markets Partners, L.P. and JAFCO Investment (Asia Pacific) Ltd., acting as investment manager of NJI No. 2 Investment Fund:

         . the amendment of the articles of incorporation and/or by-laws of our company or any of our subsidiaries;

         . the pledge, sale, transfer or disposition, in one or a series of transactions, of (1) any shares of our principal operating subsidiary, PSi Technologies, Inc. (2) more than 50% of the assets of PSi Technologies, Inc. (including, without limitation, shares of PSi Technologies, Inc.'s subsidiaries), or (3) any shares of our affiliate, PSitech Realty, Inc.;

         . any action that would cause gains to be recognized under Section 367 of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder (including, without limitation, under any gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8) by any partner of Merrill Lynch Global Emerging Markets Partners, L.P., upon and after the exchange by RFM Corporation, Merrill Lynch Global Emerging Markets Partners, L.P. and JAFCO Investment (Asia Pacific) Ltd., acting as investment manager of NJI No. 2 Investment Fund of their shares in our company for shares pursuant to the Deed of Assignment dated November 19, 1999; and

         . any action, directly or indirectly, in contemplation of any of the foregoing.

Matters Requiring Shareholder Approval

         Some corporate acts may only be effected with the approval of our shareholders. Any amendment to our by-laws may only be effected with the approval of our shareholders representing at least a majority of our outstanding capital stock at a shareholders' meeting convened for that purpose. The approval of our shareholders representing at least two-thirds of our outstanding capital stock is required for each of the following corporate actions:

         .   any amendment to our articles of incorporation;
         .   the removal of any director;
         .   the ratification of contracts entered into by a director by virtue of his office under which contract the director acquired a business opportunity which should have belonged to the corporation;
         .   the ratification of corporate contracts entered into by us with any of our directors if:
             .   the presence of the director in the board meeting at which the contract was approved was necessary to constitute a quorum for such meeting; or
             .   the vote of the director was necessary for the approval of the contract;
         .   the sale, lease, exchange, mortgage, pledge or other disposition of all or substantially all of our assets;
         .   the investment of funds in any other corporation or business or for any purpose other than the primary purpose for which we were organized. The failure to obtain shareholder approved in these instances would render the transaction void;
         .   incurring, creating or increasing our bonded indebtedness;
         .   the extension or shortening of our term of corporate existence, which currently expires on December 10, 2049;
         .   the issuance of shares in exchange for property required for corporate purposes or in payment of a previously contracted debt;
         .   the declaration of stock dividends;
         .   the approval and amendment of any stock option plan;
         .   the conclusion of management contracts with another corporation if/in the event:
             .   the shareholders representing the same interest of both the managing and the managed corporation own or control more than one-third of the total outstanding capital stock entitled to vote of the managing corporation; or
             .   where a majority of our board of directors of the managing corporation also constitutes a majority of the board of directors of the managed corporation;
         .   the delegation to our board of directors of the power to amend or repeal the by-laws or to adopt new by-laws;

     . any plan or agreement of merger or consolidation with any corporation, including any amendment thereof; and

     .    our voluntary dissolution.

Dividends

     We may only pay dividends out of our unrestricted retained earnings. These represent our net accumulated earnings, with our capital unimpaired, which are not appropriated for any other purpose. We may pay dividends in cash, by the distribution of property, or by the issue of shares of stock. Dividends paid in the form of shares may only be paid with the approval of shareholders representing at least two thirds of our outstanding capital stock at a shareholders' meeting called for such purpose. The Philippine Securities and Exchange Commission, or PSEC, has also ruled that even in the absence of unrestricted retained earnings, stock dividends may be declared out of additional paid-in-capital.

     Our board of directors has the discretion to declare cash or property dividends. The issuance of property dividends must conform with the following conditions:

     . the property to be distributed as a dividend must consist of property that is no longer intended to be used in the operation of our business and practicable to be distributed as dividends;

     . the issuance of property dividends must not result in an inequitable distribution of property to the shareholders in terms of the book value and market value, if any, of the property distributed;

     . when the distribution of dividends is made where some shareholders will receive cash and the others will receive property, the prevailing market value of the property, as agreed upon by the shareholders, will be considered in determining the equitable distribution of the total dividends; and

     .    the distribution of property dividends must be approved by the PSEC.

     Corporations with surplus profits in excess of 100% of their paid up capital are required to declare and distribute those profits as dividends, except:

     . when retaining the profits is justified by definite corporate expansion projects or programs approved by the board of directors;

     . when the consent of creditors is required under any loan agreement and the consent has not been secured; or

     . when it can be clearly shown that retaining the profits is necessary under the special circumstances of the corporation, as when special reserves are required for probable contingent liabilities.

Rights of Minority Shareholders

     The rights of a shareholder to institute proceedings on our behalf in a derivative suit is recognized in the Philippines. Derivative suits may be filed if we are unable or unwilling to institute the necessary proceedings to redress wrongs committed against us or to vindicate corporate rights. Derivative suits are filed with the courts of general jurisdiction (i.e., the appropriate Regional Trial Court). Regional Trial Courts are courts of general jurisdiction and have original and exclusive jurisdiction over intra-corporate disputes.

     A shareholder has a right to dissent and demand payment of the fair value of his shares in any of the following instances:

     . any amendment to our articles of incorporation which has the effect of changing or restricting rights attached to his shares or of authorizing preferences superior to those of outstanding shares of any class, or of extending or shortening the term of corporate existence;

     . the sale, lease, mortgage, pledge or other disposition of all or substantially all of our assets;

     . the investment of corporate funds for purposes other than to accomplish our primary purpose or investment in another corporation or business except when the investment is reasonably necessary to accomplish our primary purpose; and

     .    our merger or consolidation with another corporation.

     The fair value for the shares of a dissenting shareholder sold to us may be agreed upon by the parties. If parties cannot reach an agreement, fair value will be determined by an independent committee. Payment for the shares of a dissenting shareholder may be made only if we have unrestricted retained earnings to purchase the shares.

     Shareholders have the right to inspect our records at reasonable hours on business days. These records include minutes of all meetings of the board of directors and of the shareholders, and records of our business transactions. The right of inspection may be denied to shareholders seeking to examine our records if they have improperly used any information obtained through any prior examination of our records, or did not act in good faith or for a legitimate purpose in making a demand for inspection.

Accounting and Auditing

     Philippine corporations are required to file copies of their annual financial statements with the Philippine SEC, which is required to be stated in terms of Philippine currency. Shareholders are entitled to request from the PSEC or from us copies of our most recent financial statements which must include a balance sheet and a profit and loss statement as of the end of the last tax year.

Transfer Agent

     We have appointed The Bank of New York as the transfer agent and registrar for the common shares underlying our ADSs.

C.   Material Contracts

     We have no material contracts other than contracts entered into in the ordinary course of business.

D.   Exchange Controls

     Under current regulations of the Philippine Central Bank, an investment in Philippine securities must be registered with the Philippine Central Bank if the foreign exchange needed to service the repatriation of capital and the remittance of dividends, profits and earnings which accrue thereon is to be sourced from the banking system.

     In the case of Philippine securities not listed with the Philippine Stock Exchange such as our common shares held by the depositary bank, The Bank of New York, the application for registration must be filed by the investor or its representative directly with the Philippine Central Bank. Applications for registration of such investments must be accompanied by (i) credit advice or bank certification showing the amount of foreign currency inwardly remitted, and
(ii) sworn certification of the officer of the investee firm concerned attesting to the number of shares and amount paid for the investment. Upon submission of the required documents, the Philippine Central

Bank will issue a Bangko Sentral Registration Document, or BSRD. On October 9, 2000, the Philippine Central Bank issued a BSRD in relation to The Bank of New York's investment, as Depositary Bank, in our shares.

     Proceeds of divestments as well as distributions or dividends derived from the registered investments are repatriable or remittable immediately and in full through the Philippine commercial banking system, net of applicable tax, without the need of Philippine Central Bank approval. Remittance is allowed upon presentation of the BSRD at the exchange rate applicable on the date of actual remittance. Pending registration or reinvestment, divestment proceeds as well as dividends of registered investments may be lodged temporarily in interest-bearing deposit accounts. Interest earned thereon, net of taxes, is also remittable in full. Remittance of divestment proceeds or dividends of registered investments may be reinvested in the Philippines if the investments are registered with the Philippine Central Bank.

     Proceeds of divestments as well as distributions or dividends derived from investments not registered with the Philippine Central Bank may be converted into foreign exchange through non-bank sources of foreign exchange.

     The foregoing is subject to the Philippine Central Bank's power, with the approval of the President of the Philippines, to restrict the availability of foreign exchange (1) during an exchange crisis when the international reserve of the Philippine Central Bank falls to levels which it considers inadequate to meet the prospective net demands on the Philippine Central Bank for foreign currencies, (2) whenever the international reserve appears to be in imminent danger of falling to such a level, or (3) whenever the international reserve is falling as a result of payments or remittances abroad which, in the opinion of the Philippine Central Bank, is contrary to the national welfare. Furthermore, we cannot assure you that current Philippine Central Bank regulations will not be made more restrictive.

E.   Taxation

     The following summary of the material Philippine and U.S. federal income tax consequences of the purchase, ownership and disposal of the common shares or ADSs is based upon circumstances, laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to the purchase, ownership and disposal of the common shares or ADSs, such as the tax consequences under state, local and other tax laws. Accordingly, each prospective investor and holder, and particularly those prospective investors and holders subject to special tax rules, such as banks, dealers, insurance companies and tax exempt entities, should consult their own tax adviser regarding the tax consequences of an investment in and ownership of the common shares or ADSs.

Philippine Taxation

     The following is the opinion of H. G. Tiu Law Offices, our Philippine counsel, on the material Philippine tax consequences resulting from the purchase, ownership and disposition of ADSs outside the Philippines and of direct investments in our common shares. This summary does not consider all possible Philippine tax consequences of the purchase, ownership and disposition of common shares or ADSs and is not intended to reflect the individual tax position of any beneficial owner. The summary is based upon our existing circumstances, the National Internal Revenue Code, as amended, commonly referred to as the NIRC, its legislative history, existing regulations, revenue memorandum circulars and revenue audit memorandum orders and published rulings issued by the Philippine Bureau of Internal Revenue, administrative practice, income tax conventions or treaties, and judicial decisions, all in effect, as of the date of this annual report, all of which are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively.

Taxation Regarding the Common Shares

     Issuance and Exchange of ADSs. Our Philippine counsel, H.G. Tiu Law Offices, has expressed the opinion that no Philippine taxes are payable upon the issuance of the ADSs by the depositary bank to the holders of ADSs but that Philippine capital gains and documentary stamp taxes are payable upon the transfer of common shares to a holder of ADSs.

     Taxation of Capital Gains. The NIRC provides that gain from the sale of shares in a Philippine corporation will be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold. The rate of tax on such gain is 5% for gains not exceeding PHP100,000 and 10% for gains in excess of that amount. The rate of tax is the same for both non-resident individuals and non-resident non-Philippine corporations. The NIRC prohibits a transfer from being recorded in the books of the corporation unless the Philippine Commissioner of Internal Revenue, through his authorized representative, certifies that the capital gains and documentary stamp taxes have been paid or other conditions are met. The NIRC allows non-resident individuals and non-resident non-Philippine corporations to net capital gains and losses during a taxable year in determining their total capital gains tax.

     Under the Convention between the Government of the United States of America and the Government of the Republic of the Philippines with respect to Taxes on Income, or the US-RP Income Tax Treaty, capital gains derived by a U.S. resident from the sale of shares of a Philippine corporation will not be subject to the Philippine Income Tax unless the shares are those of a corporation over 50% of the assets of which consist of real property interest located in the Philippines or in a Philippine Real Property Corporation. PSi Technologies Holdings, Inc. is currently not a Philippine Real Property Corporation.

     Our Philippine counsel has expressed the opinion that transfers of ADSs by persons who are not residents of the Philippines but are residents of the United States, Japan, Canada, the United Kingdom or France for purposes of taxation in those jurisdictions are not subject to Philippine capital gains tax pursuant to the tax treaties that the Philippines has entered into with those countries. The rules relating to the taxability of transfers of ADSs by non-resident alien individuals and non-resident non-Philippine corporations and the extra-territorial applicability of Philippine tax laws are complex. Prospective purchasers who do not belong to the categories of persons described above should consult their own tax advisor to determine whether and to what extent they would be entitled to tax treaty benefits, if any.

     Taxation of Dividends. Under the NIRC, dividends paid by a Philippine corporation to non-resident alien individuals that are not engaged in trade or business in the Philippines are subject to withholding tax at the rate of 25%. Dividends paid to non-resident alien individuals that are engaged in trade or business in the Philippines are subject to withholding tax at the rate of 20%. Dividends paid by a Philippine corporation to non-resident non-Philippine corporations are subject to withholding tax at the rate of 32%. A non-Philippine corporation is a Philippine resident only if it engages in trade or business in the Philippines. The 32% rate for dividends paid to a non-resident non-Philippine corporation may be reduced to a special 15% rate if (1) the country in which the non-resident non-Philippine corporation is domiciled imposes no taxes on foreign source dividends (this condition is not satisfied in the case of corporations domiciled in the United States) or (2) the non-resident non-Philippine corporation is entitled to a credit against the tax due from such nonresident non-Philippine corporation for taxes deemed to have been paid in the Philippines in an amount equivalent to at least 17% of the dividends. This second condition may be difficult to satisfy in the case of a corporation domiciled in the United States if the corporation owns less than 10% of our voting stock.

     In circumstances where our common shares are held directly, a preferential tax treaty rate may be available under treaties in force between the Philippines and the country of residence of a non-resident alien or non-resident non-Philippine corporation that does not engage in a trade or business in the Philippines. For example, U.S. holders would be eligible for a treaty rate of 25%. The 20% treaty rate and the special 15% rate described above are not applicable in the case of non-resident non-Philippine corporations which are domiciled in the United States and which own less than 10% of our voting stock.

     Holders of our common shares will be required in all cases to establish their eligibility before they can take advantage of any treaty or other reduced rate available under Philippine law. Philippine tax authorities have prescribed, through an administrative issuance, procedures for seeking tax treaty relief.

     Documentary Stamp Taxes. The Philippines imposes a documentary stamp tax on every original issue of shares by a Philippine corporation at the rate of PHP
2.00 on each PHP 200.00, or fraction thereof, of the par value of the shares. The Philippines also imposes a documentary stamp tax on transfers of shares of Philippine corporations at the rate of PHP 1.50 on each PHP 200.00, or fraction thereof, of the par value of the shares wherever the such transfers are made.

     The documentary stamp tax is an excise tax that applies to transactions effected and consummated in the Philippines. Our Philippine counsel has expressed the opinion that no Philippine documentary stamp tax is payable on the transfer of ADSs outside the Philippines.

     Estate and Donor's Taxes. The Philippines imposes estate taxes upon the transfer of the net estate of every decedent holding shares in a Philippine corporation, whether the decedent is a resident or nonresident of the Philippines. The schedule of rates of estate taxes ranges from 5% to 20% if the net estate is over PHP 200,000.

     The Philippines also imposes a donor's tax on the basis of the total net gifts made during a calendar year. Individual and corporate registered holders, whether residents or non-residents of the Philippines, who transfer shares by way of gift or donation will be liable for Philippine donor's tax on those transfers at a flat rate of 30%. However, net gifts during the year exceeding PHP 100,000 made by an individual to a brother, sister, spouse, ancestor, lineal descendant or blood relative not more remote than first cousins, granduncles, grandaunts, grandnieces or grandnephews are subject to Philippine donor's tax at progressive rates ranging from 2% to 15%. Net gifts during the year not exceeding PHP 100,000 made by an individual to the same persons are not subject to donor's tax.

     Shares of a deceased shareholder or shares that have been donated may not be transferred on the books of a Philippine corporation without a certificate from the Commissioner of Internal Revenue or his authorized representative that the corresponding estate or donor's taxes have been paid. In the case of ADSs, however, there is no corresponding requirement unless a transfer of the ADSs would also entail a change in the registration of the underlying common shares.

     Estate and donor's taxes will not be collected on intangible personal property if the decedent at the time of his death or the donor at the time of the donation was a citizen and resident of a foreign country which at the time of his death or donation did not impose a transfer tax of any character, in respect of intangible personal property of citizens of the Philippines not residing in that foreign country. In addition, neither tax will be imposed if the laws of the foreign country of which the decedent or donor was a citizen and resident at the time of his death or donation allow a similar exemption from transfer or death taxes in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

U.S. Federal Income Taxation

     The following is a summary by Akin Gump Strauss Hauer & Feld LLP, our United States counsel of the material U.S. federal income tax consequences resulting from the purchase, ownership and disposition of the ADSs by a U.S. holder, as defined below. This summary does not purport to consider all the possible U.S. federal tax consequences of the purchase, ownership and disposition of the ADSs and is not intended to reflect the individual tax position of any specific beneficial owner. The summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively.

     This summary is limited to investors who hold the ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not purport to deal with investors in special tax situations, such as:

     .    financial institutions;
     .    tax exempt organizations;
     .    insurance companies;
     .    regulated investment companies;
     .    dealers in securities or currencies;
     . persons holding ADSs as a hedge against currency risks or as a position in a straddle, conversion transaction, or constructive sale transaction for tax purposes;
     .    persons that own 10% or more of any class of our stock; or

     . persons whose functional currency, as defined in Section 985 of the Code, is not the U.S. dollar.

     The summary does not include any description of the tax laws of any state, local or foreign governments that may be applicable to the ADSs. Persons who are holders of ADSs for U.S. federal income tax purposes will be treated as the owners of the common shares represented by those ADSs.

     As used in this section, the term U.S. holder means a beneficial owner of ADSs who or which is:

     . an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;
     . a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state, including the District of Columbia;
     . an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
     . a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust.

     As used in this section, the term non-U.S. holder means a beneficial owner of ADSs that is not a U.S. holder. In the case of a beneficial owner of ADSs that is a partnership for United States tax purposes, each partner will take into account its allocable share of income or loss from the ADSs, and will take the income or loss into account under the rules of taxation applicable to the partner, taking into account the activities of the partnership and the partner.

     Distributions. Distributions on ADSs, including the amount of any Philippine taxes withheld from the distributions to U.S. holders, are included by the U.S. holders in gross income as a taxable dividend to the extent the distribution is paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our current or accumulated earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. holder's basis in the ADSs and then as gain from the sale or exchange of a capital asset. Dividends paid by us will not be eligible for the corporate dividends received deduction that is applicable in certain cases to U.S. corporations. Dividends paid in Philippine pesos, including the amount of any Philippine taxes withheld from the dividends, will be included in the income of a U.S. holder in the U.S. dollar amount based on the exchange rate at the time of the receipt by the depositary, whether or not the dividends have been converted into U.S. dollars. Any gain or loss from a subsequent exchange of Philippine pesos will be ordinary income or loss from sources within the United States.

     Foreign Tax Credit. Any dividends paid by us to a U.S. holder of our ADSs generally will be treated as foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set out in the Code, a U.S. holder may elect to claim a foreign tax credit against its U.S. federal income tax liability for Philippine income tax withheld from dividends received in respect of ADSs. U.S. holders who do not elect to claim a foreign tax credit may instead claim a deduction for Philippine income tax withheld, but only for a year in which the U.S. holder elects to claim the deduction, instead of claiming the credit, which election must be made with respect to all foreign income taxes. Generally, a foreign tax credit may not be claimed if it is derived from withholding taxes imposed on short-term or hedged positions in securities or on arrangements where a U.S. holder's expected economic profit, after non-U.S. taxes is insubstantial. The rules relating to the determination of the foreign tax credit are complex, and each prospective purchaser who would be a U.S. holder should consult its own tax advisor to determine whether and to what extent such purchaser would be entitled to a foreign tax credit.

     For purposes of calculating a U.S. holder's foreign tax credit limitation, dividends paid by us generally will be treated as passive income or financial services income.

     Dispositions of ADSs. Gain or loss realized by a U.S. holder on the sale or other disposition of the ADSs generally will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. holder's basis in the ADSs and the amount realized on the disposition. The capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the ADSs for more than one year at the time of the sale or exchange. Gain or loss realized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

     Transfer Reporting Requirements. A U.S. holder, including a tax exempt entity, that purchases any ADS for cash will be required to file an IRS Form 926 or similar form with the IRS if (1) the U.S. holder owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of us or (2) the purchase, when aggregated with all purchases made by the U.S. holder, or any related person thereto, within the preceding 12 month period, exceeds $100,000. If a U.S. holder fails to file the required form, the U.S. holder could be required to pay a penalty equal to 10% of the gross amount paid for the ADSs, subject to a maximum penalty of $100,000, except in cases involving intentional disregard. U.S. holders should consult their tax advisors for advice regarding this or any other reporting requirement which may apply to their acquisition of the ADSs.

     Information Reporting and Backup Withholding. Payments that relate to the ADSs that are made in the United States or by a U.S.-related financial intermediary will be subject to information reporting. Information reporting will require each paying agent making payments, which relate to an ADS, to provide the IRS with information, including the beneficial owner's name, address, taxpayer identification number, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply to all beneficial owners. Specifically, corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts are all excluded from reporting requirements.

     The depositary participant or indirect participant holding ADSs on behalf of a beneficial owner, or paying agent making payments for an ADS, may be required to backup withhold a tax currently equal to 28% for 2002 of each payment of dividends on the ADSs unless the beneficial owner of the ADSs (1) is a corporation or other exempt recipient and, when required, establishes its exemption, or (2) provides its correct taxpayer identification number, certifies that it is not currently subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.

     This backup withholding tax is not an additional tax and may be credited against the beneficial owner's U.S. federal income tax liability if the required information is furnished to the IRS. Non-U.S. holders generally are not subject to information reporting or backup withholding, but may be required to provide certification of their non-U.S. status in connection with payments received within the United States or through U.S.-related financial intermediaries. Prospective investors are advised to consult their own tax advisors as to the applicability of the backup withholding rules to their acquisition, ownership and disposition of the ADSs.

F.   Dividends and Paying Agents

     Not applicable.

G.   Statements by Experts

     Not applicable.

H.   Documents on Display

     We have filed our Form F-1 registration statement with the U.S. Securities and Exchange Commission, or the Commission. This annual report does not contain all of the information included in the registration statement. You should refer to our registration statement and its exhibits if you would like to find out more about us, our ADSs and our common shares.

     We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, or the Exchange Act, applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the Commission. Specifically, we are required to file this annual report on Form 20-F within six months after the close of our fiscal year which is December 31st. You may inspect copies of our registration statement, its accompanying exhibits, and any other document we file with the Commission, without charge. You also may copy or obtain any of these documents at prescribed rates at the public reference facilities maintained by the Commission at the following locations:

     .    Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;
     .    The Woolworth Building, 233 Broadway, New York, New York 10279; and
     . Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     You may obtain information on the operation of the Commission Public Reference Room by calling the Commission at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

     We will furnish The Bank of New York, as our depositary bank, and our shareholders with annual reports. These reports will include a review of operations and annual audited combined financial statements prepared in conformity with U.S. GAAP. We also will furnish our depositary and our shareholders with unaudited financial information prepared in conformity with U.S. GAAP for the first six months of each fiscal year as soon as practicable following the end of each such period. When our depositary bank receives any reports from us, it will, upon our request, promptly mail the reports to our ADS holders of record.

I.   Subsidiary Information

     For more information on our subsidiaries, see "Item 4--Information on Our Company-Organizational Structure".

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

     Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, our company utilizes derivative financial instruments, the application of which is primarily for hedging purposes and not for speculative purposes.

Interest Rate Risk

     Our exposure to market risk associated with changes in interest rates relates primarily to debt obligations which we may incur in the future. For the year ended December 31, 2002, our interest-bearing debt obligations are made up primarily of short-term loans and trust receipts payable. The imputed interest in our long-term liability to a customer is fixed. Our policy is to manage interest rate risk by borrowing a combination of fixed and floating rate obligations based upon market conditions. In 2002, we did not engage in any freestanding derivative transactions nor did we have any outstanding derivative contracts.

Foreign Currency Risk

     Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the Philippine peso, the Japanese yen and the U.S. dollar, our functional currency. All of our revenue was denominated in U.S. dollars for the year ended December 31, 2002, and as a result, we had less foreign currency exchange risk. For the year ended December 31, 2002, approximately 30% of our cost of sales was incurred in Philippine pesos, with the remaining 70% incurred in U.S. dollars. Based on our overall currency rate exposure at December 31, 2002, a near-term 5% appreciation or depreciation in the value of the U.S. dollar would not have a significant effect on our financial position, results of operations and cash flows over the next fiscal year. There can be no assurance, however, that there will not be a material impact further in the future.

     To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize currency forward contracts to minimize the impact of foreign currency fluctuations on the results of our operations. We utilize, from time to time, currency forward contracts to hedge specific currency risks related to equipment purchase commitments, primarily in Japanese yen. In addition, we minimize our currency risk by purchasing most of our raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. In the past, we have entered into foreign currency forward contracts to mitigate the effects to us of exchange rate fluctuations between the U.S. dollar and the Philippine peso related to our peso denominated expenditures. Our last outstanding currency forward contract amounted to $50,000 and matured on December 22, 1999. We did not enter into any currency forward contracts for the years ended December 31, 2001 and 2002. Currently, we have no outstanding currency forward contracts.

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.   Not applicable.

B.   Not applicable.

C.   Not applicable.

D.   Not applicable.

E.   Not applicable.

ITEM 15   CONTROLS AND PROCEDURES

     Our Chief Executive Officer and Chief Financial Officer, based on their evaluation within 90 days prior to the date of this report of our disclosure controls and procedures "as defined in Exchange Act Rule 13a-14c", have concluded that our disclosure controls and procedures are adequate and effective for purposes of Rule 13a-14c in timely alerting them of material information relating to us required to be included in our filings with the Commission under the Securities and Exchange Act of 1934, as amended.

     There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

ITEM 16   RESERVED

                                    PART III

ITEM 17   CONSOLIDATED FINANCIAL STATEMENTS

     Please see Item 18.

ITEM 18   CONSOLIDATED FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                        Page
                                                                                                        ----
Report of independent auditors......................................................................    73

Consolidated balance sheets as of December 31, 2002 and 2001........................................    75

Consolidated statements of operations for the years ended December 31, 2002, 2001 and 2000..........    76

Consolidated statements of changes in stockholders' equity for the years ended
December 31, 2002, 2001 and 2000....................................................................    77

Consolidated statements of cash flows for the years ended December 31, 2002, 2001 and 2000..........    78

Notes to consolidated financial statements..........................................................    80

PSi Technologies Holdings, Inc.
and Subsidiaries


Consolidated Financial Statements
December 31, 2002
(With Comparative Figures for December 31, 2001 and 2000)

and

Report of Independent Auditors

Report of Independent Auditors


The Stockholders and the Board of Directors
PSi Technologies Holdings, Inc.


We have audited the accompanying consolidated balance sheet of PSi Technologies Holdings, Inc. and Subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended, expressed in U.S. dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated balance sheet of PSi Technologies Holdings, Inc. and Subsidiaries for the year ended December 31, 2001 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations and whose report dated February 26, 2002 (except with respect to the matter discussed in Note 25, as to which the date is April 24, 2002), expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PSi Technologies Holdings, Inc. and Subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



SyCip Gorres Velayo & Co
A member practice of Ernst & Young Global

Makati City, Philippines

May 19, 2003

The following is a copy of the audit report previously issued by Arthur Andersen & Co. in connection with PSi Technologies Holdings, Inc. and Subsidiaries' filing of its annual report on Form 20-F for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen & Co. in connection with this filing of the Company's annual report on Form 20-F. The consolidated balance sheet as of December 31, 2000, and the consolidated statements of income, changes in stockholders' equity and cash flows for the year ended December 31, 1999 have not been included in the accompanying financial statements.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Stockholders and the Board of Directors
PSi Technologies Holdings, Inc.


We have audited the accompanying consolidated balance sheets of PSi Technologies Holdings, Inc. and Subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001, expressed in U.S. dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PSi Technologies Holdings, Inc. and Subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



Arthur Andersen & Co.

February 26, 2002, except with respect to the matter discussed in Note 25a., as to which the date is April 24, 2002
Hong Kong

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2002
(With Comparative Figures for 2001)

                                                                                      2002                2001
--------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets
Cash and cash equivalents (Note 20)                                           $  1,700,572        $  1,792,021
Accounts receivable - net (Notes 1, 3 and 24)                                   13,883,652          10,113,372
Advances to officers (Note 18)                                                      42,913             173,164
Inventories - net (Notes 4 and 5)                                                8,471,056           7,300,382
Input tax and other current assets - net (Notes 5, 15 and 24)                    2,476,996           2,282,080
--------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                   26,575,189          21,661,019
--------------------------------------------------------------------------------------------------------------
Noncurrent Assets
Investment and advances (Note 6)                                                   143,301             143,388
Property, plant and equipment - net (Notes 7, 8, 11 and 12)                     85,155,392          80,601,660
Other assets - net (Notes 8 and 15)                                              1,131,559           2,758,669
--------------------------------------------------------------------------------------------------------------
         Total Noncurrent Assets                                                86,430,252          83,503,717
--------------------------------------------------------------------------------------------------------------
                                                                              $113,005,441        $105,164,736
==============================================================================================================

--------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Loans payable (Notes 9 and 20)                                                $  6,500,000        $  4,200,000
Accounts payable and accrued expenses (Notes 10 and 16)                         26,366,862          16,058,379
Trust receipts payable (Notes 4 and 20)                                          3,668,734           1,080,215
Current portion of obligations under capital lease (Notes 7 and 11)                135,701             102,811
Current portion of long-term liability due to a customer
     (Notes 12 and 20)                                                           2,572,397             581,270
--------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                              39,243,694          22,022,675
--------------------------------------------------------------------------------------------------------------
Noncurrent Liabilities
Obligations under capital lease - net of current portion
     (Notes 7 and 11)                                                              115,935             163,524
Long-term liability due to a customer - net of current portion
     (Notes 12 and 20)                                                                   -           2,525,238
Commitments and contingent liabilities (Note 24)
--------------------------------------------------------------------------------------------------------------
         Total Noncurrent Liabilities                                              115,935           2,688,762
--------------------------------------------------------------------------------------------------------------
Minority Interest                                                                  168,653             216,458
--------------------------------------------------------------------------------------------------------------
Stockholders' Equity (Notes 1, 13, 14 and 23)
Capital stock - (Philippine Pesos) 1-2/3 par value
     Authorized - 37,058,100 shares
     Issued and outstanding - 13,289,525 shares                                    590,818             590,818
Additional paid-in capital                                                      68,084,772          67,887,441
Other comprehensive income                                                               -              38,931
Retained earnings                                                                4,801,569          11,719,651
--------------------------------------------------------------------------------------------------------------
         Total Stockholders' Equity                                             73,477,159          80,236,841
--------------------------------------------------------------------------------------------------------------
                                                                              $113,005,441        $105,164,736
==============================================================================================================

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(With Comparative Figures for 2001 and 2000)

                                                                       2002              2001              2000
---------------------------------------------------------------------------------------------------------------
REVENUE (Notes 1 and 21)                                       $ 70,537,046      $ 53,511,576       $73,671,218

COST OF SALES (Notes 16, 17 and 19)                              68,534,705        51,823,912        59,382,382
---------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                      2,002,341         1,687,664        14,288,836
---------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
General and administrative (Notes 7, 16, 17 and 19)               6,225,935         5,663,733         5,177,556
Sales and marketing                                               1,146,760           965,403           849,686
Research and development                                          1,253,242           691,394           947,731
---------------------------------------------------------------------------------------------------------------
         Total Operating Expenses                                 8,625,937         7,320,530         6,974,973
---------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS                                    (6,623,596)       (5,632,866)        7,313,863
---------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSES)
Interest and bank charges                                          (482,837)         (313,545)         (737,248)
Interest income                                                      82,319           414,226         1,418,120
Gain on disposal of fixed assets                                     38,741                 -                 -
Foreign exchange gains - net                                         29,253           796,570           738,563
Equity in net loss of an investee (Note 6)                              (87)             (425)           (3,355)
Early retirement costs (Note 16)                                          -          (679,884)                -
---------------------------------------------------------------------------------------------------------------
         Total Other Income (Expenses)                             (332,611)          216,942         1,416,080
---------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAX                                  (6,956,207)       (5,415,924)        8,729,943
---------------------------------------------------------------------------------------------------------------
PROVISION FOR (BENEFIT FROM)
     INCOME TAX (Note 15)
Current                                                                   -            27,238           693,797
Deferred                                                              9,680           (30,066)           54,339
---------------------------------------------------------------------------------------------------------------
         Total Provision for (Benefit from) Income Tax                9,680            (2,828)          748,136
---------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE MINORITY INTEREST                           (6,965,887)       (5,413,096)        7,981,807

MINORITY INTEREST                                                    47,805           (94,781)          119,777
---------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) (Notes 15 and 23)                             ($6,918,082)      ($5,507,877)      $ 8,101,584
===============================================================================================================
Weighted Average Number of Common Shares
     Outstanding (Note 23)                                       13,289,525        13,289,525        12,450,983
===============================================================================================================
Basic Earnings (Loss) Per Common Share (Note 23)                    ($0.52)            ($0.41)      $      0.65
===============================================================================================================
Diluted Earnings Per Common Share (Note 23)                         ($0.52)            ($0.41)      $      0.65
===============================================================================================================

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN
STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002
(With Comparative Figures for 2001 and 2000)

                                                                       2002              2001              2000
---------------------------------------------------------------------------------------------------------------
CAPITAL STOCK (Notes 1 and 13)
Common shares - Philippine peso 1-2/3 par value
Balance, beginning of year                                     $    590,818      $    590,818       $   426,788
Issuances                                                                 -                 -           164,030
---------------------------------------------------------------------------------------------------------------
Balance, end of year                                                590,818           590,818           590,818
---------------------------------------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL (Notes 1 and 17)

Balance, beginning of year                                       67,887,441        67,834,894        10,242,914
Stock compensation cost                                             197,331           239,953           179,965
Additional initial public  offering-related stock issuance
     costs                                                                -          (187,406)                -
Issuances                                                                 -                 -        57,412,015
---------------------------------------------------------------------------------------------------------------
Balance, end of year                                             68,084,772        67,887,441        67,834,894
---------------------------------------------------------------------------------------------------------------

OTHER COMPREHENSIVE INCOME (Note 16)

Balance, beginning of year                                           38,931                 -           (32,392)
Minimum pension liability adjustment                                (38,931)           38,931            32,392
---------------------------------------------------------------------------------------------------------------
Balance, end of year                                                      -            38,931                 -
---------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS (Note 14)

Balance, beginning of year                                       11,719,651        17,227,528         9,125,944
Net income (loss)                                                (6,918,082)       (5,507,877)        8,101,584
---------------------------------------------------------------------------------------------------------------
Balance, end of year                                              4,801,569        11,719,651        17,227,528
---------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                     $ 73,477,159      $ 80,236,841       $85,653,240
===============================================================================================================

COMPREHENSIVE INCOME (LOSS)

Net income (loss)                                               ($6,918,082)      ($5,507,877)      $ 8,101,584
Minimum pension liability adjustment                                (38,931)           38,931            32,392
---------------------------------------------------------------------------------------------------------------
Total Comprehensive Income (Loss)                               ($6,957,013)      ($5,468,946)      $ 8,133,976
===============================================================================================================

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002
(With Comparative Figures for 2001 and 2000)

                                                                       2002              2001              2000
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                               ($6,918,082)      ($5,507,877)     $  8,101,584
Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation                                                13,839,161        12,034,970         8,352,397
     Stock compensation cost                                        197,331           239,953           179,965
     Gain on disposal of property and equipment                     (38,741)                -                 -
     Provision for (benefit from):
         Deferred income tax                                          9,680           (30,066)           54,339
         Impairment loss                                            146,965                 -                 -
         Retirement expense                                         203,124                 -                 -
     Minority interest                                              (47,805)           94,781          (119,777)
     Equity in net loss of an investee                                   87               425             3,355
     Changes in operating assets and liabilities:
         Decrease (increase) in:
                  Accounts receivable                            (3,640,029)         (718,341)         (779,879)
                  Inventories                                    (1,170,674)        2,209,242        (3,232,118)
                  Input tax and other current assets               (242,407)          535,112          (905,496)
         Increase (decrease) in accounts payable
              and accrued expenses                                 (700,987)       (4,414,437)        6,637,755
---------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                         1,637,623         4,443,762        18,292,125
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property, plant and equipment                    (7,459,864)      (18,406,979)      (47,475,383)
Proceeds from sale of property and equipment                        214,595                 -                 -
Decrease (increase) in other assets                               1,264,035        (1,327,299)       (1,098,658)
Investment and advances                                                   -            24,242           (27,270)
---------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                            (5,981,234)      (19,710,036)      (48,601,311)
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
     Loans payable                                                5,476,653         4,200,000         3,878,650
     Issuance of capital stock                                            -                 -        57,576,045
     Long-term debt                                                       -                 -         3,000,000
Net proceeds (payments) of trust receipts                         2,588,519         1,080,215        (3,581,482)
Payments of:
     Loans payable                                               (3,176,653)                -       (10,906,145)
     Obligations under capital lease                               (102,246)          (26,843)                -
     Long-term liability due to a customer                         (534,111)                -                 -
     Stock issuance costs                                                 -          (187,406)                -
     Long-term debt                                                       -                 -        (7,892,038)
---------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                         4,252,162         5,065,966        42,075,030
---------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (91,449)      (10,200,308)       11,765,844
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    1,792,021        11,992,329           226,485
---------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       $  1,700,572      $  1,792,021      $ 11,992,329
===============================================================================================================

                                                                               Years Ended December 31
---------------------------------------------------------------------------------------------------------------
                                                                       2002              2001              2000
---------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION ON NONCASH FINANCING AND INVESTING
     ACTIVITIES
Property and equipment acquired on account under accounts
     payable                                                    $10,806,346        $4,912,116          $      -
Equipment acquired under capital lease arrangement                   87,547           293,178                 -
Machinery, equipment and accessories acquired under a
     long-term liability arrangement from a customer                      -         3,106,508                 -
===============================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
     Interest                                                   $   353,236        $  126,465          $502,245
     Income tax                                                           -            88,184           744,524
===============================================================================================================

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless Otherwise Indicated Reference to $ Refer to U. S. Dollars) (With Comparative Figures for 2001 and 2000)


1.   Corporate Information

     Nature of Business

     PSi Technologies Holdings, Inc. (PSi Holdings) is the holding company of the following companies: PSi Technologies, Inc. (PSi Technologies), PSi Technologies Laguna, Inc. (PSi Laguna) and Pacsem Technologies (Pacsem), all wholly-owned subsidiaries, and Pacsem Realty, Inc. (Pacsem Realty), collectively herein referred to as "the Company" or "the PSi Companies." Through PSi Technologies and PSi Laguna, PSi Holdings provides semiconductor assembly and test services primarily for power applications. It is also engaged in semiconductor packaging and test services for non-power applications, including plastics and hermetics. Approximately 89%, 83% and 84% and of its revenue in 2002, 2001 and 2000, respectively, relate to power packages.

     The PSi companies are interdependent companies involved in related businesses. PSi Holdings was incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission (SEC) on December 10, 1999 as part of a reorganization to facilitate its equity offering. On November 19, 1999, to organize PSi Holdings, the principal shareholders of PSi Technologies transferred to PSi Holdings all their PSi Technologies common and preferred shares (except for nominee director qualifying shares) in exchange for 15,440,876 PSi Holdings common shares. The proportionate ownership amongst shareholders remained identical. The creation of PSi Holdings and the issuance of shares to the existing shareholders of PSi Technologies are collectively referred to as the "Reorganization."

     The Reorganization described in the foregoing paragraph was accounted for at historical cost in a manner similar to a pooling of interests as it represents an exchange of equity interests between companies under common control. Accordingly, the accompanying consolidated financial statements reflect the Reorganization as if the Reorganization occurred at the beginning of calendar year 1999.

     The Reorganization entailed the following:

     [X] Exchange by the principal shareholders of PSi Technologies of all their existing common and preferred shares in PSi Technologies for original common shares of PSi Holdings pursuant to a deed of assignment (with the exception of nominee director qualifying shares) executed among the parties on November 19,1999 at a ratio of one PSi Holdings share for 25 diluted PSi Technologies shares held; and,

     [X] Recognition of the difference between the par value of PSi Holdings shares issued and the net assets of PSi Technologies at date of exchange as additional paid-in capital.

     On March 15, 2000, PSi Holdings offered to the public 4,025,000 American Depositary Shares (ADS) representing 4,025,000 common shares at $16 per ADS. The ADS have been approved for quotation on the Nasdaq National Market.

     PSi Holdings is 54% owned by Merrill Lynch Global Emerging Markets Partners, L. P. (a U. S. based entity).

     Significant Customers

     The Company's customers are located in the United States of America, Europe and Asia. The Company's top five customers collectively accounted for 76%, 56% and 50% of its revenue in 2002, 2001 and 2000, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future but the companies which constitute the Company's largest customers may change.

     Risks and Uncertainties

     The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results include, but are not limited to, dependence on the highly cyclical nature of the semiconductor industry, competitive pricing and declines in average selling prices, risks associated with reliance on a group of principal customers, timing and volume of orders relative to the Company's production capacity, availability of manufacturing capacity and fluctuations in manufacturing yields, availability of financing, competition, dependence on raw materials and equipment suppliers, exchange rate fluctuations, dependence on key personnel, difficulties of managing growth, and enforcement of intellectual property rights and environmental regulations.

2.   Summary of Significant Accounting Policies

     Accounting Principles

     The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) consistently applied for all years.

     Principles of Consolidation

     The consolidated financial statements include the accounts of PSi Holdings and its subsidiaries, where PSi Holdings owns, directly or indirectly, more than one-half of the outstanding voting shares, as follows:

     . PSi Technologies, a Philippine corporation engaged in the design, assembly and test of power semiconductor devices, and packaging and test services for non-power applications including plastics and hermetics;

     . PSi Laguna (wholly owned through PSi Technologies), a Philippine Economic Zone Area (PEZA)-registered enterprise, engaged in the manufacture, assembly and test of semiconductor devices;

     . Pacsem (wholly owned through PSi Technologies), a U. S. corporation engaged exclusively in marketing activities on behalf of PSi Technologies outside the Philippines; and,

     . Pacsem Realty [40% owned through PSi Technologies and 24% owned through PSi Technologies' investee, PSitech Realty, Inc.(PSitech Realty)], a Philippine corporation, organized to hold real estate properties.

     Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated.

     Foreign Currency Translations and Transactions

     The Company uses the U. S. dollar as its functional currency because all its revenues and substantially all of its costs are denominated in U. S. dollars. Accordingly, monetary assets and liabilities denominated in Philippine pesos and other foreign currencies have been remeasured into
     U. S. dollars using the exchange rates at balance sheet date. Nonmonetary items are remeasured at historical rates. Gains and losses from such remeasurement are credited or charged to current operations. Likewise, gains and losses from foreign currency transactions are credited or charged to current operations.

     Dividends are declared in Philippine pesos, the currency of the country in which the Company is incorporated. These are translated in the U.S. dollar financial statements at historical rates. The U.S. dollar proceeds of the peso dividends will be based on the prevailing Philippine peso-U.S. dollar exchange rate in effect at the time of payment.

     Cash and Cash Equivalents

     Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and are subject to an insignificant risk of change in value.

     Inventories

     Inventories are stated at the lower of cost (using moving average method) or market, after provision for obsolete items. Work in process includes all direct materials, direct labor, depreciation and other overhead costs relating to the assembly and testing process at the Company's premises.

     Property, Plant and Equipment and Equipment Under Capital Lease

     Property, plant and equipment and equipment under capital lease are carried at cost less accumulated depreciation and any impairment in value. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

         Machinery, equipment and accessories             4-8 years
         Leasehold improvements                           5 years or the term of the lease agreement,
                                                                   whichever is shorter
         Office furniture, fixtures and equipment         3-5 years
         Transportation equipment                         5 years

     The useful life and depreciation method are reviewed periodically to ensure that the period and method of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

     The initial cost of property, plant and equipment comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures which are not material in amount, incurred after the fixed assets have been put into operation, such as repairs and maintenance, are charged to current operations. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment.

     No depreciation is provided on property, plant and equipment under construction or awaiting qualification or technical completion.

     When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation and any impairment loss are removed from the accounts and any resulting gain or loss is credited or charged to current operations.

     Investment in Shares of Stock

     The Company carries its 40% ownership in shares of stock of PSitech Realty using the equity method. Under this method, the investment is increased or decreased by the Company's equity in net earnings or losses of the investee and reduced by any dividend received since the date of acquisition. Unrealized intercompany profits and losses are eliminated to the extent of the Company's proportionate share thereof.

     Income Tax

     The Company accounts for income tax in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which require the use of the liability method. The Company calculates its deferred income tax by comparing the U. S. GAAP book basis (excluding any effects of indexing for inflation) to the Philippine tax basis (excluding any effects of changes in exchange rates), applying the appropriate tax rate to any temporary difference and translating such deferred tax at the balance sheet exchange rate.

     The Company reports certain income and expense items for income tax purposes on a basis different from that reflected in the accompanying consolidated financial statements. The principal differences relate to: (i) provisions for inventory obsolescence and doubtful accounts; (ii) recognition of accrued pension costs; (iii) stock compensation costs, which are not deductible for income tax purposes until realized, written off and paid; and (iv) use of the amortization method for preoperating expenses for income tax reporting purposes while preoperating expenses are charged off in the US GAAP consolidated financial statements. The applicable tax effects of: (a) recognition of net operating loss carryforward (NOLCO) benefit and (b) carryforward benefit of minimum corporate income tax (MCIT) were also calculated and included among deferred tax asset items.

     A valuation allowance is provided if it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future.

     Earnings (Loss) Per Share

     Basic EPS is computed using the weighted average number of common shares outstanding during the year, adjusted for the equivalent number of common shares corresponding to the deposit for future share subscriptions which shares may be issued upon mere passage of time, and after giving retroactive effect to the reverse stock split. On a diluted basis, shares outstanding are adjusted to assume the exercise of dilutive stock options. Diluted earnings per share is not applicable in a net loss position.

     Revenue Recognition

     Revenues from assembly and test services are recognized upon shipment of packaged semiconductors to its customers. The Company does not take ownership of customer-supplied raw materials. Title and risk of loss remain with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. The U.S. Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition" provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company's revenue recognition policy is appropriate and in conformity with U.S. GAAP and SAB No. 101.

     Research and Development Costs

     Research and development expenses include costs directly attributable to the conduct of research and development programs primarily related to the development of new package designs. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation on and maintenance of research equipment, services provided by outside contractors, and the allocable portions of facility costs such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services. All costs associated with research and development are expensed as incurred.

     Software Development Costs

     External direct costs of materials and services, and payroll and payroll related costs of employees directly associated with the development of computer software incurred during the development stage of computer software for internal use (included under "Other Assets" account in the 2001 consolidated balance sheet) are capitalized in accordance with the Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Software development costs were reclassified under "Property, Plant and Equipment" account in the 2002 consolidated balance sheet when the computer software is ready for its intended use and amortized over 5 years from the time the computer software is ready for its intended use.

     Allowance for Doubtful Accounts

     The Company maintains an allowance for doubtful accounts at a level considered adequate to provide for potential uncollectibility of its receivables. Management, on the basis of factors that affect the collectibility of the accounts, evaluates the level of this allowance. A review of the age and status of receivables, designed to identify accounts to be provided with an allowance, is made by the Company on a continuing basis.

     Allowance for Unrecoverable Input Taxes

     The Company maintains an allowance for unrecoverable net input value added tax (VAT) claims at a level considered adequate to provide for potential uncollectibility of these claims in the form of tax credit certificates
     (TCCs) from the Philippine Bureau of Internal Revenue (PBIR) and Philippine Bureau of Customs (PBOC). Management, on the basis of factors that affect the collectiblity of the claims, evaluates the level of this allowance. A review of the status of the claims, designed to identify claims to be provided with allowance, is made by the Company on a continuing basis. When such claims are collected from the PBIR/PBOC, the net amount received is recorded as TCCs and the unrecovered portion is recorded as reduction of the related allowance.

     Pension Plan

     The Company has a trusteed, noncontributory defined benefit pension plan covering substantially all of its regular employees. The annual expense is determined in accordance with the provisions of SFAS 87, "Employers' Accounting for Pension" and is charged to current operations. Any additional pension liability adjustment not yet recognized as net periodic pension cost is reported as other comprehensive income in the statement of changes in stockholders' equity.

     Impairment of Long-lived Assets and Long-lived Assets to be Disposed of

     The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment loss to be recognized, if any, is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell and depreciation ceases.

     Operating Leases

     Rental payments under operating leases are charged to income on a straight-line basis over the periods of the respective leases.

     Capital Lease

     Lease obligations which meet the following criteria: (a) provisions for bargain purchase option, (b) transfer of ownership at the end of the lease terms, (c) lease term is equal to 75% or more of the estimated economic life of the leased property, and (d) present value at the beginning of the lease term of the minimum lease payments approximate the fair market value of the property, are capitalized. The capitalized assets is recognized at the lower of the fair value of the leased asset or the present value of the minimum lease payments at the inception of the lease, under "Property and Equipment" account and the related obligations recognized as liabilities, under "Obligations under capital lease" account in the consolidated balance sheets.

     Shipping and Handling Costs

     Costs incurred in preparing the finished products for shipments and to physically move the finished products from the Company's place of business to the customer's designated location are included in the selling and marketing expenses, presented under "Operating Expenses" in the consolidated statement of operations.

     Employee Stock Option

     The Company uses the intrinsic value method to account for employee stock option. Under the intrinsic value method, compensation cost is measured for the difference between the price an employee is required to pay to purchase equity securities of the Company and the fair value or market price of the equity securities acquired at measurement date.

     Had compensation cost for the Company's stock option (SO) plan been determined based on the fair value at the grant dates consistent with the method of SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below.

                                                                   2002              2001             2000
         ---------------------------------------------------------------------------------------------------
         Net income (loss) as reported                      ($6,918,082)      ($5,507,877)      $8,101,584
         Add total stock-based employee compensation
              expense determined using APB Opinion
              No. 25, net of related tax effects                197,331           239,953          179,965
         Less total stock-based employee compensation
              expense determined under fair value
              based method for all awards, net of
              related tax effects                             1,188,580         1,442,471        1,204,422
         ---------------------------------------------------------------------------------------------------
         Pro forma net income (loss)                        ($7,909,331)      ($6,710,395)      $7,077,127
         ===================================================================================================

         Earnings (loss) per share
              Basic - as reported                                ($0.52)           ($0.41)           $0.65
              Basic - proforma                                    (0.60)            (0.50)            0.57
              Diluted - as reported                               (0.52)            (0.41)            0.65
              Diluted - proforma                                  (0.60)            (0.50)            0.57
         ===================================================================================================

     Issuance Expenses

     Direct costs incurred relative to the Company's initial public offering
     (IPO) of ADS (representing common shares) were charged against the corresponding additional paid-in capital arising therefrom. The difference between the reported estimated amount pertaining to legal fees in 2000 and the actual legal fees related to the IPO paid in 2001 was charged against the corresponding additional paid-in capital in 2001.

     Recently Issued Accounting Standards

     In 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The initial recognition and measurement provisions of FIN No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. This interpretation modifies existing disclosure requirements for most guarantees and requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee. Adoption of FIN 45 is expected not to have a material impact on the Company.

     In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." The primary objective of FIN No. 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities. FIN No. 46 requires variable interest entities to be consolidated by the primary beneficiary of the variable interest entities and expands disclosure requirements for both variable interest entities that are consolidated as well as those within which an enterprise holds a significant variable interest. FIN No. 46 is effective immediately for all variable interest entities created after January 31, 2003, and is effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for all variable interest entities created prior to February 1, 2003. The Company is currently in the process of evaluating any effect the adoption of FIN 46 will have on the consolidated results of operations, financial position and cash flows.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement," FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS No. 145 amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions in paragraphs 8 and 9(c) of SFAS No. 145 related to Statement 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002. Adoption of SFAS No. 145 is expected not to have a material impact on the Company.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred rather than when a company commits to such an activity. This standard is required to be adopted beginning January 1, 2003. Adoption of SFAS No. 146 is expected not to have a material impact on the Company.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. Statement 149 amends Statement 133 as a result of decisions previously made as part of the Derivatives Implementation Group process, changes made in connection with other Board projects dealing with financial instruments, and deliberations in connection with issues raised in relation to the application of the definition of a derivative. Statement 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003. However, the provisions of Statement 149 that merely represent the codification of previous Derivatives Implementation Group decisions, are already effective and should continue to be applied in accordance with their prior respective effective dates. Adoption of SFAS No. 149 is expected not to have a material impact on the Company.

     In May 2003, the FASB issued SFAS Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. Adoption of SFAS No. 150 is expected not to have a material impact on the Company.

     Use of Estimates in the Preparation of Consolidated Financial Statements

     The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates with regard to these consolidated financial statements relate to allowance for doubtful accounts, valuation allowance for deferred tax assets, assumptions used in pension, contingencies, depreciation and other accruals. Actual results could differ from those estimates.

3.   Accounts Receivable

     Accounts receivable consist of:

                                                                2002          2001
         ---------------------------------------------------------------------------
         Trade                                           $13,683,085   $ 9,630,270
         Others                                              420,894       704,177
         ---------------------------------------------------------------------------
                                                          14,103,979    10,334,447
         Less allowance for doubtful accounts                220,327       221,075
         ---------------------------------------------------------------------------
                                                         $13,883,652   $10,113,372
         ===========================================================================

     As of December 31, 2002, collections from trade receivables with carrying amount of $6.6 million are to be remitted directly into an escrow bank account (See Notes 5 and 9).

4.   Inventories

     Inventories consist of work in process, raw materials and purchased components used in the semiconductor packaging process, as follows:

                                                                        2002            2001
         -------------------------------------------------------------------------------------
         Work in process                                          $1,652,902      $1,475,598
         Materials and supplies net of allowance for
             inventory obsolescence of $467,564 in 2002
             and 2001                                              6,818,154       5,824,784
         -------------------------------------------------------------------------------------
                                                                  $8,471,056      $7,300,382
         =====================================================================================

     Included in the inventories are raw materials and supplies purchased under trust receipt arrangements totaling $3.37 million in 2002 and $1.08 million in 2001. The Company used funds supplied by its banks to acquire certain inventories. The Company held these inventories in a "trust arrangement" with the banks, evidenced by trust receipts. The Company is accountable to the banks for the items entrusted or the proceeds generated from any sale of such inventories until such time as amounts supplied by the banks had been repaid. The corresponding trust receipts payable to the banks is reported under current liabilities of the consolidated balance sheets and bear weighted average interest rate of 3.70% in 2002 and 5.66% in 2001.

5.   Input Tax and Other Current Assets

     Input tax and other current assets consist of:

                                                                         2002           2001
         -------------------------------------------------------------------------------------
         Input tax - net of allowance for unrecoverable input
              tax of $108,000 in 2002                              $1,043,847     $  357,186
         Tax credit certificates                                      468,042      1,267,651
         Deposits                                                     268,737        259,687
         Deferred tax assets (see Note 15)                            167,965        215,455
         Cash held in escrow bank account
              (see Notes 3 and 9)                                     209,764              -
         Prepayments and others                                       318,641        182,101
         -------------------------------------------------------------------------------------
                                                                   $2,476,996     $2,282,080
         =====================================================================================

     Input tax represents the balance of unapplied value added input tax paid on purchases.

     TCCs were issued by the PBIR, which may be used for payment of all internal revenue taxes except withholding taxes.

     Deposits include advance payments to suppliers for acquisition of raw materials.

6.   Investment and Advances

     The details of investment and advances follow:

                                                                      2002          2001
         ---------------------------------------------------------------------------------
         Investment in shares of stock of PSitech Realty
              Acquisition cost                                    $146,933      $146,933
         ---------------------------------------------------------------------------------
              Accumulated equity in net loss:
                  Balance at beginning of year                      (7,987)       (7,562)
                  Equity in net loss of an investee                    (87)         (425)
         ---------------------------------------------------------------------------------
                  Balance at end of year                            (8,074)       (7,987)
         ---------------------------------------------------------------------------------
                                                                   138,859       138,946
         Advances                                                    4,442         4,442
         ---------------------------------------------------------------------------------
                                                                  $143,301      $143,388
         =================================================================================

7.   Property, Plant and Equipment

     Property, plant and equipment consist of:

                                                                      2002                 2001
         ---------------------------------------------------------------------------------------
         Land                                                 $  3,146,370         $  3,146,370
         Machinery, equipment and accessories                  122,255,617          105,086,636
         Leasehold improvements                                  5,011,735            4,137,983
         Office furniture, fixtures and equipment                4,255,564            3,776,623
         Transportation equipment                                  762,930              592,443
         ---------------------------------------------------------------------------------------
                                                               135,432,216          116,740,055
         Less accumulated depreciation                          53,586,243           39,791,725
         ---------------------------------------------------------------------------------------
                                                                81,845,973           76,948,330
         Construction in progress - net of provision for
              impairment loss of $146,965 in 2002                3,309,419            3,653,330
         ---------------------------------------------------------------------------------------
                                                              $ 85,155,392         $ 80,601,660
         =======================================================================================

     Office furniture, fixtures and equipment include computer equipment acquired in 2002 and 2001 under capital lease arrangements (see Note 11). The related depreciation of the leased equipment, amounting to $106,206 in 2002 and $24,432 in 2001, was computed on the basis of the Company's depreciation policy for owned assets.

     Office furniture, fixtures and equipment in 2002 include software costs with carrying amount of $590,288 as of December 31, 2002.

     The total depreciation of property, plant and equipment amounted to $13,839,161, $12,034,970 and $8,352,397 in 2002, 2001 and 2000,
     respectively.

     The impairment loss of $146,965 in 2002 represents the write-down of Pacsem Realty's construction in progress to zero. Such construction has been discontinued as a result of the downturn in the worldwide electronics industry. As of May 19, 2003, there has been no plan to resume the construction until additional assembly and test facilities are required. Provision for impairment loss is included as part of general and administrative expenses in the 2002 consolidated statement of operations.

     Certain of the Company's non-power customers provide equipment on a consignment basis. The value of the consigned equipment is not reflected among the Company's property, plant and equipment. Risk of loss and insurance for such assets are borne by the customers.

     Property, plant and equipment in 2001 include certain pieces of equipment which were received in 2001 but which would have to go through a process of qualification before such equipment could be put to service or made operational. Qualification is a process of ensuring that the equipment will operate on demand, under specified service conditions, to meet system performance requirement. The carrying amount of these assets is $3.7 million as of December 31, 2001. Subsequently, in February 2002, the qualification of substantially all of these assets was completed and the assets were put to service and depreciated accordingly.

8.   Other Assets

     Other assets consist of:

                                                        2002            2001
         -----------------------------------------------------------------------
         Deposits                                    $  950,224       $2,208,758
         Deferred tax assets (see Note 15)              168,515          130,705
         Software development costs                           -          361,955
         Others                                          12,820           57,251
         -----------------------------------------------------------------------
                                                     $1,131,559       $2,758,669
         =======================================================================

     Deposits include advance payments to suppliers for acquisition of certain property and equipment amounting to $506,128 in 2002 and $1,277,357 in 2001.

9.   Loans Payable

     In 2002, loans payable represent unsecured, U. S. dollar denominated loans obtained from Philippine banks amounting to $1.5 million and a $5 million
     U. S. dollar-denominated Credit Facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria). In 2001, loans payable represent unsecured, U. S. dollar denominated loans obtained from Philippine banks amounting to $4.2 million. The weighted average interest rates for 2002 and 2001 were 4.21% and 3.99%, respectively.

     Under the terms of the Credit Facility Agreement, the Company is required to maintain an escrow bank account and ensure that certain trade receivables are capable of being assigned by the Company to RZB-Austria and that collections of such trade receivables are remitted directly to the escrow bank account (see Notes 3 and 5). The Credit Facility Agreement contains provisions with respect to maintenance of certain financial ratios as defined in the Credit Facility Agreement, restrictions on payment of dividends, and assignment of certain sales contracts or receivable, among others. As of December 31, 2002, the Company is in compliance with the provisions of the Credit Facility Agreement, except with respect to debt service coverage ratio requirement on both PSi Technologies' consolidated and parent company financial statements prepared in conformity with U.S. GAAP.

     The Company has obtained a one-time waiver of the debt service coverage ratio covenant from RZB-Austria as of December 31, 2002.

10.  Accounts Payable and Accrued Expenses

     Accounts payable and accrued expenses consist of:

                                                   2002             2001
         ------------------------------------------------------------------
         Trade                                 $23,518,750      $13,169,533
         Accrued expenses:
            Employee salaries and benefits       1,199,581        1,390,752
            Taxes                                  289,342          327,305
            Utilities                              385,311          203,300
            Others                                 973,878          967,489
         ------------------------------------------------------------------
                                               $26,366,862      $16,058,379
         ==================================================================

     Trade payables include liabilities to equipment suppliers amounting to $10,806,346 in 2002 and $4,912,116 in 2001.

11.  Obligations Under Capital Lease

     In 2002 and 2001, the Company acquired computer equipment under capital lease arrangements. These are included in the balance of office furniture, fixtures and equipment under "Property, Plant and Equipment" account in the consolidated balance sheets. The details are as follows:

                                                  2002              2001
         ------------------------------------------------------------------
         Office equipment under capital lease  $380,725           $293,178
         Less accumulated depreciation          130,638             24,432
         ------------------------------------------------------------------
         Net book value                        $250,087           $268,746
         ==================================================================

     The future minimum payments under the lease as of December 31, 2002 are as follows:

         Years ending December 31                                  Amount
         ------------------------------------------------------------------
         2003                                                      $149,671
         2004                                                       112,333
         2005                                                        22,227
         ------------------------------------------------------------------
         Total minimum lease obligation                            $284,231
         Less amount representing interest                           32,595
         ------------------------------------------------------------------
         Present value of minimum lease payments                    251,636
         Less current portion                                       135,701
         ------------------------------------------------------------------
         Long-term portion                                         $115,935
         ==================================================================

12.  Long-term Liability Due to a Customer

     On December 11, 2001, the Company entered into an Equipment Purchase Agreement (Agreement) with one of its customers (the Customer). Under the Agreement, the Company purchased from the Customer certain equipment (Equipment) for a total contract price of

     $3.5 million, with estimated fair value of $3.1 million using a 5.054% imputed interest. A downpayment of $350,000 was made upon delivery of the Equipment in 2001 and a series of installment amounts is payable over 24 months beginning January 1, 2002 based on the pre-agreed production volume from such Equipment. Any remaining liability after the said installments should be fully settled on December 14, 2003.

     Also, under the terms of the Agreement, upon completion of purchase and installation of the Equipment, the Customer shall designate the Company as its key supplier for a power package (the Package). As a key supplier, the Company shall receive preferential treatment for the loading of the Package production demands. The liability of the Customer and the Company under the agreement is limited to the delivery, installation and payment of the acquisition cost of the equipment.

13.  Capital Stock

     On February 4, 2000, the PSi Holdings' Board of Directors and stockholders approved a resolution effecting a reverse stock split of 3 shares for every 5 shares held. The reverse share split was approved by the Philippine SEC on February 14, 2000.

14.  Retained Earnings

     The carryover of the retained earnings from PSi Technologies is consistent with the accounting of the Company's Reorganization at historical cost in a manner similar to a pooling of interests. This account represents inherited retained earnings from PSi Technologies.

     The retained earnings determined for Philippine statutory reporting purposes, expressed in Philippine pesos, shall be the basis of any dividend declaration. As of December 31, 1999, the amount of the inherited retained earnings was PhP385.7 million (converted to U.S. dollars as of December 31, 2002 rate as $7,244,211). However, with special approval by the Philippine SEC, the inherited retained earnings was carried forward to the holding company and will be available for distribution as dividends once declared as such by PSi Technologies.

     The retained earnings balance as of December 31, 2002 and 2001 of PSi Holdings included accumulated equity in net earnings of subsidiaries and PSitech Realty of PhP148.4 million and PhP310.0 million, respectively, computed at the Philippine GAAP parent company financial statements level of PSi Holdings. The accumulated equity in net earnings of subsidiaries and PSitech Realty is not available for dividend declaration until declared as dividends by PSi Technologies to PSi Holdings.

     As of December 31, 2002, the Company has not declared dividends since its incorporation.

15.  Income Tax

     The components of the Company's deferred tax assets, which are all Philippine income tax components, are as follows:

                                                            2002          2001
         -----------------------------------------------------------------------
         Deferred tax assets - current:
              Allowance for:
                  Inventory obsolescence                  $ 97,460      $ 97,460
                  Doubtful accounts                         70,505        70,740
              Accrual for expenses                               -        47,255
         -----------------------------------------------------------------------
                                                          $167,965      $215,455
         =======================================================================

         Deferred tax assets - noncurrent:
              NOLCO                                     $1,564,039      $603,839
              Stock compensation                           211,159       134,374
              Accrual for retirement benefits              168,515        92,256
              Provision for impairment loss                 47,029             -
              MCIT                                          27,238        27,238
              Preoperating expenses                          9,521        11,211
         -----------------------------------------------------------------------
                                                         2,027,501       868,918
              Less valuation allowance                   1,858,986       738,213
         -----------------------------------------------------------------------
                                                        $  168,515      $130,705
         =======================================================================

     Deferred tax assets - current and deferred tax assets - noncurrent are included in the "Input tax and other current assets - net" and "Other assets - net" accounts, respectively, in the consolidated balance sheets.

     The net increase in the valuation allowance amounted to $1,120,773 in 2002 and $680,624 in 2001.

     MCIT can be deducted against regular income tax due and NOLCO can be claimed as deduction from regular taxable income as follows:

         Year Incurred             Expiry Date              NOLCO         MCIT
         -----------------------------------------------------------------------
         December 31, 2002         December 31, 2005     $3,000,625      $     -
         December 31, 2001         December 31, 2004      1,886,998       27,238
         -----------------------------------------------------------------------
                                                         $4,887,623      $27,238
         =======================================================================

     All of the Company's revenues are generated from Philippine operations.

     The reconciliation between the Company's Philippine statutory income tax rate and effective income tax rates is as follows:

                                                               2002     2001    2000
         ---------------------------------------------------------------------------
         Statutory income tax rate                            (32%)    (32%)     32%
         Income tax effects of:
              Tax holiday incentive on registered
              activities                                      (13)     (11)     (24)
              Losses of registered activities subject to
                  income tax holiday                           14       16        -
              Foreign exchange adjustments                     15       17        7
              Interest income subjected to final
                  withholding tax                               -       (1)      (7)
              Adjustment due to change in applicable
                  income tax rates and others                   -        -        1
         Valuation allowance                                   16       11        -
         ---------------------------------------------------------------------------
         Effective income tax rates                             0%       0%       9%
         ===========================================================================

     Foreign exchange adjustments represent nondeductible tax item for Philippine tax reporting purposes which is a permanent difference in the U.S. GAAP book basis.

     PSi Technologies has registrations with the Philippine Board of Investments
     (BOI). Such registrations entitle the registered activities of PSi Technologies to tax and nontax incentives such as income tax holiday (ITH), NOLCO, additional deduction for incremental labor expense, and exemption from taxes and duties on imported supplies and spare parts. Under such registrations, PSi Technologies is also subject to certain conditions imposed by the BOI, principally relating to exportation of certain percentage of its production output.

     Except for sales of voltage regulators and testing of certain semiconductor devices which are still subject to ITH incentive, income derived from sales of products moved from the Taguig Plant is subject to the regular Philippine corporate income tax rate of 32%. As of December 31, 2002, PSi Technologies has registrations with the BOI as (1) new export producer of voltage regulator on a preferred non-pioneer status, and (2) service exporter in the field of testing semiconductor devices on a non-pioneer status. Under the terms of these registrations, PSi Technologies is entitled to ITH for a period of four years until June 2003 as new export producer of voltage regulator and until August 2003 as service exporter in the field of testing semiconductor devices.

     Had PSi Technologies not been entitled to ITH incentive, the reported net losses for the years ended December 31, 2002 and 2001 would have been higher by $920,626 ($0.07 per share) in 2002 and $602,274 ($0.05 per share)
     in 2001 and the reported net income for the year ended December 31, 2000 would have been lower by $2,159,788 ($0.17 per share).

     PSi Laguna is registered with the PEZA as a nonpioneer Economic Zone (ECOZONE) Export Enterprise for the manufacture, assembly and test of semiconductor devices (smart alphanumeric, rectifier devices and small signal transistor). The registrations of PSi Laguna as a special ECOZONE Export Enterprise entitle it to, among others, certain rights, privileges and incentives granted by the Omnibus Investments Code of 1987 and Republic Act (RA) No. 7916.

     Under the terms of the PEZA registrations, PSi Laguna is entitled to ITH as follows:

         Power Devices                             ITH Period
         -----------------------------------------------------------------------
         Smart alphanumeric                        December 1999 - November 2003
         Rectifier devices                         July 2000 - July 2004
         Small signal transistor                   December 2000 - November 2004

     After the ITH period, PSi Laguna is subject to a final tax, in lieu of all taxes. The final tax is computed at 5% on gross income less allowable deductions as defined in RA No. 8748 and shall be paid and remitted in accordance with the amendments contained therein, as follows:

     a.  Three percent to the National Government; and

     b. Two percent which shall be directly remitted to the treasurer's office of the municipality or city where the enterprise is located.

     No ITH incentive was availed of by PSi Laguna in 2002 and 2001 as PSi Laguna was in tax loss positions during those years.

16.  Retirement Benefit Plan

     The Company has a defined retirement benefit plan that covers all of its officers and full-time employees. Retirement costs are charged to operations and are based on amounts computed by an independent actuary.

     The components of net periodic pension cost for the defined benefit plan are as follows:

                                                  2002        2001        2000
         -----------------------------------------------------------------------
         Service cost of current period         $138,887   $133,175    $ 96,459
         Interest cost on projected benefit
              obligation                          69,835     61,849      52,206
         Actuarial adjustments                   (12,595)       238           -
         Actual return on plan assets             (8,388)   (10,886)    (13,948)
         Net amortization and deferrals           15,385     14,935       5,451
         -----------------------------------------------------------------------
              Total pension expense             $203,124   $199,311    $140,168
         =======================================================================

     The following table sets forth the funded status and the amounts recognized in the consolidated balance sheets for the defined benefit retirement plan:

                                                                  2002        2001
         ----------------------------------------------------------------------------
         Change in benefit obligation
              Benefit obligation, beginning of year           $  709,154    $272,719
              Service cost                                       138,887     135,141
              Interest cost                                       69,835      62,763
              Amortization cost                                        -     (28,780)
              Actuarial adjustment                               514,507     373,669
              Effect of curtailment and settlement                     -     (83,370)
              Translation adjustment                             (43,173)    (22,988)
         ----------------------------------------------------------------------------
              Benefit obligation, end of year                 $1,389,210    $709,154
         ============================================================================

         Change in plan assets
              Fair value of plan assets, beginning of year    $  131,639    $102,863
              Actual return on plan assets                         8,388      11,047
              Employer contribution                                5,813      21,595
              Translation adjustment                              (4,305)     (3,866)
         ----------------------------------------------------------------------------
              Fair value of plan assets, end of year          $  141,535    $131,639
         ============================================================================

         Funded status                                       ($1,247,675)  ($577,515)
         Unamortized transition obligation                       342,932     368,673
         Unrecognized net actuarial loss (gain)                  467,632     (51,288)
         ----------------------------------------------------------------------------
         Accrued benefit cost                                  ($437,111)  ($260,130)
         ============================================================================

     The discount rate, expected return on plan assets and rate of compensation increase are assumed to be 6%, 6% and 5% in 2002 and 10%, 10% and 6% in 2001, respectively.

     In 2001, the Company offered a voluntary early retirement program to selected employees. A total of 225 employees availed of the program and the total employee benefits accrued and paid amounted to $679,884.

     Accrued benefit cost of $437,111 in 2002 and $260,130 in 2001 is included in "Accounts payable and accrued expenses" account in the consolidated balance sheets.

17.  SO Plan

     On February 22, 2000, the Company's stockholders approved the SO Plan. Under the SO Plan, the total number of shares that may be distributed shall not exceed 741,162 common shares, and participation shall be limited to certain directors, officers and employees. On the same date, 627,100 options were granted at a weighted average exercise price of $13.30 per share. Another 10,000 shares with the same terms as the initial award was granted on June 16, 2000 to include another officer. On a calendar year basis, these options vest over 5 to 7 years and will expire 3 years from the vesting date.

     The SO Plan shall be administered by a committee (the "Committee") who shall establish the exercise price at the time any SO is granted at such amount as the Committee shall determine, except that such exercise price shall not be less than 90% of the fair market value which is defined as the latest available price of the underlying shares of common stock on the day such SO is granted.

     The vesting period shall in no event be beyond 10 years from the date of grant of such SO. Each SO granted shall be exercisable within 3 years from the time the right to such SO becomes vested, unless the necessary approval for such extension is first secured from the Philippine SEC.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. For each of the years ended December 31, 2002, 2001 and 2000, total stock compensation expense amounted to $197,331, $239,953 and $179,965, respectively. A summary of the status of the Company's SO Plan as of December 31, 2002, 2001 and 2000, and changes during the years then ended are presented below:

                                               2002                   2001                   2000
     ------------------------------------------------------------------------------------------------------
                                                    Weighted                Weighted               Weighted
                                                     Average                 Average                Average
                                         Number     Exercise   Number       Exercise    Number     Exercise
                                        of Shares     Price   of Shares       Price    of Shares     Price
     ------------------------------------------------------------------------------------------------------
     Outstanding at beginning of year    635,850     $13.30     637,100      $13.30           -         -
     Granted                                   -                      -                 637,100    $13.30
     Exercised                                 -                      -                       -
     Forfeited                           (39,500)     13.30      (1,250)      13.30           -
     Outstanding at end of year          596,350      13.30     635,850       13.30     637,100     13.30
     Options exercisable at year-end           -                      -                       -

     The weighted average remaining contractual life of options as of December 31, 2002 and 2001 is 5.2 years and 6.2 years, respectively.

     The Company uses the Black-Scholes option pricing model to calculate the value of the options at date of grant.

18.  Related Party Transactions

     On September 10, 1999, PSi Technologies and Pacsem Realty entered into a loan agreement, whereby PSi Technologies extended Philippine peso advances to Pacsem Realty of PhP50.8 million ($1.26 million at the December 31, 1999 exchange rate of PhP40.298 to $1). The proceeds of the loan were used by Pacsem Realty to acquire a parcel of land from Philippine Township, Inc. (Philtown). The term of the loan is 10 years from the date of the initial availment and is subject to 15% interest per annum. Under the terms of the loan agreement, beginning on the 61st month after the date of the initial availment, PSi Technologies may, at its option and only to the extent permitted under Philippine law, elect to convert the principal amount of the loan to shares of stock of Pacsem Realty at the ratio of one common share with a par value of PhP5 for every PhP5 worth of unpaid principal.

     Advances to officers represent outstanding market rate loans to certain officers granted in December 1998 and November 2000.

19.  Operating Lease Commitments

     The Company is a lessee to certain office spaces until 2004, land until 2008 and warehouse until 2015. The leases are renewable at the end of the lease terms under such terms and conditions the parties may mutually agree upon. The following is a schedule of future annual minimum rental payments (converted at PhP53.254 to $1, the exchange rate as of December 31, 2002) under the foregoing as of December 31, 2002:

             Years Ending December 31                            Amount
             ------------------------------------------------------------
             2003                                              $  516,258
             2004                                                 508,161
             2005                                                 342,896
             2006                                                 389,589
             2007                                                 539,788
             2008 and thereafter                                  337,847
             ------------------------------------------------------------
                                                               $2,634,539
             ============================================================

     Rent expense amounted to $681,804, $648,041 and $424,398, for the years ended December 31, 2002, 2001 and 2000, respectively.

20.  Fair Value of Financial Instruments

     The estimated fair value of financial instruments had been determined by the Company using available market information and standard discounting methodologies. However, considerable judgment was required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.

     The methods and assumptions used to estimate the fair value of significant classes of financial instruments are as follows:

     Cash and cash equivalents. The carrying amount approximates fair value because of the short maturity of the instruments.

     Short-term borrowings (loans payable and trust receipts payable). Short-term borrowings bear interest at variable rates that reflect currently available terms and conditions for similar borrowings. The carrying amount of this debt is a reasonable estimate of the fair value.

     Long-term liability to a customer. Long-term liability to a customer bears imputed interest at rates that reflect currently available terms and conditions for similar debt. The carrying amount of this debt is a reasonable estimate of the fair value.

21.  Reporting Segment

     SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available and is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

     The Company is primarily engaged in one industry segment, semiconductor assembly and test services. Revenues summarized by geographic region (by customer domicile), are as follows:

                                          2002             2001         2000
         --------------------------------------------------------------------
         United States                   48.20%           53.44%        46.86%
         Europe                          39.50%           27.11%        29.90%
         Asia                            12.31%           19.45%        23.24%

     The Company's top five customers, as a percentage of its total revenues, are as follows:

                                                               Percentage to
                                                               Total Revenue
         -------------------------------------------------------------------
         2002
            Infineon Technologies, Inc.                                 21.9
            Semiconductor Components Industries, Ltd.                   19.9
            Texas Instruments, Inc.                                     18.5
            Philips Components Philippines, Inc.                         9.0
            Fairchild Semiconductor                                      7.0
         -------------------------------------------------------------------
         2001
            Semiconductor Components Industries, Ltd.                   17.0
            Infineon Technologies, Inc.                                 10.8
            Philips Components Philippines, Inc.                        10.8
            Fairchild Semiconductor                                     10.0
            Power Integrations                                           7.3
         -------------------------------------------------------------------
         2000
            Philips Components Philippines, Inc.                        12.2
            Semiconductor Components Industries, Ltd.                   11.6
            Fairchild Semiconductor                                     10.4
            Texas Instruments, Inc.                                      8.4
            International Rectifier Sea Pte. Ltd.                        7.5

     As a result of such concentration of the customer base, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to, any of these customers could materially and adversely affect the Company's results of operations and financial position.

22.  Denomination of Monetary Assets and Liabilities

     The Company's monetary assets and liabilities and their U. S. dollar equivalents follow:

                                                    In Philippine Pesos (PhP)
                                                            (Translated into
                                                                U.S. Dollars
     2002                           In U.S. Dollars     at  PhP 53.254 to $1)         Total
     --------------------------------------------------------------------------------------
     Assets                             $15,086,101               $2,720,267   $17,806,368
     Liabilities                         35,962,131                2,893,415    38,855,546
     --------------------------------------------------------------------------------------
     Net Assets (Liabilities)          ($20,876,030)               ($173,148) ($21,049,178)
     ======================================================================================

                                                    In Philippine Pesos (PhP)
                                                            (Translated into
                                                                U.S. Dollars
     2001                           In U.S. Dollars     at  PhP 51.690 to $1)         Total
     --------------------------------------------------------------------------------------
     Assets                             $ 8,858,938                $4,487,270   $13,346,208
     Liabilities                         20,822,895                 3,888,542    24,711,437
     --------------------------------------------------------------------------------------
     Net Assets (Liabilities)          ($11,963,957)               $  598,728  ($11,365,229)
     ======================================================================================

23.  Computation of Earnings (Loss) Per Share

                                                       2002          2001          2000
     --------------------------------------------------------------------------------------
     a. Net income (loss)                          ($6,918,082)  ($5,507,877)   $8,101,584
     ======================================================================================
        Common shares at beginning of year          13,289,525    13,289,525    14,440,876
        Weighted number of common shares issued
            during the year                                  -             -     3,186,458
     --------------------------------------------------------------------------------------
     b. Adjusted weighted average number of
            common shares issued and outstanding
            during the year                         13,289,525    13,289,525    17,627,334
     c. Effect of reverse stock split of 3 shares
            for every 5 shares held (see Note 13)            -             -    (5,176,351)
     --------------------------------------------------------------------------------------
     d. Adjusted weighted average number of
            common shares issued and outstanding
            for the year                            13,289,525    13,289,525    12,450,983
     e. Effect of dilutive stock option                      -             -        64,583
     --------------------------------------------------------------------------------------
     f. Adjusted weighted average number of common
            shares issued and outstanding
            plus assumed exercise of stock option   13,289,525    13,289,525    12,515,566
     ======================================================================================
     Basic earnings (loss) per share (a/d)              ($0.52)       ($0.41)        $0.65
     ======================================================================================
     Diluted earnings per share (a/f)                   ($0.52)       ($0.41)        $0.65
     ======================================================================================

24.  Contingencies and Other Matters

     a. In September 2001, two substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming as defendants, in the aggregate, PSi Technologies Holdings, Inc., certain of its current or former officers and directors, and certain underwriters of its IPO. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and all such actions have been included in a single coordinated proceeding. A consolidated amended complaint was filed on April 24, 2002. The amended complaint alleges, among other things, that the underwriters of the Company's IPO violated the securities laws by failing to disclose certain alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in the offering's registration statement and by engaging in manipulative practices to artificially inflate the price of the Company's stock in the after-market subsequent to the IPO. The Company, together with certain of its officers and directors, and underwriters of the IPO are named in the amended complaint pursuant to Section 11 of the Securities Act of 1933, and Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 on the basis of an alleged failure to disclose the underwriters' alleged compensation arrangements and manipulative practices. The complaint seeks unspecified damages. On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO Allocation Litigations, including the action involving the Company. On July 15, 2002, the Company, along with other non-underwriter defendants in the coordinated cases, also moved to dismiss the litigation. Those motions were fully briefed on September 13, 2002 and September 27, 2002, respectively, and argument on the motions was heard on November 1, 2002. On February 19, 2003, the Court ruled on the motions. The Court granted the Company's motion to dismiss the claims against it under Rule 10b-5, due to the insufficiency of the allegations against the Company. The Court also granted the motion of the individual defendants to dismiss the claims against them under Rule 10b-5 and Section 20 of the Exchange Act. The motions to dismiss the claims under Section 11 of the Securities Act were denied as to virtually all of the defendants in the consolidated cases, including the Company. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of this litigation could have an adverse impact on the Company's business, liquidity, financial condition and results of operations.

b. As of December 31, 2002, the Company has outstanding letters of credit amounting to $1.9 million.

c. Shipping and handling costs incurred in 2002, 2001 and 2000 amounted to $254,147, $215,449 and $418,803, respectively.

d. Comparative financial information has been reclassified to conform with current year presentation.

25.  Subsequent Events

     On March 15, 2003, the Company and Jilin-Sino Microelectronics Co. Ltd., a manufacturer and marketer of power semiconductor devices in China, signed a non-binding Memorandum of Understanding to establish a joint venture company based in China that provides outsourced assembly and test services for power semiconductor devices.

     (Unaudited) On June 13, 2003, the Company signed a non-binding Letter of Interest to issue to Merrill Lynch Global Emerging Markets Partners, L. P., a $4 million exchangeable senior subordinated note. The proceeds of the note will be used to pay certain liabilities of the Company. The note will be due in 2008 and will have interest at 10%. The note will be exchangeable into the Company's common stock at a price of $1.47 share. The exchange price is subject to reduction in the event the Company does not meet certain performance targets in 2003.

ITEM 19      EXHIBITS

 Exhibit Number    Description
 --------------    -----------
        1.1        Articles of incorporation of our company (incorporated herein by reference to Exhibits 3.1 and 3.2 to our registration statement on Form F-1, as amended (Registration Statement No.
                   333-9110)).

        2.1 Registration rights agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 3 to our filing on Schedule 13D dated May 29, 2001).

        3.1 Shareholders' agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 2 to our filing on Schedule 13D dated May 29, 2001).

        4.1 Share purchase agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 1 to our filing on Schedule 13D dated May 29, 2001).

        4.2 Letter of Interest with Merrill Lynch Global Emerging Markets Partners, L.P. dated June 13, 2003.

        4.3 Memorandum of Understanding with Jilin Sino-Microelectronics Co. Ltd. dated March 15, 2003

        8.1 Significant subsidiaries (please see "Item 4--Information on Our Company--Organizational Structure" of this Form 20-F).

       10.1 Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

       10.2 Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    PSi Technologies Holdings, Inc.

                                    /S/  Arthur J. Young, Jr.
                                    ----------------------------
                                    Name:  Arthur J. Young, Jr.
                                    Title: President & Chief Executive Officer

                                    June 27, 2003
                                    -------------
                                    Date

                                  CERTIFICATION

             I, Arthur J. Young, Jr., certify that:

             1. I have reviewed this annual report on Form 20-F of PSi Technologies Holdings, Inc.;

             2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

             3. Based on my knowledge, the consolidated financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

             4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

             a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

             b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

             c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

             5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

             a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

             b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

             6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                        By:  /s/ Arthur J. Young, Jr.
                                             -----------------------------------
                                             Name:  Arthur J. Young, Jr.
                                             Title: Chief Executive Officer


                                        Date: June 27, 2003

                                  CERTIFICATION

             I, Thelma G. Oribello, certify that:

             1. I have reviewed this annual report on Form 20-F of PSi Technologies Holdings, Inc.;

             2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

             3. Based on my knowledge, the consolidated financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

             4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

             a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

             b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

             c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

             5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

             a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

             b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

             6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                       By:  /s/ Thelma G. Oribello
                                            -----------------------------------
                                            Name:  Thelma G. Oribello
                                            Title: Chief Financial Officer

                                        Date: June 27, 2003