Form 20-F
period 2003-12-31
PSI TECHNOLOGIES HOLDINGS INC
filed 2004-06-30
CIK 1106714

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 20-F

     (Mark One)

[ ]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) of
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR

[ ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

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

       Number of outstanding shares of each of the Registrant's classes of capital or common stock as of December 31, 2003, the close of the period covered by the annual report:

Common shares of nominal value PHP 1 2/3 per share....................13,289,525

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
    1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                 Yes [X]                                No [ ]

      Indicate by check mark which financial statement item the registrant has elected to follow.

              Item 17 [ ]                            Item 18 [X]

================================================================================

TABLE OF CONTENTS
                                                                            Page
                                                                            ----
PART I     ....................................................................3

ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...............3

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE.............................3

ITEM 3     KEY INFORMATION.....................................................3

ITEM 4     INFORMATION ON THE COMPANY.........................................18

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................35

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................56

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................63

ITEM 8     FINANCIAL INFORMATION..............................................67

ITEM 9     THE OFFER AND LISTING..............................................69

ITEM 10    ADDITIONAL INFORMATION.............................................71

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........83

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............83

PART II    ...................................................................84

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................84

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
           OF PROCEEDS........................................................84

ITEM 15    CONTROLS AND PROCEDURES............................................84

ITEM 16    RESERVED...........................................................84

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT...................................84

ITEM 16B   CODE OF ETHICS.....................................................84

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES.............................84

ITEM 16D   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.........85

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
           AFFILIATED PURCHASERS..............................................85

PART III   ...................................................................86

ITEM 17    CONSOLIDATED FINANCIAL STATEMENTS..................................86

ITEM 18    CONSOLIDATED FINANCIAL STATEMENTS..................................86

INDEX TO FINANCIAL STATEMENTS.................................................86

ITEM 19    EXHIBITS...........................................................87

SIGNATURES....................................................................88

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

PART I

          Statements contained in this annual report on Form 20-F and in future filings with the Securities and Exchange Commission, or the SEC, in our press releases or in other public or shareholder communications that are not purely historical facts are forward-looking statements that involve risks and uncertainties. Statements looking forward in time are included in the annual report on Form 20-F pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the following:

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

          You may find these statements under "Item 3-Key Information-Risk Factors," "Item 4-Information on the Company," Item 5-"Operating and Financial Review and Prospects" or by the use of forward-looking words such as "believe," "expect," "intend," "should," "anticipate," "estimate," "plan," "project," "may," "will" or other similar words. We have based these forward-looking statements on our own information and on information from other sources that we believe are reliable. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict, and therefore, our actual results may differ materially from those expressed, forecasted or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the risk factors described elsewhere and other factors noted throughout this annual report. Given this level of uncertainty, you should not place undue reliance on the forward-looking statements included in this annual report that only speak as of the date of this filing.

          We undertake no obligation to publicly revise these forward-looking statements to reflect events, circumstances or the occurrence of unanticipated events that occur subsequent to the date of this annual report on Form 20-F.

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3 KEY INFORMATION

A.   Selected Financial Data

          You should read the following selected consolidated financial data in conjunction with "Item 5--Operating and Financial Review and Prospects" and our consolidated financial statements and related notes included elsewhere in this annual report. The summary consolidated statements of operations data and summary consolidated balance sheet data in the table below as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, have been derived from our audited consolidated financial statements. The summary consolidated statements of operations data and summary consolidated balance sheet data are qualified in their entirety by reference to our audited consolidated financial statements and related notes. Our audited consolidated financial statements are reported in U.S. dollars and have been prepared and presented in conformity with U.S. GAAP.

                                                            Years ended December 31,
                                                 ----------------------------------------------
                                                  1999       2000      2001     2002      2003
                                                 -------   -------   -------   ------   -------
                                                     (Dollar amounts and number of shares in
                                                        thousands, except per share data)
Consolidated Statements of Operations Data:

Revenues......................................    50,333    73,671    53,512   70,537    76,933
Cost of sales.................................    39,836    59,382    51,824   68,535    75,173
                                                 -------   -------   -------   ------   -------
Gross profit..................................    10,497    14,289     1,688    2,002     1,760
                                                 -------   -------   -------   ------   -------
General and administrative....................     3,302     5,178     5,664    6,226     7,086
Special charges...............................        --        --        --       --    12,896
Sales and marketing...........................       869       850       965    1,147       762
Research and development......................        --       948       691    1,253       723
                                                 -------   -------   -------   ------   -------
Income (loss) from operations.................     6,326     7,313    (5,632)  (6,624)  (19,707)
                                                 -------   -------   -------   ------   -------
Interest and bank charges - net...............      (960)      681       101     (400)   (1,215)
Foreign exchange gains (losses) - net.........      (679)      739       797       29      (243)
Early retirement cost ........................        --        --       680       --        --
Gain (loss) on disposal of fixed assets.......        --        --        --       39        (1)
Management fee................................      (194)       --        --       --        --
Equity in net losses of an investee...........        (4)       (3)       --       --        --
                                                 -------   -------   -------   ------   -------
Income (loss) before income tax and
   minority  Interest.........................     4,489     8,730    (5,416)  (6,956)  (21,166)
                                                 -------   -------   -------   ------   -------
Provision for (benefit from) income tax
   Current....................................       607       694        27       --         6
   Deferred...................................       625        54       (30)      10      (179)
                                                 -------   -------   -------   ------   -------
Income (loss) before minority interest........     3,257     7,982    (5,413)  (6,966)  (20,993)
Minority interest.............................        14       120       (95)      48       (11)
                                                 -------   -------   -------   ------   -------

Net income (loss).............................     3,271     8,102    (5,508)  (6,918)  (21,004)
                                                 =======   =======   =======   ======   =======
Weighted average number of common
   shares outstanding (1).....................     8,664    12,451    13,290   13,290    13,290
                                                 =======   =======   =======   ======   =======
Operating income from continuing
   operations per common share................      0.73      0.59     (0.42)   (0.50)    (1.48)
                                                 =======   =======   =======   ======   =======
Basic earnings per common share (2)...........      0.38      0.65     (0.41)   (0.52)    (1.58)
                                                 =======   =======   =======   ======   =======
Other Financial Data:
   EBITDA (3).................................    10,779    16,521     6,423    7,331     8,434
   Depreciation...............................     5,316     8,352    12,035   13,839    15,500
   Capital expenditures.......................    18,764    47,475    21,807   18,354    10,177(a)
   Cash flows from operating activities.......    11,340    18,292     4,444    1,638       983
   Cash flows used in investing activities....   (18,778)  (48,601)  (19,710)  (5,981)   (5,697)
   Cash flows from financing activities.......     7,072    42,075     5,066    4,252     3,950

(a) including cost of property and equipment amounting to $4,008 in 2003, $10,894 in 2002, and $8,312 in 2001 acquired on account through suppliers' credits and equipment acquired from a customer.

                                                                As of December 31,
                                                 -----------------------------------------------
                                                   1999      2000      2001      2002      2003
                                                 -------   -------   -------   -------   -------
                                                              (thousands of dollars)
Consolidated Balance Sheet Data:
   Cash and cash equivalents..................       226    11,992     1,792     1,701       936
   Working capital (4)........................   (10,147)   13,423      (362)  (12,669)  (12,110)
   Total assets...............................    49,388   106,248   105,165   113,005    89,592
   Long-term debt (5).........................     4,892        --     3,373     2,824     3,433
   Total stockholders' equity.................    19,763    85,653    80,237    73,477    55,597

----------
All non-GAAP information in this annual report is reconciled in the tables below.

----------------------------------------------------------------------------------------------
                                                   1999     2000     2001      2002      2003
----------------------------------------------------------------------------------------------
                                                             (thousands of dollars)
Net income (loss)                                  3,271    8,102   (5,508)   (6,918)  (21,004)
Add: Interest - net                                  960     (681)    (101)      400     1,215
     Provision for (benefit from)
       income tax                                  1,232      748       (3)       10      (173)
     Depreciation                                  5,316    8,352   12,035    13,839    15,500
     Special charges                                  --       --       --        --    12,896
----------------------------------------------------------------------------------------------
EBITDA                                            10,779   16,521    6,423     7,331     8,434
==============================================================================================

----------------------------------------------------------------------------------------------
                                                   1999     2000     2001      2002      2003
----------------------------------------------------------------------------------------------
Current assets                                    17,210   33,896   21,661    26,575    20,039
Current liabilities                               27,357   20,473   22,023    39,244    32,148
----------------------------------------------------------------------------------------------
Working capital                                  (10,147)  13,423     (362)  (12,669)  (12,110)
==============================================================================================

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

(2) Basic and diluted earnings per share amounts are the same because the effect of the assumed exercise of all outstanding stock options and conversion of the exchangeable note is anti-dilutive.

(3) EBITDA is defined as income before income tax, interest, and non-cash items like depreciation, amortization and special charges. We present EBITDA because we believe EBITDA is a widely accepted indicator of an entity's ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to net income or income from operations, as an indicator of our operating performance or other combined operations or cash flow data prepared in conformity with U.S. GAAP, or as an alternative to cash flows as a measure of liquidity. Our computation of EBITDA may differ from similarly titled computations of other companies.

(4)  Total current assets minus total current liabilities.

(5) Including current portions of long-term debt, obligations under capital lease and other long-term liabilities amounting to $2,864, $0, $684, $2,708 and $1,766 in 1999, 2000, 2001, 2002, and 2003 respectively.

B.   Capitalization and Indebtedness

The following table summarizes the Company's capital stock and additional paid-in-capital outstanding as of December 31, 2001, 2002, 2003:

---------------------------------------------------------------------------
                                                 2001      2002       2003
---------------------------------------------------------------------------
                                                  (thousands of dollars)

Capital Stock                                  $   591   $   591    $   591
Additional Paid-in-Capital                     $67,887   $68,085    $71,208
---------------------------------------------------------------------------
Capital Stock and Additional
Paid-in-Capital                                $68,478   $68,676    $71,799
---------------------------------------------------------------------------

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

We need a significant amount of capital to fund our capital expenditures and execute our business strategy. We may be unable to repay short-term suppliers and bank credit facilities incurred to fund our capital expenditures program, which would have a negative effect on our operations and financial viability.

          The Company may not have sufficient cash flow from operations or available lines of credit to pay such liabilities.

Therefore, we may have to raise capital by accessing external financing sources to meet such liabilities. The terms of any new funding we obtain could restrict our future operations and affect your investment in a number of ways, including, but not limited to:

               . Requiring us to dedicate a substantial portion of any cash flows from operations to the payment of interest and principal due to such obligations, which may reduce funds available for other business purposes;

               . Requiring us to issue additional shares of our common stock or other securities, which could result in a reduction in the percentage of outstanding shares you own in our company;

               . Placing us at a competitive disadvantage compared to our competitors that have less debt;

               . Forcing us to sell assets or terminate or suspend some of our planned expansion projects; and

               . Limiting our ability to borrow additional funds because of financial and other restrictive covenants governing our debt.

          In July 2003, we issued a $4.0 million exchangeable senior subordinated note to Merrill Lynch Global Emerging Markets Partners, L.P. due in 2008 which bears interest at a rate of 10% per annum. The exchangeable note was issued to pay for certain liabilities related to our capital expenditures incurred over the past year which were due by the end of the second and third quarters of 2003 and were not payable out of current cash flow from operations or available lines of credit. Over the course of the first and second quarters, the Company pursued several possible avenues of financing but no such alternative could be put in place in time to pay for the liabilities. See "Item 7 - Major Shareholders and Related Party Transactions - The Merrill Lynch Exchangeable Note."

          We cannot assure you that we will generate sufficient cash flow or that other financings will be available in the future when needed or, if available, that they will be available on satisfactory terms. Failure to obtain any such required additional financings or generate sufficient cash flow to meet our financing obligations could have a material adverse effect on our company. Our ability to make scheduled payments on our debt will depend on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. In addition, any future borrowings we make will most likely be subject to covenants limiting our operating and financial flexibility and would require the consent of Merrill Lynch.

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

          The semiconductor industry experienced a significant downturn in 2001 and the lingering effects of that downturn adversely affected our operating results for 2003. The 2001 downturn was characterized by production overcapacity, reduced product demand, excessive inventories and rapid erosion of average selling prices. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of overcapacity in the semiconductor industry have in the past followed periods of increased demand. In addition, the markets for semiconductors are characterized by rapid technological change, evolving industry standards, intense competition and fluctuations in end-user demand. In 2002, the market for semiconductors stabilized, registering growth of 1.3% and expanded by 20.3% in 2003. Nonetheless, a future downturn in the semiconductor industry could seriously harm our company. In particular, the combination of a sharp inventory correction in end markets, deterioration in economic performance, particularly in the United States, and increase in under utilized capacity in 2004 could seriously harm our industry and our company.

An overall decrease in demand for power semiconductors may significantly decrease the demand for our services and materially reduce our revenue.

          We derive the majority of our revenue from assembly and/or test services for manufacturers of semiconductors used for power conversion or power management applications. Currently, many electronic devices use multiple power semiconductors, but electronics manufacturers are aggressively seeking to decrease the number of components used in devices and simplify system design. Any significant decrease in the need for power semiconductors within electronic devices may decrease the demand for our services and materially reduce our revenue. In addition, the recent economic slowdown in the technology sector has caused a decrease in demand for electronic devices and semiconductors and, in turn, our services. These trends could have a negative impact on our business, operating results and financial condition.

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

          The semiconductor industry is characterized by rapid technological development. We must be able to provide our customers with advanced assembly and testing capabilities and quick production time for their increasingly complex devices. In addition, we must continue to expand our selection of packages to remain competitive. If we rely on older products, our margins and cash flow could be reduced because prices of older products tend to decrease when newer, higher performance products are introduced. Any failure on our part to advance our design and process technologies successfully and in a timely manner could materially harm our competitiveness and our profitability.

We may not be able to compete successfully in our industry because many of our competitors are much larger in size, have greater operating capacity and financial resources and have proven research and development and marketing capabilities.

          The semiconductor assembly and testing industry is highly competitive. We face substantial competition from:

          . the in-house assembly and testing departments of major integrated device manufacturers;

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

          Our top five customers accounted for approximately 56% in 2001, 76% in 2002, and 81% in 2003 of total revenue. Our largest customer accounted for approximately 17% in 2001, 22% in 2002, and 34% in 2003 of total revenue. Infineon Technologies continued to be our largest customer in 2002 and 2003. This is attributable to Infineon's increased practice of outsourcing their power semiconductor assembly and test requirements to our company. It would be difficult for us to quickly replace a major customer that permanently discontinues or significantly reduces its commercial relationship with us, as new customers usually require us to pass a lengthy and rigorous qualification process. Also, semiconductor companies generally rely on service providers with which they have established relationships to meet their assembly and testing needs for existing and future applications. If any one of our key customers were to reduce its purchases significantly, any inability on our part to attract new major customers or shift our excess production capacity to our remaining customers could materially impact our financial viability and profitability.

We may be unable to increase our production capacity to meet the demand for our products and services.

          In 2003, we acquired property, plant and equipment totaling $10.2 million (including $4.0 million acquired through supplier credits) for our Taguig and Laguna manufacturing facilities, to accommodate the growth of our business. If we experience delays in fully utilizing our capacity at these facilities, we may be unable to meet our production goals, revenue objectives and profitability targets. We cannot assure you that we will succeed in achieving full utilization of our facilities due to rapid technological change, evolving industry standards, intense competition, fluctuations in end-user demand, industry overcapacity, or a future downturn in the semiconductor industry. Our inability to expand capacity could reduce our ability to meet customer needs and prompt our customers to place orders with our competitors.

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

          Our operations are characterized by high fixed costs as a result of the capital-intensive nature of our business. Our ability to maintain or increase our profitability will continue to depend, in large part, upon our ability to maintain high capacity utilization rates. Our capacity utilization rates may be affected by a number of factors and circumstances, including:

          .    our ability to acquire and install new equipment in anticipation of future business;
          .    overall industry conditions;
          .    our level of customer orders;
          .    our operating efficiencies;
          .    mechanical failures;
          .    a disruption of operations due to the expansion of operations, introduction of new packages or relocation of equipment;
          .    a disruption in supply of utilities such as electricity, water, gas, among others;
          .    a disruption in the supply of raw materials;
          .    fire or other natural disasters;
          .    disease or epidemics; and
          .    civil unrest or terrorist events in the Philippines, China or other parts of the world.

          We cannot assure you that we will be able to maintain a high capacity utilization rate. Our inability to maintain capacity utilization rates could increase our costs relative to the revenue that we generate.

We depend on a limited number of suppliers to provide us with sufficient quantities of raw materials on a timely basis in order to sustain our operations.

          It is important to our operations and general competitiveness that we obtain raw materials from our vendors in a timely manner, in sufficient quantities and qualities and at competitive prices. We obtain most of our critical materials from a limited group of suppliers on a purchase order basis and without the benefit of long-term contracts. Some of our suppliers provide us with equipment and raw materials on a credit basis, with payment for such items deferred until a later date. Our failure to repay these supplier credits in a timely manner could cause our suppliers to cease providing us with such credits or such materials. The loss of such supplier credits or materials could have an adverse impact on our business and operations, including our ability to meet our customers' requirements.

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

Upward changes in the price of certain commodities used by our suppliers or by us as raw materials for our products could materially harm our business by increasing our costs.

          We are particularly affected by fluctuations in the prices of commodities such as aluminum, copper, nickel, gold and silver and other metals used in our raw materials and manufacturing process. In 2003, the Commodity Research Bureau's Spot Index (an index that tracks the prices of certain commodities) increased by 16.1%. Aluminum prices were higher by 18.4%, copper prices were higher by 51.1%, and nickel prices were higher by 134.5% in 2003 as compared to 2002.

          The Company attempts to negotiate competitive prices for raw materials with our suppliers, which helps reduce the impact of any increases in the price of raw materials linked to commodities. We cannot assure you that the prices of these commodities will not continue to rise, or that we will be able to negotiate competitive pricing with our suppliers. As a result, we may have to pass on to our customers such increases in costs. Any inability on our part to negotiate competitive pricing for raw materials as prices increase or inability on our part to pass on to our customers such higher costs could materially impact our financial viability and profitability.

We depend on our customers to provide us with a satisfactory supply of wafers and shortages or disputes regarding our supply of wafers may reduce our ability to fill our customers' orders and reduce our revenue.

          Our operations and general competitiveness depend on a satisfactory supply of wafers from our customers for assembly and test services. Shortages or shipments of defective wafers can result from supply chain interruptions, inferior manufacturing or design flaws. Moreover, disputes as to the origin of defects and responsibility for defective wafers could strain our relationships with existing customers. An insufficient supply of wafers, defective wafers and any disputes relating thereto could reduce our ability to fulfill our customers' orders and decrease our revenue.

We may be unable to obtain assembly or test equipment when we need it, which will prevent us from expanding our business and increasing our revenue.

          Our operations and expansion plans are highly dependent upon our ability to obtain a significant amount of capital equipment, which is manufactured by a limited number of suppliers. In periods of high demand, the lead time from order to delivery for assembly and test equipment can be between four and six months. If we cannot obtain equipment in a timely manner, we may be unable to fill our customers' orders or accept orders from new customers, which could reduce revenue and materially harm our business, financial condition and results of operations.

Most of our customers are not obligated to purchase any minimum amount of our products or services and we do not have a significant backlog. We may not receive sufficient customer orders in the future to meet our costs and remain profitable.

          Most of our customers are not obligated to purchase any minimum amount of our assembly and test services or to provide us with binding forecasts for any period. As a result, we have no significant backlog which makes it difficult for us to forecast our revenue for any future period. We expect that revenue in any quarter will continue to be substantially dependent on orders received during that quarter. The level of orders we receive from our customers has varied and may continue to vary significantly from quarter to quarter. In some cases, we experienced unfilled orders as our customers encountered wafer supply constraints arising from the time required to ramp-up their wafer fabrication facilities. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as they have in prior periods.

We may be unable to recoup the cost of significant capital expenditures made in anticipation of increased sales, which would have a negative effect on our profitability and financial viability.

          We increased and plan on continuing to increase our assembly and test capacity in order to grow our business. This required and will require substantial capital expenditures, primarily for additional assembly and test equipment. We have already made and will continue to make these capital expenditures and we cannot assure you that our sales will increase or that our revenues and cash flow are sufficient to cover these capital expenditures. Our failure to increase our revenue or obtain additional financing following significant capital expenditures could materially harm our business, financial condition and results of operations, as we may not be able to offset our increased costs, cash flow requirements and related depreciation expense.

We may not be able to keep or replace key executive officers and employees, which would impair our ability to implement our business plan and continue our assembly and test processes.

          We depend on our key executive officers and employees to implement our business plan and oversee our assembly and test processes. It is difficult to attract and retain highly skilled technical, managerial and marketing personnel, and replace key personnel, as competition for qualified personnel in the Philippines and China is intense. We cannot assure you that we will be successful in attracting and retaining the personnel we require to successfully develop new and enhanced assembly and test services and to continue to grow and operate profitably. We maintain limited directors and officers liability insurance.

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

          Although we may be required to seek licenses from or enter into agreements with third parties covering intellectual property, we cannot guarantee that any of those licenses can be obtained on acceptable terms, if at all. We may also have to commence lawsuits against companies who infringe on our intellectual property rights. Those potential claims could result in substantial costs and diversion of our resources.

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

We may be unable to maintain the clean room environment we need for our operations, which can reduce our productivity and harm our operations.

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

          Effect on the Philippines. The Philippines has experienced many of these difficulties, including:

          .    the continuing depreciation in the value of the Philippine peso relative to the U.S. dollar and other foreign currencies;
          .    increased unemployment;
          .    a higher than projected national government budget deficit; and
          .    terrorist events and kidnappings.

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

          Effect on us. Similar to other companies throughout Asia and the Philippines, we have experienced negative effects from the Asian economic crisis, and the global decline in electronic products demand. These negative effects have included difficulty in accessing capital in the Philippines for future expansion and high debt service costs, which totaled $1.6 million in 1998, $1.0 million in 1999, $0.4 million in 2002 and $1.2 million in 2003, net of interest income. We had net interest income in 2000 and 2001 due to the cash infusion from our initial public offering in the United States; however, we will incur higher service costs in future years due to our increasing use of debt to finance operations and capital expenditures. In 2002, due to the economic slowdown, downturn in industry, and losses incurred by the company, we were unable to obtain long-term financing to fund our capital expenditures program. Consequently, we funded our capital expenditures program with cash generated from operations, short-term supplier credits and bank financing. These came due in the second and third quarter of 2003, resulting in the need to issue to Merrill Lynch a US$4 million exchangeable senior subordinated note on July 3, 2003. See Item 7 "Major Shareholders and Related Party Transactions - The Merrill Lynch Exchangeable Note."

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

New laws and regulations, currency devaluation and political instability in the Philippines and foreign countries could make it more difficult for us to operate successfully.

          We generate a significant portion of our revenues from international markets, including customers in Southeast Asia and Europe. In addition, all of the facilities currently used to provide our packaging services are located in the Philippines. Our future operations and earnings could be affected by new laws, new regulations, a volatile political climate, and changes in or new interpretations of existing laws or regulations in countries where we have customers or operations. If future operations are negatively affected by these changes, our sales or profits may suffer.

The Company recently opened a new assembly and test facility in Chengdu, Sichuan Province, People's Republic of China, and there are numerous risks related to operating in China.

          We expect that our new Chengdu facility will reduce future production costs as a result of the relatively inexpensive labor costs in the region. We also hope that our Chengdu facility will create new business and sales opportunities in China. However, the outcomes and results of our new facility may differ materially from our expectations, due to a variety of operational and financial risks, including but not limited to:

          .    economic and political uncertainties in China;
          .    changes in, and the arbitrary enforcement of, commercial laws, currency controls, import tariffs and duties, customs regulations and taxation laws in China;
          .    local infrastructure problems, such as electrical power
               interruptions;
          .    quality problems arising from the start up of new manufacturing processes by operators who lack experience with our equipment;
          .    transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products; and
          .    an inability to attract and retain sufficient and qualified engineering and management talent and resources.

Our China venture in Chengdu, Sichuan Province, PRC, may negatively affect our profitability and be a drain on our financial resources.

          Pre-operating expenses attributable to our China venture start-up activities will result in higher operating expenses for our company. Start-up activities are activities that are undertaken prior to the commencement of production, including but not limited to, the installation of facilities and facilities support equipment, the uncrating and installation of production equipment, purchase and delivery of other equipment and tools necessary for production, and the hiring and training of management, staff, technical personnel and operators. If the expenses attributable to start-up activities are higher than anticipated or we experience delays or impediments to the start of manufacturing operations, or we fail to fully utilize these facilities and equipment, we may experience a significant increase in operating costs, and may be unable to meet our production goals, revenue objectives and profitability targets.

          Further, the China venture requires investments in facilities and facilities support equipment, and certain production and support equipment. We cannot assure you that we will generate sufficient cash flow to pay for this investment. Even if we have sufficient cash flow, the investment may limit the amount of financial resources available to fund our ongoing operations in the Philippines, start-up activities in China, and capital expenditure and expansion program in the Philippines. Each of these factors taken on its own or in conjunction with the others could have a material adverse effect on our company.

Fluctuations in exchange rates could materially harm our business by increasing costs or affect the value of our ADSs.

          All of our revenues are U.S. dollar denominated and our consolidated financial statements are prepared in U.S. dollars. The largest share of our costs is U.S. dollar denominated. Some of our raw material costs are incurred in Euros and Japanese yen. All of our operating expenses are incurred in U.S. dollars and Philippine pesos while our capital expenditures are primarily denominated in U.S. dollars and Japanese yen. As a result, we are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Philippine peso, the Japanese yen and the U.S. dollar, and the Euro and the U.S. Dollar. Since all of our revenues are in U.S. dollars, fluctuations in foreign currency exchange rates, particularly the Euro and Japanese yen, could also increase the price we pay for equipment and raw materials, which could also increase our raw material and equipment costs.

We are vulnerable to disasters and other disruptive events since most of our operations are conducted in facilities in Metro Manila and Laguna.

          We currently conduct nearly all our assembly and test operations at our facilities in Metro Manila and Laguna. Significant damage or other impediments to these facilities as a result of:

          .    natural disasters such as earthquakes and typhoons;
          .    disease and epidemics;
          .    industrial accidents;
          .    utilities outages, including power, water and industrial gases, among others;
          .    equipment failure;
          .    industrial strikes;
          .    terrorist events;
          .    disruptions to our transportation network; or
          .    political assembly/mass actions

could significantly increase our operating costs. To date, we have not experienced significant damage or other disruptions at our facilities as a result of these events, although we experienced considerable production delays and loss of revenue in 1998 when a supplier failed to deliver equipment necessary for us to complete customer orders. However, such events may occur in the future which could have a negative impact on our business. Additionally, similar disasters and disruptive events could negatively affect our new facility in Chengdu, Sichuan Province, PRC.

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

          Terrorist attacks and other acts of violence or war may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States, United States businesses or other countries or foreign businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Our current facilities include sales offices in the United States and Japan, and administrative, sales, and manufacturing facilities in the Philippines. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas.

          The armed conflict between coalition forces led principally by the United States against Iraq could have a further impact on our domestic and international sales, our supply chain, our production capability and our ability to deliver product to our customers. The Philippines has experienced terrorist incidents in the southern islands of Mindanao and bombing threats within Metro Manila. Political and economic instability in the Philippines and some regions of the world may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

Epidemics, such as the Severe Acute Respiratory Syndrome, may affect our operations and our profitability.

          Epidemics such as the Severe Acute Respiratory Syndrome (SARS) could materially affect our operations and our financial health. We rely on more than 3,000 individuals located in manufacturing facilities in the Philippines and China, without whom it is not possible to assemble and test the Company's products. The Philippines and China were two of the approximately 30 countries identified by the World Health Organization wherein there were confirmed cases of SARS, although the magnitude of the illness in the Philippines is substantially less than in other Asian countries such as China, Hong Kong and Taiwan. For 2003 and the first half of 2004, there have been no reports of SARS in the Philippines.

          Illness from an individual that is successively transferred to other individuals could result in a quarantine of our Taguig, Laguna and/or Chengdu manufacturing facilities or mass absences, leading to lost productivity and revenue that could irreparably harm the Company. We cannot assure you that our operations and finances will not be affected should there be a re-occurrence of SARS in the Philippines, China, within the region or other parts of the world, or any other types of epidemics.

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

We rely on income tax incentives to preserve funds allocated for specific business purposes and a loss of these tax benefits would prevent us from using funds in accordance with our business plan.

          We enjoy fiscal incentives which include income tax holiday for the manufacture of voltage regulators as well as for test services related to various semiconductor devices. These incentives extend for four years commencing in June 1999 and August 1999, respectively. The income tax holiday (ITH) incentives we received in 2000 reduced our income tax and made available to us an additional $2,159,788 that we would have paid to the Philippine tax authorities. The reported net losses would have been higher by $920,626 ($0.07 per share) for the year ended December 31, 2002 and $602,274 ($0.05 per share) for the year ended December 31, 2001, had we not been entitled to ITH incentives. No income tax holiday incentives were availed for the year ended December 31, 2003. As a result of PSi Technologies, Inc.'s decision to register with the Philippine Economic Zone Authority (PEZA) as a tax planning strategy, PSi Technologies, Inc. shall henceforth be subject to a final tax, in lieu of all taxes, computed at 5% of gross income less allowable deductions as defined in RA No. 8748. If we lose our fiscal incentives, we will be required to use funds earmarked for other business purposes to pay income taxes. This reallocation of funds could reduce the amount of funds available to us for our business activities and materially harm our business, financial condition and results of operations.

Our existing principal shareholders own a large percentage of our voting shares and their interests may conflict with the interests of our company.

          Our principal shareholders, Merrill Lynch Global Emerging Markets Partners, L.P. and NJI No. 2 Investment Fund, a fund managed by JAFCO Investment (Asia Pacific) Ltd., own, in the aggregate, approximately 68.5% of our outstanding voting securities. Acting together, our principal shareholders will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. See "Item 10--Additional Information--Articles of Incorporation and By-laws." Matters that require shareholder approval include, among other things:

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

          Under the terms of the exchangeable note issued to Merrill Lynch in July 2003, Merrill Lynch also has the right to approve a broad range of material transactions undertaken by us or our subsidiaries. See "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - The Merrill Lynch Exchangeable Note."

Your percentage ownership in our company could be diluted by the action of our principal shareholders.

          Our shareholders do not have preemptive rights. Our principal shareholders have a sufficient number of votes to approve the authorization, sale and issuance of additional shares of common stock or other securities of our company. You do not have a right to participate in any such sale or issuance and as a result your ownership interest in us could be diluted. See "Item 10 - Additional Information - Articles of Association and Bylaws" for a discussion on the rights of shareholders.

We cannot assure you that an active trading market will develop or continue for our ADSs.

          Our ADSs are publicly traded but do not necessarily trade actively. In addition, the market price quoted for our ADSs may be adversely affected by changes in our financial performance or prospects, or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active or stable trading market will develop or continue for our ADSs.

The market price for our ADSs has fluctuated significantly in the past, and the market price of our ADSs may be lower than you expect.

          Since our initial public offering in March of 2000, the closing price of our ADSs has fluctuated significantly, ranging from a high of $25.44 per share to a low of $0.89 per share. Fluctuations in our stock price could continue. Among the factors that could affect our stock price are:

          .    quarterly variations in our operating results and our lack of profitability;
          .    the amount of our indebtedness;
          .    our ability to access additional financing on economical terms to fund capital expenditures;
          .    general market conditions; and
          .    general economic factors unrelated to our performance.

          The stock markets in general, and the markets for technology companies in particular, have experienced a high degree of volatility not necessarily related to the operating performance of particular companies. We cannot provide assurances as to the price of our ADSs.

The market price of our ADSs could decrease as our principal shareholders sell their shares.

          The market price of our ADSs could decrease if large numbers of ADSs are sold into the public market or if the public expects those sales to occur. These sales could make it difficult for us to sell equity securities in the future at a time and price that we deem appropriate. We have 13,289,525 common shares outstanding, including common shares represented by our ADSs. The 4,025,000 common shares represented by ADSs are freely tradeable in the public market unless purchased by our affiliates, as defined in Rule 144 under the Securities Act and which are natural persons or other entities that directly or indirectly control, are controlled by, or are under common control with us. The remaining 9,264,525 common shares are restricted securities, as defined in Rule 144 under the Securities Act, which means they may not be offered or sold unless pursuant to a registration statement that has been filed and declared effective by the Commission or pursuant to an available exemption from registration under the Securities Act. These common shares may be sold in the public market in the form of ADSs, upon a deposit of such shares with the depositary, but only if they are registered under the Securities Act or if they qualify for an exemption from the registration requirements of the Securities Act.

          On June 14, 2004, JAFCO Investment (Asia Pacific), Ltd., acting as investment manager for NJI No. 2 Investment Fund, or NJI, requested that we file a registration statement covering the 1,955,741 shares held by NJI pursuant to NJI's rights under the Registration Rights Agreement described in Item 7 - "Major Shareholders and Related Party Transactions - Related Party Transactions."

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

ITEM 4 INFORMATION ON THE COMPANY

A.   History and Development of our Company

          Our legal name is PSi Technologies Holdings, Inc. We are incorporated under the Corporation Code of the Philippines, Batas Pambansa Blg. 68 approved on May 1, 1980, in the Republic of the Philippines on December 10, 1999. Our current corporate form will expire on December 10, 2049 and may be extended by shareholder resolution to be approved by the Philippine Securities and Exchange Commission (SEC). Our principal executive and registered offices are located at Electronics Avenue, FTI Complex, Taguig, Metro Manila 1604, Philippines. Our telephone number at that address is (632) 838-4966. We maintain an Internet web site at www.psitechnologies.com. Information contained on our web site does not constitute a part of this annual report. Our agent for service of process in the United States is Michael T. Gholson, Director for Sales, at Pacsem Technologies, 721 E. Citation Lane, Tempe, AZ 85284. Our telephone number at that address is
(480) 838-5286.

          The following material corporate events occurred in 2003 and the first half of 2004:

          As part of the Company's ongoing expansion strategy into China:

          . We entered into two separate non-binding Memoranda of Understanding (MOUs) on March 15, 2003 and September 15, 2003 with Jilin Sino-Microelectronics Co. Ltd. and Tak Cheong Electronics (Holdings) Co. Ltd., respectively. These relationships in each case, were terminated due to the parties' inability to enter into a definitive joint venture agreement. After these two attempts, we decided to enter China without a joint venture partner. See "Item 3 Key Information - Risk Factors"
          . On December 7, 2003, we signed an Investment Cooperation Agreement with the Chengdu Hi-Tech Zone (CDHT) in the People's Republic of China, a key step in the establishment of a 100% PSi-owned assembly and test facility in the Sichuan Chengdu Export Processing Zone, Chengdu City, Sichuan Province, People's Republic of China. The Investment Cooperation Agreement specifies the location and government support contracted by and provided to PSi by the Chengdu Hi-Tech Zone. On January 19, 2004, we signed the formal lease agreement with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., a corporation of the CDHT. See "Item 3 Key Information - Risk Factors".
          . On January 14, 2004, we signed a long-term supply agreement with Philips Semiconductors to provide outsourced power semiconductor assembly and test services through our facility in Chengdu, Sichuan Province, People's Republic of China. The products to be packaged and tested are bipolar power products with consumer electronics, white goods, lighting, power supplies and industrial end applications. As part of the agreement, Philips will progressively transfer its production of bipolar products, currently located in Philips' assembly and test facility in Cabuyao, Laguna Province, Philippines, to PSi in China. See "Item 3 Key Information - Risk Factors".

          Other developments not related to China were:

          . On April 21, 2003, we were granted a new Environmental Clearance Certificate (ECC) by the Department of Environment and Natural Resources' Environmental Management Bureau (a government agency), after having filed an application on January 29, 2003. The new ECC supersedes the one granted in March 1989, and expires when the Company stops operating or closes its Philippine manufacturing facilities.
          . On July 3, 2003, we issued a $4.0 million exchangeable senior subordinated note to Merrill Lynch. The proceeds of the exchangeable note were used to pay liabilities related to capital expenditures due in the second and third quarters of 2003. See "Item 7 - Major Shareholder and Related Party Transactions - The Merrill Lynch Exchangeable Note."
          . On August 27, 2003, we renewed and increased our trade receivable and financing facility from $5.0 million to $10.0 million from the Singapore Branch of Raiffeisen Zentralbank Osterreich AG (RZB-Austria). This will mature by December 31, 2004 with renewal options based on mutual agreement of both parties. The total loan balance under this credit facility was $6.6 million as of December 31, 2003 and $5.0 million as of December 31, 2002.
          . In the third quarter of 2003 and following a 21.7% sequential decline in third quarter revenues, we reviewed and rationalized our product and equipment lines in our two facilities in the Philippines in light of capacity utilization and demand from our customers, which resulted in the incurrence of special charges amounting to $12.9 million. These charges consist of provisions for impairment losses of property and equipment of $11.4 million, provision for inventory losses of $0.9 million, write-off of inventories of $0.5 million, and write-off of deposit of $0.1 million.
          . On December 21, 2003, we successfully negotiated with one of our customers for deferred payment of a $2.8 million interest free equipment loan, which was due originally on December 14, 2003. Under the agreement, the Company will pay down the liability on a monthly basis at an amount dependent on the production volume of that customer, but with a final balloon payment due in June 2005.
          . On March 18, 2004, James Knapp was appointed Vice President of Technology, Package Development and Central Engineering. Mr. Knapp is an accomplished technologist with over 30 years and 33 patents (with 11 pending) of development engineering, package development and manufacturing management experience in the semiconductor industry at companies such as ON Semiconductor and Motorola. Among other initiatives, Mr. Knapp will be leading the PowerQFN(TM) Packaging Platform development effort at PSi.
          . On May 17, 2004, the Philippine Economic Zone Authority registered PSi Technologies, Inc., our principal operating subsidiary operating in PSi's primary facility in Taguig, as an Ecozone Export Enterprise to engage in the manufacture of semiconductor devices at the Food Terminal Incorporated Special Economic Zone. Under the terms of registration, PSi is entitled to incentives granted to non-pioneer projects under Republic Act No. 7916, subject to the terms and conditions specified under the approval.

          Our principal capital expenditures for fiscal years 2001, 2002 and 2003 consisted mainly of the construction of new facilities and the purchase of semiconductor equipment. Our capital expenditures amounted to $21.8 million in 2001, $18.3 million in 2002, and $10.2 million in 2003. In 2000, our capital expenditures were incurred mainly for the acquisition of additional assembly and testing equipment, the purchase of computer software and the construction of two facilities in the Philippines. In 2001, our capital expenditures were incurred mainly to complete certain assembly and test equipment lines that we acquired in 2000. In 2002 and 2003, our capital expenditures were incurred mainly to augment and build capability in certain high volume product lines for key customers.

          In 2001, we financed our capital expenditures with cash generated from operations, bank credit facilities, and a long-term equipment acquisition arrangement with one of our customers. In 2002, we financed our capital expenditures with cash generated from operations, bank credit facilities, and short-term credits from suppliers. In 2003, we financed our capital expenditures with the $4.0 million exchangeable senior subordinated note to Merrill Lynch, bank credit facilities, and cash generated from operations. A more detailed discussion of the use of proceeds from our offerings and credit facilities can be found under "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources."

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

          We work exclusively with assembly processes that use leadframes or leaded assembly, the only assembly design that can accommodate the high voltage requirements of most power semiconductors. Power assembly differs from non-power assembly because it often requires special solder alloy die bonding machines and heavy-duty wire bonding machines. In addition to the alloy die bonding capability, we provide our customer with an epoxy-based and eutectic die bonding capability. Equipment designed for traditional non-power wire bonding cannot accommodate the large diameter wire required for power semiconductors. Power wire bonding equipment is also moderately more expensive than non-power wire bonding equipment, although the former has a longer useful life.

          Although the outside appearance of power conversion packages has changed little over the years, packaging technology and know-how have continued to evolve to meet the requirements of increasingly complex semiconductors. The chart below illustrates the major steps in the assembly and test process.

                                    [GRAPHIC]

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

          .    Q+ Testing. A second DC test;

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

          Materials management and drop shipment services. We provide our customers with a full range of materials procurement services and work with key raw material and equipment suppliers to ensure reliable production readiness at reasonable cost. We have installed a materials resource planning system that allows us to maximize the use of information technology in managing inventory. We also provide packaging for shipment, including specialized packaging called embossed carrier taping for surface-mount packages and paper-taping for standard packages. We provide drop shipment services, including the delivery of final tested semiconductors, to our customers' end-customers in most parts of the world.

Non-Power Semiconductor Assembly and Test Services

          We provide assembly, test and special process services for standard non-power semiconductors to maintain long-established customer partnerships. Non-power integrated circuit semiconductors typically operate at lower power levels and integrate multiple functions such as processing and conveying complex information in electronic form. We have assembly lines for a number of standard non-power packages that accommodate various customer requirements. Some of our non-power services are organized as dedicated business units such as a captive test line for various packages for Vishay/Siliconix and Microsemi.

Packages

          We offer semiconductor packages for both power semiconductor and standard non-power semiconductor applications. Historically, our first package offerings were for standard non-power applications including metal cans for devices such as field effect transistors (FETs), which are devices where the main current is controlled by application of a small on/off voltage, and diodes, ceramics for amplifiers and smart displays for cellular phones. In 1994, we began offering semiconductor packages specifically for power semiconductor applications. Since 1995, we have focused primarily on providing power semiconductor assembly and test services and packaging, increasing that portion of our business to represent approximately 94% of revenue in 2003. Nevertheless, our standard non-power semiconductor assembly and test operations remain profitable, and we continue to offer a limited number of standard non-power semiconductor packages. The following table sets out for the periods indicated the percentage of our revenue by package type:

                                            Years ended December 31
                                          1999   2000    2001   2002   2003
                                    ---------------------------------------
Power Semiconductors                       74%    84%     83%    89%    94%
Non-power Semiconductors                   26%    16%     17%    11%     6%
                                    =======================================
Total                                     100%   100%    100%   100%   100%

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

          Nearly all of our power semiconductor packages can accommodate more than one power semiconductor product application. Power semiconductors can serve a number of product applications, including input rectification, control, switching and output regulation. Input rectification generally refers to converting alternating current, AC, to direct current, DC. The control function measures incoming electricity and sends a signal to a switch. A switch divides the current into discrete units. Finally, output regulation reconfigures the power into a form usable by the electronic component.

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

          The  following table lists the power packages we assemble and test:

Package Type and Lead Count    Product Application                       End Market
----------------------------   ---------------------------------------   -------------------------------------
SOT-23                         voltage regulator                         home appliances, office/industrial
(3 leads)                                                                equipment, personal computers,
                                                                         communications equipment,

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

SOT-82                         thyristor, triacs                         home appliances
(3 leads)

PowerFlex(TM)                  voltage regulator                         home appliances, office/industrial
(2, 3, 5,7 leads)                                                       equipment, personal computers,
                                                                         communications equipment

TO-220/DO-220                  voltage regulator, MOSFET,                automotive systems, home appliances,
(2, 3, 5, 6, 7 leads)          thyristor, triacs, rectifier, diode,      office/industrial personal computers,
                               high power bipolar transistor, power TC   consumer electronics

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

TO-247                         MOSFET, IGBT, diode                       home appliances, personal
(2 and 3 leads)                                                          computers, automotive

TO-264                         MOSFET, diode                             home appliances, personal
(2 and 3 leads)                                                          computers, lighting, automotive

SOT-227                        MOSFET, diode                             automotive systems, industrial
                                                                         equipment

          Non-power packages and applications. We assemble and/or test a limited number of standard non-power semiconductor packages primarily for industrial, automotive and military use. The following table lists the non-power packages we assemble and/or test:

Package Type and Lead Count         Product Application                 End Market
---------------------------------   ---------------------------------   --------------------------------
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

Flatpacks                           diode array                         military/industrial
(10, 14, 16 leads)

Metal cans                          field effect transistor, diode,     military/commercial, automotive,
(2, 3, 4, 6, 7, 8, 10 leads)        amplifier                           communications

Ceramics                            amplifier                           military/industrial
(8, 14, 16, 18, 20 leads)

          Packages and processes under development. Power semiconductor form-factor and performance requirements continue to evolve to meet ever increasing demands of end-market applications. We are currently developing packages and related processes to address the need for:

          .    Aluminum wire to copper bonding;

          .    Dual and multi-die packaging;

          .    High power/thermal packages;

          .    Leadless power packages;

          .    Environmentally friendly assembly materials and processes;

          .    Clip bond/attach technology;

          .    Auto-molding; and

          .    Cost effective materials.

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

The Semiconductor Industry and the Power Semiconductor Market

          Semiconductors are critical components used in an increasingly wide variety of applications. They are used in telecommunications and networking systems, computers and computer peripherals, consumer electronics and home appliances, electronic office equipment, automotive systems and industrial products. According to the Semiconductor Industry Association, or SIA, revenue for the worldwide semiconductor device market declined from $204.4 billion in 2000, to $139.0 billion in 2001 in the worst recorded downturn in the history of the industry. It grew 1.3% to $140.7 billion in 2002 and expanded by 18.3% to $166.4 billion in 2003, but still below 2000 levels, based on SIA data. Although the semiconductor industry is highly cyclical, it has grown by a compounded annual growth rate of 15% over the past 20 years according to Semiconductor Business News. The industry's downturns were caused by a number of factors in the past, including: overcapacity, reduced product demand, increased competition and lower pricing.

          The power semiconductor market is a large and steadily growing segment of the semiconductor industry. Power semiconductors are found in virtually every electronic device as they are needed to switch electrical power on and off, regulate the flow of electricity through electronic devices, and protect electronic components from surges and wear and tear. Based on year-end SIA Blue Book Statistics, we estimate that the worldwide market for power semiconductors increased from $15.9 billion in 2002 to $17.8 billion in 2003, a growth of 11.7%. During the downturn in 2001, power semiconductor billings declined by a lower 27% compared to 32% for the overall semiconductor industry. A number of factors contribute to the size of and growth in this industry segment. The proliferation of consumer electronic devices, wireless communications, and mobile computing are factors driving demand for new generations of power semiconductors that are smaller, lighter and more efficient. At the same time, new automotive and industrial applications are creating demand for more powerful, intelligent and reliable power semiconductors for which miniaturization is not a critical factor. Finally, electronics manufacturers are aggressively seeking to reduce manufacturing costs and time-to-market. These factors continue to spur demand for increasingly advanced power semiconductor solutions.

          The power semiconductor market has over time, exhibited seasonality in its billings on a quarter-over-quarter basis. Based on statistics from the Semiconductor Industry Association, growth in quarter-over-quarter billings from power semiconductors are highest during the second and third quarters. Growth is lower in the first quarter and typically negative in the fourth quarter. We believe that the slow first quarter start of the industry is the result of lower demand visibility at the start of the year. As visibility increases over time, orders typically increase, prompting stronger second and third quarter sequential growth. Generally, third quarter billings are higher than fourth quarter billings as customers usually order product in the third quarter to sell during the Christmas season. With the end of the Christmas build, industry billings typically decline during the fourth quarter.

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

Semiconductor Production Process: Front-end and Back-end

          The semiconductor production process can be divided into two sequential sub-processes commonly referred to as front-end and back-end production, both of which contain many steps. The entire process, both front-end and back-end production is complex and requires sophisticated engineering and manufacturing expertise. The diagram below summarizes the process.

                                   [GRAPHIC]

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

          A number of major power semiconductor companies, including Infineon Technologies, Philips Semiconductor, ON Semiconductor, and Texas Instruments, have indicated in verbal discussions with us their intention to outsource an increasing percentage of their semiconductor manufacturing needs to independent manufacturing service providers. For example, Philips has recently decided to outsource its bipolar power package assembly and test requirements by physically transferring its assembly and test production lines in its Cabuyao, Laguna, Philippines facility to PSi's facility in Chengdu, Sichuan, People's Republic of China (PRC). This trend is consistent with the general trend toward outsourcing in the power semiconductor industry. iSuppli, a research firm, estimates the penetration of outsourced assembly and test will increase to 25% of total assembly and test revenues by 2006, from 15% in 2003. We believe that this trend towards increased outsourcing coupled with the overall market size for power semiconductors creates opportunities for independent power semiconductor assembly and test companies.

Suppliers

          We have two primary categories of suppliers: equipment suppliers and raw materials suppliers. We periodically purchase equipment through several suppliers to meet our assembly and testing requirements. We have no binding supply agreements with any of our equipment suppliers and orders are placed on an as needed basis.

          The principal raw materials used in our assembly process are leadframes, molding compound and gold/aluminum wire.

          The pricing of our raw materials is negotiated on a yearly basis based on our volume demands. We are offered price discounts for volume purchases. The price of the gold wire used for wire bonding changes according to the price of gold in world commodity markets. The price of copper used in lead frames changes according to the price of copper on the London Metal Exchange. The price of other commodities used in our raw materials and manufacturing process also changes according to the price of these commodities in world commodity markets. In 2003, the Commodity Research Bureau's Spot Index (an index that tracks the prices of certain commodities) increased by 16.1%. Aluminum prices were higher by 18.4%, copper prices were higher by 51.1%, and nickel prices were higher by 134.5% in 2003 as compared to 2002. We review and discuss price changes weekly in an internal Cost Review Committee, to develop short and long-term strategies and action plans to manage and lower our raw materials costs.

          We are now under a consignment agreement with a major European leadframe supplier that commenced in May 2002. Under this agreement, we keep between a 3 to 5 week stock level in our warehouse under the ownership of the supplier and supplier invoices us as materials are withdrawn from the warehouse. For molding compounds and packaging materials, we now have warehousing agreements with two (2) major suppliers wherein each supplier keeps buffer stocks in the Philippine warehouse according to forecast requirements. We will only require delivery according to dice availability from customer. For spare parts we have six (6) major suppliers, each under a consignment agreement.

          We generally purchase raw materials based on the non-binding forecasts provided to us by our customers. Our customers are generally responsible for any unused raw materials that result from a forecast exceeding actual orders. We however may not be successful all the time in enforcing such requirement from our customers. We work closely with our primary raw materials suppliers to insure that materials are available and delivered on time. We are not dependent on any one supplier for our leadframes, aluminum wire or molding compound. We work with several mold manufacturers to produce mold tooling for the plastic packaging. We have also increased by almost 50% our in-house Tool & Die Shop
(TDS) capacity to reduce leadtime and cost for TDS spares.

Marketing and Sales

          Our marketing strategy focuses on the power semiconductor market. Our customer marketing efforts are tailored to the needs of leading manufacturers of power semiconductors. Our strategy is to deepen relationships with our customers by providing our customers with base capacity versus our historic business model of providing overflow or flux capacity. By providing our customers with base capacity, our customers reduce or transfer their internal production capacities to the Company, thereby minimizing the volatility of our revenue and volumes. The long-term supply agreement signed with Philips for the transfer of Philips' internal bipolar power semiconductor assembly and test capacities to our facility in China, illustrates this strategy.

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

          The small number of existing and potential customers enables our primary market development efforts to be executed through executive-level discussions between potential customers and ourselves. We support our market development efforts with customer and product-specific technical teams assembled to address the specific needs of each customer design and order. We have offices in South San Francisco, California and Tempe, Arizona to liaise with our U.S. customers. Under the Sales and Marketing Agency agreement with Tokai Bussan Co. Ltd., we now also have an office and a marketing officer in Tokyo, Japan to liaise with our prospective customers in that country. In addition, our marketing initiatives include trade show attendance, product sampling, technical bulletins and brochures, industry publications and news releases and a web site for general information purposes. As of December 31, 2003, we employed 23 professionals in business development, marketing, sales and customer service.

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

          .    GEM Services;

          .    Fastech Microassembly & Test, Inc.; and

          .    Team Pacific, Inc.

          We also compete with two quasi-independent businesses focused on the power semiconductor market, Tesla Sezam, based in the Czech Republic and Enoch Semiconductors (previously Korea Microsystems), based in Korea.

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

Government Regulations

          No local legislation has been passed which specifically regulates the semiconductor industry in the Philippines. However, we are subject to laws of general application in the Philippines, including the Corporation Code, the Local Government Code, the Tariff and Customs Code, the Securities Regulation Code, the National Internal Revenue Code, laws on environmental matters (see "--Property, Plants and Equipment--Environmental Matters"), the Special Economic Zone Act of 1995 (R.A. No. 7916), rules and regulations issued by the Philippine SEC, the Bangko Sentral ng Pilipinas (Philippine Central Bank), the Board of Investments, the Bureau of Internal Revenue, the Philippine Economic Zone Authority (PEZA), the Department of Environment and Natural Resources, and other government agencies.

Our Approach and Strategy

          We are a leading independent provider of power semiconductor assembly and test services to the power semiconductor market. We provide comprehensive assembly and test services to a diverse customer base which includes most of the major power semiconductor manufacturers in the world. Our top five power semiconductor customers represented 81% of our revenues in 2003:

          .    Infineon Technologies;

          .    Texas Instruments;

          .    Semiconductor Components Industries, Ltd (ON Semiconductor);

          .    Philips Components; and

          .    Fairchild Semiconductor.

          We provide our customers with a broad array of packages and services designed specifically for power semiconductors. We use our expertise in power assembly and test to benefit our customers and collaborate with them to design new power packages to address their enhanced thermal and electrical product performance requirements. We believe our focused assembly and test expertise in the power semiconductor segment, our broad package offerings and our turnkey service capability makes us a preferred service provider for outsourced assembly and test services in the power semiconductor market.

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

          We will also benefit from our location in Chengdu, Sichuan Province, China starting in the third quarter of 2004. Chengdu provides favorable demographics, rapidly modernizing infrastructure, a wealth of educational institutions that develop highly trained individuals, favorable living conditions and a progressive and proactive government.

Our Customers

          We provide power and non-power semiconductor assembly and test services to over 30 customers. Our power semiconductor customers include most of the major power semiconductor companies in the world.

          Our top five customers accounted for approximately 56% in 2001, 76% in 2002, and 81% in 2003 of total revenue. Our largest customer accounted for approximately 17% in 2001, 22% in 2002, and 34.0% in 2003. The following table sets forth the Company's top five customers as a percentage of revenue for the years 2001, 2002 and 2003:

                                                                   Percentage to
                                                                   Total Revenue
--------------------------------------------------------------------------------
2003

     Infineon Technologies, Inc.                                        33.9
     Texas Instruments, Inc.                                            18.6
     Semiconductor Components Industries, Ltd.                          12.7
     Philips Components Philippines, Inc.                                8.6
     Fairchild Semiconductor                                             7.0
--------------------------------------------------------------------------------
2002

     Infineon Technologies, Inc.                                        21.9
     Semiconductor Components Industries, Ltd.                          19.9
     Texas Instruments, Inc.                                            18.5
     Philips Components Philippines, Inc.                                9.0
     Fairchild Semiconductor                                             7.0
--------------------------------------------------------------------------------
2001

     Semiconductor Components Industries, Ltd.                          17.0
     Infineon Technologies, Inc.                                        10.8
     Philips Components Philippines, Inc.                               10.8
     Fairchild Semiconductor                                            10.0
     Power Integrations                                                  7.3

          The table below sets forth our significant power and non-power customers ranked in terms of our revenues for the year ended December 31, 2003:

Power Services                                 Non-Power Services
--------------------------------------------   -------------------------------------------------------
Infineon Technologies, Inc.                    Vishay Intertechnology Asia PT
Texas Instruments Inc. (USA)                   Texas Instruments Phils., Inc.
Semiconductor Components Industries, Ltd.      Semiconductor Components Industries, Ltd.
Philips Components Philippines, Inc.           Texas Instruments Inc. (USA)

Fairchild Semiconductor                        Microsemi Corp Integrated Products (formerly Linfinity)
STMicroelectronics                             Semicoa Semiconductors
Power Integrations                             Microsemi USPD
Bourns Ltd. (formerly Power Innovations)       Microsemi Lawrence
International Rectifier Sea Pte. Ltd.          International Rectifier Corp (El Segundo)
Microsemi Corp Integrated Products (formerly   Maxim Integrated Products
Linfinity)

          The following table sets forth our revenues by geographic region (customer domicile):

                                                           Percentage of Revenue
--------------------------------------------------------------------------------
Geographic Region                                           2003   2002   2001
--------------------------------------------------------------------------------
United States                                               38.0%  48.2%  53.4%
Europe                                                      51.1%  39.5%  27.1%
Asia                                                        10.9%  12.3%  19.5%

          Our customers generally do not place their purchase orders far in advance. As a result, we do not typically operate with any significant backlog. Eleven of our customers have placed equipment on consignment with us in our facilities. We are also contractually obligated to make capacity available to selected customers.

Customer Support

          We interact very closely with our customers throughout the qualification stage and production process. We assign a customer service professional to coordinate with the account team composed of package development, process engineering, manufacturing and customer service and logistics support. We also provide immediate technical assistance during the development stage, and detailed electronic information of important indices relevant to the performance of our customers' products once in full production. We have received numerous awards from our customers, including:

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

Quality Management

          We are committed to delivering defect free products and timely services to the utmost satisfaction of our customers with the goal of continuously improving quality, service efficiency, cost and technology, while ensuring product safety and the well being of our employees, customers, users and the environment. We believe quality is the responsibility of each individual employee in the Company. Quality ownership is implemented through Total Control Methodology (TCM), a discipline approach benchmark from Motorola in the early years of PSi. We have implemented and count Advanced Product Quality Planning and Control Plan, Potential Failure Mode and Effect Analysis (FMEA), Poka Yoke, seven Quality Tools and 8D as among our Quality control and monitoring tools. We believe that our corporate-wide commitment to quality and our total quality management system are key elements of our semiconductor assembly and test operations. As of December 31, 2003, we employed 443 (378 in the Taguig facility, 64 in the Laguna facility, and 1 in the Chengdu facility) professionals, engineers, technicians and other employees dedicated to quality control.

          Our facilities in Taguig and Laguna are ISO 9001/2000, ISO14001 and TS16949 certified. We are the first Philippine company to be given the TS16949 (1999 version) certification in the Philippines. Our Laguna facility is a Bosch-certified site. ISO 9002 is a worldwide manufacturing quality certification program regarding industrial quality systems that is administered by a third party certifying body, in our case TUV Product Service, under the auspices of the Independent Standards Organization. TS 16949 is the international version of QS 9000

(manufacturing certification program used mainly by American car manufacturers) and harmonizes the QS 9000 requirements with other requirements generally used by European car manufacturers.

          Our Taguig facility is listed in both Mil-PRF-19500 and Mil-PRF-38535 programs of the United States Defense Supply Center Columbus (US DSCC). Certification through these programs is required in order to supply products for U.S. military defense use.

          We are also certified by Infineon, Motorola, Texas Instruments, Philips and ST through their supplier development programs. Our product has passed the rigorous Moisture Sensitivity Level 1 tests, a standard traceable to JEDEC (formerly known as Joint Electron Device Engineering Council - a semiconductor engineering standardization body of the Electronic Industries Alliance, a trade association that represents all areas of the electronics industry) J-STD-020B requirements, and Underwriters Laboratory for Industrial Safety.

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

          On November 3, 2003, PSi Technologies, Inc. and PSi Technologies Laguna, Inc. jointly incorporated PSi Technologies China Holdings Co., Limited; a Hong Kong registered company, for the establishment of a Joint Venture Company with Tak Cheong Electronics (Holdings) Co. Ltd. Discussions with Tak Cheong were later terminated due to the parties' inability to enter into a definitive joint venture agreement. Consequently, the boards of PSi Technologies, Inc. and PSi Technologies Laguna, Inc. authorized the deregistration of PSi Technologies China Holdings Co., Limited, which had never commenced business subsequent to its incorporation, from the Companies Registry of Hong Kong. The deregistration is ongoing.

          Subsequent to the signing of an Investment Cooperation Agreement with the Chengdu Hi-Tech Zone in the People's Republic of China, the Company's principal operating subsidiary incorporated PSi Technologies China Holdings Co. Ltd., a Mauritius registered company, on December 22, 2003 as a holding company for the China operating company. PSi Technologies China Holdings Co. Ltd. then incorporated PSi Technologies Chengdu Co. Ltd., a People's Republic of China registered company, on January 15, 2004. PSi Chengdu is the Company's operating subsidiary in China.

          The following chart shows our corporate structure immediately after the completion of the reorganization and the establishment of a holding and operating company for our China facility.

                                  [FLOW CHART]

D.   Property, Plant and Equipment

Facilities and Real Property

          Our headquarters, administrative offices and principal assembly and operations are located at our Taguig facility in Metro Manila, Philippines. We have a second assembly operation at our Laguna facility located approximately 30 miles south of Manila. We also have U.S. marketing offices in South San Francisco, California, and in Tempe, Arizona. In addition, we have a sales and marketing office in Tokyo, Japan under our arrangement with Tokai Bussan of Japan. Our Philippine-based operations are close to major Asian semiconductor foundries and provide easy air, land and sea access and rapid customs processing and shipment.

          We have occupied our Taguig facility since 1988. Our Taguig facility is housed in a series of structures totaling 19,264.1 square meters or 207,282 square feet, on a site consisting of approximately 25,650.1 square meters or 275,995 square feet. There is 6,941.3 square meters, or 74,688 square feet, dedicated to assembly and test operations. This facility is designed to accommodate 1,780.2 square meters, or 19,155 square feet, of test space and 5,161.0 square meters, or 55,533 square feet, of assembly space. PSi owns the leasehold improvements. Food Terminal Inc., a wholly owned government entity, leases the land to us. Additional land and buildings were sub-leased to us from Tierra Factors Corporation, an independent third party, which in turn leased the land from Food Terminal Inc. The land lease arrangement with Food Terminal Inc. expires on August 15, 2004 and the sub-lease arrangement with Tierra Factors Corporation expired in 2002, co-terminus with the expiration of Tierra Factors Corporation's lease with Food Terminal Inc., the owner of the land. We subsequently entered into a lease arrangement with the Food Terminal Inc. for the land and buildings that were previously subleased from Tierra Factors Corporation. This lease arrangement expires in 2004. We are currently in negotiations with Food Terminal Inc. for the terms and conditions governing the renewal of the lease. We anticipate closing negotiations and renewing the lease prior to the expiry of the current lease. In 2001, we also leased an adjacent warehouse that now serves as our second Annex facility in Taguig. This is under a lease agreement with Food Terminal Inc. and will expire in 2015. As of May 17, 2004 and subject to terms and conditions, our Taguig facility is registered under R.A. No. 7916, otherwise known as the Special Economic Zone Act of 1995, which created the Philippine Economic Zone Authority (PEZA).

          We have occupied our Laguna facility since September 1999. The building is approximately 5,897 square meters, or 63,452 square feet, with 3,835.9 square meters, or 41,275 square feet, dedicated to assembly and test operations, and located on 8,612 square meters, or 92,655 square feet, of land. This facility is designed to accommodate 742.4 square meters, or 7,988 square feet, of test space and 3,093.5 square meters, or 33,286 square feet, of assembly space. We lease the land and building under an eight-year lease from RBF Development Corporation, an independent third party. During the term of our lease, we have an option to purchase the building and, subject to foreign ownership restrictions under the Philippine Constitution, we also have an option to purchase the land.

          We have a third facility which we acquired through our affiliate, Pacsem Realty, Inc. at a site near our existing facility in Laguna where construction of the building shell was completed in 2001. We have deferred its activation due to the effects of the downturn of the semiconductor industry and the recent registration of our Taguig facility under the Philippine Economic Zone Authority. In light of this and the establishment of a new facility in China, we will have to consider the competitive option when locating new business or expansion in the future. In accordance with the impairment review done in 2003, which includes a company-wide evaluation of underutilized and/or unutilized assets, a detailed update of operating and cash flow projections, and appraisal of the real properties located in the third facility, we took an asset impairment charge of $0.9 million in 2003 against the carrying cost of the third facility. Currently, we are evaluating our options with regard to future expansion in the site and also the possibility of selling or leasing the third facility to a third party.

          PSi signed an Investment Cooperation Agreement with the Chengdu Hi-Tech Zone (CDHT) on December 7, 2003. As part of the agreement, PSi will lease for a period of three years with option to purchase within the three years, two (2) pre-fabricated buildings for the purpose of providing assembly and test services in the Chengdu Sichuan Export Processing Zone, Chengdu City, Sichuan Province, People's Republic of China. Each building has a covered area of approximately 2,592 square meters sited on approximately 4,117.5 square meters of land. PSi has an option to purchase within three years, two (2) adjacent parcels of land each measuring 17,500 square meters. A formal lease agreement was signed with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., a corporation of the CDHT, on January 19, 2004.

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

          The following table lists the major assembly and test equipment by type, number in use and the principal supplier or manufacturer of the equipment we use:

Type of Equipment          Number in Use                             Supplier/Manufacturer
-----------------------    ---------------------------------------   -------------------------
Wire bonders               1 unit triple head (PSi-owned)            Delvo
                           75 units Dual Head (74 units PSi-owned)   Orthodyne
                           177 units Single Head (172 units          ASM
                           PSi-owned)

Die bonders                146 units (145 units PSi-owned)           Esec
                                                                     ASM

Integrated DA-WB           6 units (PSi-owned)                       Shinkawa

Mold systems
   - mold presses          63 units (61 units PSi-owned)             Fusei
                                                                     Fujiwa
   - mold tools            134 units (114 units PSi-owned)           Korea Tooling Engineering
                                                                     CPC
                                                                     Micron
                                                                     Hanmi
   - auto mold system      10 units (8 units PSi-owned)              TOWA
                                                                     Fujiwa

Plating systems            9 units (all PSi-owned)                   MECO
                                                                     CEM

Semi-auto and full-auto    136 units (115 units PSi-owned)           Hamamura
trim/form/singulation                                                Korea Tool Engineering
systems                                                              Samil

Testers                    246 units (176 units PSi-owned)           Tesec
                                                                     Lorlin
                                                                     LTX
                                                                     CATS
                                                                     Statec

Test handlers              190 units (143 units PSi-owned)           Tesec
                                                                     MCT
                                                                     Daymarc
                                                                     Exatron
                                                                     Ismeca

Environmental Matters

          Our assembly and test operations do not generate significant pollutants. Our operations are subject to regulatory requirements and potential liabilities arising under Philippine laws and regulations governing among other things, air emissions, wastewater discharge, waste storage, treatment and disposal, and remediation of releases of hazardous materials and wastes. We are also compliant to international agreements covering environmental issues like the Geneva Convention, Basel Convention, Kyoto Protocol and the requirements of the European Union on banned and regulated substances.

          We have programs on waste minimization, toxic and hazardous waste management, and air and water management. To ensure that we are meeting government wastewater standards, the construction of our new wastewater treatment plant is almost completed and is expected to be fully operational in the third quarter of 2004.

          Expenditures on environmental compliance currently represent a significant portion of our operating expenses. Both our plant in Taguig and Laguna are ISO14001 certified and have been given the Certificate of Green Partnership by Sony Corporation.

          Respective permits on pollution control or emission source installation and wastewater effluent discharge from the Environmental Management Bureau of the National Capital Region (EMB-NCR, a government agency) and the Laguna Lake Development Authority (LLDA) cover our compliance with Philippine government regulations. EMB and LLDA are government implementing and regulating bodies that oversee air emissions, hazardous wastes management and wastewater discharges. Our respective license for radioactive materials and the use of nitric acid are issued by the Philippine Nuclear Research Institute
(PNRI) and the Philippine National Police, both government-implementing bodies. We are also affiliated with Pollution Control Association of the Philippines, Inc., Association of Electronics and Semiconductors for Safety and Environmental Protection and Water Environment Association of the Philippines.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Executive Overview

          The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the fiscal years ended December 31, 2003, 2002 and 2001. This discussion should be read in conjunction with our consolidated financial statements and related notes included in Item 18 of this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Item 3--Key Information--Risk Factors" as well as those discussed elsewhere in this annual report. Our audited consolidated financial statements are reported in U.S. dollars and prepared in conformity with U.S. GAAP.

          We are a leading independent provider of assembly and test services to the power semiconductor market. We provide comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. We provide these assembly and test services to vertically-integrated semiconductor device manufacturers and semiconductor companies which do not have their own assembly and test facilities. Our customer base includes the majority of the major power semiconductor manufacturers in the world. We also provide assembly and test services for specialized non-power semiconductor packages used for industrial, automotive, military and computer peripheral applications. We generate all of our revenue through the power and non-power semiconductor assembly and test services we provide to our customers.

          As a percentage of our revenue, revenue from power-related assembly and test services was approximately 83% in 2001, 89% in 2002, and 94% in 2003. We intend to continue focusing on power-related services in the future as this distinguishes us from our competitors, as we provide one of the broadest arrays of power packages within the industry and gain specialized expertise in the assembly and test of power semiconductors. For these reasons, we believe our focus will improve our product mix and lead to increased revenue in this area.

Semiconductor Industry Impact

          Market conditions in the semiconductor industry as a whole and, increasingly, the power semiconductor market segment substantially affect our business. According to various reports of the Semiconductor Industry Association
(SIA), the worldwide semiconductor market expanded by 36.8% to $204.4 billion in 2000, fell by 32.0% to $139 billion in 2001, grew by 1.3% to $140.7 billion in 2002, and expanded by 20.3% to $169.3 billion in 2003. The power semiconductor market, a subset of the overall semiconductor market, expanded by 34.5% to $20.7 billion in 2000, fell by 27.2% to $15.1 billion in 2001, grew by 5.4% to $15.9 billion in 2002, and expanded by 11.7% to $17.8 billion in 2003. Based on available research data from iSuppli, a research firm, the assembly and test market segment represents approximately 21% of total power semiconductor billings, or $3.7 billion in 2003; and that our addressable market is approximately 15% of the power assembly and test market. The addressable market, approximately $571 million, is the portion outsourced to third party assembly and test providers such as our company. Our net revenues expanded by 46.4% to $73.7 million in 2000, fell by 27.4% to $53.5 million in 2001, and with the recovery in underlying markets grew by 32% to $70.5 million in 2002, and by 9% to $76.9 million in 2003.

          The semiconductor industry is highly cyclical. Although the semiconductor industry has grown overall since 1993, there were downturns in 1996, 1998 and, as disclosed above, in 2001, which continued through 2002 due to significant pricing pressure. The 32% decline in 2001 is considered by industry experts as the worst downturn in the industry's history and, according to industry experts, is largely attributable to overcapacity, reduced product demand, excessive inventory stockpiles, increased competition and lower pricing. We, however, managed this pricing erosion by implementing cost reduction measures in our production lines starting in 2001 and by focusing on the power semiconductor market, which, historically, has experienced longer product life cycles, and less average selling price erosion than the market for non-power integrated circuit semiconductors.

Capacity Utilization

          Our results of operations are affected by the capital-intensive nature of our business. A significant portion of our costs, principally relating to assembly and test equipment, are fixed. Increases or decreases in capacity utilization rates can have a significant effect on our gross margin and profitability since the unit cost of our services generally decreases as fixed costs, such as equipment depreciation expense, are spread over a larger number of units. Depreciation expense as a percentage of cost of sales was 22% in 2001, 18.7% in 2002 and 19.1% in 2003. Depreciation as a percentage of cost of sales increased in 2001 as a result of our increased investment in equipment to expand our assembly and test capability, decreased in 2002 because of the increase in sales, and increased in 2003 as a result of our increased investment in equipment to expand our assembly and test capability in the Philippines.

Pricing

          Our results of operations also are affected by decreases in the average selling price of our semiconductor device packages. The erosion of the average selling price generally has been less severe in the power semiconductor market than the non-power integrated circuit semiconductor market. We attempt to offset these decreases in average selling price by developing and marketing larger and higher-priced packages and services, taking advantage of economies of scale and higher productivity resulting from higher volumes, and developing and implementing other cost reduction strategies. These should allow us to obtain higher margins on our device packages, which should, in turn, help to mitigate selling price erosion. In the past, we have successfully negotiated volume discounts on raw materials as our production volumes have increased. We also operate captive assembly and test lines for two of our customers using equipment consigned to us by those customers. These arrangements tend to reduce our fixed costs and provide us with improved margins and profitability as a result of lower equipment depreciation expenses since the customer owns the equipment lines.

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

Increased Profitability

          In 2003, we increased profitability by reducing costs by substituting raw materials and suppliers for some of our packages and certain raw materials, improved our manufacturing yields, reduced non-value added functions and redundant positions to enhance productivity, reduced manufacturing cycle time, and undertook measures to improve quality.

          For 2004, we are trying to increase profitability by undertaking measures to lower the variability of customer loadings through new captive businesses such as the transfer and outsourcing Philips' internal assembly and test facility to our facility in China, manage customer and package mix towards higher average selling price and margin packages, reduce our operating costs by lowering the cost of raw materials and overhead, improving productivity, manufacturing efficiency and equipment capabilities, rationalize capital expenditures to a minimum level, develop and enter into partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions, and dispose of impaired assets to recover value. In addition, we are in the process of declining business or negotiating price increases for business with low or negative margins, consolidating similar lines among our manufacturing facilities to derive economies of scale and operational efficiencies, consolidating leadframe purchases to our top 2 or 3 suppliers in order to leverage volume discounts, qualifying aluminum-to-copper wire bonding and converting from nickel-plated to bare copper leadframes to achieve up to a 12% reduction in leadframe costs, and qualifying alternative lower cost suppliers of raw materials.

Organization and Facilities

          We conduct our operations almost exclusively in the Philippines through several subsidiaries. PSi Technologies, Inc. is our principal operating subsidiary and operates our main assembly and test facility located in Taguig, Metro Manila. We commenced commercial operations at our Taguig facility in 1988. PSi Technologies Laguna, Inc., our other operating subsidiary and a wholly owned subsidiary of PSi Technologies, Inc., operates our second assembly and test facility located in Calamba, Laguna. We commenced commercial operations at our Laguna facility in late 1999, and expanded its capacity during 2000. PSi Technologies Chengdu Co. Ltd., our other operating subsidiary and a wholly owned subsidiary of PSi Technologies China Holdings Co. Ltd. (a Mauritius company), operates our assembly and test facility located in Chengdu, Sichuan Province, People's Republic of China.

          We continued to defer the activation of our third facility in the Philippines, in view of the signing of an Investment Agreement with the Chengdu Hi-Tech Zone for the establishment of an assembly and test facility in China. In the future, we will allocate and concentrate our production of power packages in accordance with the competitive position of each facility. Because of this, we applied an asset impairment charge of $0.9 million against the book value of the third facility following an impairment review of all our assets.

          Pacsem Technologies, a wholly owned subsidiary of PSi Technologies, Inc., is a California-based corporation that conducts our marketing activities in the United States. In addition, we have a marketing office in Tempe, Arizona; we also have a sales and marketing office in Tokyo, Japan under a sales and marketing agreement dated September 18, 2001 with Tokai Bussan Co. Ltd. of Japan.

          As part of our strategy to provide assembly and test services in China, PSi Technologies, Inc., signed an agreement with the Chengdu Hi-Tech Zone
(CDHT) to lease for a period of three years with option to purchase within three years, two (2) pre-fabricated buildings for the purpose of providing assembly and test services in the Chengdu Sichuan Export Processing Zone, Chengdu City, Sichuan Province, People's Republic of China. Each building has a covered area of approximately 2,592 square meters sited on approximately 4,117.5 square meters of land. Further, we have the option to purchase within 3 years, two (2) adjacent parcels of land each measuring 17,500 square meters. We signed a lease agreement with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., a corporation of the CDHT, on January 19, 2004. On January 14, 2004, we signed a long-term supply agreement with Philips to provide outsourced power semiconductor assembly and test services through our facility in Chengdu, Sichuan Province, Peoples' Republic of China. The products to be packaged and tested for Philips are bipolar power products ranging from epitaxial diodes, deflection transistors, damper diodes, triacs and thyristors. The end applications for these products are consumer electronic devices, white goods, lighting, power supplies and industrials for the international and China markets. As part of the agreement, we expect Philips to progressively transfer its production of bipolar products, currently located in Philips' assembly and test facility in Cabuyao, Laguna Province, Philippines, to PSi in China. The transfer commenced in the first quarter of 2004 is expected to extend to 2005. We currently provide assembly and test services to Philips in the Philippines, augmenting Philips' internal capacity to meet market demand for its products and packages. We expect our China facility to begin commercial operations in the third quarter of 2004, after passing the required qualification and audit by Philips.

          We are establishing an assembly and test facility in China for the following reasons:

     . Drive profitability and growth by establishing low cost high volume manufacturing center as customers accelerate their migration towards China based assembly and test solutions and costs;

     . Integrate our company into the supply chains of our customers, and transform our company from a provider of overflow capacity to a provider of base capacity. The provision of base capacity lessens the volatility of our customer loadings; and

     . Tap high growth market with large and growing pool of end users as customers look towards China to drive revenue growth.

          According to an International Finance Corporation (IFC) commissioned Booz Allen Hamilton study, "Emerging market production will grow by $60 billion during the next 3 years, 77% of new growth will be in China. As a result, China's share of global electronics production will nearly double from 8.1% to 14.3% by 2005 - passing Western Europe." Further, "China will hold commanding positions in key value chain elements, for example, more than 50% of final assembly will be in China by 2005." Finally, "Emerging markets investment is driven predominantly by the need to access low cost labor and satisfy growing local demand."

     A chart of our manufacturing facilities is provided below:

                                               Maufacturing Sites

---------------------------------   ----------------------------------   ---------------------------------------
       Site 1 (Operational)                Site 2 (Operational)                           Site 4
        Food Terminal Inc.          Site 3 (Construction Discontinued)    Sichuan Chengdu Export Processing Zone
      Special Economic Zone            Carmelrey Industrial Park II                Chengdu Hi-Tech Zone
Taguig, Metro Manila, Philippines   Barangay Tulo, Laguna, Philippines           Chengdu, Sichuan, China

          Operated by:                         Operated by:                           Operated by:
      PSi Technologies, Inc.           PSi Technologies Laguna, Inc.        PSi Technologies(Chengdu) Co., Ltd.
---------------------------------   ----------------------------------   ---------------------------------------

Currency Considerations

          We use the U.S. dollar as our functional currency because all our revenue and substantially all our costs are denominated in U.S. dollars. Accordingly, monetary assets and liabilities denominated in Philippine pesos and other foreign currencies have been translated into U.S. dollars using the exchange rates at the relevant balance sheet date. Non-monetary items are translated at historical rates and translation gains and losses from those translations are credited or charged to current operations. We also experience foreign currency exchange gains and losses arising from transactions in currencies other than our functional currency. For example, labor costs are denominated in Philippine pesos and a small amount of our equipment and raw material costs are denominated in Japanese yen. Gains and losses from those foreign currency transactions are also credited or charged to current operations. In addition, we benefit from a number of tax incentives available in the Philippines. See discussion below in "Liquidity and Capital Resources -- Special Tax Status."

2003 Highlights

          Highlights for 2003 are:

          . Manufacturing. We focused on improving all aspects of our manufacturing operations, including the substitution to lower cost raw materials and suppliers, improvements in productivity resulting in a 1% decline in labor and overhead expenses despite a 22% increase in sales volumes, and enhancement in manufacturing systems which resulted in lower cycle times and quality incidents, and ultimately, in higher customer rankings.

          . Marketing. With the decline in revenues during the third quarter of 2003, we reviewed our package, customer and technology portfolio against our available production capacities and core competencies. We then adjusted our marketing strategies to target higher margin and average selling price packages, and allocated capacities and priorities accordingly. Equipment with low utilization rates, packages with low margins, and technologies that were not part of our core competency, were impaired through a $10.5 million special charge. We decided to concentrate all demand for Philippine based assembly and test services in our two operational facilities in the Philippines, and defer activation of our third facility. The deferral resulted in a $0.9 million impairment charge on the facility.

          More significantly, we endeavored to lower the volatility of our customers' loadings with us, through captive line arrangements wherein our customers offload through a sale or consignment agreement, their internal assembly and test capacities to us. We estimate that a significant proportion of our loadings are under an overflow or excess capacity arrangement.

          . Financing. We evaluated all available options to pay off or refinance supplier credits incurred in the capital expenditure program of prior years and increase bank credit facilities available to us. In July 2003, we issued a $4.0 million exchangeable senior subordinated note to Merrill Lynch Global Emerging Markets Partners, L.P. due in 2008 and bearing interest at a rate of 10% per annum. The exchangeable note was issued to pay for certain liabilities related to our capital expenditures incurred over the past year which are due by the end of the second and third quarters of 2003 and could not be payable out of current cash flow from operations or available lines of credit at that time. See "Item 7 - Major Shareholders and Related Party Transactions - The Merrill Lynch Exchangeable Note." On August 27, 2003, we renewed and increased our trade receivable and financing facility from $5.0 million to $10.0 million from the Singapore Branch of Raiffeisen Zentralbank Osterreich AG (RZB-Austria).

This will mature by December 31, 2004 with renewal options based on mutual agreement of both parties. The total loan balance under this credit facility was $6.6 million as of December 31, 2003 and $5.0 million as of December 31, 2002. On December 21, 2003, we successfully negotiated with ON Semiconductor for deferred payment of a $2.8 million interest free equipment loan, which was due in December 14, 2003. Under the agreement, we will pay down the liability on a monthly basis at an amount dependent on the production volume of that customer, but with a final balloon payment due in June 2005.

2004 Outlook

          We intend to strengthen our position as a leading global provider of assembly and test services targeted specifically at the power semiconductor market in the following ways:

..    Focus on the Power Semiconductor Market and Capitalize on the Trend Toward
     Outsourcing

          We plan on continuing to focus our expertise on the power semiconductor market, which is expected to grow by 8.4% compounded annually from 2001 to 2006, according to SIA Statistics. We intend to further expand our business by capitalizing on the accelerating trend toward outsourcing in that market. The power semiconductor manufacturing services market is large and under-penetrated by independent assembly and test service providers. The trend toward outsourcing is expected to increase from a penetration rate of 15% in 2003 to 25% in 2006, as an increasing number of IDMs take advantage of the cost savings and strategic advantages of outsourcing. A number of our current customers already have indicated their intention to outsource an increasing portion of their semiconductor manufacturing needs to independent manufacturing service providers. We believe that our established, strategic customer relationships provide us with a competitive advantage in capturing these outsourcing opportunities.

..    Strengthen and Expand Our Strategic Customer Relationships

          We intend to strengthen our existing relationships with our key strategic customers to win an increasing percentage of their back-end production business, as we transform our business model from a provider of overflow capacity to a provider of base capacity. Our major IDM customers' in-house assembly and test capacity represents both our largest competition and our best opportunity for incremental growth. We intend to capture our key customers' outsourced assembly and test business by working closely with them to meet their product performance requirements, offering them the broadest array of power packages and services in the industry, and aggressively managing our supplier relationships and the manufacturing process to reduce costs. In addition, as a result of the industry downturn in 2001, it appears that some of our customers intend to consign or sell their manufacturing assets to a third party assembly and test provider as a strategy for reducing their cost structures and capital costs, without reducing assembly and test capacities; and focus on wafer semiconductor manufacturing while outsourcing their assembly and test requirements to independent third-party providers to reduce capital expenditures. For our customers in this situation, we are able to offer a structured off-load program whereby we would either acquire their assembly and test equipment or setup a separate facility to accommodate, manage and operate our customers' equipment, as well as the volume of products that they package in these same lines. Under these arrangements, we would either purchase the equipment with payment spread over a number of years under a deferred payment plan that is based on the volume of business they outsource to us, or enter into a consignment agreement wherein the customer retains legal ownership of the equipment.

          Some of the key transfers and offload programs undertaken include the ON Semiconductor Guadalajara offload program in 2001 and the ongoing transfer of Philips' production equipment to our facility in China.

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

..    Build Additional Assembly and Test Capacity to Serve Growing Customer
     Demand

          We will respond to the growth in power semiconductor demand, and the increasing requirements of our customers, by expanding our assembly and test capacity and rationalizing our manufacturing sites to derive greater economies of scale. We have expanded in China to integrate our company further into the supply chains of our customer, tap high growth markets, and provide cost competitive services. Conversely, growth in the Philippines was channeled towards the two existing operational facilities to derive greater economies of scale, and construction and activation of our third facility in the Philippines was put on hold until the two existing sites can no longer accommodate growth in the business and demand for power semiconductor assembly and test services in the Philippines expands.

..    Expand into New Geographic Markets and Maintain Diversified Global Customer
     Base

          We are in the process of expanding into new geographic markets while maintaining a diversified customer base. Specifically, we have a sales and marketing agency agreement with Tokai Bussan of Japan under which Tokai Bussan Co. Ltd. will introduce us to prospective customers, assist us in negotiating and closing assembly and test service contracts, and serve as a liaison with our customers in order to address their needs. We believe the Japanese market complements our existing customer base and represents a significant outsourcing opportunity for power semiconductor assembly and testing services. Of the top ten power semiconductor makers in the world, three are Japanese companies. Our efforts in Japan will complement our efforts in Europe, the United States and elsewhere in Asia where we have built a balanced customer list of top-tier power semiconductor manufacturing companies.

          We also believe that our new facility in China will be a significant driver of future revenue growth. The facility will support our customers' rapidly growing activities in China by providing low cost assembly and test services in proximity to our customers' manufacturing facilities and end markets.

Critical Accounting Policies

          Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with United States generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to depreciation, impairment, bad debts, inventories, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of its consolidated financial statements.

Depreciation and Amortization

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

Valuation and Impairment

          We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We determine whether or not the assets are recoverable based on estimated undiscounted future cash flows to be generated by the assets. We recorded an impairment loss of $146,965 in 2002 representing the write down of a subsidiary's construction in progress to zero. Such construction has been discontinued as a result of the downturn in the worldwide electronics industry. In the third quarter of 2003, we experienced a 21.7% sequential decline in sales, primarily due to our customer's decision not to compete with the pricing strategy of China suppliers for certain voltage regulator products. This resulted in a 43.4% sequential decline in Texas Instruments' (TI) revenues with us. Since then, the loading of TI has been erratic and inconsistent, leading to lower fourth quarter revenue growth in 2003. A review was undertaken to identify equipment with low utilization rates, packages with low margins, and technologies that were not part of our core competency, as candidates for impairment, given the existence of events or changes in circumstances that indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment loss to be recognized, if any, is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We estimated the fair value of such assets using the present value method. The cash flow was discounted at a nominal rate of 15% on a pre-tax basis. The nominal discount rate was determined using the rate of our most recent long-term financing activity, the exchangeable senior subordinated note, which carried an interest rate of 10% plus 2.5% in withholding taxes payable by us to Philippine tax authorities plus 2.5% risk premium. Based on discussions with Philippine financial institutions, financing of this nature typically carry interest rates of 10 to 15%, depending on the financial condition of the company. The undiscounted future net cash flows and fair value of assets are subject to change depending on the actual sales, margins, and salvage value of the impaired assets that may be realized by us in the future. Had we used a discount rate of 10%, we would have incurred special charges relating to equipment of $10.0 million, instead of $10.5 million. We continued to defer the activation of our third facility in the Philippines, in view of the signing of an Investment Agreement with the Chengdu Hi-Tech Zone for the establishment of an assembly and test facility in China. We realized the need to locate new business in the most cost competitive area. Based on the review of long-lived assets, we took an asset impairment charge of $0.9 million in 2003 against the carrying cost of the third facility. As a result of this review, we incurred impairment losses on equipment and property, provisions for inventory losses, and write off of inventories and deposits totaling $12.9 million.

Revenue Recognition

          Revenues from packaging semiconductors and performing test services are recognized upon shipment or completion of the services. We do not take ownership of customer-supplied semiconductor raw materials such as wafers. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. Such policies are consistent with the provisions of the US Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition."

Allowance for Doubtful Accounts

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

Inventory Valuation

          We write down inventory for estimated obsolescence or non-moving inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions less costs to dispose. If actual market conditions are less favorable than those projected by Management, additional inventory allowances may be required.

Valuation Allowance for Deferred Tax Assets

          For the year ended December 31, 2003, we wrote off deferred tax assets to an amount we believe is realizable in the future. While we have considered future taxable income, income tax holiday incentives and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

          In May 2004, the area where the facilities of PSi Technologies are located was declared as an export zone. All of its operations which have previously been entitled to tax holiday incentives or taxed at 32% based on net income shall be taxed at 5% of gross income in lieu of all taxes. Gross income is defined as net sales less cost of sales. Consequently, certain deferred tax benefits shall no longer be deductible items of PSi Technologies. The deferred tax assets have been reduced to the extent that such will not be of benefit to PSi Technologies.

Contingencies

          We are subject to certain legal proceedings, lawsuits and other claims. We assess the likelihood of any adverse judgment or outcome related to these matters, as well as potential ranges of probable losses. Our determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue, often with the assistance of outside legal counsel. We record provisions in our consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

A.        Results of Operations

          The following table presents selected operating data as a percentage of revenue for the periods indicated:

                                                For the years ended December 31
                                                -------------------------------
                                                  2000    2001    2002    2003
                                                 -----   -----   -----   -----
Revenue .....................................    100.0%  100.0%  100.0%    100%
Cost of Sales ...............................     80.6    96.8    97.2    97.7
                                                 -----   -----   -----   -----
Gross margin ................................     19.4     3.2     2.8     2.3
Operating expenses
   General and administrative ...............      7.0    10.6     8.8     9.2
   Special charges ..........................       --      --      --    16.8
   Sales and marketing ......................      1.2     1.8     1.6     1.0
   Research and development .................      1.3     1.3     1.8     0.9
                                                 -----   -----   -----   -----
      Total operating expenses...............      9.5    13.7    12.2    27.9
                                                 -----   -----   -----   -----
Income (loss) from operations................      9.9   (10.5)   (9.4)  (25.6)
Other income (expenses)-net
   Interest and bank charges - net...........      0.9     0.2    (0.6)   (1.6)
   Foreign exchange gains (losses)...........      1.0     1.5     0.0    (0.3)
   Gain on disposal of fixed assets..........       --      --     0.1      --
   Early retirement costs....................       --    (1.3)     --      --
                                                 -----   -----   -----   -----
      Total other income (expense)...........      1.9     0.4    (0.5)   (1.9)
                                                 -----   -----   -----   -----
Income (loss) before income tax and
minority interest............................     11.8   (10.1)   (9.9)  (27.5)
Income tax expense (benefit).................     (1.0)   (0.0)   (0.0)   (0.2)
Minority interest ...........................      0.2    (0.2)    0.1     0.0
                                                 -----   -----   -----   -----
Net income (loss) ...........................     11.0%  (10.3%)  (9.8%) (27.3%)
                                                 =====   =====   =====   =====

Year to Year Comparison for Years Ended 2000 to 2003

Revenues and Gross Margins

                                             For the years ended
                                            (Thousands of dollars)
                    ---------------------------------------------------------------------
                                       % change             % change             % change
                     2000     2001    from 2000    2002    from 2001    2003    from 2002
                    ---------------------------------------------------------------------
Revenue..........   73,671   53,512    (27.4%)    70,537     31.8%     76,933      9.1%
Cost of Sales....   59,382   51,824    (12.7%)    68,535     32.2%     75,173      9.7%
                    ------   ------               ------               ------
Gross profit.....   14,289    1,688    (88.2%)     2,002     18.6%      1,760    (12.1%)
Gross margin
percentage.......     19.4%     3.2%                 2.8%                 2.3%

          2003 versus 2002. Revenues increased 9.1%, from $70.5 million in 2002 to $76.9 million in 2003, primarily due to a 22% increase in volume of sale of semiconductor packages shipped to existing customers and new customers. On a per package basis, our average selling price, however, decreased by an average of 10% due to the decline in selling prices to our customers while changing product mix to certain high volume package lines lowered overall average selling prices further. The decrease in selling price is a result of continued pressure from the consumer market to deliver end products at the most competitive prices. We do not anticipate further declines in average selling prices for the balance of 2004. The volume of power packages shipped increased 31% in 2003 compared to 2002, and accounted for 94% of our net sales in 2003 compared to 89% in 2002. The increase in sales volume is largely attributed to the increase in demand of semiconductor industry as a whole combined with increased outsourcing activity from our customers.

          By geographical market, sales to our customers in the United States decreased 14% from $34.0 million in 2002 to $29.2 million in 2003 due to a decrease in sales to Semiconductor Components, more commonly known in the industry as ON Semiconductor which was brought about by a decrease in demand for their products. As a percentage of revenue, sales in the United States decreased from 48% in 2002 to 38% in 2003 due to an increase in sales in Europe. Our sales to Europe increased 41% from $27.9 million in 2002 to $39.3 million in 2003, primarily due to an increase in sales to Infineon Technologies, ST Microelectronics, and Philips. Sales to our customers in Asia decreased 3% from $8.7 million in 2002 to $8.4 million in 2003 due to a decrease in sales to Texas Instruments Phils. and National Semiconductor. The reduction in sales in Asia was partially offset by the increase in sales to Fairchild Semiconductor and Vishay Intertechnology Asia Pte Ltd. However, the geographical distribution of our revenue is classified according to the domicile of our customers, and not according to the actual locations where the end products are finally assembled, marketed and sold.

          Cost of sales includes raw materials used to assemble our packages, depreciation of assembly and test equipment, labor and attributed overhead. Cost of sales increased 9.7% from $68.5 million in 2002 to $75.2 million in 2003, primarily due to increases in production volume. Raw material costs increased by 17% in 2003 compared with 2002 largely due to the increase in production volume, while manufacturing expenses (direct labor and overhead) decreased by 1% in 2003 compared with 2002 due to the various cost reduction measures we implemented. With additional capital investments, depreciation expenses in 2003 increased 12% from 2002. As a result, gross profit decreased by 12% from $2.0 million in 2002 to $1.8 million in 2003. Our gross margin decreased from 2.8% in 2002 to 2.3% in 2003.

          The increase in copper prices, which is the base material for our products, did not affect us in 2003. For 2004, we anticipate the increase in copper prices to increase the cost of our raw materials. Currently, we are undertaking measures to substitute materials or suppliers for our products as well as pass such increases in raw material costs to our customers.

          Gross margins, however, are largely affected by the percentage of depreciation to cost of sales. Depreciation as a percentage of cost of sales is 19.1% in 2003 and 18.7% in 2002. Moreover, the 10% reduction in average selling price in 2003 pushed our gross margins downwards. Nevertheless, we anticipate greater economies of scale in both our Taguig and Laguna facility as more products run in our facilities. We expect depreciation as a percentage of revenue to go down in 2004 because of higher capacity utilization in both plants.

          2002 versus 2001. Revenues increased 32%, from $53.5 million in 2001 to $70.5 million in 2002, primarily due to a 62% increase in the volume of sales of semiconductor packages shipped to existing customers and new customers. We continued to experience pricing pressure, with average selling prices falling by 6%, due to excess capacity within the industry and limited pricing power. The volume of power packages shipped increased 81% in 2002 compared to 2001, and accounted for 89% of our net sales in 2002 compared to 83% in 2001. By geographical market, sales to our customers in the United States increased 19% from $28.6 million in 2001 to $34.0 million in 2002 due to an increase in sales to Texas Instruments, but decreased as a percentage of revenue from 53% in 2001 to 48% in 2002 due to a larger increase in sales in Europe. Our sales to Europe increased 92% from $14.5 million in 2001 to $27.8 million in 2002, primarily due to an increase in sales to Infineon Technologies, ST Microelectronics, and Philips. Sales to our customers in Asia decreased 17% from $10.4 million in 2001 to $8.7 million in 2002 due to the decrease in sales to Power First, Texas Instruments (Phils), and Fairchild Semiconductor. The reduction in sales in Asia was partially offset by the increase in sales to National Semiconductor and Vishay Intertechnology Asia Pte Ltd.

          Cost of sales increased 32% from $51.8 million in 2001 to $68.5 million in 2002, in line with the increase in revenues. However, a change in product mix resulted in a 38% increase in raw materials and manufacturing expenses (direct labor and overhead) in 2002 as compared to 2001. Depreciation expenses increased by 12% in 2002 due to continued investment in manufacturing equipment. Gross profit increased by a lower 19% from $1.7 million in 2001 to $2.0 million in 2002. Our gross margin remained at 3% in 2001 and 2002.

          2001 versus 2000. Revenues decreased 27%, from $73.7 million in 2000 to $53.5 million in 2001, due to a decrease in both total volume, and decline in average selling prices. The 29% drop in power package volumes was the significant contributor to the overall decline in volumes. Average selling prices decreased by 6% due to excess capacity and a change in product mix as lower ASP non-power packages increased to 17% of revenue, from 16% of revenue in 2000. Despite the decline in power package volumes, power packages still accounted for 83% of our net sales in 2001 compared to 84% in 2000. By geographical market, sales to our customers in the United States decreased by only 17% from $34.5 million in 2000 to $28.6 million in 2001 due to an increase in sales to ON Semiconductor, but increased as a percentage of revenue from 47% in 2000 to 53% in 2001 due to a larger decrease in sales in Europe and Asia. Our sales to Europe decreased 34% from $22.0 million in 2000 to $14.5 million in 2001, primarily due to the decrease in sales to ST Microelectronics, Philips Semiconductor and Power Innovations, which was only partially offset by the increase in sales to Infineon Technologies. Similarly, sales to our customers in Asia decreased 39% from $17.1 million in 2000 to $10.4 million in 2001 due to the decrease in sales to Texas Instruments (Phils), Fairchild Semiconductor and Agilent Technologies partially offset by the increase in sales to Power First.

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

Operating Expenses

                                                        For the years ended
                                                      (Thousands of dollars)
                                 ----------------------------------------------------------------
                                                                         %
                                                                      change
                                                   % change            from              % change
                                  2000     2001   from 2000    2002    2001     2003    from 2002
                                 ----------------------------------------------------------------
General and
Administrative................   5,178    5,664      9.4%     6,226     9.9%    7,086     13.8%
Special charges                     --       --       --         --      --    12,896       --
Sales and Marketing...........     850      965     13.5%     1,147    18.9%      762    (33.6%)
Research and Development......     948      691    (27.1%)    1,253    81.3%      723    (42.3%)
                                 ----------------------------------------------------------------
Total Operating Expenses......   6,976    7,320      4.9%     8,626    17.8%   21,467    148.9%


Percentage to Net Sales (%)...     9.5%     13.7%            12.2%                27.9%

          General and Administrative Expenses

          General and administrative expenses consist of salaries and benefits for administrative personnel, depreciation of office furniture and equipment, outside services and professional fees, office utilities, supplies, expenses for investor relations activities, directors' fees and stock compensation costs resulting from the grant of employee stock options.

          2003 versus 2002. General and administrative expenses increased 13.8% from $6.2 million in 2002 to $7.1 million in 2003, principally due to increased depreciation and amortization, and expenses related to our status as a publicly-listed company in the United States, in particular insurance, professional (primarily legal and accounting) and consultancy fees and investor relations costs. Insurance increased primarily because of the general increase of the insurance premiums related to Directors & Officers Insurance, and secondarily due to an increase in property insurance premiums. Professional fees increased due to the legal and other fees incurred in the IPO litigation and legal advice pertaining to corporate governance. We anticipate a final settlement for the IPO litigation in 2004 and expect a decline in legal fees related to this. For insurance, we expect to incur the same level of insurance expense.

          In 2003, we incurred $248,740 in legal costs, travel, professional fees, salaries of employees and other expenses related to our China initiative. For 2004, we will most likely incur an increase in professional fees due to China, however, we anticipate our revenues and earnings will cover such fees.

                                                  For the years ended
                                                (Thousands of dollars)
                           ----------------------------------------------------------------
                                          % change            % change             % change
                           2000   2001   from 2000    2002   from 2001     2003   from 2002
                           ----------------------------------------------------------------
Depreciation and
amortization............    364    547      50.2%      723     32.2%      1,112     53.9%
Insurance...............    136    382     180.7%      560     46.4%        668     19.3%
Professional &
Consultancy Fees........    120    331     176.4%      296    (10.4)%       353     19.2%
Investor Relations......     --    206                 184    (10.5)%       133    (28.2)%
China Expenses..........     --     --        --        --       --         249
                            ---------------------------------------------------------------
Total ..................    620   1466     136.5%    1,763     20.3%      2,515     42.6%
                            ---   ----     -----     -----    -----       -----    -----

          General and administrative expenses as a percentage of revenue increased from 8.8% in 2002 to 9.2% in 2003, as higher growth in depreciation of office equipment, outside services, insurance, facilities, and salaries and benefits outpaced the increase in revenues. These expenses represent 80% of our total general and administrative expenses in 2003 as compared to 75% in 2002. Also, in 2003, stock compensation expense increased to $235,110 in 2003 from $197,331 in 2002. For 2004, we anticipate general and administrative costs to go down as a percentage of revenue as more revenues are expected to be generated from our Taguig, Laguna and China facilities.

          2002 versus 2001. General and administrative expenses increased by 10% from $5.7 million in 2001 to $6.2 million in 2002, principally due to higher depreciation expense and insurance costs. In 2002, stock compensation expense decreased from $239,953 in 2001 to $197,331 in 2002 due to forfeitures of 39,500 stock options of resigned employees in 2002. General and administrative expenses as a percentage of revenue decreased from 11% in 2001 to 9% in 2002, as higher growth in revenue outpaced the increase in insurance, taxes and licenses, and depreciation of office equipment. Insurance increased primarily because of the general increase of the insurance premiums related to Directors & Officers Insurance. The increase in depreciation was due to an increase in office equipment and furniture.

          2001 versus 2000. General and administrative expenses increased 9% from $5.2 million in 2000 to $5.7 million in 2001, principally due to expenses related to our status as a publicly-listed company in the United States, in particular insurance, investor relations expenses, professional and consultancy fees, and stock compensation expenses. In 2001, stock compensation expense of $239,953 represents the full-year cost of the stock compensation, compared to an expense of $179,965 incurred for ten months in 2000. Our stock option plan was approved by our board of directors in February 2000. Insurance increased due to higher insurance premiums arising from an increase in equipment values insured. The increase in professional & consultancy fees and investor relations expense was due to the listing of our ADS in the Nasdaq Stock Exchange. Together, these led to an increase in general and administrative expenses to 11% of sales in 2001, from 7% in 2000.

Special Charges

          In the third quarter of 2003, we experienced a 21.7% sequential decline in sales, primarily due to the decision of one of our customers (Texas Instruments) not to compete with the pricing strategy of suppliers in China for certain voltage regulator products. This resulted in a 43.4% sequential decline in Texas Instruments (TI) related revenues for us. Since then, the loading of TI has been erratic and inconsistent, leading to lower fourth quarter revenues. This prompted us to undertake a review to identify equipment with low utilization rates, packages with low margins, and technologies not consistent with our core competency, as candidates for impairment. If such assets are considered to be impaired, the impairment loss to be recognized, if any, is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. We estimated the fair value of the applicable assets using the present value method. Cash flow was discounted at a nominal rate of 15% on a pre-tax basis. The nominal discount rate was determined using the rate of our most recent long-term financing activity, the exchangeable senior subordinated note, which carried an interest rate of 10% plus 2.5% in withholding taxes payable by us to Philippine tax authorities plus 2.5% risk premium. Based on discussions with Philippine financial institutions, financing of this nature typically carry interest rates of 10 to 15%, depending on the financial condition of our company. The undiscounted future net cash flows and fair value of assets are subject to change depending on the actual sales, margins, and salvage value of the impaired assets that may be realized by us in the future. Had we used a discount rate of 10%, we would have incurred special charges relating to equipment of $10.0 million, instead of $10.5 million. We continue to defer the activation of our third facility in the Philippines, in view of the signing of an Investment Agreement with the Chengdu Hi-Tech Zone for the establishment of assembly and test facility in China. We realized the need to locate new business in the most cost competitive area. Based on the review of long-lived assets, we took an asset impairment charge of $0.9 million in 2003 against the carrying cost of the third facility. As a result of this review, we incurred impairment losses on equipment and property, provisions for inventory losses, and write off of inventories and deposits totaling $12.9 million. See "Item 5 Operating and Financial Review and Prospects--Critical Accounting Policies--Valuation and Impairment".

Special charges in 2003 consist of the following:                       In $'000

Impairment losses on property and equipment                              $10,476
Impairment losses on property (Site 3)                                       892
Provision for inventory losses                                               881
Write-off of inventories                                                     522
Write-off of deposit                                                         125
--------------------------------------------------------------------------------
Total                                                                    $12,896

          We continue to evaluate all options possible with regard to the use or disposal of these equipment and properties.

Sales and Marketing Expenses

          Sales and marketing expenses consist primarily of salaries and benefits for sales and marketing personnel, expenses associated with our overseas marketing offices in California, Arizona and Tokyo, promotion, travel, and communication costs.

          2003 versus 2002. Sales and marketing expenses decreased 33.6% from $1.1 million in 2002 to $0.8 million in 2003, due principally to the resignation of our key marketing executive in North America without replacement. Sales and marketing expenses, as a percentage of revenues, declined from 1.6% in 2002 to 1% in 2003. We also anticipate marketing expenses to go down as a percentage of revenue in 2004 as more volume is generated from our facilities.

          2002 versus 2001. Sales and marketing expenses increased 19% from $0.9 million in 2001 to $1.1 million in 2002, principally due to an increase in the expenses related to our local and foreign marketing offices. Sales and marketing expenses, as a percentage of revenues, declined slightly from 1.8% in 2001 to 1.6% in 2002.

          2001 versus 2000. Sales and marketing expenses, as a percentage of revenues, increased from 1% in 2000 to 2% in 2001, due primarily to the 27.4% drop in revenue and 14% growth in sales and marketing expenses to $1.0 million in 2001 from $0.9 million in 2000. The increase in sales and marketing expenses was due to the hiring of a Marketing Director for North America.

Research and Development Expenses

          In 2003, research and development expenses consisted of the salaries and benefits for process and package engineering personnel and the cost of materials used in developing and qualifying new packages for our customers, depreciation on and maintenance of research equipment and allocable portions of facility costs. A reorganization in 2003 created the Central Engineering Department (CED) which was given research and development tasks. Consequently, the research and development expenses for 2003 consisted of the expenses of the CED and the cost of materials used in developing and qualifying new packages.

          2003 versus 2002. Research and development expenses decreased by 42% from $1.3 million in 2002 to $0.7 million in 2003 because we have allowed our marketing department to generate more revenues out of the qualifications and engineering runs done in prior years before embarking on a huge number of new products in 2003. For 2004, we anticipate research and development expenses will increase as a result of the introduction of QFN (Quad Flat Nonleaded Package) line which we intend to launch in the second semester of 2004. Moreover, we have hired a new executive who will head the CED by the name of Mr. Jim Knapp who will be responsible for our product launches as well as new package development.

          2002 versus 2001. Research and development expenses increased by 81% from $0.7 million in 2001 to $1.3 million in 2002 because higher business activity in 2002 resulted in added product qualification runs for our customers.

          2001 versus 2000. Research and development expenses decreased 27% from $0.9 million in 2000 to $0.7 million in 2001 because lower business activity in 2001 resulted in fewer product qualification runs for our customers.

Loss from Operations

                                                       For the years ended December 31
                                                           (thousands of dollars)
                                   ----------------------------------------------------------------------
                                                      % change             % change             % change
                                    2000     2001    from 2000    2002    from 2001     2003    from 2002
                                   ------   -------------------------------------------------------------
Revenue.........................   73,671   53,512     (27.4%)   70,537     31.8%      76,933       9.1%
Cost of Sales...................   59,382   51,824     (12.7%)   68,535     32.2%      75,173       9.7%
Operating Expenses .............    6,976    7,320       4.9%     8,626     17.8%      21,467     148.9%
                                   ------   -------------------------------------------------------------
Income (Loss) from Operations...    7,313   (5,632)   (177.0%)   (6,624)    17.6%     (19,707)    197.5%

          2003 versus 2002. In absolute terms, loss from operations increased from $6.6 million in 2002 to $19.7 million in 2003, primarily due to the $12.9 million special charges and higher costs of goods sold. Without the special charges, loss from operations in 2003 would have been $6.8 million, only 2.8% higher than the loss from operations of $6.6 million in 2002. As a percentage of revenue, loss from operations increased from negative 9.4% in 2002 to negative 25.6% in 2003, negative 8.8% without the special charges.

          2002 versus 2001. In absolute terms, loss from operations increased from $5.6 million in 2001 to $6.6 million in 2002, primarily due to higher costs of goods sold and operating expenses. As a percentage of revenue, loss from operations decreased from negative 10.5% in 2001 to negative 9.4% in 2002 primarily due to lower operating expense as a percentage of revenue.

          2001 versus 2000. In absolute terms, income from operations decreased from $7.3 million in 2000 to a loss from operations of $5.6 million in 2001, primarily due to decreased sales. As a percentage of revenue, income from operations decreased from 10% in 2000 to negative 10.5% in 2001 primarily due to an erosion in gross margin, higher general, administrative, marketing expenses and early retirement costs and offset by decreased research and development, as discussed above.

Net Interest and Bank Charges

          2003 versus 2002. Net interest expense amounted to $1.2 million in 2003 compared to $0.4 million in 2002. The increase was primarily due to the issuance of the $4.0 million exchangeable senior subordinated note to Merrill Lynch, amortization of discount and deferred financing charges related to the $4.0 million exchangeable note and the increase in short-term bank loans to pay capital expenditures due in the second and third quarters of 2003.

          A portion of the direct costs incurred in connection with the issuance of the exchangeable note is reported as deferred financing costs and are recognized as additional interest expense over the life of the note using the effective interest method.

          The $4.0 million exchangeable senior subordinated note is recorded net of discount in accordance with the provisions of Emerging Issue Task Force 98-5. Such discount is being amortized over the life of the note using the effective interest method.

          Interests and bank charges for the years ended December 31, 2003, 2002, 2001, 2000 are as follows:

                                               For the years ended December 31
                                                  (numbers in USD thousands)
                              -----------------------------------------------------------------
                                               % change           % change             % change
                               2000   2001    from 2000   2002   from 2001    2003    from 2002
                              -----   ---------------------------------------------------------
Interest expense, bank
   and financing charges...    (737)  (313)    (57.5%)    (483)     54.0%    (1,347)    178.9%
Interest income............   1,418    414     (70.8%)      82     (80.1%)     (133)     61.4%
Interest and bank
   charges - Net ..........     681    101     (85.2%)    (401)   (497.8%)   (1,214)    203.1%
                              -----   ---------------------------------------------------------

          2002 versus 2001. Net interest expense amounted to $0.4 million in 2002 compared to a net interest income of $0.1 million in 2001. The change was due to the decline in money market deposits and increase in liabilities to pay for investments in additional property, plant and equipment in Taguig and Laguna.

          2001 versus 2000. Net interest income for 2001 decreased from $0.7 million in 2000 to $0.1 million in 2001, primarily due to retirement of money market deposits to pay for the investment in additional property, plant and equipment related to the activation of Laguna Site 2, and expansion in capacity for Taguig.

Net Foreign Exchange Gains (Losses)

          Net foreign exchange gains or losses result from movements in the exchange rates of foreign currencies between the date a monetary asset or liability arises and the balance sheet date or the date of settlement.

          2003 versus 2002. We recognized net foreign exchange gain of $29,253 in 2002 and net foreign exchange loss of $243,218 in 2003, principally due to the effect of settlement and restatement of yen-denominated transactions and balances into U.S. dollars. In 2002 and 2003, the peso depreciated vis-a-vis the U.S. dollar while the Japanese Yen appreciated vis-a-vis the US dollar.

          2002 versus 2001. We recognized net foreign exchange gains of $796,570 in 2001 and $29,253 in 2002, principally due to the effect of settlement and restatement of peso-denominated and yen-denominated transactions and balances into U.S. dollars. In 2001 and 2002, the peso and yen depreciated vis-a-vis the U.S. dollar.

          2001 versus 2000. We recognized net foreign exchange gains of $738,563 in 2000 and $796,570 in 2001, principally due to the effect of settlement and restatement of peso-denominated and yen-denominated transactions and balances into U.S. dollars. In 2000 and 2001, the peso and yen depreciated vis-a-vis the U.S. dollar.

Provision for (Benefit from) Income Tax

                                                   For the years ended
                                                (numbers in USD thousands)
                         -----------------------------------------------------------------------
                                            % change             % change               % change
                          2000    2001     from 2000    2002    from 2001     2003     from 2002
                         -----   ---------------------------------------------------------------
Provision for (benefit
   from) income tax        748       (3)    (100.4%)       10      (442.3)%    (173)    (1,884.9)%
Net income (loss)        8,102   (5,508)    (168.0%)   (6,918)       25.6%  (21,004)       203.6%
                         -----   ------                ------               -------
Net margin (%)            11.0%   (10.3)%                (9.8)%               (27.3)%
                         -----   ------                ------               -------

          2003 versus 2002. Net benefit from income tax of $172,781 was recognized in 2003 compared to a net provision for income tax of $9,680 recognized in 2002. In May 2004, the area where our Taguig facilities are located was declared as an export zone. All of our operations which had been previously entitled to tax holiday incentives or subjected to 32% income tax on net income will be taxed at 5% of gross income in lieu of all taxes. Consequently, certain deferred tax benefits will no longer be deductible items for us. These deferred tax assets have been reduced to the extent such will not be of benefit to us.

          The benefit from deferred income tax recognized in 2003 was mainly due to impairment losses in 2003. Provision for doubtful accounts, stock compensation costs and net operating loss carryover of our Company shall no longer be deductible items of our Company starting May 2004.

          2002 versus 2001. Net benefit from income tax of $2,828 was recognized in 2001 and provision for income tax of $9,680 was recognized in 2002. Deferred tax assets were set up for the future tax benefits of net operating loss carryover and minimum corporate income tax which are more likely than not realizable in the future. Under the Philippine tax laws, tax losses (from operations subject to regular income tax rate) may be carried forward for three years.

          2001 versus 2000. Total provision for income tax amounted to $748,136 in 2000 compared to a net benefit from income tax of $2,828 in 2001. In 2000, our current provision for income tax (income tax due to Philippine tax authorities) on its operations not entitled to tax incentives amounted to $693,797, compared to only $27,238 in 2001. In addition, provision for deferred taxes in 2001 was reduced as a result of the additional valuation allowance provided in 2001. In 2001, deferred tax assets were set up for the future tax benefits of a portion of net operating loss carryover and minimum corporate income tax which are more likely than not realizable in the future. Under the Philippine tax laws, tax losses (from operations subject to regular income tax rate) may be carried forward for three years.

B.   Liquidity and Capital Resources

Liquidity

          In 2003, we funded our operations and capital expenditures primarily through cash from operations consisting of receivable collections, short-term loans, and proceeds from the issuance of the $4 million exchangeable senior subordinated note to our major shareholder, Merrill Lynch. As of December 31, 2003, we have $20.0 million in current assets, of which $0.9 million are in the form of cash, $11.4 million of trade and other receivables and $5.9 million in inventories. We used funds supplied by our banks to acquire certain inventories, which are held under a

"trust arrangement" with the banks. These arrangements are evidenced by trust receipts and we are accountable to our banks until the amounts supplied under the trust arrangements have been repaid.

Operating Activities

          Net cash from operating activities totaled $1.0 million in 2003 compared to $1.6 million in 2002. The net cash generated in 2002 was primarily accounted for by the net loss after adjusting non-cash items such as depreciation, retirement expense, offset by increases in trade and other receivables and inventories and decrease in trade and other payables. The net cash generated in 2003 was primarily accounted for by the net loss after adjusting non-cash items such as depreciation and amortization, impairment losses, provision for inventory obsolescence, retirement benefit, write-off of inventories and deposits, and decrease in trade and other receivables as well as inventories, input taxes and other current assets. In 2003, a huge portion of cash generated from operations was used to reduce trade and other payables amounting to $11.2 million, which consist mostly of accounts with equipment suppliers. Our total accounts payable to equipment suppliers amounted to $4.0 million as of December 31, 2003 as compared with $10.8 million as of December 31, 2002.

Investing Activities

          Net cash used in investing activities totaled $5.7 million in 2003 compared to $6.0 million in 2002. In 2002 and 2003, these investments consisted mainly of acquisition of additional assembly and test equipment for Taguig and Laguna. As of December 31, 2003, we had outstanding equipment purchased through suppliers' credits amounting to $4.0 million.

Financing Activities

          Net cash provided by financing activities totaled $3.9 million in 2003 and $4.3 million in 2002. In 2002, cash from financing activities was primarily generated from short-term lines of credit and proceeds from trust receipts, offset by payment of loans, obligations under capital lease, and payments of long-term liability due to a customer. In 2003, cash from financing activities was primarily generated from short-term lines of credit and proceeds from the issuance of $4 million exchangeable senior subordinated note to our major shareholder Merrill Lynch. These proceeds from financing activities were used for payment of loans, trust receipts, obligations under capital lease, and payments on long-term debt due to a customer. As of December 31, 2003, we had $8.6 million in short-term loans, $2.3 million in trust receipts, and $1.6 million as a current portion of long-term liability related to the ON Semiconductor-Guadalajara offload program in 2001.

          In light of our need for cash resources to meet our obligations specifically with regard to the outstanding payables to equipment suppliers due in the second and third quarters of 2003, management approached its majority shareholder, Merrill Lynch about a possible capital infusion, after evaluating and exhausting all other financing options. On June 25, 2003, our shareholders approved the transaction at a special meeting of our shareholders. The Audit Committee of our Board of Directors, comprised of three non-management, independent directors not affiliated with Merrill Lynch, negotiated and approved the terms of the note. On July 3, 2003, we issued to a Merrill Lynch affiliate a $4 million exchangeable senior subordinated note. See "Item 7 - Major Shareholders and Related Party Transactions - Letter of Interest with Merrill Lynch."

          In addition, we have renewed and increased our Trade Receivable Financing Facility from $5 million in 2002 to $10 million effective August 27, 2003 from the Singapore Branch of Raiffeisen Zentralbank Osterreich AG (RZB-Austria). This will mature by December 31, 2004 with renewal options based on mutual agreement of both parties. The total loan balance under this Credit Facility amounted to $6.6 million as of December 31, 2003 and $5.0 million as of December 31, 2002. We are required to comply with certain financial ratios and covenants, which was calculated based on our consolidated and unconsolidated financial statements prepared in conformity with accounting principles generally accepted of the United States of America. As of December 31, 2003, we are in compliance with the provisions of the Credit Facility, except with respect to current ratio requirement. We have obtained a one-time waiver of such covenant from RZB-Austria as of December 31, 2003.

          We have also successfully negotiated with ON Semiconductor to defer the payment of an interest free equipment loan amounting to $2.8 million as of December 31, 2003. Under the agreement, we purchased from ON Semiconductor certain equipment (Equipment) for a total contract price of $3.5 million which will be paid over a period of time depending on pre-agreed production volumes from such equipment with a final balloon payment on December 14, 2003. However, ON was unable to meet the pre-agreed production volume and consequently, we did not pay the liability. In December 21, 2003, we entered into an agreement with the ON to restructure the outstanding liability which allows us to pay down the liability on a monthly basis at an amount dependent on the production volume by ON, interest-free and with final payment due in June 2005. Based on the actual and projected production volume with ON, we expect to fully settle this liability by June 2005.

          See "Item 5 - Tabular Disclosure of Contractual Obligations".

Capital Expenditures

          We believe that net cash generated from operations, additional debt or equity financing, together with cash in bank and credit facilities, will be sufficient to meet our working capital and outstanding obligations to our equipment suppliers for the next 12 months. We may seek to raise additional funds through debt or equity financing or from other sources. We cannot assure you that additional financing will be available when we need it or, if available, that it will be available on satisfactory terms. Failure to obtain any such required additional financing could have a material adverse effect on our company.

Capital Resources

          On September 24, 2002, we had a $5 million US Dollar denominated trade receivable financing facility from the Singapore Branch of Raiffeisen Zentralbank Osterreich AG (RZB-Austria). Under the terms of the Credit Facility Agreement, PSi Technologies and PSi Laguna are required to maintain separate escrow bank accounts and to ensure that certain trade receivables are capable of being assigned by PSI Technologies and PSi Laguna to RZB-Austria and that collections of such trade receivables are remitted directly to the escrow banks accounts. Such credit facility was renewed in August 27, 2003, and further increased to $10 million with the similar terms and conditions described. This facility will mature in December 31, 2004 and can be extended subject to mutual agreement by both parties. The total loan balance under this Credit Facility amounted to $6.6 million as of December 31, 2003 and $5.0 million as of December 31, 2002. PSi Technologies is required to comply with certain financial ratios and covenants, which shall be calculated on its consolidated and parent company financial statements prepared in conformity with accounting principles generally accepted in the United States of America. As of December 31, 2003, PSi Technologies is in compliance with the provisions of the Credit Facility, except with respect to the current ratio requirement. We have obtained a one-time waiver of such covenant from RZB-Austria as of December 31, 2003.

          We have credit facilities with various banks and financial institutions located in the Philippines. Such credit facilities are short-term in nature and can be terminated anytime. We continue to explore various financing options with various banks and financing institutions. We may not be successful in negotiating and closing any of this financing option.

Special Tax Status

          We benefited from tax incentives available in the Philippines. Projects undertaken at our Taguig facility were previously qualified for the following fiscal incentives granted by the Philippine Board of Investments
(BOI):

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

          . During the four-year income tax holiday, income derived from the sale of voltage regulators and test services are exempt from Philippine corporate income tax. Once the four- year period expires, we can apply for an extension of the income tax holiday period. The income tax holiday incentive may be extended for an extra year for each of the following cases:

          . The project meets the prescribed ratio of capital equipment to number of workers set by the BOI;

          .    Utilization of indigenous raw materials at rates set by the BOI;

          . The net foreign exchange savings or earnings amount to at least $500,000 annually during the first three years of operation.

          Originally, when the income tax holiday period expires, we will be subject to the higher of the 32% regular corporate income tax or the 2% minimum corporate income tax. The 2% minimum corporate income tax is based on gross income defined as gross sales less sales returns, discounts and allowances and cost of sales. However, as part of our tax planning strategy; our Taguig facility was registered under R.A. No. 7916, otherwise known as the Special Economic Zone Act of 1995, which created the Philippine Economic Zone Authority. Effective May 17, 2004, we will be subject to a special tax rate of 5.0% of gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period.

          Our income tax holiday on income derived from the sale of power packages other than voltage regulators expired on December 31, 1998. As a result, our income from this activity became subject to the higher of the 2% minimum corporate income tax and the 32% regular corporate income tax rate.

          Because we export all our products, we are subject to zero percent value added tax (VAT), in the Philippines. Ordinarily, a 10% VAT is imposed on the sale of goods and services in the Philippines.

          With respect to our import of machinery and equipment, we are able to convert the VAT paid on the importation into tax credit certificates. These tax credit certificates can be used as payment for VAT and occasionally duties (where so permitted by the Bureau of Customs) on other imports. They can also be sold for cash to other importers who can make use of them if so permitted by the Bureau of Customs. As of December 31, 2003, we had input VAT of approximately $1.1 million arising from payments on importations and tax credit certificates of $278,163. These amounts are included in other current assets account as of December 31, 2003.

          In addition, the legislation grants the following fiscal incentives for new projects of non-pioneering status:

          . an income tax holiday for remaining incentives under its BOI registration;

          . an income tax holiday for new, expansion or additional projects which we may register with PEZA;

          . tax and duty-free importation of capital equipment, raw materials and spare parts. This eliminates VAT and negates the need to convert VAT paid on importation into tax credit certificates; and

          Our Laguna facility is also registered under R.A. No. 7916, which grants the following fiscal incentives:

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

          . tax and duty-free importation of capital equipment, raw materials and spare parts; and

          . a special tax rate of 5% on gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period.

          Our Chengdu Facility is entitled to the following fiscal incentives:

          . a tax incentive period commencing from the time operational profit is realized, and 15% income tax rate for the third to fifth years with option to extend by another three years subject to ratification by PRC tax authorities;

          . after the tax incentive period is finished, a 15% income tax rate is levied if the Company exports over 70% of its yearly products. For an exporting company already on a 15% tax rate, the income tax to be levied is 10%;

          . exemption from customs duties and VAT payments for imported machinery, equipments, construction materials, moulds, spare parts, raw materials, packing materials, components and units;

          . bonded warehouse facility, including refund of VAT on purchase of items produce and made in the People's Republic of China such as machinery, equipment, construction materials, raw materials, packaging materials, moulds and spare parts;

          . tax rebate of 13% on the cost of electricity, water and gas consumed for the manufacture of products for export;

          . power subsidy of 10% based on the actual power consumption expense for a period of 5 years, and 5% for another 5 years thereafter; and

          . a reduction in social benefit and social securities rates to 24.6% from 37%;

Recently Issued Accounting Standards

          In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for classification and measurement by an issuer of certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise, is effective at the beginning of the first interim beginning after June 15, 2003. In November 2003, FASB issued "FASB Staff Position No. FAS No. 150-3," which deferred indefinitely the measurement provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests that were issued before November 5, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company's financial position, results of operations, or cash flows.

          In May 2003, Emerging Issue Task Force (EITF) Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" was finalized. EITF No. 00-21 provides guidance on accounting for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF No. 00-21 apply to revenue arrangements entered into fiscal periods beginning after June 15, 2003. In December 2003, the U. S. SEC issued SAB No. 104, "Revenue Recognition," which codifies and rescinds certain sections of SAB No. 101, "Revenue Recognition," in order to make this interpretive guidance consistent with EITF No. 00-21. The adoption of EITF No. 00-21 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows.

          In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post retirement plans. The statement does not change the measurement or recognition of pension plans and other postretirement benefit plans. For domestic plans, the new disclosures are generally effective for periods ending after December 15, 2003. For foreign plans, the new disclosures are generally effective for periods ending after June 15, 2004. The requirements under SFAS No. 132 (revised 2003) are included in Note 18 to the consolidated financial statements.

C.   Research and Development, Patents and Licenses

Research and Development

          We are increasing our research and development efforts on developing packages and assembly platforms that will meet the growing needs of our customer base. One example is our innovative internally isolated TO220 package that surpasses the performance of all current packages of this type in both cost and package performance. In addition to our internally isolated TO220, we expect to offer by the fourth quarter of 2004 a fully qualified QFN assembly line that will produce a wide variety of packages ranging from a 3 x 3 to a 10 x 10 package for the power semiconductor market. Our QFN assembly platform is the most cost affective approach in the industry today. Power QFN packages are the fastest growing power package in the industry. This packaging platform addresses our customers' need for shortest time-to-market with a new package.

          We now have in place a Lead (Pb)-free process particularly in package lead plating and dipping, in keeping with the industry's objective to minimize and eliminate substances/components in the package harmful to the environment. We are in the process of identifying appropriate green molding compounds to replace the existing materials with Antimony (Sb) and Bromine (Br). Another focus in our materials development activities is the identification of alternative materials that will improve the cost of our packages.

          As of December 31, 2003, we employed 16 professionals dedicated to research and development. Our management and other operational personnel are also involved in research and development activities. We spent a total of $691,394 in 2001, $1,253,242 in 2002, and $722,857 in 2003 on research and development.

Patents and Licenses

          We have not previously filed for any patents or similar invention protections. Renewed focus on package development may result in the filing of patents in 2004, related to our Research and Development activities. Our focus on the needs of our customers and the growing demands for innovation in the industry will enable us to define our role as one of the leaders in the industry. We depend in part on our ability to develop and protect our intellectual property and the intellectual property of our customers shared with us, and our ability to apply that know-how to improve our customers' packaging design and implementation.

          We believe that our continued success depends in large part on the technological skills of our employees and their ability to continue to innovate.

D.   Trend Information

          The Philippine economic downturn that began with the Asian Financial Crisis in 1997 to 1999, US economic downturn that began in 2001, and the downturn in the semiconductor industry has made it more difficult for us to access adequate financing for our capital expenditures and to access such financing on attractive terms.

          According to statistics from the Bangko Sentral ng Pilipinas (Central Bank of the Philippines), the non-performing loan ratio of the Philippine banking sector has increased from 2.8% in 1996 to 14.9% in 2002, owing to the lingering effects of the Asian financial crisis. This has increased the reluctance of the Philippine Banking sector to extend credit facilities to corporations in general, and more especially for corporations with recent history of net losses. Similarly, the US economic and semiconductor industry downturns that began in 2000 and resulted in the more than 77% decline in the technology heavy Nasdaq stock market index from its peak in February 2000 to the index's low of 2002 has limited funding options for companies in the semiconductor industry.

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

E.   Off-Balance Sheet Arrangements.

          We have not entered into any significant transactions, arrangements or other relationships with unconsolidated, limited purpose entities.

F.   Tabular Disclosure of Contractual Obligations.

          The following table aggregates, as of December 31, 2003, our known contracted obligations and commitments.

Payments Due by Period
(U.S. dollars)

                                                    Less  than                           More than
Contractual Obligations                   Total       1 Year     1-3 Years   3-5 Years    5 Years
-------------------------------------   ---------   ----------   ---------   ---------   ---------
Long-Term Debt Obligations                      -           -           -            -          -
Capital Leases Obligations                155,581     133,354      22,227            -          -
Operating Lease Obligations (1)         2,277,842     532,035     873,292      571,632    300,883
Long-term Liability Due to a
  Customer (2)                          2,800,000   1,824,207     975,793            -          -
Purchase Obligations
Merrill Lynch Exchangeable Note (3)     4,000,000           -           -    4,000,000          -

----------
          (1) Operating Lease Obligations include the lease of land and building in Taguig, Laguna and China.

          (2) On December 11, 2001, we entered into an Equipment Purchase Agreement (Agreement) with one ON Semiconductor. Under the Agreement, we purchased from ON certain equipment (Equipment) for a total contract price of $3.5 million. A downpayment of $350,000 was made upon delivery of the Equipment in 2001 and a series of installment amounts is payable over 24 months beginning January 2002 based on the pre-agreed production volume from such Equipment. Any remaining liability after the said installments should be fully settled on December 14, 2003. However, the Customer was unable to meet the pre-agreed production volume. Consequently, we did not pay the liability. In 2003, we entered into an Agreement with the Customer to restructure outstanding liability. Instead of a final balloon payment in December 2003, the restructuring allows us to pay down the liability on a monthly basis at an amount dependent on the production volume by the Customer, interest-free and with final payment due on July 1, 2005. Based on the actual and projected production volume with the Customer, we expect to fully settle this liability by June 2005.

          (3) On July 3, 2003, PSi Technologies, Inc., our principal operating subsidiary issued to a Merrill Lynch affiliate a $4 million exchangeable senior subordinated note. The proceeds of the note were used to pay liabilities related to certain capital expenditures which became due in 2003. See "Item 7 - Major Shareholders and Related Party Transactions - The Merrill Lynch Exchangeable Note" for a summary of terms. The note was issued by PSi Technologies, Inc., our principal operating subsidiary, and matures on June 1, 2008. The exchangeable note accrues interest at a rate of 10% per annum, net of Philippine withholding tax payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares, We are not permitted to prepay the note in whole or in part. The note will be exchangeable by Merrill Lynch at any time into our common stock at a price of $1.15 per share. The initial exchange price was $1.47 per share, but was reduced to $1.15 per share due to the fact that we did not meet certain performance targets for the third and fourth quarters of 2003 as provided for in the note. If, at any time after July 3, 2006, our publicly-traded ADS (i) shall have traded at an average closing price of at least $3.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADS, for such period was equal to at least 33.33% of the number of shares into which the note is exchangeable, then we may notify Merrill Lynch that we desire to redeem the note. The note will then be redeemed unless Merrill Lynch exercises its right to exchange or assign the note. The note is unsecured and subordinated in right of payment to all of our obligations comprising our senior credit facility, amounts of the then outstanding indebtedness to Semiconductor Components Industries, LLC and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note. The note is presented net of discount of $3.1 million in the consolidated balance sheet.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

          As of December 31, 2003, our directors and executive officers were as follows:

Name                            Age                  Position
-----------------------------   ---   -------------------------------------

Directors
Arthur J. Young, Jr.             47   Director and Chairman of the Board
Mandakini Puri (1)               44   Director
Brian A. Renaud (1)(2)           40   Director
Joseph R. Madrid (3)             40   Director
William J. Meder (2)(4)(5)       63   Director
Ramon R. del Rosario, Jr. (6)    59   Director
Roberto F. de Ocampo (7)         58   Director
Romeo L. Bernardo (6)            49   Director

Executive officers
Arthur J. Young, Jr.             47   President and Chief Executive Officer
Thelma G. Oribello               38   Chief Financial Officer and Treasurer
Helen G. Tiu                     43   Corporate Secretary

----------
(1)  Member of the Compensation Committee
(2)  Member of the Budget Committee
(3)  Elected June 2002 replacing Carol Lee of Merrill Lynch
(4)  Elected June 2002 replacing Daniel Siazon of Nomura JAFCO
(5) Member of the Special Committee on the IPO Litigation created on December 19, 2002
(6)  Member of the Audit Committee
(7)  Chairman of the Audit Committee

          Since the last annual stockholders' meeting and through June 22, 2004, the board of directors held three (3) meetings. The average attendance by directors at board of directors' meetings they were scheduled to attend was 83.33%.

          The members of the board of directors listed above were elected to the board during the annual stockholders' meeting on June 25, 2003.

          All directors are elected annually by our shareholders. Interim vacancies may be filled by our board of directors. Our executive officers do not serve fixed terms of office and are appointed by and serve at the discretion of the board of directors. The following sets out biographical information on our directors and executive officers.

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

          Brian A. Renaud--Mr. Renaud is a Managing Director in Merrill Lynch's Global Private Equity Division. He has been with Merrill Lynch since 1990. He also serves as a director on the board of Wendeng Tianrun Crankshaft Co., Ltd. Mr. Renaud received a Bachelor of Science degree from Georgetown University and an MBA from Harvard University.

          Patchara Samalapa - Mr. Samalapa is an Associate in Merrill Lynch's Global Private Equity Division. He has been with Merrill Lynch since 1996. Mr. Samalapa was elected to the board on April 21, 2004, pursuant to Philippine law, by the other directors to fill the vacancy arising from the resignation of Sung Min Cho from the board on June 30, 2003 Mr. Samalapa received a Bachelor of Science degree in Industrial Management from Carnegie Mellon University and an MBA from Massachusetts Institute of Technology.

          Joseph R. Madrid - Mr. Madrid is Executive Director of Philippine Equity Partners, a leading stockbrokerage house in the Philippines, which he and his partners established in 2001. Mr. Madrid was Managing Director of Merrill Lynch equity sales in Singapore, and prior to that, was broking head of Merrill Lynch's Philippine operations, which he set up in 1997. Mr. Madrid was also Managing Director of Jardine Fleming Securities, Phils. Inc until March 1997. He was a member of the Board of Governors of the Philippine Stock Exchange from 2000 to 2001 and 2003 to 2004. Mr. Madrid earned his Bachelor of Arts in Economics from the University of Chicago.

          William J. Meder - Mr. Meder is the President of Firebird Consulting Group LLC, and has 40 years experience in electronics manufacturing, technology and business management. He is currently Chairman of the Board of Leshan Phoenix (a Chinese joint venture company), director of Leshan Radio Co., and ST Assembly and Test Services Ltd, and Executive Director of PSi Technologies Chengdu Co. Ltd. He spent 34 years with Motorola with a focus on international manufacturing and business operations, prior to his retirement in 1999. He was General Manager of Motorola Taiwan, Motorola Philippines and Motorola Malaysia. From 1995 to 1998 he was Vice President and Director of Joint Ventures and Investments for the Semiconductor Components Group of Motorola. He has a Bachelor of Science degree in Metallurgical Engineering from Oklahoma University, an MS in Materials Science a D.Sc. in Chemical Engineering from Washington University in St. Louis and an MBA from Arizona State University.

          Ramon R. del Rosario, Jr.--Mr. del Rosario is President of Philippine Investment Management (PHINMA) Inc., and Chairman and CEO of AB Capital and Investment Corporation. He is a director of Ayala Land, Inc., Union Cement Corporation, Bacnotan Consolidated Industries, Inc., Roxas Holdings, Inc. and other major publicly-listed and privately-owned companies in the Philippines. He served as Secretary of Finance of the Republic of the Philippines from 1992 to 1993 and was Executive Vice President and Chief Financial Officer of San Miguel Corporation from 1986 to 1989. Mr. del Rosario received his bachelors degree in Accounting and Social Science from De La Salle College in Manila (magna cum laude) and an MBA from Harvard University.

          Roberto F. de Ocampo, Ph.D.--Dr. de Ocampo is currently President of the Asian Institute of Management, the leading international graduate school of business and management based in Manila. He served as Secretary of Finance of the Republic of the Philippines from 1994 to 1998 during the presidency of Fidel
V. Ramos and was previously President and Chief Executive Officer of the Development Bank of the Philippines. Dr. de Ocampo graduated from De La Salle College and Ateneo University in Manila, received an MBA from the University of Michigan and holds a post-graduate diploma from the London School of Economics, and has three doctorate degrees (Honoris Causa). He is the recipient of many international awards including Finance Minister of the Year, Philippine Legion of Honor, ADFIAP Man of the Year, and Chevalier of the Legion of Honor of France.

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

          Helen G. Tiu--Ms. Tiu is the Corporate Secretary of PSi Technologies Holdings, Inc. and its subsidiaries and of Aboitiz Transport System (ATSC) Corporation (formerly William, Gothong & Aboitiz, Inc.). She is a Managing Director of Lazaro Bernardo Tiu & Associates, Inc., a consultancy firm, and practices law at H.G. Tiu

Law Offices. Ms. Tiu was a partner at SGV & Co from 1994 to 1996, Head Executive Assistant at the Office of the Secretary, Department of Energy in the Philippines from 1993 to 1994, and a director of Petron Corporation from 1993 to 1994 and of Goodyear Corporation in 1994. She is a certified public accountant and a member of the Philippine Bar. She received a Bachelor of Science in Business Administration and Accountancy (cum laude), a Bachelor of Laws from the University of the Philippines and a Master of Laws degree from Harvard University.

Additional Executive Officers of PSi Technologies, Inc.

          The following sets out biographical information for additional executive officers of our principal operating subsidiary, PSi Technologies.

          Randall M. Young--Mr. Young serves as the President and a Director of Pacsem Realty and PSitech Realty Inc. Previously, he was a director at Amon Securities Inc. and Treasurer at Tisdall Industrial Corporation. Mr. Young received a bachelors degree in Business Administration from Simon Fraser University. Mr. Young is the brother of Arthur J. Young, Jr.

          Rizaldy F. Lanon--Mr. Lanon is our Vice President for Business and Technology Development. He joined us in 1994. Mr. Lanon has 23 years of experience in the semiconductor industry. Prior to joining us, Mr. Lanon was a Technical Manager at National Semiconductor Corporation and had primary responsibility of Process Engineering and Package Technology. Mr. Lanon received a degree in Electrical Engineering from FEATI University, Manila.

          Ramon C. Magsaysay--Mr. Magsaysay is our Vice President for Reliability and Quality Assurance. He joined us in 1992. Mr. Magsaysay has 27 years of experience in the semiconductor industry. Previously, he was an Operations Manager at Motorola and an Assistant Vice President for Quality Assurance at Uniden Electronics Corporation. Mr. Magsaysay received a degree in Electronics and Communications Engineering from Don Bosco Institute of Technology and an MBA from Philippine Christian University in Manila.

          Bryan C. Rigg--Mr. Rigg is our Managing Director for our main facility in Taguig, Metro Manila, having been appointed Vice President for Operations in 2002. He has 25 years experience in the semiconductor industry. Prior to that, Mr. Rigg was External Manufacturing IC Assembly & Test Engineering Manager with ON Semiconductor, and before that, he was Manufacturing Operations Manager of Motorola Philippines Inc. (Carmona plant) in the Philippines. Mr. Rigg is a Six Sigma Black Belt awardee from Motorola and holds an Associate of Arts degree in Electronics Technology Engineering from the United States Air Force.

          Charito C. Montemayor--Ms. Montemayor is our Managing Director of PSi Technologies Laguna, our second manufacturing facility. She has 23 years experience in the semiconductor industry. Prior to joining us, she was the Chief Operating Officer of Fastech Synergy Ltd. Ms. Montemayor received a degree in Chemical Engineering from the University of Santo Tomas in Manila and was a second place in the 1977 Professional Regulations Commission Licensure Examination for Chemical Engineers.

          James H. Knapp - Mr. Knapp is our Vice President for Technology, Package Development and Central Engineering. He joined us in March 2004. Mr. Knapp has over 35 years of experience in the semiconductor industry and awarded 33 patents (with 11 pending). Prior to joining our company, he was the Package Development Manager of Motorola, Inc./ON Semiconductor in Phoenix, Arizona. Mr. Knapp received his Bachelor of Science degree in Mechanical Engineering from Arizona State University.

          Michael T. Gholson - Mr. Gholson is our Director for Sales for US. He joined us in January 2001. Mr. Gholson has over 36 years of experience in the semiconductor industry. Prior to joining our company, he was the External Manufacturing Assembly/Test Engineering Manager of Motorola, Inc./ON Semiconductor in Phoenix Arizona. Mr. Gholson received his BBA degree in Management from East Texas State University.

          Except as otherwise noted, there is no relationship between any of our directors or executive officers and any other director or executive officer.

          We have entered into a non-competition agreement with our Chairman and Chief Executive Officer, Arthur J. Young, Jr., which provides, among others, that if Mr. Young is no longer employed with us, he will not render services related to packaging and testing of power semiconductors to other companies for one or two years from the date of his departure, depending on the circumstances of his departure.

          See Item 7 - "Major Shareholders and Related Party Transactions - Shareholders' Agreement and Registration Rights Agreement" regarding the right of certain of our shareholders to appoint members of our board of directors.

B.   Compensation

          We paid an aggregate amount of $98,500 to members of our board of directors as reimbursement for costs and expenses incurred in connection with attending meetings of the board of directors and its committees in 2003. In addition to such amounts, we paid William J. Meder, one of our directors, $112,077 in 2003 for his services as a consultant and advisor to our manufacturing operations and China activities. See "Item 7 - Major Shareholders and Related Party Transactions - Agreement with William J. Meder."

          We paid an aggregate amount of $880,650 in compensation to our top nine officers in 2003. We provide daily transportation to and from work to these executives and housing for our Managing Director in our Taguig facility. We did not pay any bonus to our executive officers and directors in 2003.

          In December 2003, we hired a Managing Director for our China facility and are committed in the future to pay such Managing Director a total of $164,077 in the form of bonuses and allowances plus a share in the profit of China facility if and when it becomes profitable.

          We issued 135,000 options to purchase shares of our common stock in February 2, 2004 to 24 of our executives and officers at an exercise price of $3.25 per share. We are also committed to issue an additional 50,000 shares to our Managing Director in China if certain performance targets are met. The vesting period and term of those options are consistent with the terms of our stock option plan as described in "Item 6 - Share Ownership - PSi Stock Option Plan."

          Outstanding loans made by the Company to key executives declined by $37,413 from $42,913 as of the end of December 31, 2002 to $5,500 as of December 31, 2003. These loans were granted prior to July 30, 2002 and have not been modified or amended since. The terms and conditions of the loans are as follows:

                                                             Largest
                                                Amount       Amount
                                             Outstanding   Outstanding
Name                        Position         31-Dec-2003       2003      Interest    Nature
------------------   ---------------------   -----------   -----------   --------   -------
Rizaldy F. Lanon     Vice President for        $5,500         $6,840      12.50%    Housing
                     Business & Technology
                     Development
Ramon C. Magsaysay   Vice President for            --         $  593      12.50%    Housing
                     Reliability & Quality
                     Assurance

          Non-executive directors receive per diem compensation for their attendance at each board meeting. Directors are reimbursed for reasonable expenses incurred for attendance of meetings of the board and its committees. Directors may also receive additional compensation for serving on board committees and/or performing additional or special duties at the request of the Board.

          We have a defined benefit retirement plan that covers all of our officers and full-time employees in the Philippines. Retirement costs are based on amounts computed by an independent actuary. As of December 31, 2003, the fair value of the retirement plan assets amounted to $145,011. In 2003, we did not offer a voluntary early retirement program.

C.   Board Practices

          The following table sets forth the term of office for the members of our board of directors as of December 31, 2003.

                            Commencement of   Expiration of
Name                           First Term      Current Term
-------------------------   ---------------   -------------

Arthur J. Young, Jr.         December 1999      June 2004
Mandakini Puri               October 2001       June 2004
Brian A. Renaud              December 1999      June 2004
Joseph R. Madrid             June 2002          June 2004
William J. Meder             June 2002          June 2004
Ramon R. del Rosario, Jr.    February 2000      June 2004
Roberto F. de Ocampo         March 2000         June 2004
Romeo L. Bernardo            February 2000      June 2004

          We do not have directors' service contracts or other agreements that provide for benefits on termination of employment.

Committees of Our Board of Directors

          Our board of directors has an audit committee, a budget committee and a compensation committee.

          The audit committee is responsible for (1) selecting and engaging, on our behalf, independent auditors to audit our annual financial statements, (2) reviewing and approving the planned scope and results of our annual audit, (3) approving the non-audit services provided by our independent auditors, and (4) reviewing our internal controls and financial reporting process. We have three independent directors on the audit committee. As of December 31, 2003, Messrs. del Rosario, de Ocampo and Bernardo served on the audit committee, with Mr. de Ocampo as Chairman.

          In response to the recent corporate governance reforms dictated by the Sarbanes-Oxley Act of 2002, the audit committee adopted a new audit committee charter on April 23, 2003. The new audit committee charter sets forth the enhanced responsibilities of the audit committee relating to oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the qualifications and independence of our independent auditors, and (4) the performance of our internal audit function.

          Specifically, the new audit committee charter reflects changes to the audit committee's responsibilities in terms of, among other things, (1) pre-approval of audit and non-audit services provided by the independent accountant, (2) pre-approval of related party transactions, (3) establishing procedures relating to the anonymous submission of concerns regarding questionable accounting or auditing matters and internal controls, and (4) direct responsibility for the hiring, retention, evaluation, and termination of our independent accountant. The new audit committee charter also provides the audit committee with the authority and sufficient funding to retain independent counsel or any other advisors that it determines to be necessary to carry out its duties.

          The budget committee is responsible for (1) reviewing and recommending to the board of directors for approval of PSi's operating budget, (2) comparing the budget to actual performance, (3) reviewing past capital expenditure decisions relative to expected versus actual performance, and (4) approving specific capital expenditures projects and requests. As of December 31, 2003, the members of the budget committee are Messrs. Brian Renaud and William J. Meder.

          The compensation committee is responsible for establishing remuneration levels for some of our officers and performs certain functions under our employee benefit programs. As of December 31, 2003, the members of the compensation committee are Ms. Mandakini Puri and Mr. Brian Renaud.

D.   Employees

          We actively recruit to attract the highest quality personnel in our region. Our employees are not covered by any collective bargaining arrangements. We believe that our relationship with our employees is good. The following table sets forth the total number of employees as well as a breakdown by region:

Headcount                            Taguig   Laguna   China   US   Total
---------                            ------   ------   -----   --   -----
Operations                            1,695     318                 2,013
Engineering                             405     116                   521
Quality                                 378      64      1            443
Sales/ Marketing/ Customer Service       26       1             1      28
General, Administrative/ Executive
and Non-Operations                      258      48      1      2     309
-------------------------------------------------------------------------
TOTAL                                 2,762     547      2      3   3,314

          In relation to our initiatives to improve the productivity and efficiency of our manufacturing operations, we reduced headcount by 324 from 2002 to 2003. We do not expect a significant increase in manpower of our Philippine operations, but expect an increase for our China operations.

E.   Share Ownership

          The following table sets forth the number of shares and options owned by our directors, officers and members of management. Our Chairman, President and Chief Executive Officer, Mr. Arthur J. Young, Jr. owns, directly and indirectly, 164,907 shares or 1.24% of our shares. The following directors and officers also own shares of the Company or options on such shares as of December 31, 2003:

-------------------------------------------------------------------------------------------
                                         Percentage     Number of
                                          of Total        Common
                           Number of    Outstanding       Shares
                            Common         Common       Underlying    Exercise   Expiration
Name                     Shares Owned      Shares     Stock Options     Price     Date (2)
-------------------------------------------------------------------------------------------
Arthur Young Jr. (1)        164,907         1.24%        457,600       $13.30
-------------------------------------------------------------------------------------------
Brian Renaud (1)                  *
-------------------------------------------------------------------------------------------
Mandakini Puri (1)                *
-------------------------------------------------------------------------------------------
Ramon R. del Rosario, Jr.         *
-------------------------------------------------------------------------------------------
Romeo L. Bernardo                 *
-------------------------------------------------------------------------------------------
William J. Meder                  *
-------------------------------------------------------------------------------------------
Roberto F. de Ocampo              *
-------------------------------------------------------------------------------------------
Joseph R. Madrid (1)              *
-------------------------------------------------------------------------------------------
Patchara Samalapa (1)             *
-------------------------------------------------------------------------------------------
Thelma G. Oribello                                        25,000       $13,30
-------------------------------------------------------------------------------------------
Ramon C. Magsaysay                                        15,000       $13.30
-------------------------------------------------------------------------------------------
Randall Young                                             10,500       $13.30
-------------------------------------------------------------------------------------------
Rizaldy Lanon                                             15,000       $13,30
-------------------------------------------------------------------------------------------

----------
          * These individuals beneficially own less than 1% of the Company's issued and outstanding shares.
          (1) These individuals are employees and or nominees of Merrill Lynch, our controlling shareholder. See "Item 7 - Major Shareholder and Related Party Transactions" regarding Merrill Lynch's share ownership.
          (2) Pursuant to our stock option plan, options expire no later than three years after they vest and have a maximum term of ten years.

PSi Stock Option Plan

          Pursuant to our stock option plan, options may be granted to certain of our directors, officers and employees for the purchase of up to an aggregate of 741,162 common shares. As of December 31, 2003, there were 580,350 options outstanding, a reduction of 16,000 options from 596,350 options outstanding as of the end of December 31, 2002. We granted an additional 135,000 options on February 2, 2004 to 24 of our executives and officers of the Company.

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

          We recognized share compensation expense for options granted to employees under our stock option plan. For each reporting period, compensation cost for shares granted under the scheme to employees was determined using the intrinsic value method under APB 25. Under the intrinsic value method, compensation cost is measured for the difference between the price an employee is required to pay to purchase equity securities of the company and the fair value and market price of the equity securities acquired at measurement date. Compensation expense is provided generally over the vesting period on a systematic basis. See Note 19 to our audited consolidated financial statements.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

          The following table describes the beneficial ownership of our common shares as of May 1, 2004, based on an aggregate of 13,289,525 common shares outstanding as of such date, by each person who is the beneficial owner of 5% or more of our capital stock.

                                                             Number of Common Shares       Percentage
Holders                                                         Beneficially Owned     Beneficially Owned
-------                                                      -----------------------   ------------------
Merrill Lynch Global Emerging Markets Partners, L.P.(1)...          7,141,624                 53.7%
NJI No. 2 Investment Fund(2)..............................          1,955,741                 14.7%
Austin W. Marxe and David M. Greenhouse (3)...............          1,669,500                 12.6%
Wasatch Advisors, Inc. (4)................................          1,093,870                  8.2%

------------
(1) Merrill Lynch Global Emerging Markets Partners, L.P. is a private investment fund.
(2)  NJI No. 2 Investment Fund is a private investment fund.
(3) Austin W. Marxe and David M. Greenhouse are the controlling principals of AWM Investment Company, Inc. ("AWM"), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. ("Cayman"). AWM also serves as the general partner of MGP Advisers Limited Partnership ("MGP"), the general partner of and investment adviser to Special Situations Fund III, L.P. ("SSF3"). Cayman owns 408,900 of the Company's ADS while SSF3 owns 1,260,600 of the Company's ADS. Based on October 8, 2003 Filing US SEC Form 13G/A Filing.
(4) Wasatch Advisors, Inc. is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 who owns shares through the Company's ADS. Based on February 18, 2004 US SEC Form 13G/A Filing.

          On May 2001, Merrill Lynch increased its ownership in the Company by acquiring 4,580,910 shares from RFM Corporation, representing approximately 34% of our stock. Merrill Lynch currently owns 7,141,624 shares representing an ownership of 53.7%. Pursuant to the terms of the exchangeable senior subordinated note issued to Merrill Lynch in July 2003, Merrill Lynch's equity stake in the Company, on an as exchanged basis, would increase to 63.3% or by an additional 3,478,261 shares. If interest on the exchangeable note is paid in the form of common shares, Merrill Lynch's equity stake in the Company could further increase.

          In October 2003, Austin W. Marxe and David M. Greenhouse increased their ownership in the Company from 1,003,500 shares to 1,669,500 shares. In February 2003, Wasatch Advisors, Inc. decreased its ownership in the Company from 1,993,854 shares to 1,828,314 shares, and further decreased its ownership in October 2003 and February 2004, to 1,113,125 and 1,093,870 shares, respectively. The above information is based on US SEC Form 13G/A Filings of Wasatch Advisors, Inc. and Austin W. Marxe and David M. Greenhouse.

          Except as provided for in the Shareholders' Agreement and Merrill Lynch's Exchangeable Senior Subordinated Note, the Company's major shareholders do not have different voting rights than the Company's other shareholders. See "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions" for a discussion of the terms of the Shareholders' Agreement and Merrill Lynch's Exchangeable Senior Subordinated Note.

          The Company's 9 Filipino shareholders own 2,255 shares of the Company. Foreign nationals own the balance of 13,287,270 shares.

          The Company is effectively controlled by Merrill Lynch Global Emerging Markets Partners, L.P. Merrill Lynch owns approximately 53.7% (subject to increase as discussed herein) of the common shares and controls the same percentage of the voting power of the Company.

          We are not aware of any arrangement that may at a subsequent date result in a change of control of us.

B.   Related Party Transactions

Shareholders' Agreement and Registration Rights Agreement

          Shareholders' Agreement. On May 29, 2001, we, our principal operating subsidiary, PSi Technologies, Inc., Merrill Lynch, JAFCO Investment (Asia Pacific) Ltd. (which we call JAFCO), acting as Investment Manager of NJI No. 2 Investment Fund, and Arthur Young, Jr. entered into a Shareholders' Agreement relating to their ownership, transfer and voting of our common shares. Under the Shareholders' Agreement, all common shares owned by Merrill Lynch, JAFCO and Arthur Young, Jr. are subject to resale restrictions. Under certain circumstances, each of Merrill Lynch and JAFCO has a right of first refusal to purchase, and a tag-along right to sell, when JAFCO or Merrill Lynch, as the case may be, elects to transfer its shares.

          As a result of its shareholdings, and in accordance with the Shareholders' Agreement, Merrill Lynch may appoint and remove a majority of our board of directors and the board of directors of our principal operating subsidiary, PSi Technologies, Inc. Our board consists of nine directors. Merrill Lynch and JAFCO have agreed, subject to certain conditions, that they will vote to ensure that our board of directors will be comprised of:

..    five directors nominated by Merrill Lynch, if requested (currently Ms.
     Puri, Mr. Renaud, Mr. Madrid, Mr. Meder and Mr. Samalapa serve as the Merrill Lynch nominees);

..    one director nominated by JAFCO, if requested (currently JAFCO has no nominees serving on the board of directors); and

..    three independent directors as defined under the Nasdaq Rules.

          We and our subsidiaries have agreed to indemnify and hold harmless each member of our board of directors and each member of our subsidiaries board of directors to the fullest extent permitted under applicable law.

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

          On June 14, 2004, JAFCO Investment (Asia Pacific), Ltd., acting as investment manager for NJI No. 2 Investment Fund, or NJI, requested that we file a registration statement covering the 1,955,741 shares held by NJI pursuant to NJI's rights under the Registration Rights Agreement described in Item 7 - "Major Shareholders and Related Party Transactions - Related Party Transactions."

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

The Merrill Lynch Exchangeable Note

          In light of our need for cash resources, management approached its majority shareholder, Merrill Lynch, about a possible capital infusion. On June 25, 2003, our shareholders approved the transaction at a special meeting of our shareholders. The audit committee of our board of directors, comprised of three non-management, independent directors not affiliated with Merrill Lynch, negotiated and approved the terms of the note. On July 3, 2003, we issued to a Merrill Lynch affiliate a $4 million exchangeable senior subordinated note.

          The proceeds of the note were used to pay liabilities related to certain capital expenditures which came due in 2003. The note was issued by PSi Technologies, Inc., our principal operating subsidiary, and matures on June 1, 2008. The note accrues interest at a rate of 10% per annum, net of Philippine withholding tax, payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares.

          We are not permitted to prepay the note in whole or in part. Merrill Lynch may exchange the note at any time for our common shares at a price of $1.15 per share, for up to 3,478,261 shares in the Company. The initial exchange price was $1.47 per share, which was reduced due to the fact that we did not meet certain performance targets for the third and fourth quarters of 2003 as provided for in the note. If at any time after July 3, 2006, our publicly-traded ADSs (i) trade at an average closing price of at least $3.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADSs for such period is equal to at least 33.33% of the number of shares into which the note is exchangeable, then we may notify Merrill Lynch that we desire to redeem the note.

          The note is unsecured and subordinated in right of payment to our senior credit facility, amounts of the then outstanding indebtedness to Semiconductor Components Industries, LLC and any other permitted indebtedness which, pursuant to its terms, is senior in right of payment to the note.

          Pursuant to the terms of the note, Merrill Lynch's equity stake in the Company, on an as exchanged basis, increased from approximately 53.7% to 63.3%. If interest on the exchangeable note is paid in the form of common shares, Merrill Lynch's equity stake in the Company could further increase.

          Under the term of the note, we may not take certain actions without the prior written consent of Merrill Lynch, including but not limited to

          . enter into a merger or business combination with any other person or entity, including any joint venture arrangements,

          . enter into any transaction with any affiliate other than Merrill Lynch or its affiliates, except upon fair and reasonable terms,

          . sell or dispose of any of our or our subsidiaries' material assets worth more than 5% of our book value,

          . declare or pay any dividend or make any distribution on or with respect to any of our capital stock,

          . purchase, redeem, or otherwise acquire any shares of our or our subsidiaries' capital stock,

          . make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase or retirement, of certain of our indebtedness,

          .    make certain investments,

          .    create, incur or assume certain indebtedness.

          We have also agreed to comply with other covenants set forth in the note and the related exchange and purchase agreements. Among other things, we have agreed to indemnify Merrill Lynch and its related parties for losses caused by any breach of the representations and warranties provided by us, and to deliver to Merrill Lynch certain financial statements, reports and notices and any other such information reasonably requested by Merrill Lynch.

Agreement with William J. Meder through Firebird Consulting Group LLC

          On August 9, 1999 we entered into a consulting agreement with William
J. Meder through Firebird Consulting Group LLC, pursuant to which Mr. Meder acted as a consultant and advisor in connection with providing recommendations on operations excellence, growth investments particularly related to expansion into new countries, and conduct site analysis, at a fee equal to the lesser of
(i) one thousand ($1,000) U.S. dollars per day or (ii) two hundred ($200) U.S. dollars per hour for the performance of responsibilities. The term of the consulting agreement is for a period of one (1) year, renewable annually by mutual agreement and may be terminated upon a 30-day prior written notice to the other party. On June 26, 2002, Mr. Meder was elected to the board of directors, and his consultancy agreement was concurrently amended, with the Company agreeing to guarantee Mr. Meder a minimum of three (3) days of consultancy work, in conjunction with each board meeting, in the following areas, among others: 1) the company's M&A projects in China or in other overseas locations; 2) the formulation of our business strategies; 3) the conduct of performance reviews; and 4) the review of our manufacturing operations and package development initiatives. We also pay for all of Mr. Meder's travel and hotel expenses while performing consultancy services. As of January 15, 2004, Mr. Meder is the Executive Director of PSi Technologies Chengdu Co. Ltd. We paid Mr. Meder a total of $112,077 for these services in 2003.

C.   Interests of Experts and Counsel

          Not applicable.

ITEM 8 FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

1.   Please refer to Item 18 for our consolidated financial statements.

2.   Please refer to Item 18 for our comparative financial statements.

3. Please refer to Item 18 for the independent auditors' reports given by SyCip Gorres Velayo & Co.(A Member Practice of Ernst & Young Global) and Arthur Andersen & Co.

4.   The last year of audited financial statements are not older than 15 months.

5.   Not applicable.

6. We do not have any income derived from non-Philippine sources for the year ended December 31, 2003.

7.   Legal Proceedings

          IPO Litigation

          In September 2001, two substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming as defendants, in the aggregate, PSi Technologies Holdings, Inc., certain of our current or former officers and directors, and certain underwriters of its IPO. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and all such actions have been included in a single coordinated proceeding. A consolidated amended complaint was filed on April 24, 2002. The amended complaint alleges, among other things, that the underwriters of our IPO violated the securities laws by failing to disclose certain alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in the offering's registration statement and by engaging in manipulative practices to artificially inflate the price of our stock in the after-market subsequent to the IPO. The Company, together with certain of its officers and directors, and underwriters of the IPO are named in the amended complaint pursuant to Section 11 of the Securities Act of 1933, and
Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 on the basis of an alleged failure to disclose the underwriters' alleged compensation arrangements and manipulative practices. The complaint seeks unspecified damages. On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO Allocation Litigations, including the action involving the Company. On July 15, 2002, the Company, along with other non-underwriter defendants in the coordinated cases, also moved to dismiss the litigation. As a result of the judge's decision on February 19, 2003 to grant, in part, the issuer defendants' motion to dismiss, the Rule 10b-5 claims against the Company and its officers and directors named as defendants were dismissed, but Section 11 claims remain.

          In July 2003, a committee of our board of directors conditionally approved a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of the Company and of the individual defendants for the conduct alleged to be wrongful in the amended complaint. We would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims we may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by our insurance carriers. The committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other issuer defendants in the proposed settlement, the consent of our insurers to the settlement, and the completion of acceptable final settlement documentation. Furthermore, the settlement is subject to a hearing on fairness and approval by the court overseeing the IPO Litigation.

          Manila Electric Company Litigation

          On November 19, 2003, we filed an injunction complaint against Manila Electric Company (Meralco) to enjoin it from disconnecting its supply of electric service on account of a billing discrepancy in the amount of PHP21.2 million ($0.4 million) reckoned from April 1, 1998 to July 12, 2002. The billing discrepancy resulted from a defective meter installation by Meralco. Claiming negligence on the part of Meralco, we refused to pay the full amount and offered settlement of PHP2 million ($36,000, translated using the exchange rate of PHP55.5 to $1). Meralco insisted on full payment, and we subsequently filed the complaint. On December 17, 2003, the court granted our application for the issuance of a writ of preliminary injunction and approved the injunction bond. Meralco has already filed its answer to the complaint. Meralco also filed a motion for reconsideration from the Order granting the injunction, which has been submitted for resolution. We do not believe that the ultimate outcome of these proceedings will have a material adverse effect on our overall financial position or results of operations.

8.   Dividend Policy

          We have not paid dividends on our common shares for the past five years. We intend to retain any or all-future earnings for use in our business and we do not intend to pay dividends on our common shares. The declaration of payment and amount of dividends, if any, on outstanding common shares will be subject to the discretion of our board of directors. The declaration of any stock dividend must also be approved by the vote of shareholders representing at least two-thirds of our outstanding capital stock at a shareholders meeting called for that purpose. See "Item 10--Additional Information--Articles of Incorporation and By-laws--Matters Requiring Shareholder Approval." Cash dividends, if any, will depend upon our future operations and earnings, set-off of accumulated losses, financial condition, cash requirements and availability and other factors as may be deemed relevant by our board of directors.

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

B.   Significant Changes

          On January 14, 2004, the Company signed a long-term supply agreement with Philips Semiconductors to provide outsourced power semiconductor assembly and test services through the Company's facility in Chengdu, Sichuan Province, People's Republic of China. The products to be packaged and tested are bipolar power products with consumer electronics, white goods, lighting, power supplies and industrial end applications. As part of the agreement, Philips will progressively transfer its production of bipolar products, currently located in Philips' assembly and test facility in Cabuyao, Laguna Province, Philippines, to PSi in China. See "Item 3 - Key Information - Risk Factors" for additional information regarding the China Venture.

ITEM 9 THE OFFER AND LISTING

A.   Offer and Listing Details

          The following table sets forth, for the period indicated, the high and low sale prices per ADS since trading on March 16, 2000, as furnished by the Nasdaq National Market, or Nasdaq. The initial public offering price of our ADSs was $16.00 per ADS.

          Annual high and low market prices

Year            High (date)                Low (date)
----            -----------                ----------
2000            $25.44 (on March 17)       $4.00 (on December 21)
2001            $10.25 (on May 8)          $3.87 (on September 20)
2002            $9.38 (on January 2)       $0.89 (on October 7)
2003            $3.66 (on November 3)      $0.97 (on April 22)

          Quarterly high and low market prices

Quarter         High (date)                Low (date)
-------         -----------                ----------
Q1 2002         $9.38 (on January 2)       $6.25 (on February 1)
Q2 2002         $8.44 (on April 5)         $5.25 (on May 13)
Q3 2002         $5.50 (on July 1)          $1.20 (on August 12)
Q4 2002         $2.10 (on October 24)      $0.89 (on October 7)

Q1 2003         $1.71 (on February 7)      $1.00 (on March 31)
Q2 2003         $2.44 (on June 9 and 10)   $0.97 (on April 22)
Q3 2003         $2.50 (on July 8)          $1.35 (on August 7)
Q4 2003         $3.66 (on November 3)      $1.62 (on October 1)

Q12004          $5.62 (on March 4)         $1.94 (on January 2)

          Monthly high and low market prices

Month           High (date)                Low (date)
-----           -----------                ----------
December 2003   $2.42 (on December 10)     $1.90 (on December 1)
January 2004    $4.20 (on January 16)      $1.94 (on January 2)
February 2004   $4.10 (on February 3)      $3.01 (on February 19)
March 2004      $5.62 (on March 4)         $3.36 (on March 1)
April 2004      $5.15 (on April 5)         $3.19 (on April 30)
May 2004        $3.69 (on May 28)          $2.99 (on May 11)

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

Capital Structure

          As of May 31, 2004, our authorized share capital consisted of 37,058,100 authorized common shares, with a par value of 1 2/3 Philippine pesos
(PHP) per share. As of December 31, 2003, we had 13,289,525 common shares outstanding, a total subscribed capital of PHP 22,149,208 and additional paid-in capital of PHP 2,708,812,169. We have reserved a total of 741,162 common shares to be issued upon the exercise of options that may be granted pursuant to our stock option plan. See "Item 6--Directors, Senior Management and Employees--Share Ownership--PSi Stock Option Plan."

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

General Meeting of Shareholders

          The Corporation Code of the Philippines requires all Philippine corporations to hold an annual general meeting of shareholders for the principal purpose of electing directors. Our annual general meeting of shareholders is required by our by-laws to be held on any day in the month of June each year. To comply with the requirement to make the U.S. Securities and Exchange Commission Form 20-F filed by the Company available to its stockholders, the Board approved last April 21, 2004 the amendment of the Company's By-laws to move the date of the annual general meeting from "any day in the month of June" to the "third Wednesday of August" subject to the approval of stockholders' representing at least a majority of the outstanding capital stock of the Company at a stockholders' meeting called for this purpose.

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

          Corporations with surplus profits in excess of 100% of their paid-up capital are required to declare and distribute those profits as dividends, except:

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

Accounting and Auditing

          Philippine corporations are required to file copies of their annual financial statements (on consolidated and parent company bases and for each subsidiary, as applicable) with the Philippine SEC, which are required to be stated Philippine currency. Shareholders are entitled to request from the PSEC or from us copies of our most recent financial statements which must include balance sheets, statements of income, cash flows and changes in stockholder equity for the two most recent comparative audited periods.

Transfer Agent

          We have appointed The Bank of New York as the transfer agent and registrar for the common shares underlying our ADSs.

C.   Material Contracts

          Except as set forth below, we are not currently, and have not been in the last two years, been party to any material contracts, other than contracts entered into in the ordinary course of our business:

Contract                    Summary
--------                    -------
Investment Cooperation      Signed on December 7, 2003 between PSi Technologies,
Agreement with the          Inc. and the Chengdu Hi-Tech Zone (CDHT). Following
Chengdu Hi-Tech Zone        are significant terms of the Investment Cooperation
                            Agreement:

                            . Lease of two 2,592 pre-fabricated factories in the Sichuan Chengdu Export Processing Zone for a three year period with an option to purchase at the end of the lease term;

                            . Lease of two 17,500 square meter adjacent parcels of land in the Sichuan Chengdu Export Processing Zone for a three year period with an option to purchase at the end of the lease term;

                            . Investment and tax incentives provided by the CDHT and Chengdu government to PSi.

Exchangeable Senior         See Item 7 - Major Shareholders and Related Party
Subordinated Note           Transactions - Related Party Transactions - The
issued to Merrill Lynch     Merrill Lynch Exchangeable Note for a summary of
                            terms.

D.   Exchange Controls

          Under current regulations of the Bangko Sentral ng Pilipinas, an investment in Philippine securities must be registered with the Bangko Sentral ng Pilipinas if the foreign exchange needed to service the repatriation of capital and the remittance of dividends, profits and earnings which accrue thereon is to be sourced from the banking system.

          In the case of Philippine securities not listed with the Philippine Stock Exchange such as our common shares held by the depositary bank, The Bank of New York, the application for registration must be filed by the investor or its representative directly with the Bangko Sentral ng Pilipinas. Applications for registration of such investments must be accompanied by (i) credit advice or bank certification showing the amount of foreign currency inwardly remitted, and
(ii) sworn certification of the officer of the investee firm concerned attesting to the number of shares and amount paid for the investment. Upon submission of the required documents, the Bangko Sentral ng Pilipinas will issue a Bangko Sentral Registration Document, or BSRD. On October 9, 2000, the Bangko Sentral ng Pilipinas issued a BSRD in relation to The Bank of New York's investment, as Depositary Bank, in our shares.

          Proceeds of divestments as well as distributions or dividends derived from the registered investments are repatriable or remittable immediately and in full through the Philippine commercial banking system, net of applicable tax, without the need of Bangko Sentral ng Pilipinas approval. Remittance is allowed upon presentation of the BSRD at the exchange rate applicable on the date of actual remittance. Pending registration or reinvestment, divestment proceeds as well as dividends of registered investments may be lodged temporarily in interest-bearing deposit accounts. Interest earned thereon, net of taxes, is also remittable in full. Remittance of divestment proceeds or dividends of registered investments may be reinvested in the Philippines if the investments are registered with the Bangko Sentral ng Pilipinas.

          Proceeds of divestments as well as distributions or dividends derived from investments not registered with the Bangko Sentral ng Pilipinas may be converted into foreign exchange through non-bank sources of foreign exchange.

          The foregoing is subject to the Bangko Sentral ng Pilipinas' power, with the approval of the President of the Philippines, to restrict the availability of foreign exchange (1) during an exchange crisis when the international reserve of the Bangko Sentral ng Pilipinas falls to levels which it considers inadequate to meet the prospective net demands on the Bangko Sentral ng Pilipinas for foreign currencies, (2) whenever the international reserve appears to be in imminent danger of falling to such a level, or (3) whenever the international reserve is falling as a result of payments or remittances abroad which, in the opinion of the Bangko Sentral ng Pilipinas, is contrary to the national welfare. Furthermore, we cannot assure you that current Bangko Sentral ng Pilipinas regulations will not be made more restrictive.

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

          Documentary Stamp Taxes. The Philippines imposes a documentary stamp tax on every original issue of shares by a Philippine corporation at the rate of PHP 1.00 on each PHP 200.00, or fraction thereof, of the par value of the shares. The Philippines also imposes a documentary stamp tax on transfers of shares of Philippine corporations at the rate of PHP 0.75 on each PHP 200.00, or fraction thereof, of the par value of the shares wherever such transfers are made.

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

U.S. Federal Income Taxation

          The following is a summary by Akin Gump Strauss Hauer & Feld LLP, our United States counsel, of the material U.S. federal income tax consequences resulting from the purchase, ownership and disposition of the ADSs by a U.S. holder, as defined below. This summary does not purport to consider all the possible U.S. federal tax consequences of the purchase, ownership and disposition of the ADSs and is not intended to reflect the individual tax position of any specific beneficial owner. The summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively.

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

          . persons that own (directly or by attribution) 10% or more of any class of our stock, or persons that own (directly or by attribution) interests in persons that own (directly or by attribution) 10% or more of any class of our stock; or

          . persons whose functional currency, as defined in Section 985 of the Code, is not the U.S. dollar.

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

          Distributions. Distributions on ADSs, including the amount of any Philippine taxes withheld from the distributions to U.S. holders, are included by the U.S. holders in gross income as a taxable dividend to the extent the distribution is paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our current or accumulated earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. holder's basis in the ADSs and then as gain from the sale or exchange of a capital asset. Dividends received by individual U.S. holders will qualify for a preferential 15% U.S. federal income tax rate. Dividends paid by us will not be eligible for the corporate dividends received deduction that is applicable in certain cases to U.S. corporations. Dividends paid in Philippine pesos, including the amount of any Philippine taxes withheld from the dividends, will be included in the income of a U.S. holder in the U.S. dollar amount based on the exchange rate at the time of the receipt by the depositary, whether or not the dividends have been converted into U.S. dollars. Any gain or loss from a subsequent exchange of Philippine pesos will be ordinary income or loss from sources within the United States.

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

          Dispositions of ADSs. Gain or loss realized by a U.S. holder on the sale or other disposition of the ADSs generally will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. holder's basis in the ADSs and the amount realized on the disposition. The capital gain or loss will generally be long-term capital gain or loss if the U.S. holder has held the ADSs for more than one year at the time of the sale or exchange. In the case of an individual U.S. holder, long-term capital gain will be subject to U.S. federal income tax at a maximum rate of 15%. Gain or loss realized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

          Transfer Reporting Requirements. A U.S. holder, including a tax exempt entity, that purchases any ADS for cash will be required to file an IRS Form 926 or similar form with the IRS if (1) the U.S. holder owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of us or (2) the purchase, when aggregated with all purchases made by the U.S. holder, or any related person thereto, within the preceding 12-month period, exceeds $100,000. If a U.S. holder fails to file the required form, the U.S. holder could be required to pay a penalty equal to 10% of the gross amount paid for the ADSs, subject to a maximum penalty of $100,000 or a higher amount in cases involving intentional disregard. U.S. holders should consult their tax advisors for advice regarding this or any other reporting requirement which may apply to their acquisition of the ADSs.

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

          The depositary participant or indirect participant holding ADSs on behalf of a beneficial owner, or paying agent making payments for an ADS, may be required to backup withhold a tax equal to 28% of each payment of dividends on the ADSs and gross proceeds from a sale of ADSs unless the beneficial owner of the ADSs (1) is a corporation or other exempt recipient and, when required, establishes its exemption, or (2) provides its correct taxpayer identification number, certifies that it is not currently subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.

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

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

          Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, in the past our company has utilized derivative financial instruments, the application of which was primarily for hedging purposes and not for speculative purposes. The Company does not currently have any interest in any derivative financial instruments or hedging transactions.

Interest Rate Risk

          Our exposure to market risk associated with changes in interest rates relates primarily to debt obligations which we may incur in the future. For the year ended December 31, 2002, our interest-bearing debt obligations are made up primarily of short-term loans and trust receipts payable. The imputed interest in our long-term liability to a customer is fixed. For the year ended December 31, 2003, our interest-bearing debt obligations are made up primarily of the Merrill Lynch exchangeable note, short-term loans and trust receipts payable. The imputed interest in our long-term liability to a customer is fixed. The interest on the Merrill Lynch exchangeable note is fixed. Our policy is to manage interest rate risk by borrowing a combination of fixed and floating rate obligations based upon market conditions. In 2003, we did not engage in any freestanding derivative transactions nor did we have any outstanding derivative contracts.

Foreign Currency Risk

          Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the Philippine peso, the Japanese yen, the European Euro and the U.S. dollar, our functional currency. For the year ended December 31, 2002, all of our revenue were denominated in U.S. dollars, as a result, we had less foreign currency exchange risk. For the year ended December 31, 2002, approximately 30% of our cost of sales was incurred in Philippine pesos, with the remaining 70% incurred in U.S. dollars. For the year ended December 31, 2003, up to 99.99% of our revenue was denominated in U.S. dollars, and as a result, we had less foreign currency exchange risk. For the year ended December 31, 2003, approximately 24% of our cost of sales was incurred in Philippine pesos, with 64% incurred in U.S. dollars, and the balance in Japanese Yen and Euro. Based on our overall currency rate exposure at December 31, 2003, a near-term 5% appreciation or depreciation in the value of the U.S. dollar would not have a significant effect on our financial position, results of operations and cash flows over the next fiscal year. There can be no assurance, however, that there will not be a material impact further in the future.

          We minimize our currency risk by purchasing most of our raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. In the past, we have entered into foreign currency forward contracts to mitigate the effects on us of exchange rate fluctuations between the U.S. dollar and the Philippine peso related to our peso denominated expenditures. Our last outstanding currency forward contract amounted to $50,000 and matured on December 22, 1999. Currently, we have no outstanding currency forward contracts.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

          PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.   Not applicable.

B.   Not applicable.

C.   Not applicable.

D.   Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

          Based on their evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are adequate and effective for purposes of timely alerting them of material information relating to us required to be included in our filings with the Commission under the Exchange Act.

          There were no significant changes in our internal controls that have materially affected or could materially affect internal controls or financial reporting subsequent to the date of their most recent evaluation.

ITEM 16 RESERVED

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

          Our Board of Directors has determined that Mr. Ramon R. del Rosario, Jr. qualifies as an audit committee financial expert serving on our audit committee.

ITEM 16B CODE OF ETHICS

          In April 2004, the Company adopted a Code of Ethics that applies to the company's principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of this code of ethics is available on the Company's web site at www.psitechnologies.com/psi2/codeofethics.pdf.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

          SyCip Gorres Velayo & Co. (which we refer to as SGV), a member practice of Ernst &Young Global, has served as our independent public accountants for the years ended December 31, 2002 and December 31, 2003. The following table summarizes the aggregate fees for professional audit services and other services rendered by SGV and Ernst & Young in the past two years.

                                 2002       2003
                               --------   --------
Audit Fees                     $150,000   $150,000
Out-of-Pocket Expenses            5,605      5,000
Tax                               1,375     39,520
All Other Fees                   46,325         --
                               --------   --------
Total                          $203,305   $194,520

Audit Fees. Audit fees includes fees for professional services rendered in connection with the audit of our annual financial statements set forth in our Annual Report on Form 20-F and services provided by the independent auditors in connection with statutory and regulatory filings or engagements. This category also includes comfort letters, consents and assistance with and review of documents filed with the SEC.

Out-of-Pocket Expenses. Audit-related fees are generally fees billed for services that are closely related to the performance of the audit or review of financial statements. Out-of-pocket expenses for 2003 is an estimate.

Tax Fees. Tax fees are fees for professional services rendered by the principal independent auditors related to international and domestic tax compliance, tax advice and tax planning for our China initiative.

All Other Fees. All other fees consist primarily of fees for internal audit services. This service was terminated upon the ratification of the Sarbanes-Oxley Act.

Audit Committee Pre-Approval Policy

The Company's audit committee is required to pre-approve all audit and non-audit services rendered by and approve the engagement fees and other compensation to be paid to the independent accountant and its affiliates. When deciding whether to approve these items, our audit committee will take into account whether the provision of any non-audit service is compatible with the independence standards under the guidelines of the SEC and of the Independence Standards Board. To assist in this undertaking, the audit committee shall require the independent accountant to submit a report describing all relationships the independent accountant has with the Company and relevant third parties to determine the independent accountant's independence.

The audit committee shall recommend to the Board the delegation to one or more designated members of the audit committee the authority to grant pre-approvals for audit and non-audit services. The decision of any member to whom the authority is delegated must be presented to the full audit committee.

The audit committee has approved all engagements listed above.

All of the hours spent on the audit were done by SGV and Ernst & Young.

ITEM 16D EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

          Not applicable.

ITEM 16E PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS.

          Not applicable.

          PART III

ITEM 17 CONSOLIDATED FINANCIAL STATEMENTS

          Please see Item 18.

ITEM 18 CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of independent auditors...........................................     1

Consolidated balance sheets as of December 31, 2003 and 2002.............     2

Consolidated statements of operations for the years ended December 31,
2003, 2002 and 2001......................................................     3

Consolidated statements of changes in stockholders' equity for the years
ended December 31, 2003, 2002 and 2001...................................     4

Consolidated statements of cash flows for the years ended December 31,
2003, 2002 and 2001......................................................     5

Notes to consolidated financial statements...............................     8

ITEM 19 EXHIBITS

Exhibit Number   Description
--------------   -----------
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

      2.1 Registration rights agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 3 to our filing on Schedule 13D dated May 29, 2001).

      3.1 Shareholders' agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 2 to our filing on Schedule 13D dated May 29, 2001).

      4.1 Share purchase agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 1 to our filing on Schedule 13D dated May 29, 2001).

      4.2 Purchase Agreement by and between PSi Technologies, Inc. and Merrill Lynch Global Emerging Markets Partners, L.P. dated July 3, 2003

      4.3 Investment Cooperation Agreement with the Chengdu Hi-Tech Zone, dated December 7, 2003.

      4.4 Lease Contract with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., dated January 19, 2004

      4.5        Non-compete Agreement with Arthur J. Young, Jr., dated November
                 4, 1997

      4.6 Lease dated February 1, 2003 between PSi Technologies, Inc. and Food Terminal Incorporated.

      4.7 Supplemental Agreement dated November 1999 between PSi Technologies, Laguna, Inc. and RBF Development Corporation.

      4.8 Consulting Agreement dated August 9, 1999 between PSi Technologies Holdings, Inc. and Firebird Consulting Group LLC

      4.9        Letter of Appointment of William J. Meder dated June 26, 2002

      8.1 Significant subsidiaries (please see "Item 4--Information on Our Company--Organizational Structure" of this Form 20-F).

      12.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      12.2 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      13.1 Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

      13.2 Certification of Chief Financial Officer Pursuant of Section 906 of the Sarbanes-Oxley Act of 2002

                                    SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                     PSi Technologies Holdings, Inc.


                                     /S/ Arthur J. Young, Jr.
                                     -------------------------------------------
                                     Name: Arthur J. Young, Jr.
                                     Title: President & Chief Executive Officer

Date: June 30, 2004

Report of Independent Auditors

The Stockholders and the Board of Directors
PSi Technologies Holdings, Inc.

We have audited the accompanying consolidated balance sheets of PSi Technologies Holdings, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended, expressed in U.S. dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated balance sheet of PSi Technologies Holdings, Inc. and Subsidiaries for the year ended December 31, 2001 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2001 were audited by other auditors who have ceased operations and whose report dated February 26, 2002 (except with respect to the matter discussed in Note 25a, as to which the date is April 24, 2002), expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PSi Technologies Holdings, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ SyCip Gorres Velayo & Co
A member practice of Ernst & Young Global

June 15, 2004
Makati City, Philippines


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


Arthur Andersen & Co.

February 26, 2002, except with respect to the matter discussed in Note 25a, as to which the date is April 24, 2002
Hong Kong

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

                                                                          2003           2002
-------------------------------------------------------------------------------------------------
ASSETS

Current Assets
Cash (Notes 3, 4, 6, 10 and 22)                                       $    935,792   $  1,700,572
Trade and other receivables - net (Notes 4 and 10)                      11,449,012     13,883,652
Advances to officers (Note 20)                                               5,500         42,913
Inventories - net (Notes 5 and 6)                                        5,868,621      8,471,056
Other current assets  net (Notes 4, 6, 10 and 17)                        1,779,705      2,476,996
-------------------------------------------------------------------------------------------------
      Total Current Assets                                              20,038,630     26,575,189
-------------------------------------------------------------------------------------------------
Noncurrent Assets
Investment and advances (Note 7)                                           143,343        143,301
Property, plant and equipment - net (Notes 8, 9, 12 and 13)             68,408,783     85,155,392
Other noncurrent assets - net (Notes 9 and 17)                           1,000,993      1,131,559
-------------------------------------------------------------------------------------------------
      Total Noncurrent Assets                                           69,553,119     86,430,252
-------------------------------------------------------------------------------------------------
                                                                      $ 89,591,749   $113,005,441
=================================================================================================

-------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Loans payable (Notes 10 and 22)                                       $  8,600,000   $  6,500,000
Trade and other payables (Notes 11 and 18)                              19,427,382     26,366,862
Trust receipts payable (Notes 5 and 22)                                  2,348,943      3,668,734
Current portion of obligations under capital lease  (Notes 8 and 12)       135,403        135,701
Current portion of long-term liability due to a customer
   (Notes 13 and 22)                                                     1,630,604      2,572,397
Income tax payable                                                           5,859             --
-------------------------------------------------------------------------------------------------
      Total Current Liabilities                                         32,148,191     39,243,694
-------------------------------------------------------------------------------------------------
Noncurrent Liabilities
Obligations under capital lease - net of current portion
   (Notes 8 and 12)                                                         17,163        115,935
Long-term liability due to a customer - net of current portion
   (Notes 13 and 22)                                                       741,793             --
Exchangeable note (Notes 14 and 22)                                        908,092             --
Contingent liabilities (Note 26)
-------------------------------------------------------------------------------------------------
      Total Noncurrent Liabilities                                       1,667,048        115,935
-------------------------------------------------------------------------------------------------
Minority Interest                                                          179,493        168,653
-------------------------------------------------------------------------------------------------
Stockholders' Equity (Notes 1, 14 and 15)
   Capital stock - Philippine peso 1-2/3 par value
   Authorized - 37,058,100 shares
   Issued and outstanding - 13,289,525 shares                              590,818        590,818
Additional paid-in capital                                              71,208,152     68,084,772
Retained earnings (deficit)                                            (16,201,953)     4,801,569
-------------------------------------------------------------------------------------------------
      Total Stockholders' Equity                                        55,597,017     73,477,159
-------------------------------------------------------------------------------------------------
                                                                      $ 89,591,749   $113,005,441
=================================================================================================

--------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(With Comparative Figures for 2001)

                                                           2003           2002           2001
-------------------------------------------------------------------------------------------------
REVENUES (Notes 1 and 23)                             $  76,932,587   $ 70,537,046   $ 53,511,576

COST OF SALES (Notes 8, 18, 19 and 21)                   75,172,428     68,534,705     51,823,912
-------------------------------------------------------------------------------------------------
GROSS PROFIT                                              1,760,159      2,002,341      1,687,664
-------------------------------------------------------------------------------------------------
OPERATING EXPENSES
General and administrative (Notes 8, 18, 19 and 21)       7,086,307      6,225,935      5,663,733
Special charges (Notes 5, 8 and 16)                      12,895,769             --             --
Selling and marketing                                       762,071      1,146,760        965,403
Research and development                                    722,857      1,253,242        691,394
-------------------------------------------------------------------------------------------------
      Total Operating Expenses                           21,467,004      8,625,937      7,320,530
-------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                    (19,706,845)    (6,623,596)    (5,632,866)
-------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSES)
Interest and bank charges (Notes 10, 12, 13 and 14)      (1,346,692)      (482,837)      (313,545)
Foreign exchange gains (losses) - net                      (243,218)        29,253        796,570
Interest income                                             132,886         82,319        414,226
Gain (loss) on disposal of property and equipment            (1,482)        38,741             --
Equity in net losses of an investee (Note 7)                   (112)           (87)          (425)
Early retirement costs (Note 18)                                 --             --       (679,884)
-------------------------------------------------------------------------------------------------
      Total Other Income (Expenses)                      (1,458,618)      (332,611)       216,942
-------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAX                                  (21,165,463)    (6,956,207)    (5,415,924)
-------------------------------------------------------------------------------------------------
PROVISION FOR (BENEFIT FROM)
   INCOME TAX (Note 17)
Current                                                       5,859             --         27,238
Deferred                                                   (178,640)         9,680        (30,066)
-------------------------------------------------------------------------------------------------
      Total Provision for (Benefit from) Income Tax        (172,781)         9,680         (2,828)
-------------------------------------------------------------------------------------------------
LOSS BEFORE MINORITY INTEREST                           (20,992,682)    (6,965,887)    (5,413,096)

MINORITY INTEREST                                           (10,840)        47,805        (94,781)
-------------------------------------------------------------------------------------------------
NET LOSS (Note 25)                                     ($21,003,522)   ($6,918,082)   ($5,507,877)
=================================================================================================
Weighted Average Number of Common Shares
   Outstanding (Note 25)                                 13,289,525     13,289,525     13,289,525
=================================================================================================
Basic and Diluted Earnings Per Common Share
   (Note 25)                                                 ($1.58)        ($0.52)        ($0.41)
=================================================================================================

--------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(With Comparative Figures for 2001)

                                                                 2003           2002           2001
-------------------------------------------------------------------------------------------------------
CAPITAL STOCK (Notes 1 and 14)
Common shares - Philippine peso 1-2/3 par value
Authorized - 37,058,100 common shares
Issued and outstanding - 13,289,525 common shares           $     590,818   $    590,818   $    590,818
-------------------------------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL (Notes 1, 14 and 19)
Balance, beginning of year                                     68,084,772     67,887,441     67,834,894
Beneficial conversion option                                    2,888,270             --             --
Stock compensation costs                                          235,110        197,331        239,953
Additional initial public offering-related stock issuance
   costs                                                               --             --       (187,406)
-------------------------------------------------------------------------------------------------------
Balance, end of year                                           71,208,152     68,084,772     67,887,441
-------------------------------------------------------------------------------------------------------

OTHER COMPREHENSIVE INCOME (Note 18)
Balance, beginning of year                                             --         38,931             --
Minimum pension liability adjustment                                   --        (38,931)        38,931
-------------------------------------------------------------------------------------------------------
Balance, end of year                                                   --             --         38,931
-------------------------------------------------------------------------------------------------------

RETAINED EARNINGS (Note 15)
Balance, beginning of year                                      4,801,569     11,719,651     17,227,528
Net loss                                                      (21,003,522)    (6,918,082)    (5,507,877)
-------------------------------------------------------------------------------------------------------
Balance, end of year                                          (16,201,953)     4,801,569     11,719,651
-------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                  $  55,597,017   $ 73,477,159   $ 80,236,841
=======================================================================================================

COMPREHENSIVE LOSS
Net loss                                                     ($21,003,522)   ($6,918,082)   ($5,507,877)
Minimum pension liability adjustment                                   --        (38,931)        38,931
-------------------------------------------------------------------------------------------------------
Total Comprehensive Loss                                     ($21,003,522)   ($6,957,013)   ($5,468,946)
=======================================================================================================

--------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(With Comparative Figures for 2001)

                                                              2003           2002           2001
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                  ($21,003,522)   ($ 6,918,082)   ($5,507,877)
Adjustments to reconcile net loss to net cash
   provided by operating activities:
   Depreciation                                             15,500,325      13,839,161     12,034,970
   Impairment losses                                        11,367,649         146,965             --
   Stock compensation costs                                    235,110         197,331        239,953
   Amortization of debt issuance costs and discount            158,265              --             --
   Loss (gain) on disposal of property and equipment             1,482         (38,741)            --
   Provisions for (benefit from):
      Inventory obsolescence                                   881,236              --             --
      Retirement expense                                       327,346         203,124             --
      Deferred income tax                                     (178,640)          9,680        (30,066)
      Doubtful accounts                                          6,325              --             --
      Unrecoverable input taxes                                     --         108,000             --
   Write-off of inventories and deposit                        646,884
   Write-off of unrecoverable input taxes                        6,376          21,871             --
   Minority interest                                            10,840         (47,805)        94,781
   Equity in net losses of an investee                             112              87            425
   Changes in operating assets and liabilities:
      Decrease (increase) in:                                       --
         Trade and other receivables                         2,428,315      (3,770,280)      (764,770)
         Advances to officers                                   37,413         130,251         46,429
         Inventories                                         1,199,315      (1,170,674)     2,209,242
         Other current assets                                  585,970        (372,278)       535,112
      Decrease in trade and other payables                 (11,233,828)       (700,987)    (4,414,437)
      Increase in income tax payable                             5,859              --             --
-----------------------------------------------------------------------------------------------------
Net cash provided by operating activities                      982,832       1,637,623      4,443,762
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property, plant and equipment               (6,169,586)     (7,459,864)   (18,406,979)
Proceeds from sale of property and equipment                    54,633         214,595             --
Decrease (increase) in other noncurrent assets                 417,794       1,264,035     (1,327,299)
Decrease (increase) in investment and advances                    (154)             --         24,242
-----------------------------------------------------------------------------------------------------
Net cash used in investing activities                       (5,697,313)     (5,981,234)   (19,710,036)
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
   Loans payable                                             4,400,000       5,476,653      4,200,000
   Exchangeable note                                         4,000,000              --             --
Net proceeds from (payments of) trust receipts payable      (1,319,791)      2,588,519      1,080,215
Payments of:
   Loans payable                                            (2,300,000)     (3,176,653)            --
   Exchangeable note issuance costs                           (490,546)             --             --
   Liability due to a customer                                (200,000)       (534,111)            --
   Obligations under capital lease                            (139,962)       (102,246)       (26,843)
   Stock issuance costs                                             --              --       (187,406)
-----------------------------------------------------------------------------------------------------
Net cash provided by financing activities                    3,949,701       4,252,162      5,065,966
-----------------------------------------------------------------------------------------------------
NET DECREASE IN CASH                                          (764,780)        (91,449)   (10,200,308)

CASH AT BEGINNING OF YEAR                                    1,700,572       1,792,021     11,992,329
-----------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                      $     935,792   $   1,700,572   $  1,792,021
=====================================================================================================

                                                           2003          2002          2001
---------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION
   ON NONCASH FINANCING
   AND INVESTING ACTIVITIES
Property and equipment acquired on account under        $3,967,002   $10,806,346   $4,912,116
   accounts payable
Equipment acquired under capital lease arrangement          40,892        87,547      293,178
Machinery, equipment and accessories acquired under
   long-term liability arrangement with a customer              --            --    3,106,508
=============================================================================================

SUPPLEMENTAL DISCLOSURES OF
   CASH FLOW INFORMATION
Cash paid during the year for:
   Interest                                             $  552,870   $   353,236   $  126,465
   Income tax                                                   --            --       88,184
=============================================================================================

--------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless Otherwise Indicated Reference to $ Refers to U. S. Dollars)
(With Comparative Figures for 2001)

--------------------------------------------------------------------------------
1.   Corporate Information

     Nature of Business

     PSi Technologies Holdings, Inc. (PSi Holdings) is the holding company of the following entities: PSi Technologies, Inc. (PSi Technologies), PSi Technologies Laguna, Inc. (PSi Laguna) and Pacsem Technologies (Pacsem), all wholly-owned subsidiaries, and Pacsem Realty, Inc. (Pacsem Realty, see
     Note 2), collectively herein referred to as "the Company" or "the PSi Companies." Through PSi Technologies and PSi Laguna, PSi Holdings provides semiconductor assembly and test services primarily for power applications. It is also engaged in semiconductor packaging and test services for non-power applications, including plastics and hermetics. Approximately 94%, 89% and 83% of the Company's consolidated revenue in 2003, 2002 and 2001, respectively, relate to power packages.

     The PSi Companies are interdependent companies involved in related businesses. PSi Holdings was incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission (SEC) on December 10, 1999 as part of a reorganization to facilitate its equity offering. On November 19, 1999, to organize PSi Holdings, the then principal shareholders of PSi Technologies transferred to PSi Holdings all their PSi Technologies common and preferred shares (except for nominee director qualifying shares) in exchange for 15,440,876 PSi Holdings common shares. The proportionate ownership amongst shareholders remained identical. The creation of PSi Holdings and the issuance of shares to the existing shareholders of PSi Technologies are collectively referred to as the "Reorganization."

     The Reorganization described in the foregoing paragraph was accounted for at historical cost in a manner similar to a pooling of interests as it represents an exchange of equity interests between companies under common control. The Reorganization was reflected in the Company's books as if the Reorganization occurred at the beginning of calendar year 1999.

     The Reorganization entailed the following:

     . Exchange by the principal shareholders of PSi Technologies of all their existing common and preferred shares in PSi Technologies for original common shares of PSi Holdings pursuant to a deed of assignment (with the exception of nominee director qualifying shares) executed among the parties on November 19,1999 at a ratio of one PSi Holdings share for every 25 diluted PSi Technologies shares held; and,

     . Recognition of the difference between the par value of PSi Holdings shares issued and the net assets of PSi Technologies at the date of exchange as additional paid-in capital.

     On March 15, 2000, PSi Holdings offered to the public 4,025,000 American Depositary Shares (ADSs) at $16 per ADS representing its 4,025,000 common shares. The ADSs have been approved for quotation on the Nasdaq National Market.

     On December 7, 2003, PSi Technologies entered into an Investment Agreement with the Management Committee of the Chengdu Hi-Tech Zone (CHTZ), a government entity of Chengdu City, Sichuan Province, People's Republic of China. The Investment Agreement specifies the location and government support contracted by and provided to the Company. Such Investment Agreement is one of the primary and key steps towards fulfilling the legal and regulatory requirements necessary for PSi Technologies to organize a 100% owned assembly and test facility in Chengdu City, Sichuan Province, People's Republic of China. On December 22, 2003, the Company incorporated PSi Technologies China Holdings, Co., Limited (PSi Mauritius) in the Republic of Mauritius as a wholly owned subsidiary of PSi Technologies. On January 15, 2004, PSi Mauritius incorporated PSi Technologies Chengdu Co. Ltd., a company registered in People's Republic of China, to service the proposed Supply Agreement with a customer (see Note 27). As of June 15, 2004, the China facility has not commenced commercial operations.

     The terms of the Investment Agreement include leases for a period of three years with option to purchase two pre-fabricated buildings for the purpose of providing assembly and test services in the Chengdu Sichuan Export Processing Zone, Chengdu City, Sichuan Province, People's Republic of China and two adjacent parcels of land each measuring 17,500 square meters. Each building has a covered area of approximately 2,592 square meters sited on approximately 4,117 square meters of land.

     On November 3, 2003, PSi Technologies and PSi Laguna jointly incorporated PSi Technologies China Holdings Co., Limited, a Hong Kong registered company, for the establishment of a Joint Venture Company with Tak Cheong Electronics (Holdings) Co. Ltd (Tak Cheong). Discussions with Tak Cheong were later terminated due to the parties' inability to enter into a definitive joint venture agreement. In January 2004, the Boards of Directors of PSi Technologies and PSi Technologies Laguna authorized the deregistration of PSi Technologies China Holdings Co., Limited, which had never commenced business subsequent to its incorporation, from the Companies Registry of Hong Kong.

     PSi Holdings is 54% owned by Merrill Lynch Global Emerging Markets Partners, L. P. (Merrill Lynch), a U. S. based entity.

     Significant Customers

     The Company's customers are located in the United States of America, Europe and Asia. The Company's top five customers collectively accounted for 80%, 76% and 56% of its revenue in 2003, 2002 and 2001, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future but the companies which constitute the Company's largest customers may change.

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

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Since 2001, the Company has incurred losses. In 2003, the Company recognized provision for impairment losses on certain property and equipment amounting to $11.4 million. This resulted in a retained earnings deficit of $16.2 million as of December 31, 2003. Further, the Company has negative working capital of $12.1 million as of December 31, 2003. Provisions for impairment losses were recognized primarily due to declining business prospects of certain power packages as a result of the discontinuance of production of certain existing power packages with erratic or lower sales volume. As of December 31, 2003, the Company has not complied with the current ratio covenant of a credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria). However, it has obtained a one-time waiver covering such non-compliance as of December 31, 2003.

     The foregoing conditions, risks and uncertainties could affect the Company's ability to develop advanced technology and expanded services, compete against companies with greater operating capacity and financial resources, increase production capacity and obtain assembly and test equipment to meet the demand for the Company's products and services, obtain favorable terms from suppliers, and repay and obtain additional bank credit facilities. The Company's continued operations as a going concern is dependent upon its ability to generate sufficient cash flows to meet its maturing obligations on a timely basis and to comply with the provisions of the financing agreements.

     To address the foregoing conditions, the Company is undertaking measures to lower the variability of customer loadings through new captive businesses such as the transfer and outsource by Electronics Devices Limited-Philips Semiconductors (Philips) of its internal assembly and test facility to the Company's facility in China; manage customer and package mix toward higher average selling price and margin packages; reduce operating costs by sourcing lower cost raw materials and overheads; improve productivity, manufacturing efficiency and equipment capabilities; rationalize capital expenditures to minimum level, develop and enter into partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions; and, dispose impaired assets to recover value. The Company has plans of raising medium or long-term financing. In 2004, a portion of the FTI Complex where PSi Technologies' facilities are located was proclaimed a Philippine Economic Zone Area (PEZA) with PSi Technologies registering as a PEZA enterprise as part of the Company's tax planning strategies. Under the terms of its registration, PSi Technologies shall be subject to a final tax, in lieu of all taxes, computed at 5% of gross income less allowable deductions as defined in Republic Act (RA) No. 8748, with respect to its existing operations which had availed of income tax holiday incentives as a Philippine Board of Investments (BOI)-registered enterprise, and enjoy certain other tax benefits. Also, industry conditions have improved, according to data from the Semiconductor Industry Association. Global semiconductor revenues were higher by 18.3% and 1.3% in 2003 and 2002, respectively, and forecasted to grow by 28.6% in 2004. Global power semiconductor revenues were higher by 11.75% and 5.4% in 2003 and 2002, respectively, and forecasted to grow by 23.2% in 2004.

--------------------------------------------------------------------------------
2.   Summary of Significant Accounting Policies

     Accounting Principles

     The consolidated financial statements are prepared in conformity with U. S. generally accepted accounting principles (U.S. GAAP) consistently applied for all years.

     Principles of Consolidation

     The consolidated financial statements include the accounts of PSi Holdings and its controlled subsidiaries, where PSi Holdings owns, directly or indirectly, more than one-half of the outstanding voting shares, as follows:

     . PSi Technologies, a Philippine corporation engaged in the design, assembly and test of power semiconductor devices, and packaging and test services for non-power applications, including plastics and hermetics;

     . PSi Laguna (wholly owned through PSi Technologies), a PEZA-registered enterprise, engaged in the manufacture, assembly and test of power semiconductor devices;

     . Pacsem (wholly owned through PSi Technologies), a U.S. corporation engaged exclusively in marketing activities on behalf of PSi Technologies and PSi Laguna outside the Philippines; and,

     . Pacsem Realty [40%-owned through PSi Technologies and 24%-owned through PSi Technologies' investee, PSitech Realty, Inc. (PSitech Realty)], a Philippine corporation organized to hold real estate properties, which is controlled by PSi Holdings.

     Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated.

     Foreign Currency Translations and Transactions

     The Company uses the U.S. dollar as its functional currency because all of its revenues and substantially all of its costs are denominated in U.S. dollars. Accordingly, monetary assets and liabilities denominated in Philippine pesos and other foreign currencies have been remeasured into U.S. dollars using the exchange rate at balance sheet date. Nonmonetary items are remeasured at historical rates. Gains and losses from such remeasurement are credited or charged to current operations. Likewise, gains and losses from foreign currency transactions are credited or charged to current operations.

     Dividends are declared in Philippine pesos, the currency of the country in which the Company is incorporated except with respect to Pacsem, which is a U.S. corporation. These are translated in the U.S. dollar financial statements at historical rates. The U.S. dollar proceeds of the peso dividends will be based on the prevailing Philippine peso to U.S. dollar exchange rate at the time of payment.

     Inventories

     Inventories are stated at the lower of cost (using moving average method) or market, after provision for obsolete items. Work in process includes all direct materials, direct labor, depreciation and other overhead costs relating to the assembly and testing process at the Company's premises.

     Property, Plant and Equipment

     Property, plant and equipment, including equipment under capital lease presented under office, furniture, fixtures and equipment, are carried at cost less accumulated depreciation and any impairment in value. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

     Machinery, equipment and accessories       4-8 years
     Leasehold improvements                     5 years or the term of the lease agreement,
                                                    whichever is shorter
     Office furniture, fixtures and equipment   3-5 years
     Transportation equipment                   5 years

     The useful lives and depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

     The initial cost of property, plant and equipment comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures which are not material in amount, incurred after the fixed assets have been put into operation, such as repairs and maintenance, are charged to current operations. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment.

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

     Income Tax

          The Company accounts for income tax in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which require the use of the liability method. The Company calculates its deferred income tax by comparing the U.S. GAAP book basis (excluding any effects of indexing for inflation) to the Philippine tax basis (excluding any effects of changes in exchange rates), applying the appropriate tax rate to any temporary difference and translating such deferred tax at the balance sheet exchange rate.

          The Company reports certain income and expense items for income tax purposes on a basis different from that reflected in the accompanying consolidated financial statements. The principal differences relate to: (i) provisions for inventory obsolescence and doubtful accounts, recognition of accrued retirement benefit costs, and provision for impairment losses which are not deductible until actually incurred or realized; (ii) stock compensation costs; and (iii) use of the amortization method for preoperating expenses for income tax reporting purposes while these are charged off in the U. S. GAAP consolidated financial statements. The applicable tax effects of: (a) recognition of net operating loss carryforward (NOLCO) benefit and (b) carryforward benefit of minimum corporate income tax (MCIT) were also calculated and included among deferred tax asset items.

          A valuation allowance is provided if it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future. As discussed in Notes 1 and 27, as a result of its registration with PEZA, PSi Technologies shall be subject to tax at 5% of gross income in lieu of all taxes. Consequently, any unapplied NOLCO and MCIT as of May 1, 2004 shall be written off.

     Earnings Per Share

          Basic earnings per share is computed using the weighted average number of common shares outstanding during the year, while diluted earnings per share is computed assuming conversion of all dilutive securities, such as stock options and exchangeable note. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option. Where the effect of the assumed exercise of all outstanding stock options and conversion of the exchangeable note is anti-dilutive, basic and diluted earnings per share amounts are the same.

     Revenue Recognition

          Revenues from assembly and test services are recognized upon shipment of packaged semiconductors to the customers. The Company does not take ownership of customer-supplied raw materials. Title and risk of loss remain with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. The U.S. Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition" provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company's revenue recognition policy is appropriate and in conformity with U.S. GAAP and SAB No. 101.

     Research and Development Costs

          Research and development expenses include costs directly attributable to the conduct of research and development programs primarily related to the development of new package designs. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation and maintenance of research equipment, services provided by outside contractors, and the allocable portions of facility costs such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services. All costs associated with research and development are expensed as incurred.

     Software Development Costs

          External direct costs of materials and services, and payroll and payroll related costs of employees directly associated with the development of computer software incurred during the development stage of computer software for internal use (included under "Other noncurrent assets - net" account in the consolidated balance sheets) are capitalized in accordance with the Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Software development costs are classified under "Property, Plant and Equipment" account in the consolidated balance sheets when the computer software is ready for its intended use and amortized over five years thereafter.

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

     Allowance for Unrecoverable Input Taxes

          Input value added tax (VAT) claimed from the Philippine Bureau of Internal Revenue (BIR) and Bureau of Customs (BOC) are received in the form of Tax Credit Certificates (TCCs). The Company maintains an allowance for unrecoverable net input VAT claims at a level considered adequate to provide for potential uncollectibility of these claims in the form of TCCs from the BIR and BOC. Management, on the basis of factors that affect the collectibility of the claims, evaluates the level of this allowance. A review of the status of the claims, designed to identify claims to be provided with allowance, is made by the Company on a continuing basis. When such claims are collected from the BIR/BOC, the net amount received is recorded as TCCs and the unrecovered portion is recorded as a reduction of the related allowance.

     Pension Plan

          The Company has a trusteed, noncontributory defined benefit pension plan covering substantially all of its regular employees in the Philippines. The annual expense is determined in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pension" and is charged to current operations. Any additional pension liability adjustment not yet recognized as net periodic pension cost is reported as other comprehensive income in the statements of changes in stockholders' equity.

     Impairment of Long-lived Assets

          The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment loss to be recognized, if any, is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The assets are then carried at a new cost basis.

     Operating Leases

          Rental payments under operating leases are charged to operations on a straight-line basis over the periods of the respective leases.

     Capital Lease

          Leases which meet any one of the following criteria: (a) provisions for bargain purchase option, (b) transfer of ownership at the end of the lease terms, (c) lease term is equal to 75% or more of the estimated economic life of the leased property, and (d) present value at the beginning of the lease term of the minimum lease payments approximate the fair market value of the property, are capitalized. The capitalized asset is recognized at the lower of the fair value of the leased asset or the present value of the minimum lease payments at the inception of the lease, under "Property, Plant and Equipment" account and the related obligations recognized as liabilities, under "Obligations under capital lease" account in the consolidated balance sheets. The related depreciation for equipment under capital lease is computed on the basis of the Company's depreciation policy for owned assets.

     Shipping and Handling Costs

          Costs incurred in preparing the finished products for shipment and physically moving the finished products from the Company's place of business to the customer's designated location are included in the selling and marketing expenses and, presented under "Operating Expenses" in the consolidated statements of operations.

     Employee Stock Options

          The Company uses the intrinsic value method to account for employee stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation cost is measured as the difference between the price an employee is required to pay to purchase equity securities of the Company and the fair value or market price of the equity securities acquired at measurement date.

     Had compensation cost for the Company's Stock Option (SO) Plan been determined based on the fair value at the grant date consistent with the method of SFAS No. 123, "Accounting for Stock-based Compensation," the Company's net loss and earnings per share would have been stated at the following pro forma amounts:

                                              2003           2002          2001
     ----------------------------------------------------------------------------------
     Net loss as reported                      ($21,003,522)  ($6,918,082)  ($5,507,877)
     Total stock-based employee compensation
        expense determined using APB Opinion
        No. 25, net of related tax effects          235,110       197,331       239,953
     Total stock-based employee compensation
        expense determined under fair value
        based method for all awards, net of
        related tax effects                        (934,577)   (1,433,198)   (2,588,463)
     ----------------------------------------------------------------------------------
     Pro forma net loss                        ($21,702,989)  ($8,153,949)  ($7,856,387)
     ==================================================================================

     ==================================================================================
     Earnings per share - as reported                ($1.58)       ($0.52)       ($0.41)
     Earnings per share - proforma                    (1.63)        (0.61)        (0.59)
     ==================================================================================

     Equity and Debt Issuance Expenses

           Direct costs incurred relative to PSi Holding's initial public offering (IPO) of ADSs (representing common shares) and the beneficial conversion feature of the Exchangeable Note were charged against the corresponding additional paid-in capital arising therefrom. The difference between the reported estimated amount pertaining to legal fees in 2000 and the actual legal fees related to the IPO paid in 2001 was charged against the corresponding additional paid-in capital in 2001.

           Direct costs incurred in connection with the issuance of debt securities are reported as deferred financing costs (included under "Other noncurrent assets - net" account in the 2003 consolidated balance sheet). Debt issuance costs are recognized as additional interest expense over the life of the debt instrument under the effective interest method. Upon redemption or conversion of the Note prior to June 1, 2008, any remaining unamortized discount will be charged to operations on the year of redemption or conversion. The embedded beneficial conversion feature recognized as additional paid-in capital amounted to $2.8 million as of December 31, 2003.

     Recently Issued Accounting Standards

           In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for the classification and measurement by an issuer of certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise, is effective at the beginning of the first interim beginning after June 15, 2003. In November 2003, FASB issued "FASB Staff Position No. FAS No. 150-3," which deferred indefinitely the measurement provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests that were issued before November 5, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company's financial position, results of operations, or cash flows.

           In May 2003, Emerging Issue Task Force (EITF) Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" was finalized. EITF No. 00-21 provides guidance on accounting for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. In December 2003, the U. S. SEC issued SAB No. 104, "Revenue Recognition," which codifies and rescinds certain sections of SAB No. 101, "Revenue Recognition," in order to make this interpretive guidance consistent with EITF No. 00-21. The adoption of EITF No. 00-21 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows.

           In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post retirement plans. The statement does not change the measurement or recognition of pension plans and other postretirement benefit plans. For domestic plans, the new disclosures are generally effective for periods ending after December 15,

     2003. For foreign plans, the new disclosures are generally effective for periods ending after June 15, 2004. The requirements under SFAS No. 132 (revised 2003) are included in Note 18 to the consolidated financial statements.

     Use of Estimates in the Preparation of Consolidated Financial Statements

           The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates with regard to these consolidated financial statements relate to impairment losses, allowance for inventory obsolescence, allowance for doubtful accounts, valuation allowance for deferred tax assets, assumptions used in pension, contingencies, depreciation and other accruals. Actual results could differ from these estimates.

--------------------------------------------------------------------------------
3.   Cash

     Cash in banks includes cash held in escrow bank accounts maintained by the Company with its creditor bank amounting to $0.78 million as of December 31, 2003. Such cash held in escrow bank accounts is available to the Company for withdrawal subject to the adequacy of assigned outstanding trade receivables to cover the Company's debt obligations (See Notes 4, 6 and 10).

--------------------------------------------------------------------------------
4.   Trade and Other Receivables

     Trade and other receivables consist of:

                                                           2003          2002
     ---------------------------------------------------------------------------
     Trade                                             $11,158,486   $13,683,085
     Others                                                517,178       420,894
     ---------------------------------------------------------------------------
                                                        11,675,664    14,103,979
     Less allowance for doubtful accounts                  226,652       220,327
     ---------------------------------------------------------------------------
                                                       $11,449,012   $13,883,652
     ===========================================================================

     As of December 31, 2003 and 2002, trade receivables include certain customer accounts with total carrying amount of $7.5 million and $6.6 million, respectively, the proceeds from collections of which will be remitted directly into the escrow bank accounts. As of December 31, 2003, the assigned trade receivables sufficiently cover the outstanding loans payable to the RZB-Austria (see Note 10).

--------------------------------------------------------------------------------
5.   Inventories

     Inventories consist of the following work in process, raw materials and purchased components used in the semiconductor packaging process:

                                                               2003         2002
     ------------------------------------------------------------------------------
     Work in process                                        $  809,657   $1,652,902
     Materials, spare parts and supplies net of allowance
        for inventory obsolescence of $1,348,800 in
        2003 and $467,564 in 2002                            5,058,964    6,818,154
     ------------------------------------------------------------------------------
                                                            $5,868,621   $8,471,056
     ==============================================================================

     Included in the inventories are raw materials and supplies, and spare parts totaling $2.3 million in 2003 and $3.7 million in 2002 purchased under trust receipt arrangements with its banks. The Company holds these inventories under a "trust arrangement" with the banks, evidenced by trust receipts. The Company is accountable to the banks for the items entrusted or the proceeds generated from any sale of such inventories until such time as the amounts supplied by the banks had been paid. The corresponding trust receipts payable to the banks are reported under current liabilities in the consolidated balance sheets and bear weighted average annual interest rate of 5.55% in 2003 and 3.70% in 2002.

     The movement in allowance for inventory obsolescence amounting to $881,236 pertains to provision for inventory obsolescence in 2003.

--------------------------------------------------------------------------------
6.   Other Current Assets

     Other current assets consist of:

                                                               2003         2002
        ---------------------------------------------------------------------------
        Input tax - net of allowance for unrecoverable      $1,149,884   $1,043,847
           input tax of $108,000 in 2002
        TCCs                                                   278,163      468,042
        Deposits                                               107,564      268,737
        Deferred tax assets (see Note 17)                       60,166      167,965
        Cash held in escrow bank account                            --      209,764
           (see Notes 3, 4 and 10)
        Prepayments and others                                183,928      318,641
        ---------------------------------------------------------------------------
                                                            $1,779,705   $2,476,996
        =======================================================================-===

     Input tax represents the balance of unapplied input VAT paid on purchases, for which claims for refund from the BIR and BOC have not yet been filed.

     TCCs were issued by the BIR and BOC, which may be used for payment of all internal revenue taxes except withholding taxes and BOC duties, respectively.

     Deposits include advance payments to suppliers for the acquisition of raw materials.

--------------------------------------------------------------------------------
7.   Investment and Advances

     The details of investment and advances follow:

                                                              2003        2002
     ---------------------------------------------------------------------------
     Investment in shares of stock of PSitech Realty
        Acquisition cost                                    $146,933   $146,933
     ---------------------------------------------------------------------------
        Accumulated equity in net losses:
           Balance at beginning of year                       (8,074)    (7,987)
           Equity in net losses of an investee                  (112)       (87)
     ---------------------------------------------------------------------------
           Balance at end of year                             (8,186)    (8,074)
     ---------------------------------------------------------------------------
                                                             138,747    138,859
     Advances                                                  4,596      4,442
     ---------------------------------------------------------------------------
                                                            $143,343   $143,301
     ===========================================================================

--------------------------------------------------------------------------------
8.   Property, Plant and Equipment


     Property, plant and equipment consist of:

                                                          2003           2002
     ---------------------------------------------------------------------------
     Land                                            $  3,146,370   $  3,146,370
     Machinery, equipment and accessories             114,469,551    122,255,617
     Leasehold improvements                             5,294,148      5,011,735
     Office furniture, fixtures and equipment           4,406,858      4,255,564
     Transportation equipment                             774,612        762,930
     ---------------------------------------------------------------------------
                                                      128,091,539    135,432,216
     Less accumulated depreciation                     62,190,566     53,586,243
     ---------------------------------------------------------------------------
                                                       65,900,973     81,845,973
     Construction in progress                           2,507,810      3,309,419
     ---------------------------------------------------------------------------
                                                     $ 68,408,783   $ 85,155,392
     ===========================================================================

     Office furniture, fixtures and equipment include computer equipment acquired in 2003 and 2002 under capital lease arrangements (see Note 12). The related depreciation of the leased equipment, amounting to $69,597 in 2003 and $106,206 in 2002, was computed on the basis of the Company's depreciation policy for owned assets.

     Office furniture, fixtures and equipment include software costs with net carrying amount of $526,617 in 2003 and $590,288 in 2002.

     The total depreciation of property, plant and equipment amounted to $15,500,325, $13,839,161 and $12,034,970 in 2003, 2002 and 2001,
     respectively.

     Although there was a noted recovery in most of the Company's power and non-power package assembly and test services during the first two quarters of 2003, the assets related to certain power packages remained at low utilization rates relative to the Company's projections and are no longer expected to reach previously anticipated utilization levels. Operating margins on such products were negative. These events triggered an impairment review which included a company-wide evaluation of underutilized and/or unutilized assets and a detailed update of operating and cash flow projections. As a result of such analysis, management decided to exit certain power package products. Further, management decided that the construction of a third facility will no longer be continued until additional assembly and test facilities in the Philippines are necessary, which is largely dependent on the demand of the global electronics market. The Company took an asset impairment charge of $10.5 million in 2003 based on forecast discounted cash flows from continued use of these assets. The cash flows were discounted at a nominal rate of 15% on a pre-tax basis. The provision for impairment losses on property and equipment in 2003 is included as part of "Special charges" in the 2003 consolidated statement of operations.

     In 2003, an independent firm of appraisers was engaged to assist in the determination of the fair value of the construction in progress owned by PSi Laguna. The determination of fair value was based on the use of cost approach. Under this approach, an estimate is made of the current cost of reproduction, new buildings and other land improvements in accordance with the prevailing market prices for materials, labor and contractors overhead, profit and fees. Adjustments are then made to reflect depreciation resulting from physical deterioration, functional and economic obsolescence based on personal inspection of the buildings and other land improvements and in comparison with similar new properties. The corresponding impairment loss of $891,754 was recognized in 2003 and included as part of "Special charges" in the 2003 consolidated statement of operations.

     The impairment loss of $146,965 in 2002 represents the write-down of Pacsem Realty's construction in progress to zero. Such construction has been discontinued as a result of the downturn in the worldwide electronics industry. There has been no plan to resume the construction until additional assembly and test facilities are required. Provision for impairment loss is included as part of "General and administrative expenses" in the 2002 consolidated statement of operations.

     Certain of the Company's non-power customers provide equipment on consignment basis. The value of the consigned equipment is not reflected among the Company's property, plant and equipment. Risk of loss and insurance for such assets are borne by the customers.

--------------------------------------------------------------------------------
9.   Other Noncurrent Assets

     Other noncurrent assets consist of:

                                                              2003        2002
     ---------------------------------------------------------------------------
     Deposits                                             $ 465,334   $  950,224
     Deferred financing charges - net of accumulated
        amortization of $15,391 in 2003                      81,970           --
     Deferred tax assets (see Note 17)                      444,689      168,515
     Others                                                   9,000       12,820
     ---------------------------------------------------------------------------
                                                          $1,000,993  $1,131,559
     ===========================================================================

     Deposits include advance payments to suppliers for acquisition of certain property and equipment amounting to $32,069 in 2003 and $506,128 in 2002.

--------------------------------------------------------------------------------
10.  Loans Payable

     Loans payable represent unsecured U.S. dollar-denominated loans from Philippine banks and a U.S. dollar-denominated Credit Facility obtained from RZB-Austria. The weighted average interest rates in 2003 and 2002 were 4.13% and 4.21%, respectively.

     Under the terms of the Credit Facility Agreement, PSi Technologies and PSi Laguna are required to maintain separate escrow bank accounts and to ensure that certain trade receivables are capable of being assigned by PSi Technologies and PSi Laguna to RZB-Austria and that collections of such trade receivables are remitted directly to the escrow bank accounts. Also, PSi Technologies and PSi Laguna shall ensure the payments on certain Eligible Receivables (trade receivables from third parties denominated in U.S. dollars outstanding for no longer than 90 days from date of invoice) under the Borrowing Base (equivalent to 90% of the value of the outstanding Eligible Receivables) to the escrow bank accounts. Further, PSi Technologies shall maintain a Borrowing Base to cover outstanding principal drawings under the Credit Facility at all times. In case of shortfall, PSi Technologies and PSi Laguna shall have three business days to rectify such shortfall based on the Credit Facility Agreement. Withdrawals from the escrow bank accounts are allowable after the creditor bank checks the adequacy of the Borrowing Base (see Note 4).

     PSi Holdings and PSi Technologies are required to comply with certain financial ratios and covenants which shall be calculated based on consolidated and standalone financial statements, respectively, prepared in conformity with U.S. GAAP. As of December 31, 2003, PSi Technologies is in compliance with the provisions of the Credit Facility, except with respect to current ratio requirement. As mentioned in Note 1, the Company has obtained a one-time waiver with respect to its compliance with the current ratio covenant from RZB-Austria as of December 31, 2003.

--------------------------------------------------------------------------------
11.  Trade and Other Payables

     Trade and other payables consist of:

                                                           2003          2002
     ---------------------------------------------------------------------------
     Trade                                             $16,619,347   $23,518,750
     Accrued expenses:
        Employee salaries and benefits (see Note 18)     1,461,171     1,199,581
        Utilities                                          232,240       385,311
        Interest and others                                791,525       973,878
     Withholding taxes                                     323,099       289,342
     ---------------------------------------------------------------------------
                                                       $19,427,382   $26,366,862
     ===========================================================================

     Trade payables include liabilities to equipment suppliers amounting to $3,967,002 million in 2003 and $10,806,346 in 2002.

     Accrued employee salaries and benefits include accruals for compensated absences.

--------------------------------------------------------------------------------
12.  Obligations Under Capital Lease

     In 2003 and 2002, the Company acquired computer equipment under capital lease arrangements. These are included in the balance of office furniture, fixtures and equipment under "Property, Plant and Equipment" account in the consolidated balance sheets. The details are as follows:

                                                               2003       2002
     ---------------------------------------------------------------------------
     Office equipment under capital lease                    $421,617   $380,725
     Less accumulated depreciation                            200,235    130,638
     ---------------------------------------------------------------------------
     Net book value                                          $221,382   $250,087
     ===========================================================================

     The future minimum payments under the lease as of December 31, 2003 are as follows:

     Years ending December 31                                            Amount
     ---------------------------------------------------------------------------
     2004                                                               $133,354
     2005                                                                 22,227
     ---------------------------------------------------------------------------
     Total minimum lease obligation                                      155,581
     Less amount representing interest                                     3,015
     ---------------------------------------------------------------------------
     Present value of minimum lease payments                             152,566
     Less current portion                                                135,403
     ---------------------------------------------------------------------------
     Long-term portion                                                  $ 17,163
     ===========================================================================

--------------------------------------------------------------------------------
13.  Long-term Liability Due to a Customer

     On December 11, 2001, the Company entered into an Equipment Purchase Agreement (Agreement) with one of its customers (the Customer). Under the Agreement, the Company purchased from the Customer certain equipment (Equipment) for a total contract price of $3.5 million, with estimated fair value of $3.1 million using a 5.054% imputed interest. A downpayment of $350,000 was made upon delivery of the Equipment in 2001 and a series of installment amounts is payable over 24 months beginning January 1, 2002 based on the pre-agreed production volume from such Equipment. Any remaining liability after the said installments should be fully settled on December 14, 2003. However, the Customer was unable to meet the pre-agreed production volume. Consequently, the Company did not pay the liability.

     Also, under the terms of the Agreement, upon conclusion of the purchase and installation of the Equipment, the Customer shall designate the Company as its key supplier for a power package (the Package). As a key supplier, the Company shall receive preferential treatment for the loading of the Package production demands. The liability of the Customer and the Company under the agreement is limited to the delivery, installation and payment of the acquisition cost of the Equipment.

     In 2003, the Company entered into an agreement with the Customer to restructure the outstanding liability. Instead of a final balloon payment in December 2003, the restructuring allows the Company to pay down the liability on a monthly basis at an amount based on the production volume provided by the Customer, interest-free and with final payment due in June 2005. On the basis of the actual volume loaded as of May 2004 and projected production volume to be provided by the Customer, the Company expects that the estimated liability of $1.6 million as of December 31, 2003 will be settled in 2004.

--------------------------------------------------------------------------------
14.  Exchangeable Note

     The Note represents a $4.0 million exchangeable senior subordinated note payable to Merrill Lynch in 2008, net of calculated debt discount of $3.1 million as of December 31, 2003. The debt discount represents the value of the beneficial conversion feature calculated in accordance with the provisions of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios. Interest on unpaid principal amount of the Note is at a rate of 10% per annum, payable semi-annually in arrears on each Interest Payment Date; provided that if (a) upon any interest payment date, the Company is prohibited from paying cash interest due to restriction in its senior credit facility or (b) PSi Holding's Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) for the two consecutive fiscal quarters ending immediately prior to any interest payment date is less than $1.0 million, then the Company may, by notice to the Note holder, elect to pay all or any portion of such interest by adding it to the principal amount of the Note, whenever such amount shall bear interest at the rate aforesaid and shall no longer be considered to be interest due. Following are the significant terms of the Note:

--------------------------------------------------------------------------------
Grant of Exchange Right           PSi Holdings grants Merrill Lynch an
                                  irrevocable right to exchange Right all or part of its Note to PSi Holdings' common stock (Common Stock) at a price per share of Common Stock initially equal to $1.47 (Note
                                  Exercise Price), provided however that:

                                  i.   If PSi Holdings' EBITDA for the
                                       three-month period ending September 30,
                                       2003 was less than $3.89 million, then
                                       the Exercise Price shall be reduced to
                                       $1.29 per share; and

                                  ii.  If PSi Holdings' EBITDA for the
                                       three-month period ending December 31,
                                       2003 is less than $3.92 million, then
                                       the Note Exercise Price shall be reduced to (a) $1.15 per share if the Note Exercise Price was reduced pursuant to clause (i) above, and (b) $1.29 per share, if the Note Exercise Price was not reduced pursuant to clause (i) above.

                                  The EBITDA for the three-month periods ended
                                  September 30, 2003 and December 31, 2003 is less than $3.89 million and $3.92 million, respectively. As of December 31, 2003, the Note Exercise Price was reduced to $1.15 per share.

                                  At any time after July 3, 2004, the Exchange
                                  Right may be exercised by Merrill Lynch at its sole discretion, in whole or in part until such time as all of the Note is exchanged for Common Stock, paid at maturity or redeemed in accordance with its terms.

                                  The Company shall not be permitted to prepay
                                  the Note in whole or in part.
--------------------------------------------------------------------------------
Mandatory Issuance Rights         Merrill Lynch, at its discretion, may elect
                                  to replace all of its Exchange Rights with
                                  the right to (i) assign a portion or all of
                                  the Note to PSi Technologies; provided
                                  however, that prior to such assignment, PSi
                                  Technologies shall redeem a portion of such
                                  Note and (ii) subscribe for shares of Common
                                  Stock (Mandatory Issuance) at a price per
                                  share equal to the then par value of one
                                  share of Common Stock (Stock Issuance Price).
--------------------------------------------------------------------------------
Redemption                        Simultaneously with the consummation of the
                                  Mandatory Issuance, PSi Technologies shall
                                  redeem from Merrill Lynch for a cash payment
                                  (including accrued and unpaid interest)
                                  relating to such redeemed Note, a portion of
                                  the conversion principal amount of the Note
                                  equal to the Issuance Purchase Price of the
                                  shares being issued in the Mandatory
                                  Issuance.
--------------------------------------------------------------------------------

The Exercise Price of the Note is below the prevailing share price of PSi Holdings common share as of July 3, 2003, the commitment date, which is $2.08 per share. Under EITF 98-5, such beneficial conversion feature has to be valued separately at issuance date. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock into which the Note is convertible, multiplied by the number of shares into which it is convertible. Any adjustment made to the Exercise Price of the Note upon the occurrence of the stated future event should also be given accounting recognition on a prospective basis.

As of December 31, 2003, the Note has a carrying amount of $0.9 million (net of discount of $3.1 million). Upon redemption or conversion of the Note prior to June 1, 2008, any remaining unamortized discount will be charged to operations on the year of redemption or conversion. The embedded beneficial conversion feature recognized as additional paid-in capital amounted to $2.9 million as of December 31, 2003.

In 2003, the Company recognized debt discount amortization of $0.1 million presented as part of "Interest and bank charges" in the 2003 consolidated statement of operations.

--------------------------------------------------------------------------------
15.  Retained Earnings

     The carryover of the retained earnings from PSi Technologies is consistent with the accounting of the Company's Reorganization at historical cost in a manner similar to a pooling of interests. This account includes inherited retained earnings from PSi Technologies.

     The retained earnings determined for Philippine statutory reporting purposes, expressed in Philippine pesos, shall be the basis of any dividend declaration. As of December 31, 1999, the amount of the inherited retained earnings was 385.8 million (converted to U.S. dollars as of December 31, 2003 exchange rate as $6.9 million). However, with special approval by the Philippine SEC, the inherited retained earnings was carried forward to the holding company and will be available for distribution as dividends once declared as such by PSi Technologies.

     The retained earnings balance as of December 31, 2003 and 2002 of PSi Holdings included accumulated equity in net earnings of subsidiaries and PSitech Realty of (Pesos) 772.9 million and (Pesos)145.2 million (as restated), respectively, computed at the Philippine GAAP parent company financial statements level of PSi Holdings. The Philippine GAAP financial statements of PSi Holdings were restated to give effect to a change in Philippine accounting policy. The accumulated equity in net earnings of subsidiaries and PSitech Realty is not available for dividend declaration until declared as dividends by PSi Technologies to PSi Holdings.

     As of December 31, 2003, the Company has not declared dividends since its incorporation.

--------------------------------------------------------------------------------
16.  Special Charges

     Special charges in 2003 consist of the following:

     Provision for impairment losses on property and
        equipment (see Note 8)                                       $11,367,649
     Provision for inventory losses                                      881,236
     Write-off of inventories                                            521,884
     Write-off of deposit                                                125,000
     ---------------------------------------------------------------------------
                                                                     $12,895,769
     ===========================================================================

--------------------------------------------------------------------------------
17.  Income Tax

     The components of the Company's deferred tax assets, which are all Philippine income tax components, are as follows:

                                                              2003       2002
     ---------------------------------------------------------------------------
     Deferred tax assets - current:
        Allowance for:
           Inventory obsolescence                          $ 67,440   $   97,460
           Doubtful accounts                                     --       70,505
     ---------------------------------------------------------------------------
                                                             67,440      167,965
     Less valuation allowance                                 7,274           --
     ---------------------------------------------------------------------------
                                                           $ 60,166   $  167,965
     ===========================================================================

     Deferred tax assets - noncurrent:
        Provision for impairment losses                    $570,824   $   47,029
        NOLCO                                                91,877    1,564,039
        Accrual for retirement benefits                      29,777      168,515
        MCIT                                                  4,531       27,238
        Stock compensation                                       --      211,159
        Preoperating expenses                                    --        9,521
     ---------------------------------------------------------------------------
                                                            697,009    2,027,501
        Less valuation allowance                            252,320    1,858,986
     ---------------------------------------------------------------------------
                                                           $444,689   $  168,515
     ===========================================================================

     Deferred tax assets - current and deferred tax assets - noncurrent are included in the "Other current assets" and "Other noncurrent assets" accounts, respectively, in the consolidated balance sheets.

     The net decrease in the valuation allowance amounted to $1,606,666 in 2003 and the net increase in the valuation allowance amounted to $1,120,773 in 2002.

     NOLCO can be claimed as deduction from regular taxable income as follows:

     Year Incurred          Expiry Date
     ------------------------------------------------
     December 31, 2003   December 31, 2006   $  9,177
     December 31, 2002   December 31, 2005     54,276
     December 31, 2001   December 31, 2004    223,662
     ------------------------------------------------
                                             $287,115
     ================================================

     The NOLCO can only be used to offset against any income from non-registered activities while MCIT can only be carried forward and credited against any normal income tax due for the three immediately succeeding taxable periods.

     In May 2004, the area within the FTI Complex where the facilities of PSi Technologies are located was declared as an export zone (see Note 27). As part of the Company's tax planning strategies, PSi Technologies registered as PEZA enterprise. All of its operations which have previously been entitled to income tax holiday(ITH) incentives or subjected to 32% income tax on net income shall be taxed at 5% of gross income in lieu of all taxes. Gross income is defined as net sales less cost of sales. Consequently, certain deferred tax benefits shall no longer be deductible items of PSi Technologies. The deferred tax assets have been reduced to the extent that such will not be of benefit to PSi Technologies.

     All of the Company's revenues are generated from Philippine operations.

     The reconciliation between the Company's Philippine statutory income tax rate and effective income tax rates is as follows:

                                                             2003   2002   2001
     --------------------------------------------------------------------------
     Statutory income tax rate                               (32%)  (32%)  (32%)
     Income tax effects of:
        Foreign exchange adjustments                          12     15     17
        Change in tax rate due to approval of PEZA
           registration                                        9     --     --
        Lower tax rate of PEZA registered activities           2     --     --
           ITH on registered activities                       --    (13)   (11)
        Losses of registered activities subject to
           ITH                                                --     14     16
        Interest income subjected to final
           withholding tax                                    --     --     (1)
     Valuation allowance                                       8     16     11
     --------------------------------------------------------------------------
     Effective income tax rates                               (1%)    0%     0%
     ==========================================================================

     Foreign exchange adjustments represent a nondeductible tax item for Philippine tax reporting purposes which is a permanent difference on the U.S. GAAP book basis.

     PSi Technologies has registrations with the BOI. Such registrations entitle the registered activities of PSi Technologies to tax and nontax incentives such as ITH, NOLCO, additional deduction for incremental labor expense, and exemption from taxes and duties on imported supplies and spare parts. Under such registrations, PSi Technologies is also subject to certain conditions imposed by the BOI, principally relating to exportation of certain percentage of its production output.

     Except for sales of voltage regulators and testing of certain semiconductor devices which are still subject to ITH incentive, income derived from sales of products moved from the Taguig Plant is subject to the regular Philippine corporate income tax rate of 32%. PSi Technologies has registrations with the BOI as (1) new export producer of voltage regulator on a preferred non-pioneer status until June 2003, and (2) service exporter in the field of testing semiconductor devices on a non-pioneer status until August 2003. Under the terms of these registrations, PSi Technologies is entitled to ITH for a period of four years until June 2003 as new export producer of voltage regulator and until August 2003 as service exporter in the field of testing semiconductor devices.

     Had PSi Technologies not been entitled to the ITH incentive, the reported net losses for the years ended December 31, 2002 and 2001 would have been higher by $920,626 ($0.07 per share) in 2002 and $602,274 ($0.05 per share)
     in 2001. No income tax holiday incentive was availed for the year ended December 31, 2003.

     As a result of PSi Technologies' registration with PEZA (see Notes 1 and
     27) in May 2004, it voluntarily returned its registration as an export enterprise to the BOI.

     As discussed in a previous paragraph, PSi Technologies shall henceforth be subject to a final tax, in lieu of all taxes, computed at 5% of gross income less allowable deductions as defined in RA No. 8748, which shall be paid and remitted in accordance with the amendments contained therein, as follows:

     a.   Three percent to the National Government; and

     b. Two percent which shall be directly remitted to the treasurer's office of the municipality or city where the enterprise is located.

     Accordingly, the change in the Company's tax rate and basis were applied in the determination of the Company's deferred tax assets and liabilities as of December 31, 2003. PSi Technologies' MCIT and estimated NOLCO that will not be applied by May 1, 2004 were written off.

     PSi Laguna is registered with the PEZA as a nonpioneer Economic Zone (ECOZONE) Export Enterprise for the manufacture, assembly and test of semiconductor devices (smart alphanumeric, rectifier devices and small signal transistor). The registration of PSi Laguna as a special ECOZONE Export Enterprise entitle it to, among others, certain rights, privileges and incentives granted by the Omnibus Investments Code of 1987.

     Under the terms of the PEZA registration, PSi Laguna is entitled to ITH as follows:

     Power Devices                                        ITH Period
     -------------------------------------------------------------------------
     Smart alphanumeric                          December 1999 - November 2003
     Rectifier devices                           May 2000 - April 2004
     Small signal transistor                     December 2000 - November 2004

     After the ITH period, PSi Laguna is subject to a final tax, in lieu of all taxes. The final tax is computed at 5% of gross income less allowable deductions as defined under RA No. 8748.

--------------------------------------------------------------------------------
18.  Retirement Benefit Plan

     The Company has a defined retirement benefit plan that covers all of its officers and full-time employees in the Phillipines. Retirement costs are charged to operations and are based on amounts computed by an independent actuary.

     The components of net periodic pension cost for the defined benefit plan are as follows:

                                                       2003       2002       2001
     ------------------------------------------------------------------------------
     Service cost of current year                    $237,804   $134,495   $132,780
     Interest cost on projected benefit obligation     79,274     67,627     61,366
     Actuarial adjustments                                 --     13,782         --
     Expected return on plan assets                   (16,690)   (20,319)    (9,882)
     Net amortization and deferrals                    26,958      7,449     15,047
     ------------------------------------------------------------------------------
          Total pension expense                      $327,346   $203,034   $199,311
     ==============================================================================

     The following table sets forth the funded status and the amounts recognized in the consolidated balance sheets for the defined benefit retirement plan:

                                                           2003         2002
     ---------------------------------------------------------------------------
     Change in benefit obligation
        Benefit obligation, beginning of year           $1,389,210   $  709,154
        Service cost                                       243,452      138,887
        Interest cost                                       81,157       69,835
        Benefits paid                                       (1,585)          --
        Actuarial adjustment                               (92,429)     514,507
        Translation adjustment                             (61,569)     (43,173)
     ---------------------------------------------------------------------------
        Benefit obligation, end of year                 $1,558,236   $1,389,210
     ===========================================================================

     Change in plan assets
        Fair value of plan assets, beginning of year   $    141,535   $    131,639
        Actual return on plan assets                          9,422          8,388
        Employer contribution                                    --          5,813
        Translation adjustment                               (5,946)        (4,305)
     -----------------------------------------------------------------------------
        Fair value of plan assets, end of year         $    145,011   $    141,535
     =============================================================================

     Funded status                                      ($1,413,225)   ($1,247,675)
     Unamortized transition obligation                      314,748        342,932
     Unrecognized net actuarial loss                        352,232        467,632
     -----------------------------------------------------------------------------
     Accrued benefit cost                                 ($746,245)     ($437,111)
     =============================================================================

     The accumulated benefits obligation amounted to $620,232 and $540,590 in 2003 and 2002, respectively.

     It is the Company's policy to invest pension fund assets in fixed income debt securities. In determining the overall expected long-term rate-of-return-on assets assumption, due consideration was given to the historical performance of plan investments. As of December 31, 2003 and 2002, 100% of the fair value of plan assets consisted of investment in debt securities.

     The Company expects to make approximately $27 thousand of cash contributions to its pension plan in 2004. The significant assumptions used in determining the actuarial present value of the projected benefits obligations as of December 31, 2003 and 2002 are as follows:

                                                                     2003   2002
     ---------------------------------------------------------------------------
     Weighted average assumptions:
        Discount rate                                                 6%     6%
        Expected return on plan assets                                6%     6%
        Rate of compensation increase                                 5%     5%

     The table below presents the expected compulsory pension benefits of the Company to be paid out of the fund for the next ten years:

     Year                                                                Amount
     ---------------------------------------------------------------------------
     2004                                                               $ 15,500
     2005                                                                 20,100
     2006                                                                 25,400
     2007                                                                 31,400
     2008                                                                 38,200
     2009 to 2013                                                        263,400

     In 2001, the Company offered a voluntary early retirement program to selected employees. A total of 225 employees availed of the program and the total employee benefits accrued and paid amounted to $679,884.

     Accrued retirement benefit costs of $746,245 in 2003 and $437,111 in 2002 are included in the "Trade and other payables" account in the consolidated balance sheets.

     The measurement date of the Company's December 31, 2003 actuarial valuation is March 16, 2004.

--------------------------------------------------------------------------------
19.  Stock Option (SO) Plan

     On February 22, 2000, the Company's stockholders approved the SO Plan. Under the SO Plan, the total number of shares of the Company that may be distributed shall not exceed 741,162 common shares, and participation shall be limited to certain directors, officers and employees. On the same date, 627,100 options were granted at a weighted average exercise price of $13.30 per share. Another 10,000 shares with the same terms as the initial award was granted on June 16, 2000 to include another officer. On a calendar year basis, these options vest over 5 to 7 years and will expire 3 years from the vesting date.

     The SO Plan is being administered by a committee (the "Committee") who established the exercise price at the time any SO is granted at such amount as the Committee determines, except that such exercise price shall not be less than 90% of the fair market value which is defined as the latest available price of the underlying shares of common stock on the day such SO is granted.

     The vesting period shall in no event be beyond 10 years from the date of grant of such SO. Each SO granted shall be exercisable within 3 years from the time the right to such SO becomes vested, unless the necessary approval for such extension is first secured from the Philippine SEC.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. For each of the years ended December 31, 2003, 2002 and 2001, total stock compensation expense amounted to $235,110, $197,331 and $239,953, respectively. A summary of the status of the Company's SO Plan as of December 31, 2003, 2002 and 2001, and changes during the years then ended are presented below:

                                                2003                   2002                   2001
     -----------------------------------------------------------------------------------------------------
                                                    Weighted               Weighted               Weighted
                                                     Average                Average                Average
                                          Number    Exercise     Number    Exercise     Number    Exercise
                                        of Shares     Price    of Shares     Price    of Shares     Price
     -----------------------------------------------------------------------------------------------------
     Outstanding at beginning of year    596,350     $13.30     635,850     $13.30     637,100     $13.30
     Granted                                  --                     --                     --
     Exercised                                --                     --                     --
     Forfeited                           (16,000)     13.30     (39,500)     13.30      (1,250)     13.30
     Outstanding at end of year          580,350      13.30     596,350      13.30     635,850      13.30
     Options exercisable at yearend      348,210                232,140                116,070

     The weighted average remaining contractual life of the options as of December 31, 2003 and 2002 is 4.2 years and 5.2 years, respectively.

     The Company uses the Black-Scholes option pricing model to calculate the value of the options at date of grant using the following assumptions: volatility of 1.2%, risk-free interest rate of 2.1%, at the date of grant, dividend yield of 0% and an expected term of ten years.

--------------------------------------------------------------------------------
20.  Related Party Transactions

     On September 10, 1999, PSi Technologies and Pacsem Realty entered into a loan agreement, whereby PSi Technologies extended Philippine peso advances to Pacsem Realty of 50.8 million ($0.92 million at the December 31, 2003 exchange rate of 55.5 to $1). The proceeds of the loan were used by Pacsem Realty to acquire a parcel of land from Philippine Township, Inc. The loan is for a period of 10 years from the date of the initial availment and is subject to 15% interest per annum. Under the terms of the loan agreement, beginning on the 61st month after the date of the initial availment, PSi Technologies may, at its option and only to the extent permitted under Philippine law, elect to convert the principal amount of the loan to shares of stock of Pacsem Realty at the ratio of one common share with a par value of 5 for every 5 worth of unpaid principal.

     Advances to officers represent outstanding market rate loans to certain officers granted in December 1998 and November 2000.

--------------------------------------------------------------------------------
21.  Operating Lease Commitments

     The Company leases certain of its office spaces until 2004, land until 2008 and warehouse until 2015. The leases are renewable at the end of the respective lease terms under such terms and conditions the parties may mutually agree upon.

     The Investment Agreement between PSi Technologies and the Management Committee of CHTZ signed on December 7, 2003 contains provisions for leases of two pre-fabricated factories and two adjacent parcels of land in the Sichuan Chengdu Export Processing Zone. The term of both leases is three years from the date the lease is to begin. The leases also contain option to purchase the factories and the right to use the land.

     The following is a schedule of future annual minimum rental payments (converted at 55.50 to US$1, the exchange rate as of December 31, 2003) as of December 31, 2003:

     Years Ending December 31                                           Amount
     ---------------------------------------------------------------------------
     2004                                                             $  532,035
     2005                                                                416,768
     2006                                                                456,524
     2007                                                                434,760
     2008                                                                136,872
     2009 and thereafter                                                 300,883
     ---------------------------------------------------------------------------
                                                                      $2,277,842
     ===========================================================================

     Rent expense amounted to $646,159, $681,804 and $648,041, for the years ended December 31, 2003, 2002 and 2001, respectively.

--------------------------------------------------------------------------------
22.  Fair Value of Financial Instruments

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

     The methods and assumptions used to estimate the fair value of significant classes of financial instruments are as follows:

     Cash. The carrying amount approximates fair value because of the short maturity of the instruments.

     Short-term borrowings (loans payable and trust receipts payable). Short-term borrowings bear interest at variable rates that reflect currently available terms and conditions for similar borrowings. The carrying amount of this debt is a reasonable estimate of the fair value.

     Long-term liability due to a customer. Long-term liability due to a customer bears imputed interest at rates that reflect currently available terms and conditions for similar debt. The carrying amount of this debt is a reasonable estimate of the fair value.

     Exchangeable note. The exchangeable note includes a beneficial conversion option. The carrying amount of this debt is discounted at 11% effective interest rate taking into account the value of the beneficial conversion option.

--------------------------------------------------------------------------------
23.  Reporting Segment

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available and is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

     The Company is primarily engaged in one industry segment, semiconductor assembly and test services. Revenues summarized by geographic region (by customer domicile), are as follows:

                                                           2003    2002    2001
     --------------------------------------------------------------------------
     United States                                        37.97%  48.20%  53.44%
     Europe                                               51.09%  39.49%  27.11%
     Asia                                                 10.94%  12.31%  19.45%

     The Company's top five customers, as a percentage of its total revenues, are as follows:

                                                                   Percentage to
                                                                   Total Revenue
     ---------------------------------------------------------------------------
     2003
        Infineon Technologies, Inc.                                     33.9
        Texas Instruments, Inc.                                         18.6
        Semiconductor Components Industries, Ltd.                       12.7
        Philips Components Philippines, Inc.                             8.6
        Fairchild Semiconductor International, Inc.                      7.0

     ---------------------------------------------------------------------------
     2002
        Infineon Technologies, Inc.                                     21.9
        Semiconductor Components Industries, Ltd.                       19.9
        Texas Instruments, Inc.                                         18.5
        Philips Components Philippines, Inc.                             9.0
        Fairchild Semiconductor International, Inc.                      7.0

     ---------------------------------------------------------------------------
     2001
        Semiconductor Components Industries, Ltd.                       17.0
        Infineon Technologies, Inc.                                     10.8
        Philips Components Philippines, Inc.                            10.8
        Fairchild Semiconductor International, Inc.                     10.0
        Power Integrations                                               7.3

     As a result of such concentration of the customer base, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to, any of these customers could materially and adversely affect the Company's results of operations and financial position.

--------------------------------------------------------------------------------
24.  Denomination of Monetary Assets and Liabilities

     The Company's monetary assets and liabilities and their U.S. dollar equivalents follow:

                                             In Philippine Pesos
                                              (Translated into
                                                 U.S. Dollars
     2003                  In U.S. Dollars     at P55.50 to $1)        Total
     --------------------------------------------------------------------------
     Assets                 $ 15,735,725        $  1,969,309       $ 17,705,034
     Liabilities              23,782,113           3,694,619         27,476,732
     --------------------------------------------------------------------------
     Net Liabilities         ($8,046,388)        ($1,725,310)       ($9,771,698)
     ==========================================================================

                                            In Philippine Pesos
                                             (Translated into
                                                U.S. Dollars
     2002                 In U.S. Dollars     at P53.254 to $1)        Total
     --------------------------------------------------------------------------
     Assets                $  15,086,101        $2,720,267        $  17,806,368
     Liabilities              35,962,131         2,893,415           38,855,546
     --------------------------------------------------------------------------
     Net Liabilities        ($20,876,030)        ($173,148)        ($21,049,178)
     ==========================================================================

--------------------------------------------------------------------------------
25.  Computation of Earnings Per Share

                                                             2003           2002          2001
     --------------------------------------------------------------------------------------------
     Net loss                                            ($21,003,522)  ($6,918,082)  ($5,507,877)
     Adjusted weighted average number of common shares
        issued and outstanding during the year             13,289,525    13,289,525    13,289,525
     --------------------------------------------------------------------------------------------
     Earnings per share                                        ($1.58)       ($0.52)       ($0.41)
     ============================================================================================

     For the year ended December 31,2003, potentially dilutive Note and stock options which would have antidilutive effect on earnings per share were excluded from the computation of earnings per share.

--------------------------------------------------------------------------------
26.  Contingencies and Other Matters

     a. In September 2001, two substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming as defendants, in the aggregate, PSi Holdings, certain of its current or former officers and directors, and certain underwriters of its IPO. Similar complaints have been filed against over 300 other issuers that have had IPOs since 1998 and all such actions have been included in a single coordinated proceeding. A consolidated amended complaint was filed on April 24, 2002. The amended complaint alleges, among other things, that the underwriters of PSi Holdings' IPO violated the securities laws by failing to disclose certain alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in the offering's registration statement and by engaging in manipulative practices to artificially inflate the price of PSi Holdings' stock in the after-market subsequent to the IPO. PSi Holdings, together with certain of its officers and directors, and underwriters of the IPO are named in the amended complaint pursuant to Section 11 of the Securities Exchange Act of 1933, and Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 on the basis of an alleged failure to disclose the underwriters' alleged compensation arrangements and manipulative practices. The complaint seeks unspecified damages. On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO Allocation Litigations, including the action involving PSi Holdings. On July 15, 2002, PSi Holdings, along with other non-underwriter defendants in the coordinated cases, also moved to dismiss the litigation. Those motions were fully briefed on September 13, 2002 and September 27, 2002, respectively, and argument on the motions was heard on November 1, 2002. On February 19, 2003, the Court ruled on the motions. The Court granted PSi Holdings' motion to dismiss the claims against it under Rule 10b-5, due to the insufficiency of the allegations against PSi Holdings. The Court also granted the motion of the individual defendants to dismiss the claims against them under Rule 10b-5 and Section 20 of the Exchange Act. The motions to dismiss the claims under Section 11 of the Securities Act were denied as to virtually all of the defendants in the consolidated cases, including PSi Holdings. On or about July 22, 2003, a committee of PSi Holdings' BOD conditionally approved a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of PSi Holdings and of the individual defendants for the conduct alleged in the amended complaint to be wrongful. PSi Holdings would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims PSi Holdings may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by PSi Holdings' insurance carriers. The committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other Issuer Defendants in the proposed settlement, the consent of PSi Holdings' insurers to the settlement, and the completion of acceptable final settlement documentation. Furthermore, the settlement is subject to a hearing on fairness and approval by the Court overseeing the IPO Litigations. Any unfavorable outcome of this litigation could have an adverse impact on PSi Holdings' business, liquidity, financial condition and results of operations. Due to the inherent uncertainties of litigation, PSi Holdings cannot accurately predict the ultimate outcome of the litigation.

     b. On November 19, 2003, PSi Holdings filed an injunction complaint against Manila Electric Company (Meralco) to enjoin it from disconnecting its supply of electric service on account of a billing differential in the amount of 21.2 million ($400 thousand, translated using the exchange rate of $55.50 to $1) reckoned from April 1, 1998 to July 12, 2002. The billing differential came about from a defective meter installation by Meralco. Claiming negligence on the part of Meralco, PSi Holdings refused to pay the full amount and offered settlement of 2 million ($36 thousand, translated using the exchange rate of $55.50 to $1). Meralco insisted on full payment, hence the filing of the complaint. On December 17, 2003, the court granted PSi Holdings' application for the issuance of a writ of preliminary injunction and approved the injunction bond. Meralco has already filed its answer to the complaint. Meralco also filed a motion for reconsideration from the order granting the injunction, which incident is now submitted for resolution. The Company does not believe that the ultimate outcome of these proceedings will have a material adverse effect on the Company's overall financial position or results of operations.

     c. As of December 31, 2003, the Company has outstanding letters of credit amounting to $1.9 million.

     d. Shipping and handling costs incurred in 2003, 2002 and 2001 amounted to $443,565, $254,147 and $215,449, respectively.

--------------------------------------------------------------------------------
27.  Subsequent Events

     Supply Agreement

     On January 14, 2004, the Company signed a long-term Supply Agreement with Philips, a division of Philips Electronics UK Ltd., to provide outsourced power semiconductor assembly and test services through the Company's facility in Chengdu, China (see Note 1).

     PEZA Registration

     On March 19, 2004, PSi Technologies, together with two other semiconductor assembly and test locators (collectively referred to as "Semicon Locators") in the FTI Complex signed a Memorandum of Agreement with the management of FTI and the local government of the Municipality of Taguig whereby the location of such Semicon Locators shall be proclaimed as a PEZA zone. In line with this, the Semicon Locators have also filed their individual applications for registration as PEZA enterprises. On May 1, 2004, the President of the Republic of the Philippines signed the proclamation creating and designating the location of the Semicon Locators as a PEZA zone. In May 2004, PSi Technologies was registered as a PEZA entity. Henceforth, it shall be entitled to the incentives under RA No. 8748 (see Notes 2 and 17).