Form 20-F
period 2004-12-31
PSI TECHNOLOGIES HOLDINGS INC
filed 2005-07-15
CIK 1106714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-11528

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

REPUBLIC OF THE PHILIPPINES

(Jurisdiction of incorporation or organization)

FTI Special Economic Zone,

Electronics Avenue,

Taguig City, 1604, Philippines

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

None

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

American Depository Shares (as evidenced by American Depository Receipts) each representing one common share of nominal value PHP 1 2/3 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934:

None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2004, the close of the period covered by the annual report:

Common shares of nominal value PHP 1 2/3 per share.	13,289,525

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐            Item 18  ☒

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

i

PART I

Statements contained in this annual report on Form 20-F and in future filings with the Securities and Exchange Commission, or the SEC, in our press releases or in other public or shareholder communications that are not purely historical facts are forward-looking statements that involve risks and uncertainties. Statements looking forward in time are included in the annual report on Form 20-F pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the following:

•	the state of the semiconductor industry;

•	demand for end-use applications;

•	demand for end-use products such as communications equipment and personal computers;

•	demand for the outsourcing of assembly and test services;

•	trends in customer order, rescheduling and cancellation patterns;

•	our product mix;

•	our capacity utilization;

•	our competition;

•	pricing pressures;

•	technological innovation; and

•	acquisition and installation of new equipment.

You may find these statements under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” Item 5—“Operating and Financial Review and Prospects” or by the use of forward-looking words such as “believe,” “expect,” “intend,” “should,” “anticipate,” “estimate,” “plan,” “project,” “may,” “will” or other similar words. We have based these forward-looking statements on our own information and on information from other sources that we believe are reliable. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict, and therefore, our actual results may differ materially from those expressed, forecasted or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the risk factors described elsewhere and other factors noted throughout this annual report. Given this level of uncertainty, you should not place undue reliance on the forward-looking statements included in this annual report that only speak as of the date of this filing.

We undertake no obligation to publicly revise these forward-looking statements to reflect events, circumstances or the occurrence of unanticipated events that occur subsequent to the date of this annual report on Form 20-F.

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report. The summary consolidated statements of operations data and summary consolidated balance sheet data in the table below as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements. The summary consolidated statements of operations data and summary consolidated balance sheet data are qualified in their entirety by reference to our audited consolidated financial statements and related notes. Our audited consolidated financial statements are reported in U.S. dollars and have been prepared and presented in conformity with U.S. GAAP consistently applied for all years.

	Years ended December 31,
	2000	2001	2002	2003	2004
	(Dollar amounts and number of shares in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	73,671	53,512	70,537	76,933	79,139
Cost of sales	59,382	51,824	68,535	75,173	79,090

Gross profit	14,289	1,688	2,002	1,760	49

General and administrative	5,178	5,664	6,226	7,086	9,178
Special charges	—	—	—	12,896	1,263
Selling and marketing	850	965	1,147	762	792
Research and development	948	692	1,253	723	1,008

Income (loss) from operations	7,313	(5,633)	(6,624)	(19,707)	(12,192)

Interest and bank charges—net	681	101	(400)	(1,215)	(2,139)
Foreign exchange gains (losses)—net	739	796	29	(243)	(305)
Lease income	—	—	—	—	92
Early retirement cost	—	(680)	—	—	—
Gain (loss) on disposal of property and equipment	—	—	39	(1)	1
Equity in net loss of an investee	(3)	—	—	—	—

Income (loss) before income tax and minority Interest	8,730	(5,416)	(6,956)	(21,166)	(14,543)

Provision for (benefit from) income tax
Current	694	27	—	6	2
Deferred	54	(30)	10	(179)	366

Income (loss) before minority interest	7,982	(5,413)	(6,966)	(20,993)	(14,911)

Minority interest	120	(95)	48	(11)	179
Net income (loss)	8,102	(5,508)	(6,918)	(21,004)	(14,732)

Weighted average number of common shares outstanding (1)	12,451	13,290	13,290	13,290	13,290

Operating income (loss) from continuing operations per common share	0.59	(0.42)	(0.50)	(1.48)	(0.92)

Basic earnings per common share (2)	0.65	(0.41)	(0.52)	(1.58)	(1.11)

Other Financial Data:
EBITDA (3)	16,581	6,758	7,480	8,680	6,477
Depreciation	8,352	12,035	13,839	15,500	16,965
Capital expenditures	47,475	21,807	18,354	10,177	15,016 (a)
Cash flows from operating activities	18,388	4,446	1,534	989	8,040
Cash flows used in investing activities	(48,697)	(19,712)	(5,870)	(5,702)	(9,046)
Cash flows from financing activities	42,075	5,066	4,252	3,950	2,224

(a)	Including cost of property and equipment amounting to $6,695 in 2004, $4,008 in 2003, $10,894 in 2002, and $8,312 in 2001 acquired on account through suppliers’ credits and equipment acquired under capital lease arrangements.

	As of December 31,
	2000	2001	2002	2003	2004
	(thousands of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	11,992	1,792	1,701	936	2,153
Working capital (4)	13,230	(557)	(12,753)	(12,187)	(23,841)
Total assets	106,248	105,165	113,005	89,592	88,689
Long-term debt (5)	—	3,373	2,824	3,433	2,695
Total stockholders’ equity	85,653	80,237	73,477	55,597	41,518

All non-GAAP information in this annual report is reconciled in the table below.

	2000	2001	2002	2003	2004
	(thousands of dollars)
Net income (loss)	8,102	(5,508)	(6,918)	(21,004)	(14,732)
Add (Deduct): Interest—net	(681)	(101)	400	1,215	2,139
Provision for (benefit from) income tax	748	(3)	10	(173)	368
Depreciation	8,352	12,035	13,839	15,500	16,965
Special charges	—	—	—	12,896	1,263
Stock Compensation	180	240	197	235	653
Minority Interest	(120)	95	(48)	11	(179)

EBITDA	16,581	6,758	7,480	8,680	6,477

	2000	2001	2002	2003	2004
Current assets	33,703	21,466	26,491	19,961	21,805
Current Liabilities	20,473	22,023	39,244	32,148	45,646

Working Capital	13,230	(557)	(12,753)	(12,187)	(23,841)

(1)	Based on the number of common shares outstanding at the beginning of the period, adjusted by the number of common shares repurchased or issued during the period and after giving retroactive effect to the reverse stock split effected on February 14, 2000, multiplied by a time weighting factor equal to the number of days that the specific shares are outstanding as a proportion of the total number of days in the period.
(2)	Basic and diluted earnings per share amounts are the same because the effect of the assumed exercise of all outstanding stock options and conversion of the exchangeable note is anti-dilutive.
(3)	EBITDA is defined as income before income tax, interest, and non-cash items like depreciation, amortization, stock compensation, minority interest, and special charges. We present EBITDA because we believe EBITDA is a widely accepted indicator of an entity’s ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to net income or income from operations, as an indicator of our operating performance or other combined operations or cash flow data prepared in conformity with U.S. GAAP, or as an alternative to cash flows as a measure of liquidity. Our computation of EBITDA may differ from similarly titled computations of other companies.
(4)	Total current assets minus total current liabilities.
(5)	Including current portions of long-term debt, obligations under capital lease and other long-term liabilities amounting to $0, $684, $2,708, $1,766 and $1,171 in 2000, 2001, 2002, 2003 and 2004 respectively.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our American Depositary Shares (ADSs) involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this annual report, including our consolidated financial statements and related notes. If any of the following risks actually materialize, our business, financial condition and results of operations would likely suffer materially, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

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

We need a significant amount of capital to fund our capital expenditures and execute our business strategies. We may be unable to repay short-term suppliers and bank credit facilities incurred to fund our capital expenditures program, which would have a negative effect on our operations and financial viability.

We may not have sufficient cash flow from operations or available lines of credit to pay short-term suppliers and bank credit facilities. Therefore, we may have to raise capital by accessing external financing sources to meet such liabilities. The terms of any new funding we obtain could restrict our future operations and affect your investment in a number of ways, including, but not limited to:

•	Requiring us to dedicate a substantial portion of any cash flows from operations to the payment of interest and principal due to such obligations, which may reduce funds available for other business purposes;

•	Requiring us to issue additional shares of our common stock or other securities, which could result in a reduction in the percentage of outstanding shares you own in our company;

•	Placing us at a competitive disadvantage compared to our competitors that have less debt;

•	Forcing us to sell assets or terminate or suspend some of our planned expansion projects; and

•	Limiting our ability to borrow additional funds because of financial and other restrictive covenants governing our debt.

In July 2003, we issued a $4.0 million exchangeable senior subordinated note to Merrill Lynch Global Emerging Markets Partners, L.P. (Merrill Lynch), due in 2008 which bears interest at a rate of 10% per annum, net of Philippine withholding taxes. The exchangeable note was issued to pay for certain liabilities related to our capital expenditures incurred in 2002 which were due by the end of the second and third quarters of 2003 and could not be paid out of current cash flow from operations or available lines of credit. Over the course of the first and second quarter of 2003, the Company pursued several possible avenues of financing but no such alternative could be put in place in time to pay for the liabilities. In June 2005, we issued a $7.0 million 4-year exchangeable senior subordinated note due in 2009 to Merrill Lynch Global Emerging Markets Partners, LLC, an affiliate of Merrill Lynch Global Emerging Markets Partners, L.P., which bears interest at a rate of 10% per annum, net of Philippine withholding taxes. The proceeds of the note will be used to partially finance capital expenditures related to the introduction of the Company’s Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes.”

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

Our operations are substantially affected by market conditions in the semiconductor industry, which are highly cyclical and, at various times, have experienced significant economic downturns characterized by reduced product demand and production overcapacity which can result in the erosion of average selling prices.

The semiconductor industry experienced a significant downturn in 2001 and the lingering effects of that downturn adversely affected our operating results for 2004. The 2001 downturn was characterized by production overcapacity, reduced product demand, excessive inventories and rapid erosion of average selling prices. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of overcapacity in the semiconductor industry have in the past followed periods of increased demand. In addition, the markets for semiconductors are characterized by rapid technological change, evolving industry standards, intense competition and fluctuations in end-user demand. In 2002, the market for semiconductors stabilized, registering growth in worldwide semiconductor revenues as measured by SIA/WSTS of 1.3% and expanded by 20.3% and 28.0% in 2003 and 2004, respectively. Nonetheless, a future downturn in the semiconductor industry could seriously harm our company. In particular, the combination of weak demand, a sharp correction of inventory by our customers and their end markets, deterioration in economic performance, particularly in the United States, and increase in under-utilized capacity in 2005 could seriously harm our industry and our company.

An overall decrease in demand for power semiconductors may significantly decrease the demand for our services and materially reduce our revenue.

We derive the majority of our revenue from assembly and/or test services for manufacturers of semiconductors used for power conversion or power management applications. Currently, many electronic devices use multiple power semiconductors, but electronics manufacturers are aggressively seeking to decrease the number of components used in devices and simplify system design. Any significant decrease in the need for power semiconductors within electronic devices may decrease the demand for our services and materially reduce our revenue. In addition, the economic slowdown in the technology sector and increase in overall inventory levels have caused a decrease in demand for electronic devices and semiconductors and/or, in turn, our services. These trends could have a negative impact on our business, operating results and financial condition.

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

The decreasing average selling price of most electronic devices places significant pressure on the prices of the components, including semiconductors that are used in those devices. If the average selling price of electronic devices continues to decrease, the pricing pressure on our services may reduce our revenue and significantly reduce our gross profit. Pricing pressure on our assembly and test services is likely to continue and our ability to maintain or increase our profitability will depend in large part upon our ability to:

•	reduce our raw material costs;

•	improve production efficiency;

•	increase the number of units assembled and tested; and

•	shift to higher margin test and assembly services or products.

See “Item 5—Operating and Financial Review and Prospects” for a discussion of the historical decline of our average selling price.

We may not be able to develop the advanced technology and expanded services we need to maintain our competitive position and our profitability.

The semiconductor industry is characterized by rapid technological development. We must be able to provide our customers with advanced assembly and testing capabilities and quick production time for their increasingly complex devices. In addition, we must continue to expand our selection of packages to remain competitive. If we rely on older products, our margins and cash flow could be reduced because prices of older products tend to decrease when newer, higher performance products are introduced. Our customers may also opt to phase out or discontinue marketing and selling these older products. Any failure on our part to advance our design and process technologies successfully and in a timely manner could materially harm our competitiveness and our profitability.

We may not be able to compete successfully in our industry because many of our competitors are much larger in size, have greater operating capacity and financial resources and have proven research and development and marketing capabilities.

The semiconductor assembly and testing industry is highly competitive. We face substantial competition from:

•	the in-house assembly and testing departments of major integrated device manufacturers;

•	other independent companies such as Alphatec Semiconductor Packaging Ltd., STATS ChipPAC Ltd., Carsem, Cirtek Electronics Corp., PT Omedata Electronics, Fastech Microassembly & Test, Inc., GEM Services and Team Pacific, Inc. that specialize in providing assembly and test services for power semiconductors; and

•	a number of large companies, such as Advanced Semiconductor Engineering, Amkor Technology, Inc., ASE Test Limited, ASAT, Ltd., STATS ChipPAC Ltd., Siliconware Precision Industries Co., Ltd., ST Assembly and Test Services Pte., Ltd., and Shinko Electric Industries Co. Ltd., that focus primarily on non-power semiconductor assembly and test services.

These companies may be able to compete more aggressively over a longer period of time than we can due to potentially greater economies of scale, lower costs, more efficient manufacturing processes, higher amounts of cash generated from operations and allocated to research and development and greater financial stability. A number of these companies also have established relationships with many of our current or potential customers. We may also face increasing competition from competitors located in lower cost centers such as Vietnam and China. We cannot assure you that we will be able to compete successfully in the future against existing or potential competitors. See “Item 4—Information on the Company—Business Overview—Competition.”

We depend on a small number of customers for a significant portion of our revenues and the loss of one or more of our significant customers could reduce our profitability.

Our top five customers accounted for approximately 50% in 2000, 56% in 2001, 76% in 2002, 81% in 2003 and 81% in 2004 of total revenue. Our largest customer accounted for approximately 12% in 2000, 17% in 2001, 22% in 2002, 34% in 2003 and 30% in 2004 of total revenue. Infineon Technologies continued to be our largest customer in 2002, 2003 and 2004. This is attributable to Infineon’s increased practice of outsourcing their power semiconductor assembly and test requirements to our company. On May 25, 2005, we received notice from Fairchild Korea Semiconductor of its intention to terminate its subcontract assembly and test contract with us, effective June 30, 2005. Fairchild Korea Semiconductor accounted for 5.6% in 2003 and 3.1% in 2004 of total revenue. It would be difficult for us to quickly replace a major customer that permanently discontinues or significantly reduces its commercial relationship with us, as new customers usually require us to pass a lengthy and rigorous qualification process. Also, semiconductor companies generally rely on service providers with which they have established relationships to meet their assembly and testing needs for existing and future applications. If any one of our key customers were to reduce its purchases significantly, any inability on our part to attract new major customers or shift our excess production capacity to our remaining customers could materially impact our financial viability and profitability.

Our finances may be adversely affected by credit risk.

Our customers are from time to time indebted to us as a result of transactions or contracts, as we provide our services on financing terms. We attempt to mitigate credit risk through customer diversification to minimize customer concentration and by screening our customers for creditworthiness. However, the information provided to us by our customers may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks. Also, we cannot assure you that our policies, procedures and ability to diversify and manage credit risk will be effective. Although none of our customers has defaulted on their payments to us due to bankruptcy, deterioration of their creditworthiness, lack of liquidity, operational failure, or other reasons, we cannot assure you that such an event will not occur. We may suffer financially and our liquidity may be severely impaired if our customers do not pay us according to contracts or terms of payment.

We may be unable to increase our production capacity to meet the demand for our products and services.

In 2004, we acquired property, plant and equipment totaling $15.0 million (including equipment acquired on account through suppliers’ credits and equipment acquired under capital lease arrangements of $6.7 million as of December 31, 2004) for our Taguig, Laguna and Chengdu manufacturing facilities, to accommodate the growth of our business. If we experience delays in the purchase and delivery of equipment needed to expand our capacity or support the expansion of capacity, we may not be able to meet the demand for our products and services. Our inability to expand capacity could reduce our ability to meet customer needs which may prompt our customers to place orders with our competitors.

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

Our operations are characterized by high fixed costs as a result of the capital-intensive nature of our business. Our ability to maintain or increase our profitability will continue to depend, in large part, upon our ability to maintain high capacity utilization rates. Our capacity utilization rates may be affected by a number of factors and circumstances, including:

•	our ability to acquire and install new equipment in anticipation of future business;

•	overall industry conditions;

•	our level of customer orders;

•	our operating efficiencies;

•	mechanical failures;

•	a disruption of operations due to the expansion of operations, introduction of new packages or relocation of equipment;

•	a disruption in supply of utilities such as electricity, water, gas, among others;

•	a disruption in the supply of raw materials;

•	fire or other natural disasters;

•	disease or epidemics; and

•	civil unrest or terrorist events in the Philippines, China or other parts of the world.

We cannot assure you that we will be able to maintain a high capacity utilization rate. If we are unable to fully utilize our capacity at these facilities, we may be unable to meet our production goals, revenue objectives and profitability targets. Our inability to maintain capacity utilization rates could also increase our costs relative to the revenue that we generate.

We depend on a limited number of suppliers to provide us with sufficient quantities of raw materials on a timely basis and acceptable quality level in order to sustain our operations.

It is important to our operations and general competitiveness that we obtain raw materials from our vendors in a timely manner, in sufficient quantities and qualities and at competitive prices. We obtain most of our critical materials from a limited group of suppliers on a purchase order basis and without the benefit of long-term contracts. Some of our suppliers provide us with equipment and raw materials on a credit basis, with payment for such items deferred until a later date. Our failure to repay these supplier credits in a timely manner could cause our suppliers to cease providing us with such credits or such materials. The loss of such supplier credits or materials could have an adverse impact on our business and operations, including our ability to meet our customers’ requirements.

Shortages occur in our essential raw materials due to interruptions or limitations in supply or increased demand in the industry. While we believe that we have identified adequate alternative suppliers for our raw materials, any transition to a new supplier could take time, increase costs and disrupt our business. In the past, we have experienced difficulty obtaining acceptable raw materials on a timely basis and delays in the delivery of raw materials we have ordered. We experienced delays in the delivery of leadframes from a major European supplier, due to the inability of the supplier to source copper base material on a timely basis. As copper supply remains constrained, we may continue to occasionally experience these delays in delivery.

We may reject and return to our suppliers those raw materials that do not meet our quality criteria. While we believe that we have identified and qualified suppliers according to specific qualification criteria, we cannot assure you that our suppliers will supply us with raw materials that consistently meet our quality criteria. This may limit the amount of raw materials available to meet customers’ order requirements. Our inability to obtain satisfactory raw materials could limit our ability to fill our customer orders and/or increase our costs relative to the revenue that we generate.

Upward changes in the price of crude oil and certain other commodities used by our suppliers or by us as raw materials for our products could materially harm our business by increasing our costs.

We are particularly affected by fluctuations in the prices of commodities such as aluminum, copper, nickel, gold, silver and other metals used in our raw materials and manufacturing process, and higher energy costs. In 2004, the Reuters/Jefferies CRB Spot Index (an index that tracks the prices of certain commodities) increased by 3.3%. Crude oil prices were higher by 33.6%, gold prices were higher by 6.9%, silver prices were higher by 20.5%, copper prices were higher by 49.0%, and nickel prices were higher by 7.4% in 2004 as compared to 2003.

We attempt to negotiate competitive prices for raw materials with our suppliers, which helps to reduce the impact of any increases in the price of raw materials linked to commodities. Similarly, we attempt to mitigate the impact of higher crude oil prices, which leads to higher energy and utilities expenses, through improvements in our operating efficiencies and adjustments in scheduling our production according to forecasted loadings. We cannot assure you that the prices of these commodities will not continue to rise, or that we will be able to negotiate competitive pricing with our suppliers, or that we will be able to mitigate the increase in our utilities expense. As a result, we may have to pass on to our customers such increases in costs. Any inability on our part to negotiate competitive pricing for raw materials as prices increase or inability on our part to mitigate the increase in utilities expense or to pass on to our customers such higher costs could materially impact our financial viability and profitability.

We depend on our customers to provide us with a satisfactory supply of wafers, and shortages or disputes regarding the supply and quality of wafers may reduce our ability to fill our customers’ orders, reduce our revenue and increase our costs.

Our operations and general competitiveness depend on a satisfactory supply of wafers from our customers for assembly and test services. Shortages or shipments of defective wafers can result from supply chain interruptions, including disruptions from a change in manufacturing site or wafer provider, and inferior manufacturing or design flaws. Moreover, disputes as to the origin of defects and responsibility for defective wafers or dice already built into finished products could strain our relationships with existing customers. An insufficient supply of wafers, defective wafers, defective dice in finished products and any disputes relating thereto could reduce our ability to fulfill our customers’ orders, decrease our revenue, increase our costs and materially impact our financial viability and profitability.

We may be unable to obtain assembly or test equipment when we need it, which will prevent us from expanding our business and increasing our revenue.

Our operations and expansion plans are highly dependent upon our ability to obtain a significant amount of capital equipment, which is manufactured by a limited number of suppliers. In periods of high demand, the lead time from order to delivery for assembly and test equipment can be between four and six months. If we cannot obtain equipment in a timely manner, we may be unable to fill our customers’ orders or accept orders from new customers, which could reduce revenue and materially harm our business, financial condition and results of operations.

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

We may be unable to recoup the cost of significant capital expenditures made in anticipation of increased sales which would have a negative effect on our profitability and financial viability.

We increased and plan on continuing to increase our assembly and test capacity in order to grow our business. This required and will require substantial capital expenditures, primarily for additional assembly and test equipment, and facilities and facilities support equipment. We have already made and will continue to make these capital expenditures and we cannot assure you that our sales will increase or that our revenues and cash flow are sufficient to cover these capital expenditures and the outcomes and results of our investments and capital expenditures may differ materially from our expectations. Our failure to increase our revenue and/or margins or obtain additional financing following significant capital expenditures could materially harm our business, financial condition and results of operations, as we may not be able to offset our increased costs, cash flow requirements and related depreciation expense.

We may not be able to keep or replace key executive officers and employees, which would impair our ability to implement our business plan and continue our assembly and test processes.

We depend on our key executive officers and employees to implement our business plan and oversee our assembly and test processes. It is difficult to attract and retain highly skilled technical, managerial and marketing personnel, and replace key personnel, as competition for qualified personnel in the Philippines and China is intense. In March 2005, Bryan C. Rigg, our Managing Director for Taguig operations, elected to seek employment with a competitor and terminated his employment contract with us. In June 2005, we announced the appointment of Gordon J. Stevenson, formerly of Royal Philips Electronics, as our Executive Vice President and Chief Operating Officer. However, we cannot assure you that we will be successful in attracting and retaining the personnel we require to successfully develop new and enhanced assembly and test services and to continue to grow and operate profitably. We maintain limited directors and officers liability insurance.

We may be unable to develop and protect the intellectual property needed to compete successfully with other assembly and test companies.

Our ability to compete successfully and achieve future growth in revenue will depend, in part, on our ability to develop and protect our proprietary technology and the proprietary technology of our customers entrusted to us during the assembly or testing process. We cannot assure you that we will be able to develop or protect proprietary technology or that our competitors will not develop, patent or gain access to similar know-how and technology. We cannot assure you that any confidentiality and non-disclosure agreements that we rely on to protect trade secrets and other proprietary information will be adequate to protect our or our customers’ proprietary technology.

We may become subject to intellectual property rights disputes that may be costly and limit our ability to continue our business operations as planned.

Our ability to compete successfully will depend on our ability to operate without infringing on the proprietary rights of others. We have not established procedures to help prevent us from infringing the patented technology of our competitors or other parties. As a result, we may not be aware of the intellectual property rights of others or familiar with the laws governing intellectual property rights in countries where our products are sold. If we become aware that third party-owned intellectual property may affect our business, we intend to either avoid processes protected by existing patents, cross-license, or otherwise obtain the right to use the process or package technologies we require. We believe that companies in our industry will face more frequent patent infringement claims as the number and coverage of patents, copyrights and other third party intellectual property rights in our industry increases. In the event a valid claim is made against us, we may be required to:

•	stop using critical assembly and test processes;

•	cease manufacturing, using, importing or selling infringing packages;

•	develop non-infringing technologies;

•	acquire and pay for licenses to use the infringed technology; or

•	pay substantial damages.

We may be required to seek licenses from or enter into agreements with third parties covering intellectual property. We cannot guarantee that any of those licenses can be obtained on acceptable terms, if at all. We may also have to commence lawsuits against companies who infringe on our intellectual property rights. Those potential claims could result in substantial costs and diversion of our resources.

Our assembly and test processes are susceptible to human error which can reduce our productivity and harm our operations.

Our failure to maintain high training standards and monitor our operators could result in significant operator error which could reduce our production yields, cause us to miss committed deliveries to our customers, erode product quality, damage our customer relationships and materially harm our business. Any lost customers, increased costs, production delays, substantial amounts of returned goods and claims by customers resulting from human error could materially harm our business, financial condition and results of operations.

We may be unable to maintain the clean room environment we need for our operations, which can reduce our productivity and harm our operations.

Our assembly and test operations take place in areas where air purity, temperature and humidity are controlled. If we are unable to control our assembly and test environment, our equipment may malfunction or our products may be defective. See “Item 4—Information on the Company—Business Overview—Quality Management.” Any prolonged interruption in our operations due to problems in our clean room environment could materially harm our business, financial condition and results of operations.

Environmental, health and safety laws could require us to incur additional capital and operational costs.

We are subject to liabilities and compliance obligations arising under environmental, health and safety laws. These laws impose various controls on the quality of our air and water discharges, on the storage, handling, discharge and disposal of chemicals the company uses, and on employee exposure to hazardous substances in the workplace. Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. See “Item 4—Information on the Company—Property, Plants and Equipment—Environmental Matters” for more details. We cannot assure you that applicable environmental, health and safety laws will not in the future impose the need for additional capital equipment or other process requirements upon the company, curtail its operations, or restrict its ability to expand its operations. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substance contamination could subject the company to future material liability.

We may be unable to maintain the non-unionized status of our workforce or limit employee turnover, which can reduce our productivity and harm our operations.

Our ability to compete successfully will depend on our ability to keep labor costs low. We provide compensation, benefits, and a working environment in accordance with standards mandated by Philippine and Chinese law, labor regulations and codes, which has resulted in a union free workplace. Any initiative by the workforce to unionize or the occurrence of high employee turnover in any of our three manufacturing facilities may result in lost productivity and higher labor costs that could materially harm our business, financial condition and results of operations.

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

Effect on the Philippines. The Philippines has experienced many of these difficulties, including:

•	the continuing depreciation in the value of the Philippine peso relative to the U.S. dollar and other foreign currencies;

•	increased unemployment;

•	a higher than projected national government budget deficit; and

•	terrorist events and kidnappings.

These events have created uncertainty as to the stability of the Philippine economy. The Philippine government has implemented a number of measures designed to mitigate the effects of the region’s financial crisis on the Philippine economy. The Philippine government’s stated objective has been to restore economic confidence and stability by strengthening economic fundamentals. We cannot assure you that the Philippines, which has suffered lower levels of economic disruption and reductions in growth and economic performance compared to other Asian countries, will not be subject to increased economic difficulties in the future or that the current trends will significantly improve in the near future.

Effect on us. Similar to other companies throughout Asia and the Philippines, we have experienced negative effects from the Asian economic crisis, and the global decline in electronic products demand. These negative effects have included difficulty in accessing capital in the Philippines for future expansion and high debt service costs, which totaled $0.4 million in 2002, $1.2 million in 2003 and $2.1 million in 2004, net of interest income. We had net interest income in 2000 and 2001 due to the cash infusion from our initial public offering in the

United States; however, we will incur higher service costs in future years due to our increasing use of debt to finance operations and capital expenditures. In 2002, due to the economic slowdown, downturn in industry, and losses incurred by the company, we were unable to obtain long-term financing to fund our capital expenditures program. Consequently, we funded our capital expenditures program with cash generated from operations, short-term supplier credits and bank financing. These short-term supplier credits came due in the second and third quarter of 2003, resulting in the need to issue to Merrill Lynch a US$4 million exchangeable senior subordinated note on July 3, 2003. In 2005, due to continuing losses incurred by the company, we were unable to obtain long-term financing to partially finance certain capital expenditures and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables, resulting in the need to issue to Merrill Lynch a $7.0 million 4-year exchangeable senior subordinated note on June 2, 2005. See Item 7 “Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes.”

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

We generate a significant portion of our revenues from international markets, including customers in Southeast Asia and Europe. In addition, all of the facilities currently used to provide our packaging services are located in the Philippines and China. Our future operations and earnings could be affected by new laws, new regulations, a volatile political climate, and changes in or new interpretations of existing laws or regulations in countries where we have customers or operations. If future operations are negatively affected by these changes, our sales or profits may suffer.

The Company opened a new assembly and test facility in Chengdu, Sichuan Province, PRC, and there are numerous risks related to operating in China.

We incurred $3.1 million in capital expenditures for our new Chengdu facility on the expectation that it will reduce future production costs as a result of the relatively inexpensive labor costs in the region. We also hope that our Chengdu facility will create new business and sales opportunities in China. However, the outcomes and results of our new facility may differ materially from our expectations, due to a variety of operational and financial risks, including but not limited to:

•	economic and political uncertainties in China;

•	changes in, and the arbitrary enforcement of, commercial laws, currency controls and exchange rate policies, import tariffs and duties, customs regulations and taxation laws in China;

•	local infrastructure problems, such as electrical power interruptions;

•	quality problems arising from the start up of new manufacturing processes by operators and technicians who lack experience with our equipment and manufacturing processes;

•	an inability to source cost competitive and qualified materials, supplies, parts, equipment, toolings and other items needed in the manufacturing process;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products; and

•	an inability to attract and retain sufficient and qualified human resources through all levels and job functions of the organization at competitive costs.

Our China venture in Chengdu, Sichuan Province, PRC, may negatively affect our profitability and drain our financial resources.

Pre-operating expenses attributable to our China venture start-up activities resulted in higher operating expenses for our company. Start-up activities are activities that are undertaken prior to the commencement of production, including but not limited to, the installation of facilities and facilities support equipment, the uncrating and installation of production equipment, purchase and delivery of other equipment and tools necessary for production, and the hiring and training of management, staff, technical personnel and operators. In 2004, we incurred a $2.4 million net loss from our Chengdu facility. If we experience delays or impediments in the transfer of the remaining manufacturing lines from Philips’ facility in the Philippines, fail to fully utilize these facilities and equipment, or need to increase capital expenditures, we may experience a significant increase in operating costs and be unable to meet our production goals, revenue objectives and profitability targets.

Further, the China venture requires investments in facilities and facilities support equipment, and certain production and support equipment. We cannot assure you that we will not need additional investment and/or generate sufficient cash flow to pay for this investment. Even if we have sufficient cash flow, the investment may limit the amount of financial resources available to fund our ongoing operations in the Philippines and in China, and capital expenditure, research and development and expansion program in the Philippines. Each of these factors taken on its own or in conjunction with the others could have a material adverse effect on our company.

Fluctuations in exchange rates could materially harm our business by increasing costs or affect the value of our ADSs.

All of our revenues are U.S. dollar denominated and our consolidated financial statements are prepared in U.S. dollars. The largest share of our costs is U.S. dollar denominated. Some of our raw material costs are incurred in Euros and Japanese yen. All of our operating expenses are incurred in U.S. dollars, Philippine pesos, and Chinese Renminbi while our capital expenditures are primarily denominated in U.S. dollars and Japanese yen. As a result, we are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Philippine peso, the Japanese yen and the U.S. dollar, the Chinese Renminbi and the U.S. dollar, and the Euro and the U.S. Dollar. Since all of our revenues are in U.S. dollars, fluctuations in foreign currency exchange rates, particularly the Euro and Japanese yen, could also increase the price we pay for equipment and raw materials, which could also increase our raw material and equipment costs.

We are vulnerable to disasters and other disruptive events since most of our operations are conducted in facilities in Metro Manila, Laguna and Chengdu.

We currently conduct our assembly and test operations at our facilities in Metro Manila, Laguna and Chengdu. Significant damage or other impediments to these facilities as a result of:

•	natural disasters such as earthquakes, floods and typhoons;

•	disease and epidemics;

•	industrial accidents;

•	utilities outages, including power, water and industrial gases, among others;

•	equipment failure;

•	industrial strikes;

•	terrorist events;

•	disruptions to our transportation network; or

•	political assembly/mass actions

could disrupt our manufacturing operations and/or significantly increase our operating costs. To date, we have not experienced significant damage or other disruptions at our facilities as a result of these events. However, such events may occur in the future which could have a negative impact on our business.

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

Terrorist attacks and other acts of violence or war may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States, United States businesses or other countries or foreign businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Our current facilities include sales offices in the United States and Japan, and administrative, sales, and manufacturing facilities in the Philippines and China. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas.

The armed conflict between coalition forces led principally by the United States against armed forces in Iraq could have a further impact on our domestic and international sales, our supply chain, our production capability and our ability to deliver product to our customers. The Philippines has experienced terrorist incidents in the southern islands of Mindanao and bombing threats within Metro Manila. We cannot assure you that political and economic instability in the Philippines or in China or other regions of the world may not also result and will not negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could ultimately have an adverse effect on our business or your investment.

Epidemics, such as the Severe Acute Respiratory Syndrome, may affect our operations and our profitability.

Epidemics such as the Severe Acute Respiratory Syndrome (SARS) could materially affect our operations and our financial health. We rely on more than 3,000 individuals located in manufacturing facilities in the Philippines and China, without whom it is not possible to assemble and test the company’s products. The Philippines and China were two of the approximately 30 countries identified by the World Health Organization wherein there were confirmed cases of SARS, although the magnitude of the illness in the Philippines is substantially less than in other Asian countries such as China, Hong Kong and Taiwan. For 2004 and the first half of 2005, there have been no reports of SARS in the Philippines or China.

In 2004 and 2005, the Philippine Department of Health reported 25 suspected cases of meningococcemia in the Northern Philippine tourist city of Baguio, of which 8 cases of the disease have been confirmed since October 2004. The World Health Organization, in its January 12, 2005 advisory, stated that there is no need for members of the public—from the Philippines or from abroad—to avoid travel to Baguio.

Illness from an individual that is successively transferred to other individuals could result in a quarantine of our Taguig, Laguna and/or Chengdu manufacturing facilities or mass absences, leading to lost productivity and revenue that could irreparably harm the Company. We cannot assure you that our operations and finances will not be affected should there be a recurrence of SARS in the Philippines, China, within the region or other parts of the world, or any other types of epidemics.

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

Our corporate affairs are governed by our articles of incorporation and by-laws and by the laws governing companies incorporated in the Philippines. Legal principles such as a director’s or officer’s duty of care and loyalty, and the fiduciary duties of controlling shareholders exist in the Philippines. However, these principles are relatively untested in Philippine courts, and their application is uncertain in comparison to their application in U.S. courts. As a result, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our board of directors or our controlling shareholders than they would as shareholders of a company incorporated in the United States.

We rely on income tax incentives to preserve funds allocated for specific business purposes and a loss of these tax benefits would prevent us from using funds in accordance with our business plan.

As a result of PSi Technologies, Inc.’s decision to register with the Philippine Economic Zone Authority (PEZA) as a tax planning strategy, PSi Technologies, Inc. shall henceforth be subject to a final tax, in lieu of all taxes, computed at 5% of gross income less allowable deductions as defined in Republic Act (RA) No. 8748 of the Philippines. No income tax incentives were availed of by our Taguig facility in 2003 and 2004. Laguna, through PSi Technologies Laguna, Inc. however, received tax incentives amounting to $12,400 in 2004. Our Chengdu facility is also entitled to fiscal incentives granted by the various governing authorities in China. See Item 5 “Operating and Financial Review and Prospects—Special Tax Status.” If we lose our fiscal incentives, we will be required to use funds earmarked for other business purposes to pay income and other business taxes. This reallocation of funds could reduce the amount of funds available to us for our business activities and materially harm our business, financial condition and results of operations.

Our existing principal shareholders own a large percentage of our voting shares and their interests may conflict with the interests of our company.

Our principal shareholders, Merrill Lynch Global Emerging Markets Partners, L.P. and NJI No. 2 Investment Fund, a fund managed by JAFCO Investment (Asia Pacific) Ltd., own, in the aggregate, approximately 68.5% of our outstanding voting securities as of December 31, 2004. Acting together, or in Merrill Lynch’s case, individually, our principal shareholders will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. See “Item 10—Additional Information—Articles of Incorporation and By-laws.” Matters that require shareholder approval through two-thirds vote include, among other things:

•	our merger or consolidation with any other entity;

•	any sale of all or substantially all of our assets; and

•	the timing and payment of stock dividends if any.

Our principal shareholders have entered into a Shareholders Agreement relating to their ownership, transfer and voting of our shares. As a result of the level of their shareholdings and the provisions of the Shareholders Agreement, our principal shareholders will have the power to determine the election of our directors and the approval of any other action requiring the approval of our shareholders, including any amendments to our articles of incorporation and by-laws. In addition, our principal shareholders could prevent us from entering into transactions that could be beneficial to us or the holders of our ADSs.

Under the terms of the exchangeable notes issued to Merrill Lynch in July 2003 and June 2005, Merrill Lynch also has the right to approve a broad range of material transactions undertaken by us or our subsidiaries. See “Item 7—Major Shareholders and Related Party Transactions—Related Transactions—The Merrill Lynch Exchangeable Notes.”

Your percentage ownership in our company could be diluted by the action of our principal shareholders.

Our shareholders do not have preemptive rights. Our principal shareholders have a sufficient number of votes to approve the authorization, sale and issuance of additional shares of common stock or other securities of our company. You do not have a right to participate in any such sale or issuance and as a result your ownership interest in us could be diluted. See “Item 10—Additional Information—Articles of Association and Bylaws” for a discussion on the rights of shareholders.

We cannot assure you that an active trading market will develop or continue for our ADSs.

Our ADSs are publicly traded but do not necessarily trade actively. In addition, the market price quoted for our ADSs may be adversely affected by changes in our financial performance or prospects, or in the prospects for companies in our industry generally, or in the market in which our ADSs are traded. On March 16, 2005, we applied to transfer the trading of our ADSs to The Nasdaq SmallCap Market from The Nasdaq National Market. The transfer was effected at the opening of business on March 29, 2005. As a result, we cannot assure you that an active or stable trading market will develop or continue for our ADSs.

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

Since our initial public offering in March of 2000, the closing price of our ADSs has fluctuated significantly, ranging from a high of $25.44 per share to a low of $0.89 per share. Fluctuations in our stock price could continue. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results and our lack of profitability;

•	the introduction and development of new packages;

•	the amount of our indebtedness;

•	our ability to access additional financing on economical terms to fund capital expenditures;

•	general market conditions; and

•	general economic factors unrelated to our performance.

The stock markets in general, and the markets for technology companies in particular, have experienced a high degree of volatility not necessarily related to the operating performance of particular companies. We cannot provide assurances as to the price of our ADSs.

The market price of our ADSs could decrease as our principal shareholders sell their shares.

The market price of our ADSs could decrease if large numbers of ADSs are sold into the public market or if the public expects those sales to occur. These sales could make it difficult for us to sell equity securities in the future at a time and price that we deem appropriate. We have 13,289,525 common shares outstanding, including the common shares represented by our ADSs. The 4,025,000 common shares represented by our ADSs are freely tradeable in the public market unless purchased by our affiliates, as defined in Rule 144 under the Securities Act and which are natural persons or other entities that directly or indirectly control, are controlled by, or are under common control with us. The remaining 9,264,525 common shares are restricted securities, as defined in Rule 144 under the Securities Act, which means they may not be offered or sold unless pursuant to a registration statement that has been filed and declared effective by the Commission or pursuant to an available exemption from registration under the Securities Act. These common shares may be sold in the public market in the form of ADSs, upon a deposit of such shares with the depositary, but only if they are registered under the Securities Act or if they qualify for an exemption from the registration requirements of the Securities Act.

On June 14, 2004, JAFCO Investment (Asia Pacific), Ltd., acting as investment manager for NJI No. 2 Investment Fund, or NJI, requested that we file a registration statement covering the 1,955,741 shares held by NJI pursuant to NJI’s rights under the Registration Rights Agreement described in Item 7—“Major Shareholders and Related Party Transactions—Related Party Transactions.” The registration request was not ultimately pursued by JAFCO.

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

ADS holders, by comparison, do not receive notices directly from us. The deposit agreement provides that upon its receipt of notice from us of any meeting of holders of our common shares, the depositary will then mail to ADS holders as soon as practicable:

•	the notice of the meeting;

•	the voting instruction forms; and

•	a statement explaining how instructions can be given by ADS holders.

To exercise voting rights, ADS holders must instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for ADS holders than for holders of our common shares. ADSs for which the depositary does not receive voting instructions will not be voted at any meeting.

Except as described in this annual report, ADS holders are not able to exercise voting rights attaching to the ADSs. Please see “Item 10—Additional Information—Articles of Incorporation and By-laws” for additional information relating to our common shares.

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

ITEM 4 INFORMATION ON THE COMPANY

A. History and Development of our Company

Our legal name is PSi Technologies Holdings, Inc. We are incorporated under the Corporation Code of the Philippines, Batas Pambansa Blg. 68 approved on May 1, 1980, in the Republic of the Philippines on December 10, 1999. Our current corporate form will expire on December 10, 2049 and may be extended by shareholder resolution to be approved by the Philippine Securities and Exchange Commission (SEC). Our principal executive and registered offices are located at FTI Special Economic Zone, Electronics Avenue, Taguig City, 1604, Philippines. Our telephone number at that address is (632) 838-4966. We maintain an Internet web site at www.psitechnologies.com. Information contained on our web site does not constitute a part of this annual report. Our agent for service of process in the United States is Michael T. Gholson, Director for Sales, at Pacsem Technologies, 721 E. Citation Lane, Tempe, AZ 85284. Our telephone number at that address is (480) 838-5286.

The following material corporate events occurred in 2004 and the first half of 2005:

•	On January 14, 2004, we signed a long-term supply agreement with Philips Semiconductors and Electronic Devices Limited to provide outsourced power semiconductor assembly and test services through our facility in Chengdu, Sichuan Province, PRC. The products to be packaged and tested are bipolar power products with consumer electronics, white goods, lighting, power supplies and industrial end applications. As part of the agreement, Philips will progressively transfer its production of bipolar products, currently located in Philips’ assembly and test facility in Cabuyao, Laguna Province, Philippines, to PSi in China. See “Item 3 Key Information—Risk Factors”.

•	On March 18, 2004, James Knapp was appointed Vice President of Technology, Package Development and Central Engineering. His title was later changed to Vice President and Chief Technology Officer. Mr. Knapp is an accomplished technologist with over 30 years (and 33 patents, with 11 pending) of development engineering, package development and manufacturing management experience in the semiconductor industry at companies such as ON Semiconductor and Motorola. Among other initiatives, Mr. Knapp will be leading the Power QFN Packaging Platform development effort at PSi.

•	On May 17, 2004, the PEZA registered PSi Technologies, Inc., our principal operating subsidiary operating in PSi’s primary facility in Taguig, as an Ecozone Export Enterprise to engage in the manufacture of semiconductor devices at the Food Terminal Incorporated Special Economic Zone. Under the terms of registration, PSi is entitled to incentives granted to non-pioneer projects under R. A. No. 7916, subject to the terms and conditions specified under the approval.

•	On November 27, 2004, we signed a broad, multi-year patent license agreement with Amkor Technology, Inc. that grants PSi rights under Amkor’s portfolio of MicroLeadFrame® patents and grants Amkor access to the intellectual property being developed by PSi related to its Power QFN technology.

•	On December 27, 2004, we received from Raiffeisen Zentralbank Austria (RZB-Austria) a notification extending our $10.0 million Revolving Facility Agreement, to December 31, 2005. RZB-Austria waived all financial covenant breaches based on the June 30, 2004 US GAAP unaudited consolidated financial statements. The waiver is preconditioned on our ability to remedy the continuing breaches based on the December 31, 2004 unaudited US GAAP consolidated financial statements by requiring the shareholders of the Company to infuse additional capital. On July 13, 2005, RZB-Austria waived all the breaches based on the December 31, 2004 unaudited US GAAP consolidated financial statements. The next test of compliance to covenants will be based on the next U.S. GAAP audited consolidated financial statements of PSi Holdings as of and for the year ending December 31, 2005.

•	On January 15, 2005, we appointed Roque Felipe M. Granada to the position of Senior Vice President for Sales, Marketing and Customer Service. Mr. Granada was previously with Amkor Technology, Inc., where he held the position of Executive Director of Sales (Asia Region). Prior to that, he spent 8 years with PSi, holding various positions including Vice President of Management Services and Sales & Marketing.

•	On January 28, 2005, we entered into a contract to sell our unutilized third site in Laguna to an unrelated Philippine corporation in the business of commercial and industrial property development and leasing, for $2.5 million. Of this amount, $1.0 million was paid upon signing of the agreement, with the balance payable every six months in six equal payments through January 2008.

•	On March 9, 2005, we received a Nasdaq Staff Determination indicating that the Company failed to comply with the market value of publicly-held shares requirement for continued listing of the Company’s ADS in the Nasdaq National Market as set forth in Marketplace Rule 4450(a)(2), and that our ADSs would be delisted from The Nasdaq National Market at the opening of business on March 18, 2005. On March 16, 2005, we applied to transfer the trading of our ADSs to The Nasdaq SmallCap Market. The transfer was effected at the opening of business on March 29, 2005. The ADSs continue to be traded under the symbol “PSIT”.

•	On June 2, 2005, we issued a $7.0 million exchangeable senior subordinated note to an affiliate of Merrill Lynch Global Emerging Markets Partners, L.P., our majority shareholder. The proceeds of the note will be used to partially finance capital expenditures related to the introduction of our Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholder and Related party Transactions—The Merrill Lynch Exchangeable Notes.”

•	On June 2, 2005, we appointed Gordon J. Stevenson to the position of Chief Operating Officer and Executive Vice President, effective July 2005. Mr. Stevenson is an accomplished operations and turnaround specialist with over 30 years experience in the semiconductor and manufacturing industries at companies such as GI Microelectronics and Royal Philips Electronics. As COO, Mr. Stevenson will direct all operational initiatives to return the Company to profitability, grow business, and ensure financial strength and operating efficiency.

•	On June 8, 2005, we filed with the U.S. Patent Office a stud bump flip chip method of manufacture for a QFN (Quad Flat No-Lead) Package.

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

Assembly services. We provide a full array of assembly services for power conversion and power management semiconductors. Assembly services refers to the process by which power semiconductors are packaged. The semiconductor package is critical to a chip’s performance and functionality and is the interface that allows the semiconductor device to connect to the end product (i.e. printed circuit boards). Packaging serves to protect the chip and facilitate electrical connections and heat dissipation.

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

We have the capability to test most of the power semiconductors we assemble. Outlined below is a brief description of our test capabilities:

•	Parametric Test. Capable of testing all known discrete parameters (diodes, thyristors, bipolar transistors, MOSFETS, IGBTs) and analog voltage regulators;

•	Avalanche Testing or Unclamped Inductive Load Switching Testing (UIL/ISB). Tests the capability of the device to handle high voltage applications such as motors and power supplies;

•	Thermal Resistance Test. Tests the devices’ thermal response to detect potential assembly problems;

•	Reverse Recovery Time Testing (TRR). Measures the time it takes for current to go to zero when switching the flow of electricity from forward to reverse. This test measures the time it takes for the device to completely turn off;

•	Q+ Testing. A second DC test;

•	Integrated Serial Testing. Incorporates various tests into one pass or insertion;

•	Package Isolation Testing. Tests the ability of the package to withstand electricity flow from the electrical leads to the mounting surface; and

•	Embossed Carrier Taping. Process of inserting tested units into each pocket of the embossed carrier tape for automatic placement or mounting into the printed circuit board.

Materials management and drop shipment services. We provide our customers with a full range of materials procurement services and work with key raw material and equipment suppliers to ensure reliable production readiness at reasonable cost. We have installed a materials resource planning system that allows us to maximize the use of information technology in managing inventory. We also provide packaging for shipment, including specialized packaging called embossed carrier taping for surface-mount packages and paper-taping for standard packages. We provide drop shipment services, including the delivery of final tested semiconductors, to our customers’ end-customers in most parts of the world.

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

Packages

We offer semiconductor packages for both power semiconductor and standard non-power semiconductor applications. Historically, our first package offerings were for standard non-power applications including metal cans for devices such as field effect transistors (FETs), which are devices where the main current is controlled by application of a small on/off voltage, and diodes, ceramics for amplifiers and smart displays for cellular phones. In 1994, we began offering semiconductor packages specifically for power semiconductor applications. Since 1995, we have focused primarily on providing power semiconductor assembly and test services and packaging, increasing that portion of our business to represent approximately 95% of revenue in 2004. Nevertheless, our standard non-power semiconductor assembly and test operations remain profitable, and we continue to offer a limited number of standard non-power semiconductor packages. The following table sets out for the periods indicated the percentage of our revenue by package type:

	Years ended December 31
	2000	2001	2002	2003	2004
Power Semiconductors	84%	83%	89%	94%	95%
Non-power Semiconductors	16%	17%	11%	6%	5%

TOTAL	100%	100%	100%	100%	100%

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

All of our power packages are leaded packages. Leaded packages for power semiconductors are characterized by a semiconductor chip encapsulated in a special, non-conducting plastic mold compound with metal leads protruding from one or more edges of the package. The metal leads are designed to be attached to a printed circuit board, thereby integrating the semiconductor device into the ultimate end product. We offer leaded packages that use traditional pin-through-hole technology as well as more advanced surface mount technology. Our pin-through-hole packages are designed to be plugged into printed circuit boards by inserting the leads through holes on the board and are generally used for applications with high power requirements and minimal space restrictions. Our surface mount technology packages are designed to be soldered to the surface of the printed circuit boards and are generally used for applications with tighter space restrictions.

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

Outlined below is a brief description of power semiconductors that we assemble and test:

•	Field Effect Transistors. Depletion type transistor used as an input device for low and medium power applications.

•	Diodes. Single or dual diodes, Schottky or ultra fast rectifiers used in power supplies.

•	Power MOSFETs. Switching and control devices that combine fast switching, versatile design and low on-resistance in a cost effective design. They serve a large percentage of the need for power control devices. We have the capability to build power MOSFETs in a variety of packages.

•	Triacs, silicon controlled rectifiers and thyristors. Commonly used as triggering and control switching devices. They are an essential element in the use and control of electrical motor speed in appliances, heaters and motors.

•	Voltage regulators. Often used as a voltage protection and power control device in electronic systems. We have package offerings for a variety of voltage regulators, including DC/DC converters, AC/AC converters and inverters.

•	Transient suppressors. Control devices used to provide voltage surge protection in non-power semiconductors. This device will safely protect sensitive equipment from sudden or abrupt changes in voltage supply that can damage the equipment or unit.

•	High power bipolar transistors. Medium speed switches used for power supplies of a wide variety of electronic products ranging from computer peripherals to industrial equipment.

•	Insulated gate bipolar transistors, or IGBTs with built-in diodes. Advanced power control switches similar to high power bipolar transistors, but with an enhanced power saving feature designed so that the control power necessary to switch this device is considerably lower than that for a comparable bipolar transistor. We can build IGBTs in a number of different packages.

The following table lists the power packages we assemble and test:

Package Type and Lead Count	Product Application	End Market
SC-70 (5 leads)	diode, small signal transistor, voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

SOT-23 (3 leads)	voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

SOT-223 (3 leads)	voltage regulator, bipolar, diode	home appliances, office/industrial equipment, personal computers, communications equipment

SOT-89 (3 leads)	voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

TO-126/SOT-32 (3 leads)	thyristor, triacs	home appliances

TO-92/DO-92 (3 leads / 2 leads)	transient suppressor, voltage regulator	office/communications equipment

Package Type and Lead Count	Product Application	End Market
TO-251/TO-252 (IPAK/DPAK) (3 leads/2 and 5 leads)	MOSFET, high power bipolar, voltage regulator, rectifier/diode, triacs	home appliances, personal computers, lighting, automotive

SOT-82 (3 leads)	thyristor, triacs	home appliances

PowerFlex™ (2, 3, 5, 7 leads)	voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

Powermite™ (2 and 3 leads)	diode, rectifier, MOSFET, transient suppressor	communications, computers, consumer electronics

LFPAK™ (4 leads)	power transistor, thyristor, IGBT	personal computers, office and communications equipment, automotive systems

Power QFN (various lead counts and package configurations)	diode, small signal and power transistor, thyristor, voltage regulator	communications, computers, consumer electronics

TO-220/DO-220 (2, 3, 5, 6, 7 leads)	voltage regulator, MOSFET, thyristor, triacs, rectifier, diode	automotive systems, home appliances, office/industrial, personal computers, consumer electronics

TO-263 (2, 3, 5 leads)	MOSFET, IGBT, voltage regulator, diode, rectifier, thyristors	home appliances, personal computers

TO-220 full pack or isolated (3 leads/2 leads)	diode, rectifier, MOSFET, IGBT, thyristor, voltage regulator	home appliances, personal computers, automotive

SOT-93 (3 leads)	power transistor, thyristor, IGBT, rectifier thyristors	home appliances

TO-247 (2 and 3 leads)	MOSFET, IGBT, diode, rectifier, thyristor	home appliances, personal computers, automotive

TO-264 (2 and 3 leads)	MOSFET, IGBT, diode, rectifier, thyristor	home appliances, personal computers, lighting, automotive

SOT-227 (4 leads)	MOSFET, diode, rectifier, IGBT, power module	automotive systems, industrial equipment

Power Modules	rectifier, power transistor, thyristor, IGBT	industrial equipment, automotive systems, home appliances

Non-power packages and applications. We assemble and/or test a limited number of standard non-power semiconductor packages primarily for industrial, automotive and military use. The following table lists the non-power packages we assemble and/or test:

Package Type and Lead Count	Product Application	End Market
PDIP (8, 14, 16, 24, 48, 54, 64 leads)	digital signal processor, switch, amplifier	automotive, industrial, communications equipment

SOIC (8 leads)	Amplifier	industrial, consumer, communications equipment, computer

Package Type and Lead Count	Product Application	End Market
CERDIP (8, 14, 16, 20, 22, 24, 28, 40 leads)	amplifier, diode array	military, industrial equipment

CERPACK (3 and 40 leads)	amplifier, diode array	military, industrial equipment

Flatpack (10, 14, 16 leads)	amplifier, diode array	military, industrial equipment

CLCC (3 and 20 leads)	amplifier, diode array	military, industrial equipment

Metal cans (2, 3, 4, 6, 7, 8, 10 pins)	amplifier, diode array	military, industrial equipment

Metal cans (2, 3, 4, 6, 7, 8, 10 leads)	field effect transistor, diode, amplifier	military/commercial, automotive, communications equipment

Packages and processes under development. Power semiconductor form-factor and performance requirements continue to evolve to meet ever-increasing demands of end-market applications. We are currently developing packages and related processes to address the need for:

•	25 to 75 micron wafer processing capability;

•	Integration of passives in power packages;

•	Advanced interconnect capability, including aluminum ribbon bonding, clip and stud bump bonding;

•	Aluminum wire to copper bonding;

•	Dual and multi-die packaging;

•	High power/thermal packages that meet MSL 1 260°C requirements;

•	Leadless power packages;

•	Environmentally friendly assembly materials and processes;

•	Auto-molding; and

•	Cost effective materials.

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

The Semiconductor Industry and the Power Semiconductor Market

Semiconductors are critical components used in an increasingly wide variety of applications. They are used in telecommunications and networking systems, computers and computer peripherals, consumer electronics and home appliances, electronic office equipment, automotive systems and industrial products. According to the Semiconductor Industry Association, or SIA, revenue for the worldwide semiconductor device market declined from $204.4 billion in 2000, to $139.0 billion in 2001 in the worst recorded downturn in the history of the industry. It grew 1.3% to $140.7 billion in 2002, expanded by 18.3% to $166.4 billion in 2003 and by 28.0% to $213.0 billion in 2004, a record for semiconductor sales, based on SIA data. Although the semiconductor industry is highly cyclical, it has grown by a compounded annual growth rate of 15.6% over the past 20 years according to Semiconductor Business News. The industry’s downturns were caused by a number of factors in the past, including: overcapacity, reduced product demand due excessive purchases in previous periods, obsolescence, the introduction of new products and technologies, reduction in personal disposable incomes and corporate information technology budgets and other factors, increased competition and lower pricing.

The power semiconductor market is a large and steadily growing segment of the semiconductor industry. Power semiconductors are found in virtually every electronic device as they are needed to switch electrical power on and off, regulate the flow of electricity through electronic devices, and protect electronic components from surges and wear and tear. Based on year-end SIA Blue Book Statistics, we estimate that the worldwide market for power semiconductors increased from $17.8 billion in 2003 to $21.2 billion in 2004, a growth of 19.3%. During the downturn in 2001, power semiconductor sales declined by a lower 27% compared to 32% for the overall semiconductor industry. A number of factors contribute to the size of and growth in this industry segment. The proliferation of consumer electronic devices, wireless communications, and mobile computing are factors driving demand for new generations of power semiconductors that are smaller, lighter and more efficient. At the same time, new automotive and industrial applications are creating demand for more powerful, intelligent and reliable power semiconductors for which miniaturization is not a critical factor. Finally, electronics manufacturers are aggressively seeking to reduce manufacturing costs and time-to-market. These factors continue to spur demand for increasingly advanced power semiconductor solutions.

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

Power semiconductors are easily distinguished from non-power integrated circuit semiconductors. Power semiconductors typically operate at high power levels and perform a discrete function within an electronic system by converting or managing electrical current. The capabilities of power semiconductors are defined largely by the level of power they can handle and their efficiency in converting electric current into a more useful form. In contrast, non-power integrated circuit semiconductors typically operate at lower power levels and integrate multiple functions such as processing and conveying complex information in electronic form. The performance of non-power semiconductors is defined largely by the number of functions that can be integrated within a fixed amount of space on a semiconductor, often referred to as circuit density. Circuit density for non-power semiconductors has increased rapidly over time as a result of improved semiconductor manufacturing and design technology. Rapid increases in circuit densities have led to shorter product life cycles for non-power semiconductors. Power semiconductors have undergone relatively less miniaturization and integration than non-power semiconductors because power semiconductors are required to manage and convert high levels of power, which generate significant amounts of heat. The result is that the power semiconductor market has been characterized by longer product life cycles and less severe average selling price erosion than the market for non-power semiconductors.

Semiconductor Production Process: Front-end and Back-end

The semiconductor production process can be divided into two sequential sub-processes commonly referred to as front-end and back-end production, both of which contain many steps. The entire process, both front-end and back-end production, is complex and requires sophisticated engineering and manufacturing expertise. The diagram below summarizes the process.

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

The Trend Toward Outsourcing

In the past, most semiconductors were produced internally by independent device manufacturers or IDMs, who designed, manufactured and assembled semiconductors specifically for their own end products.

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

Philips has recently decided to outsource its bipolar power package assembly and test requirements by physically transferring its assembly and test production lines in its Cabuyao, Laguna, Philippines facility to PSi’s facility in Chengdu, Sichuan Province, PRC. This trend is consistent with the general trend toward outsourcing in the power semiconductor industry. iSuppli, a research firm, estimates the penetration of outsourced assembly and test will increase to 25% of total assembly and test revenues by 2006, from 15% in 2003. We believe that this trend towards increased outsourcing coupled with the overall market size for power semiconductors creates opportunities for independent power semiconductor assembly and test companies.

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

The pricing of our raw materials is negotiated on a yearly basis based on our volume demands. We are offered price discounts for volume purchases. The price of the gold wire used for wire bonding changes according to the price of gold in world commodity markets. The price of copper used in lead frames changes according to the price of copper on the London Metal Exchange. The price of other commodities used in our raw materials and manufacturing process also changes according to the price of these commodities in world commodity markets. In 2004, the Reuters/Jefferies CRB Spot Index (an index that tracks the prices of certain commodities) increased by 3.3%. Crude oil prices were higher by 33.6%, gold prices were higher by 6.9%, silver prices were higher by 20.5%, copper prices were higher by 49.0%, and nickel prices were higher by 7.4% in 2004 as compared to 2003. We review and discuss price changes weekly in an internal Cost Review Committee, to develop short and long-term strategies and action plans to manage and lower our raw materials costs.

Deliveries of leadframes are based on notice by the procurement department. We provide suppliers with purchase order coverage according to their leadtimes and also provide them with weekly forecast of demand, which becomes their reference for ordering materials and initiating production. For molding compounds and packaging materials, we now have warehousing agreements with two (2) major suppliers wherein each supplier keeps buffer stocks in the Philippine warehouse according to forecast requirements. We will only require delivery according to dice availability from customer. For spare parts we have six (6) major suppliers, each under a consignment agreement.

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

Marketing and Sales

Our marketing strategy focuses on the power semiconductor market. Our customer marketing efforts are tailored to the needs of leading manufacturers of power semiconductors. Our strategy is to deepen relationships with our current IDM customers by providing them with base capacity versus our historic business model of providing overflow or flux capacity. By providing our customers with base capacity, our customers reduce or transfer their internal production capacities to the Company, thereby minimizing the volatility of our revenue and volumes. The long-term supply agreement signed with Philips for the transfer of Philips’ internal bipolar power semiconductor assembly and test capacities to our facility in China, illustrates this strategy.

We are in the process of developing a non-traditional market base for our existing assembly and test capabilities and capacities, by identifying and selling to companies without fabrication and/or assembly capabilities. Our current legacy products have been in existence for over two decades. Such packages have not merely lost their upward surge in market, where prices can go at premiums, but due to their maturity, have also become very low margin products. Selling to fabless companies permits us to maintain a better price premium and somewhat cushions us from the volatility of the market. Fabless companies do not have the option of “pulling-in” to fill up internal capacity, and remain relatively loyal to their outsource partners.

We intend to co-develop leading edge packaging and inter-connect technology with our customers to meet their and their end customers’ specific power packaging needs. The Power QFN family of packages is an example of a leading-edge package. Through the intellectual property currently under development for this family of packages, we are co-designing devices with copper clip, gold stud-bumps and solder die attach, with the goal of meeting customer electrical requirements and industry reliability standards.

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

The small number of existing and potential customers enables our primary market development efforts to be executed through executive-level discussions between potential customers and ourselves. We support our market development efforts with customer and product-specific technical teams assembled to address the specific needs of each customer design and order. We have a U.S. marketing office in Tempe, Arizona to liaise with our U.S. customers. In addition, our marketing initiatives include participation in trade shows, product sampling, technical bulletins and brochures, industry publications and news releases and a web site for general information purposes. As of December 31, 2004, we employed 19 professionals in business development, marketing, sales and customer service.

Competition

The independent semiconductor assembly and test business is very competitive, with competition both from other independent assembly and test businesses and the internal capacity of major IDMs. We believe our primary competition is with the internal assembly and testing departments of many of our largest customers. The outsourcing of internal capacity by large IDMs represents our largest market opportunity. We compete to provide our customers with a lower-cost, turnkey outsourced solution to replace their internal capacity commitment. Our main independent competitors are those assembly and test businesses primarily engaged in the manufacturing of similar packages, including:

•	ChipPAC Incorporated;

•	Carsem;

•	Cirtek Electronics Corp.;

•	PT Omedata Electronics;

•	Alphatec Semiconductor Packaging, Ltd.;

•	GEM Services;

•	Fastech Microassembly & Test, Inc.;

•	Team Pacific, Inc.;

•	Huashan Electronic Device Co.; and

•	Nantung Fujitsu.

We also compete with Enoch Semiconductors (previously Korea Microsystems), a quasi-independent business based in Korea and focused on the power semiconductor market.

We compete indirectly with businesses that focus primarily on non-power integrated circuit semiconductor assembly and test, including:

•	Advanced Semiconductor Engineering, Inc.;

•	Amkor Technology, Inc.;

•	ASE Test Limited;

•	ASAT, Ltd.;

•	Siliconware Precision Industries Co., Ltd.;

•	STATSChipPAC Ltd.;

•	Shinko Electric Industries Co. Ltd.; and

•	Tak Cheong Electronics (Holdings) Co. Ltd.

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

Many of our primary independent competitors have significant assembly capacity, financial resources, research and development operations, marketing and other capabilities, and have been operating for some time. Many of these companies also have established relationships with the same semiconductor companies, which are our current or potential customers.

Government Regulations

No local legislation has been passed which specifically regulates the semiconductor industry in the Philippines. However, we are subject to laws of general application in the Philippines, including the Corporation Code, the Local Government Code, the Tariff and Customs Code, the Securities Regulation Code, the National Internal Revenue Code, laws on environmental matters (see “—Property, Plants and Equipment—Environmental Matters”), the Special Economic Zone Act of 1995 (R.A. No. 7916), rules and regulations issued by the Philippine SEC, the Bangko Sentral ng Pilipinas (Philippine Central Bank), the Board of Investments, the Bureau of Internal Revenue, the Philippine Economic Zone Authority (PEZA), the Department of Environment and Natural Resources, and other government agencies.

Our Approach and Strategy

We are a leading independent provider of power semiconductor assembly and test services to the power semiconductor market. We provide comprehensive assembly and test services to a diverse customer base which includes most of the major power semiconductor manufacturers in the world. Our top five power semiconductor customers represented 79% of our revenues in 2004:

•	Infineon Technologies, Inc;

•	Spett.le STMicroelectronics;

•	Semiconductor Components Industries, Ltd. (ON Semiconductor);

•	Philips Components Philippines, Inc.; and

•	Texas Instruments, Inc.

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

We also benefit from our location in Chengdu, Sichuan Province, China. Chengdu provides favorable demographics, rapidly modernizing infrastructure, a wealth of educational institutions that develop highly trained individuals, favorable living conditions and a progressive and proactive government.

Our Customers

We provide power and non-power semiconductor assembly and test services to over 30 customers. Our power semiconductor customers include most of the major power semiconductor companies in the world.

Our top five customers accounted for approximately 56% in 2001, 76% in 2002, 81% in 2003, and 81% in 2004 of total revenue. Our largest customer accounted for approximately 17% in 2001, 22% in 2002, 34.0% in 2003, and 30% in 2004. The following table sets forth the Company’s top five customers as a percentage of revenue for the years 2001, 2002, 2003, and 2004:

Percentage to Total Revenue
2004
Infineon Technologies, Inc.	30.2
Spett.le STMicroelectronics	17.5
Semiconductor Components Industries, Ltd.	13.7
Philips Components Philippines, Inc.	10.5
Texas Instruments, Inc.	9.0

Percentage to Total Revenue
2003
Infineon Technologies, Inc.	33.9
Texas Instruments, Inc.	18.6
Semiconductor Components Industries, Ltd.	12.7
Philips Components Philippines, Inc.	8.6
Fairchild Semiconductor	7.0

2002
Infineon Technologies, Inc.	21.9
Semiconductor Components Industries, Ltd.	19.9
Texas Instruments, Inc.	18.5
Philips Components Philippines, Inc.	9.0
Fairchild Semiconductor	7.0

2001
Semiconductor Components Industries, Ltd.	17.0
Infineon Technologies, Inc.	10.8
Philips Components Philippines, Inc.	10.8
Fairchild Semiconductor	10.0
Power Integrations	7.3

The table below sets forth our significant power and non-power customers ranked in terms of our revenues for the year ended December 31, 2004:

Power Services	Non-Power Services
Infineon Technologies, Inc.	Vishay Intertechnology Asia PT
Spett.le STMicroelectronics	Texas Instruments Phils., Inc.
Semiconductor Components Industries, Ltd.	Semiconductor Components Industries, Ltd.
Philips through Philips Components Philippines, Inc. and Philips Electronics Hong Kong Co. Ltd.
Texas Instruments, Inc. (USA)
Power Integrations
Fairchild Korea Semiconductor
Bourns Ltd. (formerly Power Innovations)
Microsemi Corp Integrated Products (formerly Linfinity)
International Rectifier Sea Pte. Ltd.

The following table sets forth our revenues by geographic region (customer domicile):

Geographic Region	2001	2002	2003	2004
United States	53.4%	48.2%	38.0%	30.7%
Europe	27.1%	39.5%	51.1%	61.7%
Asia	19.5%	12.3%	10.9%	7.6%

Our customers generally do not place their purchase orders far in advance. As a result, we do not typically operate with any significant backlog. Eleven of our customers have placed equipment on consignment with us in our facilities. We are also contractually obligated to make capacity available to selected customers.

Customer Support

We interact very closely with our customers throughout the qualification stage and production process. We assign a customer service professional to coordinate with the account team composed of package development, process engineering, manufacturing and customer service and logistics support. We also provide immediate technical assistance during the development stage, and detailed electronic information of important indices relevant to the performance of our customers’ products once in full production.

Quality Management

We are committed to delivering defect free products and timely services to the utmost satisfaction of our customers with the goal of continuously improving quality, service efficiency, cost and technology, while ensuring product safety and the well being of our employees, customers, users and the environment. We believe quality is the responsibility of each individual employee in the Company. Quality ownership is implemented through Total Control Methodology (TCM), a discipline approach benchmark from Motorola in the early years of PSi. We have implemented and count Advanced Product Quality Planning and Control Plan, Potential Failure Mode and Effect Analysis (FMEA), Poka Yoke, seven Quality Tools, 8D and Smart PSM as among our quality control, monitoring and solving tools and techniques. We believe that our corporate-wide commitment to quality and our total quality management system are key elements of our semiconductor assembly and test operations. As of December 31, 2004, we employed 434 professionals, engineers, technicians and other personnel dedicated solely to quality control (334 in the Taguig facility, 65 in the Laguna facility, and 35 in the Chengdu facility).

Our facilities in Taguig, Laguna and Chengdu are ISO 9001/2000 certified. The Taguig and Laguna sites are also ISO14001 and TS16949 certified. We are the first Philippine company to be given the TS16949 (1999 version) certification in the Philippines. Our Laguna facility is a Bosch-certified site, with a rating of “A”. ISO 9002 is a worldwide manufacturing quality certification program regarding industrial quality systems that is administered by a third party certifying body, in our case TUV Product Service, under the auspices of the Independent Standards Organization. ISO14001 is an Environmental Management System Certification. TS 16949 is the Quality Management System for Automotive devices. It is the international version of QS 9000 (manufacturing certification program used mainly by American car manufacturers) and harmonizes the QS 9000 requirements with other requirements generally used by European car manufacturers.

Our Taguig facility is listed in both Mil-PRF-19500 and Mil-PRF-38535 programs of the United States Defense Supply Center Columbus (US DSCC). Certification through these programs is required in order to supply products for U.S. military defense use. In January 2005, our Taguig facility was awarded the ANSI ESD S2020 Certification, a standard that provides administrative, technical requirements and guidance for establishing, implementing, and maintaining an ESD Control Program to protect electrical or electronic parts, assemblies and equipment susceptible to ESD damage from Human Body Model (HBM) discharges greater than or equal to 100 volts. We are also certified by Infineon, Motorola, Texas Instruments, Philips and ST through their supplier development programs.

Certain of our products have passed the rigorous Moisture Sensitivity Level 1 tests, a standard traceable to JEDEC (formerly known as Joint Electron Device Engineering Council—a semiconductor engineering standardization body of the Electronic Industries Alliance, a trade association that represents all areas of the electronics industry) J-STD-020B requirements, and Underwriters Laboratory for Industrial Safety. The MSL’s are expressed in numbers, with the MSL number increasing with the vulnerability of the package to cracking due to moisture-induced stress. MSL 1 corresponds to packages that are immune to cracking regardless of exposure to moisture.

Our commitment to quality management helped us earn the Philippine Quality Award (Level I) for Commitment to Quality in 1999 and 2000. In September 2004, our Taguig facility was the first Philippine based company awarded the Asia Pacific Quality Award (Best of its Class Distinction). In 2002, we were awarded the Philippine Quality Award (Level II) for Proficiency in Quality Management. The Philippine Quality Award is the Philippine equivalent of the U.S. Malcolm Baldridge Award, which is considered to be one of the most prestigious national awards. We have also earned the 1997 Golden Shell Award for Manufacturing Excellence for being one of the outstanding export companies in the Philippines.

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

C. Organizational Structure

In December 1999, we completed a corporate reorganization to provide us with enough shares to list on Nasdaq as part of our ADS offering in March, 2000. This reorganization entailed two steps: (i) our organization—that is, the organization of PSi Technologies Holdings, Inc.—as a Philippine corporation and (ii) the exchange by the shareholders of PSi Technologies, Inc., our principal operating subsidiary, of their common and preferred shares of PSi Technologies, Inc. for common shares of PSi Technologies Holdings, Inc., with the exception of specific nominee director qualifying shares. See “Item 7—Major Shareholders and Related Party Transactions.”

On November 3, 2003, PSi Technologies, Inc. and PSi Technologies Laguna, Inc. jointly incorporated PSi Technologies China Holdings Co., Limited; a Hong Kong registered company, for the establishment of a Joint Venture Company with Tak Cheong Electronics (Holdings) Co. Ltd. Discussions with Tak Cheong were later terminated due to the parties’ inability to enter into a definitive joint venture agreement. Consequently, the boards of PSi Technologies, Inc. and PSi Technologies Laguna, Inc. authorized the deregistration of PSi Technologies China Holdings Co., Limited, which had never commenced business subsequent to its incorporation, from the Companies Registry of Hong Kong. On April 15, 2005, we were informed by the Companies Registry of Hong Kong that the Company has been deregistered pursuant to Section 291AA(9) of the Companies Ordinance, by notice published on April 15, 2005 under Gazette notice No. 1750.

Subsequent to the signing of an Investment Cooperation Agreement with the Chengdu Hi-Tech Zone in the PRC, our principal operating subsidiary incorporated PSi Technologies China Holdings Co. Ltd., a Mauritius registered company, on December 22, 2003 as a holding company for the China operating company. PSi Technologies China Holdings Co. Ltd., then incorporated PSi Technologies Chengdu Co. Ltd., a PRC registered company, on January 15, 2004. PSi Chengdu is the Company’s operating subsidiary in China.

The following chart shows our corporate structure as of December 31, 2004.

D. Property, Plants and Equipment

Facilities and Real Property

Our headquarters, administrative offices and principal assembly and operations are located at our Taguig facility in Metro Manila, Philippines. We have a second operational assembly operation at our Laguna facility located approximately 30 miles south of Manila and another assembly operation at our Chengdu facility in Chengdu City, Sichuan Province, PRC. We also have a U.S. marketing office in Tempe, Arizona. Our Philippine-based operations are close to major Asian semiconductor foundries and provide easy air, land and sea access and rapid customs processing and shipment.

We have occupied our Taguig facility since 1988. Our Taguig facility is housed in a series of structures totaling 19,264.1 square meters or 207,282 square feet, on a site consisting of approximately 25,650.1 square meters or 275,995 square feet. There are 6,780.5 square meters, or 72,958 square feet, dedicated to assembly and test operations. This facility is designed to accommodate 1,282.4 square meters, or 13,798 square feet, of test space and 5,498.1 square meters, or 59,159.7 square feet, of assembly space. PSi owns the leasehold improvements. Food Terminal Inc., a wholly owned government entity, leases the land to us. Additional land and buildings were sub-leased to us from Tierra Factors Corporation, an independent third party, which in turn leased the land from Food Terminal Inc. The land lease arrangement with Food Terminal Inc. and sub-lease arrangement with Tierra Factors Corporation, both of which expired in 2004, was consolidated into a single lease arrangement with Food Terminal Inc. in June 2005 and is scheduled to expire in August 2020. In 2001, we also leased an adjacent warehouse that now serves as our second Annex facility in Taguig. This is under a lease agreement with Food Terminal Inc. and will expire in 2015. As of May 17, 2004 and subject to terms and conditions, our Taguig facility is registered under R.A. No. 7916, otherwise known as the Special Economic Zone Act of 1995, which created the Philippine Economic Zone Authority (PEZA).

We have occupied our Laguna facility since September 1999. The building is approximately 5,897 square meters, or 63,452 square feet, with 3,832.9 square meters, or 41,242.3 square feet, dedicated to assembly and test operations, and located on 8,612 square meters, or 92,655 square feet, of land. This facility is designed to accommodate 742.4 square meters, or 7,988 square feet, of test space and 3,093.5 square meters, or 33,286 square feet, of assembly space. We lease the land and building under an eight-year lease from RBF Development Corporation, an independent third party. During the term of our lease, we have an option to purchase the building and, subject to foreign ownership restrictions under the Philippine Constitution, we also have an option to purchase the land.

We had a third facility which we acquired through our subsidiary, Pacsem Realty, Inc. at a site near our existing facility in Laguna where construction of the building shell was completed in 2001. We deferred its activation due to the effects of the downturn of the semiconductor industry and the recent registration of our Taguig facility under the PEZA. In light of this and the establishment of a new facility in China, we entered into a contract on January 28, 2005 to sell our unutilized third site in Laguna to an unrelated Philippine corporation in the business of commercial and industrial property development and leasing, for $2.5 million, with $1.0 million payable upon signing and the balance payable every 6 months in 6 equal payments through January 2008. In accordance with the impairment review done in 2003 and 2004, which includes a company-wide evaluation of underutilized and/or unutilized assets, a detailed update of operating and cash flow projections, and appraisal of the real properties located in the third facility, we took an asset impairment charge of $0.9 million in 2003 and $1.3 million in 2004 against the carrying cost of the third facility.

PSi Technologies, Inc. signed an Investment Cooperation Agreement with the Chengdu Hi-Tech Zone (CDHT) on December 7, 2003. As part of the agreement, PSi Technologies, Inc. will lease for a period of three years with option to purchase within the three years, two (2) pre-fabricated buildings for the purpose of providing assembly and test services in the Sichuan Chengdu Export Processing Zone, Chengdu City, Sichuan Province, People’s Republic of China. Each building has a covered area of approximately 2,592 square meters sited on approximately 4,117.5 square meters of land. PSi Technologies, Inc. has an option to purchase within three years, the use rights of two (2) adjacent parcels of land each measuring 17,500 square meters. A formal lease agreement was signed with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., a corporation of the CDHT, on January 19, 2004.

Equipment

We depend on a limited number of manufacturers for the assembly and test equipment we use in our assembly and testing process. In periods of high demand, the lead times from order to delivery of our assembly and test equipment can be as long as four to six months. We work closely with our major equipment suppliers to ensure that equipment is delivered on time and such equipment meets our performance specifications.

The primary equipment used in providing our assembly and test services includes wire bonders, mold systems, plating and singulation systems, marking systems, testers and handlers. Wire bonders are used to attach the silicon-based chip to the leadframes using gold or aluminum wire. The majority of our wire bonders are designed for aluminum wire used specifically in power semiconductor assembly. The mold systems are used to encapsulate each semiconductor using a molding compound. Plating systems are used to cover the leads and heat-sink with solder alloy materials to provide good soldering. Singulation systems are used to segregate encapsulated and plated semiconductors attached in strips into individual units. Marking systems are used to imprint an alphanumeric identifier on the package. Testers and handlers are used to test the electrical and thermal characteristics of the product.

The following table lists the major assembly and test equipment by type, number in use and the principal supplier or manufacturer of the equipment we use:

Type of Equipment	Number in Use	Supplier/Manufacturer
Wire bonders	1 unit triple head (PSi-owned) 131 units Dual Head (74 units PSi-owned) 176 units Single Head (166 units PSi-owned)	Delvo Orthodyne ASM K&S Samsung Kaijo

Die bonders	187 units (141 units PSi-owned)	Esec ASM Swissline ITEC

Integrated DA-WB	6 units (PSi-owned)	Shinkawa

Clip Bonders	3 units (1 unit PSi-owned)	Esec Swissline

Mold systems
—mold presses	86 units (62 units PSi-owned)	Fusei Fujiwa Kras

—mold tools	177 units (122 units PSi-owned)	CPC Micron Hanmi SWM Kras Top-A KMC

—auto mold system	13 units (9 units PSi-owned)	TOWA Boschman FICO

Type of Equipment	Number in Use	Supplier/Manufacturer
Plating systems	16 units (12 units PSi-owned)	MECO CEM HBS Compal

Semi-auto and full-auto trim/form/singulation systems	167 units (119 units PSi-owned)	Samil Kras Triad Hanmi KMC Micron Yamada Top-A Towa WKT

Testers	197 units (187 units PSi-owned)	Tesec Lorlin LTX CATS Statec ITEC

Test handlers	217 units (139 units PSi-owned)	Tesec MCT Ismeca ITML KEC/Taesuk Sessco Spartan Wintech

Environmental Matters

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

In July 2004, we received Ex-Parte Order No. PH-04-09-166 from the Laguna Lake Development Authority for failure to conform to the Effluent Standard for Class C Waters in terms of pH, TSS, BOD, and Lead for our Taguig facility. This requires PSi to pay a penalty of PHP1,000 per day from July 2004 to present until we have successfully complied with their requirements. As of June 2005, we have not paid the penalty pending compliance and calculation of penalty payable to the Laguna Lake Development Authority. We also received a Notice of Violation from Laguna Lake Development Authority for failure to conform to the Effluent Standard for Class C Waters in terms of lead for our Laguna facility. The case was dismissed on May 5, 2005 and the Company has been required to submit a position paper why the Company’s Laguna facility should not be subjected to penalty for delayed compliance.

We have programs on waste minimization, toxic and hazardous waste management, and air and water management. To ensure that we are meeting government wastewater standards, we are constructing a new wastewater treatment plant, which is now partially operational. Due to technical and contractor issues, the new wastewater treatment plant is expected to be fully operational by the end of the third quarter of 2005.

Expenditures on environmental compliance currently represent a significant portion of our operating expenses. Both our plant in Taguig and Laguna are ISO14001 certified and have been given the Certificate of Green Partnership by Sony Corporation.

Respective permits on pollution control or emission source installation and wastewater effluent discharge from the Environmental Management Bureau of the National Capital Region (EMB-NCR, a government agency) and the Laguna Lake Development Authority (LLDA) cover our compliance with Philippine government regulations. EMB and LLDA are government-implementing and regulating bodies that oversee air emissions, hazardous waste management and wastewater discharges. The Philippine Nuclear Research Institute (PNRI) and the Philippine National Police—both government-implementing bodies, provide our respective licenses for radioactive materials and use of nitric acid. We are also affiliated with Association of Electronics and Semiconductor for Safety & Environmental Protection and Water Environment Association of the Philippines.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Executive Overview

The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the fiscal years ended December 31, 2004, 2003 and 2002. This discussion should be read in conjunction with our consolidated financial statements and related notes included in Item 18 of this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in “Item 3—Key Information—Risk Factors” as well as those discussed below and elsewhere in this annual report. Our audited consolidated financial statements are reported in U.S. dollars and prepared in conformity with U.S. GAAP.

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

As a percentage of our revenue, revenue from power-related assembly and test services was approximately 89% in 2002, 94% in 2003, and 95% in 2004. We intend to continue focusing on power-related services in the future as this distinguishes us from our competitors, as we provide one of the broadest arrays of power packages within the industry and gain specialized expertise in the assembly and test of power semiconductors. For these reasons, we believe our focus will improve our product mix and lead to increased revenue in this area.

Semiconductor Industry Impact

Market conditions in the semiconductor industry as a whole and, increasingly, the power semiconductor market segment substantially affect our business. According to various reports of the Semiconductor Industry Association (SIA), the worldwide semiconductor market expanded by 36.8% to $204.4 billion in 2000, fell by 32.0% to $139 billion in 2001, grew by 1.3% to $140.7 billion in 2002, and expanded by 20.3% to $169.3 billion in 2003 and by 28.0% to $213.0 billion in 2004. The power semiconductor market, a subset of the overall semiconductor market, grew by 34.5% to $20.7 billion in 2000, fell by 27.2% to $15.1 billion in 2001, grew by 5.4% to $15.9 billion in 2002, grew by 11.7% to $17.8 billion in 2003 and by 19.3% to $21.2 billion in 2004. Based on available research data from iSuppli, a research firm, the assembly and test market segment represents approximately 21% of total power semiconductor billings, or $3.7 billion in 2003 and our addressable market is approximately 15% of the power assembly and test market. The addressable market, approximately $571 million, is the portion outsourced to third party assembly and test providers such as our company. Our net revenues expanded by 46.4% to $73.7 million in 2000, fell by 27.4% to $53.5 million in 2001, and with the recovery in underlying markets grew by 32% to $70.5 million in 2002, by 9% to $76.9 million in 2003 and by 2.9% to $79.1 million in 2004.

The semiconductor industry is highly cyclical. Although the semiconductor industry has grown overall since 1993, there were downturns in 1996, 1998 and 2001, which continued through 2002 due to significant pricing pressure. The 32% decline in 2001 is considered by industry experts as the worst downturn in the industry’s history and, according to industry experts, is largely attributable to overcapacity, reduced product demand, excessive inventory stockpiles, increased competition and lower pricing. We, however, managed this pricing erosion by implementing cost reduction measures in our production lines starting in 2001 and by focusing on the power semiconductor market, which, historically, has experienced longer product life cycles, and less average selling price erosion than the market for non-power integrated circuit semiconductors.

Capacity Utilization

Our results of operations are affected by the capital-intensive nature of our business. A significant portion of our costs, principally relating to assembly and test equipment, are fixed. Increases or decreases in capacity utilization rates can have a significant effect on our gross margin and profitability since the unit cost of our services generally decreases as fixed costs, such as equipment depreciation expense, are spread over a larger number of units. Depreciation expense as a percentage of cost of sales was 18.7% in 2002, 19.1% in 2003 and 20.1% in 2004. Depreciation as a percentage of cost of sales decreased in 2002 because of the increase in sales, increased in 2003 as a result of our increased investment in equipment to expand our assembly and test capability in the Philippines. In 2004, we recognized an additional $1.4 million depreciation expense, as a result of the change in estimated useful lives for equipment with low utilization rates, packages with low margins or are not part of our core competencies, and the fixed assets related to our business with Fairchild Korea Semiconductor which was terminated on June 30, 2005.

Pricing

Our results of operations also are affected by decreases in the average selling price of our semiconductor device packages. The erosion of the average selling price generally has been less severe in the power semiconductor market than the non-power integrated circuit semiconductor market. We attempt to offset these decreases in average selling price by developing and marketing larger and higher-priced packages and services, taking advantage of economies of scale and higher productivity resulting from higher volumes, and developing and implementing other cost reduction strategies. We believe these strategies will allow us to obtain higher margins on our device packages, which should, in turn, help to mitigate selling price erosion. In the past, we have successfully negotiated volume discounts on raw materials as our production volumes have increased. We also operate captive assembly and test lines for three of our customers using equipment consigned to us by those customers. These arrangements tend to reduce our fixed costs and provide us with improved margins and profitability as a result of lower equipment depreciation expenses since the customer owns the equipment lines. The increase in raw materials costs has allowed us to negotiate and pass selective increases in average selling prices to some of our customers in the first half of 2005.

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

In 2004, we increased profitability by reducing costs of raw materials through supplier and material substitution, improved productivity, manufacturing efficiency and equipment capabilities, reduce overheads, and lowering capital expenditures to a minimum level. This was offset by the $2.4 million net loss incurred by our Chengdu facility in 2004.

For 2005, we are trying to increase profitability by undertaking measures to enable our Philippine business to consistently make profits at lower run-rates and mitigate the impact of sudden and unanticipated decline in revenues as had occurred in the fourth quarter of 2004, through the reduction our operating costs by lowering the cost of raw materials and overhead, improved productivity, manufacturing efficiency and equipment capabilities, and rationalize capital expenditures to a minimum level. Additionally, we intend to manage customer and package mix towards higher average selling price and margin packages, sell capacity to non-IDM customers, implement selective increases in average selling prices, and allocate the majority to new and higher margin packages, e.g. QFN Package, develop and enter into partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions, and dispose of impaired assets to recover value.

Organization and Facilities

We conduct our operations almost exclusively in the Philippines through several subsidiaries. PSi Technologies, Inc. is our principal operating subsidiary and operates our main assembly and test facility located in Taguig, Metro Manila. We commenced commercial operations at our Taguig facility in 1988. PSi Technologies Laguna, Inc., our other operating subsidiary and a wholly owned subsidiary of PSi Technologies, Inc., operates our second assembly and test facility located in Calamba, Laguna. We commenced commercial operations at our Laguna facility in late 1999, and expanded its capacity during 2000. PSi Technologies Chengdu Co. Ltd., our other operating subsidiary and a wholly owned subsidiary of PSi Technologies China Holdings Co. Ltd. (a Mauritius company), operates our assembly and test facility located in Chengdu, Sichuan Province, PRC.

We entered into a contract on January 28, 2005 to sell our unutilized third site in Laguna to an unrelated Philippine corporation in the business of commercial and industrial property development and leasing, for $2.5 million, with $1.0 million payable upon signing and the balance payable every six months in six equal payments through January 2008. In accordance with the impairment review done in 2003 and 2004, which includes a company-wide evaluation of underutilized and/or unutilized assets, a detailed update of operating and cash flow projections, and appraisal of the real properties located in the third facility, and given the subsequent sale of the property on January 28, 2005 we took an asset impairment charge of $0.9 million in 2003 and $1.3 million in 2004 against the carrying cost of the third facility. In the future, we will allocate and concentrate our production of power packages in accordance with the competitive position of each facility.

Pacsem Technologies, Inc., a wholly owned subsidiary of PSi Technologies, Inc., is a California-based corporation that conducts our marketing activities in the United States. In addition, we have a marketing office in Tempe, Arizona; and a sales and marketing office in Tokyo, Japan under a sales and marketing agreement dated September 18, 2001 with Tokai Bussan Co. Ltd. of Japan. The sales and marketing agreement was terminated on April 1, 2005. Tokai Bussan Co. Ltd. of Japan currently serves as our agent for selected Japanese customers.

As part of our strategy to provide assembly and test services in China, PSi Technologies, Inc., signed an agreement with the Chengdu Hi-Tech Zone (CDHT) to lease for a period of three years with an option to purchase within three years, two (2) pre-fabricated buildings for the purpose of providing assembly and test services in the Chengdu Sichuan Export Processing Zone, Chengdu City, Sichuan Province, PRC. Each building has a covered area of approximately 2,592 square meters sited on approximately 4,117.5 square meters of land. Further, we have the option to purchase within 3 years, two (2) adjacent parcels of land each measuring 17,500 square meters. We signed a lease agreement with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., a corporation of the CDHT, on January 19, 2004. On January 14, 2004, we signed a long-term supply agreement with Philips to provide outsourced power semiconductor assembly and test services through our facility in Chengdu, Sichuan Province, Peoples’ Republic of China. The products to be packaged and tested for Philips are bipolar power products ranging from epitaxial diodes, deflection transistors, damper diodes, triacs and thyristors. The end applications for these products are consumer electronic devices, white goods, lighting, power supplies and industrials for the international and China markets. As part of the agreement, we expect Philips to progressively transfer its production of bipolar products, currently located in Philips’ assembly and test facility in Cabuyao, Laguna Province, Philippines, to PSi in China. The transfer commenced in the first quarter of 2004 is expected to extend to 2005. We currently provide assembly and test services to Philips in the Philippines, augmenting Philips’ internal capacity to meet market demand for its products and packages. After passing the required qualification and audit by Philips, our Chengdu facility began limited commercial operations during the third quarter of 2004.

We established an assembly and test facility in China in order to:

•	Drive profitability and growth by establishing low cost high volume manufacturing center as customers accelerate their migration towards China based assembly and test solutions and costs;

•	Integrate our company into the supply chains of our customers, and transform our company from a provider of overflow capacity to a provider of base capacity. The provision of base capacity lessens the volatility of our customer loadings; and

•	Tap high growth market with large and growing pool of end users as customers look towards China to drive revenue growth.

According to an International Finance Corporation (IFC) commissioned Booz Allen Hamilton study, “Emerging market production will grow by $60 billion during the next 3 years, 77% of new growth will be in China. As a result, China’s share of global electronics production will nearly double from 8.1% to 14.3% by 2005—passing Western Europe.” Further, according to the study, “China will hold commanding positions in key value chain elements, for example, more than 50% of final assembly will be in China by 2005.” Finally, according to the study, “Emerging markets investment is driven predominantly by the need to access low cost labor and satisfy growing local demand.”

A chart of our manufacturing facilities is provided below:

Manufacturing Sites

Site 1 (Operational)	Site 2 (Operational)	Site 4 (Operational)
Food Terminal Inc.	Site 3 (Sold as of 1/28/05)	Sichuan Chengdu Export Processing Zone
Special Economic Zone	Carmelrey Industrial Park II	Chengdu Hi-Tech Zone
Taguig, Metro Manila, Philippines	Barangay Tulo, Laguna, Philippines	Chengdu, Sichuan, China

Operated by:	Operated by:	Operated by:
PSi Technologies, Inc.	PSi Technologies Laguna, Inc.	PSi Technologies (Chengdu) Co., Ltd.

Currency Considerations

We use the U.S. dollar as our functional currency because all our revenue and a large proportion of our costs are denominated in U.S. dollars. Accordingly, monetary assets and liabilities denominated in Philippine pesos, Chinese Renminbi and other foreign currencies have been re-measured into U.S. dollars using the exchange rates at the relevant balance sheet date. Non-monetary items are translated at historical rates. We also experience foreign currency exchange gains and losses arising from transactions in currencies other than our functional currency. For example, some of our labor costs are denominated in Philippine pesos and Chinese Renminbi and a small amount of our equipment and raw material costs are denominated in Japanese yen. Gains and losses from those foreign currency transactions are also credited or charged to current operations. In addition, we benefit from a number of tax incentives available in the Philippines and China. See “Liquidity and Capital Resources—Special Tax Status.”

2004 Highlights

Highlights for 2004 are:

•  Manufacturing. We focused on improving all aspects of our manufacturing operations, including the substitution to lower cost raw materials and suppliers, reduction in packaging costs through strategic and China sourcing, improvements in productivity resulting in a one half percentage point decline in cost of goods sold excluding the $1.4 million additional depreciation due to change in lives of the fixed assets, as a percent of sales, from our Philippine operations. Excluding the additional depreciation due to change in lives of the fixed assets, start-up and pre-operating expenses related to our Chengdu facility contributed to a consolidated gross profit of $1.4 million, a 18% reduction from $1.8 million in 2003.

•  Marketing. With the decline in revenues during the third quarter of 2003, we continued to conduct a package portfolio review to determine additional measures to improve the profitability of loss-making and marginal packages, against our available production capacities and core competencies in 2004. We then adjusted our marketing strategies to target higher margin and average selling price packages and non-IDM customers, and allocated capacities and priorities accordingly. We initiated discussions with our customers to institute selective increases in average selling prices, to offset the increase in raw materials expenses arising from higher commodity prices. These discussions continued through to the end of 2004, and resulted in price increases during the first semester of 2005. We decided to concentrate all demand for Philippine based assembly and test services in our two operational facilities in the Philippines, and decided to sell our third facility, which resulted in a $1.3 million impairment charge on the facility.

We endeavored to lower the volatility of our customers’ loadings with us, through captive line arrangements wherein our customers offload through a sale or consignment agreement, their internal assembly and test capacities to us. We estimate that a significant proportion of our loadings are under an overflow or excess capacity arrangement.

More significantly, we saw the need to reorganize our sales and marketing organization as a means to diversify our customer base and manage business relationships for consistent profitability and market share growth. As a result, we appointed Roque Felipe M. Granada, as Senior Vice President for Sales, Marketing and Customer Service on January, 2005.

•  Research & Development. We appointed James H. Knapp as our Vice President of Technology, Package Development and Central Engineering. His title was later changed to Vice President and Chief Technology Officer. Mr. Knapp led our development initiatives for the introduction of the Power QFN Packaging Platform and other new packages.

•  Financing. We incurred $15.0 million in capital expenditures of which $3.1 million was allocated for our Chengdu facility and the balance for our Philippine operations. Of the total, $6.7 million was acquired on account through suppliers’ credits and under capital lease arrangements. We financed such capital expenditure from funds generated from operations, suppliers’ credits and from the increased trade payable and financing facility from the Singapore Branch of Raiffeisen Zentralbank Osterreich AG (RZB-Austria). This facility was increased from $5.0 million to $10.0 million on August 27, 2003. On December 27, 2004, RZB-Austria extended the maturity of the facility to December 31, 2005 and waived all financial covenant breaches based on the June 30, 2004 US GAAP unaudited consolidated financial statements subject to the condition that we are required to remedy the loan covenant breaches as of December 31, 2004 and that if breaches are still continuing, RZB-Austria will without prejudice to any of its rights under the Facility and Supplemental Agreements require our shareholders to infuse such additional capital into the company to cure the breaches. On July 13, 2005, RZB-Austria waived all the breaches based on the U.S. GAAP unaudited consolidated financial statements as of December 31, 2004 and confirmed that the next test of covenants will be based on the next U.S. GAAP audited consolidated financial statements of PSi Holdings as of and for the year ending December 31, 2005. The total loan balance under this credit facility was $9.8 million as of December 31, 2004 and $6.6 million as of December 31, 2003. On June 2, 2005, we issued a $7.0 million exchangeable senior subordinated note to an affiliate of Merrill Lynch Global Emerging Markets Partners, L.P., our majority shareholder.

2005 Outlook

We intend to strengthen our position as a leading global provider of assembly and test services targeted specifically at the power semiconductor market in the following ways:

•  Focus on the Power Semiconductor Market and Capitalize on the Trend Toward Outsourcing

We intend to continue to focus our expertise on the power semiconductor market, which is expected to grow by 8.4% compounded annually from 2001 to 2006, according to SIA Statistics. We intend to further expand our business by capitalizing on the accelerating trend toward outsourcing in that market. The power semiconductor manufacturing services market is large and under-penetrated by independent assembly and test service providers. The trend toward outsourcing is expected to increase from a penetration rate of 15% in 2003 to 25% in 2006, as an increasing number of IDMs take advantage of the cost savings and strategic advantages of outsourcing. A number of our current customers already have indicated their intention to outsource an increasing portion of their semiconductor manufacturing needs to independent manufacturing service providers. We believe that our established, strategic customer relationships provide us with a competitive advantage in capturing these outsourcing opportunities.

•  Strengthen and Expand Our Strategic Customer Relationships

We intend to strengthen our existing relationships with our key strategic customers to win an increasing percentage of their back-end production business, as we transform our business model from a provider of overflow capacity to a provider of base capacity. Our major IDM customers’ in-house assembly and test capacity represents both our largest competition and our best opportunity for incremental growth. We intend to capture our key customers’ outsourced assembly and test business by working closely with them to meet their product performance requirements, offering them the broadest array of power packages and services in the industry, and aggressively managing our supplier relationships and the manufacturing process to reduce costs. In addition, as a result of the industry downturn in 2001, it appears that some of our customers intend to consign or sell their manufacturing assets to a third party assembly and test provider as a strategy for reducing their cost structures and capital costs, without reducing assembly and test capacities; and focus on wafer semiconductor manufacturing while outsourcing their assembly and test requirements to independent third-party providers to reduce capital expenditures. For our customers in this situation, we are able to offer a structured off-load program whereby we would either acquire their assembly and test equipment or setup a separate facility to accommodate, manage and operate our customers’ equipment, as well as the volume of products that they package in these same lines. Under these arrangements, we would either purchase the equipment with payment spread over a number of years under a deferred payment plan that is based on the volume of business they outsource to us, or enter into a consignment agreement wherein the customer retains legal ownership of the equipment.

Some of the key transfers and offload programs undertaken include the ON Semiconductor Guadalajara offload program in 2001 and the ongoing transfer of Philips’ production equipment to our facility in China.

•  Enhance Our Power Assembly and Test Technology and Design Services

We intend to continue to develop our power semiconductor assembly and test technology and design services to meet our customers’ needs. The Power QFN family of packages is an example of a leading-edge package. We coordinate our development efforts with our customers to ensure that our packages and services meet their power design specifications and increase the efficiency of our research and development efforts. Intellectual Property currently under development for the Power QFN family of packages include co-designing devices with copper clip, gold stud-bumps and solder die attach. We believe these advanced interconnect technologies and materials can be used to improve the capability and performance of legacy packages. We have hired and will continue to hire research and development professionals trained in semiconductor manufacturing. We expect that these employees will strengthen our design capability, particularly in thermal modeling and product applications. We intend to collaborate with our principal equipment and material suppliers to develop and access technical research.

•  Build Additional Assembly and Test Capacity to Serve Growing Customer Demand

We intend to respond to the growth in power semiconductor demand, and the increasing requirements of our customers, by expanding our assembly and test capacity and rationalizing our manufacturing sites to derive greater economies of scale. We have expanded in China to integrate our company further into the supply chains of our customer, tap high growth markets, and provide cost competitive services. Conversely, growth in the Philippines was channeled towards the two existing operational facilities to derive greater economies of scale, while we sold our third facility in the Philippines in January 2005.

•  Expand into New Geographic Markets and Maintain Diversified Global Customer Base

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

We also believe that our new facility in China will be a significant driver of future revenue growth. The facility will support our customers’ rapidly growing activities in China by providing low cost assembly and test services in proximity to our customers’ manufacturing facilities and end markets.

We are in the process of developing and continuing to develop a non-traditional market base for our existing assembly and test capabilities and capacities, by identifying and selling to fabless or assembly-less companies. Our current legacy products have been in existence for over two decades. Such packages have not merely lost their upward surge market, where prices can go at premiums, but due to their maturity, have become very low margin products. Selling to fabless companies permits us to maintain a better price premium and somewhat cushions us from the volatility of the market. Fabless companies do not have the option of “pulling-in” to fill up internal capacity, and remain relatively loyal to their outsource partners.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with United States generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to depreciation, impairment, bad debts, inventories, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of its consolidated financial statements.

Depreciation and Amortization

We use our business judgment when determining expected useful lives of fixed assets. Asset useful lives of three to eight years, depending on the nature of the assets, are based on historical experience and future expectations. No depreciation is recorded with respect to property, plant and equipment under construction or awaiting qualification or technical completion; however, an impairment analysis is performed annually. We routinely review the remaining estimated lives of the equipment and machinery to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its equipment and machinery. However, due to the nature of the testing operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment is dedicated to specific customers, we may not be able to accurately anticipate declines in the utility of our machinery and equipment.

We recognized an additional $1.4 million depreciation expense as a result of the change in estimated useful lives for certain equipment associated with packages with very low or negative margin and whose estimated useful life could be lower than the original remaining life of the assets. In addition, we reduced the estimated useful life of the equipment related to our business with Fairchild Korea Semiconductor as this business was terminated on June 30, 2005.

Valuation and Impairment

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We determine whether or not the assets are recoverable based on estimated undiscounted future cash flows to be generated by the assets. We undertook a review in 2004 to identify equipment with low utilization rates, packages with low margins, and technologies that were not part of our core competency, as candidates for impairment, given the existence of events or changes in circumstances that indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment loss to be recognized, if any, is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We estimated the fair value of such assets using the present value method. The cash flow was discounted at a nominal rate of 15% on a pre-tax basis. The nominal discount rate was determined using the rate of our most recent long-term financing activity, the exchangeable senior subordinated note, which carried an interest rate of 10% plus 2.5% in withholding taxes payable by us to Philippine tax authorities plus 2.5% risk premium. Based on discussions with Philippine financial institutions, financing of this nature typically carry interest rates of 10 to 15%, depending on the financial condition of the borrowing company. The undiscounted future net cash flows and fair value of assets are subject to change depending on the actual sales, margins, and salvage value of the impaired assets that may be realized by us in the future. In 2004, we decided to sell our third facility in the Philippines, and entered into a contract to sell the property on January 28, 2005. Based on the review of long-lived assets, we took an asset impairment charge of $1.3 million in 2004 against the carrying cost of the third facility.

Revenue Recognition

Revenues from packaging semiconductors and performing test services are recognized upon shipment or completion of the services. We do not take ownership of customer-supplied semiconductor raw materials such as wafers. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. Such policies are consistent with the provisions of the U.S. Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” which supersedes SAB No. 101. SAB No. 104 requires that the following four criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

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

Valuation Allowance for Deferred Tax Assets

We provide valuation allowance on deferred tax assets equivalent to an amount we believe is realizable in the future. While we have considered future taxable income, income tax holiday incentives and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, decrease in the valuation allowance on deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, increase to the valuation allowance on deferred tax asset would be charged to income in the period such determination was made.

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

A. Results of Operations

The following table presents selected operating data as a percentage of revenue for the periods indicated:

	For the years ended December 31
	2001	2002	2003	2004
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of Sales	96.8	97.2	97.7	99.9

Gross margin	3.2	2.8	2.3	0.1
Operating expenses
General and administrative	10.6	8.8	9.2	11.6
Special charges			16.8	1.6
Selling and marketing	1.8	1.6	1.0	1.0
Research and development	1.3	1.8	0.9	1.3

Total operating expenses	13.7	12.2	27.9	15.5

Loss from operations	10.5	9.4	25.6	15.4
Other income (expenses)—net
Interest and bank charges—net	0.2	(0.6)	(1.6)	(2.7)
Foreign exchange gains (losses)	1.5	0.0	(0.3)	(0.4)
Gain on disposal of property and equipment	—	0.1	—	—
Lease income	—	—	—	0.1
Early retirement costs	(1.3)	—	—	—

Total other income (expenses)	0.4	(0.5)	(1.9)	(3.0)

Loss before income tax and minority interest	10.1	9.9	27.5	18.4
Provision for (benefit from) income tax	(0.0)	(0.0)	(0.2)	0.4
Minority interest	(0.2)	0.1	0.0	0.2

Net loss	10.3%	9.8%	27.3%	18.6%

Year to Year Comparison for Years Ended 2001 to 2004

Revenues and Gross Margins

	For the years ended (Thousands of dollars)
	2001	2002	% change from 2001	2003	% change from 2002	2004	% change from 2003
Revenue	53,512	70,537	31.8%	76,933	9.1%	79,139	2.9%
Cost of Sales	51,824	68,535	32.2%	75,173	9.7%	79,090	5.2%

Gross profit	1,688	2,002	18.6%	1,760	(12.1)%	49	(97.2)%
Gross margin percentage	3.2%	2.8%		2.3%		0.1%

2004 versus 2003. Revenues increased 2.9%, from $76.9 million in 2003 to $79.1 million in 2004, primarily due to the 3.7% increase in average selling prices arising from the change in product mix towards packages with higher selling prices. Overall volumes declined by 0.1%. The volume of power packages shipped declined by 3.0% in 2004, and accounted for 95.4% of our net sales in 2004 compared to 94.2% in 2003. The decrease in sales volume is largely attributed to the 28.9% reduction in demand for our small signal packages. Excluding small signal packages, volume of power packages shipped increased by 3.6% in 2004.

By geographical market, sales to our customers in the United States decreased by 16.9% to $24.2 million in 2004, from $29.2 million in 2003, due to the reduction in sales to Texas Instruments Inc. as a result of reduced end demand and their decision to outsource to other subcontractors in Asia. Sales to our European customers increased 24.2% to $48.8 million in 2004, from $39.3 million in 2003, primarily due to an increase in sales to ST Microelectronics and Philips Semiconductors. Sales to our customers in Asia decreased 28.0% to $6.0 million in 2004, from $8.4 million in 2003, due to the reduction in sales to Fairchild Korea Semiconductor. The geographical distribution of our revenue is classified according to the domicile of our customers, and not according to the actual locations where the end products are finally assembled, marketed and sold.

Cost of sales includes raw materials used to assemble our packages, depreciation of assembly, test, facilities and facilities support equipment, labor and attributed overhead. Cost of sales increased 5.2% to $79.1 million, from $75.2 million in 2003, primarily due to increases in depreciation and raw material costs. Depreciation increased by 10.5% due to an additional $1.4 million depreciation expense, as a result of the change in estimated useful lives for equipment with low utilization rates, packages with low margins or outside our core competencies, and the fixed assets related to our business with Fairchild Korea Semiconductor which was terminated on June 30, 2005. This increase was partially offset by a decrease in depreciation brought about by the impairment of machinery and equipment recognized in 2003. Raw material costs including packaging cost increased by 8.0% in 2004 due to the increase in the price of underlying commodities and the shift in production to larger sized power packages. Manufacturing expenses (direct labor and overhead) declined by 1.9% in 2004 due to cost reduction measures implemented in 2004. As a result, gross profit decreased by 97.2% from $1.76 million in 2003 to $0.05 million in 2004. Our gross margin decreased from 2.3% in 2003 to 0.1% in 2004.

Gross margins, however, are largely affected by the percentage of depreciation and raw materials to cost of sales. Depreciation as a percentage of sales was 20.1% in 2004 and 18.7% in 2003. Raw Materials including packaging cost as a percentage of sales was 49.2% in 2004 and 46.9% in 2003. We incurred a gross loss of $1.2 million in 2004 in our Chengdu facility.

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

By geographical market, sales to our customers in the United States decreased 14% from $34.0 million in 2002 to $29.2 million in 2003 due to a decrease in sales to Semiconductor Components, more commonly known in the industry as ON Semiconductor which was brought about by a decrease in demand for their products. As a percentage of revenue, sales in the United States decreased from 48% in 2002 to 38% in 2003 due to an increase in sales in Europe. Our sales to Europe increased 41% from $27.9 million in 2002 to $39.3 million in 2003, primarily due to an increase in sales to Infineon Technologies, ST Microelectronics, and Philips. Sales to our customers in Asia decreased 3% from $8.7 million in 2002 to $8.4 million in 2003 due to the decrease in sales to Texas Instruments Phils. and National Semiconductor. The reduction in sales in Asia was partially offset by the increase in sales to Fairchild Semiconductor and Vishay Intertechnology Asia Pte Ltd. However, that the geographical distribution of our revenue is classified according to the domicile of our customers, and not according to the actual locations where the end products are finally assembled, marketed and sold.

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

Operating Expenses

	For the years ended (Thousands of dollars)
	2001	2002	% change from 2001	2003	% change from 2002	2004	% change from 2003
General and Administrative	5,664	6,226	9.9%	7,086	13.8%	9,178	29.5%
Special charges	—	—	—	12,896	—	1,263	(90.2)%
Selling and Marketing	965	1,147	18.9%	762	(33.6)%	792	3.9%
Research and Development	692	1,253	81.1%	723	(42.3)%	1,008	39.4%

Total Operating Expenses	7,321	8,626	17.8%	21,467	148.9%	12,241	(43.0)%

Percentage to Net Sales (%)	13.7%	12.2%		27.9%		15.5%

General and Administrative Expenses

General and administrative (G&A) expenses consist of salaries and benefits for administrative personnel, depreciation of office furniture and equipment, outside services and professional fees, office utilities, supplies, expenses for investor relations activities, directors’ fees and stock compensation costs resulting from the grant of employee stock options.

	For the years ended (Thousands of dollars)
	2001	2002	% change from 2001	2003	% change from 2002	2004	% change from 2003
Depreciation and amortization	547	723	32.2%	1,112	53.8%	1,065	(4.2)%
Insurance	382	560	46.6%	668	19.3%	650	(2.7)%
Professional & Consultancy Fees	331	296	(10.6)%	567	91.6%	485	(14.5)%
Investor Relations	206	184	(10.7)%	133	(27.7)%	384	188.7%
China Expenses	—	—	—	249	—	—	—

Total	1466	1,763	20.3%	2,729	54.8%	2,584	(5.3)%

2004 versus 2003. G&A expenses increased 29.5% from $7.1 million in 2003 to $9.2 million in 2004, principally due to the $1.1 million in G&A expenses incurred by our Chengdu facility. We incurred an additional $0.3 million in lease expense as a result of the adoption of SFAS 17 / IAS 17. The adoption of the standard resulted in the recognition of lease payments under operating leases on a straight-line basis over the term of the lease. In 2003, lease payments under operating leases were expensed on the basis of the terms of the lease agreements. Total stock compensation expense increased to $0.6 million in 2004 from $0.2 million in 2003.

G&A expenses as a percentage of revenue increased from 9.2% in 2003 to 11.6% in 2004, as a result of the incurrence of salaries, professional fees and brokerage charges related to our Chengdu facility.

2003 versus 2002. G&A expenses increased 13.8% from $6.2 million in 2002 to $7.1 million in 2003, principally due to increased depreciation and amortization, and expenses related to our status as a publicly-listed company in the United States, in particular insurance, professional (primarily legal and accounting) and consultancy fees and investor relations costs. Insurance increased primarily because of the general increase of the insurance premiums related to Directors & Officers Insurance, and secondarily due to an increase in property insurance premiums. Professional fees increased due to the legal and other fees incurred in the IPO litigation and legal advice pertaining to corporate governance. We anticipate a final settlement for the IPO litigation in 2004 and expect a decline in legal fees related to this. For insurance, we expect to incur the same level of insurance expense.

In 2003, we incurred $248,740 in legal costs, travel, professional fees, salaries of employees and other expenses related to our China initiative. For 2004, we will most likely incur an increase in professional fees due to China, however, we anticipate our revenues and earnings will cover such fees.

G&A expenses as a percentage of revenue increased from 8.8% in 2002 to 9.2% in 2003, as higher growth in depreciation of office equipment, outside services, insurance, facilities, and salaries and benefits outpaced the increase in revenues. These expenses represent 80% of our total general and administrative expenses in 2003 as compared to 75% in 2002. Also, in 2003, stock compensation expense increased to $235,110 in 2003 from $197,331 in 2002.

2002 versus 2001. G&A expenses increased by 10% from $5.7 million in 2001 to $6.2 million in 2002, principally due to higher depreciation expense and insurance costs. In 2002, stock compensation expense decreased from $239,953 in 2001 to $197,331 in 2002 due to forfeitures of 39,500 stock options of resigned employees in 2002. General and administrative expenses as a percentage of revenue decreased from 11% in 2001 to 9% in 2002, as higher growth in revenue outpaced the increase in insurance, taxes and licenses, and depreciation of office equipment. Insurance increased primarily because of the general increase of the insurance premiums related to Directors & Officers Insurance. The increase in depreciation was due to an increase in office equipment and furniture.

Special Charges

2004 versus 2003. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We determine whether or not the assets are recoverable based on estimated undiscounted future cash flows to be generated by the assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment loss to be recognized, if any, is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We estimated the fair value of such assets using the present value method. The cash flow was discounted at a nominal rate of 15% on a pre-tax basis. The nominal discount rate was determined using the rate of our most recent long-term financing activity, the exchangeable senior subordinated note, which carried an interest rate of 10% plus 2.5% in withholding taxes payable by us to Philippine tax authorities plus 2.5% risk premium. Based on discussions with Philippine financial institutions, financing of this nature typically carries interest rates of 10 to 15%, depending on the financial condition of the company. The undiscounted future net cash flows and fair value of assets are subject to change depending on the actual sales, margins, and salvage value of the impaired assets that may be realized by us in the future. In 2004, we decided to sell our third facility in the Philippines, which was consummated through a contract to sell the property on January 28, 2005. Based on the review of long-lived assets, we took an asset impairment charge of $1.3 million in 2004 against the carrying cost of the third facility.

2003. In the third quarter of 2003, we experienced a 21.7% sequential decline in sales, primarily due to the decision of one of our customers (Texas Instruments) not to compete with the pricing strategy of suppliers in China for certain voltage regulator products. This resulted in a 43.4% sequential decline in Texas Instruments (TI) related revenues for us. Since then, the loading of TI has been erratic and inconsistent, leading to lower fourth quarter revenues. This prompted us to undertake a review to identify equipment with low utilization rates, packages with low margins, and technologies not consistent with our core competency, as candidates for impairment. If such assets are considered to be impaired, the impairment loss to be recognized, if any, is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. We estimated the fair value of the applicable assets using the present value technique. Cash flow was discounted at a nominal rate of 15% on a pre-tax basis. The nominal discount rate was determined using the rate of our most recent long-term financing activity, the exchangeable senior subordinated note, which carried an interest rate of 10% plus 2.5% in withholding taxes payable by us to Philippine tax authorities plus 2.5% risk premium. Based on discussions with Philippine financial institutions, financing of this nature typically carry interest rates of 10 to 15%, depending on the financial condition of our company. The undiscounted future net cash flows and fair value of assets are subject to change depending on the actual sales, margins, and salvage value of the impaired assets that may be realized by us in the future. Had we used a discount rate of 10%, we would have incurred special charges relating to equipment of $10.0 million, instead of $10.5 million. We continue to defer the activation of our third facility in the Philippines, in view of the signing of an Investment Agreement with the Chengdu Hi-Tech Zone for the establishment of assembly and test facility in China. We realized the need to locate new business in the most cost competitive area. Based on the review of long-lived assets, we took an asset impairment charge of $0.9 million in 2003 against the carrying cost of the third facility. As a result of this review, we incurred impairment losses on equipment and property, provisions for inventory losses, and write off of inventories and deposits totaling $12.9 million. See “Item 5 Operating and Financial Review and Prospect—Critical Accounting Policies—Valuation and Impairment”.

Special charges consist of the following (Thousands of dollars):	2003	2004
Impairment losses on property and equipment	$10,476	$—
Impairment losses on property (Site 3)	892	1,263
Provision for inventory losses	881	—
Write-off of inventories	522	—
Write-off of deposit	125	—

Total	$12,896	$1,263

We continue to evaluate all options possible with regard to the use or disposal of these equipment and properties.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and benefits for sales and marketing personnel, expenses associated with our overseas marketing offices in California, Arizona and Tokyo, promotion, travel, and communication costs.

2004 versus 2003. Sales and marketing expenses increased 3.9% from $762 thousand in 2003 to $792 thousand in 2004, due primarily to increased sales and marketing activities. Sales and marketing expenses, as a percentage of revenues, remained stable at 1.0%. We anticipate marketing expenses to increase as a percentage of revenue in 2005 as we gear to promote our Power QFN family of packages and higher salaries expenses.

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

Research and Development Expenses

Research and development expenses consisted of the salaries and benefits for process and package engineering personnel and the cost of materials used in developing and qualifying new packages for our customers, depreciation on and maintenance of research equipment and allocable portions of facility costs. A reorganization in 2003 created the Central Engineering Department (CED) which was given research and development tasks. Consequently, the research and development expenses from 2003 onwards, consisted of the expenses of the CED and the cost of materials used in developing and qualifying new packages.

2004 versus 2003. Research and development expenses increased by 39.4% from $0.7 million to $1.0 million in 2004 due to development work associated with the introduction of PowermiteTM, Power QFN, the captive line transfers from Philips and ST Microelectronics, and the appointment of James H. Knapp. For 2005, we anticipate research and development expenses will increase as we aggressively develop derivative intellectual property related to the development and introduction of the Power QFN family of packages.

2003 versus 2002. Research and development expenses decreased by 42% from $1.3 million in 2002 to $0.7 million in 2003 because we have allowed our marketing department to generate more revenues out of the qualifications and engineering runs done in prior years before embarking on a significant number of new products in 2003.

2002 versus 2001. Research and development expenses increased by 81% from $0.7 million in 2001 to $1.3 million in 2002 because higher business activity in 2002 resulted in added product qualification runs for our customers.

Loss from Operations

	For the years ended December 31 (Thousands of dollars)
	2001	2002	% change from 2001	2003	% change from 2002	2004	% change from 2003
Revenue	53,512	70,537	31.8%	76,933	9.1%	79,139	2.9%
Cost of Sales	51,824	68,535	32.2%	75,173	9.7%	79,090	5.2%
Operating Expenses	7,321	8,626	17.8%	21,467	148.9%	12,241	(43.0%

Loss from Operations	5,633	6,624	17.6%	19,707	197.5%	12,192	(38.1)%

2004 versus 2003. Loss from operations decreased by 38.1% from $19.7 million in 2003 to $12.2 million in 2004, primarily due to the 43.0% reduction in operating expenses. The loss from operations would have been lower, if not for the $1.4 million additional depreciation due to change in lives of the certain machinery and equipment charged to cost of sales, $1.3 million impairment of property recognized as special charges and $2.3 million in net operating loss from our Chengdu facility incurred in 2004. Without the additional depreciation, special charges and operating loss from Chengdu, loss from operations in 2004 would have been $7.2 million, a 5.5% increase versus $6.8 million in 2003. As a percentage of revenue, loss from operations decreased from negative 25.6% in 2003 to negative 15.4% in 2004. Excluding the additional depreciation, special charges and loss from Chengdu, loss from operations would have been negative 9.1% in 2004 versus negative 8.9% in 2003.

2003 versus 2002. Loss from operations increased from $6.6 million in 2002 to $19.7 million in 2003, primarily due to the $12.9 million special charges and higher costs of goods sold. Without the special charges, loss from operations in 2003 would have been $6.8 million, only 2.8% higher than the loss from operations of $6.6 million in 2002. As a percentage of revenue, loss from operations increased from negative 9.4% in 2002 to negative 25.6% in 2003, negative 8.8% without the special charges.

2002 versus 2001. Loss from operations increased from $5.6 million in 2001 to $6.6 million in 2002, primarily due to higher costs of goods sold and operating expenses. As a percentage of revenue, loss from operations decreased from negative 10.5% in 2001 to negative 9.4% in 2002 primarily due to lower operating expense as a percentage of revenue.

Net Interest and Bank Charges

Interests and bank charges for the year ended as of December 31, 2004, 2003, 2002 and 2001 are as follows:

	For the years ended December 31 (Thousands of dollars)
	2001	2002	% change from 2001	2003	% change from 2002	2004	% change from 2003
Interest expense, bank and financing charges	(313)	(482)	54.0%	(1,348)	179.7%	(2,153)	59.7%
Interest income	414	82	(80.2%)	133	62.2%	14	(89.5%)
Interest and bank charges—Net	101	(400)	(496.0%)	(1,215)	203.8%	(2,139)	76.1%

2004 versus 2003. Net interest expense increased by 76.1% from $1.2 million in 2003 compared to $2.1 million in 2004. The increase was primarily due to the full year interest expense and amortization of discount and deferred financing charges related to the $4.0 million exchangeable senior subordinated note issued to Merrill Lynch and increase in short-term bank loans.

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

The $4.0 million exchangeable senior subordinated note is recorded net of discount in accordance with the provisions of Emerging Issue Task Force 98-5. The discount is being amortized over the life of the note using the effective interest method.

2002 versus 2001. Net interest expense was $0.4 million in 2002 compared to a net interest income of $0.1 million in 2001. The change was due to the decline in money market deposits and increase in liabilities to pay for investments in additional property, plant and equipment in Taguig and Laguna.

Net Foreign Exchange Gains (Losses)

Net foreign exchange gains or losses result from movements in the exchange rates of foreign currencies between the date a monetary asset or liability arises and the balance sheet date or the date of settlement.

2004 versus 2003. We recognized net foreign exchange loss of $304,956 in 2004 compared to net foreign exchange loss of $243,218 in 2003, principally due to the effect of settlement and restatement of transactions and balances denominated in Japanese yen, European euro, Chinese renminbi and Philippine pesos into U.S. dollars. In 2004, the peso depreciated relative to the U.S. dollar while the Japanese yen and European euro appreciated relative to the US dollar. The Chinese renminbi fluctuated in a narrow trading band vis-à-vis the U.S. dollar.

2003 versus 2002. We recognized net foreign exchange gain of $29,253 in 2002 and net foreign exchange loss of $243,218 in 2003, principally due to the effect of settlement and restatement of yen-denominated transactions and balances into U.S. dollars. In 2002 and 2003, the peso depreciated relative to the U.S. dollar while the Japanese Yen appreciated relative to the US dollar.

2002 versus 2001. We recognized net foreign exchange gains of $ 796,570 in 2001 and $29,253 in 2002, principally due to the effect of settlement and restatement of peso-denominated and yen-denominated transactions and balances into U.S. dollars. In 2001 and 2002, the peso and yen depreciated relative to the U.S. dollar.

Provision for (Benefit from) Income Tax

	For the years ended (Thousands of dollars)
	2001	2002	% change from 2001	2003	% change from 2002	2004	% change from 2003
Provision for (benefit from) income tax	(3)	10	(433.3)%	(173)	(1,830.0)%	368	(312.7)
Net income (loss)	(5,508)	(6,918)	25.6%	(21,004)	203.6%	(14,732)	(29.9)%

Net margin (%)	(10.3)%	(9.8)%		(27.3)%		(18.6)%

2004 versus 2003. We recognized provision for income tax of $368,768 in 2004 compared to a benefit from income tax of $172,781 in 2003. In 2004, we were able to realize tax benefit from the write-off of inventories, property and equipment.

2003 versus 2002. We recognized net benefit from income tax of $172,781 in 2003 compared to a net provision for income tax of $9,680 in 2002. In May 2004, the area where our Taguig facilities are located was declared as an export zone. All of our operations which had been previously entitled to tax holiday incentives or subjected to 32% income tax on net income will be taxed at 5% of gross income in lieu of all taxes. Consequently, we will no longer be able to deduct certain deferred tax benefits. These deferred tax assets have been reduced to the extent they will not be of benefit to us.

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

B. Liquidity and Capital Resources

Liquidity

In 2004, we funded our operations and capital expenditures primarily through cash from operations (including receivables collections), short-term loans, and short-term supplier credits. As of December 31, 2004, we had $21.8 million in current assets, of which $2.2 million are in the form of cash, $10.9 million in trade and other receivables, and $8.3 million in inventories. We used funds supplied by our banks to acquire certain inventories, which are held under a “trust arrangement” with the banks. These arrangements are evidenced by trust receipts and we are accountable to our banks until the amounts supplied under the trust arrangements have been repaid.

Operating Activities

Net cash from operating activities totaled $8.0 million in 2004 compared to $1.0 million in 2003. The net cash generated in 2004 was primarily accounted for by the net loss after adjusting non-cash items such as depreciation, special charges, stock compensation costs, amortization of debt issuance cost and discount, unrecoverable input taxes, provisions for deferred income tax, retirement expense, unrealized foreign exchange losses, and increase in trade and other payables, decrease in trade, other receivables and other current assets, offset by the increase in inventories. The net cash generated in 2003 was primarily accounted for by the net loss after adjusting non-cash items such as depreciation and amortization, impairment losses, provision for inventory obsolescence, retirement benefit, write-off of inventories and deposits, and decrease in trade and other receivables as well as inventories, input taxes and other current assets. In 2004, a huge portion of cash generated from operations came from an increase in trade and other payables amounting to $3.3 million, which consist mostly of accounts with materials suppliers. The proceeds of the $7.0 million exchangeable note raised in June 2, 2005 will be partly used to pay a certain portion of these accounts payable to our suppliers.

Investing Activities

Net cash used in investing activities totaled $9.0 million in 2004 compared to $5.7 million in 2003. In 2004, these investments consisted mainly of acquisition of additional assembly and test equipment and facilities and facilities support equipment for Taguig, Laguna and Chengdu. As of December 31, 2004, we had outstanding equipment purchased through suppliers’ credits amounting to $6.2 million.

Financing Activities

Net cash provided by financing activities totaled $2.2 million in 2004 and $3.9 million in 2003. In 2003, cash from financing activities was primarily generated from short-term lines of credit and proceeds from the issuance of $4 million exchangeable senior subordinated note to our major shareholder Merrill Lynch. These proceeds from financing activities were used for payment of loans, trust receipts, obligations under capital lease, and payments on long-term debt due to a customer. In 2004, cash from financing activities was primarily generated from short-term lines of credit and proceeds from trust receipts, offset by payments of loans, obligations under capital leases, and payments of long-term liability due to a customer. As of December 31, 2004, we had $11.8 million in short-term loans, $3.2 million in trust receipts, and $0.7 million as a current portion of long-term liability related to the ON Semiconductor-Guadalajara offload program in 2001.

On June 2, 2005, we issued a $7.0 million 4-year exchangeable senior subordinated note due in 2009, and bearing interest at a rate of 10% per annum, net of Philippine withholding taxes, to an affiliate of Merrill Lynch Global Emerging Markets Partners, L.P., our majority shareholder. The Audit Committee of our Board of Directors, comprised of three non-management, independent directors not affiliated with Merrill Lynch, negotiated and approved the terms of the note. The proceeds of the note will be used to partially finance capital expenditures related to the introduction of our Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholder and Related party Transactions—The Merrill Lynch Exchangeable Notes.”

On May 24, 2005, one of our customers waived the amortization on the $604,550 balance of the Equipment Purchase Agreement, to offset the increase in average selling prices chargeable as a result of higher materials prices.

See “Item 5—Tabular Disclosure of Contractual Obligations”.

Capital Expenditures

We believe that net cash generated from operations, additional debt or equity financing, together with cash in bank and credit facilities, will be sufficient to meet our working capital and outstanding obligations to our equipment suppliers for the next 12 months. On June 2, 2005, we issued a $7.0 million exchangeable senior subordinated note to an affiliate of Merrill Lynch Global Emerging Markets Partners, L.P., our majority shareholder. The proceeds of the note will be used to partially finance capital expenditures related to the introduction of our Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholder and Related party Transactions—The Merrill Lynch Exchangeable Notes.” We may seek to raise additional funds through debt or equity financing or from other sources. We cannot assure you that additional financing will be available when we need it or, if available, that it will be available on satisfactory terms. Failure to obtain any such required additional financing could have a material adverse effect on our company.

Capital Resources

On September 24, 2002, we entered into a $5 million US Dollar denominated trade receivable financing facility from the Singapore Branch of Raiffeisen Zentralbank Osterreich AG (RZB-Austria). Under the terms of the Credit Facility Agreement, PSi Technologies and PSi Laguna are required to maintain separate escrow bank accounts and to ensure that certain trade receivables are capable of being assigned by PSI Technologies and PSi Laguna to RZB-Austria and that collections of such trade receivables are remitted directly to the escrow banks accounts. This credit facility was renewed in August 27, 2003, and further increased to $10 million with the similar terms and conditions to those described. On December 27, 2004, RZB-Austria extended the maturity of the facility to December 31, 2005 and waived all financial covenant breaches based on our June 30, 2004 U.S. GAAP unaudited consolidated financials statements, subject to the condition that we were required to remedy the loan covenant breaches as of December 31, 2004 and that if breaches were still continuing after that date, RZB-Austria would without prejudice to any of its rights under the Facility and Supplemental Agreements require the our shareholders to provide such additional capital to the company to cure the breaches. On July 13, 2005, RZB-Austria waived all the breaches based on the U.S. GAAP unaudited consolidated financial statements as of December 31, 2004 and confirmed that the next test of covenants will be based on the next U.S. GAAP audited consolidated financial statements of PSi Holdings as of and for the year ending December 31, 2005.The total loan balance under this credit facility was $9.8 million as of December 31, 2004 and $6.6 million as of December 31, 2003.

On September 29, 2004, we covered the $2.0 million short-term advance facility with KBC Bank N.V. by a Deed of Assignment of Receivables under a Charge Over Escrow Account. On June 27, 2005, our customer formally notified us of its intention to route all payments to us via the Escrow Account starting July 2005.

We have credit facilities with various banks and financial institutions located in the Philippines. These credit facilities are short-term in nature and can be terminated anytime. We continue to explore various financing options with various banks and financing institutions. We may not be successful in negotiating and closing any of this financing option.

Special Tax Status

We have benefited from tax incentives available in the Philippines. Our Taguig facility was registered under R.A. No. 7916, otherwise known as the Special Economic Zone Act of 1995, which created the Philippine Economic Zone Authority. As of May 17, 2004, we became subject to a special tax rate of 5.0% of gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period. Income that is not related to our core activities such as lease income, gains from sale of assets or other activities that are not registered with PEZA are subject to income tax of 35%, effective July 2005.

Because we export all our products, we are subject to zero percent value added tax (VAT), in the Philippines. Ordinarily, a 10% VAT is imposed on the sale of goods and services in the Philippines.

With respect to our import of machinery and equipment, we are able to convert the VAT paid on the importation into tax credit certificates. These tax credit certificates can be used as payment for VAT and occasionally duties where so permitted by the Philippine Bureau of Customs on other imports. They can also be sold for cash to other importers who are permitted to use them if so permitted by the Bureau of Customs. As of December 31, 2004, we had tax credit certificates of $93,090. These amounts are included in other current assets account as of December 31, 2004.

In addition, the legislation grants the following fiscal incentives for new projects of non-pioneering status:

•	tax and duty-free importation of capital equipment, raw materials and spare parts, which eliminates VAT and negates the need to convert VAT paid on importation into tax credit certificates;

•	an income tax holiday for new, expansion or additional projects which we may register with PEZA; and

•	a special tax rate of 5% on gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period.

Our Laguna facility is also registered under R.A. No. 7916, which grants the following fiscal incentives:

•	tax and duty-free importation of capital equipment, raw materials and spare parts, which eliminates VAT and negates the need to convert VAT paid on importation into tax credit certificates;

•	an income tax holiday for new, expansion or additional projects which we may register with PEZA; and

•	a special tax rate of 5% on gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period.

Our Chengdu Facility is entitled to the following fiscal incentives:

•	a tax incentive period commencing from the time operational profit is realized, and 15% income tax rate for the third to fifth years with option to extend by another three years subject to ratification by PRC tax authorities;

•	after the tax incentive period is finished, a 15% income tax rate is levied if we export over 70% of our yearly products. For an exporting company already on a 15% tax rate, the income tax to be levied is 10%;

•	exemption from customs duties and VAT payments for imported machinery, equipments, construction materials, moulds, spare parts, raw materials, packing materials, components and units;

•	bonded warehouse facility, including refund of VAT on purchase of items produce and made in the People’s Republic of China such as machinery, equipment, construction materials, raw materials, packaging materials, moulds and spare parts;

•	tax rebate of 13% on the cost of electricity, water and gas consumed for the manufacture of products for export;

•	power subsidy of 10% based on the actual power consumption expense for a period of five years, and 5% for another five years thereafter; and

•	a reduction in social benefit and social securities rates to 24.6% from 37%;

Recently Issued Accounting Standards

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment [SFAS No. 123(R)], which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS No. 123(R) beginning July 1, 2005.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The company plans to adopt SFAS No. 123 using the modified-retrospective method, restating all prior years presented.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4” (SFAS No. 151). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a material effect on its results of operations or financial condition.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (SFAS No. 153). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material effect on its results of operations or financial condition.

C. Research and Development, Patents and Licenses

Research and Development

We are increasing our research and development efforts on developing packages and assembly platforms that will meet the growing needs of our customer base. We expect to offer by the third quarter of 2005 a fully qualified QFN assembly line that will produce a wide variety of packages ranging from a 3 x 3 to a 7 x 7 package with differing interconnect options for the power semiconductor market. The interconnect options include copper clip, gold stud-bumps and solder die attach. We believe that these interconnect options will allow us to improve product performance through lower parasitic resistance and inductance to meet the higher package performance goals of our customers. We further believe that Power QFN packages are the fastest growing power package in the industry. This packaging platform addresses our customers’ need for shortest time-to-market with a new package.

We now have in place a Lead (Pb)-free process particularly in package lead plating and dipping, in keeping with the industry’s objective to minimize and eliminate substances/components in the package harmful to the environment. Another focus in our materials development activities is the identification of alternative materials that will improve the cost of our packages.

As of December 31, 2004, we employed 26 professionals dedicated to research and development. Our management and other operational personnel are also involved in research and development activities. We spent a total of $1,253,242 in 2002, $722,857 in 2003, and $1,008,075 in 2004 on research and development.

Patents and Licenses

On November 27, 2004, we signed a broad, multi-year patent license agreement with Amkor Technology, Inc. that grants us rights under Amkor’s portfolio of patents relating to MicroLeadFrame® technology, MicroLeadFrame® packages and QFN packages, and grants Amkor access to the intellectual property being developed by PSi related to its Power QFN technology.

On June 8, 2005, we filed our first patent with the U.S. Patent Office, for a power surface mount leadless device. Our focus on the needs of our customers and the growing demands for innovation in the industry has defined our role as one of the leaders in the industry. We intend to file more patents in 2005 related to our research and development activities and enter into more licensing agreements with other third parties. We depend in part on our ability to develop and protect our intellectual property and the intellectual property of our customers shared with us, and our ability to apply that know-how to improve our customers’ packaging design and implementation.

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

According to statistics from the Bangko Sentral ng Pilipinas (Central Bank of the Philippines), the non-performing loan ratio of the Philippine banking sector has increased from 2.8% in 1996 to 14.9% in 2002, owing to the lingering effects of the Asian financial crisis. This has increased the reluctance of the Philippine Banking sector to extend credit facilities to corporations in general, and more especially for corporations with recent history of net losses. Similarly, the US economic and semiconductor industry downturns that began in 2000 and resulted in the more than 77% decline in the technology heavy Nasdaq stock market index from its peak in February 2000 to the index’s low of 2002 has limited funding options for companies in the semiconductor industry.

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

F. Tabular Disclosure of Contractual Obligations.

The following table aggregates, as of December 31, 2004, our known contractual obligations and commitments.

Payments Due by Period

(U.S. dollars)

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	—	—	—	—	—
Capital Leases Obligations	512,227	512,227		—	—
Operating Lease Obligations (1)	9,553,737	771,614	1,685,002	1,068,920	6,028,201
Long-term Liability Due to a Customer (ON Semiconductor) (2)	942,124	942,124		—	—
Purchase Obligations	—	—	—	—	—
Merrill Lynch Exchangeable Note (3)	4,000,000	—	—	4,000,000	—

(1)	Operating Lease Obligations include the lease of land and building in Taguig, Laguna and China.
(2)	On December 11, 2001, we entered into an Equipment Purchase Agreement (Agreement) with Semiconductor Components Industries, LLC (ON). Under the Agreement, we purchased from ON certain equipment (Equipment) for a total contract price of $3.5 million. A down payment of $350,000 was made upon delivery of the Equipment in 2001 and a series of installment amounts is payable over 24 months beginning January 2002 based on the pre-agreed production volume from such Equipment. Any remaining liability after the said installments was to be fully settled on December 14, 2003. However, ON was unable to meet the pre-agreed production volume. Consequently, we did not pay the liability. In 2003, we entered into another agreement with ON to restructure the outstanding liability. Instead of a final balloon payment in December 2003, the restructuring allows us to pay down the liability on a monthly basis at an amount dependent on the production volume by ON, interest-free and with final payment due on July 1, 2005. On May 24, 2005, ON waived the amortization on the $604,550 balance of the equipment loan, to offset the increase in average selling prices that should have been chargeable to ON as a result of higher materials prices.

(3)	On July 3, 2003, PSi Technologies, Inc., our principal operating subsidiary, issued to a Merrill Lynch affiliate a $4.0 million 5-year exchangeable senior subordinated note. The proceeds of the note were used to pay liabilities related to certain capital expenditures which came due in 2003. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes” for a summary of terms. The note matures on June 1, 2008. The note bears interest at a rate of 10% per annum, net of Philippine withholding tax payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares. We are not permitted to prepay the note in whole or in part. The note is exchangeable by Merrill Lynch at any time into our common stock at a price of $1.15 per share. The initial exchange price was $1.47 per share, but was reduced to $1.15 per share due to the fact that we did not meet certain performance targets for the third and fourth quarters of 2003 as provided for in the note. If, at any time after July 3, 2006, our publicly-traded ADS (i) shall have traded at an average closing price of at least $3.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADS, for such period was equal to at least 33.33% of the number of shares into which the note is exchangeable, we may then notify Merrill Lynch of our intent to redeem the note. The note will then be redeemed unless Merrill Lynch exercises its right to exchange or assign the note. The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to ON and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note. The note is presented net of discount of $3.1 million and $2.5 million in the consolidated balance sheet as of December 31, 2003 and 2004, respectively.

On June 2, 2005, PSi Technologies, Inc., our principal operating subsidiary, issued to a Merrill Lynch affiliate a $7.0 million 4-year exchangeable senior subordinated note. We intend to use the proceeds of the note to partially finance capital expenditures related to the introduction of our Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes” for a summary of terms. The exchangeable note accrues interest at a rate of 10% per annum, net of Philippine withholding tax, and payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares. We are not permitted to prepay the note in whole or in part. The note will be exchangeable by Merrill Lynch at any time into our common stock at a price of $1.00 per share. The note exercise price may be further reduced to $0.90 per share or $0.80 per share, in the event we do not meet certain performance targets for the fourth quarter of 2005 and first quarter of 2006 as provided for in the note. If, at any time after three years from issuance, our publicly-traded ADS (i) shall have traded at an average closing price of at least $2.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADS, for such period was equal to at least 33.33% of the number of shares into which the note is exchangeable, then we may notify Merrill Lynch that we intend to redeem the note. The note will then be redeemed unless Merrill Lynch exercises its right to exchange or assign the note. The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to the following: Raiffeisen Zentralbank Osterreich AG (RZB-Austria) through a Revolving Facility Agreement dated September 24, 2003, KBC Bank N.V. through a Short-term Advances Credit Facility dated September 30, 2004 and LC/TR Credit Facility dated October 30, 2002, Metropolitan bank and Trust Company through an Import LC/TR Credit Facility, Bank of Commerce through an Import LC/TR Credit Facility dated April 16, 2003 and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of December 31, 2004, our directors and executive officers were as follows:

Name	Age	Position
Directors
Arthur J. Young, Jr. (1)	48	Director and Chairman of the Board
Mandakini Puri	45	Director
Brian A. Renaud (1)(2)	41	Director
Joseph R. Madrid (3)	41	Director
William J. Meder (2)(4)(6)	65	Director
Ramon R. del Rosario, Jr. (7)	60	Director
Roberto F. de Ocampo (7)(8)	59	Director
Romeo L. Bernardo (7)	50	Director
Patchara Samalapa (5)	34	Director

Executive officers
Arthur J. Young, Jr.	48	President and Chief Executive Officer
Thelma G. Oribello	39	Chief Financial Officer and Treasurer
Helen G. Tiu	44	Corporate Secretary

(1)	Member of the Compensation Committee
(2)	Member of the Budget Committee
(3)	Elected June 2002 replacing Carol Lee of Merrill Lynch
(4)	Elected June 2002 replacing Daniel Siazon of Nomura JAFCO
(5)	Elected April 2004 replacing Sung Ming Cho of Merrill Lynch
(6)	Member of the Special Committee on the IPO Litigation created on December 19, 2002
(7)	Member of the Audit Committee
(8)	Chairman of the Audit Committee

Since the last annual stockholders’ meeting and through June 2005, the board of directors held five (5) meetings. The average attendance by directors at board of directors’ meetings they were scheduled to attend was 88.9%.

The members of the board of directors listed above were elected to the board during the annual stockholders’ meeting on August 18, 2004.

All directors are elected annually by our shareholders. Interim vacancies may be filled by our board of directors. Our executive officers do not serve fixed terms of office and are appointed by and serve at the discretion of the board of directors. The following sets out biographical information on our directors and executive officers.

Arthur J. Young, Jr.—Mr. Young is Chairman and Chief Executive Officer of PSi Technologies Holdings, Inc. and PSi Technologies, Inc. He has been with us since 1988 and was appointed President and Chief Executive Officer of PSi Technologies Holdings, Inc. on February 4, 2000. Prior to working with us, Mr. Young founded and managed a diversified transportation business in Vancouver, Canada. Mr. Young received a bachelors degree in Political Science from the University of British Columbia in Canada.

Mandakini Puri—Ms. Puri is a Managing Director in Merrill Lynch’s Global Private Equity Division and has been with Merrill Lynch since 1986. Ms. Puri has a Bachelor of Arts degree from Delhi University, India and an MBA from the University of Pennsylvania.

Brian A. Renaud—Mr. Renaud is a Managing Director in Merrill Lynch’s Global Private Equity Division. He has been with Merrill Lynch since 1990. He also serves as a director on the board of Wendeng Tianrun Crankshaft Co., Ltd. Mr. Renaud received a Bachelor of Science degree from Georgetown University and an MBA from Harvard University.

Patchara Samalapa—Mr. Samalapa is an Associate in Merrill Lynch’s Global Private Equity Division. He has been with Merrill Lynch since 1996. Mr. Samalapa received a Bachelor of Science degree in Industrial Management from Carnegie Mellon University and an MBA from Massachusetts Institute of Technology.

Joseph R. Madrid—Mr. Madrid is Executive Director of Philippine Equity Partners, a leading stockbrokerage house in the Philippines, which he and his partners established in 2001. Mr. Madrid was Managing Director of Merrill Lynch equity sales in Singapore, and prior to that, was broking head of Merrill Lynch’s Philippine operations, which he set up in 1997. Mr. Madrid was also Managing Director of Jardine Fleming Securities, Phils. Inc until March 1997. He was a member of the Board of Governors of the Philippine Stock Exchange from 2000 to 2001 and 2003 to 2004. Mr. Madrid earned his Bachelor of Arts in Economics from the University of Chicago.

William J. Meder—Mr. Meder is the President of Firebird Consulting Group LLC, and has 40 years experience in electronics manufacturing, technology and business management. He is currently Chairman of the Board of Leshan Phoenix (a Chinese joint venture company), director of Leshan Radio Co., and ST Assembly and Test Services Ltd. and Executive Director of PSi Technologies Chengdu Co. Ltd. He spent 34 years with Motorola with a focus on international manufacturing and business operations, prior to his retirement in 1999. He was General Manager of Motorola Taiwan, Motorola Philippines and Motorola Malaysia. From 1995 to 1998 he was Vice President and Director of Joint Ventures and Investments for the Semiconductor Components Group of Motorola. He has a Bachelor of Science degree in Metallurgical Engineering from Oklahoma University, an MS in Materials Science a D.Sc. in Chemical Engineering from Washington University in St. Louis and an MBA from Arizona State University.

Ramon R. del Rosario, Jr.—Mr. del Rosario is President of Philippine Investment Management (PHINMA) Inc., and Chairman and CEO of AB Capital and Investment Corporation. He is a director of Ayala Land, Inc., Union Cement Corporation, Bacnotan Consolidated Industries, Inc., Roxas Holdings, Inc. and other major publicly-listed and privately-owned companies in the Philippines. He served as Secretary of Finance of the Republic of the Philippines from 1992 to 1993 and was Executive Vice President and Chief Financial Officer of San Miguel Corporation from 1986 to 1989. Mr. del Rosario received his bachelors degree in Accounting and Social Science from De La Salle College in Manila (magna cum laude) and an MBA from Harvard University.

Roberto F. de Ocampo, Ph.D.—Dr. de Ocampo is currently President of the Asian Institute of Management, one of the leading international graduate school of business and management based in Manila. He served as Secretary of Finance of the Republic of the Philippines from 1994 to 1998 during the presidency of Fidel V. Ramos and was previously President and Chief Executive Officer of the Development Bank of the Philippines. Dr. de Ocampo graduated from De La Salle College and Ateneo University in Manila, received an MBA from the University of Michigan and holds a post-graduate diploma from the London School of Economics, and has three doctorate degrees (Honoris Causa). He is the recipient of many international awards including Finance Minister of the Year, Philippine Legion of Honor, ADFIAP Man of the Year, and Chevalier of the Legion of Honor of France.

Romeo L. Bernardo—Mr. Bernardo is President of Lazaro Bernardo Tiu & Associates, Inc., a consultancy firm. He currently sits as a director of Bank of Philippine Islands, Globe Telecom, RFM Corporation, and other leading corporations in the Philippines. Mr. Bernardo was an alternate director of the Asian Development Bank from 1997 to 1998 and Finance Undersecretary for International Finance, Privatization & Treasury Operations of the Department of Finance of the Republic of the Philippines from 1990 to 1996. Mr. Bernardo received a Bachelor of Science degree in Business Economics from the University of the Philippines and a Masters in Development Economics degree from Williams College.

Thelma G. Oribello—Ms. Oribello is our Chief Financial Officer and Treasurer, and Chief Financial Officer of PSi Technologies, Inc. She joined us in 1995. Previously, she was an Assistant Vice President and Corporate Controller at RFM Corporation and an Audit Supervisor at SGV & Co. Ms. Oribello is a certified public accountant and has a bachelors degree in Business Administration, major in Accountancy, from the University of the East in Manila (cum laude) and studied for an MBA at the University of the Philippines.

Helen G. Tiu—Ms. Tiu is the Corporate Secretary of PSi Technologies Holdings, Inc. and its subsidiaries and of Aboitiz Transport System (ATSC) Corporation (formerly William, Gothong & Aboitiz, Inc.). She is a Managing Director of Lazaro Bernardo Tiu & Associates, Inc., a consultancy firm, and practices law at H.G. Tiu Law Offices. Ms. Tiu was a partner at SGV & Co from 1994 to 1996, Head Executive Assistant at the Office of the Secretary, Department of Energy in the Philippines from 1993 to 1994, and a director of Petron Corporation from 1993 to 1994 and of Goodyear Corporation in 1994. She is a certified public accountant and a member of the Philippine Bar. She received a Bachelor of Science in Business Administration and Accountancy (cum laude), a Bachelor of Laws from the University of the Philippines and a Master of Laws degree from Harvard University.

Additional Executive Officers of PSi Technologies, Inc.

The following sets out biographical information for additional executive officers of our principal operating subsidiary, PSi Technologies.

Randall M. Young—Mr. Young serves as the President and a Director of Pacsem Realty and PSitech Realty Inc. Previously, he was a director at Amon Securities Inc. and Treasurer at Tisdall Industrial Corporation. Mr. Young received a bachelors degree in Business Administration from Simon Fraser University. Mr. Young is the brother of Arthur J. Young, Jr.

Roque Felipe M. Granada—Mr. Granada is our Senior Vice President for Sales, Marketing and Customer Service. He rejoined us in January 2005, after having worked for eight years at Amkor Technology, Inc., most recently as Executive Director of Sales (Asia Region). Prior to his employment at Amkor, Mr. Granada held various positions with us, including Vice President for Management Services and later, Sales & Marketing. Mr. Granada received a degree in Industrial Engineering from the University of the Philippines in Manila.

Rizaldy F. Lanon—Mr. Lanon is our Vice President for Customer Service. He joined us in 1994. Mr. Lanon has 24 years of experience in the semiconductor industry. Prior to joining us, Mr. Lanon was a Technical Manager at National Semiconductor Corporation and had primary responsibility of Process Engineering and Package Technology. Mr. Lanon received a degree in Electrical Engineering from FEATI University, Manila.

Ramon C. Magsaysay—Mr. Magsaysay is our Vice President for Reliability and Quality Assurance. He joined us in 1992. Mr. Magsaysay has 28 years of experience in the semiconductor industry. Previously, he was an Operations Manager at Motorola and an Assistant Vice President for Quality Assurance at Uniden Electronics Corporation. Mr. Magsaysay received a degree in Electronics and Communications Engineering from Don Bosco Institute of Technology and an MBA from Philippine Christian University in Manila.

James H. Knapp—Mr. Knapp is our Vice President and Chief Technology Officer. He joined us in March 2004. Mr. Knapp has over 35 years of experience in the semiconductor industry and awarded 33 patents (with 11 pending). Prior to joining our company, he was the Package Development Manager of Motorola, Inc./ON Semiconductor in Phoenix, Arizona. Mr. Knapp received his Bachelor of Science degree in Mechanical Engineering from Arizona State University.

Charito C. Montemayor—Ms. Montemayor is our Managing Director of PSi Technologies Laguna, our second manufacturing facility. She has 24 years experience in the semiconductor industry. Prior to joining us, she was the Chief Operating Officer of Fastech Synergy Ltd. Ms. Montemayor received a degree in Chemical Engineering from the University of Santo Tomas in Manila and was second place in the 1977 Professional Regulations Commission Licensure Examination for Chemical Engineers.

Swee Lee Khoo—Mr. Khoo is our General Manager of PSi Technologies Chengdu, our manufacturing facility in Chengdu, China. Mr. Khoo has over 20 years of experience in the semiconductor industry. Prior to joining our company, he was the Factory Manager for the Shenzhen Factory of Philips Components Module Display System in China. Mr. Khoo received his Bachelor of Science degree in Mechanical Engineering from the National Taiwan University in Taipei, Taiwan.

Michael T. Gholson—Mr. Gholson is our Director for Sales for US. He joined us in January 2001. Mr. Gholson has over 36 years of experience in the semiconductor industry. Prior to joining our company, he was the External Manufacturing Assembly/Test Engineering Manager of Motorola, Inc./ON Semiconductor in Phoenix, Arizona. Mr. Gholson received his BBA degree in Management from East Texas State University.

Edison G. Yap—Mr. Yap is our Director for Investor Relations, Corporate Finance and China Business Unit. He joined us in September 2002. Prior to joining the Company, he was the fund manager and asset allocator for full discretion funds in the Trust Department of Equitable PCI Bank for six (6) years. He received a Bachelor of Science degree in Business Management from the Ateneo de Manila University, and has earned the right to use the Chartered Financial Analyst (CFA) designation from the CFAInstitute.

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

See Item 7—“Major Shareholders and Related Party Transactions—Shareholders’ Agreement and Registration Rights Agreement” regarding the right of certain of our shareholders to appoint members of our board of directors.

B. Compensation

We paid an aggregate amount of $86,500 to members of our board of directors as reimbursement for costs and expenses incurred in connection with attending meetings of the board of directors and its committees in 2004. In addition to such amounts, we paid William J. Meder, one of our directors, $101,317 in 2004 for his services as a consultant, advisor and Executive Director to our manufacturing operations and China activities. See “Item 7—Major Shareholders and Related Party Transactions—Agreement with William J. Meder.”

We paid an aggregate amount of $1,388,824 in compensation to our top 11 officers in 2004. We provide daily transportation to and from work to these executives and housing for the Managing Director of our Taguig facility. We did not pay any bonus to our executive officers and directors in 2004.

In December 2003, we hired a Managing Director for our China facility and are committed in the future to pay such Managing Director a total of $164,077 in the form of bonuses and allowances plus a share in the profit of China facility if and when it becomes profitable.

In June 2005, we hired a Chief Operating Officer and are committed in the future to pay such COO a minimum of $300,000 in the form of bonuses and 500,000 options.

We issued 121,000 options to purchase shares of our common stock on February 2, 2004 to 24 of our executives and officers at an exercise price of $3.25 per share. We are also committed to issue an additional 50,000 shares to our Managing Director in China if certain performance targets are met. We are likewise committed to issue an additional 500,000 shares to our Chief Operating Officer subject to certain terms. The vesting period and term of those options are consistent with the terms of our stock option plan as described in “Item 6—Share Ownership—PSi Stock Option Plan.”

Outstanding loans made by the Company to key executives declined by $1,012 from $5,500 as of December 31, 2003 to $4,488 as of December 31, 2004. These loans were granted prior to July 30, 2002 and have not been modified or amended since. The terms and conditions of the loans are as follows:

Name	Position	Amount Outstanding 31-Dec-2004	Largest Amount Outstanding 2004	Interest	Nature
Rizaldy F. Lanon	Vice President for Business & Technology Development	$4,488	$5,500	12.50%	Housing

Non-executive directors receive per diem compensation for their attendance at each board meeting. Directors are reimbursed for reasonable expenses incurred for attendance of meetings of the board and its committees. Directors may also receive additional compensation for serving on board committees and/or performing additional or special duties at the request of the Board.

We have a defined benefit retirement plan that covers all of our officers and full-time employees in the Philippines. Retirement costs are based on amounts computed by an independent actuary. As of December 31, 2004, the fair value of the retirement plan assets amounted to $151,376. In 2004, we did not offer a voluntary early retirement program.

C. Board Practices

The following table sets forth the term of office for the members of our board of directors as of December 31, 2004.

Name	Commencement of First Term	Expiration of Current Term
Arthur J. Young, Jr.	December 1999	August 2005
Mandakini Puri	October 2001	August 2005
Brian A. Renaud	December 1999	August 2005
Joseph R. Madrid	June 2002	August 2005
Patchara Samalapa	April 2004	August 2005
William J. Meder	June 2002	August 2005
Ramon R. del Rosario, Jr.	February 2000	August 2005
Roberto F. de Ocampo	March 2000	August 2005
Romeo L. Bernardo	February 2000	August 2005

We do not have directors’ service contracts or other agreements that provide for benefits on termination of employment.

Committees of Our Board of Directors

Our board of directors has an audit committee, a budget committee and a compensation committee.

The audit committee is responsible for (1) selecting and engaging, on our behalf, independent auditors to audit our annual consolidated financial statements, (2) reviewing and approving the planned scope and results of our annual audit, (3) approving the non-audit services provided by our independent auditors, and (4) reviewing our internal controls and financial reporting process. We have three independent directors on the audit committee. As of December 31, 2004, Messrs. del Rosario, de Ocampo and Bernardo served on the audit committee, with Mr. de Ocampo as Chairman.

In response to the corporate governance reforms dictated by the Sarbanes-Oxley Act of 2002, the audit committee adopted its current audit committee charter on April 23, 2003. The audit committee charter sets forth the enhanced responsibilities of the audit committee relating to oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the qualifications and independence of our independent auditors, and (4) the performance of our internal audit function.

Specifically, the audit committee charter reflects the audit committee’s responsibilities in terms of, among other things, (1) pre-approval of audit and non-audit services provided by the independent accountant, (2) pre-approval of related party transactions, (3) establishing procedures relating to the anonymous submission of concerns regarding questionable accounting or auditing matters and internal controls, and (4) direct responsibility for the hiring, retention, evaluation, and termination of our independent accountant. The new audit committee charter also provides the audit committee with the authority and sufficient funding to retain independent counsel or any other advisors that it determines to be necessary to carry out its duties.

The budget committee is responsible for (1) reviewing and recommending to the board of directors for approval of PSi’s operating budget, (2) comparing the budget to actual performance, (3) reviewing past capital expenditure decisions relative to expected versus actual performance, and (4) approving specific capital expenditures projects and requests. As of December 31, 2004, the members of the budget committee are Messrs. Brian Renaud and William J. Meder.

The compensation committee is responsible for establishing remuneration levels for some of our officers and performs certain functions under our employee benefit programs. As of December 31, 2004, the members of the compensation committee are Mr. Arthur J. Young, Jr. and Mr. Brian Renaud.

Nasdaq Requirements

In general, corporate governance principles for Philippine companies are set forth in the Corporation Code of the Philippines. Corporate governance principles under provisions of Philippine law may differ in significant ways from corporate governance standards for U.S. Nasdaq-listed companies. Under the latest amendment to the NASD Marketplace Rule 4350(a)(1), foreign private issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of Rule 4350. Pursuant to the amendment, foreign private issuers must disclose alternative home country practices they follow.

Under Philippine law, we are not required to solicit shareholder approval of the issuance of our stock in connection with related party acquisitions in which we may issue 20% or more of our outstanding shares or below market issuances of 20% or more of our outstanding shares to any person. In accordance with Rule 4350(a)(1), our Philippine counsel has issued a written statement to Nasdaq certifying that our corporate governance practices are not prohibited by, and are consistent with, Philippine law and practice.

D. Employees

We actively recruit to attract the highest quality personnel in our region. Our employees are not covered by any collective bargaining arrangements. We believe that our relationship with our employees is good. The following table sets forth the total number of employees as well as a breakdown by region:

Headcount	Taguig	Laguna	China	US	Total
Operations	1,578	406	259		2,243
Engineering	362	148	14		524
Quality	334	65	35		434
Sales/ Marketing/ Customer Service	19	0	0	1	20
General, Administrative/ Executive and Non-Operations	255	53	45	1	354

TOTAL	2,548	672	353	2	3,575

In relation to our initiatives to improve the productivity and efficiency of our manufacturing operations, we reduced our Philippine headcount by 89 from 2003 to 2004. Our China headcount increased from 2 in 2003 to 353 in 2004. We anticipate a reduction in our Philippine headcount as we continue to improve our operating efficiencies and lower our cost base. We also expect to continue increasing the headcount for our China operations as we complete the transfer of the Philips assembly and test equipment from a Philips facility in the Philippines to our facility in Chengdu, Sichuan Province, China.

E. Share Ownership

The following table sets forth the number of shares and options owned by our directors, officers and members of management. Our Chairman, President and Chief Executive Officer, Mr. Arthur J. Young, Jr. owns, directly and indirectly, 164,907 shares or 1.24% of our shares. The following directors and officers also own shares of the Company or options on such shares as of December 31, 2004:

Name	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares	Number of Common Shares Underlying Stock Options	Exercise Price		Expiration Date (2)
Arthur J. Young Jr. (1)	164,907	1.24%	457,600 40,000	$ $	13.30 3.25
Brian Renaud (1)	*
Mandakini Puri (1)	*
Ramon R. del Rosario, Jr.	*
Romeo L. Bernardo	*
William J. Meder	*
Roberto F. de Ocampo	*
Joseph R. Madrid (1)	*
Patchara Samalapa (1)	*
Thelma G. Oribello			25,000 5,000	$ $	13.30 3.25
Ramon C. Magsaysay			15,000 5,000	$ $	13.30 3.25
Randall M. Young			10,500 5,000	$ $	13.30 3.25
Rizaldy F. Lanon			15,000 5,000	$ $	13.30 3.25
Swee Lee Khoo			25,000		$3.25
Chato C. Montemayor			5,000		$3.25
Michael T. Gholson			5,000		$3.25
Edison G. Yap			5,000		$3.25

*	These individuals beneficially own less than 1% of the Company’s issued and outstanding shares.
(1)	These individuals are employees and or nominees of Merrill Lynch, our controlling shareholder. See “Item 7—Major Shareholder and Related Party Transactions” regarding Merrill Lynch’s share ownership.
(2)	Pursuant to our stock option plan, options expire no later than three years after they vest and have a maximum term of ten years.

PSi Stock Option Plan

Pursuant to our stock option plan, options may be granted to certain of our directors, officers and employees for the purchase of up to an aggregate of 741,162 common shares. As of December 31, 2004, there were 693,850 options outstanding, an increase of 121,000 options from 572,850 options outstanding as of the end of December 31, 2003.

In general, our stock option plan requires that options vest not more than ten years from the date of grant and that options expire not more than three years after the vesting date. The plan is administered by the compensation committee of our board of directors which determines, in its discretion, the number of common shares subject to each option granted and the related purchase price and option period. Upon the voluntary termination of employment by an option holder or termination of an option holder for cause, any options granted under our stock option plan to the option holder (whether or not vested) will terminate, unless otherwise authorized by the compensation committee. If termination was due to retirement, disability or involuntary separation other than for cause, the option holder or his successors have the remainder of the applicable term to exercise the option holder’s vested options. If termination was due to death, vested options may be exercised for the remainder of their term. Options granted are non-transferable except by will or as otherwise authorized by the compensation committee.

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

We recognized share compensation expense for options granted to employees under our stock option plan. For each reporting period, compensation cost for shares granted under the scheme to employees was determined using the intrinsic value method under APB 25. Under the intrinsic value method, compensation cost is measured for the difference between the price an employee is required to pay to purchase equity securities of the company and the fair value and market price of the equity securities acquired at measurement date. Compensation expense is provided generally over the vesting period on a systematic basis. See Note 19 (to check this based on final FS) to our audited consolidated financial statements.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table describes the beneficial ownership of our common shares as of June 2, 2005, based on an aggregate of 13,289,525 common shares outstanding as of such date, by each person who is the beneficial owner of 5% or more of our capital stock.

Holders	Number of Common Shares Beneficially Owned	Percentage Beneficially Owned
Merrill Lynch Global Emerging Markets Partners, L.P. (1)	7,141,624	53.7%
NJI No. 2 Investment Fund (2)	1,955,741	14.7%
Austin W. Marxe and David M. Greenhouse (3)	1,673,100	12.6%
Wasatch Advisors, Inc. (4)	1,172,220	8.8%

(1)	Merrill Lynch Global Emerging Markets Partners, L.P. is a private investment fund.
(2)	NJI No. 2 Investment Fund is a private investment fund.
(3)	Austin W. Marxe and David M. Greenhouse are the controlling principals of AWM Investment Company, Inc. (“AWM”), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (“Cayman”). AWM also serves as the general partner of MGP Advisers Limited Partnership (“MGP”), the general partner of and investment adviser to Special Situations Fund III, L.P. (“SSF3”). Cayman owns 409,900 of the Company’s ADS while SSF3 owns 1,263,200 of the Company’s ADS. Based on February 11, 2005 US SEC Form 13G/A Filing.
(4)	Wasatch Advisors, Inc. is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 who owns shares through the Company’s ADS. Based on February 14, 2005 US SEC Form 13G/A Filing.

On May 2001, Merrill Lynch increased its ownership in the Company by acquiring 4,580,910 shares from RFM Corporation, representing approximately 34% of our then outstanding common stock. Merrill Lynch currently owns 7,141,624 shares representing an ownership of 53.7%. Pursuant to the terms of the exchangeable senior subordinated note issued to Merrill Lynch in July 2003, Merrill Lynch’s equity stake in the Company, on an as exchanged basis, would increase to 63.3% or by an additional 3,478,261 shares. The issuance of the exchangeable senior subordinated note to Merrill Lynch in June 2005 at a net consideration price less than the current market price as defined in the Exchange Agreement dated July 3, 2003, will, upon issuance, result in an additional 291,482 shares issuable to Merrill Lynch under the 2003 Note, increasing Merrill Lynch’s equity stake in the Company, on an as exchanged basis, to 64.0%. Pursuant to the terms of the 2005 Note, Merrill Lynch’s equity stake in the Company, on an as exchanged basis at a Note Exercise Price of $1.00 per share, would increase to 74.4% or by an additional 7,000,000 shares. The number of shares into which the 2005 Note is exchangeable is subject to further change under the following conditions:

1. if our EBITDA for the three-month period ending December 31, 2005 is less than $5.5 million, then the Note Exercise Price shall be reduced to $0.90 per share. Merrill’s stake in the Company, on an as exchanged basis would increase to 75.2% or by an additional 7,777,778 shares; and

2. if our EBITDA for the three-month period ending March 31, 2006 is less than $6.7 million, then the Note Exercise Price shall be reduced to (A) $0.80 per share, if the Note Exercise Price was reduced pursuant to clause (1) above and, (B) $0.90 per share, if the Note Exercise Price was not reduced pursuant to clause (1) above. If the Note Exercise Price were reduced to $0.80 per share, Merrill’s stake in the Company, on an as exchanged basis would increase to 76.2% or by an additional 8,750,000 shares.

As of February 2005, Austin W. Marxe and David M. Greenhouse had increased their ownership in the Company from 1,669,500 shares to 1,673,100 shares. As of February 2005, Wasatch Advisors, Inc. had increased its ownership in the Company from 1,093,870 shares to 1,172,220 shares. The above information is based on US SEC Form 13G/A Filings of Austin W. Marxe and David M. Greenhouse and Wasatch Advisors, Inc.

Except as provided for in the Shareholders’ Agreement and Merrill Lynch’s Exchangeable Senior Subordinated Note, the Company’s major shareholders do not have different voting rights than the Company’s other shareholders. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” for a discussion of the terms of the Shareholders Agreement and Merrill Lynch’s Exchangeable Senior Subordinated Note.

The Company’s eight Filipino shareholders own a total of 2,255 shares of the Company. Foreign nationals own the balance of 13,287,270 shares.

The Company is effectively controlled by Merrill Lynch Global Emerging Markets Partners, L.P. Merrill Lynch owns approximately 53.7% (subject to increase as discussed herein), as of December 31, 2004, of the common shares and controls the same percentage of the voting power of the Company.

We are not aware of any arrangement that may at a subsequent date result in a change of control of us.

B. Related Party Transactions

Shareholders’ Agreement and Registration Rights Agreement

Shareholders’ Agreement. On May 29, 2001, we, our principal operating subsidiary, PSi Technologies, Inc., Merrill Lynch, JAFCO Investment (Asia Pacific) Ltd. (which we call JAFCO), acting as Investment Manager of NJI No. 2 Investment Fund, and Arthur Young, Jr. entered into a Shareholders’ Agreement relating to their ownership, transfer and voting of our common shares. Under the Shareholders’ Agreement, all common shares owned by Merrill Lynch, JAFCO and Arthur Young, Jr. are subject to resale restrictions. Under certain circumstances, each of Merrill Lynch and JAFCO has a right of first refusal to purchase, and a tag-along right to sell, when JAFCO or Merrill Lynch, as the case may be, elects to transfer its shares.

As a result of its shareholdings, and in accordance with the Shareholders’ Agreement, Merrill Lynch may appoint and remove a majority of our board of directors and the board of directors of our principal operating subsidiary, PSi Technologies, Inc. Our board consists of nine directors. Merrill Lynch and JAFCO have agreed, subject to certain conditions, that they will vote to ensure that our board of directors will be comprised of:

•	five directors nominated by Merrill Lynch, if requested (currently Ms. Puri, Mr. Renaud, Mr. Madrid, Mr. Meder and Mr. Samalapa serve as the Merrill Lynch nominees);

•	one director nominated by JAFCO, if requested (currently JAFCO has no nominees serving on the board of directors); and

•	three independent directors as defined under the Nasdaq Rules.

We and our subsidiaries have agreed to indemnify and hold harmless each member of our board of directors and each member of our subsidiaries’ board of directors to the fullest extent permitted under applicable law.

As a result of their shareholdings and related rights to representation on our board, Merrill Lynch and JAFCO may prevent us from taking certain actions as set forth in the shareholders’ agreement. See “Item 10—Additional Information—Articles of Incorporation and By-laws—Matters Requiring Shareholder Approval”. As of the date of this annual report, purchasers of our ADSs owned in the aggregate 30.29% of our share capital. You may not be in a position to exercise any significant control or influence over the business and affairs of our company or any of our subsidiaries. In addition, without the consent of Merrill Lynch and JAFCO, acting through directors nominated by them or through their vote as shareholders, no amendments to any of our organizational documents or those of our subsidiaries may be made nor may we sell all or part of our shares or material assets or those of our subsidiaries.

The Shareholders’ Agreement also prohibits us from taking any action that would cause taxable gain to be recognized by any partner of Merrill Lynch under Section 367 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, or under a gain recognition agreement filed by a partner of Merrill Lynch pursuant to U.S.

Treasury Regulation Section 1.367(a)-8. During the five year period following our 1999 reorganization, the sale, transfer, or disposition of our shares in, or a substantial portion of the assets of, our principal operating subsidiary, would cause a partner of Merrill Lynch to recognize gain under Section 367 of the Code, and under Treasury Regulation 1.367(a)-8, and is therefore prohibited under the Shareholders’ Agreement.

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

On June 14, 2004, JAFCO Investment (Asia Pacific), Ltd., acting as investment manager for NJI No. 2 Investment Fund, or NJI, requested that we file a registration statement covering the 1,955,741 shares held by NJI pursuant to NJI’s rights under the Registration Rights Agreement described in Item 7—“Major Shareholders and Related Party Transactions—Related Party Transactions.” The registration request was not ultimately pursued by JAFCO.

Additional Undertakings. We have agreed to comply with other covenants set forth in the shareholders’ agreement and the registration rights agreement. Among other things, we have agreed to indemnify, hold harmless against and pay on behalf of or reimburse any losses which Merrill Lynch or JAFCO may suffer or become subject to as a result of breaches by us of the agreements, misrepresentations by us, or causes of action arising out of or in connection with our operations.

The Merrill Lynch Exchangeable Notes

We issued to a Merrill Lynch affiliate exchangeable senior subordinated notes in July 2003 and June 2005, respectively.

July 2003 Note

In 2003, management approached our majority shareholder, Merrill Lynch, about a possible capital infusion. On June 25, 2003, our shareholders approved the transaction at a special meeting of our shareholders. The audit committee of our board of directors, comprised of three non-management, independent directors not affiliated with Merrill Lynch, negotiated and approved the terms of the note. On July 3, 2003, we issued to a Merrill Lynch affiliate a $4 million exchangeable senior subordinated note.

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

We are not permitted to prepay the note in whole or in part. Merrill Lynch may exchange the note at any time for our common shares at a price of $1.15 per share, for up to 3,478,261 of our common shares. The initial exchange price was $1.47 per share, which was reduced due to the fact that we did not meet certain performance targets for the third and fourth quarters of 2003 as provided for in the note. If at any time after July 3, 2006, our publicly-traded ADSs (i) trade at an average closing price of at least $3.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADSs for such period is equal to at least 33.33% of the number of shares into which the note is exchangeable, then we may notify Merrill Lynch that we desire to redeem the note.

The note is unsecured and subordinated in right of payment to our senior credit facility and any other permitted indebtedness which, pursuant to its terms, is senior in right of payment to the note.

Pursuant to the terms of the note and the issuance of the 2005 note at a net consideration price less than the current market price, Merrill Lynch’s equity stake in the Company, on an as exchanged basis, increased from approximately 53.7% to 64.0%, or an ownership of 10,911,367 shares out of fully diluted shares, on an as exchanged basis, of 17,059,268 shares. If interest on the exchangeable note is paid in the form of common shares, Merrill Lynch’s equity stake in us could further increase.

Under the term of the note, we may not take certain actions without the prior written consent of Merrill Lynch, including but not limited to:

•	enter into a merger or business combination with any other person or entity, including any joint venture arrangements;

•	enter into any transaction with any affiliate other than Merrill Lynch or its affiliates, except upon fair and reasonable terms;

•	sell or dispose of any of our or our subsidiaries’ material assets worth more than 5% of our book value;

•	declare or pay any dividend or make any distribution on or with respect to any of our capital stock;

•	purchase, redeem, or otherwise acquire any shares of our or our subsidiaries’ capital stock;

•	make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase or retirement, of certain of our indebtedness;

•	make certain investments;

•	create, incur or assume certain indebtedness.

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

June 2005 Note

In light of our need for cash resources, management approached our majority shareholder, Merrill Lynch, about a possible capital infusion. The Audit Committee of our Board of Directors, comprised of three non-management, independent directors not affiliated with Merrill Lynch, negotiated and approved the terms of the note. On June 2, 2005, our Board of Directors approved the transaction, and we issued to a Merrill Lynch affiliate a $7.0 million exchangeable senior subordinated note. No stockholder’ approval was secured for the June 2005 Note, consistent with Philippine Law and NASD Marketplace Rule 4350(a)(1), where Foreign Private Issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of Rule 4350.

The proceeds of the note will be used for the repayment of due and outstanding suppliers’ credits and capital expenditures payables, which cannot be paid out of current cash flows or from available lines of credit, and to partially finance capital expenditures of ours and our subsidiaries and affiliates. The note was issued by PSi Technologies, Inc., our principal operating subsidiary, and matures on June 1, 2009. The note accrues interest at a rate of 10% per annum, net of Philippine withholding tax, payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares.

We are not permitted to prepay the note in whole or in part. Merrill Lynch may exchange the note at any time for our common shares at a price of $1.00 per share, for up to 7,000,000 of our common shares. The number of shares for which Note is exchangeable, and consequently Merrill’s equity stake in the Company, is subject to further change under the following conditions:

1. if our EBITDA for the three-month period ending December 31, 2005 is less than $5.5 million, then the Note Exercise Price shall be reduced to $0.90 per share. Merrill Lynch’s stake in us, on an as exchanged basis would increase to 75.2% or by an additional 7,777,778 shares above the 17,059,268 shares on a fully diluted basis assuming the exchange of note to shares pursuant to the terms of the July 2003 note; and

2. if our EBITDA for the three-month period ending March 31, 2006 is less than $6.7 million, then the Note Exercise Price shall be reduced to (A) $0.80 per share, if the Note Exercise Price was reduced pursuant to clause (1) above and, (B) $0.90 per share, if the Note Exercise Price was not reduced pursuant to clause (1) above. If the Note Exercise Price were reduced to $0.80 per share, Merrill Lynch’s stake in us, on an as exchanged basis would increase to 76.2% or by an additional 8,750,000 shares above the 17,059,268 shares on a fully diluted basis assuming the exchange of note to shares pursuant to the terms of the July 2003 note.

If interest on the exchangeable note is paid in the form of common shares, Merrill Lynch’s equity stake in us could further increase.

If at any time three years after the issuance of the note, (i) our publicly-traded ADSs trade at an average closing price of at least $2.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADSs for such period is equal to at least 33.33% of the number of shares into which the note is exchangeable, then we may notify Merrill Lynch that we desire to redeem the note.

The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to Raiffeisen Zentralbank Osterreich AG (RZB-Austria) through a Revolving Facility Agreement dated September 24, 2002, KBC Bank N.V. through a Short-term Advances Credit Facility dated September 30, 2004 and LC/TR Credit Facility dated October 30, 2002, Metropolitan Bank and Trust Company through an Import LC/TR Credit Facility, Bank of Commerce through an Import LC/TR Credit Facility dated April 16, 2003 and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note.

Under the term of the note, we may not take certain actions without the prior written consent of Merrill Lynch, including but not limited to:

•	enter into a merger or business combination with any other person or entity, including any joint venture arrangements;

•	enter into any transaction with any affiliate other than Merrill Lynch or its affiliates, except upon fair and reasonable terms;

•	sell or dispose of any of our or our subsidiaries’ material assets worth more than 5% of our book value;

•	declare or pay any dividend or make any distribution on or with respect to any of our capital stock;

•	purchase, redeem, or otherwise acquire any shares of our or our subsidiaries’ capital stock;

•	make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase or retirement, of certain of our indebtedness;

•	make certain investments;

•	create, incur or assume certain indebtedness.

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

Agreement with William J. Meder through Firebird Consulting Group LLC

On August 9, 1999 we entered into a consulting agreement with William J. Meder through Firebird Consulting Group LLC, pursuant to which Mr. Meder acts as a consultant and advisor in connection with providing recommendations on operations excellence, growth investments particularly related to expansion into new countries, and conducts site analysis, at a fee equal to the lesser of (i) one thousand ($1,000) U.S. dollars per day or (ii) two hundred ($200) U.S. dollars per hour for the performance of responsibilities. The term of the consulting agreement is for a period of one (1) year, renewable annually by mutual agreement and may be terminated upon a 30-day prior written notice to the other party. On June 26, 2002, Mr. Meder was elected to the board of directors, and his consultancy agreement was concurrently amended, with the Company agreeing to guarantee Mr. Meder a minimum of three (3) days of consultancy work, in conjunction with each board meeting, in the following areas, among others: 1) the company’s M&A projects in China or in other overseas locations; 2) the formulation of our business strategies; 3) the conduct of performance reviews; and 4) the review of our manufacturing operations and package development initiatives. We also pay for all of Mr. Meder’s travel and hotel expenses while performing consultancy services. On January 15, 2004, Mr. Meder was appointed as the Executive Director of PSi Technologies Chengdu Co. Ltd. We paid Mr. Meder a total of $101,317 for these services in 2004.

Kanapathi Agreement

On September 13, 2004 we entered into a consulting agreement with K. Kanapathi, pursuant to which Mr. Kanapathi acts as a consultant and advisor in connection with providing recommendations to increase gross profit margin via the achievement of operational indices, at a fee equal to six hundred ($600) U.S. dollars per day. A performance bonus of $20,000 was to be provided if performance metrics (specifically gross profit margin of 11% was met by the fourth quarter of 2004 for our Taguig Facility, which was not met. The term of the consulting agreement commenced on September 13, 2004 and may be terminated upon a 30-day prior written notice to the other party. We paid Mr. Kanapathi a total of $19,178 for these services in 2004.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

1. Please refer to Item 18 for our consolidated financial statements.

2. Please refer to Item 18 for our comparative financial statements.

3.	Please refer to Item 18 for the independent auditors’ reports given by SyCip Gorres Velayo & Co. (A Member Practice of Ernst & Young Global) and Arthur Andersen & Co.

4. The last year of audited financial statements are not older than 15 months.

5. Not applicable.

6. We do not have any income derived from non-Philippine sources for the year ended December 31, 2004.

7. Legal Proceedings

IPO Litigation

In September 2001, two substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming as defendants, in the aggregate, PSi Technologies Holdings, Inc., certain of our current or former officers and directors, and certain underwriters of its IPO. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and all such actions have been included in a single coordinated proceeding. A consolidated amended complaint was filed on April 24, 2002. The amended complaint alleges, among other things, that the underwriters of our IPO violated the securities laws by failing to disclose certain alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in the offering’s registration statement and by engaging in manipulative practices to artificially inflate the price of our stock in the after-market subsequent to the IPO. The Company, together with certain of its officers and directors, and underwriters of the IPO are named in the amended complaint pursuant to Section 11 of the Securities Act of 1933, and Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 on the basis of an alleged failure to disclose the underwriters’ alleged compensation arrangements and manipulative practices. The complaint seeks unspecified damages. On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO Allocation Litigations, including the action involving the Company. On July 15, 2002, the Company, along with other non-underwriter defendants in the coordinated cases, also moved to dismiss the litigation. As a result of the judge’s decision on February 19, 2003 to grant, in part, the issuer defendants’ motion to dismiss, the Rule 10b-5 claims against the Company and its officers and directors named as defendants were dismissed, but Section 11 claims remain.

In July 2003, a committee of our Board of Directors conditionally approved a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of the Company and of the individual defendants for the conduct alleged to be wrongful in the amended complaint. The Company would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by our insurance carriers. The committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other issuer defendants in the proposed settlement, the consent of the Company’s insurers to the settlement, and the completion of acceptable final settlement documentation. In February 2005, the judge issued its opinion preliminarily approving the settlement subject to certain modifications. If the modifications agreed on by the parties are acceptable to the Court, notices will be given to all class members of the settlement, a “fairness” hearing will be held and if the Court determines that the settlement is fair to the class members, the settlement will be approved.

Manila Electric Company Litigation

On November 19, 2003, we filed an injunction complaint against Manila Electric Company (Meralco) to enjoin it from disconnecting its supply of electric service on account of a billing discrepancy in the amount of (Peso)21.2 million ($0.4 million) reckoned from April 1, 1998 to July 12, 2002. The billing discrepancy resulted from a defective meter installation by Meralco. Claiming negligence on the part of Meralco, we refused to pay the full amount and offered settlement of (Peso)2 million ($36,000). Meralco insisted on full payment, and we subsequently filed the complaint. On December 17, 2003, the court granted our application for the issuance of a writ of preliminary injunction and approved the injunction bond. Meralco has filed its answer to the complaint, along with a motion for reconsideration from the Order granting the injunction, which has been submitted for resolution. To date, the case is now pending pre-trial. We do not believe that the ultimate outcome of these proceedings will have a material adverse effect on our overall financial position or results of operations.

8. Dividend Policy

We have not paid dividends on our common shares for the past five years. We intend to retain any or all-future earnings for use in our business and we do not intend to pay dividends on our common shares. The declaration of payment and amount of dividends, if any, on outstanding common shares will be subject to the discretion of our board of directors. The declaration of any stock dividend must also be approved by the vote of shareholders representing at least two-thirds of our outstanding capital stock at a shareholders meeting called for that purpose. See “Item 10—Additional Information—Articles of Incorporation and By-laws—Matters Requiring Shareholder Approval.” Cash dividends, if any, will depend upon our future operations and earnings, set-off of accumulated losses, financial condition, cash requirements and availability and other factors as may be deemed relevant by our board of directors.

Holders of our common shares will be entitled to receive such dividends as determined by the board of directors according to the number of common shares held. Dividends may be paid only out of our distributable profits. See “Item 10—Additional Information—Articles of Incorporation and By-laws—Dividends.” The retained earnings of our principal operating subsidiary, PSi Technologies, Inc., are reflected as part of our retained earnings but may be declared as a dividend by us only when declared as a dividend by PSi Technologies, Inc. to us.

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

B. Significant Changes

ITEM 9 THE OFFER AND LISTING

A. Offer and Listing Details

The following table sets forth, for the period indicated, the high and low sale prices per ADS since trading on March 16, 2000, as furnished by The Nasdaq National Market and The Nasdaq SmallCap Market, or Nasdaq. The initial public offering price of our ADSs was $16.00 per ADS.

Annual high and low market prices

Year	High (date)	Low (date)
2000	$25.44 (on March 17)	$4.00 (on December 21)
2001	$10.25 (on May 8)	$3.87 (on September 20)
2002	$9.38 (on January 2)	$0.89 (on October 7)
2003	$3.66 (on November 3)	$0.97 (on April 22)
2004	$5.62 (on March 4)	$1.55 (on November 8)

Quarterly high and low market prices

Quarter	High (date)	Low (date)
Q1 2003	$1.71 (on February 7)	$1.00 (on March 31)
Q2 2003	$2.44 (on June 9 and 10)	$0.97 (on April 22)
Q3 2003	$2.50 (on July 8)	$1.35 (on August 7)
Q4 2003	$3.66 (on November 3)	$1.62 (on October 1)

Q1 2004	$5.62 (on March 4)	$1.94 (on January 2)
Q2 2004	$5.15 (on April 5)	$2.99 (on May 11)
Q3 2004	$3.51 (on July 12)	$1.80 (on August 16)
Q4 2004	$2.48 (on December 22)	$1.55 (on November 8)

Q1 2005	$2.07 (on January 3)	$1.06 (on March 23)

Monthly high and low market prices

Month	High (date)	Low (date)
January 2004	$4.20 (on January 16)	$1.94 (on January 2)
February 2004	$4.10 (on February 3)	$3.01 (on February 19)
March 2004	$5.62 (on March 4)	$3.36 (on March 1)
April 2004	$5.15 (on April 5)	$3.19 (on April 30)
May 2004	$3.69 (on May 28)	$2.99 (on May 11)
June 2004	$4.00 (on June 3)	$3.21 (on June 3)
July 2004	$3.51 (on July 12)	$2.16 (on July 30)
August 2004	$2.60 (on August 3)	$1.80 (on August 16)
September 2004	$2.72 (on September 2)	$1.86 (on September 21)
October 2004	$2.08 (on October 1)	$1.56 (on October 26)
November 2004	$2.11 (on November 23)	$1.55 (on November 8)
December 2004	$2.48 (on December 22)	$1.65 (on December 6)

B. Plan of Distribution

Not applicable.

C. Markets

Our shares are listed on the Nasdaq SmallCap Market. On March 9, 2005, we received a Nasdaq Staff Determination indicating that the Company failed to comply with the market value of publicly-held shares requirement for continued listing of the Company’s ADS in the Nasdaq National Market as set forth in Marketplace Rule 4450(a)(2), and that our ADSs would be delisted from The Nasdaq National Market at the opening of business on March 18, 2005. On March 16, 2005, we applied to transfer the trading of our ADSs to The Nasdaq SmallCap Market. The transfer was effected at the opening of business on March 29, 2005. The ADSs continue to be traded under the symbol “PSIT”.

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

Capital Structure

As of May 31, 2005, our authorized share capital consisted of 37,058,100 authorized common shares, with a par value of 1 2/3 Philippine pesos (PHP) per share. As of December 31, 2004, we had 13,289,525 common shares outstanding, a total subscribed capital of PHP 22,149,208 and additional paid-in capital of PHP 2,708,812,169. We have reserved a total of 741,162 common shares to be issued upon the exercise of options that may be granted pursuant to our stock option plan. See “Item 6—Directors, Senior Management and Employees—Share Ownership—PSi Stock Option Plan.”

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

A corporation may repurchase its own shares of stock, provided that it has unrestricted retained earnings to pay for the shares to be acquired or purchased, for legitimate corporate purpose or purposes. These purposes include, but are not limited to the following:

•	to eliminate fractional shares arising out of stock dividends;

•	to purchase shares of dissenting shareholders exercising their appraisal right; and

•	to collect or settle an indebtedness arising out of an unpaid subscription in a delinquent sale and to purchase delinquent shares sold during said sale.

The shares repurchased by the corporation become treasury shares which may again be sold for a reasonable price fixed by the board of directors. Shares do not have voting rights or dividend rights as long as they remain in the treasury.

Shares of stock which are offered to the public in the Philippines are required to be registered with the PSEC. The PSEC may deny registration of shares and refuse to issue a permit to sell shares if the registration statement for the shares is incomplete or inaccurate in any material respect or includes any untrue statement of material fact, or omits to state a material fact required to be stated in the registration statement or necessary to make the statements therein not misleading. The PSEC may also deny registration for the shares if the issuer corporation or any of its officers or directors are not qualified under the standards of the Securities Regulation Code or existing PSEC regulations.

Foreign Ownership Restrictions

We are not subject to any foreign equity ownership restrictions because we are not engaged in any business activity nor in possession of any asset that would attract the applicability of foreign ownership restrictions under Philippine law. Our foreign shareholders are not subject to any applicable limitations on voting their shares.

However, our affiliates, PSitech Realty Inc. and Pacsem Realty, Inc., being landholding companies, are subject to foreign ownership restrictions under the Philippine Constitution. The maximum foreign ownership percentage allowed for a landholding company is 40% of the company’s capital stock. PSi Technologies, Inc. currently holds 40% of the capital stock of each of PSitech Realty, Inc. and Pacsem Realty, Inc. because it is considered to be a non-Philippine national due to the beneficial ownership of Merrill Lynch Global Emerging Markets Partners, L.P. and JAFCO Investment (Asia Pacific) Ltd., acting as investment manager of NJI No. 2 Investment Fund. To qualify as a Philippine national, a corporation must be organized under Philippine law with at least 60% of its capital stock outstanding and entitled to vote being owned and held by citizens of the Philippines.

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

The Corporation Code allows Philippine corporations to provide for the exclusion of the right of pre-emption in its articles of incorporation. Our articles of incorporation provide that, unless the right of pre-emption is granted from time to time by the board of directors in its discretion, our shareholders do not have the pre-emptive right to purchase or subscribe to:

•	any unissued or reissued shares of any class;

•	any additional shares of any class to be issued by reason of any increase in our authorized capital stock; or

•	any securities convertible into any class of our shares.

In light of the Corporation Code and our articles of incorporation, the approval of our shareholders is not required with respect to the issuance of additional shares out of our un-issued authorized capital stock. Accordingly, unless otherwise provided under U.S. securities laws and regulations, our board of directors has the sole discretion to issue additional shares out of our unissued authorized capital stock.

General Meeting of Shareholders

The Corporation Code of the Philippines requires all Philippine corporations to hold an annual general meeting of shareholders for the principal purpose of electing directors. Our annual general meeting of shareholders is required by our by-laws to be held on any day in the month of June each year. To comply with the requirement to make the U.S. Securities and Exchange Commission Form 20-F filed by the Company available to its stockholders, the Board approved on April 21, 2004 the amendment of the Company’s by-laws to move the date of the annual general meeting from “any day in the month of June” to the “third Wednesday of August” subject to the approval of stockholders’ representing at least a majority of the outstanding capital stock of the Company at a stockholders’ meeting called for this purpose.

Voting

Each holder of our common shares is entitled to one vote per common share during shareholders’ meetings. However, in the election of directors, each shareholder is entitled to such number of votes as is equal to the product of the number of common shares owned by him and the number of directors to be elected. The shareholder may accumulate his or her votes in favor of one candidate or distribute these votes in such proportion and amount between as many of the candidates as the shareholder wishes. The election of directors may only be held at a meeting convened for that purpose at which shareholders representing a majority of our outstanding capital stock are present in person or by proxy. However, any vacancy on our board, other than by removal or expiration of term, may be filled by the majority of the remaining directors if still constituting a quorum.

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

The Corporation Code incorporates the common law principle that every director owes his company the duties of obedience, diligence and loyalty. These duties are illustrated through certain specific provisions of the Corporation Code, including the following:

•	A contract of the corporation with one or more of its directors is voidable at the option of such corporation unless all the following conditions are present: (1) that the presence of such director in the board meeting in which the contract was approved was not necessary to constitute a quorum for such meeting; (2) that the vote of such director was not necessary for the approval of the contract; and (3) that the contract is fair and reasonable under the circumstances. Where any of the first two conditions set forth above is absent, in the case of a contract with a director, such contract may be ratified by the vote of shareholders representing at least two-thirds of the outstanding capital stock in a meeting called for the purpose, provided that full disclosure of the adverse interest of the director involved is made at such meeting and provided that the contract is fair and reasonable under the circumstances;

•	Where a director, by virtue of his office acquires for himself a business opportunity which should belong to the corporation, thereby obtaining profits to the prejudice of such corporation, he must account to the latter for all such profits by refunding the same even if he risked his own funds in the venture, unless his act has been ratified by a vote of shareholders owning or representing at least two-thirds of the outstanding capital stock of the company; and

•	Directors who willfully and knowingly vote for or assent to patently unlawful acts of the corporation, or who are guilty of gross negligence or bad faith in directing the affairs of the corporation, or who acquire any personal or pecuniary interests in conflict with their duty as such directors shall be liable jointly and severally for all damages resulting therefrom suffered by the corporation, its shareholders and other persons. Where a director attempts to acquire or acquires, in violation of his duty, an interest adverse to the corporation in respect of any matter which has been entrusted to him, as to which principles of equity impose a duty to refrain from self-dealing, he shall be liable as a trustee for the corporation and must account for the profits which otherwise would have accrued to the corporation.

With respect to compensation of directors, our by-laws provide that directors may be reimbursed for expenses, if any, associated with the attendance of meetings of our board of directors and may be paid a fixed sum for such attendance.

Matters Requiring the Approval of Directors Selected by our Principal Shareholders

Our by-laws currently provide that, in respect of the following matters, no resolution shall be passed by the board of directors of our company unless approved affirmatively by directors selected by Merrill Lynch Global Emerging Markets Partners, L.P. and JAFCO Investment (Asia Pacific) Ltd., acting as investment manager of NJI No. 2 Investment Fund:

•	the amendment of the articles of incorporation and/or by-laws of our company or any of our subsidiaries;

•	the pledge, sale, transfer or disposition, in one or a series of transactions, of (1) any shares of our principal operating subsidiary, PSi Technologies, Inc. (2) more than 50% of the assets of PSi Technologies, Inc. (including, without limitation, shares of PSi Technologies, Inc.’s subsidiaries), or (3) any shares of our affiliate, PSitech Realty, Inc.;

•	any action that would cause gains to be recognized under Section 367 of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder (including, without limitation, under any gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8) by any partner of Merrill Lynch Global Emerging Markets Partners, L.P., upon and after the exchange by RFM Corporation, Merrill Lynch Global Emerging Markets Partners, L.P. and JAFCO Investment (Asia Pacific) Ltd., acting as investment manager of NJI No. 2 Investment Fund of their shares in our company for shares pursuant to the Deed of Assignment dated November 19, 1999; and

•	any action, directly or indirectly, in contemplation of any of the foregoing.

Matters Requiring Shareholder Approval

Some corporate acts may only be effected with the approval of our shareholders. Any amendment to our by-laws may only be effected with the approval of our shareholders representing at least a majority of our outstanding capital stock at a shareholders’ meeting convened for that purpose. The approval of our shareholders representing at least two-thirds of our outstanding capital stock is required for each of the following corporate actions:

•	any amendment to our articles of incorporation;

•	the removal of any director;

•	the ratification of contracts entered into by a director by virtue of his office under which contract the director acquired a business opportunity which should have belonged to the corporation;

•	the ratification of corporate contracts entered into by us with any of our directors if:

•	the presence of the director in the board meeting at which the contract was approved was necessary to constitute a quorum for such meeting; or

•	the vote of the director was necessary for the approval of the contract;

•	the sale, lease, exchange, mortgage, pledge or other disposition of all or substantially all of our assets;

•	the investment of funds in any other corporation or business or for any purpose other than the primary purpose for which we were organized. The failure to obtain shareholder approval in these instances would render the transaction void;

•	incurring, creating or increasing our bonded indebtedness;

•	the extension or shortening of our term of corporate existence, which currently expires on December 10, 2049;

•	the issuance of shares in exchange for property required for corporate purposes or in payment of a previously contracted debt;

•	the declaration of stock dividends;

•	the approval and amendment of any stock option plan;

•	the conclusion of management contracts with another corporation if/in the event:

•	the shareholders representing the same interest of both the managing and the managed corporation own or control more than one-third of the total outstanding capital stock entitled to vote of the managing corporation; or

•	where a majority of our board of directors of the managing corporation also constitutes a majority of the board of directors of the managed corporation;

•	the delegation to our board of directors of the power to amend or repeal the by-laws or to adopt new by-laws;

•	any plan or agreement of merger or consolidation with any corporation, including any amendment thereof; and

•	our voluntary dissolution.

Dividends

We may only pay dividends out of our unrestricted retained earnings. These represent our net accumulated earnings, with our capital unimpaired, which are not appropriated for any other purpose. We may pay dividends in cash, by the distribution of property, or by the issue of shares of stock. Dividends paid in the form of shares may only be paid with the approval of shareholders representing at least two thirds of our outstanding capital stock at a shareholders’ meeting called for such purpose. The Philippine Securities and Exchange Commission, or PSEC, has also ruled that even in the absence of unrestricted retained earnings, stock dividends may be declared out of additional paid-in-capital.

Our board of directors has the discretion to declare cash or property dividends. The issuance of property dividends must conform with the following conditions:

•	the property to be distributed as a dividend must consist of property that is no longer intended to be used in the operation of our business and practicable to be distributed as dividends;

•	the issuance of property dividends must not result in an inequitable distribution of property to the shareholders in terms of the book value and market value, if any, of the property distributed;

•	when the distribution of dividends is made where some shareholders will receive cash and the others will receive property, the prevailing market value of the property, as agreed upon by the shareholders, will be considered in determining the equitable distribution of the total dividends; and

•	the distribution of property dividends must be approved by the PSEC.

Corporations with surplus profits in excess of 100% of their paid-up capital are required to declare and distribute those profits as dividends, except:

•	when retaining the profits is justified by definite corporate expansion projects or programs approved by the board of directors;

•	when the consent of creditors is required under any loan agreement and the consent has not been secured; or

•	when it can be clearly shown that retaining the profits is necessary under the special circumstances of the corporation, as when special reserves are required for probable contingent liabilities.

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

A shareholder has a right to dissent and demand payment of the fair value of his shares in any of the following instances:

•	any amendment to our articles of incorporation which has the effect of changing or restricting rights attached to his shares or of authorizing preferences superior to those of outstanding shares of any class, or of extending or shortening the term of corporate existence;

•	the sale, lease, mortgage, pledge or other disposition of all or substantially all of our assets;

•	the investment of corporate funds for purposes other than to accomplish our primary purpose or investment in another corporation or business except when the investment is reasonably necessary to accomplish our primary purpose; and

•	our merger or consolidation with another corporation.

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

Accounting and Auditing

Philippine corporations are required to file copies of their annual financial statements (on consolidated and parent company bases and for each subsidiary, as applicable) with the PSEC, which are required to be stated in Philippine currency. Shareholders are entitled to request from the PSEC or from us copies of our most recent financial statements which must include balance sheets, statements of income, cash flows and changes in stockholder equity for the two most recent comparative audited periods.

Transfer Agent

We have appointed The Bank of New York as the transfer agent and registrar for the common shares underlying our ADSs.

C. Material Contracts

Except as set forth below, we are not currently, and have not been in the last two years, a party to any material contracts, other than contracts entered into in the ordinary course of our business:

Contract	Summary
Investment Cooperation Agreement with the Chengdu Hi-Tech Zone

Signed on December 7, 2003 between PSi Technologies, Inc. and the Chengdu Hi-Tech Zone (CDHT). Following are significant terms of the Investment Cooperation Agreement:

•      Lease of two 2,592 square meter pre-fabricated factories in the Sichuan Chengdu Export Processing Zone for a three year period with an option to purchase at the end of the lease term;

•      Lease of two 17,500 square meter adjacent parcels of land in the Sichuan Chengdu Export Processing Zone for a three year period with an option to purchase at the end of the lease term;

•      Investment and tax incentives provided by the CDHT and Chengdu government to PSi.

Exchangeable Senior Subordinated Notes issued to Merrill Lynch	See Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—The Merrill Lynch Exchangeable Notes for a summary of terms.

D. Exchange Controls

Under current regulations of the Bangko Sentral ng Pilipinas, an investment in Philippine securities must be registered with the Bangko Sentral ng Pilipinas if the foreign exchange needed to service the repatriation of capital and the remittance of dividends, profits and earnings which accrue thereon is to be sourced from the banking system.

In the case of Philippine securities not listed with the Philippine Stock Exchange such as our common shares held by the depositary bank, The Bank of New York, the application for registration must be filed by the investor or its representative directly with the Bangko Sentral ng Pilipinas. Applications for registration of such investments must be accompanied by (i) credit advice or bank certification showing the amount of foreign currency inwardly remitted, and (ii) sworn certification of the officer of the investee firm concerned attesting to the number of shares and amount paid for the investment. Upon submission of the required documents, the Bangko Sentral ng Pilipinas will issue a Bangko Sentral Registration Document, or BSRD. On October 9, 2000, the Bangko Sentral ng Pilipinas issued a BSRD in relation to The Bank of New York’s investment, as Depositary Bank, in our shares.

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

The foregoing is subject to the Bangko Sentral ng Pilipinas’ power, with the approval of the President of the Philippines, to restrict the availability of foreign exchange (1) during an exchange crisis when the international reserve of the Bangko Sentral ng Pilipinas falls to levels which it considers inadequate to meet the prospective net demands on the Bangko Sentral ng Pilipinas for foreign currencies, (2) whenever the international reserve appears to be in imminent danger of falling to such a level or (3) whenever the international reserve is falling as a result of payments or remittances abroad which, in the opinion of the Bangko Sentral ng Pilipinas, is contrary to the national welfare. Furthermore, we cannot assure you that current Bangko Sentral ng Pilipinas regulations will not be made more restrictive.

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

Taxation of Dividends. Under the NIRC, dividends paid by a Philippine corporation to non-resident alien individuals that are not engaged in trade or business in the Philippines are subject to withholding tax at the rate of 25%. Dividends paid to non-resident alien individuals that are engaged in trade or business in the Philippines are subject to withholding tax at the rate of 20%. Dividends paid by a Philippine corporation to non-resident non-Philippine corporations are subject to withholding tax at the rate of 35%. A non-Philippine corporation is a Philippine resident only if it engages in trade or business in the Philippines. The 35% rate for dividends paid to a non-resident non-Philippine corporation may be reduced to a special 15% rate if (1) the country in which the non-resident non-Philippine corporation is domiciled imposes no taxes on foreign source dividends (this condition is not satisfied in the case of corporations domiciled in the United States) or (2) the non-resident non-Philippine corporation is entitled to a credit against the tax due from such nonresident non-Philippine corporation for taxes deemed to have been paid in the Philippines in an amount equivalent to at least 20% of the dividends. This second condition may be difficult to satisfy in the case of a corporation domiciled in the United States if the corporation owns less than 10% of our voting stock.

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

Estate and Donor’s Taxes. The Philippines imposes estate taxes upon the transfer of the net estate of every decedent holding shares in a Philippine corporation, whether the decedent is a resident or nonresident of the Philippines. The schedule of rates of estate taxes ranges from 5% to 20% if the net estate is over PHP 200,000.

The Philippines also imposes a donor’s tax on the basis of the total net gifts made during a calendar year. Individual and corporate registered holders, whether residents or non-residents of the Philippines, who transfer shares by way of gift or donation will be liable for Philippine donor’s tax on those transfers at a flat rate of 30%. However, net gifts during the year exceeding PHP 100,000 made by an individual to a brother, sister, spouse, ancestor, lineal descendant or blood relative not more remote than first cousins, granduncles, grandaunts, grandnieces or grandnephews are subject to Philippine donor’s tax at progressive rates ranging from 2% to 15%. Net gifts during the year not exceeding PHP 100,000 made by an individual to the same persons are not subject to donor’s tax.

Shares of a deceased shareholder or shares that have been donated may not be transferred on the books of a Philippine corporation without a certificate from the Commissioner of Internal Revenue or his authorized representative that the corresponding estate or donor’s taxes have been paid. In the case of ADSs, however, there is no corresponding requirement unless a transfer of the ADSs would also entail a change in the registration of the underlying common shares.

Estate and donor’s taxes will not be collected on intangible personal property if the decedent at the time of his death or the donor at the time of the donation was a citizen and resident of a foreign country which at the time of his death or donation did not impose a transfer tax of any character, in respect of intangible personal property of citizens of the Philippines not residing in that foreign country. In addition, neither tax will be imposed if the laws of the foreign country of which the decedent or donor was a citizen and resident at the time of his death or donation allow a similar exemption from transfer or death taxes in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

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

This summary is limited to investors who hold the ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not purport to deal with investors in special tax situations, such as:

•	financial institutions;

•	tax exempt organizations;

•	insurance companies;

•	regulated investment companies;

•	dealers in securities or currencies;

•	persons holding ADSs as a hedge against currency risks or as a position in a straddle, conversion transaction, or constructive sale transaction for tax purposes;

•	persons that own (directly or by attribution) 10% or more of any class of our stock, or persons that own (directly or by attribution) interests in entities that are domestic partnerships (within the meaning of Section 7701(a) of the Code) that own (directly or by attribution) 10% or more of any class of our stock; or

•	persons whose functional currency, as defined in Section 985 of the Code, is not the U.S. dollar.

The summary does not include any description of the tax laws of any state, local or foreign governments that may be applicable to the ADSs. Persons who are holders of ADSs for U.S. federal income tax purposes will be treated as the owners of the common shares represented by those ADSs.

As used in this section, the term U.S. holder means a beneficial owner of ADSs who or which is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust.

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

Distributions. Distributions on ADSs, including the amount of any Philippine taxes withheld from the distributions to U.S. holders, are included by the U.S. holders in gross income as a taxable dividend to the extent the distribution is paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our current or accumulated earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. holder’s basis in the ADSs and then as gain from the sale or exchange of a capital asset. Dividends received by individual U.S. holders will qualify for a preferential 15% U.S. federal income tax rate. Dividends paid by us will not be eligible for dividends received deduction. Dividends paid in Philippine pesos, including the amount of any Philippine taxes withheld from the dividends, will be included in the income of a U.S. holder in the U.S. dollar amount based on the exchange rate at the time of the receipt by the depositary, whether or not the dividends have been converted into U.S. dollars. Any gain or loss from a subsequent exchange of Philippine pesos by a U.S. holder generally will be ordinary income or loss from sources within the United States.

Foreign Tax Credit. Any dividends paid by us to a U.S. holder of our ADSs generally will be treated as foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set out in the Code, a U.S. holder may elect to claim a foreign tax credit against its U.S. federal income tax liability for Philippine income tax withheld from dividends received in respect of ADSs. U.S. holders who do not elect to claim a foreign tax credit may instead claim a deduction for Philippine income tax withheld, but only for a year in which the U.S. holder elects to claim the deduction, instead of claiming the credit, which election must be made with respect to all foreign income taxes. Generally, a foreign tax credit may not be claimed if it is derived from withholding taxes imposed on short-term or hedged positions in securities or on arrangements where a U.S. holder’s expected economic profit, after non-U.S. taxes is insubstantial. The rules relating to the determination of the foreign tax credit are complex, and each prospective purchaser who would be a U.S. holder should consult its own tax advisor to determine whether and to what extent such purchaser would be entitled to a foreign tax credit.

For purposes of calculating a U.S. holder’s foreign tax credit limitation, dividends paid by us generally will be treated as passive income.

Dispositions of ADSs. Gain or loss realized by a U.S. holder on the sale or other disposition of the ADSs generally will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ADSs and the amount realized on the disposition. The capital gain or loss will generally be long-term capital gain or loss if the U.S. holder has held the ADSs for more than one year at the time of the sale or exchange. In the case of an individual U.S. holder, long-term capital gain will be subject to U.S. federal income tax at a maximum rate of 15%. Gain or loss realized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Information Reporting and Backup Withholding. Payments that relate to the ADSs that are made in the United States or by a U.S.-related financial intermediary will be subject to information reporting. Information reporting will require each paying agent making payments, which relate to an ADS, to provide the IRS with information, including the beneficial owner’s name, address, taxpayer identification number, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply to all beneficial owners. Specifically, corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts are all excluded from reporting requirements.

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

This backup withholding tax is not an additional tax and may be credited against the beneficial owner’s U.S. federal income tax liability if the required information is furnished to the IRS. Non-U.S. holders generally are not subject to information reporting or backup withholding, but may be required to provide certification of their non-U.S. status in connection with payments received within the United States or through U.S.-related financial intermediaries. Prospective investors are advised to consult their own tax advisors as to the applicability of the backup withholding rules to their acquisition, ownership and disposition of the ADSs.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, or the Exchange Act, applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the Commission. Specifically, we are required to file this annual report on Form 20-F within six months after the close of our fiscal year which is December 31st. You may inspect copies of our registration statement, its accompanying exhibits, and any other document we file with the Commission, without charge. You also may copy or obtain any of these documents at prescribed rates at the public reference facilities maintained by the Commission at the following locations:

•	Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

•	The Woolworth Building, 233 Broadway, New York, New York 10279; and

•	Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

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

I. Subsidiary Information

For more information on our subsidiaries, see “Item 4—Information on Our Company—Organizational Structure”.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, in the past our company has utilized derivative financial instruments, the application of which was primarily for hedging purposes and not for speculative purposes. We do not currently have any interest in any derivative financial instruments or hedging transactions.

Interest Rate Risk

Our exposure to market risk associated with changes in interest rates relates primarily to debt obligations which we may incur in the future. For the years ended December 31, 2003 and 2004, our interest-bearing debt obligations are made up primarily of short-term loans, trust receipts payable and the Merrill Lynch exchangeable note issued in July 2003. The imputed interest in our long-term liability to a customer is fixed. The interest on the 2003 Merrill Lynch exchangeable note is fixed. Our policy is to manage interest rate risk by borrowing a combination of fixed and floating rate obligations based upon market conditions. In 2004, we did not engage in any freestanding derivative transactions nor did we have any outstanding derivative contracts.

Foreign Currency Risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the Philippine peso, the Japanese yen, the European euro, the Chinese renminbi and the U.S. dollar, our functional currency. For the year ended December 31, 2003, up to 99.99% of our revenue was denominated in U.S. dollars, and as a result, we had less foreign currency exchange risk. For the year ended December 31, 2003, approximately 24% of our cost of sales was incurred in Philippine pesos, with 64% incurred in U.S. dollars, and the balance in Japanese Yen and Euro. For the year ended December 31, 2004, up to 99.6% of our revenue was denominated in U.S. dollars. For the year ended December 31, 2004, approximately 24.1% of our cost of sales was incurred in Philippine pesos, with 0.3% incurred in Chinese renminbi, 64.2% incurred in U.S. dollars, and the balance in Japanese Yen and Euro. Based on our overall currency rate exposure at December 31, 2004, a near-term 5% appreciation or depreciation in the value of the U.S. dollar would not have a significant effect on our financial position, results of operations and cash flows over the next fiscal year. There can be no assurance, however, that there will not be a material impact further in the future.

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

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

We recognize that the Company has insufficient personnel in the corporate accounting department with sufficient knowledge and experience of U.S. GAAP accounting principles. We considered these conditions to be a material weakness (as defined under standards established by the American Institute of Certified Public Accountants) in internal controls in preparing financial statements on a U.S. GAAP basis for the year ended December 31, 2004 and that this weakness required the Company to perform a large amount of additional work in its financial statement close process to ensure the accuracy of its U.S. GAAP financial statements for the year ended December 31, 2004. SGV provided an unqualified opinion on the Company’s consolidated financial statements for the year ended December 31, 2004.

In response to the foregoing matters, our senior management as discussed with the Audit Committee has directed that we dedicate resources and take steps to strengthen control processes and procedures in order to facilitate the preparation of our US GAAP financial statements and minimize, if not eliminate, any adjusting entries identified in the course of the audit of our external auditors. These steps include, among others, the (1) enhancement of all finance-related policies and procedures covering U.S. GAAP financial reporting, (2) the improvement of standard documentation requirements for the assessment of critical, significant and judgmental accounting areas; and (3) improvement of U.S. GAAP understanding across all our business units through intensive and continuing U.S. GAAP training and proactive consultations of experts on certain technical U.S. GAAP matters as they relate to our business, which is being planned and scheduled sometime third quarter of 2005. In addition, we will be reorganizing our Financial Reporting and Control Sector to effectively include an Accounting Standards and Research Division to take on the responsibility of certain technical reporting requirements and regulatory changes including alignment to newly issued accounting standards.

Based on this evaluation and subject to the full implementation of the steps discussed above, our chief executive officer and principal financial officer concluded that as of the evaluation date, our disclosure controls and procedures were effective to ensure that material information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. SEC.

Other than as discussed above, there were no significant changes in our internal controls that have materially affected or could materially affect internal controls or financial reporting subsequent to the date of their most recent evaluation.

ITEM 16 RESERVED

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Ramon R. del Rosario, Jr. qualifies as an audit committee financial expert serving on our audit committee.

ITEM 16B CODE OF ETHICS

In April 2004, the Company adopted a Code of Ethics that applies to the company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of this code of ethics is available on the Company’s web site at www.psitechnologies.com/psi2/codeofethics.pdf.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

SyCip Gorres Velayo & Co. (which we refer to as SGV), a member practice of Ernst &Young Global, has served as our independent public accountants for the years ended December 31, 2003 and December 31, 2004. The following table summarizes the aggregate fees for professional audit services and other services rendered by SGV and Ernst & Young in the past two years. (2004 figures—still for confirmation)

	2003	2004
Audit Fees	$150,000	$150,000
Audit-Related Fees	5,000	5,000
Tax /PEZA Processing Fees	39,520	55,026
All Other Fees	4,158	—

Total	$198,678	$210,026

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

Audit-Related Fees. Audit-related fees are generally fees billed for services that are closely related to the performance of the audit or review of financial statements. The Audit-Related Fees for 2004 is an estimate.

Tax Fees. Tax fees are fees for professional services rendered by the principal independent auditors related to international and domestic tax compliance, tax advice and tax planning for our China initiative.

All Other Fees. All other fees consist primarily of fees for internal audit services. This service was terminated upon the ratification of the Sarbanes-Oxley Act.

Audit Committee Pre-Approval Policy

The Company’s audit committee is required to pre-approve all audit and non-audit services rendered by and approve the engagement fees and other compensation to be paid to the independent accountant and its affiliates. When deciding whether to approve these items, our audit committee will take into account whether the provision of any non-audit service is compatible with the independence standards under the guidelines of the SEC and of the Independence Standards Board. To assist in this undertaking, the audit committee shall require the independent accountant to submit a report describing all relationships the independent accountant has with the Company and relevant third parties to determine the independent accountant’s independence.

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

PART III

ITEM 17 CONSOLIDATED FINANCIAL STATEMENTS

Please see Item 18.

ITEM 18 CONSOLIDATED FINANCIAL STATEMENTS

ITEM 19 EXHIBITS

Exhibit Number	Description
1.1	Articles of incorporation of our company (incorporated herein by reference to Exhibits 3.1 and 3.2 to our registration statement on Form F-1, as amended (Registration Statement No. 333-9110)).

2.1	Registration rights agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 3 to our filing on Schedule 13D dated May 29, 2001).

3.1	Shareholders’ agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 2 to our filing on Schedule 13D dated May 29, 2001).

4.1	Share purchase agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 1 to our filing on Schedule 13D dated May 29, 2001).

4.2	$4,000,000 Exchangeable Senior Subordinated Note issued by PSi Technologies, Inc. to Merrill Lynch Global Emerging Markets Partners, L.P., dated July 3, 2003.

4.3	Investment Cooperation Agreement with the Chengdu Hi-Tech Zone, dated December 7, 2003.

4.4	Lease Contract with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., dated January 19, 2004

4.5	Non-compete Agreement with Arthur J. Young, Jr., dated November 4, 1997

4.6	Lease dated February 1, 2003 between PSi Technologies, Inc. and Food Terminal Incorporate.

4.7	Supplemental Agreement dated November, 1999 between PSi Technologies, Laguna, Inc. and RBF Development Corporation.

4.8	Consulting Agreement dated August 9, 1999 between PSi Technologies Holdings, Inc. and Firebird Consulting Group LLC

4.9	Letter of Appointment of William J. Meder dated June 26, 2002

4.10	Consulting Agreement dated September 13, 2004 between PSi Technologies Holdings, Inc. and K. Kanapathi
4.11	$7,000,000 Exchangeable Senior Subordinated Note issued by PSi Technologies, Inc. to Merrill Lynch Global Emerging Markets Partners, LLC.

8.1	Significant subsidiaries (please see “Item 4—Information on Our Company—Organizational Structure” of this Form 20-F).

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PSi Technologies Holdings, Inc.

/s/ ARTHUR J. YOUNG, JR.
Name:	Arthur J. Young, Jr.
Title:	President & Chief Executive Officer

Date: July 15, 2005

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2004 and 2003

and Years Ended December 31, 2004, 2003 and 2002

and

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Stockholders and the Board of Directors of

PSi Technologies Holdings, Inc.

We have audited the accompanying consolidated balance sheets of PSi Technologies Holdings, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, expressed in U.S. dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PSi Technologies Holdings, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with United States generally accepted accounting principles.

/s/ SyCip Gorres Velayo & Co

A member practice of Ernst & Young Global

Makati City, Philippines

July 13, 2005

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31
	2004	2003
ASSETS

Current Assets
Cash (Notes 3, 4, 10 and 23)	$2,152,942	$935,792
Trade and other receivables—net (Notes 4 and 10)	10,928,435	11,371,907
Advances to officers (Note 21)	4,488	5,500
Inventories—net (Note 5)	8,292,326	5,868,621
Other current assets—net (Notes 6 and 17)	426,726	1,779,705

Total Current Assets	21,804,917	19,961,525

Noncurrent Assets
Investment and advances (Note 7)	143,609	143,343
Property, plant and equipment—net (Notes 8, 9, 12 and 13)	65,468,721	68,408,783
Other noncurrent assets—net (Notes 9 and 17)	1,271,504	1,078,098

Total Noncurrent Assets	66,883,834	69,630,224

	$88,688,751	$89,591,749

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Loans payable (Notes 8, 10 and 23)	$11,800,000	$8,600,000
Trade and other payables (Notes 11 and 19)	29,435,731	19,427,382
Trust receipts payable (Notes 5, 8 and 23)	3,237,411	2,348,943
Current portion of long-term liability due to a customer (Notes 13 and 23)	709,947	1,630,604
Current portion of obligations under capital lease (Notes 8 and 12)	460,674	135,403
Income tax payable	1,947	5,859

Total Current Liabilities	45,645,710	32,148,191

Noncurrent Liabilities
Exchangeable note (Notes 14 and 23)	1,524,782	908,092
Long-term liability due to a customer—net of current portion (Notes 13 and 23)	—	741,793
Obligations under capital lease—net of current portion (Notes 8 and 12)	—	17,163
Contingent liabilities (Note 27)	—	—

Total Noncurrent Liabilities	1,524,782	1,667,048

Minority Interest	—	179,493

Stockholders’ Equity (Notes 1,14,15 and 20)
Capital stock—Philippine peso 1-2/3 par value
Authorized—37,058,100 shares
Issued and outstanding—13,289,525 shares	590,818	590,818
Additional paid-in capital	71,861,359	71,208,152
Deficit	(30,933,918)	(16,201,953)

Total Stockholders’ Equity	41,518,259	55,597,017

	$88,688,751	$89,591,749

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31
	2004	2003	2002
REVENUES (Notes 1 and 23)	$79,138,898	$76,932,587	$70,537,046

COST OF SALES (Notes 8, 19, 20 and 22)	79,089,998	75,172,428	68,534,705

GROSS PROFIT	48,900	1,760,159	2,002,341

OPERATING EXPENSES
General and administrative (Notes 8, 19, 20 and 22)	9,177,753	7,086,307	6,225,935
Special charges (Notes 5, 8 and 16)	1,263,132	12,895,769	—
Selling and marketing	791,696	762,071	1,146,760
Research and development	1,008,075	722,857	1,253,242

Total Operating Expenses	12,240,656	21,467,004	8,625,937

LOSS FROM OPERATIONS	12,191,756	19,706,845	6,623,596

OTHER INCOME (EXPENSES)
Interest and bank charges (Notes 10, 12, 13 and 14)	(2,152,911)	(1,346,692)	(482,837)
Foreign exchange gains (losses)—net	(304,956)	(243,218)	29,253
Interest income	13,776	132,886	82,319
Lease income	92,560	—	—
Gain (loss) on disposal of property and equipment	757	(1,482)	38,741
Equity in net loss of an investee (Note 7)	(160)	(112)	(87)
Net Other Expenses	(2,350,934)	(1,458,618)	(332,611)

LOSS BEFORE INCOME TAX	14,542,690	21,165,463	6,956,207

PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 17)
Current	1,947	5,859	—
Deferred	366,821	(178,640)	9,680

Total Provision for (Benefit from) Income Tax	368,768	(172,781)	9,680

LOSS BEFORE MINORITY INTEREST	14,911,458	20,992,682	6,965,887
MINORITY INTEREST	179,493	(10,840)	47,805

NET LOSS (Note 26)	$14,731,965	$21,003,522	$6,918,082

Weighted Average Number of Common Shares Outstanding (Note 26)	13,289,525	13,289,525	13,289,525

Basic and Diluted Earnings Per Common Share (Note 26)	$(1.11)	$(1.58)	$(0.52)

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Years Ended December 31
	2004	2003	2002
CAPITAL STOCK (Notes 1 and 14)
Common shares—Philippine peso 1 2/3 par value Authorized—37,058,100 common shares
Issued and outstanding—13,289,525 common shares	$590,818	$590,818	$590,818

ADDITIONAL PAID-IN CAPITAL (Notes 1, 14 and 20)
Balance, beginning of year	71,208,152	68,084,772	67,887,441
Stock compensation costs	653,207	235,110	197,331
Beneficial conversion option	—	2,888,270	—
Balance, end of year	71,861,359	71,208,152	68,084,772

OTHER COMPREHENSIVE INCOME
Balance, beginning of year	—	—	38,931
Minimum pension liability adjustment	—	—	(38,931)

Balance, end of year	—	—	—

RETAINED EARNINGS (DEFICIT) (Note 15)
Balance, beginning of year	(16,201,953)	4,801,569	11,719,651
Net loss	(14,731,965)	(21,003,522)	(6,918,082)

Balance, end of year	(30,933,918)	(16,201,953)	4,801,569

Total Stockholders’ Equity	$41,518,259	$55,597,017	$73,477,159

COMPREHENSIVE LOSS
Net loss	$(14,731,965)	$(21,003,522)	$(6,918,082)
Minimum pension liability adjustment	—	—	(38,931)

Total Comprehensive Loss	$(14,731,965)	$(21,003,522)	$(6,957,013)

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(14,731,965)	$(21,003,522)	$(6,918,082)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	16,965,334	15,500,325	13,839,161
Impairment losses	1,263,132	11,367,649	146,965
Stock compensation costs—APIC	653,207	235,110	197,331
Amortization of debt issuance costs and discount	633,389	158,265	—
Unrealized foreign exchange losses	100,578	56,187	52,458
Loss (gain) on disposal of property and equipment	(757)	1,482	(38,741)
Provisions for (benefit from):
Deferred income tax	366,821	(178,640)	9,680
Retirement expense	356,270	335,121	203,034
Unrecoverable input taxes	128,516	—	108,000
Inventory obsolescence	—	881,236	—
Doubtful accounts	—	6,325	—
Write-off of inventories and deposit	—	646,884	—
Write-off of unrecoverable TCCs and input taxes	101,585	6,376	21,871
Minority interest	(179,493)	10,840	(47,805)
Equity in net losses of an investee	160	112	87
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	441,323	2,413,083	(3,898,764)
Advances to officers	1,012	37,413	130,251
Inventories	(2,423,705)	1,199,315	(1,170,674)
Other current assets	1,099,468	557,804	(435,677)
Increase (decrease) in:
Trade and other payables	3,268,728	(11,248,652)	(665,559)
Income tax payable	(3,912)	5,859	—

Net cash provided by operating activities	8,039,691	988,572	1,533,536

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(8,320,472)	(6,169,586)	(7,459,864)
Proceeds from sale of property and equipment	1,255	54,633	214,595
Decrease (increase) in:
Other noncurrent assets	(726,437)	413,374	1,375,367
Investment and advances	(426)	(154)	—

Net cash used in investing activities	(9,046,080)	(5,701,733)	(5,869,902)

(Forward)

	Years Ended December 31
	2004	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availments of:
Loans payable	$4,500,000	$4,400,000	$5,476,653
Exchangeable note	—	4,000,000	—
Net proceeds from (payments of) trust receipts payable	888,468	(1,319,791)	2,588,519
Payments of:
Loans payable	(1,300,000)	(2,300,000)	(3,176,653)
Exchangeable note issuance costs	—	(490,546)	—
Liability due to a customer	(1,662,450)	(200,000)	(534,111)
Obligations under capital lease	(202,314)	(139,962)	(102,246)

Net cash provided by financing activities	2,223,704	3,949,701	4,252,162

EFFECT OF FOREIGN EXCHANGE RATE CHANGES IN CASH	(165)	(1,320)	(7,245)

NET INCREASE (DECREASE) IN CASH	1,217,150	(764,780)	(91,449)
CASH AT BEGINNING OF YEAR	935,792	1,700,572	1,792,021

CASH AT END OF YEAR	$2,152,942	$935,792	$1,700,572

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired on account under accounts payable	$6,185,099	$3,967,002	$10,806,346
Equipment acquired under capital lease arrangement	510,422	40,892	87,547
Deferred license fee	100,000	—	—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$1,607,159	$552,870	$353,236
Income tax	3,912	—	—

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

1. Corporate Information

Nature of Business

PSi Technologies Holdings, Inc. (PSi Holdings) is the holding company of the following entities: PSi Technologies, Inc. (PSi Technologies), PSi Technologies Laguna, Inc. (PSi Laguna), Pacsem Technologies Inc. (Pacsem), PSi Technologies China Holdings Co., Ltd. (PSi Mauritius) and PSi Technologies Chengdu Company Limited (PSi Chengdu), all wholly-owned subsidiaries, and Pacsem Realty, Inc. (Pacsem Realty, see Note 2), collectively herein referred to as “the Company” or “the PSi Companies.” Through its operating entities, namely, PSi Technologies, PSi Laguna and PSi Chengdu, PSi Holdings provides semiconductor assembly and test services primarily for power applications. It is also engaged in semiconductor packaging and test services for non-power applications, including plastics and hermetics. Approximately 95%, 94% and 89% of the Company’s consolidated revenues in 2004, 2003 and 2002, respectively, relate to power packages.

The PSi Companies are interdependent companies involved in related businesses. PSi Holdings was incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission (SEC) on December 10, 1999 as part of a reorganization to facilitate its equity offering. On November 19, 1999, to organize PSi Holdings, the then principal shareholders of PSi Technologies transferred to PSi Holdings all their PSi Technologies common and preferred shares (except for nominee director qualifying shares) in exchange for 15,440,876 PSi Holdings common shares. The proportionate ownership amongst shareholders remained identical. The creation of PSi Holdings and the issuance of shares to the existing shareholders of PSi Technologies are collectively referred to as the “Reorganization.”

The Reorganization described in the foregoing paragraph was accounted for at historical cost in a manner similar to a pooling of interests as it represents an exchange of equity interests between companies under common control. The Reorganization was reflected in the books of PSi Holdings as if the Reorganization occurred at the beginning of calendar year 1999.

The Reorganization entailed the following:

•	Exchange by the principal shareholders of PSi Technologies of all their existing common and preferred shares in PSi Technologies for original common shares of PSi Holdings pursuant to a deed of assignment (with the exception of nominee director qualifying shares) executed among the parties on November 19,1999 at a ratio of one PSi Holdings share for every 25 diluted PSi Technologies shares held; and,

•	Recognition of the difference between the par value of PSi Holdings shares issued and the net assets of PSi Technologies at the date of exchange as additional paid-in capital.

On March 15, 2000, PSi Holdings offered to the public 4,025,000 American Depositary Shares (ADSs) at $16 per ADS representing its 4,025,000 common shares. The ADSs have been approved for quotation on the Nasdaq National Market. On March 9, 2005, PSi Holdings received a NASDAQ Staff Determination indicating that PSi Holdings failed to comply with the market value of publicly held shares requirement for continued listing set forth in Marketplace Rule 4450 (a) (2) and its ADSs will be delisted from the Nasdaq National Market at the opening of business on March 18, 2005. On March 16, 2005, PSi Holdings applied to transfer the trading of its ADSs to the Nasdaq Small Capital Market. The transfer was effected at the opening of business on March 29, 2005.

On November 3, 2003, PSi Technologies and PSi Laguna jointly incorporated PSi Technologies China Holdings Co., Limited (PSi Hong Kong), a Hong Kong registered company, for the establishment of a Joint

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

Venture Company with Tak Cheong Electronics (Holdings) Co. Ltd. (Tak Cheong). Discussions with Tak Cheong were later terminated due to the parties’ inability to enter into a definitive joint venture agreement. Consequently, the respective Boards of Directors of PSi Technologies and PSi Laguna authorized the deregistration of PSi Hong Kong, which had never commenced business subsequent to its incorporation, from the Companies Registry of Hong Kong. On April 15, 2005, PSi Hong Kong has been deregistered by the Companies Registry of Hong Kong pursuant to Section 291AA(9) of the Companies Ordinance, by notice published on April 15, 2005 under Gazette Notice No. 1750.

On December 7, 2003, PSi Technologies entered into an Investment Agreement with the Management Committee of the Chengdu Hi-Tech Zone (CHTZ), a government entity of Chengdu City, Sichuan Province, People’s Republic of China (PROC). The Investment Agreement specifies the location contracted by and government support provided to PSi Technologies. On December 22, 2003, PSi Technologies incorporated PSi Mauritius in the Republic of Mauritius as a wholly owned subsidiary of PSi Technologies. On January 15, 2004, PSi Mauritius incorporated PSi Chengdu, an assembly and test facility in Chengdu City, Sichuan Province, PROC. PSi Chengdu, which started commercial operations on July 22, 2004, services the Supply Agreement between PSi Technologies and Electronics Services Limited Philips Semiconductors (Philips).

PSi Holdings is 54% owned by Merrill Lynch Global Emerging Markets Partners, L. P. (Merrill Lynch), a U.S. based entity.

Significant Customers

The Company’s customers are located in the United States of America, Europe and Asia. The Company’s top five customers collectively accounted for 81%, 81% and 76% of its revenue in 2004, 2003 and 2002, respectively (see Note 24). The Company anticipates that significant customer concentration will continue for the foreseeable future but the entities which constitute the Company’s largest customers may change.

Risks and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results include, but are not limited to, dependence on the highly cyclical nature of the semiconductor industry, competitive pricing and decline in average selling prices, risks associated with reliance on a group of principal customers, timing and volume of orders relative to the Company’s production capacity, availability of manufacturing capacity and fluctuations in manufacturing yields, availability of financing, competition, dependence on raw materials and equipment suppliers, exchange rate fluctuations, dependence on key personnel, difficulties of managing growth, and enforcement of intellectual property rights and environmental regulations.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred recurring losses since 2001. Net loss for the years ended December 31, 2004, 2003 and 2002 amounted to $14.7 million, $21.0 million and $6.9 million, respectively, while deficit amounted to $30.9 million as of December 31, 2004 and $16.2 million as of December 31, 2003. Further, negative working capital amounted to $23.8 million as of December 31, 2004 and $12.2 million as of December 31, 2003. In 2004 and 2003, the Company recognized provision for impairment losses on certain property, plant and equipment amounting to $1.3 million and $11.4 million, respectively, primarily due to the discontinuance of production of certain existing power packages with erratic or low sales volume and decline in the recoverable value of an idle property.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

As of December 31, 2004, PSi Holdings and PSi Technologies have not complied with certain financial ratio requirements under the credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria). However, on December 27, 2004, RZB-Austria waived all financial covenant breaches based on the June 30, 2004 unaudited consolidated financial statements of PSi Holdings and unaudited parent company financial statements of PSi Technologies, prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The waiver is preconditioned on the ability of PSi Holdings and PSi Technologies to remedy any continuing loan covenant breaches based on the December 31, 2004 U.S. GAAP unaudited consolidated financial statements of PSi Holdings and unaudited parent company financial statements of PSi Technologies by requiring the shareholders of PSi Holdings to infuse additional capital (see Note 10). On July 13, 2005, RZB-Austria confirmed that all 2004 breaches have been waived. Further, the next test of compliance with loan covenants will be based on the next U.S. GAAP audited consolidated financial statements of PSi Holdings as of and for the year ending December 31, 2005.

On June 2, 2005, to address the breaches, PSi Technologies issued a $7.0 million four-year exchangeable senior subordinated note due in 2009, which bears interest at 10% per annum, to an affiliate of Merrill Lynch (see Note 28).

The foregoing conditions, risks and uncertainties could affect the Company’s ability to develop advanced technology and expanded services, compete against companies with greater operating capacity and financial resources, increase production capacity, obtain assembly and test equipment to meet the demand for the Company’s products and services, obtain favorable terms from suppliers, and repay bank loans and obtain additional bank credit facilities. The Company’s continued operations as a going concern is dependent upon its ability to generate sufficient cash flows from operations. Increase in loading from customers, increase in selling price, reduction in cash costs and expenses and rationalization of customer and package mix collectively will enable the Company to meet its maturing obligations on a timely basis and to comply with the provisions of its financing agreements.

To address the foregoing conditions, the Company is undertaking measures to lower the variability of customer loadings through new captive businesses such as the transfer and outsource by Philips of its internal assembly and test facility to PSi Chengdu; the management of customer and package mix towards higher average selling price and margin packages; the reduction of operating costs by sourcing lower cost raw materials and overheads; the improvement in productivity, manufacturing efficiency and equipment capabilities; the rationalization of capital expenditures to minimum levels, the development of partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions; and, the disposal of impaired assets to recover value. As mentioned in the preceding paragraph, to comply with the requirement of its creditor with respect to remediation of the breach of loan covenants, PSi Technologies issued a $7.0 million four-year exchangeable senior subordinated note to an affiliate of Merrill Lynch on June 2, 2005. Also, industry conditions have improved, according to data from the Semiconductor Industry Association. Global semiconductor revenues were higher by 28.0% and 18.3% in 2004 and 2003, respectively, and forecasted to grow by 0.4% in 2005. Global power semiconductor revenues were higher by 19.6% and 11.8% in 2004 and 2003, respectively, and are forecasted to grow by 23.0% in 2005.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

2. Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP) consistently applied for all years presented.

Principles of Consolidation

The consolidated financial statements include the accounts of PSi Holdings and its controlled subsidiaries, where PSi Holdings owns, directly or indirectly, more than one-half of the outstanding voting shares, as follows:

•	PSi Technologies, a corporation registered with the Philippine Economic Zone Authority (PEZA), engaged in the design, assembly and test of power semiconductor devices, and packaging and test services for non-power applications, including plastics and hermetics;

•	PSi Laguna (wholly owned through PSi Technologies), a PEZA-registered enterprise, engaged in the manufacture, assembly and test of power semiconductor devices;

•	Pacsem (wholly owned through PSi Technologies), a U.S. corporation engaged exclusively in marketing activities on behalf of PSi Technologies and PSi Laguna outside the Philippines;

•	PSi Mauritius (wholly owned through PSi Technologies), a company incorporated in the Republic of Mauritius, organized as a holding company of PSi Chengdu;

•	PSi Chengdu (wholly owned through PSi Mauritius), a company incorporated in the PROC, engaged in semiconductor assembly and test services for Philips; and

•	Pacsem Realty [40%-owned through PSi Technologies and 24%-owned through PSi Technologies’ investee, PSitech Realty, Inc. (PSitech Realty)], a Philippine corporation organized to hold real estate properties, which is controlled by PSi Holdings.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates with regard to these consolidated financial statements relate to impairment losses, allowance for inventory obsolescence, allowance for doubtful accounts, allowance for input tax and tax credit certificates (TCCs), valuation allowance for deferred tax assets, assumptions used in pension, contingencies, depreciation and other accruals. Actual results could differ from these estimates.

Foreign Currency Translations and Transactions

The Company uses the U.S. dollar as its functional currency because all of its revenues and substantially all of its costs are denominated in U.S. dollars. Accordingly, monetary assets and liabilities denominated in Philippine pesos and other foreign currencies have been remeasured into U.S. dollars using the exchange rate at the balance sheet date. Gains and losses from foreign currency transactions are credited or charged to current operations. Nonmonetary items are remeasured at historical rates.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

Trade and Other Receivables

Trade receivables are recognized and carried at original invoice amount, net of allowance for doubtful accounts. Other receivables are stated at face value, net of allowance for doubtful accounts.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts at a level considered adequate to provide for uncollectible receivables. The level of allowance is based on historical collections, changes in customer payment terms and other factors that affect collectibility. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the year.

Inventories

Inventories are stated at the lower of cost or market, after provision for obsolete, slow and non-moving items. Cost is determined by using a moving average method. Work in process includes all direct materials, direct labor, depreciation and other overhead costs relating to the assembly and testing process at the Company’s premises.

Property, Plant and Equipment

Property, plant and equipment, except land but including equipment under capital lease presented under office, furniture, fixtures and equipment and machinery, equipment and accessories accounts, are carried at cost less accumulated depreciation. Land is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Machinery, equipment and accessories	3-8 years

Leasehold improvements	5 years or the term of the lease agreement, whichever is shorter

Office furniture, fixtures and equipment	3-5 years

Transportation equipment	5 years

The useful lives and depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. The Company routinely reviews the remaining estimated useful lives of their machinery, equipment and accessories to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its machinery, equipment and accessories. However, due to the nature of the Company’s operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment and machinery is dedicated to specific customers, the Company may not be able to accurately anticipate declines in the utility of its machinery, equipment and accessories.

The initial cost of property, plant and equipment comprises its purchase price, including import duties, taxes and any directly attributable costs in bringing the asset to its working condition and location for its intended use. Expenditures which are not material in amount, incurred after the fixed assets have been put into operation, such as repairs and maintenance, are charged to current operations. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

No depreciation is provided on property, plant and equipment under construction or awaiting qualification or technical completion.

When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to current operations.

Deferred License Fee

Deferred license fee (included under “Other noncurrent assets” account) is amortized over the term of the license agreement of ten years.

Investment in Shares of Stock

The Company carries its 40% ownership in shares of stock of PSitech Realty using the equity method. Under this method, the investment is increased or decreased by the Company’s equity in net earnings or losses of the investee and reduced by any dividend received since the date of acquisition. Unrealized intercompany profits and losses are eliminated to the extent of the Company’s proportionate share thereof.

Income Tax

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) temporary differences between the financial reporting bases of assets and liabilities and their related tax bases and (b) carryforward benefits of net operating loss carryover (NOLCO), and minimum corporate income tax (MCIT). Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled, and the carryfoward benefits of NOLCO and MCIT are expected to be applied. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

Earnings Per Share

Basic earnings per share is computed by dividing the net loss for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is computed in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all dilutive securities, such as stock options and Exchangeable Note are exercised and converted, respectively. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option. Where the effect of the assumed exercise of all outstanding stock options and conversion of the Exchangeable Note is anti-dilutive, basic and diluted earnings per share amounts are the same.

Revenue Recognition and Risk of Loss

Revenues from assembly and test services are recognized upon shipment of packaged semiconductors to the customers. The Company does not take ownership of customer-supplied raw materials. Title and risk of loss remain with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. The U.S. SEC’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements”, which supersedes SAB 101, requires that four

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured.

Research and Development Costs

Research and development costs include costs directly attributable to the conduct of research and development programs primarily related to the development of new package designs. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation and maintenance of research equipment, services provided by outside contractors, and the allocable portions of facility costs such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services directly attributable to the research and development initiative. All costs associated with research and development are expensed as incurred.

Software Development Costs

External direct costs of materials and services, and payroll and payroll related costs of employees directly associated with the development of computer software incurred during the development stage of computer software for internal use are capitalized in accordance with the Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Software development costs are classified under “Property, Plant and Equipment” account in the consolidated balance sheets when the computer software is ready for its intended use and amortized over five years thereafter.

Allowance for Unrecoverable Input Tax

The Company maintains an allowance for unrecoverable net input value added tax (VAT) claims at a level considered adequate to provide for potential uncollectible portion of these claims in the form of TCCs from the Bureau of Customs (BOC). Management, on the basis of factors that affect the collectibility of the claims, evaluates the level of this allowance. A review of the status of the claims, designed to identify claims to be provided with allowance, is made by the Company on a continuing basis. When such input VAT claims are collected from the BOC through the issuance of TCC, the net amount received is recorded as tax credit and the unrecovered portion is recorded as reduction of the related allowance.

As discussed in Note 18, as a result of it registration with PEZA, PSi Technologies can no longer claim net input VAT in the form of TCCs.

Tax Credits

Tax credits, included under “Other current assets” account in the consolidated balance sheets, are recorded at face value based on the amount approved and granted by the BOC in the form of TCCs less an allowance for unrealizable tax credits.

The Company maintains an allowance for the portion of tax credit which is not realizable through sale, equivalent to the estimated discount that may be granted upon sale to a third party and the related service fee. When the tax credit is sold, the discount on the sale and the related service fee are recorded as a reduction of the related allowance.

Pension Plan

The Company has a trusteed, noncontributory defined benefit pension plan covering substantially all of its regular employees in the Philippines. The annual expense is determined in accordance with the provisions of

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

SFAS No. 87, “Employers’ Accounting for Pension” and is charged to current operations. Any additional pension liability adjustment not yet recognized as net periodic pension cost is reported as other comprehensive income in the consolidated statements of changes in stockholders’ equity.

Impairment of Long-lived Assets

The Company reviews long-lived assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company assesses the fair value of the assets based on the undiscounted future cash flow such assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, the Company reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.

Operating Leases

Rental payments under operating leases are charged to operations on a straight-line basis over the periods of the respective leases.

Capital Lease

Leases which meet any one of the following criteria: (a) provisions for bargain purchase option, (b) transfer of ownership at the end of the lease terms, (c) lease term is equal to 75% or more of the estimated economic life of the leased property, and (d) present value at the beginning of the lease term of the minimum lease payments approximate the fair market value of the property, are capitalized. The capitalized asset is recognized at the lower of the fair value of the leased asset or the present value of the minimum lease payments at the inception of the lease, under “Property, Plant and Equipment” account and the related obligations recognized as liabilities, under “Obligations under capital lease” account in the consolidated balance sheets. The related depreciation for equipment under capital lease is computed on the basis of the Company’s depreciation policy for owned assets.

Shipping and Handling Costs

Costs incurred in preparing the finished products for shipment and physically moving the finished products from the Company’s place of business to the customer’s designated location are included in the selling and marketing expenses and, presented under “Operating Expenses” in the consolidated statements of operations.

Advertising Costs

Advertising costs are expensed as incurred.

Employee Stock Options

The Company uses the intrinsic value method to account for employee stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.”

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

Under the intrinsic value method, compensation cost is measured as the difference between the price an employee is required to pay to purchase equity securities of the Company and the fair value or market price of the equity securities acquired at measurement date.

The Company recognizes compensation cost using straight-line method under FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans.”

Had compensation cost for the Company’s Stock Option Plan been determined based on the fair value at the grant date consistent with the method of SFAS No. 123, “Accounting for Stock-based Compensation,” the Company’s net loss and earnings per share would have been stated at the following pro forma amounts:

	2004	2003	2002
Net loss as reported	$(14,731,965)	$(21,003,522)	$(6,918,082)
Total stock-based employee compensation expense determined using APB Opinion No. 25, net of related tax effects	653,207	235,110	197,331
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(395,621)	(542,874)	(924,614)

Pro forma net loss	$(14,474,379)	$(21,311,286)	$(7,645,365)

Earnings per share—as reported	$(1.11)	$(1.58)	$(0.52)

Earnings per share—pro forma	$(1.09)	$(1.60)	$(0.58)

Equity and Debt Issuance Expenses

Direct costs incurred in connection with the issuance of debt securities are reported as deferred financing charges (included under “Other noncurrent assets” account in the consolidated balance sheets). Debt issuance costs are recognized as additional interest expense over the life of the debt instrument using the effective interest method. Upon redemption or conversion of the Exchangeable Note prior to June 1, 2008, any remaining unamortized discount will be charged to operations in the year of redemption or conversion. The embedded beneficial conversion feature recognized as additional paid-in capital amounted to $2.8 million as of December 31, 2004 and 2003.

Recently Issued Accounting Standards

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment [SFAS No. 123(R)], which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS No. 123(R) beginning July 1, 2005.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt SFAS No. 123 using the modified-retrospective method, restating all prior years presented.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4” (SFAS No. 151). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a material effect on its results of operations or financial condition.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (SFAS No. 153). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material effect on its results of operations or financial condition.

3. Cash

This account includes cash held in escrow in excess of any amount restricted for withdrawal, amounting to $1.7 million and $0.8 million as of December 31, 2004 and 2003, respectively. Such cash held in escrow is available to the Company for withdrawal, subject to the following conditions:

•	There is sufficient Borrowing Base (equivalent to 90% of the value of outstanding eligible receivables plus 100% of the US dollar cash proceeds from eligible receivables) to cover the loan from RZB-Austria;

•	RZB-Austria has conducted, to its satisfaction, a test of the adequacy of eligible receivables and balance of escrow bank account; and

•	There exists no default.

As of December 31, 2004, $1.1 million of the cash held in escrow was restricted for withdrawal since the balance of the outstanding trade receivables assigned was not adequate to cover the outstanding loans payable to RZB-Austria (see Note 10).

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

4. Trade and Other Receivables

Trade and other receivables consist of:

	2004	2003
Trade	$10,800,924	$11,158,486
Others	348,921	440,073
Less allowance for doubtful accounts	221,410	226,652

	$10,928,435	$11,371,907

Trade receivables from certain customers totaling $8.7 million and $7.5 million as of December 31, 2004 and 2003, respectively, are assigned to RZB-Austria (see Note 3). The proceeds from the collection of these receivables will be remitted directly to an escrow bank account. Such funds may only be withdrawn by the Company subject to the conditions discussed in Note 3 to the consolidated financial statements.

5. Inventories

Inventories consist of the following work in-process, raw materials and purchased components used in the assembly of semiconductor packages:

	2004	2003
Work in-process	$795,182	$809,657
Materials, spare parts and supplies, net of allowance for inventory obsolescence of $1.1 million and $1.3 million in 2004 and 2003, respectively	7,497,144	5,058,964

	$8,292,326	$5,868,621

Included in the inventories are raw materials and supplies, and spare parts totaling $3.2 million in 2004 and $2.3 million in 2003 purchased under trust receipt arrangements with its banks. The Company holds these inventories under a “trust arrangement” with the banks, evidenced by trust receipts. The Company is accountable to the banks for the items entrusted or the proceeds generated from any sale of such inventories until such time that the amounts supplied by the banks had been paid. The corresponding trust receipts payable to the banks are reported under current liabilities in the consolidated balance sheets and bear average annual interest rate of 5.15% in 2004 and 5.55% in 2003.

In 2004, the decrease in allowance for inventory obsolescence amounting to $214,523 pertains to the value of inventories written-off.

6. Other Current Assets

Other current assets consist of:

	2004	2003
TCCs—net of allowance for unrecoverable tax credits of $9,207 in 2004	$93,090	$231,252
Deposits	84,542	107,564
Deferred tax assets—net (see Note 17)	36,768	60,166
Input tax—net of allowance for unrecoverable input tax of $119,309 in 2004	—	1,149,884
Prepayments and others	212,326	230,839

	$426,726	$1,779,705

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

Input tax represents the balance of input VAT paid on purchases of capital goods, for which claims for refund from the BOC have not yet been filed. As discussed in Note 18, PSi Technologies can no longer claim net input VAT from BOC as a result of its registration with PEZA.

TCCs were issued by the BOC and may be used for payment of import duties due to the BOC.

Deposits include advance payments to suppliers for the acquisition of raw materials.

7. Investment and Advances

The details of investment and advances are as follows:

	2004	2003
Investment in shares of stock of PSitech Realty Acquisition cost	$146,933	$146,933

Accumulated equity in net losses:
Balance, beginning of year	(8,186)	(8,074)
Equity in net losses of an investee	(160)	(112)

Balance, end of year	(8,346)	(8,186)

	138,587	138,747
Advances	5,022	4,596

	$143,609	$143,343

8. Property, Plant and Equipment

Property, plant and equipment consist of:

	2004	2003
Land	$2,791,363	$3,146,370
Machinery, equipment and accessories	127,495,273	114,469,551
Leasehold improvements	5,906,147	5,294,148
Office furniture, fixtures and equipment	5,021,763	4,406,858
Transportation equipment	842,063	774,612

	142,056,609	128,091,539
Less accumulated depreciation	78,819,357	62,190,566

	63,237,252	65,900,973
Construction in progress	2,231,469	2,507,810

	$65,468,721	$68,408,783

This account includes machinery and equipment and computer equipment acquired under capital lease arrangements (see Note 12). The related depreciation of the leased assets, amounting to $142,202 in 2004 and $134,748 in 2003, was computed on the basis of the Company’s depreciation policy for owned assets.

On February 27, 2004, the Company has pledged certain machinery, equipment and accessories, covered by a Mortgage Trust Indenture with Rizal Commercial Banking Corporation – Trust and Investments Division as the trustee, in favor of KBC Bank N. V., Manila Branch (KBC), with an appraised value then of $2.1 million, in accordance with the Letter of Credit and Trust Receipt Facility Agreement (KBC Agreement) between the Company and KBC.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

Office furniture, fixtures and equipment includes software costs with net carrying amount of $564,051 and $526,617 as of December 31, 2004 and 2003, respectively.

The Company recognized an additional $1.4 million depreciation expense as a result of the change in estimated useful lives for equipment with low utilization rates, packages with low margins or outside the Company’s core competencies including fixed assets related to Fairchild Korea Semiconductor products which were terminated effective June 30, 2005. This change resulted in an increase in net loss by $1.4 million, net of tax, and an increase in loss per share by $0.11. The total depreciation of property, plant and equipment amounted to $17.0 million, $15.5 million and $13.8 million in 2004, 2003 and 2002, respectively.

Although there was a noted recovery in most of the Company’s power and non-power package assembly and test services in the first two quarters of 2003, the assets related to certain power packages remained at low utilization rates relative to the Company’s projections and are no longer expected to reach previously anticipated utilization levels. Operating margins on such products were negative. The events triggered an impairment review in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in 2003. This review included a company-wide evaluation of underutilized and/or unutilized assets that could be sold and a detailed update of operating and cash flow projections. As a result of such analysis, management decided to exit certain power package products. The Company recorded an asset impairment charge of $10.5 million in 2003 based on forecasted discounted cash flows from the continued use of these assets. Impairment losses on property and equipment in 2003 are included as part of “Special charges” in the 2003 consolidated statement of operations.

The “Construction in-progress” account includes the cost of the construction of a third facility in Laguna (Site 3). Site 3 was acquired to meet additional capacity requirements meant to service the then forecasted increase in demand in 2000. However, with the downturn in the semiconductor industry worldwide, the Company’s plan to expand in Site 3 did not materialize. Although the construction of the building was completed, the power and electrical cable, floor design, clean room and anti-static facilities, among others, required by a semiconductor plant, have not been laid-out or installed.

In 2003, an independent firm of appraisers was engaged to assist in the determination of the fair value of the Site 3 building and land improvements. The determination of fair value was based on the cost approach. Under this approach, an estimate is made of the current cost of reproduction of a similar building and land improvements in accordance with the prevailing market prices for materials, labor and contractors’ overhead, profit and fees. Adjustments are then made to reflect depreciation resulting from physical deterioration, functional and economic obsolescence based on physical inspection of the buildings and other land improvements and in comparison with similar new properties. The Corresponding impairment loss of $891,754 was recognized in 2003 and included as part of “Special charges” in the 2003 consolidated statement of operations.

On January 28, 2005, Pacsem Realty and PSi Laguna entered into separate Contracts to Sell with ILO Land, Inc. (ILO, an unrelated company) for the sale of (a) land (including parcel of land for which Pacsem Realty has made a deposit of $393,750, recorded under “Other Noncurrent Assets” account in the consolidated balance sheets) and (b) building and land improvements of Site 3 for a total consideration of $350,000 and $2.2 million, respectively. In accordance with the terms of the Contracts to Sell, the purchase consideration is payable as follows:

	Land	Building and Improvements	Total
Due and payable upon execution of the Contract to Sell	$140,000	$860,000	$1,000,000
Payable in six (6) equal installments every six months	210,000	1,290,000	1,500,000

	$350,000	$2,150,000	$2,500,000

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

Accordingly, the Company recognized an additional provision for impairment loss amounting to $1.3 million in 2004, which represents the excess of the carrying value of Site 3 [including the total cost of the parcel of land for which Pacsem Realty made a deposit (see Note 9)] over the estimated fair value based the sale of such property.

The impairment loss of $146,965 in 2002 represents the writedown of Pacsem Realty’s construction in progress to zero. Such construction has been discontinued as a result of the downturn in the worldwide electronics industry. There has been no plan to resume the construction until additional assembly and test facilities are required. Impairment losses are included as part of “General and administrative expenses” in the 2002 consolidated statement of operations.

Certain of the Company’s non-power customers provide equipment on a consignment basis. The value of the consigned equipment is not reflected among the Company’s property, plant and equipment. Risk of loss and insurance for such assets are borne by the customers.

9. Other Noncurrent Assets

Other noncurrent assets consist of:

	2004	2003
Deposits—net	$933,039	$465,334
Deferred financing charges—net of accumulated amortization of $32,090 and $15,391 in 2004 and 2003, respectively	65,271	81,970
Deferred tax assets—net (see Note 17)	101,266	444,689
Deferred licensing fee	100,000	—
Others	71,928	86,105

	$1,271,504	$1,078,098

Deposits include the following:

•	Advance payments to suppliers for the acquisition of certain machinery, equipment and accessories amounting to $581,987 in 2004 and $32,069 in 2003.

•	Deposit for land to be acquired amounting to $120,841 (net of impairment loss of $272,909) as of December 31, 2004 and $209,724 as of December 31, 2003, which was subject to an impairment analysis as part of the cost of Site 3 as discussed in Note 8. In line with the sale of the Company’s Site 3 and building to ILO (see Note 8), the Company paid its outstanding balance for such purchase of land amounting to $210,000. Thereafter, on June 3, 2005, the title to such property was transferred to the Company, to facilitate sale to ILO.

10. Loans Payable

This account consists of:

	2004	2003
RZB-Austria	$9,800,000	$6,600,000
KBC	2,000,000	2,000,000

	$11,800,000	$8,600,000

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

RZB-Austria

The outstanding liability to RZB-Austria amounted to $9.8 million and $6.6 million as of December 31, 2004 and 2003, respectively. The interest rates in 2004 and 2003 ranged from 4.3% to 5.5% and 3.7% to 3.8%, respectively.

Under the terms of the Credit Facility Agreement with RZB-Austria, PSi Technologies and PSi Laguna shall ensure the collection of certain eligible receivables (trade receivables from third parties denominated in US dollars outstanding for no longer than 90 days from date of invoice) under the Borrowing Base (equivalent to 90% of the value of outstanding eligible receivables plus 100% of the US dollar cash proceeds from eligible receivables to be deposited) to be deposited to an escrow bank account. Further, PSi Technologies and PSi Laguna shall maintain a Borrowing Base to cover outstanding principal drawings under the Credit Facility Agreement at all times. In case of shortfall, the Company shall have three business days to rectify such shortfall based on the Credit Facility Agreement. Withdrawals from the escrow bank account are allowable subject to the conditions discussed in Note 3.

Under the terms of the Credit Facility Agreement, PSi Holdings and PSi Technologies are required to comply with certain financial ratios and covenants which shall be calculated based on the U.S. GAAP consolidated financial statements of PSi Holdings and parent company financial statements of PSi Technologies as of December 31, 2004 and for the year then ended. As of December 31, 2004, PSi Holdings and PSi Taguig are not in compliance with all financial ratios.

On December 27, 2004, the Credit Facility Agreement was extended for another year until December 31, 2005. As discussed in Note 1 to the consolidated financial statements, on December 27, 2004, RZB-Austria waived all financial covenant breaches based on the June 30, 2004 U.S. GAAP unaudited consolidated financial statements of PSi Holdings and unaudited parent company financial statements of PSi Technologies. The waiver is preconditioned on the ability of PSi Holdings and PSi Technologies to remedy any continuing breaches based on the December 31, 2004 unaudited U.S. GAAP consolidated financial statements of PSi Holdings and unaudited parent company financial statements of PSi Technologies by requiring the shareholders of PSi Holdings to infuse additional capital. On July 13, 2005, RZB-Austria confirmed that all 2004 breaches have been waived. Further, the next test of compliance with loan covenants will be based on the next U.S. GAAP audited consolidated financial statements of PSi Holdings as of and for the year ending December 31, 2005. On June 2, 2005, PSi Technologies issued a $7.0 million four-year exchangeable senior subordinated note due in 2009, which bears interest at 10% per annum, to an affiliate of Merrill Lynch (see Notes 1 and 28).

KBC

The outstanding liability to KBC amounted to $2.0 million as of December 31, 2004 and 2003. The interest rates ranged from 4.6% to 5.7% and 3.7% to 4.2% in 2004 and 2003, respectively.

Under the terms of the KBC Agreement, KBC will make available to the Company a credit facility up to an aggregate amount of $3.0 million. On September 30, 2004, PSi Holdings, PSi Taguig, PSi Laguna and KBC executed a Supplemental Letter amending the KBC Agreement to include the following terms and conditions:

•	Assignment of eligible receivables as a continuing security for the due and punctual settlement of the indebtedness. The value of eligible receivables shall be at least equal to 100% of the outstanding indebtedness; and

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

•	Opening of an escrow bank account with KBC Bank, N.V. Singapore Branch (KBC Singapore) wherein collection of the assigned eligible receivables shall be deposited. PSi Technologies may not make any withdrawal from the escrow bank account except where such withdrawal is permitted under the provisions of the KBC Agreement.

PSi Holdings and PSi Taguig are also required to comply with certain financial ratios and covenants which shall be calculated based on the U.S. GAAP consolidated financial statements of PSi Holdings and parent company financial statements of PSi Technologies as of December 31, 2004 and for the year then ended, among others.

On February 1, 2005, the Company opened an escrow bank account with KBC Singapore. However, the borrowing base certificates necessary for the assignment of eligible receivables has not yet been provided to KBC. Accordingly, the collection of eligible receivables has not been credited to the escrow bank account with KBC Singapore.

11. Trade and Other Payables

Trade and other payables consist of:

	2004	2003
Trade	$25,481,381	$16,619,347
Accrued expenses:
Employee salaries and benefits (see Note 19)	1,887,450	1,461,171
Utilities	374,129	232,240
Rental	343,922	—
Interest and others	1,006,791	791,525
Withholding taxes	342,058	323,099

	$29,435,731	$19,427,382

Trade payables include liabilities to equipment suppliers amounting to $6.2 million in 2004 and $4.0 million in 2003.

Accrued employee salaries and benefits include accruals for compensated absences.

12. Obligations Under Capital Lease

In 2004, PSi Technologies and a supplier entered into a capital lease agreement covering certain machinery and equipment for a period of ten months starting on September 1, 2004, with an option to purchase the assets at a certain purchase price. Should PSi Technologies exercise its option to purchase, the total non-refundable rental fee will be deducted from the cost of the asset and the unpaid purchase price shall be payable in five equal monthly post-dated checks until December 31, 2005. In prior years, PSi Technologies also entered into various capital lease agreements covering certain office equipment for periods ranging from 2 to 3 years. The assets held under capital lease arrangements are included under “Property, plant and equipment” account, and the corresponding liabilities, are included in the consolidated balance sheets at the present value of the minimum lease payments at the inception of the lease, discounted at a nominal rate of 5% for the lease agreement entered into in 2004 and 7% for the lease agreements entered into in prior years, on a pre-tax basis.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

The net book values of assets held under capital leases are as follows:

	2004	2003
Machinery and equipment	$510,422	$—
Office equipment	421,617	421,617

	932,039	421,617
Less accumulated depreciation	338,695	196,493

	$593,344	$225,124

The future minimum lease payments as of December 31, 2004 are as follows:

Year Ending December 31, 2005	Amount
Total minimum lease obligations	$512,227
Less amount representing interest	51,553

$460,674

13. Long-term Liability Due to a Customer

On December 11, 2001, PSi Technologies entered into an Equipment Purchase Agreement (Agreement) with one of its customers (the Customer). Under the Agreement, PSi Technologies purchased from the Customer certain equipment (Equipment) for a total contract price of $3.5 million, with estimated fair value of $3.1 million using a 5.054% imputed interest. A downpayment of $350,000 was made upon delivery of the Equipment in 2001 and a series of installment payments is due over 24 months beginning January 1, 2002 based on the pre-agreed production volume from such Equipment. Any remaining liability after the said installments should be fully settled on December 14, 2003. However, the Customer was unable to meet the pre-agreed production volume. Consequently, PSi Technologies did not pay the liability.

Also, under the terms of the Agreement, upon conclusion of the purchase and installation of the Equipment, the Customer shall designate PSi Technologies as its key supplier for a power package (the Package). As a key supplier, PSi Technologies shall receive preferential treatment for the loading of the Package production demands. The liability of the Customer and PSi Technologies under the agreement is limited to the delivery, installation and payment of the acquisition cost of the Equipment.

In 2003, PSi Technologies entered into an agreement with the Customer to restructure the outstanding liability. Instead of a final balloon payment in December 2003, the restructuring allowed PSi Technologies to pay the liability on a monthly basis at an amount based on the production volume provided by the Customer, interest-free and with final payment due in June 2005. On May 24, 2005, the Customer waived the outstanding balance amounting to $604,550 (see Note 28).

14. Exchangeable Note

The Exchangeable Note represents a $4.0 million exchangeable senior subordinated note payable to Merrill Lynch in 2008, net of calculated debt discount of $2.5 million and $3.1 million as of December 31, 2004 and 2003, respectively. The debt discount represents the value of the beneficial conversion feature calculated in accordance with the provisions of EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”. Interest on unpaid principal amount of the Exchangeable Note is at a rate of 10% per annum, payable semi-annually in arrears on each interest payment date; provided that if (a) upon any interest payment date, the Company is prohibited from paying cash interest due to restriction in its senior credit facility or (b) PSi Holding’s earnings before interest taxes depreciation and

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

amortization (EBITDA) for the two consecutive fiscal quarters ending immediately prior to any interest payment date is less than $1.0 million, then the Company may, by notice to the Exchangeable Note holder, elect to pay all or any portion of such interest by adding it to the principal amount of the Exchangeable Note, whenever such amount shall bear interest at the rate aforesaid and shall no longer be considered to be interest due.

Following are the significant terms of the Exchangeable Note:

Grant of Exchange Right

PSi Holdings grants Merrill Lynch an irrevocable right to exchange all or part of its Exchangeable Note to PSi Holdings’ common stock (Common Stock) at a price per share of Common Stock initially equal to $1.47 (Exchangeable Note exercise price), provided however that:

i.       If PSi Holdings’ EBITDA for the three-month period ending September 30, 2003 was less than $3.89 million, then the exercise price shall be reduced to $1.29 per share; and

ii.      If PSi Holdings’ EBITDA for the three-month period ending December 31, 2003 is less than $3.92 million, then the Exchangeable Note exercise price shall be reduced to (a) $1.15 if the Exchangeable Note exercise price was reduced pursuant to clause (i) above, and (b) $1.29, if the Exchangeable Note exercise price was not reduced pursuant to clause (i) above.

The EBITDA for the three-month periods ended September 30, 2003 and December 31, 2003 is less than $3.89 million and $3.92 million, respectively. As of December 31, 2003, the Exchangeable Note exercise price was reduced to $1.15 per share.

At any time after July 3, 2004, the Exchange Right may be exercised by Merrill Lynch at its sole discretion, in whole or in part until such time as all of the Exchangeable Note is exchanged for Common Stock, paid at maturity or redeemed in accordance with its terms.

The Company shall not be permitted to prepay the Exchangeable Note in whole or in part.

Mandatory Issuance Rights	Merrill Lynch, at its discretion, may elect to replace all of its exchange rights with the right to (i) assign a portion or all of the Exchangeable Note to PSi Technologies; provided however, that prior to such assignment, PSi Technologies shall redeem a portion of such Exchangeable Note and (ii) subscribe for shares of Common Stock (Mandatory Issuance) at a price per share equal to the then par value of one share of Common Stock (Stock Issuance Price).

Redemption	Simultaneously with the consummation of the Mandatory Issuance, PSi Technologies shall redeem from Merrill Lynch for a cash payment (including accrued and unpaid interest) relating to such redeemed Exchangeable Note, a portion of the conversion principal amount of the Exchangeable Note equal to the Issuance Purchase Price of the shares being issued in the Mandatory Issuance.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

The exercise price of the Exchangeable Note is below the prevailing share price of PSi Holdings common share as of July 3, 2003, the commitment date, which is $2.08 per share. Under EITF 98-5, such beneficial conversion feature has to be valued separately at issuance date. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock into which the Exchangeable Note is convertible, multiplied by the number of shares into which it is convertible. Any adjustment made to the exercise price of the Exchangeable Note upon the occurrence of the stated future event should also be given accounting recognition on a prospective basis.

As of December 31, 2004 and 2003, the Exchangeable Note has a carrying amount of $1.5 million (net of discount of $2.5 million) and $0.9 million (net of discount of $3.1 million), respectively. Upon redemption or conversion of the Exchangeable Note prior to June 1, 2008, any remaining unamortized discount will be charged to operations on the year of redemption or conversion. The embedded beneficial conversion feature recognized as additional paid-in capital amounted to $2.8 million.

In 2004 and 2003, the Company recognized debt discount amortization of $0.6 million and $0.1 million presented as part of “Interest and bank charges” in the consolidated statements of operations.

15. Deficit

The carryover of the retained earnings from PSi Technologies is consistent with the accounting of the Company’s Reorganization at historical cost in a manner similar to a pooling of interests. This account includes inherited retained earnings from PSi Technologies.

The retained earnings determined for Philippine statutory reporting purposes, expressed in Philippine pesos, shall be the basis of any dividend declaration. As of December 31, 1999, the amount of the inherited retained earnings was (Peso)385.8 million (converted to U.S. dollars as of December 31, 2004 exchange rate as $6.9 million). However, with special approval by the Philippine SEC, the inherited retained earnings was carried forward to the holding company and will be available for distribution as dividends once declared as such by PSi Technologies.

The deficit balance as of December 31, 2004 and 2003 of PSi Holdings included accumulated equity in net earnings of subsidiaries and PSitech Realty of (Peso)1,404.0 million and (Peso)787.0 million (as restated), respectively, computed based on the Philippine GAAP parent company financial statements level of PSi Holdings. The Philippine GAAP financial statements of PSi Holdings were restated to give effect to a change in Philippine accounting policy.

As of December 31, 2004, PSi Holdings has not declared dividends since its incorporation.

16. Special Charges

Special charges consist of the following:

	2004	2003
Impairment losses on property, plant and equipment	$1,263,132	$11,367,649
Provision for inventory losses	—	881,236
Write-off of inventories	—	521,884
Write-off of deposit	—	125,000

	$1,263,132	$12,895,769

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

17. Income Tax

The components of the Company’s deferred tax assets are as follows:

	2004	2003
Deferred tax assets—current:
Allowance for inventory obsolescence	$48,358	$67,440
Less valuation allowance	6,590	7,274

	$36,768	$60,166

Deferred tax assets—noncurrent:
Impairment losses	$480,763	$570,824
Depreciation recognized as a result from change in remaining useful life of certain machinery and equipment	59,457	—
Accrual for retirement benefits	46,114	29,777
NOLCO	40,999	91,877
Excess of rental under operating lease agreement computed on a straight-line basis over the amount based on lease agreements	8,075	—
MCIT	5,495	4,531

	640,903	697,009
Less valuation allowance	539,637	252,320

	$101,266	$444,689

Deferred tax assets—current and deferred tax assets—noncurrent are included in the “Other current assets” and “Other noncurrent assets” accounts, respectively, in the consolidated balance sheets.

The net increase in the valuation allowance amounted to $286,633 in 2004 and the net decrease in the valuation allowance amounted to $1,599,392 in 2003.

NOLCO can be claimed as deduction from taxable income subject to tax at 32% as follows:

Year Incurred	Expiry Date	Amount
December 31, 2004	December 31, 2007	$65,555
December 31, 2003	December 31, 2006	9,048
December 31, 2002	December 31, 2005	53,518

		$128,121

The NOLCO can only be used to offset against any income from non-registered activities while MCIT can only be carried forward and credited against any normal income tax due for the three immediately succeeding taxable periods.

In May 2004, the area within the FTI Complex where the facilities of PSi Technologies are located was declared as an export zone (see Note 27). As part of its tax planning strategy, PSi Technologies registered as a PEZA enterprise. All of its operations which was previously entitled to ITH incentive or subjected to 32% income tax after expiration of the ITH incentive shall be taxed at 5% of gross income in lieu of all taxes. Gross income is defined as net sales less cost of sales. Consequently, certain deferred tax benefits shall no longer be deductible items of PSi Technologies. The deferred tax assets have been reduced to the extent that such will not be of benefit to PSi Technologies.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

The Company’s revenues are generated from Philippine and China operations.

The reconciliation between the Company’s Philippine statutory income tax rate and effective income tax rates is as follows:

	2004	2003	2002
Statutory income tax rate	32%	32%	32%
Income tax effects of:
Revenues and expenses covered by PEZA registration	(12)	(2)	—
Foreign exchange adjustments	(11)	(12)	(15)
Write-off of NOLCO	(6)	—	—
Nontaxable losses from foreign operations	(5)	—	—
ITH incentives on registered activities	1	—	13
Change in tax rate due to approval of PEZA registration	—	(9)	—
Losses of registered activities subject to ITH	—	—	(14)
Valuation allowance	(2)	(8)	(16)

Effective income tax rates	(3%)	(1%)	0%

Foreign exchange adjustments represent a nondeductible tax item for Philippine tax reporting purposes which is a permanent difference on the U.S. GAAP book basis.

18. Registrations with the BOI and PEZA and Agreement with CHTZ

PSi Technologies

•	PEZA Registration

On May 17, 2004, PSi Technologies was registered with PEZA under the Omnibus Investment Code of 1987 and Republic Act (RA) No. 7916 for the manufacture of semiconductor devices for export and importation of raw materials, machinery and equipment, and other materials used in manufacture of semiconductor devices at the Food Terminal Incorporated—Special Economic Zone (FTI-SEZ).

As a PEZA registered entity, PSi Technologies is subject to a 5% tax on gross income less allowable deductions, as defined in RA No. 7916, as amended by RA No. 8748, in lieu of all national and local taxes, except real property tax on land leased by PSi Technologies in FTI-SEZ. The 5% tax on gross income shall be paid and remitted as follows:

•	Three percent (3%) to the National Government; and

•	Two percent (2%) to the treasurer’s office of the municipality or city where the enterprise is located.

As a result of the registration with PEZA, PSi Technologies can no longer claim net input VAT in the form of TCCs.

On October 27, 2004, the BOD of PEZA approved, through Resolution No. 04-359, the application of PSi Technologies for the registration of its new activity, particularly the manufacture of Powermite and Quad Flat No Leads (QFN) semiconductor products (New Activity). The New Activity shall be entitled to incentives granted to non-pioneer projects under RA No. 7916, as amended, subject to the signing of a Supplemental Agreement between the Company and PEZA. As of July 13, 2005, the Company has already submitted all the requirements to PEZA.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

•	BOI Registration

PSi Technologies was registered with the BOI as (1) a new export producer of voltage regulator on a preferred non-pioneer status, and (2) service exporter in the field of testing semiconductor devices on a non-pioneer status. Under the terms of these registrations, PSi Technologies is entitled to ITH incentive for a period of four years until June 2003 as a new export producer of voltage regulator and until August 2003 as a service exporter in the field of testing semiconductor devices. Also, PSi Technologies is required to comply with certain conditions imposed by the BOI, principally relating to exportation of a certain percentage of its production output.

Due to the expiration of ITH incentives in 2003, PSi Technologies was subject to the higher of the Philippine regular corporate income tax of 32% on net taxable income or MCIT of 2% on gross income until May 2004. No tax incentive was availed of in 2003 as PSi Technologies was in a tax loss position.

The BOI registration of PSi Technologies is deemed cancelled upon its registration with PEZA.

PSi Laguna’s PEZA registration

PSi Laguna is registered with the PEZA as a nonpioneer Economic Zone (ECOZONE) Export Enterprise for the manufacture, assembly and test of semiconductor devices (smart alphanumeric, rectifier devices and small signal transistor). The registration of PSi Laguna as a special ECOZONE Export Enterprise entitles PSi Laguna to, among others, the rights, privileges and incentives granted by the Omnibus Investments Code of 1987 and RA No. 7916.

Under the terms of the PEZA registration, PSi Laguna is entitled to ITH incentives as follows:

Devices	ITH Period
Rectifier devices	July 2000—July 2004
Small signal transistor	December 2000—November 2004

As a PEZA-registered entity, PSi Laguna is subject to a 5% tax on gross income less allowable deductions, as defined in RA No. 7916, as amended by RA No. 8748, in lieu of all national and local taxes, except real property tax on land leased by the PSi Laguna in ECOZONE, similar to those provisions discussed in a previous paragraph.

ITH incentive availed of in 2004 amounted to (Peso)0.7 million. No tax incentive was availed of in 2003 as PSi Laguna was in a tax loss position.

PSi Chengdu’s Agreement with CHTZ

Under the terms of PSi Technologies Investment Agreement with CHTZ for the operations of PSi Chengdu, CHTZ represents and warrants to and convenants with PSi Technologies with regard to the operations of PSi Chengdu the entitlement of the following tax benefits:

•	Applicable preferential treatment of two-year tax exemption followed by three-year enjoyment of the lowest income tax rate (in no case higher than 10%) starting from the first profitable year. Thereafter, PSi Chengdu will continue to enjoy the applicable lowest tax rate (in no case higher than 10%) if it continues to export 70% of its products. If PSi Chengdu exports less than 70% of its products, the tax rate will be 15%.

•	Exemption from the payment of custom duties and VAT for the importation of machinery, equipment, construction materials, moulds and spare parts. CHTZ will assist PSi Chengdu in the smooth importation of second-hand equipment;

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

•	Exemption from the payment of custom duties and VAT for the importation of raw materials, spare parts and packaging materials;

•	CHTZ will provide bonded warehouse facility to PSi Chengdu, including refund of VAT on items produced locally such as machinery, equipment, construction materials, raw materials, packaging materials, moulds and spare parts, all of which are made in China; and

•	PSi Chengdu shall not be liable to other state, local, city, municipal income taxes, consumption taxes, property taxes and fees.

19. Retirement Benefit Plan

The Company has a defined retirement benefit plan that covers all of its officers and full-time employees in the Philippines. Retirement costs are charged to operations and are based on amounts computed by an independent actuary.

The components of net periodic pension cost for the defined benefit plan are as follows:

	2004	2003	2002
Service cost of current year	$263,283	$243,452	$134,495
Interest cost on projected benefit obligation	91,427	81,157	67,627
Actuarial adjustments	—	—	13,782
Expected return on plan assets	(19,240)	(17,086)	(20,319)
Net amortization and deferrals	20,800	27,598	7,449

Total pension expense	$356,270	$335,121	$203,034

The following table sets forth the funded status and the amounts recognized in the consolidated balance sheets for the defined benefit retirement plan:

	2004	2003
Change in benefit obligation
Benefit obligation, beginning of year	$1,559,863	$1,389,210
Service cost	263,283	243,452
Interest cost	91,427	81,157
Benefits paid	—	(1,585)
Actuarial adjustment	(1,404,757)	(90,763)
Translation adjustment	(21,611)	(61,608)

Benefit obligation, end of year	$488,205	$1,559,863

Change in plan assets
Fair value of plan assets, beginning of year	$145,011	$141,535
Actual return on plan assets	8,379	9,422
Translation adjustment	(2,014)	(5,946)

Fair value of plan assets, end of year	$151,376	$145,011

Funded status	$(336,829)	$(1,413,225)
Unamortized transition obligation	297,424	314,748
Unrecognized net actuarial loss	(1,053,057)	352,232

Accrued benefit cost	$(1,092,462)	$(746,245)

The accumulated benefits obligation amounted to $274,279 and $620,232 in 2004 and 2003, respectively.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

It is the Company’s policy to invest pension fund assets in fixed income debt securities. In determining the overall expected long-term rate-of-return-on assets assumption, due consideration was given to the historical performance of plan investments. As of December 31, 2004 and 2003, the plan assets primarily consisted of investment in debt securities.

The Company expects to make approximately $361,618 of cash contributions to its pension plan in 2005. The significant assumptions used in determining the actuarial present value of the projected benefits obligations are as follows:

	2004	2003
Weighted average assumptions:
Discount rate	13.8%	6.0%
Expected return on plan assets	6.3%	6.0%
Rate of compensation increase	5.0%	5.0%

The assumed discount rate in 2004 is computed using an assumed yield curve weighted by the expected benefit pay-outs. The assumed yield curve was developed using the yield rates on Republic of the Philippines bonds obtained from the Philippine Bureau of Treasury as of December 31, 2004. The assumed discount rate in 2003 was based on historical investment rate of return on the retirement plan assets, which is equivalent to the rate at which the pension benefits could be effectively settled.

The table below presents the expected compulsory pension benefits of the Company to be paid out of the fund for the next ten years:

Year	Amount
2005	$30,028
2006	32,934
2007	41,314
2008	40,070
2009	41,356
2010 to 2014	291,488

Accrued retirement benefit costs of $1,092,462 in 2004 and $746,245 in 2003 are included in the “Trade and other payables” account in the consolidated balance sheets.

The measurement date of the Company’s December 31, 2004 actuarial valuation is December 31, 2004.

20. Stock Option (SO) Plan

On February 22, 2000, the Company’s stockholders approved the SO Plan. Under the SO Plan, the total number of shares of the Company that may be distributed shall not exceed 741,162 common shares, and participation shall be limited to certain directors, officers and employees. On the same date, 627,100 options were granted at an exercise price of $13.30 per share. Another 10,000 shares with the same terms as the initial award was granted on June 16, 2000 to include another officer. On February 2, 2004, 121,000 options were granted at an exercise price of $3.25 per share. On a calendar year basis, these options vest over five years from the date of grant and will expire three years from the vesting date.

The SO Plan is being administered by a committee (the “Committee”) who established the exercise price at the time any SO is granted at such amount as the Committee determines, except that such exercise price shall not be less than 90% of the fair market value which is defined as the latest available price of the underlying shares of common stock on the day such SO is granted.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

The vesting period shall in no event be beyond 10 years from the date of grant of such SO. Each SO granted shall be exercisable within 3 years from the time the right to such SO becomes vested, unless the necessary approval for such extension is first secured from the Philippine SEC.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. For each of the years ended December 31, 2004, 2003 and 2002, total stock compensation expense amounted to $653,207, $235,110 and $197,331, respectively. A summary of the status of the Company’s SO Plan as of December 31, 2004, 2003 and 2002, and changes during the years then ended are presented below:

	2004		2003		2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	580,350	$13.30	596,350	$13.30	635,850	$13.30
Granted	121,000	3.25	—		—
Expired	(38,690)	13.30	—		—
Forfeited	(7,500)	13.30	(16,000)	13.30	(39,500)	13.30
Outstanding at end of year	655,160	11.44	580,350	13.30	596,350	13.30
Options exercisable at yearend	348,210		348,210		232,140

The weighted average remaining contractual life of the options as of December 31, 2004 and 2003 is 3.0 years.

The Company uses the Black-Scholes option pricing model to calculate the value of the options at date of grant using the following assumptions:

	2004	2003
Volatility	1.1%	1.2%
Risk free interest rate at date of grant	11.1%	14.0%
Dividend yield	0%	0%
Expected term	5 years	5 years

21. Related Party Transactions

•	Advances to officers represent outstanding market rate loans to certain officers granted in December 1998 and November 2000.

•	In 2003, PSi Technologies issued a $4.0 million exchangeable senior subordinated note payable to Merrill Lynch due in 2008 (See Note 14).

22. Operating Lease Commitments

The Company leases certain of its office spaces and warehouse until 2020 and land until 2008. The leases are renewable at the end of the respective lease terms under such terms and conditions the parties may mutually agree upon.

The Investment Agreement between PSi Technologies and the Management Committee of CHTZ signed on December 7, 2003 contains provisions for the lease of two pre-fabricated factories and two adjacent parcels of land in the Sichuan Chengdu Export Processing Zone. The term of both leases is three years from the date the lease begins. The leases also contain options to purchase the factories and the right to use the land.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

The following is a schedule of future annual minimum rental payments (converted at (Peso)56.285 to $1, the exchange rate as of December 31, 2004) as of December 31, 2004:

Years Ending December 31	Amount
2005	$771,614
2006	830,224
2007	854,778
2008	573,912
2009	495,008
2010 and thereafter	6,028,201

$9,553,737

Rent expense amounted to $1,147,979, $646,159 and $681,804, for the years ended December 31, 2004, 2003 and 2002, respectively.

23. Fair Value of Financial Instruments

The estimated fair value of financial instruments had been determined by the Company using available market information and standard discounting methodologies. However, considerable judgment was required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or group of counter parties. The credit worthiness of counterparties is continually reviewed, and full performance is anticipated.

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

Exchangeable Note. The Exchangeable Note includes a beneficial conversion option. The carrying amount of this debt is discounted at a weighted average effective interest of 8.08% taking into account the value of the beneficial conversion option.

24. Reporting Segment

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available and is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

The Company is primarily engaged in one industry segment, semiconductor assembly and test services. Revenues summarized by geographic region (by customer domicile), are as follows:

	2004	2003	2002
United States	30.67%	37.97%	48.20%
Europe	61.68%	51.09%	39.49%
Asia	7.65%	10.94%	12.31%

The Company’s top five customers, as a percentage of its total revenues, are as follows:

Percentage to Total Revenue
2004
Infineon Technologies, Inc.	30.2
ST Microelectronics	17.5
Semiconductor Components Industries, Ltd.	13.7
Philips Components Philippines, Inc.	10.5
Texas Instruments, Inc.	9.0

2003
Infineon Technologies, Inc.	33.9
Texas Instruments, Inc.	18.6
Semiconductor Components Industries, Ltd.	12.7
Philips Components Philippines, Inc.	8.6
Fairchild Semiconductor International, Inc.	7.0

2002
Infineon Technologies, Inc.	21.9
Semiconductor Components Industries, Ltd.	19.9
Texas Instruments, Inc.	18.5
Philips Components Philippines, Inc.	9.0
Fairchild Semiconductor International, Inc.	7.0

We trade only with recognized, creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce our exposure to bad debts. We have no significant concentrations of credit risk.

As a result of such concentration of the customer base, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to, any of these customers could materially and adversely affect the Company’s results of operations and financial position.

As discussed in Note 1 to the consolidated financial statements, the Company’s plant in Chengdu, Sichuan Province, PROC, started commercial operations on July 22, 2004. The carrying value of the net liabilities in China as of December 31, 2004 is $2.3 million.

25. Denomination of Monetary Assets and Liabilities

The Company’s monetary assets and liabilities and their U.S. dollar equivalents follow:

2004	In U.S. Dollars	In Philippine Pesos (Translated into U.S. Dollars at (Peso)56.285 to $1)	Total
Assets	$13,375,298	$995,822	$14,371,120
Liabilities	37,370,968	9,757,572	47,128,540

Net Liabilities	$(23,995,670)	$(8,761,750)	$(32,757,420)

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

2003	In U.S. Dollars	In Philippine Pesos (Translated into U.S. Dollars at (Peso)55.500 to $1)	Total
Assets	$15,735,725	$1,969,309	$17,705,034
Liabilities	23,782,113	3,694,619	27,476,732

Net Liabilities	$(8,046,388)	$(1,725,310)	$(9,771,698)

2002	In U.S. Dollars	In Philippine Pesos (Translated into U.S. Dollars at (Peso)53.254 to $1)	Total
Assets	$15,086,101	$2,720,267	$17,806,368
Liabilities	35,962,131	2,893,415	38,855,546

Net Liabilities	$(20,876,030)	$(173,148)	$(21,049,178)

26. Computation of Earnings Per Share

	2004	2003	2002
Net loss	$(14,731,965)	$(21,003,522)	$(6,918,082)
Adjusted weighted average number of common shares issued and outstanding during the year	13,289,525	13,289,525	13,289,525

Earnings per share	$(1.11)	$(1.58)	$(0.52)

Potentially dilutive Exchangeable Note and stock options which would have antidilutive effect on earnings per share were excluded from the computation of earnings per share.

27. Contingencies

a. In September 2001, two substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court of Southern District of New York naming as defendants, in aggregate, PSi Holdings, certain of its current or former officers and directors, and certain underwriters to its IPO. Similar complaints have been filed against over 300 other issuers that have had IPOs since 1998 and all such actions have been included in a single coordinated proceeding. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly solicited and received “excessive” commission from investors and that some investors in the IPO allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate price of the Company’s stock. An amended complaint was filed on April 19, 2002. The Company and its officers and directors identified were named in the suits pursuant to Section 11 of the US Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, and other related provisions. The complaint seek unspecified damages, attorney and expert fees and other unspecified litigation costs.

On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO litigations, including the action involving the Company. On July 15, 2002, the Company, along with other non-underwriter defendants in the coordinated cases, also moved to dismiss the litigation. On February 19, 2003, the court ruled on the motions. The court granted the Company’s motion to dismiss the claims against it under

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

Rule 10b-5, due to insufficiency of the allegations against the Company. The court also granted the motion of the individual defendants to dismiss the claims against them under Section 10b-5 and Section 20 of the Exchange Act. The motions to dismiss the claims under Section 11 of the Securities Act were denied as to virtually all of the defendants in the consolidated cases, including the Company.

In June 2003, a proposed settlement of this litigation was structured between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. On or about July 22, 2003, a committee of the Company’s Board of Directors conditionally approved the proposed partial settlement. The settlement would provide, among other things, a release of the Company and of individual defendants for the conduct alleged to be wrongful in the amended complaint. The Company would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert or release certain potential claims the Company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurance carriers.

In June 2004, an agreement of settlement was submitted to the court for preliminary approval. The court requested that any objections to preliminary approval of the settlement be submitted by July 14, 2004 and the underwriter defendants formally objected to the settlement. The plaintiff and issuer defendants separately filed replies to the underwriter defendants’ objections to the settlement on August 4, 2004. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. If the parties are able to agree upon the required modifications, and such modifications are acceptable to the court, notice will be given to all class members of the settlement, a “fairness” hearing will be held and if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all.

Due to inherent uncertainties of litigation and because the settlement approval process is at a preliminary stage, the Company cannot accurately predict the ultimate outcome of the matter.

b. On November 19, 2003, PSi Technologies filed an injunction complaint against Manila Electric Company (Meralco) to enjoin it from disconnecting its supply of electric service on account of a billing differential in the amount of (Peso)21.2 million reckoned from April 1, 1998 to July 12, 2002. The billing differential came about from a defective meter installation by Meralco. Claiming negligence on the part of Meralco, the Company refused to pay the full amount and offered settlement of (Peso)2.0 million. Meralco insisted on full payment, hence the filing of the complaint. The Company does not believe that the ultimate outcome of the proceedings will have a material adverse effect on the Company’s overall financial position and results of operations. As of July 13, 2005, the case is pending pre-trial after referral of the case for mediation proved fruitless.

28. Subsequent Events

a. Registration of New PEZA Activity

On January 27, 2005, PSi Laguna and PEZA signed a Supplemental Agreement (Agreement) in line with the application of PSi Laguna for the registration of its new activity, particularly the manufacture of triac devices (Project) and approval of PEZA’s BOD under Resolution No. 04-419 on December 9, 2004 of such request. Under the terms of the Agreement, the Project shall be entitled to all incentives for non-pioneer projects under RA No. 7916 under the following conditions among others:

•	Submission of an environmental compliance certificate issued by the DENR-Environmental Management Bureau to the PEZA-Environmental Safety Group.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

•	Entitlement to a new and separate four year ITH incentive subject to setting up of separate books of accounts for the Project.

•	Compliance of export sales requirement as defined in the Agreement

PSi Laguna started commercial operation of the Project on January 3, 2005.

b. On January 28, 2005, PSi Laguna and Pacsem Realty entered into separate Contracts to Sell the unutilized Site 3 in Laguna to an unrelated Philippine corporation in the business of commercial and industrial property development and leasing, for $2.5 million. Of this amount, $1.0 million was paid upon signing of the agreement, with the balance payable every six months in six equal payments up to January 2008.

c. On March 9, 2005, PSi Holdings received a Nasdaq Staff Determination indicating its failure to comply with the market value of publicly-held shares requirement for continued listing of the Company’s ADSs in the Nasdaq National Market as set forth in Marketplace Rule 4450(a)(2), and that its ADSs will be delisted from the Nasdaq National Market at the opening of business on March 18, 2005. On March 16, 2005, PSi Holdings applied to transfer the trading of its ADSs to the Nasdaq SmallCap Market. The transfer was effected at the opening of business on March 29, 2005.

d. On June 2, 2005, PSi Technologies issued a $7.0 million exchangeable senior subordinated note to an affiliate of Merrill Lynch. The proceeds of the note will be used to partially finance capital expenditures related to the introduction of the Power QFN Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables.

29. Other Matters

a. Shipping and handling costs incurred in 2004, 2003 and 2002 amounted to $804,110, $443,565 and $254,147, respectively.

b. Advertising expense incurred in 2004, 2003 and 2002 amounted to $18,978, $16,046 and $33,004, respectively.

c. As of December 31, 2004, the Company has outstanding letters of credit amounting to $2.1 million.

30. Changes in Presentation of Comparative Consolidated Financial Statements

The Company reclassified certain accounts in 2003 and 2002 consolidated financial statements to conform with 2004 financial statement presentation.