Form 20-F/A
period 2004-12-31
PSI TECHNOLOGIES HOLDINGS INC
filed 2006-07-24
CIK 1106714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

EXPLANATORY NOTE

We are filing this amendment to our Annual Report on Form 20F to restate our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 to reflect the following: (a) adoption of Financial Accounting Standards Board Interpretation No. (FIN) 46(R), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, (b) correction of errors with respect to the presentation of restricted cash as a separate item in the 2004 consolidated balance sheet, (c) correction of the accounting for the change in the assumed rate at which pension benefits could be effectively settled and (d) correction for the misclassification of certain general and administrative expenses that should be presented as cost of sales and selling and marketing expenses for the years ended December 31, 2004, 2003 and 2002.

PSi Technologies Holdings, Inc. (PSi Holdings), through PSi Technologies, Inc. (PSi Technologies), a wholly owned subsidiary, has a 40% equity interest in PSitech Realty, Inc (PSitech Realty), in the form of preferred stock. Accordingly, PSi Technologies. holds 2 of 5 board seats in PSitech Realty. PSitech Realty, which is a holding company, has a 60% equity interest in Pacsem Realty, Inc. (Pacsem Realty) in the form of common stock, and PSi Holdings, through PSi Technologies, owns the remaining 40% equity interest in Pacsem Realty in the form of preferred stock. Pacsem Realty principally holds two parcels of land which are currently not in use. The acquisition of these properties was financed through borrowings from PSi Technologies. As of December 31, 2004, the carrying amount of the these assets and the related debt were approximately $2.9 million and $2.3 million, respectively. The total assets and equity of Pacsem Realty as of December 31, 2004 amounted to $2.9 million and $0.6 million, respectively. PSitech Realty principally holds one asset, its 60% equity interest in Pacsem Realty. As of December 31, 2004, the carrying amount of its investment in Pacsem Realty was at nil value. The total assets and capital deficiency of PSitech Realty as of December 31, 2004 amounted to $2,811 and $919, respectively. After reconsideration of FIN 46(R), PSi Holdings has concluded that PSitech Realty should be consolidated into the consolidated financial statements of PSi Holdings pursuant to the provision of FIN 46(R) as it is the primary beneficiary. The Company adopted FIN 46(R) for the years ended December 31, 2004 with retroactive restatement of all prior years presented. We have revised the consolidated financial statements and related disclosures accordingly.

Restricted cash was previously included as part of the “Cash” account in the consolidated balance sheets. Securities and Exchange Commission Regulation S-X Rule 5-02-1 requires any cash or cash items that are legally restricted as to usage or withdrawal to be disclosed separately on the face of the consolidated balance sheet.

We also changed the assumed rate at which pension benefits could be effectively settled. Previously, we used a discount rate of 10% in 2001 and 2002 and 6% in 2003, all of which were based on annuity contracts with a time frame which mirrored the maturity period of the plan assets. Therefore, the discount rates used are equal to the expected rates of return on plan assets. However, since the investment horizon of our plan assets approximate 5 to 7 years whereas our expected pension benefit settlements extend up to 40 years in the future, our assumed discount rates did not reflect the estimated rates at which the pension benefits could be effectively settled. We determined that the appropriate discount rates should be based on the Republic of the Philippines (ROP) treasury bond yield rates which were in effect as at December 31 for each of the years from 2001 to 2004 because these rates fairly reflect the rates at which the pension benefits could be effectively settled. The assumed discount rate was computed as the weighted average of the ROP treasury bond yield rate with maturities that corresponds with the period of time when the pension benefits are expected to be settled. The revised weighted average discount rates used are as follows: 2001 – 17%; 2002 – 14%; and 2003 – 12.4%.

We reclassified the noncurrent portion of accrued retirement expense to noncurrent liabilities. This was previously included as part of current liabilities under “Trade and other payables” account in the consolidated balance sheets. The balance of the current portion of accrued retirement was based on the projected benefit payment for the succeeding year as estimated by our independent actuary. The total accrued retirement expense as of balance sheet date as determined by our independent actuary less the projected benefit payment for the succeeding year was classified as noncurrent. A corresponding reclassification from current to noncurrent assets was also made for the related deferred tax assets in the consolidated balance sheets. The impact of the reclassification of noncurrent portion of accrued retirement expense to noncurrent liabilities, together with the reclassification of the related deferred tax assets is shown in Note 3 to the consolidated financial statements.

We reclassified a portion of rental expense from general and administrative expenses to cost of sales and selling and marketing expenses. The rental expense reclassified to cost of sales consists of rental expense associated with the areas relating to manufacturing and assembly and test operations while the portion allocated to selling and marketing expenses consists of rental expense associated with the areas relating to marketing and sales. The impact of the reclassification of a portion of rental expense from general and administrative expense to cost of sales and selling and marketing expenses is shown in Note 3 to the consolidated financial statements.

We reclassified brokerage and handling charges from general and administrative expenses to cost of sales as these relate to costs associated with importation of materials and customer owned materials that had already been used in the manufacture of our products. The impact of the reclassification of brokerage and handling charges from general and administrative expenses to cost of sales is shown in Note 3 to the consolidated financial statements.

No attempt has been made in this Form 20F/A to modify or update other disclosures presented in the original report on Form

20F, except as required to reflect the effects of the restatements discussed in the foregoing and updated discussion relating to risks and uncertainties as discussed in Note 1 to the consolidated financial statements. This Form 20F/A does not reflect events occurring after the filing of the 2004 Form 20F on July 15, 2005. However, this Form 20F/A includes, as exhibits, new certifications by our principal executive officer and principal financial officer as required by Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended.

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

PART I

Statements contained in this annual report on Form 20-F/A and in future filings with the Securities and Exchange Commission, or the SEC, in our press releases or in other public or shareholder communications that are not purely historical facts are forward-looking statements that involve risks and uncertainties. Statements looking forward in time are included in the annual report on Form 20-F/A pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the following:

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

We undertake no obligation to publicly revise these forward-looking statements to reflect events, circumstances or the occurrence of unanticipated events that occur subsequent to the date of this annual report on Form 20-F/A.

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report. The summary consolidated statements of operations data in the table below for the years ended December 31, 2002, 2003 and 2004 have been derived from our restated audited consolidated financial statements included elsewhere herein. The summary consolidated balance sheet data in the table below as of December 31, 2000, 2001 and 2002 have been restated to reflect the impact of the amendment identified in the Explanatory Note on page 2 of this Form 20-F/A. Our restated audited consolidated financial statements are reported in U.S. dollars and have been prepared and presented in conformity with U.S. GAAP consistently applied for all years.

	For the years ended December 31
	2000[1]	2001[1]	2002	2003	2004
			(Restated-see Note 3 to the Consolidated Financial Statements)	(Restated-see Note 3 to the Consolidated Financial Statements)	(Restated-see Note 3 to the Consolidated Financial Statements)
	(Dollar amounts, as restated, and number of shares in thousands, except per share data.)
Consolidated Statements of Operations Data:
Revenues	73,671	53,512	70,537	76,933	79,139
Cost of sales	60,045	52,239	68,750	75,399	80,002

Gross profit (loss)	13,626	1,273	1,787	1,534	(863)

General and administrative	4,516	5,184	5,820	6,621	8,014
Special charges	—	—	—	12,896	1,263
Selling and marketing	850	966	1,145	762	794
Research and development	948	691	1,253	723	1,008

Income (loss) from operations	7,312	(5,568)	(6,431)	(19,468)	(11,942)

Interest and bank charges—net	681	101	(401)	(1,214)	(2,139)
Foreign exchange gains (losses)—net	738	796	22	(242)	(322)
Lease income	—	—	—	—	92
Early retirement cost	—	(680)	—	—	—
Gain (loss) on disposal of property and equipment	—	—	39	(1)	1
Equity in net loss of an investee	—	—	—	—	—

Income (loss) before income tax and minority Interest	8,731	(5,351)	(6,771)	(20,925)	(14,310)

Provision for (benefit from) income tax
Current	694	27	—	6	2
Deferred	54	(9)	62	(231)	367

Income (loss) before minority interest	7,983	(5,369)	(6,833)	(20,700)	(14,679)

Minority interest	(17)	3	48	(11)	31

Net income (loss)	7,966	(5,366)	(6,785)	(20,711)	(14,648)

Weighted average number of common shares outstanding (1)	12,451	13,290	13,290	13,290	13,290

Operating income (loss) from continuing operations per common share	0.59	(0.42)	(0.48)	(1.46)	(0.90)

Basic earnings per common share (2)	0.64	(0.40)	(0.51)	(1.56)	(1.10)

Other Financial Data:
Depreciation	8,352	12,035	13,839	15,500	16,965
Capital expenditures	47,475	21,807	18,354	10,177	15,016 (a)
Cash flows from operating activities	18,361	4,470	1,533	986	8,040
Cash flows used in investing activities	(48,670)	(19,736)	(5,870)	(5,699)	(9,047)
Cash flows from financing activities	42,075	5,066	4,252	3,950	1,116

(a)	Including cost of property and equipment amounting to $6,695 in 2004, $4,008 in 2003, $10,894 in 2002, and $8,312 in 2001 acquired on account through suppliers’ credits and equipment acquired under capital lease arrangements.

[1]	Certain selected financial data for 2000, 2001 and 2002 have been restated to reflect the amendments identified in the Explanatory Note on page 2 of this Form 20-F/A.

	As of December 31,
	2000[1]	2001[1]	2002 [1]	2003	2004
				(Restated-see Note 3 to the Consolidated Financial Statements)	(Restated-see Note 3 to the Consolidated Financial Statements)
	(thousands of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	11,993	1,793	1,701	936	1,046
Working capital (3)	13,153	(304)	(12,334)	(11,466)	(22,775)
Total assets	106,083	105,004	112,792	89,431	88,527
Long-term debt (4)	—	3,568	2,987	3,670	3,044
Total stockholders’ equity	85,557	80,281	73,674	56,067	42,072

[1]	Certain selected financial data for 2000, 2001 and 2002 have been restated to reflect the amendments identified in the Explanatory Note on page 2 of this Form 20- F/A.

(1)	Based on the number of common shares outstanding at the beginning of the period, adjusted by the number of common shares repurchased or issued during the period and after giving retroactive effect to the reverse stock split effected on February 14, 2000, multiplied by a time weighting factor equal to the number of days that the specific shares are outstanding as a proportion of the total number of days in the period.
(2)	Basic and diluted earnings per share amounts are the same because the effect of the assumed exercise of all outstanding stock options and conversion of the exchangeable note is anti-dilutive.
(3)	Total current assets minus total current liabilities.
(4)	Including current portions of long-term debt, obligations under capital lease and other long-term liabilities amounting to $684, $2,708, $1,766 and $1,171 in 2001, 2002, 2003 and 2004 respectively.

	As of December 31,
	2000[1]	2001[1]	2002[1]	2003	2004
				(Restated-see Note 3 to the Consolidated Financial Statements)	(Restated-see Note 3 to the Consolidated Financial Statements)
	(thousands of dollars)
Current assets	33,609	21,467	26,505	19,963	21,807
Current Liabilities	20,456	21,771	38,839	31,429	44,582

Working Capital	13,153	(304)	(12,334)	(11,466)	(22,775)

[1]	Certain selected financial data for 2000, 2001 and 2002 have been restated to reflect the amendments identified in the Explanatory Note on page 2 of this Form 20-F/A.

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

In July 2003, we issued a $4.0 million exchangeable senior subordinated note to Merrill Lynch Global Emerging Markets Partners, L.P. (Merrill Lynch), due in 2008 which bears interest at a rate of 10% per annum, net of Philippine withholding taxes. The exchangeable note was issued to pay off certain liabilities related to our capital expenditures incurred in 2002 which were due by the end of the second and third quarters of 2003 and could not be paid out of current cash flow from operations or available lines of credit. Over the course of the first and second quarter of 2003, the Company pursued several possible avenues of financing but no such alternative could be put in place in time to pay for the liabilities. In June 2005, we issued a $7.0 million 4-year exchangeable senior subordinated note due in 2009 to Merrill Lynch Global Emerging Markets Partners, LLC, an affiliate of Merrill Lynch Global Emerging Markets Partners, L.P., which bears interest at a rate of 10% per annum, net of Philippine withholding taxes. The proceeds of the note was used to partially finance capital expenditures related to the introduction of the Company’s Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes.”

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

The recurring losses from our operations and net capital deficiency raise substantial doubt about our ability to continue as a going concern.

We incurred recurring losses since 2001. Our net loss for the years ended December 31, 2004, 2003 and 2002 amounted to $14.6 million, $20.7 million and $6.8 million, respectively, while deficit amounted to $30.4 million as of December 31, 2004 and $15.7 million as of December 31, 2003. Further, our negative working capital amounted to $22.8 million as of December 31, 2004 and $11.5 million as of December 31, 2003. In 2004 and 2003, we recognized provision for impairment losses on certain property, plant and equipment amounting to $1.3 million and $11.4 million, respectively, primarily due to the discontinuance of production of certain existing power packages with erratic or low sales volume and decline in the recoverable value of an idle property.

As of December 31, 2004, PSi Holdings and PSi Technologies have not complied with certain financial ratio requirements under the credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria). However, on December 27, 2004, RZB-Austria waived all financial covenant breaches based on the June 30, 2004 unaudited consolidated financial statements of PSi Holdings and unaudited parent company financial statements of PSi Technologies, prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The waiver is preconditioned on the ability of PSi Holdings and PSi Technologies to remedy any continuing loan covenant breaches based on the December 31, 2004 U.S. GAAP unaudited consolidated financial statements of PSi Holdings and unaudited parent company financial statements of PSi Technologies by requiring the shareholders of PSi Holdings to infuse additional capital (see Note 10). On July 13, 2005, RZB-Austria confirmed that all 2004 breaches have been waived. Further, the next test of compliance with loan covenants will be based on the next U.S. GAAP audited consolidated financial statements of PSi Holdings as of and for the year ended December 31, 2005.

On June 2, 2005, to address the breaches, PSi Technologies issued a $7.0 million four-year exchangeable senior subordinated note due in 2009, which bears interest at 10% per annum, to an affiliate of Merrill Lynch (see Note 27). On April 4, 2006, RZB extended the credit facility to the Company until December 31, 2006 under similar terms and conditions.

The foregoing conditions, risks and uncertainties raise substantial doubt as to our ability to continue as a going concern and could affect our ability to develop advanced technology and expanded services, compete against companies with greater operating capacity and financial resources, increase production capacity, obtain assembly and test equipment to meet the demand for our products and services, obtain favorable terms from suppliers, and repay bank loans and obtain additional bank credit facilities. Our continued operations as a going concern is dependent on our ability to generate sufficient cash flows from operations and/or seek other sources of financing; however there are no assurances that positive operating results can be achieved nor that any additional financing or refinancing can be obtained on favourable terms, if at all. We plan to mitigate our going concern risk by engaging in cost reduction measures through plant closures, rationalizing our capital expenditures and promoting better operating efficiencies. In addition, we plan to increase our revenue by targeting higher volume and margin sales from existing and new customers.

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

Our top five customers accounted for approximately 50% in 2000, 56% in 2001, 76% in 2002, 81% in 2003 and 81% in 2004 of total revenue. Our largest customer accounted for approximately 12% in 2000, 17% in 2001, 22% in 2002, 34% in 2003 and 30% in 2004 of total revenue. Infineon Technologies continued to be our largest customer in 2002, 2003 and 2004. This is attributable to Infineon’s increased practice of outsourcing their power semiconductor assembly and test requirements to our company. On May 25, 2005, we received notice from Fairchild Korea Semiconductor (Fairchild Korea) of its intention to terminate its subcontract assembly and test contract with us, effective June 30, 2005. Fairchild Korea accounted for 5.6% in 2003 and 3.1% in 2004 of total revenue. It would be difficult for us to quickly replace a major customer that permanently discontinues or significantly reduces its commercial relationship with us, as new customers usually require us to pass a lengthy and rigorous qualification process. Also, semiconductor companies generally rely on service providers with which they have established relationships to meet their assembly and testing needs for existing and future applications. If any one of our key customers were to reduce its purchases significantly, any inability on our part to attract new major customers or shift our excess production capacity to our remaining customers could materially impact our financial viability and profitability.

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

On June 14, 2004, JAFCO Investment (Asia Pacific), Ltd., acting as investment manager for NJI No. 2 Investment Fund, or NJI, requested that we file a registration statement covering the 1,955,741 shares held by NJI pursuant to NJI’s rights under the Registration Rights Agreement described in Item 7—”Major Shareholders and Related Party Transactions—Related Party Transactions.” The registration request was not ultimately pursued by JAFCO.

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

The following material corporate events occurred in 2004 and the first half of 2005:

•	On January 14, 2004, we signed a long-term supply agreement with Philips Semiconductors and Electronic Devices Limited to provide outsourced power semiconductor assembly and test services through our facility in Chengdu, Sichuan Province, PRC. The products to be packaged and tested are bipolar power products with consumer electronics, white goods, lighting, power supplies and industrial end applications. As part of the agreement, Philips will progressively transfer its production of bipolar products, currently located in Philips’ assembly and test facility in Cabuyao, Laguna Province, Philippines, to PSi in China. See “Item 3 Key Information—Risk Factors”.

•	On March 18, 2004, James Knapp was appointed Vice President of Technology, Package Development and Central Engineering. His title was later changed to Vice President and Chief Technology Officer. Mr. Knapp is an accomplished technologist with over 30 years (and 33 patents, with 11 pending) of development engineering, package development and manufacturing management experience in the semiconductor industry at companies such as ON Semiconductor and Motorola. Among other initiatives, Mr. Knapp will be leading the Power QFN Packaging Platform development effort at PSi.

•	On May 17, 2004, the PEZA registered PSi Technologies, Inc., our principal operating subsidiary operating in PSi’s primary facility in Taguig, as an Ecozone Export Enterprise to engage in the manufacture of semiconductor devices at the Food Terminal Incorporated Special Economic Zone. Under the terms of registration, PSi is entitled to incentives granted to non-pioneer projects under R. A. No. 7916, subject to the terms and conditions specified under the approval.

•	On November 27, 2004, we signed a broad, multi-year patent license agreement with Amkor Technology, Inc. (Amkor) that grants PSi rights under Amkor’s portfolio of MicroLeadFrame® patents and grants Amkor access to the intellectual property being developed by PSi related to its Power QFN technology.

•	On December 27, 2004, we received from Raiffeisen Zentralbank Austria (RZB-Austria) a notification extending our $10.0 million Revolving Facility Agreement, to December 31, 2005. RZB-Austria waived all financial covenant breaches based on the June 30, 2004 US GAAP unaudited consolidated financial statements. The waiver is preconditioned on our ability to remedy the continuing breaches based on the December 31, 2004 unaudited US GAAP consolidated financial statements by requiring the shareholders of the Company to infuse additional capital. On July 13, 2005, RZB-Austria waived all the breaches based on the December 31, 2004 unaudited US GAAP consolidated financial statements. The next test of compliance to covenants will be based on the next U.S. GAAP audited consolidated financial statements of PSi Holdings as of and for the year ending December 31, 2005.

•	On January 15, 2005, we appointed Roque Felipe M. Granada to the position of Senior Vice President for Sales, Marketing and Customer Service. Mr. Granada was previously with Amkor Technology, Inc., where he held the position of Executive Director of Sales (Asia Region). Prior to that, he spent 8 years with PSi, holding various positions including Vice President of Management Services and Sales & Marketing.

•	On January 28, 2005, we entered into a contract to sell our unutilized third site in Laguna to an unrelated Philippine corporation in the business of commercial and industrial property development and leasing, for $2.5 million. Of this amount, $1.0 million was paid upon signing of the agreement, with the balance payable every six months in six equal payments through January 2008.

•	On March 9, 2005, we received a Nasdaq Staff Determination indicating that the Company failed to comply with the market value of publicly-held shares requirement for continued listing of the Company’s ADS in the Nasdaq National Market as set forth in Marketplace Rule 4450(a)(2), and that our ADSs would be delisted from The Nasdaq National Market at the opening of business on March 18, 2005. On March 16, 2005, we applied to transfer the trading of our ADSs to The Nasdaq SmallCap Market. The transfer was effected at the opening of business on March 29, 2005. The ADSs continue to be traded under the symbol “PSIT”.

•	On June 2, 2005, we issued a $7.0 million exchangeable senior subordinated note to an affiliate of Merrill Lynch Global Emerging Markets Partners, L.P., our majority shareholder. The proceeds of the note will be used to partially finance capital expenditures related to the introduction of our Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholder and Related party Transactions—The Merrill Lynch Exchangeable Notes.”

•	On June 2, 2005, we appointed Gordon J. Stevenson to the position of Chief Operating Officer and Executive Vice President, effective July 2005. Mr. Stevenson is an accomplished operations and turnaround specialist with over 30 years experience in the semiconductor and manufacturing industries at companies such as GI Microelectronics and Royal Philips Electronics. As COO, Mr. Stevenson will direct all operational initiatives to return the Company to profitability, grow business, and ensure financial strength and operating efficiency.

•	On June 8, 2005, we filed with the U.S. Patent Office a stud bump flip chip method of manufacture for a QFN (Quad Flat No-Lead) Package.

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

Non-Power Semiconductor Assembly and Test Services

We provide assembly, test and special process services for standard non-power semiconductors to maintain long-established customer partnerships. Non-power integrated circuit semiconductors typically operate at lower power levels and integrate multiple functions such as processing and conveying complex information in electronic form. We have assembly lines for a number of standard non-power packages that accommodate various customer requirements. Some of our non-power services are organized as dedicated business units such as a captive test line for various packages for Vishay Intertechnology Asia PT and Microsemi.

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

We compete indirectly with businesses that focus primarily on non-power integrated circuit semiconductor assembly and test, including:

•	Advanced Semiconductor Engineering, Inc.;

•	Amkor Technology, Inc.;

•	ASE Test Limited;

•	ASAT, Ltd.;

•	Siliconware Precision Industries Co., Ltd.;

•	STATS ChipPAC Ltd.;

•	Shinko Electric Industries Co. Ltd.; and

•	Tak Cheong Electronics (Holdings) Co. Ltd.

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

Capacity Utilization

Our results of operations are affected by the capital-intensive nature of our business. A significant portion of our costs, principally relating to assembly and test equipment, are fixed. Increases or decreases in capacity utilization rates can have a significant effect on our gross margin and profitability since the unit cost of our services generally decreases as fixed costs, such as equipment depreciation expense, are spread over a larger number of units. Depreciation expense as a percentage of cost of sales was 18.6% in 2002, 19.1% in 2003 and 20.1% in 2004. Depreciation as a percentage of cost of sales decreased in 2002 because of the increase in sales, increased in 2003 as a result of our increased investment in equipment to expand our assembly and test capability in the Philippines. In 2004, we recognized an additional $1.4 million depreciation expense, as a result of the change in estimated useful lives for equipment with low utilization rates, packages with low margins or are not part of our core competencies, and the fixed assets related to our business with Fairchild Korea which was terminated on June 30, 2005.

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

Increased Profitability

In 2003, we undertook the following measures to maintain the gross profit percentage at the same level as 2002: (i) reduction of cost by substituting raw materials with qualified lower costing raw materials and by using alternative sources of materials; (ii) elimination of non-value added functions and redundant positions to enhance productivity and better cycle time; and (iii) improvement of manufacturing yields and quality.

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

2004 Highlights

Highlights for 2004 are:

• Manufacturing. We continue to focus on improving all aspects of our manufacturing operations, including the substitution of lower cost raw materials and supplies, reduction in packaging costs through strategic and China sourcing and improvements to production processes. Our consolidated cost of goods sold increased by 6.1% from $75.4 million in 2003 to $80.0 million in 2004. This increase was primarily due to increases in depreciation and raw material costs. As a result, we incurred a gross loss of $0.9 million in 2004 compared the gross profit of $1.5 million in 2003. Gross margins in 2004 were largely affected by the percentage of depreciation and raw materials to cost of sales and the gross loss incurred by the Chengdu facility which started operations in 2004. Depreciation increased by 10.5% from $14.4 million in 2003 to $15.9 million in 2004 primarily due to the $1.4 million additional depreciation resulting from the shortening of the lives of certain fixed assets. Depreciation as a percentage of sales was 18.7% in 2003 and 20.1% in 2004. The Chengdu facility incurred a gross loss of $1.2 million in 2004.

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

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with United States GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to depreciation, impairment, bad debts, inventories, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of its consolidated financial statements.

Principles of Consolidation

The consolidated financial statements of PSi Holdings include the accounts of its controlled subsidiaries, where PSi Holdings owns, directly or indirectly, more than one-half of the outstanding voting shares, as follows:

•	PSi Technologies, a corporation registered with the Philippine Economic Zone Authority (PEZA), engaged in the design, assembly and test of power semiconductor devices, and packaging and test services for non-power applications, including plastics and hermetics;

•	PSi Laguna (wholly owned through PSi Technologies), a PEZA-registered enterprise, engaged in the manufacture, assembly and test of power semiconductor devices;

•	Pacsem (wholly owned through PSi Technologies), a U.S. corporation engaged exclusively in marketing activities on behalf of PSi Technologies and PSi Laguna outside the Philippines;

•	PSi Mauritius (wholly owned through PSi Technologies), a company incorporated in the Republic of Mauritius, organized as a holding company of PSi Chengdu;

•	PSi Chengdu (wholly owned through PSi Mauritius), a company incorporated in the PRC, engaged in semiconductor assembly and test services for Philips;

•	Pacsem Realty (40% owned through PSi Technologies and 24% owned through PSi Technologies’ investee, PSitech Realty), a real estate company which holds two parcels of land currently not in use which has been financed by debt from PSi Technologies.

The consolidated financial statements of PSi Holdings also include the accounts of Psitech Realty, a variable interest entity for which PSi Holdings is the primary beneficiary, PSi Holdings has, through PSi Technologies, a 40% equity interest in Psitech Realty, in the form of preferred stock. PSitech Realty has outstanding cash advances payable to PSi Technologies amounting to $3,716 and $3,247 as of December 31, 2004 and 2003.

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated.

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

We recognized an additional $1.4 million depreciation expense as a result of the change in estimated useful lives for certain equipment associated with packages with very low or negative margin and whose estimated useful life could be lower than the original remaining life of the assets. In addition, we reduced the estimated useful life of the equipment related to our business with Fairchild Korea as this business was terminated on June 30, 2005.

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

Revenue Recognition

The Company has three primary revenue streams related to the assembly and test of semiconductor products used for power conversion or power management applications: assembly-only, testing-only, and assembly and testing. Revenue from assembly only and test-only services is recognized upon the completion of the related service which coincides with the shipment of packaged semiconductors to the customers. For arrangements involving both assembly and test services, revenue is recognized upon the completion of test services which coincides with the shipment of the packaged semiconductors to the customers. We do not take ownership of customer-supplied semiconductor raw materials. Title and risk of loss remain with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. Such policies are consistent with the provisions of the U.S. Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” which supersedes SAB No. 101. SAB No. 104 requires that the following four criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

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

A. Results of Operations

The following table presents selected operating data as a percentage of revenue for the periods indicated:

	For the years ended December 31
	2001[1]	2002	2003	2004
		(Restated-see Note 3 to the Consolidated Financial Statements)	(Restated-see Note 3 to the Consolidated Financial Statements)	(Restated-see Note 3 to the Consolidated Financial Statements)
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	97.6	97.5	98.0	101.1

Gross profit (loss)	2.4	2.5	2.0	(1.1)
Operating expenses
General and administrative	9.7	8.2	8.6	10.1
Special charges	—	—	16.8	1.6
Selling and marketing	1.8	1.6	1.0	1.0
Research and development	1.3	1.8	0.9	1.3

Total operating expenses	12.8	11.6	27.3	14.0

Loss from operations	10.4	9.1	25.3	15.1
Other income (expenses)—net
Interest and bank charges—net	0.2	(0.6)	(1.6)	(2.7)
Foreign exchange gains (losses)	1.5	0.0	(0.3)	(0.4)
Gain on disposal of property and equipment	—	0.1	—	—
Lease income	—	—	—	0.1
Early retirement costs	(1.3)	—	—	—

Total other income (expenses)	0.4	(0.5)	(1.9)	(3.0)

Loss before income tax and minority interest	10.0	9.6	27.2	18.1
Provision for (benefit from) income tax	(0.0)	0.0	(0.3)	0.4
Minority interest	(0.0)	0.0	0.0	0.0

Net loss	10.0%	9.6%	26.9%	18.5%

[1]	The selected operating data for 2001 have been restated to reflect the amendments identified in the Explanatory Note on page 2 of this Form 20- F/A.

Year to Year Comparison for Years Ended 2001 to 2004

Revenues and Gross Margins

	For the years ended December 31 (In thousands of dollars, except percentages)
	2001[1]	2002	% change from 2001	2003	% change from 2002	2004	% change from 2003
		(Restated-see Note 3 to the Consolidated Financial Statements)		(Restated-see Note 3 to the Consolidated Financial Statements)		(Restated-see Note 3 to the Consolidated Financial Statements)
Revenue	53,512	70,537	31.8%	76,933	9.1%	79,139	2.9%
Cost of sales	52,239	68,750	31.6%	75,399	9.7%	80,002	6.1%

Gross profit (loss)	1,273	1,787	40.4%	1,534	(14.1)%	(863)	(156.3)%
Gross profit (loss) percentage	2.4%	2.5%		2.0%		(1.1)%

[1]	The selected operating data for 2001 have been restated to reflect the amendment identified in the Explanatory Note on page 2 of this Form 20- F/A.

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

By geographical market, sales to our customers in the United States decreased by 16.9% to $24.2 million in 2004, from $29.2 million in 2003, due to the reduction in sales to Texas Instruments Inc. as a result of reduced end demand and their decision to outsource to other subcontractors in Asia. Sales to our European customers increased 24.2% to $48.8 million in 2004, from $39.3 million in 2003, primarily due to an increase in sales to ST Microelectronics and Philips Semiconductors. Sales to our customers in Asia decreased 28.0% to $6.0 million in 2004, from $8.4 million in 2003, due to the reduction in sales to Fairchild Korea. The geographical distribution of our revenue is classified according to the domicile of our customers, and not according to the actual locations where the end products are finally assembled, marketed and sold.

Cost of sales includes raw materials used to assemble our packages, depreciation of assembly, test, facilities and facilities support equipment, labor and attributed overhead. Cost of sales increased by 6.1% to $80.0 million, from $75.4 million in 2003, primarily due to increases in depreciation and raw material costs. Depreciation increased by 10.5% due to an additional $1.4 million depreciation expense, as a result of the change in estimated useful lives for equipment with low utilization rates, packages with low margins or outside our core competencies, and the fixed assets related to our business with Fairchild Korea which was terminated on June 30, 2005. This increase was partially offset by a decrease in depreciation brought about by the impairment of machinery and equipment recognized in 2003. Raw material costs including packaging cost increased by 6.6% in 2004 due to the increase in the price of underlying commodities and the shift in production to larger sized power packages. As a result, we incurred a gross loss of $0.9 million in 2004 compared to gross profit of $1.5 million in 2003.

Gross margin, however, is largely affected by the percentage of depreciation and raw materials to cost of sales. Depreciation as a percentage of sales was 20.1% in 2004 and 18.7% in 2003. Raw Materials including packaging cost as a percentage of sales was 49.4% in 2004 and 47.6% in 2003. We incurred a gross loss of $1.2 million in 2004 in our Chengdu facility.

2003 versus 2002. Revenues increased by 9.1%, from $70.5 million in 2002 to $76.9 million in 2003, primarily due to a 22% increase in volume of sale of semiconductor packages shipped to existing customers and new customers. On a per package basis, our average selling price, however, decreased by an average of 10% due to the decline in selling prices to our customers while changing product mix to certain high volume package lines lowered overall average selling prices further. The decrease in selling price is a result of continued pressure from the consumer market to deliver end products at the most competitive prices. We do not anticipate further declines in average selling prices for the balance of 2004. The volume of power packages shipped increased 31% in 2003 compared to 2002, and accounted for 94% of our net sales in 2003 compared to 89% in 2002. The increase in sales volume is largely attributed to the increase in demand of semiconductor industry as a whole combined with increased outsourcing activity from our customers.

By geographical market, sales to our customers in the United States decreased 14% from $34.0 million in 2002 to $29.2 million in 2003 due to a decrease in sales to Semiconductor Components, more commonly known in the industry as ON Semiconductor which was brought about by a decrease in demand for their products. As a percentage of revenue, sales in the United States decreased from 48% in 2002 to 38% in 2003 due to an increase in sales in Europe. Our sales to Europe increased 41% from $27.9 million in 2002 to $39.3 million in 2003, primarily due to an increase in sales to Infineon Technologies, ST Microelectronics, and Philips. Sales to our customers in Asia decreased 3% from $8.7 million in 2002 to $8.4 million in 2003 due to the decrease in sales to Texas Instruments Phils. and National Semiconductor. The reduction in sales in Asia was partially offset by the increase in sales to Fairchild Semiconductor and Vishay Intertechnology Asia PT. However, that the geographical distribution of our revenue is classified according to the domicile of our customers, and not according to the actual locations where the end products are finally assembled, marketed and sold.

Cost of sales includes raw materials used to assemble our packages, depreciation of assembly and test equipment, labor and attributed overhead. Cost of sales increased 9.7% from $68.8 million in 2002 to $75.4 million in 2003, primarily due to increases in production volume. Raw material costs including packaging cost increased by 17% in 2003 compared with 2002 largely due to the increase in production volume. With additional capital investments, depreciation expense in 2003 increased 12% from 2002. As a result, gross profit decreased by 14.1% from $1.8 million in 2002 to $1.5 million in 2003. Our gross margin decreased from 2.5% in 2002 to 2.0% in 2003.

The increase in copper prices, which is the base material for our products, did not affect us in 2003. For 2004, we anticipate the increase in copper prices to increase the cost of our raw materials. Currently, we are undertaking measures to substitute materials or suppliers for our products as well as pass such increases in raw material costs to our customers.

Gross margins, however, are largely affected by the percentage of depreciation to cost of sales. Depreciation as a percentage of cost of sales is 19.1% in 2003 and 18.6% in 2002. Moreover, the 10% reduction in average selling price in 2003 pushed our gross margins downwards.

2002 versus 2001. Revenues increased 32%, from $53.5 million in 2001 to $70.5 million in 2002, primarily due to a 62% increase in the volume of sales of semiconductor packages shipped to existing customers and new customers. We continued to experience pricing pressure, with average selling prices falling by 6%, due to excess capacity within the industry and limited pricing power. The volume of power packages shipped increased 81% in 2002 compared to 2001, and accounted for 89% of our net sales in 2002 compared to 83% in 2001. By geographical market, sales to our customers in the United States increased 19% from $28.6 million in 2001 to $34.0 million in 2002 due to an increase in sales to Texas Instruments, but decreased as a percentage of revenue from 53% in 2001 to 48% in 2002 due to a larger increase in sales in Europe. Our sales to Europe increased 92% from $14.5 million in 2001 to $27.8 million in 2002, primarily due to an increase in sales to Infineon Technologies, Spett.le ST Microelectronics, and Philips Semiconductor. Sales to our customers in Asia decreased 17% from $10.4 million in 2001 to $8.7 million in 2002 due to the decrease in sales to Power First, Texas Instruments (Phils), and Fairchild Korea. The reduction in sales in Asia was partially offset by the increase in sales to National Semiconductor and Vishay Intertechnology Asia PT.

Cost of sales increased by 31.6% from $52.2 million in 2001 to $68.8 million in 2002, in line with the increase in revenues. However, a change in product mix resulted in a 37.1% increase in raw materials and manufacturing expenses (direct labor and overhead) in 2002 as compared to 2001. Depreciation expense increased by 12% in 2002 due to continued investment in manufacturing equipment. Gross profit increased by 40.4% from $1.3 million in 2001 to $1.8 million in 2002. Our gross margin increased from 2.4% in 2001 to 2.5% in 2002.

Operating Expenses

	For the years ended December 31 (In thousands of dollars, except percentages)
	2001[1]	2002	% change from 2001	2003	% change from 2002	2004	% change from 2003
		(Restated-see Note 3 to the Consolidated Financial Statements)		(Restated-see Note 3 to the Consolidated Financial Statements)		(Restated-see Note 3 to the Consolidated Financial Statements)
General and Administrative	5,184	5,820	12.3%	6,621	13.8%	8,014	21.0%
Special charges	—	—	—	12,896	—	1,263	(90.2)%
Selling and Marketing	966	1,145	18.5%	762	(33.4)%	794	4.1%
Research and Development	691	1,253	81.3%	723	(42.3)%	1,008	39.5%

Total Operating Expenses	6,841	8,218	20.1%	21,002	155.6%	11,079	(47.3)%

Percentage to Net Sales (%)	12.8%	11.7%		27.3%		14.0%

[1]	The selected operating data for 2001 have been restated to reflect the amendment identified in the Explanatory Note on page 2 of this Form 20- F/A.

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

2004 versus 2003. G&A expenses increased 21.0% from $6.6 million in 2003 to $8.0 million in 2004, principally due to the $1.0 million in G&A expenses incurred by our Chengdu facility. Total stock compensation expense increased to $0.6 million in 2004 from $0.2 million in 2003.

G&A expenses as a percentage of revenue increased from 8.6% in 2003 to 10.1% in 2004, as a result of the incurrence of salaries, professional fees and brokerage charges related to our Chengdu facility.

2003 versus 2002. G&A expenses increased 13.8% from $5.8 million in 2002 to $6.6 million in 2003, principally due to increased depreciation and amortization, and expenses related to our status as a publicly-listed company in the United States, in particular insurance, professional (primarily legal and accounting) and consultancy fees and investor relations costs. Insurance increased primarily because of the general increase of the insurance premiums related to Directors & Officers Insurance, and secondarily due to an increase in property insurance premiums. Professional fees increased due to the legal and other fees incurred in the IPO litigation and legal advice pertaining to corporate governance. We anticipate a final settlement for the IPO litigation in 2004 and expect a decline in legal fees related to this. For insurance, we expect to incur the same level of insurance expense.

In 2003, we incurred $248,740 in legal costs, travel, professional fees, salaries of employees and other expenses related to our China initiative. For 2004, we will most likely incur an increase in professional fees due to China, however, we anticipate our revenues and earnings will cover such fees.

G&A expenses as a percentage of revenue increased from 8.3% in 2002 to 8.6% in 2003, as higher growth in depreciation of office equipment, outside services, insurance, facilities, and salaries and benefits outpaced the increase in revenues. These expenses represent 81.6% of our total general and administrative expenses in 2003 as compared to 74.7% in 2002. Also, in 2003, stock compensation expense increased to $235,110 in 2003 from $197,331 in 2002.

2002 versus 2001. G&A expenses increased by 12.3% from $5.1 million in 2001 to $5.8 million in 2002, principally due to higher depreciation expense and insurance costs. In 2002, stock compensation expense decreased from $239,953 in 2001 to $197,331 in 2002 due to forfeitures of 39,500 stock options of resigned employees in 2002. General and administrative expenses as a percentage of revenue decreased from 9.7% in 2001 to 8.3% in 2002, as higher growth in revenue outpaced the increase in insurance, taxes and licenses, and depreciation of office equipment. Insurance increased primarily because of the general increase of the insurance premiums related to Directors & Officers Insurance. The increase in depreciation was due to an increase in office equipment and furniture.

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

Special charges consist of the following (Thousands of dollars, as restated, See Note 3 to the Consolidated Financial Statements):	2003	2004
Impairment losses on property and equipment	$10,476	$—
Impairment losses on property (Site 3)	892	1,263
Provision for inventory losses	881	—
Write-off of inventories	522	—
Write-off of deposit	125	—

Total	$12,896	$1,263

We continue to evaluate all options possible with regard to the use or disposal of these equipment and properties.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and benefits for sales and marketing personnel, expenses associated with our overseas marketing offices in California, Arizona and Tokyo, promotion, travel, and communication costs.

2004 versus 2003. Sales and marketing expenses increased 4.1% from $763 thousand in 2003 to $794 thousand in 2004, due primarily to increased sales and marketing activities. Sales and marketing expenses, as a percentage of revenues, remained stable at 1.0%. We anticipate marketing expenses to increase as a percentage of revenue in 2005 as we gear to promote our Power QFN family of packages and higher salaries expenses.

2003 versus 2002. Sales and marketing expenses decreased 33.4% from $1.1 million in 2002 to $0.8 million in 2003, due principally to the resignation of our key marketing executive in North America without replacement. Sales and marketing expenses, as a percentage of revenues, declined from 1.6% in 2002 to 1.0% in 2003.

2002 versus 2001. Sales and marketing expenses increased 18.5% from $1.0 million in 2001 to $1.1 million in 2002, principally due to an increase in the expenses related to our local and foreign marketing offices. Sales and marketing expenses, as a percentage of revenues, declined slightly from 1.8% in 2001 to 1.6% in 2002.

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

2003 versus 2002. Research and development expenses decreased by 42.3% from $1.3 million in 2002 to $0.7 million in 2003 because we have allowed our marketing department to generate more revenues out of the qualifications and engineering runs done in prior years before embarking on a significant number of new products in 2003.

2002 versus 2001. Research and development expenses increased by 81.3% from $0.7 million in 2001 to $1.3 million in 2002 because higher business activity in 2002 resulted in added product qualification runs for our customers.

Loss from Operations

	For the years ended December 31 (In thousands of dollars, except percentages)
	2001[1]	2002	% change from 2001	2003	% change from 2002	2004	% change from 2003
		(Restated-see Note 3 to the Consolidated Financial Statements)		(Restated-see Note 3 to the Consolidated Financial Statements)		(Restated-see Note 3 to the Consolidated Financial Statements)
Revenue	53,512	70,537	31.8%	76,933	9.1%	79,139	2.9%
Cost of Sales	52,239	68,750	31.6%	75,399	9.7%	80,002	6.1%
Operating Expenses	6,841	8,218	20.1%	21,002	155.6%	11,079	(47.3)%

Loss from Operations	5,568	6,431	15.5%	19,468	202.7%	11,942	(38.7)%

1	The selected operating data for 2001 have been restated to reflect the amendments identified in the Explanatory Note on page 2 of this Form 20- F/A.

2004 versus 2003. Loss from operations decreased by 38.7% from $19.5 million in 2003 to $11.9 million in 2004, primarily due to a 47.3% decrease in operating expenses from $21.0 million in 2003 to $11.1 million in 2004 which was brought about by reduction of impairment losses on property, plant and equipment from $11.4 million in 2003 to $1.3 million in 2004. Cost of sales increased by 6.1% from $75.4 million in 2003 to $80.0 million in 2004 primarily due to an increase in depreciation and raw material costs. As a percentage of revenue, loss from operations decreased from negative 25.3% in 2003 to negative 15.1% in 2004.

2003 versus 2002. Loss from operations increased from $6.4 million in 2002 to $19.5 million in 2003, primarily due to the $11.4 million impairment losses on property, plant and equipment and provisions for inventory losses of $0.9 million, write-off of inventories and deposits amounting to $0.6 million and higher costs of goods sold. As a percentage of revenue, loss from operations increased from negative 9.1% in 2002 to negative 25.3% in 2003.

2002 versus 2001. Loss from operations increased from $5.6 million in 2001 to $6.4 million in 2002, primarily due to higher costs of goods sold and operating expenses. As a percentage of revenue, loss from operations decreased from negative 10.4% in 2001 to negative 9.1% in 2002 primarily due to lower operating expense as a percentage of revenue.

Net Interest and Bank Charges

Interests and bank charges for the year ended as of December 31, 2004, 2003, 2002 and 2001 are as follows:

	For the years ended December 31 (In thousands of dollars, except percentages)
	2001[1]	2002	% change from 2001	2003	% change from 2002	2004	% change from 2003
		(Restated-see Note 3 to the Consolidated Financial Statements)		(Restated-see Note 3 to the Consolidated Financial Statements)		(Restated-see Note 3 to the Consolidated Financial Statements)
Interest expense, bank and financing charges	(313)	(483)	54.4%	(1,347)	178.2%	(2,153)	59.9%
Interest income	414	82	(79.8)%	133	59.1%	14	(89.6)%
Interest and bank charges—Net	101	(401)	(497.8)%	(1,214)	203.1%	(2,139)	76.2%

[1]	The selected operating data for 2001 has been restated to reflect the amendments identified in the Explanatory Note on page 2 of this Form 20- F/A.

2004 versus 2003. Net interest expense increased by 76.2% from $1.2 million in 2003 compared to $2.1 million in 2004. The increase was primarily due to the full year interest expense and amortization of discount and deferred financing charges related to the $4.0 million exchangeable senior subordinated note issued to Merrill Lynch and increase in short-term bank loans.

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

2004 versus 2003. We recognized net foreign exchange loss of $322,225 in 2004 compared to net foreign exchange loss of $241,516 in 2003, principally due to the effect of settlement and restatement of transactions and balances denominated in Japanese yen, European euro, Chinese renminbi and Philippine peso into U.S. dollars. In 2004, the peso depreciated relative to the U.S. dollar while the Japanese yen and European euro appreciated relative to the US dollar. The Chinese renminbi fluctuated in a narrow trading band vis-à-vis the U.S. dollar.

2003 versus 2002. We recognized net foreign exchange gain of $21,699 in 2002 and net foreign exchange loss of $241,516 in 2003, principally due to the effect of settlement and restatement of yen-denominated transactions and balances into U.S. dollars. In 2002 and 2003, the peso depreciated relative to the U.S. dollar while the Japanese Yen appreciated relative to the US dollar.

2002 versus 2001. We recognized net foreign exchange gains of $796,178 in 2001 and $21,699 in 2002, principally due to the effect of settlement and restatement of peso-denominated and yen-denominated transactions and balances into U.S. dollars. In 2001 and 2002, the peso and yen depreciated relative to the U.S. dollar.

Provision for (Benefit from) Income Tax

	For the years ended December 31 (In thousands of dollars, except percentages)
	2001[1]	2002	% change from 2001	2003	% change from 2002	2004	% change from 2003
		(Restated-see Note 3 to the Consolidated Financial Statements)		(Restated-see Note 3 to the Consolidated Financial Statements)		(Restated-see Note 3 to the Consolidated Financial Statements)
Provision for (benefit from) income tax	18	62	243.1%	(225)	(464.2)%	369	(263.8)%
Net income (loss)	(5,366)	(6,785)	26.4%	(20,711)	205.3%	(14,648)	(29.3)%

Net margin (%)	(10.0)%	(9.6)%		(26.9)%		(18.5)%

[1]	The selected operating data for 2001 has been restated to reflect the amendments identified in the Explanatory Note on page 2 of this Form 20- F/A.

2004 versus 2003. We recognized provision for income tax of $368,768 in 2004 compared to a benefit from income tax of $225,118 in 2003. In 2004, we were able to realize tax benefit from the write-off of inventories, property and equipment.

2003 versus 2002. We recognized net benefit from income tax of $225,118 in 2003 compared to a net provision for income tax of $61,814 in 2002. In May 2004, the area where our Taguig facilities are located was declared as an export zone. All of our operations which had been previously entitled to tax holiday incentives or subjected to 32% income tax on net income will be taxed at 5% of gross income in lieu of all taxes. Consequently, we will no longer be able to deduct certain deferred tax benefits. These deferred tax assets have been reduced to the extent they will not be of benefit to us.

The benefit from deferred income tax recognized in 2003 was mainly due to impairment losses in 2003. Provision for doubtful accounts, stock compensation costs and net operating loss carryover of our company shall no longer be deductible items of our company starting May 2004.

2002 versus 2001. We had net benefit from income tax of $18,017 in 2001 while provision for income tax of $61,814 was recognized in 2002. Deferred tax assets were set up for the future tax benefits of net operating loss carryover and minimum corporate income tax which are more likely than not realizable in the future. Under the Philippine tax laws, tax losses (from operations subject to regular income tax rate) may be carried forward for three years.

B. Liquidity and Capital Resources

Liquidity

In 2004, we funded our operations and capital expenditures primarily through cash from operations (including receivables collections), short-term loans, and short-term supplier credits. As of December 31, 2004, we had $21.8 million in current assets, of which $1.0 million is in the form of unrestricted cash, $10.9 million in trade and other receivables, and $8.3 million in inventories. We used funds supplied by our banks to acquire certain inventories, which are held under a “trust arrangement” with the banks. These arrangements are evidenced by trust receipts and we are accountable to our banks until the amounts supplied under the trust arrangements have been repaid.

Operating Activities

Net cash from operating activities totaled $8.0 million in 2004 compared to $1.0 million in 2003. The net cash generated in 2004 was primarily accounted for by the net loss after adjusting non-cash items such as depreciation, special charges, stock compensation costs, amortization of debt issuance cost and discount, unrecoverable input taxes, provisions for deferred income tax, retirement expense, unrealized foreign exchange losses, and increase in trade and other payables, decrease in trade, other receivables and other current assets, offset by the increase in inventories. The net cash generated in 2003 was primarily accounted for by the net loss after adjusting non-cash items such as depreciation and amortization, impairment losses, provision for inventory obsolescence, retirement benefit, write-off of inventories and deposits, and decrease in trade and other receivables as well as inventories, input taxes and other current assets. In 2004, a huge portion of cash generated from operations came from an increase in trade and other payables amounting to $3.2 million, which consist mostly of accounts with materials suppliers. The proceeds of the $7.0 million exchangeable note raised in June 2, 2005 will be partly used to pay a certain portion of these accounts payable to our suppliers.

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

Financing Activities

Net cash provided by financing activities totaled $1.1 million in 2004 and $3.9 million in 2003. In 2003, cash from financing activities was primarily generated from short-term lines of credit and proceeds from the issuance of $4 million exchangeable senior subordinated note to our major shareholder Merrill Lynch. These proceeds from financing activities were used for payment of loans, trust receipts, obligations under capital lease, and payments on long-term debt due to a customer. In 2004, cash from financing activities was primarily generated from short-term lines of credit and proceeds from trust receipts, offset by payments of loans, payments of obligations under capital leases, and payments of long-term liability due to a customer. As of December 31, 2004, we had $11.8 million in short-term loans, $3.2 million in trust receipts, and $0.7 million as a current portion of long-term liability related to the ON Semiconductor-Guadalajara offload program in 2001.

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

See “Item 5—Tabular Disclosure of Contractual Obligations”.

Non Cash Financial Information

As of December 31, 2004, the Company reclassified $1.1 million from “Cash” account to “Restricted Cash” account representing cash restricted for withdrawal (See Note 4 to the Consolidated Financial Statements).

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

Capital Resources

On September 24, 2002, we entered into a $5 million US Dollar-denominated trade receivable financing facility from the Singapore Branch of Raiffeisen Zentralbank Osterreich AG (RZB-Austria). Under the terms of the Credit Facility Agreement, PSi Technologies and PSi Laguna are required to maintain separate escrow bank accounts and to ensure that certain trade receivables are capable of being assigned by PSi Technologies and PSi Laguna to RZB-Austria and that collections of such trade receivables are remitted directly to the escrow banks accounts. This credit facility was renewed in August 27, 2003, and further increased to $10 million with terms and conditions similar to those described in the foregoing. On December 27, 2004, RZB-Austria extended the maturity of the facility to December 31, 2005 and waived all financial covenant breaches based on our June 30, 2004 U.S. GAAP unaudited consolidated financials statements, subject to the condition that we were required to remedy the loan covenant breaches as of December 31, 2004 and that if breaches were still continuing after that date, RZB-Austria would without prejudice to any of its rights under the Facility and Supplemental Agreements require the our shareholders to provide such additional capital to the company to cure the breaches. On July 13, 2005, RZB-Austria waived all the breaches based on the U.S. GAAP unaudited consolidated financial statements as of December 31, 2004 and confirmed that the next test of covenants will be based on the next U.S. GAAP audited consolidated financial statements of PSi Holdings as of and for the year ending December 31, 2005. The total loan balance under this credit facility was $9.8 million as of December 31, 2004 and $6.6 million as of December 31, 2003.

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

In addition, the legislation grants the following fiscal incentives for new projects of non-pioneering status:

•	tax and duty-free importation of capital equipment, raw materials and spare parts, which eliminates VAT and negates the need to convert VAT paid on importation into tax credit certificates;

•	an income tax holiday for new, expansion or additional projects which we may register with PEZA; and

•	a special tax rate of 5% on gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period.

Our Laguna facility is also registered under R.A. No. 7916, which grants the following fiscal incentives:

•	tax and duty-free importation of capital equipment, raw materials and spare parts, which eliminates VAT and negates the need to convert VAT paid on importation into tax credit certificates;

•	an income tax holiday for new, expansion or additional projects which we may register with PEZA; and

•	a special tax rate of 5% on gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period.

Our Chengdu Facility is entitled to the following fiscal incentives:

•	a tax incentive period commencing from the time operational profit is realized, and 15% income tax rate for the third to fifth years with option to extend by another three years subject to ratification by PRC tax authorities;

•	after the tax incentive period is finished, a 15% income tax rate is levied if we export over 70% of our yearly products. For an exporting company already on a 15% tax rate, the income tax to be levied is 10%;

•	exemption from customs duties and VAT payments for imported machinery, equipments, construction materials, moulds, spare parts, raw materials, packing materials, components and units;

•	bonded warehouse facility, including refund of VAT on purchase of items produce and made in the People’s Republic of China such as machinery, equipment, construction materials, raw materials, packaging materials, moulds and spare parts;

•	tax rebate of 13% on the cost of electricity, water and gas consumed for the manufacture of products for export;

•	power subsidy of 10% based on the actual power consumption expense for a period of five years, and 5% for another five years thereafter; and

•	a reduction in social benefit and social securities rate to 24.6% from 37%;

Recently Issued Accounting Standards

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment [SFAS No. 123(R)], which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.

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

F. Tabular Disclosure of Contractual Obligations.

The following table aggregates, as of December 31, 2004, our known contractual obligations and commitments.

Payments Due by Period

(U.S. dollars)

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Loans payable (1)	11,800,000		—	—	—
Capital lease obligations, includes amount representing interest of $51,553	512,227	512,227	—	—	—
Operating lease obligations (2)	9,553,737	771,614	1,685,002	1,068,920	6,028,201
Long-term liability due to a customer (ON Semiconductor), includes amount representing discount of $232,177 (3)	942,124	942,124	—	—	—
Merrill Lynch Exchangeable Note – includes amount representing discount of $2,475,218 (4)	4,000,000	—	—	4,000,000	—

(1)	Loans payable consist of outstanding liability to RZB Austria amounting to $9.8 million and to KBC amounting to $2.0 million. See Notes 10 to the Consolidated Financial Statements.
(2)	Operating lease obligations include the lease of land and building in Taguig, Laguna and Chengdu.
(3)	On December 11, 2001, we entered into an Equipment Purchase Agreement (Agreement) with Semiconductor Components Industries, LLC (ON). Under the Agreement, we purchased from ON certain equipment (Equipment) for a total contract price of $3.5 million. A down payment of $350,000 was made upon delivery of the Equipment in 2001 and a series of installment amounts is payable over 24 months beginning January 2002 based on the pre-agreed production volume from such Equipment. Any remaining liability after the said installments was to be fully settled on December 14, 2003. However, ON was unable to meet the pre-agreed production volume. Consequently, we did not pay the liability. In 2003, we entered into another agreement with ON to restructure the outstanding liability. Instead of a final balloon payment in December 2003, the restructuring allows us to pay down the liability on a monthly basis at an amount dependent on the production volume by ON, interest-free and with final payment due on July 1, 2005. On May 24, 2005, ON waived the amortization on the $604,550 balance of the equipment loan, to offset the increase in average selling prices that should have been charged to ON as a result of higher materials prices.
(4)	On July 3, 2003, PSi Technologies, Inc., our principal operating subsidiary, issued to a Merrill Lynch affiliate a $4.0 million 5-year exchangeable senior subordinated note. The proceeds of the note were used to pay liabilities related to certain capital expenditures which came due in 2003. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes” for a summary of terms. The note matures on June 1, 2008. The note bears interest at a rate of 10% per annum, net of Philippine withholding tax payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares. We are not permitted to prepay the note in whole or in part. The note is exchangeable by Merrill Lynch at any time into our common stock at a price of $1.15 per share. The initial exchange price was $1.47 per share, but was reduced to $1.15 per share due to the fact that we did not meet certain performance targets for the third and fourth quarters of 2003 as provided for in the note. If, at any time after July 3, 2006, our publicly-traded ADS (i) shall have traded at an average closing price of at least $3.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADS, for such period was equal to at least 33.33% of the number of shares into which the note is exchangeable, we may then notify Merrill Lynch of our intent to redeem the note. The note will then be redeemed unless Merrill Lynch exercises its right to exchange or assign the note. The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to ON and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note. The note is presented net of discount of $3.1 million and $2.5 million in the consolidated balance sheets as of December 31, 2003 and 2004, respectively.

On June 2, 2005, PSi Technologies, Inc., our principal operating subsidiary, issued to a Merrill Lynch affiliate a $7.0 million 4-year exchangeable senior subordinated note. We intend to use the proceeds of the note to partially finance capital expenditures related to the introduction of our Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes” for a summary of terms. The exchangeable note accrues interest at a rate of 10% per annum, net of Philippine withholding tax, and payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares. We are not permitted to prepay the note in whole or in part. The note will be exchangeable by Merrill Lynch at any time into our common stock at a price of $1.00 per share. The note exercise price may be further reduced to $0.90 per share or $0.80 per share, in the event we do not meet certain performance targets for the fourth quarter of 2005 and first quarter of 2006 as provided for in the note. If, at any time after three years from issuance, our publicly-traded ADS (i) shall have traded at an average closing price of at least $2.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADS, for such period was equal to at least 33.33% of the number of shares into which the note is exchangeable, then we may notify Merrill Lynch that we intend to redeem the note. The note will then be redeemed unless Merrill Lynch exercises its right to exchange or assign the note. The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to the following: RZB-Austria through a Revolving Facility Agreement dated September 24, 2003, KBC Bank N.V. through a Short-term Advances Credit Facility dated September 30, 2004 and LC/TR Credit Facility dated October 30, 2002, Metropolitan bank and Trust Company through an Import LC/TR Credit Facility, Bank of Commerce through an Import LC/TR Credit Facility dated April 16, 2003 and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note.

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

See Item 7—”Major Shareholders and Related Party Transactions—Shareholders’ Agreement and Registration Rights Agreement” regarding the right of certain of our shareholders to appoint members of our board of directors.

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

E. Share Ownership

The following table sets forth the number of shares and options owned by our directors, officers and members of management. Our Chairman, President and Chief Executive Officer, Mr. Arthur J. Young, Jr. owns, directly and indirectly, 164,907 shares or 1.24% of our shares. The following directors and officers also own shares of the Company or options on such shares as of December 31, 2004:

Name	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares	Number of Common Shares Underlying Stock Options	Exercise Price		Expiration Date (2)
Arthur J. Young Jr. (1)			457,600		$13.30
	164,907	1.24%	40,000		$3.25
Brian Renaud (1)	*
Mandakini Puri (1)	*
Ramon R. del Rosario, Jr.	*
Romeo L. Bernardo	*
William J. Meder	*
Roberto F. de Ocampo	*
Joseph R. Madrid (1)	*
Patchara Samalapa (1)	*
Thelma G. Oribello			25,000 5,000	$ $	13.30 3.25
Ramon C. Magsaysay			15,000 5,000	$ $	13.30 3.25
Randall M. Young			10,500 5,000	$ $	13.30 3.25
Rizaldy F. Lanon			15,000 5,000	$ $	13.30 3.25
Swee Lee Khoo			25,000		$3.25
Chato C. Montemayor			5,000		$3.25
Michael T. Gholson			5,000		$3.25
Edison G. Yap			5,000		$3.25

*	These individuals beneficially own less than 1% of the Company’s issued and outstanding shares.

(1)	These individuals are employees and or nominees of Merrill Lynch, our controlling shareholder. See “Item 7—Major Shareholder and Related Party Transactions” regarding Merrill Lynch’s share ownership.
(2)	Pursuant to our stock option plan, options expire no later than three years after they vest and have a maximum term of ten years.

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

On May 2001, Merrill Lynch increased its ownership in the Company by acquiring 4,580,910 shares from RFM Corporation, representing approximately 34% of our then outstanding common stock. Merrill Lynch currently owns 7,141,624 shares representing an ownership of 53.7%. Pursuant to the terms of the exchangeable senior subordinated note issued to Merrill Lynch in July 2003, Merrill Lynch’s equity stake in the Company, on an as exchanged basis, would increase to 63.3% or by an additional 3,478,261 shares. The issuance of the exchangeable senior subordinated note to Merrill Lynch in June 2005 at a net consideration price less than the current market price as defined in the Exchange Agreement dated July 3, 2003, will, upon issuance, result in an additional 291,482 shares issuable to Merrill Lynch under the 2003 Note, increasing Merrill Lynch’s equity stake in the Company, on an as exchanged basis, to 64.0%. Pursuant to the terms of the 2005 Note, Merrill Lynch’s equity stake in the Company, on an as exchanged basis at a Note Exercise Price of $1.00 per share, would increase to 74.4% or by an additional 7,000,000 shares. The number of shares into which the 2005 Note is exchangeable is subject to further change under the following conditions as provided in the Exchange Agreement:

1. if our Defined EBITDA2 for the three-month period ending December 31, 2005 is less than $5.5 million, then the Note Exercise Price shall be reduced to $0.90 per share. Merrill’s stake in the Company, on an as exchanged basis would increase to 75.2% or by an additional 7,777,778 shares; and

2. if our Defined EBITDA2 for the three-month period ending March 31, 2006 is less than $6.7 million, then the Note Exercise Price shall be reduced to (A) $0.80 per share, if the Note Exercise Price was reduced pursuant to clause (1) above and, (B) $0.90 per share, if the Note Exercise Price was not reduced pursuant to clause (1) above. If the Note Exercise Price were reduced to $0.80 per share, Merrill’s stake in the Company, on an as exchanged basis would increase to 76.2% or by an additional 8,750,000 shares.

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

As a result of its shareholdings, and in accordance with the Shareholders’ Agreement, Merrill Lynch may appoint and remove a majority of our board of directors and the board of directors of our principal operating subsidiary, PSi Technologies, Inc. Our board consists of nine directors. Merrill Lynch and JAFCO have agreed, subject to certain conditions, that they will vote to ensure that our board of directors will be comprised of:

•	five directors nominated by Merrill Lynch, if requested (currently Ms. Puri, Mr. Renaud, Mr. Madrid, Mr. Meder and Mr. Samalapa serve as the Merrill Lynch nominees);

[2]	EBITDA (henceforth referred to as “Defined EBITDA”) , as defined in the Exchange Agreement, refers to earnings before interest expense, income taxes, depreciation and amortization, gain/loss realized in connection with the sale of any assets or disposition of any securities other than those included in cash flow from operations, extraordinary or non-recurring gain/loss and non-cash extraordinary gain/loss.

•	one director nominated by JAFCO, if requested (currently JAFCO has no nominees serving on the board of directors); and

•	three independent directors as defined under the Nasdaq Rules.

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

On June 14, 2004, JAFCO Investment (Asia Pacific), Ltd., acting as investment manager for NJI No. 2 Investment Fund, or NJI, requested that we file a registration statement covering the 1,955,741 shares held by NJI pursuant to NJI’s rights under the Registration Rights Agreement described in Item 7—”Major Shareholders and Related Party Transactions—Related Party Transactions.” The registration request was not ultimately pursued by JAFCO.

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

Pursuant to the terms of the note and the issuance of the 2005 Note at a net consideration price less than the current market price, Merrill Lynch’s equity stake in the Company, on an as exchanged basis, increased from approximately 53.7% to 64.0%, or an ownership of 10,911,367 shares out of fully diluted shares, on an exchanged basis, of 17,059,268 shares. If interest on the exchangeable note is paid in the form of common shares, Merrill Lynch’s equity stake in us could further increase.

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

We are not permitted to prepay the note in whole or in part. Merrill Lynch may exchange the note at any time for our common shares at a price of $1.00 per share, for up to 7,000,000 of our common shares. The number of shares for which the Note is exchangeable and consequently Merrill’s equity stake in the Company, is subject to further change under the following conditions as provided in the Exchange Agreement:

1. if our Defined EBITDA for the three-month period ending December 31, 2005 is less than $5.5 million, then the Note Exercise Price shall be reduced to $0.90 per share. Merrill Lynch’s stake in us, on an as exchanged basis would increase to 75.2% or by an additional 7,777,778 shares above the 17,059,268 shares on a fully diluted basis assuming the exchange of note to shares pursuant to the terms of the July 2003 note; and

2. if our Defined EBITDA for the three-month period ending March 31, 2006 is less than $6.7 million, then the Note Exercise Price shall be reduced to (A) $0.80 per share, if the Note Exercise Price was reduced pursuant to clause (1) above and, (B) $0.90 per share, if the Note Exercise Price was not reduced pursuant to clause (1) above. If the Note Exercise Price were reduced to $0.80 per share, Merrill Lynch’s stake in us, on an as exchanged basis would increase to 76.2% or by an additional 8,750,000 shares above the 17,059,268 shares on a fully diluted basis assuming the exchange of note to shares pursuant to the terms of the July 2003 note.

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

Under the terms of the note, we may not take certain actions without the prior written consent of Merrill Lynch, including but not limited to:

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

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

1.	Please refer to Item 18 for our consolidated financial statements.

2.	Please refer to Item 18 for our comparative financial statements.

3.	The last year of audited financial statements are not older than 15 months.

4.	Not applicable.

5.	We do not have any income derived from non-Philippine sources for the year ended December 31, 2004.

6.	Legal Proceedings

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

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Based on the evaluation of our disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act), our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2004, our controls and procedures over financial reporting were ineffective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, summarized and reported in accodance with accounting standards generally accepted in the U.S., within the time periods specified in SEC rules and forms. For a discussion of the reasons and matters on which this conclusion was based, see “Internal Control over Financial Reporting” below.

(b) Internal Control over Financial Reporting

We recognize that the Company has insufficient personnel in the corporate accounting department with sufficient knowledge and experience of U.S. GAAP. We considered these conditions to be a material weakness (as defined under standards established by the Public Company Accounting Oversight Board) in internal controls in preparing our consolidated financial statements on a U.S. GAAP basis for the year ended December 31, 2004 and that this weakness required the Company to perform a large amount of additional work in its financial statement close process to ensure the accuracy of its U.S. GAAP financial statements for the year ended December 31, 2004. Our auditors issued an unqualified opinion on the Company’s consolidated financial statements for the year ended December 31, 2004.

Management has concluded that this control deficiency represents a material weakness in internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of the material weakness described above, management believes that, as of December 31, 2004, the Company’s system of internal control over financial reporting was not effective.

(c) Remediation to Address Material Weakness

In response to the foregoing matters, our senior management, as discussed with the Audit Committee, has directed that we dedicate resources and take steps to strengthen control processes and procedures in order to facilitate the preparation of our US GAAP financial statements and disclosures made in our periodic filings with the SEC and to minimize, if not eliminate, any adjusting entries identified in the course of the audit of our external auditors. These steps include, among others, the (1) enhancement of all finance-related policies and procedures covering U.S. GAAP financial reporting, (2) the improvement of standard documentation requirements for the assessment of critical, significant and judgmental accounting areas; (3) continuing engagement of a professional accounting firm apart from our external auditor to assist us in the development of financial accounting policies and manuals and in the improvement of our internal controls and procedures in connection with the implementation of Section 404 of the Sarbanes-Oxley Act ; (4) improvement of U.S. GAAP understanding across all our business units through intensive and continuing U.S. GAAP training and proactive consultations with experts on certain technical U.S. GAAP matters as they relate to our business; and (5) development of detailed US GAAP financial reporting checklists to provide guidance to internal accounting staff with regard to US GAAP and SEC reporting requirements..

(d) Changes in internal controls

There were no changes in our internal controls during the period covered by this annual report on Form 20-F/A that have materially affected or that is reasonably likely to materially affect our internal controls over financial reporting.

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

	2003	2004
Audit Fees	$155,000	$155,000

Tax Fees	39,520	—
Other Fees	—	55,026

Total	$194,520	$210,026

Audit Fees. Audit fees includes fees for professional services rendered in connection with the audit of our annual financial statements set forth in our Annual Report on Form 20-F and services provided by the independent auditors in connection with statutory and regulatory filings or engagements. This category also includes out-of-pocket expenses incurred by the independent auditors in connection with the audit of our consolidated financial statements. These expenses include costs of items such as telephone, research material, facsimile, overnight mail, messenger, administrative support, travel, meals, accommodations and other expenses specifically related to the audit engagement.

Tax Fees. Tax fees are fees for professional services rendered by the principal independent auditors related to international and domestic tax compliance, tax advice and tax planning for our China initiative.

Other Fees. Other fees are fees for professional services rendered by the principal independent auditors in relation to the conversion of a portion of FTI’s Facilities in Taguig City, Philippines where our headquarters, administrative office and principal assembly and test operations are located into an economic zone, registration of PSi Technologies’ existing operations with Philippine Economic Zone Authority (PEZA), and cancellation of the registration of PSi Technologies with the Board of Investments, and discussions with the Local Government Unit (LGU) in Taguig City, Philippines.

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

PART III

ITEM 17 CONSOLIDATED FINANCIAL STATEMENTS

Please see Item 18.

ITEM 18 CONSOLIDATED FINANCIAL STATEMENTS

ITEM 19 EXHIBITS

Exhibit Number	Description
1.1	Articles of incorporation of our company (incorporated herein by reference to Exhibits 3.1 and 3.2 to our registration statement on Form F-1, as amended (Registration Statement No. 333-9110).

2.1	Registration rights agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 3 to our filing on Schedule 13D dated May 29, 2001).

3.1	Shareholders’ agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 2 to our filing on Schedule 13D dated May 29, 2001).

4.1	Share purchase agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 1 to our filing on Schedule 13D dated May 29, 2001).

4.2	$4,000,000 Exchangeable Senior Subordinated Note issued by PSi Technologies, Inc. to Merrill Lynch Global Emerging Markets Partners, L.P., dated July 3, 2003 (incorporated herein by reference to Exhibit 4.2 to our filing on Form 20-F dated June 30, 2004).

4.3	Investment Cooperation Agreement with the Chengdu Hi-Tech Zone, dated December 7, 2003 (incorporated herein by reference to Exhibit 4.3 to our filing on Form 20-F dated June 30, 2004).

4.4	Lease Contract with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., dated January 19, 2004 (incorporated herein by reference to Exhibit 4.4 to our filing on Form 20-F dated June 30, 2004).

4.5	Non-compete Agreement with Arthur J. Young, Jr., dated November 4, 1997 (incorporated herein by reference to Exhibit 4.5 to our filing on Form 20-F dated June 30, 2004).

4.6	Lease dated February 1, 2003 between PSi Technologies, Inc. and Food Terminal Incorporate (incorporated herein by reference to Exhibit 4.6 to our filing on Form 20-F dated June 30, 2004).

4.7	Supplemental Agreement dated November, 1999 between PSi Technologies, Laguna, Inc. and RBF Development Corporation (incorporated herein by reference to Exhibit 4.7 to our filing on Form 20-F dated June 30, 2004).

4.8	Consulting Agreement dated August 9, 1999 between PSi Technologies Holdings, Inc. and Firebird Consulting Group LLC (incorporated herein by reference to Exhibit 4.8 to our filing on Form 20-F dated June 30, 2004).

4.9	Letter of Appointment of William J. Meder dated June 26, 2002 (incorporated herein by reference to Exhibit 4.9 to our filing on Form 20-F dated June 30, 2004).

4.10	Consulting Agreement dated September 13, 2004 between PSi Technologies Holdings, Inc. and K. Kanapathi (incorporated herein by reference to Exhibit 4.10 to our filing on Form 20-F dated July 15, 2005).

4.11	$7,000,000 Exchangeable Senior Subordinated Note issued by PSi Technologies, Inc. to Merrill Lynch Global Emerging Markets Partners, LLC (incorporated herein by reference to Exhibit 4.11 to our filing on Form 20-F dated July 15, 2005).

8.1	Significant subsidiaries (please see “Item 4—Information on Our Company—Organizational Structure” of this Form 20-F).

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PSi Technologies Holdings, Inc.

/S/ ARTHUR J. YOUNG, JR.
Name:	Arthur J. Young, Jr.
Title:	President & Chief Executive Officer

Date: July 24, 2006

PSI TECHNOLOGIES HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2004 and 2003

and Years Ended December 31, 2004, 2003 and 2002

and

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Stockholders and the Board of Directors of

PSi Technologies Holdings, Inc.

We have audited the accompanying consolidated balance sheets of PSi Technologies Holdings, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, expressed in U.S. dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Note 1 to the consolidated financial statements, PSi Technologies Holdings, Inc.’s recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements as of and for the year ended December 31, 2004 do not include any adjustments that might result from the outcome of this uncertainty.

As more fully described in Note 3 to the consolidated financial statements, the consolidated balance sheets as of December 31, 2004 and 2003 and consolidated statements of operations, changes in stockholders’ equity and cash flows for the three years in the period ended December 31, 2004 have been restated.

/s/ SyCip Gorres Velayo & Co

A member practice of Ernst & Young Global

Makati City, Philippines

July 13, 2005, except for Notes 1, 2, 3, 4, 9, 11, 17, 19 and 25 as to which the date is July 21, 2006

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Note 1)

	December 31
	2004 (As restated - Note 3)	2003 (As restated - Note 3)
ASSETS
Current Assets
Cash (Notes 3, 4 and 23)	$1,045,758	$935,919
Restricted cash (Notes 3, 4, 10 and 23)	1,107,369	—
Trade and other receivables - net (Notes 5 and 10)	10,928,435	11,371,907
Advances to officers (Note 21)	4,488	5,500
Inventories - net (Note 6)	8,292,326	5,868,621
Other current assets - net (Notes 7 and 17)	428,747	1,780,617

Total Current Assets	21,807,123	19,962,564

Noncurrent Assets
Property, plant and equipment - net (Notes 8, 9, 12 and 13)	65,468,721	68,408,783
Other noncurrent assets - net (Notes 3, 8, 9 and 17)	1,251,467	1,059,170

Total Noncurrent Assets	66,720,188	69,467,953

	$88,527,311	$89,430,517

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Loans payable (Notes 4, 8, 10 and 23)	$11,800,000	$8,600,000
Trade and other payables (Notes 3, 11 and 19)	28,372,354	18,708,206
Trust receipts payable (Notes 6, 8 and 23)	3,237,411	2,348,943
Income tax payable	1,947	5,859
Current portion of long-term liability due to a customer (Notes 13 and 23)	709,947	1,630,604
Current portion of obligations under capital lease (Notes 8 and 12)	460,674	135,403

Total Current Liabilities	44,582,333	31,429,015

Noncurrent Liabilities
Exchangeable note (Notes 14, 21 and 23)	1,524,782	908,092
Accrued retirement benefit cost - net of current portion (Notes 3 and 19)	347,855	236,516
Long-term liability due to a customer - net of current portion (Notes 13 and 23)	—	741,793
Obligations under capital lease - net of current portion (Notes 8 and 12)	—	17,163
Contingent liabilities (Note 26)	—	—

Total Noncurrent Liabilities	1,872,637	1,903,564

Minority Interest (Note 3)	—	30,713

Stockholders’ Equity (Notes 1, 2, 3, 14, 15 and 20)
Capital stock - Philippine peso 1 2/3 par value
Authorized - 37,058,100 shares
Issued and outstanding - 13,289,525 shares	590,818	590,818
Additional paid-in capital	71,861,359	71,208,152
Deficit	(30,379,836)	(15,731,745)

Total Stockholders’ Equity	42,072,341	56,067,225

	$88,527,311	$89,430,517

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Note 1)

	Years Ended December 31
	2004 (As restated - Note 3)	2003 (As restated - Note 3)	2002 (As restated - Note 3)
REVENUES (Notes 1 and 24)	$79,138,898	$76,932,587	$70,537,046

COST OF SALES (Notes 3, 8, 19, 20 and 22)	80,001,987	75,398,262	68,750,092

GROSS PROFIT (LOSS)	(863,089)	1,534,325	1,786,954

OPERATING EXPENSES
General and administrative (Notes 3, 8, 19, 20 and 22)	8,013,506	6,621,631	5,819,957
Special charges (Notes 6, 8 and 16)	1,263,132	12,895,769	—
Selling and marketing	794,169	762,708	1,144,618
Research and development	1,008,075	722,857	1,253,242

Total Operating Expenses	11,078,882	21,002,965	8,217,817

LOSS FROM OPERATIONS	11,941,971	19,468,640	6,430,863

OTHER INCOME (EXPENSES)
Interest and bank charges (Notes 10, 12, 13 and 14)	(2,152,933)	(1,346,687)	(482,839)
Foreign exchange gains (losses) - net	(322,225)	(241,516)	21,699
Lease income	92,560	—	—
Interest income	13,776	132,882	82,322
Gain (loss) on disposal of property and equipment	757	(1,482)	38,742

Net Other Expenses	(2,368,065)	(1,456,803)	(340,076)

LOSS BEFORE INCOME TAX	14,310,036	20,925,443	6,770,939

PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 17 and 18)
Current	1,947	5,859	—
Deferred	366,821	(230,977)	61,814

Total Provision for (Benefit from) Income Tax	368,768	(225,118)	61,814

LOSS BEFORE MINORITY INTEREST	14,678,804	20,700,325	6,832,753

MINORITY INTEREST	30,713	(10,672)	48,075

NET LOSS (Note 25)	$14,648,091	$20,710,997	$6,784,678

Weighted Average Number of Common Shares Outstanding (Note 25)	13,289,525	13,289,525	13,289,525

Basic and Diluted Earnings Per Common Share (Note 25)	$(1.10)	$(1.56)	$(0.51)

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Note 1)

	Years Ended December 31
	2004 (As restated - Note 3)	2003 (As restated - Note 3)	2002 (As restated - Note 3)
CAPITAL STOCK (Notes 1 and 14)
Common shares - Philippine peso 1 2/3 par value
Authorized - 37,058,100 common shares
Issued and outstanding - 13,289,525 common shares	$590,818	$590,818	$590,818

ADDITIONAL PAID-IN CAPITAL (Notes 1, 14 and 20)
Balance at beginning of year	71,208,152	68,084,772	67,887,441
Stock compensation costs	653,207	235,110	197,331
Beneficial conversion option	—	2,888,270	—

Balance at end of year	71,861,359	71,208,152	68,084,772

OTHER COMPREHENSIVE INCOME
Balance at beginning of year	—	—	38,931
Minimum pension liability adjustment	—	—	(38,931)

Balance at end of year	—	—	—

RETAINED EARNINGS (DEFICIT) (Note 15)
Balance at beginning of year, as previously reported	(16,201,953)	4,801,569	11,719,651
Effect of adoption of Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” (Notes 2 and 3)	(60)	(60)	(7)
Effect of change in the assumed rate at which pension benefits could be effectively settled (Note 3)	470,268	177,743	44,286

Balance at beginning of year, as restated	(15,731,745)	4,979,252	11,763,930
Net loss	(14,648,091)	(20,710,997)	(6,784,678)

Balance at end of year	(30,379,836)	(15,731,745)	4,979,252

Total Stockholders’ Equity	$42,072,341	$56,067,225	$73,654,842

COMPREHENSIVE LOSS
Net loss	$(14,648,091)	$(20,710,997)	$(6,784,678)
Minimum pension liability adjustment	—	—	(38,931)

Total Comprehensive Loss	$(14,648,091)	$(20,710,997)	$(6,823,609)

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Note 1)

	Years Ended December 31
	2004 (As restated - Note 3)	2003 (As restated - Note 3)	2002 (As restated - Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(14,648,091)	$(20,710,997)	$(6,784,678)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	16,965,334	15,500,325	13,839,161
Impairment losses	1,263,132	11,367,649	146,965
Stock compensation costs	653,207	235,110	197,331
Amortization of debt issuance costs and discount	633,389	158,265	—
Provisions for (benefit from):
Deferred income tax	366,821	(230,977)	61,814
Retirement expense	134,007	91,016	9,678
Unrecoverable input taxes	128,516	—	108,000
Inventory obsolescence	—	881,236	—
Doubtful accounts	—	6,325	—
Unrealized foreign exchange losses	117,858	54,478	60,131
Write-off of unrecoverable input taxes and tax credits	101,585	6,376	21,871
Minority interest	(30,713)	10,672	(48,075)
Loss (gain) on disposal of property and equipment	(757)	1,482	(38,742)
Write-off of inventories and deposit	—	646,884	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	441,928	2,413,083	(3,898,764)
Advances to officers	1,012	37,413	130,251
Inventories	(2,423,705)	1,199,315	(1,170,674)
Other current assets	1,098,660	554,951	(435,676)
Increase (decrease) in:
Trade and other payables	3,241,957	(11,242,964)	(665,508)
Income tax payable	(3,912)	5,859	—

Net cash provided by operating activities	8,040,228	985,501	1,533,085

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(8,320,472)	(6,169,586)	(7,459,864)
Proceeds from sale of property and equipment	1,255	54,633	214,595
Decrease (increase) in other noncurrent assets	(727,350)	416,227	1,375,295

Net cash used in investing activities	(9,046,567)	(5,698,726)	(5,869,974)

(Forward)

	Years Ended December 31
	2004 (As restated - Note 3)	2003 (As restated - Note 3)	2002 (As restated - Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availments of:
Loans payable	$4,500,000	$4,400,000	$5,476,653
Exchangeable note	—	4,000,000	—
Net proceeds from (payments of) trust receipts payable	888,468	(1,319,791)	2,588,519
Increase in restricted cash	(1,107,369)	—	—
Payments of:
Loans payable	(1,300,000)	(2,300,000)	(3,176,653)
Issuance costs of exchangeable note	—	(490,546)	—
Liability due to a customer	(1,662,450)	(200,000)	(534,111)
Obligations under capital lease	(202,314)	(139,962)	(102,246)

Net cash provided by financing activities	1,116,335	3,949,701	4,252,162

EFFECT OF FOREIGN EXCHANGE RATE CHANGES IN CASH	(157)	(1,320)	(7,245)

NET INCREASE (DECREASE) IN CASH	109,839	(764,844)	(91,972)

CASH AT BEGINNING OF YEAR	935,919	1,700,763	1,792,735

CASH AT END OF YEAR	$1,045,758	$935,919	$1,700,763

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired on account under trade payables	$6,185,099	$3,967,002	$10,806,346
Equipment acquired under capital lease arrangement	510,422	40,892	87,547
Deferred license fee	100,000	—	—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$1,607,159	$552,870	$353,236
Income tax	3,912	—	—

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars, As Restated)

1.	Corporate Information

Nature of Business

PSi Technologies Holdings, Inc. (PSi Holdings) is the holding company of the following entities: PSi Technologies, Inc. (PSi Technologies), PSi Technologies Laguna, Inc. (PSi Laguna), Pacsem Technologies Inc. (Pacsem), PSi Technologies China Holdings Co., Ltd. (PSi Mauritius) and PSi Technologies Chengdu Company Limited (PSi Chengdu), all wholly-owned subsidiaries, Pacsem Realty, Inc. (Pacsem Realty, see Note 2), and PSitech Realty, Inc. (PSitech Realty, see Notes 2 and 3), collectively herein referred to as “the Company” or “the PSi Companies.” Through its operating entities, namely, PSi Technologies, PSi Laguna and PSi Chengdu, PSi Holdings provides semiconductor assembly and test services primarily for power applications. It is also engaged in semiconductor packaging and test services for non-power applications, including plastics and hermetics. Approximately 95%, 94% and 89% of the Company’s consolidated revenues in 2004, 2003 and 2002, respectively, relate to power packages.

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

The Reorganization entailed the following:

•	Exchange by the principal shareholders of PSi Technologies of all their existing common and preferred shares in PSi Technologies for original common shares of PSi Holdings pursuant to a deed of assignment (with the exception of nominee director qualifying shares) executed among the parties on November 19, 1999 at a ratio of one PSi Holdings share for every 25 diluted PSi Technologies shares held; and,

•	Recognition of the difference between the par value of PSi Holdings shares issued and the net assets of PSi Technologies at the date of exchange as additional paid-in capital.

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

On November 3, 2003, PSi Technologies and PSi Laguna jointly incorporated PSi Technologies China Holdings Co., Limited (PSi Hong Kong), a Hong Kong registered company, for the establishment of a Joint Venture Company with Tak Cheong Electronics (Holdings) Co. Ltd. (Tak Cheong). Discussions with Tak Cheong were later terminated due to the parties’ inability to enter into a definitive joint venture agreement. Consequently, the respective Boards of Directors of PSi Technologies and PSi Laguna authorized the deregistration of PSi Hong Kong, which had never commenced business subsequent to its incorporation, from the Companies Registry of Hong Kong. On April 15, 2005, PSi Hong Kong has been deregistered by the Companies Registry of Hong Kong pursuant to Section 291AA(9) of the Companies Ordinance, by notice published on April 15, 2005 under Gazette Notice No. 1750.

On December 7, 2003, PSi Technologies entered into an Investment Agreement with the Management Committee of the Chengdu Hi-Tech Zone (CHTZ), a government entity of Chengdu City, Sichuan Province, People’s Republic of China (PRC). The Investment Agreement specifies the location contracted by and government support provided to PSi Technologies. On December 22, 2003, PSi Technologies incorporated PSi Mauritius in the Republic of Mauritius as a wholly owned subsidiary of PSi Technologies. On January 15, 2004, PSi Mauritius incorporated PSi Chengdu, an assembly and test facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu, which started commercial operations on July 22, 2004, services the Supply Agreement between PSi Technologies and Electronics Services Limited Philips Semiconductors (Philips).

PSi Holdings is 54% owned by Merrill Lynch Global Emerging Markets Partners, L. P. (Merrill Lynch), a U.S. based entity.

Significant Customers

The Company’s customers are located in the United States of America, Europe and Asia. The Company’s top five customers collectively accounted for 81%, 81% and 76% of its consolidated revenue in 2004, 2003 and 2002, respectively (see Note 24). The Company anticipates that significant customer concentration will continue for the foreseeable future but the entities which constitute the Company’s largest customers may change.

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

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred recurring losses since 2001. Net loss for the years ended December 31, 2004, 2003 and 2002 amounted to $14.6 million, $20.7 million and $6.8 million, respectively, while deficit amounted to $30.4 million as of December 31, 2004 and $15.7 million as of December 31, 2003. Further, negative working capital amounted to $22.8 million as of December 31, 2004 and $11.5 million as of December 31, 2003. In 2004 and 2003, the Company recognized provision for impairment losses on certain property, plant and equipment amounting to $1.3 million and $11.4 million, respectively, primarily due to the discontinuance of production of certain existing power packages with erratic or low sales volume and decline in the recoverable value of an idle property.

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

On June 2, 2005, to address the breaches, PSi Technologies issued a $7.0 million four-year exchangeable senior subordinated note due in 2009, which bears interest at 10% per annum, to an affiliate of Merrill Lynch (see Note 28). On April 4, 2006, RZB extended the credit facility to the Company until December 31, 2006 under similar terms and conditions.

The foregoing conditions, risks and uncertainties raise substantial doubt as to the Company’s ability to continue as going concern and could affect the Company’s ability to develop advanced technology and expanded services, compete against companies with greater operating capacity and financial resources, increase production capacity, obtain assembly and test equipment to meet the demand for the Company’s products and services, obtain favorable terms from suppliers, and repay bank loans and obtain additional bank credit facilities. The Company’s continued operations as a going concern is dependent on its ability to generate sufficient cash flows from operations and/or seek other sources of financing; however, there are no assurance that positive operating results can be achieved nor that any additional financing or refinancing can be obtained on favorable terms, if at all. Management plans to mitigate its going concern risk by engaging in cost reduction measures through plant closures, rationalizing its capital expenditures and promoting better operating efficiencies. In addition, management plans to increase revenue by targeting higher volume and margin sale from existing and new customers.

Management believes its current and future plans will enable it to continue as a going concern. The consolidated financial statements as of and for the year ended December 31, 2004 do not include adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

2.	Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP) consistently applied for all years presented.

Principles of Consolidation

The consolidated financial statements include the accounts of PSi Holdings and its controlled subsidiaries, where PSi Holdings owns, directly or indirectly, more than one-half of the outstanding voting shares and all variable interest entities for which the Company is the primary beneficiary (see Note 3), as follows:

•	PSi Technologies, a corporation registered with the Philippine Economic Zone Authority (PEZA), engaged in the design, assembly and test of power semiconductor devices, and packaging and test services for non-power applications, including plastics and hermetics;

•	PSi Laguna (wholly owned through PSi Technologies), a PEZA-registered enterprise, engaged in the manufacture, assembly and test of power semiconductor devices;

•	Pacsem (wholly owned through PSi Technologies), a U.S. corporation engaged exclusively in marketing activities on behalf of PSi Technologies and PSi Laguna outside the Philippines;

•	PSi Mauritius (wholly owned through PSi Technologies), a company incorporated in the Republic of Mauritius, organized as a holding company of PSi Chengdu;

•	PSi Chengdu (wholly owned through PSi Mauritius), a company incorporated in the PRC, engaged in semiconductor assembly and test services for Philips; and

•	Pacsem Realty (40%-owned through PSi Technologies and 24%-owned through PSi Technologies’ investee, PSitech Realty), a real estate company which holds two parcels of land currently not in use for which the acquisition has been financed through the availment of debt from PSi Technologies.

•	PSi Holdings was determined to be the primary beneficiary of PSitech Realty, a variable interest entity. PSitech Realty is consolidated in the accounts of the Company.

•	The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates with regard to these consolidated financial statements relate to impairment losses unrecoverable, allowance for inventory obsolescence, allowance for doubtful accounts, allowance for input taxes and tax credit certificates (TCCs), valuation allowance for deferred tax assets, assumptions used in pension, contingencies, depreciation and other accruals. Actual results could differ from these estimates.

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

Income Tax

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) temporary differences between the financial reporting bases of assets and liabilities and their related tax bases and (b) carryforward benefits of net operating loss carryover (NOLCO), and minimum corporate income tax (MCIT). Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled, and the carryforward benefits of NOLCO and MCIT are expected to be applied. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

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

Revenue Recognition and Risk of Loss

The Company has three primary revenue streams related to the assembly and test of semiconductor product used for power conversion or power management applications: assembly-only, testing-only, and assembly and testing. Revenue from assembly-only and test-only services is recognized upon the completion of the related services which coincides with the shipment of packaged semiconductors to the customers. For arrangements involving both assembly and test services, revenue is recognized upon the completion of test services which coincides with the shipment of packaged semiconductors to the customers. The Company does not take ownership of customer-supplied semiconductor raw materials. Title and risk of loss remain with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. Such policies are consistent with the provisions of the U.S. Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” which supersedes SAB No. 101. SAB No. 104 requires that the following four criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

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

As discussed in Note 18, as a result of its registration with PEZA, PSi Technologies can no longer claim net input VAT in the form of TCCs.

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

Pension Plan

The Company has a trusteed, noncontributory defined benefit pension plan covering substantially all of its regular employees in the Philippines. The annual expense is determined in accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” and is charged to current operations. Any additional pension liability adjustment not yet recognized as net periodic pension cost is reported as other comprehensive income in the consolidated statements of changes in stockholders’ equity.

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

Employee Stock Options

The Company uses the intrinsic value method to account for employee stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method, compensation cost is measured as the difference between the price an employee is required to pay to purchase equity securities of the Company and the fair value or market price of the equity securities acquired at measurement date.

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

Had compensation cost for the Company’s Stock Option Plan been determined based on the fair value at the grant date consistent with the method of SFAS No. 123, “Accounting for Stock-based Compensation,” the Company’s net loss and earnings per share would have been stated at the following pro forma amounts:

	2004 (As restated - see Note 3)	2003 (As restated - see Note 3)	2002 (As restated - see Note 3)
Net loss as reported	$14,648,091	$20,710,997	$6,784,678
Total stock-based employee compensation expense determined using APB Opinion No. 25, net of related tax effects	(653,207)	(235,110)	(197,331)
Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	395,621	542,874	924,614

Pro forma net loss	$14,390,505	$21,018,761	$7,511,961

Earnings per share - as reported	$(1.10)	$(1.56)	$(0.51)

Earnings per share - pro forma	$(1.08)	$(1.58)	$(0.57)

Equity and Debt Issuance Costs

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

Recently Issued Accounting Standards

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment [SFAS No. 123(R)], which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) must be adopted for fiscal years beginning after July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS No. 123(R) on January 1, 2006.

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

The Company plans to adopt SFAS No. 123(R) using the modified-retrospective method, restating all prior years presented.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs - An Amendment of ARB No. 43, Chapter 4” (SFAS No. 151). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a material effect on its results of operations or financial condition.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (SFAS No. 153). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material effect on its results of operations or financial condition.

3.	Restatement

The consolidated balance sheets of the Company as of December 31, 2004 and 2003 and the related consolidated statements of operations for each of the three years in the period ended December 31, 2004 have been restated to give effect to the following:

•	Reclassification of cash held in escrow amounting to $1.1 million, which is restricted for withdrawal as of December 31, 2004 (see Note 4). Previously, restricted cash was included as part of “Cash” account in the 2004 consolidated balance sheet.

•	Consolidation of PSitech Realty (see Note 2) to which the Company is determined to be the primary beneficiary.

•	Change in the assumed rate at which pension benefits could be effectively settled. Previously, the Company used a discount rate of 10% in 2001 and 2002 and 6% in 2003, all of which are based on annuity contracts with a time frame which mirrored the maturity period of the plan assets. Therefore, the discount rates used are equal to the expected rates of return on plan assets. However, since the investment horizon of the Company’s plan assets approximate 5 to 7 years whereas the expected pension benefit settlement extend up to 40 years in the future, the assumed discount rates did not reflect the estimated rates at which the pension benefits could be effectively settled. The Company determined that the appropriate discount rates should be based on the Republic of the Philippines (ROP) treasury bond yield rates which were in effect as at December 31 for each of the years from 2001 to 2003 because these rates fairly reflect the rates at which the pension benefits could be effectively settled. The assumed discount rate was computed as the weighted average of the ROP treasury bonds yield rate with maturities that corresponds with the period of time when the pension benefits are expected to be settled. The revised weighted average discount rates used are as follows: 2001 - 17%; 2002 - 14%; and 2003 - 12.4%.

•	Reclassify accrued retirement liability and related deferred tax amounts between current and non-current portion of the balance sheet as of December 31, 2004 and 2003.

•	Reclassify rental expense and raw materials purchase costs which were incorrectly presented as general and administrative expenses to cost of sales and selling and marketing expenses for the years ended December 31, 2004, 2003 and 2002.

The following is a summary of the impact of the foregoing restatements on the consolidated financial statements:

	As Previously Reported	Effect of Adoption of FIN46(R)	Effect of Change in Discount Rate for Pension Benefits	Effect of Change in Presentation of Expenses	As Restated
Year ended December 31, 2004:
Gross profit	$48,900	$—	$205,797	$(1,117,786)	$(863,089)
Operating expenses	12,240,656	(7,901)	(36,087)	(1,117,786)	11,078,882
Loss from operations	12,191,756	(7,901)	(241,884)	—	11,941,971
Loss before income tax	14,542,690	(8,049)	(224,605)	—	14,310,036
Net loss	14,731,965	140,731	(224,605)	—	14,648,091
Basic and diluted earnings per common share	$(1.11)	$(0.01)	$0.02	$—	$(1.10)

Year ended December 31, 2003:
Gross profit	$1,760,159	$—	$208,234	$(434,068)	$1,534,325
Operating expenses	21,467,004	273	(30,244)	(434,068)	21,002,965
Loss from operations	19,706,845	273	(238,478)	—	19,468,640
Loss before income tax	21,165,463	168	(240,188)	—	20,925,443
Net loss	21,003,522	—	(292,525)	—	20,710,997
Basic and diluted earnings per common share	$(1.58)	$—	$0.02	$—	$(1.56)

	As Previously Reported	Effect of Adoption of FIN 46(R)	Effect of Change in Discount Rate for Pension Benefits	Effect of Change in Presentation of Expenses	As Restated
Year ended December 31, 2002:
Gross profit	$2,002,341	$—	$168,816	$(384,203)	$1,786,954
Operating expenses	8,625,937	531	(24,448)	(384,203)	8,217,817
Loss from operations	6,623,596	531	(193,264)	—	6,430,863
Loss before income tax	6,956,207	323	(185,591)	—	6,770,939
Net loss	6,918,082	53	(133,457)	—	6,784,678
Basic and diluted earnings per common share	$(0.52)	$—	$0.01	$—	$(0.51)

	As Previously Reported	Effect of Adoption of FIN 46(R)	Effect of Change in Discount Rate for Pension Benefits	Effect of Reclassification of Accrued Retirement Liability and Related Deferred Tax Amounts	As Restated
Year ended December 31, 2004:
Current assets	$21,804,917	$184	$—	$2,022	$21,807,123
Noncurrent assets	66,883,834	(140,982)	(20,642)	(2,022)	66,720,188
Current liabilities	45,645,710	(5)	(715,517)	(347,855)	44,582,333
Noncurrent liabilities	1,524,782	—	—	347,855	1,872,637

Year ended December 31, 2003:
Current assets	$19,961,525	$126	$—	$913	$19,962,564
Noncurrent assets	69,630,224	(140,717)	(20,641)	(913)	69,467,953
Current liabilities	32,148,191	8,250	(490,910)	(236,516)	31,429,015
Noncurrent liabilities	1,667,048	—	—	236,516	1,903,564

4.	Cash and Restricted Cash

The “Cash” account includes cash held in escrow amounting to $0.6 million and $0.8 million as of December 31, 2004 and 2003, respectively. Such cash held in escrow is available to the Company for withdrawal, subject to the following conditions:

•	There is sufficient Borrowing Base (equivalent to 90% of the value of outstanding eligible receivables plus 100% of the U.S. dollar cash proceeds from eligible receivables) to cover the loan from RZB-Austria;

•	RZB-Austria has conducted, to its satisfaction, a test of the adequacy of eligible receivables and balance of escrow bank account; and

•	There exists no default.

As of December 31, 2004, cash held in escrow amounting to $1.1 million, included under “Restricted cash” account in 2004 consolidated balance sheet, was restricted for withdrawal since the balance of the outstanding trade receivables assigned was not adequate to cover the outstanding loans payable to RZB-Austria (see Note 10).

5.	Trade and Other Receivables

Trade and other receivables consist of:

	2004	2003
Trade	$10,800,924	$11,158,486
Others	348,921	440,073
Less allowance for doubtful accounts	221,410	226,652

	$10,928,435	$11,371,907

Trade receivables from certain customers totaling $8.7 million and $7.5 million as of December 31, 2004 and 2003, respectively, are assigned to RZB-Austria (see Note 4). The proceeds from the collection of these receivables will be remitted directly to an escrow bank account. Such funds may only be withdrawn by the Company subject to the conditions discussed in Note 4 to the consolidated financial statements.

6.	Inventories

Inventories consist of the following work in-process, raw materials and purchased components used in the assembly of semiconductor packages:

	2004	2003
Work in-process	$795,182	$809,657
Materials, spare parts and supplies, net of allowance for inventory obsolescence of $1.1 million and $1.3 million in 2004 and 2003, respectively	7,497,144	5,058,964

	$8,292,326	$5,868,621

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

In 2004, the decrease in allowance for inventory obsolescence amounting to $214,523 pertains to the value of inventories written-off.

7.	Other Current Assets

Other current assets consist of:

	2004	2003
	(As restated-see Note 3)	(As restated-see Note 3)
Tax credits - net of allowance for unrecoverable tax credits of $9,207 in 2004	$93,090	$231,252
Deposits	84,542	107,564
Deferred tax assets - net (see Note 17)	38,789	61,078
Input taxes - net of allowance for unrecoverable input taxes of $119,309 in 2004	—	1,149,884
Prepayments and others	212,326	230,839

	$428,747	$1,780,617

Tax credits were issued by the BOC and may be used for payment of import duties due to the BOC.

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

On February 27, 2004, the Company has pledged certain machinery, equipment and accessories, covered by a Mortgage Trust Indenture with Rizal Commercial Banking Corporation - Trust and Investments Division as the trustee, in favor of KBC Bank N. V., Manila Branch (KBC), with an appraised value then of $2.1 million, in accordance with the Letter of Credit and Trust Receipt Facility Agreement (KBC Agreement) between the Company and KBC.

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

The “Construction in progress” account includes the cost of the construction of a third facility in Laguna (Site 3). Site 3 was acquired to meet additional capacity requirements meant to service the then forecasted increase in demand in 2000. However, with the downturn in the semiconductor industry worldwide, the Company’s plan to expand in Site 3 did not materialize. Although the construction of the building was completed, the power and electrical cable, floor design, clean room and anti-static facilities, among others, required by a semiconductor plant, have not been laid-out or installed.

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

The impairment loss of $146,965 in 2002 represents the writedown of Pacsem Realty’s construction in progress to zero. Such construction has been discontinued as a result of the downturn in the worldwide semiconductor industry. There has been no plan to resume the construction until additional assembly and test facilities are required. Impairment losses are included as part of “General and administrative expenses” in the 2002 consolidated statement of operations.

Certain of the Company’s non-power customers provide equipment on a consignment basis. The value of the consigned equipment is not reflected among the Company’s property, plant and equipment. Risk of loss and insurance for such assets are borne by the customers.

9.	Other Noncurrent Assets

Other noncurrent assets consist of:

	2004 (As restated - see Note 3)	2003 (As restated - see Note 3)
Deposits - net	$933,039	$465,334
Deferred licensing fee	100,000	—
Deferred tax assets - net (see Note 17)	78,602	423,134
Deferred financing charges - net of accumulated amortization of $32,090 and $15,391 in 2004 and 2003, respectively	65,271	81,970
Others	74,555	88,732

	$1,251,467	$1,059,170

Deposits include the following:

•	Advance payments to suppliers for the acquisition of certain machinery, equipment and accessories amounting to $581,987 in 2004 and $32,069 in 2003.

•	Deposit for land to be acquired amounting to $120,841 (net of impairment loss of $272,909) as of December 31, 2004 and $209,724 as of December 31, 2003, which was subject to an impairment analysis as part of the cost of Site 3 as discussed in Note 8. In line with the sale of the Company’s Site 3 and building to ILO (see Note 8), the Company paid its outstanding balance for such purchase of land amounting to $210,000. Thereafter, on June 3, 2005, the title to such property was transferred to the Company, to facilitate sale to ILO.

10.	Loans Payable

This account consists of short-term liabilities to the following creditors:

	2004	2003
RZB-Austria	$9,800,000	$6,600,000
KBC	2,000,000	2,000,000

	$11,800,000	$8,600,000

RZB-Austria

The outstanding liability to RZB-Austria amounted to $9.8 million and $6.6 million as of December 31, 2004 and 2003, respectively. The interest rates in 2004 and 2003 ranged from 4.3% to 5.5% and 3.7% to 3.8%, respectively.

Under the terms of the Credit Facility Agreement with RZB-Austria, PSi Technologies and PSi Laguna shall ensure the collection of certain eligible receivables (trade receivables from third parties denominated in U.S. dollars outstanding for no longer than 90 days from date of invoice) under the Borrowing Base (equivalent to 90% of the value of outstanding eligible receivables plus 100% of the U.S. dollar cash proceeds from eligible receivables) to be deposited to an escrow bank account. Further, PSi Technologies and PSi Laguna shall maintain a Borrowing Base to cover outstanding principal drawings under the Credit Facility Agreement at all times. In case of shortfall, the Company shall have three business days to rectify such shortfall based on the Credit Facility Agreement. Withdrawals from the escrow bank account are allowable subject to the conditions discussed in Note 4.

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

Under the terms of the KBC Agreement, KBC will make available to the Company a credit facility up to an aggregate amount of $3.0 million. On September 30, 2004, PSi Holdings, PSi Taguig, PSi Laguna and KBC executed a Supplemental Letter amending the KBC Agreement to include the following terms and conditions:

•	Assignment of eligible receivables as a continuing security for the due and punctual settlement of the indebtedness. The value of eligible receivables shall be at least equal to 100% of the outstanding indebtedness; and

•	Opening of an escrow bank account with KBC Bank, N.V.-Singapore Branch (KBC Singapore) wherein collection of the assigned eligible receivables shall be deposited. PSi Technologies may not make any withdrawal from the escrow bank account, except where such withdrawal is permitted under the provisions of the KBC Agreement.

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

11.	Trade and Other Payables

Trade and other payables consist of:

	2004 (As restated - see Note 3)	2003 (As restated - see Note 3)
Trade	$25,481,381	$16,619,347
Accrued expenses:
Employee salaries and benefits (see Note 19)	804,408	741,995
Utilities	374,129	232,240
Rental	343,922	—
Interest and others	1,026,456	791,525
Withholding taxes	342,058	323,099

	$28,372,354	$18,708,206

Trade payables include liabilities to equipment suppliers amounting to $6.2 million in 2004 and $4.0 million in 2003.

Accrued employee salaries and benefits include accruals for compensated absences.

12.	Obligations Under Capital Lease

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

The Exchangeable Note represents a $4.0 million exchangeable senior subordinated note payable to Merrill Lynch in 2008, net of calculated debt discount of $2.5 million and $3.1 million as of December 31, 2004 and 2003, respectively. The debt discount represents the value of the beneficial conversion feature calculated in accordance with the provisions of EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”. Interest on unpaid principal amount of the Exchangeable Note is at a rate of 10% per annum, payable semi-annually in arrears on each interest payment date; provided that if (a) upon any interest payment date, the Company is prohibited from paying cash interest due to restriction in its senior credit facility or (b) PSi Holding’s earnings before interest, taxes, depreciation and amortization (EBITDA) for the two consecutive fiscal quarters ending immediately prior to any interest payment date is less than $1.0 million, then the Company may, by notice to the Exchangeable Note holder, elect to pay all or any portion of such interest by adding it to the principal amount of the Exchangeable Note, whenever such amount shall bear interest at the rate aforesaid and shall no longer be considered to be interest due.

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

As of December 31, 2004, PSi Holdings has not declared dividends since its incorporation.

16.	Special Charges

Special charges consist of the following:

	2004	2003
Impairment losses on property, plant and equipment	$1,263,132	$11,367,649
Provision for inventory losses	—	881,236
Write-off of inventories	—	521,884
Write-off of deposit	—	125,000

	$1,263,132	$12,895,769

17.	Income Tax

The components of the Company’s deferred tax assets are as follows:

	2004 (As restated - see Note 3)	2003 (As restated - see Note 3)
Deferred tax assets - current:
Allowance for inventory obsolescence	$43,358	$67,440
Accrual for retirement benefits	2,021	912

	45,379	68,352
Less valuation allowance	6,590	7,274

	$38,789	$61,078

	2004 (As restated - see Note 3)	2003 (As restated - see Note 3)
Deferred tax assets - noncurrent:
Impairment losses	$480,763	$570,824
Depreciation recognized as a result from change in remaining useful life of certain machinery and equipment	59,457	—
NOLCO	40,999	91,877
Accrual for retirement benefits	23,450	7,087
Excess of rental under operating lease agreement computed on a straight-line basis over the amount based on lease agreements	8,075	—
MCIT	5,495	4,531

	618,239	674,319
Less valuation allowance	539,637	251,185

	$78,602	$423,134

Deferred tax assets - current and deferred tax assets - noncurrent are included in the “Other current assets” and “Other noncurrent assets” accounts, respectively, in the consolidated balance sheets.

The net increase in the valuation allowance amounted to $287,768 in 2004 and the net decrease in the valuation allowance amounted to $1,599,698 in 2003.

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

The Company’s revenues are generated from Philippine and China operations.

The reconciliation between the Company’s Philippine statutory income tax rate and effective income tax rates is as follows:

	2004 (As restated - see Note 3)	2003 (As restated - see Note 3)	2002 (As restated - see Note 3)
Statutory income tax rate	32%	32%	32%
Income tax effects of:
Revenues and expenses covered by PEZA registration	(12)	(2)	—
Foreign exchange adjustments	(11)	(12)	(15)
Write-off of NOLCO	(6)	—	—
Nontaxable losses from foreign operations	(5)	—	—
ITH incentives on registered activities	1	—	13
Change in tax rate due to approval of PEZA registration	—	(9)	—
Losses of registered activities subject to ITH	—	—	(14)
Valuation allowance	4	(10)	(15)

Effective income tax rates	(3)%	(1)%	1%

Foreign exchange adjustments represent a nondeductible tax item for Philippine tax reporting purposes which is a permanent difference on the U.S. GAAP book basis.

18.	Registrations with the BOI and PEZA and Agreement with CHTZ

PSi Technologies

•	PEZA Registration

On May 17, 2004, PSi Technologies was registered with PEZA under the Omnibus Investment Code of 1987 and Republic Act (RA) No. 7916 for the manufacture of semiconductor devices for export and importation of raw materials, machinery and equipment, and other materials used in manufacture of semiconductor devices at the Food Terminal Incorporated -Special Economic Zone (FTI-SEZ).

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

The components of net periodic pension cost for the defined benefit plan are as follows:

	2004 (As restated - see Note 3)	2003 (As restated - see Note 3)	2002 (As restated - see Note 3)
Service cost of current year	$85,662	$58,815	$18,599
Interest cost on projected benefit obligation	63,618	49,280	21,054
Actual return on plan assets	(8,379)	(9,422)	(8,388)
Net amortization and deferrals	(6,894)	137	143
Adjustment for the year	—	(7,793)	(21,730)

Total pension expense	$134,007	$91,017	$9,678

The following table sets forth the funded status and the amounts recognized in the consolidated balance sheets for the defined benefit retirement plan:

	2004 (As restated - see Note 3)	2003 (As restated - see Note 3)
Change in benefit obligation
Benefit obligation, beginning of year	$536,941	$359,911
Service cost	85,662	58,815
Interest cost	63,618	49,280
Actuarial adjustment	(170,865)	89,635
Benefits paid	(19,622)	(1,584)
Translation adjustment	(7,530)	(19,116)

Benefit obligation, end of year	$488,204	$536,941

Change in plan assets
Fair value of plan assets, beginning of year	$145,011	$141,535
Actual return on plan assets	8,379	9,422
Translation adjustment	(2,014)	(5,946)

Fair value of plan assets, end of year	$151,376	$145,011

Funded status	($336,829)	($391,930)
Unamortized transition obligation	2,741	2,913
Unrecognized net actuarial loss	(43,795)	121,908

Accrued benefit cost	($377,883)	($267,109)

The accumulated benefits obligation amounted to $274,279 and $287,196 in 2004 and 2003, respectively.

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

The Company expects to make approximately $361,618 of cash contributions to its pension plan in 2005. The significant assumptions used in determining the actuarial present value of the projected benefits obligations are as follows:

	2004 (As restated - see Note 3)	2003 (As restated - see Note 3)
Weighted average assumptions:
Discount rate	13.8%	12.4%
Expected return on plan assets	6.3%	6.0%
Rate of compensation increase	5.0%	5.0%

The table below presents the expected compulsory pension benefits of the Company to be paid out of the fund for the next ten years:

Year	Amount (As restated - see Note 3)
2005	$30,028
2006	32,934
2007	41,314
2008	40,070
2009	41,536
2010 to 2014	389,043

The current and noncurrent portions of the accrued retirement benefit costs are as follows:

	2004 (As restated - see Note 3)	2003 (As restated - see Note 3)
Current portion (included under trade and other payables account)	$30,028	$30,593
Noncurrent portion	347,855	236,516

	$377,883	$267,109

The measurement date of the Company’s December 31, 2004 actuarial valuation is December 31, 2004.

20.	Stock Option (SO) Plan

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

The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. For each of the years ended December 31, 2004, 2003 and 2002, total stock compensation expense amounted to $653,207, $235,110 and $197,331, respectively. A summary of the status of the Company’s SO Plan as of December 31, 2004, 2003 and 2002, and changes during the years then ended are presented below:

	2004		2003		2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	580,350	$13.30	596,350	$13.30	635,850	$13.30
Granted	121,000	3.25	—	—	—	—
Expired	(38,690)	13.30	—	—	—	—
Forfeited	(7,500)	13.30	(16,000)	13.30	(39,500)	13.30

Outstanding at end of year	655,160	11.44	580,350	13.30	596,350	13.30

Options exercisable at end of year	348,210		348,210		232,140

The weighted average remaining contractual life of the options as of December 31, 2004 and 2003 is 3.0 years.

The Company uses the Black-Scholes option pricing model to calculate the value of the options at date of grant using the following assumptions:

	2004	2003
Volatility	1.1%	1.2%
Risk free interest rate at date of grant	11.1%	14.0%
Dividend yield	0%	0%
Expected term	5 years	5 years

21.	Related Party Transactions

•	Advances to officers represent outstanding market rate loans to certain officers granted in December 1998 and November 2000.

•	In 2003, PSi Technologies issued a $4.0 million exchangeable senior subordinated note payable to Merrill Lynch due in 2008 (See Note 14).

22.	Operating Lease Commitments

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

The estimated fair value of financial instruments had been determined by the Company using available market information and standard discounting methodologies. However, considerable judgment was required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counter parties or group of counter parties. The credit worthiness of counterparties is continually reviewed, and full performance is anticipated.

The methods and assumptions used to estimate the fair value of significant classes of financial instruments are as follows:

Cash and Restricted Cash. The carrying amount approximates fair value because of the short maturity of the instruments.

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

The Company’s top five customers, as a percentage of its total consolidated revenues, are as follows:

Percentage to Total Consolidated Revenue
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

The Company trades only with recognized, creditworthy third parties. It is the policy of the Company that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce our exposure to bad debts. We have no significant concentrations of credit risk.

As a result of such concentration of the customer base, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to, any of these customers could materially and adversely affect the Company’s results of operations and financial position.

As discussed in Note 1 to the consolidated financial statements, the Company’s plant in Chengdu, Sichuan Province, PRC, started commercial operations on July 22, 2004. The carrying value of the net liabilities in China as of December 31, 2004 is $2.3 million.

25.	Computation of Earnings Per Share

	2004 (As restated - see Note 3)	2003 (As restated - see Note 3)	2002 (As restated - see Note 3)
Net loss	$14,648,091	$20,710,997	$6,784,678
Adjusted weighted average number of common shares issued and outstanding during the year	13,289,525	13,289,525	13,289,525

Earnings per share	$(1.10)	$(1.56)	$(0.51)

Potentially dilutive Note and stock options, which would have antidilutive effect on earnings per share, were excluded from the computation of earnings per share.

26.	Contingencies

a.	In September 2001, two substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court of Southern District of New York naming as defendants, in aggregate, PSi Holdings, certain of its current or former officers and directors, and certain underwriters to its IPO. Similar complaints have been filed against over 300 other issuers that have had IPOs since 1998 and all such actions have been included in a single coordinated proceeding. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly solicited and received “excessive” commission from investors and that some investors in the IPO allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate price of the Company’s stock. An amended complaint was filed on April 19, 2002. The Company and its officers and directors identified were named in the suits pursuant to Section 11 of the U.S. Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, and other related provisions. The complaint seek unspecified damages, attorney and expert fees and other unspecified litigation costs.

On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO litigations, including the action involving the Company. On July 15, 2002, the Company, along with other non-underwriter defendants in the coordinated cases, also moved to dismiss the litigation. On February 19, 2003, the court ruled on the motions. The court granted the Company’s motion to dismiss the claims against it under Rule 10b-5, due to insufficiency of the allegations against the Company. The court also granted the motion of the individual defendants to dismiss the claims against them under Section 10b-5 and Section 20 of the Exchange Act. The motions to dismiss the claims under Section 11 of the Securities Act were denied as to virtually all of the defendants in the consolidated cases, including the Company.

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

b.	On November 19, 2003, PSi Technologies filed an injunction complaint against Manila Electric Company (Meralco) to enjoin it from disconnecting its supply of electric service on account of a billing differential in the amount of (Peso)21.2 million reckoned from April 1, 1998 to July 12, 2002. The billing differential came about from a defective meter installation by Meralco. Claiming negligence on the part of Meralco, the Company refused to pay the full amount and offered settlement of (Peso) 2.0 million. Meralco insisted on full payment, hence the filing of the complaint. The Company does not believe that the ultimate outcome of the proceedings will have a material adverse effect on the Company’s overall financial position and results of operations. As of July 13, 2005, the case is pending pre-trial after referral of the case for mediation proved fruitless.

27.	Subsequent Events

a.	Registration of New PEZA Activity

On January 27, 2005, PSi Laguna and PEZA signed a Supplemental Agreement (Agreement) in line with the application of PSi Laguna for the registration of its new activity, particularly the manufacture of triac devices (Project) and approval of PEZA’s BOD under Resolution No. 04-419 on December 9, 2004 of such request. Under the terms of the Agreement, the Project shall be entitled to all incentives for non-pioneer projects under RA No. 7916 under the following conditions among others:

•	Submission of an environmental compliance certificate issued by the DENR-Environmental Management Bureau to the PEZA-Environmental Safety Group.

•	Entitlement to a new and separate four year ITH incentive subject to setting up of separate books of accounts for the Project.

•	Compliance of export sales requirement as defined in the Agreement.

PSi Laguna started commercial operation of the Project on January 3, 2005.

b.	On January 28, 2005, PSi Laguna and Pacsem Realty entered into separate Contracts to Sell the unutilized Site 3 in Laguna to an unrelated Philippine corporation in the business of commercial and industrial property development and leasing, for $2.5 million. Of this amount, $1.0 million was paid upon signing of the agreement, with the balance payable every six months in six equal payments up to January 2008.

c.	On March 9, 2005, PSi Holdings received a Nasdaq Staff Determination indicating its failure to comply with the market value of publicly-held shares requirement for continued listing of the Company’s ADSs in the Nasdaq National Market as set forth in Marketplace Rule 4450(a)(2), and that its ADSs will be delisted from the Nasdaq National Market at the opening of business on March 18, 2005. On March 16, 2005, PSi Holdings applied to transfer the trading of its ADSs to the Nasdaq SmallCap Market. The transfer was effected at the opening of business on March 29, 2005.

d.	On June 2, 2005, PSi Technologies issued a $7.0 million exchangeable senior subordinated note to an affiliate of Merrill Lynch. The proceeds of the note will be used to partially finance capital expenditures related to the introduction of the Power QFN Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables.

28.	Other Matters

a.	Shipping and handling costs incurred in 2004, 2003 and 2002 amounted to $804,110, $454,286 and $256,294, respectively.

b.	Advertising expense incurred in 2004, 2003 and 2002 amounted to $18,978, $16,046 and $33,004, respectively.

c.	As of December 31, 2004, the Company has outstanding letters of credit amounting to $2.1 million.

29.	Changes in Presentation of Comparative Consolidated Financial Statements

The Company reclassified certain accounts in 2003 and 2002 consolidated financial statements to conform with 2004 financial statement presentation.