Form 20-F
period 2005-12-31
PSI TECHNOLOGIES HOLDINGS INC
filed 2006-08-15
CIK 1106714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Act of 1934:

None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2005, the close of the period covered by the annual report:

Common shares of nominal value PHP 1 2/3 per share.	13,289,525

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

All amounts listed in this annual report are stated in U.S. dollars our functional and presentation currency, unless otherwise noted. Any discrepancy between the amounts listed and their totals in the tables included in this annual report are due to rounding.

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

i

PART I

Unless the context indicates or otherwise requires, references to “the Company” the PSi Companies, “we,” “us,” or “our” mean PSi Technologies Holdings, Inc. (PSi Holdings) and its consolidated subsidiaries (see Note 2 —Principles of Consolidation).

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

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

A. Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report. The summary consolidated statements of operations data and summary consolidated balance sheet data in the table below as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere herein. The summary consolidated statements of operations data and summary consolidated balance sheet data are qualified in their entirety by reference to our audited consolidated financial statements and related notes. Our audited consolidated financial statements are reported in U.S. dollars and have been prepared and presented in conformity with generally United States accepted accounting principles, consistently applied for all years.

	For the years ended December 31
	2001	2002	2003	2004	2005
	(Dollar amounts, and number of shares in thousands, except per share data)
Consolidated Statements of Operations:
Revenues	53,512	70,537	76,933	79,139	80,341
Cost of sales	52,239	68,750	75,399	80,002	82,223

Gross profit (loss)	1,273	1,787	1,534	(863)	(1,882)

General and administrative	5,184	5,820	6,621	8,014	7,561
Special charges	—	—	12,896	1,263	5,281
Selling and marketing	966	1,145	762	794	964
Research and development	691	1,253	723	1,008	1,242

Loss from operations	(5,568)	(6,431)	(19,468)	(11,942)	(16,930)

Interest income (expense and bank charges)—net	101	(401)	(1,214)	(2,139)	(2,888)
Foreign exchange gains (losses)—net	796	22	(242)	(322)	(158)
Lease income	—	—	—	92	110
Early retirement cost	(680)	—	—	—	—
Gain (loss) on disposal of property and equipment		39	1	1	9
Income on refund from a utility company	—	—	—	—	227

Loss before income tax and minority Interest	(5,351)	(6,771)	(20,925)	(14,310)	(19,630)

Provision for (benefit from) income tax
Current	27	—	6	2	3
Deferred	(9)	62	(231)	367	117

Loss before minority interest	(5,369)	(6,833)	(20,700)	(14,679)	(19,750)

Minority interest	3	48	(11)	31	—
Net Loss	(5,366)	(6,785)	(20,711)	(14,648)	(19,750)

Weighted average number of common shares outstanding	13,290	13,290	13,290	13,290	13,290

Basic earnings per common share (1)	(0.40)	(0.51)	(1.56)	(1.10)	(1.49)

Other Financial Data:
Depreciation	12,035	13,839	15,500	16,965	18,128
Capital expenditures	21,807	18,354	10,177	15,016 (a)	4,403 (a)
Cash flows from operating activities	4,470	1,533	986	8,040	(4,214)
Cash flows used in investing activities	(19,736)	(5,870)	(5,699)	(9,047)	(2,232)
Cash flows from financing activities	5,066	4,252	3,950	1,116	6,849

(a)	Including cost of property and equipment amounting to $1,064 in 2005, $6,695 in 2004, $4,008 in 2003, $10,894 in 2002 and $8,312 in 2001 acquired on account through suppliers’ credits and equipment acquired under capital lease arrangements.

	As of December 31,
	2001	2002	2003	2004	2005
	(thousands of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,793	1,701	936	1,046	1,625
Working capital (2)	(304)	(12,334)	(11,466)	(22,775)	(13,032)
Total assets	105,004	112,792	89,431	88,527	69,531
Long-term debt (3)	3,568	2,987	3,670	3,044	3,258
Total stockholders’ equity	80,281	73,674	56,067	42,072	29,363

(1)	Basic and diluted earnings per share amounts are the same because the effect of the assumed exercise of all outstanding stock options and conversion of the exchangeable note is anti-dilutive.
(2)	Total current assets minus total current liabilities.
(3)	Including current portions of long-term debt, obligations under capital lease and other long-term liabilities amounting to $684, $2,708, $1,766 and $1,171 in 2001, 2002, 2003 and 2004, respectively.

	As of December 31,
	2001	2002	2003	2004	2005
Current assets	21,467	26,505	19,963	21,807	23,878
Current Liabilities	21,771	38,839	31,429	44,582	36,910

Working Capital	(304)	(12,334)	(11,466)	(22,775)	(13,032)

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

In July 2003, we issued a $4.0 million, 5-year exchangeable senior subordinated note to Merrill Lynch Global Emerging Markets Partners, LLC (Merrill Lynch LLC), an affiliate of Merrill Lynch Global Emerging Market Partners, L.P. (Merrill Lynch), due in 2008 which bears interest at a rate of 10% per annum, net of Philippine withholding tax. The exchangeable note was issued to pay off certain liabilities related to our capital expenditures incurred in 2002 which were due by the end of the second and third quarters of 2003 and could not be paid out of current cash flow from operations or available lines of credit. Over the course of the first and second quarter of 2003, the Company pursued several possible avenues of financing but no such alternative could be put in place in time to pay for the liabilities. In June 2005, we issued a $7.0 million, 4-year exchangeable senior subordinated note to Merrill Lynch LLC, due in 2009 which bears interest at a rate of 10% per annum, net of Philippine withholding tax. The proceeds of the note was used to partially finance capital expenditures related to the introduction of the Company’s Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes.”

We have $10 million credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria) of which $9.4 million was outstanding as of December 31, 2005. As of December 31, 2005, we have not complied with certain financial ratio requirements under the short-term credit facility from RZB-Austria. The credit facility is for a period from 2002 and renewed every year there after until December 31, 2005. However, on April 4, 2006, RZB-Austria extended the credit facility granted to PSi Technologies and PSi Laguna until December 31, 2006, under similar terms and conditions.

We have $3 million short-term credit facility with KBC Bank N.V.—Philippine Branch of which $2 million was outstanding as of December 31, 2005 and another $4 million letter of credit and trust receipt facility of which $3.3 million is outstanding as of December 31, 2005. The short term credit facility was secured by accounts receivable from a customer. As of December 31, 2005, PSi Holdings and PSi Technologies have not complied with certain financial ratio requirements under the Loan Agreement with KBC Bank N.V.—Philippine Branch. On March 10, 2006, KBC Bank N.V.—Philippine Branch terminated its credit facility with the Company to be effective (60) days from that date. On May 26, 2006, KBC- Philippine Branch has advised the Company that the KBC Bank N.V.—Philippine Branch has ceased operations effective April 30, 2006 and that, in view of such cessation, the loan account will be assumed by KBC Bank N.V.—Hong Kong Branch starting June 10, 2006. The credit agreement, including the deed of assignment of receivables and other agreements, remains in full force and effect after the transfer of the booking of the loan, but KBC Bank N.V.—Hong Kong

Branch will assume all the rights and obligations of KBC Bank N.V.—Philippine Branch thereunder. The Company is in discussion with KBC Bank N.V.—Philippine Branch for the full payment of the outstanding short term loans including trust receipts payables. As of July 31, 2006, the total outstanding short term loans amounted to $1.75 million, while the outstanding trust receipts payable amounted to $0.7 million.

We cannot assure you that we will generate sufficient cash flow or that other financings will be available in the future when needed or, if available, that they will be available on satisfactory terms. Failure to obtain any such required additional financings or generate sufficient cash flow to meet our financing obligations could have a material adverse effect on our company. Also, we may not be able to renew our existing credit facilities nor repay these obligations when they mature. Our ability to make scheduled payments on our debt will depend on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. In addition, any future borrowings we make will most likely be subject to covenants limiting our operating and financial flexibility and would require the consent of Merrill Lynch LLC.

The recurring losses from our operations and negative net working capital position raise substantial doubt about our ability to continue as a going concern.

We have incurred recurring losses since 2001. Our net loss for the years ended December 31, 2005, 2004 and 2003 amounted to $19.7 million, $14.6 million, and $20.7 million, respectively, while deficit amounted to $50.1 million as of December 31, 2005 and $30.4 million as of December 31, 2004. Further, our negative working capital amounted to $ 13.0 million as of December 31, 2005 and $22.8 million as of December 31, 2004. In 2005 and 2004, we recognized provision for impairment losses on certain property, plant and equipment amounting to $4.2 million and $1.3 million, respectively, primarily due to the net loss position from the start of commercial operations and negative projected cash flows of the China facility, decline in the recoverable value of real estate properties and discontinuance of production of certain existing power packages with erratic or low sales volume.

We have $10 million credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria) which is available to PSi Technologies and PSi Laguna of which $9.4 million was outstanding as of December 31, 2005. As of December 31, 2005, we have not complied with certain financial ratio requirements under the short-term credit facility from RZB-Austria. The credit facility was granted in 2002, had been renewed every year and was supposed to expire on December 31, 2005. The credit facility is for a period from 2002 and renewed every year thereafter until December 31, 2005. However, on April 4, 2006, RZB-Austria extended the credit facility granted to PSi Technologies and PSi Laguna until December 31, 2006, under terms and conditions similar to the credit facility granted in 2002.

The foregoing conditions, risks and uncertainties raise substantial doubt as to our ability to continue as a going concern and could affect our ability to develop advanced technology and expanded services, compete against companies with greater operating capacity and financial resources, increase production capacity, obtain assembly and test equipment to meet the demand for our products and services, obtain favorable terms from suppliers, and repay bank loans and obtain additional bank credit facilities. Our continued operation as a going concern is dependent on our ability to generate sufficient cash flows from operations and/or seek other sources of financing; however there are no assurances that positive operating results can be achieved nor that any additional financing or refinancing can be obtained on favorable terms, if at all. We plan to mitigate our going concern risk by engaging in cost reduction measures through plant closures, rationalizing our capital expenditures and promoting better operating efficiencies. In addition, we plan to increase our revenue by targeting higher volume and margin sales from existing and new customers.

The cyclical nature of the semiconductor industry and the periodic overcapacity that results from this may seriously harm our company.

Our operations are substantially affected by market conditions in the semiconductor industry, which are highly cyclical and, at various times, have experienced significant economic downturns characterized by reduced product demand and production overcapacity, which can result in the erosion of average selling prices.

The semiconductor industry experienced a significant downturn in 2001 and the lingering effects of that downturn adversely affected our operating results in the succeeding years. The 2001 downturn was characterized by production overcapacity, reduced product demand, excessive inventories and rapid erosion of average selling prices. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of overcapacity in the semiconductor industry have in the past followed periods of increased demand. In addition, the markets for semiconductors are characterized by rapid technological change, evolving industry standards, intense competition and fluctuations in end-user demand. In 2002, the market for semiconductors stabilized, registering growth in worldwide semiconductor revenues as measured by SIA/WSTS, of 1.3% and expanded by 18.3%, 28.0%, and 6.8% in 2003, 2004, and 2005 respectively. Nonetheless, a future downturn in the semiconductor industry could seriously harm our company. In particular, the combination of weak demand, a sharp correction of inventory by our customers and their end markets, and deterioration in economic performance, particularly in the United States, and an increase in underutilized capacity in 2005 could seriously harm our industry and our company.

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

The semiconductor assembly and testing industry is highly competitive. We face substantial competition from:

•	the in-house assembly and testing divisions of major integrated device manufacturers;

•	other independent companies such as STATS ChipPAC Ltd., Carsem Semiconductor Co. Ltd., Greatek Electronics, Inc., AUK Corp., Enoch Semiconductor Corp., Huashan Electronic Devices Co., GEM Services and Nantung Fujitsu, Inc. that specialize in providing assembly and test services for power semiconductors; and

•	a number of large companies, such as Advanced Semiconductor Engineering, Amkor Technology, Inc., ASE Test Limited, ASAT, Ltd., STATS ChipPAC Ltd., Siliconware Precision Industries Co. Ltd., ST Assembly and Test Services Pte., Ltd., and Shinko Electric Industries Co. Ltd., that focus primarily on non-power semiconductor assembly and test services.

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

Our top five customers accounted for approximately 56% in 2001, 76% in 2002, 81% in 2003, 81% in 2004 and 87% in 2005 of total revenue. Our largest customer accounted for approximately 17% in 2001, 22% in 2002, 34% in 2003, 30% in 2004 and 35% in 2005 of total revenue. Infineon Technologies, Inc. (Infineon) continued to be our largest customer in 2002, 2003, 2004 and 2005. This is attributable to Infineon’s increasing practice of outsourcing their power semiconductor assembly and test requirements to our company. On June 19, 2006, the Company and Infineon signed a Sales and Investment Agreement for the supply of certain power packaging devices for a period of one year from the time the production capacity is put in place. On May 25, 2005, we received notice from Fairchild Korea Semiconductor (Fairchild Korea) of its intention to terminate its subcontract assembly and test contract with us upon the expiration of the contract on June 30, 2005. Fairchild Korea accounted for 5.6% in 2003, 3.1% in 2004 and 1.9% in 2005 of total revenues. It would be difficult for us to quickly replace a major customer that permanently discontinues or significantly reduces its commercial relationship with us, as new customers usually require us to pass a lengthy and rigorous qualification process. Also, semiconductor companies generally rely on service providers with which they have established relationships to meet their assembly and testing needs for existing and future applications. If any one of our key customers were to reduce its purchases significantly, any inability on our part to attract new major customers or shift our excess production capacity to our remaining customers could materially impact our financial viability and profitability.

Our finances may be adversely affected by credit risk.

Our customers are from time to time indebted to us as a result of transactions or contracts, as we provide our services on financing terms. We attempt to mitigate credit risk through customer diversification to minimize customer concentration and by screening our customers for creditworthiness. However, the information provided to us by our customers may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks. Also, we cannot assure you that our policies, procedures and ability to diversify and manage credit risk will be effective. Although none of our customers has defaulted on their payments to us due to bankruptcy, deterioration of their creditworthiness, lack of liquidity, operational failure, or other reasons, we cannot assure you that such an event will not occur. We may suffer financially and our liquidity may be severely impaired if our customers do not pay us according to contractual terms of payment.

We may be unable to increase our production capacity to meet the demand for our products and services.

In 2005, we acquired property, plant and equipment totaling $4.4 million (including equipment acquired on account through suppliers’ credits of $1.1 million as of December 31, 2005) for our Taguig, Laguna and Chengdu manufacturing facilities. If we experience delays in the purchase and delivery of equipment needed to expand our capacity or support the expansion of capacity, we may not be able to meet the demand for our products and services. Our inability to expand capacity could reduce our ability to meet customer needs which may prompt our customers to place orders with our competitors.

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

We depend on a limited number of suppliers to provide us with sufficient quantities of raw materials on a timely basis at acceptable quality levels in order to sustain our operations.

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

Upward changes in the price of copper, gold, crude oil and certain other commodities used by our suppliers or by us as raw materials for our products could materially harm our business by increasing our costs.

We are particularly affected by fluctuations in the prices of commodities such as copper, nickel, aluminum, gold, silver and other metals used in our raw materials and manufacturing process, and higher energy costs. Copper base materials that form part of our finished products are a significant component of our finished product cost. Copper prices have increased from US$3,144 per ton as of December 31, 2004 to US$4,585 per ton as of December 31, 2005. Crude oil prices were higher by 33.6%, gold prices were higher by 15.4%, silver prices were higher by 26.3%, copper prices were higher by 45.8% and nickel prices were lower by 11.2% in 2005 as compared to 2004.

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

We depend on our key executive officers and employees to implement our business plan and oversee our assembly and test processes. It is difficult to attract and retain highly skilled technical, managerial and marketing personnel, and replace key personnel, as competition for qualified personnel in the Philippines is intense. In March 2005, Bryan C. Rigg, our Managing Director for Taguig operations, elected to seek employment with a competitor and terminated his employment contract with us. In June 2005, we announced the appointment of Gordon J. Stevenson, formerly of Royal Philips Electronics, as our Executive Vice President and Chief Operating Officer. In October 2005, Roque Felipe Granada, our Senior Vice President for Sales and Marketing who joined the Company in January 2005 elected to seek employment with another company while our Chief Technology Officer James Knapp resigned effective March 31, 2006. Mr. Edison G. Yap, our Director for Investor Relations, elected to seek employment with another company and resigned effective April 30, 2006. We cannot assure you that we will not lose, or that we will be able to attract and retain, additional personnel required to successfully develop new and enhanced assembly and test services and to continue to grow and operate profitably. We maintain limited directors and officers liability insurance.

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

Our ability to compete successfully will depend on our ability to keep labor costs low. We provide compensation, benefits, and a working environment in accordance with standards mandated by Philippine and Chinese law as applicable, labor regulations and codes, which has resulted in a union-free workplace. Any initiative by the workforce to unionize or the occurrence of high employee turnover in any of our three manufacturing facilities may result in lost productivity and higher labor costs that could materially harm our business, financial condition and results of operations.

Our business may be affected by political or social or economic instability in the Philippines

On May 10, 2004, the Philippines held a presidential election which resulted in a victory by the incumbent President Arroyo who successfully retained her post. Shortly after the elections, allegations of irregularities in the presidential elections, such as stolen ballots and vote buying intensified. The Philippine Congress commenced an inquiry into a wire tapped audio tape which contains a conversation allegedly between President Gloria Macapagal-Arroyo and a commissioner of the Commission on Elections discussing the counting of certain votes during the last presidential election. On June 27, 2005, President Gloria Macapagal-Arroyo publicly stated that she did speak to a commissioner of the Commission on Elections in order to protect her votes, but not to influence the outcome of the election. Impeachment complaints based on allegations of culpable violation of the Constitution, graft and corruption and betrayal of public trust were filed against President Arroyo with the Philippine Congress. On September 6, 2005, the Philippine Congress voted to reject the impeachment complaints against President Arroyo. On August 9, 2006, the House Committee on Justice voted unanimously that one of the eight impeachment complaints filed recently against President Arroyo is sufficient in form. The same Committee has yet to determine whether said impeachment complaint is sufficient in substance as to warrant an impeachment case.

Recently, coup d’etat attempts against the administration of President Arroyo have been reported. On February 24, 2006, President Arroyo declared a state of emergency allowing for warrantless arrests and a temporary take-over of privately-owned utility companies. On March 3, 2006, President Arroyo lifted the state of emergency.

The Philippines has also experienced periods of slow growth, high inflation and significant devaluation of the peso. The Philippine government is also facing a fiscal deficit which it is aiming to eliminate by 2008 by implementing a number of economic reforms.

The fiscal deficit position of the Philippine government and the ongoing political uncertainty has resulted in increased concerns about the political and economic stability of the country. This, in turn, has resulted in the volatility of the peso against the dollar. There can be no assurance that the political environment in the Philippines will be stable or that the current or any future government will adopt economic policies conducive to sustained economic growth or which do not impact adversely on the current regulatory environment for companies operating in the Philippines.

These events have created uncertainty as to the stability of the Philippine economy. The Philippine government has implemented a number of measures designed to mitigate the effects of the region’s financial crisis on the Philippine economy. The Philippine government’s stated objective has been to restore economic confidence and stability by strengthening economic fundamentals. We cannot assure you that the Philippines will not be subject to increased economic difficulties in the future or that the current trends will significantly improve in the near future.

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

New laws and regulations, currency devaluation and political instability in the Philippines, China and foreign countries could make it more difficult for us to operate successfully.

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

The Company could face numerous risks (including legal, regulatory, managerial, and financial risks) as a consequence of the dissolution of PSi Chengdu, the company’s operating facility in China.

We opened an assembly and test facility in Chengdu, Sichuan Province, People’s Republic of China (PRC), in 2004. We incurred $3.8 million in capital expenditures for our new Chengdu facility on the expectation that it would reduce future production costs as a result of the relatively inexpensive labor costs in the region. We also hoped that our Chengdu facility would have created new business and sales opportunities in China. On September 8, 2005, the representatives of the Management Committee of the CHTZ and The Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plan to convert the Southern Export Processing Zone where PSi Chengdu is located to another commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. The relocation issue which could further drain PSi Chengdu’s resources, coupled with continuous operating and cash flow losses from the start of commercial operations up to 2005, triggered an impairment review in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as of December 31, 2005. Management estimated that the undiscounted future cash flows to be generated by PSi Chengdu to be negative compared with the carrying amount of PSi Chengdu’s long-lived assets of $2.7 million. Management then estimated the fair value of those assets at negative $0.2 million using the expected cash flow approach as a measure of fair value. This resulted in write-down of the assets amounting to $2.7 million which was included under “Special charges” account in the 2005 statement of operations.

On April 5, 2006, the Board of Directors (BOD) of PSi Technologies. and PSi Mauritius through its subsidiary, PSi Chengdu, informed the Management Committee of the CHTZ of its decision to close the facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu ceased commercial operations on April 30, 2006. As of July 31, 2006, PSi Chengdu is in the process of completing the requirements for liquidation and dissolution. The outcome and results of the liquidation and dissolution process may differ materially from our expectations, due to a variety of legal, regulatory, managerial and financial risks, including but not limited to:

•	economic and political uncertainties in China;

•	changes in, and the enforcement of, commercial laws, currency controls and exchange rate policies, import tariffs and duties, customs regulations and taxation laws in China;

•	the potential re-valuation of the Chinese Renminbi or PRC yuan;

•	the Chengdu government may require PSi Chengdu to pay back the tax and duty incentives it had received since its establishment pending complete dissolution of PSi Chengdu;

•	our inability to secure and/or maintain the services of qualified personnel and/or consultants during the liquidation and dissolution process;

•	our failure to conclude a viable termination agreement with Philips Semiconductors and Electronic Devices Limited (Philips) with respect to the Supply Agreement dated January 14, 2004 between Philips and PSi Chengdu in light of the liquidation and dissolution of PSi Chengdu; and

•	our failure to fully settle all the outstanding obligations of PSi Chengdu with its creditors and employees.

Our China venture in Chengdu, Sichuan Province, PRC, may negatively affect our profitability and drain our financial resources.

Pre-operating expenses in 2004 were attributable to our China venture start-up activities as well as losses incurred on its operations resulted in higher operating expenses for our company in 2004 and 2005. Start-up activities are activities that are undertaken prior to the commencement of production, including but not limited to, the installation of facilities and facilities support equipment, the uncrating and installation of production equipment, equipment qualification, purchase and delivery of other equipment and tools necessary for production, and the hiring and training of management, staff, technical personnel and operators. In 2005, we incurred a $4.9 million net loss from our Chengdu facility. This includes special charges amounting to $3.2 million that we recognized in 2005. On September 8, 2005, the representatives of the Management Committee of the CHTZ and The Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plan to convert the Southern Export Processing Zone where PSi Chengdu is located to another commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. The relocation issue which could further drain PSi Chengdu’s resources, coupled with continuous operating and cash flow losses from the start of commercial operations up to 2005, triggered an impairment review in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as of December 31, 2005. Management estimated that the undiscounted future cash flows to be generated by PSi Chengdu to be negative compared with the carrying amount of PSi Chengdu’s long-lived assets of $2.7 million. Management then estimated the fair value of those assets at negative $0.2 million using the expected cash flow approach as a measure of fair value. This resulted in write-down of the assets amounting to $2.7 million which was included under “Special charges” account in the 2005 statement of operations. On April 5, 2006, PSi Chengdu informed the Management Committee of the Chengdu Hi-Tech Zone of our decision to close PSi Chengdu. and commercial operations at PSi Chengdu ceased by the end of April 2006. Currently, PSi Chengdu is in the process of liquidation and dissolution.We have estimated that the company will incur a total dissolution and liquidation costs associated with PSi Chengdu’s discontinued operations amounting to about US$0.8 million in 2006.

Further, the China venture has investments in facilities and facilities support equipment, and certain production and support equipment as well as remaining inventory and other assets after the cessation of commercial operations. We cannot assure you that we will be able to dispose of such inventory or other assets or generate sufficient cash flow to pay for the outstanding liabilities as well as any contingent liabilities related to PSi Chengdu. Even if we have sufficient cash flow, the investment may limit the amount of financial resources available to fund our ongoing operations in the Philippines, and capital expenditure, research and development and expansion program in the Philippines. Each of these factors taken on its own or in conjunction with the others could have a material adverse effect on our company.

Fluctuations in exchange rates could materially harm our business by increasing costs or affect the value of our ADSs.

Approximately 99.6% of our consolidated revenue is U.S. dollar denominated and our consolidated financial statements are prepared in U.S. dollars. The largest share of our costs is U.S. dollar denominated. Some of our raw material costs are incurred in European euro and Japanese yen. All of our operating expenses are incurred in U.S. dollars, Philippine pesos, and Chinese renminbi while our capital expenditures are primarily denominated in U.S. dollars and Japanese yen. As a result, we are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Philippine peso, the Japanese yen and the U.S. dollar, the Chinese renminbi and the U.S. dollar, and the Euro and the U.S. dollar. Since all of our revenues are in U.S. dollars, fluctuations in foreign currency exchange rates, particularly the Euro and Japanese yen, could also increase the price we pay for equipment and raw materials, which could also increase our raw material and equipment costs.

We are vulnerable to disasters and other disruptive events since most of our operations are conducted in facilities in Metro Manila, and Laguna.

We currently conduct our assembly and test operations at our facilities in Metro Manila, and Laguna. Significant damage or other impediments to these facilities as a result of:

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

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war, such as the conflict in Iraq, may affect the markets on which our securities trade, the markets in which we operate, our operations and our profitability.

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

Epidemics such as the Severe Acute Respiratory Syndrome (SARS) could materially affect our operations and our financial health. We rely on more than 3,000 individuals located in manufacturing facilities in the Philippines, without whom it is not possible to assemble and test the company’s products. The Philippines were one of the approximately 30 countries identified by the World Health Organization wherein there were confirmed cases of SARS, although the magnitude of the illness in the Philippines is substantially less than in other Asian countries such as China, Hong Kong and Taiwan. For 2005 and the first half of 2006, there have been no reports of SARS in the Philippines.

During 2004 and 2005, the Philippine Department of Health reported 25 suspected cases of meningococcemia in the Northern Philippine tourist city of Baguio, of which 8 cases of the disease have been confirmed since October 2004. The World Health Organization, in its January 12, 2005 advisory, stated that there is no need for members of the public—from the Philippines or from abroad—to avoid travel to Baguio.

Illness from an individual that is successively transferred to other individuals could result in a quarantine of our Taguig or Laguna manufacturing facilities or mass absences, leading to lost productivity and revenue that could irreparably harm the company. We cannot assure you that our operations and finances will not be affected should there be a recurrence of SARS in the Philippines, within the region or other parts of the world, or any other types of epidemics.

The occurrence of natural catastrophes may materially disrupt our operations

The Philippines has experienced a number of major natural catastrophes over the years including the typhoons, volcanic eruptions and earthquakes that may materially disrupt and adversely affect our business operations. There can be no assurance that the insurance coverage that we maintain for these risks will adequately compensate it for all damages and economic losses resulting from natural catastrophes.

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

As a result of PSi Technologies, Inc.’s decision to register with the Philippine Economic Zone Authority (PEZA) as a tax planning strategy, PSi Technologies, Inc. shall henceforth be subject to a final tax, in lieu of all taxes, computed at 5% of gross income less allowable deductions as defined in Republic Act (RA) No. 8748 of the Philippines. No income tax incentives were availed of by our Taguig facility in 2004 and 2005. Our Laguna facility, through PSi Technologies Laguna, Inc., however, received tax incentives amounting to $12,400 in 2004 and $26,346 in 2005. Our Chengdu facility is also entitled to fiscal incentives granted by the various governing authorities in China. See Item 5 “Operating and Financial Review and Prospects—Special Tax Status.” In view of the closure of PSi Chengdu, we may be required by the Chinese government to reimburse all tax and duties incentives that PSi Chengdu has received since its establishment to complete the dissolution process. Should this happen, we would be required to use funds earmarked for other business purposes to pay income and other business taxes as well as import duties. This reallocation of funds could reduce the amount of funds available to us for our business activities and materially harm our business, financial condition and results of operations.

Our existing principal shareholders own a large percentage of our voting shares and their interests may conflict with the interests of our company.

Our principal shareholders, Merrill Lynch Global Emerging Markets Partners, L.P. (Merrill Lynch) and Greathill Pte., Ltd. (Greathill), a wholly-owned subsidiary of NJI No. 2 Investment Fund (in members’ voluntary liquidation) (NJI) , own, in the aggregate, approximately 68.5% of our outstanding voting securities as of December 31, 2005. Acting together, or in Merrill Lynch’s case, individually, our principal shareholders will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. See “Item 10—Additional Information—Articles of Incorporation and By-laws.” Matters that require shareholder approval through two-thirds vote include, among other things:

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

Under the terms of the exchangeable notes issued to Merrill Lynch LLC in July 2003 and June 2005, Merrill Lynch LLC also has the right to approve a broad range of material transactions undertaken by us or our subsidiaries. See “Item 7—Major Shareholders and Related Party Transactions—Related Transactions—The Merrill Lynch Exchangeable Notes.”

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

Our ADSs are publicly traded but do not necessarily trade actively. In addition, the market price quoted for our ADSs may be adversely affected by changes in our financial performance or prospects, or in the prospects for companies in our industry generally, or in the market in which our ADSs are traded. On March 16, 2005, we applied to transfer the trading of our ADSs to the Nasdaq Capital Market from The Nasdaq National Market. The transfer was effected at the opening of business on March 29, 2005. In addition, on July 13, 2006, we received a Nasdaq Staff Determination Letter indicating that our securities were subject to delisting from the Nasdaq Capital Market as a result of our failure to submit our Annual Report on Form 20-F within the prescribed time period. We requested an oral hearing before the Nasdaq Listing Qualifications Panel to appeal the Staff determination to delist our securities from the Nasdaq Capital Market, which stayed the delisting until the

Nasdaq Listing Qualifications Panel issues its decision after the hearing. The hearing has been set for August 31, 2006. We also received a Nasdaq Staff Deficiency Letter indicating our failure to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule4320(e)(2)(E). We will be provided 180 calendar days, or until January 16, 2007 to regain compliance with the minimum bid price requirement of $1.00 per ADS of the Company for a minimum of 10 consecutive business days. If the minimum bid price requirement has not been met by January 16, 2007, Nasdaq staff will provide us with an additional 180 calendar day compliance period only if our ADSs meet certain other listing criteria. As a result of the foregoing , we cannot assure you that an active or stable trading market will develop or continue for our ADSs.

The market price for our ADSs has fluctuated significantly in the past, and the market price of our ADSs may be lower than you expect.

Since our initial public offering in March of 2000, the closing price of our ADSs has fluctuated significantly, ranging from a high of $25.44 per share to a low of $0.46 per share. Fluctuations in our stock price could continue. Among the factors that could affect our stock price are:

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

The market price of our ADSs could decrease if large numbers of ADSs are sold into the public market or if the public expects those sales to occur. These sales could make it difficult for us to sell equity securities in the future at a time and price that we deem appropriate. We have 13,289,525 common shares outstanding, including the common shares represented by our ADSs. The 4,025,000 common shares represented by our ADSs are freely tradeable in the public market unless purchased by our affiliates, as defined in Rule 144 under the Securities Act as natural persons or other entities that directly or indirectly control, are controlled by, or are under common control with us. The remaining 9,264,525 common shares are restricted securities, as defined in Rule 144 under the Securities Act, which means they may not be offered or sold unless pursuant to a registration statement that has been filed and declared effective by the Commission or pursuant to an available exemption from registration under the Securities Act. These common shares may be sold in the public market in the form of ADSs, upon a deposit of such shares with the depositary, but only if they are registered under the Securities Act or if they qualify for an exemption from the registration requirements of the Securities Act.

On June 14, 2004, JAFCO Investment (Asia Pacific), Ltd. (JAFCO), acting as investment manager for NJI No. 2 Investment Fund, or NJI, requested that we file a registration statement covering the 1,955,741 shares held by NJI pursuant to NJI’s demand registration rights under the Registration Rights Agreement described in Item 7—”Major Shareholders and Related Party Transactions—Related Party Transactions.” The registration request was not ultimately pursued by NJI. Greathill, as NJI’s successor in interest, continues to have the registration rights of NJI under the Registration Rights Agreement.

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

A. History and Development of our Company

Our legal name is PSi Technologies Holdings, Inc. We were incorporated on December 10, 1999 in the Republic of the Philippines under the Corporation Code of the Philippines or, Batas Pambansa Blg. 68. Our current corporate form will expire on December 10, 2049 and may be extended by shareholder resolution to be approved by the Philippine Securities and Exchange Commission (SEC). Our principal executive and registered offices are located at FTI Special Economic Zone, Electronics Avenue, Taguig City, 1604, Philippines. Our telephone number at that address is (632) 838-4966. We maintain an Internet web site at www.psitechnologies.com. Information contained on our web site does not constitute a part of this annual report. Our agent for service of process in the Unites States is Rudy Mateo, at Pacsem Technologies Inc., 2579 Alemany Boulevard, San Francisco, CA. Our telephone number at that address is (415) 518-5942

The following material corporate events occurred in 2005 and the first half of 2006:

•	On January 15, 2005, we appointed Roque Felipe M. Granada to the position of Senior Vice President for Sales, Marketing and Customer Service. Mr. Granada was previously with Amkor Technology Philippines, Inc., where he held the position of Executive Director of Sales (Asia Region). Prior to that, he spent 8 years with PSi, holding various positions including Vice President of Management Services and Sales & Marketing. He resigned on October 1, 2005 to join another company in the Philippines.

•	On January 28, 2005, we entered into a contract to sell for US$2.5 million our unutilized third site in Laguna to an unrelated Philippine corporation in the business of commercial and industrial property development and leasing. Of this amount, $1.0 million was paid upon signing the contract to sell, with the balance payable every six months in six equal payments through January 2008.

•	On March 9, 2005, we received a Nasdaq Staff Determination indicating that the Company failed to comply with the market value of publicly-held shares requirement for continued listing of the Company’s ADS in the Nasdaq National Market as set forth in Marketplace Rule 4450(a)(2), and that our ADSs would be delisted from The Nasdaq National Market at the opening of business on March 18, 2005. On March 16, 2005, we applied to transfer the trading of our ADSs from The Nasdaq National Market to the Nasdaq Capital Market. The transfer was effected at the opening of business on March 29, 2005. The ADSs continue to be traded under the symbol “PSIT”.

•	On June 2, 2005, we issued a $7.0 million exchangeable senior subordinated note to an affiliate of Merrill Lynch Global Emerging Markets Partners, L.P., our majority shareholder. The proceeds of the note were used to partially finance capital expenditures related to the introduction of our Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholder and Related party Transactions—The Merrill Lynch Exchangeable Notes.”

•	On June 8, 2005, we filed a U.S. patent application for a stud bump flip chip method of manufacture for a QFN (Quad Flat No-Lead) Package. The patent application is still pending and awaiting examination.

•	On July 13, 2005, RZB-Austria waived all breaches with regard to the loan covenants in connection with the $10 million credit facility agreement with us. The waiver was based on the December 31, 2004 unaudited U.S. GAAP consolidated financial statements. The next test of compliance to covenants will be based on the next U.S. GAAP audited consolidated financial statements of PSi Holdings as of and for the year ended December 31, 2005.

•	On July 15, 2005, we appointed Gordon J. Stevenson to the position of Chief Operating Officer (COO) and Executive Vice President. Mr. Stevenson is an operations and turnaround specialist with over 30 years experience in the semiconductor and manufacturing industries at companies such as GI Microelectronics and Royal Philips Electronics. As COO, Mr. Stevenson will direct all operational initiatives to return the company to profitability, grow business, and ensure financial strength and operating efficiency.

•	On August 31, 2005, we received a letter from United States Securities and Exchange Commission (SEC) with regard to the 20-F filing made as of and for the year ended December 31, 2004 on July 15, 2005. We filed our response to the SEC on October 12, 2005 and filed an amended 20-F as of and for the year ended December 31, 2004 on July 25, 2006 incorporating the comments from the SEC and our responses thereto.

•

On September 8, 2005, the representatives of the Management Committee of the CHTZ, a government entity of Chengdu City, Sichuan Province, People’s Republic of China (PRC) and of The Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plan to convert the Southern Export Processing Zone where PSi Chengdu is located to another commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. The relocation issue which could further drain PSi Chengdu’s resources coupled with continuous operating and cash flow losses from the start of commercial operations up to

2005 triggered an impairment review in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of long-lived assets as of December 31, 2005”.

•	Beginning on September 15, 2005, we implemented key organizational changes in the company which led to the resignations of several key executives. Since we began implementing these changes, there have been new members of management team who joined our management team on various dates in the areas of Supply Chain Management, Human Resources and Development, Quality and Manufacturing.

•	On November 16, 2005, we filed a U.S. patent application for a stud bump flip chip method of putting isolated metallic interconnections onto a metallic substrate for our Power QFN package. The patent application is still pending and is awaiting examination.

•	On January 31, 2006, our U.S. Marketing and Purchasing office was closed and the lease contract with the lessor for that office was terminated.

•	On March 10, 2006, KBC Bank N.V.—Philippine Branch advised the company that it is terminating its US$3 million credit facility to the company effective (60) days therefrom. As of December 31, 2005, we had a total outstanding short term loans under this facility amounting to $2 million. On May 26, 2006, KBC—Philippine Branch informed the company that the Philippine Offshore Banking Unit of KBC has ceased operations effective April 30, 2006 and that our facility will be assumed by KBC Bank N.V.—Hongkong Branch starting June 10, 2006 under same terms, rights and obligations.

•	On April 5, 2006, PSi Chengdu, the company’s operating facility in Chengdu, Sichuan, China, informed the Management Committee of the Chengdu Hi-Tech Zone of our decision to close PSi Chengdu. Commercial operations ceased by the end of April 2006, with loading from the Chengdu facility having been partially shifted to PSi’s facility in Laguna, Philippines. We recognized a total of US$2.7 million in asset impairment charges in 2005, while severance and liquidation costs associated with the discontinuance of China operations are estimated to be US$0.8 million in 2006.

•	On April 17, 2006, RZB-Austria extended our US$10M Revolving Loan Facility with them up to December 31, 2006.

•	On April 19, 2006, Philippine Veterans Bank extended a revolving promissory note line amounting to US$3.0 million including availability of a letter of credit up to US$450,000. The facility is subject to annual review by the bank up to April 11, 2010 and a 90-day availability period. The Revolving Promissory Note Line Agreement was subsequently signed on July 13, 2006.

•	On June 19, 2006, PSi Technologies signed a Sales and Investment Agreement with Infineon Technologies, Malaysia. Under the agreement, PSi is guaranteed a loading volume for certain packages, price adder and underutilization charge for one year. In connection with this agreement, we are expected to spend US$4.17 million in capital investments.

•	On June 28, 2006, Pacsem Realty one of our subsidiaries, entered into a Deed of Absolute Sale with IGC Realty for the sale of Pacsem Realty’s 35,033 square meter unutilized property in exchange for US$1.3 million, payable upon the execution of the contract.

•	On June 30, 2006, we notified the SEC that the December 31, 2005 Annual Report on Form 20-F will be delayed and that we expect to file the 20-F no later than 45 days from the prescribed due date of June 30, 2006.

•	On July 7, 2006, Banco de Oro, another major Philippine bank has approved a $10 million credit line and $1 million foreign exchange settlement line with maturity on July 31, 2008. The terms and conditions governing this facility was also released on August 7, 2006, however, the loan agreement is still being finalized.

•	On July 13, 2006, we received a Nasdaq Staff Determination Letter indicating that we failed to submit our Annual Report on Form 20-F for the year ended December 31, 2005 as required by Marketplace Rule 4320 (e) (12), and that our securities are, therefore, subject to delisting from the Nasdaq Capital Market pending a hearing before the Nasdaq Listing Qualifications Panel.

•	On July 17, 2006, we received a Nasdaq Staff Deficiency Letter indicating that we failed to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(E). We will be provided 180 calendar days, or until January 16, 2007, to regain compliance with the minimum bid price requirement of $1.00 per American Depository Share of the Company for a minimum of 10 consecutive business days. If the minimum bid price requirement has not been met by January 16, 2007, Nasdaq staff will provide us with an additional 180 calendar day compliance period only if we meet certain other listing criteria.

•	On July 19, 2006, we requested an oral hearing before the Nasdaq Listing Qualifications Panel to appeal the Staff determination to delist our securities from the Nasdaq Capital Market.

•	On July 21, 2006, we received a notice from Nasdaq that the delisting action referenced in the Nasdaq Staff Determination Letter of July 13, 2006 has been stayed, pending a final written decision by the Nasdaq Listing Qualifications Panel. Also, Nasdaq has set the hearing for August 2006.

•	On July 24, 2006, the Company has filed the amended 20F for the fiscal year ended December 31, 2004 with the U.S. SEC.

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

Materials management and drop shipment services. We provide our customers with a full range of materials procurement services and work with key raw material and equipment suppliers to ensure reliable production readiness at reasonable cost. We have installed a materials resource planning system that allows us to maximize the use of information technology in managing inventory. We also provide packaging for shipment, including embossed carrier taping for surface-mount packages and paper-taping for standard packages. We provide drop shipment services, including the delivery of final tested semiconductors, to our customers’ end-customers in most parts of the world.

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

Packages

We offer semiconductor packages for both power semiconductor and standard non-power semiconductor applications. Historically, our first package offerings were for standard non-power applications including metal cans for devices such as Field Effect Transistors (FETs). and diodes. In 1994, we began offering semiconductor packages specifically for power semiconductor applications. Since 1995, we have focused primarily on providing power semiconductor assembly, test services and packaging, increasing that portion of our business to represent approximately 97% of revenue in 2005. In 2004, we started offering and qualifying our Power Quad Flat No-Lead (PQFN) packages to our customers. The following table sets out for the periods indicated the percentage of our revenue by package type:

	Years ended December 31
	2001	2002	2003	2004	2005
Power Semiconductors	83%	89%	94%	95%	97%
Non-power Semiconductors	17%	11%	6%	5%	3%

TOTAL	100%	100%	100%	100%	100%

Power Packages and Applications. Power semiconductors can be found in a vast array of everyday products. We believe we offer our customers the broadest line of power semiconductor packages in the industry. Our packages offer either standard or advanced thermal and electrical characteristics to accommodate varying power semiconductor applications. We focus our package development on producing improvements to existing customer designs and providing packages that are advanced, durable and cost effective for our customers.

Our power packages are both leaded packages and no-leaded. Leaded packages for power semiconductors product are characterized by metal leads protruding from one or more sides of the package. The metal leads serves as the interconnect medium for the encapsulated semiconductor chip to the outside environment. When attached to a printed circuit board, the metal leads is used to integrate the semiconductor device into the end product. We offer leaded packages that are used in traditional pin-through-hole technology and advanced surface mount technology. Our pin-through-hole packages are designed to be plugged into printed circuit boards by soldering the leads inserted through holes on the board and are generally used for applications with high power requirements and minimal space restrictions. Our surface mount technology packages soldered on lands or pads on the surface of the printed circuit boards and are generally used for applications with height restrictions. The Power QFN package is a quad, flat pack, no lead surface mounted package. The small size and weight along with excellent thermal ( heat dissipation ) and electrical performance make the package suitable for portable handheld applications where size, weight and package performance are required.

Nearly all of our power semiconductor packages can accommodate more than one power semiconductor product application. Power semiconductors can serve a number of product applications, including input rectification, control/switching and output regulation. Input rectification generally refers to converting alternating current—(AC), to direct current—(DC). Controlling or switching ON/OFF of the current/voltage entering a circuit is one of the basic functions of a discrete semiconductor device. Finally, output regulation means maintaining the input signal at a specified value needed by the circuit.

Outlined below is a brief description of power semiconductor products that we assemble and test:

•	Diodes. Schottky, ultra fast and general purpose (rectifiers) diodes used in high frequency circuits or switch mode power supplies.

•	PowerMetal Oxide Semiconductor Field Effect Transistors (MOSFETs). Switching and control devices that combine fast switching, and low on-state resistance in a cost effective design. They serve a large percentage of the need for power control devices.

•	TriacsTRIACS, Silicon Controlled Rectifiers (SCR) and Thyristors. Commonly used as triggering and control switching devices. They are an essential element in the control of electrical motor speed in appliances and equipments.

•	Voltage Regulators. Often used as a voltage protection and power control device in electronic systems. A voltage regulator ensures a constant DC output voltage regardless of changes in a range of load current and input voltage.

•	Transient Voltage Suppressors (TVS). Control devices used to provide voltage surge protection in non-power semiconductors. This device will safely protect sensitive equipment from sudden or abrupt changes in voltage supply that can damage the equipment or unit.

•	Power Bipolar Junction Transistors (BJTs). Medium speed switches used for power supplies of a wide variety of electronic products, ranging from computer peripherals to industrial equipment.

•	Insulated Gate Bipolar Transistors(IGBTs).A semiconductor device with a gate behavious similar to a MOSFET and a low on-state collector-emitter voltage similar to a BJT.

The following table lists the power packages we assemble and test:

Package Type and Lead Count	Product Application	End Market

SC-70 (5 leads)	diode, small signal transistor, voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

SOT-23 (3/5 leads)	voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

SOT-223 (3 leads)	voltage regulator, bipolar, diode	home appliances, office/industrial equipment, personal computers, communications equipment

SOT-89 (3 leads)	voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

TO-126/SOT-32 (3 leads)	thyristor, triacs	home appliances

TO-92/DO-92 (3 leads / 2 leads)	transient suppressor, voltage regulator	office/communications equipment

TO-251/TO-252 (IPAK/DPAK) (3 leads/2 and 5 leads)	MOSFET, high power bipolar, voltage regulator, rectifier/diode, triacs	home appliances, personal computers, lighting, automotive

SOT-82 (3 leads)	thyristor, triacs	home appliances

PowerFlex™ (2, 3, 5, 7 leads)	voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

Powermite™ (2 and 3 leads)	diode, rectifier, MOSFET, transient suppressor	communications, computers, consumer electronics

LFPAK™ (4 leads)	power transistor, thyristor, IGBT	personal computers, office and communications equipment, automotive systems

Package Type and Lead Count	Product Application	End Market
Power QFN (Various pad configurations, package sizes and no. of I/O terminals)	diode, small signal and power transistor, thyristor, voltage regulator	communications, computers, consumer electronics

TO-220/DO-220 (2, 3, 5, 6, 7 leads)	voltage regulator, MOSFET, thyristor, triacs, rectifier, diode	automotive systems, home appliances, office/industrial, personal computers, consumer electronics

TO-263 (2, 3, 5 leads)	MOSFET, IGBT, voltage regulator, diode, rectifier, thyristors	home appliances, personal computers

TO-220 full pack or isolated (3 leads/2 leads)	diode, rectifier, MOSFET, IGBT, thyristor, voltage regulator	home appliances, personal computers, automotive

SOT-93 (3 leads)	power transistor, thyristor, IGBT, rectifier thyristors	home appliances

TO-247 (2 and 3 leads)	MOSFET, IGBT, diode, rectifier, thyristor	home appliances, personal computers, automotive

TO-264 (2 and 3 leads)	MOSFET, IGBT, diode, rectifier, thyristor	home appliances, personal computers, lighting, automotive

SOT-227 (4 leads)	MOSFET, diode, rectifier, IGBT, power module	automotive systems, industrial equipment

Power Modules	rectifier, power transistor, thyristor, IGBT	industrial equipment, automotive systems, home appliances

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

Packages and processes under development. Power semiconductor form-factor and performance requirements continue to evolve to meet ever-increasing demands of end-market applications. We are currently developing packages and related processes to address the need for:

•	Advanced interconnect capability, e.g. aluminum ribbon bonding and heavy wire bonding for PQFN packages.

•	Aluminum wire to copper bonding;

•	Dual and multi-die packaging;

•	Stacked Die Power QFN products

•	Solder Screen printing process

•	Wafer back-grinding process

•	Packages that meet MSL 1 260°C requirements;

•	Environmentally friendly assembly materials and processes;

•	Cost effective materials.

We also continue to increase our support functions for thermal and mechanical stress analysis and board level reliability characterization. We offer a full range of package functional testing and product analysis for all of our existing packages and packages under development. We have a full service reliability laboratory that can subject assembled semiconductor products in a wide range of reliability tests.

The Semiconductor Industry and the Power Semiconductor Market

Semiconductors are critical components used in an increasingly wide variety of applications. They are used in telecommunications and networking systems, computers and computer peripherals, consumer electronics and home appliances, electronic office equipment, automotive systems and industrial products. According to the Semiconductor Industry Association, or SIA, revenue for the worldwide semiconductor device market declined from US$204.4 billion in 2000, to US$139.0 billion in 2001 in the worst recorded downturn in the history of the industry. From then on, it has continuously grown —1.3% to US$140.7 billion in 2002, 18.3% to US$166.4 billion in 2003, 28.0% to US$213.0 billion in 2004, and 6.8% to US$227.5 billion in 2005, a record for semiconductor sales. Although the semiconductor industry is highly cyclical, it has grown by a compounded annual growth rate of 12.4% over the past 20 years based on SIA data. The industry’s downturns were caused by a number of factors in the past, including: overcapacity, reduced product demand due to excessive purchases in previous periods, obsolescence, the introduction of new products and technologies, reduction in personal disposable incomes and corporate information technology budgets and other factors, increased competition and lower pricing.

The power semiconductor market is a large and steadily growing segment of the semiconductor industry. Power semiconductors are found in virtually every electronic device as they are needed to switch electrical power on and off, regulate the flow of electricity through electronic devices, and protect electronic components from surges and wear and tear. Based on year-end SIA Blue Book Statistics, we estimate that the worldwide market for power semiconductors was flat for the period 2004 to 2005. Sales were $21.2 billion in 2004 and $21.1 billion in 2005. The volume shipments actually increased from 305 billion units in 2004 to 312.8 billion units in 2005, but the average selling price erosion neutralized this volume growth. IMS Research, a research company reveals however that the medium and long-term outlook fort he market is very encouraging with CAGR of 8.3% forecast for the next six (6) years.

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

On June 19, 2006, we entered into a Sales and Investment Agreement with Infineon Technologies Inc. for the assembly and test of certain of its packages at committed volumes at a certain level of committed prices for a period of one year. In turn, we will make additional investments in assembly and test equipment. This trend is consistent with the general trend toward outsourcing in the power semiconductor industry. iSuppli, a research firm, estimates the penetration of outsourced assembly and test will increase to 25% of total assembly and test revenues by 2006, from 15% in 2003. We believe that this trend towards increased outsourcing coupled with the overall market size for power semiconductors creates opportunities for independent power semiconductor assembly and test companies.

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

The pricing of our raw materials is currently dictated by the increases of commodities, which influence its total cost. Copper for instance has significantly increase for the past 4 years. In 2004, Copper was at $3,144 per ton based on the historical London Metal Exchange. By 2005, Copper was at $4,585 per ton. Since copper is the majority content of our leadframes, a pre-negotiated formula was agreed to almost all leadframe suppliers and reviews for price changes is usually done every quarter. The price of copper has already reached $ 8,619 per ton on certain days in May 2006. The price of the gold wire used for wire bonding changes according to the price of gold in world commodity markets. The price of other commodities used in our raw materials and manufacturing process also changes according to the price of these commodities in world commodity markets. We negotiate with our customers to absorb the impact of these price increases, however, such negotiations may not always be successful. In 2006, we have continued to focus on cost reduction, especially with regard to material and supplier substitution, improvement on material rejection and freight/brokerage reduction. We review weekly the detailed plans defined to support the strategies developed to attain its cost reduction targets.

Crude oil prices were higher by 33.6%, gold prices were higher by 15.4%, silver prices were higher by 26.3%, copper prices were higher by 40.0%, and nickel prices were lower by 11.2% in 2005 as compared to 2004. We review and discuss price changes weekly in an internal Cost Review Committee, to develop short and long-term strategies and action plans to manage and lower our raw materials costs. For leadframes, we review the prices on a quarterly basis due to increasing trend in copper prices.

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

We generally purchase raw materials based on the non-binding forecasts provided to us by our customers. Our customers are generally responsible for any unused raw materials that result from a forecast exceeding actual orders. We however may not be successful all the time in enforcing such requirement from our customers. We work closely with our primary raw materials suppliers to insure that materials are available and delivered on time. We are now moving towards supplier partnership with leadframes and molding compound suppliers. Such move increases the volume leverage thus increases the total cost advantage. We work with several mold manufacturers to produce mold tooling for the plastic packaging.

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

We are developing a non-traditional market base for our existing assembly and test capabilities and capacities, by identifying and selling to companies without fabrication and/or assembly capabilities. Our current legacy products have been in existence for over two decades. Such packages have not merely lost their upward surge in market, where prices can go at premiums, but due to their maturity, have also become very low margin products. Selling to fabless companies permits us to maintain a better price premium and somewhat cushions us from the volatility of the market. Fabless companies do not have the option of “pulling-in” to fill up internal capacity, and remain relatively loyal to their outsource partners.

We intend to co-develop leading edge packaging and inter-connect technology with our customers to meet their and their end customers’ specific power packaging needs. The Power QFN family of packages is an example of a leading-edge package. Through the intellectual property currently under development for this family of packages, we are co-designing devices with copper clip, and solder die attach, with the goal of meeting customer electrical requirements and industry reliability standards. On November 16, 2005, we filed a U.S. patent application for a stud bump flip chip method of putting isolated metallic interconnections onto a metallic substrate for our Power QFN package.

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

The small number of existing and potential customers enables our primary market development efforts to be executed through executive-level discussions between potential customers and ourselves. We support our market development efforts with customer and product-specific technical teams assembled to address the specific needs of each customer design and order. Our marketing initiatives include participation in trade shows, customer calls, product sampling, technical bulletins and brochures, industry publications and news releases and a web site for general information purposes. As of December 31, 2005, we employed 10 professionals in marketing, sales and customer service.

Competition

The independent semiconductor assembly and test business is very competitive, with competition both from other independent assembly and test businesses and the internal capacity of major IDMs. We believe our primary competition is with the internal assembly and testing departments of many of our largest customers. The outsourcing of internal capacity by large IDMs represents our largest market opportunity. We compete to provide our customers with a lower-cost, turnkey outsourced solution to replace their internal capacity commitment. Our main independent competitors are those assembly and test businesses primarily engaged in the manufacturing of similar packages, including:

•	STATS ChipPAC, Ltd ;

•	Carsem Semiconductor Co., Ltd.;

•	Greatek Electronics Inc.;

•	AUK Corp

•	Enoch Semiconductor Corp.;

•	GEM Services;

•	Fastech Microassembly & Test, Inc.;

•	Hana Microelectronics Public Co., Ltd.;

•	Huashan Electronic Device Co.; and

•	Nantung Fujitsu

We compete indirectly with businesses that focus primarily on non-power integrated circuit semiconductor assembly and test, including:

•	Advanced Semiconductor Engineering, Inc.;

•	Amkor Technology, Inc.;

•	ASE Test Limited;

•	ASAT, Ltd.;

•	Siliconware Precision Industries Co., Ltd.;

•	Orient Semiconductor Electronics ;

•	Shinko Electric Industries Co. Ltd.; and

•	Advanced Interconnect Technologies, Inc.

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

Our Approach and Strategy

We are a leading independent provider of power semiconductor assembly and test services to the power semiconductor market. We provide comprehensive assembly and test services to a diverse customer base which includes most of the major power semiconductor manufacturers in the world. Our top five power semiconductor customers represented 87% of our revenues in 2005:

•	Infineon Technologies, Inc;

•	STMicroelectronics;

•	Semiconductor Components Industries, Ltd. (ON Semiconductor);

•	Philips Semiconductor Philippines, Inc. and

•	Texas Instruments, Inc.

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

Our Customers

We provide power and non-power semiconductor assembly and test services to over 20 customers. Our power semiconductor customers include most of the major power semiconductor companies in the world.

Our top five customers accounted for approximately 76% in 2002, 81% in 2003, 81% in 2004 and 87% in 2005 of total revenue. Our largest customer accounted for approximately 22% in 2002, 34% in 2003, 30% in 2004, and 34% in 2005. The following table sets forth the Company’s top five customers as a percentage of revenue for the years 2002, 2003, 2004 and 2005:

Percentage to Total Revenue
2005
Infineon Technologies, Inc.	34.5
Philips Semiconductor	17.3
Spett.le STMicroelectronics	16.2
Semiconductor Components Industries, Ltd.	13.7
Texas Instruments, Inc.	5.0

2004
Infineon Technologies, Inc.	30.2
Spett.le STMicroelectronics	17.5
Semiconductor Components Industries, Ltd.	13.7
Philips Semiconductor	10.5
Texas Instruments, Inc.	9.0

2003
Infineon Technologies, Inc.	33.9
Texas Instruments, Inc.	18.6
Semiconductor Components Industries, Ltd.	12.7
Philips Semiconductor	8.6
Fairchild Semiconductor	7.0

2002
Infineon Technologies, Inc.	21.9
Semiconductor Components Industries, Ltd.	19.9
Texas Instruments, Inc.	18.5
Philips Semiconductor	9.0
Fairchild Semiconductor	7.0

The table below sets forth our significant power and non-power customers ranked in terms of our revenues for the year ended December 31, 2005:

Power Services	Non-Power Services
Infineon Technologies, Inc.	Vishay Intertechnology Asia PT
Spett.le STMicroelectronics	Texas Instruments Phils., Inc.
Philips Semiconductors	Microsemi Corp
Semiconductor Components Industries, Ltd.
Texas Instruments, Inc. (USA)
Power Integration
Fairchild Korea Semiconductor
Microsemi Corp Integrated Products
Bourns Limited

The following table sets forth our revenues by geographic region (customer domicile):

Geographic Region	2002	2003	2004	2005
United States	48.2%	38.0%	30.7%	25.2%
Europe	39.5%	51.1%	61.7%	69.7%
Asia	12.3%	10.9%	7.6%	5.1%

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

Quality Management

We are committed to delivering defect free products and timely services to the utmost satisfaction of our customers with the goal of continuously improving quality, service efficiency, cost and technology, while ensuring product safety and the well being of our employees, customers, users and the environment. We believe quality is the responsibility of each individual employee in the Company. Quality ownership is implemented through Total Control Methodology (TCM), a discipline approach benchmark from Motorola in the early years of PSi. We have implemented and count Advanced Product Quality Planning and Control Plan, Potential Failure Mode and Effect Analysis (FMEA), Poka Yoke, seven Quality Tools, 8D and Smart PSM as among our quality control, monitoring and solving tools and techniques. We believe that our corporate-wide commitment to quality and our total quality management system are key elements of our semiconductor assembly and test operations. As of December 31, 2005, we employed 434 professionals, engineers, technicians and other personnel dedicated solely to quality control ( 272 in the Taguig facility, 65 in the Laguna facility, and 67 in the Chengdu facility).

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

Our Taguig facility is listed in both Mil-PRF-19500 and Mil-PRF-38535 programs of the United States Defense Supply Center Columbus (US DSCC). Certification through these programs is required in order to supply products for U.S. military defense use. In January 2005, our Taguig facility was awarded the ANSI ESD S2020 Certification, a standard that provides administrative, technical requirements and guidance for establishing, implementing, and maintaining an ESD Control Program to protect electrical or electronic parts, assemblies and equipment susceptible to ESD damage from Human Body Model (HBM) discharges greater than or equal to 100 volts. We are also certified by Infineon, ON Semiconductor, Texas Instruments, Philips and ST through their supplier development programs.

Certain of our products have passed the rigorous Moisture Sensitivity Level 1 tests, a standard traceable to JEDEC (formerly known as Joint Electron Device Engineering Council—a semiconductor engineering standardization body of the Electronic Industries Alliance, a trade association that represents all areas of the electronics industry) J-STD-020B requirements, and Underwriters Laboratory for Industrial Safety. The MSL’s are expressed in numbers, with the MSL number increasing with the vulnerability of the package to moisture. MSL 1 corresponds to packages that are not sensitive to moisture ingression even at an ambient condition of 100% Relative Humidity.

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

Insurance

We maintain insurance policies (Industrial All Risks [IAR]) covering some types of losses, including losses due to business interruption and losses due to fire, which we consider to be adequate. Our insurance policies cover our buildings, machinery and equipment as well as the machinery and equipment of our customers. Significant damage to our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our business, financial condition and results of operations. Other coverage includes marine open and marine inland policies, which includes all importations of various goods and raw materials as well as transfer of goods from one location to another. We also have coverage for all company owned transportation equipment. Business travel insurance is also in place whenever key personnel leave for travel, whether local or international. However, we are not insured against the loss of any of our key personnel. In addition, we maintain insurance policies covering directors and officers liability, and entity coverage relating to securities related claims.

C. Organizational Structure

In December 1999, we completed a corporate reorganization to provide us with enough shares to list on the Nasdaq as part of our ADS offering in March, 2000. This reorganization entailed two steps: (i) our organization—that is, the organization of PSi Technologies Holdings, Inc.—as a Philippine corporation and (ii) the exchange by the shareholders of PSi Technologies, Inc., our principal operating subsidiary, of their common and preferred shares of PSi Technologies, Inc. for common shares of PSi Technologies Holdings, Inc., with the exception of specific nominee director qualifying shares. See “Item 7—Major Shareholders and Related Party Transactions.”

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

On April 5, 2006, we informed the Management Committee of the Chengdu Hi-Tech Zone of our decision to close PSi’s facility in Chengdu, Sichuan, China. Commercial operations of PSi Chengdu ceased on April 30, 2006, with loading from the Chengdu facility partially shifting to PSi’s facility in Laguna, Philippines. PSi Chengdu is currently in the process of liquidation and dissolution.

Pacsem ceased marketing and purchasing activity on January 31, 2006, when we terminated Pacsem’s lease contract and retired its employees as of that date.

The following chart shows our corporate structure as of December 31, 2005.

D. Property, Plants and Equipment

Facilities and Real Property

Our headquarters, administrative offices and principal assembly and operations are located at our Taguig facility in Metro Manila, Philippines. We have a second operational assembly operation at our Laguna facility located approximately 30 miles south of Manila. Another assembly operation at our facility in Chengdu City, Sichuan Province, PRC ceased operations effective April 30, 2006. Our Philippine-based operations are close to major Asian semiconductor foundries and provide easy air, land and sea access and rapid customs processing and shipment.

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

We had a third facility which we acquired through our subsidiary, Pacsem Realty, Inc. at a site near our existing facility in Laguna where construction of the building shell was completed in 2001. We deferred its activation due to the effects of the downturn of the semiconductor industry and the recent registration of our Taguig facility under the PEZA. In light of this and the establishment of a new facility in China, we entered into a contract on January 28, 2005 to sell our unutilized third site in Laguna to an unrelated Philippine corporation in the business of commercial and industrial property development and leasing, for $2.5 million, with $1.0 million payable upon signing and the balance payable every 6 months in 6 equal payments through January 2008. On June 28, 2006, Pacsem Realty, Inc. entered into a Deed of Absolute Sale with IGC Realty for the sale of Pacsem Realty’s 35,033 square meter unutilized property amounting to $1.3 million payable in full upon the execution of the contract. In accordance with the impairment review done in 2003 , 2004 and 2005, which includes a company-wide evaluation of underutilized and/or unutilized assets and appraisal of the real properties, we took an asset impairment charge of $0.9 million in 2003 , $1.3 million in 2004 and $1.4 million in 2005 against its carrying cost .

PSi Technologies, Inc. signed an Investment Cooperation Agreement with the Chengdu Hi-Tech Zone (CDHT) on December 7, 2003. As part of the agreement, PSi Technologies, Inc. leased for a period of three years with option to purchase within the three years, two (2) pre-fabricated buildings for the purpose of providing assembly and test services in the Sichuan Chengdu Export Processing Zone, Chengdu City, Sichuan Province, People’s Republic of China. Each building has a covered area of approximately 2,592 square meters sited on approximately 4,117.5 square meters of land. PSi Technologies, Inc. has an option to purchase within three years, the use rights of two (2) adjacent parcels of land each measuring 17,500 square meters. A formal lease agreement was signed with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., a corporation of the CDHT, on January 19, 2004. The Investment Cooperation Agreement will expire on December 7, 2006 and is not expected to be renewed due to the closure of PSi Chengdu.

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

The following table lists the major assembly and test equipment by type, number in use and the principal supplier or manufacturer of the equipment we use:

Type of Equipment	Number in Use	Supplier/Manufacturer
Wire bonders	1 unit triple head (PSi-owned) 131 units Dual Head (74 units PSi-owned) 176 units Single Head (166 units PSi-owned)	Delvo Orthodyne ASM K&S Samsung Kaijo

Die bonders	173 units (127 units PSi-owned)	Esec ASM Swissline ITEC

Integrated DA-WB	6 units (PSi-owned)	Shinkawa

Clip Bonders	3 units (1 unit PSi-owned)	Esec Swissline

Mold systems
—mold presses	86 units (62 units PSi-owned)	Fusei Fujiwa Kras

—mold tools	180 units (125 units PSi-owned)	CPC Micron Hanmi SWM Kras Top-A KMC

—auto mold system	14 units (10 units PSi-owned)	TOWA Boschman FICO

Plating systems	16 units (12 units PSi-owned)	MECO CEM HBS Compal

Semi-auto and full-auto trim/form/singulation systems	171 units (119 units PSi-owned)	Samil Kras Triad Hanmi KMC Micron Yamada Top-A Towa WKT

Type of Equipment	Number in Use	Supplier/Manufacturer
Testers	299 units (188 units PSi-owned)	Tesec Lorlin LTX CATS Statec ITEC

Test handlers	217 units (139 units PSi-owned)	Tesec MCT Ismeca ITML KEC/Taesuk Sessco Spartan Wintech

Environmental Matters

Our operations are subject to regulatory requirements and potential liabilities arising under Philippine laws and regulations governing among other things, air emissions, wastewater discharge, waste storage, treatment and disposal, and remediation of releases of hazardous materials and wastes. We are also compliant to international agreements covering environmental issues like the Geneva Convention, Basel Convention, Kyoto Protocol and the requirements of the European Union on banned and regulated substances, such as Restriction on Hazardous Substance or RoHS. Our Taguig and Laguna Facilities are ISO14001 certified and have been awarded the Certificate of Green Partnership by Sony.

Environmental Management Bureau (EMB) and Laguna Lake Development Authority (LLDA) are government-implementing and regulating bodies that oversee air emissions, hazardous waste management and wastewater discharges. The Philippine Nuclear Research Institute (PNRI) and the Philippine National Police (PNP) both government-implementing bodies, provide our respective licenses for radioactive materials and use of nitric acid. Permits on pollution control or emission source installations and on transportation of wastes are being issued by the Environmental Management Bureau of the National Capital Region (NCR) while the LLDA issues our wastewater effluent discharge permit. Both are government agencies covering and checking our compliance with Philippine government regulations regarding environment.

In July 2004, we received Ex-Parte Order No. PH-04-09-166 from the Laguna Lake Development Authority for failure to conform to the Effluent Standard for Class C Waters in terms of pH, Total Settleable Solids (TSS), Biological Oxygen Demand, and lead for our Taguig facility. This order requires PSi to pay a penalty of PHP1,000 per day from July 2004 to March 2006. In March 2006, PSi passed the requirements of the effluent standards. We have paid the penalty amounts and the above case is now in the process of being dismissed.

We also received a Notice of Violation from Laguna Lake Development Authority for failure to conform to the Effluent Standard for Class C Waters in terms of lead for our Laguna facility. To date, we have paid all the corresponding penalties, and the case has been dismissed as we are now fully compliant with the requirements of the standard. We have programs on waste minimization, toxic and hazardous waste management, and air and water management. To ensure that we are meeting government wastewater standards, the Company has constructed a wastewater treatment plant which was completed in October 2005 and fully commissioned February 2006.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Executive Overview

The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the fiscal years ended December 31, 2005, 2004 and 2003. This discussion should be read in conjunction with our consolidated financial statements and related notes included in Item 18 of this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in “Item 3—Key Information—Risk Factors” as well as those discussed below and elsewhere in this annual report. Our audited consolidated financial statements are reported in U.S. dollars and prepared in conformity with U.S. GAAP.

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

As a percentage of our revenue, revenue from power-related assembly and test services was approximately 94% in 2003, 95% in 2004 and 97% in 2005. We intend to continue focusing on power-related services in the future as this distinguishes us from our competitors, as we provide one of the broadest arrays of power packages within the industry and gain specialized expertise in the assembly and test of power semiconductors. For these reasons, we believe our focus will improve our product mix and lead to increased revenue in this area.

Semiconductor Industry Impact

Market conditions in the semiconductor industry as a whole and, increasingly, the power semiconductor market segment substantially affect our business. According to various reports of the Semiconductor Industry Association (SIA), the worldwide semiconductor market expanded by 36.8% to $204.4 billion in 2000, fell by 32.0% to $139 billion in 2001, grew by 1.3% to $140.7 billion in 2002, by 20.3% to $ 169.3 billion in 2003, by 28.0% to $213.0 billion in 2004 and by 6.8% to $227.5 billion in 2005. The power semiconductor market, a subset of the overall semiconductor market, grew by 34.5% to $20.7 billion in 2000, fell by 27.2% to $15.1 billion in 2001, grew by 5.4% to $15.9 billion in 2002, by 11.7% to $17.8 billion in 2003, by 19.3% to $21.2 billion in 2004 and was flat at $21.1 billion in 2005. Based on available research data from iSuppli, a research firm, the assembly and test market segment represents approximately 21% of total power semiconductor billings, or $4.5 billion in 2004 and our addressable market is approximately 15% of the power assembly and test market. The addressable market, approximately $675 million, is the portion outsourced to third party assembly and test providers such as our company. Our net revenues expanded by 46.4% to $73.7 million in 2000, fell by 27.4% to $53.5 million in 2001, and with the recovery in underlying markets grew by 32% to $70.5 million in 2002, by 9% to $76.9 million in 2003, by 2.9% to $79.1 million in 2004, and by 2% to $80.7 million in 2005.

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

Capacity Utilization

Our results of operations are affected by the capital-intensive nature of our business. A significant portion of our costs, principally relating to assembly and test equipment, are fixed. Increases or decreases in capacity utilization rates can have a significant effect on our gross margin and profitability since the unit cost of our services generally decreases as fixed costs, such as equipment depreciation expense, are spread over a larger number of units. Depreciation expense as a percentage of cost of sales was 19.1% in 2003, 20.1% in 2004 and 21.0% in 2005. Depreciation as a percentage of cost of sales increased in 2004 and 2005 as a result of our increased investment in equipment to expand our assembly and test capability in the Philippines and Chengdu.

Pricing

Our results of operations also are affected by decreases in the average selling price of our semiconductor device packages. The erosion of the average selling price generally has been less severe in the power semiconductor market than the non-power integrated circuit semiconductor market. We attempt to offset these decreases in average selling price by developing and marketing larger and higher-priced packages and services, taking advantage of economies of scale and higher productivity resulting from higher volumes, and developing and implementing other cost reduction strategies. We believe these strategies will allow us to obtain higher margins on our device packages, which should, in turn, help to mitigate selling price erosion. In the past, we have successfully negotiated volume discounts on raw materials as our production volumes have increased. We also operate captive assembly and test lines for three of our customers using equipment consigned to us by those customers. These arrangements tend to reduce our fixed costs and provide us with improved margins and profitability as a result of lower equipment depreciation expenses since the customer owns the equipment lines. The increase in raw materials costs has allowed us to negotiate and pass selective increases in average selling prices to some of our customers in 2005.

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

In 2005, we undertook the following measures to address profitability: (i) organizational changes at executive level, (ii) closure of our U.S. marketing and purchasing offices and (iii) selective increases in average selling prices.

For 2006, we embarked on a Blueprint initiative led by our Chief Operating Officer to increase profitability. The Blueprint includes the following initiatives :

a.	Adoption of measures to lower the variability of customer loadings through consolidation of plant sites and allow better fixed cost recovery and optimize capacity utilization of remaining sites;

b.	Development of new captive businesses such as the Sales and investment agreement with a major customer with committed volume, higher selling price and underutilization charges in case of shortfall versus commitments;

c.	Management of customer and package mix towards higher average selling price and better margin packages;

d.	Reduction of operating costs and overheads such as closure of US Purchasing and Marketing offices and streamlining of the whole supply chain and key organizational changes;

e.	Improvement of productivity, manufacturing efficiency and equipment capabilities through introduction and launching of continuous improvement circles;

f.	Approval of capital expenditures that meet certain financial criteria;

g.	Development of partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions;

h.	Establishment of additional credit facilities with other banks and financial institutions;

i.	Disposal of impaired assets to recover value.

On April 19, 2006, Philippine Veterans Bank extended a revolving promissory note line amounting to US$3.0 million including availability of a letter of credit up to US$450,000. The facility is subject to annual review by the bank up to April 11, 2010 and a 90-day availability period. The Revolving Promissory Note Line Agreement was subsequently signed on July 13, 2006.

On June 19, 2006, the Company and a major customer have entered into a sales/investment agreements whereby the customer will load certain guaranteed chips for one year on certain packages from start date while the Company will approximately invest $4.17 million in the assembly and test equipment needed for packaging. The contract also provides price adder and compensation charge in case of shortfall of loading from the customer.

On June 28, 2006, PSi Technologies through its subsidiary, Pacsem Realty has entered into a Deed of Absolute Sale with IGC Realty ( an unrelated company) for the sale of land currently not in use for $1.5 million (See Note 6) . In accordance with the terms of the Deed of Absolute Sale, the purchase consideration was paid immediately upon the execution of the contract.

On July 7, 2006, Banco de Oro (a Philippine bank ) has approved a $10 million credit line and $1 million foreign exchange settlement line with maturity on July 31, 2008. The terms and conditions governing this facility was also released on August 7, 2006, however the loan agreement is still being finalized.

Organization and Facilities

We conduct our operations almost exclusively in the Philippines through several subsidiaries. PSi Technologies, Inc. is our principal operating subsidiary and operates our main assembly and test facility located in Taguig, Metro Manila. We commenced commercial operations at our Taguig facility in 1988. PSi Technologies Laguna, Inc., our other operating subsidiary and a wholly owned subsidiary of PSi Technologies, Inc., operates our second assembly and test facility located in Calamba, Laguna. We commenced commercial operations at our Laguna facility in late 1999, and expanded its capacity during 2000. PSi Technologies Chengdu Co. Ltd., our other operating subsidiary and a wholly owned subsidiary of PSi Technologies China Holdings Co. Ltd. (a Mauritius company), operates PSi Chengdu, our assembly and test facility located in Chengdu, Sichuan Province, PRC. On April 5, 2006, PSi Chengdu informed the Management Committee of the Chengdu Hi-Tech Zone of our decision to close PSi Chengdu. Commercial operations at PSi Chengdu ceased on April 30, 2006, with loading from the Chengdu facility having been partially shifted to PSi’s facility in Laguna, Philippines.

We entered into a contract on January 28, 2005 to sell our unutilized third site in Laguna to an unrelated Philippine corporation in the business of commercial and industrial property development and leasing, for $2.5 million, with $1.0 million payable upon signing and the balance payable every six months in six equal payments through January 2008. Additionally, on June 28, 2006, Pacsem Realty entered into a Deed of Absolute Sale for the disposal of another unutilized land for $1.3 million payable upon the execution of the contract. In accordance with the impairment review done in 2003, 2004 and 2005, which includes a company-wide evaluation of underutilized and/or unutilized assets, a detailed update of operating and cash flow projections, and appraisal of the real properties located in the third facility, and given the contract to sell our unutilized third site in Laguna on January 28, 2005 and the Memorandum of Understanding for the sale of Pacsem Realty’s unutilized land in 2006, we took an asset impairment charge of $0.9 million in 2003, $1.3 million in 2004 and $1.4 million in 2005 against the carrying cost of such properties. In the future, we will allocate and concentrate our production of power packages in accordance with the competitive position of each facility.

Pacsem Technologies, Inc., a wholly owned subsidiary of PSi Technologies, Inc., is a California-based corporation that conducts our marketing activities in the United States. In addition, we have a marketing office in Tempe, Arizona; and a sales and marketing office in Tokyo, Japan under a sales and marketing agreement dated September 18, 2001 with Tokai Bussan Co. Ltd. of Japan. The sales and marketing agreement was terminated on April 1, 2005. However, Tokai currently serves as our agent for selected Japanese customers. Because of the organizational changes implemented in 2005, we have closed our California and Arizona offices effective January 31, 2006.

As part of our strategy to provide assembly and test services in China, PSi Technologies signed an agreement with the Chengdu Hi-Tech Zone (CDHT) to lease for a period of three years with an option to purchase within three years, two (2) pre-fabricated buildings for the purpose of providing assembly and test services in the Chengdu Sichuan Export Processing Zone, Chengdu City, Sichuan Province, PRC. Each building has a covered area of approximately 2,592 square meters sited on approximately 4,117.5 square meters of land. Further, we have the option to purchase within 3 years, two (2) adjacent parcels of land each measuring 17,500 square meters. We signed a lease agreement with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., a corporation of the CDHT, on January 19, 2004. This agreement will expire on December 7, 2006 and is not expected to be renewed due to the closure of PSi Chengdu. PSi Chengdu incurred losses in 2004 and 2005 amounting to $2.4 million and $4.9 million, respectively. Because of this, we have recognized total impairment charges of $2.7 million in 2005. PSi Chengdu is currently in the process of liquidation and dissolution.

On January 14, 2004, we signed a long-term supply agreement with Philips to provide outsourced power semiconductor assembly and test services through PSi Chengdu. The products to be packaged and tested for Philips are bipolar power products ranging from epitaxial diodes, deflection transistors, damper diodes, triacs and thyristors. The end applications for these products are consumer electronic devices, white goods, lighting, power supplies and industrials for the international and China markets. Due to the closure of PSi Chengdu , the long term supply agreement with Philips is currently under review for termination by both parties.

A chart of our manufacturing facilities is provided below:

Manufacturing Sites

Site 1 (Operational) Food Terminal Inc. Special Economic Zone Taguig, Metro Manila, Philippines Operated by: PSi Technologies, Inc.	Site 2 (Operational) Site 3 (Sold as of 1/28/05) Carmelrey Industrial Park II Barangay Tulo, Laguna, Philippines Operated by: PSi Technologies Laguna, Inc.	Site 4 (Non–Operational as of April 30, 2006) Sichuan Chengdu Export Processing Zone Chengdu Hi Tech Zone Chengdu, Sichuan, China Operated by: PSI Technologies (Chengdu) Co., Ltd.

Currency Considerations

We use the U.S. dollar as our functional currency because all our revenue and a large proportion of our costs are denominated in U.S. dollars. Accordingly, monetary assets and liabilities denominated in Philippine pesos, Chinese renminbi and other foreign currencies have been translated into U.S. dollars using the exchange rates at the relevant balance sheet date. Non-monetary items are translated at historical rates. We also experience foreign currency exchange gains and losses arising from transactions in currencies other than our functional currency. For example, some of our labor costs are denominated in Philippine pesos and Chinese renminbi and a small amount of our equipment and raw material costs are denominated in Japanese yen. Gains and losses from those foreign currency transactions are also credited or charged to current operations. In addition, we benefit from a number of tax incentives available in the Philippines. and China. See “Liquidity and Capital Resources—Special Tax Status.”

2005 Highlights

Highlights for 2005 are:

• Manufacturing. We continued to focus on improving all aspects of our manufacturing operations, including the substitution of lower cost raw materials and supplies, reduction in packaging costs through strategic and China sourcing and improvements to production processes. Our consolidated cost of goods sold increased by 2.8% from $80.0 million in 2004 to $82.2 million in 2005. This increase was primarily due to increases in depreciation, labor, and utilities. As a result, we incurred consolidated gross loss of $1.9 million in 2005 compared to $0.9 million in 2004. Gross margin in 2005 was largely affected by the percentage of depreciation, labor and utilities to cost of sales. Depreciation increased by 8.7% from $15.9 million in 2004 to $17.3 million in 2005 primarily due to the depreciation of certain new equipment in our Laguna and Taguig facility. Depreciation as a percentage of sales was 20.1% in 2004 and 21.5% in 2005. We also appointed a new Chief Operating Officer on July 15, 2005, who has assisted us in implementing key organizational changes throughout the company as well as initiating key performance metrics to drive overall manufacturing performance.

• Marketing. We conducted a package portfolio review to determine additional measures to improve the profitability of loss-making and marginal packages, against our available production capacities and core competencies from 2004 through 2005. We then adjusted our marketing strategies to target higher margin and average selling price packages and non-IDM customers, and allocated capacities and priorities accordingly. We initiated discussions with our customers to institute selective increases in average selling prices, to offset the increase in raw materials expenses arising from higher commodity prices. These discussions resulted in price increases during the first half of 2005, as well as the termination of certain non-core packages and loadings with customers such as Fairchild Semiconductor, effective June 30, 2005. We decided to concentrate all demand for Philippine based assembly and test services in our two operational facilities in the Philippines, and decided to sell our third facility, which resulted in a $1.3 million impairment charge on the facility.

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

• Financing. In 2005 we incurred $4.4 million in capital expenditures of which $0.7 million was allocated for our Chengdu facility and the balance for our Philippine operations. Of the total, $1.1 million was acquired on account through suppliers’ credits. We financed such capital expenditure from funds generated from operations, suppliers’ credits and from the increased trade payable and financing facility from the Singapore Branch of

Raiffeisen Zentralbank Osterreich AG (RZB-Austria). This facility was increased from $5.0 million to $10.0 million on August 27, 2003. On December 27, 2004, RZB-Austria extended the maturity of the facility to December 31, 2005 and waived all financial covenant breaches based on the June 30, 2004 US GAAP unaudited consolidated financial statements subject to the condition that we are required to remedy the loan covenant breaches as of December 31, 2004 and that if breaches are still continuing, RZB-Austria will without prejudice to any of its rights under the Facility and Supplemental Agreements require our shareholders to infuse such additional capital into the company to cure the breaches. On July 13, 2005, RZB-Austria waived all the breaches based on the U.S. GAAP unaudited consolidated financial statements as of December 31, 2004 and confirmed that the next test of covenants will be based on the next U.S. GAAP audited consolidated financial statements of PSi Holdings as of and for the year ending December 31, 2005. The total loan balance under this credit facility was $9.4 million as of December 31, 2005 . On April 17, 2006, PSi Technologies and PSi Technologies Laguna Inc. signed an extension of the US$10M Revolving Loan Facility with RZB-Austria which extends the loan facility until December 31, 2006. The extension was subject to a payment by PSi Technologies of an extension fee of US$25,000, duly notarized Secretary’s Certificate confirming that Board Resolution for continuation of facilities up to December 31, 2006 has been duly passed and evidence of extension of the process agent appointment received by RZB on January 21, 2006. All of these were subsequently complied with by the Company.

On June 2, 2005, we issued a $7.0 million exchangeable senior subordinated note to an affiliate of Merrill Lynch Global Emerging Markets Partners, L.P., our majority shareholder.

2006 Outlook

We intend to strengthen our position as a leading global provider of assembly and test services targeted specifically at the power semiconductor market in the following ways:

•	Focus on the Power Semiconductor Market and Capitalize on the Trend Toward Outsourcing

We intend to continue to focus our expertise on the power semiconductor market, which is expected to grow by 8.3% compounded annually from 2006 to 2011, according to SIA Statistics. We intend to further expand our business by capitalizing on the accelerating trend toward outsourcing in that market. The power semiconductor manufacturing services market is large and under-penetrated by independent assembly and test service providers. The trend toward outsourcing is expected to increase from a penetration rate of 15% in 2003 to 25% in 2006 , as an increasing number of IDMs take advantage of the cost savings and strategic advantages of outsourcing. A number of our current customers already have indicated their intention to outsource an increasing portion of their semiconductor manufacturing needs to independent manufacturing service providers. We believe that our established, strategic customer relationships provide us with a competitive advantage in capturing these outsourcing opportunities.

•	Strengthen and Expand Our Strategic Customer Relationships

We intend to strengthen our existing relationships with our key strategic customers to win an increasing percentage of their back-end production business, as we transform our business model from a provider of overflow capacity to a provider of base capacity. Our major IDM customers’ in-house assembly and test capacity represents both our largest competition and our best opportunity for incremental growth. We intend to capture our key customers’ outsourced assembly and test business by working closely with them to meet their product performance requirements, offering them the broadest array of power packages and services in the industry, and aggressively managing our supplier relationships and the manufacturing process to reduce costs. In addition, as a result of the industry downturn in 2001, it appears that some of our customers intend to consign or sell their manufacturing assets to a third party assembly and test provider as a strategy for reducing their cost structures and capital costs, without reducing assembly and test capacities; and focus on wafer semiconductor manufacturing while outsourcing their assembly and test requirements to independent third-party providers to reduce capital expenditures. On June 19, 2006, we entered into a Sales and Investment Agreement with Infineon Technologies, Malaysia for a guaranteed loading of certain packages for one year coupled with price increases and underutilization charges in cases of shortfall in orders. In turn, the Company will invest approximately $4.17 million in capital investment associated with such expansion.

•	Enhance Our Power Assembly and Test Technology and Design Services

We intend to continue to develop our power semiconductor assembly and test technology and design services to meet our customers’ needs. The Power QFN family of packages is an example of a leading-edge package. We coordinate our development efforts with our customers to ensure that our packages and services meet their power design specifications and increase the efficiency of our research and development efforts. Intellectual Property currently under development for the Power QFN family of packages include co-designing devices with copper clip, gold stud-bumps and solder die attach. We believe these advanced interconnect technologies and materials can be used to improve the capability and performance of legacy packages. On November 16, 2005, we filed a U.S. patent application for a method of putting isolated metallic interconnections onto a metallic substrate. The patent application is still pending and is awaiting examination as of August 15, 2006.

We have hired and will continue to hire research and development professionals trained in semiconductor manufacturing. We expect that these employees will strengthen our design capability, particularly in thermal modeling and product applications. We intend to collaborate with our principal equipment and material suppliers to develop and access technical research.

•	Build Additional Assembly and Test Capacity and Consolidate Sites to Optimize Productivity and Efficiency.

We intend to respond to the growth in power semiconductor demand, and the increasing requirements of our customers, by expanding our assembly and test capacity. We will consolidate our manufacturing sites to derive greater economies of scale. We closed our China operations in April 2006, which resulted in a strategic shift in volumes to our Laguna facility as well as a reduction of overall overhead costs.

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

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates, including those related to depreciation, impairment losses, allowance for doubtful accounts, inventories, income taxes, retirement benefits, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Principles of Consolidation

The consolidated financial statements of PSi Holdings include the accounts of its controlled subsidiaries, where PSi Holdings owns, directly or indirectly, more than one-half of the outstanding voting shares, as follows:

•	PSi Technologies, a corporation registered with the Philippine Economic Zone Authority (PEZA), engaged in the design, assembly and test of power semiconductor devices, and packaging and test services for non-power applications, including plastics and hermetics;

•	PSi Laguna (wholly owned through PSi Technologies), a PEZA-registered enterprise, engaged in the manufacture, assembly and test of power semiconductor devices;

•	Pacsem (wholly owned through PSi Technologies), a U.S. corporation engaged exclusively in marketing activities on behalf of PSi Technologies and PSi Laguna outside the Philippines.

•	PSi Mauritius (wholly owned through PSi Technologies), a company incorporated in the Republic of Mauritius, organized as a holding company of PSi Chengdu;

•	PSi Chengdu (wholly owned through PSi Mauritius), a company incorporated in the PRC, engaged in semiconductor assembly and test services for Philips. As discussed in Note 1 of the Consolidated Financial Statements, on April 5, 2006, PSi Chengdu has informed the Management Committee of the Chengdu Hi-Tech Zone of its decision to close PSi’s facility in Chengdu, Sichuan, China. Commercial operations ceased by end of April 2006. PSi Chengdu is currently in the process of liquidation/dissolution;

•	Pacsem Realty (40% owned through PSi Technologies and 24% owned through PSi Technologies’ investee, PSitech Realty), a real estate company which holds two parcels of land currently not in use for which the acquisition has been financed through the availment of advances from PSi Technologies. The first parcel of land was sold on January 28, 2005 while the other parcel was sold pursuant to the Deed of Absolute Sale entered into by Pacsem Realty with a third party buyer on June 28, 2006.

•	PSitech Realty, a variable interest entity for which PSi Technologies was determined to be the primary beneficiary. PSitech Realty is consolidated in the accounts of the Company. Its total assets as of December 31, 2005 and 2004 amounted to $3,384 and $2,811, respectively.

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated.

Depreciation and Amortization

We use our business judgment when determining expected useful lives of fixed assets. Asset useful lives of three to eight years, depending on the nature of the assets, are based on historical experience and future expectations. The useful lives and depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. We routinely review the remaining estimated useful lives of the machinery, equipment and accessories to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its machinery, equipment and accessories. However, due to the nature of the our operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment and machinery is dedicated to specific customers, we may not be able to accurately anticipate declines in the utility of our machinery, equipment and accessories.

No depreciation is provided on property, plant and equipment under construction or awaiting qualification or technical completion.

When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to current operations.

Impairment of Long-lived Assets

Valuation and Impairment

We review long-lived assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the impairment or Disposal of Long-lived assets.” We assesses the fair value of the assets based on the undiscounted future cash flow such assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, we reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. In 2005, we performed a review to identify equipment with low utilization rates, packages with low margins, and technologies that were not part of our core competency, as candidates for impairment, given the existence of events or changes in circumstances that indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. The undiscounted future net cash flows and fair value of assets are subject to change depending on the actual sales, margins, and salvage value of the impaired assets that may be realized by us in the future.

On September 8, 2005, the representatives of the Management Committee of the CHTZ and The Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plan to convert the Southern Export Processing Zone where PSi Chengdu is located to another commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. The relocation issue which could further drain PSi Chengdu’s resources, coupled with continuous operating and cash flow losses from the start of commercial operations up to 2005, triggered an impairment review in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as of December 31, 2005. Management estimated that the undiscounted future cash flows to be generated by PSi Chengdu to be negative compared with the carrying amount of PSi Chengdu’s long-lived assets of $2.7 million. Management then estimated the fair value of those assets at negative $0.2 million using the expected cash flow approach as a measure of fair value. This resulted in write-down of the assets amounting to $2.7 million which was included under “Special charges” account in the 2005 statement of operations.

As of December 31, 2005, Pacsem Realty is in negotiation for the sale of a parcel of land it owns which is situated in Philtown Industrial Estate in Tanauan, Batangas with a land area of 35,033 square meters and the held for sale criteria under FASB Statement 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” had been met. On June 28, 2006, a Deed of Absolute Sale was entered into by Pacsem Realty and IGC Realty Inc. (IGC Realty) an unrelated company, for the sale of such parcel of land. The selling price for the sale of the parcel land is PhP75,700,000 (equivalent to $1,425,881 as of December 31, 2005) which is payable immediately upon the execution of the contract. Accordingly, the carrying value of land was adjusted to its fair value less cost to sell amounting to $1.3 million, which was determined based on the agreed selling price for the subsequent consummation of sale. The resulting $1.4 million impairment loss was recorded as part of “special charges” account in the 2005 consolidated statement of operations.

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

A. Results of Operations

The following table presents selected operating data as a percentage of revenue for the periods indicated:

	For the years ended December 31
	2003	2004	2005
Revenue	100.0%	100.0%	100.0%
Cost of sales	98.0	101.1	102.3

Gross profit (loss)	2.0	(1.1)	(2.3)
Operating expenses
General and administrative	8.6	10.1	9.5
Special charges	16.8	1.6	6.6
Selling and marketing	1.0	1.0	1.2
Research and development	0.9	1.3	1.5

Total operating expenses	27.3	14.0	18.8

Loss from operations	(25.3)	(15.1)	(21.1)
Other income (expenses)—net
Interest and bank charges—net	(1.6)	(2.7)	(3.5)
Foreign exchange gains (losses)	(0.3)	(0.4)	(0.2)
Gain on disposal of property and equipment	—	—	—
Lease income	—	0.1	0.1
Income on refund from a utility company	—	—	0.3

Total other income (expenses)	(1.9)	(3.0)	(3.3)

Loss before income tax and minority interest	(27.2)	(18.1)	(24.4)
Provision for (benefit from) income tax	(0.3)	0.4	0.2
Minority interest	—	—	—

Net loss	(26.9%)	(18.5%)	(24.6%)

Year to Year Comparison for Years Ended 2002 to 2005

Revenues and Gross Margins

	For the years ended December 31 (Thousands of dollars)
	2003	% change from 2002	2004	% change from 2003	2005	% change from 2004
Revenue	76,933	9.1%	79,139	2.9%	80,341	1.5%
Cost of sales	75,399	9.7%	80,002	6.1%	82,223	2.8%

Gross profit (loss)	1,534	(14.1%)	(863)	(156.3%)	(1,882)	118.1%
Gross profit (loss) percentage	2.0%		(1.1%)		(2.3%)

2005 versus 2004. Revenues increased by $1.2 million, or 1.5%, to $80.3 million in 2005 from $79.1 million in 2004, primarily due to the 1.3% net increase in sales volume and 0.2% increase in average selling prices arising from the change in product mix towards packages with higher selling prices. The net increase in sales volume is largely attributed to the increase in loading from our top five customers in 2005 by 117.5 million units from 1,046.3 million units in 2004 to 1,163.8 million units in 2005. This was partially offset by the decrease in sales volume from other customers by 98.3 million units from 377.1 million units in 2004 to 278.8 million units in 2005. Fairchild Korea, whose contract with the Company was terminated in 2005, comprised 30.1% of the decrease in our sales volume. The increase in average selling price by 0.2% is due primarily to the change in product mix towards packages with higher selling prices and secondarily to the price increase in selected packages in 2005 to offset the increase in raw materials expenses arising from higher commodity prices.

By geographical market, sales to our customers in the United States decreased by 16.5% to $ 20.3 million in 2005 from $24.2 million in 2004, due primarily to the reduction in sales to Texas Instruments Inc. by $3.1 million as a result of reduced end demand and their decision to outsource to other subcontractors in Asia. Sales to our European customers increased 14.7% to $56.0 million in 2005, from $48.8 million in 2004, primarily due to an increase in sales to Infineon Technologies, Inc and Philips Semiconductors. Sales to our customers in Asia decreased 32.6% to $4.1 million in 2005, from $6.0 million in 2004, due primarily to the reduction in sales to Fairchild Korea Semiconductor by $1.0 million and Vishay Intertechnology Asia, PTE by $0.7 million. The geographical distribution of our revenue is classified according to the domicile of our customers, and not according to the actual locations where the end products are finally assembled, marketed and sold.

Cost of sales includes raw materials used to assemble our packages, depreciation of assembly, test, facilities and facilities support equipment, labor and attributed overhead. Cost of sales increased by 2.8% to $82.2 million in 2005 from $80.0 million in 2004, primarily due to increases in depreciation, labor, and utilities. Depreciation increased by 8.7% from $15.9 million in 2004 to $17.3 million in 2005 primarily due to the depreciation of fixed assets in our Laguna and Taguig facility. Depreciation as a percentage of sales was 20.1% in 2004 and 21.5% in 2005. Labor costs increased by 8.1% to $11.0 million in 2005 from $10.2 million in 2004 due to the increase in PSi Chengdu’s labor costs by $1.0 million as a result of their full-year operations in 2005. This was partially offset by the decrease in the labor costs of Philippine operations by $0.2 million due to the Company’s operations realignment blueprint that started in the second half of 2005. Utilities increased by 19.1% primarily due to the increase in the utility rate from average rate of PHP5.14 per kilowatt hour in 2004 to PHP6.54 per kilowatt hour in 2005. As a result, we incurred a gross loss of $1.9 million in 2005 compared to gross loss of $0.9 million in 2004.

Gross margin, however, is largely affected by the percentage of depreciation, labor and utilities to cost of sales. Depreciation, labor and utilities as a percentage of sales in 2005 was 21.5%, 13.7% and 6.0% respectively. In 2004, depreciation, labor and utilities as a percentage of sales was 20.1%, 12.9% and 5.1% respectively

2004 versus 2003. Revenues increased by 2.9%, from $76.9 million in 2003 to $79.1 million in 2004, primarily due to the 3.7% increase in average selling prices arising from the change in product mix towards packages with higher selling prices. Overall volumes declined by 0.1%. The volume of power packages shipped declined by 3.0% in 2004, and accounted for 95.4% of our net sales in 2004 compared to 94.2% in 2003. The decrease in sales volume is largely attributed to the 28.9% reduction in demand for our small signal packages. Excluding small signal packages, volume of power packages shipped increased by 3.6% in 2004.

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

Cost of sales includes raw materials used to assemble our packages, depreciation of assembly, test, facilities and facilities support equipment, labor and attributed overhead. Cost of sales increased by 6.1% to $80.0 million, from $75.4 million in 2003, primarily due to increases in depreciation and raw material costs. Depreciation increased by 10.5% due to an additional $1.4 million depreciation expense, as a result of the change in estimated useful lives for equipment with low utilization rates, packages with low margins or outside our core competencies, and the fixed assets related to our business with Fairchild Korea which was terminated on June 30, 2005. This increase was partially offset by a decrease in depreciation brought about by the impairment of machinery and equipment recognized in 2003. Raw material costs including packaging cost increased by 6.6% in 2004 due to the increase in the price of underlying commodities and the shift in production to larger sized power packages. As a result, gross profit decreased by 156.3% from $1.5 million in 2003 to $(0.9) million in 2004. Our gross margin decreased from 2.0% in 2003 to (1.1%) in 2004.

Gross margin, however, is largely affected by the percentage of depreciation and raw materials to cost of sales. Depreciation as a percentage of sales was 20.1% in 2004 and 18.7% in 2003. Raw Materials including packaging cost as a percentage of sales was 49.4% in 2004 and 47.6% in 2003. We incurred a gross loss of $1.2 million in 2004 in our Chengdu facility.

Operating Expenses

	2003	For the years ended (Thousands of dollars)
		% change from 2002	2004	% change from 2003	2005	% change from 2004
General and Administrative	6,621	13.8%	8,014	21.0%	7,561	(5.7%)
Special Charges	12,896	—	1,263	(90.2%)	5,281	318.1%
Selling and Marketing	762	(33.4%)	794	4.1%	964	21.4%
Research and Development	723	(42.3%)	1,008	39.5%	1,242	23.2%

Total Operating Expenses	21,002	155.6%	11,079	(47.3%)	15,048	35.8%

Percentage of Net Sales (%)	27.3%		14.0%		18.7%

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

2005 versus 2004. G&A expenses decreased 5.7% from $8.0 million in 2004 to $7.6 million in 2005, due to the decrease in depreciation for building and leasehold improvements and insurance. Likewise, there was a reversal of recognized stock compensation expense of $0.08 million in 2005 as a result of the expiration of the 5-year stock option plan granted to certain officers of the company, compared to stock compensation expense of $0.6 million in 2004

2004 versus 2003. G&A expenses increased 21.0% from $6.6 million in 2003 to $8.0 million in 2004, principally due to the $1.0 million in G&A expenses incurred by our Chengdu facility. Total stock compensation expense increased to $0.6 million in 2004 from $0.2 million in 2003.

G&A expenses as a percentage of revenue increased from 8.6% in 2003 to 10.1% in 2004, as a result of the incurrence of salaries and professional fees and brokerage charges related to our Chengdu facility.

Special Charges

Special charges consist of the following (Thousands of dollars)	2003	2004	2005
Impairment losses on property, plant and equipment	$11,368	$1,263	$4,222
Provision for inventory losses	881	—	971
Write-off of inventories	522	—	45
Provision for probable losses	—	—	43
Write-off of deposit	125	—	—

Total	$12,896	$1,263	$5,281

2005 versus 2004. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We determine whether or not the assets are recoverable based on estimated undiscounted future cash flows to be generated by the assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. The undiscounted future net cash flows and fair value of assets are subject to change depending on the actual sales, margins, and salvage value of the impaired assets that may be realized by us in the future. On January 28, 2005, Pacsem Realty and PSi Laguna entered into separate Contracts to Sell with ILO for the sale of (a) land including parcel of land for which Pacsem Realty has made a deposit of $393,750, recorded under “Other Noncurrent Assets” account in the consolidated balance sheet and (b) building and land improvements (Site 3) for a total consideration of $350,000 and $2.2 million, respectively. The determination of fair value as of December 31, 2004 was based on the expected proceeds as stated in the Contracts to Sell, net of discount. The expected proceeds were discounted using an effective interest rate of 15% determined based on 12% yield rate on ROP bonds as quoted by the Bureau of Treasury as of January 28, 2005, plus 3% risk-free premium. The book value of the Site 3 building and improvements as of December 31, 2004 exceeded the fair value by $1.3 million, as such, the Company recognized an impairment loss of $1.3 million in 2004 and included under “Special charges” account in the 2004 consolidated statement of operations.

On September 8, 2005, the representatives of the Management Committee of the CHTZ , a government entity of Chengdu City, Sichuan Province, People’s Republic of China (PRC) and of The Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plant to convert the Southern Export Processing Zone to another commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. The relocation issue which could further drain PSi Chengdu’s resources coupled with continuous operating and cash flow losses from the start of commercial operations up to 2005 triggered an impairment review in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of long-lived assets as of December 31, 2005”. Accordingly, management estimated the undiscounted future cash flows to be generated by PSi Chengdu to be negative compared with the carrying amount of PSi Chengdu’s long-lived assets of $2.7 million. Management then estimated the fair value of those assets at negative $0.2 million using the expected cash flow approach as a measure of fair value. This resulted in a $2.7 million write-down of the assets, which was reflected as part of Special Charges in the income statement.

2004 versus 2003. In 2004, we decided to sell our third facility in the Philippines, which was consummated through a contract to sell the property on January 28, 2005. Based on the review of long-lived assets, we took an asset impairment charge of $1.3 million in 2004 against the carrying cost of the third facility. In the third quarter of 2003, we experienced a 21.7% sequential decline in sales, primarily due to the decision of one of our customers (Texas Instruments) not to compete with the pricing strategy of suppliers in China for certain voltage regulator products. This resulted in a 43.4% sequential decline in Texas Instruments (TI) related revenues for us. Since then, the loading of TI has been erratic and inconsistent, leading to lower fourth quarter revenues. This prompted us to undertake a review to identify equipment with low utilization rates, packages with low margins, and technologies not consistent with our core competency, as candidates for impairment. If such assets are considered to be impaired, the impairment loss to be recognized, if any, is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. We estimated the fair value of the applicable assets using the present value technique. Cash flow was discounted at a nominal rate of 15% on a pre-tax basis. The nominal discount rate was determined using the rate of our most recent long-term financing activity, the exchangeable senior subordinated note, which carried an interest rate of 10% plus 2.5% in withholding taxes payable by us to Philippine tax authorities plus 2.5% risk premium. Based on discussions with Philippine financial institutions, financing of this nature typically carry interest rates of 10 to 15%, depending on the financial condition of our company. The undiscounted future net cash flows and fair value of assets are subject to change depending on the actual sales, margins, and salvage value of the impaired assets that may be realized by us in the future. Had we used a discount rate of 10%, we would have incurred special charges relating to equipment of $10.0 million, instead of $10.5 million. Based on the review of long-lived assets, we took an asset impairment charge of $0.9 million in 2003 against the carrying cost of the third facility. As a result of this review, we incurred impairment losses on equipment and property, provisions for inventory losses, and write off of inventories and deposits totaling $12.9 million. See “Item 5 Operating and Financial Review and Prospect—Critical Accounting Policies—Valuation and Impairment”.

We continue to evaluate all options possible with regard to the use or disposal of these equipment and properties.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and benefits for sales and marketing personnel, expenses associated with our overseas marketing offices in California, Arizona and Tokyo, promotion, travel, and communication costs.

2005 versus 2004. Sales and marketing expenses increased 21.4% from $794 thousand in 2004 to $964 thousand in 2005, due primarily to increased sales and marketing activities. Sales and marketing expenses, as a percentage of revenues, increased from 1.0% in 2004 to 1.2% in 2005 primarily due to the promotion of our Power QFN family of packages and increase in salaries expenses. On April 1, 2005, we terminated the sales and marketing agreement with Tokai. However, Tokai currently serves as our agent for selected Japanese customers.

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

2005 versus 2004. Research and development expenses increased by 23.2% from $1.0 million to $1.2 million in 2005 due to the development of derivative intellectual property related to the development and introduction of the Power QFN family of packages as well as new qualifications performed during the year.

2004 versus 2003. Research and development expenses increased by 39.4% from $0.7 million to $1.0 million in 2004 due to development work associated with the introduction of PowermiteTM, Power QFN, the captive line transfers from Philips and ST Microelectronics, and the appointment of James H. Knapp.

Loss from Operations

	For the years ended December 31 (Thousands of dollars)
	2003	% change from 2002	2004	% change from 2003	2005	% change from 2004
Revenue	76,933	9.1%	79,139	2.9%	80,341	1.5%
Cost of Sales	75,399	9.7%	80,002	6.1%	82,223	2.8%
Operating Expenses	21,002	155.6%	11,079	(47.3%)	15,047	35.8%

Loss from Operations	(19,468)	202.7%	(11,942)	(38.7%)	(16,929)	41.8%

2005 versus 2004. Loss from operations increased by 41.8% from $11.9 million in 2004 to $16.9 million in 2005, primarily due to increases in cost of sales by $2.2 million and special charges by $4.0 million. Cost of sales increased by 2.8% from $80.0 million in 2004 to $82.2 million in 2005 primarily due to an increase in depreciation, labor, and, utilities. As a percentage of revenue, loss from operations increased from 15.1% in 2004 to 21.1% in 2005.

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

Net Interest and Bank Charges

Interests and bank charges for the year ended as of December 31, 2005, 2004, 2003 and 2002 are as follows:

	For the years ended December 31 (Thousands of dollars,)
	2003	% change from 2002	2004	% change from 2003	2005	% change from 2004
Interest expense, bank and financing charges	(1,347)	178.2%	(2,153)	59.9%	(3,044)	41.4%
Interest income	133	59.1%	14	(89.6%)	156	1033.6%
Interest and bank charges—Net	(1,214)	203.1%	(2,139)	76.2%	(2,888)	35.0%

2005 versus 2004. Net interest expense increased by 35.0% from $2.1 million in 2004 compared to $2.9 million in 2005. The increase was primarily due to the interest expense and deferred financing charges related to the $7.0 million exchangeable senior subordinated note issued in June 2005 to Merrill Lynch LLC.

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

2005 versus 2004. We recognized net foreign exchange loss of $158,292 in 2005 compared to net foreign exchange loss of $322,225 in 2004, principally due to the effect of settlement and restatement of transactions and balances denominated in Japanese yen, European euro, Chinese renminbi and Philippine peso into U.S. dollars. In 2005, the Philippine peso appreciated relative to the U.S dollar while Japanese yen and European euro depreciated relative to the U.S. dollar . The Chinese renminbi fluctuated in a narrow trading band vis-à-vis the U.S. dollar.

2004 versus 2003. We recognized net foreign exchange loss of $322,225 in 2004 compared to net foreign exchange loss of $241,516 in 2003, principally due to the effect of settlement and restatement of transactions and balances denominated in Japanese yen, European euro, Chinese renminbi and Philippine peso into U.S. dollars. In 2004, the peso depreciated relative to the U.S. dollar while the Japanese yen and European euro appreciated relative to the U.S. dollar. The Chinese renminbi fluctuated in a narrow trading band vis-à-vis the U.S. dollar.

Provision for (Benefit from) Income Tax

	For the years ended (Thousands of dollars)
	2003	% change from 2002	2004	% change from 2003	2005	% change from 2004
Provision for (benefit from) income tax	(225)	(462.2%)	369	(263.8%)	120	(67.3%)
Net income (loss)	(20,711)	205.3%	(14,648)	(29.3%)	(19,750)	34.8%

Net margin (%)	(26.9%)		(18.5%)		(24.6%)

2005 versus 2004. We recognized provision for income tax of $120,488 in 2005 compared to provision for income tax of $368,768 in 2004.

2004 versus 2003. We recognized provision for income tax of $368,768 in 2004 compared to a benefit from income tax of $225,118 in 2003. In 2004, we were able to realize tax benefit from the write-off of inventories, property and equipment.

B. Liquidity and Capital Resources

Liquidity

In 2005, we funded our operations and capital expenditures primarily through cash from operations (including receivables collections), short-term loans, and short-term supplier credits. As of December 31, 2005, we had $23.9 million in current assets, of which $1.6 million are in the form of cash, $14.8 million in trade and other receivables, and $5.9 million in inventories. We used funds supplied by our banks to acquire certain inventories, which are held under a “trust arrangement” with the banks. These arrangements are evidenced by trust receipts and we are accountable to our banks until the amounts supplied under the trust arrangements have been repaid.

Operating Activities

In 2005, net cash used in operating activities amounted to $4.2 million, while in 2004, cash flows provided by operating activities amounted to $8.0 million. The net cash used in 2005 was primarily accounted for by the net loss after adjusting non-cash items such as depreciation and amortization, impairment losses, provision for inventory obsolescence, provision for deferred income tax, retirement benefit, unrealized foreign exchange losses, and decrease in inventories, and offset by the increase in trade and other receivables and decrease in trade and other payables. The net cash generated in 2004 was primarily accounted for by the net loss after adjusting non-cash items such as depreciation, special charges, stock compensation costs, amortization of debt issuance cost and discount, unrecoverable input taxes, provisions for deferred income tax, retirement expense, unrealized foreign exchange losses, and increase in trade and other payables, decrease in trade, other receivables and other current assets, offset by the increase in inventories. In 2004, a huge portion of cash generated from operations came from an increase in trade and other payables amounting to $3.2 million, which consist mostly of accounts with materials suppliers. The proceeds of the $7.0 million exchangeable note raised in June 2, 2005 was partly used to pay a certain portion of these accounts payable to our suppliers.

Investing Activities

Net cash used in investing activities totaled $2.2 million in 2005 compared to $9.0 million in 2004. In 2005, these investments consisted mainly of acquisition of additional assembly and test equipment and facilities and facilities support equipment for Taguig, Laguna and Chengdu. As of December 31, 2005, we had outstanding equipment purchased through suppliers’ credits amounting to $1.1 million.

Financing Activities

Net cash provided by financing activities totaled $7.0 million in 2005 and $1.1 million in 2004. In 2005, cash from financing activities was primarily generated from the proceeds of the $7.0 million exchangeable note issued on June 2, 2005, a decrease in restricted cash, offset by payments of short term loans and obligations under capital leases and payments. In 2004, cash from financing activities was primarily generated from short-term lines of credit and proceeds from trust receipts, offset by payments of loans, payments of obligations under capital leases, and payments of long-term liability due to a customer. As of December 31, 2005, we had $11.4 million in short-term loans and $3.5 million in trust receipts payable.

On June 2, 2005, we issued a $7.0 million 4-year exchangeable senior subordinated note due in 2009, and bearing interest at a rate of 10% per annum, net of Philippine withholding taxes, to Merrill Lynch LLC. The Audit Committee of our Board of Directors, comprised of three non-management, independent directors not affiliated with Merrill Lynch, negotiated and approved the terms of the note. The proceeds of the note were used to partially finance capital expenditures related to the introduction of our Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholder and Related party Transactions—The Merrill Lynch Exchangeable Notes.”

In 2003, we entered into an agreement to restructure the outstanding liability to a customer. Instead of a final balloon payment in December 2003, the restructuring allowed us to pay down the liability on a monthly basis at an amount dependent on the loading of the customer, with final payment in August 2005. The entire liability was fully settled in 2005.

See “Item 5—Tabular Disclosure of Contractual Obligations”.

Capital Expenditures

The Company has incurred a capital expenditure of $3.3 million in 2005 which principally relate to the acquisition of machinery and equipment for our production requirements. Majority of such capital expenditure amounting to $1.4 million relate to machinery and equipment to be utilized for our new Power QFN ( Quad Flat No-Lead) package which was launched for commercial production in January 2006.

We believe that net cash generated from operations, additional debt or equity financing, together with cash in bank and credit facilities, will be sufficient to meet our working capital and outstanding obligations to our equipment suppliers for the next 12 months. On April 19, 2006, a major Philippine bank approved a revolving promissory note line (RPNL) for the company amounting to $3 million including availability of a letter of credit up to $450,000. The RPNL is subject to annual review until April 11, 2010 and has a 90-day availability period. Draws are allowed on the RPNL upon presentation of acceptable receivables. On July 7, 2006, another major Philippine bank has approved a $10 million credit line and $1 million foreign exchange settlement line with maturity on July 31, 2008. The terms and conditions governing this facility are still pending as of July 31, 2006.

On June 2, 2005, we issued a $7.0 million exchangeable senior subordinated note to Merrill Lynch LLC, an affiliate of Merrill Lynch Global Emerging Markets Partners, L.P., our majority shareholder. The proceeds of the note will be used to partially finance capital expenditures related to the introduction of our Power QFN Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholder and Related party Transactions—The Merrill Lynch Exchangeable Notes.” We may seek to raise additional funds through debt or equity financing or from other sources. We cannot assure you that additional financing will be available when we need it or, if available, that it will be available on satisfactory terms. Failure to obtain any such required additional financing could have a material adverse effect on our company.

Capital Resources

The Company’s continued operations as a going concern is dependent on its ability to generate sufficient cash flows from operations and/or seek other sources of financing; however there is no assurance that positive operating results can be achieved nor that any additional financing or refinancing can be obtained on favorable terms, if at all. To address the foregoing, the Company is undertaking the following:

a.	Adoption of measures to lower the variability of customer loadings through consolidation of plant sites and allow better fixed cost recovery and optimize capacity utilization of remaining sites;

b.	Development of new captive businesses such as the Sales and Investment Agreement with a major customer with committed volume, higher selling price and underutilization charges in case of shortfall versus commitments;

c.	Management of customer and package mix towards higher average selling price and better margin packages;

d.	Reduction of operating costs and overheads such as closure of US Purchasing and Marketing offices and streamlining of the whole supply chain and key organizational changes;

e.	Improvement of productivity, manufacturing efficiency and equipment capabilities through introduction and launching of continuous improvement circles;

f.	Approval of capital expenditures that meet certain financial criteria;

g.	Development of partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions;

h.	Establishment of additional credit facilities with other banks and financial institutions;

i.	Disposal of impaired assets to recover value.

We have credit facilities with various banks and financial institutions. These credit facilities are short-term in nature and can be terminated anytime. We continue to explore various financing options with various banks and financing institutions. We may not be successful in negotiating and closing any of these financing options. These credit facilities are discussed below.

The Company has a $10 million credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria) of which $9.4 million was outstanding as of December 31, 2005. As of December 31, 2005, PSi Holdings and PSi Technologies had not complied with certain financial ratio requirements under the credit facility from RZB-Austria based on a test of compliance with loan covenants based on the U.S. GAAP audited consolidated financial statements of PSi Holdings as of and for the year ended December 31, 2005. On April 4, 2006, RZB-Austria extended the credit facility until December 31, 2006 under similar terms and conditions.

The Company has also a $3 million short term credit facility with KBC Bank N.V.—Philippine Branch of which $2 million was outstanding as of December 31, 2005 and another $4 million letter of credit and trust receipt facility of which $3.3 million is outstanding as of December 31, 2005. The short term credit facility was secured by accounts receivable from a customer (see Note 10 to the Consolidated Financial Statements). As of December 31, 2005, PSi Holdings and PSi Technologies have not complied with certain financial ratio requirements under the Loan Agreement with KBC Bank N.V.—Philippine Branch. On March 10, 2006, KBC Bank N.V.—Philippine Branch informed us that it is terminating the credit facility it extended to the Company effective May 9, 2006. On May 26, 2006, KBC— Philippine Branch advised the Company that the KBC—Philippine Branch ceased operations effective April 30, 2006 and that in view of such cessation, the loan account will be assumed by KBC Bank N.V.—Hong Kong Branch starting June 10, 2006. The loan account agreement, including the deed of assignment of receivables and other agreements related thereto, remains in full force and effect after the transfer of the booking of the loan, but KBC Bank N.V.—Hong Kong Branch will assume all the rights and obligations of KBC Bank N.V.—Philippine Branch thereunder. We are in discussion with KBC Bank N.V.—Philippine Branch for the full payment of the outstanding short term loans including trust receipts payables. As July 31, 2006 the total outstanding short term loans amounted to $1.75 million while the outstanding trust receipts payable amounted to $0.7 million.

On April 19, 2006, Philippine Veterans Bank extended a revolving promissory note line amounting to US$3.0 million including a letter of credit facility of up to US$450,000. The facility is subject to annual review by the bank up to April 11, 2010 and a 90-day availability period. The Revolving Promissory Note Line Agreement was subsequently signed on July 13, 2006.

On July 7, 2006, Banco de Oro , a major Philippine bank has approved a $10 million credit line and $1 million Foreign Exchange Settlement Line that will expire on July 31, 2008. On August 7, Banco de Oro has released the approval of the facility with certain terms and conditions. However, the formal loan agreement is currently being finalized. We have credit facilities with various banks and financial institutions located in the Philippines. These credit facilities are short-term in nature and can be terminated anytime. We continue to explore various financing options with various banks and financing institutions. We may not be successful in negotiating and closing any of this financing option.

To further address our cash flow situation, our subsidiary, Pacsem Realty entered into a Deed of Absolute Sale with IGC Realty Inc. (an unrelated company) on June 28, 2006 for the sale of land currently not in use for $1.5 million. In accordance with the terms of the Deed of Absolute Sale entered into by Pacsem Realty and IGC Realty, Inc., the purchase consideration is payable immediately upon execution of the contract.

Special Tax Status

We have benefited from tax incentives available in the Philippines. Our Taguig facility was registered under R.A. No. 7916, otherwise known as the Special Economic Zone Act of 1995, which created the Philippine Economic Zone Authority. As of May 17, 2004, we became subject to a special tax rate of 5.0% of gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period. Income that is not related to our core activities such as lease income, gains from sale of assets or other activities that are not registered with PEZA are subject to income tax of 35%, effective November 1, 2005.

Because we export all our products, we are subject to zero percent value added tax (VAT), in the Philippines. Ordinarily, a 12% VAT is imposed on the sale of goods and services in the Philippines.

With respect to our import of machinery and equipment, we are able to convert the VAT paid on the importation into tax credit certificates. These tax credit certificates can be used as payment for VAT and occasionally duties where so permitted by the Philippine Bureau of Customs on other imports. They can also be sold for cash to other importers who are permitted to use them if so permitted by the Bureau of Customs. As of December 31, 2005, we had tax credit certificates of $98,691. These amounts are included in other current assets account as of December 31, 2005.

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

PSi Chengdu ceased commercial operations on April 30, 2006 and is in the process of liquidation and dissolution at this time. PSi Chengdu may be subjected to additional tax obligations in connection with this dissolution and liquidation.

Recently Issued Accounting Standards

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.

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

We plan to adopt SFAS 123(R) using the modified prospective method. Had we adopted SFAS 123(R) in prior periods, the impact of the adoption would have approximated the impact of the adoption of SFAS 123(R) as described in the disclosure of pro forma net loss and basic and diluted earnings per share under the Employee Stock Option section of this note.

On March 29, 2005, the U.S. SEC staff issued Staff Accounting Bulletion No. 107, “SAB 107,” to give guidance on implementation of SFAS 123(R).

On April 14, 2005, the U.S. SEC issued a ruling that allows companies to implement SFAS 123(R) at the beginning of the next fiscal year, instead of the next reporting period, that commences after June 15, 2005. We expect to adopt SFAS No. 123(R) on January 1, 2006. We do not expect the adoption of SFAS No. 123 (R) to have a material effect on our results of operations or financial condition.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4” (SFAS No. 151). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a material effect on its results of operations or financial condition.

On June 2005, the FASB issued SFAS No. 154, “Accounting for Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This standard provides guidance on the accounting for and reporting of accounting changes and error corrections and will be effective for fiscal years beginning January 1, 2006. This standard applies to voluntary changes in existing accounting principles and to new accounting standards that do not specify the transition requirements upon adoption of those standards. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principles unless it is not practical to do so. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of change the cumulative effect of changing to the new accounting principle. The effect of SFAS No. 154 on our consolidated financial statements will depend on the nature and significance of future accounting changes subject to this statement.

In June 2005, the EITF reached a consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements (“EITF 05-6”) EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. We do not expect the adoption of EITF 05-6 to have a material effect on our results of operations or financial condition.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (SFAS No. 153). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. We do not expect the adoption of SFAS No. 153 to have a material effect on our results of operations or financial condition.

In February 2006, FASB, issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment to SFAS No. 133 and SFAS No. 140. SFAS No. 155 permits an entity to elect fair value remeasurement for any hybrid financial instrument (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement will be effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. We do not expect the adoption of SFAS No. 155 to have a material effect on our results of operations or financial condition.

C. Research and Development, Patents and Licenses

Research and Development

We are increasing our research and development efforts on developing packages and assembly platforms that will meet the growing needs of our customer base. We currently offer a fully qualified QFN assembly line that will produce a wide variety of packages ranging from a 3 x 3 to a 7 x 7 package with differing interconnect options for the power semiconductor market. The interconnect options include copper clip, gold stud-bumps and solder die attach. We believe that these interconnect options will allow us to improve product performance through lower parasitic resistance and inductance to meet the higher package performance goals of our customers. We further believe that Power QFN packages are the fastest growing power package in the industry. This packaging platform addresses our customers’ need for shortest time-to-market with a new package.

We now have in place a Lead (Pb)-free process particularly in package lead plating and dipping, in keeping with the industry’s objective to minimize and eliminate substances/components in the package harmful to the environment. Another focus in our materials development activities is the identification of alternative materials that will improve the cost of our packages.

As of December 31, 2005 we employed 26 professionals dedicated to research and development. Our management and other operational personnel are also involved in research and development activities. We spent a total of $722,857 in 2003, $1,008,075 in 2004 and $1,241,508 in 2005 on research and development.

Patents and Licenses

On November 27, 2004, we signed a broad, multi-year patent license agreement with Amkor Technology, Inc. that grants us rights under Amkor Technology Inc.’s portfolio of patents relating to MicroLeadFrame® technology, MicroLeadFrame® packages and QFN packages, and grants Amkor access to the intellectual property being developed by PSi related to its Power QFN technology.

On June 8 and November 16, 2005, we filed our first two patent applications with the U.S. Patent Office, for a stud bump flip chip method of manufacture for a QFN Package and method of putting isolated metallic interconnections onto a metallic substrate, respectively. Our focus on the needs of our customers and the growing demands for innovation in the industry has defined our role as one of the leaders in the industry. We depend in part on our ability to develop and protect our intellectual property and the intellectual property of our customers shared with us, and our ability to apply that know-how to improve our customers’ packaging design and implementation.

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

F. Tabular Disclosure of Contractual Obligations.

The following table aggregates, as of December 31, 2005, our known contractual obligations and commitments.

Payments Due by Period

(U.S. dollars)

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Loans payable (1)	11,400,000	11,400,000	—	—	—
Operating lease obligations (2)	9,252,712	856,870	1,480,061	1,077,711	5,838,070
Merrill Lynch Exchangeable Notes – includes amount representing accrued interest on exchangeable notes converted to principal of $0.8 million discount of $9.3 million (3)	11,000,000	—	4,000,000	7,000,000

(1)	Loans payable consist of outstanding liability to RZB-Austria amounting to $9.4 million and to KBC Bank N.V. – Philippine Branch amounting to $2.0 million. See Notes 3, 8 and 10 to the Consolidated Financial Statements.
(2)	Operating lease obligations include the lease of land and building in Taguig, Laguna and Chengdu.

(3)	On July 3, 2003, PSi Technologies, Inc., our principal operating subsidiary, issued to a Merrill Lynch LLC a $4.0 million 5-year exchangeable senior subordinated note. The proceeds of the note were used to pay liabilities related to certain capital expenditures which came due in 2003. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes” for a summary of terms. The note matures on June 1, 2008. The note bears interest at a rate of 10% per annum, net of Philippine withholding tax payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares. We are not permitted to prepay the note in whole or in part. The note is exchangeable by Merrill Lynch LLC at any time into our common stock at a price of $1.15 per share. The initial exchange price was $1.47 per share, but was reduced to $1.15 per share due to the fact that we did not meet certain performance targets for the third and fourth quarters of 2003 as provided for in the note. If, at any time after July 3, 2006, our publicly-traded ADS (i) shall have traded at an average closing price of at least $3.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADS, for such period was equal to at least 33.33% of the number of shares into which the note is exchangeable, we may then notify Merrill Lynch LLC of our intent to redeem the note. The note will then be redeemed unless Merrill Lynch LLC exercises its right to exchange or assign the note. The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to ON and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note.

On June 2, 2005, PSi Technologies, Inc., our principal operating subsidiary, issued to a Merrill Lynch LLC a $7.0 million 4-year exchangeable senior subordinated note. We intend to use the proceeds of the note to partially finance capital expenditures related to the introduction of our Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes” for a summary of terms. The exchangeable note accrues interest at a rate of 10% per annum, net of Philippine withholding tax, and payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares. We are not permitted to prepay the note in whole or in part. The note will be exchangeable by Merrill Lynch LLC at any time into our common stock at a price of $1.00 per share. The note exercise price may be further reduced to $0.90 per share or $0.80 per share, in the event we do not meet certain performance targets for the fourth quarter of 2005 and first quarter of 2006 as provided for in the note. If, at any time after three years from issuance, our publicly-traded ADS (i) shall have traded at an average closing price of at least $2.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADS, for such period was equal to at least 33.33% of the number of shares into which the note is exchangeable, then we may notify Merrill Lynch LLC that we intend to redeem the note. The note will then be redeemed unless Merrill Lynch exercises its right to exchange or assign the note. The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to the following: RZB-Austria through a Revolving Facility Agreement dated September 24, 2003, KBC Bank N.V. — Philippine Branch through a Short-term Advances Credit Facility dated September 30, 2004 and LC/TR Credit Facility dated October 30, 2002, Metropolitan Bank and Trust Company through an Import LC/TR Credit Facility, Bank of Commerce through an Import LC/TR Credit Facility dated April 16, 2003 and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note. The note is presented net of discount of $0.4 million in the consolidated balance sheet as of December 31, 2005.

The issuance of 2005 Note also triggered the anti-dilution adjustment. This resulted to a conversion reset of the 2003 Note from the lowest exercise price, which was already set at $1.15 ( since the EBITDA target for the three months ended December 31, 2003 was not met), to $1.06. This resulted to an additional embedded beneficial conversion feature on the 2003 Note amounting to $606,282.

As of December 31, 2005 and 2004, the Exchangeable Notes have a carrying amount of $2.5 million (net of debt discount of $9.3 million) and $1.5 million (net of debt discount of $2.5 million), respectively. Upon redemption or conversion of the Exchangeable Notes prior to June 1, 2008 (for the 2003 Note) and June 1, 2009 (for the 2005 Note), any remaining unamortized discount will be charged to operations in the year of redemption or conversion. The embedded beneficial conversion feature recognized as additional paid-in capital amounted to $7.0 million for the 2005 Note and $2.8 million (inclusive of the adjustment to the embedded beneficial conversion of $606,282 resulting from the anti-dilution adjustment triggered by the issuance of the 2005 Note) for 2003 Note as of December 31, 2005.

In 2005, 2004 and 2003, the Company recognized debt discount amortization of $0.8 million, $0.7 million and $0.1 million, respectively, and these are presented as part of “Interest and bank charges” account in the consolidated statements of operations.

On December 31, 2005 in accordance with the terms of Exchangeable Notes, PSi Technologies formally informed Merrill Lynch that the outstanding accrued interest on the Exchangeable Notes as of said date amounting to $0.8 million will not be settled through payment but was converted to principal amount of the Exchangeable Notes.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of December 31, 2005, our directors and executive officers were as follows:

Name	Age	Position
Directors
Arthur J. Young, Jr. (1)	49	Director and Chairman of the Board
Mandakini Puri	46	Director
Brian A. Renaud (1)(2)	42	Director
Gordon J. Stevenson (3)	53	Director
Ramon R. del Rosario, Jr. (4)	61	Director
Roberto F. de Ocampo (4)(5)	60	Director
Romeo L. Bernardo (4)	51	Director
Patchara Samalapa (6)(2)	35	Director
Kuppusamy Kanapathi (7)	55	Director

Executive officers
Arthur J. Young, Jr.	49	President & Chief Executive Officer
Gordon J. Stevenson	53	Executive Vice President & Chief Operating Officer
Thelma G. Oribello	40	Chief Financial Officer & Treasurer
Helen G. Tiu	45	Corporate Secretary
Hernanie S. Torres	45	Managing Director, Taguig Facility
Gil Setijono Gilarsi	44	Director for Business Development, Vice President for
		Quality, and Managing Director, Laguna Facility
Hilario Romil A. Acosta Jr.	36	Director for Supply Chain
Jeffrey John B. Dela Cerna	35	Director for Human Resources Development

(1)	Member of the Compensation Committee
(2)	Member of the Budget Committee
(3)	Elected September 2005 replacing William John Meder
(4)	Member of the Audit Committee
(5)	Chairman of the Audit Committee
(6)	Elected April 2004 replacing Sung Ming Cho of Merrill Lynch. Mr. Samalapa qualified for board membership in accordance with the Corporation Code of the Philippines on October 22, 2004.
(7)	Elected September 2005 to replace Joseph Madrid. Mr. Kuppusamy Kanapathi has not yet qualified himself for board membership as required by the Corporation Code of the Philippines.

Since the last annual stockholders’ meeting and through June 2006, the board of directors held three (3) meetings. The average attendance by directors at board of directors’ meetings they were scheduled to attend was 91.67%.

The members of the board of directors listed above were elected to the board during the annual stockholders’ meeting on September 22, 2005.

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

Gordon J. Stevenson—Mr. Stevenson is our Chief Operating Officer and Executive Vice President. He is an accomplished operations and turnaround specialist with over 30 years experience in the semiconductor and manufacturing industries at companies such as GI Microelectronics and Royal Philips Electronics.

Kuppusamy Kanapathi—Mr. Kanapathi has 32 years experience in semiconductor operations. Prior to his retirement in 2004, he was President and Resident Director of ASE in Malaysia where he was responsible for ASE’s factories in Malaysia, Korea and Singapore. Twenty years of his career were with Motorola, where he started as a manufacturing supervisor and eventually held various management positions in four different plant locations, including Vice President and Director of Sector Manufacturing, Asia for Motorola Semiconductor Products Sector (SPS), Vice President and General Manager for Motorola Malaysia Sdn. Bhd., Vice President and Assistant Director for Manufacturing for Motorola SPS in the U.S. and Vice President and General Manager for Motorola de Mexico. Mr. Kanapathi has an MBA from the University of East Asia in Malaysia, Doctor of Business Administration degree from Southern Cross University in Australia and has completed the academic requirements for a Ph.D. in Management from Adamson University in Manila.

Ramon R. del Rosario, Jr.—Mr. del Rosario is President of Philippine Investment- Management (PHINMA) Inc., and Chairman and CEO of AB Capital and Investment Corporation. He is a director of Ayala Land, Inc., Bacnotan Consolidated Industries, Inc., Roxas Holdings, Inc. and other major publicly-listed and privately-owned companies in the Philippines. He served as Secretary of Finance of the Republic of the Philippines from 1992 to 1993 and was Executive Vice President and Chief Financial Officer of San Miguel Corporation from 1986 to 1989. Mr. del Rosario received his bachelors degree in Accounting and Social Science from De La Salle College in Manila (magna cum laude) and an MBA from Harvard University.

Roberto F. de Ocampo, Ph.D.—Dr. de Ocampo is the immediate past President of the Asian Institute of Management (AIM), one of the leading international business and management graduate schools based in Manila. He is currently a member of the AIM Board of Trustees and is Chairman of the Board of Advisors of the AIM-RFO Center for Public Finance and Regional Economic Cooperation. He served as Secretary of Finance of the Republic of the Philippines from 1994 to 1998 during the presidency of Fidel V. Ramos, and was previously Chairman and Chief Executive Officer of the Development Bank of the Philippines during the presidency of Cory Aquino. Dr. de Ocampo graduated from De La Salle College and Ateneo University in Manila, received an MBA from the University of Michigan, holds a post-graduate diploma from the London School of Economics, and has four doctorate degrees (Honoris Causa). He is the recipient of many international awards including Finance Minister of the Year, Philippine Legion of Honor, ADFIAP Man of the Year, Chevalier of the Legion of Honor of France, and the 2006 Asian HRD Award for Outstanding Contribution to Society.

Romeo L. Bernardo—Mr. Bernardo is President of Lazaro Bernardo Tiu & Associates, Inc., a financial advisory firm. Mr. Bernardo currently sits on the Board of Directors of Globe Telecom, Bank of the Philippine

Islands, RFM Corporation, PHINMA, Ayala Life Assurance, Philippine Institute for Development Studies (PIDS) Inc., and is Chairman of Ayala Life Fixed Income Fund, . Mr. Bernardo was an alternate director of the Asian Development Bank from 1997 to 1998 and Finance Undersecretary for International Finance, Privatization & Treasury Operations of the Department of Finance of the Republic of the Philippines from 1990 to 1996. Mr. Bernardo received a Bachelor of Science degree in Business Economics from the University of the Philippines and a Masters in Development Economics degree from Williams College.

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

Helen G. Tiu—Ms. Tiu is the Corporate Secretary of PSi Technologies Holdings, Inc. and its subsidiaries of Aboitiz Transport System (ATSC) Corporation and of several other Philippine companies. She is a Managing Director of Lazaro Bernardo Tiu & Associates, Inc., a consultancy firm, and practices law at H.G. Tiu Law Offices. Ms. Tiu was a partner at SGV & Co from 1994 to 1996, Head Executive Assistant at the Office of the Secretary, Department of Energy in the Philippines from 1993 to 1994, and a director of Petron Corporation from 1993 to 1994 and of Goodyear Corporation in 1994. She is a certified public accountant and a member of the Philippine Bar. She received a Bachelor of Science in Business Administration and Accountancy (cum laude), a Bachelor of Laws from the University of the Philippines and a Master of Laws degree from Harvard University.

Additional Executive Officers of PSi Technologies, Inc.

The following sets out biographical information for additional executive officers of our principal operating subsidiary, PSi Technologies.

Gil Setijono Gilarsi—Mr. Gilarsi is our Vice President for Quality and Chief of Manufacturing for Laguna Plant Operations. He joined us in April 2005. Mr. Gilarsi has 20 years experience in many different areas of operations and general management. Prior to joining PSi, he was the Deputy General Manager of Philips Plant in Surabaya, Indonesia – one of the largest and the most complex lighting plants worldwide. His last role with Philips was Business Excellence Director of Philips Lighting Electronics ASIA PACIFIC. Mr. Gilarsi received a Bachelor of Science degree in chemical engineering from Bandung Institute of Technology (ITB), Indonesia.

Hernanie S. Torres—Mr. Torres is our Managing Director for Taguig Operations. He joined us in March 2005 as Manufacturing Director and was appointed to his present position in September 2005. Mr. Torres has over 17 years of experience in the semiconductor industry. Prior to joining the company, he was the Operations Director of International Rectifier, External Assembly Operations and also worked with several other companies, including Advanced Semiconductor Engineering, Malaysia, Amkor Technology Philippines, Inc. and Integrated Microelectronics, Inc. Mr. Torres received his Bachelor of Science degree in Electronics and Communication Engineering from Mapua Institute of Technology in Manila and earned MBA units from De La Salle University in Manila.

Hilario Romil A. Acosta Jr.—Mr. Acosta is our Director for Supply Chain. He joined us in March 2006. Mr. Acosta has 15 years of experience in different areas of supply chain management. Before joining PSi, he was the head for Strategic Procurement and Traffic of Globe Telecoms, Inc. He also worked in various areas in Supply Chain for companies such as Bayan Trade, Caltex Phils., Zuellig Pharma Corp., Dutch Boy Phils.,Inc.and Coca-Cola Bottlers Phils. Mr. Acosta is certified as a Certified Purchasing Manager (CPM) by the Institute for Supply Management (ISM) in the U.S. He holds a Bachelor of Science in Chemical Engineering from Far Eastern University and an MBA from De la Salle University in Manila.

Jeffrey John B. de la Cerna—Mr. de la Cerna is our Director for Human Resources Development and Adminstration. He joined us in April 2006. Mr. de la Cerna has 11 years of experience in the human resources field, 9 years of which have been with semiconductor companies. Before joining PSi, he was the Department Manager of HR/OD-Training of Amkor Technologies, Inc. and Corporate Head of HR/OD Training of Integrated Microelectronics, Inc. Mr. de la Cerna received a Bachelor of Science in Psychology from the University of Sto. Tomas, Manila.

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

B. Compensation

We paid an aggregate amount of $57,250 to members of our board of directors as reimbursement for costs and expenses incurred in connection with attending meetings of the board of directors and its committees in 2005. In addition to such amounts, we paid William J. Meder, one of our former directors who resigned in 2005, $56,534 in 2005 for his services as a consultant, advisor and Executive Director to our manufacturing operations and China activities. See “Item 7—Major Shareholders and Related Party Transactions—Agreement with William J. Meder.”

We paid an aggregate amount of $1,388,776 in compensation to our top 11 officers in 2005. We provide daily transportation to and from work to these executives and housing for the Managing Director of our Laguna facility. We did not pay any bonus to our executive officers and directors in 2005.

In December 2003, we hired a Managing Director for our China facility and are committed in the future to pay such Managing Director a total of $164,077 in the form of bonuses and allowances plus a share in the profit of China facility if and when it becomes profitable. In June 2005, the Managing Director of PSi Chengdu resigned from the company.

In July 2005, we hired a Chief Operating Officer and are committed in the future to pay such COO a minimum of $300,000 in the form of bonuses and 500,000 options.

On February 2, 2005, we issued 121,000 options to purchase shares of our common stock to 24 of our executives and officers at an exercise price of $3.25 per share. We are likewise committed to issue an additional 500,000 shares to our Chief Operating Officer subject to certain terms. The vesting period and term of those options are consistent with the terms of our stock option plan as described in “Item 6—Share Ownership—PSi Stock Option Plan.” Outstanding loans made by the Company to key executives declined from $4,488 as of December 31, 2004 to $ 0 as of December 31, 2005. These loans were granted prior to July 30, 2002 and have been fully paid as of December 31, 2005.

Non-executive directors receive per diem compensation for their attendance at each board meeting. Directors are reimbursed for reasonable expenses incurred for attendance of meetings of the board and its committees. Directors may also receive additional compensation for serving on board committees and/or performing additional or special duties at the request of the Board.

We have a defined benefit retirement plan that covers all of our officers and full-time employees in the Philippines. Retirement costs are based on amounts computed by an independent actuary. As of December 31, 2005, the fair value of the retirement plan assets amounted to $39,859.

C. Board Practices

The following table sets forth the term of office for the members of our board of directors as of December 31, 2005.

Name	Commencement of First Term	Expiration of Current Term
Arthur J. Young, Jr.	December 1999	October 2006
Mandakini Puri	October 2001	October 2006
Brian A. Renaud	December 1999	October 2006
Gordon J. Stevenson	September 2005	October 2006
Patchara Samalapa	April 2004	October 2006
Kuppusamy Kanapathi	not commenced	October 2006
Ramon R. del Rosario, Jr.	February 2000	October 2006
Roberto F. de Ocampo	March 2000	October 2006
Romeo L. Bernardo	February 2000	October 2006

We do not have directors’ service contracts or other agreements that provide for benefits on termination of employment.

Committees of Our Board of Directors

Our board of directors has an audit committee, a budget committee and a compensation committee.

The audit committee is responsible for (1) selecting and engaging, on our behalf, independent auditors to audit our annual consolidated financial statements, (2) reviewing and approving the planned scope and results of our annual audit, (3) approving the non-audit services provided by our independent auditors, and (4) reviewing our internal controls and financial reporting process. We have three independent directors on the audit committee. As of December 31, 2005, Messrs. del Rosario, de Ocampo and Bernardo served on the audit committee, with Mr. de Ocampo as Chairman.

In response to the corporate governance reforms dictated by the Sarbanes-Oxley Act of 2002, our board of directors adopted the current audit committee charter on April 23, 2003. The audit committee charter sets forth the enhanced responsibilities of the audit committee relating to oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the qualifications and independence of our independent auditors, and (4) the performance of our internal audit function.

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

The budget committee is responsible for (1) reviewing and recommending to the board of directors for approval of PSi’s operating budget, (2) comparing the budget to actual performance, (3) reviewing past capital expenditure decisions relative to expected versus actual performance, and (4) approving specific capital expenditures projects and requests. As of December 31, 2005, the members of the budget committee are Messrs. Brian Renaud and Patchara Samalapa.

The compensation committee is responsible for establishing remuneration levels for some of our officers and performs certain functions under our employee benefit programs. As of December 31, 2005, the members of the compensation committee are Mr. Arthur J. Young, Jr. and Mr. Brian Renaud.

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

D. Employees

We actively recruit to attract the highest quality personnel in our region. Our employees are not covered by any collective bargaining arrangements. We believe that our relationship with our employees is good. The following table sets forth the total number of employees as well as a breakdown by region:

Headcount	Taguig	Laguna	China	Total
Operations	1,254	481	434	2,169
Engineering	346	157	19	522
Quality	271	65	67	403
Sales/ Marketing/ Customer Service	17	0	0	17
General, Administrative/ Executive and Non-Operations	208	48	53	309

TOTAL	2,096	751	573	3,420

In relation to our initiatives to improve the productivity and efficiency of our manufacturing operations, we reduced our Philippine headcount by 373 personnel, from 3,220 to 2,847. Our China headcount increased by 220 personnel from 353 to 573. We anticipate to increase our Philippine headcount due to increase in sales volume in our Taguig and Laguna facility while reducing our Chengdu facility to zero because of the closure of operations effective April 30, 2006.

E. Share Ownership

The following table sets forth the number of shares and options owned by our directors, officers and members of management. Our Chairman, President and Chief Executive Officer, Mr. Arthur J. Young, Jr. owns, directly and indirectly, 164,907 shares or 1.24% of our shares. The following directors and officers also own shares of the Company or options on such shares as of December 31, 2005:

Name	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares	Number of Common Shares Underlying Stock Options	Exercise Price		Expiration Date (2)
Arthur J. Young Jr. (1)	164,907	1.24%	457,600 40,000	$ $	13.30 3.25
Brian Renaud (1)	1
Mandakini Puri (1)	1
Patchara Samalapa (1)	1
Ramon R. del Rosario, Jr.	1
Romeo L. Bernardo	1
Roberto F. de Ocampo	1
Gordon Stevenson	1		500,000		$3.00
Kuppusamy Kanapathi	0
Thelma G. Oribello			25,000 5,000	$ $	13.30 3.25
Chato C. Montemayor			5,000		$3.25

*	These individuals beneficially own less than 1% of the Company’s issued and outstanding shares.
(1)	These individuals are employees and or nominees of Merrill Lynch, our controlling shareholder. See “Item 7—Major Shareholder and Related Party Transactions” regarding Merrill Lynch’s share ownership.
(2)	Pursuant to our stock option plan, options expire no later than three years after they vest and have a maximum term of ten years.

PSi Stock Option Plan

Pursuant to our stock option plan, options may be granted to certain of our directors, officers and employees for the purchase of up to an aggregate of 741,162 common shares. As of December 31, 2005, there were 987,513 options outstanding, an increase of 331,853 options from 655,660 options outstanding as of the end of December 31, 2004.

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

A. Major Shareholders

The following table describes the beneficial ownership of our common shares as of May 29, 2006, based on an aggregate of 13,289,525 common shares outstanding as of such date, by each person who is the beneficial owner of 5% or more of our capital stock.

Holders	Number of Common Shares Beneficially Owned	Percentage Beneficially Owned
Merrill Lynch Global Emerging Markets Partners, L.P. (1)	7,141,624	53.7%
NJI No. 2 Investment Fund (2)	1,955,741	14.7%
Austin W. Marxe and David M. Greenhouse (3)	1,648,375	12.4%
Wasatch Advisors, Inc. (4)	1,172,220	8.8%

(1)	Merrill Lynch Global Emerging Markets Partners, L.P. is a private investment fund.
(2)	Greathill Pte. Ltd. is a wholly owned subsidiary of NJI No. 2 Investment Fund, a private investment fund in members’ voluntary liquidation.
(3)	Austin W. Marxe and David M. Greenhouse are the controlling principals of AWM Investment Company, Inc. (“AWM”). AWM serves as the general partner of MGP Advisers Limited Partnership (“MGP”), the general partner of and investment adviser to Special Situations Cayman Fund L.P. (“Cayman”), Special Situations Fund III, L.P. (“SSF3”) and Special Situations Fund III QP, L.P. (“SSFQP”). Cayman owns 406,700 of the Company’s ADS, while SSF3 owns 100,068 of the Company’s ADS, and SSFQP owns 1,141,607 of the Company’s ADS. Based on February 15, 2006 US SEC Form 13G/A Filing.
(4)	Wasatch Advisors, Inc. is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 who owns shares through the Company’s ADS. Based on February 14, 2005 US SEC Form 13G/A Filing. There is no record of Wasatch Advisors, Inc. having filed a US SEC Form 13 G/A since February 14, 2005.

On May 2001, Merrill Lynch increased its ownership in the Company by acquiring 4,580,910 shares from RFM Corporation, representing approximately 34% of our then outstanding common stock. Merrill Lynch currently owns 7,141,624 shares representing an ownership of 53.7%. Pursuant to the terms of the exchangeable senior subordinated note issued to Merrill Lynch LLC in July 2003, Merrill Lynch’s and its affiliate’s ( together, the ML Group) equity stake in the Company, on an as exchanged basis, would increase to 63.3% or by an additional 3,478,261 shares. The issuance of the exchangeable senior subordinated note to Merrill Lynch LLC in June 2005 at a net consideration price less than the current market price as defined in the Exchange Agreement dated July 3, 2003, will, upon issuance, result in an additional 291,482 shares issuable to Merrill Lynch under the 2003 Note, increasing the ML Group ‘s equity stake in the Company, on an as exchanged basis, to 64.0%. Pursuant to the terms of the 2005 Note, Merrill Lynch’s equity stake in the Company, on an as exchanged basis at a Note Exercise Price of $1.00 per share, would increase to 74.4% or by an additional 7,000,000 shares. The number of shares into which the 2005 Note is exchangeable is subject to further change under the following conditions as provided in the Exchange Agreement:

1. if our Defined EBITDA1 for the three-month period ending December 31, 2005 is less than $5.5 million, then the Note Exercise Price shall be reduced to $0.90 per share. ML Group’s stake in the Company, on an as exchanged basis would increase to 75.2% or by an additional 7,777,778 shares; and

2. if our Defined EBITDA1 for the three-month period ending March 31, 2006 is less than $6.7 million, then the Note Exercise Price shall be reduced to (A) $0.80 per share, if the Note Exercise Price was reduced pursuant to clause (1) above and, (B) $0.90 per share, if the Note Exercise Price was not reduced pursuant to clause (1) above. If the Note Exercise Price were reduced to $0.80 per share, ML Group’s stake in the Company, on an as exchanged basis would increase to 76.2% or by an additional 8,750,000 shares.

The EBITDA for the three-month periods ended December 31, 2005 and is less than $5.5 million. (Note: The Ebitda for the three month ended March 31, 2006 is less than $6.7 million ) . As of December 31, 2005, the Exchangeable Note exercise price was reduced to $0.8 per share.

As of February 2006, Austin W. Marxe and David M. Greenhouse had decreased their ownership in the company from 1,673,100 shares to 1,648,375 shares. As of February 2005, Wasatch Advisors, Inc. maintained its ownership in the Company at 1,172,220 shares. The above information is based on US SEC Form 13G/A Filings of Austin W. Marxe and David M. Greenhouse and Wasatch Advisors, Inc.

Except as provided for in the Shareholders’ Agreement and Merrill Lynch LLC’s Exchangeable Senior Subordinated Note, the Company’s major shareholders do not have different voting rights than the Company’s other shareholders. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” for a discussion of the terms of the Shareholders Agreement and Merrill Lynch LLC’s Exchangeable Senior Subordinated Note.

The Company’s eight Filipino shareholders own a total of 2,255 shares of the Company. Foreign nationals own the balance of 13,287,270 shares.

The Company is effectively controlled by Merrill Lynch Global Emerging Markets Partners, L.P (Merrill Lynch). Merrill Lynch owns approximately 53.7% (subject to increase as discussed herein), as of December 31, 2005, of the common shares and controls the same percentage of the voting power of the Company.

We are not aware of any arrangement that may at a subsequent date result in a change of control of us.

B. Related Party Transactions

Shareholders’ Agreement and Registration Rights Agreement

Shareholders’ Agreement. On May 29, 2001, we, our principal operating subsidiary, PSi Technologies, Inc., Merrill Lynch, JAFCO Investment (Asia Pacific) Ltd. (which we call JAFCO), acting as Investment Manager of NJI No. 2 Investment Fund, and Arthur Young, Jr. entered into a Shareholders’ Agreement relating to their ownership, transfer and voting of our common shares. Under the Shareholders’ Agreement, all common shares owned by Merrill Lynch, JAFCO and Arthur Young, Jr. are subject to resale restrictions. Under certain circumstances, each of Merrill Lynch and JAFCO has a right of first refusal to purchase (except in the case of permitted transfers such as transfers to an affiliate), and a tag-along right to sell, when JAFCO or Merrill Lynch, as the case may be, elects to transfer its shares. On July 18, 2005, NJI No. 2 Investment Fund (in members’

[1]	EBITDA (henceforth referred to as “Defined EBITDA”) , as defined in the Exchange Agreement, refers to earnings before interest expense, income taxes, depreciation and amortization, gain/loss realized in connection with the sale of any assets or disposition of any securities, other than those included in cash flow from operations, extraordinary or non-recurring gain/loss and non-cash extraordinary gain/loss.

voluntary liquidation) transferred to its wholly owned subsidiary, Greathill Pte. Ltd. (Greathill), a Singaporean company, all of its 1,955,741 shares of the company. Furthermore, on December 28, 2005, JAFCO, acting as investment manager of NJI No. 2 Investment Fund (in members’ voluntary liquidation) and Greathill signed a Deed of Adherence and Assumption under which JAFCO acting as investment manager of NJI No. 2 Investment Fund (in members’ voluntary liquidation) assigned to Greathill, and Greathill accepted and assumed, all of JAFCO’s rights, benefits and interest as well as burdens, obligations and liabilities under the Shareholders’ Agreement and the Registration Rights Agreement.

As a result of its shareholdings, and in accordance with the Shareholders’ Agreement, Merrill Lynch may appoint and remove a majority of our board of directors and the board of directors of our principal operating subsidiary, PSi Technologies, Inc. Our board consists of nine directors. Merrill Lynch and JAFCO have agreed, subject to certain conditions, that they will vote to ensure that our board of directors will be comprised of:

•	five directors nominated by Merrill Lynch, if requested (currently Ms. Puri, Mr. Renaud, Mr. Kanapathi and Mr. Samalapa serve as the Merrill Lynch nominees);

•	one director nominated by JAFCO, if requested (currently JAFCO has no nominees serving on the board of directors); and

•	three independent directors as defined under the Nasdaq Rules.

We and our subsidiaries have agreed to indemnify and hold harmless each member of our board of directors and each member of our subsidiaries’ board of directors to the fullest extent permitted under applicable law.

As a result of their shareholdings and related rights to representation on our board, Merrill Lynch and JAFCO’s successor-in-interest, Greathill may prevent us from taking certain actions as set forth in the shareholders’ agreement. See “Item 10—Additional Information—Articles of Incorporation and By-laws—Matters Requiring Shareholder Approval”. As of the date of this annual report, purchasers of our ADSs owned in the aggregate 30.29% of our share capital. You may not be in a position to exercise any significant control or influence over the business and affairs of our company or any of our subsidiaries. In addition, without the consent of Merrill Lynch and JAFCO, acting through directors nominated by them or through their vote as shareholders, no amendments to any of our organizational documents or those of our subsidiaries may be made nor may we sell all or part of our shares or material assets or those of our subsidiaries.

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

Registration Rights Agreement. We, Merrill Lynch and JAFCO are party to an agreement dated May 29, 2001, that grants Merrill Lynch and JAFCO certain registration rights. Each of Merrill Lynch and JAFCO’s successor-in-interest, Greathill has an option to cause us to effect up to three registrations of the shares owned by it, its affiliates and transferees. If one party exercises its registration rights, the other parties having registration rights may elect to include their shares in the registered offering. The registration rights agreement also provides that if we register any equity securities for a primary or secondary offering, we must permit each of Merrill Lynch and JAFCO’s successor-in-interest, Greathill, and anyone to whom they have transferred shares in a private placement, to include their shares in the offering.

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

Additional Undertakings. We have agreed to comply with other covenants set forth in the shareholders’ agreement and the registration rights agreement. Among other things, we have agreed to indemnify, hold harmless against and pay on behalf of or reimburse any losses which Merrill Lynch or JAFCO’s successor-in-interest, Greathill may suffer or become subject to as a result of breaches by us of the agreements, misrepresentations by us, or causes of action arising out of or in connection with our operations.

The Merrill Lynch Exchangeable Notes

We issued to Merrill Lynch LLC, an affiliate of Merrill Lynch, exchangeable senior subordinated notes in July 2003 and June 2005, respectively.

July 2003 Note

In 2003, management approached our majority shareholder, Merrill Lynch about a possible capital infusion. On June 25, 2003, our shareholders approved the transaction at a special meeting of our shareholders. The audit committee of our board of directors, comprised of three non-management, independent directors not affiliated with Merrill Lynch, negotiated and approved the terms of the note. On July 3, 2003, we issued to a Merrill Lynch affiliate a $4 million exchangeable senior subordinated note.

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

We are not permitted to prepay the note in whole or in part. Merrill Lynch LLC may exchange the note at any time for our common shares at a price of $1.15 per share, for up to 3,478,261 of our common shares. The initial exchange price was $1.47 per share, which was reduced due to the fact that we did not meet certain performance targets for the third and fourth quarters of 2003 as provided for in the note. If at any time after July 3, 2006, our publicly-traded ADSs (i) trade at an average closing price of at least $3.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADSs for such period is equal to at least 33.33% of the number of shares into which the note is exchangeable, then we may notify Merrill Lynch LLC that we desire to redeem the note.

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

Under the term of the note, we may not take certain actions without the prior written consent of Merrill Lynch LLC, including but not limited to:

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

We have also agreed to comply with other covenants set forth in the note and the related exchange and purchase agreements. Among other things, we have agreed to indemnify Merrill Lynch LLC and its related parties for losses caused by any breach of the representations and warranties provided by us, and to deliver to Merrill Lynch LLC certain financial statements, reports and notices and any other such information reasonably requested by Merrill Lynch.

June 2005 Note

In light of our need for cash resources, management approached our majority shareholder, Merrill Lynch, about a possible capital infusion. The Audit Committee of our Board of Directors, comprised of three non-management, independent directors not affiliated with Merrill Lynch, negotiated and approved the terms of the note. On June 2, 2005, our Board of Directors approved the transaction, and we issued to a Merrill Lynch LLC, affiliate a $7.0 million exchangeable senior subordinated note. No stockholder’ approval was secured for the June 2005 Note, consistent with Philippine Law and NASD Marketplace Rule 4350(a)(1), where Foreign Private Issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of Rule 4350.

The proceeds of the note was used for the repayment of due and outstanding suppliers’ credits and capital expenditures payables, which cannot be paid out of current cash flows or from available lines of credit, and to partially finance capital expenditures of ours and our subsidiaries and affiliates. The note was issued by PSi Technologies, Inc., our principal operating subsidiary, and matures on June 1, 2009. The note accrues interest at a rate of 10% per annum, net of Philippine withholding tax, payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares.

We are not permitted to prepay the note in whole or in part. Merrill Lynch LLC may exchange the note at any time for our common shares at a price of $1.00 per share, for up to 7,000,000 of our common shares. The number of shares for which the Note is exchangeable and consequently ML Group’s equity stake in the Company, is subject to further change under the following conditions as provided in the Exchange Agreement:

1. if our Defined EBITDA for the three-month period ending December 31, 2005 is less than $5.5 million, then the Note Exercise Price shall be reduced to $0.90 per share. ML Group’s stake in us, on an as exchanged basis would increase to 75.2% or by an additional 7,777,778 shares above the 17,059,268 shares on a fully diluted basis assuming the exchange of note to shares pursuant to the terms of the July 2003 note; and

2. if our Defined EBITDA for the three-month period ending March 31, 2006 is less than $6.7 million, then the Note Exercise Price shall be reduced to (A) $0.80 per share, if the Note Exercise Price was reduced pursuant to clause (1) above and, (B) $0.90 per share, if the Note Exercise Price was not reduced pursuant to clause (1) above. If the Note Exercise Price were reduced to $0.80 per share, ML Group’s stake in us, on an as exchanged basis would increase to 76.2% or by an additional 8,750,000 shares above the 17,059,268 shares on a fully diluted basis assuming the exchange of note to shares pursuant to the terms of the July 2003 note.

The EBITDA for the three-month periods ended December 31, 2005 is less than $5.5 million. ( Note: The Ebitda for the three month ended March 31, 2006 is less than $6.7 million). As of December 31, 2005, the Exchangeable Note exercise price was reduced to $0.8 per share.

If interest on the exchangeable note is paid in the form of common shares, ML Group’s equity stake in us could further increase.

If at any time after June 2, 2008, (i) our publicly-traded ADSs trade at an average closing price of at least $2.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADSs for such period is equal to at least 33.33% of the number of shares into which the note is exchangeable, then we may notify Merrill Lynch LLC that we desire to redeem the note.

The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to Raiffeisen Zentralbank Osterreich AG (RZB-Austria) through a Revolving Facility Agreement dated September 24, 2002, KBC Bank N.V.—Philippine Branch through a Short-term Advances Credit Facility dated September 30, 2004 and LC/TR Credit Facility dated October 30, 2002, Metropolitan Bank and Trust Company through an Import LC/TR Credit Facility, Bank of Commerce through an Import LC/TR Credit Facility dated April 16, 2003 and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note.

Under the term of the note, we may not take certain actions without the prior written consent of Merrill Lynch LLC, including but not limited to:

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

We have also agreed to comply with other covenants set forth in the note and the related exchange and purchase agreements. Among other things, we have agreed to indemnify Merrill Lynch LLC and its related parties for losses caused by any breach of the representations and warranties provided by us, and to deliver to Merrill Lynch LLC certain financial statements, reports and notices and any other such information reasonably requested by Merrill Lynch LLC.

Agreement with William J. Meder through Firebird Consulting Group LLC

On August 9, 1999 we entered into a consulting agreement with William J. Meder through Firebird Consulting Group LLC, pursuant to which Mr. Meder acts as a consultant and advisor in connection with providing recommendations on operations excellence, growth investments particularly related to expansion into new countries, and conducting site analysis, at a fee equal to the lesser of (i) one thousand ($1,000) U.S. dollars per day or (ii) two hundred ($200) U.S. dollars per hour for the performance of responsibilities. The term of the consulting agreement is for a period of one (1) year, renewable annually by mutual agreement and may be terminated upon a 30-day prior written notice to the other party. On June 26, 2002, Mr. Meder was elected to the board of directors, and his consultancy agreement was concurrently amended, with the Company agreeing to guarantee Mr. Meder a minimum of three (3) days of consultancy work, in conjunction with each board meeting, in the following areas, among others: 1) the company’s M&A projects in China or in other overseas locations; 2) the formulation of our business strategies; 3) the conduct of performance reviews; and 4) the review of our manufacturing operations and package development initiatives. We also pay for all of Mr. Meder’s travel and hotel expenses while performing consultancy services. On January 15, 2004, Mr. Meder was appointed as the Executive Director of PSi Technologies Chengdu Co. Ltd. On September 1, 2005, Mr. Meder resigned from all his positions with us and his consulting agreement was also terminated on this date. We paid Mr. Meder a total of $56,534 in 2005.

Kanapathi Agreement

On September 13, 2004 we entered into a consulting agreement with K. Kanapathi, pursuant to which Mr. Kanapathi acts as a consultant and advisor in connection with providing recommendations to increase gross profit margin via the achievement of operational indices, at a fee equal to six hundred ($600) U.S. dollars per day. A performance bonus of $20,000 was to be provided if performance metrics (specifically gross profit margin of 11% was met by the fourth quarter of 2004 for our Taguig Facility, which was not met. The term of the consulting agreement commenced on September 13, 2004 and may be terminated upon a 30-day prior written notice to the other party. This contract was terminated on July 31, 2005. We paid Mr. Kanapathi a total of $35,200 for these services in 2005.

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

The Court granted preliminary approval of the settlement on February 15, 2005, subject to certain modifications. On August 31, 2005, the Court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The Court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. A settlement fairness hearing was held on April 24, 2006, however no ruling has been issued yet by the Court. Following the hearing, if the Court determines that the settlement is fair to the class members, the settlement will be approved.

Manila Electric Company Litigation

On November 19, 2003, we filed an injunction complaint against Manila Electric Company (Meralco) to enjoin it from disconnecting its supply of electric service on account of a billing discrepancy in the amount of 21.2 million Philippine Pesos ($0.4 million) reckoned from April 1, 1998 to July 12, 2002. The billing discrepancy resulted from a defective meter installation by Meralco. Claiming negligence on the part of Meralco, we refused to pay the full amount and offered settlement of 2 million Philippine Pesos ($36,000). Meralco insisted on full payment, and we subsequently filed the complaint. On December 17, 2003, the court granted our application for the issuance of a writ of preliminary injunction and approved the injunction bond. Meralco has filed its answer to the complaint. As of July 31, 2006, the case is pending pre-trial after referral of the case for mediation proved fruitless. We do not believe that the ultimate outcome of these proceedings will have a material adverse effect on our overall financial position or results of operations.

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

A. Offer and Listing Details

The following table sets forth, for the period indicated, the high and low sale prices per ADS since trading on March 16, 2000, as furnished by The Nasdaq National Market and the Nasdaq Capital Market, or Nasdaq. The initial public offering price of our ADSs was $16.00 per ADS.

Annual high and low market prices

Year	High (date)	Low (date)

2001	$10.25 (on May 8)	$3.87 (on September 20)

2002	$9.38 (on January 2)	$0.89 (on October 7)

2003	$3.66 (on November 3)	$0.97 (on April 22)

2004	$5.62 (on March 4)	$1.55 (on November 8)

2005	$ 2.63 (on May 24)	$0.46 (on December 27)

Quarterly high and low market prices
Quarter	High (date)	Low (date)

Q1 2004	$5.62 (on March 4)	$1.94 (on January 2)

Q2 2004	$5.15 (on April 5)	$2.99 (on May 11)

Q3 2004	$3.51 (on July 12)	$1.80 (on August 16)

Q4 2004	$2.48 (on December 22)	$1.55 (on November 8)

Q1 2005	$2.07 (on January 3)	$1.06 (on March 23)

Q2 2005	$2.63 (on May 24)	$0.93 (on May 5 and May 9)

Q3 2005	$1.40 (on August 2)	$0.98 (on September 30)

Q4 2005	$1.28 (on October 11)	$0.46 (on December 27)

Q1 2006	$0.84 (on February 21)	$0.60 (on February 27)

Monthly high and low market prices
Month	High (date)	Low (date)

January 2005	$2.07 (on January 3)	$1.63 (on January 20 and 24)

February 2005	$1.90 (on February 1 and 2)	$1.27 (on February 23)

March 2005	$1.60 (on March 15)	$1.06 (on March 23)

April 2005	$1.45 (on April 14)	$0.95 (on April 27 and 28)

May 2005	$2.63 (on May 24)	$0.93 (on May 5 and 9)

June 2005	$1.70 (on June 2)	$1.20 (on June 7)

July 2005	$1.40 (on July 18)	$1.21 (on July 5)

August 2005	$1.40 (on August 2)	$1.02 (on August 31)

September 2005	$1.35 (on September 14)	$0.98 (on September 30)

October 2005	$1.28 (on October 11)	$0.98 (on October 3)

November 2005	$1.10 (on November 1 and 3)	$0.94 (on November 8 and 10 )

December 2005	$1.05 (on December 7 and 8)	$0.46 (on December 27)

B. Plan of Distribution

Not applicable.

C. Markets

Our shares are listed on the Nasdaq Capital Market. On March 9, 2005, we received a Nasdaq Staff Determination indicating that the Company failed to comply with the market value of publicly-held shares requirement for continued listing of the Company’s ADS in the Nasdaq National Market as set forth in Marketplace Rule 4450(a)(2), and that our ADSs would be delisted from The Nasdaq National Market at the opening of business on March 18, 2005. On March 16, 2005, we applied to transfer the trading of our ADSs to the Nasdaq Capital Market. The transfer was effected at the opening of business on March 29, 2005. On June 30, 2006, the Company notified the SEC that the December 31, 2005 Annual Report on Form 20-F will be delayed and that we expect to file no later than 45 days from the prescribed due date of June 30, 2006. On July 13, 2006, we received a Nasdaq Staff Determination Letter indicating that we failed to submit our Annual Report on Form 20-F for the year ended December 31, 2005 as required by Marketplace Rule 4320 (e) (12), and that our securities are, therefore, subject to delisting from the Nasdaq Capital Market pending a hearing before the Nasdaq Listing Qualification Panel. On July 19, 2006, we requested an oral hearing before the Nasdaq Listing Qualifications Panel to appeal the Staff determination to delist our securities from the Nasdaq Capital Market. On July 21, 2006, we received a notice from Nasdaq that the delisting action referenced in the Nasdaq Staff Determination Letter of July 13, 2006 has been stayed, pending a final written decision by the Nasdaq Listing Qualifications Panel. Nasdaq has set the hearing for August, 2006. We have also received a Nasdaq Staff Deficiency Letter indicating that we failed to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule4320(e)(2)(E). We were further informed that we have 180 calendar days, or until January 16, 2007, to regain compliance with the minimum bid price requirement of $1.00 per ADS for a minimum of 10 consecutive business days. If the minimum bid price requirement has not been met by January 16, 2007, Nasdaq staff will provide us with an additional 180 calendar day compliance period only if our ADSs meet certain other listing criteria. The ADSs continue to be traded under the symbol “PSIT”.

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

Our primary purpose, as stated in our articles of incorporation, is to serve as a holding company. The primary purpose of our principal operating subsidiaries is to engage in the business of manufacturing semiconductor products and components of all kinds and makes. We are not allowed to engage in the management of fund portfolios or to act as a stockbroker or dealer in securities.

Capital Structure

As of May 31, 2006, our authorized share capital consisted of 37,058,100 authorized common shares, with a par value of 1 2/3 Philippine pesos (PHP) per share. As of December 31, 2005, we had 13,289,525 common shares outstanding, a total subscribed capital of PHP 22,149,208 and additional paid-in capital of PHP 2,708,812,169. We have reserved a total of 741,162 common shares to be issued upon the exercise of options that may be granted pursuant to our stock option plan. See “Item 6—Directors, Senior Management and Employees—Share Ownership—PSi Stock Option Plan.”

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

However, our affiliates, PSitech Realty, Inc. and Pacsem Realty, Inc., being landholding companies, are subject to foreign ownership restrictions under the Philippine Constitution. The maximum foreign ownership percentage allowed for a landholding company is 40% of the company’s capital stock. PSi Technologies, Inc. currently holds 40% of the capital stock of each of PSitech Realty, Inc. and Pacsem Realty, Inc. because it is considered to be a non-Philippine national due to the beneficial ownership of Merrill Lynch Global Emerging Markets Partners, L.P. and Greathill, a wholly-owned subsidiaryof NJI No. 2 Investment Fund (in members’ voluntary liquidation). To qualify as a Philippine national, a corporation must be organized under Philippine law with at least 60% of its capital stock outstanding and entitled to vote being owned and held by citizens of the Philippines.

Pre-emption Rights

The Corporation Code of the Philippines confers the right of pre-emption on shareholders of a Philippine corporation which entitles them to subscribe to all issues or other dispositions of shares by the corporation in proportion to their respective shareholdings, regardless of whether the shares proposed to be issued or otherwise disposed of are identical in all respects to the shares held. The pre-emption right conferred by the Corporation Code of the Philippines does not, however, apply to the issuance of shares made to ensure compliance with laws requiring share offerings or minimum share ownership by the public, in exchange for the acquisition of property required for corporate purposes, or in payment of a debt previously contracted.

The Corporation Code of the Philippines allows Philippine corporations to provide for the exclusion of the right of pre-emption in its articles of incorporation. Our articles of incorporation provide that, unless the right of pre-emption is granted from time to time by the board of directors in its discretion, our shareholders do not have the pre-emptive right to purchase or subscribe to:

•	any un-issued or reissued shares of any class;

•	any additional shares of any class to be issued by reason of any increase in our authorized capital stock; or

•	any securities convertible into any class of our shares.

In light of the Corporation Code and our articles of incorporation, the approval of our shareholders is not required with respect to the issuance of additional shares out of our un-issued authorized capital stock. Accordingly, unless otherwise provided under U.S. securities laws and regulations, our board of directors has the sole discretion to issue additional shares out of our un-issued authorized capital stock.

General Meeting of Shareholders

The Corporation Code of the Philippines requires all Philippine corporations to hold an annual general meeting of shareholders for the principal purpose of electing directors. Our annual general meeting of shareholders is required by our by-laws to be held on any day in the month of June each year. To comply with the requirement to make the SEC Form 20-F filed by the Company available to its stockholders, the Board approved on July 25, 2006 the amendment of the Company’s by-laws to move the date of the annual general meeting from “any day in the month of June” to the “last Wednesday of October” subject to the approval of stockholders’ representing at least a majority of the outstanding capital stock of the Company at a stockholders’ meeting called for this purpose.

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

Management

Our corporate powers are exercised by our board of directors. The members of our board of directors are elected for a one year term during the annual general meeting of our shareholders. The Corporation Code of the Philippines further requires that each of our directors must own at least one share of our company.

The Corporation Code of the Philippines incorporates the common law principle that every director owes his company the duties of obedience, diligence and loyalty. These duties are illustrated through certain specific provisions of the Corporation Code of the Philippines, including the following:

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

Matters Requiring the Approval of Directors Selected by our Principal Shareholders

In addition to the voting requirements explained in the foregoing section, in respect of the following matters, the affirmative vote of Merrill Lynch Global Emerging Markets Partners, L.P. and JAFCO Investment (Asia Pacific) Ltd., acting as investment manager of NJI No. 2 Investment Fund (or its successor-in-interest, Greathill Pte., Ltd., a wholly-owned subsidiary of NJI No. 2 Investment Fund (in members’ voluntary liquidation)) shall be required pursuant to the Shareholders’ Agreement:

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

Documentary Stamp Taxes. The Philippines imposes a documentary stamp tax on every original issue of shares by a Philippine corporation at the rate of PHP1.00 on each PHP200.00, or fraction thereof, of the par value of the shares. The Philippines also imposes a documentary stamp tax on transfers of shares of Philippine corporations at the rate of PHP0.75 on each PHP200.00, or fraction thereof, of the par value of the shares wherever such transfers are made.

The documentary stamp tax is an excise tax that applies to transactions effected and consummated in the Philippines. Our Philippine counsel has expressed the opinion that no Philippine documentary stamp tax is payable on the transfer of ADSs outside the Philippines.

Estate and Donor’s Taxes. The Philippines imposes estate taxes upon the transfer of the net estate of every decedent holding shares in a Philippine corporation, whether the decedent is a resident or nonresident of the Philippines. The schedule of rates of estate taxes ranges from 5% to 20% if the net estate is over PHP200,000.

The Philippines also imposes a donor’s tax on the basis of the total net gifts made during a calendar year. Individual and corporate registered holders, whether residents or non-residents of the Philippines, who transfer shares by way of gift or donation will be liable for Philippine donor’s tax on those transfers at a flat rate of 30%. However, net gifts during the year exceeding PHP100,000 made by an individual to a brother, sister, spouse, ancestor, lineal descendant or blood relative not more remote than first cousins, granduncles, grandaunts, grandnieces or grandnephews are subject to Philippine donor’s tax at progressive rates ranging from 2% to 15%. Net gifts during the year not exceeding PHP100,000 made by an individual to the same persons are not subject to donor’s tax.

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

U.S. Federal Income Taxation

The following is a summary by Akin Gump Strauss Hauer & Feld LLP, our United States counsel, of the material U.S. federal income tax consequences resulting from the purchase, ownership and disposition of the ADSs by a U.S. holder, as defined below. This summary does not purport to consider all the possible U.S. federal tax consequences of the purchase, ownership and disposition of the ADSs and is not intended to reflect the individual tax position of any specific beneficial owner. The summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

This summary is limited to investors who hold the ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not purport to deal with investors in special tax situations, such as:

•	financial institutions;

•	tax exempt organizations;

•	insurance companies;

•	regulated investment companies;

•	dealers in securities or currencies;

•	persons holding ADSs as a hedge against currency risks or as a position in a straddle, conversion transaction, or constructive sale transaction for tax purposes;

•	persons subject to the U.S. alternative minimum tax;

•	persons that own (directly or by attribution) 10% or more of any class of our stock, or persons that own (directly or by attribution) interests in entities that are domestic partnerships (within the meaning of Section 7701(a) of the Code) that own (directly or by attribution) 10% or more of any class of our stock; or

•	persons whose functional currency, as defined in Section 985 of the Code, is not the U.S. dollar.

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

Distributions. Distributions on ADSs, including the amount of any Philippine taxes withheld from the distributions to U.S. holders, are included by the U.S. holders in gross income as a taxable dividend to the extent the distribution is paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our current or accumulated earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. holder’s basis in the ADSs and then as gain from the sale or exchange of a capital asset. Dividends received by individual U.S. holders will qualify for a reduced maximum federal income tax rate of 15%, provided certain holding period and other requirements are met. Dividends received by corporate U.S. holders will not be eligible for dividends received deduction. Dividends paid in Philippine pesos, including the amount of any Philippine taxes withheld from the dividends, will be included in the income of a U.S. holder in the U.S. dollar amount based on the exchange rate at the time of the receipt by the depositary, whether or not the dividends have been converted into U.S. dollars. Any gain or loss from a subsequent exchange of Philippine pesos by a U.S. holder generally will be ordinary income or loss from sources within the United States.

Foreign Tax Credit. Any dividends paid by us to a U.S. holder of our ADSs generally will be treated as foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set out in the Code, a U.S. holder may elect to claim a foreign tax credit against its U.S. federal income tax liability for Philippine income tax withheld from dividends received in respect of ADSs. U.S. holders who do not elect to claim a foreign tax credit may instead claim a deduction for Philippine income tax withheld, but only for a year in which the U.S. holder elects to claim the deduction, instead of claiming the credit, which election must be made with respect to all foreign income taxes. The rules relating to the determination of the foreign tax credit are complex, and each U.S. holder should consult its own tax advisor to determine whether and to what extent such U.S. holder would be entitled to a foreign tax credit.

Dispositions of ADSs. Gain or loss realized by a U.S. holder on the sale or other disposition of the ADSs generally will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ADSs and the amount realized on the disposition. The capital gain or loss generally will be long-term capital gain or loss if the U.S. holder has held the ADSs for more than one year at the time of the sale or exchange. In the case of an individual U.S. holder, long-term capital gain will be subject to U.S. federal income tax at a maximum rate of 15%.

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

The depositary participant or indirect participant holding ADSs on behalf of a beneficial owner, or paying agent making payments for an ADS, may be required to backup withhold a tax equal to 28% of each payment of dividends on the ADSs and gross proceeds from a sale of ADSs unless the beneficial owner of the ADSs (1) is a corporation or other exempt recipient and establishes its entitlement to an exemption, or (2) provides its correct taxpayer identification number, certifies that it is not currently subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.

This backup withholding tax is not an additional tax and may be credited against the beneficial owner’s U.S. federal income tax liability if the required information is furnished to the IRS. Non-U.S. holders generally are not subject to information reporting or backup withholding, but may be required to provide certification of their non-U.S. status in connection with payments received within the United States or through U.S.-related financial intermediaries. Holders are advised to consult their own tax advisors as to the applicability of the backup information reporting and withholding rules to their acquisition, ownership and disposition of the ADSs.

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

Interest Rate Risk

Our exposure to market risk associated with changes in interest rates relates primarily to debt obligations which we may incur in the future. For the years ended December 31, 2004 and 2005, our interest-bearing debt obligations are made up primarily of short-term loans, trust receipts payable and the Merrill Lynch exchangeable notes issued in July 2003 and June 2005. The imputed interest in our long-term liability to a customer is fixed. The interest on the 2003 and 2005 Merrill Lynch exchangeable notes is fixed. Our policy is to manage interest rate risk by borrowing a combination of fixed and floating rate obligations based upon market conditions. In 2005, we did not engage in any freestanding derivative transactions nor did we have any outstanding derivative contracts.

Foreign Currency Risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the Philippine peso, the Japanese yen, the European euro, the Chinese renminbi and the U.S. dollar, our functional currency. For the year ended December 31, 2005, up to 99.6% of our consolidated revenue was denominated in U.S. dollars. For the year ended December 31, 2005, approximately 24.1% of our consolidated cost of sales was incurred in Philippine pesos, with 0.3% incurred in Chinese renminbi, 64.2% incurred in U.S. dollars, and the balance in Japanese yen and euro. . For the year ended December 31, 2005, up to 99.26% of our consolidated revenue was denominated in U.S. dollars, and as a result, we had less foreign currency exchange risk. For the year ended December 31, 2005, approximately 22% of our consolidated cost of sales was incurred in Philippine pesos, with 63% incurred in U.S. dollars, and the balance in Japanese yen and euro. Based on our overall currency rate exposure at December 31, 2005, a near-term 5% appreciation or depreciation in the value of the U.S. dollar would not have a significant effect on our financial position, results of operations and cash flows over the next fiscal year. There can be no assurance, however, that there will not be a material impact further in the future.

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

(a.) Evaluation of Disclosure Controls and Procedures

Based on the evaluation of our disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act), our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2005, our controls and procedures over financial reporting were ineffective on certain information to ensure that reports required to be disclosed by the Company under the Exchange Act are recorded, summarized and reported in conformity with accounting standards generally accepted in the U.S., within the time periods specified in SEC rules and forms. For a discussion of the reasons and matters on which this conclusion was based, see “Internal Control over Financial Reporting” below.

(b.) Internal Control over Financial Reporting

We recognize that we have insufficient personnel in the corporate accounting department with sufficient knowledge and experience of U.S. GAAP with regard to certain accounting matters. We considered these conditions to be a material weakness (as defined under standards established by the Public Company Accounting Oversight Board) in internal controls in preparing our consolidated financial statements on a U.S. GAAP basis for the year ended December 31, 2005 and that this weakness required the Company to perform a large amount of additional work in its financial statement close process to ensure the accuracy of its U.S. GAAP financial statements for the year ended December 31, 2005. Our auditors issued an unqualified opinion on the Company’s consolidated financial statements for the year ended December 31, 2005.

As a result of our assessment, management identified four material weaknesses in internal control over financial reporting as of December 31, 2005. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. These are as follows :

1)	Exchangeable Note issued in 2005 — The Exchangeable Note we issued in 2005 contain certain provisions which require a more detailed analysis to determine the appropriate accounting treatment.

2)	Pension Accounting — We did not maintain effective control to recognize the minimum liability required to be recognized in accordance with the provisions of SFAS No. 87, “ Employer’s Accounting for Pension.”

3)	Deferred Income Tax — We did not maintain effective control to ensure that deferred income tax assets are properly measured in accordance with FASB No. 109, “ Accounting for Income Taxes.”

4)	Evaluation of Long-Lived Assets for Impairment of PSi Chengdu — We did not maintain effective control to recognize the impairment of PSi Chengdu’s Long-Lived Assets under FAS 144, “Accounting for the Impairment of or Disposal of Long-Lived Assets.”

As a result of the material weaknesses described above, management believes that, as of December 31, 2005, the Company’s system of internal control over reporting was not effective.

On January 28, 2005, Pacsem Realty and PSi Laguna entered into separate Contracts to Sell with ILO for the sale of (a) land including parcel of land for which Pacsem Realty has made a deposit of $393,750, recorded under “Other Noncurrent Assets” account in the consolidated balance sheet and (b) building and land improvements (Site 3) for a total consideration of $350,000 and $2.2 million, respectively. The determination of fair value as of December 31, 2004 was based on the expected proceeds as stated in the Contracts to Sell, net of discount. The expected proceeds were discounted using an effective interest rate of 15% determined based on 12% yield rate on ROP bonds as quoted by the Bureau of Treasury as of January 28, 2005, plus 3% risk-free premium. The book value of the Site 3 building and improvements as of December 31, 2004 exceeded the fair value by $1.3 million, as such, the Company recognized an impaiment loss of $1.3 million in 2004 and included under “Special charges” account in the 2004 consolidated statement of operations.

(a)	Remediation to Address Material Weakness

In response to the foregoing matters, our senior management, as discussed with the Audit Committee, will undertake the following steps in 2006 : (1) continuing enhancement of the knowledge of the Chief Financial Officer and its accounting managers with regard to US GAAP requirements thru formal training and research on critical US GAAP accounting policies which impacts US GAAP financial reporting as it relates to the accounting issues identified above ; (2) recruitment of additional qualified personnel for certain key positions within the Company’s finance and accounting departments; (3) improvement of its control policies and procedures with respect to preparation, analysis, documentation and review of the accounting implication of exchangeable note if a similar instrument will be issued in the future as well as deferred income tax calculation and pension expense provision; and (4) improvement of standard documentation requirements for the assessment of critical, significant and judgmental accounting matters. The Company believes that these corrective actions, taken as a whole, will remediate the material weaknesses identified above. The Company will continue to monitor the effectiveness of these actions and will make any other changes or take such other actions that management deems appropriate given the circumstances.

(b)	Changes in internal controls

There were no changes in our internal controls during the period covered by this annual report on Form 20F that have materially affected or that is reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16	RESERVED

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Ramon R. del Rosario, Jr., an independent director, qualifies as an audit committee financial expert serving on our audit committee.

ITEM 16B    CODE OF ETHICS

In April 2004, the Company adopted a Code of Ethics that applies to the company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of this code of ethics is available on the Company’s web site at www.psitechnologies.com/psi2/codeofethics.pdf.

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES (FOR UPDATE)

SyCip Gorres Velayo & Co. (which we refer to as SGV), a member practice of Ernst &Young Global, has served as our independent public accountants for the years ended December 31, 2004 and December 31, 2005. The following table summarizes the aggregate fees for professional audit services and other services rendered by SGV and Ernst & Young in the past two years.

	2004	2005
Audit Fees	$155,000	$200,000
Tax Fees	—	—
Other Fees	55,026	—

Total	$210,026	$200,000

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

ITEM 16D    EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E    PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

PART III

ITEM 17	CONSOLIDATED FINANCIAL STATEMENTS

Please see Item 18.

ITEM 18	CONSOLIDATED FINANCIAL STATEMENTS

ITEM 19	EXHIBITS

Exhibit Number	Description
1.1	Articles of incorporation of our company (incorporated herein by reference to Exhibits 3.1 and 3.2 to our registration statement on Form F-1, as amended (Registration Statement No. 333-9110)).

2.1	Registration rights agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 3 to our filing on Schedule 13D dated May 29, 2001).

3.1	Shareholders’ agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 2 to our filing on Schedule 13D dated May 29, 2001).

4.1	Share purchase agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 1 to our filing on Schedule 13D dated May 29, 2001).

4.2	$4,000,000 Exchangeable Senior Subordinated Note issued by PSi Technologies, Inc. to Merrill Lynch Global Emerging Markets Partners, L.P., dated July 3, 2003 (incorporated herein by reference to Exhibit 4.2 to our filing on Form 20-F dated June 30, 2004).

4.3	Investment Cooperation Agreement with the Chengdu Hi-Tech Zone, dated December 7, 2003 (incorporated herein by reference to Exhibit 4.3 to our filing on Form 20-F dated June 30, 2004).

4.4	Lease Contract with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., dated January 19, 2004 (incorporated herein by reference to Exhibit 4.4 to our filing on Form 20-F dated June 30, 2004).

4.5	Non-compete Agreement with Arthur J. Young, Jr., dated November 4, 1997 (incorporated herein by reference to Exhibit 4.5 to our filing on Form 20-F dated June 30, 2004).

4.6	Lease dated February 1, 2003 between PSi Technologies, Inc. and Food Terminal Incorporated (incorporated herein by reference to Exhibit 4.6 to our filing on Form 20-F dated June 30, 2004).

4.7	Supplemental Agreement dated November, 1999 between PSi Technologies, Laguna, Inc. and RBF Development Corporation (incorporated herein by reference to Exhibit 4.7 to our filing on Form 20-F dated June 30, 2004).

Exhibit Number	Description
4.8	Consulting Agreement dated August 9, 1999 between PSi Technologies Holdings, Inc. and Firebird Consulting Group LLC (incorporated herein by reference to Exhibit 4.8 to our filing on Form 20-F dated June 30, 2004).

4.9	Letter of Appointment of William J. Meder dated June 26, 2002 (incorporated herein by reference to Exhibit 4.9 to our filing on Form 20-F dated June 30, 2004).

4.10	Consulting Agreement dated September 13, 2004 between PSi Technologies Holdings, Inc. and K. Kanapathi (incorporated herein by reference to Exhibit 4.10 to our filing on Form 20-F dated July 15, 2005).

4.11	$7,000,000 Exchangeable Senior Subordinated Note issued by PSi Technologies, Inc. to Merrill Lynch Global Emerging Markets Partners, LLC (incorporated herein by reference to Exhibit 4.11 to our filing on Form 20-F dated July 15, 2005).

4.12	Contract to Sell dated January 28, 2005 between PACSEM Realty, Inc. and ILO Land, Inc..

4.13	Contract to Sell dated January 28, 2005 between PSi Technologies Laguna, Inc. and ILO Land, Inc..

4.14	Sales/Investment Agreements between PSi Technologies, Inc. and Infineon Technologies (Malaysia) Sdn. Bhd. dated June 19, 2006 (portions omitted pursuant to a request for confidential treatment).

4.15	Basic Agreement between PSi Technologies, Inc. and Siemens Aktiengesellschaft, Berlin and Müchen dated September 7, 1998.

4.16	Individual Agreement between PSi Technologies, Inc. and Siemens Components (Advanced Technology) Sdn. Bhd. dated September 7, 1998.

8.1	Significant subsidiaries (please see “Item 4—Information on Our Company—Organizational Structure” of this Form 20-F).

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PSi Technologies Holdings, Inc.

/s/ ARTHUR J. YOUNG, JR.
Name: Title:	Arthur J. Young, Jr. President & Chief Executive Officer

Date: August 15, 2006

Report of Independent Registered Public Accounting Firm

The Stockholders and the Board of Directors of

PSi Technologies Holdings, Inc.

We have audited the accompanying consolidated balance sheets of PSi Technologies Holdings, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, expressed in U.S. dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PSi Technologies Holdings, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with United States generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, PSi Technologies, Holdings, Inc.’s recurring losses from operations and negative net working capital position raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements as of and for the years ended December 31, 2005 and 2004 do not include any adjustments that might result from the outcome of this uncertainty.

/s/ SyCip Gorres Velayo & Co

A member practice of Ernst & Young Global

Makati City, Philippines

August 15, 2006

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Years Ended December 31
	2005	2004
ASSETS
Current Assets
Cash (Notes 3, 4 and 22)	$1,624,669	$1,045,758
Restricted cash (Notes 3, 4, 10 and 22)	—	1,107,369
Trade and other receivables—net (Notes 3, 4, 10 and 22)	14,780,744	10,928,435
Advances to officers (Note 20)	—	4,488
Inventories—net (Note 5)	5,877,177	8,292,326
Deferred tax assets—net (Note 16 and 17)	—	38,789
Land held for sale (Note 6)	1,273,108	—
Other current assets—net (Note 7)	322,159	389,958

Total Current Assets	23,877,857	21,807,123

Noncurrent Assets
Property, plant and equipment—net (Notes 8, 9, 12 and 13)	44,023,066	62,834,550
Land held for sale (Note 6)	—	2,634,171
Deferred tax assets—net (Note 16 and 17)	—	78,602
Other noncurrent assets—net (Notes 9 and 22)	1,629,839	1,172,865

Total Noncurrent Assets	45,652,905	66,720,188

Total Assets	$69,530,762	$88,527,311

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Loans payable (Notes 3, 8, 10 and 22)	$11,400,000	$11,800,000
Trade and other payables (Note 11 and 18)	21,956,766	28,372,354
Trust receipts payable (Notes 5, 8 and 22)	3,549,606	3,237,411
Current portion of long-term liability due to a customer (Notes 13 and 22)	—	709,947
Obligations under capital lease (Notes 8 and 12)	—	460,674
Income tax payable	3,295	1,947

Total Current Liabilities	36,909,667	44,582,333

Noncurrent Liabilities
Exchangeable notes (Notes 14 and 22)	2,450,100	1,524,782
Accrued retirement benefit cost—net of current portion (Note 18)	807,848	347,855
Provisions for contingent liabilities (Note 25)	—	—

Total Noncurrent Liabilities	3,257,948	1,872,637

Stockholders’ Equity (Notes 1, 14 and 19)
Capital stock—Philippine peso 1 2/3 par value
Authorized—37,058,100 shares
Issued and outstanding—13,289,525 shares	590,818	590,818
Additional paid-in capital	79,385,573	71,861,359
Other comprehensive loss (Note 18)	(483,861)	—
Deficit	(50,129,383)	(30,379,836)

Total Stockholders’ Equity	29,363,147	42,072,341

Total Liabilities and Stockholders’ Equity	$69,530,762	$88,527,311

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31
	2005	2004	2003
REVENUES (Notes 1 and 23)	$80,340,821	$79,138,898	$76,932,587
COST OF SALES (Notes 8, 18, 19 and 21)	82,223,113	80,001,987	75,398,262

GROSS PROFIT (LOSS)	(1,882,292)	(863,089)	1,534,325

OPERATING EXPENSES
General and administrative (Notes 18, 19 and 21)	7,560,676	8,013,506	6,621,631
Special charges (Notes 5, 6, 8 and 15)	5,280,829	1,263,132	12,895,769
Selling and marketing	963,843	794,169	762,708
Research and development	1,241,508	1,008,075	722,857

Total Operating Expenses	15,046,856	11,078,882	21,002,965

LOSS FROM OPERATIONS	(16,929,148)	(11,941,971)	(19,468,640)

OTHER INCOME (EXPENSES)
Interest and bank charges (Notes 10, 12, 13 and 14)	3,044,022	(2,152,933)	(1,346,687)
Foreign exchange losses—net	(158,292)	(322,225)	(241,516)
Income on refund from a utility company (Note 9)	226,909	—	—
Lease income	110,340	92,560	—
Gain (loss) on disposal of property and equipment	8,995	757	(1,482)
Interest income	156,159	13,776	132,882

	(2,699,911)	(2,368,065)	(1,456,803)

LOSS BEFORE INCOME TAX	(19,629,059)	(14,310,036)	(20,925,443)

PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 16 and 17)
Current	3,096	1,947	5,859
Deferred	117,392	366,821	(230,977)

Total Provision for (Benefit from) Income Tax	120,488	368,768	(225,118)

LOSS BEFORE MINORITY INTEREST	(19,749,547)	(14,678,804)	(20,700,325)
MINORITY INTEREST	—	30,713	(10,672)

NET LOSS (Note 24)	($19,749,547)	($14,648,091)	($20,710,997)

Weighted Average Number of Common Shares Outstanding (Note 24)	13,289,525	13,289,525	13,289,525

Basic and Diluted Earnings Per Common Share (Note 24)	($1.49)	($1.10)	($1.56)

COMPREHENSIVE LOSS
Net loss	($19,749,547)	($14,648,091)	($20,710,997)
Minimum pension liability adjustment—net (Note 18)	(483,861)	—	—

Total Comprehensive Loss	($20,233,408)	($14,648,091)	($20,710,997)

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES

IN STOCKHOLDERS’ EQUITY

	Years Ended December 31
	2005	2004	2003
CAPITAL STOCK (Notes 1 and 14)
Common shares—Philippine peso 1 2/3 par value
Authorized—37,058,100 common shares
Issued and outstanding—13,289,525 common shares	$590,818	$590,818	$590,818

ADDITIONAL PAID-IN CAPITAL (Notes 1, 14 and 19)
Balance at beginning of year	71,861,359	71,208,152	68,084,772
Stock compensation costs	(82,068)	653,207	235,110
Beneficial conversion option	7,606,282	—	2,888,270

Balance at end of year	79,385,573	71,861,359	71,208,152

OTHER COMPREHENSIVE LOSS (Note 18)
Balance at beginning of year	—	—	—
Minimum pension liability adjustment	(483,861)	—	—

Balance at end of year	(483,861)	—	—

RETAINED EARNINGS (DEFICIT)
Balance at beginning of year	(30,379,836)	(15,731,745)	4,979,252
Net loss	(19,749,547)	(14,648,091)	(20,710,997)

Balance at end of year	(50,129,383)	(30,379,836)	(15,731,745)

TOTAL STOCKHOLDERS’ EQUITY	$29,363,147	$42,072,341	56,067,225

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	($19,749,547)	($14,648,091)	($20,710,997)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	18,127,966	16,965,334	15,500,325
Provision for/impairment losses (Note 15)	4,221,665	1,263,132	11,367,649
Stock compensation costs (reversal) (Note 19)	(82,068)	653,207	235,110
Amortization of debt issuance costs and discount	774,922	633,389	158,265
Interest on exchangeable notes converted to principal (Note 14)	784,208	—	—
Accretion of interest receivable from sale of land, building and improvements	(151,227)	—	—
Unrealized foreign exchange losses	97,017	117,858	54,478
Loss (gain) on disposal of property and equipment	(8,995)	(757)	1,482
Income on refund from Manila Electric Company (Meralco) (Notes 4 and 9)	(226,909)	—	—
Provisions for (recovery or benefit from):
Deferred income tax	117,392	366,821	(230,977)
Pension expense	155,145	134,007	91,016
Reversal of allowance for doubtful accounts (Note 4)	(25,220)	—	6,325
Inventory losses (Note 5)	970,889	—	881,236
Probable losses	43,346	—	—
Write-off of inventories and deposit	44,929	—	646,884
Write-off of unrecoverable tax credit certificates and input taxes	—	230,101	6,376
Minority interest	—	(30,713)	10,672
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	(3,158,636)	441,928	2,413,083
Advances to officers	4,488	1,012	37,413
Inventories	1,539,605	(2,423,705)	1,199,315
Other current assets	63,559	1,098,660	554,951
Increase (decrease) in:
Trade and other payables	(7,757,837)	3,241,957	(11,242,964)
Income tax payable	1,348	(3,912)	5,859

Net cash provided by (used in) operating activities	(4,213,960)	8,040,228	985,501

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(3,338,879)	(8,320,472)	(6,169,586)
Proceeds from sale of property and equipment	1,008,995	1,255	54,633
Decrease (increase) in other noncurrent assets	97,809	(727,350)	416,227

Net cash used in investing activities	(2,232,075)	(9,046,567)	(5,698,726)

(Forward)

	Years Ended December 31
	2005	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availments of:
Loans payable	$—	$4,500,000	$4,400,000
Exchangeable note	7,000,000	—	4,000,000
Net proceeds from (payments of) trust receipts payable	312,195	888,468	(1,319,791)
Decrease (increase) in restricted cash	1,107,370	(1,107,369)	—
Payments of:
Loans payable	(400,000)	(1,300,000)	(2,300,000)
Exchangeable note issuance costs	—	—	(490,546)
Liability due to a customer	(709,947)	(1,662,450)	(200,000)
Obligations under capital lease	(460,674)	(202,314)	(139,962)

Net cash provided by financing activities	6,848,943	1,116,335	3,949,701

EFFECT OF FOREIGN EXCHANGE RATE CHANGES IN CASH	2,109	(157)	(1,320)

NET INCREASE (DECREASE) IN CASH	578,911	109,839	(764,844)
CASH AT BEGINNING OF YEAR	1,045,758	935,919	1,700,763

CASH AT END OF YEAR	$1,624,669	$1,045,758	$935,919

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired on account under accounts payable	$1,063,914	$6,185,099	$3,967,002
Notes receivable from sale of land, building ad improvements	1,173,462	—	—
Receivable from MERALCO	226,909	—	—
Equipment acquired under capital lease arrangement	—	510,422	40,892
Deferred license fee	—	100,000	—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$2,101,577	$1,607,159	$552,870
Income tax	1,749	3,912	—

See accompanying Notes to Consolidated Financial Statements

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless Otherwise Indicated, Reference to $ Refers to U. S. Dollars)

1. Corporate Information

Nature of Business

PSi Technologies Holdings, Inc. (PSi Holdings) is the holding company of the following entities:

•	Wholly-owned subsidiaries:

•	PSi Technologies, Inc. (PSi Technologies);

•	PSi Technologies Laguna, Inc. (PSi Laguna) ;

•	Pacsem Technologies Inc. (Pacsem) ;

•	PSi Technologies China Holdings Co., Ltd. (PSi Mauritius) ;

•	PSi Technologies Chengdu Company Limited (PSi Chengdu) ;

•	Subsidiary:

•	Pacsem Realty, Inc. (Pacsem Realty, see Note 2)

•	Variable interest entity:

•	PSitech Realty, Inc. (PSitech Realty, see Note 2).

PSi Holdings and the foregoing entities are collectively referred to herein as “the Company” or “the PSi Companies.” Through its operating entities, namely, PSi Technologies, PSi Laguna and PSi Chengdu, PSi Holdings provides semiconductor assembly and test services primarily for power applications. It is also engaged in semiconductor packaging and test services for non-power applications, including plastics and hermetics. Approximately 97%, 95% and 94% of the Company’s consolidated revenues in 2005, 2004 and 2003, respectively, relate to power packages.

The PSi Companies are interdependent companies involved in related businesses. PSi Holdings was incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission (Philippine SEC) on December 10, 1999 as part of a reorganization to facilitate its equity offering. On November 19, 1999, to organize PSi Holdings, the then principal shareholders of PSi Technologies transferred to PSi Holdings all their PSi Technologies common and preferred shares (except for nominee director qualifying shares) in exchange for 15,440,876 PSi Holdings common shares. The proportionate ownership amongst shareholders remained identical. The creation of PSi Holdings and the issuance of shares to the existing shareholders of PSi Technologies are collectively referred to as the “Reorganization.”

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

On March 15, 2000, PSi Holdings offered to the public 4,025,000 American Depositary Shares (ADSs) at $16 per ADS representing its 4,025,000 common shares. The ADSs have been approved for quotation on the Nasdaq National Market. On March 9, 2005, PSi Holdings received a NASDAQ Staff Determination indicating that PSi Holdings failed to comply with the market value of publicly held shares requirement for continued listing set forth in Marketplace Rule 4450 (a)(2) and its ADSs will be delisted from the Nasdaq National Market at the opening of business on March 18, 2005. On March 16, 2005, PSi Holdings applied to transfer the trading of its ADSs to the Nasdaq Small Capital Market. The transfer was effected at the opening of business on March 29, 2005.

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

On December 7, 2003, PSi Technologies entered into an Investment Agreement with the Management Committee of the Chengdu Hi-Tech Zone (CHTZ), a government entity of Chengdu City, Sichuan Province, People’s Republic of China (PRC). The Investment Agreement specifies the location contracted by and government support provided to PSi Technologies. On December 22, 2003, PSi Technologies incorporated PSi Mauritius in the Republic of Mauritius as a wholly owned subsidiary of PSi Technologies. On January 15, 2004, PSi Mauritius incorporated PSi Chengdu, an assembly and test facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu, which started commercial operations on July 22, 2004, services the Supply Agreement between PSi Technologies and Electronics Devices Limited—Philips Semiconductors and Philips Semiconductors, a Division of Philips Electronics UK Ltd., (collectively referred to as “Philips”). On April 5, 2006, the Board of Directors (BOD) of PSi Technologies and PSi Mauritius through its subsidiary, PSi Chengdu, informed the Management Committee of the CHTZ of its decision to close the facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu ceased commercial operations on April 30, 2006. As of August 15, 2006, PSi Chengdu is in the process of completing the requirements for liquidation and dissolution.

Pacsem is a U.S. corporation engaged exclusively in marketing and purchasing activities on behalf of PSi Technologies and PSi Laguna outside the Philippines. On January 31, 2006, Pacsem ceased operations and terminated the purchasing and marketing activities being handled for PSi Technologies. Prospectively, all marketing and purchasing activities will be handled by PSi Technologies in the Philippines.

PSi Holdings is 54% owned by Merrill Lynch Global Emerging Markets Partners, L.P. (Merrill Lynch), a U.S.- based entity.

Significant Customers

The Company’s customers are located in the United States of America, Europe and Asia. The Company’s top five customers collectively accounted for 87%, 81% and 81% of its revenue in 2005, 2004 and 2003, respectively (see Note 23). The Company anticipates that significant customer concentration will continue in the foreseeable future but the entities which constitute the Company’s largest customers may change.

Risks and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results include, but are not limited to, dependence on the highly cyclical nature of the semiconductor industry, competitive pricing and decline in average selling prices, risks associated with reliance on a group of principal customers, timing and volume of orders relative to the Company’s production capacity, availability of manufacturing capacity and fluctuations in manufacturing yields, availability of financing, competition, dependence on raw materials and equipment suppliers, exchange rate fluctuations, dependence on key personnel, difficulties in managing growth, and enforcement of intellectual property rights and environmental regulations.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred recurring losses since 2001. Net loss for the years ended December 31, 2005, 2004, and 2003 amounted to $19.7 million, $14.6 million and $20.7 million, respectively, while deficit amounted to $50.1 million as of December 31, 2005 and $30.4 million as of December 31, 2004. Further, negative working capital amounted to $13.0 million as of December 31, 2005 and $22.8 million as of December 31, 2004. In 2005 and 2004, the Company recognized provision for impairment losses on certain property, plant and equipment amounting to $4.2 million and $1.3 million, respectively, primarily due to the net loss position from the start of commercial operations and negative projected cash flows of the China Facility to date, decline in the recoverable value of real estate properties and discontinuance of production of certain existing power packages with erratic or low sales volume.

The Company has a $10 million credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria) which is available to PSi Technologies and PSi Laguna of which $9.4 million was outstanding as of December 31, 2005. As of December 31, 2005, the Company has not complied with certain financial ratio requirements under the short-term credit facility from RZB-Austria. The credit facility is for a period from 2002 and renewed every year thereafter until December 31, 2005. However, on April 4, 2006, RZB-Austria extended the credit facility granted to PSi Technologies and PSi Laguna until December 31, 2006, under terms and conditions similar to the credit facility granted on 2002.

The Company also has a $3 million credit facility with KBC Bank N. V.,- Philippine Branch which is available to PSi Technologies and PSi Laguna. As of December 31, 2005, $2.0 million has been availed of and was outstanding. However, the Company has not complied with certain financial ratio requirements under the short-term Loan Agreement with KBC Bank N.V.-Philippine Branch as of such date. On March 10, 2006, KBC Bank N.V.- Philippine Branch terminated its credit facility with the Company effective 60 days from that date. On May 26, 2006, KBC Bank N. V.- Philippine Branch advised the Company that KBC Bank N.V.- Philippine Branch ceased operations effective April 30, 2006 and that, in view of such cessation, the loan account will be assumed by KBC Bank N.V.- Hong Kong Branch starting June 10, 2006. The Agreement including the Deed of Assignment of Receivables and other agreements remains in full force and effect after the transfer of the booking of the loan, but KBC Bank N.V.- Hong Kong Branch will assume all the rights and obligations of KBC Bank N.V.- Philippine Branch thereunder. The Company is in discussion with KBC Bank N.V. – Hongkong Branch for the full payment of the outstanding short term loans, including trust receipts payables (see Note 10). As of July 31, 2006 the total outstanding short-term loans amounted to $1.75 million while the outstanding trust receipts payable amounted to $0.7 million.

The foregoing conditions, risks and uncertainties raise substantial doubt as to the Company’s ability to continue as a going concern and could affect the Company’s ability to develop advanced technology and expanded services, compete against companies with greater operating capacity and financial resources, increase production capacity, obtain assembly and test equipment to meet the demand for the Company’s products and services, obtain favorable terms from suppliers, and repay bank loans and obtain additional bank credit facilities. The Company’s continued operations as a going concern is dependent on its ability to generate sufficient cash flows from operations and/or seek other sources of financing. However there are no assurances that positive operating results can be achieved nor that any additional financing or refinancing can be obtained on favorable terms, if at all. To address the foregoing, the Company is undertaking the following:

a.	Adoption of measures to lower the variability of customer loadings through consolidation of plant sites and allow better fixed cost recovery and optimize capacity utilization of remaining sites;

b.	Development of new captive businesses such as the sales and investment agreement with a major customer with committed volume, higher selling price and underutilization charges in case of shortfall versus commitments;

c.	Management of customer and package mix towards higher average selling price and better margin packages;

d.	Reduction of operating costs and overheads, such as closure of US Purchasing and Marketing offices and streamlining of the whole supply chain and key organizational changes;

e.	Improvement of productivity, manufacturing efficiency and equipment capabilities through introduction and launching of continuous improvement circles;

f.	Approval of capital expenditures that meet certain financial criteria;

g.	Development of partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions;

h.	Establishment of additional credit facilities with other banks and financial institutions;

i.	Disposal of impaired assets to recover value.

On April 5, 2006, the BOD of PSi Technologies and PSi Mauritius through its subsidiary, PSi Chengdu, informed the Management Committee of the CHTZ of its decision to close the facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu ceased commercial operations on April 30, 2006. As of August 15, 2006 PSi Chengdu is in the process of completing the requirements for liquidation and dissolution.

On April 19, 2006, Philippine Veterans Bank (PVB) extended a revolving promissory note line amounting to US$3.0 million including availability of a letter of credit up to US$450,000. The facility is subject to annual review by PVB up to April 11, 2010 and a 90-day availability period. The Revolving Promissory Note Line Agreement was subsequently signed on July 13, 2006.

On June 19, 2006, the Company and a major customer entered into a sales/investment agreement where the customer will load guaranteed volume relating to certain packages for one year from start date while the Company will invest $4.17 million in the assembly and test equipment needed for packaging. The agreement includes provisions on price adjustments and compensation charge in case of shortfall of loading by the customer.

On June 28, 2006, PSi Technologies through its subsidiary, Pacsem Realty entered into a Deed of Absolute Sale with IGC Realty (an unrelated company) for the sale of land currently not in use for $1.5 million (See Note 6). In accordance with the terms of the Deed of Absolute Sale, the purchase consideration was paid immediately upon the execution of the contract.

On July 7, 2006, Banco de Oro (a Philippine bank) has approved a $10 million credit line and $1 million foreign exchange settlement line with maturity on July 31, 2008. The terms and conditions governing this facility was also released on August 7, 2006, however the loan agreement is still being finalized.

Management believes its current and future plans will enable it to continue as a going concern. The consolidated financial statements as of and for the year ended December 31, 2005 and 2004 do not include adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP) consistently applied for all years presented.

Principles of Consolidation

The consolidated financial statements include the accounts of PSi Holdings and its controlled subsidiaries, where PSi Holdings owns, directly or indirectly, more than one-half of the outstanding voting shares and the variable interest entity for which the Company is the primary beneficiary, as follows:

•	PSi Technologies, a corporation registered with the Philippine Economic Zone Authority (PEZA), engaged in the design, assembly and test of power semiconductor devices, and packaging and test services for non-power applications, including plastics and hermetics;

•	PSi Laguna (wholly owned through PSi Technologies), a PEZA-registered enterprise, engaged in the assembly and test of power semiconductor devices;

•	Pacsem (wholly owned through PSi Technologies), a U.S. corporation engaged exclusively in marketing activities on behalf of PSi Technologies and PSi Laguna outside the Philippines;

•	PSi Mauritius (wholly owned through PSi Technologies), a company incorporated in the Republic of Mauritius, organized as a holding company of PSi Chengdu;

•	PSi Chengdu (wholly owned through PSi Mauritius), a company incorporated in the PRC, engaged in semiconductor assembly and test services for Philips;

•	Pacsem Realty (40% owned through PSi Technologies and 24% owned through PSi Technologies’ variable interest entity, PSitech Realty, Inc.), a real estate company which holds real estate properties currently not in use for which the acquisition has been financed through the availment of debt from PSi Technologies; and

•	PSitech Realty, a variable interest entity for which PSi Technologies was determined to be the primary beneficiary. PSitech Realty is consolidated in the accounts of the Company. Its total assets as of December 31, 2005 and 2004 amounted to $3,384 and $2,811, respectively.

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates with regard to these consolidated financial statements relate to depreciation, provision for impairment losses, allowance for inventory losses, allowance for doubtful accounts, allowance for input taxes and tax credit certificates (TCCs), allowance for deferred tax assets, assumptions used for the actuarial valuation for pension, contingencies and measurement of fair value of financial instruments. Actual results could differ from these estimates.

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

Trade and Other Receivables

Trade receivables are recognized and carried at original invoice amount, net of allowance for doubtful accounts. Other current receivables are stated at face value, net of allowance for doubtful accounts. Noninterest-bearing noncurrent receivables are stated at face value, net of unearned interest income and allowance for doubtful accounts, if any.

Allowance for Doubtful Accounts

The Company trades only with recognized, creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce our exposure to bad debts. We have no significant concentrations of credit risk.

The Company maintains an allowance for doubtful accounts at a level considered adequate to provide for uncollectible receivables. The level of allowance is based on historical collections, changes in customer payment terms and other factors that affect collectibility. Past due accounts are those receivables which are uncollected as of end of credit term specific to each customer.

An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the year.

•	Accounts receivable trade: Full allowance is provided for trade receivables which are over 360 days past due and allowance is provided for trade receivables which are over 180 days to 360 days past due based on specific review of the collectibility of these receivables.

•	Receivable from employees: Full allowance is provided for employees separated from the Company, net of salaries and benefits payable by the Company to the employee.

Inventories

Inventories are stated at the lower of cost or market, after provision for obsolete, slow and non-moving items. Cost is determined by using the moving average method. Finished goods and work in process includes direct materials, except customer-supplied semiconductor raw materials, direct labor, depreciation and other overhead costs relating to the assembly and testing process.

Land Held for Sale

The Company follows SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and separately classifies land held for sale in the consolidated balance sheets. The land is transferred to held for sale at its fair value less cost to sell. The land held for sale is classified as a current asset if there is a probability that the sale will occur and proceeds will be collected within a year.

Accordingly, the carrying value of the land in prior years is also reclassified to “Land held for sale” account for comparative purposes, and separately presented in the consolidated balance sheets.

Property, Plant and Equipment

Property, plant and equipment, except land but including equipment under capital lease presented under “Machinery, equipment and accessories” account, are carried at cost less accumulated depreciation. Land is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the property, plant and equipment, as follows:

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

The initial cost of property, plant and equipment comprises its purchase price, freight and handling charges and any directly attributable costs in bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally charged to current operations in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment.

No depreciation is provided on property, plant and equipment under construction or awaiting qualification or technical completion.

When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to current operations.

Deferred License Fee

Deferred license fee (included under “Other noncurrent assets” account in the consolidated balance sheets) is amortized over the shorter of expected utility or term of the license agreement of ten years up to 2014.

Income Tax

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) temporary differences between the financial reporting bases of assets and liabilities and their related tax bases and (b) carryforward benefits of net operating loss carryover (NOLCO) and minimum corporate income tax (MCIT). Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled, and the carryforward benefits of NOLCO and MCIT are expected to be applied. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

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

Revenue Recognition and Risk of Loss

The Company has the following three primary revenue streams related to the assembly and test of semiconductor products used for power conversion or power management applications: assembly-only, testing-only, and assembly and testing. Revenue from assembly-only and test-only services is recognized upon the completion of the related service which coincides with the shipment of packaged semiconductors to the customers. For arrangements involving both assembly and test services, revenue is recognized upon the completion of test services which coincides with the shipment of the packaged semiconductors. The Company does not take ownership of customer-supplied semiconductor raw materials. Title and risk of loss for these materials remain with the customers at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. Such policies are consistent with the provisions of the U.S.

Securities and Exchange Commission’s (U.S. SEC) Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” which supersedes SAB No. 101. SAB No. 104 requires that the following four criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

Lease Income

Operating lease income is recognized on a straight-line basis over the term of the lease.

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

Software Development Costs

External direct costs of materials and services, and payroll and payroll-related costs of employees directly associated with the development of computer software incurred during the development of the computer software for internal use are capitalized in accordance with the Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Software development costs are classified under “Property, plant and equipment” account in the consolidated balance sheets when the computer software is ready for its intended use and amortized over five years thereafter.

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

As discussed in Note 16, as a result of it registration with PEZA, PSi Technologies can no longer claim net input VAT.

Tax Credits and Allowance for Tax Credits

Tax credits, included under “Other current assets” account in the consolidated balance sheets, are recorded at face value based on the amount approved and granted by the BOC in the form of TCCs less allowance for unrealizable tax credits.

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

Capital Lease

Leases which meet any one of the following criteria: (a) provisions for bargain purchase option, (b) transfer of ownership at the end of the lease term, (c) lease term is equal to 75% or more of the estimated economic life of the leased property, and (d) present value at the beginning of the lease term of the minimum lease payments approximate the fair market value of the property, are capitalized. The capitalized asset is recognized at the lower of the fair value of the leased asset or the present value of the minimum lease payments at the inception of the lease, under “Property, Plant and Equipment” account and the related obligations recognized as liabilities, under “Obligations under capital lease” account in the consolidated balance sheets. The related depreciation for equipment under capital lease is computed on the basis of the Company’s depreciation policy for owned assets.

Shipping and Handling Costs

Costs incurred in preparing the finished products for shipment and physically moving the finished products from the Company’s place of business to the customer’s designated location are included in the selling and marketing expenses and, presented under “Operating expenses” account in the consolidated statements of operations.

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

Had compensation cost for the Company’s Stock Option Plan been determined based on the fair value at the grant date consistent with the method of SFAS No. 123, “Accounting for Stock-based Compensation,” the Company’s net loss and earnings per share would have been stated at the following pro forma amounts:

	2005	2004	2003
Net loss as reported	($19,749,547)	($14,648,091)	($20,710,997)
Total (reversal of) stock-based employee compensation expense determined using APB Opinion No. 25, net of related tax effects, if any (see Note 20)	(82,068)	653,207	235,110
Total (reversal of) stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects, if any	644,837	(374,397)	(496,517)

Pro forma net loss	($19,186,778)	($14,369,281)	$($20,972,404)

Basic and diluted earnings per common share	($1.49)	($1.10)	($1.56)

Basic and diluted earnings per share—pro forma	($1.44)	($1.08)	($1.58)

Equity and Debt Issuance Expenses

Direct costs incurred in connection with the issuance of debt securities are reported as deferred financing charges (included under “Other noncurrent assets” account in the consolidated balance sheets). Debt issuance costs are recognized as additional interest expense over the life of the debt instrument using the effective interest method. Upon redemption or conversion of the Exchangeable Notes, any remaining unamortized discount will be charged to operations in the year of redemption or conversion. The embedded beneficial conversion feature recognized as additional paid-in capital amounted to $10.5 million and $2.9 million as of December 31, 2005 and 2004, respectively.

Contingencies

The Company is involved in various legal proceedings (see Note 25). The Company develops estimate of the probable costs for the assessment and resolution of these claims in consultation with outside counsel handling the prosecution and defense of these cases and is based upon an analysis of potential results. The Company currently does not believe these legal claims will have a material adverse effect on its financial position and results of operations. No provisions for contingencies were recognized in 2005, 2004 and 2003.

Recently Issued Accounting Standards

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

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment [SFAS No. 123(R)], which is a revision of SFAS No. 123,

“Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.

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

The Company plans to adopt SFAS 123(R) using the modified prospective method. Had we adopted SFAS 123(R) in prior periods, the impact of the adoption would have approximated the impact of the adoption of SFAS 123(R) as described in the disclosure of pro forma net loss and basic and diluted earnings per share under the Employee Stock Option section of this note.

In March 29, 2005, the U.S. SEC staff issued Staff Accounting Bulletion No. 107, “SAB 107,” to give guidance on implementation of SFAS 123(R).

On April 14, 2005, the U.S. SEC issued a ruling that allows companies to implement SFAS 123(R) at the beginning of the next fiscal year, instead of the next reporting period, that commences after June 15, 2005. The Company expects to adopt SFAS No. 123(R) on January 1, 2006. The Company does not expect the adoption of SFAS No. 123 (R) to have a material effect on its results of operations or financial condition.

On June 2005, the FASB issued SFAS No. 154, “Accounting for Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This standard provides guidance on the accounting for and reporting of accounting changes and error corrections and will be effective for fiscal years beginning January 1, 2006. This standard applies to voluntary changes in existing accounting principles and to new accounting standards that do not specify the transition requirements upon adoption of those standards. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is not practical to do so. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of change the cumulative effect of changing to the new accounting principle. The effect of SFAS No. 154 on the Company’s consolidated financial statements will depend on the nature and significance of future accounting changes subject to this statement.

In February 2006, FASB, issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment to SFAS No. 133 and SFAS No. 140. SFAS No. 155 permits an entity to elect fair value remeasurement for any hybrid financial instrument (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement will be effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. The Company does not expect the adoption of SFAS No. 155 to have a material effect on its results of operations or financial condition.

In June 2005, the Emerging Issue Task Force (EITF) reached a consensus on Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements.” EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. The Company does not expect the adoption of EITF 05-6 to have a material effect on its results of operations or financial condition.

3. Cash and Restricted Cash

The “Cash” account includes cash held in escrow amounting to $0.3 million and $0.6 million, as of December 31, 2005 and 2004, respectively. Such cash held in escrow with RZB-Austria and KBC Bank is available to the Company for withdrawal, subject to the following conditions:

•	There is sufficient Borrowing Base (equivalent to 90% of the value of outstanding eligible receivables plus 100% of the US dollar cash proceeds from eligible receivables) to cover the loan from RZB-Austria and KBC Bank N.V.- Philippine Branch, respectively;

•	RZB-Austria and KBC Bank N.V.- Philippine Branch, respectively, have conducted, to its satisfaction, a test of the adequacy of eligible receivables and balance of escrow bank account; and

•	There exists no default.

As of December 31, 2005, cash held in escrow amounting to $6,325 is not classified under “Restricted Cash” as it is not material. As of December 31 2004, cash held in escrow amounting to $1.1 million, included under “Restricted Cash” account in 2004 balance sheet, was restricted for withdrawal since the balance of the outstanding trade receivables assigned was not adequate to cover the outstanding loans payable to RZB-Austria. (see Note 10).

4. Trade and Other Receivables

Trade and other receivables consists of:

	2005	2004
Trade	$14,077,523	$10,800,924
Current portion of receivable from sale of land, building and land improvements – net	383,924	—
Current portion of receivables from employees	280,152	294,155
Current portion of receivable from Manila Electric Company (Meralco) – net	24,231	—
Others	211,104	54,766
Allowance for doubtful accounts	(196,190)	(221,410)

	$14,780,744	$10,928,435

Movements in the allowance for doubtful accounts are as follows:

	2005	2004
Balance at beginning of year	$221,410	$226,652
Provisions (recovery from reversal of allowance) for doubtful accounts	(25,220)	—
Writeoffs		(5,242)

Balance at end of year	$196,190	221,410

Trade receivables from certain customers totaling $12.7 million and $8.7 million as of December 31, 2005 and 2004, respectively, are assigned to RZB-Austria and KBC Bank N.V.- Philippine Branch (see Notes 1 and 10). The proceeds from the collection of these receivables will be remitted directly to the Company’s escrow bank accounts with RZB-Austria and KBC Bank N.V.- Philippine Branch. Such funds may only be withdrawn by the Company subject to the conditions discussed in Note 3 to the consolidated financial statements.

Receivables from employees pertain to cash and travel advances and car loan extended to employees. There are no advances to officers and executives which are in violation of Section 402 (Enhanced Conflict of Interest Provisions—Prohibition on Personal Loans to Executives) of the Sarbanes-Oxley Act.

On January 28, 2005, Pacsem Realty and PSi Laguna entered into separate Contracts to Sell with ILO Land, Inc. (ILO, an unrelated company) for the sale of (a) land (including parcel of land for which Pacsem Realty has made a deposit of $0.4 million, recorded under “Other noncurrent assets” account in the 2004 consolidated balance sheet) and (b) related building and land improvements for a total consideration of $0.4 million and $2.2 million, respectively. In accordance with the terms of the Contracts to Sell, the purchase consideration is collectible as follows:

	Land	Building and Land Improvements	Total
Due and payable upon execution of the Contract to Sell	$140,000	$860,000	$1,000,000
Payable in six (6) equal installments every six months	210,000	1,290,000	1,500,000

	$350,000	$2,150,000	$2,500,000

On January 28, 2005, the Company recognized the receivable from ILO amounting to $1,173,462, net of unearned interest income of $326,538. The receivable was discounted using an effective interest rate of 15%, determined based on 12% yield rate on 3-year Republic of the Philippines (ROP) bonds as quoted by the Bureau of Treasury as of January 28, 2005, plus 3% risk premium.

As a customer of Meralco, a utility company, the Company could receive a refund for some of its previous billings under Phase IV of Meralco’s refund scheme. In 2004, the amount and timing of the receipt of the refund was not yet virtually certain. Subsequent developments in 2005, principally the approval of Meralco’s amended refund scheme by the Philippine Energy Regulatory Commission, indicate that the amount and timing of the receipt of the refund is now certain.

Under the Meralco refund scheme, the refund may be received through postdated checks or as fixed monthly credit to bills with cash option. The Company intends to recover the refund through fixed monthly credit to bills with cash option, starting in July 2006 up to July 2011. The Company recognized a receivable from Meralco amounting to $311,956, net of unearned interest income of $85,047 and income from the refund of $226,909. The receivable was discounted using an effective interest rate of 12.38%, determined based on 9.38% yield rates on 5-year ROP bonds as quoted by the Bureau of Treasury as of December 31,2005, plus 3% risk premium.

The current and noncurrent portions of the receivable from the sale of land, building and land improvements and the receivable from Meralco as of December 31, 2005 are as follows:

	Receivable from ILO Land	Receivable from Meralco
Total receivable	$1,250,000	$311,956
Less discount	175,312	85,047

	1,074,688	226,909
Less current portion	(383,924)	(24,231)

Noncurrent portion (included under “Other noncurrent assets” account, see Note 9)	$690,764	$202,678

5. Inventories

Inventories consist of:

	2005	2004
Finished goods	$330,364	$45,948
Work in-process	1,105,427	749,234
Materials, spare parts and supplies, net of allowance for inventory losses of $2.1 million and $1.1 million in 2005 and 2004, respectively	4,441,386	7,497,144

	$5,877,177	$8,292,326

Movements in allowance for inventory losses are as follows :

	2005	2004
Balance at beginning of year	$1,134,277	$1,348,800
Provision for inventory losses (see Note 15)	970,889	—
Writeoffs	—	(214,523)

Balance at end of year	$2,105,166	$1,134,277

As of December 31, 2005, the balance of trust receipts payable that pertains to purchases of inventories amounts to $3.3 million. The Company is accountable to the banks for the items entrusted or the proceeds generated from any sale of these inventories until such time that the amount financed by the banks is paid. The corresponding trust receipts payable to the banks are presented as current liabilities in the consolidated balance sheets and bear average annual interest rate of 6.60% in 2005 and 5.15% in 2004.

In 2005, the increase in allowance for inventory losses amounting to $1.0 million pertains to the additional provisions for inventory losses during the year.

6. Land Held for Sale

As of December 31, 2005, Pacsem Realty is in negotiation for the sale of a parcel of land it owns which is situated in Philtown Industrial Estate in Tanauan, Batangas with a land area of 35,033 square meters. The held for sale criteria under FASB Statement 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” had been met. On June 28, 2006, a Deed of Absolute Sale was entered into by Pacsem Realty and IGC Realty Inc. (IGC Realty, an unrelated company,) for the sale of such parcel of land. The selling price for the sale of the parcel of land is PhP75, 700,000 (equivalent to $1,425,881 as of December 31, 2005) which is payable immediately upon the execution of the contract. Accordingly, the carrying value of the parcel land was adjusted to its fair value less cost to sell amounting to $1.3 million, which was determined based on the agreed selling price for the subsequent sale. The resulting $1.4 million impairment loss was recorded as part of “Special charges” account in the 2005 consolidated statement of operations (see Note 15).

The carrying value of such parcel of land as of December 31, 2004 was reclassified from “Property, plant and equipment” account to “Land held for sale” account in the 2004 balance sheet and presented as part of noncurrent assets.

7. Other Current Assets

Other current assets consist of:

	2005	2004
Deposits—net of allowance for probable losses of $19,100 in 2005	$130,471	$84,542
Tax credits—net of allowance for unrecoverable tax credits of $9,761 in 2005 and $9,207 in 2004	98,691	93,090
Input tax—net of allowance for unrecoverable input tax of $126,489 in 2005 and $119,309 in 2004	—	—
Prepayments and others	92,997	212,326

	$322,159	$389,958

Tax credits were issued by the BOC and may be used for payment of import duties due to the BOC.

Deposits include advance payments to suppliers for the acquisition of raw materials.

Input tax represents the balance of input VAT paid on purchases of capital goods, for which claims for refund from the BOC have not yet been filed. As discussed in Note 16, PSi Technologies can no longer claim net input VAT paid as a PEZA-registered entity from BOC as a result of its registration with PEZA.

8. Property, Plant and Equipment

Property, plant and equipment consist of:

	2005	2004
Land	$—	$157,192
Machinery, equipment and accessories	127,391,562	127,495,273
Leasehold improvements	5,748,074	5,906,147
Office furniture, fixtures and equipment	4,834,732	5,021,763
Transportation equipment	786,312	842,063

	138,760,680	139,422,438
Less accumulated depreciation	94,774,406	78,819,357

	43,986,274	60,603,081
Construction in progress	36,792	2,231,469

	$44,023,066	$62,834,550

This account includes machinery and equipment and computer equipment acquired under capital lease arrangements (see Note 12). The related depreciation of the leased assets, amounting to $142,182 in 2005 and $142,202 in 2004, was computed on the basis of the Company’s depreciation policy for owned assets.

On February 27, 2004, the Company pledged certain of its machinery, equipment and accessories, covered by a Mortgage Trust Indenture with Rizal Commercial Banking Corporation — Trust and Investments Division as the trustee, in favor of KBC N.V.- Philippine Branch, with an appraised value then of $2.1 million, in accordance with the Letter of Credit and Trust Receipt Facility Agreement (KBC Agreement) between the Company and KBC N.V.- Philippine Branch. As of December 31, 2005, the balance of trust receipts payable to KBC N.V.- Philippine Branch amounted to $3.3 million which is included under the “Trust receipts payable” account in the consolidated balance sheets. As discussed in Note 1, KBC N.V.- Philippine Branch has ceased operations effective April 30, 2006 and consequently, the KBC Agreement and all other related agreements shall be transferred to KBC N.V.- Hong Kong Branch effective June 10, 2006, under terms, rights and obligations similar to those provided in the KBC Agreement.

Office furniture, fixtures and equipment includes software costs with net carrying amount of $321,627 and $564,051 as of December 31, 2005 and 2004, respectively. Amortization of software costs included under “depreciation expense” accounts amounted to $236,216, $240,642, and $451,727 in 2005, 2004 and 2003.

The total depreciation of property, plant and equipment amounted to $18.2 million, $17.0 million and $15.5 million in 2005, 2004 and 2003, respectively.

Although there was a noted recovery in most of the Company’s power and non-power package assembly and test services in the first two quarters of 2003, the assets related to certain power packages remained at low utilization rates relative to the Company’s projections and are no longer expected to reach previously anticipated utilization levels. Operating margins on such products were negative. The events triggered an impairment review in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in 2003. This review included a company-wide evaluation of underutilized and/or unutilized assets that could be sold and a detailed update of operating and cash flow projections. As a result of such analysis, management decided to exit certain power package products. The Company recorded an asset impairment charge of $10.5 million in 2003 based on forecasted discounted cash flows from the continued use of these assets. Impairment losses on property and equipment in 2003 are included under “Special charges account” in the 2003 consolidated statement of operations.

The “Construction in-progress” account as of December 31, 2004 includes the cost of the construction of a third facility in Laguna (Site 3). Site 3 was acquired to meet additional capacity requirements meant to service the then forecasted increase in demand in 2000. However, with the downturn in the semiconductor industry worldwide, the Company’s plan to expand in Site 3 did not materialize. Although the construction of the building was completed, the power and electrical cable, floor design, clean room and anti-static facilities, among others, required by a semiconductor plant, have not been laid-out or installed.

In 2003, an independent firm of appraisers was engaged to assist in the determination of the fair value of the Site 3 building and land improvements. The determination of fair value was based on the cost approach. Under this approach, an estimate is made of the current cost of reproduction of a similar building and land improvements in accordance with the prevailing market prices for materials, labor and contractors’ overhead, profit and fees. Adjustments are then made to reflect depreciation resulting from physical deterioration, functional and economic obsolescence based on physical inspection of the building and other land improvements and in comparison with similar new properties. The book value of the Site 3 building and improvements as of December 31, 2003 exceeded the fair value as assessed by the independent appraisers by $891,754, as such, the Company recognized an impairment loss of $891,754 in 2003 and is included under “Special charges account” in the 2003 consolidated statement of operations.

As discussed in Note 4, on January 28, 2005, Pacsem Realty and PSi Laguna entered into separate Contracts to Sell with ILO for the sale of (a) land including parcel of land for which Pacsem Realty has made a deposit of $393,750, recorded under “Other Noncurrent Assets” account in the consolidated balance sheet and (b) building and land improvements (Site 3) for a total consideration of $350,000 and $2.2 million, respectively. The determination of fair value as of December 31, 2004 was based on the expected proceeds as stated in the Contracts to Sell, net of discount. The expected proceeds were discounted using an effective interest rate of 15% determined based on 12% yield rate on 3-year ROP bonds as quoted by the Bureau of Treasury as of January 28, 2005, plus 3% risk-free premium. The book value of the Site 3 building and improvements as of December 31, 2004 exceeded the fair value by $1.3 million, as such, the Company recognized an impairment loss of $1.3 million in 2004 and is included under “Special charges” in the 2004 consolidated statement of operations (see Note 15).

On September 8, 2005, the representatives of the Management Committee of the CHTZ, and The Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plan to convert the Southern Export Processing Zone where PSi Chengdu is located to another commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. The relocation issue which could further drain PSi Chengdu’s resources, coupled with continuous operating and cash flow losses from the start of commercial operations up to 2005, triggered an impairment review in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as of December 31, 2005. Management estimated that the undiscounted future cash flows to be generated by PSi Chengdu to be negative compared with the carrying amount of PSi Chengdu’s long-lived assets of $2.7 million. Management then estimated the fair value of those assets at negative $0.2 million using the expected cash flow approach as a measure of fair value. This resulted in write-down of the assets amounting to $2.7 million which was included under “Special charges” account in the 2005 statement of operations (see Note 15).

Certain of the Company’s customers provide equipment on a consignment basis. The value of the consigned equipment is not reflected among the Company’s property, plant and equipment. Risk of loss and insurance for such assets are borne by the customers.

9. Other Noncurrent Assets

Other noncurrent assets consist of:

	2005	2004
Noncurrent portion of receivable from sale of land and building and land improvements – net (see Note 4)	690,764	—
Deposits – net of allowance for probable losses of $13,697 in 2005	376,351	933,039
Deferred financing charges – net of accumulated amortization of $50,931 in 2005 and $32,090 in 2004	221,634	65,271
Noncurrent portion of receivable from Meralco - net (see Note 4)	202,678	—
Deferred licensing fee- net of accumulated amortization of $10,000 in 2005	90,000	100,000
Others	48,412	74,555

	$1,629,839	$1,172,865

Deposits consist of:

	2005	2004
Advance payments to suppliers for the acquisition of certain machinery, equipment and accessories – net of allowance for probable losses of $13,697 in 2005	$161,162	581,987
Deposit for land to be acquired (net of impairment loss of $272,909 in 2004)	—	120,841
Others	215,189	230,211

	$376,351	933,039

Deposit for land to be acquired was subject to an impairment analysis as part of the cost of Site 3 as discussed in Note 8. In line with the sale of the Company’s Site 3 and building to ILO (see Note 8), the Company paid its outstanding balance for such purchase of land amounting to

$210,000. Thereafter, on June 3, 2005, the title to such property was transferred to the Company, to facilitate sale to ILO.

The amortization expense relating to the deferred licensing fee amounts to $10,000 in 2005. The amortization expense for each of the five succeeding years amounts to $10,000.

10. Loans Payable

This account consists of short-term liabilities to the following creditors:

	2005	2004
RZB-Austria	$9,400,000	$9,800,000
KBC N.V. – Philippine Branch	2,000,000	2,000,000

	$11,400,000	$11,800,000

RZB-Austria

The outstanding liability to RZB-Austria amounted to $9.4 million and $9.8 million as of December 31, 2005 and 2004, respectively. The interest rates in 2005 and 2004 ranged from 6.2% to 8.3% and 4.3% to 5.5%, respectively.

Under the terms of the Credit Facility Agreement with RZB-Austria, PSi Technologies and PSi Laguna shall ensure the collection of certain eligible receivables (trade receivables from third parties denominated in US dollars outstanding for no longer than 90 days from date of invoice) under the Borrowing Base (equivalent to 90% of the value of outstanding eligible receivables plus 100% of the US dollar cash proceeds from eligible receivables to be deposited) to be deposited to an escrow bank account. Further, PSi Technologies and PSi Laguna shall maintain a Borrowing Base to cover outstanding principal drawings under the Credit Facility Agreement at all times. In case of shortfall, the Company shall have three business days to rectify such shortfall based on the Credit Facility Agreement. Withdrawals from the escrow bank account are allowable subject to the conditions discussed in Note 3 to the consolidated financial statements.

Under the terms of the Credit Facility Agreement, PSi Holdings and PSi Technologies are required to comply with certain financial ratios and covenants which shall be calculated based on the U.S. GAAP consolidated financial statements of PSi Holdings and parent company financial statements of PSi Technologies as of December 31, 2005 and 2004 and for the years then ended. As of December 31, 2005, PSi Holdings and PSi Technologies are not in compliance with the financial ratios.

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

However, as discussed in Note 1 to the consolidated financial statements, RZB-Austria has extended the credit facility on April 4, 2006 until December 31, 2006 under terms and conditions similar to the Credit Facility Agreement.

KBC

The Company has a $3 million short term credit facility with KBC N.V.- Philippine Branch of which $2 million was outstanding as of December 31, 2005 and 2004 and another $4 million letter of credit and trust receipt facility of which $3.3 million and $2.6 million was outstanding as of December 31, 2005 and 2004, respectively, and is included under “Trust receipts payable” account in the consolidated balance sheets.

The short term credit facility was secured by trade receivable from a customer (see Note 4). Under the terms of the short term Credit Facility Agreement, PSi Technologies shall ensure the collection of eligible receivable (trade receivables from a customer denominated in US dollars outstanding for no longer than 90 days from date of invoice) under the Borrowing Base (equivalent to 90% of the value of outstanding eligible receivables plus 100% of the US dollars cash proceeds from eligible receivables to be deposited) to be deposited to an escrow bank account. Further, PSi Technologies shall maintain a Borrowing Base to cover outstanding principal drawing under the Credit Facility Agreement at all times. In case of shortfall, the Company shall have three business days to rectify such shortfall based on the Credit Facility Agreement. Withdrawals from the escrow bank account are allowable subject to the condition discussed in Note 3 to the consolidated financial statements.

As of December 31, 2005, the Company has not complied with certain financial ratio requirements under the short-term Credit Facility Agreement with KBC N.V.- Philippine Branch. As discussed in Note 1 to the consolidated financial statements, the Company’s loan account with KBC N.V.- Philippine Branch was assumed by KBC N.V.- Hong Kong Branch starting June 10, 2006. The Agreement including Deed of Assignment of Receivables and other agreement remains in full force and effect after the transfer of the booking of the loan, but KBC N.V.- Hong Kong Branch will assume all the rights and obligations of KBC N.V.- Philippine Branch thereunder. The Company is in discussion with KBC N.V.- Hong Kong Branch for the full payment of the outstanding short term loans including trust receipts payable. As of July 31, 2006, the total outstanding short term loans amounted to $1.75 million while the outstanding trust receipts payable amounted to $0.7 million.

The interest rates ranged from 5.5% to 7.6% and 4.6% to 5.7% in 2005 and 2004, respectively.

11. Trade and Other Payables

Trade and other payables consist of:

	2005	2004
Trade	$18,014,441	$25,481,381
Accrued expenses:
Employee salaries and benefits (see Note 18)	1,666,610	804,408
Rental	367,994	343,922
Utilities	281,085	374,129
Interest and others	1,322,821	1,026,456
Withholding taxes	303,815	342,058

	$21,956,766	$28,372,354

Trade payables include liabilities to equipment suppliers amounting to $1.7 million in 2005 and $6.2 million in 2004.

Accrued employee salaries and benefits include accruals for compensated absences as well as accrued pension benefit costs.

12. Obligations Under Capital Lease

In 2004, PSi Technologies and a supplier entered into a capital lease agreement covering certain machinery and equipment for a period of ten months starting on September 1, 2004, with an option to purchase the assets at a certain purchase price. Should PSi Technologies exercise its option to purchase, the total non-refundable rental fee will be deducted from the cost of the asset and the unpaid purchase price shall be payable in five equal monthly post-dated checks until December 31, 2005. In prior years, PSi Technologies also entered into various capital lease agreements covering certain office equipment for periods ranging from 2 to 3 years. The assets held under capital lease arrangements are included under “Property, plant and equipment” account, and the corresponding liabilities, are included in the consolidated balance sheets at the present value of the minimum lease payments at the inception of the lease, discounted at a nominal rate of 5% for the lease agreement entered into in 2004 and 7% for the lease agreements entered into in prior years, on a pre-tax basis. All obligations under capital lease were paid in full in 2005.

The net book values of assets held under capital lease arrangements are as follows:

	2005	2004
Machinery and equipment	$510,422	$510,422
Office equipment	421,617	421,617

	932,039	932,039
Less accumulated depreciation	480,877	338,695

	$451,162	$593,344

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

In 2003, the Company entered into an agreement to restructure the outstanding liability to a customer. Instead of a final balloon payment in December 2003, the restructuring allowed the Company to pay down the liability on a monthly basis at an amount dependent on the loading of the customer, with final payment in August 2005. The entire liability was fully settled in 2005.

14. Exchangeable Notes

On July 3, 2003 the Company issued a $4 million exchangeable senior subordinated note (2003 Note) to Merrill Lynch, a major stockholder of the Company. On June 2, 2005, the Company issued another $7 million exchangeable senior subordinated note (2005 Note) to the same holder of the 2003 Note. The proceeds of the 2005 Note was used to partially finance capital expenditures related to the introduction of the Power QFN Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables.

The net carrying amount of the 2003 and 2005 Notes (collectively referred to as “the Exchangeable Notes”) Exchangeable Notes as of December 31, 2005 and 2004 is as follows:

	2005	2004
Face value	$11,000,000	$4,000,000
Debt discount	(9,334,108)	(2,475,218)
Accrued interest on Exchangeable Notes converted to principal	784,208	-

	$2,450,100	$1,524,782

The debt discount represents the value of the beneficial conversion feature calculated in accordance with the provisions of EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios.”

The terms and conditions of the 2003 and 2005 Notes are substantially similar in nature. Following are the significant terms of the Exchangeable Notes:

	2003 Note	2005 Note

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

PSi Holdings grants Merrill Lynch an irrevocable right to exchange all or part of its Exchangeable Note to Psi Holdings’ common stock (Common Stock) at a price per share of Common Stock initially equal to $1.00 (Exchangeable Note exercise price), provided however that:

i. If PSi Holdings’ EBITDA for the three-month period ending December 31, 2005 is less than USD$5.5 million, then the Note Exercise Price shall be reduced to $0.90; and

ii. If PSi Holdings’ EBITDA for the three-month period ending March 31, 2006 is less than USD$6.7 million, then the Note Exercise Price shall be reduced to $0.80.

The EBITDA for the three-month period ended December 31, 2005 and is less than $5.5 million. (Note: The EBITDA for the three-month ended March 31, 2006 is less than $6.7 million). As of December 31, 2005, the Exchangeable Note exercise price was reduced to $0.8 per share.

At any time after June 2, 2005, the Exchange Right may be exercised by Merrill Lynch at its sole discretion, in whole or in part until such time as all of the Exchangeable Note is exchanged for Common Stock, paid at maturity or redeemed in accordance with its terms.

PSi Technologies shall not be permitted to prepay the Exchangeable Note in whole or in part.

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

The EBITDA for the three-month period ended September 30, 2003 and December 31, 2003 is less than $3.89 million and $3.92 million, respectively. As of December 31, 2003, the Exchangeable Note exercise price was reduced to $1.15 per share.

At any time after July 3, 2003, the Exchange Right may be exercised by Merrill Lynch at its sole discretion, in whole or in part until such time as all of the Exchangeable Note is exchanged for Common Stock, paid at maturity or redeemed in accordance with its terms.

PSi Technologies shall not be permitted to prepay the Exchangeable Note in whole or in part.

Mandatory Issuance Rights	Merrill Lynch, at its discretion, may elect to replace all of its exchange rights with the right to (i) assign a portion or all of the Exchangeable Note to Psi Technologies; provided however, that prior to such assignment, PSi Technologies shall redeem a portion of such Exchangeable Note and (ii) subscribe for shares of Common Stock (Mandatory Issuance) at a price per share equal to the then par value of one share of Common Stock (Stock Issuance Price).

Redemption	Simultaneous with the consummation of the Mandatory Issuance, PSi Technologies shall redeem from Merrill Lynch for a cash payment (including accrued and unpaid interest) relating to such redeemed Exchangeable Note, a portion of the conversion principal amount of the Exchangeable Note equal to the Issuance Purchase Price of the shares being issued in the Mandatory Issuance.	Simultaneous with the consummation of the Mandatory Issuance, PSi Technologies shall redeem from Merrill Lynch for a cash payment (including accrued and unpaid interest) relating to such redeemed Exchangeable Note, a portion of the conversion principal amount of the Exchangeable Note equal to the Issuance Purchase Price of the shares being issued in the Mandatory Issuance.

Interest	Interest on unpaid principal amount of the Exchangeable Note is at a rate of 10% per annum, payable semi-annually in arrears on each interest payment date; provided that if (a) upon any interest payment date, PSi Technologies is prohibited from paying cash interest due to restrictions in its senior credit facility or (b) PSi Holding’s EBITDA for the two consecutive fiscal quarters ending immediately prior to any interest payment date is less than US$1.0 million, then PSi Technologies may, by notice to Merrill Lynch, elect to pay all or any portion of such interest at the rate aforesaid and shall no longer be considered to be interest due.	Interest on unpaid principal amount of the Exchangeable Note is at a rate of 10% per annum, payable semi-annually in arrears on each interest payment date; provided that if (a) upon any interest payment date, PSi Technologies is prohibited from paying cash interest due to restriction in its senior credit facility, (b) PSi Holding’s earnings before interest taxes depreciation and amortization (EBITDA) for the two consecutive fiscal quarters ending immediately prior to any interest payment date is less than $1.0 million, or (c) PSi Technologies does not pay all or a portion of the interest due on the Note on an interest payment date in 2005, then the Company may, by notice to the Exchangeable Note holder, elect to pay all or any portion of such interest by adding it to the principal amount of the Exchangeable Note, whenever such amount shall bear interest at the rate aforesaid and shall no longer be considered to be interest due.

The exercise price of the 2005 and 2003 Exchangeable Notes is below the prevailing share price of PSi Holdings ADS as of the commitment dates of June 2, 2005 and July 3, 2003, respectively, of $1.66 and $2.08 per share, respectively.

The issuance of 2005 Note also triggered the anti-dilution adjustment. This resulted to a conversion reset of the 2003 Note from the lowest exercise price, which was already set at $1.15 ( since the EBITDA target for the three months ended December 31, 2003 was not met) to $1.06. This resulted to an additional embedded beneficial conversion feature on the 2003 Note amounting to $606,282.

As of December 31, 2005 and 2004, the Exchangeable Notes have a carrying amount of $2.5 million (net of debt discount of $9.3 million) and $1.5 million (net of debt discount of $2.5 million), respectively. Upon redemption or conversion of the Exchangeable Notes prior to June 1, 2008 ( for the 2003 Note) and June 1, 2009 ( for the 2005 Note), any unamortized discount will be charged to operations in the year of redemption or conversion. The embedded beneficial conversion feature recognized as additional paid-in capital amounted to $7.0 million for the 2005 Note and $2.8 million (inclusive of the adjustment to the embedded beneficial conversion of $606,282 resulting from the anti-dilution adjustment triggered by the issuance of the 2005 Note) for 2003 Note as of December 31, 2005.

In 2005, 2004 and 2003, the Company recognized debt discount amortization of $0.8 million, $0.7 million and $0.1 million, respectively, and these are presented as part of “Interest and bank charges” account in the consolidated statements of operations.

On December 31, 2005 in accordance with the terms of Exchangeable Notes, PSi Technologies formally informed Merrill Lynch that the outstanding accrued interest on the Exchangeable Notes as of said date amounting to $0.8 million will not be settled through payment but was converted to principal amount of the Exchangeable Notes.

15. Special Charges

Special charges consist of the following:

	2005	2004	2003
Impairment losses on property, plant and equipment (see Notes 6 and 8)	$4,221,665	$1,263,132	$11,367,649
Provision for inventory losses (see Note 5)	970,889	—	881,236
Write-off of inventories	44,929	—	521,884
Provision for probable losses	43,346	—	—
Write-off of deposit	—	—	125,000

	$5,280,829	$1,263,132	$12,895,769

16. Income Tax

The components of the Company’s deferred tax assets and liabilities are as follows:

	2005	2004
Deferred tax assets—current:
Allowance for inventory losses	$83,945	$43,358
Accrual for retirement benefits	11,090	2,021
Less valuation allowance	95,035	6,590

	$—	$38,789

Deferred tax assets - noncurrent:
NOLCO	$2,960,231	$3,064,276
Impairment losses	658,352	480,763
Accrual for retirement benefits	42,858	23,450
Unrealized foreign exchange losses	18,456	—
Excess of rental under operating lease agreement computed on a straight-line basis over the amount based on lease agreements	11,261	8,075
Stock compensation cost	2,941	3,108
MCIT	2,771	5,495
Depreciation recognized as a result from change in remaining useful life of certain machinery and equipment	124,860	59,457

	3,821,730	3,644,624
Less valuation allowance	3,821,730	3,566,022

	$—	$78,602

Total deferred tax assets	$—	$117,391

The net increase in the valuation allowance amounted to $344,153 in 2005 and $673,518 in 2004 and the net decrease in the valuation allowance amounted to $1,599,698 in 2003.

NOLCO can be claimed as deduction from taxable income subject to tax at 35% as follows:

Year Incurred	Expiry Date	Amount
December 31, 2005	December 31, 2008	$1,319,460
December 31, 2004	December 31, 2007	2,900,588
December 31, 2003	December 31, 2006	4,237,754

		$8,257,802

The NOLCO can only be used to offset against any income from non-registered activities while MCIT can only be carried forward and credited against any normal income tax due for the three immediately succeeding taxable periods.

In May 2004, the area within the FTI Complex where the facilities of PSi Technologies are located was declared as an export zone. As part of its tax planning strategy, PSi Technologies registered as a PEZA enterprise. All of its operations which was previously entitled to ITH incentive or subjected to 32% income tax after expiration of the ITH incentive shall be taxed at 5% of gross income in lieu of all taxes. Gross income, for purposes of computing the special tax due under Section 24, of the Implementing Rules and Regulations (IRR) of Republic Act # 7916 refers to gross sales or gross revenues derived from business activity within the ECOZONE, net of sales discounts, sales returns and allowances and minus costs of sales or direct costs but before any deduction is made for administrative expenses or incidental losses during a given taxable period. The allowable deductions from gross income are specifically enumerated in the IRR. PSi Technologies did not avail of any tax incentives in 2005 and 2004. Consequently, certain deferred tax benefits shall no longer be deductible items of PSi Technologies. The deferred tax assets have been reduced to the extent that such will not be of benefit to PSi Technologies.

Geographic sources of loss before income tax and minority interest are as follows:

	2005	2004	2003
Philippines	$14,753,098	$11,953,063	$20,925,443
Foreign	4,875,961	2,356,973	—

	$19,629,059	$14,310,036	$20,925,443

The Company’s revenues are generated from Philippine and China operations.

The reconciliation between the Company’s Philippine statutory income tax rate and effective income tax rates is as follows:

	2005	2004	2003
Statutory income tax rates	33%	32%	32%
Income tax effects of:
Revenues and expenses covered by PEZA registration	(12)	(11)	(2)
Foreign exchange adjustments	(14)	(10)	(12)
Write-off of NOLCO	—	(6)	—
Nontaxable losses from foreign operations	(8)	(5)	—
ITH incentives on registered activities	—	1	—
Change in tax rate due to approval of PEZA registration	—	—	(9)
Losses of registered activities subject to ITH	1	—	—
Valuation allowance	1	2	(10)

Effective income tax rates	1%	3%	(1%)

Foreign exchange adjustments represent a nondeductible tax item for Philippine tax reporting purposes which is a permanent difference on the U.S. GAAP book basis.

17. Registrations with the BOI and PEZA and Agreement with CHTZ

PSi Technologies

•	PEZA Registration

On May 17, 2004, PSi Technologies was registered with PEZA under the Omnibus Investment Code of 1987 and RA No. 7916 for the manufacture of semiconductor devices for export and importation of raw materials, machinery and equipment, and other materials used in manufacture of semiconductor devices at the Food Terminal Incorporated—Special Economic Zone (FTI-SEZ).

As a PEZA registered entity, PSi Technologies is subject to a 5% tax on gross income less allowable deductions, as defined in RA No. 7916, as amended by RA No. 8748, in lieu of all national and local taxes, except real property tax on land leased by PSi Technologies in FTI-SEZ. The 5% tax on gross income shall be paid and remitted as follows:

(a) Three percent (3%) to the National Government; and

(b) Two percent (2%) to the treasurer’s office of the municipality or city where the enterprise is located.

As a result of the registration with PEZA, PSi Technologies can no longer claim net input VAT in the form of TCCs.

On October 27, 2004, the BOD of PEZA approved, through Resolution No. 04-359, the application of PSi Technologies for the registration of its new activity, particularly the manufacture of Powermite and Quad Flat No Leads (QFN) semiconductor products (New Activity). The New Activity shall be entitled to incentives granted to non-pioneer projects under RA No. 7916, as amended, as indicated on the Supplemental Agreement between the Company and PEZA executed on June 9, 2005.

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

The BOI registration of PSi Technologies is deemed cancelled upon its registration with PEZA. PSi Technologies did not avail of any tax incentives in 2005, 2004 and 2003.

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

Under the terms of the PEZA registration, PSi Laguna is entitled to ITH incentives as follows:

Devices	ITH Period
Triac devices	January 2005 – January 2009
Rectifier devices	July 2000 - July 2004
Small signal transistor	December 2000 - November 2004

As a PEZA-registered entity, PSi Laguna is subject to a 5% tax on gross income less allowable deductions, as defined in RA No. 7916, as amended by RA No. 8748, in lieu of all national and local taxes, except real property tax on land leased by the PSi Laguna in ECOZONE, similar to those provisions discussed in a previous paragraph.

ITH incentives availed of in 2005 and 2004 amounted to $26,346 ($0.002 per share) and $12,400 ($0.001 per share), respectively. No tax incentive was availed of in 2003 as PSi Laguna was in a tax loss position. On January 27, 2005, PSi Laguna and PEZA signed a Supplemental Agreement in line with the application of PSi Laguna for the registration of its new activity, particularly the manufacture of triac devices. Under the terms of the Supplemental Agreement, the Project shall be entitled to all incentives for non-pioneer projects under RA No. 7916. PSi Laguna started commercial operation of this Project on January 3, 2005.

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

As discussed in Note 1 of the consolidated financial statements, on April 5, 2006, the Board of Directors of PSi Technologies and PSi Mauritius thru its subsidiary, PSi Chengdu, has informed the Management Committee of the Chengdu Hi-Tech Zone of its decision to close PSi’s facility in Chengdu, Sichuan, China. Commercial operations ceased by end of April 2006. PSi Chengdu is currently in the process of liquidation/dissolution.

18. Pension Benefit Plan

The Company has a defined pension benefit plan that covers all of its officers and full-time employees in the Philippines. Pension costs are charged to operations and are based on amounts computed by an independent actuary.

The components of net periodic pension cost for the defined benefit plan are as follow:

	2005	2004	2003
Service cost of current year	$94,998	$85,662	$58,815
Loss on curtailment/settlement	211,613	—	—
Interest cost on projected benefit obligation	80,550	63,618	49,280
Supplemental benefit payments from the Company	40,689
Net amortization and deferrals	24,089	(6,894)	137
Actual return on plan assets	(14,831)	(8,379)	(9,422)
Adjustment for the year	—	—	(7,793)

Total pension expense	$437,108	$134,007	$91,017

The following table sets forth the funded status and the amounts recognized in the consolidated balance sheets for the defined benefit retirement plan:

	2005	2004
Change in benefit obligation:
Benefit obligation, beginning of year	$488,204	$536,941
Actuarial adjustment	1,173,359	(170,865)
Service cost	94,998	85,662
Interest cost	80,550	63,618
Curtailment and settlement	(130,315)	—
Benefit paid from plan assets	(34,889)	—
Benefit payments from the Company	(23,085)	(19,622)
Translation adjustment	73,212	(7,530)

Benefit obligation, end of year	$1,722,034	$488,204

Change in plan assets:
Fair value of plan assets, beginning of year	$151,376	$145,011
Actual return on plan assets	14,831	8,379
Curtailment and settlement	(96,179)	—
Benefits paid	(34,889)	—
Translation adjustment	4,720	(2,014)

Fair value of plan assets, end of year	$39,859	$151,376

Funded status	($1,682,176)	($336,829)
Unamortized transition obligation	2,767	2,741
Unrecognized net actuarial loss (gain)	1,146,382	(43,795)
Adjustment for minimum pension liability	(483,861)	—

Accrued benefit cost	($1,016,888)	($377,883)

The accumulated benefits obligation amounted to $1,056,747and $274,279 as of December 31, 2005 and 2004 respectively. The Company recognized a minimum pension liability adjustment amounting to $483,861 in 2005 reported as other comprehensive loss in the 2005 consolidated statements of changes in stockholders’ equity.

It is the Company’s policy to invest pension fund assets in fixed income debt securities. In determining the overall expected long-term rate-of-return-on assets assumption, due consideration was given to the historical performance of plan investments. As of December 31, 2005 and 2004, the plan assets primarily consisted of investment in debt securities. The Company expects to make cash contributions amounting to $50,000 to its pension plan in 2006. The significant assumptions used in determining the actuarial present value of the projected benefits obligations are as follows:

	2005	2004	2003
Weighted average assumptions:
Discount rate	10.1%	13.8%	12.4%
Expected return on plan assets	7.0%	6.3%	6.0%
Rate of compensation increase	7.0%	5.0%	5.0%

The table below presents the expected compulsory pension benefits of the Company to be paid out of the fund for the next ten years:

Year	Amount
2006	$209,042
2007	213,583
2008	219,993
2009	223,561
2010	242,971
2011 to 2015	$1,296,157

The current and noncurrent portions of the accrued retirement benefit costs are as follows:

	2005	2004
Current portion (included under “Trade and other payables” account)	$209,040	$30,028
Noncurrent portion -includes minimum pension liability of $483,861	807,848	347,855

	$1,016,888	$377,883

As of December 31, 2005, outstanding payable for curtailments amounted to $84,762 and is included in the “Trade and other payables” account in the 2005 consolidated balance sheet.

The measurement date of the Company’s December 31, 2005 actuarial valuation is December 31, 2005.

19. Stock Option (SO) Plan

The BOD has approved the following stock option grants for certain directors, officers and employees:

Date of grant	Exercise price	Number of shares granted	Vesting period	Exercise period

February 22, 2000	$13.30	627,100	5 years from date of grant	3 years after the vesting date

June 16, 2000	13.30	10,000	5 years from date of grant	3 years after the vesting date

February 24, 2004	3.25	121,000	5 years from date of grant	3 years after the vesting date

July 15, 2005	3.00	500,000	3 years with a lock-up period of 2 years and can automatically vest upon a change in control in the Company	not applicable

On February 22, 2000, the Company’s stockholders approved the SO Plan. Under the SO Plan, the total number of shares of the Company that may be distributed shall not exceed 741,162 common shares, and participation shall be limited to certain directors, officers and employees. On the same date, 627,100 options were granted at an exercise price of $13.30 per share. Another 10,000 shares with the same terms as the initial award was granted on June 16, 2000 to include another officer. On February 24, 2004, 121,000 options were granted at an exercise price of $3.25 per share and with a fair value of $3.09 per share. On a calendar year basis, these options vest over five years from the date of grant and will expire three years from the vesting date. On July 15, 2005, the Company granted a one time 500,000 options to the new Chief Operating Officer which will vest in (3) years with a lock up period of (2) years, at an exercise price of $3.00 per share and with a fair value of $0.51 per share. Such stock option can automatically vest upon a change in control in PSi Holdings. Change in control is defined to include a merger or other business combination, sale of substantially all of company’s assets or sale of more than 50% of Company’s common stock to the extent more than half of the Company’s publicly listed shares are sold in connection herewith.

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

The Company applies APB Opinion No. 25 and related interpretations in accounting for its SO plans. Because of forfeitures, the Company recognized a reversal of stock compensation expense amounting to $82,068 in 2005. For each of the years ended December 31, 2004 and 2003, total stock compensation expense amounted to $653,207 and $235,110, respectively. These are included under “General and administrative” account in the consolidated statements of operations. A summary of the status of the Company’s SO Plan as of December 31, 2005, 2004 and 2003, and changes during the years then ended are presented below:

	2005		2004		2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	655,660	$11.45	580,350	$13.30	596,350	$13.30
Granted	500,000	3.00	121,000	3.25	—
Expired	(69,647)	13.30	(38,190)	13.30	–—
Forfeited	(98,500)	8.50	(7,500)	13.30	(16,000)	13.30

Outstanding at end of year	987,513	7.34	655,660	11.45	580,350	13.30

Options exercisable at yearend	472,347	13.13	348,210	13.30	232,140	13.30

The weighted average remaining contractual life of the options as of December 31, 2005 is 3.3 years.

The Company uses the Black-Scholes option pricing model to calculate the value of the options at date of grant using the following assumptions:

	2005	2004	2000
Volatility	0.78%	1.07%	0.94%
Risk free interest rate at date of grant	3.1%	4.0%	6.8%
Dividend yield	0%	0%	0%
Expected term	4 years	4 to 8 years	4 to 8 years

20. Related Party Transactions

•	Advances to officers represent outstanding market rate loans to certain officers granted in December 1998 and November 2000. The balance of $4,488 as of December 31, 2004 was fully collected as of December 31, 2005.

•	In 2003 and 2005, PSi Technologies issued a $4.0 million and $7.0 million exchangeable senior subordinated note payable to Merrill Lynch, a major stockholder of the Company, due in 2008 and 2009, respectively. (See Note 14).

21. Operating Lease Commitments

The Company leases certain of its office spaces and warehouse until 2020 and land until 2008. The leases are renewable at the end of the respective lease terms under such terms and conditions the parties may mutually agree upon.

The Investment Agreement between PSi Technologies and the Management Committee of CHTZ signed on December 7, 2003 contains provisions for the lease of two pre-fabricated factories and two adjacent parcels of land in the Sichuan Chengdu Export Processing Zone. The term of both leases is three years from the date the lease begins. The leases also contain options to purchase the factories and the right to use the land. The lease expires on December 7, 2006. With the closure of Chengdu facility, the Company will not renew the lease once it expires.

The following is a schedule of future annual minimum rental payments (converted at PhP53.09 for Philippine Pesos and Chinese Renminbi RMB8.07 to $1, the exchange rates as of December 31, 2005) as of December 31, 2005:

Year	Amount
2006	$856,870
2007	877,869
2008	602,192
2009	524,798
2010	552,913
2011 and thereafter	5,838,070

$9,252,712

Rent expense amounted to $1,077,460, $1,147,979 and $646,159, for the years ended December 31, 2005, 2004 and 2003, respectively.

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

Cash and Restricted Cash

The carrying amount approximates fair value because of the short maturity of the instruments.

Short-term Borrowings (Loans Payable and Trust Receipts Payable)

Short-term borrowings bear interest at variable rates that reflect currently available terms and conditions for similar borrowings. The carrying amount of this debt is a reasonable estimate of the fair value.

Long-term Liability Due to a Customer

Long-term liability due to a customer bears imputed interest at rates that reflect currently available terms and conditions for similar debt. The carrying amount of this debt is a reasonable estimate of the fair value.

Exchangeable Notes

The fair value of the Exchangeable Notes $11.5 million is based on the present value of future cash flows discounted using 8.38%.

23. Reporting Segment

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

The Company is primarily engaged in one industry segment, semiconductor assembly and test services. Revenues summarized by geographic region (by customer domicile), are as follows:

	2005	2004	2003
United States	25.24%	30.67%	37.97%
Europe	69.68%	61.68%	51.09%
Asia	5.08%	7.65%	10.94%

	100.0%	100.0%	100.0%

The Company’s top five customers, as a percentage of its total revenues, are as follows:

Year	Percentage to Total Revenue
2005
Infineon Technologies, Inc.	34.51%
Philips Semiconductors	17.34%
ST Microelectronics	16.18%
Semiconductor Components Industries, Ltd.	13.56%
Texas Instruments, Inc.	5.00%
2004
Infineon Technologies, Inc.	30.2%
ST Microelectronics	17.5%
Semiconductor Components Industries, Ltd.	13.7%
Philips Components Philippines, Inc.	10.5%
Texas Instruments, Inc.	9.0%
2003
Infineon Technologies, Inc.	33.9%
Texas Instruments, Inc.	18.6%
Semiconductor Components Industries, Ltd.	12.7%
Philips Components Philippines, Inc.	8.6%
Fairchild Semiconductor International, Inc.	7.0%

As a result of such concentration of the customer base, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to, any of these customers could materially and adversely affect the Company’s results of operations and financial position.

24. Computation of Earnings Per Share

	2005	2004	2003
Net loss	($19,749,547)	($14,648,091)	($20,710,997)
Adjusted weighted average number of common shares issued and outstanding during the year	13,289,525	13,289,525	13,289,525

Earnings per share	($1.49)	($1.10)	($1.56)

Potentially dilutive Exchangeable Note and stock options which would have antidilutive effect on earnings per share were excluded from the computation of earnings per share.

25. Contingencies

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

In June 2004, an agreement of settlement was submitted to the court for preliminary approval. The court requested that any objections to preliminary approval of the settlement be submitted by July 14, 2004 and the underwriter defendants formally objected to the settlement. The plaintiff and issuer defendants separately filed replies to the underwriter defendants’ objections to the settlement on August 4, 2004. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement cases. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. The settlement fairness hearing was held on April 24, 2006, and the court reserved decision. If the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. As of August 14, 2006, the motion for final approval of the settlement is pending before the court.

Due to inherent uncertainties of litigation and because the settlement approval process is at a preliminary stage, the Company cannot accurately predict the ultimate outcome of the matter.

b.	On November 19, 2003, PSi Technologies filed an injunction complaint against Manila Electric Company (Meralco) to enjoin it from disconnecting its supply of electric service on account of a billing differential in the amount of PhP 21.2 million reckoned from April 1, 1998 to July 12, 2002. The billing differential came about from a defective meter installation by Meralco. Claiming negligence on the part of Meralco, the Company refused to pay the full amount and offered settlement of PhP 2.0 million. Meralco insisted on full payment, hence the filing of the complaint. The Company does not believe that the ultimate outcome of the proceedings will have a material adverse effect on the Company’s overall financial position and results of operations. As of August 14, 2006, the case is pending pre-trial after referral of the case for mediation proved fruitless.

26. Subsequent Events

a.	As discussed in Note 1 to the consolidated financial statements, on April 5, 2006, the BOD of PSi Technologies and PSi Mauritius thru its subsidiary, PSi Chengdu, informed the Management Committee of the Chengdu Hi-Tech Zone of its decision to close PSi’s facility in Chengdu, Sichuan, China. Commercial operations ceased by end of April 2006. As of August 15, 2006, PSi Chengdu is currently in the process of liquidation/dissolution.

The criteria for considering the assets of PSi Chengdu as “held for sale” and its operations as “discontinued operations” under SFAS 144 were complied with in 2006. The estimated severance and other liquidation costs that will be incurred in relation to the discontinuation of China operations is estimated at $0.8 million and such cost will be recognized in 2006.

b.	On April 19, 2006, Philippine Veterans Bank has approved a revolving promissory note line (RPNL) amounting to $3 million with sub limit for letter of credit amounting to $450,000. The RPNL is subject to annual review up to April 11, 2010 and has 90 days availability period. Drawing is allowed upon presentation of acceptable receivables. Consequently, the company and the bank signed a Revolving Promissory Note Line Agreement on July 13, 2006.

c.	On June 19, 2006, the Company and a major customer have entered into a sales/investment agreements whereby the customer will load certain guaranteed chips for one year on certain packages from start date while the Company will invest $4.17 million in the assembly and test equipment needed for packaging. The contract also provides price adder and compensation charge in case of shortfall of loading from the customer.

d.	On June 28, 2006, the Company through its subsidiary, Pacsem Realty has entered into a Deed of Absolute Sale with IGC Realty Inc. (IGC, an unrelated company) for the sale of land currently not in use for $1.5 million. In accordance with the terms of the Deed of Absolute Sale entered into by Pacsem Realty and IGC, the purchase consideration is payable immediately upon execution of the contract

e.	On July 7, 2006, Banco de Oro , a major Philippine bank has approved a $10 million credit line and $1 million Foreign Exchange Settlement Line with maturity until July 31, 2008. The terms and conditions governing the said facility were also released on August 7, 2006, however, the loan agreement is still being finalized.

f.	On June 30, 2006, the Company notified US SEC that the filing of the December 31, 2005 20F will be delayed and that the Company expects to file such 20F not later than 45 days after the prescribed due date. On July 13, 2006, the Company received a Nasdaq staff determination letter indicating that the Company failed to submit Form 20F as required by marketplace rule 4320 (e) (12), and that its securities are therefore, subject to delisting from the Nasdaq Small Cap Market. On July 19, 2006, the Company requested for an oral hearing before a Nasdaq Listing Qualification Panel to appeal the staff determination to delist PSi Holdings’ securities from the Nasdaq Small Cap Market. On July 21, 2006, the Company received Nasdaq’s notice that the delisting action referred in Nasdaq staff determination letter dated July 13, 2006 has been stayed, pending a final written decision by the Nasdaq Listing Qualifications Panel.

g.	On July 17, 2006, the Company received a Nasdaq Staff Deficiency Letter indicating that the Company fails to comply with the minimum bid price requirement for continued listing set forth in marketplace rule 4320 (e) (2) . The Company will be provided 180 calendar days, or until January 16, 2007, to regain compliance with the minimum bid price requirement of $1.00 per American Depository Share of the Company for a minimum of 10 consecutive business days. If the minimum bid price requirement has not been met by January 16, 2007, Nasdaq staff will provide the Company with an additional 180 calendar day compliance period only if the Company meets certain other listing criteria.

27. Other Matters

a.	Shipping and handling costs incurred in 2005, 2004 and 2003 amounted to $986,382, $804,110 and $454,286, respectively.

b.	Advertising expense incurred in 2005, 2004 and 2003 amounted to $21,067, $18,978 and $16,046, respectively.

c.	As of December 31, 2005, the Company has outstanding letters of credit amounting to $1.4 million.

d.	As of December 31, 2005, the Company has unused facility with RZB and KBC which includes credit and trust receipt facility amounting to $600,000 and $1.5 million, respectively.