Form 20-F/A
period 2005-12-31
PSI TECHNOLOGIES HOLDINGS INC
filed 2006-08-16
CIK 1106714

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

Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 on form 20-F/A (the “Amendment”) hereby amends the form 20-F of PSi Technologies Holdings, Inc. for the year ended December 31, 2005, as originally filed with the Securities and Exchange Commission on August 15, 2006 (the “Original Filing”). The Amendment is being filed solely to fix inadvertent typographical errors and make other corrections in the following sections of the Original Filing relating to:

•	Item 3—Key Information, Selected Financial Data presented in tabular form Consolidated Statements of Operations on page TX2
The gain (loss) on disposal of property and equipment in 2003 should be presented in parenthetical form.

The cash flows from operating activities and cash flows from financing activities in 2005 should be presented as ($1,884) and $6,675 instead of ($2,232) and $6,849, respectively.

•	Item 5—Critical Accounting Policies, Impairment of Long-Lived Assets discussion on page TX 49
The “Valuation and Impairment” subtitle should be deleted.

•	Item 5—Critical Accounting Policies, Loss from Operations discussion on page TX 56
The operating expenses and loss from operations in 2005 should be presented as $15,048 and ($16,930) instead of $15,047 and ($16,929), respectively.

•	Item 18—Consolidated Statement of Operation for the year ended December 31, 2005 on page F-3.
Interest and bank charges in 2005 should be presented in parenthetical form.

•	Item 18—Consolidated Statement of Cash Flows for the year ended December 31, 2005 on pages F-5 and F-6
The decrease (increase) in other current assets and net cash used in investing activities in 2005 should be presented as $445,595 and ($1,884,289) instead of $97,809 and ($2,232,075), respectively.

Payment of exchangeable note issuance costs and net cash provided by financing activities in 2005 should be presented as ($173,893) and $6,675,051 instead of $0 and $6,848,943, respectively. Accordingly, the related figures for cash flows used in investing activities and cash flows from financing activities on page TX2 and discussion of “Liquidity” on page 58 were changed.

•	Note 14 to the Consolidated Financial Statements—Exchangeable Notes
The term “Exchangeable Notes” appeared twice in the second paragraph on page F-30.

•	Note 16 to the Consolidated Financial Statements—Income Tax
The total amount of NOLCO in the tabular presentation on page F-34 should be $8,457,802 instead of $8,257,802.

•	Note 19 to the Consolidated Financial Statements—Stock Option [SO] Plan
The amounts representing fair value refer to value per option rather than per share. Thus, the sentences in Note 19 should read as follows:

“On February 24, 2004, 121,000 options were granted at an exercise price of $3.25 per share with fair value per option of $3.09.”

“On July 15, 2005, the Company granted a one-time 500,000 options to the new Chief Operating Officer which will vest in three (3) years with a lock-up period of two (2) years, at an exercise price of $3.00 per share with fair value of $0.51 per option.

For the convenience of the reader, the Amendment sets forth the Original Filing in its entirety, with the exception of the corrections for typographical errors described above. In addition, this Amendment has been dated August 16, 2006, all certifications of the Company’s Chief Executive Officer and Chief Financial Officer are given as of August 16, 2006. This Amendment does not reflect events occurring after the filing of the Original Filing or modify or update the Original Filing in any way other than to correct the inadvertent typographical errors described above.

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

Statements contained in this annual report on Form 20-F/A and in future filings with the Securities and Exchange Commission, or the SEC, in our press releases or in other public or shareholder communications that are not purely historical facts are forward-looking statements that involve risks and uncertainties. Statements looking forward in time are included in this annual report on Form 20-F/A pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the following:

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

A. Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report. The summary consolidated statements of operations data and summary consolidated balance sheet data in the table below as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere herein. The summary consolidated statements of operations data and summary consolidated balance sheet data are qualified in their entirety by reference to our audited consolidated financial statements and related notes. Our audited consolidated financial statements are reported in U.S. dollars and have been prepared and presented in conformity with United States generally accepted accounting principles, consistently applied for all years.

	For the years ended December 31
	2001	2002	2003	2004	2005
	(Dollar amounts, and number of shares in thousands, except per share data)
Consolidated Statements of Operations:
Revenues	53,512	70,537	76,933	79,139	80,341
Cost of sales	52,239	68,750	75,399	80,002	82,223

Gross profit (loss)	1,273	1,787	1,534	(863)	(1,882)

General and administrative	5,184	5,820	6,621	8,014	7,561
Special charges	—	—	12,896	1,263	5,281
Selling and marketing	966	1,145	762	794	964
Research and development	691	1,253	723	1,008	1,242

Loss from operations	(5,568)	(6,431)	(19,468)	(11,942)	(16,930)

Interest income (expense and bank charges)—net	101	(401)	(1,214)	(2,139)	(2,888)
Foreign exchange gains (losses)—net	796	22	(242)	(322)	(158)
Lease income	—	—	—	92	110
Early retirement cost	(680)	—	—	—	—
Gain (loss) on disposal of property and equipment		39	(1)	1	9
Income on refund from a utility company	—	—	—	—	227

Loss before income tax and minority Interest	(5,351)	(6,771)	(20,925)	(14,310)	(19,630)

Provision for (benefit from) income tax
Current	27	—	6	2	3
Deferred	(9)	62	(231)	367	117

Loss before minority interest	(5,369)	(6,833)	(20,700)	(14,679)	(19,750)

Minority interest	3	48	(11)	31	—
Net Loss	(5,366)	(6,785)	(20,711)	(14,648)	(19,750)

Weighted average number of common shares outstanding	13,290	13,290	13,290	13,290	13,290

Basic earnings per common share (1)	(0.40)	(0.51)	(1.56)	(1.10)	(1.49)

Other Financial Data:
Depreciation	12,035	13,839	15,500	16,965	18,128
Capital expenditures	21,807	18,354	10,177	15,016 (a)	4,403 (a)
Cash flows from operating activities	4,470	1,533	986	8,040	(4,214)
Cash flows used in investing activities	(19,736)	(5,870)	(5,699)	(9,047)	(1,884)
Cash flows from financing activities	5,066	4,252	3,950	1,116	6,675

(a)	Including cost of property and equipment amounting to $1,064 in 2005, $6,695 in 2004, $4,008 in 2003, $10,894 in 2002 and $8,312 in 2001 acquired on account through suppliers’ credits and equipment acquired under capital lease arrangements.

	As of December 31,
	2001	2002	2003	2004	2005
	(thousands of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,793	1,701	936	1,046	1,625
Working capital (2)	(304)	(12,334)	(11,466)	(22,775)	(13,032)
Total assets	105,004	112,792	89,431	88,527	69,531
Long-term debt (3)	3,568	2,987	3,670	3,044	3,258
Total stockholders’ equity	80,281	73,674	56,067	42,072	29,363

(1)	Basic and diluted earnings per share amounts are the same because the effect of the assumed exercise of all outstanding stock options and conversion of the exchangeable note is anti-dilutive.
(2)	Total current assets minus total current liabilities.
(3)	Including current portions of long-term debt, obligations under capital lease and other long-term liabilities amounting to $684, $2,708, $1,766 and $1,171 in 2001, 2002, 2003 and 2004, respectively.

	As of December 31,
	2001	2002	2003	2004	2005
Current assets	21,467	26,505	19,963	21,807	23,878
Current Liabilities	21,771	38,839	31,429	44,582	36,910

Working Capital	(304)	(12,334)	(11,466)	(22,775)	(13,032)

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

On June 19, 2006, we have entered into a sales/investment agreements with a major customer whereby the customer will load certain guaranteed chips for one year on certain packages from start date. We will approximately invest $4.17 million in the assembly and test equipment needed for packaging. The contract also provides price adder and compensation charge in case of shortfall of loading from the customer.

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

Impairment of Long-lived Assets

We review long-lived assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the impairment or Disposal of Long-lived assets.” We assesses the fair value of the assets based on the undiscounted future cash flow such assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, we reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. In 2005, we performed a review to identify equipment with low utilization rates, packages with low margins, and technologies that were not part of our core competency, as candidates for impairment, given the existence of events or changes in circumstances that indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. The undiscounted future net cash flows and fair value of assets are subject to change depending on the actual sales, margins, and salvage value of the impaired assets that may be realized by us in the future.

On September 8, 2005, the representatives of the Management Committee of the CHTZ and The Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plan to convert the Southern Export Processing Zone where PSi Chengdu is located to another commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. The relocation issue which could further drain PSi Chengdu’s resources, coupled with continuous operating and cash flow losses from the start of commercial operations up to 2005, triggered an impairment review in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as of December 31, 2005. Management estimated that the undiscounted future cash flows to be generated by PSi Chengdu to be negative compared with the carrying amount of PSi Chengdu’s long-lived assets of $2.7 million. Management then estimated the fair value of those assets at negative $0.2 million using the expected cash flow approach as a measure of fair value. This resulted in write-down of the assets amounting to $2.7 million which was included under “Special charges” account in the 2005 consolidated statement of operations.

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

Loss from Operations

	For the years ended December 31 (Thousands of dollars)
	2003	% change from 2002	2004	% change from 2003	2005	% change from 2004
Revenue	76,933	9.1%	79,139	2.9%	80,341	1.5%
Cost of Sales	75,399	9.7%	80,002	6.1%	82,223	2.8%
Operating Expenses	21,002	155.6%	11,079	(47.3%)	15,048	35.8%

Loss from Operations	(19,468)	202.7%	(11,942)	(38.7%)	(16,930)	41.8%

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

Investing Activities

Net cash used in investing activities totaled $1.9 million in 2005 compared to $9.0 million in 2004. In 2005, these investments consisted mainly of acquisition of additional assembly and test equipment and facilities and facilities support equipment for Taguig, Laguna and Chengdu. As of December 31, 2005, we had outstanding equipment purchased through suppliers’ credits amounting to $1.1 million.

Financing Activities

Net cash provided by financing activities totaled $6.7 million in 2005 and $1.1 million in 2004. In 2005, cash from financing activities was primarily generated from the proceeds of the $7.0 million exchangeable note issued on June 2, 2005, a decrease in restricted cash, offset by payments of short term loans and obligations under capital leases and payments. In 2004, cash from financing activities was primarily generated from short-term lines of credit and proceeds from trust receipts, offset by payments of loans, payments of obligations under capital leases, and payments of long-term liability due to a customer. As of December 31, 2005, we had $11.4 million in short-term loans and $3.5 million in trust receipts payable.

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

Capital Resources

Our continued operations as a going concern is dependent on its ability to generate sufficient cash flows from operations and/or seek other sources of financing; however there is no assurance that positive operating results can be achieved nor that any additional financing or refinancing can be obtained on favorable terms, if at all. To address the foregoing, we are undertaking the following:

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

We have a $10 million credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria) of which $9.4 million was outstanding as of December 31, 2005. As of December 31, 2005, PSi Holdings and PSi Technologies had not complied with certain financial ratio requirements under the credit facility from RZB-Austria based on a test of compliance with loan covenants based on the U.S. GAAP audited consolidated financial statements of PSi Holdings as of and for the year ended December 31, 2005. On April 4, 2006, RZB-Austria extended the credit facility until December 31, 2006 under similar terms and conditions.

We also have a $3 million short-term credit facility with KBC Bank N.V.—Philippine Branch of which $2 million was outstanding as of December 31, 2005 and another $4 million letter of credit and trust receipt facility of which $3.3 million is outstanding as of December 31, 2005. The short term credit facility was secured by accounts receivable from a customer (see Note 10 to the Consolidated Financial Statements). As of December 31, 2005, PSi Holdings and PSi Technologies have not complied with certain financial ratio requirements under the Loan Agreement with KBC Bank N.V.—Philippine Branch. On March 10, 2006, KBC Bank N.V.—Philippine Branch informed us that it is terminating the credit facility it extended to the Company effective May 9, 2006. On May 26, 2006, KBC Bank N.V.— Philippine Branch advised the Company that the KBC Bank N.V.—Philippine Branch ceased operations effective April 30, 2006 and that in view of such cessation, the loan account will be assumed by KBC Bank N.V.—Hong Kong Branch starting June 10, 2006. The loan agreement, including the deed of assignment of receivables and other agreements related thereto, remains in full force and effect after the transfer of the booking of the loan, but KBC Bank N.V.—Hong Kong Branch will assume all the rights and obligations of KBC Bank N.V.—Philippine Branch thereunder. We are in discussion with KBC Bank N.V.—Philippine Branch for the full payment of the outstanding short-term loans including trust receipts payables. As July 31, 2006 the total outstanding short-term loans amounted to $1.75 million while the outstanding trust receipts payable amounted to $0.7 million.

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

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Ramon R. del Rosario, Jr., an independent director, qualifies as an audit committee financial expert serving in our audit committee.

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

Audit Fees. Audit fees include fees for professional services rendered in connection with the audit of our annual consolidated financial statements set forth in our Annual Report on Form 20-F/A and services provided by the independent auditors in connection with statutory and regulatory filings or engagements. This category also includes out-of-pocket expenses incurred by the independent auditors in connection with the audit of our consolidated financial statements. These expenses include costs of items such as telephone, research material, facsimile, overnight mail, messenger, administrative support, travel, meals, accommodations and other expenses specifically related to the audit engagement.

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

ITEM 16D    EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E    PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

PART III

ITEM 17	CONSOLIDATED FINANCIAL STATEMENTS

Please see Item 18.

ITEM 18	CONSOLIDATED FINANCIAL STATEMENTS

ITEM 19	EXHIBITS

Exhibit Number	Description
1.1	Articles of incorporation of our company (incorporated herein by reference to Exhibits 3.1 and 3.2 to our registration statement on Form F-1, as amended (Registration Statement No. 333-9110)).

2.1	Registration rights agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 3 to our filing on Schedule 13D dated May 29, 2001).

3.1	Shareholders’ agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 2 to our filing on Schedule 13D dated May 29, 2001).

4.1	Share purchase agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 1 to our filing on Schedule 13D dated May 29, 2001).

4.2	$4,000,000 Exchangeable Senior Subordinated Note issued by PSi Technologies, Inc. to Merrill Lynch Global Emerging Markets Partners, L.P., dated July 3, 2003 (incorporated herein by reference to Exhibit 4.2 to our filing on Form 20-F dated June 30, 2004).

4.3	Investment Cooperation Agreement with the Chengdu Hi-Tech Zone, dated December 7, 2003 (incorporated herein by reference to Exhibit 4.3 to our filing on Form 20-F dated June 30, 2004).

4.4	Lease Contract with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., dated January 19, 2004 (incorporated herein by reference to Exhibit 4.4 to our filing on Form 20-F dated June 30, 2004).

4.5	Non-compete Agreement with Arthur J. Young, Jr., dated November 4, 1997 (incorporated herein by reference to Exhibit 4.5 to our filing on Form 20-F dated June 30, 2004).

4.6	Lease dated February 1, 2003 between PSi Technologies, Inc. and Food Terminal Incorporated (incorporated herein by reference to Exhibit 4.6 to our filing on Form 20-F dated June 30, 2004).

4.7	Supplemental Agreement dated November, 1999 between PSi Technologies, Laguna, Inc. and RBF Development Corporation (incorporated herein by reference to Exhibit 4.7 to our filing on Form 20-F dated June 30, 2004).

Exhibit Number	Description
4.8	Consulting Agreement dated August 9, 1999 between PSi Technologies Holdings, Inc. and Firebird Consulting Group LLC (incorporated herein by reference to Exhibit 4.8 to our filing on Form 20-F dated June 30, 2004).

4.9	Letter of Appointment of William J. Meder dated June 26, 2002 (incorporated herein by reference to Exhibit 4.9 to our filing on Form 20-F dated June 30, 2004).

4.10	Consulting Agreement dated September 13, 2004 between PSi Technologies Holdings, Inc. and K. Kanapathi (incorporated herein by reference to Exhibit 4.10 to our filing on Form 20-F dated July 15, 2005).

4.11	$7,000,000 Exchangeable Senior Subordinated Note issued by PSi Technologies, Inc. to Merrill Lynch Global Emerging Markets Partners, LLC (incorporated herein by reference to Exhibit 4.11 to our filing on Form 20-F dated July 15, 2005).

4.12	Contract to Sell dated January 28, 2005 between PACSEM Realty, Inc. and ILO Land, Inc. (incorporated herein by reference to Exhibit 4.12 to our filing on Form 20-F dated August 15, 2006).

4.13	Contract to Sell dated January 28, 2005 between PSi Technologies Laguna, Inc. and ILO Land, Inc. (incorporated herein by reference to Exhibit 4.13 to our filing on Form 20-F dated August 15, 2006).

4.14	Sales/Investment Agreements between PSi Technologies, Inc. and Infineon Technologies (Malaysia) Sdn. Bhd. dated June 19, 2006 (portions omitted pursuant to a request for confidential treatment) (incorporated herein by reference to Exhibit 4.14 to our filing on Form 20-F dated August 15, 2006).

4.15	Basic Agreement between PSi Technologies, Inc. and Siemens Aktiengesellschaft, Berlin and Müchen dated September 7, 1998 (incorporated herein by reference to Exhibit 4.15 to our filing on Form 20-F dated August 15, 2006).

4.16	Individual Agreement between PSi Technologies, Inc. and Siemens Components (Advanced Technology) Sdn. Bhd. dated September 7, 1998 (incorporated herein by reference to Exhibit 4.16 to our filing on Form 20-F dated August 15, 2006).

8.1	Significant subsidiaries (please see “Item 4—Information on Our Company—Organizational Structure” of this Form 20-F/A).

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PSi Technologies Holdings, Inc.

/s/ ARTHUR J. YOUNG, JR.
Name: Title:	Arthur J. Young, Jr. President & Chief Executive Officer

Date: August 16, 2006

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

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31
	2005	2004	2003
REVENUES (Notes 1 and 23)	$80,340,821	$79,138,898	$76,932,587
COST OF SALES (Notes 8, 18, 19 and 21)	82,223,113	80,001,987	75,398,262

GROSS PROFIT (LOSS)	(1,882,292)	(863,089)	1,534,325

OPERATING EXPENSES
General and administrative (Notes 18, 19 and 21)	7,560,676	8,013,506	6,621,631
Special charges (Notes 5, 6, 8 and 15)	5,280,829	1,263,132	12,895,769
Selling and marketing	963,843	794,169	762,708
Research and development	1,241,508	1,008,075	722,857

Total Operating Expenses	15,046,856	11,078,882	21,002,965

LOSS FROM OPERATIONS	(16,929,148)	(11,941,971)	(19,468,640)

OTHER INCOME (EXPENSES)
Interest and bank charges (Notes 10, 12, 13 and 14)	(3,044,022)	(2,152,933)	(1,346,687)
Foreign exchange losses—net	(158,292)	(322,225)	(241,516)
Income on refund from a utility company (Note 9)	226,909	—	—
Lease income	110,340	92,560	—
Gain (loss) on disposal of property and equipment	8,995	757	(1,482)
Interest income	156,159	13,776	132,882

	(2,699,911)	(2,368,065)	(1,456,803)

LOSS BEFORE INCOME TAX	(19,629,059)	(14,310,036)	(20,925,443)

PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 16 and 17)
Current	3,096	1,947	5,859
Deferred	117,392	366,821	(230,977)

Total Provision for (Benefit from) Income Tax	120,488	368,768	(225,118)

LOSS BEFORE MINORITY INTEREST	(19,749,547)	(14,678,804)	(20,700,325)
MINORITY INTEREST	—	30,713	(10,672)

NET LOSS (Note 24)	($19,749,547)	($14,648,091)	($20,710,997)

Weighted Average Number of Common Shares Outstanding (Note 24)	13,289,525	13,289,525	13,289,525

Basic and Diluted Earnings Per Common Share (Note 24)	($1.49)	($1.10)	($1.56)

COMPREHENSIVE LOSS
Net loss	($19,749,547)	($14,648,091)	($20,710,997)
Minimum pension liability adjustment—net (Note 18)	(483,861)	—	—

Total Comprehensive Loss	($20,233,408)	($14,648,091)	($20,710,997)

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

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	($19,749,547)	($14,648,091)	($20,710,997)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	18,127,966	16,965,334	15,500,325
Provision for/impairment losses (Note 15)	4,221,665	1,263,132	11,367,649
Stock compensation costs (reversal) (Note 19)	(82,068)	653,207	235,110
Amortization of debt issuance costs and discount	774,922	633,389	158,265
Interest on exchangeable notes converted to principal (Note 14)	784,208	—	—
Accretion of interest receivable from sale of land, building and improvements	(151,227)	—	—
Unrealized foreign exchange losses	97,017	117,858	54,478
Loss (gain) on disposal of property and equipment	(8,995)	(757)	1,482
Income on refund from Manila Electric Company (Meralco) (Notes 4 and 9)	(226,909)	—	—
Provisions for (recovery or benefit from):
Deferred income tax	117,392	366,821	(230,977)
Pension expense	155,145	134,007	91,016
Reversal of allowance for doubtful accounts (Note 4)	(25,220)	—	6,325
Inventory losses (Note 5)	970,889	—	881,236
Probable losses	43,346	—	—
Write-off of inventories and deposit	44,929	—	646,884
Write-off of unrecoverable tax credit certificates and input taxes	—	230,101	6,376
Minority interest	—	(30,713)	10,672
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	(3,158,636)	441,928	2,413,083
Advances to officers	4,488	1,012	37,413
Inventories	1,539,605	(2,423,705)	1,199,315
Other current assets	63,559	1,098,660	554,951
Increase (decrease) in:
Trade and other payables	(7,757,837)	3,241,957	(11,242,964)
Income tax payable	1,348	(3,912)	5,859

Net cash provided by (used in) operating activities	(4,213,960)	8,040,228	985,501

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(3,338,879)	(8,320,472)	(6,169,586)
Proceeds from sale of property and equipment	1,008,995	1,255	54,633
Decrease (increase) in other noncurrent assets	445,595	(727,350)	416,227

Net cash used in investing activities	(1,884,289)	(9,046,567)	(5,698,726)

(Forward)

	Years Ended December 31
	2005	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availments of:
Loans payable	$—	$4,500,000	$4,400,000
Exchangeable note	7,000,000	—	4,000,000
Net proceeds from (payments of) trust receipts payable	312,195	888,468	(1,319,791)
Decrease (increase) in restricted cash	1,107,370	(1,107,369)	—
Payments of:
Loans payable	(400,000)	(1,300,000)	(2,300,000)
Exchangeable note issuance costs	(173,893)	—	(490,546)
Liability due to a customer	(709,947)	(1,662,450)	(200,000)
Obligations under capital lease	(460,674)	(202,314)	(139,962)

Net cash provided by financing activities	6,675,051	1,116,335	3,949,701

EFFECT OF FOREIGN EXCHANGE RATE CHANGES IN CASH	2,109	(157)	(1,320)

NET INCREASE (DECREASE) IN CASH	578,911	109,839	(764,844)
CASH AT BEGINNING OF YEAR	1,045,758	935,919	1,700,763

CASH AT END OF YEAR	$1,624,669	$1,045,758	$935,919

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired on account under accounts payable	$1,063,914	$6,185,099	$3,967,002
Notes receivable from sale of land, building and improvements	1,173,462	—	—
Receivable from MERALCO	226,909	—	—
Equipment acquired under capital lease arrangement	—	510,422	40,892
Deferred license fee	—	100,000	—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$2,101,577	$1,607,159	$552,870
Income tax	1,749	3,912	—

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

4. Trade and Other Receivables

Trade and other receivables consists of:

	2005	2004
Trade	$14,077,523	$10,800,924
Current portion of receivable from sale of land, building and land improvements – net	383,924	—
Current portion of receivables from employees	280,152	294,155
Current portion of receivable from Manila Electric Company (Meralco) – net	24,231	—
Others	211,104	54,766
Allowance for doubtful accounts	(196,190)	(221,410)

	$14,780,744	$10,928,435

Movements in the allowance for doubtful accounts are as follows:

	2005	2004
Balance at beginning of year	$221,410	$226,652
Provisions (recovery from reversal of allowance) for doubtful accounts	(25,220)	—
Write-offs	—	(5,242)

Balance at end of year	$196,190	$221,410

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

In 2003, the Company entered into an agreement to restructure the outstanding liability to a customer. Instead of a final balloon payment in December 2003, the restructuring allowed the Company to pay down the liability on a monthly basis at an amount dependent on the loading of the customer, with final payment in August 2005. The liability was fully settled in 2005.

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

The net carrying amount of the 2003 and 2005 Notes (collectively referred to as “the Exchangeable Notes”) as of December 31, 2005 and 2004 is as follows:

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

		$8,457,802

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

The measurement date of the Company’s December 31, 2005 actuarial valuation is December 31, 2005.

19. Stock Option (SO) Plan

The BOD has approved the following stock option grants for certain directors, officers and employees:

Date of grant	Exercise price	Number of options granted	Vesting period	Exercise period

February 22, 2000	$13.30	627,100	5 years from date of grant	3 years after the vesting date

June 16, 2000	13.30	10,000	5 years from date of grant	3 years after the vesting date

February 24, 2004	3.25	121,000	5 years from date of grant	3 years after the vesting date

July 15, 2005	3.00	500,000	3 years with a lock-up period of 2 years and can automatically vest upon a change in control in the Company	not applicable

On February 22, 2000, the Company’s stockholders approved the SO Plan. Under the SO Plan, the total number of shares of the Company that may be distributed shall not exceed 741,162 common shares, and participation shall be limited to certain directors, officers and employees. On the same date, 627,100 options were granted at an exercise price of $13.30 per share. Another 10,000 shares with the same terms as the initial award was granted on June 16, 2000 to include another officer. On February 24, 2004, 121,000 options were granted at an exercise price of $3.25 per share and with a fair value of $3.09 per option. On a calendar year basis, these options vest over five years from the date of grant and will expire three years from the vesting date. On July 15, 2005, the Company granted a one-time 500,000 options to the new Chief Operating Officer which will vest in three (3) years with a lock-up period of two (2) years, at an exercise price of $3.00 per share and with a fair value of $0.51 per option. Such stock option can automatically vest upon a change in control in PSi Holdings. Change in control is defined to include a merger or other business combination, sale of substantially all of company’s assets or sale of more than 50% of Company’s common stock to the extent more than half of the Company’s publicly listed shares are sold in connection herewith.

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