Form 20-F
period 2006-12-31
PSI TECHNOLOGIES HOLDINGS INC
filed 2007-07-16
CIK 1106714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

Act of 1934:

None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2006, the close of the period covered by the annual report:

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

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

*	Omitted because the item is inapplicable.
**	We have responded to Item 18 in lieu of this item.

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

Unless the context indicates or otherwise requires, references to the “Company” the “PSi Companies,” “we,” “us,” “our” and similar plural pronouns are references generally to PSi Technologies Holdings, Inc. (“PSi Holdings”) and its consolidated subsidiaries. For more information on our consolidated subsidiaries, see Note 2 to our consolidated financial statements.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the following:

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

We have based these forward-looking statements on our own information and on information from other sources that we believe are reliable. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict, and therefore, our actual results may differ materially from those expressed, forecasted or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the risk factors described in this Annual Report on Form 20-F (in the section entitled “Item 3—Key Information—D. Risk Factors”). Other unknown or unpredictable factors also could harm our future results. Under no circumstances should the inclusion of such forward looking statements in this Annual Report on Form 20-F be regarded as a representation or warranty by us with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward looking statements included in this Annual Report on Form 20-F are made only as of the date of this Annual Report on Form 20-F and we cannot assure you that projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included in this Annual Report. The selected consolidated financial data as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 have been derived from our historical consolidated financial statements, which are not included in this Annual Report. You should read the selected consolidated financial data in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements, both of which are included in this Annual Report. We restated our historical results to reflect PSi Technologies Chengdu Company Limited or PSi China operations as discontinued operations. The summary consolidated statements of income data and summary consolidated balance sheet data are qualified in their entirety by reference to our audited consolidated financial statements and related notes. Our audited consolidated financial statements, which have been audited by SyCip Gorres Velayo & Co. or SGV & Co., a member firm of Ernst & Young Global, are reported in U.S. dollars and have been prepared and presented in conformity with U.S. generally accepted accounting principles or GAAP, consistently applied for all years presented.

	For the years ended December 31
	2002	2003	2004	2005	2006
	(In thousands of U.S. dollars, except per share amounts and weighted average number)
Consolidated Statements of Operations:
Revenues	70,537	76,933	78,089	72,868	89,737
Cost of sales	68,750	75,399	77,683	74,548	85,597

Gross profit (loss)	1,787	1,534	406	(1,680)	4,140

General and administrative	5,820	6,615	7,029	6,243	6,930
Special charges	—	12,896	1,263	2,072	2,239
Selling and marketing	1,145	762	787	962	669
Research and development	1,253	723	925	1,201	1,151
Provision (reversal of allowance) for doubtful accounts	—	6	—	(85)	10

Loss from operations	(6,431)	(19,468)	(9,598)	(12,073)	(6,859)

Interest expense and bank charges—net	(401)	(1,214)	(2,137)	(2,874)	(3,358)
Foreign exchange gains (losses)—net	22	(242)	(311)	(151)	(530)
Lease income	—	—	92	110	135
Loss on disposal of obsolete inventories	—	—	—	—	(96)
Gain (loss) on disposal of property and equipment	39	(1)	1	9	(7)
Income on refund from a utility company	—	—	—	227	91

Loss before income tax and minority interest	(6,771)	(20,925)	(11,953)	(14,754)	(10,624)

Provision for (benefit from) income tax
Current	—	6	2	3	191
Deferred	62	(231)	367	117	—

Loss before minority interest	(6,833)	(20,700)	(12,322)	(14,874)	(10,815)

Minority interest	48	(11)	31	—	—
Loss from continuing operations	(6,785)	(20,711)	(12,291)	(14,874)	(10,816)
Loss from discontinued operations	—	—	(2,357)	(4,876)	(785)

Net Loss	(6,785)	(20,711)	(14,648)	(19,750)	(11,600)

Weighted average number of common shares outstanding	13,290	13,290	13,290	13,290	13,290

Basic and Diluted Earnings per common share(1):
From continuing operations	(0.51)	(1.56)	(0.92)	(1.12)	(0.81)
Net loss per common share	(0.51)	(1.56)	(1.10)	(1.49)	(0.87)

Other Financial Data:
Depreciation	13,839	15,500	16,965	18,128	14,702
Capital expenditures(2)	18,354	10,177	15,016	4,403	8,718
Cash flows from/ (used in) operating activities	1,533	986	8,040	(4,214)	11,073
Cash flows used in investing activities	(5,870)	(5,699)	(9,047)	(1,884)	(4,947)
Cash flows from/ (used in) financing activities	4,252	3,950	1,116	6,675	(4,488)

(1)	Basic and diluted earnings per share amounts are the same because the effect of the assumed exercise of all outstanding stock options and conversion of the exchangeable note is anti-dilutive.
(2)	Including cost of property and equipment amounting to $2,481 in 2006, $1,064 in 2005, $6,695 in 2004, $4,008 in 2003 and $10,894 in 2002 acquired on account through suppliers’ credits and equipment acquired under capital lease arrangements.

	As of December 31,
	2002	2003	2004	2005	2006
	(In thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,701	936	1,046	1,625	3,270
Working capital(1)	(12,334)	(11,466)	(22,775)	(13,032)	(13,392)
Total assets	112,792	89,431	88,527	69,531	61,777
Long-term debt(2)	3,012	3,701	3,074	3,294	7,699
Total stockholders’ equity	73,674	56,067	42,072	29,363	16,350

(1)	Total current assets minus total current liabilities.
(2)	Including current portions of long-term debt, obligations under capital lease and other long-term liabilities amounting to $2,733, $1,797, $1,201, $36, and $65 in 2002, 2003, 2004, 2005 and 2006, respectively.

	As of December 31,
	2002	2003	2004	2005	2006
	(In thousands of U.S. dollars)
Current assets	26,505	19,963	21,807	23,878	24,401
Current liabilities	38,839	31,429	44,582	36,910	37,793

Working capital	(12,334)	(11,466)	(22,775)	(13,032)	(13,392)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors below are associated with our company and our American Depositary Shares (“ADSs”). An investment in our ADSs involves a high degree of risk. Before purchasing our ADSs, you should carefully consider all of the information set forth in this Annual Report on Form 20-F and, in particular, the risks described below. If any of the following risks actually materialize, our business, financial condition and results of operations would likely suffer materially, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

The risks and uncertainties below are not the only ones we face, but represent the risks that we believe are material. However, there may be additional risks that we currently consider not to be material or of which we are not currently aware and these risks could have the effects set forth above.

RISKS RELATED TO OUR BUSINESS

Our customers may stop or reduce their outsourcing, which will reduce demand for our services and cause our revenue to decrease.

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

Our top five customers accounted for approximately 76% in 2002, 81% in 2003, 81% in 2004, 87% in 2005 and 91.0% in 2006 of our total revenues (including revenue generated by discontinuing operations). Infineon Technologies, Inc. (“Infineon”) has been our largest customer since 2003, accounting for approximately 30%, 35% and 48% of our total revenues in 2004, 2005 and 2006, respectively. On June 19, 2006, the Company and Infineon signed a Sales and Investment Agreement for the supply of certain power packaging devices for a period of one year from the time that production capacity is put in place. If our relationship with Infineon were to erode, our business and results of operations would be materially and adversely affected.

We have lost major customers in the past and could lose other major customers in the future. For example, in 2005, Fairchild Korea Semiconductor or Fairchild Korea, terminated its relationship with us. Fairchild Korea accounted for 5.6%, 3.1% and 1.9% of our total revenues in 2003, 2004 and 2005, respectively. We cannot guarantee that our largest customers will continue to book the same level of sales with us that they have in the past or will not solicit alternative suppliers. Many of our major customers operate in cyclical businesses that are also highly competitive, and their own demand and market positions may vary considerably. Such customers have in the past and may in the future vary order levels significantly from period to period. It would be difficult for us to quickly replace a major customer that permanently discontinues or significantly reduces its commercial relationship with us, as new customers usually require us to pass a lengthy and rigorous qualification process. Also, semiconductor companies generally rely on service providers with which they have established relationships to meet their assembly and testing needs for existing and future applications. If any one of our key customers were to reduce its purchases significantly, any inability on our part to attract new major customers or shift our excess production capacity to our remaining customers could materially impact our financial viability and profitability.

Most of our customers are not obligated to purchase any minimum amount of our products or services and we do not have a significant backlog. We may not receive sufficient customer orders in the future to meet our costs and remain profitable.

Most of our customers are not obligated to purchase any minimum amount of our assembly and test services or to provide us with binding forecasts for any period. As a result, we have no significant backlog, which makes it difficult for us to forecast our revenue for any future period. We expect that revenue in any quarter will continue to be substantially dependent on orders received during that quarter. The level of orders we receive from our customers has varied and may continue to vary significantly from quarter to quarter. In some cases, we experienced unfilled orders as our customers encountered wafer supply constraints arising from the time required to ramp-up their wafer fabrication facilities. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as they have in prior periods.

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

We increased and plan on continuing to increase our assembly and test capacity in order to grow our business. This required and will require substantial capital expenditures, primarily for additional assembly and test equipment, and facilities support equipment. We have already made and will continue to make these capital expenditures and we cannot assure you that our sales will increase or that our revenues and cash flow are sufficient to cover these capital expenditures and the outcomes and results of our investments and capital expenditures may differ materially from our expectations. Our failure to increase our revenue and/or margins or obtain additional financing following significant capital expenditures could materially harm our business, financial condition and results of operations, as we may not be able to offset our increased costs, cash flow requirements and related depreciation expense.

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

In July 2003, we issued a $4.0 million, 5-year exchangeable senior subordinated note to Merrill Lynch Global Emerging Markets Partners, LLC (Merrill Lynch LLC), an affiliate of Merrill Lynch Global Emerging Market Partners, L.P. (Merrill Lynch), due in 2008 which bears interest at a rate of 10% per annum, net of Philippine withholding tax. The exchangeable note was issued to pay off certain liabilities related to our capital expenditures incurred in 2002, which were due by the end of the second and third quarters of 2003 and could not be paid out of current cash flow from operations or available lines of credit. Over the course of the first and second quarter of 2003, the Company pursued several possible avenues of financing but no such alternative could be put in place in time to pay for the liabilities. In June 2005, we issued a $7.0 million, 4-year exchangeable senior subordinated note to Merrill Lynch LLC, due in 2009, which bears interest at a rate of 10% per annum, net of Philippine withholding tax. The proceeds of the note was used to partially finance capital expenditures related to the introduction of the Company’s Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes.”

We have a $10 million credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (“RZB-Austria”) of which $9.7 million was outstanding as of December 31, 2006. As of December 31, 2006, we have not complied with certain financial ratio requirements under the short term credit facility from RZB-Austria. The credit facility was for a period from 2002 and renewed every year thereafter until December 31, 2005. However, on April 4, 2006, RZB-Austria extended the credit facility granted to PSi Technologies, Inc. or PSi Technologies and PSi Technologies Laguna, Inc. or PSi Laguna until December 31, 2006 under similar terms and conditions. On April 27, 2007, we entered into a Second Supplemental Agreement with RZB-Austria under which the credit facility was extended from December 31, 2006 until March 31, 2008. However, RZB-Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest shall be immediately due and payable. Under the agreement, RZB-Austria also agreed to delete the financial covenants section in its entirety. However, we will provide RZB-Austria with our audited financial statements within six months from the end of the calendar year and interim financial statements within 30 days after the end of the month. We have informed RZB-Austria that we will provide our audited financial statements as of December 31, 2006 as soon as it becomes available. We have a $3 million short-term credit facility and another $4 million letter of credit and trust receipt facility with KBC Bank N.V.—Philippine Branch (“KBC Bank Philippines”). The short-term credit facility is secured by accounts receivable from a customer. As of December 31, 2006, we were not in compliance with certain financial ratio requirements under the loan agreement with KBC Bank Philippines. On March 10, 2006, KBC Bank Philippines terminated its credit facility with us to be effective 60 days from that date. On May 26, 2006, KBC Bank Philippines advised us that it had ceased operations effective April 30, 2006 and that, in view of such cessation, the loan account would be assumed by its Hong Kong branch beginning June 10, 2006. As of December 31, 2006, the aggregate amount of outstanding short term loans under these facilities was approximately $0.5 million. On January 5, 2007, we repaid the entire outstanding amount of the short-term loans and trust receipts.

We have a $3 million revolving promissory note, including a letter of credit of up to $400,000 with Philippine Veterans Bank (“PVB”) a local commercial bank. The facility is subject to annual review by PVB on or before April 11 of each year until April 11, 2010 and a 90-day availability period. As of December 31, 2006, the outstanding loan with PVB amounted to $300,000. The outstanding loan was fully settled on January 5, 2007.

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

We have incurred recurring losses since 2001. Our net loss for the years ended December 31, 2006, 2005 and 2004 amounted to $11.6 million, $19.7 million and $14.6 million, respectively, while deficit amounted to $61.7 million as of December 31, 2006 and $50.1 million as of December 31, 2005. Further, our negative working capital amounted to $13.4 million as of December 31, 2006 and $13.0 million as of December 31, 2005. In 2006 and 2005, we recognized provision for impairment losses on certain property, plant and equipment amounting to $1.9 million and $4.2 million, respectively, primarily due to the net loss position from the start of commercial operations and negative projected cash flows of the China facility, decline in the recoverable value of real estate properties, low sales volume, and idle machinery and equipment which the Company no longer uses in its operations and has zero salvage value.

The foregoing conditions, risks and uncertainties raise substantial doubt as to our ability to continue as a going concern and could affect our ability to develop advanced technology and expanded services, compete against companies with greater operating capacity and financial resources, increase production capacity, obtain assembly and test equipment to meet the demand for our products and services, obtain favorable terms from suppliers, and repay bank loans and obtain additional bank credit facilities. Our continued operation as a going concern is dependent on our ability to generate sufficient cash flows from operations and/or seek other sources of financing; however, there are no assurances that positive operating results can be achieved or that any additional financing or refinancing can be obtained on favorable terms, or at all. We plan to mitigate our going concern risk by engaging in cost reduction measures through plant closures, rationalizing our capital expenditures and promoting better operating efficiencies. In addition, we plan to increase our revenue by targeting higher volume and margin sales from existing and new customers.

We are dependent on entering into financing arrangements with third parties to meet our financing obligations. For more information on these arrangements, see “Note 10 of the Consolidated Financial Statements”. We need a significant amount of capital to fund our capital expenditures and execute our business strategies. We may be unable to repay short-term suppliers and bank credit facilities incurred to fund our capital expenditures program, which would have a negative effect on our operations and financial viability” as discussed in the section of this Annual Report of Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

In difficult market conditions, our high fixed costs adversely impact our financial results.

We are driven to reduce prices in response to competitive pressures and, at the same time, we are also faced with a decline in utilization rates in our plants due to decreases in demand for our power packages. Because our industry is characterized by high fixed costs, we are not always able to reduce our total costs in line with revenue declines. Reduced average selling prices for our power packages, therefore, adversely affect our results of operations. We achieved a gross profit of $4.1 million in 2006, an improvement from a gross loss of $1.7 million in 2005 due to higher sales volume from our top five customers, favorable package mix, an increase in copper price that was passed on to our customers and a decrease in depreciation. We cannot assure you that difficult market conditions will not affect the capacity utilization of our plants and consequently, our future gross profit margins. Further, increased competition in the power semiconductor sector may lead to further price erosion, lower revenue growth rates and lower gross profit margins in the future.

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

Shortages occur in our essential raw materials due to interruptions or limitations in supply or increased demand in the industry. While we believe that we have identified adequate alternative suppliers for our raw materials, any transition to a new supplier could take time, increase costs and disrupt our business. In the past, we have experienced difficulty obtaining acceptable raw materials on a timely basis and delays in the delivery of raw materials we have ordered. We experienced delays in the delivery of lead frames from a major European supplier, due to the inability of the supplier to source copper base material on a timely basis. As copper supply remains constrained, we may continue to occasionally experience these delays in delivery.

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

Although we work closely with our suppliers to avoid these types of shortages, there can be no assurances that we will not encounter these problems in the future. Our quarterly and annual results of operations would be adversely affected if we are unable to obtain adequate supplies of raw materials or equipment in a timely manner or if there were significant increases in the cost of raw materials or problems with the quality of these raw materials.

Our financial condition may be adversely affected by credit risk.

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

In 2006, we acquired property, plant and equipment totaling $8.7 million (including equipment acquired on account through suppliers’ credits of $2.5 million as of December 31, 2006) for our Taguig and Laguna manufacturing facilities. If we experience delays in the purchase and delivery of equipment needed to expand our capacity or support the expansion of capacity, we may not be able to meet the demand for our products and services. Our inability to expand capacity could reduce our ability to meet customer needs, which may prompt our customers to place orders with our competitors.

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

The semiconductor industry experienced a significant downturn in 2001 and the lingering effects of that downturn adversely affected our operating results in the succeeding years. The 2001 downturn was characterized by production overcapacity, reduced product demand, excessive inventories and rapid erosion of average selling prices. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of overcapacity in the semiconductor industry have in the past followed periods of increased demand. In addition, the markets for semiconductors are characterized by rapid technological change, evolving industry standards, intense competition and fluctuations in end-user demand. In 2002, the market for semiconductors stabilized, registering growth in worldwide semiconductor revenues as measured by Semiconductor Industry Association (SIA)/World Semiconductor Trade Statistics (WSTS), of 1.3% and expanded by 28.0%, 6.8% and 8.9% in 2004, 2005 and 2006, respectively. Nonetheless, a future downturn in the semiconductor industry could seriously harm our company. In particular, the combination of weak demand, a sharp correction of inventory by our customers and their end markets, and deterioration in economic performance, particularly in the United States, and an increase in underutilized capacity in 2006 could seriously harm our industry and our company.

Upward changes in the price of copper, gold, crude oil and certain other commodities used by our suppliers or by us as raw materials for our products could materially harm our business by increasing our costs.

We are particularly affected by fluctuations in the prices of commodities such as copper, nickel, aluminum, gold, silver and other metals used in our raw materials and manufacturing process, and higher energy costs. Copper base materials that form part of our finished products are a significant component of our finished product cost. Copper prices have increased by 37% from US$4,585 per ton as of December 31, 2005 to US$6,280 per ton as of December 31, 2006. Crude oil prices were higher by 40.5%, gold prices were higher by 25.8%, silver prices were higher by 50.9%, copper prices were higher by 37% and nickel prices were higher by 158% in 2006 as compared to 2005.

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

Fluctuations in exchange rates could materially harm our business by increasing costs.

Approximately 99.9% of our consolidated revenue is U.S. dollar denominated and our consolidated financial statements are prepared in U.S. dollars. The largest share of our costs is U.S. dollar denominated. Some of our raw material costs are incurred in European euro and Japanese yen. All of our operating expenses are incurred in U.S. dollars and Philippine pesos while our capital expenditures are primarily denominated in U.S. dollars and Japanese yen. As a result, we are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Philippine peso, the Japanese yen and the U.S. dollar, and the European euro and the U.S.

dollar. Since all of our revenues are in U.S. dollars, fluctuations in foreign currency exchange rates, particularly the European euro and Japanese yen, could also increase the price we pay for equipment and raw materials, which could also increase our raw material and equipment costs.

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

We depend on our key executive officers and employees to implement our business plan and oversee our assembly and test processes. It is difficult to attract and retain highly skilled technical, managerial and marketing personnel, and replace key personnel, as competition for qualified personnel in the Philippines is intense. We have had significant executive turnover in the past and may experience difficulty retaining key executives in the future.

On March 31, 2007, Thelma G. Oribello, our Senior Vice President and Chief Finance Officer resigned to join her family in Jakarta, Indonesia. She was replaced by Francisco H. Suarez, Jr., formerly the Chief Financial Officer of SPi Technologies, Inc. Further, in May 2006, our Chief Technology Officer, James Knapp, resigned and he was not replaced until April 2007, when we appointed Thomas Moersheim as our new Chief Technology Officer.

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

Our ability to compete successfully will depend on our ability to operate without infringing on the proprietary rights of others and not breaching licenses granted to us. We have not established procedures to help prevent us from infringing the patented technology of our competitors or other parties. As a result, we may not be aware of the intellectual property rights of others or familiar with the laws governing intellectual property rights in countries where our products are sold. If we become aware that third party-owned intellectual property may affect our business, we intend to either avoid technology protected by existing patents, or to cross-license or otherwise obtain the right to use the process or package technologies we require. We believe that companies in our industry will face more frequent patent infringement claims as the number and coverage of patents, copyrights and other third party intellectual property rights in our industry increases. In the event a valid claim is made against us, we may be required to:

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

Our assembly and test processes are susceptible to human error, which can reduce our productivity and harm our operations.

Our failure to maintain high training standards and monitor our operators could result in significant operator error, which could reduce our production yields, cause us to miss committed deliveries to our customers, erode product quality, damage our customer relationships and materially harm our business. Any lost customers, increased costs, production delays, substantial amounts of returned goods and claims by customers resulting from human error could materially harm our business, financial condition and results of operations.

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

We are subject to liabilities and compliance obligations arising under environmental, health and safety laws. These laws impose various controls on the quality of our air and water discharges, on the storage, handling, discharge and disposal of chemicals the company uses, and on employee exposure to hazardous substances in the workplace. Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. In July 2004, for example, PSi Technologies Laguna received an order from local governmental authorities regarding failure to conform with certain environmental standards. We have since passed the requirements of the standards and paid the applicable penalties and fees. See “Item 4—Information on the Company—Property, Plants and Equipment—Environmental Matters” for more details. We cannot assure you that applicable environmental, health and safety laws will not in the future impose the need for additional capital equipment or other process requirements upon the company, curtail its operations, or restrict its ability to expand its operations. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substance contamination could subject the company to future material liability.

We face numerous risks (including legal, regulatory, managerial and financial risks) as a consequence of the dissolution of PSi Chengdu, our former operating facility in China.

We opened an assembly and test facility in Chengdu, Sichuan Province, People’s Republic of China (“PRC”), in 2004. We incurred $3.8 million in capital expenditures for our new Chengdu facility on the expectation that it would reduce future production costs as a result of the relatively inexpensive labor costs in the region. We also hoped that our Chengdu facility would have created new business and sales opportunities in China. On September 8, 2005, the representatives of the Management Committee of the Chengdu Hi-Tech Zone (“CHTZ”), a government entity of Chengdu City and The Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plan to convert the Southern Export Processing Zone where PSi Chengdu is located to another commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. The relocation issue, which could have further drained PSi Chengdu’s resources, coupled with continuous operating and cash flow losses from the start of commercial operations up to 2005, triggered an impairment review in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as of December 31, 2005. Management estimated that the undiscounted future cash flows to be generated by PSi Chengdu to be negative compared with the carrying amount of PSi Chengdu’s long-lived assets of $2.7 million. Management then estimated the fair value of those assets at negative $0.2 million using the expected cash flow approach as a measure of fair value. This resulted in write-down of the assets amounting to $2.7 million, which was included under “Special charges” account in the 2005 statement of operations.

On April 5, 2006, the Board of Directors of PSi Technologies and PSi Technologies China Holdings Co. Ltd. or PSi Mauritius through its subsidiary, PSi Chengdu, informed the Management Committee of the CHTZ of its decision to close the facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu ceased commercial operations on April 30, 2006. As of May 31, 2007 PSi Chengdu is in the process of completing the requirements for liquidation and dissolution. The outcome and results of the liquidation and dissolution process may differ materially from our expectations, due to a variety of legal, regulatory, managerial and financial risks, including but not limited to:

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

Our ability to compete successfully will depend on our ability to keep labor costs low. We provide compensation, benefits, and a working environment in accordance with standards mandated by Philippine law as applicable, labor regulations and codes, which has resulted in a union-free workplace. Any initiative by the workforce to unionize or the occurrence of high employee turnover in any of our two manufacturing facilities may result in lost productivity and higher labor costs that could materially harm our business, financial condition and results of operations.

We rely on income tax incentives to preserve funds allocated for specific business purposes and a loss of these tax benefits would prevent us from using funds in accordance with our business plan.

As a result of PSi Technologies, Inc.’s decision to register with the Philippine Economic Zone Authority (“PEZA”) as a tax planning strategy, PSi Technologies, Inc. shall henceforth be subject to a final tax, in lieu of all taxes, computed at 5% of gross income less allowable deductions as defined in Republic Act (RA) No. 8748 of the Philippines. PSi Technologies, Inc. availed of ITH incentives amounting to $61,351 in 2006. No income tax incentives were availed by PSi Technologies, Inc. in 2005. Our Laguna facility, through PSi Laguna, Inc., however, received tax incentives amounting to $26,346 in 2005 and $44,271 in 2006.

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

RISKS RELATED TO OUR ADS

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

Our principal shareholders, Merrill Lynch Global Emerging Markets Partners, L.P. (“Merrill Lynch”) and Greathill Pte., Ltd. (“Greathill”), own, in the aggregate, approximately 68.5% of our outstanding voting securities as of December 31, 2006. Greathill was a wholly-owned subsidiary of NJI NO.2 Investment Fund that was in members voluntary liquidation (“NJI”). However, on February 27, 2007, NJI and Primasia and Bridge No. 1 Greater China Secondary Fund L.P. (“Primasia”) entered into a Sale and Purchase Agreement under which NJI transferred its entire shareholdings or 7,630,001 ordinary shares of Greathill to Primasia effective March 1, 2007. Primasia is managed by Primasia Private Equity Management, Ltd. or Primasia Equity. Acting together, or in Merrill Lynch’s case, individually, our principal shareholders will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. See “Item 10—Additional Information—Articles of Incorporation and By-laws.” Matters that require shareholder approval through two-thirds vote include, among other things:

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

Our shareholders do not have preemptive rights. Our principal shareholders have a sufficient number of votes to approve the authorization, sale and issuance of additional shares of common stock or other securities of our company. You do not have a right to participate in any such sale or issuance and as a result your ownership interest in us could be diluted. See “Item 10—Additional Information—Articles of Incorporation and By-Laws” for a discussion on the rights of shareholders.

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

On June 14, 2004, JAFCO Investment (Asia Pacific), Ltd. (“JAFCO”), acting as investment manager for NJI No. 2 Investment Fund, or NJI, requested that we file a registration statement covering the 1,955,741 shares held by NJI pursuant to NJI’s demand registration rights under the Registration Rights Agreement described in Item 7—”Major Shareholders and Related Party Transactions—Related Party Transactions.” The registration request was not ultimately pursued by NJI. Greathill, as NJI’s successor in interest, continues to have the registration rights of NJI under the Registration Rights Agreement.

On March 23, 2007 Primasia Private Equity Management Ltd, on behalf of Greathill, requested that Greathill’s 1,955,741 shares in us be converted into American Depositary Receipts. The application process is expected to commence subsequent to the filing of this Form 20-F with the United States Securities and Exchange Commission or U.S. SEC.

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

RISKS RELATED TO THE PHILIPPINES

Our business may be affected by political or social or economic instability in the Philippines.

On May 10, 2004, the Philippines held a presidential election, where the incumbent President Gloria Macapagal-Arroyo successfully retained her post. Shortly after the elections, allegations of irregularities in the presidential elections, such as stolen ballots and vote buying intensified. The Philippine Congress commenced an inquiry into a wire tapped audio tape which contains a conversation allegedly between President Arroyo and a commissioner of the Commission on Elections discussing the counting of certain votes during the last presidential election. On June 27, 2005, President Arroyo publicly stated that she did speak to a commissioner of the Commission on Elections in order to protect her votes, but not to influence the outcome of the election. Impeachment complaints based on allegations of culpable violation of the Constitution, graft and corruption and betrayal of public trust were filed against President Arroyo with the Philippine Congress. In 2005 and 2006, the Philippine Congress voted to reject the impeachment complaints against President Arroyo.

On May 14, 2007, the Philippines held its national and local elections for the Senate and House of Representatives. The elections resulted in victory for majority of the opposition candidates in the Senate and majority of the Administration candidates in the House of Representatives. In view thereof, any impeachment complaints against President Arroyo will probably not succeed. However, with opposition candidates ruling the Senate, there can be no assurance that economic policies conducive to sustained economic growth will be adopted by the Philippine Congress.

Coup d’etat attempts against the administration of President Arroyo have been reported. On February 24, 2006, President Arroyo declared a state of emergency allowing for warrant less arrests and a temporary take-over of privately-owned utility companies. On March 3, 2006, President Arroyo lifted the state of emergency.

The Philippine government is also facing a fiscal deficit, which it is aiming to eliminate by 2008 by implementing a number of economic reforms.

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

A continuation or worsening of the current financial and economic conditions in the Philippines could materially harm our business, financial condition and results of operations. In particular, our lenders could cancel our short-term credit facilities, which would limit our access to capital to finance our operations, future expansion and development. The cancellation of such facilities or the inability to obtain sufficient capital to finance our operations could materially harm our business.

New laws and regulations, currency devaluation and political instability in the Philippines and foreign countries could make it more difficult for us to operate successfully.

We generate a significant portion of our revenues from international markets, including customers in Southeast Asia, the United States and Europe. All of the facilities currently used to provide our packaging services are located in the Philippines. Our future operations and earnings could be affected by new laws, new regulations, a volatile political climate, and changes in or new interpretations of existing laws or regulations in countries where we have customers or operations. If future operations are negatively affected by these changes, our sales or profits may suffer.

We are vulnerable to natural disasters and other disruptive events.

We currently conduct our assembly and test operations at our facilities in Taguig, Metro Manila and Calamba, Laguna. Significant damage or other impediments to these facilities as a result of:

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

Epidemics, such as the Severe Acute Respiratory Syndrome or avian influenza or other contagious diseases, may adversely affect our operations and our profitability.

Epidemics such as the Severe Acute Respiratory Syndrome (“SARS”) or a potential avian influenza pandemic could materially affect our operations and our financial health. We rely on more than 2,800 individuals located in manufacturing facilities in the Philippines, without whom it is not possible to assemble and test the company’s products. The Philippines was one among 30 countries identified by the World Health Organization wherein there were confirmed cases of SARS, although the magnitude of the illness in the Philippines is substantially less than in other Asian countries such as China, Hong Kong and Taiwan. In 2005 and 2006, there have been no reports of SARS or avian influenza in the Philippines.

During 2004 and 2005, the Philippine Department of Health reported 25 suspected cases of meningococcemia in the northern Philippines tourist city of Baguio, of which 8 cases of the disease have been confirmed since October 2004. The World Health Organization, in its January 12, 2005 advisory, stated that there is no need for members of the public—from the Philippines or from abroad—to avoid travel to Baguio.

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

Terrorist attacks and other acts of violence or war may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States, United States businesses or other countries or foreign businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Our current facilities include administrative, sales, and manufacturing facilities in the Philippines. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas. The armed conflict between coalition forces led principally by the United States against armed forces in Iraq could have a further impact on our domestic and international sales, our supply chain, our production capability and our ability to deliver product to our customers.

The Philippines experienced terrorist incidents in the southern island of Mindanao and bombing threats within Metro Manila. We cannot assure you that political and economic instability in the Philippines or other regions of the world may not also result and will not negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could ultimately have an adverse effect on our business or your investment.

ITEM 4    INFORMATION ON THE COMPANY

A. History and Development of our Company

Our legal name is PSi Technologies Holdings, Inc. We were incorporated on December 10, 1999 in the Republic of the Philippines under the Corporation Code of the Philippines or, Batas Pambansa Blg. 68. Our current corporate form will expire on December 10, 2049 and may be extended by shareholder resolution to be approved by the Philippine Securities and Exchange Commission or PSEC. Our principal executive and registered offices are located at FTI Special Economic Zone, Electronics Avenue, Taguig City, 1604, Philippines. Our telephone number at that address is (632) 838-4966. We maintain an Internet web site at www.psitechnologies.com. Information contained on our web site does not constitute a part of this Annual Report on Form 20-F. Our agent for service of process in the Unites States is Rudy Mateo, at Pacsem Technologies Inc. or Pacsem U.S., 2579 Alemany Boulevard, San Francisco, CA. Our telephone number at that address is (415) 518-5942

The following material corporate events occurred in 2006 and the first half of 2007:

•

On April 5, 2006, PSi Chengdu, the company’s operating facility in Chengdu, Sichuan, China, informed the Management Committee of the Chengdu Hi-Tech Zone of our decision to close PSi Chengdu. Commercial operations ceased by the end of April 2006, with loading from the Chengdu facility having been partially shifted to PSi’s facility in Laguna, Philippines. We recognized a total of US$2.7 million in asset impairment charges in 2005, while severance and liquidation costs associated with the discontinuance of China operations amounted to US$0.8 million in 2006.

•

On June 30, 2006, we notified the SEC that the December 31, 2005 Annual Report on Form 20-F would be delayed and that we expected to file the 20-F no later than 45 days from the prescribed due date of June 30, 2006.

•

On July 13, 2006, we received a Nasdaq Staff Determination Letter indicating that we failed to submit our Annual Report on Form 20-F for the year ended December 31, 2005 as required by Marketplace Rule 4320 (e) (12), and that our securities were, therefore, subject to delisting from the Nasdaq Capital Market pending a hearing before the Nasdaq Listing Qualifications Panel.

•

On July 17, 2006, we received a Nasdaq Staff Deficiency Letter indicating that we failed to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(E). We were provided 180 calendar days, or until January 16, 2007, to regain compliance with the minimum bid price requirement of $1.00 per American Depository Share of the Company for a minimum of 10 consecutive business days. If the minimum bid price requirement had not been met by January 16, 2007, Nasdaq staff would provide us with an additional 180 calendar day compliance period only if we meet certain other listing criteria.

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

•

On July 24, 2006, the Company filed an amendment to its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 to reflect the following: (a) adoption of Financial Accounting Standards Board Interpretation No. (FIN) 46(R), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, (b) correction of errors with respect to the presentation of restricted cash as a separate item in the 2004 consolidated balance sheet, (c) correction of the accounting for the change in the assumed rate at which pension benefits could be effectively settled and (d) correction for the misclassification of certain general and administrative expenses that should be presented as cost of sales and selling and marketing expenses for the years ended December 31, 2004, 2003 and 2002.

•

On August 16, 2006, the Company filed its Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005 and subsequently received a Nasdaq Staff letter on August 17, 2006 indicating that the Form 20-F filing delinquency referenced in the Nasdaq Staff Determination Letter of July 13, 2006 had been cured.

•	On December 12, 2006, Nasdaq Staff notified us that we had regained compliance with the minimum bid price requirement referenced in the Nasdaq Staff Deficiency Letter of July 17, 2006.

•

On March 13, 2007, Thelma G. Oribello, our Senior Vice President and Chief Finance Officer resigned and moved to Jakarta, Indonesia. Ms. Oribello spent over 11 years with the Company as Chief Finance Officer. On January 16, 2007, the Company appointed Mr. Francisco H. Suarez, Jr., formerly the Chief Finance Officer of SPI Technologies, as our new Chief Finance Officer. Mr. Suarez has over 25 years work experience specializing in corporate finance covering the Business Process Outsourcing sector including over 20 years in commercial and investment banking.

•

On April 16, 2007, we appointed Mr. Thomas Moersheim as our new Chief Technology Officer. Mr. Moersheim replaced Mr. Jim Knapp who resigned on May 31, 2006. Mr. Moersheim has over 22 years of work experience with NXP Semiconductors Philippines, Inc. formerly Philips Semiconductors Philippines, Inc), holding various executive positions in Innovation, Customer Support, and Quality and Reliability. Prior to joining us, Mr. Moersheim was the Director for Subcontract Management Philippines of NXP Semiconductors, Industrial Strategy and Operation.

•	On June 29, 2007, we filed Form 12b-25 notifying the U.S. SEC that we will file the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 no later than 15 days after June 30, 2007.

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

We work exclusively with assembly processes that use lead frames or leaded assembly, the only assembly design that can accommodate the high voltage requirements of most power semiconductors. Power assembly differs from non-power assembly because it often requires special solder alloy die bonding machines and heavy-duty wire bonding machines. In addition to the alloy die bonding capability, we provide our customer with an epoxy-based and eutectic die bonding capability. Equipment designed for traditional non-power wire bonding cannot accommodate the large diameter wire required for power semiconductors. Power wire bonding equipment is also moderately more expensive than non-power wire bonding equipment, although the former has a longer useful life.

Although the outside appearance of power conversion packages has experienced minimal changes, packaging technology and know-how have continued to evolve to meet the requirements of increasingly complex semiconductors. The chart below illustrates the major steps in the assembly and test process.

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

Packages

We offer semiconductor packages for both power semiconductor and standard non-power semiconductor applications. Historically, our first package offerings were for standard non-power applications including metal cans for devices such as Field Effect Transistors (“FETs”). and diodes. In 1994, we began offering semiconductor packages specifically for power semiconductor applications. Since 1995, we have focused primarily on providing power semiconductor assembly, test services and packaging, increasing that portion of our business to represent approximately 96.8% of revenue in 2006. In 2004, we started offering and qualifying our Power Quad Flat No-Lead (“PQFN”) packages to our customers. The following table sets out for the periods indicated the percentage of our revenue (including revenue generated by discontinuing operations) by package type:

	Years ended December 31
	2002	2003	2004	2005	2006
Power Semiconductors	89%	94%	95%	97%	97%
Non-power Semiconductors	11%	6%	5%	3%	3%

TOTAL	100%	100%	100%	100%	100%

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

Our power packages are both leaded packages and no-leaded. Leaded packages for power semiconductors product are characterized by metal leads protruding from one or more sides of the package. The metal leads serves as the interconnect medium for the encapsulated semiconductor chip to the outside environment. When attached to a printed circuit board, the metal leads is used to integrate the semiconductor device into the end product. We offer leaded packages that are used in traditional pin-through-hole technology and advanced surface mount technology. Our pin-through-hole packages are designed to be plugged into printed circuit boards by soldering the leads inserted through holes on the board and are generally used for applications with high power requirements and minimal space restrictions. Our surface mount technology packages soldered on lands or pads on the surface of the printed circuit boards and are generally used for applications with height restrictions. The Power QFN package is a quad, flat pack, no lead surface mounted package. The small size and weight along with excellent thermal (heat dissipation) and electrical performance make the package suitable for portable handheld applications where size, weight and package performance are required.

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

•	Power Bipolar Junction Transistors (BJTs). Medium speed switches used for power supplies of a wide variety of electronic products, ranging from computer peripherals to industrial equipment.

•	Insulated Gate Bipolar Transistors (IGBTs).A semiconductor device with a gate behavior similar to a MOSFET and a low on-state collector-emitter voltage similar to a BJT.

The following table lists the power packages we assemble and test:

Package Type and Lead Count	Product Application	End Market

SC-70 (5 leads)	diode, small signal transistor, voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

SOT-23 (3/5 leads)	voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

SOT-223 (3 leads)	voltage regulator, bipolar, diode	home appliances, office/industrial equipment, personal computers, communications equipment

SOT-89 (3 leads)	voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

TO-126/SOT-32 (3 leads)	thyristor, triacs	home appliances

TO-92/DO-92 (3 leads / 2 leads)	transient suppressor, voltage regulator	office/communications equipment

TO-251/TO-252 (IPAK/DPAK) (3 leads/2 and 5 leads)	MOSFET, high power bipolar, voltage regulator, rectifier/diode, triacs	home appliances, personal computers, lighting, automotive

SOT-82 (3 leads)	thyristor, triacs	home appliances

Package Type and Lead Count	Product Application	End Market

PowerFlex™ (2, 3, 5, 7 leads)	voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

Powermite™ (2 and 3 leads)	diode, rectifier, MOSFET, transient suppressor	communications, computers, consumer electronics

LFPAK™ (4 leads)	power transistor, thyristor, IGBT	personal computers, office and communications equipment, automotive systems

Power QFN (Various pad configurations, package sizes and no. of I/O terminals)	diode, small signal and power transistor, thyristor, voltage regulator	communications, computers, consumer electronics

TO-220/DO-220 (2, 3, 5, 6, 7 leads)	voltage regulator, MOSFET, thyristor, triacs, rectifier, diode	automotive systems, home appliances, office/industrial, personal computers, consumer electronics

TO-263 (2, 3, 5 leads)	MOSFET, IGBT, voltage regulator, diode, rectifier, thyristors	home appliances, personal computers

TO-220 full pack or isolated (3 leads/2 leads)	diode, rectifier, MOSFET, IGBT, thyristor, voltage regulator	home appliances, personal computers, automotive

SOT-93 (3 leads)	power transistor, thyristor, IGBT, rectifier thyristors	home appliances

TO-247 (2 and 3 leads)	MOSFET, IGBT, diode, rectifier, thyristor	home appliances, personal computers, automotive

TO-264 (2 and 3 leads)	MOSFET, IGBT, diode, rectifier, thyristor	home appliances, personal computers, lighting, automotive

SOT-227 (4 leads)	MOSFET, diode, rectifier, IGBT, power module	automotive systems, industrial equipment

Power Modules	rectifier, power transistor, thyristor, IGBT	industrial equipment, automotive systems, home appliances

Non-power packages and applications. We assemble and/or test a limited number of standard non-power semiconductor packages primarily for industrial, automotive and military use. The following table lists the non-power packages we assemble and/or test:

Package Type and Lead Count	Product Application	End Market

PDIP (8, 14, 16, 24, 48, 54, 64 leads)	digital signal processor, switch, amplifier	automotive, industrial, communications equipment

SOIC (8 leads)	Amplifier	industrial, consumer, communications equipment, computer

CERDIP (8, 14, 16, 20, 22, 24, 28, 40 leads)	amplifier, diode array	military, industrial equipment

Package Type and Lead Count	Product Application	End Market

CERPACK (3 and 40 leads)	amplifier, diode array	military, industrial equipment

Flatpack (10, 14, 16 leads)	amplifier, diode array	military, industrial equipment

CLCC (3 and 20 leads)	amplifier, diode array	military, industrial equipment

Metal cans (2, 3, 4, 6, 7, 8, 10 pins)	amplifier, diode array	military, industrial equipment

Metal cans (2, 3, 4, 6, 7, 8, 10 leads)	field effect transistor, diode, amplifier	military/commercial, automotive, communications equipment

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

The Semiconductor Industry and the Power Semiconductor Market

Semiconductors are critical components used in an increasingly wide variety of applications. They are used in telecommunications and networking systems, computers and computer peripherals, consumer electronics and home appliances, electronic office equipment, automotive systems and industrial products. According to the Semiconductor Industry Association, revenue for the worldwide semiconductor device market increased by 1.3% to $140.7 billion in 2002, 18.3% to $166.4 billion in 2003, 28.0% to $213.0 billion in 2004, 6.8% to $227.5 billion in 2005 and 8.9% to $247.7 billion in 2006, a record for semiconductor sales. Although the semiconductor industry is highly cyclical, it has grown by a compounded annual growth rate of 12.4% over the past 20 years based on SIA data. The industry’s downturns were caused by a number of factors in the past, including: overcapacity, reduced product demand due to excessive purchases in previous periods, obsolescence, the introduction of new products and technologies, reduction in personal disposable incomes and corporate information technology budgets and other factors, increased competition and lower pricing.

The power semiconductor market is a large and steadily growing segment of the semiconductor industry. Power semiconductors are found in virtually every electronic device as they are needed to switch electrical power on and off, regulate the flow of electricity through electronic devices, and protect electronic components from surges and wear and tear. Based on year-end SIA Blue Book Statistics, we estimate that the worldwide market for power semiconductors grew by 11.2% in 2006. Sales were $21.1 billion in 2005 and $23.5 billion in 2006. The volume shipments also increased from 312.8 billion units in 2005 and 347.6 billion units in 2006. The average selling price remained flat for the two-year period. IMS Research, a research company reveals however that the medium and long-term outlook for the market is very encouraging with Compounded Annual Growth Rate or CAGR of 8.3% forecast for the next five (5) years.

A number of factors contributed to the size of and growth in this industry segment. The proliferation of consumer electronic devices, wireless communications, and mobile computing are factors driving demand for new generations of power semiconductors that are smaller, lighter and more efficient. At the same time, new automotive and industrial applications are creating demand for more powerful, intelligent and reliable power semiconductors for which miniaturization is not a critical factor. Finally, electronics manufacturers are aggressively seeking to reduce manufacturing costs and time-to-market. These factors continue to spur demand for increasingly advanced power semiconductor solutions.

The power semiconductor market has over time, exhibited seasonality in its billings on a quarter-over-quarter basis. Based on statistics from the SIA, growth in quarter-on-quarter billings from power semiconductors were the highest during the second and third quarters. Growth is lower in the first quarter and typically negative in the fourth quarter. We believe that the slow first quarter start of the industry is the result of lower demand visibility at the start of the year. As visibility increases over time, orders typically increase, prompting stronger second and third quarter sequential growth. Generally, third quarter billings are higher than fourth quarter billings as customers usually order product in the third quarter to sell during the Christmas season. With the end of the Christmas build, industry billings typically decline during the fourth quarter.

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

Back-end Production: Assembly and Test. Back-end production refers to the assembly and test of individual semiconductors. The assembly process is necessary to protect the chip, facilitate its integration into electronic systems, limit electrical interference and enable the dissipation of heat from the device. Once the front-end production process is complete, the wafer is transferred to an assembly facility, where it is sawed into individual semiconductor chips. These semiconductor chips are then individually attached by means of an alloy or an adhesive to a lead frame, a metallic device used to connect the semiconductor to a circuit board. Leads on the lead frame are then connected by aluminum or gold wires to the input/output terminals on the semiconductor chip through the use of automated machines known as wire bonders. Each semiconductor device is then encapsulated in a plastic molding compound or ceramic case, forming the package.

After assembly, power semiconductors are tested for different operating specifications, including functionality, voltage, current and timing. The completed packages are then shipped to the customer or to their final end-user destination through drop shipment.

The Trend Toward Outsourcing

In the past, most semiconductors were produced internally by independent device manufacturers, or IDMs. These IDMs designed, manufactured and assembled semiconductors specifically for their own end products.

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

The principal raw materials used in our assembly process are lead frames, molding compound and gold/aluminum wire.

The pricing of our raw materials is currently dictated by the increases in the prices of commodities, which influence total cost. Copper for instance has significantly increased for the past 4 years. In 2004, Copper was at $3,144 per ton based on the historical London Metal Exchange. Copper was at $4,585 per ton in 2005 and $6,280 per ton in 2006. Because copper is the biggest component of our lead frames, a pre-negotiated formula was agreed to almost all lead frame suppliers and reviews for price changes is usually done every quarter. The price of gold wire used for wire bonding changes according to the price of gold in world commodity markets. The price of other commodities used in our raw materials and manufacturing process also changes according to the price of these commodities in world commodity markets. We negotiate with our customers to absorb the impact of these price increases, however, such negotiations may not always be successful. In 2007, we have continued to focus on cost reduction, especially with regard to material and supplier substitution, improvement on material rejection and freight/brokerage reduction. We review weekly the detailed plans defined to support the strategies developed to attain its cost reduction targets.

Crude oil prices were higher by 40.5%, gold prices were higher by 25.8%, silver prices were higher by 50.9%, copper prices were higher by 37%, and nickel prices were lower by 158% in 2006 as compared to 2005. We review and discuss price changes weekly in an internal Cost Review Committee, to develop short-term and long-term strategies and action plans to manage and lower our raw materials costs. For lead frames, we review the prices on a quarterly basis due to the increasing trend in copper prices.

Deliveries of lead frames are based on notice from the Purchasing Department. We provide suppliers with purchase order coverage according to their lead times and also provide them with weekly forecast of demand, which becomes their reference for ordering materials and initiating production. For molding compounds and packaging materials, we have warehousing agreements with two (2) major suppliers wherein each supplier maintains buffer stocks in the warehouse. We will only require delivery according to dice availability from customer. For spare parts we maintain six (6) major suppliers, each under a consignment agreement.

We generally purchase raw materials based on non-binding forecasts provided by our customers. Our customers are generally responsible for any unused raw materials that result from a forecast exceeding actual orders. We however may not be successful all the time in enforcing such requirement from our customers. We work closely with our primary raw materials suppliers to insure that materials are available and delivered on time. We are now moving towards supplier partnership with lead frames and molding compound suppliers. Such move increases the volume leverage thus increases the total cost advantage. We work with several mold manufacturers to produce mold tooling for the plastic packaging.

Marketing and Sales

Our marketing strategy focuses on the power semiconductor market. Our customer marketing efforts are tailored to the needs of leading manufacturers of power semiconductors. Our strategy is to deepen relationships with our current IDM customers by providing them with base capacity versus our historical business model of providing overflow or flux capacity. By providing our customers with base capacity, our customers are able to reduce their internal production capacities to us, thereby minimizing the volatility of our revenue and volumes.

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

We intend to co-develop leading edge packaging and inter-connect technology with our customers to meet their and their end customers’ specific power packaging needs. The Power QFN family of packages is an example of a leading-edge package. Through the intellectual property currently under development for this family of packages, we are co-designing devices with copper clip, and solder die attach, with the goal of meeting customer electrical requirements and industry reliability standards. On November 16, 2005, we filed a U.S. patent application for a method of putting isolated metallic interconnections onto a metallic substrate. In 2005, we qualified and produced the 3x3 Power QFN for our first customer for Power QFN. In 2006, we successfully qualified for production the 5x6 mm and 3.3 x 3.3 mm versions for the Power QFN for our next customers.

We offer our customers the opportunity to purchase only the assembly and test services they request without the obligation to purchase other services we offer. Our customers can also take advantage of our services on a back-end turnkey basis that includes assembly, final test and end-order fulfillment. In addition, we can work in conjunction with our customers to design cost effective, reliable packages to accommodate new chip designs.

The small number of existing and potential customers enables our primary market development efforts to be executed through executive-level discussions between potential customers and ourselves. We support our market development efforts with customer and product-specific technical teams assembled to address the specific needs of each customer design and order. Our marketing initiatives include participation in trade shows, customer calls, product sampling, technical bulletins and brochures, industry publications and news releases and a web site for general information purposes. As of December 31, 2006, we employed 14 professionals in marketing, sales and customer service.

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

We believe the principal elements of competition in the overall independent semiconductor assembly market include technical competence, sophistication of design services, quality, time-to-market, array of assembly services, production yields, and customer service. We believe that we compete favorably as a market leader in these areas within the independent power semiconductor assembly segment.

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

Government Regulations

No local legislation has been passed which specifically regulates the semiconductor industry in the Philippines. However, we are subject to laws of general application in the Philippines, including the Corporation Code, the Local Government Code, the Tariff and Customs Code, the Securities Regulation Code, the National Internal Revenue Code, laws on environmental matters (see “—Property, Plant and Equipment—Environmental Matters”), the Special Economic Zone Act of 1995 (R.A. No. 7916), rules and regulations issued by the Philippine SEC, the Bangko Sentral ng Pilipinas (Philippine Central Bank), the Board of Investments, the Bureau of Internal Revenue, the Philippine Economic Zone Authority (PEZA), the Department of Environment and Natural Resources, and other government agencies.

Our Approach and Strategy

We are a leading independent provider of power semiconductor assembly and test services to the power semiconductor market. We provide comprehensive assembly and test services to a diverse customer base which includes most of the major power semiconductor manufacturers in the world. Our top five power semiconductor customers represented 91.2% of our revenues in 2006:

•	Infineon Technologies, Inc;

•	STMicroelectronics;

•	Semiconductor Components Industries, Ltd. (ON Semiconductor);

•	Philips Semiconductor Philippines, Inc. and

•	Power Integration, Inc.

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

Our top five customers accounted for approximately 81% in 2004, 87% in 2005 and 91.0% in 2006 of total revenue (including revenue generated by discontinuing operations). Our largest customer accounted for approximately 30% in 2004, 34% in 2005 and 48% in 2006. The following table sets forth the Company’s top five customers as a percentage of revenue for the years 2004, 2005 and 2006:

Percentage to Total Revenue
2006
Infineon Technologies, Inc.	47.7
Spett.le ST Microeletronics	17.8
Semiconductor Component Industries, Inc.	13.8
NXP Semiconductors (formerly Philips Semiconductors)	8.1
Power Integration, Inc.	3.6
Total	91.0
2005
Infineon Technologies, Inc.	34.5
Philips Semiconductor	17.3
Spett.le STMicroelectronics	16.2
Semiconductor Components Industries, Ltd.	13.7
Texas Instruments, Inc.	5.0
Total	86.7
2004
Infineon Technologies, Inc.	30.2
Spett.le STMicroelectronics	17.5
Semiconductor Components Industries, Ltd.	13.7
Philips Semiconductor	10.5
Texas Instruments, Inc.	9.0
Total	80.9

The table below sets forth our significant power and non-power customers ranked in terms of our revenues for the year ended December 31, 2006:

Power Services	Non-Power Services
Infineon Technologies, Inc.	Vishay Intertechnology Asia PT
Spett.le STMicroelectronics	Texas Instruments Phils., Inc.
Semiconductor Components Industries, Ltd.	Microsemi Corp
Philips Semiconductors Philippines, Inc.
Power Integration, Inc.
Texas Instruments, Inc. (USA)
Vishay Intertechnology Asia PT
Microsemi Corp Integrated Products
Bourns Limited

The following table sets forth our revenues (including revenue generated by discontinuing operations) by geographic region (customer domicile):

Geographic Region	2004	2005	2006
United States	30.7%	25.2%	22.4%
Europe	61.7%	69.7%	71.6%
Asia	7.6%	5.1%	6.0%

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

Quality Management

We are committed to delivering defect-free products and timely services to the utmost satisfaction of our customers with the goal of continuously improving quality, service efficiency, cost and technology, while ensuring product safety and the well being of our employees, customers, users and the environment. We believe quality is the responsibility of each individual employee in the Company. Quality ownership is implemented through Total Control Methodology (TCM), a discipline approach benchmark from Motorola in the early years of PSi. We have implemented and count Advanced Product Quality Planning and Control Plan, Potential Failure Mode and Effect Analysis (FMEA), Poka Yoke, seven Quality Tools, 8D and Smart PSM as among our quality control, monitoring and solving tools and techniques. We believe that our corporate-wide commitment to quality and our total quality management system are key elements of our semiconductor assembly and test operations. As of December 31, 2006, we employed 39 professionals, engineers, technicians and other personnel dedicated solely to quality control (30 in the Taguig facility, 9 in the Laguna facility).

Our facilities in Taguig and Laguna are ISO 9001/2000 certified. The Taguig and Laguna sites are also ISO14001 and TS16949 certified. We are the first Philippine company to be given the TS16949 (1999 version) certification in the Philippines. Our Laguna facility is a Bosch-certified site, with a rating of “A”. ISO 9002 is a worldwide manufacturing quality certification program regarding industrial quality systems that is administered by a third party certifying body, in our case TUV Product Service, under the auspices of the Independent

Standards Organization. ISO14001 is an Environmental Management System Certification. TS 16949 is the Quality Management System for Automotive devices. It is the international version of QS 9000 (manufacturing certification program used mainly by American car manufacturers) and harmonizes the QS 9000 requirements with other requirements generally used by European car manufacturers.

Our Taguig facility is listed in Mil-PRF-38535 programs of the United States Defense Supply Center Columbus (US DSCC). Certification through these programs is required in order to supply products for U.S. military defense use. In January 2005, our Taguig facility was awarded the ANSI ESD S2020 Certification, a standard that provides administrative, technical requirements and guidance for establishing, implementing, and maintaining an ESD Control Program to protect electrical or electronic parts, assemblies and equipment susceptible to ESD damage from Human Body Model (HBM) discharges greater than or equal to 100 volts. We are also certified by Infineon, ON Semiconductor, Texas Instruments, Philips and ST through their supplier development programs.

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

In September 2004, our Taguig facility was the first Philippine-based company awarded the Asia Pacific Quality Award (Best of its Class Distinction). In 2002, we were awarded the Philippine Quality Award (Level II) for Proficiency in Quality Management. The Philippine Quality Award is the Philippine equivalent of the U.S. Malcolm Baldridge Award, which is considered to be one of the most prestigious national awards.

Insurance

We maintain insurance policies (Industrial All Risks [IAR]) covering some types of losses, including losses due to business interruption and losses due to fire, typhoon, flood and earthquake, which we consider to be adequate. Our insurance policies cover our buildings, machinery and equipment as well as the machinery and equipment of our customers. Significant damage to our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our business, financial condition and results of operations. Other coverage includes marine open and marine inland policies, which includes all importations of various goods and raw materials as well as transfer of goods from one location to another. We also have coverage for all company owned transportation equipment. Business travel insurance is also in place whenever key personnel leave for travel, whether local or international. However, we are not insured against the loss of any of our key personnel. In addition, we maintain insurance policies covering directors and officers liability, and entity coverage relating to securities related claims.

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

The following chart shows our corporate structure as of December 31, 2006.

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

We have occupied our Taguig facility since 1988. Our Taguig facility is housed in a series of structures totaling 19,264.1 square meters or 207,282 square feet, on a site consisting of approximately 25,650.1 square meters or 275,995 square feet. There are 6,780.5 square meters, or 72,958 square feet, dedicated to assembly and test operations. This facility is designed to accommodate 1,282.4 square meters, or 13,798 square feet, of test space and 5,498.1 square meters, or 59,159.7 square feet, of assembly space. PSi owns the leasehold improvements. Food Terminal Inc., a wholly owned government entity, leases the property to us. Additional land and buildings within the zone were sub-leased to us from Tierra Factors Corporation, an independent third party, which in turn leased the land from Food Terminal Inc. The land lease arrangement with Food Terminal Inc. and sub-lease arrangement with Tierra Factors Corporation, both of which expired in 2004, was consolidated into a single lease arrangement with Food Terminal Inc. in June 2005 and is scheduled to expire in August 2020. In 2001, we also leased an adjacent warehouse that now serves as our second Annex facility in Taguig. This is under a lease agreement with Food Terminal Inc. and will expire in 2015. As of May 17, 2004 and subject to terms and conditions, our Taguig facility is registered under R.A. No. 7916, otherwise known as the Special Economic Zone Act of 1995, which created the Philippine Economic Zone Authority (PEZA).

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

We had a third facility which we acquired through our subsidiary, Pacsem Realty, Inc. at a site near our existing facility in Laguna where construction of the building shell was completed in 2001. We deferred its activation due to the effects of the downturn of the semiconductor industry and the recent registration of our Taguig facility under the PEZA. In light of this and the establishment of a new facility in China, we entered into a contract on January 28, 2005 to sell our unutilized third site in Laguna to an unrelated Philippine corporation in the business of commercial and industrial property development and leasing, for $2.5 million, with $1.0 million payable upon signing and the balance payable every 6 months in 6 equal payments through January 2008. On June 28, 2006, Pacsem Realty, Inc. entered into a Deed of Absolute Sale with IGC Realty for the sale of Pacsem Realty’s 35,033 square meter unutilized property amounting to $1.3 million payable in full upon the execution of the contract. In accordance with the impairment review done in 2004 and 2005, which includes a company-wide evaluation of underutilized and/or unutilized assets and appraisal of the real properties, we took an asset impairment charge of $1.3 million in 2004, and $1.4 million in 2005 against its carrying cost.

PSi Technologies, Inc. signed an Investment Cooperation Agreement with the Chengdu Hi-Tech Zone (CHTZ) on December 7, 2003. As part of the agreement, PSi Technologies, Inc. leased for a period of three years with option to purchase within the three years, two (2) pre-fabricated buildings for the purpose of providing assembly and test services in the Sichuan Chengdu Export Processing Zone, Chengdu City, Sichuan Province, People’s Republic of China. Each building has a covered area of approximately 2,592 square meters sited on approximately 4,117.5 square meters of land. A formal lease agreement was signed with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., a corporation of the CHTZ, on January 19, 2004. On April 5, 2006, we informed the Management Committee of the Chengdu Hi-Tech Zone of our decision to close the facility in Chengdu, Sichuan, China. Commercial operations of PSi Chengdu ceased on April 30, 2006. PSi Chengdu is currently in the process of liquidation and dissolution.

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

The primary equipment used in providing our assembly and test services includes wire bonders, mold systems, plating and singulation systems, marking systems, testers and handlers. Wire bonders are used to attach the silicon-based chip to the lead frames using gold or aluminum wire. The majority of our wire bonders are designed for aluminum wire used specifically in power semiconductor assembly. The mold systems are used to encapsulate each semiconductor using a molding compound. Plating systems are used to cover the leads and heat-sink with solder alloy materials to provide good soldering. Singulation systems are used to segregate encapsulated and plated semiconductors attached in strips into individual units. Marking systems are used to imprint an alphanumeric identifier on the package. Testers and handlers are used to test the electrical and thermal characteristics of the product.

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

The Environmental Management Bureau (EMB) and Laguna Lake Development Authority (LLDA) are government-implementing and regulating bodies that oversee air emissions, hazardous waste management and wastewater discharges. The Philippine Nuclear Research Institute (PNRI) and the Philippine National Police (PNP) both government-implementing bodies, provide our respective licenses for radioactive materials and use of nitric acid. Permits on pollution control or emission source installations and on transportation of wastes are being issued by the EMB of the National Capital Region (NCR) while the LLDA issues our wastewater effluent discharge permit.

In July 2004, PSi Technologies Laguna received an Ex-Parte Order No. PH-04-09-166 from the LLDA for failure to conform to the Effluent Standard for Class C Waters in terms of pH, Total Settleable Solids (TSS), Biological Oxygen Demand, and lead for our Taguig facility. This order required PSi to pay a penalty of Php1,000 per day from July 2004 to March 2006. In March 2006, PSi passed the requirements of the effluent standards. We have paid the corresponding penalties, including the environmental users fee, thereby satisfying the requirements for the dismissal of the case and obtaining the release of the discharge permit covering May 2006 to April 2007. Our Laguna facility is fully compliant with all the government environment standards and regulatory requirements. The plant has programs on waste minimization, toxic and hazardous waste management and air and water management. To ensure that we are meeting the government’s waste water standards, we constructed a waste water treatment plant in October 2005. The plant was commissioned in February 2006.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Executive Overview

The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the fiscal years ended December 31, 2006, 2005 and 2004. This discussion should be read in conjunction with our consolidated financial statements and related notes included in Item 18 of this Annual Report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in “Item 3—Key Information—Risk Factors” as well as those discussed below and elsewhere in this Annual Report on Form 20-F. Our audited consolidated financial statements are reported in U.S. dollars, our functional and reporting currency and prepared in conformity with U.S. GAAP.

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

As a percentage of our revenue, revenue from power-related assembly and test services was approximately 95% in 2004, 97% in 2005 and 97% in 2006. We intend to continue focusing on power-related services in the future as this distinguishes us from our competitors, as we provide one of the broadest arrays of power packages within the industry and gain specialized expertise in the assembly and test of power semiconductors. For these reasons, we believe our focus will improve our product mix and lead to increased revenue in this area.

Semiconductor Industry Impact

Market conditions in the semiconductor industry as a whole and, increasingly, the power semiconductor market segment substantially affect our business. According to various reports of the SIA, the worldwide semiconductor market grew by 1.3% to $140.7 billion in 2002, by 20.3% to $ 166.4 billion in 2003, by 28.0% to $213.0 billion in 2004, by 6.8% to $227.5 billion in 2005 and by 8.9% to $247.7 billion in 2006. The power semiconductor market, a subset of the overall semiconductor market grew by 5.4% to $15.9 billion in 2002, by 11.7% to $17.8 billion in 2003, by 19.3% to $21.2 billion in 2004, was flat at $21.1 billion in 2005 and grew by 11.4% to $23.5 billion in 2006. Based on available research data from Bain & Company and the World Semiconductor Trade Statistics, the assembly and test market segment represents approximately 30% of total power semiconductor billings, or $8.4 billion in 2006 and our addressable market is approximately 18% of the power assembly and test market. The addressable market, approximately $675 million, is the portion outsourced to third party assembly and test providers such as our company. Our revenues including revenues generated from discontinued operations grew by 32% to $70.5 million in 2002, by 9% to $76.9 million in 2003, by 2.9% to $79.1 million in 2004, by 1.5% to $80.3 million in 2005 and by 14.6% to $92.1 million in 2006.

The semiconductor industry is highly cyclical. Although the semiconductor industry has grown overall since 1993, there were downturns in 1996, 1998 and 2001, which continued through 2002 due to pricing pressures. The 32% decline in 2001 was the worst downturn in the industry’s history and, according to industry experts, is largely attributable to overcapacity, reduced product demand, excessive inventory stockpiles, increased competition and lower pricing. We, however, managed this pricing erosion by implementing cost reduction measures in our production lines starting in 2001 and by focusing on the power semiconductor market, which, historically, has experienced longer product life cycles, and less average selling price erosion than the market for non-power integrated circuit semiconductors.

Capacity Utilization

Our results of operations are affected by the capital-intensive nature of our business. A significant portion of our costs, principally relating to assembly and test equipment, are fixed. Increases or decreases in capacity utilization rates can have a significant effect on our gross profit margin and profitability since the unit cost of our services generally decreases as fixed costs, such as equipment depreciation expense, are spread over a larger number of units. Depreciation expense as a percentage of cost of sales was 20.2% in 2004, 22.3% in 2005 and 16.6 % in 2006. In 2006, the decrease in depreciation was primarily due to the decrease in depreciable fixed assets, as a portion of our fixed assets were fully depreciated by the end of 2005 and the first quarter of 2006.

Pricing

Our results of operations also are affected by decreases in the average selling price of our semiconductor device packages. The erosion of the average selling price generally has been less severe in the power semiconductor market than the non-power integrated circuit semiconductor market. We attempt to offset these decreases in average selling price by developing and marketing larger and higher-priced packages and services, taking advantage of economies of scale and higher productivity resulting from higher volumes, and developing and implementing other cost reduction strategies. We believe these strategies will allow us to obtain higher margins on our device packages, which should, in turn, help to mitigate selling price erosion. In the past, we have successfully negotiated volume discounts on raw materials as our production volumes have increased. We also operate captive assembly and test lines for three of our customers using equipment consigned to us by those customers. These arrangements tend to reduce our fixed costs and provide us with improved margins and profitability as a result of lower equipment depreciation expenses since the customer owns the equipment lines. The increase in raw materials costs has allowed us to negotiate and pass selective increases in average selling prices to some of our customers in 2006.

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

Busniness Blueprint Initiative

In 2005, we undertook the following measures to address profitability: (i) organizational changes at the executive level, (ii) closure of our U.S. marketing and purchasing offices and (iii) selective increases in average selling prices.

In 2006, we embarked on a Blueprint initiative led by our Chief Operating Officer to increase profitability. The Blueprint included the following initiatives:

a.	Adoption of measures to lower the variability of customer loadings through consolidation of plant sites and allow better fixed cost recovery and optimize capacity utilization of remaining sites;

b.	Development of new captive businesses such as the Sales and Investment agreement with a major customer with committed volume, higher selling price and underutilization charges in case of shortfall versus commitments;

c.	Management of customer and package mix towards higher average selling price and better margin packages;

d.	Reduction of operating costs and overheads such as closure of US Purchasing and Marketing offices and streamlining of the whole supply chain and key organizational changes;

e.	Improvement of productivity, manufacturing efficiency and equipment capabilities through the introduction and launching of continuous improvement circles;

f.	Approval of capital expenditures that meet certain financial criteria;

g.	Development of partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions;

h.	Establishment of additional credit facilities with other banks and financial institutions;

i.	Disposal of impaired assets to recover value.

For 2007, we are undertaking the following additional measures to address profitability: (i) improving sales growth, (ii) improvement of productivity, manufacturing efficiency and equipment capabilities and (iii) management of customer and package mix towards higher average selling prices and better margin packages.

The RZB loan facility with us and PSi Techologies Laguna was renewed for another 15 months from January 1, 2007 until March 31, 2008 under terms and conditions similar to the credit facility granted in 2006 except for the deletion of the financial covenants section and the uncommitted and discretionary nature of the facility.

On April 19, 2006, PVB extended a revolving promissory note line amounting to US$3.0 million including availability of a letter of credit up to US$450,000. The facility is subject to annual review by the bank up to April 11, 2010 and a 90-day availability period. The Revolving Promissory Note Line Agreement was subsequently signed on July 13, 2006. At present, we are negotiating with PVB for an increase in the revolving promissory note line from $3.0 million to $5.0 million.

Organization and Facilities

We conduct our operations almost exclusively in the Philippines through several subsidiaries. PSi Technologies, Inc. is our principal operating subsidiary and operates our main assembly and test facility located in Taguig, Metro Manila. We commenced commercial operations at our Taguig facility in 1988. PSi Technologies Laguna, Inc., our other operating subsidiary and a wholly owned subsidiary of PSi Technologies, Inc., operates our second assembly and test facility located in Calamba, Laguna. We commenced commercial operations at our Laguna facility in late 1999, and expanded its capacity during 2000. PSi Technologies Chengdu Co. Ltd., our other operating subsidiary and a wholly owned subsidiary of PSi Technologies China Holdings Co. Ltd. (a Mauritius company), operated PSi Chengdu, our assembly and test facility in Chengdu, Sichuan Province, PRC. On April 5, 2006, PSi Chengdu informed the Management Committee of the Chengdu Hi-Tech Zone of our decision to close PSi Chengdu. Commercial operations at PSi Chengdu ceased on April 30, 2006.

We entered into a contract on January 28, 2005 to sell our unutilized third site in Laguna to an unrelated Philippine corporation in the business of commercial and industrial property development and leasing, for $2.5 million, with $1.0 million payable upon signing and the balance payable every six months in six equal payments through January 2008. Additionally, on June 28, 2006, Pacsem Realty entered into a Deed of Absolute Sale for the disposal of another unutilized land for $1.3 million payable upon the execution of the contract. In accordance with the impairment review performed in 2004 and 2005, which included a company-wide evaluation of underutilized and/or unutilized assets, a detailed update of operating and cash flow projections, and appraisal of the real properties located in the third facility, and given the contract to sell our unutilized third site in Laguna on January 28, 2005 and the Memorandum of Understanding for the sale of Pacsem Realty’s unutilized land in 2006, we took an asset impairment charge of $1.3 million in 2004 and $1.4 million in 2005 against the carrying cost of such properties. In 2007, we will allocate and concentrate our production of power packages in accordance with the competitive position of each facility.

Pacsem Technologies, Inc., a wholly owned subsidiary of PSi Technologies, Inc., is a California-based corporation that conducts our marketing activities in the United States. In addition, we previously had a marketing office in Tempe, Arizona; and a sales and marketing office in Tokyo, Japan under a sales and marketing agreement dated September 18, 2001 with Tokai Bussan Co. Ltd. of Japan. The sales and marketing agreement was terminated on April 1, 2005. However, Tokai currently serves as our agent for selected Japanese customers. Because of the organizational changes implemented in 2005, we have closed our California and Arizona offices effective January 31, 2006.

As part of our strategy to provide assembly and test services in China, PSi Technologies signed an agreement with the Chengdu Hi-Tech Zone (CDHZ) to lease for a period of three years with an option to purchase within three years, two (2) pre-fabricated buildings for the purpose of providing assembly and test services in the Chengdu Sichuan Export Processing Zone, Chengdu City, Sichuan Province, PRC. Each building has a covered area of approximately 2,592 square meters sited on approximately 4,117.5 square meters of land. We signed a lease agreement with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., a corporation of the CDHZ, on January 19, 2004. This agreement expired on December 7, 2006. PSi Chengdu incurred losses in 2004 and 2005 amounting to $2.4 million and $4.9 million, respectively. Because of this, we have recognized total impairment charges of $2.7 million in 2005. In 2006, PSi Chengdu incurred losses amounting to $0.8 million. PSi Chengdu is currently in the process of liquidation and dissolution.

On January 14, 2004, we signed a long-term supply agreement with Philips Semiconductors to provide outsourced power semiconductor assembly and test services through PSi Chengdu. The products to be packaged and tested for Philips are bipolar power products ranging from epitaxial diodes, deflection transistors, damper diodes, triacs and thyristors. The end applications for these products are consumer electronic devices, white goods, lighting, power supplies and industrials for the international and China markets. Due to the closure of PSi Chengdu, the long-term supply agreement with Philips was terminated on September 27, 2006. We did not incur any cash cost or penalties in relation to the termination.

A chart of our manufacturing facilities is provided below:

Manufacturing Sites

Site 1 (Operational) Food Terminal Inc. Special Economic Zone Taguig, Metro Manila, Philippines Operated by: PSi Technologies, Inc.	Site 2 (Operational) Carmelrey Industrial Park II Barangay Tulo, Laguna, Philippines Operated by: PSi Technologies Laguna, Inc.

Currency Considerations

We use the U.S. dollar as our functional currency because all our revenue and a large proportion of our costs are denominated in U.S. dollars. Accordingly, monetary assets and liabilities denominated in Philippine pesos, Chinese renminbi and other foreign currencies have been translated into U.S. dollars using the exchange rates at the relevant balance sheet date. Non-monetary items are translated at historical rates. We also experience foreign currency exchange gains and losses arising from transactions in currencies other than our functional currency. For example, some of our labor costs are denominated in Philippine pesos and Chinese renminbi and a small amount of our equipment and raw material costs are denominated in Japanese yen. Gains and losses from those foreign currency transactions are also credited or charged to current operations. In addition, we benefit from a number of tax incentives available in the Philippines. See “Liquidity and Capital Resources—Special Tax Status.”

2006 Highlights

Highlights for 2006 are:

• Manufacturing. We continued to focus on improving all aspects of our manufacturing operations, including the substitution of lower cost raw materials and supplies, reduction in packaging costs and improvements to production processes. Our consolidated cost of sales increased by $11.0 million or 14.8% from $74.5 million in 2005 to $85.6 million in 2006. The increase was primarily due to increases in raw materials, labor, and utilities due to improvement in sales performance. The increase in raw materials, labor and utilities was partially offset by the decrease in depreciation. Cost of sales as a percentage of revenue decreased from 102.3% in 2005 to 95.4% in 2006 due to favorable package mix, increase in copper price was passed on to our customers and a decrease in depreciation. As a result, we achieved consolidated gross profit of $4.1 million in 2006 from consolidated a gross loss of $1.7 million in 2005. Raw materials increased from $32.1 million in 2005 to $40.8 million in 2006 due to increase in sales volume from our top five customers. Raw materials as a percentage of revenue in 2006 slightly increased from 44.0% in 2005 and 45.5% in 2006 since a majority of the cost of copper increases in 2006 were passed on to our customers. Labor costs increased from $9.7 million in 2005 to $11.8 million in 2006 primarily due to increases in overtime and retirement benefits and the continued appreciation of the Philippine peso versus the U.S. dollar. Utilities increased from $5.6 million in 2005 to $6.5 million in 2006 due to an increase in electricity consumption owing to the increase in sales volume from our top five customers and the continued appreciation of the Philippine peso versus the U.S. dollar. Utilities as a percentage of revenue was 7.3% in 2006 and 7.6% in 2005. Depreciation decreased by 15.0% from $16.7 million in 2005 to $14.2 million in 2006 primarily due to a decrease in depreciable assets, as certain fixed assets were fully depreciated or impaired by the end of 2005 and the first quarter of 2006. Depreciation as a percentage of sales was 22.9% in 2005 and 15.8% in 2006.

• Marketing. We conducted a package portfolio review to determine additional measures to improve the overall profitability of loss-making and marginal packages, versus our available production capacities and core competencies from 2004 through 2006. We then adjusted our marketing strategies to target higher margin and average selling price packages and non-IDM customers, and allocated capacities and priorities accordingly. We initiated discussions with our customers to institute selective increases in average selling prices, to offset the increase in raw materials expenses arising from higher commodity prices. These discussions resulted in price increases during the first half of 2005 and in 2006. We decided to concentrate all demand for Philippine based assembly and test services in our two operational facilities in the Philippines.

We reorganized our sales and marketing organization as a means to diversify our customer base and manage business relationships for consistent profitability and market share growth.

• Financing. In 2006, we incurred $8.7 million in capital expenditures. Of the total, $2.5 million in capital expenditures was funded through suppliers’ credits. We financed such capital expenditure from funds generated from operations, suppliers’ credits and from the increased trade payable and financing facility from the Singapore Branch of Raiffeisen Zentralbank Osterreich AG (RZB-Austria). On December 27, 2004, RZB-Austria extended the maturity of the facility to December 31, 2005 and waived all financial covenant breaches based on the June 30, 2004 U.S. GAAP unaudited consolidated financial statements subject to the condition that we are required to remedy the loan covenant breaches as of December 31, 2004 and that if breaches are still continuing, RZB-Austria will without prejudice to any of its rights under the Facility and Supplemental Agreements require our shareholders to infuse such additional capital into the company to cure the breaches. On July 13, 2005, RZB-Austria waived all the breaches based on the U.S. GAAP unaudited consolidated financial statements as of December 31, 2004 and confirmed that the next test of covenants will be based on the next U.S. GAAP audited consolidated financial statements of PSi Holdings as of and for the year ended December 31, 2005. On April 17, 2006, PSi Technologies and PSi Technologies Laguna Inc. signed an extension of the US$10 million Revolving Loan Facility with RZB-Austria which extended the loan facility until December 31, 2006. The extension was subject to a payment by PSi Technologies of an extension fee of $25,000, duly notarized Secretary’s Certificate confirming that Board Resolution for continuation of facilities up to December 31, 2006 has been duly passed and evidence of extension of the process agent appointment received by RZB-Austria on January 21, 2006. All of these were subsequently complied with by the Company. As of December 31, 2006, we had not complied with certain financial ratio requirements under the short-term credit facility from RZB-Austria. On April 27, 2007, we entered into a Second Supplemental Agreement with RZB-Austria where the credit facility with RZB-Austria was extended from December 31, 2006 until March 31, 2008. However, RZB-Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest shall be immediately due and payable. Under the agreement, RZB-Austria also agreed to remove the financial covenants previously required of us. Our total loan balance under this credit facility was $9.7 million as of December 31, 2006.

We also obtained a revolving promissory note of $3 million including the availability of a letter of credit up to $450,000 with Philippine Veterans Bank (PVB). The facility was signed on July 13, 2006 and is subject to annual review by PVB up to April 11, 2010 and a 90-day availability period. The outstanding loan as of December 31, 2006 with PVB amounting to $300,000 was fully paid by the Company on January 5, 2007.

2007 Outlook

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

• Strengthen and Expand Our Strategic Customer Relationships

We intend to strengthen our existing relationships with our key strategic customers to win an increasing percentage of their back-end production business, as we transform our business model from a provider of overflow capacity to a provider of base capacity. Our major IDM customers’ in-house assembly and test capacity represents both our largest competition and our best opportunity for incremental growth. We intend to capture our key customers’ outsourced assembly and test business by working closely with them to meet their product performance requirements, offering them the broadest array of power packages and services in the industry, and aggressively managing our supplier relationships and the manufacturing process to reduce costs. In addition, as a result of the industry downturn in 2001, it appears that some of our customers intend to consign or sell their manufacturing assets to a third party assembly and test provider as a strategy for reducing their cost structures and capital costs, without reducing assembly and test capacities; and focus on wafer semiconductor manufacturing while outsourcing their assembly and test requirements to independent third-party providers to reduce capital expenditures. On June 19, 2006, we entered into a Sales and Investment Agreement with Infineon Technologies, Malaysia for a guaranteed loading of certain packages for one year coupled with price increases and underutilization charges in cases of shortfall in orders. In turn, the Company invested approximately $4.2 million in capital investment associated with such expansion.

• Enhance Our Power Assembly and Test Technology and Design Services

We intend to continue to develop our power semiconductor assembly and test technology and design services to meet our customers’ needs. The Power Quad Flat No lead or QFN family of packages is an example of a leading-edge package. We coordinate our development efforts with our customers to ensure that our packages and services meet their power design specifications and increase the efficiency of our research and development efforts. Intellectual property currently under development for the Power QFN family of packages include co-designing devices with copper clip and solder die attach. We believe these advanced interconnect technologies and materials can be used to improve the performance of legacy packages. On November 16, 2005, we filed a U.S. patent application for a method of putting isolated metallic interconnections onto a metallic substrate. The patent application is currently pending.

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

• Expand into New Geographic Markets and Maintain Diversified Global Customer Base

We are in the process of expanding into new geographic markets while maintaining a diversified customer base. We believe the Japanese and Taiwanese markets complement our existing customer base and represent a significant outsourcing opportunity for power semiconductor assembly and testing services. Of the top ten power semiconductor makers in the world, four are Japanese companies. Additionally, Taiwan is among the largest producers of power semiconductor used especially for its domestic market and the China market. Our efforts in Japan and Taiwan will complement our efforts in Europe, the United States and elsewhere in Asia where we have built a balanced customer list of top-tier power semiconductor manufacturing companies.

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

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates, including those related to depreciation, impairment losses, allowance for doubtful accounts, inventories, income taxes, retirement benefits, share based compensation, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Depreciation and Amortization

We use our business judgment when determining expected useful lives of fixed assets. Asset useful lives of three to eight years, depending on the nature of the assets, are based on historical experience and future expectations. The useful lives and depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. We routinely review the remaining estimated useful lives of the machinery, equipment and accessories to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its machinery, equipment and accessories. However, due to the nature of our operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment and machinery is dedicated to specific customers, we may not be able to accurately anticipate declines in the utility of our machinery, equipment and accessories.

No depreciation is provided on property, plant and equipment under construction or awaiting qualification or technical completion.

When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to current operations.

Impairment of Long-lived Assets

We review long-lived assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the impairment or Disposal of Long-lived assets.” We assess fair value of the assets based on the discounted future cash flow such assets are expected to generate. We also recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, we reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. In 2006, we performed a review to identify equipment with low utilization rates, packages with low margins, and technologies that were not part of our core competency, as candidates for impairment, given the existence of events or changes in circumstances that indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to discounted future net cash flows expected to be generated by the assets. The discounted future net cash flows and fair value of assets are subject to change depending on the actual sales, margins, and salvage value of the impaired assets that may be realized by us in the future. Based on the review of the long-lived assets, we recognized asset impairment losses amounting to $350,840 since the carrying value of the group of assets exceeded its fair value by $350,840. The determination of fair value was based on the expected cash flow approach using an effective interest rate of 7.719%, determined based on 4.719% yield rates on 4-year Republic of the Philippines (ROP) bonds as quoted by the Bureau of Treasury as of December 31, 2006, plus a 3% risk premium. Also in 2006, we recognized an additional impairment loss amounting to $1.5 million. This represents the net book value of certain machinery and equipment which we no longer use in operations and, based on our assessment, has zero salvage value.

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

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts at a level that management considers adequate to provide for potential uncollectibility of our trade accounts receivables. Management, on the basis of factors that affect the collectibility of the accounts, evaluates the level of this allowance. A review of the age and status of the receivables, designed to identify accounts to be provided with allowance, is made by management on a continuing basis. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional bad debt expenses may be incurred.

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

In May 2004, the area where the facilities of PSi Technologies are located was declared as a special economic export zone entitled to tax incentives. All of its operations which have previously been subject to an income tax of 32% shall be taxed at 5% of gross income. Gross income is defined as net sales less cost of sales. Consequently, certain deferred tax benefits shall no longer be deductible items. The deferred tax assets have been reduced to the extent that such will not be of benefit to PSi Technologies.

In 2006, we were in a tax income position that resulted in the recognition of income tax expense amounting to $191,033. We provided a 100% valuation allowance on our deferred tax assets as we do not expect to realize tax benefits from such deferred tax assets given our recurring losses.

Pension Cost and Other Retirement Benefits

The determination of our obligation and cost for retirement benefits is dependent on the selection of certain assumptions determined by the management and used by the actuary in calculating such amounts. Those assumptions are described in Note 16 to the consolidated financial statements, and include, among other things, discount rate, expected rate of return on plan assets and rate of future salary increase. While we believe that our assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect our retirement obligations. The accrued benefit cost as at December 31, 2006 and 2005 amounted to $3.2 million and $1.0 million, respectively. The Company adopted the recognition and disclosure provisions of the Financial Accounting Standards Board (“FASB”) issued Statement No. 158 (SFAS No. 158), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans and

initially applied those to the funded status of the defined benefit pension plans as of December 31, 2006. The initial recognition of the funded status of our defined benefit pension plans resulted in a decrease in stockholders’ equity of $1.6 million. SFAS No. 158 did not have an effect on the Company’s consolidated financial condition at December 31, 2005 or 2004.

Share-based Payment

We award bonuses to directors, officers and employees in the form of share options, from time to time, on a discretionary basis. The options are subject to certain service vesting conditions. We apply FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which began January 1, 2006. SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee’s stock options, be measured at grant-date fair value and expensed over the service period (generally the vesting period). As discussed in Note 17 to the financial statements, we use the Black-Scholes option pricing model, which requires various assumptions to calculate the value of options at date of grant which include expected volatility, risk-free rate, dividend yield, expected term, among others. SFAS No. 123(R) requires us to estimate expected forfeitures at the grant date and recognize compensation expense only for those awards expected to vest. Forfeitures are estimated based on historical experience and are periodically reviewed. While management believes that its assumptions are reasonable and appropriate, significant difference in actual experience or significant changes in the assumptions may materially affect our stock compensation expense.

We recognize stock compensation expense of $159,013, and $653,207 in 2006 and 2004, respectively (see Note 17), The Company recognized a reversal of stock compensation expense amounting to $82,068 in 2005 because of forfeitures.

Contingencies

We are subject to certain legal proceedings, lawsuits and other claims. We assess the likelihood of any adverse judgment or outcome related to these matters, as well as potential ranges of probable losses. Our determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue, often with the assistance of external legal counsel. We record provisions in our consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

A. Results of Operations

The following table presents selected operating data as a percentage of revenue for the periods indicated:

	For the years ended December 31
	2004	2005	2006
Revenue	100.0%	100.0%	100.0%
Cost of sales	99.5	102.3	95.4

Gross profit (loss)	0.5	(2.3)	4.6
Operating expenses
General and administrative	9.0	8.6	7.7
Special charges	1.6	2.8	2.5
Selling and marketing	1.0	1.3	0.7
Research and development	1.2	1.7	1.3
Reversal of allowance for doubtful accounts	—	(0.1)	—

Total operating expenses	12.8	14.3	12.2

Loss from operations	(12.3)	(16.6)	(7.6)
Other income (expenses)—net
Interest and bank charges—net	(2.7)	(3.9)	(3.7)
Foreign exchange gains (losses)	(0.4)	(0.2)	(0.6)
Loss on disposal of obsolete inventories	—	—	(0.1)
Lease income	0.1	0.2	0.1
Income on refund from a utility company	—	0.3	0.1

Total other income (expenses)	(3.0)	(3.6)	(4.2)
Loss before income tax and minority interest	(15.3)	(20.2)	(11.8)
Provision for income tax	0.5	0.2	0.2
Minority interest	—	—	—
Loss from continuing operations	(15.8)	(20.4)	(12.0)
Loss from discontinued operations	(3.0)	(6.7)	(0.9)

Net loss	(18.8)%	(27.1)%	(12.9)%

Year to Year Comparison for Years Ended 2004 to 2005 and 2005 to 2006

Revenues and Gross Margins

	For the years ended December 31 (Thousands of dollars)
	2004	% change from 2003	2005	% change from 2004	2006	% change from 2005
Revenue	78,089	1.5%	72,868	(6.7)%	89,737	23.2%
Cost of sales	77,683	3.0	74,548	(4.0)	85,597	14.8

Gross profit (loss)	406	(73.6)%	(1,680)	(514.3)%	4,140	346.4%
Gross profit (loss) percentage	0.5%		(2.3)%		4.6%

2006 versus 2005. Revenues increased by $16.9 million, or 23.2%, to $89.7 million in 2006 from $72.9 million in 2005. The increase is principally driven by the increase in sales volume from our top five customers and a shift towards packages with a higher selling price. The sales volume of our top five customers increased by 15.2% from 0.99 million units in 2005 to 1.140 million units in 2006. The increase was partially offset by the decrease in sales volume of other customers.

By geographical market, sales to our customers in the United States decreased by 0.9% to $ 20.1 million in 2006 from $20.3 million in 2005, due primarily to a sales reduction from Texas Instruments Inc. by $1.9 million as a result of reduced demand. The decrease was partially offset by an increase in Semiconductor Components Industries, Ltd. revenue by $1.5 million. Sales to our European customers increased by 38.1% to $67.0 million in 2006 from $48.5 million in 2005 primarily due to an $18.0 million increase in sales from Infineon Technologies, Inc and Spett.le STMicroelectronics. Sales to our customers in Asia decreased by 35.2% to $2.6 million in 2006, from $4.1 million in 2005, due primarily to the reduction in sales to Vishay Intertechnology Asia, PTE. The geographical distribution of our revenue is classified according to the domicile of our customers, and not according to the actual locations where the end products are finally assembled, marketed and sold.

Cost of sales includes cost of raw materials used to assemble our packages, depreciation of assembly, test, facilities and facilities support equipment, labor and attributed overhead. Cost of sales increased by 14.8%, or equivalent to $11.0 million, from $74.5 million in 2005 to $85.6 million in 2006. The increase was primarily due to increases in cost of raw materials, labor, and utilities due to an improvement in overall sales. The increase in raw materials, labor and utilities was partially offset by the decrease in depreciation. Cost of sales as a percentage of revenue decreased from 102.3% in 2005 to 95.4% in 2006 due to an improvement in package mix, increase in copper price was passed on to our customers and a decrease in depreciation. Cost of raw materials increased from $32.1 million in 2005 to $40.8 million in 2006 due to increase in sales volume of our top five customers by 13.2%. Raw materials as a percentage of revenue slightly increased from 44.0% in 2005 and 45.5% in 2006 since majority of the copper increases in 2006 were passed on to our customers. Labor costs increased from $9.7 million in 2005 to $11.8 million in 2006 primarily due to increases in overtime and retirement benefits and and continued appreciation of the Philippine peso versus the U.S. dollar. Utilities costs increased from $5.6 million to $6.6 million due to an increase in electricity consumption owing to the increase in sales volume from our top five customers and the continued appreciation of the Philippine peso versus the U.S. dollar. Utilities as a percentage of revenue was 7.3% in 2006 and 7.6% in 2005. Depreciation decreased by 15.0% from $16.7 million in 2005 to $14.2 million in 2006, primarily due to the decrease in depreciable assets in 2006 as certain fixed assets were fully depreciated in 2005 and the first quarter of 2006. Depreciation as a percentage of sales was 22.9% in 2005 and 15.8% in 2006.

We achieved a gross profit of $4.1 million in 2006, an improvement from a gross loss of $1.7 million in 2005 due to higher sales volume from our top five customers, favorable package mix, an increase in copper price that was passed on to our customers and a decrease in depreciation.

2005 versus 2004. Revenues decreased by $5.2 million, or 6.7%, to $72.9 million in 2005 from $78.1 million in 2004, primarily due to the 5.9% decrease in sales volume. By geographical market, sales to our customers in the United States decreased by 16.5% to $20.3 million in 2005 from $24.2 million in 2004, due primarily to the reduction in sales to Texas Instruments Inc. by $3.1 million as a result of reduced end demand and their decision to outsource to other subcontractors in Asia. Sales to our European customers increased by 1.6% to $48.5 million in 2005, from $47.8 million in 2004, primarily due to an increase in sales to Infineon Technologies, Inc. Sales to our customers in Asia decreased by 32.8% to $4.1 million in 2005, from $6.0 million in 2004, due primarily to the reduction in sales to Fairchild Korea Semiconductor by $1.0 million and Vishay Intertechnology Asia, PTE by $0.7 million. The geographical distribution of our revenue is classified according to the domicile of our customers, and not according to the actual locations where the end products are finally assembled, marketed and sold.

Cost of sales includes raw materials used to assemble our packages, depreciation of assembly, test, facilities and facilities support equipment, labor and attributed overhead. Cost of sales decreased by 4.0% to $74.5 million in 2005 from $77.7 million in 2004, primarily due to decrease in raw materials arising from a drop in sales volume. The decrease in raw materials was partially offset by the increases in depreciation and utilities. Depreciation increased by by 6.1% from $15.7 million in 2004 to $16.7 million in 2005. Depreciation as a percentage of sales was 20.1% in 2004 and 22.9% in 2005. Utilities increased by 15.3% primarily due to the increase in the utility rate from average rate of Php5.14 per kilowatt hour in 2004 to Php6.54 per kilowatt hour in 2005. As a result, we incurred a gross loss of $1.7 million in 2005 from a gross profit of $0.4 million in 2004.

Operating Expenses

		For the years ended December 31 (Thousands of dollars)
	2004	% change from 2003	2005	% change from 2004	2006	% change from 2005
General and Administrative	7,029	6.3%	6,243	(11.2)%	6,930	11.0%
Special Charges	1,263	(90.2)	2,072	64.1	2,239	8.1
Selling and Marketing	787	3.2	962	22.3	669	(30.4)
Provision for (Reversal of) doubtful accounts	—	(100)	(85)	100.0	10	111.4
Research and Development	925	27.9	1,201	29.9	1,151	(4.2)

Total Operating Expenses	10,004	(52.4)%	10,395	3.9%	10,999	5.8%

Percentage of Net Sales (%)	12.8%		14.3%		12.3%

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

2006 versus 2005. G&A expenses increased by 11.0% from $6.2 million in 2005 to $6.9 million in 2006. The increase was primarily due to the increase in professional fees brought about in part by the restatement of financial statements. The increase was partially offset by the decreases in depreciation, insurance and retirement cost.

2005 versus 2004. G&A expenses decreased by 11.2% from $7.0 million in 2004 to $6.2 million in 2005, due to the decrease in depreciation for building and leasehold improvements and insurance. Likewise, there was a reversal of recognized stock compensation expense of $0.08 million in 2005 as a result of the expiration of the 5-year stock option plan granted to certain officers of the company, compared to stock compensation expense of $0.6 million in 2004.

Special Charges

Special charges consist of the following (Thousands of dollars)	2004	2005	2006
Impairment losses on property, plant and equipment	$1,263	$1,482	$1,884
Provision for inventory losses	—	545	355
Write-off of inventories	—	45	—

Total	$1,263	$2,072	$2,239

2006 versus 2005. Our recurring losses since 2001 triggered an impairment review in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as of December 31, 2006 and 2005. Based on the review of the long-lived assets, we recognized asset impairment losses amounting to $423,385 since the carrying value of the group of assets exceeded its fair value by that amount. The determination of fair value was based on the expected cash flow approach using an effective interest rate of 7.719%, based on 4.719% yield rates on 4-year Republic of the Philippines (ROP) bonds as quoted by the Philippine Bureau of Treasury or BTr as of December 31,2006, plus a 3% risk premium. Also in 2006, we recognized an additional impairment loss amounting to $1.5 million. This represents the net book value of certain machinery and equipment which we no longer use in our operations and, based on our assessment, has no salvage value.

Provision for inventory losses decreased by 34.8% from $544,617 in 2005 to $355,139 in 2006 due to the creation of the material review board that would monitor non-moving and obsolete inventory.

2005 versus 2004. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We determine whether or not the assets are recoverable based on estimated discounted future cash flows to be generated by the assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to discounted future net cash flows expected to be generated by the assets. The discounted future net cash flows and fair value of assets are subject to change depending on the actual sales, margins, and salvage value of the impaired assets that may be realized by us in the future. On January 28, 2005, Pacsem Realty and PSi Laguna entered into separate Contracts to Sell with ILO for the sale of (a) land including parcel of land for which Pacsem Realty has made a deposit of $393,750, recorded under “Other Noncurrent Assets” account in the consolidated balance sheet and (b) building and land improvements (Site 3) for a total consideration of $350,000 and $2.2 million, respectively. The determination of fair value as of December 31, 2004 was based on the expected proceeds as stated in the Contracts to Sell, net of discount. The expected proceeds were discounted using an effective interest rate of 15% determined based on 12% yield rate on ROP bonds as quoted by the Bureau of Treasury as of January 28, 2005, plus 3% risk-free premium. The book value of the Site 3 building and improvements as of December 31, 2004 exceeded the fair value by $1.3 million, as such, the Company recognized an impairment loss of $1.3 million in 2004 and included under “Special charges” account in the 2004 consolidated statement of operations.

We continue to evaluate all options possible with regard to the use or disposal of these equipment and properties.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and benefits for sales and marketing personnel, expenses associated with our overseas marketing offices in California, Arizona and Tokyo, promotion, travel, and communication costs.

2006 versus 2005. Sales and marketing expenses decreased by 30.4% from $962 thousand in 2005 to $669 thousand in 2006, due primarily to the closure of our U.S. purchasing and marketing office in January 2006.

2005 versus 2004. Sales and marketing expenses increased 22.3% from $787 thousand in 2004 to $962 thousand in 2005, due primarily to increased sales and marketing activities. Sales and marketing expenses, as a percentage of revenues, increased from 1.0% in 2004 to 1.3% in 2005 primarily due to the promotion of our Power QFN family of packages and increase in salaries expenses. On April 1, 2005, we terminated the sales and marketing agreement with Tokai. However, Tokai currently serves as our agent for selected Japanese customers.

Research and Development Expenses

Research and development expenses consisted of the salaries and benefits for process and package engineering personnel and the cost of materials used in developing and qualifying new packages for our customers, depreciation on and maintenance of research equipment and allocable portions of facility costs.

2006 versus 2005. Research and development expenses decreased by 4.2% from $1.20 million in 2005 to $1.15 million in 2006 due primarily to the resignation of our Chief Technology Officer on May 31, 2006.

2005 versus 2004. Research and development expenses increased by 29.9% from $0.9 million to $1.2 million in 2005 due to the development of derivative intellectual property related to the development and introduction of the Power QFN family of packages as well as new qualifications performed during the year.

Loss from Continuing Operations

	For the years ended December 31 (Thousands of dollars)
	2004	% change from 2003	2005	% change from 2004	2006	% change from 2005

Revenue	78,089	1.5%	72,868	(6.7)%	89,737	23.2%
Cost of Sales	77,683	3.0	74,548	(4.0)	85,597	14.8
Operating Expenses	10,004	(52.4)	10,395	(3.9)	10,999	5.8

Loss from Continuing Operations	(9,598)	(50.7)%	(12,075)	25.8%	(6,859)	(43.2)%

2006 versus 2005. Loss from continuing operations decreased by 43.2% from $12.1 million in 2005 to $6.9 million in 2006, primarily due to the increase in gross profit by $5.8 million, from a gross loss of $1.7 million in 2005 to gross profit of $4.1 million in 2006. The increase in our gross profit is a result of the increase in sales volume of our top five customers, favorable package mix, the increase in copper price that was passed on to our customers and a decrease in depreciation. The increase in gross profit was partially offset by the increase in operating expenses by 5.8%. As a percentage of revenue, loss from continuing operations decreased from 16.6% in 2005 to 7.6% in 2006.

2005 versus 2004. Loss from continuing operations increased by 25.8% from $9.6 million in 2004 to $12.1 million in 2005, primarily due to a decrease in gross profit by $2.1 million brought about by the decrease in sales volume coupled with increases in depreciation and utilities. As a percentage of revenue, loss from continuing operations increased from 12.2% in 2004 to 16.6% in 2005.

Net Interest and Bank Charges

	For the years ended December 31 (Thousands of dollars)
	2004	% change from 2003	2005	% change from 2004	2006	% change from 2005

Interest expense, bank and financing charges	(2,150)	59.7%	(3,029)	40.9%	(3,518)	16.1%
Interest income	14	(89.7)	156	1040.0	160	2.9

Interest and bank charges—Net	(2,136)	76.0%	(2,873)	34.5%	(3,358)	16.8%

2006 versus 2005. Net interest expense increased by 16.8% from $2.9 million in 2005 to $3.4 million in 2006. In 2005, interest expense, bank and financing charges included interest expense and debt discount amortization for the portion of the year subsequent to the issuance of the $7 million exchangeable senior subordinated note issued in June 2005 to Merrill Lynch LLC and the anti-dilution adjustment for the $4 million senior subordinated exchangeable note issued in July 2003 to Merrill Lynch LLC, whereas 2006 included a full year interest expense and debt discount amortization of the 2003 and 2005 exchangeable notes.

2005 versus 2004. Net interest expense increased by 34.5% from $2.1 million in 2004 compared to $2.9 million in 2005. The increase was primarily due to the interest expense and deferred financing charges related to the $7.0 million exchangeable senior subordinated note issued in June 2005 to Merrill Lynch LLC.

Net Foreign Exchange Losses

Net foreign exchange gains or losses result from movements in the exchange rates of foreign currencies between the date a monetary asset or liability arises and the balance sheet date or the date of settlement.

2006 versus 2005. We recognized a net foreign exchange loss of $530,334 in 2006 compared to net foreign exchange loss of $150,628 in 2005, principally due to the effect of settlement and restatement of transactions and balances denominated in Philippine peso, Japanese yen and European euro into U.S. dollars. In 2006, the Philippine peso and European euro appreciated relative to the U.S dollar while the Japanese yen depreciated relative to the U.S. dollar.

2005 versus 2004. We recognized a net foreign exchange loss of $150,628 in 2005 compared to net foreign exchange loss of $310,832 in 2004, principally due to the effect of settlement and restatement of transactions and balances denominated in Japanese yen, European euro, Chinese renminbi and Philippine peso into U.S. dollars. In 2005, the Philippine peso appreciated relative to the U.S dollar while Japanese yen and European euro depreciated relative to the U.S. dollar. The Chinese renminbi fluctuated in a narrow trading band vis-à-vis the U.S. dollar.

Provision for Income Tax

	For the years ended (Thousands of dollars)
	2004	% change from 2003	2005	% change from 2004	2006	% change from 2005

Provision for income tax	369	(263.8)%	120	(67.3)%	191	58.5%

2006 versus 2005. We recognized a provision for income tax of $191,033 in 2006 compared to provision for income tax of $120,488 in 2005. In 2005, there was a reversal of deferred tax asset amounted to $117,392 because we were incurring continuing losses. In 2006, we were in a tax income position that resulted in the recognition of income tax expense amounting to $191,033, No deferred asset was recognized in 2006.

2005 versus 2004. We recognized provision for income tax of $120,488 in 2005 compared to provision for income tax of $368,768 in 2004.

Results of Discontinued Operations

On September 8, 2005, the representatives of the Management Committee of the CHTZ, and the Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plan to convert the Southern Export Processing Zone where PSi Chengdu is located into a commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. The relocation issue which could have further drained PSi Chengdu’s resources, coupled with continuous operating and cash flow losses from the start of commercial operations up to 2005, triggered an impairment review in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as of December 31, 2005. Management estimated that the undiscounted future cash flows to be generated by PSi Chengdu to be negative compared with the carrying amount of PSi Chengdu’s long-lived assets of $2.7 million. The fair value of those assets determined using the expected cash flow approached was $0.2 less than the book value of such assets. Consequently, we write-down the carrying value of such assets amounting to $2.7 million in 2005.

On April 5, 2006, the Board of Directors (BOD) of PSi Technologies and PSi Mauritius through its subsidiary, PSi Chengdu, informed the Management Committee of the CHTZ of its decision to close the facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu ceased commercial operations on April 30, 2006. We restated our historical results to reflect the closure of PSi China operations as a discontinued operation. In connection with the disposition of PSi China operations, we recorded, in 2006, $386,384 in severance and other exit costs. As of July 13, 2007, PSi Chengdu is in the process of completing the requirements for liquidation and dissolution.

A summary of the results from discontinued operations for the year ended December 31, 2006 is as follows:

	For the Year Ended December 31
	2006	2005	2004
Net sales	$2,354,739	$7,473,187	1,049,972
Gross profit (loss)	129,030	(202,137)	(1,268,624)
Operating loss from discontinued operations	(861,551)	(4,854,268)	(2,343,165)
Other income (expense)	76,690	(21,693)	(13,808)
Net loss from discontinued operations	(784,861)	(4,875,961)	(2,356,973)

B. Liquidity and Capital Resources

Liquidity

In 2006, we funded our operations and capital expenditures primarily through cash from operations (including receivables collections), short-term loans, and short-term supplier credits. As of December 31, 2006, we had $24.4 million in current assets, of which $3.4 million are in the form of cash, $14.6 million in trade and other receivables, and $5.9 million in inventories. We used funds supplied by our banks to acquire certain inventories, which are held under a “trust arrangement” with the banks. These arrangements are evidenced by trust receipts and we are accountable to our banks until the amounts supplied under the trust arrangements have been repaid.

Operating Activities

In 2006, net cash provided by operating activities amounted to $11.1 million, while in 2005, cash flows used in operating activities amounted to $4.2 million. The net cash generated in 2006 was primarily accounted for by the net loss after adjusting non-cash items such as depreciation and amortization, impairment losses, provision for inventory obsolescence, provision for deferred income tax, retirement benefit, unrealized foreign exchange losses, and decrease in inventories, and offset by the increase in trade and other payables and decrease in trade and other receivables. The net cash used in 2005 was primarily accounted for by the net loss after adjusting for non-cash items such as depreciation and amortization, impairment losses, provision for inventory obsolescence, provision for deferred income tax, retirement benefit, unrealized foreign exchange losses, and decrease in inventories, and offset by the increase in trade and other receivables and decrease in trade and other payables. The proceeds of the $7.0 million exchangeable note raised on June 2, 2005 was partly used to pay a certain portion of these accounts payable to our suppliers.

Investing Activities

Net cash used in investing activities totaled $4.9 million in 2006 compared to $1.9 million in 2005. In 2006, these investments consisted mainly of acquisition of additional assembly and test equipment and facilities involving the increase in the production capacity and facilities support equipment for Taguig and Laguna. As of December 31, 2006, we had outstanding equipment purchased through suppliers’ credits amounting to $2.5 million.

Financing Activities

Net cash used in financing activities totaled $4.5 million in 2006. In 2005, net cash provided by financing activities totaled $6.7 million. In 2006, the net cash used in financing activities was due to our payment of trust receipts payable and short term loans to KBC N.V. - Philippine Branch and KBC N.V. - Hong Kong Branch (See Note 10 to the consolidated financial statements). This was offset by the proceeds from short-term loans from PVB-Philippines in 2006. In 2005, cash from financing activities was primarily generated from the proceeds of the $7.0 million exchangeable note, and a decrease in restricted cash offset by payments of short term loans and obligations under capital leases and payments. As of December 31, 2006, we had $10.5 million in short-term loans and $39,998 in trust receipts payable.

On June 2, 2005, we issued a $7.0 million 4-year exchangeable senior subordinated note due in 2009 which bears interest at a rate of 10% per annum, net of Philippine withholding taxes, to Merrill Lynch LLC. The Audit Committee of our Board of Directors, comprised of three non-management, independent directors not affiliated with Merrill Lynch, negotiated and approved the terms of the note. The proceeds of the note were used to partially finance capital expenditures related to the introduction of our Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholder and Related party Transactions—The Merrill Lynch Exchangeable Notes.”

In 2003, we entered into an agreement to restructure the outstanding liability to a customer. Instead of a final balloon payment in December 2003, the restructuring allowed us to pay down the liability on a monthly basis at an amount dependent on the loading of the customer, with final payment in August 2005. The entire liability was fully settled in 2005.

Cash flows from discontinued operations are reported together with cash flows from continuing operations in the Consolidated Statement of Cash Flows. Net cash provided by (used in) operating, investing and financing activities from discontinued operations for the three years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Net cash used in operating activities	$(1,779,406)	$(1,580,962)	$(763,843)
Net cash provided by (used in) investing activities	86,304	(318,058)	(3,287,455)
Net cash provided by financing activities	1,583,043	1,785,425	4,357,318

The PSi Chengdu operations have been incurring cash losses ever since it started operations in 2004. Our discontinued operations will result in positive impact on future liquidity and capital resources. Total cash flow from discontinued operations amounted to ($110,059), ($113,595) and $306,020 in 2006, 2005 and 2004.

See “Item 5—Tabular Disclosure of Contractual Obligations”.

Capital Expenditures

We incurred a capital expenditure of $8.7 million in 2006 which principally relates to the acquisition of machinery and equipment for our production requirements. The majority of such capital expenditure relate to our expansion project, which involves the increase in the production capacity of our manufacture of power semiconductor devices.

We believe that net cash generated from operations and additional debt together with cash in bank and credit facilities, will be sufficient to meet our working capital and outstanding obligations to our equipment suppliers for the next 12 months. On April 19, 2006, Philippine Veterans Bank (PVB) extended a revolving promissory note line amounting to $3.0 million including availability of a letter of credit up to $450,000. The facility is subject to annual review by PVB up to April 11, 2010 and a 90-day availability period. The Revolving Promissory Note Line Agreement was subsequently signed on July 13, 2006. We are negotiating with PVB for an increase in its revolving promissory note line from $3 million to $5 million.

Capital Resources

Our continued operations as a going concern is dependent on our ability to generate sufficient cash flows from operations and/or seek other sources of financing; however there is no assurance that positive operating results can be achieved nor that any additional financing or refinancing can be obtained on favorable terms, if at all. To address the foregoing, we are undertaking the following:

a.	Adoption of measures to lower the variability of customer loadings through consolidation of plant sites and allow better fixed cost recovery and optimize capacity utilization of remaining sites;

b.	Development of new captive businesses such as the sales and investment agreement with a major customer with committed volume, higher selling price and underutilization charges in case of shortfall versus commitments;

c.	Management of customer and package mix towards higher average selling price and better margin packages;

d.	Reduction of operating costs and overheads;

e.	Improvement of productivity, manufacturing efficiency and equipment capabilities through introduction and launching of continuous improvement circles;

f.	Approval of capital expenditures that meet certain financial criteria;

g.	Development of partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions; and

h.	Establishment of additional credit facilities with other banks and financial institutions.

We have credit facilities with various banks and financial institutions. These credit facilities are short-term in nature and can be terminated anytime. We continue to explore various financing options with various banks and financing institutions. We may not be successful in negotiating and closing any of these financing options. These credit facilities are discussed below.

We have a $10 million credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria) which is available to PSi Technologies and PSi Laguna of which $9.7 million was outstanding as of December 31, 2006. As of December 31, 2006, we had not complied with certain financial ratio requirements under the short-term credit facility from RZB-Austria. The credit facility was initially for a period beginning in 2002 and renewed every year thereafter until December 31, 2005. However, on April 1, 2006, RZB-Austria extended the credit facility granted to PSi Technologies and PSi Laguna until December 31, 2006. On April 27, 2007, we signed with RZB-Austria a Second Supplemental Agreement under which the credit facility was extended from December 31, 2006 until March 31, 2008. However, RZB-Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest shall be immediately due and payable. Under the agreement, RZB-Austria also agreed to remove the financial covenants previously required of us.

We also have a $3 million short-term credit facility with KBC Bank N.V.—Philippine Branch of which $2 million was outstanding as of December 31, 2005 and another $4 million letter of credit and trust receipt facility of which $3.3 million is outstanding as of December 31, 2005. The short term credit facility was secured by accounts receivable from a customer (see Note 10 to the Consolidated Financial Statements). As of December 31, 2005, PSi Holdings and PSi Technologies have not complied with certain financial ratio requirements under the Loan Agreement with KBC Bank N.V.—Philippine Branch. On March 10, 2006, KBC Bank N.V.—Philippine Branch informed us that it is terminating the credit facility it extended to the Company effective May 9, 2006. On May 26, 2006, KBC Bank N.V.— Philippine Branch advised the Company that the KBC Bank N.V.—Philippine Branch ceased operations effective April 30, 2006 and that in view of such cessation, the loan account will be assumed by KBC Bank N.V.—Hong Kong Branch starting June 10, 2006. The loan agreement, including the deed of assignment of receivables and other agreements related thereto, remains in full force and effect after the transfer of the booking of the loan, but KBC Bank N.V.—Hong Kong Branch agreed to assume all the rights and obligations of KBC Bank N.V.—Philippine Branch thereunder. As of December 31, 2006, the outstanding short term loans amounted to $524,742.85. We paid the outstanding short term loans in full on January 5, 2007.

The facility we currently have with PVB is subject to annual review by PVB up to April 11, 2010 and a 90-day availability period. As of December 31, 2006, the outstanding short term loans due to PVB amounted to $0.3 million.

Special Tax Status

We have benefited from tax incentives available in the Philippines. Our Taguig facility was registered under R.A. No. 7916, otherwise known as the Special Economic Zone Act of 1995, which created the Philippine Economic Zone Authority. As of May 17, 2004, we became subject to a special tax rate of 5% of gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period. Income that is not related to our core activities such as lease income, gains from sale of assets or other activities that are not registered with PEZA are subject to income tax of 35%, effective November 1, 2005.

Because we export all our products, we are subject to zero percent value added tax (VAT), in the Philippines. Ordinarily, a 12% VAT is imposed on the sale of goods and services in the Philippines.

With respect to our import of machinery and equipment, we are able to convert the VAT paid on the importation into tax credit certificates. These tax credit certificates can be used as payment for import VAT and customs duties where so permitted by the Philippine Bureau of Customs on other imports. Likewise, we also have tax credit certificates from the Bureau of Internal Revenue which arise from a refund of VAT paid on purchases of raw materials and supplies prior to being PEZA registered. These tax credits can be used to pay income tax and documents stamp tax but not for withholding taxes. They can also be sold for cash at a discount to other importers who are permitted to use them if so permitted by the Bureau of Customs and the Bureau of Internal Revenue, respectively. These tax credit certificates were all re-validated and or extended in compliance with memoranda issued from the Bureau of Internal Revenue. As of December 31, 2006, we have tax credit certificates of $72,617. These amounts are included in other current assets account as of December 31, 2006.

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

PSi Chengdu ceased commercial operations on April 30, 2006 and is in the process of liquidation and dissolution. As a result, PSi Chengdu was able to obtain clearances from State Tax Department and Chengdu Local Tax Department on January 24, 2007 and April 5, 2007, respectively. PSi Chengdu did not receive any tax assessments from State Tax Dapartment and Chengdu Local Tax Department.

Recently Issued Accounting Standards

In February 2006, FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We do not expect the adoption of SFAS No. 155 will have a material impact on our consolidated financial statements and disclosures.

In June 2006, the FASB ratified Emerging Issues Task Force (“EITF”) Issue 06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“Issue 06-03”). Under Issue 06-03, a company must disclose its accounting policy regarding the gross or net presentation of certain taxes. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented (i.e., both interim and annual periods). Taxes within the scope of this Issue are those that are imposed on and concurrent with a specific revenue-producing transaction. Taxes assessed on an entity’s activities over a period of time, such as gross receipts taxes, are not within the scope of the issue. Issue 06-03 is effective for the first annual or interim reporting period beginning after December 15, 2006. We do not expect the adoption of Issue 06-03 will have a material impact on our consolidated financial statements and disclosures.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in income tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. FIN 48 requires that we recognize in our consolidated financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosures. This interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. We are currently in the process of determining the impact of the adoption of this interpretation in our consolidated financial statements.

The FASB has issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements and disclosures.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). Unrealized gains and losses on instruments for which the Fair Value Option has been elected are reported in earnings at each subsequent reporting period. SFAS No. 159 will be effective on April 1, 2008. We are currently studying the guidelines of SFAS No. 159 and have not yet determined the expected impact of the implementation of this pronouncement on our financial position, cash flows and results of operations.

C. Research and Development, Patents and Licenses

Research and Development

We are increasing our research and development efforts on developing packages and assembly platforms that will meet the growing needs of our customer base. We offered a fully qualified QFN assembly line that will produce a wide variety of packages ranging from a 3 x 3 to a 7 x 7 package with differing interconnect options for the power semiconductor market. The interconnect options include copper clip, and solder die attach. We believe that these interconnect options will allow us to improve product performance through lower parasitic resistance and inductance to meet the higher package performance goals of our customers. We further believe that Power QFN packages are the fastest growing power package in the industry. This packaging platform addresses our customers’ need for shortest time-to-market with a new package.

We now have in place a Lead (Pb)-free process particularly in package lead plating and dipping, in keeping with the industry’s objective to minimize and eliminate substances/components in the package harmful to the environment. Another focus in our materials development activities is the identification of alternative materials that will improve the cost of our packages.

As of December 31, 2006 we employed 34 professionals dedicated to research and development. Our management and other operational personnel are also involved in research and development activities. We spent a total of $1,008,075 in 2004, $1,241,508 in 2005 and $1,150,922 in 2006 on research and development.

Patents and Licenses

On November 27, 2004, we signed a broad, multi-year patent license agreement with Amkor Technology, Inc. that grants us rights under Amkor Technology Inc.’s portfolio of patents relating to MicroLeadFrame® technology, MicroLeadFrame® packages and QFN packages, and grants Amkor access to the intellectual property being developed by PSi related to its Power QFN technology.

On June 8 and November 16, 2005, we filed our first two patent applications with the U.S. Patent and Trademark Office, for a plastic integrated circuit package, lead frame and method for use in making the package (stud bump flip chip method of manufacture for a QFN Package) and method of putting isolated metallic interconnections onto a metallic substrate, respectively. Both patent applications are currently pending. Our focus on the needs of our customers and the growing demands for innovation in the industry has defined our role as one of the leaders in the industry. We depend in part on our ability to develop and protect our intellectual property and the intellectual property which our customers shared with us, and our ability to apply that know-how to improve our customers’ packaging design and implementation.

We believe that our continued success depends in a large part on the technological skills of our employees and their ability to continue to innovate.

D. Trend Information

The Philippine economic downturn that began with the Asian Financial Crisis in 1997 to 1999 the downturn in the semiconductor industry in 2000 and the U.S. economic downturn that began in 2001 has made it more difficult for us to access adequate financing for our capital expenditures and to access such financing on attractive terms.

According to statistics from the Bangko Sentral ng Pilipinas (Central Bank of the Philippines), the non-performing loan ratio of the Philippine banking sector has increased from 2.8% in 1996 to 14.9% in 2002, owing to the lingering effects of the Asian financial crisis. This has increased the reluctance of the Philippine Banking sector to extend credit facilities to corporations in general, and more especially for corporations with recent history of net losses. Similarly, the U.S. economic and semiconductor industry downturns that began in 2000 and resulted in the more than 77% decline in the technology heavy Nasdaq stock market index from its peak in February 2000 to the index’s low of 2002 has limited funding options for companies in the semiconductor industry.

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

F. Tabular Disclosure of Contractual Obligations.

The following table aggregates, as of December 31, 2006, our known contractual obligations and commitments.

Payments Due by Period

(U.S. dollars)

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Loans payable (1)	10,524,742	10,524,742	—	—	—
Operating lease obligations (2)	9,048,932	917,035	1,211,700	1,229,565	5,690,632
Merrill Lynch Exchangeable Notes—includes amount representing accrued interest on exchangeable notes converted to principal of $1.9 million and discount of $8.5 million (3)	12,992,090	—	12,992,090

(1)	Loans payable consist of outstanding liability to RZB-Austria amounting to $9.7 million, to KBC Bank N.V. – Philippine Branch amounting to $0.5 million and PVB-Philippines amounting to $0.3 million. See Notes 3, 8 and 10 to the Consolidated Financial Statements.

(2)	Operating lease obligations include the lease of land and building in Taguig and Laguna.
(3)	On July 3, 2003, PSi Technologies, Inc., our principal operating subsidiary, issued to a Merrill Lynch LLC a $4.0 million 5-year exchangeable senior subordinated note. The proceeds of the note were used to pay liabilities related to certain capital expenditures which came due in 2003. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes” for a summary of terms. The note matures on June 1, 2008. The note bears interest at a rate of 10% per annum, net of Philippine withholding tax payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares. We are not permitted to prepay the note in whole or in part. The note is exchangeable by Merrill Lynch LLC at any time into our common stock at a price of $1.15 per share. The initial exchange price was $1.47 per share, but was reduced to $1.15 per share due to the fact that we did not meet certain performance targets for the third and fourth quarters of 2003 as provided for in the note. If, at any time after July 3, 2006, our publicly-traded ADS (i) shall have traded at an average closing price of at least $3.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADS, for such period was equal to at least 33.33% of the number of shares into which the note is exchangeable, we may then notify Merrill Lynch LLC of our intent to redeem the note. The note will then be redeemed unless Merrill Lynch LLC exercises its right to exchange or assign the note. The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to ON and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note.

On June 2, 2005, PSi Technologies, Inc., our principal operating subsidiary, issued to a Merrill Lynch LLC a $7.0 million 4-year exchangeable senior subordinated note. We intend to use the proceeds of the note to partially finance capital expenditures related to the introduction of our Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes” for a summary of terms. The exchangeable note accrues interest at a rate of 10% per annum, net of Philippine withholding tax, and payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares. We are not permitted to prepay the note in whole or in part. The note will be exchangeable by Merrill Lynch LLC at any time into our common stock at a price of $1.00 per share. The note exercise price may be further reduced to $0.90 per share or $0.80 per share, in the event we do not meet certain performance targets for the fourth quarter of 2005 and first quarter of 2006 as provided for in the note. If, at any time after three years from issuance, our publicly-traded ADS (i) shall have traded at an average closing price of at least $2.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADS, for such period was equal to at least 33.33% of the number of shares into which the note is exchangeable, then we may notify Merrill Lynch LLC that we intend to redeem the note. The note will then be redeemed unless Merrill Lynch exercises its right to exchange or assign the note. The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to the following: RZB-Austria through a Revolving Facility Agreement dated September 24, 2003, KBC Bank N.V. — Philippine Branch through a Short-term Advances Credit Facility dated September 30, 2004 and LC/TR Credit Facility dated October 30, 2002, Metropolitan Bank and Trust Company through an Import LC/TR Credit Facility, Bank of Commerce through an Import LC/TR Credit Facility dated April 16, 2003 and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note. The issuance of 2005 Note also triggered the anti-dilution adjustment. This resulted in a conversion reset of the 2003 Note from the lowest exercise price, which was already set at $1.15 ( since the EBITDA target for the three months ended December 31, 2003 was not met), to $1.06. This resulted in an additional embedded beneficial conversion feature on the 2003 Note amounting to $606,282.

As of December 31, 2006 and 2005, the 2003 and 2005 Exchangeable Notes have a carrying amount of $4.5 million (net of debt discount of $8.5 million) and $2.5 million (net of debt discount of $9.3 million), respectively. Upon redemption or conversion of the Exchangeable Notes prior to June 1, 2008 (for the 2003 Note) and June 1, 2009 (for the 2005 Note), any remaining unamortized discount will be charged to operations in the year of redemption or conversion. The embedded beneficial conversion feature recognized as additional paid-in capital amounted to $7.0 million for the 2005 Note and $2.8 million (inclusive of the adjustment to the embedded beneficial conversion of $606,282 resulting from the anti-dilution adjustment triggered by the issuance of the 2005 Note) for 2003 Note as of December 31, 2005.

In 2006, 2005 and 2004, we recognized debt discount amortization of $0.9 million, $0.8 million and $0.7 million, respectively, and these are presented as “Interest and bank charges” account in the consolidated statements of income.

On June 30, 2006 and December 31, 2006 in accordance with the terms of Exchangeable Notes, PSi Technologies formally informed Merrill Lynch that the outstanding accrued interest on the Exchangeable Notes as of said dates amounting to $589,210 and $618,671, respectively, will not be settled through payment but will be converted to principal amount of the Exchangeable Notes.

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of May 31, 2007, our directors and executive officers are as follows:

Name	Age	Position
Directors
Arthur J. Young, Jr. (1)	50	Director and Chairman of the Board
Mandakini Puri	47	Director
Brian A. Renaud (1)(2)	43	Director
Gordon J. Stevenson (3)	54	Director
Roberto F. de Ocampo (4)(5)	61	Director
Romeo L. Bernardo (4)	52	Director
Patchara Samalapa (6)(2)	36	Director

Executive Officers
Arthur J. Young, Jr.	50	President & Chief Executive Officer
Gordon J. Stevenson	54	Executive Vice President & Chief Operating Officer
Francisco H. Suarez, Jr.	47	Chief Financial Officer & Treasurer
Thomas Moersheim	51	Chief Technology Officer
Helen G. Tiu	46	Corporate Secretary
Hernanie S. Torres	46	Managing Director, Taguig Facility
Gil Setijono Gilarsi	45	Director for Business Development, Vice President for Business Excellence
Fernando Silva	39	Managing Director, Laguna Facility
Hilario Romil A. Acosta Jr.	37	Director for Supply Chain
Jun Santiago (7)	45	Director for Human Resources Development

(1)	Member of the Compensation Committee
(2)	Member of the Budget Committee
(3)	Elected September 2005 replacing William John Meder
(4)	Member of the Audit Committee
(5)	Chairman of the Audit Committee
(6)	Elected April 2004 replacing Sung Ming Cho of Merrill Lynch. Mr. Samalapa qualified for board membership in accordance with the Corporation Code of the Philippines on October 22, 2004.
(7)	Resigned effective July 6, 2007.

Since the last annual stockholders’ meeting and through June 2007, the Board of Directors had three meetings The average attendance by directors at Board of Directors’ meetings they were scheduled to attend was 85.7%.

The members of the Board of Directors listed above were elected to the board during the annual stockholders’ meeting on October 25, 2006.

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

Roberto F. de Ocampo,—Dr. de Ocampo was previously the President of the Asian Institute of Management (AIM), one of the leading international business and management graduate schools based in Manila. He is currently a member of the AIM Board of Trustees and is Chairman of the Board of Advisors of the AIM-RFO Center for Public Finance and Regional Economic Cooperation. He served as Secretary of Finance of the Republic of the Philippines from 1994 to 1998 during the presidency of Fidel V. Ramos, and was previously Chairman and Chief Executive Officer of the Development Bank of the Philippines during the presidency of Cory Aquino. Dr. de Ocampo graduated from De La Salle College and Ateneo University in Manila, received an MBA from the University of Michigan, holds a post-graduate diploma from the London School of Economics, and has four doctorate degrees (Honoris Causa). He is the recipient of many international awards including Finance Minister of the Year, Philippine Legion of Honor, ADFIAP Man of the Year, Chevalier of the Legion of Honor of France, and the 2006 Asian HRD Award for Outstanding Contribution to Society.

Romeo L. Bernardo—Mr. Bernardo is President of Lazaro Bernardo Tiu & Associates, Inc., a financial advisory firm and serves as GlobalSource economist in the Philippines. Mr. Bernardo currently sits on the Board of Directors of Globe Telecom, Bank of the Philippine Islands, East Asia Power Resources, Inc., National Re-Insurance Corporation, RFM Corporation, PHINMA, Ayala Life Assurance, Philippine Institute for Development Studies (PIDS) Inc., and is Chairman of Ayala Life Fixed Income Fund (ALFM) Peso Dollar and Euro Bond Funds and the Philippine Stock Index Fund. Mr. Bernardo was an alternate director of the Asian Development Bank from 1997 to 1998 and Finance Undersecretary for International Finance, Privatization & Treasury Operations of the Department of Finance of the Republic of the Philippines from 1990 to 1996. Mr. Bernardo received a Bachelor of Science degree in Business Economics from the University of the Philippines and a Masters in Development Economics degree from Williams College.

Francisco H. Suarez, Jr.—Mr. Suarez is our Chief Finance Officer and Treasurer effective January 16, 2007. Previously, Mr. Suarez was the Chief Finance Officer of SPI Technologies, Inc. Mr. Suarez was also formerly the Director for Corporate Finance at Asian Alliance Investment Corp., an investment bank. He was also formerly an Assistant Vice President of the Merchant Banking Division at the Metropolitan Bank and Trust Company and First Vice President for Corporate Finance of First Metro Investment Corporation. Mr. Suarez graduated from De La Salle University with a Bachelor of Arts degree in Applied Economics.

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

Thomas Moersheim—Mr. Moersheim is our Chief Technology Officer. He joined us in April 2007. Mr. Moersheim has over 22 years of work experience with NXP Semiconductors (formerly Philips Semiconductors), holding various executive positions in Innovation, Customer Support and Quality and Reliability. Prior to joining us, Mr. Moersheim was the Director for Subcontract Management Philippines of NXP Semiconductors, Industrial Strategy and Operation.

Gil Setijono Gilarsi—Mr. Gilarsi is our Vice President for Business Development and Business Excellence. He joined us in April 2005. Mr. Gilarsi has 20 years experience in many different areas of operations and general management. Prior to joining PSi, he was the Deputy General Manager of Philips Plant in Surabaya, Indonesia—one of the largest and the most complex lighting plants worldwide. His last role with Philips was Business Excellence Director of Philips Lighting Electronics ASIA PACIFIC. Mr. Gilarsi received a Bachelor of Science degree in chemical engineering from Bandung Institute of Technology (ITB), Indonesia.

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

Hilario Romil A. Acosta Jr.—Mr. Acosta is our Director for Supply Chain. He joined us in March 2006. Mr. Acosta has 15 years of experience in different areas of supply chain management. Before joining PSi, he was the head for Strategic Procurement and Traffic of Globe Telecoms, Inc. He also worked in various areas in Supply Chain for companies such as Bayan Trade, Caltex Phils., Zuellig Pharma Corp., Dutch Boy Phils.,Inc. and Coca-Cola Bottlers Phils. Mr. Acosta is certified as a Certified Purchasing Manager (CPM) by the Institute for Supply Management (ISM) in the U.S. He holds a Bachelor of Science in Chemical Engineering from Far Eastern University and an MBA from De la Salle University in Manila.

Fernando Silva—Mr. Silva is the new Managing Director of PSi Technologies Laguna, Inc. He joined us on November 27, 2006. Mr. Silva worked for over 15 years with Integrated Microelectronics, Inc. in variety of roles, including Manufacturing Supervisor, Division Manager, and Business Unit Group Head.

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

B. Compensation

We paid an aggregate amount of $43,162 to members of our board of directors as reimbursement for costs and expenses incurred in connection with attending meetings of the board of directors and its committees in 2006.

We paid an aggregate amount of $475,896 in compensation to our top 11 officers in 2006. We provide daily transportation to and from work to these executives and housing for the Managing Director of our Laguna facility. We gave $369,209 in bonuses to our executive officers and directors in 2006.

In July 2005, we hired a Chief Operating Officer and are committed in the future to pay such COO a minimum of $300,000 in the form of bonuses and 500,000 options.

On February 2, 2004, we issued 121,000 options to purchase shares of our common stock to 24 of our executives and officers at an exercise price of $3.25 per share. We are likewise committed to issue an additional 500,000 shares to our Chief Operating Officer subject to certain terms. The vesting period and term of those options are consistent with the terms of our stock option plan as described in “Item 6—Share Ownership—PSi Stock Option Plan.” There was no outstanding loans to key executives as of December 31, 2005 and 2006. Non-executive directors receive per diem compensation for their attendance at each board meeting. Directors are reimbursed for reasonable expenses incurred for attendance of meetings of the board and its committees. Directors may also receive additional compensation for serving on board committees and/or performing additional or special duties at the request of the Board.

We have a noncontributory defined benefit pension plan covering substantially all of our regular employees in the Philippines. Retirement costs are based on amounts computed by an independent actuary. In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, which requires the recognition of the funded status of a defined benefit pension plan (other than a multi-employer plan) as an asset or liability in the statement of financial position and the recognition of changes in the funded status through comprehensive income in the year in which such changes occur. We adopted the recognition provisions of SFAS No. 158 and initially applied those to the funded status of the defined benefit pension plans as of December 31, 2006. We measure the pension benefit liabilities using the Projected Unit Credit Actuarial Cost Method in accordance with the provisions of SFAS No. 158. The initial recognition of the funded status of our defined benefit pension plans resulted in a decrease in stockholders’ equity of $1.5 million, which was net of a deferred tax benefit of $83,027.

SFAS No. 158 also requires that the funded status of a plan be measured as of the date of the year-end statement of financial position. We currently measure the funded status as of the balance sheet date. Accordingly, the adoption of the measurement provisions of SFAS No. 158 will have no impact on our financial statements (see Note 18 of the consolidated financial statements for further discussion). As of December 31, 2006, the fair value of the retirement plan assets amounted to $46,898.

We expect to make cash contributions amounting to $50,000 to our pension plan in 2007.

As of December 31, 2006, we have an unrecognized transition obligation and unrecognized actuarial loss amounting to $2,845 and $2,052,391, respectively. The amortization of actuarial loss for each of the seven (average expected future service years of plan members) succeeding years amounts to $247,412.

C. Board Practices

The following table sets forth the term of office for the members of our board of directors as of July 13, 2007.

Name	Commencement of First Term	Expiration of Current Term[1]
Arthur J. Young, Jr.	December 1999	June 30, 2007
Mandakini Puri	October 2001	June 30, 2007
Brian A. Renaud	December 1999	June 30, 2007
Gordon J. Stevenson	September 2005	June 30, 2007
Patchara Samalapa	April 2004	June 30, 2007
Roberto F. de Ocampo	March 2000	June 30, 2007
Romeo L. Bernardo	February 2000	June 30, 2007

[1]

The term of office of our board members will expire at the next annual stockholders’ meeting. Our by-laws provide that the annual stockholders’ meeting shall take place on any day in June. Pursuant to the holdover provisions of the Philippine Corporation Code, if the annual stockholders’ meeting as provided in the by laws is postponed, the term of office of our board members is automatically extended to the date on which the next annual stockholders’ meeting actually takes place.

We do not have directors’ service contracts or other agreements that provide for benefits on termination of employment.

Committees of Our Board of Directors

Our board of directors has an audit committee, a budget committee and a compensation committee.

The audit committee is currently comprised of two independent directors. As of May 31, 2007, Messrs. de Ocampo and Bernardo served on the audit committee, with Mr. de Ocampo as Chairman. A vacancy on the audit committee was created following the resignation of Mr. Ramon del Rosario, Jr. on February 14, 2007. The board of directors had determined that Mr. del Rosario qualified as an audit committee financial expert, and Mr. del Rosario has yet to be replaced on the audit committee. We are actively engaged in recruiting a financial expert to fill the current vacancy on the audit committee.

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

On November 6, 2006 the Business Control Department reporting to the audit committee was created to provide annually an assessment on the adequacy and effectiveness of our processes for controlling activities and managing risks, report significant issues related to the processes for controlling our activities, to provide information periodically on the status and results of the annual audit plan and coordinate and provide insight of other control and monitoring functions.

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

The compensation committee is responsible for establishing remuneration levels for some of our officers and performs certain functions under our employee benefit programs. As of May 31, 2007, the members of the compensation committee are Mr. Arthur J. Young, Jr. and Mr. Brian Renaud.

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

D. Employees

We actively recruit to attract the highest quality personnel in our region. Our employees are not covered by any collective bargaining arrangements. We believe that our relationship with our employees is good. The following table sets forth the total number of employees, as of December 31, 2006, 2005 and 2004:

Headcount	2004	2005	2006
Operations	2,243	2,169	1,796
Engineering	524	522	470
Quality	434	403	321
Sales/ Marketing/ Customer Service	20	17	11
General, Administrative/ Executive and Non-Operations	354	309	242

TOTAL	3,575	3,420	2,840

The total number of employees decreased by 580 from 3,420 in 2005 to 2,840 in 2006 due to the closure of PSi Chengdu in 2005.

E. Share Ownership

The following table sets forth the number of shares and options owned by our directors, officers and members of management. Our Chairman, President and Chief Executive Officer, Mr. Arthur J. Young, Jr. owns, directly and indirectly, 164,907 shares or 1.24% of our shares. The following directors and officers also own shares of the Company or options on such shares as of December 31, 2006:

Name	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares	Number of Common Shares Underlying Stock Options	Exercise Price		Expiration Date (2)
Arthur J. Young Jr. (1)	164,907	1.24%	457,600 40,000	$ $	13.30 3.25
Brian Renaud (1)	1
Mandakini Puri (1)	1
Patchara Samalapa (1)	1
Romeo L. Bernardo	1
Roberto F. de Ocampo	1
Gordon Stevenson	1		500,000		$3.00
Thelma G. Oribello			25,000 5,000	$ $	13.30 3.25
Chato C. Montemayor			5,000		$3.25

(1)	These individuals are employees or nominees of Merrill Lynch, our controlling shareholder. See “Item 7—Major Shareholder and Related Party Transactions” regarding Merrill Lynch’s share ownership.
(2)	Pursuant to our stock option plan, options expire no later than three years after they vest and have a maximum term of ten years.

PSi Stock Option Plan

Pursuant to our stock option plan, options may be granted to certain of our directors, officers and employees for the purchase of up to an aggregate of 741,162 common shares. On June 2, 2005, we increased the total number of options that may be distributed under the plan to 1,241,162 options pursuant to a board resolution adopted in connection with the hiring of the new Chief Operating Officer. As of December 31, 2006, there were 971,513 options outstanding, a decrease of 16,000 options from 987,513 options outstanding as of the end of December 31, 2005 due to forfeitures.

In general, our stock option plan requires that options vest not more than ten years from the date of grant and that options expire not more than three years after the vesting date. The plan is administered by the compensation committee of our board of directors which determines the number of common shares subject to each option granted and the related purchase price and option period. Upon the voluntary termination of employment by an option holder or termination of an option holder for cause, any options granted under our stock option plan to the option holder (whether or not vested) will terminate, unless otherwise authorized by the compensation committee. If termination was due to retirement, disability or involuntary separation other than for cause, the option holder or his successors have the remainder of the applicable term to exercise the option holder’s vested options. If termination was due to death, vested options may be exercised for the remainder of their term. Options granted are non-transferable except by will or as otherwise authorized by the compensation committee.

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

We recognized share compensation expense for options granted to employees under our stock option plan. Effective January 1, 2006, we adopted SFAS No. 123(R) which revises SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires that all share-based payments to employees, including grants of employees stock options, be measured at fair value and expensed over the service period (vesting period). Upon adoption, we transitioned to SFAS No. 123(R) using the modified prospective method, whereby compensation cost under SFAS No. 123(R) is recognized beginning January 1, 2006 and thereafter, with prior periods’ stock-based compensation for option still determined pursuant to APB No. 25, “Accounting for Stock Issued to Employees” with pro forma disclosure provided as if SFAS No. 123 had been applied. Prior to adoption of SFAS 123(R), the Company applied the intrinsic value method under the provisions of APB Opinion No. 25 and related interpretations in accounting for its stock option plans. See Note 2 to our audited consolidated financial statements. We recognized a compensation cost of $159,013 in 2006 which was included under the “Administrative expense” account in the 2006 consolidated statement of operations. The compensation cost to be recognized in 2007 and 2008 amounts to $15,852 and $7,045, respectively.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table describes as of May 31, 2007, information regarding those shareholders of our company that we have ascertained from recent public filings beneficially own 5.0% or more of either class of our capital stock. As of May 31, 2007, we had 13,289,525 issued and outstanding common shares. None of our major shareholders have different voting rights.

Holders	Number of Common Shares Beneficially Owned	Percentage Beneficially Owned
Merrill Lynch Global Emerging Markets Partners, L.P. (1)	7,141,624	53.7%
Greathill Pte., Ltd. (2)	1,955,741	14.7%
Austin W. Marxe and David M. Greenhouse (3)	1,375,167	10.3%

(1)	Merrill Lynch Global Emerging Markets Partners, L.P. is a private investment fund.
(2)	Greathill Pte. Ltd. was a wholly owned subsidiary of NJI No. 2 Investment Fund, a private investment fund in members’ voluntary liquidation. However, on February 27, 2007, NJI and Primasia and Bridge No. 1 Greater China Secondary Fund L.P. (“Primasia”) entered into a Sales and Purchase Agreement under which NJI transferred its entire shareholdings of 7,630,001 ordinary shares of Greathill to Primasia effective March 1, 2007. Primasia is managed by the Primasia Private Equity Management, Ltd.
(3)	Austin W. Marxe and David M. Greenhouse are the controlling principals of AWM Investment Company, Inc. (“AWM”). AWM serves as the general partner of MGP Advisers Limited Partnership (“MGP”), the general partner of and investment adviser to Special Situations Cayman Fund L.P. (“Cayman”), Special Situations Fund III, L.P. (“SSF3”) and Special Situations Fund III QP, L.P. (“SSFQP”). Cayman owns 345,466 of the Company’s ADS, while SSF3 owns 90,582 of the Company’s ADS, and SSFQP owns 939,119 of the Company’s ADS. Based on February 14, 2007 SEC Form 13G/A Filing.

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

Our EBITDA for the three-month period ended December 31, 2005 was less than $5.5 million and for the three-month period ended March 31, 2006 was less than $6.7 million. As of December 31, 2005, the Exchangeable Note exercise price was reduced to $0.80 per share.

EBITDA as defined in the Exchange Agreement, refers to earnings before interest expense, income taxes, depreciation and amortization, gain/loss realized in connection with the sale of any assets or disposition of any securities, other than those included in cash flow from operations, extraordinary or non-recurring gain/loss and non-cash extraordinary gain/loss.

We are required to pay interest on the unpaid principal amount of the Notes at 10% per annum payable semi-annually Under certain circumstances, we may elect to pay all or a portion of such interest by adding it to the principal amount of the Notes. All accrued interest on the 2005 Exchangeable Note in 2006 amounting to $0.8 million was added to the principal amount of the Exchangeable Note.

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

The Company is controlled by Merrill Lynch Global Emerging Markets Partners, L.P (Merrill Lynch). Merrill Lynch owns approximately 53.7% (subject to increase as discussed herein), as of December 31, 2006, of the common shares and controls the same percentage of the voting power of the Company.

We are not aware of any arrangement that may at a subsequent date result in a change of control of us.

B. Related Party Transactions

Shareholders’ Agreement and Registration Rights Agreement

Shareholders’ Agreement. On May 29, 2001, we, our principal operating subsidiary, PSi Technologies, Inc., Merrill Lynch, JAFCO Investment (Asia Pacific) Ltd. (which we call JAFCO), acting as Investment Manager of NJI No. 2 Investment Fund, and Arthur Young, Jr. entered into a Shareholders’ Agreement relating to their ownership, transfer and voting of our common shares. Under the Shareholders’ Agreement, all common shares owned by Merrill Lynch, JAFCO and Arthur Young, Jr. are subject to resale restrictions. Under certain circumstances, each of Merrill Lynch and JAFCO has a right of first refusal to purchase (except in the case of permitted transfers such as transfers to an affiliate), and a tag-along right to sell, when JAFCO or Merrill Lynch, as the case may be, elects to transfer its shares. On July 18, 2005, NJI No. 2 Investment Fund (in members’ voluntary liquidation) transferred to its wholly owned subsidiary, Greathill Pte. Ltd. (Greathill), a Singaporean company, all of its 1,955,741 shares of the company. Furthermore, on December 28, 2005, JAFCO, acting as investment manager of NJI No. 2 Investment Fund (in members’ voluntary liquidation) and Greathill signed a Deed of Adherence and Assumption (“Deed of Adherence and Assumption”) under which JAFCO acting as investment manager of NJI No. 2 Investment Fund (in members’ voluntary liquidation) assigned to Greathill, and Greathill accepted and assumed, all of JAFCO’s rights, benefits and interest as well as burdens, obligations and liabilities under the Shareholders’ Agreement and the Registration Rights Agreement. The provision of the Deed of Adherence and Assumption were concurred in by us and by Merrill Lynch on March 14, 2006. On February 27, 2007, NJI and Primasia and Bridge No. 1 Greater China Secondary Fund L.P. (“Primasia”) entered into a Sale and Purchase Agreement under which NJI transferred its entire shareholdings or 7,630,001 ordinary shares of Greathill to Primasia effective March 1, 2007. Primasia is managed by Primasia Private Equity Management, Ltd.

As a result of its shareholdings, and in accordance with the Shareholders’ Agreement, Merrill Lynch may appoint and remove a majority of our board of directors and the board of directors of our principal operating subsidiary, PSi Technologies, Inc. Our board consists of nine directors. Under the Shareholders’ Agreement as amended by the Deed of Adherence and Assumption, Merrill Lynch and Greathill have agreed, subject to certain conditions, that they will vote to ensure that our board of directors will be comprised of:

•	five directors nominated by Merrill Lynch, if requested (currently Ms. Puri, Mr. Renaud, and Mr. Samalapa serve as the Merrill Lynch nominees);

•	one director nominated by Greathill, if requested (currently Greathill has no nominees serving on the board of directors); and

•	three independent directors as defined under the Nasdaq Rules.

We and our subsidiaries have agreed to indemnify and hold harmless each member of our board of directors and each member of our subsidiaries’ board of directors to the fullest extent permitted under applicable law.

As a result of their shareholdings and related rights to representation on our board, Merrill Lynch and JAFCO’s successor-in-interest, Greathill may prevent us from taking certain actions as set forth in the shareholders’ agreement. See “Item 10—Additional Information—Articles of Incorporation and By-laws—Matters Requiring Shareholder Approval”. As of the date of this Annual Report on Form 20-F, purchasers of our ADSs owned in the aggregate 30. 3% of our share capital. You may not be in a position to exercise any significant control or influence over the business and affairs of our company or any of our subsidiaries. In addition, without the consent of Merrill Lynch and Greathill, acting through directors nominated by them or through their vote as shareholders, no amendments to any of our organizational documents or those of our subsidiaries may be made nor may we sell all or part of our shares or material assets or those of our subsidiaries.

The Shareholders’ Agreement also prohibits us from taking any action that would cause taxable gain to be recognized by any partner of Merrill Lynch under Section 367 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, or under a gain recognition agreement filed by a partner of Merrill Lynch pursuant to U.S. Treasury Regulation Section 1.367(a)-8.

Registration Rights Agreement. We, Merrill Lynch and Greathill are parties to the Registration Rights Agreement dated May 29, 2001 as amended by the Deed of Adherence and Assumption, that grants Merrill Lynch and Greathill certain registration rights. Each of Merrill Lynch and Greathill has an option to cause us to effect up to three registrations of the shares owned by it, its affiliates and transferees. If one party exercises its registration rights, the other parties having registration rights may elect to include their shares in the registered offering. The registration rights agreement also provides that if we register any equity securities for a primary or secondary offering, we must permit each of Merrill Lynch and Greathill, and anyone to whom they have transferred shares in a private placement, to include their shares in the offering.

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

On March 23, 2007, Primasia Private Equity Management Ltd on behalf of Greathill requested that Greathill ‘s 1,955,741 shares in us converted into American Depositary Receipts. The application process is expected to commence subsequent to the filing of this Form 20-F with the SEC.

Additional Undertakings. We have agreed to comply with other covenants set forth in the shareholders’ agreement and the registration rights agreement as the same have been amended by the Deed of Adherence and Assumption. Among other things, we have agreed to indemnify, hold harmless against and pay on behalf of or reimburse any losses which Merrill Lynch or Greathill may suffer or become subject to as a result of breaches by us of the agreements, misrepresentations by us, or causes of action arising out of or in connection with our operations.

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

We are required to pay interest on the unpaid principal amount of the Notes at 10% per annum payable semi-annually. Under certain circumstances, we may elect to pay all or a portion of such interest by adding it to the principal amount of the Notes. All accrued interest on the 2003 Exchangeable Note in 2006 amounting to $0.4 million was added to the principal amount of the Exchangeable Note.

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

Our EBITDA for the three-month period ended December 31, 2005 was less than $5.5 million and for the three month ended March 31, 2006 was less than $6.7 million. As of December 31, 2005, the Exchangeable Note exercise price was reduced to $0.80 per share.

If interest on the exchangeable note is paid in the form of common shares, ML Group’s equity stake in us could further increase. We are required to pay interest on the unpaid principal amount of the Notes at 10% per annum payable semi-annually. Under certain circumstances, we may elect to pay all or a portion of such interest by adding it to the principal amount of the Notes. All accrued interest on the 2005 Exchangeable Note in 2006 amounting to $0.8 million was added to the principal amount of the Exchangeable Note.

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

ITEM 8    FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and the financial statements referred to therein.

Legal Proceedings

1. IPO Litigation

In September 2001, two substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York (the “District Court”) naming as defendants, in the aggregate, PSi Technologies Holdings, Inc. (the “Company”), certain of its current or former officers and directors, and certain underwriters of its Initial Public Offering (“IPO”). Similar complaints have been filed against over 300 other issuers that issued IPOs between 1998 and 2000. All such actions were consolidated into a single coordinated proceeding (the “IPO Allocation Litigations”). A consolidated amended complaint was filed on April 19, 2002. The amended complaint alleges, among other things, that the underwriters of our IPO violated the securities laws by failing to disclose certain alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in the offering’s registration statement and engaged in manipulative practices to artificially inflate the price of the Company’s stock in the IPO’s after market. The Company, together with certain of its officers and directors, and underwriters of the IPO, are named in the amended complaint pursuant to Section 11 of the Securities Act of 1933, and Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 on the basis of an alleged failure to disclose the underwriters’ alleged compensation arrangements and manipulative practices. The complaint seeks unspecified damages. On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO Allocation Litigations, including the action involving the Company. On July 15, 2002, the Company, along with other issuer defendants in the coordinated cases, also moved to dismiss the litigation. As a result of the judge’s decision on February 19, 2003 to grant, in part, the issuer defendants’ motion to dismiss, the Rule 10b-5 claims against the Company and its officers and directors named as defendants were dismissed. The Section 11 claims remained.

In July 2003, a committee of the Company’s Board of Directors (the “Committee”) conditionally approved a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of the Company and of the individual defendants for the conduct alleged in the action. Under the partial settlement, the Company would undertake other responsibilities, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. Any direct financial impact of the proposed settlement is for the account of the Company’s insurance carriers. The Committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other issuer defendants in the proposed settlement, the consent of the Company’s insurers to the settlement, and the completion of acceptable final settlement documentation.

In June 2004, an agreement of settlement was submitted to the court for preliminary approval. The court requested that any objections to preliminary approval of the settlement be submitted by July 14, 2004, and the underwriter defendants formally objected to the settlement. The plaintiffs and issuer defendants separately filed replies to the underwriter’s defendants’ objections to the settlement on August 4, 2004. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.

On August 31, 2005, the District Court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The District Court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. The settlement fairness hearing was held on April 24, 2006, and the court reserved decision. If the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all.

On December 5, 2006, the United States Court of Appeals for the Second Circuit (the “Second Circuit”) issued an opinion vacating the District Court’s certification of a litigation class in that portion of the case between the Plaintiffs and the underwriter’s defendants. Because the Second Circuit’s opinion was directed to the class certified by the District Court for the Plaintiffs’ litigation against the underwriter defendants, the opinion’s effect on the class certified by the District Court for the Company’s settlement is unclear. On January 5, 2007, Plaintiffs filed a petition for rehearing en banc by the Second Circuit. The proposed settlement is pending final approval by the District Court.

On April 6, 2007, the Second Circuit denied plaintiffs petition for a rehearing. In the light of the Second Circuit opinion, we have informed the District Court that this settlement cannot be approved because the defined settlement class, like the litigation class, cannot be certified. We cannot predict whether we will be able to renegotiate a settlement that complies with the Second Circuit’s mandate.

Due to inherent uncertainties of litigation and because the settlement approval process is at a preliminary stage, we cannot accurately predict the ultimate outcome of the matter.

We have not made any accrual for litigation claims; however, we will disclose the foregoing in our financial statements. It is the opinion of management that all of the foregoing matters are adequately covered by insurance, or if not covered, are without merit or are of such kind, or involve such amounts, that would not have a material effect on our financial position.

2. Manila Electric Company (Meralco) case

On November 19, 2003, we filed an injunction complaint against the Meralco to enjoin it from disconnecting its supply of electric service on account of a billing discrepancy in the amount of Php 21.2 million reckoned from April 1, 1998 to July 12, 2002. The billing differential came about from a defective meter installation by Meralco. Claiming negligence on the part of Meralco, the Company refused to pay the full amount and offered settlement of Php2 million. Meralco insisted on full payment, hence the filing of its complaint. The Company does not believe that the ultimate outcome of the proceedings will have a material adverse effect on the Company’s overall financial position and results of operations. As of July 13, 2007, the case is pending pre-trial after referral of the case to mediation proved fruitless Attorney Luigi Gana of Gana & Associates handles the case.

Dividend Policy

We have not paid dividends on our common shares for the past six years. We intend to retain any or all-future earnings for use in our business and we do not intend to pay dividends on our common shares. The declaration of payment and amount of dividends, if any, on outstanding common shares will be subject to the discretion of our board of directors. The declaration of any stock dividend must also be approved by the vote of shareholders representing at least two-thirds of our outstanding capital stock at a shareholders meeting called for that purpose. See “Item 10—Additional Information—Articles of Incorporation and By-laws—Matters Requiring Shareholder Approval.” Cash dividends, if any, will depend upon our future operations and earnings, set-off of accumulated losses, financial condition, cash requirements and availability and other factors as may be deemed relevant by our board of directors.

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

Annual high and low market prices

Year	High (date)	Low (date)
2002	$9.38 (on January 2)	$0.89 (on October 7)
2003	$3.66 (on November 3)	$0.97 (on April 22)
2004	$5.62 (on March 4)	$1.55 (on November 8)
2005	$ 2.63 (on May 24)	$0.46 (on December 27)
2006	$2.28 (on Sep 28)	$0.46 (on October 12, 16 and 18)

Quarterly high and low market prices

Quarter	High (date)	Low (date)
Q1 2005	$2.07 (on January 3)	$1.06 (on March 23)
Q2 2005	$2.63 (on May 24)	$0.93 (on May 5 and 9)
Q3 2005	$1.40 (on August 2)	$0.98 (on September 30)
Q4 2005	$1.28 (on October 11)	$0.46 (on December 27)
Q1 2006	$0.84 (on February 21)	$0.6 (on February 27)
Q2 2006	$0.87 (on June 13)	$0.67 (on April 18)
Q3 2006	$2.28 (on September 28)	$0.55 (on September 28)
Q4 2006	$1.44 (on October 19)	$0.46 (on October 18)

Monthly high and low market prices

Month	High (date)	Low (date)
January 2007	$2.14 (on January 31)	$1.15 (on January 19)
February 2007	$2.59 (on February 26)	$1.85 (on February 8)
March 2007	$2.40 (on March 1)	$2.26 (on March 19)
April 2007	$2.52 (on April 27)	$1.41 (on April 3)
May 2007	$2.45 (on May 1)	$1.75 (on May 16, 29, 30 and 31)
June 2007	$2.00 (on June 14)	$1.75 (on June 6, 8, 11, 12 and 20)

B. Plan of Distribution

Not applicable.

C. Markets

Our shares are listed on the Nasdaq Capital Market. On March 9, 2005, we received a Nasdaq Staff Determination indicating that the Company failed to comply with the market value of publicly-held shares requirement for continued listing of the Company’s ADS in the Nasdaq National Market as set forth in Marketplace Rule 4450(a)(2), and that our ADSs would be delisted from The Nasdaq National Market at the opening of business on March 18, 2005. On March 16, 2005, we applied to transfer the trading of our ADSs to the Nasdaq Capital Market. The transfer was effected at the opening of business on March 29, 2005. On June 30, 2006, the Company notified the SEC that the December 31, 2005 Annual Report on Form 20-F will be delayed and that we expected to file no later than 45 days from the prescribed due date of June 30, 2006. On July 13, 2006, we received a Nasdaq Staff Determination Letter indicating that we failed to submit our Annual Report on Form 20-F for the year ended December 31, 2005 as required by Marketplace Rule 4320 (e) (12), and that our securities were, therefore, subject to delisting from the Nasdaq Capital Market pending a hearing before the Nasdaq Listing Qualification Panel. On July 19, 2006, we requested an oral hearing before the Nasdaq Listing Qualifications Panel to appeal the Staff determination to delist our securities from the Nasdaq Capital Market. On July 21, 2006, we received a notice from Nasdaq that the delisting action referenced in the Nasdaq Staff Determination Letter of July 13, 2006 had been stayed, pending a final written decision by the Nasdaq Listing Qualifications Panel. On August 16, 2006, we filed our Annual Report on Form 20-F/A for the year ended December 31, 2005. We subsequently received a Nasdaq Staff letter on August 17, 2006 indicating that the Form 20-F filing delinquency had been cured. We also received a Nasdaq Staff Deficiency Letter indicating that we failed to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(E). During the subsequent 180-day compliance period provided under the Nasdaq Marketplace Rule, the closing bid price of our ADSs was at $1.00 per share or greater for at least 10 consecutive business days. Accordingly, on December 12, 2006, Nasdaq Staff notified us that we have regained compliance with the Nasdaq Marketplace Rules. The ADSs continue to be traded under the symbol “PSIT”.

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

Capital Structure

As of May 31, 2007, our authorized share capital consisted of 37,058,100 authorized common shares, with a par value of 1 2/3 Philippine pesos (Php) per share. As of December 31, 2006, we had 13,289,525 common shares outstanding, a total subscribed capital of Php 22,149,208 and additional paid-in capital of Php 2,708,812,169. We have reserved a total of 741,162 common shares to be issued upon the exercise of options that may be granted pursuant to our stock option plan. See “Item 6—Directors, Senior Management and Employees—Share Ownership—PSi Stock Option Plan.”

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

Matters Requiring the Approval of Directors Selected by our Principal Shareholders

In addition to the voting requirements explained in the foregoing section, in respect of the following matters, the affirmative vote of Merrill Lynch Global Emerging Markets Partners, L.P. and Greathill Pte., Ltd. shall be required pursuant to the Shareholders’ Agreement as amended by the Deed of Adherence and Assumption:

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

•

any action that would cause gains to be recognized under Section 367 of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder (including, without limitation, under any gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8) by any partner of Merrill Lynch Global Emerging Markets Partners, L.P., upon and after the exchange by RFM Corporation, Merrill Lynch Global Emerging Markets Partners, L.P. and JAFCO Investment (Asia Pacific) Ltd., acting as investment manager of NJI No. 2 Investment Fund of their shares in our principal operating subsidiary PSi Technologies, Inc. for our shares pursuant to the Deed of Assignment dated November 19, 1999; and

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

Accounting and Auditing

Philippine corporations are required to file copies of their annual financial statements consolidated and separate financial statements of the parent company and primary financial statements for each subsidiary, as applicable) with the PSEC, using the functional currency. Our functional currency has been determined to be the U.S. dollar. The U.S. dollar is the currency of the primary economic environment in which we operate. Shareholders are entitled to request from the PSEC or from us copies of our most recent financial statements which must include balance sheets, statements of income, cash flows and changes in stockholders’ equity for the two most recent comparative audited periods.

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

E. Taxation

The following summary of the material Philippine and U.S. federal income tax consequences of the purchase, ownership and disposal of the common shares or ADSs is based upon circumstances, laws and relevant interpretations thereof in effect as of the date of this Annual Report on Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to the purchase, ownership and disposal of the common shares or ADSs, such as the tax consequences under state, local and other tax laws. Accordingly, each prospective investor and holder, and particularly those prospective investors and holders subject to special tax rules, such as banks, dealers, insurance companies and tax exempt entities, should consult their own tax adviser regarding the tax consequences of an investment in and ownership of the common shares or ADSs.

Philippine Taxation

The following is the opinion of H. G. Tiu Law Offices, our Philippine counsel, on the material Philippine tax consequences resulting from the purchase, ownership and disposition of ADSs outside the Philippines and of direct investments in our common shares. This summary does not consider all possible Philippine tax consequences of the purchase, ownership and disposition of common shares or ADSs and is not intended to reflect the individual tax position of any beneficial owner. The summary is based upon our existing circumstances, the National Internal Revenue Code, as amended, commonly referred to as the NIRC, its legislative history, existing regulations, revenue memorandum circulars and revenue audit memorandum orders and published rulings issued by the Philippine Bureau of Internal Revenue, administrative practice, income tax conventions or treaties, and judicial decisions, all in effect, as of the date of this Annual Report on Form 20-F, all of which are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively.

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

As used in this section, the term non-U.S. holder means a beneficial owner of ADSs that is neither a partnership for U.S. federal tax purposes nor a U.S. holder. In the case of a beneficial owner of ADSs that is a partnership for U.S. tax purposes, each partner will take into account its allocable share of income or loss from the ADSs, and will take the income or loss into account under the rules of taxation applicable to the partner, taking into account the activities of the partnership and the partner. Partnerships that own ADSs and their partners are urged to consult their own tax advisors regarding the tax consequences to them of acquiring, holding and disposing of ADSs.

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

The depositary participant or indirect participant holding ADSs on behalf of a beneficial owner, or paying agent making payments for an ADS, may be required to backup withhold a tax equal to 28% of each payment of dividends on the ADSs and gross proceeds from a sale of ADSs unless the beneficial owner of the ADSs (1) is a corporation or other exempt recipient and establishes its entitlement to an exemption, or (2) provides its correct taxpayer identification number, certifies that it is not currently subject to backup withholding, otherwise complies with the applicable requirements of the backup withholding rules, and the paying agent does not know or have reason to know that such certification is false.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We have filed our Form F-1 registration statement with the U.S. Securities and Exchange Commission, or the Commission. This Annual Report on Form 20-F does not contain all of the information included in the registration statement. You should refer to our registration statement and its exhibits if you would like to find out more about us, our ADSs and our common shares.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, or the Exchange Act, applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the Commission. Specifically, we are required to file this Annual Report on Form 20-F within six months after the close of our fiscal year which is December 31st. You may inspect copies of our registration statement, its accompanying exhibits, and any other document we file with the Commission, without charge. You also may copy or obtain any of these documents at prescribed rates at the public reference facilities maintained by the Commission at 100 F. Street, N.E., Washington, D.C. 20549:

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

Interest Rate Risk

Our exposure to market risk associated with changes in interest rates relates primarily to debt obligations which we may incur in the future. For the years ended December 31, 2005 and 2006, our interest-bearing debt obligations are made up primarily of short-term loans, trust receipts payable and the Merrill Lynch exchangeable notes issued in July 2003 and June 2005. The interest on the 2003 and 2005 Merrill Lynch exchangeable notes is fixed. Our policy is to manage interest rate risk by borrowing a combination of fixed and floating rate obligations based upon market conditions. In 2006, we did not engage in any freestanding derivative transactions nor did we have any outstanding derivative contracts.

Foreign Currency Exchange Rate Risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the Philippine peso, the Japanese yen, the European euro, and the U.S. dollar, our functional currency. For the year ended December 31, 2006, up to 99.9% of our consolidated revenue was denominated in U.S. dollars. For the year ended December 31, 2006, approximately 25.1% of our consolidated cost of sales was incurred in Philippine pesos, 64.3% incurred in U.S. dollars, and the balance in Japanese yen and euro. For the year ended December 31, 2005, up to 99.6% of our consolidated revenue was denominated in U.S. dollars, and as a result, we had less foreign currency exchange risk. For the year ended December 31, 2005, approximately 24.1% of our consolidated cost of sales was incurred in Philippine pesos, with 64.2% incurred in U.S. dollars, and the balance in Japanese yen and euro. Based on our overall currency rate exposure at December 31, 2006, a near-term 5% appreciation or depreciation in the value of the U.S. dollar would not have a significant effect on our financial position, results of operations and cash flows over the next fiscal year. There can be no assurance, however, that there will not be a material impact further in the future.

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

ITEM 15    CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Based on the evaluation of our disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act), our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, our controls and procedures over financial reporting were ineffective on certain information to ensure that reports required to be disclosed by us under the Exchange Act are recorded, summarized and reported in conformity with accounting standards generally accepted in the U.S., within the time periods specified in SEC rules and forms. For a discussion of the reasons and matters on which this conclusion was based, see “Internal Control over Financial Reporting” below.

(b) Internal Control over Financial Reporting

On November 6, 2006, the Business Control Department reporting to the Audit Committee was created to provide annual assessment on the adequacy and effectiveness of our processes for our controlling activities and managing our risks, report significant issues related to the processes for controlling our activities, to provide information periodically on the status and results of the annual audit plan and coordinate and provide insight of other control and monitoring functions.

We are responsible for maintaining effective internal control over financial reporting and assessment of the effectiveness of internal control over financial reporting.

We recognize that we have insufficient personnel in the corporate accounting department with sufficient knowledge and experience of U.S. GAAP with regard to certain accounting matters. We considered these conditions to be a material weakness (as defined under standards established by the Public Company Accounting Oversight Board) in internal controls in preparing our consolidated financial statements on a U.S. GAAP basis for the year ended December 31, 2006 and that this weakness required the Company to perform a large amount of additional work in its financial statement close process to ensure the accuracy of its U.S. GAAP financial statements for the year ended December 31, 2006. Our auditors issued an unqualified opinion on the Company’s consolidated financial statements for the year ended December 31, 2006.

As a result of our assessment, management identified four material weaknesses in internal control over financial reporting as of December 31, 2006. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. These are as follows:

1)	General Accounting for Recurring Transactions—We did not maintain effective governance, oversight, and controls to prevent or detect errors related to capitalization of costs and calculation of depreciation. We also did not review and test our IT processes to ensure integrity of our financial information related to property, plant and equipment. We do not have controls and procedures to ensure that adjustments made in prior years related to capitalization of repairs, new acquisitions, calculation of depreciation and estimating useful lives would not recur.

2)	Share-based Payment—We did not maintain effective control to recognize the estimated forfeitures in accordance with FASB No. 123(R), “Employers’ Accounting for Stock-Based Compensation.” We also did not maintain effective control in preparing financial statement disclosures in compliance with FASB No. 123(R). In addition, we do not have appropriate controls and procedure to review the accounting entries to record adjustments with respect to our adoption of the provisions of FAS 123(R).

3)	Accounting for Income Taxes—We did not maintain effective control to ensure that deferred income tax assets are properly evaluated for realizability in accordance with FASB No. 109, “Accounting for Income Taxes.”

4)	Pension Accounting—We did not maintain effective control in preparing financial statement disclosures in compliance with FASB No. 158, “Employers’ Accounting for Defined Pension and Other Postretirement Plans”.

As a result of the material weaknesses described above, management believes that, as of December 31, 2006, the Company’s system of internal control over reporting was not effective.

(c) Remediation to Address Material Weakness

In response to the foregoing matters, our senior management, as discussed with the Audit Committee, will undertake the following steps in 2007 : (1) continuing enhancement of the knowledge of the Chief Financial Officer and accounting managers with regard to U.S. GAAP requirements through formal training and research on critical U.S. GAAP accounting policies which impacts U.S. GAAP financial reporting as it relates to the accounting issues identified above ; (2) recruitment of additional qualified personnel for certain key positions within our finance and accounting departments; (3) improvement of standard documentation requirements for the assessment of critical, significant and judgmental accounting matters and (4) identified and reassigned certain accounting functions to ensure that controls over processes are monitored and to ensure that accounting for transactions are appropriate. In addition, in order to supplement our internal resources and implement the requirements of SOX 404 reporting, we have hired the services of a local consultant in March 2007, to assist us with our documentation and evaluation of design and operating effectiveness of processes and controls with financial impact. We believe that these corrective actions, taken as a whole, will remediate the material weaknesses identified above. Certain of the remedial actions mentioned above were planned for implementation in 2006, as discussed in our 2005 Form 20-F. However, management’s attention was focused on the closing of PSi Chengdu and other actions necessary to improve the operations and cash flows of the business. We will continue to monitor the effectiveness of these actions and will make any other changes or take such other actions that management deems appropriate given the circumstances.

(d) Changes in Internal Controls

There were no changes in our internal controls during the period covered by this Annual Report on Form 20-F that have materially affected or that is reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that as of May 31, 2007, we do not have a financial expert serving in our Audit Committee. Mr. Ramon R. del Rosario, Jr., an independent director whom the Board of Directors had determined qualified as a financial expert, resigned from the board in February 2007. We are actively engaged in recruiting a financial expert to fill the current vacancy on the Audit Committee.

ITEM 16B    CODE OF ETHICS

In April 2004, we adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of this code of ethics is available on our web site at www.psitechnologies.com/psi2/codeofethics.pdf.

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

SyCip Gorres Velayo & Co. (which we refer to as SGV), a member practice of Ernst &Young Global, has served as our independent public accountants for the years ended December 31, 2006 and December 31, 2005. The following table summarizes the aggregate fees for professional audit services and other services rendered by SGV & Co. and Ernst & Young in the past two years.

	2006	2005
Audit Fees	$250,000	$200,000

Total	$250,000	$200,000

Audit Fees. Audit fees include fees for professional services rendered in connection with the audit of our annual consolidated financial statements set forth in our Annual Report on Form 20-F and services provided by the independent auditors in connection with statutory and regulatory filings or engagements. This category also includes out-of-pocket expenses incurred by the independent auditors in connection with the audit of our consolidated financial statements. These expenses include costs of items such as telephone, research material, facsimile, overnight mail, messenger, administrative support, travel, meals, accommodations and other expenses specifically related to the audit engagement.

Audit Committee Pre-Approval Policy

Our audit committee is required to pre-approve all audit and non-audit services rendered by and approve the engagement fees and other compensation to be paid to the independent accountant and its affiliates. When deciding whether to approve these items, our audit committee will take into account whether the provision of any non-audit service is compatible with the independence standards under the guidelines of the SEC and of the Independence Standards Board. To assist in this undertaking, the audit committee shall require the independent accountant to submit a report describing all relationships the independent accountant has with us and relevant third parties to determine the independent accountant’s independence.

The Audit Committee shall recommend to the board of directors the delegation to one or more designated members of the Audit Committee the authority to grant pre-approvals for audit and non-audit services. The decision of any member to whom the authority is delegated must be presented to the full Audit Committee.

The Audit Committee has approved all engagements listed above.

All of the hours spent on the audit were incurred by SGV & Co. and Ernst & Young.

ITEM 16D    EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E    PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

PART III

ITEM 17    CONSOLIDATED FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18    CONSOLIDATED FINANCIAL STATEMENTS

ITEM 19    EXHIBITS

Exhibit Number	Description

1.1	Articles of incorporation of our company (incorporated herein by reference to Exhibits 3.1 and 3.2 to our registration statement on Form F-1, as amended (Registration Statement No. 333-9110)).

2.1	Registration rights agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 3 to our filing on Schedule 13D dated May 29, 2001).

3.1	Shareholders’ agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 2 to our filing on Schedule 13D dated May 29, 2001).

4.1	Share purchase agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 1 to our filing on Schedule 13D dated May 29, 2001).

4.2	$4,000,000 Exchangeable Senior Subordinated Note issued by PSi Technologies, Inc. to Merrill Lynch Global Emerging Markets Partners, L.P., dated July 3, 2003 (incorporated herein by reference to Exhibit 4.2 to our filing on Form 20-F dated June 30, 2004).

4.3	Investment Cooperation Agreement with the Chengdu Hi-Tech Zone, dated December 7, 2003 (incorporated herein by reference to Exhibit 4.3 to our filing on Form 20-F dated June 30, 2004).

4.4	Lease Contract with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., dated January 19, 2004 (incorporated herein by reference to Exhibit 4.4 to our filing on Form 20-F dated June 30, 2004).

4.5	Non-compete Agreement with Arthur J. Young, Jr., dated November 4, 1997 (incorporated herein by reference to Exhibit 4.5 to our filing on Form 20-F dated June 30, 2004).

4.6	Lease dated February 1, 2003 between PSi Technologies, Inc. and Food Terminal Incorporated (incorporated herein by reference to Exhibit 4.6 to our filing on Form 20-F dated June 30, 2004).

4.7	Supplemental Agreement dated November, 1999 between PSi Technologies, Laguna, Inc. and RBF Development Corporation (incorporated herein by reference to Exhibit 4.7 to our filing on Form 20-F dated June 30, 2004).

Exhibit Number	Description

4.8	Consulting Agreement dated August 9, 1999 between PSi Technologies Holdings, Inc. and Firebird Consulting Group LLC (incorporated herein by reference to Exhibit 4.8 to our filing on Form 20-F dated June 30, 2004).

4.9	Letter of Appointment of William J. Meder dated June 26, 2002 (incorporated herein by reference to Exhibit 4.9 to our filing on Form 20-F dated June 30, 2004).

4.10	Consulting Agreement dated September 13, 2004 between PSi Technologies Holdings, Inc. and K. Kanapathi (incorporated herein by reference to Exhibit 4.10 to our filing on Form 20-F dated July 15, 2005).

4.11	$7,000,000 Exchangeable Senior Subordinated Note issued by PSi Technologies, Inc. to Merrill Lynch Global Emerging Markets Partners, LLC (incorporated herein by reference to Exhibit 4.11 to our filing on Form 20-F dated July 15, 2005).

4.12	Contract to Sell dated January 28, 2005 between PACSEM Realty, Inc. and ILO Land, Inc. (incorporated herein by reference to Exhibit 4.12 to our filing on Form 20-F dated August 15, 2006).

4.13	Contract to Sell dated January 28, 2005 between PSi Technologies Laguna, Inc. and ILO Land, Inc. (incorporated herein by reference to Exhibit 4.13 to our filing on Form 20-F dated August 15, 2006).

4.14	Sales/Investment Agreements between PSi Technologies, Inc. and Infineon Technologies (Malaysia) Sdn. Bhd. dated June 19, 2006 (portions omitted pursuant to a request for confidential treatment) (incorporated herein by reference to Exhibit 4.14 to our filing on Form 20-F dated August 15, 2006).

4.15	Basic Agreement between PSi Technologies, Inc. and Siemens Aktiengesellschaft, Berlin and Müchen dated September 7, 1998 (incorporated herein by reference to Exhibit 4.15 to our filing on Form 20-F dated August 15, 2006).

4.16	Individual Agreement between PSi Technologies, Inc. and Siemens Components (Advanced Technology) Sdn. Bhd. dated September 7, 1998 (incorporated herein by reference to Exhibit 4.16 to our filing on Form 20-F dated August 15, 2006).

4.17	Termination of the supply agreement made between Electronics Devices Limited, Philips Electronics UK Ltd. and PSi Technologies, Inc. dated September 27, 2006.

8.1	Significant subsidiaries [(please see “Item 4—Information on Our Company—Organizational Structure” of this Form 20-F)]

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

July 16, 2007

PSi Technologies Holdings, Inc.

/S/ ARTHUR J. YOUNG, JR.
By:	Arthur J. Young, Jr.
Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Stockholders and the Board of Directors of

PSi Technologies Holdings, Inc.

We have audited the accompanying consolidated balance sheets of PSi Technologies Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, expressed in U.S. dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PSi Technologies Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with United States generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, PSi Technologies Holdings, Inc.’s recurring losses from operations and negative net working capital position raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements as of and for the years ended December 31, 2006 and 2005 do not include any adjustments that might result from the outcome of this uncertainty.

Makati City, Philippines

July 13, 2007

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2005
ASSETS

Current Assets
Cash (Notes 3, 4, 10 and 21)	$3,270,042	$1,624,669
Restricted cash (Notes 3,4 and 10)	102,969	—
Trade and other receivables—net (Notes 3, 4, 10 and 21)	14,643,596	14,780,744
Inventories—net (Note 5)	5,901,366	5,877,177
Land held for sale (Note 6)	—	1,273,108
Other current assets—net (Note 7)	482,629	322,159

Total Current Assets	24,400,602	23,877,857

Noncurrent Assets
Property, plant and equipment—net (Notes 8 and 9)	36,099,471	44,023,066
Other noncurrent assets—net (Notes 4 and 9)	1,277,391	1,629,839

Total Noncurrent Assets	37,376,862	45,652,905

Total Assets	$61,777,464	$69,530,762

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Loans payable (Notes 3, 8, 10, and 21)	$10,524,743	$11,400,000
Trade and other payables (Notes 11, 16 and 21)	27,113,868	21,956,766
Trust receipts payable (Notes 5, 8 and 21)	39,998	3,549,606
Income tax payable	114,773	3,295

Total Current Liabilities	37,793,382	36,909,667

Noncurrent Liabilities
Exchangeable notes (Notes 12, 19 and 21)	4,541,506	2,450,100
Accrued retirement benefit costs—net of current portion (Note 16)	3,092,841	807,848

Total Noncurrent Liabilities	7,634,347	3,257,948

Stockholders’ Equity (Notes 1, 12, 16 and 17) Capital stock—Philippine peso 1 2/3 par value Authorized—37,058,100 shares
Issued and outstanding—13,289,525 shares	590,818	590,818
Additional paid-in capital	79,544,586	79,385,573
Accumulated other comprehensive loss	(2,055,236)	(483,861)
Deficit	(61,730,433)	(50,129,383)

Total Stockholders’ Equity	16,349,735	29,363,147

Total Liabilities and Stockholders’ Equity	$61,777,464	$69,530,762

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31
	2006	2005	2004
REVENUES (Notes 1 and 22)	$89,736,608	$72,867,634	$78,088,926
COST OF SALES (Notes 8, 16 and 20)	85,596,613	74,547,790	77,683,391

GROSS PROFIT (LOSS)	4,139,995	(1,680,156)	405,535

OPERATING EXPENSES
General and administrative (Notes 17 and 20)	6,929,967	6,243,480	7,029,397
Special charges (Notes 5, 6, 8 and 13)	2,239,428	2,072,174	1,263,132
Research and development	1,150,922	1,201,300	924,643
Selling and marketing (Note 26)	669,424	962,433	787,169
Provision (reversal of allowance) for doubtful accounts (Note 4)	9,618	(84,663)	—

Total Operating Expenses	10,999,359	10,394,724	10,004,341

LOSS FROM CONTINUING OPERATIONS	(6,859,364)	(12,074,880)	(9,598,806)

OTHER INCOME (EXPENSES)
Interest and bank charges (Notes 10 and 12)	(3,517,891)	(3,029,426)	(2,150,390)
Foreign exchange losses—net	(530,334)	(150,628)	(310,832)
Interest income	160,125	155,592	13,648
Lease income	134,650	110,340	92,560
Loss on disposal of obsolete inventories	(96,464)	—	—
Income on refund from Manila Electric Company (Meralco) (Notes 4 and 9)	91,188	226,909	—
Gain (loss) on disposal of property and equipment	(7,066)	8,995	757

	(3,765,792)	(2,678,218)	(2,354,257)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(10,625,156)	(14,753,098)	(11,953,063)

PROVISION FOR INCOME TAX (Notes 14 and 15)
Current	191,033	3,096	1,947
Deferred	—	117,392	366,821

Total Provision for Income Tax	191,033	120,488	368,768

NET LOSS FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST	(10,816,189)	(14,873,586)	(12,321,831)
MINORITY INTEREST	—	—	30,713

NET LOSS FROM CONTINUING OPERATIONS	(10,816,189)	(14,873,586)	(12,291,118)
NET LOSS FROM DISCONTINUED OPERATIONS (Notes 8, 13, 18 and 22)	(784,861)	(4,875,961)	(2,356,973)

NET LOSS (Note 23)	($11,601,050)	($19,749,547)	($14,648,091)

Weighted Average Number of Common Shares Outstanding (Note 23)	13,289,525	13,289,525	13,289,525

Basic and Diluted Earnings per common share (Note 23):
From continuing operations	($0.81)	($1.12)	($0.92)
From discontinued operations	($0.06)	($0.37)	($0.18)
Net loss per common share	($0.87)	($1.49)	($1.10)

Comprehensive Loss
Net loss	($11,601,050)	($19,749,547)	($14,648,091)
Minimum pension liability adjustment—net (Note 16)	(24,866)	(483,861)	—

Total comprehensive loss	($11,625,916)	($20,233,408)	($14,648,091)

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Years Ended December 31
	2006	2005	2004
CAPITAL STOCK (Notes 1 and 12)
Common shares—Philippine peso 1 2/3 par value
Authorized—37,058,100 common shares
Issued and outstanding—13,289,525 common shares	$590,818	$590,818	$590,818

ADDITIONAL PAID-IN CAPITAL (Notes 1, 12 and 17)
Balance at beginning of year	79,385,573	71,861,359	71,208,152
Stock compensation costs	159,013	(82,068)	653,207
Beneficial conversion option	—	7,606,282	—

Balance at end of year	79,544,586	79,385,573	71,861,359

ACCUMULATED OTHER COMPREHENSIVE LOSS (Note 16)
Balance at beginning of year	(483,861)	—	—
Additional minimum pension liability adjustment	(24,866)	(483,861)	—
Pension liability adjustment to initially apply SFAS No. 158	(1,546,509)	—	—

Balance at end of year	(2,055,236)	(483,861)	—

DEFICIT (Note 1)
Balance at beginning of year	(50,129,383)	(30,379,836)	(15,731,745)
Net loss	(11,601,050)	(19,749,547)	(14,648,091)

Balance at end of year	(61,730,433)	(50,129,383)	(30,379,836)

TOTAL STOCKHOLDERS’ EQUITY	$16,349,735	$29,363,147	$42,072,341

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	($11,601,050)	($19,749,547)	($14,648,091)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	14,701,687	18,127,966	16,965,334
Provision for impairment losses (Note 13)	1,884,289	4,221,665	1,263,132
Interest on exchangeable notes converted to principal (Note 12)	1,207,881	784,208	—
Amortization of debt issuance costs, deferred licensing fee and discount	911,937	774,922	633,389
Accretion of interest receivable from sale of land, building and improvements	(116,076)	(151,227)	—
Income on refund from Meralco (Notes 4 and 9)	(91,188)	(226,909)	—
Unrealized foreign exchange losses	84,041	97,017	117,858
Accretion of receivable from Meralco	(33,432)	—	—
Gain on disposal of property and equipment	(86,459)	(8,995)	(757)
Provisions for (recovery of):
Pension expense (Note 16)	535,159	155,145	134,007
Stock compensation costs (Note 17)	159,013	(82,068)	653,207
Unrecoverable tax credit certificates and input taxes	82,712	—	—
Deferred income tax	—	117,392	366,821
Provision (reversal of allowance) for doubtful accounts (Note 4)	9,618	(25,220)	—
Inventory losses (Note 5)	355,139	970,889	—
Probable losses	—	43,346	—
Loss on disposal of obsolete inventories	96,464	—	—
Write-off of inventories	—	44,929	—
Write-off of unrecoverable tax credit certificates and input taxes	—	—	230,101
Minority interest	—	—	(30,713)
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	815,777	(3,158,636)	441,928
Advances to officers	—	4,488	1,012
Inventories	(547,118)	1,539,605	(2,423,705)
Other current assets	(231,551)	63,559	1,098,660
Increase (decrease) in:
Trade and other payables	2,824,449	(7,757,837)	3,241,957
Income tax payable	111,478	1,348	(3,912)

Net cash provided by (used in) operating activities	11,072,770	(4,213,960)	8,040,228

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(6,237,035)	(3,338,879)	(8,320,472)
Proceeds from sale of property and equipment	1,366,633	1,008,995	1,255
Decrease (increase) in other noncurrent assets	(76,948)	445,595	(727,350)

Net cash used in investing activities	(4,947,350)	(1,884,289)	(9,046,567)

(Forward)

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Years Ended December 31
	2006	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments of) trust receipts payable	($3,509,608)	$312,195	$888,468
Proceeds from availments of:
Loans payable	300,000	—	4,500,000
Exchangeable notes	—	7,000,000	—
Payments of:
Loans payable	(1,175,257)	(400,000)	(1,300,000)
Exchangeable note issuance costs	—	(173,893)	—
Liability due to a customer	—	(709,947)	(1,662,450)
Obligations under capital lease	—	(460,674)	(202,314)
Decrease (increase) in restricted cash	(102,969)	1,107,370	(1,107,369)

Net cash provided by (used in) financing activities	(4,487,834)	6,675,051	1,116,335

EFFECT OF FOREIGN EXCHANGE RATE CHANGES IN CASH	7,787	2,109	(157)

NET INCREASE IN CASH	1,645,373	578,911	109,839
CASH AT BEGINNING OF YEAR	1,624,669	1,045,758	935,919

CASH AT END OF YEAR	$3,270,042	$1,624,669	$1,045,758

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired on account under accounts payable	$2,481,086	$1,063,914	$6,185,099
Receivable from Meralco	91,188	226,909	—
Notes receivable from sale of land, building and improvements	—	1,173,462	—
Equipment acquired under capital lease arrangement	—	—	510,422
Deferred licensing fee	—	—	100,000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$1,359,613	$2,101,577	$1,607,159
Income tax	79,555	1,749	3,912

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

1.    Corporate Information

Nature of Business

PSi Technologies Holdings, Inc. (PSi Holdings) is the holding company of the following entities:

•	Wholly-owned subsidiaries

•	PSi Technologies, Inc. (PSi Technologies);

•	PSi Technologies Laguna, Inc. (PSi Laguna);

•	Pacsem Technologies Inc. (Pacsem);

•	PSi Technologies China Holdings Co., Ltd. (PSi Mauritius);

•	PSi Technologies Chengdu Company Limited (PSi Chengdu):

•	Subsidiary

•	Pacsem Realty, Inc. (Pacsem Realty, see Note 2);

•	Variable interest entity

•	PSitech Realty, Inc. (PSitech Realty, see Note 2).

PSi Holdings and the foregoing entities are collectively referred to herein as “the Company” or “the PSi Companies.” Through its operating entities, namely, PSi Technologies, PSi Laguna and PSi Chengdu, PSi Holdings provides semiconductor assembly and test services primarily for power applications. It is also engaged in semiconductor packaging and test services for non-power applications, including plastics and hermetics. Approximately 97%, 97% and 95% of the Company’s consolidated revenues (including revenues from discontinued operations) in 2006, 2005 and 2004, respectively, relate to power packages.

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

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

On March 15, 2000, PSi Holdings offered to the public 4,025,000 American Depositary Shares (ADSs) at $16 per ADS representing its 4,025,000 common shares. Each ADS represents one common share in PSi Holdings. The ADSs have been approved for quotation on the NASDAQ National Market. On March 9, 2005, PSi Holdings received a NASDAQ Staff Determination indicating that PSi Holdings failed to comply with the market value of publicly held shares requirement for continued listing set forth in Marketplace Rule 4450 (a)(2). As a result, its ADSs were delisted from the NASDAQ National Market at the opening of business on March 18, 2005. On March 16, 2005, PSi Holdings applied to transfer the trading of its ADSs to the NASDAQ Small Capital Market. The transfer was effected at the opening of business on March 29, 2005.

On November 3, 2003, PSi Technologies and PSi Laguna jointly incorporated PSi Technologies China Holdings Co., Limited (PSi Hong Kong), a Hong Kong registered company, for the establishment of a Joint Venture Company with Tak Cheong Electronics (Holdings) Co. Ltd. (Tak Cheong). Discussions with Tak Cheong were later terminated due to the parties’ inability to enter into a definitive joint venture agreement. Consequently, the respective Boards of Directors (BOD) of PSi Technologies and PSi Laguna authorized the deregistration of PSi Hong Kong, which had never commenced business subsequent to its incorporation, from the Companies Registry of Hong Kong. On April 15, 2005, PSi Hong Kong has been deregistered by the Companies Registry of Hong Kong pursuant to Section 291AA(9) of the Companies Ordinance, by notice published on April 15, 2005 under Gazette Notice No. 1750.

On December 7, 2003, PSi Technologies entered into an Investment Agreement with the Management Committee of the Chengdu Hi-Tech Zone (CHTZ), a government entity of Chengdu City, Sichuan Province, People’s Republic of China (PRC). The Investment Agreement specifies the location contracted by and government support provided to PSi Technologies. On December 22, 2003, PSi Technologies incorporated PSi Mauritius in the Republic of Mauritius as a wholly owned subsidiary of PSi Technologies. On January 15, 2004, PSi Mauritius organized PSi Chengdu to be an assembly and test entity in Chengdu City, Sichuan Province, PRC. PSi Chengdu, which started commercial operations on July 22, 2004, services the Supply Agreement between PSi Technologies and Electronics Devices Limited—Philips Semiconductors and Philips Semiconductors, a Division of Philips Electronics UK Ltd., (collectively referred to as “Philips”). On April 5, 2006, the BOD of PSi Technologies and PSi Mauritius through its subsidiary, PSi Chengdu, informed the Management Committee of the CHTZ of its decision to close the facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu ceased commercial operations on April 30, 2006. As of July 13, 2007, PSi Chengdu is still in the process of completing the requirements for liquidation and dissolution.

Pacsem is a U.S. corporation engaged exclusively in marketing and purchasing activities on behalf of PSi Technologies and PSi Laguna outside the Philippines. As part of the overall rationalization of operations and activities of the PSi Companies, the BOD approved the discontinuance of operations of Pacsem beginning January 31, 2006. Prospectively, PSi Technologies in the Philippines will handle all marketing and purchasing activities.

PSi Holdings is 54% owned by Merrill Lynch Global Emerging Markets Partners, L.P. (Merrill Lynch), a U.S.-based entity.

Significant Customers

The Company’s customers are located in the United States of America, Europe and Asia. The Company’s top five customers collectively accounted for 91%, 87% and 81% of its revenue (including revenue generated from discontinued operations) in 2006, 2005 and 2004, respectively (see Note 22). The Company anticipates that significant customer concentration will continue in the foreseeable future but the entities, which constitute the Company’s largest customers, may change.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and receivables. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit rating financial institutions. The Company’s sales are primarily denominated in U.S. dollars. Sales to top five customers represented 91%, 87% and 81% of the consolidated revenue (including revenue generated from discontinued operations) for the years ended December 31, 2006, 2005 and 2004. The Company trades only with recognized, creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant.

Foreign Currency Risk

Foreign exchange risk occurs due to currency differences in the Company’s assets and liabilities. The Company’s transactional currency exposure arises primarily from the Company’s purchase of certain goods and services in currencies other than the Company’s functional currency. The Company’s sales have minimal transactional currency exposure since almost all the Company’s sales are denominated in the Company’s functional currency.

The Company minimizes the foreign currency risk by purchasing most of the raw materials and equipment in U.S. dollar and borrowing in U.S. dollar.

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

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred recurring losses since 2001. Net loss for the years ended December 31, 2006, 2005, and 2004 amounted to $11.6 million, $19.7 million and $14.6 million, respectively, while deficit amounted to $61.7 million as of December 31, 2006 and $50.1 million as of December 31, 2005. Further, negative working capital amounted to $13.4 million as of December 31, 2006 and $13.0 million as of December 31, 2005. In 2006 and 2005, the Company recognized provision for impairment losses on certain property, plant and equipment amounting to $1.8 million and $4.2 million, respectively, primarily due to the net loss position from the start of commercial operations and negative projected cash flows of the China Facility to date, decline in the recoverable value of real estate properties, abandonment of defective machinery and equipment and low sales volume for certain power packages.

The foregoing conditions, risks and uncertainties raise substantial doubt as to the Company’s ability to continue as a going concern and could affect the Company’s ability to develop advanced technology and expanded services, compete against companies with greater operating capacity and financial resources, increase production

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

capacity, obtain assembly and test equipment to meet the demand for the Company’s products and services, obtain favorable terms from suppliers, and repay bank loans and obtain additional bank credit facilities. The Company’s continued operation as a going concern is dependent on its ability to generate sufficient cash flows from operations and/or seek other sources of financing. However, there are no assurances that positive operating results can be achieved nor that any additional financing or refinancing can be obtained on favorable terms, if at all. To address the foregoing, the Company has continuously been undertaking the following:

a.	Adoption of measures to lower the variability of customer loadings through consolidation of plant sites and allow better fixed cost recovery and optimize capacity utilization of remaining sites;

b.	Development of new captive businesses such as the sales and investment agreement with a major customer with committed volume, higher selling price and underutilization charges in case of shortfall versus commitments;

c.	Management of customer and package mix towards higher average selling price and better margin packages;

d.	Reduction of operating costs and overheads, such as closure of U.S. Purchasing and Marketing office, and streamlining of the whole supply chain and key organizational changes;

e.	Improvement of productivity, manufacturing efficiency and equipment capabilities through introduction and launching of continuous improvement circles;

f.	Approval of capital expenditures that meet certain financial criteria;

g.	Development of partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions;

h.	Establishment of additional credit facilities with other banks and financial institutions; and

i.	Renegotiation and repayment of existing debt facilities as follows:

The Company has a $10 million credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria) that is available to PSi Technologies and PSi Laguna, of which $9.7 million has been drawn and outstanding as of December 31, 2006. The credit facility has been available to the Company since 2002 and had been renewed every year thereafter until December 31, 2005. On April 4, 2006, RZB-Austria extended the credit facility granted to PSi Technologies and PSi Laguna until December 31, 2006, under terms and conditions similar to the credit facility granted in 2002. As of December 31, 2006, the Company has not complied with certain financial ratio requirements under the short-term credit facility from RZB-Austria. Under the Second Supplemental Agreement dated April 27, 2007, the credit facility was extended from December 31, 2006 until March 31, 2008. However, the said supplemental agreement provided that RZB-Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest thereon shall be immediately due and payable. Under the agreement, RZB-Austria also agreed to delete the Financial Covenants section in its entirety.

The Company also has a $3.0 million credit facility with KBC Bank N.V.-Philippine Branch (KBC-Philippines) that is available to PSi Technologies and PSi Laguna. As of December 31, 2005, $2.0 million has been availed of and was outstanding. However, the Company has not complied with certain financial ratio requirements under the short-term Loan Agreement with KBC-Philippines as of such date. On March 10, 2006, KBC-Philippines terminated its credit facility with the Company effective 60 days from that date. On May 26, 2006, KBC-Philippines advised the Company that KBC-Philippines ceased operations effective April 30, 2006 and that, in view of such cessation, the loan account will be assumed by KBC Bank N.V.-Hong Kong Branch (KBC-Hong Kong) starting June 10, 2006. The Agreement

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

including the Deed of Assignment of Receivables and other agreements remains in full force and effect after the transfer of the booking of the loan, but KBC-Hong Kong will assume all the rights and obligations of KBC- Philippines hereunder. As of December 31, 2006, the outstanding short-term loans amounted to $0.5 million. The outstanding short-term loans and trust receipts payable have been fully paid by the Company on January 5, 2007.

The Company has a revolving promissory note of $3.0 million including the availability of a letter of credit up to $450,000 with Philippine Veterans Bank (PVB, a local commercial bank). The facility was signed on July 13, 2006 and is available in multiple drawdowns of up to 90 days Promissory Note. The facility is subject to annual review on or before April 11 of each year up to April 11, 2010. As of December 31, 2006, the outstanding short-term loan amounting to $300,000 was fully paid in January 5, 2007.

j.	Disposal of impaired assets to recover value.

As previously discussed, on April 5, 2006, the BOD of PSi Technologies and PSi Mauritius through its subsidiary, PSi Chengdu, informed the Management Committee of the CHTZ of its decision to close the facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu ceased commercial operations on April 30, 2006 and paid the separation entitlements of all its employees as well as settled substantially all of its trade credits. As of July 13, 2007, PSi Chengdu is still in the process of completing the final requirements for liquidation and dissolution.

Management believes its current and future plans will enable it to continue as a going concern. The consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, do not include adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

2.    Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP) consistently applied for all years presented.

Principles of Consolidation

The consolidated financial statements include the accounts of PSi Holdings and its controlled subsidiaries, where PSi Holdings owns, directly or indirectly, more than one-half of the outstanding voting shares and the variable interest entity for which the Company is the primary beneficiary, and these are as follows:

•

PSi Technologies, a corporation registered with the Philippine Economic Zone Authority (PEZA), engaged in the design, assembly and test of power semiconductor devices, and packaging and test services for non-power applications, including plastics and hermetics;

•	PSi Laguna (wholly-owned through PSi Technologies), a PEZA-registered enterprise, engaged in the assembly and test of power semiconductor devices;

•	Pacsem (wholly-owned through PSi Technologies), a U.S. corporation engaged exclusively in marketing and purchasing activities on behalf of PSi Technologies and PSi Laguna outside the Philippines;

•	PSi Mauritius (wholly-owned through PSi Technologies), a company incorporated in the Republic of Mauritius, organized as a holding company of PSi Chengdu;

•	PSi Chengdu (wholly-owned through PSi Mauritius), a company incorporated in the PRC, engaged in semiconductor assembly and test services for Philips;

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

•

Pacsem Realty (40%-owned through PSi Technologies and 24%-owned through PSi Technologies’ variable interest entity, PSitech Realty, Inc.), a real estate company which holds real estate properties currently not in use for which the acquisition has been financed through the availment of debt from PSi Technologies; and

•

PSitech Realty, a variable interest entity for which PSi Technologies was determined to be the primary beneficiary. PSitech Realty is consolidated in the accounts of the Company. Its total assets as of December 31, 2006 and 2005 amounted to $827 and $3,384, respectively.

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates with regard to these consolidated financial statements relate to depreciation, provision for impairment losses, allowance for inventory losses, allowance for doubtful accounts, allowance for input taxes and tax credit certificates (TCCs), allowance for deferred tax assets, assumptions used for the actuarial valuation for pension, valuation of options under share-based payments, contingencies and measurement of fair value of financial instruments. Actual results could differ from these estimates.

Foreign Currency Translations and Transactions

The Company uses the U.S. dollar as its functional currency because all of its revenues and substantially all of its costs are denominated in U.S. dollars. Accordingly, monetary assets and liabilities denominated in Philippine peso and other foreign currencies have been re-measured into U.S. dollars using the prevailing exchange rate at the balance sheet date. Non-monetary items are re-measured at historical exchange rates. Gains and losses from foreign currency transactions are credited or charged to current operations.

Trade and Other Receivables

Trade receivables are recognized and carried at original invoice amount, net of allowance for doubtful accounts. Other current receivables are stated at face value, net of allowance for doubtful accounts. Non-interest-bearing noncurrent receivables are stated at face value, net of unearned interest and allowance for doubtful accounts, if any.

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

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the year.

•

Accounts receivable trade: Full allowance is provided for trade receivables which are over 360 days past due and based on specific review and identification of the collectibility of receivables which are over 180 to 360 days past due.

•	Receivable from employees: Full allowance is provided for employees separated from the Company, net of salaries and benefits payable by the Company to the employee.

Inventories

Inventories are stated at the lower of cost or market, after provision for obsolete, slow and non-moving items. Cost is determined by using the moving average method. Finished goods and work in-process includes direct materials, except customer-supplied semiconductor raw materials, direct labor, depreciation and other overhead costs relating to the assembly and testing process.

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

Property, Plant and Equipment

Property, plant and equipment, except land are carried at cost less accumulated depreciation. Land is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the property, plant and equipment, as follows:

Machinery, equipment and accessories	3–8 years
Leasehold improvements	5 years or the term of the lease agreement, whichever is shorter

Office furniture, fixtures and equipment	3–5 years
Transportation equipment	5 years

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

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

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

Deferred Licensing Fee

Deferred licensing fee (included under “Other noncurrent assets” account in the consolidated balance sheets) is amortized over the shorter of expected utility or term of the license agreement of ten years up to 2014.

Income Tax

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) temporary differences between the financial reporting bases of assets and liabilities and their related tax bases and (b) carry-forward benefits of net operating loss carryover (NOLCO) and minimum corporate income tax (MCIT). Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled, and the carry-forward benefits of NOLCO and MCIT are expected to be applied. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

Earnings Per Share

Basic earnings per share are computed by dividing the net loss for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is computed in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all dilutive securities, such as stock options and Exchangeable Notes are exercised and converted, respectively. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option. Where the effect of the assumed exercise of all outstanding stock options and conversion of the Exchangeable Notes is anti-dilutive, basic and diluted earnings per share amounts are the same.

Revenue Recognition and Risk of Loss

The Company has the following three primary revenue streams related to the assembly and test of semiconductor products used for power conversion or power management applications: assembly-only, testing-only, and assembly and testing. Revenue from assembly-only and test-only services is recognized upon the completion of the related service, which coincides, with the shipment of packaged semiconductors to the customers. For arrangements involving both assembly and test services, revenue is recognized upon the completion of test services, which coincides with the shipment of the packaged semiconductors. The Company does not take ownership of customer-supplied semiconductor raw materials. Title and risk of loss

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

for these materials remain with the customers at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. Such policies are consistent with the provisions of the U.S. Securities and Exchange Commission’s (U.S. SEC) Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” which supersedes SAB No. 101. SAB No. 104 requires that the following four criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

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

Software Development Costs

External direct costs of materials and services, and payroll and payroll-related costs of employees directly associated with the development of computer software incurred during the development of the computer software for internal use are capitalized in accordance with the Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Software development costs are classified under “Property, plant and equipment” account in the consolidated balance sheets when the computer software is ready for its intended use and amortized over five years.

Tax Credits and Allowance for Tax Credits

Tax credits, included under “Other current assets” account in the consolidated balance sheets, are recorded at face value based on the amount approved and granted by the Philippine Bureau of Customs (BOC) in the form of TCCs less allowance for unrealizable tax credits.

The Company maintains an allowance for the portion of tax credit, which is not realizable through sale, equivalent to the estimated discount that may be granted upon sale to a third party and the related service fee. When the tax credit is sold, the discount on the sale and the related service fee are recorded as a reduction of the related allowance.

Pension Plan

The Company has a trusteed, noncontributory defined benefit pension plan covering substantially all of its regular employees in the Philippines. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)(“SFAS No. 158”),

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

which requires the recognition of the funded status of a defined benefit pension plan (other than a multi-employer plan) as an asset or liability in the statement of financial position and the recognition of changes in the funded status through accumulated other comprehensive income, net of tax, in the year in which such changes occur. The Company adopted the recognition and disclosure provisions of SFAS No. 158 and initially applied those to the funded status of the defined benefit pension plans as of December 31, 2006. The Company measures the pension benefit liabilities using the projected unit credit actuarial cost method in accordance with the provisions of SFAS No. 158. The initial recognition of the funded status of our defined benefit pension plans resulted in a decrease in stockholders’ equity balance by $1.5 million as of December 31, 2006. SFAS No. 158 did not have an effect on the Company’s consolidated results of operations as of December 31, 2005 and 2004.

SFAS No. 158 also requires that the funded status of a plan be measured as of the date of the year-end statement of financial position. The Company currently measures the funded status as of the balance sheet date. Accordingly, the adoption of the measurement provisions of SFAS No. 158 will have no impact on our financial statements (see Note 16 for further discussion).

The incremental effect of applying SFAS No. 158 on individual lines of the consolidated balance sheet at December 31, 2006 is shown on the table below. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not effect the Company’s operating results in future periods. Had the Company not been required to adopt SFAS No. 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of SFAS No. 87. The effect of recognizing the additional minimum liability is included in table below in the column labeled “Before application of SFAS No. 158.”

	Before Application of SFAS No. 158	Incremental Effect of Applying SFAS No. 158	After Application of SFAS No. 158
Trade and other payables	$27,113,869	$—	$27,113,869
Accrued retirement benefit cost—net of current portion	1,546,332	1,546,509	3,092,841
Accumulated other comprehensive loss	(508,727)	(1,546,509)	(2,055,236)
Impact of implementation of SFAS 158 on accumulated other comprehensive loss:
Unrecognized transition obligation		(78)
Unrecognized actuarial loss		(1,546,431)
Adjustment to other comprehensive loss		(1,546,509)

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

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

Operating Leases

Rental payments under operating leases are charged to operations on a straight-line basis over the periods of the respective leases.

Capital Lease

Leases which meet any one of the following criteria: (a) provisions for bargain purchase option, (b) transfer of ownership at the end of the lease term, (c) lease term is equal to 75% or more of the estimated economic life of the leased property, and (d) present value at the beginning of the lease term of the minimum lease payments approximate the fair market value of the property, are capitalized. The capitalized asset is recognized at the lower of the fair value of the leased asset or the present value of the minimum lease payments at the inception of the lease. The related depreciation for equipment under capital lease is computed on the basis of the Company’s depreciation policy for owned assets.

Shipping and Handling Costs

Costs incurred in preparing the finished products for shipment and physically moving the finished products from the Company’s place of business to the customer’s designated location are included in the selling and marketing expenses and, presented under “Operating expenses” account in the consolidated statements of income.

Advertising Costs

Advertising costs are expensed as incurred.

Employee Stock Options

Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment,” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123(R)”). SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and its interpretations. SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee’s stock options, be measured at grant-date fair value and expensed over the service period (generally the vesting period). Upon adoption, the Company transitioned to SFAS No. 123(R) using the modified prospective method, whereby compensation cost under SFAS No. 123(R) is recognized beginning January 1, 2006 and thereafter, with prior periods’ stock-based compensation for option still determined pursuant to APB No. 25, “Accounting for Stock Issued to Employees,” with pro forma disclosure provided as if SFAS No. 123 had been applied. The Company continues to use the Black-Scholes option valuation model to value stock options. Compensation expense is measured and recognized beginning in 2006 as follows:

Awards granted after December 31, 2005—Awards are measured at their fair value at the date of grant under the provisions of SFAS No. 123(R) with the resulting compensation cost recognized using straight-line method under FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option Awards Plans.” The amount of compensation expense to be recognized is adjusted for an estimated forfeiture rate, which is based on historical data.

Awards granted prior to December 31, 2005—For share-based awards granted prior to December 31, 2005, the unvested compensation cost at the effective date of adoption of SFAS No. 123(R) is computed based on the grant date fair values of those awards as determined previously under SFAS No. 123 for pro forma disclosure purposes.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

For all grants, the Company recognizes compensation cost using straight-line method.

Had compensation cost for the Company’s Stock Option Plan been determined based on the fair value at the grant date consistent with the method of SFAS No. 123, “Accounting for Stock-based Compensation,” the Company’s net loss and earnings per share would have been stated at the following pro forma amounts:

	2005	2004
Net loss as reported	$(19,749,547)	$(14,648,091)
Total (reversal of) stock-based employee compensation expense determined using APB Opinion No. 25, net of related tax effects, if any (see Note 17)	(82,068)	653,207
Total (reversal of) stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects, if any	644,837	(374,397)

Pro forma net loss	$(19,186,778)	$(14,369,281)

Basic and diluted earnings per common share as reported	$(1.49)	$(1.10)
Basic and diluted earnings per common share-pro forma	$(1.44)	$(1.08)

Equity and Debt Issuance Expenses

Direct costs incurred in connection with the issuance of debt securities are reported as deferred financing charges (included under “Other noncurrent assets” account in the consolidated balance sheets). Debt issuance costs are recognized as additional interest expense over the life of the debt instrument using the effective interest method. Upon redemption or conversion of the Exchangeable Notes, any remaining unamortized discount will be charged to operations in the year of redemption or conversion. The embedded beneficial conversion feature recognized as additional paid-in capital amounted to $10.5 million as of December 31, 2006 and 2005.

Contingencies

The Company is involved in various legal proceedings (see Note 24). The Company develops estimate of the probable costs for the assessment and resolution of these claims in consultation with outside counsel handling the prosecution and defense of these cases and is based upon an analysis of potential results. The Company currently does not believe these legal claims will have a material adverse effect on its financial position and results of operations. No provisions for contingencies were recognized in 2006, 2005 and 2004.

Recently Issued Accounting Standards

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN No. 48), which clarifies the accounting and disclosure for uncertainty in income tax positions. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. FIN 48 requires that we recognize in our consolidated financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosures. This interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is currently in the process of determining the impact of the adoption of this interpretation on its consolidated financial statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS No. 155), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS No. 140). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect the adoption of SFAS No. 155 will have a material impact on its consolidated financial statements and disclosures.

The FASB has issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 will have a material impact on its consolidated financial statements and disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). Unrealized gains and losses on instruments for which the Fair Value Option has been elected are reported in earnings at each subsequent reporting period. SFAS No. 159 will be effective on April 1, 2008. The Company is currently in the process of determining the impact of the adoption of this new standard on its consolidated financial statements.

3.    Cash and Restricted Cash

The “Cash” account includes cash held in escrow amounting to $2.7 million and $0.3 million, as of December 31, 2006 and 2005, respectively. Such cash held in escrow with RZB-Austria, KBC- Philippines and PVB is available to the Company for withdrawal, subject to the following conditions:

•	There is sufficient Borrowing Base to cover the loan as shown on the table below:

Borrowing Base
RZB-Austria	90% of the value of outstanding eligible receivables plus 100% of the U.S. dollar cash proceeds from eligible receivables
KBC-Philippines	90% of the value of outstanding eligible receivables plus 100% of the U.S. dollar cash proceeds from eligible receivables
PVB	95% of the value of outstanding eligible receivables

•	RZB-Austria, KBC-Philippines and PVB, respectively, have conducted, to its satisfaction, a test of the adequacy of eligible receivables and balance of escrow bank account; and

•	There is no Event of Default.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

As of December 31, 2006, cash held in escrow amounting to $0.1 million, included under “Restricted Cash” account in 2006 consolidated balance sheet, was restricted for withdrawal since the balance of the outstanding trade receivables assigned was not adequate to cover the outstanding loan payable to PVB. The outstanding loan as of December 31, 2006 with PVB amounting to $0.3 million was fully paid by the Company on January 5, 2007. As of December 31, 2005, cash held in escrow amounting $6,325, is not classified under “Restricted Cash” as it is not material (see Note 10).

4.    Trade and Other Receivables

Trade and other receivables consists of:

	2006	2005
Trade	$13,808,792	$14,077,523
Current portion of receivable from sale of land, building and land improvements—net of unearned interest (see note 9)	443,672	383,924
Current portion of receivables from employees	214,999	280,152
Current portion of receivable from Manila Electric Company (Meralco)—net of unearned interest (see Note 9)	54,636	24,231
Others	258,343	211,104
Allowance for doubtful accounts	(136,846)	(196,190)

	$14,643,596	$14,780,744

Movements in the allowance for doubtful accounts are as follows:

	2006	2005
Balance at beginning of year	$196,190	$221,410
Provision (reversal of allowance) for doubtful accounts	9,618	(25,220)
Write-offs during the year	(68,962)	—

Balance at end of year	$136,846	$196,190

Trade receivables from certain customers totaling $12.3 million and $12.7 million as of December 31, 2006 and 2005, respectively, are assigned to RZB-Austria, KBC-Philippines, and PVB (see Notes 1 and 10). The proceeds from the collection of these receivables will be remitted directly to the Company’s escrow bank accounts with RZB-Austria, KBC-Philippines and PVB. The Company may only withdraw such funds subject to the conditions discussed in Note 3 to the consolidated financial statements.

Receivables from employees pertain to cash and travel advances and car loan extended to employees. There are no advances to officers and executives, which are in violation of Section 402 (Enhanced Conflict of Interest Provisions—Prohibition on Personal Loans to Executives) of the Sarbanes-Oxley Act.

On January 28, 2005, Pacsem Realty and PSi Laguna entered into separate Contracts to Sell with ILO Land, Inc. (ILO, an unrelated company) for the sale of (a) land and (b) related building and land improvements for a total consideration of $0.4 million and $2.1 million, respectively. In accordance with the terms of the Contracts to Sell, the purchase consideration is collectible as follows:

	Land	Building and Land Improvements	Total
Due and payable upon execution of the Contract to Sell	$140,000	$860,000	$1,000,000
Payable in six (6) equal installments every six months	210,000	1,290,000	1,500,000

	$350,000	$2,150,000	$2,500,000

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

On January 28, 2005, the Company recognized the receivable from ILO amounting to $1,173,462, net of unearned interest income of $326,538. The receivable was discounted using an effective interest rate of 15%, determined based on 12% yield rate on 3-year Republic of the Philippines (ROP) bonds as quoted by the Philippine Bureau of Treasury (BTr) as of January 28, 2005, plus 3% risk premium. Accretion income recognized in 2005 and 2006 amounted to $151,227 and $116,076 respectively.

As a customer of Meralco, a utility distribution company, the Company is entitled a refund for some of its previous billings under Phase IV of Meralco’s refund scheme. Beginning 2005, the approval of Meralco’s amended refund scheme by the Philippine Energy Regulatory Commission indicate that the amount and timing of the receipt of the refund is certain.

Under the Meralco refund scheme, the refund may be received through postdated checks or as fixed monthly credit to bills with cash option. As at December 31, 2005, the Company recognized a receivable from Meralco amounting to $311,956, gross of unearned interest income of $85,047, resulting in a net receivable from Meralco of $226,909. The receivable was discounted using an effective interest rate of 12.38%, determined based on 9.38% yield rates on 5-year ROP bonds as quoted by the BTr as of December 31, 2005, plus 3% risk premium. On August 25, 2006, the Company recognized additional receivable from Meralco amounting to $111,716, gross of unearned interest income of $20,528 which resulted in a net receivable from Meralco of $91,188. The receivable was discounted using an effective interest rate of 10.96%, determined based on 7.96% yield rates on 5-year ROP bonds as quoted by the BTr as of August 25, 2006, plus 3% risk premium. Accretion income recognized in 2006 amounted to $33,432.

The current and noncurrent portions of the receivable from the sale of land, building and land improvements and the receivable from Meralco as of December 31, 2006 are as follows:

	Receivable from ILO Land		Receivable from Meralco
	2006	2005	2006	2005
Total receivable	$750,000	$1,250,000	$346,560	$311,956
Less discount	59,235	175,312	79,399	85,047

	690,765	1,074,688	267,161	226,909
Less current portion	443,672	383,924	54,636	24,231

Noncurrent portion (included under “Other noncurrent assets” account, see Note 9)	$247,093	$690,764	$212,525	$202,678

5.    Inventories

Inventories consist of:

	2006	2005
Finished goods	$35,087	$330,364
Work in-process	1,134,873	1,105,427
Materials, spare parts and supplies, net of allowance for inventory losses of $1.8 million and $2.1 million in 2006 and 2005, respectively	4,731,406	4,441,386

	$5,901,366	$5,877,177

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

Movements in allowance for inventory losses are as follows:

	2006	2005
Balance at beginning of year	$2,105,166	$1,134,277
Provision for inventory losses (see Note 13)	355,139	970,889
Write-offs during the year	(559,662)	—
Disposal of obsolete inventories	(72,619)	—

Balance at end of year	$1,828,024	$2,105,166

The balance of trust receipts payable that pertains to purchases of inventories amounts to $39,998 as of December 31, 2006 and $3,549,606 as of December 31, 2005. The Company is accountable to the banks for the items entrusted or the proceeds generated from any sale of these inventories until such time that the amount financed by the banks is paid. The corresponding trust receipts payable to the banks are presented as current liabilities in the consolidated balance sheets and bear average annual interest rate of 8.54% in 2006 and 6.6% in 2005.

6.    Land Held for Sale

As of December 31, 2005, Pacsem Realty was in negotiation for the sale of a parcel of land it owns which is situated in Philtown Industrial Estate in Tanauan, Batangas, Philippines. The held for sale criteria under FASB Statement 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” had been met. On June 28, 2006, a Deed of Absolute Sale was entered into by Pacsem Realty and IGC Realty Inc. (IGC Realty, an unrelated company) for the sale of such parcel of land. The selling price for the sale of the parcel of land is PhP75,700,000 (equivalent to $1,425,881 as of December 31, 2005) which is payable immediately upon the execution of the contract. Accordingly, as of December 31, 2005, the carrying value of the parcel of land was adjusted to its fair value less cost to sell amounting to $1.3 million, which was determined based on the agreed selling price for the subsequent sale. The resulting $1.4 million impairment loss was recorded as part of “Special charges” account in the 2005 consolidated statement of income (see Note 13).

7.    Other Current Assets

Other current assets consist of:

	2006	2005
Deposits—net of allowance for probable losses of $19,100 in 2005	$370,688	$130,471
Tax credits—net of allowance for unrecoverable tax credits of $93,281 in 2006 and $9,761 in 2005	72,617	98,691
Prepayments and others	39,324	92,997

	$482,629	$322,159

Deposits include advance payments to suppliers for the acquisition of raw materials.

Tax credits were issued by the BOC and may be used for payment of import duties due to the BOC.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

8.    Property, Plant and Equipment

Property, plant and equipment consist of:

	2006	2005
Machinery, equipment and accessories	$128,628,459	$127,391,562
Leasehold improvements	5,947,500	5,748,074
Office furniture, fixtures and equipment	5,030,446	4,834,732
Transportation equipment	852,599	786,312

	140,459,004	138,760,680
Less accumulated depreciation	104,407,474	94,774,406

	36,051,530	43,986,274
Construction in-progress	47,941	36,792

	$36,099,471	$44,023,066

This account includes machinery and equipment and computer equipment acquired under capital lease arrangements. The related depreciation of the leased assets, amounting to $68,346 in 2006 and $142,182 in 2005, was computed on the basis of the Company’s depreciation policy for owned assets.

On February 27, 2004, the Company pledged certain machinery, equipment and accessories, covered by a Mortgage Trust Indenture with Rizal Commercial Banking Corporation—Trust and Investments Division as the trustee, in favor of KBC-Philippines, with an appraised value then of $2.1 million, in accordance with the Letter of Credit and Trust Receipt Facility Agreement (KBC Agreement) between the Company and KBC-Philippines. As of December 31, 2005, the balance of trust receipts payable to KBC-Philippines amounted to $3.3 million, which is included under the “Trust receipts payable” account in the 2005 consolidated balance sheet. As discussed in Note 1, KBC-Philippines has ceased operations effective April 30, 2006 and consequently, the KBC Agreement and all other related agreements shall be transferred to KBC-Hong Kong effective June 10, 2006, under terms, rights and obligations similar to those provided in the KBC Agreement. Such outstanding trust receipts payable have been fully paid by the Company as of December 31, 2006.

Office furniture, fixtures and equipment includes software costs with net carrying amount of $155,094 and $321,627 as of December 31, 2006 and 2005, respectively. Amortization of software costs included under “Depreciation expense” account amounted to $162,623, $236,216 and $240,642 in 2006, 2005 and 2004, respectively.

The total depreciation of property, plant and equipment amounted to $14.7 million, $18.1 million and $17.0 million in 2006, 2005 and 2004, respectively.

As discussed in Note 4, on January 28, 2005, Pacsem Realty and PSi Laguna entered into separate Contracts to Sell with ILO for the sale of (a) land and (b) building and land improvements (Site 3) for a total consideration of $350,000 and $2.2 million, respectively. The determination of fair value as of December 31, 2004 was based on the expected proceeds as stated in the Contracts to Sell, net of discount. The expected proceeds were discounted using an effective interest rate of 15%. The book value of the Site 3 building and improvements as of December 31, 2004 exceeded the fair value by $1.3 million, as such, the Company recognized an impairment loss of $1.3 million in 2004 and is included under “Special charges account” in the 2004 consolidated statement of income (see Note 13).

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

On September 8, 2005, the representatives of the Management Committee of the CHTZ, and The Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plan to convert the Southern Export Processing Zone where PSi Chengdu is located to another commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. The relocation issue which could further drain PSi Chengdu’s resources, coupled with continuous operating and cash flow losses from the start of commercial operations up to 2005, triggered an impairment review in accordance with SFAS No. 144, as of December 31, 2005. Management estimated that the undiscounted future cash flows to be generated by PSi Chengdu to be negative compared with the carrying amount of PSi Chengdu’s long-lived assets of $2.7 million. Using the expected cash flow approach as a measure of fair value, management estimated the fair value of those assets to be negative $0.2 million of December 31, 2005. This resulted in a write-down equal to the carrying amount of the assets amounting to $2.7 million, which was included under “Net loss from discontinued operations” line item in the 2005 consolidated statement of income (see Notes 13 and 18).

The Company’s recurring losses since 2001 triggered an annual impairment review in accordance with SFAS No. 144. Based on the review of the long-lived assets, the Company recognized an asset impairment losses amounting to $0.4 million in 2006 since the carrying value of the group of assets exceeds its fair value by the same amount. The determination of fair value was based on the expected cash flow approach as a measure of value. The cash flow was discounted using an effective interest rate of 7.719%, determined based on 4.719% yield rates on 4-year ROP bonds as quoted by the BTr as of December 31, 2006, plus 3% risk premium. Also in 2006, the Company recognized an additional impairment loss amounting to $1.5 million. This represents the net book value of certain machinery and equipment which the Company no longer uses in operations and, based on the Company’s assessment, has no expected future value. The total impairment loss recognized by the Company in 2006 amounted to $1.9 million and is included under “Special charges” account in the 2006 consolidated statement of income (see Note 13).

Certain of the Company’s customers provide equipment on a consignment basis. The value of the consigned equipment is not reflected among the Company’s property, plant and equipment. Risk of loss and insurance for such assets are borne by the customers.

9.     Other Noncurrent Assets

Other non-current assets consist of:

	2006	2005
Deposits—net of allowance for probable losses of $13,697 in 2005	$505,432	$376,351
Noncurrent portion of receivable from sale of land and building and land improvements—net (see Note 4)	247,093	690,764
Noncurrent portion of receivable from Meralco—net (see Note 4)	212,525	202,678
Deferred financing charges—net of accumulated amortization of $69,343 in 2006 and $50,931 in 2005	203,218	221,634
Deferred licensing fee—net of accumulated amortization of $20,000 in 2006 and $10,000 in 2005	80,000	90,000
Others	29,123	48,412

	$1,277,391	$1,629,839

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

Deposits consist of:

	2006	2005
Advance payments to suppliers for the acquisition of certain machinery, equipment and accessories—net of allowance for probable losses of $13,697 in 2005	$257,968	$133,156
Security and utility deposits	239,931	225,661
Others	7,533	17,534

	$505,432	$376,351

The amortization expense relating to the deferred licensing fee amounted to $10,000 in 2006 and 2005. The amortization expense for each of the eight succeeding years amounts to $10,000.

10.    Loans Payable

This account consists of short-term liabilities to the following creditors:

	2006	2005
RZB-Austria	$9,700,000	$9,400,000
KBC-Philippines	524,743	2,000,000
PVB	300,000	—

	$10,524,743	$11,400,000

RZB-Austria

The outstanding liability to RZB-Austria amounted to $9.7 million and $9.4 million as of December 31, 2006 and 2005, respectively. The interest rates in 2006 and 2005 ranged from 7.455% to 8.025% and 6.2% to 8.3%, respectively.

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

Under the terms of the Credit Facility Agreement, PSi Holdings and PSi Technologies are required to comply with certain financial ratios and covenants which shall be calculated based on the U.S. GAAP consolidated financial statements of PSi Holdings and parent company financial statements of PSi Technologies as of December 31, 2006 and 2005 and for the years then ended. As of December 31, 2005, PSi Holdings and PSi Technologies are not in compliance with the financial ratios. However, as discussed in Note 1 to the consolidated financial statements, RZB-Austria has extended the credit facility on April 4, 2006 until December 31, 2006 under terms and conditions similar to the Credit Facility Agreement. As of December 31, 2006, the Company has not complied with certain financial ratio requirements under

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

the short-term credit facility from RZB-Austria. However, the supplemental agreement, dated April 27, 2007, provided that RZB Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest thereon shall be immediately due and payable. Under the agreement, RZB-Austria also agreed to delete the Financial Covenants section in its entirety.

KBC-Philippines

The Company has a $3.0 million short-term credit facility with KBC-Philippines of which $0.5 million and $2.0 million was outstanding as of December 31, 2006 and 2005, respectively. The Company also has another $4.0 million letter of credit and trust receipt facility, of which $3.3 million was outstanding as of December 31, 2005. As of December 31, 2006, the trust receipts payable to KBC-Philippines was paid in full.

The short-term credit facility was secured by trade receivable from a customer (see Note 4). Under the terms of the short-term Credit Facility Agreement, PSi Technologies shall ensure the collection of eligible receivable (trade receivables from a customer denominated in U.S. dollars outstanding for no longer than 90 days from date of invoice) under the Borrowing Base (equivalent to 90% of the value of outstanding eligible receivables plus 100% of the U.S. dollars cash proceeds from eligible receivables to be deposited) to be deposited to an escrow bank account. Further, PSi Technologies shall maintain a Borrowing Base to cover outstanding principal drawing under the Credit Facility Agreement at all times. In case of shortfall, the Company shall have three business days to rectify such shortfall based on the Credit Facility Agreement. Withdrawals from the escrow bank account are allowable subject to the conditions discussed in Note 3 to the consolidated financial statements.

As of December 31, 2005, the Company has not complied with certain financial ratio requirements under the short-term Credit Facility Agreement with KBC-Philippines. As discussed in Note 1 to the consolidated financial statements, the Company’s loan account with KBC-Philippines was assumed by KBC-Hong Kong starting June 10, 2006. The Agreement including Deed of Assignment of Receivables and other agreement remains in full force and effect after the transfer of the booking of the loan, but KBC-Hong Kong will assume all the rights and obligations of KBC-Philippines hereunder. As of December 31, 2006, the outstanding short-term loans amounted to $0.5 million. The outstanding short-term loans have been fully paid by the Company on January 5, 2007.

The interest rates ranged from 6.20% to 8.25% and 5.5% to 7.6% in 2006 and 2005, respectively.

PVB

The Company has a revolving promissory note of $3.0 million including the availability of a letter of credit up to $450,000 with PVB. The facility was signed on July 13, 2006 and is subject to annual review by PVB up to April 11, 2010 and a 90-day availability period. The outstanding loan as of December 31, 2006 with PVB amounting to $300,000 was fully paid by the Company on January 5, 2007.

The short-term credit facility was secured by trade receivable from a customer (see Note 4). Under the terms of the short-term Credit Facility Agreement, PSi Technologies shall ensure the collection of eligible receivable under the Borrowing Base (equivalent to 95% of the value of outstanding eligible receivables) to be deposited to an escrow bank account. Further, PSi Technologies shall maintain a Borrowing Base to cover outstanding principal drawing under the Credit Facility Agreement at all times. In case of shortfall,

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

the Company shall have three business days to rectify such shortfall based on the Credit Facility Agreement. Withdrawals from the escrow bank account are allowable subject to the condition discussed in Note 3 to the consolidated financial statements.

As of December 31, 2006, the Company has not complied with the leverage ratio requirement under the short-term Credit Facility Agreement with PVB.

The interest rate was 8.12% in 2006.

11.    Trade and Other Payables

Trade and other payables consist of:

	2006	2005
Trade	$22,229,197	$18,014,441
Accrued expenses:
Employee salaries and benefits (see Note 16)	1,666,316	1,666,610
Professional fees	787,992	277,547
Rental	563,003	367,994
Withholding taxes	508,946	303,815
Utilities	270,407	281,085
Others	1,088,007	1,045,274

	$27,113,868	$21,956,766

Trade payables include liabilities to equipment suppliers amounting to $2.5 million in 2006 and $1.7 million in 2005.

Accrued employee salaries and benefits include accruals for compensated absences as well as accrued pension benefit costs.

12.    Exchangeable Notes

On July 3, 2003, the Company issued a $4.0 million exchangeable senior subordinated note (2003 Note) to Merrill Lynch, a major stockholder of the Company. On June 2, 2005, the Company issued another $7.0 million exchangeable senior subordinated note (2005 Note) to the same holder of the 2003 Note. The proceeds of the 2005 Note was used to partially finance capital expenditures related to the introduction of the Power QFN Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables.

The net carrying amount of the 2003 and 2005 Notes (collectively referred to as “the Exchangeable Notes”) as of December 31, 2006 and 2005 is as follows:

	2006	2005
Face value	$11,000,000	$11,000,000
Debt discount	(8,450,583)	(9,334,108)
Accrued interest on Exchangeable Notes converted to principal	1,992,089	784,208

	$4,541,506	$2,450,100

The debt discount represents the value of the beneficial conversion feature calculated in accordance with the provisions of EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios.”

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

The terms and conditions of the 2003 and 2005 Notes are substantially similar in nature. Following are the significant terms of the Exchangeable Notes:

	2003 Note	2005 Note
Grant of Exchange Right	PSi Holdings grants Merrill Lynch an irrevocable right to exchange all or part of its Exchangeable Note to PSi Holdings’ common stock (Common Stock) at a price per share of Common Stock initially equal to $1.47 (Exchangeable Note exercise price), provided however that:	PSi Holdings grants Merrill Lynch an irrevocable right to exchange all or part of its Exchangeable Note to PSi Holdings’ common stock (Common Stock) at a price per share of Common Stock initially equal to $1.00 (Exchangeable Note exercise price), provided however that:

	i. If PSi Holdings’ EBITDA for the three-month period ending September 30, 2003 was less than $3.89 million, then the exercise price shall be reduced to $1.29 per share; and	i. If PSi Holdings’ EBITDA for the three-month period ending December 31, 2005 is less than $5.5 million, then the Note Exercise Price shall be reduced to $0.90; and

ii.      If PSi Holdings’ EBITDA for the three-month period ending December 31, 2003 is less than $3.92 million, then the Exchangeable Note exercise price shall be reduced to (a) $1.15 if the Exchangeable Note exercise price was reduced pursuant to clause (i) above, and (b) $1.29, if the Exchangeable Note exercise price was not reduced pursuant to clause (i) above.

ii. If PSi Holdings’ EBITDA for the three-month period ending March 31, 2006 is less than $6.7 million, then the Note Exercise Price shall be reduced to $0.80.

	The EBITDA for the three-month period ended September 30, 2003 and December 31, 2003 is less than $3.89 million and $3.92 million, respectively. As of December 31, 2003, the Exchangeable Note exercise price was reduced to $1.15 per share.	The EBITDA for the three-month period ended December 31, 2005 is less than $5.5 million. (Note: The EBITDA for the three-month period ended March 31, 2006 is less than $6.7 million). As of December 31, 2005, the Exchangeable Note exercise price was reduced to $0.80 per share.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

	2003 Note	2005 Note
	At any time after July 3, 2003, the Exchange Right may be exercised by Merrill Lynch at its sole discretion, in whole or in part until such time as all of the Exchangeable Note is exchanged for Common Stock, paid at maturity or redeemed in accordance with its terms.	At any time after June 2, 2005, the Exchange Right may be exercised by Merrill Lynch at its sole discretion, in whole or in part until such time as all of the Exchangeable Note is exchanged for Common Stock, paid at maturity or redeemed in accordance with its terms.

	PSi Technologies shall not be permitted to prepay the Exchangeable Note in whole or in part.	PSi Technologies shall not be permitted to prepay the Exchangeable Note in whole or in part.

Mandatory Issuance Rights	Merrill Lynch, at its discretion, may elect to replace all of its exchange rights with the right to (i) assign a portion or all of the Exchangeable Note to PSi Technologies; provided however, that prior to such assignment, PSi Technologies shall redeem a portion of such Exchangeable Note and (ii) subscribe for shares of Common Stock (Mandatory Issuance) at a price per share equal to the then par value of one share of Common Stock (Stock Issuance Price).	Merrill Lynch, at its discretion, may elect to replace all of its exchange rights with the right to (i) assign a portion or all of the Exchangeable Note to PSi Technologies; provided however, that prior to such assignment, PSi Technologies shall redeem a portion of such Exchangeable Note and (ii) subscribe for shares of Common Stock (Mandatory Issuance) at a price per share equal to the then par value of one share of Common Stock (Stock Issuance Price).

Redemption	Simultaneous with the consummation of the Mandatory Issuance, PSi Technologies shall redeem from Merrill Lynch for a cash payment (including accrued and unpaid interest) relating to such redeemed Exchangeable Note, a portion of the conversion principal amount of the Exchangeable Note equal to the Issuance Purchase Price of the shares being issued in the Mandatory Issuance.	Simultaneous with the consummation of the Mandatory Issuance, PSi Technologies shall redeem from Merrill Lynch for a cash payment (including accrued and unpaid interest) relating to such redeemed Exchangeable Note, a portion of the conversion principal amount of the Exchangeable Note equal to the Issuance Purchase Price of the shares being issued in the Mandatory Issuance.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

	2003 Note	2005 Note
Interest	Interest on unpaid principal amount of the Exchangeable Note is at a rate of 10% per annum, payable semi-annually in arrears on each interest payment date; provided that if (a) upon any interest payment date, PSi Technologies is prohibited from paying cash interest due to restrictions in its senior credit facility or (b) PSi Holdings’ EBITDA for the two consecutive fiscal quarters ending immediately prior to any interest payment date is less than $1.0 million, then PSi Technologies may, by notice to Merrill Lynch, elect to pay all or any portion of such interest at the rate aforesaid and shall no longer be considered to be interest due.	Interest on unpaid principal amount of the Exchangeable Note is at a rate of 10% per annum, payable semi-annually in arrears on each interest payment date; provided that if (a) upon any interest payment date, PSi Technologies is prohibited from paying cash interest due to restriction in its senior credit facility, (b) PSi Holdings’ EBITDA for the two consecutive fiscal quarters ending immediately prior to any interest payment date is less than $1.0 million, or (c) PSi Technologies does not pay all or a portion of the interest due on the Note on an interest payment date in 2005, then the Company may, by notice to the Exchangeable Note holder, elect to pay all or any portion of such interest by adding it to the principal amount of the Exchangeable Note, whenever such amount shall bear interest at the rate aforesaid and shall no longer be considered to be interest due.

The exercise price of the 2005 and 2003 Exchangeable Notes was below the prevailing share price of PSi Holdings ADS as of the commitment dates of June 2, 2005 and July 3, 2003, respectively, of $1.66 and $2.08 per share, respectively.

The issuance of 2005 Note also triggered the anti-dilution adjustment. This resulted to a conversion reset of the 2003 Note from the lowest exercise price, which was already set at $1.15 (since the EBITDA target for the three months ended December 31, 2003 was not met) to $1.06. This resulted in an additional embedded beneficial conversion feature on the 2003 Note amounting to $606,282.

As of December 31, 2006 and 2005, the Exchangeable Notes have a carrying amount of $4.5 million (net of debt discount of $8.5 million) and $2.5 million (net of debt discount of $9.3 million), respectively. Upon redemption or conversion of the Exchangeable Notes prior to June 1, 2008 (for the 2003 Note) and June 1, 2009 (for the 2005 Note), any unamortized discount will be charged to operations in the year of redemption or conversion. The embedded beneficial conversion feature recognized as additional paid-in capital amounted to $7.0 million for the 2005 Note and $2.8 million (inclusive of the adjustment to the embedded beneficial conversion of $606,282 resulting from the anti-dilution adjustment triggered by the issuance of the 2005 Note) for 2003 Note as of December 31, 2005.

In 2006, 2005 and 2004, the Company recognized debt discount amortization of $0.9 million, $0.8 million and $0.7 million, respectively, and these are presented as part of “Interest and bank charges” account in the consolidated statements of income.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

On June 30, 2006 and December 31, 2006, in accordance with the terms of Exchangeable Notes, PSi Technologies formally informed Merrill Lynch that the outstanding accrued interest on the Exchangeable Notes as of said dates amounting to $589,210 and $618,672, respectively, will not be settled through payment but was converted to principal amount of the Exchangeable Notes.

13.    Special Charges

Special charges consist of the following:

	2006	2005	2004
Impairment losses on property, plant and equipment (see Notes 6 and 8)	$1,884,289	$1,482,627	$1,263,132
Provision for inventory losses (see Note 5)	355,139	544,617	—
Write-off of inventories	—	44,930	—

	$2,239,428	$2,072,174	$1,263,132

Impairment losses on property and equipment, provision for inventory losses and provision for probable losses recognized by PSi-Chengdu for the year ended December 31, 2005 amounted to $2,739,037, $426,727 and $43,346 respectively, which are included in the “Net loss from discontinued operations” line item in 2005 consolidated statement of income.

14.    Income Tax

The components of the Company’s deferred tax assets are as follows:

	2006	2005
Deferred tax assets—current:
Allowance for inventory losses	$91,401	$83,945
Unrealized foreign exchange losses	4,738	—
Accrual for retirement benefits	2,514	11,090
Less valuation allowance	98,653	95,035

	$—	$—

Deferred tax assets—noncurrent:
NOLCO	$1,694,393	$2,960,231
Impairment losses	215,294	658,352
Depreciation recognized as a result from change in remaining useful life of certain machinery and equipment	87,792	124,860
Other comprehensive loss adjustment for retirement benefits	66,047	20,225
Accrual for retirement benefits	39,926	42,858
Stock compensation cost	20,603	2,941
Excess of rental under operating lease agreement computed on a straight-line basis over the amount based on lease agreements	15,415	11,261
MCIT	6,267	2,771
Unrealized foreign exchange losses	—	18,456

	2,145,737	3,841,955
Less valuation allowance	2,145,737	3,841,955

	$—	$—

Total deferred tax assets	$—	$—

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

There was no deferred tax liability recognized in 2006 and 2005.

NOLCO can be claimed as deduction from taxable income subject to tax at 35% as follows:

Year Incurred	Expiry Date	Amount
December 31, 2006	December 31, 2009	$207,499
December 31, 2005	December 31, 2008	4,296,419
December 31, 2004	December 31, 2007	337,206

		$4,841,124

The NOLCO can only be used to offset against any income from non-registered activities (see note 15) while MCIT can only be carried forward and credited against any normal income tax due for the three immediately succeeding taxable periods.

In May 2004, the area within the FTI Complex where the facilities of PSi Technologies are located was declared as an export zone. As part of its tax planning strategy, PSi Technologies registered as a PEZA enterprise. All of its operations, which was previously entitled to Income Tax Holiday (ITH) incentive or subjected to 32% (increased to 35% effective November 1, 2005, with the enactment of Philippine Republic Act No. 9337, which amended certain provisions of the Philippine Tax Code) income tax after expiration of the ITH incentive, shall be taxed at 5% of gross income in lieu of all taxes. Gross income, for purposes of computing the special tax due under Section 24, of the Implementing Rules and Regulations (IRR) of Philippine Republic Act No. 7916 refers to gross sales or gross revenues derived from business activity within the Economic Zone (ECOZONE), net of sales discounts, sales returns and allowances and minus costs of sales or direct costs but before any deduction is made for administrative expenses or incidental losses during a given taxable period. The allowable deductions from gross income are specifically enumerated in the IRR. ITH incentives availed of in 2006 amounted to Php 3.4 million or $65,842. PSi Technologies did not avail of any tax incentives in 2005 and 2004. Consequently, certain deferred tax benefits shall no longer be deductible items of PSi Technologies. The deferred tax assets have been reduced to the extent that such will not be of benefit to PSi Technologies.

Geographic sources of loss before income tax and minority interest are as follows:

	2006	2005	2004
Philippines	$10,625,156	$14,753,098	$11,953,063
Foreign	—	—	—

	$11,601,050	$14,753,098	$11,953,063

The Company’s revenues from continuing operations are generated from Philippine operations.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

The reconciliation between the Company’s Philippine statutory income tax rate and effective income tax rates is as follows:

	2006	2005	2004
Statutory income tax rates	35%	33%	32%
Income tax effects of:
Revenues and expenses covered by PEZA registration	(29)	(12)	(11)
Foreign exchange adjustments	(16)	(14)	(10)
ITH incentives on registered activities	7	—	1
Write-off of NOLCO	—	—	(6)
Nontaxable losses from foreign operations	—	(8)	(5)
Losses from registered activities subject to ITH	—	1	—
Valuation allowance	5	1	2

Effective income tax rates	2%	1%	3%

Foreign exchange adjustments represent a nondeductible tax item for Philippine tax reporting purposes, which is a permanent difference on the U.S. GAAP book basis.

15.    Registrations with the Board of Investments (BOI) and Philippine Economic Zone Authority (PEZA)

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

Under the terms of its PEZA-registration new, expansion or additional projects under Supplemental Agreements with PEZA shall be entitled to all incentives granted to non-pioneer projects under R.A. No. 7916, as amended. The registered new and expansion projects are entitled to a four-year and three-year ITH, respectively. ITH incentives availed of in 2006 amounted to Php 3.4 million or $65,842 ($0.005 per share). PSi Technologies did not avail of any tax incentives in 2005 and 2004.

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

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

incentives granted to non-pioneer projects under RA No. 7916, as amended, as indicated on the Supplemental Agreement between the Company and PEZA executed on June 9, 2005.

On September 12, 2006, the BOD of PEZA approved, through Resolution No. 06-425, the application of PSi Technologies for the registration of its Expansion Project, which involves the increase in the production capacity of its manufacture of power semiconductor devices, particularly TO247, TO 251/TO252. The Expansion Project shall be entitled to incentives granted to Expansion Projects under RA No. 7916, as amended, as indicated on the Supplemental Agreement between the Company and PEZA executed on October 12, 2006.

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

PSi Laguna’s PEZA Registration

PSi Laguna is registered with the PEZA as a non-pioneer ECOZONE Export Enterprise for the manufacture, assembly and test of semiconductor devices (smart alphanumeric, rectifier devices and small signal transistor). The registration of PSi Laguna as a special ECOZONE Export Enterprise entitles PSi Laguna to, among others, the rights, privileges and incentives granted by the Omnibus Investments Code of 1987 and RA No. 7916.

Under the terms of the PEZA registration, PSi Laguna is entitled to ITH incentives as follows:

Devices	ITH Period
Triac devices	January 2005 – January 2009
Rectifier devices	July 2000 – July 2004
Small signal transistor	December 2000 – November 2004

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

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

ITH incentives availed of in 2006, 2005 and 2004 amounted to $44,271 ($0.003 per share), $26,346 ($0.002 per share) and $12,400 ($0.001 per share), respectively. On January 27, 2005, PSi Laguna and PEZA signed a Supplemental Agreement in line with the application of PSi Laguna for the registration of its new activity, specifically, with respect to the manufacture of triac devices. Under the terms of the Supplemental Agreement, the Project shall be entitled to all incentives for non-pioneer projects under RA No. 7916. PSi Laguna started commercial operation of this Project on January 3, 2005.

16.	Pension Benefit Plan

The Company has a defined pension benefit plan covering all of its officers and full-time employees in the Philippines. Pension costs are charged to operations and are based on amounts computed by an independent actuary.

We adopted the recognition provisions of SFAS No. 158 and initially applied them to the funded status of our defined benefit postretirement plans as of December 31, 2006.

The components of net periodic pension cost for the defined benefit plan are as follows:

	2006	2005	2004
Service cost of current year	$231,456	$94,998	$85,662
Interest cost on projected benefit obligation	180,251	80,550	63,618
Amortization of transition obligation	144	134	131
Amortization of actuarial loss (gain)	126,201	23,955	(7,025)
Expected return on plan assets	(2,893)	(14,831)	(8,379)
Loss on curtailment/settlement	—	211,613	—
Supplemental benefit payments from the Company	—	40,689	—

Total pension expense	$535,159	$437,108	$134,007

The following table sets forth the funded status and the amounts recognized in the consolidated balance sheets for the defined benefit retirement plan:

	2006	2005
Change in benefit obligation:
Benefit obligation, beginning of year	$1,722,034	$488,204
Actuarial adjustment	903,182	1,173,359
Service cost	231,456	94,998
Interest cost	180,251	80,550
Benefit paid from plan assets	(31,942)	(34,889)
Benefit payments from the Company	—	(23,085)
Curtailment and settlement	—	(130,315)
Translation adjustment	200,083	73,212

Benefit obligation, end of year	$3,205,064	$1,722,034

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

	2006	2005
Change in plan assets:
Fair value of plan assets, beginning of year	$39,859	$151,376
Actual return on plan assets	3,578	14,831
Curtailment and settlement	—	(96,179)
Benefits paid	—	(34,889)
Translation adjustment	3,461	4,720

Fair value of plan assets, end of year	$46,898	$39,859

Funded status	$(3,158,166)	$(1,682,176)
Unamortized transition obligation	2,845	2,767
Unrecognized net actuarial loss	2,052,391	1,146,382
Accumulated adjustment to pension liability	(2,055,236)	(483,861)

Accrued benefit cost	$(3,158,166)	$(1,016,888)

Accumulated benefit obligation	$(1,088,652)	$(1,056,747)

It is the Company’s policy to invest pension fund assets in fixed income debt securities. In determining the overall expected long-term rate-of-return on assets assumption, due consideration was given to the historical performance of plan investments. As of December 31, 2006 and 2005, the plan assets primarily consisted of investment in debt securities. The Company expects to contribute approximately $50,000 to its pension plan in 2007. The significant assumptions used in determining the actuarial present value of the projected benefits obligations are as follows:

	2006	2005	2004
Weighted average assumptions:
Discount rate	6.1%	10.1%	13.8%
Expected return on plan assets	8.0%	7.0%	6.3%
Rate of compensation increase	7.0%	7.0%	5.0%

The table below presents the expected compulsory pension benefits of the Company to be paid out of the fund for the next ten years:

Year	Amount
2007	$65,325
2008	114,764
2009	136,696
2010	160,394
2011	172,878
2012 to 2016	1,376,419

The amounts in accumulated other comprehensive loss to be recognized as components of net periodic cost in 2007 are as follows:

Amount
Actuarial loss	$247,412
Transition obligation	151

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

The current and noncurrent portions of the accrued retirement benefit costs are as follows:

	2006	2005
Current portion (included under “Trade and other payables” account)	$65,325	$209,040
Noncurrent portion—includes pension liability adjustment of $1,571,375 in 2006 and $483,861 in 2005	3,092,841	807,848

	$3,158,166	$1,016,888

As of December 31, 2005, outstanding payable for curtailments amounted to $84,762 and is included in the “Trade and other payables” account in the 2005 consolidated balance sheet.

The measurement date of the Company’s December 31, 2006 actuarial valuation is December 31, 2006.

17.	Stock Option (SO) Plan

The BOD has approved the following stock option grants for certain directors, officers and employees:

Date of Grant	Exercise Price	Number of Options Granted	Vesting Period	Exercise Period
February 22, 2000	$13.30	627,100	certain number of shares annually for 5 years from date of grant	3 years after the vesting date

June 16, 2000	13.30	10,000	certain number of shares annually for 5 years from date of grant	3 years after the vesting date

February 24, 2004	3.25	121,000	certain number of shares annually for 5 years from date of grant	3 years after the vesting date

July 15, 2005	3.00	500,000	3 years with a lock-up period of 2 years and can automatically vest upon a change in control in the Company	not applicable

On February 22, 2000, the Company’s stockholders approved the SO Plan. The shares which shall become the subject of the options under the SO Plan shall be the common shares of PSi Holdings. Under the SO Plan, the total number of shares of the Company that may be distributed shall not exceed 741,162 common shares, and participation shall be limited to certain directors, officers and employees. On the same date, 627,100 options were granted at an exercise price of $13.30 per share. Another 10,000 shares with the same terms as the initial award were granted on June 16, 2000 to include another officer. On February 24, 2004, 121,000 options were granted at an exercise price of $3.25 per share and with a fair value of $3.09 per option. On a calendar year basis, these options vest over five years from the date of grant and will expire three years from the vesting date. On July 15, 2005, the Company granted a one-time 500,000 options to its new chief operating officer, which will vest in three (3) years with a lock-up period of two (2) years, at an exercise price of $3.00 per share and with a fair value of $0.51 per option. Such stock option can automatically vest upon a change in control in PSi Holdings. Change in control is defined to include a merger or other business combination, sale of substantially all of the Company’s assets or sale of more than 50% of the Company’s common stock to the extent more than half of the Company’s publicly listed shares are sold in connection herewith.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

On June 2, 2005, the Company amended the total number of shares of common stock that may be distributed under the plan to 1,241,162 common shares pursuant to resolution adopted on that date in connection with the hiring of our chief operating officer.

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

The purchase price of the shares as to which a Stock Option is exercised shall be paid to the Company at the time of exercise in cash or by such other means as the Committee determines. Upon receipt by the Company of the purchase price, stock certificate(s) for the shares of Common Stock as to which a Stock Option is exercised shall be delivered to the person in whose name the Stock Option is outstanding, in such manner as such person or such person’s estate or beneficiaries, as the case may be, may direct and is agreed to by the Committee. As soon as practicable after receipt of full payment, the Company shall deliver to the grantee one or more certificates for the shares of Common Stock so purchased, which certificates may bear such legends as the Company may deem appropriate concerning restrictions on the disposition of the shares in accordance with applicable securities laws, rules and regulations or otherwise deem appropriate concerning restrictions on the disposition of the shares in accordance with applicable securities laws, rules and regulations or otherwise.

Shares of common stock distributed under the SO Plan may be treasury shares or authorized but unissued shares. If any SO granted under the SO Plan expires or terminates, the underlying shares of common stock may again be made the subject of grants under the SO Plan.

The Company adopted SFAS 123(R) beginning January 1, 2006. Prior to adoption of SFAS 123(R), the Company applied the APB Opinion No. 25 and related interpretations in accounting for its SO plans.

The following table presents stock-based compensation expense included in the consolidated statements of income:

Year	Amount
2006	$159,013
2005	(82,068)
2004	653,207

The Company recognized a reversal of stock compensation expense amounting to $82,068 in 2005 because of forfeitures. The compensation costs are included under “General and administrative” account in the consolidated statements of income.

In order to calculate the fair value of stock options at the date of grant, the Company used the Black-Scholes option pricing model. Expected volatilities are based on historical performance of the Company’s stock except for expected volatility of 2000 grants which was based on the stock volatility of a comparable listed company as the Company’s stock was listed only in March 2000. The expected term of the options is based

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

on evaluations of the vesting and contractual terms, and employee demographics. The risk-free interest rate for periods within the expected life of the option is based on the US Treasury bond rates plus the country spread (2%) for the Philippines. The following assumptions were used to calculate weighted average fair values of the options granted:

	2005	2004
Expected Volatility	0.78%	1.07%
Risk free interest rate at date of grant	3.1%	4.0%
Dividend yield	0%	0%
Expected term	4 years	4 to 8 years

The following is a summary of option activity under the Plan as of December 31, 2006 and changes during the year ended December 31, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	987,513	$7.34
Granted	—	—
Exercised	—	—
Forfeited or expired	(16,000)	$3.25

Outstanding at December 31, 2006	971,513	$7.41	2.01	$1,261,686

Expected to vest at December 31, 2006	557,000	$3.03	2.76	$28,500

Exercisable at December 31, 2006	565,860	$12.87	1.17	$1,474,582

The weighted-average grants date fair value of options granted during the years 2005 and 2004 was $0.79 and $3.25, respectively.

There were no options exercised in 2006, 2005 and 2004. The total fair value of shares vested was $0.16 million and $0.37 million in 2006 and 2004, respectively. In 2005, there was a reversal of stock-based employee compensation expense determined under fair value amounting to $0.64 million because of forfeitures.

18.    Discontinued Operations

On April 5, 2006, the BOD of PSi Technologies and PSi Mauritius through its subsidiary, PSi Chengdu, informed the Management Committee of the CHTZ of its decision to close the facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu ceased commercial operations on April 30, 2006. As of July 13, 2007, PSi Chengdu is in the process of completing the requirements for liquidation and dissolution. In connection with the closure of our PSi Chengdu, the Company recorded $0.3 million in severance and other exit costs.

A summary of the results from discontinued operations for the year ended December 31, 2006 is as follows:

	For the Year Ended December 31
	2006	2005	2004
Net sales	$2,354,739	$7,473,187	1,049,972
Gross profit (loss)	129,030	(202,137)	(1,268,624)
Operating loss from discontinued operations	(861,551)	(4,854,268)	(2,343,165)
Other income (expense)	76,690	(21,693)	(13,808)
Net loss from discontinued operations	(784,861)	(4,875,961)	(2,356,973)

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

19.    Related Party Transactions

In 2003 and 2005, PSi Technologies issued a $4.0 million and $7.0 million exchangeable senior subordinated note payable to Merrill Lynch, a major stockholder of the Company, due in 2008 and 2009, respectively (see Note 12).

20.	Operating Lease Commitments

The Company leases certain of its office spaces and warehouse until 2020 and land until 2008. The leases are renewable at the end of the respective lease terms under such terms and conditions the parties may mutually agree upon.

The following is a schedule of future annual minimum rental payments [converted at (Peso)49.03 for Philippine Pesos to $1, the prevailing exchange rate as of December 31, 2006] as of December 31, 2006:

Year	Amount
2007	$917,035
2008	643,445
2009	568,255
2010	598,698
2011	630,867
After 2011	5,690,632

$9,048,932

Rent expense amounted to $1,017,864, $1,077,460 and $1,147,979, for the years ended December 31, 2006, 2005 and 2004, respectively.

21.	Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined by the Company using available market information and standard discounting methodologies. However, considerable judgment was required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or group of counterparties. The credit worthiness of counterparties is continually reviewed, and full performance is anticipated.

The methods and assumptions used to estimate the fair value of significant classes of financial instruments are as follows:

Cash, Restricted Cash, Trade and Other Receivables and Trade and Other Payables

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

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

Exchangeable Notes

The fair value of the Exchangeable Notes of $11.5 million is based on the present value of future cash flows discounted using 8.38%.

22.    Reporting Segment

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

The Company is primarily engaged in one industry segment, semiconductor assembly and test services. Revenues summarized by geographic region (by customer domicile), are as follows:

	2006	2005	2004
Asia	2.94%	5.08%	7.65%
United States	22.42%	25.24%	30.67%
Europe	74.64%	69.68%	61.68%

	100.0%	100.0%	100.0%

The Company’s top five customers, as a percentage of its total revenues (including revenues generated from discontinued operations), are as follows:

Year	Percentage to Total Revenue
2006
Infineon Technologies, Inc.	47.70%
ST Microelectronics	17.77%
Semiconductor Components Industries, Ltd.	13.78%
Philips Semiconductors	8.14%
Power Integration, Inc.	3.62%
2005
Infineon Technologies, Inc.	34.51%
Philips Semiconductors	17.34%
ST Microelectronics	16.18%
Semiconductor Components Industries, Ltd.	13.56%
Texas Instruments, Inc.	5.00%
2004
Infineon Technologies, Inc.	30.2%
ST Microelectronics	17.5%
Semiconductor Components Industries, Ltd.	13.7%
Philips Components Philippines, Inc.	10.5%
Texas Instruments, Inc.	9.0%

As a result of such concentration of the customer base, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to, any of these customers could materially and adversely affect the Company’s results of operations and financial position.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

23.    Computation of Loss Per Share

	2006	2005	2004
Net loss	$(11,601,050)	$(19,749,547)	$(14,648,091)
Adjusted weighted average number of common shares issued and outstanding during the year	13,289,525	13,289,525	13,289,525

Loss per share	$(0.87)	$(1.49)	$(1.10)

Potentially dilutive Exchangeable Notes and stock options, which would have antidilutive effect on earnings per share, were excluded from the computation of earnings per share.

24.    Contingencies

a.	In September 2001, two substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court of Southern District of New York naming as defendants, in aggregate, PSi Holdings, certain of its current or former officers and directors, and certain underwriters to its Initial Public Offereing (IPO). Similar complaints have been filed against over 300 other issuers that have had IPOs since 1998 and all such actions have been included in a single coordinated proceeding. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly solicited and received “excessive” commission from investors and that some investors in the IPO allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate price of the Company’s stock. An amended complaint was filed on April 19, 2002. The Company and its officers and directors identified were named in the suits pursuant to Section 11 of the US Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, and other related provisions. The complaint seeks unspecified damages, attorney and expert fees and other unspecified litigation costs.

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

In June 2003, a proposed settlement of this litigation was structured between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. On or about July 22, 2003, a committee of the Company’s BOD conditionally approved the proposed partial settlement. The settlement would provide, among other things, a release of the Company and of individual defendants for the conduct alleged to be wrongful in the amended complaint. The Company would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert or release certain potential claims the Company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurance carriers.

In June 2004, an agreement of settlement was submitted to the court for preliminary approval. The court requested that any objections to preliminary approval of the settlement be submitted by July 14,

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

2004 and the underwriter defendants formally objected to the settlement. The plaintiff and issuer defendants separately filed replies to the underwriter defendants’ objections to the settlement on August 4, 2004. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement cases. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. The settlement fairness hearing was held on April 24, 2006, and the court reserved decision. If the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. As of July 13, 2007, the motion for final approval of the settlement is pending before the court.

Due to inherent uncertainties of litigation and because the settlement approval process is at a preliminary stage, the Company cannot accurately predict the ultimate outcome of the matter.

b.	On November 19, 2003, PSi Technologies filed an injunction complaint against Meralco to enjoin it from disconnecting its supply of electric service on account of a billing differential in the amount of PhP 21.2 million reckoned from April 1, 1998 to July 12, 2002. The billing differential came about from a defective meter installation by Meralco. Claiming negligence on the part of Meralco, the Company refused to pay the full amount and offered settlement of PhP 2.0 million. Meralco insisted on full payment, hence the filing of the complaint. The Company does not believe that the ultimate outcome of the proceedings will have a material adverse effect on the Company’s overall financial position and results of operations. As of July 13, 2007, the case is pending pre-trial after referral of the case for mediation proved fruitless.

25.    Subsequent Events

a.	PSi Chengdu was able to obtain clearances from State Tax Department and Chengdu Local Tax Department on January 24, 2007 and April 5, 2007, respectively. PSi Chengdu did not receive any tax assessments from State Tax Department and Chengdu Local Tax Department. As of July 13, 2007, PSI-Chengdu is still in the process of completing the requirements of its dissolution/liquidation.

b.	As discussed in Note 1 to the consolidated financial statements, under the Second Supplemental Agreement dated April 27, 2007, the RZB-Austria credit facility was extended from December 31, 2006 until March 31, 2008. However, RZB-Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest shall be immediately due and payable. Under the agreement, RZB-Austria also agreed to delete the Financial Covenants section in its entirety.

c.	On June 12, 2007, ILO and PSi Laguna and Pacsem Realty agreed to fully settle the fifth and sixth installments regarding the sale of land and factory building due on July 31, 2007 and January 31, 2008, respectively. The settlement was at a 6% discount in exchange for outstanding due of $500,000, gross of unearned interest.

26.    Other Matters

a.	Shipping and handling costs incurred in 2006, 2005 and 2004 amounted to $205,758, $986,382 and $804,110, respectively.

b.	Advertising expense incurred in 2006, 2005 and 2004 amounted to $16,114, $21,067 and $18,978, respectively.

c.	As of December 31, 2006, the Company has outstanding letters of credit amounting to $482,736.

d.	As of December 31, 2006, the Company has unused facility with RZB, KBC and PVB which includes credit and trust receipt facility amounting to $300,000, $0 and $2,177,265, respectively.

27.    Changes in Presentation of Comparative Consolidated Financial Statements

The Company reclassified certain accounts in 2004 and 2005 consolidated financial statements to conform with our 2006 consolidated financial statements presentation. The Company restated the historical results to reflect the closure of PSI China operations as a discontinued operation. Also, the Company separately presented the provision for doubtful accounts in 2006 and reclassified the historical data accordingly.