Form 20-F/A
period 2006-12-31
PSI TECHNOLOGIES HOLDINGS INC
filed 2008-03-14
CIK 1106714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Yes  ☐    No  ☒

EXPLANATORY NOTE

We are filing this amendment to our Annual Report on Form 20-F to restate our consolidated statements of income and update the notes to the consolidated financial statements for the years ended December 31, 2006 and 2005 to reflect the following changes in the financial statements related to (1) correction of provision for inventory losses and inventory write-offs that should be presented as cost of sales but were incorrectly presented as special charges for the years ended December 31, 2006 and 2005, (2) correction of loss on disposal of obsolete inventories that should be presented as cost of sales but were incorrectly presented as other income (expense) for the years ended December 31, 2006, (3) disclosure of the number of potentially dilutive shares in accordance with paragraph 40 of SFAS 128, “Earnings per Share”, (4) inclusion of the signed audit report in compliance with Instructions to Item 8.A.2 of Form 20-F and Rule 2-02(a) of Regulations S-X ; as well as changes related to our management discussion and analysis on (a) disclosure on the determination of the discount rate used to determine the actuarial present value of the projected benefit obligation, and (b) disclosure to clearly state that the contingencies were evaluated under Statement of Financial Accounting Standards No. 5 (SFAS 5), “Accounting for Contingencies” on gross basis before consideration of any possible insurance claims.

We reclassified provision for inventory losses and write-offs of inventories from special charges, and loss on disposal of inventories from other income (expenses) to cost of sales to be consistent with the United States Securities and Exchange Commission (USSEC) Observer’s views expressed in EITF 96-9, “Classification of Inventory Markdowns and Other Costs Associated with a Restructuring.” The impact of the foregoing reclassifications is shown in Note 3 to the consolidated financial statements.

We revised our disclosure on pension costs and other retirement benefits under Item 5, Critical Accounting Policies of Form 20-F/A to include a discussion on the determination of the discount rate used to determine the actuarial present value of our projected benefit obligation for our defined pension plan.

We also revised our discussion on contingencies under Item 5, Critical Accounting Policies of Form 20-F/A and Page F-18 Note, Summary of Significant Accounting Policies, that we evaluated our contingencies under SFAS 5 on a gross basis before consideration of any possible insurance claims. We also revised the disclosure on contingencies of the notes to the consolidated financial statements under Note 25.

The number of potentially dilutive Exchangeable Notes and stock options, which were excluded from our computation of earnings per share was not disclosed in the notes to the consolidated financial statements. SFAS 128 , “Earnings per Share” paragraph 40, requires that securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for period(s) presented to be disclosed in the notes to the consolidated financial statements.

We revised our filing to include the signed audit report in compliance with Instructions to Item 8.A.2 of Form 20-F/A and Rule 2-02(a) of Regulation S-X. Although the conformed signature was unintentionally not included in the process of preparing the initial Form 20-F for filing on EDGAR, we received a signed copy of the audit report prior to filing our financial statements with the USSEC.

No attempt has been made in this Form 20-F/A to modify or update other disclosures presented in the original report on Form 20-F, except as required to reflect the effects of the restatements discussed in the foregoing. This Form 20-F/A does not reflect events occurring after the filing of the 2006 Form 20-F on July 16, 2007. However, this Form 20-F/A includes, as exhibits, new certifications by our principal executive officer and principal financial officer as required by Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F/A contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the following:

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

We have based these forward-looking statements on our own information and on information from other sources that we believe are reliable. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict, and therefore, our actual results may differ materially from those expressed, forecasted or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the risk factors described in this Annual Report on Form 20-F (in the section entitled “Item 3—Key Information—D. Risk Factors”). Other unknown or unpredictable factors also could harm our future results. Under no circumstances should the inclusion of such forward looking statements in this Annual Report on Form 20-F/A be regarded as a representation or warranty by us with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward looking statements included in this Annual Report on Form 20-F/A are made only as of the date of this Annual Report on Form 20-F/A and we cannot assure you that projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A. Selected Financial Data

Our consolidated financial statements as of December 31, 2005 and 2006 have been restated to give effect to the following: (1) reclassification of provision for inventory losses and inventory write-offs which were incorrectly presented as special charges to cost of sales, and (2) reclassification of loss on disposal of obsolete inventories which was incorrectly presented as other income (expense) to cost of sales. Note 3 to our consolidated financial statements attached to this amended annual report provides an explanatory discussion of the restatements made.

The following selected consolidated financial data as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included in this Amended Annual Report. The selected consolidated financial data as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 have been derived from our historical consolidated financial statements, which are not included in this Amended Annual Report. You should read the selected consolidated financial data in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements, both of which are included in this Amended Annual Report. We restated our historical results to reflect PSi Technologies Chengdu Company Limited or PSi China operations as discontinued operations. The summary consolidated statements of income data and summary consolidated balance sheet data are qualified in their entirety by reference to our audited consolidated financial statements and related notes. Our audited consolidated financial statements, which have been audited by SyCip Gorres Velayo & Co. or SGV & Co., a member firm of Ernst & Young Global, are reported in U.S. dollars and have been prepared and presented in conformity with U.S. generally accepted accounting principles or GAAP, consistently applied for all years presented.

	For the years ended December 31
	2002	2003	2004	2005	2006
	(In thousands of U.S. dollars, except per share amounts and weighted average number)
Consolidated Statements of Operations:
Revenues	70,537	76,933	78,089	72,868	89,737
Cost of sales	68,750	76,801	77,683	75,137	86,048

Gross profit (loss)	1,787	132	406	(2,269)	3,689

General and administrative	5,820	6,615	7,029	6,243	6,930
Special charges	—	11,494	1,263	1,483	1,884
Selling and marketing	1,145	762	787	962	669
Research and development	1,253	723	925	1,201	1,151
Provision (reversal of allowance) for doubtful accounts	—	6	—	(85)	10

Loss from operations	(6,431)	(19,468)	(9,598)	(12,073)	(6,955)

Interest expense and bank charges—net	(401)	(1,214)	(2,137)	(2,874)	(3,358)
Foreign exchange gains (losses)—net	22	(242)	(311)	(151)	(530)
Lease income	—	—	92	110	135
Gain (loss) on disposal of property and equipment	39	(1)	1	9	(7)
Income on refund from a utility company	—	—	—	227	91

Loss before income tax and minority interest	(6,771)	(20,925)	(11,953)	(14,754)	(10,624)

Provision for (benefit from) income tax
Current	—	6	2	3	191
Deferred	62	(231)	367	117	—

Loss before minority interest	(6,833)	(20,700)	(12,322)	(14,874)	(10,815)

Minority interest	48	(11)	31	—	—
Loss from continuing operations	(6,785)	(20,711)	(12,291)	(14,874)	(10,816)
Loss from discontinued operations	—	—	(2,357)	(4,876)	(785)

Net Loss	(6,785)	(20,711)	(14,648)	(19,750)	(11,600)

Weighted average number of common shares outstanding	13,290	13,290	13,290	13,290	13,290

Basic and Diluted Earnings per common share(1):
From continuing operations	(0.51)	(1.56)	(0.92)	(1.12)	(0.81)
Net loss per common share	(0.51)	(1.56)	(1.10)	(1.49)	(0.87)

Other Financial Data:
Depreciation	13,839	15,500	16,965	18,128	14,702
Capital expenditures(2)	18,354	10,177	15,016	4,403	8,718
Cash flows from/ (used in) operating activities	1,533	986	8,040	(4,214)	11,073
Cash flows used in investing activities	(5,870)	(5,699)	(9,047)	(1,884)	(4,947)
Cash flows from/ (used in) financing activities	4,252	3,950	1,116	6,675	(4,488)

(1)	Basic and diluted earnings per share amounts are the same because the effect of the assumed exercise of all outstanding stock options and conversion of the exchangeable note is anti-dilutive.
(2)	Including cost of property and equipment amounting to $2,481 in 2006, $1,064 in 2005, $6,695 in 2004, $4,008 in 2003 and $10,894 in 2002 acquired on account through suppliers’ credits and equipment acquired under capital lease arrangements.

	As of December 31,
	2002	2003	2004	2005	2006
	(In thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,701	936	1,046	1,625	3,270
Working capital(1)	(12,334)	(11,466)	(22,775)	(13,032)	(13,392)
Total assets	112,792	89,431	88,527	69,531	61,777
Long-term debt(2)	3,012	3,701	3,074	3,294	7,699
Total stockholders’ equity	73,674	56,067	42,072	29,363	16,350

(1)	Total current assets minus total current liabilities.
(2)	Including current portions of long-term debt, obligations under capital lease and other long-term liabilities amounting to $2,733, $1,797, $1,201, $36, and $65 in 2002, 2003, 2004, 2005 and 2006, respectively.

	As of December 31,
	2002	2003	2004	2005	2006
	(In thousands of U.S. dollars)
Current assets	26,505	19,963	21,807	23,878	24,401
Current liabilities	38,839	31,429	44,582	36,910	37,793

Working capital	(12,334)	(11,466)	(22,775)	(13,032)	(13,392)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors below are associated with our company and our American Depositary Shares (“ADSs”). An investment in our ADSs involves a high degree of risk. Before purchasing our ADSs, you should carefully consider all of the information set forth in this Annual Report on Form 20-F/A and, in particular, the risks described below. If any of the following risks actually materialize, our business, financial condition and results of operations would likely suffer materially, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

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

We are dependent on entering into financing arrangements with third parties to meet our financing obligations. For more information on these arrangements, see “Note 11 of the Consolidated Financial Statements”. We need a significant amount of capital to fund our capital expenditures and execute our business strategies. We may be unable to repay short-term suppliers and bank credit facilities incurred to fund our capital expenditures program, which would have a negative effect on our operations and financial viability” as discussed in the section of this Annual Report of Form 20-F/A entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

In difficult market conditions, our high fixed costs adversely impact our financial results.

We are driven to reduce prices in response to competitive pressures and, at the same time, we are also faced with a decline in utilization rates in our plants due to decreases in demand for our power packages. Because our industry is characterized by high fixed costs, we are not always able to reduce our total costs in line with revenue declines. Reduced average selling prices for our power packages, therefore, adversely affect our results of operations. We achieved a gross profit of $3.7 million in 2006, an improvement from a gross loss of $2.3 million in 2005 due to higher sales volume from our top five customers, favorable package mix, an increase in copper price that was passed on to our customers and a decrease in depreciation. We cannot assure you that difficult market conditions will not affect the capacity utilization of our plants and consequently, our future gross profit margins. Further, increased competition in the power semiconductor sector may lead to further price erosion, lower revenue growth rates and lower gross profit margins in the future.

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

On March 31, 2007, Thelma G. Oribello, our Senior Vice President and Chief Finance Officer resigned to join her family in Jakarta, Indonesia. She was replaced by Francisco H. Suarez, Jr., formerly the Chief Financial Officer of SPi Technologies, Inc. On October 31, 2007 Francisco H. Suarez, Jr. resigned and he was replaced by Hilarion V. Cajucom, Jr. Further, in May 2006, our Chief Technology Officer, James Knapp, resigned and he was not replaced until April 2007, when we appointed Thomas Moersheim as our new Chief Technology Officer.

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

ITEM 4    INFORMATION ON THE COMPANY

A. History and Development of our Company

Our legal name is PSi Technologies Holdings, Inc. We were incorporated on December 10, 1999 in the Republic of the Philippines under the Corporation Code of the Philippines or, Batas Pambansa Blg. 68. Our current corporate form will expire on December 10, 2049 and may be extended by shareholder resolution to be approved by the Philippine Securities and Exchange Commission or PSEC. Our principal executive and registered offices are located at FTI Special Economic Zone, Electronics Avenue, Taguig City, 1604, Philippines. Our telephone number at that address is (632) 838-4966. We maintain an Internet web site at www.psitechnologies.com. Information contained on our web site does not constitute a part of this Annual Report on Form 20-F/A. Our agent for service of process in the Unites States is Rudy Mateo, at Pacsem Technologies Inc. or Pacsem U.S., 2579 Alemany Boulevard, San Francisco, CA. Our telephone number at that address is (415) 518-5942

The following material corporate events occurred in 2006 and the first half of 2007:

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

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Executive Overview

The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the fiscal years ended December 31, 2006, 2005 and 2004. This discussion should be read in conjunction with our consolidated financial statements and related notes included in Item 18 of this Annual Report on Form 20-F/A. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in “Item 3—Key Information—Risk Factors” as well as those discussed below and elsewhere in this Annual Report on Form 20-F/A. Our audited consolidated financial statements are reported in U.S. dollars, our functional and reporting currency and prepared in conformity with U.S. GAAP.

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

Capacity Utilization

Our results of operations are affected by the capital-intensive nature of our business. A significant portion of our costs, principally relating to assembly and test equipment, are fixed. Increases or decreases in capacity utilization rates can have a significant effect on our gross profit margin and profitability since the unit cost of our services generally decreases as fixed costs, such as equipment depreciation expense, are spread over a larger number of units. Depreciation expense as a percentage of cost of sales was 20.2% in 2004, 22.2% in 2005 and 16.5% in 2006. In 2006, the decrease in depreciation was primarily due to the decrease in depreciable fixed assets, as a portion of our fixed assets were fully depreciated by the end of 2005 and the first quarter of 2006.

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

2006 Highlights

Highlights for 2006 are:

• Manufacturing. We continued to focus on improving all aspects of our manufacturing operations, including the substitution of lower cost raw materials and supplies, reduction in packaging costs and improvements to production processes. Our consolidated cost of sales increased by $10.9 million or 14.5% from $75.1 million in 2005 to $86.0 million in 2006. The increase was primarily due to increases in raw materials, labor, and utilities due to improvement in sales performance. The increase in raw materials, labor and utilities was partially offset by the decrease in depreciation. Cost of sales as a percentage of revenue decreased from 103.1% in 2005 to 95.9% in 2006 due to favorable package mix, increase in copper price was passed on to our customers and a decrease in depreciation. As a result, we achieved consolidated gross profit of $3.7 million in 2006 from consolidated a gross loss of $2.3 million in 2005. Raw materials increased from $32.1 million in 2005 to $40.8 million in 2006 due to increase in sales volume from our top five customers. Raw materials as a percentage of revenue in 2006 slightly increased from 44.0% in 2005 and 45.5% in 2006 since a majority of the cost of copper increases in 2006 were passed on to our customers. Labor costs increased from $9.7 million in 2005 to $11.8 million in 2006 primarily due to increases in overtime and retirement benefits and the continued appreciation of the Philippine peso versus the U.S. dollar. Utilities increased from $5.6 million in 2005 to $6.5 million in 2006 due to an increase in electricity consumption owing to the increase in sales volume from our top five customers and the continued appreciation of the Philippine peso versus the U.S. dollar. Utilities as a percentage of revenue was 7.3% in 2006 and 7.6% in 2005. Depreciation decreased by 15.0% from $16.7 million in 2005 to $14.2 million in 2006 primarily due to a decrease in depreciable assets, as certain fixed assets were fully depreciated or impaired by the end of 2005 and the first quarter of 2006. Depreciation as a percentage of sales was 22.9% in 2005 and 15.8% in 2006.

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

Pension Cost and Other Retirement Benefits

The determination of our obligation and cost for retirement benefits is dependent on the selection of certain assumptions determined by the management and used by the actuary in calculating such amounts. Those assumptions are described in Note 17 to the consolidated financial statements, and include, among other things, discount rate, expected rate of return on plan assets and rate of future salary increase. The discount rate is an important assumption that is subject to annual evaluation. In evaluating the discount rate for 2006, management determined the rate of high quality, risk-free Philippine government bonds with maturities matching the anticipated benefit payment steam arriving at a rate of 6.1% in 2006. This rate is significantly lower than the 10.1% used in 2005 due to the comparable yield decline for long-term Philippine government bonds of approximately 4% as indicated by the MART1 benchmark rate for pricing Philippine peso-denominated government securities. While we believe that our assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect our retirement obligations. The accrued benefit cost as at December 31, 2006 and 2005 amounted to $3.2 million and $1.0 million, respectively. The Company adopted the recognition and disclosure provisions of the Financial Accounting Standards Board (“FASB”) issued Statement No. 158 (SFAS No. 158), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans and initially applied those to the funded status of the defined benefit pension plans as of December 31, 2006. The initial recognition of the funded status of our defined benefit pension plans resulted in a decrease in stockholders’ equity of $1.6 million. SFAS No. 158 did not have an effect on the Company’s consolidated financial condition at December 31, 2005 or 2004.

Share-based Payment

We award bonuses to directors, officers and employees in the form of share options, from time to time, on a discretionary basis. The options are subject to certain service vesting conditions. We apply FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which began January 1, 2006. SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee’s stock options, be measured at grant-date fair value and expensed over the service period (generally the vesting period). As discussed in Note 18 to the financial statements, we use the Black-Scholes option pricing model, which requires various assumptions to calculate the value of options at date of grant which include expected volatility, risk-free rate, dividend yield, expected term, among others. SFAS No. 123(R) requires us to estimate expected forfeitures at the grant date and recognize compensation expense only for those awards expected to vest. Forfeitures are estimated based on historical experience and are periodically reviewed. While management believes that its assumptions are reasonable and appropriate, significant difference in actual experience or significant changes in the assumptions may materially affect our stock compensation expense.

We recognize stock compensation expense of $159,013, and $653,207 in 2006 and 2004, respectively (see Note 18), The Company recognized a reversal of stock compensation expense amounting to $82,068 in 2005 because of forfeitures.

Contingencies

We are subject to certain legal proceedings, lawsuits and other claims. We assess the likelihood of any adverse judgment or outcome related to these matters, as well as potential ranges of probable losses. Our determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue, evaluating the extent of our liabilities under each of the cases on a gross basis, before consideration of any possible insurance claims or settlements. We record provisions in our consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Where the loss contingency is considered reasonably possible, the information is disclosed in the notes to the consolidated financial statements.

A. Results of Operations

Our consolidated financial statements as of December 31, 2005 and 2006 have been restated to give effect to the following: (1) reclassification of provision for inventory losses and inventory write-offs which were incorrectly presented as special charges to cost of sales and (2) reclassification of loss on disposal of obsolete inventories which was incorrectly presented as other income (expense) to cost of sales. Note 3 to our consolidated financial statements attached to this amended annual report provides an explanatory discussion of the restatements made.

The following table presents selected operating data as a percentage of revenue for the periods indicated:

	For the years ended December 31
	2004	2005	2006
Revenue	100.0%	100.0%	100.0%
Cost of sales	99.5	103.1	95.9

Gross profit (loss)	0.5	3.1	4.1
Operating expenses
General and administrative	9.0	8.6	7.7
Special charges	1.6	2.0	2.1
Selling and marketing	1.0	1.3	0.7
Research and development	1.2	1.7	1.3
Reversal of allowance for doubtful accounts	—	(0.1)	—

Total operating expenses	12.8	13.5	11.8

Loss from operations	(12.3)	(16.6)	(7.7)
Other income (expenses)—net
Interest and bank charges—net	(2.7)	(3.9)	(3.7)
Foreign exchange gains (losses)	(0.4)	(0.2)	(0.6)
Lease income	0.1	0.2	0.1
Income on refund from a utility company	—	0.3	0.1

Total other income (expenses)	(3.0)	(3.6)	(4.1)
Loss before income tax and minority interest	(15.3)	(20.2)	(11.8)
Provision for income tax	0.5	0.2	0.2
Minority interest	—	—	—
Loss from continuing operations	(15.8)	(20.4)	(12.0)
Loss from discontinued operations	(3.0)	(6.7)	(0.9)

Net loss	(18.8)%	(27.1)%	(12.9)%

Year to Year Comparison for Years Ended 2004 to 2005 and 2005 to 2006

Revenues and Gross Margins

	For the years ended December 31 (Thousands of dollars)
	2004	% change from 2003	2005	% change from 2004	2006	% change from 2005
Revenue	78,089	1.5%	72,868	(6.7)%	89,737	23.2%
Cost of sales	77,683	1.1	75,137	(3.3)	86,048	14.5

Gross profit (loss)	406	207.6%	(2,269)	(658.9)%	3,689	262.6%
Gross profit (loss) percentage	0.5%		(3.1)%		4.1%

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

Cost of sales includes cost of raw materials used to assemble our packages, depreciation of assembly, test, facilities and facilities support equipment, labor and attributed overhead. Cost of sales increased by 14.5%, or equivalent to $10.9 million, from $75.1 million in 2005 to $86.0 million in 2006. The increase was primarily due to increases in cost of raw materials, labor, and utilities due to an improvement in overall sales. The increase in raw materials, labor and utilities was partially offset by the decrease in depreciation. Cost of sales as a percentage of revenue decreased from 103.1% in 2005 to 95.9% in 2006 due to an improvement in package mix, increase in copper price was passed on to our customers and a decrease in depreciation. Cost of raw materials increased from $32.1 million in 2005 to $40.8 million in 2006 due to increase in sales volume of our top five customers by 13.2%. Raw materials as a percentage of revenue slightly increased from 44.0% in 2005 and 45.5% in 2006 since majority of the copper increases in 2006 were passed on to our customers. Labor costs increased from $9.7 million in 2005 to $11.8 million in 2006 primarily due to increases in overtime and retirement benefits and and continued appreciation of the Philippine peso versus the U.S. dollar. Utilities costs increased from $5.6 million to $6.6 million due to an increase in electricity consumption owing to the increase in sales volume from our top five customers and the continued appreciation of the Philippine peso versus the U.S. dollar. Utilities as a percentage of revenue was 7.3% in 2006 and 7.6% in 2005. Depreciation decreased by 15.0% from $16.7 million in 2005 to $14.2 million in 2006, primarily due to the decrease in depreciable assets in 2006 as certain fixed assets were fully depreciated in 2005 and the first quarter of 2006. Depreciation as a percentage of sales was 22.9% in 2005 and 15.8% in 2006.

We achieved a gross profit of $3.7 million in 2006, an improvement from a gross loss of $2.3 million in 2005 due to higher sales volume from our top five customers, favorable package mix, an increase in copper price that was passed on to our customers and a decrease in depreciation.

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

Cost of sales includes raw materials used to assemble our packages, depreciation of assembly, test, facilities and facilities support equipment, labor and attributed overhead. Cost of sales decreased by 3.3% to $75.1 million in 2005 from $77.7 million in 2004, primarily due to decrease in raw materials arising from a drop in sales volume. The decrease in raw materials was partially offset by the increases in depreciation, utilities and provision for inventory losses. Depreciation increased by by 6.1% from $15.7 million in 2004 to $16.7 million in 2005. Depreciation as a percentage of sales was 20.1% in 2004 and 22.9% in 2005. Utilities increased by 15.3% primarily due to the increase in the utility rate from average rate of Php5.14 per kilowatt hour in 2004 to Php6.54 per kilowatt hour in 2005. Provision for inventory losses amounted to $0.5 million in 2005. No provision for inventory losses was recognized in 2004. As a result, we incurred a gross loss of $2.3 million in 2005 from a gross profit of $0.4 million in 2004.

Operating Expenses

		For the years ended December 31 (Thousands of dollars)
	2004	% change from 2003	2005	% change from 2004	2006	% change from 2005
General and Administrative	7,029	6.3%	6,243	(11.2)%	6,930	11.0%
Special Charges	1,263	(89.0)	1,483	17.4	1,884	27.0
Selling and Marketing	787	3.2	962	22.3	669	(30.4)
Provision for (Reversal of) doubtful accounts	—	(100.0)	(85)	100.0	10	111.8
Research and Development	925	27.9	1,201	29.9	1,151	(4.2)

Total Operating Expenses	10,004	(49.0)%	9,804	2.0%	10,644	8.6%

Percentage of Net Sales (%)	12.8%		13.5%		11.8%

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

Special Charges

	For the years ended December 31 (Thousands of dollars)
	2004	2005	2006
Impairment losses on property, plant and equipment	$1,263	$1,483	$1,884

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

Loss from Continuing Operations

	For the years ended December 31 (Thousands of dollars)
	2004	% change from 2003	2005	% change from 2004	2006	% change from 2005

Revenue	78,089	1.5%	72,868	(6.7)%	89,737	23.2%
Cost of Sales	77,683	1.1	75,137	(3.3)	86,048	14.5
Operating Expenses	10,004	(49.0)	9,804	(2.0)	10,644	8.6

Loss from Continuing Operations	(9,598)	(50.7)%	(12,073)	25.8%	(6,955)	(42.4)%

2006 versus 2005. Loss from continuing operations decreased by 42.4% from $12.1 million in 2005 to $6.9 million in 2006, primarily due to the increase in gross profit by $6.0 million, from a gross loss of $2.3 million in 2005 to gross profit of $3.7 million in 2006. The increase in our gross profit is a result of the increase in sales volume of our top five customers, favorable package mix, increase in copper price that was passed on to our customers and a decrease in depreciation. The increase in gross profit was partially offset by the increase in operating expenses by 8.6%. As a percentage of revenue, loss from continuing operations decreased from 16.6% in 2005 to 7.7% in 2006.

2005 versus 2004. Loss from continuing operations increased by 25.8% from $9.6 million in 2004 to $12.1 million in 2005, primarily due to a decrease in gross profit by $2.7 million brought about by the decrease in sales volume coupled with increases in depreciation and utilities. As a percentage of revenue, loss from continuing operations increased from 12.3% in 2004 to 16.6% in 2005.

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

Financing Activities

Net cash used in financing activities totaled $4.5 million in 2006. In 2005, net cash provided by financing activities totaled $6.7 million. In 2006, the net cash used in financing activities was due to our payment of trust receipts payable and short term loans to KBC N.V. - Philippine Branch and KBC N.V. - Hong Kong Branch (See Note 11 to the consolidated financial statements). This was offset by the proceeds from short-term loans from PVB-Philippines in 2006. In 2005, cash from financing activities was primarily generated from the proceeds of the $7.0 million exchangeable note, and a decrease in restricted cash offset by payments of short term loans and obligations under capital leases and payments. As of December 31, 2006, we had $10.5 million in short-term loans and $39,998 in trust receipts payable.

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

We also have a $3 million short-term credit facility with KBC Bank N.V.—Philippine Branch of which $2 million was outstanding as of December 31, 2005 and another $4 million letter of credit and trust receipt facility of which $3.3 million is outstanding as of December 31, 2005. The short term credit facility was secured by accounts receivable from a customer (see Note 11 to the Consolidated Financial Statements). As of December 31, 2005, PSi Holdings and PSi Technologies have not complied with certain financial ratio requirements under the Loan Agreement with KBC Bank N.V.—Philippine Branch. On March 10, 2006, KBC Bank N.V.—Philippine Branch informed us that it is terminating the credit facility it extended to the Company effective May 9, 2006. On May 26, 2006, KBC Bank N.V.— Philippine Branch advised the Company that the KBC Bank N.V.—Philippine Branch ceased operations effective April 30, 2006 and that in view of such cessation, the loan account will be assumed by KBC Bank N.V.—Hong Kong Branch starting June 10, 2006. The loan agreement, including the deed of assignment of receivables and other agreements related thereto, remains in full force and effect after the transfer of the booking of the loan, but KBC Bank N.V.—Hong Kong Branch agreed to assume all the rights and obligations of KBC Bank N.V.—Philippine Branch thereunder. As of December 31, 2006, the outstanding short term loans amounted to $524,742.85. We paid the outstanding short term loans in full on January 5, 2007.

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

F. Tabular Disclosure of Contractual Obligations.

The following table aggregates, as of December 31, 2006, our known contractual obligations and commitments.

Payments Due by Period

(U.S. dollars)

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Loans payable (1)	10,524,742	10,524,742	—	—	—
Operating lease obligations (2)	9,048,932	917,035	1,211,700	1,229,565	5,690,632
Merrill Lynch Exchangeable Notes—includes amount representing accrued interest on exchangeable notes converted to principal of $1.9 million and discount of $8.5 million (3)	12,992,090	—	12,992,090

(1)	Loans payable consist of outstanding liability to RZB-Austria amounting to $9.7 million, to KBC Bank N.V. – Philippine Branch amounting to $0.5 million and PVB-Philippines amounting to $0.3 million. See Notes 4, 9 and 11 to the Consolidated Financial Statements.

(2)	Operating lease obligations include the lease of land and building in Taguig and Laguna.
(3)	On July 3, 2003, PSi Technologies, Inc., our principal operating subsidiary, issued to a Merrill Lynch LLC a $4.0 million 5-year exchangeable senior subordinated note. The proceeds of the note were used to pay liabilities related to certain capital expenditures which came due in 2003. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes” for a summary of terms. The note matures on June 1, 2008. The note bears interest at a rate of 10% per annum, net of Philippine withholding tax payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares. We are not permitted to prepay the note in whole or in part. The note is exchangeable by Merrill Lynch LLC at any time into our common stock at a price of $1.15 per share. The initial exchange price was $1.47 per share, but was reduced to $1.15 per share due to the fact that we did not meet certain performance targets for the third and fourth quarters of 2003 as provided for in the note. If, at any time after July 3, 2006, our publicly-traded ADS (i) shall have traded at an average closing price of at least $3.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADS, for such period was equal to at least 33.33% of the number of shares into which the note is exchangeable, we may then notify Merrill Lynch LLC of our intent to redeem the note. The note will then be redeemed unless Merrill Lynch LLC exercises its right to exchange or assign the note. The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to ON and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note.

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

As a result of their shareholdings and related rights to representation on our board, Merrill Lynch and JAFCO’s successor-in-interest, Greathill may prevent us from taking certain actions as set forth in the shareholders’ agreement. See “Item 10—Additional Information—Articles of Incorporation and By-laws—Matters Requiring Shareholder Approval”. As of the date of this Annual Report on Form 20-F/A, purchasers of our ADSs owned in the aggregate 30. 3% of our share capital. You may not be in a position to exercise any significant control or influence over the business and affairs of our company or any of our subsidiaries. In addition, without the consent of Merrill Lynch and Greathill, acting through directors nominated by them or through their vote as shareholders, no amendments to any of our organizational documents or those of our subsidiaries may be made nor may we sell all or part of our shares or material assets or those of our subsidiaries.

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

On March 23, 2007, Primasia Private Equity Management Ltd on behalf of Greathill requested that Greathill ‘s 1,955,741 shares in us converted into American Depositary Receipts. The application process is expected to commence subsequent to the filing of this Form 20-F/A with the SEC.

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

E. Taxation

The following summary of the material Philippine and U.S. federal income tax consequences of the purchase, ownership and disposal of the common shares or ADSs is based upon circumstances, laws and relevant interpretations thereof in effect as of the date of this Annual Report on Form 20-F/A, all of which are subject to change. This summary does not deal with all possible tax consequences relating to the purchase, ownership and disposal of the common shares or ADSs, such as the tax consequences under state, local and other tax laws. Accordingly, each prospective investor and holder, and particularly those prospective investors and holders subject to special tax rules, such as banks, dealers, insurance companies and tax exempt entities, should consult their own tax adviser regarding the tax consequences of an investment in and ownership of the common shares or ADSs.

Philippine Taxation

The following is the opinion of H. G. Tiu Law Offices, our Philippine counsel, on the material Philippine tax consequences resulting from the purchase, ownership and disposition of ADSs outside the Philippines and of direct investments in our common shares. This summary does not consider all possible Philippine tax consequences of the purchase, ownership and disposition of common shares or ADSs and is not intended to reflect the individual tax position of any beneficial owner. The summary is based upon our existing circumstances, the National Internal Revenue Code, as amended, commonly referred to as the NIRC, its legislative history, existing regulations, revenue memorandum circulars and revenue audit memorandum orders and published rulings issued by the Philippine Bureau of Internal Revenue, administrative practice, income tax conventions or treaties, and judicial decisions, all in effect, as of the date of this Annual Report on Form 20-F/A, all of which are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We have filed our Form F-1 registration statement with the U.S. Securities and Exchange Commission, or the Commission. This Annual Report on Form 20-F/A does not contain all of the information included in the registration statement. You should refer to our registration statement and its exhibits if you would like to find out more about us, our ADSs and our common shares.

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

ITEM 15    CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Based on the evaluation of our disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act), our Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2006, our disclosure controls and procedures were not effective. For a discussion of the reasons and matters on which this conclusion was based, see “Internal Control over Financial Reporting” below.

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

PART III

ITEM 17    CONSOLIDATED FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18    CONSOLIDATED FINANCIAL STATEMENTS

ITEM 19    EXHIBITS

Exhibit Number	Description

1.1	Articles of incorporation of our company (incorporated herein by reference to Exhibits 3.1 and 3.2 to our registration statement on Form F-1, as amended (Registration Statement No. 333-9110)).

2.1	Registration rights agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 3 to our filing on Schedule 13D dated May 29, 2001).

3.1	Shareholders’ agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 2 to our filing on Schedule 13D dated May 29, 2001).

4.1	Share purchase agreement dated May 29, 2001 (incorporated herein by reference to Exhibit 1 to our filing on Schedule 13D dated May 29, 2001).

4.2	$4,000,000 Exchangeable Senior Subordinated Note issued by PSi Technologies, Inc. to Merrill Lynch Global Emerging Markets Partners, L.P., dated July 3, 2003 (incorporated herein by reference to Exhibit 4.2 to our filing on Form 20-F dated June 30, 2004).

4.3	Investment Cooperation Agreement with the Chengdu Hi-Tech Zone, dated December 7, 2003 (incorporated herein by reference to Exhibit 4.3 to our filing on Form 20-F dated June 30, 2004).

4.4	Lease Contract with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., dated January 19, 2004 (incorporated herein by reference to Exhibit 4.4 to our filing on Form 20-F dated June 30, 2004).

4.5	Non-compete Agreement with Arthur J. Young, Jr., dated November 4, 1997 (incorporated herein by reference to Exhibit 4.5 to our filing on Form 20-F dated June 30, 2004).

4.6	Lease dated February 1, 2003 between PSi Technologies, Inc. and Food Terminal Incorporated (incorporated herein by reference to Exhibit 4.6 to our filing on Form 20-F dated June 30, 2004).

4.7	Supplemental Agreement dated November, 1999 between PSi Technologies, Laguna, Inc. and RBF Development Corporation (incorporated herein by reference to Exhibit 4.7 to our filing on Form 20-F dated June 30, 2004).

Exhibit Number	Description

4.8	Consulting Agreement dated August 9, 1999 between PSi Technologies Holdings, Inc. and Firebird Consulting Group LLC (incorporated herein by reference to Exhibit 4.8 to our filing on Form 20-F dated June 30, 2004).

4.9	Letter of Appointment of William J. Meder dated June 26, 2002 (incorporated herein by reference to Exhibit 4.9 to our filing on Form 20-F dated June 30, 2004).

4.10	Consulting Agreement dated September 13, 2004 between PSi Technologies Holdings, Inc. and K. Kanapathi (incorporated herein by reference to Exhibit 4.10 to our filing on Form 20-F dated July 15, 2005).

4.11	$7,000,000 Exchangeable Senior Subordinated Note issued by PSi Technologies, Inc. to Merrill Lynch Global Emerging Markets Partners, LLC (incorporated herein by reference to Exhibit 4.11 to our filing on Form 20-F dated July 15, 2005).

4.12	Contract to Sell dated January 28, 2005 between PACSEM Realty, Inc. and ILO Land, Inc. (incorporated herein by reference to Exhibit 4.12 to our filing on Form 20-F dated August 15, 2006).

4.13	Contract to Sell dated January 28, 2005 between PSi Technologies Laguna, Inc. and ILO Land, Inc. (incorporated herein by reference to Exhibit 4.13 to our filing on Form 20-F dated August 15, 2006).

4.14	Sales/Investment Agreements between PSi Technologies, Inc. and Infineon Technologies (Malaysia) Sdn. Bhd. dated June 19, 2006 (portions omitted pursuant to a request for confidential treatment) (incorporated herein by reference to Exhibit 4.14 to our filing on Form 20-F dated August 15, 2006).

4.15	Basic Agreement between PSi Technologies, Inc. and Siemens Aktiengesellschaft, Berlin and Müchen dated September 7, 1998 (incorporated herein by reference to Exhibit 4.15 to our filing on Form 20-F dated August 15, 2006).

4.16	Individual Agreement between PSi Technologies, Inc. and Siemens Components (Advanced Technology) Sdn. Bhd. dated September 7, 1998 (incorporated herein by reference to Exhibit 4.16 to our filing on Form 20-F dated August 15, 2006).

4.17	Termination of the supply agreement made between Electronics Devices Limited, Philips Electronics UK Ltd. and PSi Technologies, Inc. dated September 27, 2006. (incorporated herein by reference to Exhibit 4.17 to our filing on Form 20-F dated July 16, 2007)

8.1	Significant subsidiaries [(please see “Item 4—Information on Our Company—Organizational Structure” of this Form 20-F)]

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F/A on its behalf.

March 14, 2008

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

As discussed in Note 3 to the consolidated financial statements, the consolidated statements of income and Notes 2, 14, 24 and 25 have been restated.

/s/     SyCip Gorres Velayo & Co

Makati City, Philippines

July 13, 2007, except for Note 3 and the revisions to Notes 2, 14, 24, and 25 as to which the date is February 27, 2008.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2005
ASSETS

Current Assets
Cash (Notes 4, 5, 11 and 22)	$3,270,042	$1,624,669
Restricted cash (Notes 4, 5 and 11)	102,969	—
Trade and other receivables—net (Notes 4, 5, 11 and 22)	14,643,596	14,780,744
Inventories—net (Note 6)	5,901,366	5,877,177
Land held for sale (Note 7)	—	1,273,108
Other current assets—net (Note 8)	482,629	322,159

Total Current Assets	24,400,602	23,877,857

Noncurrent Assets
Property, plant and equipment—net (Notes 9 and 10)	36,099,471	44,023,066
Other noncurrent assets—net (Notes 5 and 10)	1,277,391	1,629,839

Total Noncurrent Assets	37,376,862	45,652,905

Total Assets	$61,777,464	$69,530,762

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Loans payable (Notes 4, 9, 11, and 22)	$10,524,743	$11,400,000
Trade and other payables (Notes 12, 17 and 22)	27,113,868	21,956,766
Trust receipts payable (Notes 6, 9 and 22)	39,998	3,549,606
Income tax payable	114,773	3,295

Total Current Liabilities	37,793,382	36,909,667

Noncurrent Liabilities
Exchangeable notes (Notes 13, 20 and 22)	4,541,506	2,450,100
Accrued retirement benefit costs—net of current portion (Note 17)	3,092,841	807,848

Total Noncurrent Liabilities	7,634,347	3,257,948

Stockholders’ Equity (Notes 1, 13, 17 and 18) Capital stock—Philippine peso 1 2/3 par value Authorized—37,058,100 shares
Issued and outstanding—13,289,525 shares	590,818	590,818
Additional paid-in capital	79,544,586	79,385,573
Accumulated other comprehensive loss	(2,055,236)	(483,861)
Deficit	(61,730,433)	(50,129,383)

Total Stockholders’ Equity	16,349,735	29,363,147

Total Liabilities and Stockholders’ Equity	$61,777,464	$69,530,762

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31
	2006	2005	2004
	(As restated Note 3)	(As restated Note 3)
REVENUES (Notes 1 and 23)	$89,736,608	$72,867,634	$78,088,926
COST OF SALES (Notes 9, 17 and 21)	86,048,216	75,137,337	77,683,391

GROSS PROFIT (LOSS)	3,688,392	(2,269,703)	405,535

OPERATING EXPENSES
General and administrative (Notes 18 and 21)	6,929,967	6,243,480	7,029,397
Special charges (Notes 7, 9 and 14)	1,884,289	1,482,627	1,263,132
Research and development	1,150,922	1,201,300	924,643
Selling and marketing (Note 27)	669,424	962,433	787,169
Provision (reversal of allowance) for doubtful accounts (Note 5)	9,618	(84,663)	—

Total Operating Expenses	10,644,220	9,805,177	10,004,341

LOSS FROM CONTINUING OPERATIONS	(6,955,828)	(12,074,880)	(9,598,806)

OTHER INCOME (EXPENSES)
Interest and bank charges (Notes 11 and 13)	(3,517,891)	(3,029,426)	(2,150,390)
Foreign exchange losses—net	(530,334)	(150,628)	(310,832)
Interest income	160,125	155,592	13,648
Lease income	134,650	110,340	92,560
Income on refund from Manila Electric Company (Meralco) (Notes 5 and 10)	91,188	226,909	—
Gain (loss) on disposal of property and equipment	(7,066)	8,995	757

	(3,669,328)	(2,678,218)	(2,354,257)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(10,625,156)	(14,753,098)	(11,953,063)

PROVISION FOR INCOME TAX (Notes 15 and 16)
Current	191,033	3,096	1,947
Deferred	—	117,392	366,821

Total Provision for Income Tax	191,033	120,488	368,768

NET LOSS FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST	(10,816,189)	(14,873,586)	(12,321,831)
MINORITY INTEREST	—	—	30,713

NET LOSS FROM CONTINUING OPERATIONS	(10,816,189)	(14,873,586)	(12,291,118)
NET LOSS FROM DISCONTINUED OPERATIONS (Notes 9, 14, 19 and 23)	(784,861)	(4,875,961)	(2,356,973)

NET LOSS (Note 24)	($11,601,050)	($19,749,547)	($14,648,091)

Weighted Average Number of Common Shares Outstanding (Note 24)	13,289,525	13,289,525	13,289,525

Basic and Diluted Earnings per common share (Note 24):
From continuing operations	($0.81)	($1.12)	($0.92)
From discontinued operations	($0.06)	($0.37)	($0.18)
Net loss per common share	($0.87)	($1.49)	($1.10)

Comprehensive Loss
Net loss	($11,601,050)	($19,749,547)	($14,648,091)
Minimum pension liability adjustment—net (Note 17)	(24,866)	(483,861)	—

Total comprehensive loss	($11,625,916)	($20,233,408)	($14,648,091)

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Years Ended December 31
	2006	2005	2004
CAPITAL STOCK (Notes 1 and 13)
Common shares—Philippine peso 1 2/3 par value
Authorized—37,058,100 common shares
Issued and outstanding—13,289,525 common shares	$590,818	$590,818	$590,818

ADDITIONAL PAID-IN CAPITAL (Notes 1, 13 and 18)
Balance at beginning of year	79,385,573	71,861,359	71,208,152
Stock compensation costs	159,013	(82,068)	653,207
Beneficial conversion option	—	7,606,282	—

Balance at end of year	79,544,586	79,385,573	71,861,359

ACCUMULATED OTHER COMPREHENSIVE LOSS (Note 17)
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

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	($11,601,050)	($19,749,547)	($14,648,091)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	14,701,687	18,127,966	16,965,334
Provision for impairment losses (Note 14)	1,884,289	4,221,665	1,263,132
Interest on exchangeable notes converted to principal (Note 13)	1,207,881	784,208	—
Amortization of debt issuance costs, deferred licensing fee and discount	911,937	774,922	633,389
Accretion of interest receivable from sale of land, building and improvements	(116,076)	(151,227)	—
Income on refund from Meralco (Notes 5 and 10)	(91,188)	(226,909)	—
Unrealized foreign exchange losses	84,041	97,017	117,858
Accretion of receivable from Meralco	(33,432)	—	—
Gain on disposal of property and equipment	(86,459)	(8,995)	(757)
Provisions for (recovery of):
Pension expense (Note 17)	535,159	155,145	134,007
Stock compensation costs (Note 18)	159,013	(82,068)	653,207
Unrecoverable tax credit certificates and input taxes	82,712	—	—
Deferred income tax	—	117,392	366,821
Provision (reversal of allowance) for doubtful accounts (Note 5)	9,618	(25,220)	—
Inventory losses (Note 6)	355,139	970,889	—
Probable losses	—	43,346	—
Loss on disposal of obsolete inventories	96,464	—	—
Write-off of inventories	—	44,929	—
Write-off of unrecoverable tax credit certificates and input taxes	—	—	230,101
Minority interest	—	—	(30,713)
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	815,777	(3,158,636)	441,928
Advances to officers	—	4,488	1,012
Inventories	(547,118)	1,539,605	(2,423,705)
Other current assets	(231,551)	63,559	1,098,660
Increase (decrease) in:
Trade and other payables	2,824,449	(7,757,837)	3,241,957
Income tax payable	111,478	1,348	(3,912)

Net cash provided by (used in) operating activities	11,072,770	(4,213,960)	8,040,228

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(6,237,035)	(3,338,879)	(8,320,472)
Proceeds from sale of property and equipment	1,366,633	1,008,995	1,255
Decrease (increase) in other noncurrent assets	(76,948)	445,595	(727,350)

Net cash used in investing activities	(4,947,350)	(1,884,289)	(9,046,567)

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

PSi Holdings is 54% owned by Merrill Lynch Global Emerging Markets Partners, L.P. (Merrill Lynch), a U.S.-based entity.

Significant Customers

The Company’s customers are located in the United States of America, Europe and Asia. The Company’s top five customers collectively accounted for 91%, 87% and 81% of its revenue (including revenue generated from discontinued operations) in 2006, 2005 and 2004, respectively (see Note 23). The Company anticipates that significant customer concentration will continue in the foreseeable future but the entities, which constitute the Company’s largest customers, may change.

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

2.    Summary of Significant Accounting Policies (Restated)

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

SFAS No. 158 also requires that the funded status of a plan be measured as of the date of the year-end statement of financial position. The Company currently measures the funded status as of the balance sheet date. Accordingly, the adoption of the measurement provisions of SFAS No. 158 will have no impact on our financial statements (see Note 17 for further discussion).

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

Had compensation cost for the Company’s Stock Option Plan been determined based on the fair value at the grant date consistent with the method of SFAS No. 123, “Accounting for Stock-based Compensation,” the Company’s net loss and earnings per share would have been stated at the following pro forma amounts:

	2005	2004
Net loss as reported	$(19,749,547)	$(14,648,091)
Total (reversal of) stock-based employee compensation expense determined using APB Opinion No. 25, net of related tax effects, if any (see Note 18)	(82,068)	653,207
Total (reversal of) stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects, if any	644,837	(374,397)

Pro forma net loss	$(19,186,778)	$(14,369,281)

Basic and diluted earnings per common share as reported	$(1.49)	$(1.10)
Basic and diluted earnings per common share-pro forma	$(1.44)	$(1.08)

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

Contingencies

The Company is involved in various legal proceedings (see Note 25). The Company develops estimate of the probable costs for the assessment and resolution of these claims based upon an analysis of potential results. The evaluation of any potential liability under each of the cases is conducted on a gross basis, before consideration of any possible insurance claims or settlements. The Company currently does not believe these legal claims will have a material adverse effect on its financial position and results of operations. No provisions for contingencies were recognized in 2006, 2005 and 2004.

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

3. Restatement

The consolidated statements of income of the Company for the period ended December 31, 2006 and 2005 have been restated to give effect to the following:

•	Reclassification of provision for inventory losses and inventory write-offs which were incorrectly presented as special charges to cost of sales.

•	Reclassification of loss on disposal of obsolete inventories which was incorrectly presented as other income (expense) to cost of sales.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

The following is a summary of the impact of the foregoing restatements on the consolidated statements of income:

	As Previously Reported	Effect of Change in Presentation of Expenses	As Restated
Year ended December 31, 2006:
Gross profit	$4,139,995	$(451,603)	$3,688,392
Operating expenses	10,999,359	(355,139)	10,644,220
Loss from continuing operations	(6,859,364)	(96,464)	(6,955,828)
Other income (expenses)	(3,765,792)	96,464	(3,669,328)
Loss from continuing operations before income tax	(10,625,156)	—	(10,625,156)

Year ended December 31, 2005:
Gross loss	$(1,680,156)	$(589,547)	$(2,269,703)
Operating expenses	10,394,724	(589,547)	9,805,177
Loss from continuing operations	(12,074,880)	—	(12,074,880)
Loss from continuing operations before income tax	(14,753,098)	—	(14,753,098)

Also, the notes to the consolidated financial statements as of December 31, 2006 and 2005 have been updated to effect the following additional disclosures:

•

Inclusion of a more detailed discussion of the Company’s evaluation of contingencies under the gross basis consistent with the provisions of SFAS 5 and an explicit statement that our evaluation of contingencies is before consideration of any possible insurance claims.

•

As part of our evaluation, when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated, a provision is recorded. Otherwise, when the loss contingency is reasonably possible, the information is disclosed in the notes to the consolidated financial statements.

•	Disclosure in Note 25 that the assessment of any liability associated with the class action lawsuit is reasonably possible.

•

Disclosure of the number of potentially dilutive Exchangeable Notes and stock options in accordance with paragraph 40 of SFAS 128, “Earnings per Share”, which were excluded from the computation of earnings per share.

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

As of December 31, 2006, cash held in escrow amounting to $0.1 million, included under “Restricted Cash” account in 2006 consolidated balance sheet, was restricted for withdrawal since the balance of the outstanding trade receivables assigned was not adequate to cover the outstanding loan payable to PVB. The outstanding loan as of December 31, 2006 with PVB amounting to $0.3 million was fully paid by the Company on January 5, 2007. As of December 31, 2005, cash held in escrow amounting $6,325, is not classified under “Restricted Cash” as it is not material (see Note 11).

5.    Trade and Other Receivables

Trade and other receivables consists of:

	2006	2005
Trade	$13,808,792	$14,077,523
Current portion of receivable from sale of land, building and land improvements—net of unearned interest (see note 10)	443,672	383,924
Current portion of receivables from employees	214,999	280,152
Current portion of receivable from Manila Electric Company (Meralco)—net of unearned interest (see Note 10)	54,636	24,231
Others	258,343	211,104
Allowance for doubtful accounts	(136,846)	(196,190)

	$14,643,596	$14,780,744

Movements in the allowance for doubtful accounts are as follows:

	2006	2005
Balance at beginning of year	$196,190	$221,410
Provision (reversal of allowance) for doubtful accounts	9,618	(25,220)
Write-offs during the year	(68,962)	—

Balance at end of year	$136,846	$196,190

Trade receivables from certain customers totaling $12.3 million and $12.7 million as of December 31, 2006 and 2005, respectively, are assigned to RZB-Austria, KBC-Philippines, and PVB (see Notes 1 and 11). The proceeds from the collection of these receivables will be remitted directly to the Company’s escrow bank accounts with RZB-Austria, KBC-Philippines and PVB. The Company may only withdraw such funds subject to the conditions discussed in Note 4 to the consolidated financial statements.

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

The current and noncurrent portions of the receivable from the sale of land, building and land improvements and the receivable from Meralco as of December 31, 2006 are as follows:

	Receivable from ILO Land		Receivable from Meralco
	2006	2005	2006	2005
Total receivable	$750,000	$1,250,000	$346,560	$311,956
Less discount	59,235	175,312	79,399	85,047

	690,765	1,074,688	267,161	226,909
Less current portion	443,672	383,924	54,636	24,231

Noncurrent portion (included under “Other noncurrent assets” account, see Note 10)	$247,093	$690,764	$212,525	$202,678

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

6.    Inventories

Inventories consist of:

	2006	2005
Finished goods	$35,087	$330,364
Work in-process	1,134,873	1,105,427
Materials, spare parts and supplies, net of allowance for inventory losses of $1.8 million and $2.1 million in 2006 and 2005, respectively	4,731,406	4,441,386

	$5,901,366	$5,877,177

Movements in allowance for inventory losses are as follows:

	2006	2005
Balance at beginning of year	$2,105,166	$1,134,277
Provision for inventory losses	355,139	970,889
Write-offs during the year	(559,662)	—
Disposal of obsolete inventories	(72,619)	—

Balance at end of year	$1,828,024	$2,105,166

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

7.    Land Held for Sale

As of December 31, 2005, Pacsem Realty was in negotiation for the sale of a parcel of land it owns which is situated in Philtown Industrial Estate in Tanauan, Batangas, Philippines. The held for sale criteria under FASB Statement 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” had been met. On June 28, 2006, a Deed of Absolute Sale was entered into by Pacsem Realty and IGC Realty Inc. (IGC Realty, an unrelated company) for the sale of such parcel of land. The selling price for the sale of the parcel of land is PhP75,700,000 (equivalent to $1,425,881 as of December 31, 2005) which is payable immediately upon the execution of the contract. Accordingly, as of December 31, 2005, the carrying value of the parcel of land was adjusted to its fair value less cost to sell amounting to $1.3 million, which was determined based on the agreed selling price for the subsequent sale. The resulting $1.4 million impairment loss was recorded as part of “Special charges” account in the 2005 consolidated statement of income (see Note 14).

8.    Other Current Assets

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

9.    Property, Plant and Equipment

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

As discussed in Note 5, on January 28, 2005, Pacsem Realty and PSi Laguna entered into separate Contracts to Sell with ILO for the sale of (a) land and (b) building and land improvements (Site 3) for a total consideration of $350,000 and $2.2 million, respectively. The determination of fair value as of December 31, 2004 was based on the expected proceeds as stated in the Contracts to Sell, net of discount. The expected proceeds were discounted using an effective interest rate of 15%. The book value of the Site 3

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

building and improvements as of December 31, 2004 exceeded the fair value by $1.3 million, as such, the Company recognized an impairment loss of $1.3 million in 2004 and is included under “Special charges account” in the 2004 consolidated statement of income (see Note 14).

On September 8, 2005, the representatives of the Management Committee of the CHTZ, and The Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plan to convert the Southern Export Processing Zone where PSi Chengdu is located to another commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. The relocation issue which could further drain PSi Chengdu’s resources, coupled with continuous operating and cash flow losses from the start of commercial operations up to 2005, triggered an impairment review in accordance with SFAS No. 144, as of December 31, 2005. Management estimated that the undiscounted future cash flows to be generated by PSi Chengdu to be negative compared with the carrying amount of PSi Chengdu’s long-lived assets of $2.7 million. Using the expected cash flow approach as a measure of fair value, management estimated the fair value of those assets to be negative $0.2 million of December 31, 2005. This resulted in a write-down equal to the carrying amount of the assets amounting to $2.7 million, which was included under “Net loss from discontinued operations” line item in the 2005 consolidated statement of income (see Notes 14 and 19).

The Company’s recurring losses since 2001 triggered an annual impairment review in accordance with SFAS No. 144. Based on the review of the long-lived assets, the Company recognized an asset impairment losses amounting to $0.4 million in 2006 since the carrying value of the group of assets exceeds its fair value by the same amount. The determination of fair value was based on the expected cash flow approach as a measure of value. The cash flow was discounted using an effective interest rate of 7.719%, determined based on 4.719% yield rates on 4-year ROP bonds as quoted by the BTr as of December 31, 2006, plus 3% risk premium. Also in 2006, the Company recognized an additional impairment loss amounting to $1.5 million. This represents the net book value of certain machinery and equipment which the Company no longer uses in operations and, based on the Company’s assessment, has no expected future value. The total impairment loss recognized by the Company in 2006 amounted to $1.9 million and is included under “Special charges” account in the 2006 consolidated statement of income (see Note 14).

Certain of the Company’s customers provide equipment on a consignment basis. The value of the consigned equipment is not reflected among the Company’s property, plant and equipment. Risk of loss and insurance for such assets are borne by the customers.

10.     Other Noncurrent Assets

Other non-current assets consist of:

	2006	2005
Deposits—net of allowance for probable losses of $13,697 in 2005	$505,432	$376,351
Noncurrent portion of receivable from sale of land and building and land improvements—net (see Note 5)	247,093	690,764
Noncurrent portion of receivable from Meralco—net (see Note 5)	212,525	202,678
Deferred financing charges—net of accumulated amortization of $69,343 in 2006 and $50,931 in 2005	203,218	221,634
Deferred licensing fee—net of accumulated amortization of $20,000 in 2006 and $10,000 in 2005	80,000	90,000
Others	29,123	48,412

	$1,277,391	$1,629,839

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

11.    Loans Payable

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

Under the terms of the Credit Facility Agreement with RZB-Austria, PSi Technologies and PSi Laguna shall ensure the collection of certain eligible receivables (trade receivables from third parties denominated in U.S. dollars outstanding for no longer than 90 days from date of invoice) under the Borrowing Base (equivalent to 90% of the value of outstanding eligible receivables plus 100% of the U.S. dollar cash proceeds from eligible receivables to be deposited) to be deposited to an escrow bank account. Further, PSi Technologies and PSi Laguna shall maintain a Borrowing Base to cover outstanding principal drawings under the Credit Facility Agreement at all times. In case of shortfall, the Company shall have three business days to rectify such shortfall based on the Credit Facility Agreement. Withdrawals from the escrow bank account are allowable subject to the conditions discussed in Note 4 to the consolidated financial statements.

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

The short-term credit facility was secured by trade receivable from a customer (see Note 5). Under the terms of the short-term Credit Facility Agreement, PSi Technologies shall ensure the collection of eligible receivable (trade receivables from a customer denominated in U.S. dollars outstanding for no longer than 90 days from date of invoice) under the Borrowing Base (equivalent to 90% of the value of outstanding eligible receivables plus 100% of the U.S. dollars cash proceeds from eligible receivables to be deposited) to be deposited to an escrow bank account. Further, PSi Technologies shall maintain a Borrowing Base to cover outstanding principal drawing under the Credit Facility Agreement at all times. In case of shortfall, the Company shall have three business days to rectify such shortfall based on the Credit Facility Agreement. Withdrawals from the escrow bank account are allowable subject to the conditions discussed in Note 4 to the consolidated financial statements.

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

The short-term credit facility was secured by trade receivable from a customer (see Note 5). Under the terms of the short-term Credit Facility Agreement, PSi Technologies shall ensure the collection of eligible receivable under the Borrowing Base (equivalent to 95% of the value of outstanding eligible receivables) to be deposited to an escrow bank account. Further, PSi Technologies shall maintain a Borrowing Base to cover outstanding principal drawing under the Credit Facility Agreement at all times. In case of shortfall,

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

the Company shall have three business days to rectify such shortfall based on the Credit Facility Agreement. Withdrawals from the escrow bank account are allowable subject to the condition discussed in Note 4 to the consolidated financial statements.

As of December 31, 2006, the Company has not complied with the leverage ratio requirement under the short-term Credit Facility Agreement with PVB.

The interest rate was 8.12% in 2006.

12.    Trade and Other Payables

Trade and other payables consist of:

	2006	2005
Trade	$22,229,197	$18,014,441
Accrued expenses:
Employee salaries and benefits (see Note 17)	1,666,316	1,666,610
Professional fees	787,992	277,547
Rental	563,003	367,994
Withholding taxes	508,946	303,815
Utilities	270,407	281,085
Others	1,088,007	1,045,274

	$27,113,868	$21,956,766

Trade payables include liabilities to equipment suppliers amounting to $2.5 million in 2006 and $1.7 million in 2005.

Accrued employee salaries and benefits include accruals for compensated absences as well as accrued pension benefit costs.

13.    Exchangeable Notes

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

14.    Special Charges

	2006	2005	2004
	As restated-Note 3	As restated-Note 3
Impairment losses on property, plant and equipment (see Notes 7 and 9)	$1,884,289	$1,482,627	$1,263,132

Impairment losses on property and equipment, recognized by PSi-Chengdu for the year ended December 31, 2005 amounted to $2,739,037 which was included in the “Net loss from discontinued operations” line item in 2005 consolidated statement of income.

Inventory provision relating to inventory losses was reported as part of cost of sales.

15.    Income Tax

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

		$4,841,124

The NOLCO can only be used to offset against any income from non-registered activities (see note 16) while MCIT can only be carried forward and credited against any normal income tax due for the three immediately succeeding taxable periods.

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

16.    Registrations with the Board of Investments (BOI) and Philippine Economic Zone Authority (PEZA)

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

17.	Pension Benefit Plan

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

The measurement date of the Company’s December 31, 2006 actuarial valuation is December 31, 2006.

18.	Stock Option (SO) Plan

The BOD has approved the following stock option grants for certain directors, officers and employees:

Date of Grant	Exercise Price	Number of Options Granted	Vesting Period	Exercise Period
February 22, 2000	$13.30	627,100	certain number of shares annually for 5 years from date of grant	3 years after the vesting date

June 16, 2000	13.30	10,000	certain number of shares annually for 5 years from date of grant	3 years after the vesting date

February 24, 2004	3.25	121,000	certain number of shares annually for 5 years from date of grant	3 years after the vesting date

July 15, 2005	3.00	500,000	3 years with a lock-up period of 2 years and can automatically vest upon a change in control in the Company	not applicable

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

19.    Discontinued Operations

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

A summary of the results from discontinued operations for the year ended December 31, 2006 is as follows:

	For the Year Ended December 31
	2006	2005	2004
Net sales	$2,354,739	$7,473,187	1,049,972
Gross profit (loss)	129,030	(202,137)	(1,268,624)
Operating loss from discontinued operations	(861,551)	(4,854,268)	(2,343,165)
Other income (expense)	76,690	(21,693)	(13,808)
Net loss from discontinued operations	(784,861)	(4,875,961)	(2,356,973)

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless Otherwise Indicated, Reference to $ Refers to U.S. Dollars)

20.	Related Party Transactions

In 2003 and 2005, PSi Technologies issued a $4.0 million and $7.0 million exchangeable senior subordinated note payable to Merrill Lynch, a major stockholder of the Company, due in 2008 and 2009, respectively (see Note 13).

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

24.    Computation of Loss Per Share (Restated)

	2006	2005	2004
Net loss	$(11,601,050)	$(19,749,547)	$(14,648,091)
Adjusted weighted average number of common shares issued and outstanding during the year	13,289,525	13,289,525	13,289,525

Loss per share	$(0.87)	$(1.49)	$(1.10)

The following table summarizes the potential shares of common stock that were excluded from diluted EPS, because the effect of including these potential shares was anti-dilutive:

	2006	2005	2004
Stock options	565,860	472,347	348,210
$4.0 million exchangeable senior subordinated note (2003 Note)	4,545,779	4,123,156	3,478,261
$7.0 million exchangeable senior subordinated note (2005 Note)	10,210,815	9,261,510	-
Total potentially dilutive shares	15,322,454	13,857,013	3,826,471

25.    Contingencies (Restated)

a.	In September 2001, two substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court of Southern District of New York naming as defendants, in aggregate, PSi Holdings, certain of its current or former officers and directors, and certain underwriters to its Initial Public Offereing (IPO). Similar complaints have been filed against over 300 other issuers that have had IPOs since 1998 and all such actions have been included in a single coordinated proceeding. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly solicited and received “excessive” commission from investors and that some investors in the IPO allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate price of the Company’s stock. An amended complaint was filed on April 19, 2002. The Company and its officers and directors identified were named in the suits pursuant to Section 11 of the US Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, and other related provisions. The complaint seeks unspecified damages, attorney and expert fees and other unspecified litigation costs.

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

As of December 31, 2006, management has assessed that the liability associated with this class action lawsuit is reasonably possible and therefore has made a disclosure on the matter, consistent with the provisions of SFAS 5. Due to inherent uncertainties of litigation and because the settlement approval process is still at a preliminary stage, the Company cannot accurately predict the ultimate outcome of the matter.

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

27.    Other Matters

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

28.    Changes in Presentation of Comparative Consolidated Financial Statements

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