Form 20-F
period 2007-12-31
PSI TECHNOLOGIES HOLDINGS INC
filed 2008-07-15
CIK 1106714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 333-11528

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Republic of the Philippines

(Jurisdiction of incorporation or organization)

FTI Special Economic Zone

Electronics Avenue

Taguig City, 1604, Philippines

(Address of principal executive offices)

Hilarion V. Cajucom, Jr.

Chief Financial Officer

FTI Special Economic Zone

Electronics Avenue

Taguig City, 1604, Philippines

E-mail: lvcajucomjr@psitechnologies.com.ph

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

None

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

American Depository Shares (as evidenced by American Depository Receipts) each representing one common share of nominal value PHP 1-2/3 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

13,289,525 common shares, nominal value PHP 1-2/3 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                                                    Accelerated filer  ☐                                                    Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

1

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

A. Selected Financial Data

The following selected consolidated statements of operations and consolidated balance sheets data present a summary of our historical consolidated financial statements at December 31, 2007, 2006, 2005, 2004 and 2003 and for the years then ended and are derived from our consolidated financial statements and their related notes, which have been audited by SyCip Gorres Velayo & Co. (SGV & Co.), a member firm of Ernst & Young Global.

	For the years ended December 31
	2007	2006	2005	2004	2003
	(In thousands of U.S. dollars, except per share amounts and weighted average number)
Consolidated Statements of Operations:
Revenues	$93,513	$89,737	$72,868	$78,089	$76,933
Cost of sales	88,847	86,048	75,137	77,683	76,801

Gross profit (loss)	4,666	3,689	(2,269)	406	132

General administrative	6,866	6,930	6,244	7,029	6,615
Research and development	1,236	1,151	1,201	925	723
Selling and marketing	846	670	962	787	762
Special charges	684	1,884	1,483	1,263	11,494
Provision (reversal of allowance) for doubtful accounts	314	10	(85)	—	6

Loss from continuing operations	(5,280)	(6,956)	(12,074)	(9,598)	(19,468)

Interest expense and bank charges—net	(3,619)	(3,358)	(2,874)	(2,137)	(1,214)
Foreign exchange losses—net	(1,003)	(530)	(152)	(311)	(242)
Lease income	165	135	110	92	—
Gain (loss) on disposal of property and equipment	42	(7)	9	1	(1)
Income on refund from a utility company	—	91	227	—	—

Loss from continuing operations before income tax and minority interest	(9,695)	(10,625)	(14,754)	(11,953)	(20,925)
Provision for (benefit from) income tax:
Current	19	191	3	2	6
Deferred	—	—	117	367	(231)

Loss from continuing operations before minority interest	(9,714)	(10,816)	(14,874)	(12,322)	(20,700)
Minority interest	—	—	—	31	(11)

Net loss from continuing operations	(9,714)	(10,816)	(14,874)	(12,291)	(20,711)
Net loss from discontinued operations	—	(785)	(4,876)	(2,357)	—

Net loss	($9,714)	($11,601)	($19,750)	($14,648)	($20,711)

Weighted average number of common share outstanding	13,290	13,290	13,290	13,290	13,290

Basic and Diluted Earnings per common share (1):
Net loss from continuing operations per share	($0.73)	($0.81)	($1.12)	($0.92)	($1.56)
Loss from discontinued operations per share	—	($0.06)	($0.37)	($0.17)	—
Net loss per common share	($0.73)	($0.87)	($1.49)	($1.10)	($1.56)

	For the years ended December 31
	2007	2006	2005	2004	2003
	(In thousands of U.S. dollars, except per share amounts and weighted average number)
Depreciation	$12,099	$14,702	$18,128	$16,965	$15,500
Capital expenditures (2)	3,353	8,718	4,403	15,016	10,177
Net cash provided by (used in) operating activities	3,909	11,073	(4,214)	8,040	986
Net cash flows used in investing activities	(2,298)	(4,947)	(1,884)	(9,047)	(5,699)
Net cash provided by (used in) financing activities	(1,486)	(4,488)	6,675	1,116	3,950

(1)	Basic and diluted earnings per share amounts are the same because the effect of the assumed exercise of all outstanding stock options and conversion of the exchangeable note is anti-dilutive.
(2)	Including cost of property and equipment amounting to $425 in 2007, $2,481 in 2006, $1,064 in 2005, $6,695 in 2004 and $4,008 in 2003 acquired on account through suppliers’ credits and equipment acquired under capital lease arrangements.

Consolidated balance sheet data:

	As of December 31,
	2007	2006	2005	2004	2003
	(In thousands of U.S. dollars)
Cash and cash equivalents	$3,414	$3,270	$1,625	$1,046	$936
Working capital (1)	(15,249)	(13,392)	(13,032)	(22,775)	(11,466)
Total assets	49,779	61,777	69,531	88,527	89,431
Long-term debt (2)	3,703	7,699	3,294	3,074	3,701
Capital Stock—Philippine peso 1 2/3 par value
Authorized—37,058,100 shares
Issued and outstanding—13,289,525 shares	590	590	590	590	590
Total stockholders’ equity	8,848	16,350	29,363	42,072	56,067

(1)	Total current assets minus total current liabilities.
(2)	Including current portions of long-term debt, obligations under capital lease and other long-term liabilities amounting to $200, $65, $36, $1,201 and $1,797 in 2007, 2006, 2005 2004 and 2003, respectively.

	As of December 31,
	2007	2006	2005	2004	2003
	(In thousands of U.S. dollars)
Current assets	$22,179	$24,401	$23,878	$21,807	$19,963
Current liabilities	37,428	37,793	36,910	44,582	31,429

Working capital	($15,249)	($13,392)	($13,032)	($22,775)	($11,466)

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

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

Our top five customers accounted for approximately 91% in 2007, 91% in 2006, 87% in 2005, 81% in 2004 and 81% in 2003 of our total revenues (including revenue generated by discontinuing operations). Infineon Technologies, Inc. (Infineon) has been our largest customer since 2003, accounting for approximately 49%, 48% and 35% of our total revenues in 2007, 2006 and 2005, respectively. On June 19, 2006, we entered into Sales and Investment Agreement with Infineon Technologies (Malaysia) Sdn. Bhd. (Infineon-Malaysia) for the supply of certain power packaging devices for one-year period. The Sales and Investment Agreement requires Infineon-Malaysia a minimum number of power devices to be purchased with us. This Agreement expired on January 23, 2008. However, we continue to trade these devices to Infineon-Malaysia with no fixed volume requirement. If our relationship with Infineon were to erode, our business and results of operations would be materially and adversely affected.

We have lost major customers in the past and could lose other major customers in the future. For example, in 2005, Fairchild Korea Semiconductor (Fairchild Korea) terminated its relationship with us. Fairchild Korea accounted for 1.9%, 3.1% and 5.6% of our total revenues in 2005, 2004 and 2003, respectively. We cannot guarantee that we can generate the same level of sales from our largest customers and we cannot ascertain that they will not solicit alternative suppliers. Many of our major customers operate in cyclical businesses that are also highly competitive, and their own demand and market positions may vary considerably. Such customers have in the past and may in the future vary order levels significantly from period to period. It would be difficult for us to quickly replace a major customer that permanently discontinues or significantly reduces its commercial relationship with us, as new customers usually require us to pass a lengthy and rigorous qualification process.

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

Most of our customers are not obligated to purchase any minimum amount of our products or services. We may not receive sufficient customer orders in the future to meet our costs and remain profitable.

Most of our customers are not obligated to purchase any minimum amount of our assembly and test services or to provide us with binding forecasts of their demand for any period. As a result, we have difficulty in forecasting our revenue for any future period. We expect that revenue in any quarter will continue to be substantially dependent on orders received during that quarter. The level of orders we receive from our customers has varied and may continue to vary significantly from quarter to quarter. In some cases, we experienced unfilled orders as our customers encountered wafer supply constraints arising from the time required to ramp-up their wafer fabrication facilities. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as they have had in prior periods.

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

The decreasing average selling price of most electronic devices places significant pressure on the prices of the components, including semiconductors that are used in those devices. If the average selling price of electronic devices continues to decrease, the pricing pressure on our services may reduce our revenue and our gross profit. Pricing pressure on our assembly and test services is likely to continue and our ability to maintain or increase our profitability will depend in large part upon our ability to:

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

Our operations and expansion plans are highly dependent upon our ability to obtain a significant amount of capital equipment, which is manufactured by a limited number of suppliers. In periods of high demand, the lead time from order to delivery for assembly and test equipment ranges from four to six months. If we cannot obtain equipment in a timely manner, we may be unable to fill our customers’ orders or accept orders from new customers, which could reduce revenue and materially harm our business, financial condition and results of operations.

We may be unable to recoup the cost of significant capital expenditures made in anticipation of increased sales, which would have a negative effect on our profitability and financial viability.

We increased and plan to continue to increase our assembly and test capacity in order to grow our business. This required and will require substantial capital expenditures, primarily for additional assembly and test equipment, and facilities support equipment. We have already made and will continue to make these capital expenditures and we cannot assure you that our sales will increase or that our revenues and cash flow are sufficient to cover these capital expenditures and the outcomes and results of our investments and capital expenditures may differ materially from our expectations. Our failure to increase our revenue and/or margins or obtain additional financing following significant capital expenditures could materially harm our business, financial condition and results of operations, as we may not be able to offset our increased costs, cash flow requirements and related depreciation expense.

We need a significant amount of capital to fund our capital expenditures and execute our business strategies. We may be unable to repay short-term suppliers and bank credit facilities incurred to fund our capital expenditures program, which would have a negative effect on our operations and financial viability.

We may not have sufficient cash flow from operations or available lines of credit to pay our liabilities with our suppliers and outstanding bank loans. Therefore, we may have to raise capital by accessing external financing sources to meet such liabilities. The terms of any new funding we obtain could restrict our future operations and affect your investment in a number of ways, including, but not limited to:

•

requiring us to dedicate a substantial portion of any cash flows from operations to the payment of interest and principal due from such obligations, which may reduce funds available for other business purposes;

•	placing us at a competitive disadvantage compared to our competitors that have less debt;

•	forcing us to sell assets or terminate or suspend some of our planned expansion projects; and

•	limiting our ability to borrow additional funds because of financial and other restrictive covenants governing our debt.

In July 2003, we issued a $4.0 million, 5-year exchangeable senior subordinated note (2003 Note) to Merrill Lynch Global Emerging Markets Partners, LLC (Merrill Lynch LLC), an affiliate of Merrill Lynch Global Emerging Market Partners, L.P. (Merrill Lynch), due on June 1, 2008 which bears interest at a rate of 10% per annum, net of Philippine withholding tax. The 2003 Note was issued to pay off certain liabilities related to our capital expenditures incurred in 2002, which were due by the end of the second and third quarters of 2003 and could not be paid out of current cash flow from operations or available lines of credit. Further, in June 2005, we issued a $7.0 million, 4-year exchangeable senior subordinated note (2005 Note) to Merrill Lynch LLC, due on June 1, 2009, which bears interest at a rate of 10% per annum, net of Philippine withholding tax. The proceeds of the 2005 Note was used to partially finance capital expenditures related to the introduction of our company’s Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. On May 30, 2008, our company and Merrill Lynch LLC executed the first amendment to the 2003 Note extending the maturity of the 2003 Note from June 1, 2008 to July 31, 2008. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes.”

We have a $10 million credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria) of which $8.8 million was outstanding as of December 31, 2007. The credit facility has been available to our company since 2002 and has been renewed annually every year thereafter until December 31, 2006. On April 27, 2007, we entered into a Second Supplemental Agreement (Second Agreement) with RZB-Austria under which the credit facility was extended from December 31, 2006 through March 31, 2008. We are currently in the process of finalizing the documentation and contractual requirements for the extension of the $10.0 million credit facility from RZB-Austria.

We have a $3 million revolving promissory note, including a letter of credit of up to $450,000 with Philippine Veterans Bank (PVB) a local commercial bank. The facility is subject to annual review by PVB on or before April 11 of each year until April 11, 2010 and is available in multiple draw downs of up to 90-days. As of December 31, 2007, the aggregate outstanding amount under this facility was $1.3 million. On May 16, 2008, the board of directors of PVB after completing its annual review of our existing $3.0 million credit facility, approved an increase of the letter of credit from $450,000 to $1.5 million.

We cannot assure you that we will be able to generate sufficient cash flows or obtain other financings with satisfactory terms to support our future operations and plans. Failure to obtain any such required additional financings or generate sufficient cash flows to meet our financing obligations could have a material adverse effect on our company. Also, we may not be able to renew our existing credit facilities nor repay these obligations when they mature. Our ability to make scheduled payments on our debt will depend on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. In addition, any future borrowings we make will most likely be subject to covenants limiting our operating and financial flexibility and would require the consent of Merrill Lynch LLC.

The recurring losses from our operations and negative net working capital position raise substantial doubt about our ability to continue as a going concern.

We have incurred recurring losses since 2001. Our net loss for the years ended December 31, 2007, 2006 and 2005 amounted to $9.7 million, $11.6 million and $19.7 million, respectively, while deficit amounted to $71.4 million as of December 31, 2007 and $61.7 million as of December 31, 2006. Further, our negative working capital amounted to $15.2 million as of December 31, 2007 and $13.4 million as of December 31, 2006.

In 2007 and 2006, we recognized provision for impairment losses on certain property, plant and equipment amounting to $0.7 million and $1.9 million, respectively, primarily due to low sales volume, and idle machinery and equipment that our company no longer uses in its operations and has zero salvage value.

The foregoing conditions, risks and uncertainties raise substantial doubt as to our ability to continue as a going concern and may affect our ability to develop advanced technology and expanded services, compete against companies with greater operating capacity and financial resources, increase production capacity, obtain assembly and test equipment to meet the demand for our products and services, obtain favorable terms from suppliers, and repay bank loans and obtain additional bank credit facilities. Our continued operation as a going concern is dependent on our ability to generate sufficient cash flows from operations and/or seek other sources of financing; however, there are no assurances that positive operating results can be achieved or that any additional financing or refinancing can be obtained on favorable terms. We plan to mitigate our going concern risk by engaging in cost reduction measures through plant closures, rationalizing our capital expenditures and promoting better operating efficiencies. In addition, we plan to increase our revenue by targeting higher volume and margin sales from existing and new customers.

We rely on external financing for major capital expenditures to support our strategic expansion. Currently, we are in discussions with the Philippine Export and Import Credit Agency, to guarantee a syndicated term loan amounting to $15 million. Further, as of July 11, 2008, the PVB and the Bank of Commerce have obtained their management approval to proceed with the due diligence and support for the syndicated loan amounting to $5.0 million and $10 million, respectively. We are dependent on entering into financing arrangements with third parties to meet our financing obligations. The 2003 Exchangeable Senior Subordinated Note (the “2003 Note”) issued to Merrill Lynch LLC was amended to mature on July 31, 2008, all other terms and conditions apply. On July 31, 2008, Merrill Lynch LLC may opt to redeem the note together with the accrued interest and any unpaid interest. The Board of Directors in its May 26, 2008 meeting, after reviewing the financial condition of the company and in consideration of the maturity date, terms and conditions of the 2003 Note has delegated to the Audit Committee the negotiation with Merrill Lynch LLC regarding the extension of the 2003 Note to June 2009. The Audit Committee, being an independent body, in its subsequent meetings has reviewed the financial position of the company and in consideration of the general business environment, including the performance of the company’s share price, has proposed a term sheet which is currently under discussion. As of July 11, 2008, the Audit Committee and Merrill Lynch LLC have reached an agreement in principle for the extension.

For more information on these arrangements, see “Note 9 of the Consolidated Financial Statements”. We may be unable to repay short-term suppliers and bank credit facilities incurred to fund our capital expenditures program, which would have a negative effect on our operations and financial viability” as discussed in the section of this Annual Report of Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

In difficult market conditions, our high fixed costs adversely impact our financial results.

We are driven to reduce prices in response to competitive pressures and, at the same time, we are also faced with a decline in utilization rates in our plants due to decreases in demand for our power packages. Because our industry is characterized by high fixed costs, we are not always able to reduce our total costs in line with revenue declines. Reduced average selling prices for our power packages, will adversely affect our results of operations. Although we achieved a gross profit of $4.7 million in 2007, an increase of 26.5% as compared to gross profit of $3.7 million in 2006 resulting from changes in package mix, process improvements and cost reduction initiatives, and increase in sales volume in our Laguna facility, we cannot assure you that difficult market conditions will not affect the capacity utilization of our plants and consequently, our future gross profit margins. Further, increased competition in the power semiconductor sector may lead to further price erosion, lower revenue growth rates and lower gross profit margins in the future.

We depend on a limited number of suppliers to provide us with sufficient quantities of raw materials on a timely basis at acceptable quality and price levels in order to sustain our operations.

It is important to our operations and general competitiveness that we obtain raw materials from our vendors in a timely manner, in sufficient quantities and qualities and at competitive prices. We obtain most of our critical materials from a limited group of suppliers on a purchase order basis and without the benefit of long-term contracts. Some of our suppliers provide us with equipment and raw materials on a credit basis, with payment for such items deferred until a later date. Our failure to repay our liabilities with these suppliers in a timely manner could cause our suppliers to cease in providing us with such credits or such materials. The loss of such supplier credits or materials could have an adverse impact on our business and operations, including our ability to meet our customers’ requirements.

Shortages occur in our essential raw materials due to interruptions or limitations in supply or increased demand in the industry. While we believe that we have identified adequate alternative suppliers for our raw materials, any transition to a new supplier could take time, increase costs and disrupt our business. In the past, we have experienced difficulty obtaining acceptable raw materials on a timely basis and delays in the delivery of raw materials we have ordered. We have experienced delays in the delivery of lead frames from a major European supplier, due to the inability of the supplier to source copper base material on a timely basis. As copper supply remains constrained, we may continue to occasionally experience these delays in delivery.

We may reject and return to our suppliers those raw materials that do not meet our quality criteria. While we believe that we have identified suppliers according to specific qualification criteria, we cannot assure you that our suppliers will supply us with raw materials that consistently meet our quality criteria. This may limit the amount of raw materials available to meet customers’ order requirements. Our inability to obtain satisfactory raw materials could limit our ability to fill our customer orders and/or increase our costs relative to the revenues that we generate.

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

Our customers are from time to time are indebted to us as a result of normal trading arrangements with them. We attempt to mitigate credit risk through customer diversification to minimize customer concentration and by screening our customers for creditworthiness. However, the information provided to us by our customers may not be accurate, complete, updated or properly evaluated, which may create a risk of having delinquent customers or uncollected receivables. Neither can we assure you that our policies, procedures and ability to diversify and manage credit risk will be effective. Although none of our customers has defaulted on their payments to us due to bankruptcy, deterioration of their creditworthiness, lack of liquidity, operational failure, or other reasons, we cannot assure you that such an event will not occur. We may suffer financially and our liquidity may be severely impaired if our customers will not pay us according to contractual terms of payment.

We may be unable to increase our production capacity to meet the demand for our products and services.

In 2007, we acquired property, plant and equipment totaling $3.4 million (including equipment acquired on account through suppliers’ credits of $0.4 million as of December 31, 2007) for our Taguig and Laguna manufacturing facilities. If we experience delays in the purchase and delivery of equipment needed to expand and support our capacity, we may not be able to meet the demand for our products and services. Our inability to expand capacity could reduce our ability to meet customer needs, which may prompt our customers to place orders with our competitors.

The cyclical nature of the semiconductor industry resulting periodic overcapacity of our manufacturing facilities may seriously harm our company.

Our operations are substantially affected by market conditions in the semiconductor industry, which are highly cyclical and, at various times, have experienced significant economic downturns characterized by reduced product demand and production overcapacity, which can result in the erosion of average selling prices.

The semiconductor industry experienced a significant downturn in 2001 and the lingering effects of that downturn adversely affected our operating results in the succeeding years. The 2001 downturn was characterized by production overcapacity, reduced product demand, excessive inventories and rapid erosion of average selling prices. Historically, companies in the semiconductor industry (including ourselves and our competitors) have expanded aggressively during periods of increased demand. As a result, periods of overcapacity in the semiconductor industry have in the past followed periods of increased demand. In addition, the markets for semiconductors are characterized by rapid technological change, evolving industry standards, intense competition and fluctuations in end-user demand. In 2002, the market for semiconductors stabilized, registering growth in worldwide semiconductor revenues as measured by Semiconductor Industry Association (SIA)/World Semiconductor Trade Statistics (WSTS) of 1.3%. The market has continued to expand through 2007, with a compounded annual growth rate of 11.3% for the five-year period ended December 31, 2007. Nonetheless, a future downturn in the semiconductor industry could seriously harm our company. In particular, the combination of weak demand, a sharp correction of inventory by our customers and their end markets, and deterioration in economic performance, particularly in the United States, and an increase in underutilized capacity in 2007 could seriously harm our industry and our company.

Upward changes in the price of copper, gold, crude oil and certain other commodities used by our suppliers or by us as raw materials for our products could materially harm our business by increasing our costs.

We are particularly affected by fluctuations in the prices of commodities such as copper, nickel, aluminum, gold, silver and other metals used in our raw materials and manufacturing process, and higher energy costs. Copper base materials that form significant part the cost of our finished product cost have increased by 6.7% from US$6,671 average price per ton in 2006 to US$7,115 average price per ton in 2007. Crude oil prices were higher by 65.5%, gold prices were higher by 14.8%, silver prices were higher by 15.8% and nickel prices were higher by 83.5% in 2007 as compared to 2006. The continuous increase in oil prices has resulted and will further result to higher importation costs, increase energy and utility costs as well as upsurge of costs of oil-based packaging materials.

We attempt to negotiate competitive prices of raw materials with our suppliers, which helps to reduce the impact of any increases in the price of raw materials linked to commodities. Similarly, we attempt to mitigate the impact of higher crude oil prices, which leads to higher energy and utilities expenses, through improvements in our operating efficiencies and adjustments in scheduling our production according to forecasted loadings. We cannot assure you that the prices of these commodities will not continue to rise, or that we will be able to negotiate competitive pricing with our suppliers, or that we will be able to mitigate the increase in our utilities expense. As a result, we may have to pass on to our customers such increases in costs. Any inability on our part to negotiate competitive pricing for raw materials or inability on our part to mitigate the increase in utilities expense or to pass on to our customers such higher costs could materially impact our financial viability and profitability.

Fluctuations in exchange rates could materially harm our business by increasing costs.

All of our consolidated revenue is U.S. dollar-denominated, our functional and reporting currency. The largest share of our costs is also U.S. dollar-denominated. Some of our raw material costs are incurred in European euro and Japanese yen. All of our operating expenses are incurred in U.S. dollars and Philippine pesos while our capital expenditures are primarily denominated in U.S. dollars and Japanese yen. As a result, we are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Philippine peso, the Japanese yen and the U.S. dollar, and the Euro and the U.S. dollar. Since all of our revenues are in U.S. dollars, fluctuations in foreign currency exchange rates, particularly the European euro and Japanese yen, could also increase the price we pay for equipment and raw materials, which could also increase our raw material and equipment costs.

An overall decrease in demand for power semiconductors may significantly decrease the demand for our services and materially reduce our revenue.

We derive majority of our revenue from assembly and/or test services for manufacturers of semiconductors used for power conversion or power management applications. Currently, many electronic devices use multiple power semiconductors, but electronics manufacturers are aggressively seeking to decrease the number of components used in devices and simplify system design. Any significant decrease in the need for power semiconductors within electronic devices may decrease the demand for our services and materially reduce our revenue. In addition, the economic slowdown in the technology sector and the increase in overall inventory levels have caused a decrease in demand for electronic devices and semiconductors and/or, in turn, our services. These trends could have a negative impact on our business, operating results and financial condition.

We may not be able to develop the advanced technology and expanded services we need to maintain our competitive position and our profitability.

The semiconductor industry is characterized by rapid technological development. We need to provide our customers with advanced assembly and testing capabilities and quick production time for their increasingly complex devices. In addition, we must continue to expand our selection of packages to remain competitive. If we rely on older products, our margins and cash flow could be reduced because prices of older products tend to decrease when newer, higher performance products are introduced. Our customers may also opt to phase out or discontinue marketing and selling these older products. Any failure on our part to advance our design and process technologies successfully and in a timely manner could materially harm our competitiveness and our profitability.

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

•

other independent companies such as Carsem Semiconductor Co. Ltd., Greatek Electronics, Inc., AUK Corp., Enoch Semiconductor Corp., Huashan Electronic Devices Co., GEM Services and Nantung Fujitsu, Inc. that specialize in providing assembly and test services for power semiconductors; and

•	a number of large companies, such as Advanced Semiconductor Engineering, Amkor Technology, Inc., ASE Test Limited, ASAT, Ltd., STATS ChipPAC Ltd., Siliconware Precision Industries Co. Ltd.,

•	ST Assembly and Test Services Pte., Ltd., and Shinko Electric Industries Co. Ltd., that focus primarily on non-power semiconductor assembly and test services.

These companies may compete more aggressively over a longer period of time than we can due to potentially greater economies of scale, lower costs, more efficient manufacturing processes, higher amounts of cash generated from operations and allocated to research and development and greater financial stability. A number of these companies also have established relationships with many of our current or potential customers. We may also face increasing competition from competitors located in lower cost centers such as Vietnam and China. We cannot assure you that we will be able to compete successfully in the future against existing or potential competitors. See “Item 4—Information on the Company—Business Overview—Competition.”

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

On March 31, 2007, Thelma G. Oribello, our Senior Vice President and Chief Financial Officer resigned to join her family in Jakarta, Indonesia. She was replaced by Francisco H. Suarez, Jr. On October 31, 2007, Mr. Suarez also resigned as Chief Financial Officer and he was replaced by Hilarion V. Cajucom, Jr. on October 16, 2007.

In May 2006, our Chief Technology Officer, James Knapp, resigned and was replaced when we appointed Thomas Moersheim in April 2007 as our new Chief Technology Officer.

On March 1, 2008, Gordon J. Stevenson relinquished his position as Chief Operating Officer and Executive Vice President. On February 1, 2008, we appointed George J. Shaw as the new Chief Operating Officer and Executive Vice President.

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

We are subject to liabilities and compliance obligations arising under environmental, health and safety laws. These laws impose various controls on the quality of our air and water discharges, on the storage, handling, discharge and disposal of chemicals our company uses, and on employee exposure to hazardous substances in the workplace. Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. We have complied with the requirements of the Philippine environmental standards and paid the applicable penalties and fees. See “Item 4—Information on the Company—Property, Plants and Equipment—Environmental Matters” for more details. We cannot assure you that applicable environmental, health and safety laws will not in the future impose the need for additional capital equipment or other process requirements upon our company, curtail its operations, or restrict its ability to expand its operations. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substance contamination could subject our company to future material liability.

We may be unable to maintain the non-unionized status of our workforce or limit employee turnover, which can reduce our productivity and harm our operations.

Our ability to compete successfully will depend on our ability to keep labor costs low. We provide compensation, benefits, and a working environment in accordance with standards mandated by Philippine law, regulations and codes which has resulted in a union-free workplace. Any initiative by the workforce to unionize or the occurrence of high employee turnover in any of our two manufacturing facilities may result in lost productivity and higher labor costs that could materially harm our business, financial condition and results of operations.

We rely on income tax incentives to preserve funds allocated for specific business purposes and a loss of these tax benefits would prevent us from using funds in accordance with our business plan.

As a result of our decision to register with the Philippine Economic Zone Authority (“PEZA”) as a tax planning strategy, we are subject to a final tax, in lieu of all other taxes, computed at 5% of our gross income less allowable deductions as defined in Republic Act (RA) No. 8748 of the Philippines. We recognized ITH incentives amounting to $83,185 in 2007 and $61,351 in 2006. Our Laguna facility, through PSi Laguna, Inc., however, received tax incentives amounting to $62,884 in 2007 and $44,271 in 2006.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

Our company is incorporated under the laws of the Republic of the Philippines and substantially all of our directors and executive officers reside outside the United States. In addition, virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to effect service of process upon us or one of those persons in the United States to enforce any judgment obtained in U.S. courts against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws. If original actions are brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws. The Philippines is not a party to any international treaty concerning the recognition or enforcement of foreign judgments although the Philippine Rules of Court do provide that a foreign judgment may be enforced in the Philippines through an independent action filed to enforce the judgment. A foreign judgment may not be enforced, however, if there is evidence of a lack of jurisdiction, absence of notice, collusion, fraud or clear mistake of law or fact or if it is found to be contrary to the laws, customs or public policy of the Philippines.

Risks Related to Our ADSs

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

Our principal shareholders, Merrill Lynch and Greathill Pte., Ltd. (“Greathill”), own, in the aggregate, approximately 68.5% of our outstanding voting securities as of December 31, 2007. Greathill was a wholly-owned subsidiary of NJI NO.2 Investment Fund (NJI) that was in members voluntary liquidation. However, on

February 27, 2007, NJI and Primasia and Bridge No. 1 Greater China Secondary Fund L.P. (“Primasia”) entered into a Sale and Purchase Agreement under which NJI transferred its ownership of Greathill to Primasia effective March 1, 2007. Primasia is managed by Primasia Private Equity Management, Ltd. Acting together, or in Merrill Lynch’s case, individually, our principal shareholders will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. See “Item 10—Additional Information—Articles of Incorporation and By-laws.” Matters that require shareholder approval through two-thirds vote include, among other things:

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

Since our initial public offering in March of 2000, the closing price of our ADSs has fluctuated significantly, ranging from a high of $25.44 per share to a low of $0.49 per share. As of July 11, 2008, the closing price of our ADSs was $0.27 per share. Fluctuations in our stock price could continue. Among the factors that could affect our stock price are:

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

On January 31, 2008, our company received a Nasdaq Staff Deficiency letter indicating that our company fails to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(E)(i). Our company was provided 180 calendar days, or until July 29, 2008, to regain compliance with the minimum bid price requirement of $1.00 per ADS of our company for a minimum of 10 consecutive business days. If the minimum bid price requirement has not been met by July 29, 2008, Nasdaq Staff will provide our company with an additional 180 calendar day compliance period only if our company meets certain listing criteria. We cannot provide assurances as to the price of our ADSs.

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

On May 14, 2007, the Philippines held its national and local elections for the Senate and House of Representatives. The elections resulted in victory for majority of the opposition candidates in the Senate and majority of the Administration candidates in the House of Representatives. In view thereof, any impeachment complaints against President Arroyo will probably not succeed. However, with opposition candidates ruling the Senate, there can be no assurance that economic policies conducive to sustain economic growth of the country will be adopted by the Philippine Congress.

Throughout 2007 and the first half of 2008, there have been significant increases in the cost of oil and basic household goods and food, which have resulted in rice shortages, the country’s main staple food. Further, the country faces a large fiscal deficit.

The fiscal deficit position of the Philippine government and ongoing political and economic uncertainty has resulted in increased concerns about the political and economic stability of the country. There can be no assurance that the political environment in the Philippines will be stable or that the current or any future government will adopt economic policies conducive to sustained economic growth or which do not impact adversely on the current regulatory environment for companies operating in the Philippines.

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

We currently conduct our assembly and test operations at our facilities in Taguig, Metro Manila and Calamba, Laguna. Significant damage or other impediments to these facilities may occur as a result of:

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

Epidemics such as the Severe Acute Respiratory Syndrome (“SARS”) or a potential avian influenza pandemic could materially affect our operations and our financial health. We rely on more than 2,500 individuals located in manufacturing facilities in the Philippines, without whom it is not possible to assemble and test our products. The Philippines was one among 30 countries identified by the World Health Organization wherein there were confirmed cases of SARS, although the magnitude of the illness in the Philippines is substantially less than in other Asian countries such as China, Hong Kong and Taiwan. There were no report of SARS or avian influenza in the Philippines since 2005.

Illness from an individual that is successively transferred to other individuals could result in a quarantine of our Taguig or Laguna manufacturing facilities or mass absences, leading to lost productivity and revenue that could irreparably harm our company. We cannot assure you that our operations and finances will not be affected should there be a recurrence of SARS in the Philippines, within the region or other parts of the world, or any other types of epidemics.

Terrorist attacks and other acts of violence or war both domestically and overseas, may affect the markets on which our securities trade, the markets in which we operate, our operations and our profitability.

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

The Philippines has experienced several major terrorist incidents in the southern island of Mindanao and bombing threats within Metro Manila. We cannot assure you that political and economic instability in the Philippines or other regions of the world may not also result and will not negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could ultimately have an adverse effect on our business or your investment.

ITEM 4	INFORMATION ON THE COMPANY

A. History and Development of Our Company

Our legal name is PSi Technologies Holdings, Inc. We were incorporated on December 10, 1999 in the Republic of the Philippines under the Corporation Code of the Philippines or, Batas Pambansa Blg. 68. Our current corporate form will expire on December 10, 2049 and may be extended by shareholder resolution to be approved by the Philippine Securities and Exchange Commission ( PSEC). Our principal executive and registered office is located at FTI Special Economic Zone, Electronics Avenue, Taguig City, 1604, Philippines. Our telephone number at that address is (632) 838-4966. We maintain an Internet web site at www.psitechnologies.com. Information contained on our web site does not constitute a part of this Annual Report on Form 20-F. Our agent for service of process in the Unites States is Rudy Mateo, at Pacsem Technologies Inc. (Pacsem US), 2579 Alemany Boulevard, San Francisco, CA. Our telephone number at that address is (415) 518-5942

The following material corporate events occurred in 2007 and the first half of 2008:

•

On March 13, 2007, Thelma G. Oribello, our Senior Vice President and Chief Financial Officer resigned. She was replaced by Francisco H. Suarez, Jr. in January 2007, but on October 31, 2007, Mr. Suarez also resigned as Chief Financial Officer. He was replaced by Hilarion V. Cajucom, Jr. on October 16, 2007.

•	On April 16, 2007, we appointed Mr. Thomas Moersheim as our new Chief Technology Officer. Mr. Moersheim replaced Mr. Jim Knapp who resigned on May 31, 2006.

•

On June 12, 2007, our company offered ILO Land, Inc. (ILO) a 6% discount on its fifth and sixth installments related to its purchase of our property should it decide to pay such obligation before the due dates of July 28, 2007 and January 28, 2008, respectively. On June 12, 2007, ILO paid a total of $470,000, net of a 6% discount.

•	On June 29, 2007, we filed a Form 12b-25 notifying the U.S. SEC that we will file the Annual Report on Form 20-F for the fiscal year end December 31, 2006 no later than 15 days after June 30, 2007.

•

On September 10, 2007, we received a $1.5 million short-term non-interest-bearing loan (the Loan) from Infineon—Malaysia—, one of our major customers. The purpose of the Loan was to partially settle outstanding obligations with major suppliers. The Loan was repaid in full by the end of February 2008 by way of a $0.03 reduction in the average selling price of Infineon’s TO 247 package. The Loan was discharged upon purchase by Infineon—Malaysia of 50.0 million pieces of its TO 247 package.

•	On January 14, 2008, we appointed Rodger K. Fujinaga as Vice President, Marketing and Sales—North America and Japan.

•

On January 23, 2008, the Sales and Investment Agreement for certain power devices entered into between our company and Infineon-Malaysia expired. However, our company continues to trade this devices to Infineon-Malaysia with no fixed volume requirements.

•

On January 31, 2008, we received a Nasdaq Staff Deficiency letter indicating that our company fails to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(E)(i). We were provided 180 days calendar days, or until July 29, 2008, to regain compliance with the minimum bid price requirement of $1.00 per ADS for a minimum of 10 consecutive business days. If the minimum bid price requirement has not been met by July 29, 2008, Nasdaq Staff will provide us with an additional 180 calendar days compliance period only if we meet certain other listing criteria.

•	On March 1, 2008, Mr. Gordon J. Stevenson resigned as Chief Operating Officer and Executive Vice President on February 1, 2008, we appointed Mr. George J. Shaw as his replacement.

•	On May 27, 2008, Mr. Celso Vivas resigned as an independent director and as a member of the Audit Committee due to personal scheduling conflicts.

•	On May 30, 2008, we agreed with Merrill Lynch to amend the 2003 Note by extending the maturity date from June 1, 2008 to July 31, 2008.

•	On June 30, 2008, we filed a Form 12b-25 notifying the U.S. SEC that we will file the Annual Report on Form 20-F for the fiscal year end December 31, 2007 no later than 15 days after June 30, 2008.

B. Business Overview

Power Semiconductor Assembly and Test Services

We provide comprehensive power semiconductor assembly and test services to meet the needs of our customers. Power semiconductors are single and multi-function semiconductor devices that regulate, control, switch and manage the electrical power used in all electrical devices such as automotive systems, communications and networking equipment, computers and peripherals, consumer electronics, electronic office equipment and industrial products, and home appliances, among others. Power semiconductors typically operate from 35-1200 volts.

Assembly services. We provide a full array of assembly services for power conversion and power management semiconductors. Assembly services refer to the process by which power semiconductors are packaged. The semiconductor package is critical to a chip’s performance and functionality and is the interface that allows the semiconductor device to connect to the end product (i.e. printed circuit boards). Packaging serves to protect the chip and facilitate electrical connections and heat dissipation.

We work exclusively with assembly processes that use lead frames or leaded assembly, the only assembly design that can accommodate the high voltage requirements of most power semiconductors. Power assembly differs from non-power assembly because it often requires special solder alloy die bonding machines and heavy- duty wire bonding machines. In addition to the alloy die bonding capability, we provide our customer with an epoxy-based and eutectic die bonding capability. Equipment designed for traditional non-power wire bonding cannot accommodate the large diameter wire required for power semiconductors. Power wire bonding equipment is also moderately more expensive than non-power wire bonding equipment, although the former has a longer useful life.

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

Packages

We offer semiconductor packages for both power semiconductor and standard non-power semiconductor applications. Historically, our first package offerings were for standard non-power applications including metal cans for devices such as Field Effect Transistors (“FETs”). and diodes. In 1994, we began offering semiconductor packages specifically for power semiconductor applications. Since 1995, we have focused primarily on providing power semiconductor assembly, test services and packaging, increasing that portion of our business to represent approximately 98.7% of revenue in 2007. In 2004, we started offering and qualifying our Power Quad Flat No-Lead (“PQFN”) packages to our customers. The following table sets out for the periods indicated the percentage of our revenue (including revenue generated by discontinuing operations) by package type:

	Years ended December 31,
	2007	2006	2005	2004	2003
Power Semiconductors	99%	97%	97%	95%	94%
Non-power Semiconductors	1%	3%	3%	5%	6%

TOTAL	100%	100%	100%	100%	100%

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

•

Triacs, Silicon Controlled Rectifiers (SCR) and Thyristors. Commonly used as triggering and control switching devices. They are an essential element in the control of electrical motor speed in appliances and equipments.

•	Voltage Regulators. Often used as a voltage protection and power control device in electronic systems.

•	A voltage regulator ensures a constant DC output voltage regardless of changes in a range of load current and input voltage.

•

Transient Voltage Suppressors (TVS). Control devices used to provide voltage surge protection in non-power semiconductors. This device will safely protect sensitive equipment from sudden or abrupt changes in voltage supply that can damage the equipment or unit.

•	Power Bipolar Junction Transistors (BJTs). Medium speed switches used for power supplies of a wide variety of electronic products, ranging from computer peripherals to industrial equipment.

•	Insulated Gate Bipolar Transistors (IGBTs). A semiconductor device with a gate behavior similar to a MOSFET and a low on-state collector-emitter voltage similar to a BJT.

The following table lists the power packages we assemble and test:

Package Type and Lead Count	Product Application	End Market
SOT-23 (3/5 leads)	voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

SOT-223 (3 leads)	voltage regulator, bipolar, diode	home appliances, office/industrial equipment, personal computers, communications equipment

TO-126/SOT-32 (3 leads)	thyristor, triacs	home appliances

TO-92/DO-92 (3 leads / 2 leads)	transient suppressor, voltage regulator	office/communications equipment

TO-251/TO-252 (IPAK/DPAK) (3 leads/2 and 5 leads)	MOSFET, high power bipolar, voltage regulator, rectifier/diode, triacs	home appliances, personal computers, lighting, automotive

SOT-82 (3 leads)	thyristor, triacs	home appliances

PowerFlex™ (2, 3, 5, 7 leads)	voltage regulator	home appliances, office/industrial equipment, personal computers, communications equipment

Powermite™ (2 and 3 leads)	diode, rectifier, MOSFET, transient suppressor	communications, computers, consumer electronics

Power QFN (Various pad configurations, package sizes and no. of I/O terminals)	diode, small signal and power transistor, thyristor, voltage regulator	communications, computers, consumer electronics

TO-220/DO-220 (2, 3, 5, 6, 7 leads)	voltage regulator, MOSFET, thyristor, triacs, rectifier, diode	automotive systems, home appliances, office/industrial, personal computers, consumer electronics

Package Type and Lead Count	Product Application	End Market
TO-263 (2, 3, 5 leads)	MOSFET, IGBT, voltage regulator, diode, rectifier, thyristors	home appliances, personal computers

TO-220 full pack or isolated (3 leads/2 leads)	diode, rectifier, MOSFET, IGBT, thyristor, voltage regulator	home appliances, personal computers, automotive

SOT-93/TO 218	power transistor, thyristor, IGBT, rectifier thyristors	home appliances

TO-247 (2 and 3 leads)	MOSFET, IGBT, diode, rectifier, thyristor	home appliances, personal computers, automotive

TO-264 (3 and 5 leads)	MOSFET, IGBT, diode, rectifier, thyristor	home appliances, personal computers, lighting, automotive

SOT-227 (4 leads)	MOSFET, diode, rectifier, IGBT, power module	automotive systems, industrial equipment

Power Modules	rectifier, power transistor, thyristor, IGBT	industrial equipment, automotive systems, home appliances

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

Packages and processes under development. Power semiconductor form-factor and performance requirements continue to evolve to meet ever-increasing demands of end-market applications. We are currently developing packages and related processes to address the need for:

•	Advanced interconnect capability, e.g. aluminum ribbon bonding, combination aluminum and gold wire bonding, and copper clip attach;

•	Aluminum wire bonding to copper;

•	Dual and multi-die packaging;

•	Stacked Die Power QFN products;

•	Solder Screen printing process;

•	Packages that meet MSL 1 260°C requirements;

•	Environmentally friendly assembly materials and processes;

•	Cost effective materials.

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

The Semiconductor Industry and the Power Semiconductor Market

Semiconductors are critical components used in an increasingly wide variety of applications. They are used in telecommunications and networking systems, computers and computer peripherals, consumer electronics and home appliances, electronic office equipment, automotive systems and industrial products. According to the SIA, revenue for the worldwide semiconductor device market increased by 28.0% to $213.0 billion in 2004, 6.8% to $227.5 billion in 2005, 8.9% to $247.7 billion in 2006, and by 3.2% to $255.6 billion in 2007 a record for semiconductor sales. Although the semiconductor industry is highly cyclical, it has grown by a compounded annual growth rate of 12.0% over the past 20 years based on SIA data. The industry’s downturns were caused by a number of factors in the past, including: overcapacity, reduced product demand due to excessive purchases in previous periods, obsolescence, the introduction of new products and technologies, reduction in personal disposable incomes and corporate technology budgets and increased competition and lower pricing. The power semiconductor market is a large and steadily growing segment of the semiconductor industry.

Power semiconductors are found in virtually every electronic device as they are needed to switch electrical power on and off, regulate the flow of electricity through electronic devices, and protect electronic components from surges and wear and tear. Based on year-end SIA Blue Book Statistics, we estimate that the worldwide market for power semiconductors grew by 1.8% in 2007. Sales were $23.5 billion in 2006 and $23.9 billion in 2007. The volume shipments also increased from 347.6 billion units in 2006 and 383.9 billion units in 2007. There was slight erosion in the average selling price over the past year from $0.068/unit in 2006 versus $0.062/unit in 2007. The WSTS in its four-year forecast reveals that the medium and long-term outlook for the market is encouraging with compounded annual growth rate (CAGR) of 7% forecast for the next four years.

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

The Trend Toward Outsourcing

In the past, most semiconductors were produced internally by independent device manufacturers (IDMs). These IDMs designed, manufactured and assembled semiconductors specifically for their own end products.

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

On June 19, 2006, we entered into a Sales and Investment Agreement with Infineon-Malaysia for the assembly and test of certain of its packages at committed volumes at a certain level of committed prices for a period of one year. In turn, we made additional investments in assembly and test equipment. The Sales and Investment Agreement expired on January 23, 2008. However, the Company continues to trade these devices to Infineon-Malaysia but with no minimum volume requirement. Entering into these types of agreements is consistent with the general trend toward outsourcing in the power semiconductor industry. We believe that this trend towards increased outsourcing coupled with the overall market size for power semiconductors creates opportunities for independent power semiconductor assembly and test companies.

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

The pricing of our raw materials is currently dictated by the increases in the prices of commodities, which influence total cost. Copper for instance has significantly increased for the past 3 years. Copper was at $7,115 in 2007, $6,280 per ton in 2006 and $4,585 per ton in 2005 based on London Metal Exchange history. Because copper is the biggest component of our lead frames, a pre-negotiated formula was agreed to with almost all of our lead frame suppliers and reviews for price changes are usually done every quarter. The price of gold wire used for wire bonding changes according to the price of gold in world commodity markets. The price of other commodities used in our raw materials and manufacturing process also changes according to the price of these commodities in world commodity markets. We negotiate with our customers to absorb the impact of these price increases, however, such negotiations may not always be successful. In 2007, we have continued to focus on cost reduction, especially with regard to material and supplier substitution, improvement on material rejection and freight/brokerage reduction. We review weekly the detailed plans defined to support the strategies developed to attain its cost reduction targets.

Crude oil prices were higher by 65.5%%, gold prices were higher by 14.8%, silver prices were higher by 15.8%, copper prices were higher by 37%, and nickel prices were higher by 83.5% in 2007 as compared to 2006. We review and discuss price changes weekly in an internal Cost Review Committee, to develop short-term and long-term strategies and action plans to manage and lower our raw materials costs. For lead frames, we review the prices on a quarterly basis due to the increasing trend in copper prices.

Deliveries of lead frames are based on notice from the Purchasing Department. We provide suppliers with purchase order coverage according to their lead times and also provide them with weekly forecast of demand, which becomes their reference for ordering materials and initiating production. For molding compounds and packaging materials, we have warehousing agreements with two (2) major suppliers wherein each supplier maintains buffer stocks in the warehouse. We will only require delivery according to dice availability from customer. For spare parts we maintain on the average six (6) major suppliers for our major requirements, each under a consignment agreement.

We generally purchase raw materials based on non-binding forecasts provided by our customers. Our customers are generally responsible for any unused raw materials that result from a forecast exceeding actual orders. We however may not be successful all the time in enforcing such requirement from our customers. We work closely with our primary raw materials suppliers to insure that materials are available and delivered on time. We are now moving towards supplier partnerships with lead frames and molding compound suppliers, which increases our volume leverage and thus increases the total cost advantage. We work with several mold manufacturers to produce mold tooling for the plastic packaging.

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

We intend to co-develop leading edge packaging and inter-connect technology with our customers to meet their and their end customers’ specific power packaging needs. The Power QFN family of packages is an example of a leading-edge package. Through the intellectual property currently under development for this family of packages, we are co-designing devices with copper clip, and solder die attach, with the goal of meeting customer electrical requirements and industry reliability standards. On November 16, 2005, we filed a U.S. patent application for a method of putting isolated metallic interconnections onto a metallic substrate. In 2005, we qualified and produced the 3x3 Power QFN for our first customer for Power QFN. In 2006, we successfully qualified for production the 5x6 mm and 3.3 x 3.3 mm versions for the Power QFN for our next customers. In 2007, unit volume of Power QPN grew by 36% compared to 2006, while sales grew 35% to $567,000.

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

The small number of existing and potential customers enables our primary market development efforts to be executed through executive-level discussions between potential customers and ourselves. We support our market development efforts with customer and product-specific technical teams assembled to address the specific needs of each customer design and order. Our marketing initiatives include participation in trade shows, customer calls, product sampling, technical bulletins and brochures, industry publications and news releases and a web site for general information purposes. As of December 31, 2007, we employed 12 professionals in marketing, sales and customer service.

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

•	Carsem Semiconductor Co., Ltd.

•	Greatek Electronics Inc.

•	AUK Corp

•	Enoch Semiconductor Corp.

•	GEM Services, Inc

•	Fastech Microassembly & Test, Inc.

•	Hana Microelectronics Public Co., Ltd.

•	Huashan Electronic Device Co.

•	Nantung Fujitsu Microelectronics Co., Ltd.

We compete indirectly with businesses that focus primarily on non-power integrated circuit semiconductor assembly and test, including:

•	Advanced Semiconductor Engineering, Inc.

•	Amkor Technology, Inc.

•	ASE Test Limited

•	ASAT, Ltd.

•	Siliconware Precision Industries Co., Ltd.

•	Orient Semiconductor Electronics

•	Shinko Electric Industries Co. Ltd.

•	Advanced Interconnect Technologies, Inc.

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

Government Regulations

No local legislation has been passed which specifically regulates the semiconductor industry in the Philippines. However, we are subject to laws of general application in the Philippines, including the Corporation Code, the Local Government Code, the Tariff and Customs Code, the Securities Regulation Code, the National

Internal Revenue Code, laws on environmental matters (see “—Property, Plant and Equipment—Environmental Matters”), the Special Economic Zone Act of 1995 (R.A. No. 7916), rules and regulations issued by the PSEC, the Bangko Sentral ng Pilipinas (the Philippine Central Bank), the Board of Investments, the Bureau of Internal Revenue, PEZA, the Department of Environment and Natural Resources, the Laguna Lake Development Authority (LLDA) and other government agencies.

Our Approach and Strategy

We are a leading independent provider of power semiconductor assembly and test services to the power semiconductor market. We provide comprehensive assembly and test services to a diverse customer base which includes most of the major power semiconductor manufacturers in the world. Our top five power semiconductor customers represented 94.4% of our revenues in 2007:

•	Infineon

•	Spett.le ST Microelectronics

•	Semiconductor Components Industries, Ltd. (ON Semiconductor)

•	NXP Semiconductor

•	Power Integration, Inc.

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

We benefit from our location in the Philippines. The Philippines has become a hub for semiconductor assembly and test manufacturing services. Several major semiconductor manufacturers have located assembly and test facilities in the Philippines, including Intel, Fairchild Semiconductor, ON Semiconductor, NXP Semiconductors and Texas Instruments, as well as a number of independent assembly and test companies. We benefit from this concentration of assembly and test business in the Philippines because it has created a pool of professionals trained in assembly and test services and a community of businesses focused on packaging technology.

Our Customers

We provide power and non-power semiconductor assembly and test services to over 20 customers. Our power semiconductor customers include most of the major power semiconductor companies in the world.

Our top five customers accounted for approximately 91% in 2007, 91.0% in 2006 and 87% in 2005 of total revenue (including revenue generated by discontinuing operations). Our largest customer accounted for approximately 49% in 2007, 48% in 2006 and 34% in 2005. The following table sets forth our company’s top five customers as a percentage of revenue for the years 2007, 2006 and 2005:

2007	Percentage to Total Revenue
Infineon	48.96
Spett.le ST Microeletronics	22.20
Semiconductor Component Industries, Inc.	11.92
NXP Semiconductors	7.85
Power Integration, Inc.	3.46

Total	94.39

2006	Percentage to Total Revenue
Infineon	47.70
Spett.le ST Microeletronics	17.77
Semiconductor Component Industries, Inc.	13.78
NXP Semiconductors	8.14
Power Integration, Inc.	3.62

Total	91.01

2005	Percentage to Total Revenue
Infineon	34.51
NXP Semiconductors	17.34
Spett.le ST Microeletronics	16.18
Semiconductor Component Industries, Inc.	13.70
Texas Instruments, Inc.	5.00

Total	86.73

The table below sets forth our significant power and non-power customers ranked in terms of our revenues for the year ended December 31, 2007:

Power Services	Non-Power Services
Infineon	Vishay Intertechnology Asia
Spett.le STMicroelectronics	Texas Instruments Phils., Inc.
Semiconductor Components Industries, Ltd.	Microsemi Corp
NXP Semiconductors
Power Integration, Inc.
Texas Instruments, Inc. (USA)
Vishay Intertechnology Asia
Microsemi Corp Integrated
Products Bourns Limited

The following table sets forth our revenues (including revenue generated by discontinuing operations) by geographic region (customer domicile):

Geographic Region	2007	2006	2005
United States	18.6%	22.4%	25.2%
Europe	77.0%	74.6%	69.7%
Asia	4.4%	3.0%	5.1%

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

Quality Management

We are dedicated to operating in a Quality First environment, delivering the best product and service quality, reliable on-time performance, best value, and overall competitiveness. We believe quality is the responsibility of each individual employee in our company. Quality ownership is implemented through Total Control Methodology (TCM), a discipline approach benchmark from Motorola in the early years of PSi. We have implemented Advanced Product Quality Planning and Control Plan, Potential Failure Mode and Effect Analysis, Poka Yoke, Seven Quality Tools, 8D and Smart PSM as a quality control, monitoring and solving tools and techniques. We believe that our corporate-wide commitment to quality and our total quality management system are key elements of our semiconductor assembly and test operations.

Our facilities in Taguig and Laguna are ISO 9001/2000 certified. The Taguig and Laguna sites are also ISO14001 and TS16949 certified. We are the first Philippine company to be given the TS16949 (1999 version) certification in the Philippines. Our Laguna facility is a Bosch-certified site, with a rating of “A”. ISO 9002 is a worldwide manufacturing quality certification program regarding industrial quality systems that is administered by a third party certifying body, in our case SGS. ISO14001 is an Environmental Management System Certification. TS 16949 is the Quality Management System for automotive devices. It is the international version of QS 9000 (manufacturing certification program used mainly by American car manufacturers) and harmonizes the QS 9000 requirements with other requirements generally used by European car manufacturers.

Our Taguig facility is listed in Mil-PRF-38535 programs of the United States Defense Supply Center Columbus. Certification through these programs is required in order to supply products for U.S. military defense use. In January 2005, our Taguig facility was awarded the ANSI ESD S2020 Certification, a standard that provides administrative, technical requirements and guidance for establishing, implementing, and maintaining an ESD Control Program to protect electrical or electronic parts, assemblies and equipment susceptible to ESD damage from Human Body Model discharges greater than or equal to 100 volts. We are also certified by Infineon, ON Semiconductor, Texas Instruments, NXP Semiconductors and STMicroelectronics through their supplier development programs.

Certain of our products have passed the rigorous Moisture Sensitivity Level (MSL) 1 tests, a standard traceable to JEDEC (formerly known as Joint Electron Device Engineering Council—a semiconductor engineering standardization body of the Electronic Industries Alliance, a trade association that represents all areas of the electronics industry) J-STD-020B requirements, and Underwriters Laboratory for Industrial Safety. The MSL’s are expressed in numbers, with the MSL number increasing with the vulnerability of the package to moisture. MSL 1 corresponds to packages that are not sensitive to moisture ingression even at an ambient condition of 100% Relative Humidity.

In September 2004, our Taguig facility was the first Philippine-based company awarded the Asia Pacific Quality Award (Best of its Class Distinction). In 2002, we were awarded the Philippine Quality Award (Level II) for Proficiency in Quality Management. The Philippine Quality Award is the Philippine equivalent of the U.S. Malcolm Baldridge Award, which is considered to be one of the most prestigious national awards in the industry.

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

C. Organizational Structure

The following chart shows our corporate structure as of December 31, 2007.

In April 2006, we decided to close PSi’s facility in Chengdu, Sichuan, China. Commercial operations of PSi Chengdu ceased on April 30, 2006, with loading from the Chengdu facility transferred to PSi’s facility in Laguna, Philippines. Liquidation procedures were completed on October 12, 2006. PSi Chengdu is currently in the process of completing the final requirements for dissolution.

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

We have occupied our Taguig facility since 1988. Our Taguig facility is housed in a series of structures totaling 19,264.1 square meters or 207,282 square feet, on a site consisting of approximately 25,650.1 square meters or 275,995 square feet. There are 6,780.5 square meters, or 72,958 square feet, dedicated to assembly and test operations. This facility is designed to accommodate 1,282.4 square meters, or 13,798 square feet, of test space and 5,498.1 square meters, or 59,159.7 square feet, of assembly space. PSi Technologies owns the leasehold improvements. Food Terminal Inc. (FTI), a wholly owned government entity, leases the property to us. Additional land and buildings within the zone were sub-leased to us from Tierra Factors Corporation, an independent third party, which in turn leased the land from FTI. The land lease arrangement with FTI and sub-lease arrangement with Tierra Factors Corporation, (both of which expired in 2004) were consolidated into a single lease arrangement with FTI in June 2005 and is scheduled to expire in August 2020. In 2001, we also leased an adjacent warehouse that now serves as our second Annex facility in Taguig. This is under a lease agreement with FTI and will expire in 2015. As of May 17, 2004 and subject to terms and conditions, our Taguig facility is registered under R.A. No. 7916, otherwise known as the Special Economic Zone Act of 1995, which created the Philippine Economic Zone Authority (PEZA).

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

We had a third facility that we acquired through our subsidiary, Pacsem Realty, Inc. at a site near our existing facility in Laguna where construction of the building shell was completed in 2001. We deferred its activation due to the effects of the downturn of the semiconductor industry and the registration of our Taguig facility under the PEZA. On January 28, 2005, we entered into a contract to sell our unutilized third site in Laguna to ILO Land, Inc. (ILO, an unrelated company) in the business of commercial and industrial property development and leasing, for $2.5 million, with $1.0 million payable upon signing and the balance payable every six months in six equal payments through January 2008. On June 12, 2007, our company offered ILO a 6% discount on the fifth and sixth installments if ILO paid its outstanding obligations before the due dates of July 28, 2007 and January 28, 2008, respectively. On June 12, 2007, ILO paid us a total of $470,000, which includes the 6% discount.

We signed an Investment Cooperation Agreement with the Chengdu Hi-Tech Zone (CHTZ) on December 7, 2003. As part of the agreement, we leased for a period of three years with option to purchase within the three years, two pre-fabricated buildings for the purpose of providing assembly and test services in the Sichuan Chengdu Export Processing Zone, Chengdu City, Sichuan Province, China. Each building has a covered area of approximately 2,592 square meters sited on approximately 4,117.5 square meters of land. A formal lease agreement was signed with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., a corporation of the CHTZ, on January 19, 2004. On April 5, 2006, we informed the Management Committee of the Chengdu Hi-Tech Zone of our decision to close the facility in Chengdu. Commercial operations of PSi Chengdu ceased on April 30, 2006. PSi Chengdu is currently in the process of completing the final requirements for dissolution.

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

Environmental Matters

Our operations are subject to regulatory requirements and potential liabilities arising under Philippine laws and regulations governing among other things, air emissions, wastewater discharge, waste storage, treatment and disposal, and remediation of releases of hazardous materials and wastes. We are also in compliance with international agreements covering environmental issues such as the Geneva Convention, Basel Convention, Kyoto Protocol and the requirements of the European Union on banned and regulated substances, such as the Restriction on Hazardous Substance. Our Taguig and Laguna Facilities are ISO14001 certified and have been awarded the Certificate of Green Partnership by Sony.

The Environmental Management Bureau (EMB) and LLDA are government-implementing and regulating bodies that oversee air emissions, hazardous waste management and wastewater discharges. The Philippine Nuclear Research Institute and the Philippine National Police are both government-implementing bodies that issued our respective licenses for radioactive materials and use of nitric acid. Permits on pollution control or emission source installations and on transportation of wastes are issued by the EMB of the National Capital Region while the LLDA issues our wastewater effluent discharge permit.

On June 29, 2007, we were granted a three-year discharge permit from LLDA as a result of 100% compliance on standards for all parameters set by LLDA. The permit is valid until May 5, 2010 with annual monitoring on wastewater quality discharges to revalidate compliance as stipulated in the permit. As part of our on going evaluation of our environmental responsibilities, we are initiating wastewater recycling program utilizing Membrane Bio Reactor technology which aims to recycle wastewater from our manufacturing process to serve as feedwater to RO/DI Water System to support DI (De-ionized) water requirement. With these initiatives, we reduce the amount of wastewater discharge into the environment and help conserve raw water resources.

Effective April 2007, our Laguna Facility will no longer be required to obtain a Discharge Permit and to submit Quality Self Monitoring Report (SMR) to LLDA due to approval of Memorandum of Understanding between LLDA and Calmelray Industrial Park II—Industrial Estate (where our Laguna Facility is situated) which tasked the industrial estate administrator to monitor the wastewater discharges from its locators. To date, our Laguna Facility is fully in compliance with the regulatory and standard environmental requirements.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Executive Overview

The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the fiscal years ended December 31, 2007, 2006 and 2005. This discussion should be read in conjunction with our consolidated financial statements and related notes included in Item 18 of this Annual Report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in “Item 3—Key Information—Risk Factors” as well as those discussed below and elsewhere in this Annual Report on Form 20-F. Our audited consolidated financial statements are reported in U.S. dollars, our functional and reporting currency and prepared in conformity with U.S. GAAP.

We are an independent provider of assembly and test services to the power semiconductor market. We provide comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. We provide these assembly and test services to vertically-integrated semiconductor device manufacturers and semiconductor companies which do not have their own assembly and test facilities. Our customer base includes the majority of the major power semiconductor manufacturers in the world. We also provide assembly and test services for specialized non-power semiconductor packages used for industrial, automotive, military and computer peripheral applications. We generate all of our revenue through the power and non-power semiconductor assembly and test services we provide to our customers.

As a percentage of our revenue, revenue from power-related assembly and test services was approximately 99% in 2007, 97% in 2006 and 97% in 2005. We intend to continue focusing on power-related services in the future as this distinguishes us from our competitors, as we provide one of the broadest arrays of power packages within the industry and gain specialized expertise in the assembly and test of power semiconductors. For these reasons, we believe our focus will improve our product mix and lead to increased revenue in this area.

Semiconductor Industry Impact

Market conditions in the semiconductor industry as a whole and, increasingly, the power semiconductor market segment substantially affect our business. According to various reports of the SIA, the worldwide semiconductor market grew by 6.8% to $227.5 billion in 2005, by 8.9% to $247.7 billion in 2006, and by 3.2% to $255.6 billion in 2007. The power semiconductor market, a subset of the overall semiconductor market was flat at $21.1 billion in 2005 and grew by 11.4% to $23.5 billion in 2006 and by 1.7% to $23.9 billion in 2007. Based on available research data from Bain & Company and the WSTS, the assembly and test market segment represents approximately 30% of total power semiconductor billings, or $7.2 billion in 2007. Our addressable market is approximately 18% of the power assembly and test market or approximately $7.2 billion worldwide. This market comprises that portion that is outsourced to third party assembly and test providers such as our company. Our revenues (including revenues generated from discontinued operations) grew by 1.5% to $93.5 million in 2007, by 14.6% to $92.1 million in 2006 and by 1.5% to $80.3 million in 2005.

The semiconductor industry is highly cyclical. Although the semiconductor industry has expanded since 1993, there were significant downturns in the market in each of 1996, 1998, 2001 and 2002. The 32% decline in

2001 was the worst downturn in the industry’s history and, according to industry experts, was largely attributable to overcapacity, reduced product demand, excessive inventory stockpiles, increased competition and lower pricing. During this downturn, we managed the price erosion by implementing cost reduction measures in our production lines and focusing on the power semiconductor market, which, historically, has experienced longer product life cycles, and less average selling price erosion than the market for non-power integrated circuit semiconductors.

Capacity Utilization

Our results of operations are affected by the capital-intensive nature of our business. A significant portion of our costs, principally relating to assembly and test equipment, are fixed. Increases or decreases in capacity utilization rates can have a significant effect on our gross profit margin and profitability since the unit cost of our services generally decreases as fixed costs, such as equipment depreciation expense, are spread over a larger number of units. Depreciation expense as a percentage of cost of sales was 13.1% in 2007, 16.5% in 2006 and 22.2% in 2005. In 2007, the decrease in depreciation was primarily due to the decrease in depreciable fixed assets since portion our fixed assets were fully depreciated and due to the impairment losses recognized in prior years.

Pricing

Prior to 2007, our results of operations were affected by decreases in the average selling price of our semiconductor device packages. The erosion of the average selling price generally has been less severe in the power semiconductor market than the non-power integrated circuit semiconductor market. We attempt to offset these decreases in average selling price by developing and marketing larger and higher-priced packages and services, taking advantage of economies of scale and higher productivity resulting from higher volumes, and developing and implementing other cost reduction strategies. We believe these strategies will allow us to obtain higher margins on our device packages, which should, in turn, help to mitigate selling price erosion. In the past, we have successfully negotiated volume discounts on raw materials as our production volumes have increased. We also operate captive assembly and test lines for some of our customers using equipment consigned to us by those customers. These arrangements tend to reduce our fixed costs and provide us with improved margins and profitability as a result of lower equipment depreciation expenses since the customer owns the equipment lines.

In 2007, our average selling price increased due to an increase in copper prices that were passed on to our customer. We do not charge a standard or uniform fee per semiconductor assembled and tested. The selling price of our semiconductor device packages is determined by the materials used and the complexity of the device in terms of assembly and test operations. As the prices of different device packages vary, the mix of packages produced and the contractual arrangements with the customers also affect revenue and profitability.

Business Initiatives

In 2007, we undertook the following additional measures to address profitability: (i) improving sales growth, (ii) improvement of productivity, manufacturing efficiency and equipment capabilities and (iii) management of customer and package mix towards higher average selling prices and better margin packages.

In 2008, we are undertaking the following measures to address profitability:

a.	Adoption of business economic measures enabling us to pass on to customers the raw materials price increases based on pre-agreed benchmarks;

b.	Development of new captive businesses by entering into a sales and investment agreements with a major customer with committed production volume, higher selling price and underutilization charges in case of shortfall versus commitments;

c.	Growth through diversification:

•	Development of business partnership with new customers based in different geographies;

•	Development and positioning of new packages that have higher contribution margin;

d.	Reduction of raw materials cost, operating costs and overhead cost through purchasing programs; substitution of raw materials; power usage reduction and conservation projects; and rationalization of supervisor/management organization levels;

e.	Improvement of productivity, manufacturing efficiency and equipment capabilities through introduction and launching of continuous improvement circles;

f.	Approval of capital expenditures that meet certain financial and productivity criteria;

g.	Development of partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions;

h.	Contract renegotiation for U.S. dollar-based pricing thus promoting natural hedging and avoiding foreign exchange losses;

i.	Negotiation for additional credit facilities with other banks and financial institutions. We are currently in discussion with a local financial institution for the availment of a $15 million credit facility to finance its current operations and investing activities. The facility will be available for five years with one year grace period.

j.	Renegotiation and repayment of existing debt utilities as follows:

•

Our company has a $10.0 million credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria) that is available to PSi Technologies and PSi Laguna of which $8.8 million has been drawn and outstanding as of December 31, 2007. The credit facility has been available to our company since 2002 and has been renewed annually every year thereafter until December 31, 2006. On April 27, 2007, we entered into a Second Supplemental Agreement with RZB-Austria which extended the maturity of the credit facility from December 31, 2006 through March 31, 2008. RZB-Austria has also deleted the “Financial Covenants” section of the credit facility in its entirety. However, RZB-Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest thereon shall be immediately due and payable. As of July 11, 2008, our company is in the process of finalizing the documentation and contractual requirements for the extension of the $10.0 million credit facility from RZB-Austria.

•

Our company has a revolving facility for a promissory note of $3.0 million including the availability of a letter of credit up to $450,000 with Philippine Veterans Bank (PVB, a local commercial bank). The facility was signed on July 13, 2006 and is available in multiple drawdowns of up to 90 days promissory note. The facility is subject to annual review on or before April 11 of each year up to April 11, 2010. As of December 31, 2007, the outstanding short-term loan payable to PVB amounted to $1.3 million. On May 16, 2008, the BOD of PVB, after completing the annual review of our existing $3.0 million credit facility, has approved the increase in the limit for the letter of credit from $450,000 to $1.5 million.

•

The 2003 Exchangeable Senior Subordinated Note (the “2003 Note”) issued to Merrill Lynch LLC was amended to mature on July 31, 2008, all other terms and conditions apply. On July 31, 2008, Merrill Lynch LLC may opt to redeem the note together with the accrued interest and any unpaid interest. The Board of Directors in its May 26, 2008 meeting, after reviewing the financial condition of the company and in consideration of the maturity date, terms and conditions of the 2003 Note has delegated to the Audit Committee the negotiation with Merrill Lynch LLC regarding the extension of the 2003 Note to June 2009. The Audit Committee, being an independent body, in its subsequent meetings has reviewed the financial position of the company and in consideration of the general business environment, including the performance of the company’s share price, has proposed a term sheet which is currently under discussion. As of July 11, 2008, the Audit Committee and Merrill Lynch LLC have reached an agreement in principle for the extension.

Organization and Facilities

We conduct all our operations in the Philippines through our subsidiaries. PSi Technologies, Inc. is our principal operating subsidiary and operates our main assembly and test facility located in Taguig, Metro Manila. We commenced commercial operations at our Taguig facility in 1988.

PSi Technologies Laguna, Inc., our other operating subsidiary and a wholly owned subsidiary of PSi Technologies, Inc., operates our second assembly and test facility located in Calamba, Laguna. We commenced commercial operations at our Laguna facility in late 1999, and we expanded our capacity in year 2000.

We had a third facility that we acquired through our subsidiary, Pacsem Realty, Inc., at a site near our existing facility in Laguna where construction of the building shell was completed in 2001. We deferred its activation due to the effects of he downturn of the semiconductor industry and the recent registration of our Taguig facility under PEZA. In January 28, 2005, we entered into a contract to sell our unutilized third site in Laguna to ILO Land, Inc. (“ILO”), an unrelated Philippine corporation in the business of commercial and industrial property development and leasing, for $2.5 million, with $1.0 million payable upon signing and the balance payable ever six months in six equal payments through January 2008. On June 12, 2007, our company offered ILO a 6% discount on the fifth and sixth installments if ILO paid its outstanding obligations before the due dates of July 28, 2007 and January 28, 2008, respectively, which it did. On June 12, 2007, ILO paid us an aggregate of $470,000, which includes the 6% discount.

Pacsem Technologies, Inc., a wholly owned subsidiary of PSi Technologies, Inc., is a California-based corporation that conducts our marketing and purchasing activities in the United States. Because of the organizational changes implemented in 2005, we closed our California and Arizona offices effective January 31, 2006. Currently, our marketing operations is being handled by PSi Technologies in the Philippines. In addition, we previously had a marketing office in Tempe, Arizona; and a sales and marketing office in Tokyo, Japan under a sales and marketing agreement dated September 18, 2001 with Tokai Bussan Co. Ltd. (Tokai) of Japan. The sales and marketing agreement was terminated on April 1, 2005. However, Tokai currently serves as our agent for selected Japanese customers.

As part of our strategy to provide assembly and test services in China, PSi Technologies signed an agreement with the Chengdu Hi-Tech Zone (CDHZ) to lease for a period of three years with an option to purchase within three years, two (2) pre-fabricated buildings for the purpose of providing assembly and test services in the Chengdu Sichuan Export Processing Zone, Chengdu City, Sichuan Province, PRC. Each building has a covered area of approximately 2,592 square meters sited on approximately 4,117.5 square meters of land. We signed a lease agreement with the Sichuan Chengdu Export Processing Zone Investment Development Co. Ltd., a corporation of the CDHZ, on January 19, 2004. PSi Chengdu ceased commercial operations on April 30, 2006. PSi Chengdu is currently in final stages of dissolution.

On January 14, 2004, we signed a long-term supply agreement with NXP Semiconductors (formerly Philips Semiconductors) to provide outsourced power semiconductor assembly and test services through PSi Chengdu. The products to be packaged and tested for NXP Semiconductors are bipolar power products ranging from epitaxial diodes, deflection transistors, damper diodes, triacs and thyristors. The end applications for these products are consumer electronic devices, white goods, lighting, power supplies and industrials for the international and China markets. Due to the closure of PSi Chengdu, the long-term supply agreement with NXP Semiconductors was terminated on September 27, 2006. We did not incur any cost or penalties in relation to the termination.

A chart of our manufacturing facilities is provided below:

Manufacturing

Sites

Site 1 (Operational)	Site 2 (Operational)
Food Terminal Inc. Special Economic Zone Taguig, Metro Manila, Philippines	Carmelrey Industrial Park II Barangay Tulo, Laguna, Philippines
Operated by: PSi Technologies, Inc.	Operated by: PSi Technologies Laguna, Inc.

Changes in Exchange Rates

We use the U.S. dollar as our functional and reporting currency because all our revenue and a large proportion of our costs are denominated in U.S. dollars. Assets, liabilities, revenues, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency using the exchange rate at the date of the transaction. Accordingly, monetary assets and liabilities denominated in Philippine pesos, Chinese renminbi and other foreign currencies have been translated into U.S. dollars using the exchange rates at the relevant balance sheet date. Non-monetary items are translated at historical rates. Gains and losses from foreign currency transactions are credited or charged to current operations.

Significant portion of our costs particularly labor cost and utilities are denominated in Philippine peso. Further, certain raw materials and equipment that we are using were purchased in Japanese yen and European euro. As a result of currency variations particularly due to continuous decline in value of U.S. dollar against Philippine peso, Japanese yen and European euro and other currencies, our cost tend to increase when translated into U.S. dollar. We recognized foreign exchange losses amounting to $1.0 million and $0.5 million in 2007 and 2006, respectively.

Our principal strategy to reduced risks associated with exchange rate fluctuations is by ensuring that as much as possible, all our costs are transacted in U.S. dollar including rentals and local purchases.

2007 Highlights

Highlights for 2007 are:

•

Manufacturing. We continued to focus on improving all aspects of our manufacturing operations, including the substitution of lower cost raw materials and supplies, reduction in packaging costs and improvements to production processes. Our consolidated cost of sales increased by $2.8 million or 3.3% from $86.0 million in 2006 to $88.8 million in 2007. The increase was primarily due to the increase in the cost of our raw materials and labor due to changes in product mix to package with high material costs, increase in copper prices and continued appreciation of the Philippine peso versus the U.S. dollar. The increase in raw materials and labor was partially offset by the decrease in our depreciation and repairs and maintenance expense. Cost of sales as a percentage of revenue decreased from 95.9% in 2006 to 95.0% in 2007. As a result, we achieved consolidated gross profit of $4.7 million in 2007 as compared to gross profit of $3.7 million in 2006. Raw materials increased from $40.8 million in 2006 to $46.0 million in 2007 due to the change in product mix to package with high material costs and increase in copper price. Labor costs increased from $11.8 million in 2006 to $12.0 million in 2007 primarily due to government-mandated wage increase and the continued appreciation of the Philippine peso against the U.S. dollar. Depreciation included in the cost of sales decreased by 17.7% from $14.2 million in 2006 to $11.7 million in 2007 primarily due to a decrease in depreciable assets, as certain fixed assets were fully depreciated.

•

Marketing. Since 2005, we have conducted a package portfolio review to determine additional measures to improve the overall profitability of marginal packages, versus our available production capacities and core competencies. We then adjusted our marketing strategies to target higher margin and average selling price packages and non-IDM customers, and allocated capacities and priorities accordingly. We initiated discussions with our customers to institute selective increases in average selling prices, to offset the increase in raw materials expenses arising from higher commodity prices. We decided to concentrate all demand for Philippine-based assembly and test services in our two operational facilities in the Philippines. In 2007, we also reorganized our sales and marketing organization in order to diversify our customer base and manage business relationships for consistent profitability and market share growth.

•

Financing. In 2007, we incurred $3.4 million in capital expenditures. Of that amount, $0.4 million in capital expenditures was funded through suppliers’ credits. We financed such capital expenditure from funds generated from operations, suppliers’ credits and from the increased trade payable and financing facility from RZB-Austria and PVB.

On April 27, 2007, we entered into a Second Supplemental Agreement with RZB-Austria which extended our credit facility from December 31, 2006 until March 31, 2008. However, RZB-Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest shall be immediately due and payable. As of July 11, 2008, we are in the process of finalizing the requirements for the extension of the $10.0 million credit facility from RZB-Austria. Under the agreement, RZB-Austria also agreed to remove the financial covenants previously required of us. Our total loan balance under this credit facility was $8.8 million as of December 31, 2007.

In July 2006, we entered into a revolving promissory note of $3 million (including the availability of a letter of credit of up to $450,000) with PVB. On May 16, 2008, the board of directors of PVB, approved an increase in the amount of letter of credit from $450,000 to $1.5 million.

2008 Outlook

In 2008, we intend to strengthen our position as a leading global provider of assembly and test services targeted specifically at the power semiconductor market in the following ways:

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

We will work to strengthen our existing relationships with our key strategic customers to win an increasing percentage of their back-end production business, as we transform our business model from a provider of overflow capacity to a provider of base capacity. Our major IDM customers’ in-house assembly and test capacity represents both our largest competition and our best opportunity for incremental growth. We intend to capture our key customers’ outsourced assembly and test business by working closely with them to meet their product performance requirements, offering them the broadest array of power packages and services in the industry, and aggressively managing our supplier relationships and the manufacturing process to reduce costs. In addition, recent industry developments indicate a trend among semiconductors manufacturers to consign or sell their manufacturing assets to a third party assembly and test provider as a strategy for reducing their cost structures and capital costs, without reducing assembly and test capacities; and focus on wafer semiconductor manufacturing while outsourcing their assembly and test requirements to independent third-party providers to reduce capital expenditures.

•	Enhance Our Power Assembly and Test Technology and Design Services

We intend to continue to develop our power semiconductor assembly and test technology and design services to meet our customers’ needs. The Power Quad Flat No lead (Power QFN) is an example of a leading-edge package that we have recently developed. We coordinate our development efforts with our customers to ensure that our packages and services meet their power design specifications and increase the efficiency of our research and development efforts. Intellectual property that has recently been developed for the Power QFN packages includes co-designing devices with copper clip and solder die attach. We believe these advanced interconnect technologies and materials can be used to improve the performance of legacy packages. Currently we are developing an advanced cooling technology which should lead into a new patent application.

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

We are in the process of developing and continuing to develop a non-traditional market base for our existing assembly and test capabilities and capacities, by identifying and selling to fabless or assembly-less companies. Our current legacy products have been in existence for over two decades. Such packages have not only lost their upward surge market, where prices can go at premiums, but due to their maturity, have become very low margin products. Selling to fabless companies permits us to maintain a better price premium and helps to cushion us from market volatility. Fabless companies do not have the option of “pulling-in” to fill up internal capacity, and remain relatively loyal to their outsource partners.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates, including those related to depreciation, provision for impairment losses, allowance for doubtful accounts, allowance for inventory obsolescence, allowance for input taxes and tax credit certificates, valuation allowance for deferred tax assets, assumptions used for the actuarial valuation for pension, valuation of options under share-based compensation, contingencies and measurement of fair value of financial instruments. We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements.

Depreciation and Amortization

Our property, plant and equipment are carried at cost less accumulated depreciation. We use our business judgment in determining estimated useful lives of property, plant and equipment used in computing depreciation as follows:

Machinery, equipment and accessories	3 – 8 years
Leasehold improvements	5 – 10 years or the term of the lease agreement, whichever is shorter
Office furniture, fixtures and equipment	3 – 5 years
Transportation equipment	5 years

The useful lives and depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. We routinely review the remaining estimated useful lives of machinery, equipment and accessories to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of our machinery, equipment and accessories. However, due to the nature of our operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment and machinery is dedicated to specific customers, we may not be able to accurately anticipate declines in the utility of our machinery, equipment and accessories.

No depreciation is provided on property, plant and equipment under construction or awaiting qualification or technical completion.

When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to current operations.

Impairment of Long-Lived Assets

We review long-lived assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We assess the fair value of the assets based on the undiscounted future cash flow such assets are expected to generate. We recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, we reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. In 2007, we recognized an impairment loss on assets that were abandoned due to irreparable defects, cannibalization or dismantlement and which we assessed to have no salvage value. We recognized an impairment loss amounting to $0.7 million as a result of abandonment of these assets. Due to our continuous operating losses, we reviewed our machinery and equipment with low utilization rates and those that were used in packages with low margins for impairment. We performed test of recoverability of these assets by comparing the carrying amount of these assets to the undiscounted future net cash flows expected to be generated by these assets. Based on the review performed, we did not recognized further impairment in 2007.

Revenue Recognition

We have three primary revenue streams related to the assembly and test of semiconductor products used for power conversion or power management applications: assembly-only, testing-only, and assembly and testing. Revenue from assembly only and test-only services is recognized upon the completion of the related service that coincides with the shipment of packaged semiconductors to the customers. For arrangements involving both assembly and test services, revenue is recognized upon the completion of test services that coincides with the shipment of the packaged semiconductors to the customers. We do not take ownership of customer-supplied semiconductor raw materials. Title and risk of loss remain with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. Such policies are consistent with the provisions of the U.S. SEC’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” which supersedes SAB No. 101. SAB No. 104 requires that the following four criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts at a level considered adequate to provide for uncollectible receivables. The level of allowance is based on historical collections, changes in customer payment terms and other factors that affect collectibility. Past due accounts are those receivables which are uncollected as of end of credit term specific to each customer.

An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the year.

•

Accounts receivable trade: Full allowance is provided for trade receivables specifically identified to be uncollectible. Remaining over 180 to 360 days past due accounts are provided with allowance based on our customer’s historical pattern of payment and our collection experience.

•	Receivable from employees: Full allowance is provided for employees separated from our Company, net of salaries and benefits payable by the Company to the employee.

Inventory Valuation

Inventories are stated at the lower of cost or market, after provision for obsolete, slow and non-moving items. The valuation of inventory requires us to estimate obsolete or excess inventories as well as inventory that are not of saleable quality. Provision for inventory obsolescence is estimated for non-moving, slow moving and uncommitted inventories. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than projected revenue assumptions, additional allowance for inventory obsolescence may be required, which may have a negative impact on our gross profit.

Provision for Income Taxes

We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities and provisions. Further, the adoption of the Financial Accounting Standards Board (FASB) interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (FIN 48) requires an evaluation of the probability of any tax uncertainties and the booking of the relevant charges.

We are also required to provide valuation allowance on deferred tax assets equivalent to an amount we believe is not realizable in the future. In determining the amount of the valuation allowance, we consider all available evidence of realization including future taxable income, income tax holiday incentives and ongoing prudent and feasible tax planning strategies, in each taxing jurisdiction. If all or a portion of the remaining deferred tax assets will not be realized, the valuation allowance will be increased with a charge to income tax expense. Conversely, if we can ultimately utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense. We are monitoring on an ongoing basis our ability to utilize our deferred tax assets and the continuing need for a related valuation allowance.

In May 2004, the area where our Taguig facility is located was declared as a special economic export zone entitled to tax incentives. All of our operations which have previously been subjected to an income tax of 32% are currently taxed at a rate of 5% of gross income. Gross income is defined as net sales less cost of sales.

In 2007, we were in a taxable income position that resulted in the recognition of income tax expense amounting to $19,253. We provided a 100% valuation allowance on our deferred tax assets because we do not expect to realize tax benefits from such deferred tax assets in the future given our recurring losses.

Pension Cost and Other Retirement Benefits

The determination of our obligation and cost for retirement benefits is dependent on the selection of certain assumptions determined by the management and used by the actuary in calculating such amounts. Those assumptions are described in Note 15 to the consolidated financial statements, and include, among other things, discount rate, expected rate of return on plan assets and rate of future salary increase. The discount rate is an important assumption that is subject to annual evaluation. In evaluating the discount rate for 2007, management determined the rate of high quality, risk-free Philippine government bonds with maturities matching the anticipated benefit payment steam arriving at a rate of 10.28% in 2007. This rate is significantly higher than the 6.1% used in 2006 due to the relative yield increase for long-term Philippine government bonds of approximately 4% as indicated by the MART1 benchmark rate for pricing Philippine peso-denominated government securities. While we believe that our assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect our retirement obligations. The accrued benefit cost as at December 31, 2007 and 2006 amounted to $1.7 million and $3.2 million, respectively. We adopted the recognition and disclosure provisions of FASB Statement No. 158 (SFAS No. 158), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans and initially applied those to the funded status of our defined benefit pension plans as of December 31, 2006.

Share-Based Payment

We award bonuses to directors, officers and employees in the form of share options, from time to time, on a discretionary basis. The options are subject to certain service vesting conditions. We apply FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which began January 1, 2006. SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee’s stock options, be measured at grant-date fair value and expensed over the service period (generally the vesting period). As discussed in Note 16 to the consolidated financial statements, we use the Black-Scholes option pricing model, which requires various assumptions to calculate the value of options at date of grant which include expected volatility, risk-free rate, dividend yield, expected term, among others. SFAS No. 123(R) requires us to estimate expected forfeitures at the grant date and recognize compensation expense only for those awards expected to vest. Forfeitures are estimated based on historical experience and are periodically reviewed. While management believes that its assumptions are reasonable and appropriate, significant difference in actual experience or significant changes in the assumptions may materially affect our stock compensation expense.

We recognized a reversal of stock compensation expense amounting to $123,012 in 2007 due to options that were forfeited while a stock compensation expense of $159,013 was recorded in 2006 (see Note 16).

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

A. Results of Operations

The following table presents selected operating data as a percentage of revenue for the periods indicated:

	For the years ended December 31
	2007	2006	2005
Revenue	100.0%	100.0%	100.0%
Cost of sales	95.0	95.9	103.1

Gross profit (loss)	5.0	4.1	(3.1)
Operating expenses:
General and administrative	7.4	7.7	8.6
Research and development	1.3	1.3	1.7
Selling and marketing	0.9	0.7	1.3
Special charges	0.7	2.1	2.0
Provision (reversal of allowance) for doubtful accounts	0.3	—	(0.1)

Total operating expenses	10.6	11.8	13.5

Loss from continuing operations	(5.6)	(7.7)	(16.6)

Other income (expenses)—net
Interest and bank charges—net	(3.9)	(3.7)	(3.9)
Foreign exchange losses—net	(1.1)	(0.6)	(0.2)
Lease income	0.2	0.1	0.2
Income on refund from a utility company	—	0.1	0.3

Total other expenses	(4.7)	(4.1)	(3.6)

Loss from continuing operations before income tax	(10.4)	(11.8)	(20.2)
Provision for income tax	—	0.2	0.2

Net loss from continuing operations	(10.4)	(12.0)	(20.4)
Loss from discontinued operations	—	(0.9)	(6.7)

Net loss	(10.4%)	(12.9%)	(27.1%)

Revenues and Gross Margins

	Year to Year Comparison for Years Ended December 31 (Thousands of dollars)
	2007	2006	2005
Revenue	$93,513	$89,737	$72,868
Cost of sales	88,847	86,048	75,137

Gross profit (loss)	$4,666	$3,689	($2,269)

Gross profit (loss) percentage	5.0%	4.1%	(3.1%)

2007 versus 2006. Our revenues increased by $3.8 million (4.2%) from $89.7 million in 2006 to $93.5 million in 2007. The increase is principally driven by the change in product mix towards packages with higher selling prices and by increases in copper prices to the extent that they were passed on to our customers. By geographical market, sales to our customers in the United States decreased by 13.5% to $17.4 million in 2007 from $20.1 million in 2006, due primarily to a sales reduction from Texas Instruments Inc. and from Semiconductor Components Industries, Ltd. as a result of reduced demand. Sales to our European customers increased by 12.0% to $75.1 million in 2007 from $67.0 million in 2006 primarily due to an $7.8 million increase in sales from Infineon and Spett.le STMicroelectronics. Sales to our customers in Asia decreased by 60.0% to

$1.1 million in 2007, from $2.6 million in 2006, due primarily to the reduction in sales to Vishay Intertechnology Asia, PTE. The geographical distribution of our revenue is classified according to the domicile of our customers, and not according to the actual locations where the end products are finally assembled, marketed and sold.

Cost of sales includes cost of raw materials used to assemble our packages, depreciation of assembly test, and other equipment used in operations, labor and manufacturing overhead. Cost of sales increased by 3.3%, or equivalent to $2.8 million, from $86.0 million in 2006 to $88.8 million in 2007. The increase was primarily due to increases in cost of raw materials and labor due to unfavorable package mix and continued appreciation of the Philippine peso versus the U.S. dollar. The increase in raw materials and labor was partially offset by the decrease in depreciation, and repairs and maintenance. Cost of sales as a percentage of revenue decreased from 95.9% in 2006 to 95.0% in 2007 due mainly to the increase in revenue generated by our facility in Laguna resulting to high recovery of manufacturing fixed cost and decline in depreciation expense. Further cost of sale as percentage of revenue is also affected by the change in product mix for devices sold during the year. Cost of raw materials increased from $40.8 million in 2006 to $46.0 million in 2007 due to the change in product mix to semiconductor devices with high material costs. Further, there are significant increases in the cost of our raw materials including copper, gold, silver, nickel and crude oil. Since our labor costs is denominated in Philippine peso, increase in labor cost from $11.8 million in 2006 to $11.9 million in 2007 is primarily due to the continued appreciation of the Philippine peso versus the U.S. dollar coupled with minimum wage increases required by Philippine law. Depreciation decreased by 17.7% from $14.2 million in 2006 to $11.7 million in 2007. This is mainly due to the decrease in depreciable assets in 2007 since significant portion of our fixed assets has already been fully depreciated or were written down to recoverable values in prior years as a result of impairment review performed in accordance with SFAS No.144. Depreciation as a percentage of sales was 15.8% in 2006 and 12.5% in 2007.

Given the foregoing, we achieved a gross profit of $4.7 million in 2007 as compared to gross profit of $3.7 million in 2006.

2006 versus 2005. Revenues increased by $16.9 million, or 23.2%, to $89.7 million in 2006 from $72.9 million in 2005. The increase is principally driven by the increase in sales volume from our top five customers and a shift towards packages with a higher selling price. The sales volume of our top five customers increased by 15.2% from 0.99 million units in 2005 to 1.140 million units in 2006. The increase was partially offset by the decrease in sales volume of other customers. By geographical market, sales to our customers in the United States decreased by 0.9% to $ 20.1 million in 2006 from $20.3 million in 2005, due primarily to a sales reduction from Texas Instruments Inc. by $1.9 million as a result of reduced demand. The decrease was partially offset by an increase in Semiconductor Components Industries, Ltd. revenue by $1.5 million. Sales to our European customers increased by 38.1% to $67.0 million in 2006 from $48.5 million in 2005 primarily due to an $18.0 million increase in sales from Infineon and Spett.le STMicroelectronics. Sales to our customers in Asia decreased by 35.2% to $2.6 million in 2006, from $4.1 million in 2005, due primarily to the reduction in sales to Vishay Intertechnology Asia, PTE. The geographical distribution of our revenue is classified according to the domicile of our customers, and not according to the actual locations where the end products are finally assembled, marketed and sold.

Cost of sales includes cost of raw materials used to assemble our packages, depreciation of assembly, test, facilities and facilities support equipment, labor and attributed overhead. Cost of sales increased by 14.5%, or equivalent to $10.9 million, from $75.1 million in 2005 to $86.0 million in 2006. The increase was primarily due to increases in cost of raw materials, labor, and utilities due to an improvement in overall sales. The increase in raw materials, labor and utilities was partially offset by the decrease in depreciation. Cost of sales as a percentage of revenue decreased from 103.1% in 2005 to 95.9% in 2006 due to an improvement in package mix, increase in copper price was passed on to our customers and a decrease in depreciation. Cost of raw materials increased from $32.1 million in 2005 to $40.8 million in 2006 due to increase in sales volume of our top five customers by 13.2%. Raw materials as a percentage of revenue slightly increased from 44.0% in 2005 and 45.5% in 2006 since majority of the copper increases in 2006 were passed on to our customers. Labor costs increased from $9.7 million in 2005 to

$11.8 million in 2006 primarily due to increases in overtime and retirement benefits and continued appreciation of the Philippine peso versus the U.S. dollar. Utilities costs increased from $5.6 million to $6.6 million due to an increase in electricity consumption owing to the increase in sales volume from our top five customers and the continued appreciation of the Philippine peso versus the U.S. dollar. Utilities as a percentage of revenue were 7.3% in 2006 and 7.6% in 2005. Depreciation decreased by 15.0% from $16.7 million in 2005 to $14.2 million in 2006, primarily due to the decrease in depreciable assets in 2006 as certain fixed assets were fully depreciated in 2005 and the first quarter of 2006. Depreciation as a percentage of sales was 22.9% in 2005 and 15.8% in 2006.

We achieved a gross profit of $3.7 million in 2006, an improvement from a gross loss of $2.3 million in 2005 due to higher sales volume from our top five customers, favorable package mix, an increase in copper price that was passed on to our customers and a decrease in depreciation.

Operating Expenses

	For the years ended December 31 (Thousands of dollars)
	2007	2006	2005
General and Administrative	$6,866	$6,930	$6,244
Research and Development	1,236	1,151	1,201
Selling and Marketing	846	670	962
Special Charges	684	1,884	1,483
Provision (reversal of allowance) for doubtful accounts	314	10	(85)

Total Operating Expenses	$9,946	$10,645	$9,805

Percentage of Net Sales (%)	10.6%	11.9%	13.5%

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

2007 versus 2006. There is a decrease in G&A expenses in 2007 from $6,930 thousand in 2006 to $6,866 thousand in 2007. This is mainly due to the decrease in professional fees by $0.8 million in 2007. The decrease was partially offset by the increase in labor costs due to the continued appreciation of the Philippine peso against the U.S. dollar.

2006 versus 2005. G&A expenses increased by 11.0% from $6.2 million in 2005 to $6.9 million in 2006. The increase was primarily due to the increase in professional fees brought about in part by the restatement of financial statements. The increase was partially offset by the decreases in depreciation, insurance and retirement cost.

Research and Development Expenses

Research and development costs include costs directly attributable to the conduct of research and development programs primarily related to the development of our new package designs. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation and maintenance of research equipment, services provided by outside contractors, and the allocable portions of facility costs such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services directly attributable to the research and development initiative. All costs associated with research and development are expensed as incurred.

2007 versus 2006. Research and development expenses increased by 7.4% from $1.15 million in 2006 to $1.24 million in 2007 due primarily to the increase in labor cost, and materials and supplies used. Further, we hired a new Chief Technology Officer in April 2007.

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

2007 versus 2006. Sales and marketing expenses increased by 30.5% from $670 thousand in 2006 to $873 thousand in 2007, due primarily to the increase in labor cost brought about primarily by the decline in value of US dollar compared with Philippine peso. Further in 2007, we appointed an expatriate to handle our sales and marketing operations.

2006 versus 2005. Sales and marketing expenses decreased by 30.4% from $962 thousand in 2005 to $670 thousand in 2006, due primarily to the closure of our U.S. purchasing and marketing office in January 2006.

Special Charges

2007 versus 2006. In 2007, we recognized an impairment loss on assets that were abandoned due to irreparable defects, cannibalization or dismantlement and which we assessed to have no future value. We recorded an impairment loss amounting to $0.7 million in 2007 as a result of abandonment of these assets. In 2006, as a result of our annual review for impairment of our property, plant and equipment due to our recurring losses since 2001, we recognized an impairment loss amounting to $0.4 million since the carrying value of the group of assets exceeds its fair value. The determination of fair value was based on our expected cash flow from used of assets using an effective interest rate of 7.719%, determined based on 4.719% yield rates on 4-year Republic of the Philippines (ROP) bonds as quoted by the BTr as of December 31, 2006 plus 3% risk premium. Also in 2006, the Company recognized additional impairment loss amounting to $1.5 million due to the write-down of net book value of certain machinery and equipment which we no longer use in operations and based on our assessment has no expected future value.

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

Net Interest and Bank Charges

	For the years ended December 31 (Thousands of dollars)
	2007	2006	2005
Interest expense, bank and financing charges	($3,708)	($3,518)	($3,029)
Interest income	90	160	155

Interest and bank charges—Net	($3,618)	($3,358)	($2,874)

2007 versus 2006. Net interest expense increased by 7.8% from $3.4 million in 2006 to $3.6 million in 2007. The increase was due principally to the interest expense of the accrued interest on the $4 million and $7 million exchangeable senior subordinated notes that was converted to principal in 2007.

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

2007 versus 2006. We recognized a net foreign exchange loss of $1.0 million in 2007 compared to net foreign exchange loss of $0.5 million in 2006, principally due to the effect of settlement and remeasurement of transactions and balances denominated in Philippine peso, Japanese yen and European euro into U.S. dollar. In 2007, the Philippine peso, European euro and the Japanese yen appreciated relative to the U.S. dollar. The Philippine peso appreciated significantly in 2007 from year-end rate of P49.03 as at December 31, 2006 to year-end rate of P41.28 as at December 31, 2007.

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

Provision for Income Tax

	For the years ended December 31 (Thousands of dollars)
	2007	2006	2005
Provision for income tax	19	191	120

2007 versus 2006. We recognized a provision for income tax of $19,253 in 2007 compared to provision for income tax of $191,033 in 2006. No deferred asset was recognized in 2007 and 2006.

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

Results of Discontinued Operations

On September 8, 2005, the representatives of the Management Committee of the CHTZ, and the Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plan to convert the Southern Export Processing Zone where PSi Chengdu is located into a commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. On April 5, 2006, our board of directors informed the Management Committee of the CHTZ of our decision to close our facility in Chengdu City, Sichuan Province, China. PSi Chengdu ceased commercial operations on April 30, 2006. Liquidation procedures were completed on October 12, 2006. PSi Chengdu is currently in the process of completing the final requirements for dissolution.

A summary of the results from discontinued operations is as follows:

	For the years ended December 31
	2006	2005
Net sales	$2,354,739	$7,473,187
Gross profit (loss)	129,030	(202,137)
Operating loss from discontinued operations	(861,551)	(4,854,268)
Other income (expense)	76,690	(21,693)
Net loss from discontinued operations	(784,861)	(4,875,961)

B. Liquidity and Capital Resources

Liquidity

In 2007, we funded our operations and capital expenditures primarily through cash from operations (including receivables collections), short-term loans, and short-term supplier credits. As of December 31, 2007, we had $22.2 million in current assets, of which $3.4 million are in the form of cash, $12.8 million in trade and other receivables, and $4.5 million in inventories. We used funds supplied by our banks to acquire certain inventories, which are held under a “trust arrangement.” These arrangements are evidenced by trust receipts and we are accountable to our banks until the amounts supplied under the trust arrangements have been repaid.

Operating Activities

Net cash provided by operating activities is net loss adjusted for certain non-cash items and changes in certain assets and liabilities. For 2007 compared to 2006, the decline in net cash provided by operating activities from $11.1 million in 2006 to $3.9 million in 2007 is mainly due to the decrease in our trade and other payables as a result of the settlement of our current obligations. This is offset by the decline in net loss in 2007 compared with 2006 and decrease in current assets. There is a net cash provided by operating activities amounting to $11.1 million in 2006 compared with net cash used in operating activities of $4.2 million in 2005. The positive operating cash flow position in 2006 compared with 2005 is primarily due to the significant decrease in net loss amounting to $11.6 million in 2006 compared with a net loss of 19.7 million in 2005. This is offset by the decline in our working capital in 2006 compared with 2005.

Investing Activities

Net cash used in investing activities totaled to $2.3 million in 2007 compared with $4.9 million in 2006. The decrease in net cash used in investing activities is mainly due to the decrease in payment of capital expenditures in 2007 of $2.9 million compared with $6.2 million in 2006. In 2006, there is an increase in net cash used in investing activities from $1.9 million in 2005 to $4.9 million in 2006. This is mainly due to the significant increase in fixed assets additions as a result of our new investment agreements with our customers which require us to increase our capacity in some of our packages.

Financing Activities

Net cash used in financing activities totaled $1.5 million in 2007 compared with $4.5 million in 2006. The decrease in net cash used in financing activities is due to the decrease in net payments made in loans payable coupled with the increase in restricted cash in 2007. In 2006, the net cash used in financing activities was due to our payment of trust receipts payable and short term loans to KBC—Philippine Branch. This was offset by the proceeds from short-term loans from PVB-Philippines in 2006.

Cash flows from discontinued operations are reported together with cash flows from continuing operations in the Consolidated Statements of Cash Flows. Net cash provided by (used in) operating, investing and financing activities from discontinued operations were as follows:

	For the years ended December 31
	2006	2005
Net cash used in operating activities	($1,779,406)	($1,580,962)
Net cash provided by (used in) investing activities	86,304	(318,058)
Net cash provided by financing activities	1,583,043	1,785,425

Capital Expenditures

We incurred a capital expenditure of $3.4 million in 2007 which principally relates to the acquisition of machinery and equipment for our production requirements. The majority of such capital expenditure relate to our expansion project, which involves the increase in the production capacity of our manufacture of power semiconductor devices.

We believe that net cash generated from operations and additional debt together with cash in bank and credit facilities, will be sufficient to meet our working capital and outstanding obligations to our equipment suppliers for the next 12 months. On April 19, 2006, PVB extended a revolving promissory note line amounting to $3.0 million including availability of a letter of credit up to $450,000. The facility is subject to annual review by PVB up to April 11, 2010 and a 90-day availability period. The Revolving Promissory Note Line Agreement was subsequently signed on July 13, 2006. On May 16, 2008, the BOD of PVB-Philippines, after completing the annual review of our existing $3.0 million credit facility, has approved the increase in the limit for the letter of credit from $450,000 to $1.5 million.

Capital Resources

Our continued operations as a going concern is dependent on our ability to generate sufficient cash flows from operations and/or seek other sources of financing; however there is no assurance that positive operating results can be achieved nor that any additional financing or refinancing can be obtained on favorable terms, if at all. To address the foregoing, we are undertaking the following:

a.	Adoption of business economic measures enabling us to pass on to customers such raw materials price increase based on pre-agreed benchmarks;

b.	Development of new captive businesses by entering into a sales and investment agreements with a major customer with committed production volume, higher selling price and underutilization charges in case of shortfall versus commitments;

c.	Growth through diversification:

•	Development of business partnership with new customers based in different geographies;

•	Development and positioning of new packages that have higher contribution margin;

d.	Reduction of raw materials cost, operating costs and overhead cost through purchasing programs; substitution of raw materials; power usage reduction and conservation projects; and rationalization of supervisor/management organization levels;

e.	Improvement of productivity, manufacturing efficiency and equipment capabilities through introduction and launching of continuous improvement circles;

f.	Approval of capital expenditures that meet certain financial and productivity criteria;

g.	Development of partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions;

h.	Contract renegotiation for U.S. dollar-based pricing thus promoting natural hedging and avoiding foreign exchange losses;

i.	Negotiation for additional credit facilities with other banks and financial institutions. We are currently in discussion with a local financial institution for the availment of a $15.0 million credit facility to finance its current operations and investing activities.

j.	Renegotiation and repayment of existing debt facilities as follows:

•	Our company has a $10.0 million credit facility from RZB-Austria that is available to PSi Technologies and PSi Laguna, of which $8.8 million has been drawn and outstanding as of December 31, 2007. The credit facility has been available to our Company since 2002 and has been renewed annually every year thereafter until December 31, 2006. On April 27, 2007, we entered into a Second Supplemental Agreement with RZB-Austria which extended the maturity of the credit facility from December 31, 2006 through March 31, 2008. RZB-Austria has also deleted the “Financial Covenants” section of the credit facility in its entirety. However, RZB-Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest thereon shall be immediately due and payable. As of July 11, 2008, we are in the process of finalizing the documentation and contractual requirements for the extension of the $10.0 million credit facility from RZB-Austria.

•	Our company has a revolving facility for a promissory note of $3.0 million including the availability of a letter of credit up to $450,000 with PVB. The facility was signed on July 13, 2006 and is available in multiple drawdowns of up to 90 days promissory note. The facility is subject to annual review on or before April 11 of each year up to April 11, 2010. As of December 31, 2007, the outstanding short-term loan payable to PVB amounted to $1.3 million. On May 16, 2008, the BOD of PVB, after completing the annual review of our existing $3.0 million credit facility, has approved the increase in the limit for the letter of credit from $450,000 to $1.5 million.

•	The 2003 Exchangeable Senior Subordinated Note (the “2003 Note”) issued to Merrill Lynch LLC was amended to mature on July 31, 2008, all other terms and conditions apply. On July 31, 2008, Merrill Lynch LLC may opt to redeem the note together with the accrued interest and any unpaid interest. The Board of Directors in its May 26, 2008 meeting, after reviewing the financial condition of the company and in consideration of the maturity date, terms and conditions of the 2003 Note has delegated to the Audit Committee the negotiation with Merrill Lynch LLC regarding the extension of the 2003 Note to June 2009. The Audit Committee, being an independent body, in its subsequent meetings has reviewed the financial position of the company and in consideration of the general business environment, including the performance of the company’s share price, has proposed a term sheet which is currently under discussion. As of July 11, 2008, the Audit Committee and Merrill Lynch LLC have reached an agreement in principle for the extension.

We believe that our current and future plans will enable us to continue as a going concern.

Special Tax Status

We have benefited from tax incentives available in the Philippines. Our Taguig facility was registered under R.A. No. 7916, otherwise known as the Special Economic Zone Act of 1995, which created the Philippine Economic Zone Authority. As of May 17, 2004, we became subject to a special tax rate of 5% of gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period. Income that is not related to our core activities such as lease income, gains from sale of assets or other activities that are not registered with PEZA are subject to income tax of 35%, effective November 1, 2005, which income tax rate will be reduced to 30% effective January 1, 2009.

Because we export all our products, we are subject to zero percent value added tax (VAT), in the Philippines. Ordinarily, a 12% VAT is imposed on the sale of goods and services in the Philippines.

With respect to our import of machinery and equipment, we are able to convert the VAT paid on the importation into tax credit certificates. These tax credit certificates can be used as payment for import VAT and customs duties where so permitted by the Philippine Bureau of Customs on other imports. Likewise, we also have tax credit certificates from the Bureau of Internal Revenue which arise from a refund of VAT paid on purchases of raw materials and supplies prior to being PEZA registered. These tax credits can be used to pay income tax and documents stamp tax but not for withholding taxes. They can also be sold for cash at a discount to other importers who are permitted to use them if so permitted by the Bureau of Customs and the Bureau of Internal Revenue, respectively. These tax credit certificates were all re-validated and or extended in compliance with memoranda issued from the Bureau of Internal Revenue. As of December 31, 2007, we have tax credit certificates of $86,251. These amounts are included in other current assets account as of December 31, 2007.

In addition, the legislation grants the following fiscal incentives for new projects of non-pioneering status:

•	tax and duty-free importation of capital equipment, raw materials and spare parts, which eliminates VAT and negates the need to convert VAT paid on importation into tax credit certificates;

•	an income tax holiday for new, expansion or additional projects which we may register with PEZA; and

•	a special tax rate of 5% on gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period.

Our Laguna facility is also registered under R.A. No. 7916, which grants the following fiscal incentives:

•	tax and duty-free importation of capital equipment, raw materials and spare parts, which eliminates

•	VAT and negates the need to convert VAT paid on importation into tax credit certificates;

•	an income tax holiday for new, expansion or additional projects which we may register with PEZA; and

•	a special tax rate of 5% on gross income derived from the sale of products produced at that facility, in lieu of all national and local taxes after the expiration of the income tax holiday period.

PSi Chengdu ceased commercial operations on April 30, 2006. As a result, PSi Chengdu was able to obtain clearances from State Tax Department and Chengdu Local Tax Department on January 24, 2007 and April 5, 2007, respectively. In 2007, PSi Chengdu did not receive any tax assessments from either the State Tax Department or Chengdu Local Tax Department. Currently, PSi Chengdu is in the process of completing the final requirements dissolution.

Recently Issued Accounting Standards

The FASB has issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Our company does not expect the adoption of SFAS No. 157 will have a material impact in the consolidated financial statements and disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). Unrealized gains and losses on instruments for which the Fair Value Option has been elected are reported in earnings at each subsequent reporting period. SFAS No. 159 is effective for annual periods beginning after April 1, 2008. We are currently in the process of determining the impact of the adoption of this new standard in our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No.141(R)). SFAS No. 141(R) requires, among other things, the acquiring entity in a business combination to recognize the fair value of all the assets acquired and liabilities assumed; the recognition of acquisition-related costs in the statement of operations; the recognition of restructuring costs in the statement of operations for which the acquirer becomes obligated after the acquisition date; and contingent arrangements to be recognized at their fair values on the acquisition date with subsequent adjustments recognized in the statement of operations. SFAS No.141(R) is effective for annual periods beginning after December 15, 2008 and should be applied prospectively for all business combinations entered into after the date of adoption. Our company does not expect that the adoption of SFAS No. 141(R) will have a material impact in our consolidated financial statements and disclosures.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin (ARB) No. 51” (SFAS No. 160). SFAS No. 160 requires that a non-controlling interest in a consolidated subsidiary be displayed in the consolidated statements of financial position as a separate component of equity. Under SFAS No. 160, gains or losses should not be recognized on sales of noncontrolling interests in subsidiaries. Differences between sale proceeds and the consolidated basis of outstanding noncontrolling interests should be accounted for as charges or credits to consolidated paid-in-capital. SFAS No.160 is effective for the first annual reporting period beginning on or after December 15, 2008. Our company does not expect that the adoption of SFAS No. 160 will have a material impact in our consolidated financial statements and disclosures.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS No. 161). SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities. This statement requires additional disclosures about the objectives of derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Our Company does not expect that the adoption of SFAS No. 161 will have a material impact in our consolidated financial statements and disclosures.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). SFAS No. 162 will become effective 60 days following the U.S. SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” We do not expect the adoption of SFAS No. 162 to have a material effect in our consolidated financial statements and disclosures.

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

As of December 31, 2007 we employed 34 professionals dedicated to research and development. Our management and other operational personnel are also involved in research and development activities. We spent a total of $1,236,054 in 2007, $1,150,922 in 2006 and 1,201,300 in 2005on research and development.

Patents and Licenses

On November 27, 2004, we signed a broad, multi-year patent license agreement with Amkor Technology, Inc. which grants us rights under Amkor Technology Inc.’s portfolio of patents relating to MicroLeadFrame technology, MicroLeadFrame® packages and QFN packages, and grants Amkor Technology, Inc. access to the intellectual property being developed by our company related to our Power QFN technology.

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

Currently, we are negotiating a technology partnership and co-development of an advanced cooling technology. We are also developing in the forefront of high temperature package for the future Silicon carbide industry.

We believe that our continued success depends in a large part on the technological skills of our employees and their ability to continue to innovate.

D. Trend Information

The Philippine economic downturn that began with the Asian Financial Crisis in 1997 to 1999. The downturn in the semiconductor industry in 2000 and the U.S. economic downturn that began in 2001 has made it more difficult for us to access adequate financing for our capital expenditures and to access such financing on attractive terms.

According to statistics from the Philippine Central Bank, the non-performing loan ratio of the Philippine banking sector has increased from 2.8% in 1996 to 14.9% in 2002, owing to the lingering effects of the Asian financial crisis. This has increased the reluctance of the Philippine Banking sector to extend credit facilities to corporations in general, and more especially for corporations with recent history of net losses. Similarly, the U.S. economic and semiconductor industry downturns that began in 2000 and resulted in the more than 77% decline in the technology heavy Nasdaq stock market index from its peak in February 2000 to the index’s low of 2002 has limited funding options for companies in the semiconductor industry.

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

F. Tabular Disclosure of Contractual Obligations.

The following table aggregates, as of December 31, 2007, our known contractual obligations and commitments.

Payments Due by Period

(U.S. dollars)

Contractual Obligations	Less than 1 Year	1-2 Years	3-5 Years	More than 5 Years	Total
Loans payable (1)	10,020,000	—	—	—	10,020,000
Operating lease obligations (2)	744,720	1,386,040	1,538,997	6,969,314	9.639,071
Merrill Lynch Exchangeable Notes includes amount representing accrued interest on exchangeable notes converted to principal of $3.3 million and does not include discount of $7.5 million (3)	5,317,840	9,005,939		—	14,323,779
Accrued retirement benefit obligation	—	11,274	314,859	1,349,143	1,675,276

(1)	Loans payable consist of outstanding liability to RZB-Austria amounting to $8.8 million and PVB-Philippines amounting to $1.3 million. See Notes 4, 9 and 11 to the Consolidated Financial Statements.
(2)	Operating lease obligations include the lease of land and building in Taguig and Laguna.
(3)	On July 3, 2003, PSi Technologies, Inc., our principal operating subsidiary, issued to a Merrill Lynch LLC a $4.0 million 5-year exchangeable senior subordinated note. The proceeds of the note were used to pay liabilities related to certain capital expenditures which came due in 2003. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes” for a summary of terms. The note matured on June 1, 2008 but was subsequently extended to mature on July 31, 2008. The note bears interest at a rate of 10% per annum, net of Philippine withholding tax payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares. We are not permitted to prepay the note in whole or in part. The note is exchangeable by Merrill Lynch LLC at any time into our common stock at a price of $1.15 per share. The initial exchange price was $1.47 per share, but was reduced to $1.15 per share due to the fact that we did not meet certain performance targets for the third and fourth quarters of 2003 as provided for in the note. If, at any time after July 3, 2006, our publicly-traded ADS (i) shall have traded at an average closing price of at least $3.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADS, for such period was equal to at least 33.33% of the number of shares into which the note is exchangeable, we may then notify Merrill Lynch LLC of our intent to redeem the note. The note will then be redeemed unless Merrill Lynch LLC exercises its right to exchange or assign the note. The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to On Semiconductors and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note. We are currently in the process of negotiating a renewal of the note with Merrill Lynch LLC.

On June 2, 2005, PSi Technologies, Inc., our principal operating subsidiary, issued to a Merrill Lynch LLC a $7.0 million 4-year exchangeable senior subordinated note. We intend to use the proceeds of the note to partially finance capital expenditures related to the introduction of our Power QFN (Quad Flat No-Lead) Package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables. See “Item 7—Major Shareholders and Related Party Transactions—The Merrill Lynch Exchangeable Notes” for a summary of terms. The exchangeable note accrues interest at a rate of 10% per annum, net of Philippine withholding tax, and payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares. We are not permitted to prepay the note in whole or in part. The note will be exchangeable by Merrill Lynch LLC at any time into our common stock at a price of $1.00 per share. The note exercise price may be further reduced to $0.90 per share or $0.80 per share, in the event we do not meet certain performance targets for the fourth quarter of 2005 and first quarter of 2006 as provided for in the note. If, at any time after three years from issuance, our publicly-traded ADS (i) shall have traded at an average closing price of at least $2.00 per ADS for a 30-consecutive trading day period and (ii) the daily average trading volume of the ADS, for such period was equal to at least 33.33% of the number of shares into which the note is exchangeable, then we may notify Merrill Lynch LLC that we intend to redeem the note. The note will then be redeemed unless Merrill Lynch exercises its right to exchange or assign the note. The note is unsecured and subordinated in right of payment to all of our obligations comprising senior credit facility, amounts of the then outstanding indebtedness to the following: RZB-Austria through a Revolving Facility Agreement dated September 24, 2003, KBC Bank N.V.—Philippine Branch through a Short-term Advances Credit Facility dated September 30, 2004 and LC/TR Credit Facility dated October 30, 2002, Metropolitan Bank and Trust Company through an Import LC/TR Credit Facility, Bank of Commerce through an Import LC/TR Credit Facility dated April 16, 2003 and any other permitted indebtedness the terms of which expressly provide it is senior in right of payment to the note. The issuance of 2005 Note also triggered the anti-dilution adjustment. This resulted in a conversion reset of the 2003 Note from the lowest exercise price, which was already set at $1.15 ( since the EBITDA target for the three months ended December 31, 2003 was not met), to $1.06. This resulted in an additional embedded beneficial conversion feature on the 2003 Note amounting to $606,282.

As of December 31, 2007 and 2006, the 2003 and 2005 Exchangeable Notes have a carrying amount of $6.8 million (net of debt discount of $7.5 million) and $4.5 million (net of debt discount of $8.5 million), respectively. Upon redemption or conversion of the Exchangeable Notes prior to June 1, 2008 (for the 2003 Note) and June 1, 2009 (for the 2005 Note), any remaining unamortized discount will be charged to operations in the year of redemption or conversion. The embedded beneficial conversion feature recognized as additional paid-in capital amounted to $7.0 million for the 2005 Note and $2.8 million (inclusive of the adjustment to the embedded beneficial conversion of $606,282 resulting from the anti-dilution adjustment triggered by the issuance of the June 2005 Note) for 2003 Note as of December 31, 2005.

In 2007, 2006 and 2005, we recognized debt discount amortization of $1.0 million, $0.9 million and $0.8 million, respectively, and these are presented as “Interest and bank charges” account in the consolidated statements of operations.

On June 30, 2007 and December 31, 2007 in accordance with the terms of Exchangeable Notes, PSi Technologies formally informed Merrill Lynch that the outstanding accrued interest on the Exchangeable Notes as of said dates amounting to $649,604 and $682,085, respectively, will not be settled through payment but will be converted to principal amount of the Exchangeable Notes.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of June 30, 2008, our directors and executive officers are as follows:

Name	Age	Position
Directors
Arthur J. Young, Jr. (1)	51	Director and Chairman of the Board
George J. Shaw	55	Director, Executive Vice President & Chief Operating Officer
Mandakini Puri	48	Director
Brian A. Renaud (1)(2)	44	Director

Roberto F. de Ocampo (4)(5)	62	Director
Romeo L. Bernardo (4)	53	Director
Patchara Samalapa (6)(2)	37	Director

Executive Officers
Arthur J. Young, Jr.	51	President & Chief Executive Officer
Hilarion V. Cajucom	47	Chief Financial Officer
Thomas Moersheim	52	Chief Technology Officer
Helen G. Tiu	47	Corporate Secretary
Hernanie S. Torres	47	Managing Director, Taguig Facility
Arnold M. Leoncio	42	Director for Business Development
Fernando Silva	40	Managing Director, Laguna Facility
Rosemarie R. Acosta	57	Director for Supply Chain
Antonio L. Arboleda, Jr.	49	Director of Human Resources
Rodger K. Fujinaga	49	Vice President for Marketing and Sales in North America and Japan

(1)	Member of the Compensation Committee
(2)	Member of the Budget Committee
(3)	Member of the Audit Committee
(4)	Chairman of the Audit Committee
(5)	Elected April 2004 replacing Sung Ming Cho of Merrill Lynch. Mr. Samalapa qualified for board membership in accordance with the Corporation Code of the Philippines on October 22, 2004.
(6)	Elected to the Board on February 29, 2008 replacing Mr. Gordon Stevenson.

Since the last annual stockholders’ meeting, the board of directors had five meetings The average attendance by directors at board of directors’ meetings they were scheduled to attend was 75.55%.

The members of the board of directors listed above were elected to the board during the annual stockholders’ meeting on October 17, 2007.

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

George J. Shaw—Mr. Shaw is our Chief Operating Officer and Executive and Vice President, effective January, 2008. He is an industry veteran with over 30 years of general management and technical experience, half of this in factory operations in six different countries in Asia and North America. His prior industry experience includes responsibilities at ASAT Ltd. in Hong Kong as Senior Vice President for Operations, at AIT (Hong Kong) Ltd. as Senior Vice President, at Amkor Technology as Senior Vice President of Process Engineering, and at National Semiconductor Corporation as Vice President of Package Engineering and as Managing Director of its Bangkok and Indonesia facilities. Mr. Shaw has a Bachelor of Science degree in Mechanical Engineering from California Polytechnic State University, San Luis Obispo.

Roberto F. de Ocampo—Dr. de Ocampo was previously the President of the Asian Institute of Management (AIM), one of the leading international business and management graduate schools based in Manila. He is currently a member of the AIM Board of Trustees and is Chairman of the Board of Advisors of the AIM-RFO Center for Public Finance and Regional Economic Cooperation. He served as Secretary of Finance of the Republic of the Philippines from 1994 to 1998 during the presidency of Fidel V. Ramos, and was previously Chairman and Chief Executive Officer of the Development Bank of the Philippines during the presidency of Corazon Aquino. Dr. de Ocampo graduated from De La Salle College and Ateneo University in Manila, received an MBA from the University of Michigan, holds a post-graduate diploma from the London School of Economics, and has four doctorate degrees (Honoris Causa). He is the recipient of many international awards including Finance Minister of the Year, Philippine Legion of Honor, ADFIAP Man of the Year, Chevalier of the Legion of Honor of France, and the 2006 Asian HRD Award for Outstanding Contribution to Society.

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

Hilarion V. Cajucom, Jr.—Mr. Cajucom is appointed as our new Chief Finance Officer effective October 16, 2007. Previously, Mr. Cajucom was the Director of Operations of Carrier International Corp. ROHQ—Shared Service Center (BPO), a United Technology Corporation. Mr. Cajucom had been a Vice President for Finance and Administration and Chief Financial Officer of various multinational corporations including Ericsson Telecommunications, Inc. and Intel Philippines Manufacturing, Inc. Mr. Cajucom is a Certified Public Accountant and he obtained a university degree in Accounting, History and Political Science at De La Salle University.

Helen G. Tiu—Ms. Tiu is the Corporate Secretary of PSi Technologies Holdings, Inc. and its subsidiaries, Aboitiz Transport System (ATSC) Corporation and of several other Philippine companies. She is a Managing Director of Lazaro Bernardo Tiu & Associates, Inc., a consultancy firm, and practices law at H.G. Tiu Law

Offices. Ms. Tiu was a partner at SGV & Co from 1994 to 1996, Head Executive Assistant at the Office of the Secretary, Department of Energy in the Philippines from 1993 to 1994, and a director of Petron Corporation from 1993 to 1994 and of Goodyear Corporation in 1994. She is a certified public accountant and a member of the Philippine Bar. She received a Bachelor of Science in Business Administration and Accountancy (cum laude), a Bachelor of Laws from the University of the Philippines and a Master of Laws degree from Harvard University.

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

Arnold M. Leoncio—Mr. Leoncio is our Director for Business Development, effective February 2008. Mr. Leoncio was formerly a Logistic Director of CEMEX, one of the global leader in the manufacturing of building materials such as cement, ready mix and aggregates in Dubai, United Arab Emirates. He has worked also in other multinational companies such as United Technologies Corporation (carrier air conditioning company) in New York, USA and in Procter and Gamble Philippines, Inc. He received a Bachelor of Science in Mechanical Engineering (cum laude) from the University of the Philippines, a Master of Engineering Management degree from McCormick School of Engineering and Applied Sciences in Northwestern University and a Master of Business Administration (major in international business, strategy and marketing) from Kellogg School of Management in Northwester University. He is a 5th placer in the Mechanical Engineering Board Exams in the Philippines.

Hernanie S. Torres—Mr. Torres is our Managing Director for Taguig Operations. He joined us in March 2005 as Manufacturing Director and was appointed to his present position in September 2005. Mr. Torres has over 17 years of experience in the semiconductor industry. Prior to joining our company, he was the Operations Director of International Rectifier, External Assembly Operations and also worked with several other companies, including Advanced Semiconductor Engineering, Malaysia, Amkor Technology Philippines, Inc. and Integrated Microelectronics, Inc. Mr. Torres received his Bachelor of Science degree in Electronics and Communication Engineering from Mapua Institute of Technology in Manila and earned MBA units from De La Salle University in Manila.

Rosemarie R. Acosta—Ms. Acosta is our Director of Supply Chain, effective February 2008. Ms. Acosta has 20 years of solid experience on Materials Management/ Warehouse Management, Materials Planning and Foreign Purchasing and Project Management specifically SAP and e- procurement at various Intel Assembly and Test sites. She has been deployed for regional, headquarters and country operations. She has been involved as project manager for various Warehousing, SAP and Process Automation projects, in different companies, such as Timex, 3M and Philips. Ms. Acosta holds a Bachelor of Science degree in Mathematics from the University of Santo Thomas.

Fernando Silva—Mr. Silva is the Managing Director of PSi Technologies Laguna, Inc. He joined us on November 27, 2006. Mr. Silva worked for over 15 years with Integrated Microelectronics, Inc. in variety of roles, including Manufacturing Supervisor, Division Manager, and Business Unit Group Head.

Antonio L. Arboleda, Jr.—Mr. Arboleda is our Director of Human Resources, effective September 2007. Mr. Arboleda has degrees in BS Agricultural Economics from the University of the Philippines, AB Philosophy and MA Theology from the Ateneo de Manila University and a Management Development Degree from the

Asian Institute of Management. Prior to his engagement in our company, he assumed several positions in Intel Philippines, which includes Compensation and Benefits Manager, Business Group Human Resources Manager, Country Employee Relations Manager and Regional HR Legal and Investigation. He has 15 years of solid experience in Human Resources Management in the automotive, semiconductor and construction industries.

Rodger K. Fujinaga—Mr. Fujinaga is our Vice President for Marketing and Sales in North America and Japan, effective January, 2008. Mr. Fujinaga has over 20 years of experience in the semiconductor industry, specializing in Marketing and Sales, Business Development and Account Management. In the past, he has been President for the Americas/Vice President of Sales for AIT, Inc., Vice President for Amkor Technology, Inc., and General Manager, Microtech Division for ROHM. Mr. Fujinaga holds a Business Administration – Marketing degree from the San Francisco State University.

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

B. Compensation

We paid an aggregate amount of $55,824 to members of our board of directors as reimbursement for costs and expenses incurred in connection with attending meetings of the board of directors and its committees in 2007.

We paid an aggregate amount of $1.2 million in compensation to our top 11 officers in 2007. We provide daily transportation to and from work to these executives and housing for the Managing Director of our Laguna facility.

In July 2005, we hired Mr. Gordon J. Stevenson as our Chief Operating Officer and we were committed to pay him a minimum of $300,000 in the form of bonuses. We also granted Mr. Stevenson a one time 500,000 options. On March 1, 2008, Mr. Stevenson resigned as our Chief Operating Officer. Accordingly, our future commitment with him was forfeited including the options granted.

On February 2, 2004, we issued 121,000 options to purchase shares of our common stock to 24 of our executives and officers at an exercise price of $3.25 per share. We are likewise committed to issue an additional 500,000 shares to our Chief Operating Officer subject to certain terms. The vesting period and term of those options are consistent with the terms of our stock option plan as described in “Item 6—Share Ownership—PSi Stock Option Plan.” There were no outstanding loans to key executives as of December 31, 2007 and 2006.

Non-executive directors receive per diem compensation for their attendance at each board meeting. Directors are reimbursed for reasonable expenses incurred for attendance of meetings of the board and its committees.

Directors may also receive additional compensation for serving on board committees and/or performing additional or special duties at the request of the Board.

We have a noncontributory defined benefit pension plan covering substantially all of our regular employees in the Philippines. Retirement costs are based on amounts computed by an independent actuary. In September 2006, the “FASB” issued SFAS No. 158, which requires the recognition of the funded status of a defined benefit pension plan (other than a multi-employer plan) as an asset or liability in the statement of financial position and the recognition of changes in the funded status through comprehensive income in the year in which such changes occur. We adopted the recognition provisions of SFAS No. 158 and initially applied those to the funded status of the defined benefit pension plans as of December 31, 2006. We measure the pension benefit liabilities using the Projected Unit Credit Actuarial Cost Method in accordance with the provisions of SFAS No. 158.

SFAS No. 158 also requires that the funded status of a plan be measured as of the date of the year-end statement of financial position. As of December 31, 2007, the fair value of the retirement plan assets amounted to $121,936.

We expect to make cash contributions amounting to $200,000 to our pension plan in 2008.

As of December 31, 2007, we have an unrecognized transition obligation and unrecognized actuarial loss amounting to $2,486 and $383,485, respectively. The amortization of actuarial loss estimated to be included in the 2008 periodic pension cost amounted to $6,649.

C. Board Practices

The following table sets forth the term of office for the members of our board of directors as of July 11, 2008.

Name	Commencement of First Term	Expiration of current term
Arthur J. Young, Jr.	December 1999	June 30, 2008
Mandakini Puri	October 2001	June 30, 2008
Brian A. Renaud	December 1999	June 30, 2008
George Shaw, Jr.	February 2008	June 30, 2008
Patchara Samalapa	April 2004	June 30, 2008
Roberto F. de Ocampo	March 2000	June 30, 2008
Romeo L. Bernardo	February 2000	June 30, 2008

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

The audit committee is currently comprised of two independent directors, i.e., Messrs. de Ocampo and Bernardo. Mr. de Ocampo is the Chairman of the audit committee. A vacancy on the audit committee was created following the resignation of Mr. Celso Vivas on May 27, 2008. The board of directors had determined that Mr. Vivas was qualified as an audit committee financial expert, and Mr. Vivas has yet to be replaced on the audit committee. We are actively engaged in recruiting a financial expert to fill the current vacancy on the audit committee.

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

On November 6, 2006, the Business Control Department reporting to the audit committee was created to report significant issues related to the processes for controlling our activities, to provide information periodically on the status and results of the annual audit plan and coordinate and provide insight of other control and monitoring functions.

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

Under Philippine law, we are not required to solicit shareholder approval of the issuance of our stock in connection with related party acquisitions in which we may issue 20% or more of our outstanding shares or below market issuances of 20% or more of our outstanding shares to any person. Additionally, under Philippine law, the company is not required to have an audit committee and, therefore, is not required to have at least three members on its audit committee. However, the company expects to identify a third party member of its audit committee in the near future that will align the corporate governance practices of its audit committee with those of U.S. domestic companies under Nasdaq Marketplace Rules. In accordance with Rule 4350(a)(1), our Philippine counsel has issued a written statement to Nasdaq certifying that our corporate governance practices are not prohibited by, and are consistent with, Philippine law and practice.

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

On January 31, 2008, we received a Nasdaq Staff Deficiency letter indicating that our company fails to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(E)(i). Our company was provided with 180 calendar days, or until July 29, 2008, to regain compliance with the minimum bid price requirement of $1.00 per ADS of our company for a minimum bid price requirement is not met by July 29, 2008, Nasdaq Staff will provide us with an additional 180 calendar day compliance period only if we meet certain listing criteria.

E. Employees

We are recruiting high quality personnel in our region. Our employees are not covered by any collective bargaining arrangements. We believe that we have a good working relationship with our employees. The following table sets forth our total number of employees, as of December 31, 2007, 2006 and 2005:

Headcount	2007	2006	2005
Operations	1,680	1,796	2,169
Engineering	443	470	522
Quality	287	321	403
Sales/Marketing/Customer Service	11	11	17
General, Administrative/Executive and Non-Operations	146	242	309

Total	2,567	2,840	3,420

As of December 31, 2007, we have 67 contractual employees included in our headcount.

The total number of employees decreased from 2,840 in 2006 to 2,567 in 2007 due to the involuntary separation program offered to our selected employees as part of our cost reduction initiative.

F. Share Ownership

The following table sets forth the number of shares and options owned by our directors, officers and members of management. Our Chairman, President and Chief Executive Officer, Mr. Arthur J. Young, Jr. owns, directly and indirectly, 164,907 shares or 1.24% of our shares. The following directors and officers also own shares of our company or options on such shares as of December 31, 2007:

Name	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares	Number of Common Shares Underlying Stock Options	Exercise price	Expiration Date (2)
Arthur J. Young Jr. (1)	164,907	1.24%	457,600	$13.30
			40,000	$3.25
Brian Renaud (1)	1
Mandakini Puri (1)	1
Patchara Samalapa (1)	1
Romeo L. Bernardo	1
Roberto F. de Ocampo	1
Chato C. Montemayor			5,000	3.25

(1)	These individuals are employees or nominees of Merrill Lynch, our controlling shareholder. See “Item 7—Major Shareholder and Related Party Transactions” regarding Merrill Lynch’s share ownership.
(2)	Pursuant to our stock option plan, options expire no later than three years after they vest and have a maximum term of ten years.

PSi Stock Option Plan

Pursuant to our stock option plan, options may be granted to certain of our directors, officers and employees for the purchase of up to an aggregate of 1,241,162 common shares. As of December 31, 2007, there is a decrease in the total number of outstanding options from 971,513 shares in 2006 to 294,140 shares in 2007 due to estimated forfeitures or expiration of 677,373 shares. Significant forfeiture in 2007 is mainly due to the expected resignation of our Chief Operating Officer in March 2008. We did not grant new share options to our newly hired COO in 2008.

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

We recognized stock compensation expense for options granted to employees under our stock option plan. Effective January 1, 2006, we adopted SFAS No. 123(R) which revises SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) that requires that all share-based payments to employees, including grants of employees’ stock options, be measured at fair value and expensed over the service period (vesting period). Upon adoption, we transitioned to SFAS No. 123(R) using the modified prospective method, whereby compensation cost under SFAS No. 123(R) is recognized beginning January 1, 2006 and thereafter, with prior periods’ stock-based compensation for option still determined pursuant to APB No. 25, “Accounting for Stock Issued to Employees” with pro forma disclosure provided as if SFAS No. 123 had been applied. Prior to adoption of SFAS 123(R), our company applied the intrinsic value method under the provisions of APB Opinion No. 25 and related interpretations in accounting for its stock option plans. See Note 2 to our audited consolidated financial statements. We recorded a reversal of stock compensation expense of $123,012 in 2007 which was included under the “Administrative expense” account in the 2007 consolidated statement of operations.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table describes as of June 30, 2008, information regarding those shareholders of our company that we have ascertained from recent public filings beneficially own 5.0% or more of either class of our capital stock. As of June 30, 2008, we had 13,289,525 issued and outstanding common shares. None of our major shareholders have different voting rights.

Holders	Number of Common Shares Beneficially Owned	Percentage Beneficially Owned
Merrill Lynch (1)	7,141,624	53.7%
Greathill Pte., Ltd. (2)	1,955,741	14.7%
Austin W. Marxe and David M. Greenhouse (3)	1,210,667	10.3%

(1)	Merrill Lynch is a private investment fund.
(2)	Greathill Pte. Ltd. was a wholly owned subsidiary of NJI No. 2 Investment Fund, a private investment fund in members’ voluntary liquidation. However, on February 27, 2007, NJI and Primasia and Bridge No. 1 Greater China Secondary Fund L.P. (“Primasia”) entered into a Sales and Purchase Agreement under which NJI transferred its entire shareholdings of 7,630,001 ordinary shares of Greathill to Primasia effective March 1, 2007. Primasia is managed by the Primasia Private Equity Management, Ltd.
(3)	Austin W. Marxe and David M. Greenhouse are the controlling principals of AWM Investment Company, Inc. (“AWM”). AWM serves as the general partner of MGP Advisers Limited Partnership (“MGP”), the general partner of and investment adviser to Special Situations Cayman Fund L.P. (“Cayman”), Special Situations Fund III, L.P. (“SSF3”) and Special Situations Fund III QP, L.P. (“SSFQP”). Cayman owns 345,466 of our company’s ADS, while SSF3 owns 90,582 of our company’s ADS, and SSFQP owns 939,119 of our company’s ADS, Based on its February 13, 2008 Form 13G/A filing with the U.S. SEC.

In May 2001, Merrill Lynch increased its ownership in our company by acquiring 4,580,910 shares from RFM Corporation, representing approximately 34% of our then outstanding common stock. Merrill Lynch currently owns 7,141,624 shares representing an ownership of 53.7%. Pursuant to the terms of the exchangeable senior subordinated note issued to Merrill Lynch LLC in July 2003, Merrill Lynch’s and its affiliate’s ( together, the ML Group) equity stake in our company, on an as exchanged basis, would increase to 63.3% or by an additional 3,478,261 shares. The issuance of the exchangeable senior subordinated note to Merrill Lynch LLC in June 2005 at a net consideration price less than the current market price as defined in the Exchange Agreement dated July 3, 2003, will, upon issuance, result in an additional 291,482 shares issuable to Merrill Lynch under the 2003 Note, increasing the ML Group’s equity stake in our company, on an as exchanged basis, to 64.0%. Pursuant to the terms of the 2005 Note, Merrill Lynch’s equity stake in our company, on an as exchanged basis at a Note Exercise Price of $1.00 per share, would increase to 74.4% or by an additional 7,000,000 shares. The number of shares into which the 2005 Note is exchangeable is subject to further change under the following conditions as provided in the Exchange Agreement:

1.	if our EBITDA for the three-month period ending December 31, 2005 is less than $5.5 million, then the Note Exercise Price shall be reduced to $0.90 per share. ML Group’s stake in our company, on an as exchanged basis would increase to 75.2% or by an additional 7,777,778 shares; and

2.	if our EBITDA for the three-month period ending March 31, 2006 is less than $6.7 million, then the Note Exercise Price shall be reduced to (A) $0.80 per share, if the Note Exercise Price was reduced pursuant to clause (1) above and, (B) $0.90 per share, if the Note Exercise Price was not reduced pursuant to clause (1) above. If the Note Exercise Price were reduced to $0.80 per share, ML Group’s stake in our company, on an as exchanged basis would increase to 76.2% or by an additional 8,750,000 shares.

Our EBITDA for the three-month period ended December 31, 2005 was less than $5.5 million and for the three-month period ended March 31, 2006 was less than $6.7 million. Therefore, effective March 31, 2006, the June 2005 Note exercise price was reduced to $0.80 per share.

EBITDA as defined in the Exchange Agreement, refers to earnings before interest expense, income taxes, depreciation and amortization, gain/loss realized in connection with the sale of any assets or disposition of any securities, other than those included in cash flow from operations, extraordinary or non-recurring gain/loss and non-cash extraordinary gain/loss.

We are required to pay interest on the unpaid principal amount of the Exchangeable Notes at 10% per annum payable semi-annually Under certain circumstances, we may elect to pay all or a portion of such interest by adding it to the principal amount of the Notes. All accrued interest on the 2005 Exchangeable Note in 2006 amounting to $0.8 million was added to the principal amount of the Exchangeable Note.

Except as provided for in the Shareholders’ Agreement and Merrill Lynch LLC’s Exchangeable Senior Subordinated Note, our company’s major shareholders do not have different voting rights than our company’s other shareholders. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” for a discussion of the terms of the Shareholders Agreement and Merrill Lynch LLC’s Exchangeable Senior Subordinated Note.

Our eight Filipino shareholders own a total of 2,255 shares of our company. Foreign nationals own the balance of 13,287,270 shares.

Our company is controlled by Merrill Lynch who owns approximately 53.7% (subject to increase as discussed herein), as of December 31, 2007, of the common shares and controls the same percentage of the voting power of our company.

We are not aware of any arrangement that may at a subsequent date result in a change of control of us.

B. Related Party Transactions

Shareholders’ Agreement and Registration Rights Agreement

Shareholders’ Agreement. On May 29, 2001, we, our principal operating subsidiary, PSi Technologies, Inc., Merrill Lynch, JAFCO Investment (Asia Pacific) Ltd. (which we call JAFCO), acting as Investment Manager of NJI No. 2 Investment Fund, and Arthur Young, Jr. entered into a Shareholders’ Agreement relating to their ownership, transfer and voting of our common shares. Under the Shareholders’ Agreement, all common shares owned by Merrill Lynch, JAFCO and Arthur Young, Jr. are subject to resale restrictions. Under certain circumstances, each of Merrill Lynch and JAFCO has a right of first refusal to purchase (except in the case of permitted transfers such as transfers to an affiliate or to a nominee director), and a tag-along right to sell, when JAFCO or Merrill Lynch, as the case may be, elects to transfer its shares. On July 18, 2005, NJI No. 2 Investment Fund (in members’ voluntary liquidation) transferred to its wholly owned subsidiary, Greathill Pte. Ltd. (Greathill), a Singaporean company, all of its 1,955,741 shares of the company. Furthermore, on December 28, 2005, JAFCO, acting as investment manager of NJI No. 2 Investment Fund (in members’ voluntary liquidation) and Greathill signed a Deed of Adherence and Assumption (“Deed of Adherence and Assumption”) under which JAFCO acting as investment manager of NJI No. 2 Investment Fund (in members’ voluntary liquidation) assigned to Greathill, and Greathill accepted and assumed, all of JAFCO’s rights, benefits and interest as well as burdens, obligations and liabilities under the Shareholders’ Agreement and the Registration Rights Agreement. The provision of the Deed of Adherence and Assumption were concurred in by us and by Merrill Lynch on March 14, 2006. On February 27, 2007, NJI and Primasia and Bridge No. 1 Greater China Secondary Fund L.P. (“Primasia”) entered into a Sale and Purchase Agreement under which NJI transferred its entire shareholdings or 7,630,001 ordinary shares of Greathill to Primasia effective March 1, 2007. Primasia is managed by Primasia Private Equity Management, Ltd.

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

As a result of their shareholdings and related rights to representation on our board, Merrill Lynch and JAFCO’s successor-in-interest, Greathill may prevent us from taking certain actions as set forth in the shareholders’ agreement. See “Item 10—Additional Information—Articles of Incorporation and By-laws— Matters Requiring Shareholder Approval”. As of the date of this Annual Report on Form 20-F, purchasers of our ADSs owned in the aggregate 30.3% of our share capital. You may not be in a position to exercise any significant control or influence over the business and affairs of our company or any of our subsidiaries. In addition, without the consent of Merrill Lynch and Greathill, acting through directors nominated by them or through their vote as shareholders, no amendments to any of our organizational documents or those of our subsidiaries may be made nor may we sell all or part of our shares or material assets or those of our subsidiaries.

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

The proceeds of the note were used to pay liabilities related to certain capital expenditures which became due in 2003. The note was issued by PSi Technologies, Inc., our principal operating subsidiary, and matures on June 1, 2008 but was extended until July 31, 2008. The note accrues interest at a rate of 10% per annum, net of Philippine withholding tax, payable semi-annually in arrears. Interest on the note is payable in cash or, under certain circumstances, in our common shares.

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

Pursuant to the terms of the note and the issuance of the 2005 Note at a net consideration price less than the current market price, Merrill Lynch’s equity stake in our company, on an as exchanged basis, increased from approximately 53.7% to 64.0%, or an ownership of 10,911,367 shares out of fully diluted shares, on an exchanged basis, of 17,059,268 shares. If interest on the exchangeable note is paid in the form of common shares, Merrill Lynch’s equity stake in us could further increase.

We are required to pay interest on the unpaid principal amount of the Notes at 10% per annum payable semi-annually. Under certain circumstances, we may elect to pay all or a portion of such interest by adding it to the principal amount of the Notes. Accrued interest on the 2003 Exchangeable Note in 2007 amounting to $494,402 was added to the principal amount of the Exchangeable Note.

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

The 2003 Exchangeable Senior Subordinated Note (the “2003 Note”) issued to Merrill Lynch LLC was amended to mature on July 31, 2008, all other terms and conditions apply. On July 31, 2008, Merrill Lynch LLC may opt to redeem the note together with the accrued interest and any unpaid interest. The Board of Directors in its May 26, 2008 meeting, after reviewing the financial condition of the company and in consideration of the maturity date, terms and conditions of the 2003 Note has delegated to the Audit Committee the negotiation with Merrill Lynch LLC regarding the extension of the 2003 Note to June 2009. The Audit Committee, being an independent body, in its subsequent meetings has reviewed the financial position of the company and in consideration of the general business environment, including the performance of the company’s share price, has proposed a term sheet which is currently under discussion. As of July 11, 2008, the Audit Committee and Merrill Lynch LLC have reached an agreement in principle for the extension.

June 2005 Note

In light of our need for cash resources, management approached our majority shareholder, Merrill Lynch, about a possible capital infusion. The Audit Committee of our board of directors, comprised of three non-management, independent directors not affiliated with Merrill Lynch, negotiated and approved the terms of the note. On June 2, 2005, our board of directors approved the transaction, and we issued to a Merrill Lynch LLC, affiliate a $7.0 million exchangeable senior subordinated note (the “June 2005 Note”). No stockholder’ approval was secured for the June 2005 Note, consistent with Philippine Law and NASD Marketplace Rule 4350(a)(1), where Foreign Private Issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of Rule 4350.

The proceeds of the June 2005 Note were used for the repayment of due and outstanding suppliers’ credits and capital expenditures payables, which could not be paid out of current cash flows or from available lines of credit, and to partially finance capital expenditures. The June 2005 Note was issued by PSi Technologies, Inc., our principal operating subsidiary, and matures on June 1, 2009. Interest accrues at a rate of 10% per annum, net of Philippine withholding tax, payable semi-annually in arrears. Interest on the June 2005 Note is payable in cash or, under certain circumstances, in our common shares.

We are not permitted to prepay the note in whole or in part. However, Merrill Lynch LLC may exchange the June 2005 Note at any time for our common shares at a price of $1.00 per share, for up to 7,000,000 of our common shares. The number of shares for which the June 2005 Note is exchangeable and consequently Merrill Lynch Group’s equity stake in our Company, is subject to further change under the following conditions:

•

if our EBITDA for the three-month period ending December 31, 2005 is less than $5.5 million, then the Note Exercise Price shall be reduced to $0.90 per share. ML Group’s stake in us, on an as exchanged basis would increase to 75.2% or by an additional 7,777,778 shares above the 17,059,268 shares on a fully diluted basis assuming the exchange of note to shares pursuant to the terms of the July 2003 note; and

•

Our EBITDA for the three-month period ended December 31, 2005 was less than $5.5 million and for the three month ended March 31, 2006 was less than $6.7 million. Therefore, effective March 31, 2006, the June 2005 Note exercise price was reduced to $0.80 per share.

If interest on the exchangeable note is paid in the form of common shares, ML Group’s equity stake in our company could further increase. We are required to pay interest on the unpaid principal amount of the Notes at 10% per annum payable semi-annually. Under certain circumstances, we may elect to pay all or a portion of such interest by adding it to the principal amount of the Notes. Accrued interest in the amount of $759,444 for the year ended December 31, 2006, and $837,287 million for the year ended December 31, 2007, has been added to the principal amount of the June 2005 Note.

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

Not required.

ITEM 8	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18—Consolidated Financial Statements” and the financial statements referred to therein.

Legal Proceedings

1. IPO Litigation

In September 2001, two substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York (the “District Court”) naming as defendants, in the aggregate, PSi Technologies Holdings, Inc. (the “Company”), certain of its current or former officers and directors, and certain underwriters of its Initial Public Offering (“IPO”). Similar complaints have been filed against over 300 other issuers that issued IPOs between 1998 and 2000. All such actions were consolidated into a single coordinated proceeding (the “IPO Allocation Litigations”). A consolidated amended complaint was filed on April 19, 2002. The amended complaint alleges, among other things, that the underwriters of our IPO violated the securities laws by failing to disclose certain alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in the offering’s registration statement and engaged in manipulative practices to artificially inflate the price of our company’s stock in the IPO’s after market. Our Company, together with certain of its officers and directors, and underwriters of the IPO, are named in the amended complaint pursuant to Section 11 of the Securities Act of 1933, and Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 on the basis of an alleged failure to disclose the underwriters’ alleged compensation arrangements and manipulative practices. The complaint seeks unspecified damages. On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO Allocation Litigations, including the action involving our company. On July 15, 2002, our company, along with other issuer defendants in the coordinated cases, also moved to dismiss the litigation. As a result of the judge’s decision on February 19, 2003 to grant, in part, the issuer defendants’ motion to dismiss, the Rule 10b-5 claims against our company and its officers and directors named as defendants were dismissed. The Section 11 claims remained.

In July 2003, a committee of our company’s board of directors (the “Committee”) conditionally approved a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of our company and of the individual defendants for the conduct alleged in the action. Under the partial settlement, our company would undertake other responsibilities, including agreeing to assign away, not assert, or release certain potential claims our company may have against its underwriters. Any direct financial impact of the proposed settlement is for the account of our company’s insurance carriers. The Committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other issuer defendants in the proposed settlement, the consent of our company’s insurers to the settlement, and the completion of acceptable final settlement documentation.

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

On December 5, 2006, the United States Court of Appeals for the Second Circuit (the “Second Circuit”) issued an opinion vacating the District Court’s certification of a litigation class in that portion of the case between the Plaintiffs and the underwriter’s defendants. Because the Second Circuit’s opinion was directed to the class certified by the District Court for the Plaintiffs’ litigation against the underwriter defendants, the opinion’s effect on the class certified by the District Court for our company’s settlement is unclear. On January 5, 2007, Plaintiffs filed a petition for rehearing en banc by the Second Circuit. The proposed settlement is pending final approval by the District Court.

On April 6, 2007, the Second Circuit denied plaintiffs petition for a rehearing of that decision, and on May 18, 2007, the Second Circuit denied the plaintiffs’ position for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including our company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the District Court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints, and briefing on those motions was completed in May 2008. We cannot predict whether we will be able to renegotiate a settlement that complies with the Second Circuit’s mandate.

As of December 31, 2007, management has assessed that the liability associated with this class action lawsuit is reasonably possible and therefore has made a disclosure on the matter, consistent with the provisions of SFAS 5. Due to inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter.

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

2. Manila Electric Company (Meralco) case

On November 19, 2003, we filed an injunction complaint against the Meralco to enjoin it from disconnecting its supply of electric service on account of a billing discrepancy in the amount of Php 21.2 million reckoned from April 1, 1998 to July 12, 2002. The billing differential came about from a defective meter installation by Meralco. Claiming negligence on the part of Meralco, our company refused to pay the full amount and offered settlement of PhP2 million. Meralco insisted on full payment, hence the filing of its complaint. Our company does not believe that the ultimate outcome of the proceedings will have a material adverse effect on our company’s overall financial position and results of operations. As of July 11, 2008, the case is pending pre-trial after referral of the case to mediation proved fruitless. Attorney Luigi Gana of Gana & Associates handles the case.

Dividend Policy

We have not paid dividends on our common shares for the past seven years. We intend to retain any or all-future earnings for use in our business and we do not intend to pay dividends on our common shares. The declaration of payment and amount of dividends, if any, on outstanding common shares will be subject to the discretion of our board of directors. The declaration of any stock dividend must also be approved by the vote of shareholders representing at least two-thirds of our outstanding capital stock at a shareholders meeting called for that purpose. See “Item 10—Additional Information—Articles of Incorporation and By-laws—Matters Requiring Shareholder Approval.” Cash dividends, if any, will depend upon our future operations and earnings, set-off of accumulated losses, financial condition, cash requirements and availability and other factors as may be deemed relevant by our board of directors.

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

Annual high and low market prices

Year	High (date)	Low (date)
2007	$2.73 (on August 27)	$0.74 (On December 31)
2006	$2.28 (on September 28)	$0.46 (on October 12, 16 and 18)
2005	$2.63 (on May 24)	$0.46 (on December 27)
2004	$5.62 (on March 4)	$1.55 (on November 8)
2003	$3.66 (on November 3)	$0.97 (on April 22)
Quarterly high and low market prices
Quarter	High (date)	Low (date)
Q1 2007	$2.59 (on February 26)	$1.15 (on January 19)
Q2 2007	$2.52 (on April 27)	$1.41 (on April 3)
Q3 2007	$2.73 (on August 27)	$0.90 (on August 27)
Q4 2007	$1.48 (on October 1,2,4,16 and 29, and November 15)	$0.74 (on December 31)
Q1 2006	$0.84 (on February 21)	$0.6 (on February 27)
Q2 2006	$0.87 (on June 13)	$0.67 (on April 18)
Q3 2006	$2.28 (on September 28)	$0.55 (on September 28)
Q4 2006	$1.44 (on October 19)	$0.46 (on October 18)
Monthly high and low market prices
Month	High (date)	Low (date)
January 2008	$0.85 (on January 4)	$0.61 (on January 22)
February 2008	$0.70 (on February 1,4, and 5)	$0.45 (on February 29)
March 2008	$1.10 (on March 31)	$0.27 (on March 31)
April 2008	$0.60 (on April 1)	$0.27 (on April 30)
May 2008	$0.33 (on May 13)	$0.24 (on May 13, 20 and 21)
June 2008	$0.32 (on June 10)	$0.20 (on June 27)

B. Plan of Distribution

Not applicable.

C. Markets

Our shares are listed on the Nasdaq Capital Market. On March 9, 2005, we received a Nasdaq Staff Determination indicating that our company failed to comply with the market value of publicly-held shares requirement for continued listing of our company’s ADS in the Nasdaq National Market as set forth in Marketplace Rule 4450(a)(2), and that our ADSs would be delisted from The Nasdaq National Market at the opening of business on March 18, 2005. On March 16, 2005, we applied to transfer the trading of our ADSs to the Nasdaq Capital Market. The transfer was effected at the opening of business on March 29, 2005.

On January 31, 2008, our company received a Nasdaq Staff Deficiency letter indicating that our company fails to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(E)(i). Our company will be provided 180 calendar days, or until July 29, 2008 to regain compliance with the minimum bid price requirement of $1.00 per ADS of our company for a minimum of 10 consecutive business days. If the minimum bid price requirement has not been met by July 29, 2008, Nasdaq Staff will provide our company with an additional 180 calendar day compliance period only if our company meets certain listing criteria.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A. Share Capital

Not required.

B. Articles of Incorporation and By-laws

The following statements summarize the material provisions of our articles of incorporation and by-laws and the Corporation Code of the Philippines (the Corporation Code), insofar as they relate to the material terms of our common shares.

The primary purpose of our company, as stated in our articles of incorporation, is to serve as a holding company. The primary purpose of our principal operating subsidiaries is to engage in the business of manufacturing semiconductor products and components of all kinds and makes. We are not allowed to engage in the management of fund portfolios or to act as a stockbroker or dealer in securities.

Capital Structure

As of July 11, 2008, our authorized share capital consisted of 37,058,100 authorized common shares, with a par value of 1 2/3 Philippine pesos (Php) per share. As of December 31, 2007, we had 13,289,525 common shares outstanding, a total subscribed capital of Php 22,149,208 and additional paid-in capital of Php 2,708,812,169. We have reserved a total of 1,241,162 common shares to be issued upon the exercise of options that may be granted pursuant to our stock option plan. See “Item 6—Directors, Senior Management and Employees—Share Ownership—PSi Stock Option Plan.”

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

Subject to the approval of the PSEC, a corporation may increase or decrease its authorized capital stock with the approval of a majority of the board of directors and the affirmative vote of shareholders representing at least two-thirds of the outstanding capital stock of the corporation.

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

Shares of stock which are offered to the public in the Philippines are required to be registered with the PSEC. The PSEC may deny registration of shares and refuse to issue a permit to sell shares if the registration statement for the shares is incomplete or inaccurate in any material respect or includes any untrue statement of material fact, or omits to state a material fact required to be stated in the registration statement or necessary to make the statements therein not misleading. The PSEC may also deny registration for the shares if the issuer corporation or any of its officers or directors is not qualified under the standards of the Securities Regulation Code or existing PSEC regulations.

Foreign Ownership Restrictions

We are not subject to any foreign equity ownership restrictions because we are not engaged in any business activity or in possession of any asset that would attract the applicability of foreign ownership restrictions under Philippine law. Our foreign shareholders are not subject to any applicable limitations on voting their shares.

However, our affiliates, PSitech Realty, Inc. and Pacsem Realty, Inc., being landholding companies, are subject to foreign ownership restrictions under the Philippine Constitution. The maximum foreign ownership percentage allowed for a landholding company is 40% of the company’s capital stock. PSi Technologies, Inc. currently holds 40% of the capital stock of each of PSitech Realty, Inc. and Pacsem Realty, Inc. because it is considered to be a non-Philippine national due to the beneficial ownership of Merrill Lynch and Greathill, a wholly-owned subsidiary of NJI No. 2 Investment Fund (in members’ voluntary liquidation). To qualify as a Philippine national, a corporation must be organized under Philippine law with at least 60% of its capital stock outstanding and entitled to vote being owned and held by citizens of the Philippines.

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

General Meeting of Shareholders

The Corporation Code of the Philippines requires all Philippine corporations to hold an annual general meeting of shareholders for the principal purpose of electing directors. Our annual general meeting of shareholders is required by our by-laws to be held on any day in the month of June each year unless our board of directors postpones the same to another date.

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

Matters Requiring the Approval of Directors Selected by our Principal Shareholders

In addition to the voting requirements explained in the foregoing section, in respect of the following matters, the affirmative vote of Merrill Lynch and Greathill Pte., Ltd. shall be required pursuant to the Shareholders’ Agreement as amended by the Deed of Adherence and Assumption:

•	the amendment of the articles of incorporation and/or by-laws of our company or any of our subsidiaries;

•

the pledge, sale, transfer or disposition, in one or a series of transactions, of (1) any shares of our principal operating subsidiary, PSi Technologies, Inc. (2) more than 50% of the assets of PSi Technologies, Inc. (including, without limitation, shares of PSi Technologies, Inc.’s subsidiaries), or any shares of our affiliate, PSitech Realty, Inc.;

•

any action that would cause gains to be recognized under Section 367 of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder (including, without limitation, under any gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8) by any partner of Merrill Lynch, upon and after the exchange by RFM Corporation, Merrill Lynch and JAFCO Investment (Asia Pacific) Ltd., acting as investment manager of NJI No. 2 Investment Fund of their shares in our principal operating subsidiary PSi Technologies, Inc. for our shares pursuant to the Deed of Assignment dated November 19, 1999; and any action, directly or indirectly, in contemplation of any of the foregoing.

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

Rights of Minority Shareholders

The rights of shareholders to institute proceedings on our behalf pursuant to a derivative suit is recognized under Philippine law. Derivative suits may be filed if we are unable or unwilling to institute the necessary proceedings to redress wrongs committed against us or to vindicate corporate rights. Derivative suits are filed with the courts of general jurisdiction (i.e., the appropriate Regional Trial Court). Regional Trial Courts are courts of general jurisdiction and have original and exclusive jurisdiction over intra-corporate disputes.

A shareholder has the right to dissent and demand payment of the fair value of his shares in any of the following instances:

•

any amendment to our articles of incorporation which has the effect of changing or restricting rights attached to his shares or of authorizing preferences superior to those of outstanding shares of any class, or of extending or shortening the term of corporate existence;

•	the sale, lease, mortgage, pledge or other disposition of all or substantially all of our assets;

•

the investment of corporate funds for purposes other than to accomplish our primary purpose or investment in another corporation or business except when the investment is reasonably necessary to accomplish our primary purpose; and our merger or consolidation with another corporation.

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

Accounting and Auditing

Philippine corporations are required to file copies of their annual consolidated financial statements and separate financial statements of the parent company and primary financial statements for each subsidiary, as applicable) with the PSEC, using the functional currency. Our functional currency has been determined to be the U.S. dollar. The U.S. dollar is the currency of the primary economic environment in which we operate. Shareholders are entitled to request from the PSEC or from us copies of our most recent financial statements which must include balance sheets, statements of operations, cash flows and changes in stockholders’ equity for the two most recent comparative audited periods.

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

In the case of Philippine securities not listed with the Philippine Stock Exchange such as the common shares held by the depositary bank, The Bank of New York, the application for registration must be filed by the investor or its representative directly with the Philippine Central Bank. Applications for registration of such investments must be accompanied by (i) credit advice or bank certification showing the amount of foreign currency inwardly remitted, and (ii) sworn certification of the officer of the investee firm concerned attesting to the number of shares and amount paid for the investment. Upon submission of the required documents, the Philippine Central Bank will issue a Bangko Sentral Registration Document, or BSRD. On October 9, 2000, the Philippine Central Bank issued a BSRD in relation to The Bank of New York’s investment, as depositary bank, in our shares.

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

The foregoing is subject to the Philippine Central Bank’s power, with the approval of the President of the Philippines, to restrict the availability of foreign exchange (1) during an exchange crisis when the international reserve of the Philippine Central Bank falls to levels which it considers inadequate to meet the prospective net demands on the Philippine Central Bank for foreign currencies, (2) whenever the international reserve appears to be in imminent danger of falling to such a level or (3) whenever the international reserve is falling as a result of payments or remittances abroad which, in the opinion of the Philippine Central Bank, is contrary to the national welfare. Furthermore, we cannot assure you that current Philippine Central Bank regulations will not be made more restrictive.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We have filed our Form F-1 registration statement with the U.S. SEC, or the Commission. This Annual Report on Form 20-F does not contain all of the information included in the registration statement. You should refer to our registration statement and its exhibits if you would like to find out more about us, our ADSs and our common shares.

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

Interest Rate Risk

Our exposure to market risk associated with changes in interest rates relates primarily to debt obligations which we may incur in the future. For the years ended December 31, 2007 and 2006, our interest-bearing debt obligations are made up primarily of short-term loans, trust receipts payable and the Merrill Lynch exchangeable notes issued in July 2003 and June 2005. The interest on the 2003 and 2005 Merrill Lynch exchangeable notes is fixed. Our policy is to manage interest rate risk by borrowing a combination of fixed and floating rate obligations based upon market conditions. In 2007, we did not engage in any freestanding derivative transactions nor did we have any outstanding derivative contracts.

Foreign Currency Exchange Rate Risk

We have foreign currency exchange rate exposure on our results of operations. Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the Philippine peso, the Japanese yen, the European euro, and the U.S. dollar, our functional currency. For the year ended December 31, 2007, all of our consolidated revenue was denominated in U.S. dollars. Our consolidated cost of sales was approximately 67.0% incurred in U.S. dollars, 24.8% denominated in Philippine pesos, and the balance in Japanese yen and euro as of December 31, 2007. For the year ended December 31, 2006, up to 99.9% of our consolidated revenue was denominated in U.S. dollars. Further, for the year ended December 31, 2006, approximately 25.1% of our consolidated cost of sales was incurred in Philippine pesos, with 64.3% incurred in U.S. dollars, and the balance in

Japanese yen and euro. Based on our overall currency rate exposure at December 31, 2007, a near-term 5% appreciation or depreciation in the value of the U.S. dollar would not have a significant effect on our financial position, results of operations and cash flows over the next fiscal year. There can be no assurance, however, that there will not be a material impact further in the future.

We currently do not enter into forward contracts or other instruments to reduce our exposure to foreign currency gains and losses. We minimize our currency risk by purchasing most of our raw materials and equipment in U.S. dollars and obtaining borrowings in U.S. dollars.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required.

ITEM 15	CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Based on the evaluation of our disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act), our Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2007, our disclosure controls and procedures were not effective. For a discussion of the reasons and matters on which this conclusion was based, see “Internal Control over Financial Reporting” below.

(b) Internal Control over Financial Reporting

On November 6, 2006, the Business Control Department (BCD) reporting to the Audit Committee was created to provide annual assessment on the adequacy and effectiveness of our processes for our controlling activities and managing our risks, report significant issues related to the processes for controlling our activities, to provide information periodically on the status and results of the annual audit plan and coordinate and provide insight of other control and monitoring functions.

In March 2007, we hired the services of a local consultant to assist us with our documentation and evaluation of the design and operating effectiveness of processes and internal controls. The local consultant is a supplement to our internal resources and will assist in the implementation of the SOX 404 reporting requirements.

We are responsible for maintaining effective internal control over financial reporting and assessment of the effectiveness of internal control over financial reporting.

As a result of our assessment, management identified two material weaknesses in internal control over financial reporting as of December 31, 2007 as further described below. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected

First, we recognize that we have insufficient personnel in the corporate accounting department with adequate knowledge and experience of U.S. GAAP with regard to certain complex accounting matters. One reason for such insufficiency of qualified personnel was the considerable staff turnover rate for the period covering the fourth quarter of 2007 and first quarter of 2008. The inadequate skills included the lack of understanding in matters such as FAS 109, Accounting for Income Taxes; FIN 48 “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”, and the valuation of compensated absences. Moreover, as part of financial statement close process is performed manually, numerous adjustments were identified and recorded during the process of SGV completing their audit. The foregoing has significant implications and consequences on our entity level controls related to the financial statement close process. We considered the combination of a lack of insufficient personnel and a poor financial statement close process as a material weakness. This material weakness prompted us to perform additional work during closing period to ensure the accuracy of our financial statements. Our auditors issued an unqualified opinion on the Company’s consolidated financial statements as of and for the year ended December 31, 2007.

The second material weakness relates to a lack of procedural controls in updating our information system for unit price changes. In negotiating unit selling price with our customers, we required a quotation agreed by both the customer and the Company. During the year, because of the personnel turnover in our Accounting Department, certain documents with respect to agreed unit selling prices with several customers were not appropriately updated to the price master file. Consequently, invoices issued did not reflect the correct revenues earned. Further, our collections from customers who had a self-billing system did not tally with the accounts receivable recognized. We spent significant time matching payments made by customers against what we recognized as revenues, causing numerous adjustments to revenues and accounts receivable.

(c) Remediation to Address Material Weakness

In response to the foregoing matters, our senior management, as discussed with the Audit Committee, will undertake or have undertaken the following steps in 2008: (1) the head of our BCD attended a financial reporting outlook conference regarding convergence US GAAP and International Financial Reporting Standards (IFRS) on October 2007 conducted by Ernst & Young in London, United Kingdom. We will continue enhance the knowledge of our new Chief Financial Officer and accounting personnel (including new hires) with regard to U.S. GAAP requirements through formal training and research on critical U.S. GAAP accounting policies which impacts U.S. GAAP financial reporting as it relates to the accounting issues identified above; (2) we started reorganizing our finance and accounting department by hiring additional qualified personnel for certain key position; and (3) identified and reassigned certain accounting functions to ensure that controls over processes are monitored and to ensure that accounting for transactions are appropriate. We will perform a mock assessment of the effectiveness of the Company’s internal control over financial reporting on the fourth quarter of 2008 to ensure that we can comply with the requirements of SOX 404 at its adoption date and for us to have sufficient time to remediate identified weaknesses. We believe that these corrective actions, taken as a whole, will remediate the material weaknesses identified above. Certain of the remedial actions mentioned above were planned for implementation in 2007, as discussed in our 2006 Form 20-F. However, due to a significant turnover of employees in our finance and accounting department (including the change in our Chief Financial Officer) from October 2007 to March 2008, we were not able to fully implement remedial actions to ensure effectiveness of our internal control over financial reporting. We will continue to monitor the effectiveness of these actions and will make any other changes or take such other actions that management deems appropriate given the circumstances.

(d) Changes in Internal Controls

Other than relating to personnel changes either previously described or discussed below with respect to our Audit Committee Financial Expert. There were no changes in our internal controls during the period covered by this Annual Report on Form 20-F that have materially affected or that is reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16A AUDIT	COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that as of July 11, 2008, we do not have a financial expert serving in our audit committee. Mr. Celso Vivas, an independent director elected during the last annual stockholders’ meeting and whom the board of directors had determined qualified as a financial expert, resigned from the board on May 27, 2008. We are actively engaged in recruiting a financial expert to fill the current vacancy on the Audit Committee.

ITEM 16B CODE	OF ETHICS

In April 2004, we adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of this code of ethics is available on our web site at www.psitechnologies.com/psi2/codeofethics.pdf.

ITEM 16C PRINCIPAL	ACCOUNTANT FEES AND SERVICES

SGV & Co., a member practice of Ernst & Young Global, has served as our independent public accountants for the years ended December 31, 2007 and December 31, 2006.

The following table summarizes the aggregate fees for professional audit services and other services rendered by:

SGV & Co. and Ernst & Young in the past two years.	2007	2006
Audit Fees	$300,000	$250,000

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

Audit Committee Pre-Approval Policy

Our audit committee is required to pre-approve all audit and non-audit services rendered by and approve the engagement fees and other compensation to be paid to the independent accountant and its affiliates. When deciding whether to approve these items, our audit committee will take into account whether the provision of any non-audit service is compatible with the independence standards under the guidelines of the U.S. SEC and of the Independence Standards Board. To assist in this undertaking, the audit committee shall require the independent accountant to submit a report describing all relationships the independent accountant has with us and relevant third parties to determine the independent accountant’s independence.

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

July 15, 2008

PSi Technologies Holdings, Inc.

By:	/s/ ARTHUR J. YOUNG, JR.
Name:	Arthur J. Young, Jr.
Title:	Chief Executive Officer

PSi TECHNOLOGIES HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2007 and 2006

and Years Ended December 31, 2007, 2006 and 2005

and

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Stockholders and the Board of Directors

PSi Technologies Holdings, Inc.

We have audited the accompanying consolidated balance sheets of PSi Technologies Holdings, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, expressed in U.S. dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PSi Technologies Holdings, Inc. and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with United States generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, PSi Technologies Holdings, Inc.’s recurring losses from operations and negative net working capital position raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, do not include any adjustments that might result from the outcome of this uncertainty.

/s/ SyCip Gorres Velayo & Co

Makati City, Philippines

July 11, 2008

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31
	2007	2006
ASSETS

Current Assets
Cash and cash equivalents (Notes 3, 4, 9 and 20)	$3,414,322	$3,270,042
Restricted cash (Notes 3, 4 and 9)	1,096,376	102,969
Trade and other receivables—net (Notes 3, 4, 9 and 20)	12,752,236	14,643,596
Inventories—net (Note 5)	4,477,486	5,901,366
Other current assets—net (Note 6)	438,430	482,629

Total Current Assets	22,178,850	24,400,602

Noncurrent Assets
Property, plant and equipment—net (Notes 4, 7 and 8)	26,723,243	36,099,471
Other noncurrent assets—net (Notes 4 and 8)	876,565	1,277,391

Total Noncurrent Assets	27,599,808	37,376,862

Total Assets	$49,778,658	$61,777,464

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Loans payable (Notes 3, 9 and 20)	$10,020,000	$10,524,743
Current portion of exchangeable notes (Notes 11, 18 and 20)	4,816,349	—
Trade and other payables (Notes 10, 15 and 20)	22,525,545	27,113,868
Trust receipts payable (Notes 5 and 20)	52,520	39,998
Income tax payable	13,190	114,773

Total Current Liabilities	37,427,604	37,793,382

Noncurrent Liabilities
Noncurrent portion of exchangeable notes (Notes 11, 18 and 20)	2,027,347	4,541,506
Accrued retirement benefit obligation—net of current portion (Note 15)	1,475,276	3,092,841

Total Noncurrent Liabilities	3,502,623	7,634,347

Stockholders’ Equity (Notes 1, 11, 15 and 16)
Capital stock—Philippine peso 1 2/3 par value
Authorized—37,058,100 shares
Issued and outstanding—13,289,525 shares	590,818	590,818
Additional paid-in capital	79,421,574	79,544,586
Accumulated other comprehensive income (loss)	280,257	(2,055,236)
Deficit	(71,444,218)	(61,730,433)

Total Stockholders’ Equity	8,848,431	16,349,735

Total Liabilities and Stockholders’ Equity	$49,778,658	$61,777,464

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31
	2007	2006	2005
REVENUES (Notes 1 and 21)	$93,512,954	$89,736,608	$72,867,634
COST OF SALES (Notes 7, 15 and 19)	88,846,884	86,048,216	75,137,337

GROSS PROFIT (LOSS)	4,666,070	3,688,392	(2,269,703)

OPERATING EXPENSES
General and administrative (Notes 15, 16 and 19)	6,865,853	6,929,967	6,243,480
Research and development	1,236,084	1,150,922	1,201,300
Selling and marketing (Note 25)	845,799	669,424	962,433
Special charges (Notes 7 and 12)	683,989	1,884,289	1,482,627
Provision (reversal of allowance) for doubtful accounts (Note 4)	314,498	9,618	(84,663)

Total Operating Expenses	9,946,223	10,644,220	9,805,177

LOSS FROM CONTINUING OPERATIONS	(5,280,153)	(6,955,828)	(12,074,880)

OTHER INCOME (EXPENSES)
Interest and bank charges (Notes 9 and 11)	(3,707,768)	(3,517,891)	(3,029,426)
Foreign exchange losses—net	(1,003,157)	(530,334)	(150,628)
Lease income	165,480	134,650	110,340
Interest income	89,288	160,125	155,592
Gain (loss) on disposal of property and equipment	41,778	(7,066)	8,995
Income on refund from a utility company (Notes 4 and 8)	—	91,188	226,909

	(4,414,379)	(3,669,328)	(2,678,218)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(9,694,532)	(10,625,156)	(14,753,098)

PROVISION FOR INCOME TAX (Notes 13 and 14)
Current	19,253	191,033	3,096
Deferred	—	—	117,392

Total Provision for Income Tax	19,253	191,033	120,488

NET LOSS FROM CONTINUING OPERATIONS	(9,713,785)	(10,816,189)	(14,873,586)
NET LOSS FROM DISCONTINUED OPERATIONS (Notes 7, 12, 17 and 21)	—	(784,861)	(4,875,961)

NET LOSS (Note 22)	$(9,713,785)	$(11,601,050)	$(19,749,547)

Weighted Average Number of Common Shares Outstanding (Note 22)	13,289,525	13,289,525	13,289,525

Basic and Diluted Loss per common share (Note 22):
From continuing operations	($0.73)	($0.81)	($1.12)
From discontinued operations	—	($0.06)	($0.37)
Net loss per common share	($0.73)	($0.87)	($1.49)

Comprehensive Loss
Net loss	($9,713,785)	($11,601,050)	($19,749,547)
Pension liability adjustment—net (Note 15)	2,335,493	(24,866)	(483,861)

Total comprehensive loss	($7,378,292)	($11,625,916)	($20,233,408)

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Years Ended December 31
	2007	2006	2005
CAPITAL STOCK (Notes 1 and 11)
Common shares—Philippine peso 1 2/3 par value
Authorized—37,058,100 common shares
Issued and outstanding—13,289,525 common shares	$590,818	$590,818	$590,818

ADDITIONAL PAID-IN CAPITAL (Notes 1, 11 and 16)
Balance at beginning of year	79,544,586	79,385,573	71,861,359
Stock compensation costs	(123,012)	159,013	(82,068)
Beneficial conversion option	—	—	7,606,282

Balance at end of year	79,421,574	79,544,586	79,385,573

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Note 15)
Balance at beginning of year	(2,055,236)	(483,861)	—
Additional pension liability adjustment	2,335,493	(24,866)	(483,861)
Pension liability adjustment to initially apply Statement of Financial Accounting Standards No. 158	—	(1,546,509)	—

Balance at end of year	280,257	(2,055,236)	(483,861)

DEFICIT (Note 1)
Balance at beginning of year	(61,730,433)	(50,129,383)	(30,379,836)
Net loss	(9,713,785)	(11,601,050)	(19,749,547)

Balance at end of year	(71,444,218)	(61,730,433)	(50,129,383)

TOTAL STOCKHOLDERS’ EQUITY	$8,848,431	$16,349,735	$29,363,147

See accompanying Notes to Consolidated Financial Statements.

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	($9,713,785)	($11,601,050)	($19,749,547)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation (Note 7)	12,099,137	14,701,687	18,127,966
Interest on exchangeable notes converted to principal (Note 11)	1,331,690	1,207,881	784,208
Amortization of debt issuance costs, deferred licensing fee and discount on exchangeable notes (Notes 8 and 11)	1,000,338	911,937	774,922
Provision for (reversal of or benefit from):
Pension expense (Note 15)	702,514	535,159	155,145
Impairment losses (Notes 7 and 12)	683,989	1,884,289	4,221,665
Inventory losses (Note 5)	318,748	355,139	970,889
Doubtful accounts (Note 4)	314,498	9,618	(25,220)
Stock compensation costs (Note 16)	(123,012)	159,013	(82,068)
Unrecoverable tax credit certificates and input taxes (Note 6)	—	82,712	—
Deferred income tax	—	—	117,392
Probable losses	—	—	43,346
Unrealized foreign exchange losses	616,553	84,041	97,017
Loss on purchase commitments (Note 10)	196,534	—	—
Loss on disposal and write-off of inventories (Note 5)	82,943	96,464	44,929
Gain on disposal of property and equipment	(41,778)	(86,459)	(8,995)
Accretion of receivable from Manila Electric Company (Meralco) (Note 4)	(34,014)	(33,432)	—
Accretion of interest receivable from sale of land, building and improvements	(34,252)	(116,076)	(151,227)
Loss on early extinguishment of note receivable (Note 4)	5,017	—	—
Income on refund from a utility company (Note 4)	—	(91,188)	(226,909)
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	1,482,870	815,777	(3,158,636)
Advances to officers	—	—	4,488
Inventories	1,022,189	(547,118)	1,539,605
Other current assets	54,922	(231,551)	63,559
Increase (decrease) in:
Trade and other payables	(5,954,800)	2,824,449	(7,757,837)
Income tax payable	(101,583)	111,478	1,348

Net cash provided by (used in) operating activities	$3,908,718	11,072,770	(4,213,960)

(Forward)

PSi TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Years Ended December 31
	2007	2006	2005
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	($2,928,185)	($6,237,035)	($3,338,879)
Cash received from early extinguishment of note receivable	470,000	—	—
Proceeds from sale of property and equipment	111,734	1,366,633	1,008,995
Decrease (increase) in other noncurrent assets	48,635	(76,948)	445,595

Net cash used in investing activities	(2,297,816)	(4,947,350)	(1,884,289)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments of) trust receipts payable	12,522	(3,509,608)	312,195
Proceeds from availments of:
Loans payable	6,520,000	300,000	—
Exchangeable notes	—	—	7,000,000
Payments of:
Loans payable	(7,024,743)	(1,175,257)	(400,000)
Exchangeable note issuance costs	—	—	(173,893)
Liability due to a customer	—	—	(709,947)
Obligations under capital lease	—	—	(460,674)
Decrease (increase) in restricted cash	(993,407)	(102,969)	1,107,370

Net cash provided by (used in) financing activities	(1,485,628)	(4,487,834)	6,675,051

EFFECT OF FOREIGN EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS	19,006	7,787	2,109

NET INCREASE IN CASH AND CASH EQUIVALENTS	144,280	1,645,373	578,911
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,270,042	1,624,669	1,045,758

CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,414,322	$3,270,042	$1,624,669

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired on account recorded under accounts payable	$425,120	$2,481,086	$1,063,914
Application of advance payments to suppliers for the acquisition of certain machinery, equipment and accessories	123,549	—	—
Receivable from Meralco	—	91,188	226,909
Notes receivable from sale of land, building and improvements	—	—	1,173,462

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$1,213,438	$1,359,613	$2,101,577
Income tax	120,836	79,555	1,749

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

PSi Holdings and the foregoing entities are collectively referred to herein as “the Company” or “the PSi Companies.” Through its operating entities, namely, PSi Technologies, PSi Laguna and PSi Chengdu, PSi Holdings provides semiconductor assembly and test services primarily for power applications. It is also engaged in semiconductor packaging and test services for non-power applications, including plastics and hermetics. Approximately 99%, 97% and 97% of the Company’s consolidated revenues (including revenues from discontinued operations) in 2007, 2006 and 2005, respectively, relate to power packages.

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

On March 15, 2000, PSi Holdings offered to the public 4,025,000 American Depositary Shares (ADSs) at $16 per ADS representing its 4,025,000 common shares. Each ADS represents one common share in PSi Holdings. The ADSs were approved for quotation on the NASDAQ National Market.

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

On December 7, 2003, PSi Technologies entered into an Investment Agreement with the Management Committee of the Chengdu Hi-Tech Zone (CHTZ), a government entity of Chengdu City, Sichuan Province, People’s Republic of China (PRC). The Investment Agreement specifies the location contracted by and government support provided to PSi Technologies. On December 22, 2003, PSi Technologies incorporated PSi Mauritius as a wholly-owned subsidiary in the Republic of Mauritius. On January 15, 2004, PSi Mauritius organized PSi Chengdu as an assembly and test facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu, which started commercial operations on July 22, 2004, serviced the Supply Agreement between PSi Technologies and Electronics Devices Limited—Philips Semiconductors and Philips Semiconductors, a Division of Philips Electronics UK Ltd., (collectively referred to as “Philips”). On April 5, 2006, the BOD of PSi Technologies and PSi Mauritius through its subsidiary, PSi Chengdu, informed the Management Committee of the CHTZ of its decision to close the facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu ceased commercial operations on April 30, 2006. Liquidation procedures were completed on October 12, 2006. On January 24, 2007 and April 5, 2007, the State Tax Department and Chengdu Local Tax Department issued the respective tax clearances to PSi Chengdu. As of July 11, 2008, PSi Chengdu is still waiting for the issuance of a customs clearance by the Export Processing Zone (EPZ) Customs for a remaining piece of equipment, which has been sold, as part of the process of completing the final requirements for dissolution.

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

On January 31, 2008, the Company received a Nasdaq Staff Deficiency letter indicating that the Company failed to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(E)(i). The Company will be provided 180 calendar days, or until July 29, 2008, to regain compliance with the minimum bid price requirement of $1.00 per ADS of the Company for a minimum of 10 consecutive business days. If the minimum bid price requirement is not met by July 29, 2008, Nasdaq Staff will provide the Company with an additional 180 calendar day compliance period only if the Company meets certain listing criteria.

Pacsem is a U.S. corporation engaged exclusively in marketing and purchasing activities on behalf of PSi Technologies and PSi Laguna outside the Philippines. As part of the overall rationalization of operations and activities of the PSi Companies, the BOD approved the discontinuance of operations of Pacsem beginning January 31, 2006. All marketing and purchasing activities of the Company are handled by PSi Technologies in the Philippines.

PSi Holdings is 54%-owned by Merrill Lynch Global Emerging Markets Partners, L.P. (Merrill Lynch), a U.S.-based entity.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

The Company’s sales are primarily denominated in U.S. dollars. Sales to its top five customers represented 91%, 91% and 87% of the consolidated revenue (including revenue generated from discontinued operations) for the years ended December 31, 2007, 2006 and 2005, respectively (see Note 21). The Company’s customers are located in the United States of America, Europe and Asia. The Company anticipates that significant customer concentration will continue in the foreseeable future but the entities, which constitute the Company’s largest customers may change.

The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit rating financial institutions. The Company trades only with recognized, creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, trade receivable balances are monitored on an ongoing basis to lower the Company’s exposure to bad debts.

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

The Company minimizes the foreign currency risk by purchasing most of its raw materials and equipment in U.S. dollar, and by borrowing in U.S. dollar.

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

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring losses since 2001. Net loss for the years ended December 31, 2007, 2006, and 2005 amounted to $9.7 million, $11.6 million and $19.7 million, respectively, while deficit amounted to $71.4 million as of December 31, 2007 and $61.7 million as of December 31, 2006. Further, negative working capital amounted to $15.2 million as of December 31, 2007 and $13.4 million as of December 31, 2006. In 2007, 2006, and 2005, the Company recognized provision for impairment losses on certain property, plant and equipment amounting to $0.7 million, $1.9 million and $4.2 million, respectively, primarily due to abandonment of defective machinery and equipment and lower sales volume.

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

a.	Adoption of business economic measures enabling us to pass on to customers raw materials price increases based on pre-agreed benchmarks;

b.	Development of new captive businesses by entering into a sales and investment agreements with a major customer with committed production volume, higher selling price and underutilization charges in case of shortfall versus commitments;

c.	Growth through diversification:

•	Development of business partnership with new customers based in different geographies;

•	Development and positioning of new packages that have higher contribution margin;

d.	Reduction of raw materials cost, operating costs and overhead cost through purchasing programs; substitution of raw materials; power usage reduction and conservation projects; and rationalization of supervisor/management organization levels;

e.	Improvement of productivity, manufacturing efficiency and equipment capabilities through introduction and launching of continuous improvement circles;

f.	Approval of capital expenditures that meet certain financial and productivity criteria;

g.	Development of partnerships with suppliers and customers for access to and use of intellectual property, production equipment and materials at beneficial terms and conditions;

h.	Contract renegotiation for U.S. dollar-based pricing thus promoting natural hedging and avoiding foreign exchange losses;

i.	Negotiation for additional credit facilities with other banks and financial institutions. The Company is currently in discussion with a local financial institution for the availment of a $15.0 million credit facility to finance its current operations and investing activities. The facility will be available for five years with one year grace period;

j.	Renegotiation and repayment of existing debt facilities as follows:

•

The Company has a $10.0 million credit facility from the Singapore Branch of Raiffeisen Zentralbank Oesterreich AG (RZB-Austria) that is available to PSi Technologies and PSi Laguna of which $8.8 million has been drawn and outstanding as of December 31, 2007. The credit facility has been available to the Company since 2002 and has been renewed annually every year thereafter until December 31, 2006. On April 27, 2007, the Company entered into a Second Supplemental Agreement with RZB-Austria which extended the maturity of the credit facility from December 31, 2006 through March 31, 2008. RZB-Austria has also deleted the “Financial Covenants” section of the credit facility in its entirety. However, RZB-Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest thereon shall be immediately due and payable. As of July 11, 2008, the Company is in the process of finalizing the documentation and contractual requirements for the extension of the $10.0 million credit facility from RZB-Austria.

•

The Company has a revolving facility for a promissory note of $3.0 million including the availability of a letter of credit up to $450,000 with Philippine Veterans Bank (PVB, a local commercial bank). The facility was signed on July 13, 2006 and is available in multiple drawdowns of up to 90 days promissory note. The facility is subject to annual review on or before April 11 of each year up to April 11, 2010. As of December 31, 2007, the outstanding short-term loan payable to PVB amounted to $1.3 million. On May 16, 2008, the BOD of PVB, after completing the annual review of the Company’s existing $3.0 million credit facility, has approved the increase in the limit for the letter of credit from $450,000 to $1.5 million.

•

The 2003 Exchangeable Senior Subordinated Note (the “2003 Note”) issued to Merrill Lynch LLC was amended to mature on July 31, 2008, all other terms and conditions apply. On July 31, 2008, Merrill Lynch LLC may opt to redeem the note together with the accrued interest and any unpaid interest. The Board of Directors in its May 26, 2008 meeting, after reviewing the financial condition of the company and in consideration of the maturity date, terms and conditions of the 2003 Note has delegated to the Audit Committee the negotiation with Merrill Lynch LLC regarding the extension of the 2003 Note to June 2009. The Audit Committee, being an independent body, in its subsequent meetings has reviewed the financial position of the company and in consideration of the general business environment, including the performance of the company’s share price, has proposed a term sheet which is currently under discussion. As of July 11, 2008, the Audit Committee and Merrill Lynch LLC have reached an agreement in principle for the extension.

Management believes that its current and future plans will enable the Company to continue as a going concern. The consolidated financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, do not include adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

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

•	PSi Laguna (wholly-owned through PSi Technologies), a PEZA-registered enterprise, engaged in the assembly and test of power semiconductor devices;

•	Pacsem (wholly-owned through PSi Technologies), a U.S. corporation engaged exclusively in marketing and purchasing activities on behalf of PSi Technologies and PSi Laguna outside the Philippines;

•	PSi Mauritius (wholly-owned through PSi Technologies), a company incorporated in the Republic of Mauritius, organized as a holding company of PSi Chengdu;

•	PSi Chengdu (wholly-owned through PSi Mauritius), a company incorporated in the PRC, and is in the process of completing the final requirements for dissolution;

•

Pacsem Realty (40%-owned through PSi Technologies and 24%-owned through PSi Technologies’ variable interest entity, PSitech Realty), a real estate company which held real estate properties that were previously leased to PSi Technologies and PSi Laguna. Pacsem Realty has sold all of its real estate properties and currently has no commercial operations; and

•

PSitech Realty is a variable interest entity of PSi Technologies, the latter being the primary beneficiary of any operating results or interest. Accordingly, the accounts of PSitech Realty are consolidated to those of the Company. PSitech Realty is a holding company of Pacsem Realty. Its total assets as of December 31, 2007 and 2006 amounted to $988 and $827, respectively.

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

Foreign Currency Translations and Transactions

The Company uses the U.S. dollar as its functional currency because all of its revenues and substantially all of its costs are denominated in U.S. dollars. Assets, liabilities, revenues, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency using the exchange rate at the date of the transaction. Accordingly, monetary assets and liabilities denominated in Philippine peso and other foreign currencies have been re-measured into U.S. dollars using the prevailing exchange rate at each balance sheet date. Non-monetary items are re-measured at historical exchange rates. Gains and losses from foreign currency transactions are credited or charged to current operations.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and are subject to an insignificant risk of change in value.

Trade and Other Receivables

Trade receivables are recognized and carried at original invoice amount, net of allowance for doubtful accounts. Other current receivables are stated at face value, net of allowance for doubtful accounts. Non-interest bearing noncurrent receivables are stated at face value, net of unearned interest income and allowance for doubtful accounts, if any.

Allowance for Doubtful Accounts

The Company trades only with recognized, creditworthy third parties. As a policy, all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce exposure to bad debts.

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

•

Accounts receivable trade: Full allowance is provided for trade receivables specifically identified to be uncollectible. Remaining balances over 180 to 360 days past due accounts are provided with allowance based on customer’s historical pattern of payment and collection experience of the Company.

•	Receivable from employees: Full allowance is provided for employees separated from the Company, net of salaries and benefits payable by the Company to the employee.

Inventories

Inventories are stated at the lower of cost or market, after provision for obsolete, slow and non-moving items. Cost is determined by using the moving average method. Finished goods and work in-process include direct materials, except customer-supplied semiconductor raw materials, direct labor, depreciation and other overhead costs relating to the assembly and testing process.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. The estimated useful lives of the property, plant and equipment are as follows:

Machinery, equipment and accessories	3–8 years
Leasehold improvements	5–10 years or the term of the lease agreement, whichever is shorter
Office furniture, fixtures and equipment	3–5 years
Transportation equipment	5 years

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

Income Tax

Current tax liabilities are measured at the amount expected to be paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the balance sheet date.

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

In determining the amount of the valuation allowance, consideration is given to all available evidence of realization, as well as feasible tax planning strategies, in each taxing jurisdiction. If all or a portion of the remaining deferred tax assets will not be realized, the valuation allowance will be increased with a charge to income tax expense. Conversely, if the Company will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released in the statement of operations as a credit to income tax expense. The Company monitors on an ongoing basis its ability to utilize its deferred tax assets and the continuing need for a related valuation allowance. As of December 31, 2007, full valuation allowance was provided for all of the Company’s deferred tax assets.

The Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 requires an entity to recognize in its consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 has no impact on the opening balance of the Company’s deficit.

Loss Per Share

Basic loss per share is computed by dividing the net loss for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year.

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

Revenue Recognition and Risk of Loss

The Company has the following three primary revenue streams related to the assembly and test of semiconductor products used for power conversion or power management applications: assembly-only, testing-only, and assembly and testing. Revenue from assembly-only and test-only services is recognized upon the completion of the related service, which coincides with the shipment of packaged semiconductors to the customers. For arrangements involving both assembly and test services, revenue is recognized upon the completion of test services, which coincides with the shipment of the packaged semiconductors. The Company does not take ownership of customer-supplied semiconductor raw materials. Title and risk of loss for these materials remain with the customers at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. Such policies are consistent with the provisions of the U.S. Securities and Exchange Commission’s (U.S. SEC) Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” which supersedes SAB No. 101. SAB No. 104 requires that the following four criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

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

Software Development Costs

External direct costs of materials and services, and payroll and payroll-related costs of employees directly associated with the development of computer software incurred during the development of the computer software for internal use are capitalized in accordance with the Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Software development costs are classified under “Property, plant and equipment” account in the consolidated balance sheets when the computer software is ready for its intended use and amortized on a straight line basis over five years.

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

Pension Plan

The Company has a trusteed, noncontributory defined benefit pension plan covering substantially all of its regular employees in the Philippines. In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R)” (SFAS No. 158), which requires the recognition of the funded status of a defined benefit pension plan (other than a multi-employer plan) as an asset or liability in the statement of financial position and the recognition of changes in the funded status through accumulated other comprehensive income, net of tax, in the year in which such changes occur. The Company adopted the recognition and disclosure provisions of SFAS No. 158 and initially applied those to the funded status of the defined benefit pension plans effective December 31, 2006. The Company measures the pension benefit liabilities using the projected unit credit actuarial cost method in accordance with the provisions of SFAS No. 158. SFAS No. 158 also requires that the funded status of a plan be measured as of the date of the year-end statement of financial position (see Note 15 for further discussion).

Impairment of Long-lived Assets

The Company reviews long-lived assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company assesses long-lived assets for impairment based on the undiscounted future cash flows such assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, the Company reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.

Operating Leases

Rental payments under operating leases are charged to operations on a straight-line basis over the periods of the respective leases.

Capital Lease

Leases which meet any one of the following criteria: (a) provisions for bargain purchase option, (b) transfer of ownership at the end of the lease term, (c) lease term is equal to 75% or more of the estimated economic life of the leased property, and (d) present value at the beginning of the lease term of the minimum lease payments approximates the fair market value of the property, are capitalized. The capitalized asset is recognized at the lower of the fair value of the leased asset or the present value of the minimum lease payments at the inception of the lease. The related depreciation for property and equipment acquired under capital lease arrangement is computed on the basis of the Company’s depreciation policy for owned assets.

Shipping and Handling Costs

Costs incurred in preparing the finished products for shipment and physically moving the finished products from the Company’s place of business to the customer’s designated location are included in the “Operating Expenses” account in the consolidated statements of operations.

Advertising Costs

Advertising costs are expensed as incurred.

Employee Stock Options

Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment,” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123(R)). SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its interpretations. SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee’s stock options, be measured at grant-date fair value and expensed over the service period (generally the vesting period). Upon adoption, the Company transitioned to SFAS No. 123(R) using the modified prospective method, whereby compensation cost under SFAS No. 123(R) is recognized beginning January 1, 2006 and thereafter, with prior periods’ stock-based compensation for option still determined pursuant to APB No. 25, “Accounting for Stock Issued to Employees,” with pro forma disclosure provided as if SFAS No. 123 had been applied. The Company uses the Black-Scholes option valuation model to value stock options. Compensation expense is measured and recognized beginning in 2006 as follows:

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

For all grants, the Company recognizes compensation cost using graded accelerated method of vesting over the requisite service period of the award.

Prior to January 1, 2006, had compensation cost for the Company’s Stock Option Plan been determined based on the fair value at the grant date consistent with the method of SFAS No. 123, “Accounting for Stock-based Compensation”, the Company’s net loss and loss per share would have been stated at the following pro forma amounts:

2005
Net loss as reported	$(19,749,547)
Total reversal of stock-based employee compensation expense determined using APB Opinion No. 25, net of related tax effects (see Note 16)	(82,068)
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	644,837

Pro forma net loss	$(19,186,778)

Basic and diluted loss per common share as reported	$(1.49)
Basic and diluted loss per common share—pro forma	$(1.44)

Equity and Debt Issuance Expenses

Direct costs incurred in connection with the issuance of debt securities are reported as deferred financing charges (included under “Other noncurrent assets” account in the consolidated balance sheets). Debt issuance costs are recognized as additional interest expense over the life of the debt instrument using the effective interest method. Upon redemption or conversion of the Exchangeable Notes, any remaining unamortized discount will be charged to operations in the year of redemption or conversion. The embedded beneficial conversion feature recognized as part of additional paid-in capital amounted to $10.8 million as of December 31, 2007 and 2006.

Contingencies

The Company is involved in various legal proceedings (see Note 23). The Company develops estimate of the probable costs for the assessment and resolution of these claims based upon an analysis of potential results. The evaluation of any potential liability under each of the cases is conducted on a gross basis, before consideration of any possible insurance claims or settlements. The Company currently does not believe that these legal claims will have a material adverse effect on its financial position and results of operations. No provisions for contingencies were recognized in 2007, 2006 and 2005.

Recently Issued Accounting Standards

The FASB has issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 will have a material impact in the consolidated financial statements and disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). Unrealized gains and losses on instruments for which the Fair Value Option has been elected are reported in earnings at each subsequent reporting period. SFAS No. 159 is effective on April 1, 2008. The Company is currently in the process of determining the impact of the adoption of this new standard in the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141(R)). SFAS No. 141(R) requires, among other things, the acquiring entity in a business combination to recognize the fair value of all the assets acquired and liabilities assumed; the recognition of acquisition-related costs in the statement of operations; the recognition of restructuring costs in the statement of operations for which the acquirer becomes obligated after the acquisition date; and contingent arrangements to be recognized at their fair values on the acquisition date with subsequent adjustments recognized in the statement of operations. SFAS No. 141(R) is effective for annual periods beginning after December 15, 2008 and should be applied prospectively for all business combinations entered into after the date of adoption. The Company does not expect that the adoption of SFAS No. 141(R) will have a material impact in the consolidated financial statements and disclosures.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (SFAS No. 160). SFAS No. 160 requires that a non-controlling interest in a consolidated subsidiary be displayed in the consolidated statements of financial position as a separate component of equity. Under SFAS No. 160, gains or losses should not be recognized on sales of noncontrolling interests in subsidiaries. Differences between sale proceeds and the consolidated basis of outstanding noncontrolling interests should be accounted for as charges or credits to consolidated paid-in-capital. SFAS No. 160 is effective for the first annual reporting period beginning on or after December 15, 2008. The Company does not expect that the adoption of SFAS No. 160 will have a material impact in the consolidated financial statements and disclosures.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS No. 161). SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities. This statement requires additional disclosures about the objectives of derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on the Company’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect that the adoption of SFAS No. 161 will have a material impact in the consolidated financial statements and disclosures.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). SFAS No. 162 will become effective 60 days following the U.S. SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company does not expect the adoption of SFAS No. 162 to have a material effect in the consolidated financial statements and disclosures.

3. Cash and Cash Equivalents and Restricted Cash

The “Cash and cash equivalents” account includes cash held in escrow amounting to $1.1 million and $2.7 million, as of December 31, 2007 and 2006, respectively. Such cash held in escrow with RZB-Austria, KBC- Philippines (as of December 31, 2006) and PVB is available to the Company for withdrawal, subject to the following conditions:

•	There is sufficient Borrowing Base to cover the loan as shown on the table below:

Borrowing Base
RZB-Austria	90% of the value of outstanding eligible receivables plus 100% of the U.S. dollar cash proceeds from eligible receivables

PVB	95% of the value of outstanding eligible receivables

KBC-Philippines	90% of the value of outstanding eligible receivables plus 100% of the U.S. dollar cash proceeds from eligible receivables

•	RZB-Austria, PVB and KBC-Philippines, respectively, have conducted, to its satisfaction, a test of the adequacy of eligible receivables and balance of escrow bank account; and

•	There is no Event of Default.

As of December 31, 2007 and 2006, cash held in escrow amounting to $1.1 million and $0.1 million, respectively, included under “Restricted cash” account in the consolidated balance sheets, was restricted for withdrawal since the balance of the outstanding trade receivables assigned was not adequate to cover the outstanding loan payable (see Note 9).

4. Trade and Other Receivables

Trade and other receivables consists of:

	2007	2006
Trade	$12,273,407	$13,808,792
Current portion of receivables from employees	282,730	214,999
Current portion of receivable from Manila Electric Company (Meralco)—net of unearned interest (see Note 8)	73,608	54,636
Current portion of receivable from sale of land, building and land improvements—net of unearned interest (see note 8)	—	443,672
Others	573,835	258,343
Allowance for doubtful accounts	(451,344)	(136,846)

	$12,752,236	$14,643,596

Movements in the allowance for doubtful accounts are as follows:

	2007	2006
Balance at beginning of year	$136,846	$196,190
Provision for doubtful accounts	314,498	9,618
Write-offs during the year	—	(68,962)

Balance at end of year	$451,344	$136,846

Trade receivables from certain customers totaling $10.9 million and $12.3 million as of December 31, 2007 and 2006, respectively, were assigned to RZB-Austria, PVB and KBC-Philippines (see Notes 1 and 9). The proceeds from the collection of these receivables will be remitted directly to the Company’s escrow bank accounts with RZB-Austria, PVB and KBC-Philippines. The Company may only withdraw such funds subject to the conditions discussed in Note 3 to the consolidated financial statements.

Receivables from employees pertain to cash and travel advances and car loans extended to employees. There are no advances to officers and executives, which are in violation of Section 402 (Enhanced Conflict of Interest Provisions—Prohibition on Personal Loans to Executives) of the Sarbanes-Oxley Act.

On January 28, 2005, Pacsem Realty and PSi Laguna entered into separate Contracts to Sell with ILO Land, Inc. (ILO, an unrelated company) for the sale of (a) land, and (b) related building and land improvements for a total consideration of $0.4 million and $2.1 million, respectively. In accordance with the terms of the Contracts to Sell, the purchase consideration was collectible as follows:

	Land	Building and Land Improvements	Total
Due and payable upon execution of the Contract to Sell	$140,000	$860,000	$1,000,000
Payable in six (6) equal installments every six months	210,000	1,290,000	1,500,000

	$350,000	$2,150,000	$2,500,000

On January 28, 2005, the Company recognized the receivable from ILO amounting to $1,173,462, net of unearned interest income of $326,538. The receivable was discounted using an effective interest rate of 15%, determined based on 12% yield rate on 3-year Republic of the Philippines (ROP) bonds as quoted by the Philippine Bureau of Treasury (BTr) as of January 28, 2005, plus 3% risk premium. On June 12, 2007, the Company offered ILO a 6% discount on the latter’s fifth and sixth installments related to the purchase of the Company’s property should ILO decide to pay such obligation before the due dates of July 28, 2007 and January 28, 2008, respectively. On June 12, 2007, ILO paid all its remaining liability to the Company, net of the 6% discount of $470,000. Accordingly, the Company recorded a loss on early extinguishment of receivable from sale of land, building and improvements amounting to $9,173 included in the “General and administrative expense” account in the 2007 statement of operations.

As a customer of Meralco, a utility distribution company in the Philippines, PSi Technologies is entitled a refund for some of its previous billings under Phase IV of Meralco’s refund scheme. Beginning 2005, the approval of Meralco’s amended refund scheme by the Philippine Energy Regulatory Commission indicated that the amount and timing of the receipt of the refund was certain.

Under the Meralco refund scheme, the refund may be received through postdated checks or as fixed monthly credit to bills with cash option. PSi Technologies opted to recover the refund through post dated checks starting in July 2006 up to July 2011. As at December 31, 2005, the Company recognized a receivable from Meralco amounting to $311,956, gross of unearned interest income of $85,047, resulting in a net receivable from Meralco of $226,909. The receivable was discounted using an effective interest rate of 12.38%, determined based on 9.38% yield rates on 5-year ROP bonds as quoted by the BTr as of December 31, 2005, plus 3% risk premium. On August 25, 2006, PSi Technologies recognized an additional receivable from Meralco amounting to $111,716, gross of unearned interest income of $20,528 which resulted in a net receivable from Meralco of $91,188. The receivable was discounted using an effective interest rate of 10.96%, determined based on 7.96% yield rates on 5-year ROP bonds as quoted by the BTr as of August 25, 2006, plus 3% risk premium. Accretion income recognized in 2007 and 2006 amounted to $34,030 and $33,432, respectively, included under “Interest income” account in the consolidated statements of operations.

The current and noncurrent portions of the receivables from Meralco are as follows:

	2007	2006
Total receivable	$308,718	$346,560
Less discount	56,293	79,399

	252,425	267,161
Less current portion	73,608	54,636

Noncurrent portion (included under “Other noncurrent assets” account, see Note 8)	$178,817	$212,525

5. Inventories

Inventories consist of:

	2007	2006
Finished goods	$18,346	$35,087
Work in-process	867,965	1,134,873
Materials, spare parts and supplies, net of allowance for inventory losses of $1.7 and $1.8 million in 2007 and 2006, respectively	3,591,175	4,731,406

	$4,477,486	$5,901,366

Movements in allowance for inventory losses are as follows:

	2007	2006
Balance at beginning of year	$1,828,024	$2,105,166
Provision for inventory losses	318,748	355,139
Write-offs during the year	(426,997)	(559,662)
Disposal of obsolete inventories	—	(72,619)

Balance at end of year	$1,719,775	$1,828,024

Provision for inventory losses and loss on write-off of inventories amounting to $401,691, $355,139 and $1,015,818 in 2007, 2006 and 2005, respectively, were included in cost of sales.

The balance of trust receipts payable that pertains to purchases of inventories amounted to $52,520 as of December 31, 2007 and $39,998 as of December 31, 2006. The Company is accountable to the banks for the items entrusted or the proceeds generated from any sale of these inventories until such time that the amount financed by the banks is paid. The corresponding trust receipts payable to the banks are presented as current liabilities in the consolidated balance sheets and bear average annual interest rate of 8.29% in 2007 and 8.54% in 2006.

6. Other Current Assets

Other current assets consist of:

	2007	2006
Deposits	$335,816	$370,688
Tax credits—net of allowance for unrecoverable tax credits of $110,793 in 2007 and $93,281 in 2006	86,251	72,617
Prepayments and others	16,363	39,324

	$438,430	$482,629

Deposits include advance payments to suppliers for the acquisition of raw materials.

Tax credits were issued by the BOC and may be used for payment of import duties due to the BOC.

7. Property, Plant and Equipment

Property, plant and equipment consist of:

	2007	2006
Machinery, equipment and accessories	$125,957,742	$128,628,459
Leasehold improvements	6,257,421	5,947,500
Office furniture, fixtures and equipment	5,619,652	5,030,446
Transportation equipment	342,486	852,599

	138,177,301	140,459,004
Less accumulated depreciation	111,492,628	104,407,474

	26,684,673	36,051,530
Construction in-progress	38,570	47,941

	$26,723,243	$36,099,471

Property, plant and equipment includes machinery and equipment and computer equipment acquired under capital lease arrangements. The related depreciation of the leased assets, amounting to $63,803 in 2007 and $68,346 in 2006, was computed on the basis of the Company’s depreciation policy for owned assets.

Office furniture, fixtures and equipment includes software costs with net carrying amount of $410,400 and $155,094 as of December 31, 2007 and 2006, respectively. Amortization of software costs amounted to $183,891, $162,623 and $236,216 in 2007, 2006 and 2005, respectively.

The total depreciation of property, plant and equipment amounted to $12.1 million, $14.7 million and $18.1 million in 2007, 2006 and 2005, respectively.

As discussed in Note 4, on January 28, 2005, Pacsem Realty and PSi Laguna entered into separate Contracts to Sell with ILO for the sale of (a) land, and (b) building and land improvements (Site 3) for a total consideration of $350,000 and $2.2 million, respectively.

On September 8, 2005, the representatives of the Management Committee of the CHTZ, and The Management Office of Sichuan Chengdu Export Processing Zone informed PSi Chengdu of the government’s plan to convert the Southern Export Processing Zone where PSi Chengdu is located to another commercial area and the need for PSi Chengdu to relocate from the Southern Export Processing Zone to the Western Export Processing Zone. The relocation issue which could further drain PSi Chengdu’s resources, coupled with continuous operating and cash flow losses from the start of commercial operations up to 2005, triggered an impairment review in accordance with SFAS No. 144, as of December 31, 2005. Management estimated that the undiscounted future cash flows to be generated by PSi Chengdu to be negative compared with the carrying amount of PSi Chengdu’s long-lived assets of $2.7 million. Using the expected cash flow approach as a measure of fair value, management estimated the fair value of those assets to be negative $0.2 million of December 31, 2005. This resulted in write-down equal to the carrying amount of the assets amounting to $2.7 million, which was included under “Net loss from discontinued operations” line item in the 2005 consolidated statement of operations (see Notes 12 and 17).

Due to the Company’s recurring losses since 2001, annual impairment review was performed in accordance with SFAS No. 144. In 2007, 2006 and 2005, the Company recognized an impairment losses amounting to $0.7 million, $1.9 million and $4.2 million, respectively. To determine whether long-lived assets are impaired, the Company performed test of recoverability of its long-lived assets by comparing the carrying value of the group of assets to the undiscounted future net cash flows expected to be generated from the use of these assets. Impairment losses are recognized as the excess of the carrying value of the group of assets over its fair value. The determination of fair value was based on the expected cash flow approach as a measure of value. The cash flow was discounted using an effective interest rate of 7.719%, determined based on 4.719% yield rates on 4-year ROP bonds as quoted by the BTr as of December 31, 2006, plus 3% risk premium. Provision for impairment losses recognized by the Company in 2007, 2006 and 2005 were included under “Special charges” account in the consolidated statements of operations (see Note 12).

Certain of the Company’s customers provide equipment on a consignment basis. The value of the consigned equipment is not reflected among the Company’s property, plant and equipment. Risk of loss and insurance for such assets are borne by the customers.

8. Other Noncurrent Assets

Other noncurrent assets consist of:

	2007	2006
Deposits	$428,134	$505,432
Deferred financing charges—net of accumulated amortization of $89,182 in 2007 and $69,343 in 2006	183,379	203,218
Noncurrent portion of receivable from Meralco—net (see Note 4)	178,817	212,525
Deferred licensing fee—net of accumulated amortization of $30,000 in 2007 and $20,000 in 2006	70,000	80,000
Noncurrent portion of receivables from employees	16,235	29,123
Noncurrent portion of receivable from sale of land and building and land improvements—net (see Note 4)	—	247,093

	$876,565	$1,277,391

Deposits consist of:

	2007	2006
Security and utility deposits	$286,180	$239,931
Advance payments to suppliers for the acquisition of certain machinery, equipment and accessories	134,419	257,968
Others	7,535	7,533

	$428,134	$505,432

The amortization expense relating to the deferred licensing fee amounted to $10,000 in 2007 and 2006. The amortization expense for each of the seven succeeding years amounts to $10,000.

9. Loans Payable

This account consists of short-term liabilities to the following creditors:

	2007	2006
RZB-Austria	$8,750,000	$9,700,000
PVB	1,270,000	300,000
KBC-Philippines	—	524,743

	$10,020,000	$10,524,743

RZB-Austria

The outstanding liability to RZB-Austria amounted to $8.8 million and $9.7 million as of December 31, 2007 and 2006, respectively. The interest rates in 2007 and 2006 ranged from 7.875% to 8.025% and 7.455% to 8.025%, respectively.

Under the terms of the Credit Facility Agreement with RZB-Austria, PSi Technologies and PSi Laguna shall ensure the collection of certain eligible receivables under the Borrowing Base (equivalent to 90% of the value of outstanding eligible receivables plus 100% of the U.S. dollar cash proceeds from eligible receivables to be deposited) to be deposited to an escrow bank account. Eligible receivables are trade receivables from third parties denominated in U.S. dollar that are outstanding for no longer than 90 days from date of invoice. Further, all trade receivables owing by a single account debtor, if 20% of the balance remains unpaid 30 days after the credit terms of payment of the original applicable invoice, shall not be considered as eligible receivable. In addition, PSi Technologies and PSi Laguna shall maintain a Borrowing Base to cover outstanding principal drawings under the Credit Facility Agreement at all times. In case of shortfall, the Company shall have three business days to rectify such shortfall based on the Credit Facility Agreement. Withdrawals from the escrow bank account are allowable subject to the conditions discussed in Note 3 to the consolidated financial statements. As of December 31, 2007, receivable from a customer amounting to $1,370,139 which includes a balance that is unpaid 30 days after the credit terms of payment amounting to $274,914 were included as part of eligible receivables. As of December 31, 2007, the balance of the loans payable to RZB – Austria exceeded the total borrowing base as a result of certain assigned receivables being outstanding beyond the 30-day credit term. As of July 11, 2008, 82% of such outstanding trade receivables have been collected.

On April 27, 2007, the Company entered into a second supplemental agreement with RZB-Austria, which provides that RZB-Austria may cancel the credit facility anytime during the term of the loan and all amounts outstanding under the facility including accrued interest thereon shall be immediately due and payable. Under the terms of the supplemental agreement, RZB-Austria also deleted the Financial Covenants section of the Credit Facility Agreement in its entirety and the Credit Facility was extended from December 31, 2006 until March 31, 2008. As of July 11, 2008, the Company is in the process of finalizing the requirements for the extension of the $10.0 million Credit Facility from RZB-Austria.

PVB

The Company has a revolving promissory note of $3.0 million including the availability of a letter of credit up to $450,000 with PVB. The facility was signed on July 13, 2006 and is available in multiple draw downs of up to 90 days. The facility is subject to annual review by PVB before April 11 of each year up to April 11, 2010. The outstanding loans and trust receipts payable as of December 31, 2007 with PVB amounted to $1.3 million and $0.5 million, respectively. On May 16, 2008, the BOD of PVB after completing the annual review of the Company’s existing $3.0 million credit facility, approved the increase in the limit for the letter of credit from $450,000 to $1.5 million.

The short-term credit facility is secured by trade receivable from a customer (see Note 4). Under the terms of the short-term Credit Facility Agreement, PSi Technologies shall ensure the collection of eligible receivable under the Borrowing Base (equivalent to 95% of the value of outstanding eligible receivables) to be deposited to an escrow bank account. Further, PSi Technologies shall maintain a Borrowing Base to cover outstanding principal drawing under the Credit Facility Agreement at all times. In case of shortfall, the Company shall have three business days to rectify such shortfall based on the Credit Facility Agreement. Withdrawals from the escrow bank account are allowable subject to the condition discussed in Note 3 to the consolidated financial statements.

The Company has sufficient borrowing base to cover its loans due to PVB as of December 31, 2007.

As of December 31, 2007, the Company has not complied with the leverage ratio requirement and increasing earnings before interest, taxes, depreciation and amortization (EBITDA) requirement under the short-term Credit Facility Agreement with PVB.

The Company fully paid its outstanding loan due to PVB as of December 31, 2007 on March 5, 2008. The interest rate ranged from 8.32% to 8.69% in 2007 and was 8.12% in 2006.

KBC-Philippines

Up to July 26, 2006, the Company had a $3.0 million short-term credit facility with KBC-Philippines. As of December 31, 2006, the Company’s loans outstanding under such credit facility amounted to $0.5 million. In addition, the Company had a $4.0 million letter of credit and trust receipt facility. As of December 31, 2006, the trust receipts payable to KBC-Philippines was paid in full. On January 5, 2007, the outstanding short-term loan due to KBC-Philippines as of December 31, 2006 was fully paid. The interest rates ranged from 6.20% to 8.25% in 2006.

The interest rates ranged from 6.20% to 8.25% in 2006.

10. Trade and Other Payables

Trade and other payables consist of:

	2007	2006
Trade	$17,240,716	$22,229,197
Advances from a customer	466,503	—
Provision for loss on purchase commitments	196,534	—
Accrued expenses:
Employee salaries and benefits (see Note 15)	1,316,977	1,666,316
Professional fees	775,632	787,992
Rental	692,667	563,003
Utilities	276,570	270,407
Withholding taxes	546,156	508,946
Others	1,013,790	1,088,007

	$22,525,545	$27,113,868

Trade payables include liabilities to equipment suppliers of $0.4 million and $2.5 million as of December 31, 2007 and December 31, 2006, respectively.

Advances from a customer pertain to short-term non-interest bearing loan obtained from a customer. The repayment of the loan shall be through a reduction in the average selling price by a pre-agreed unit price of a particular package, accrued by way of credit notes issued by the Company after each month of accumulated deliveries. In addition, payment of such advances shall be secured by the execution of a Mortgage Participation Certificate amounting to $3.0 million on August 27, 2007 under the PSi Technologies’ Mortgage Trust Indenture dated December 31, 1992 issued by a local bank.

The foregoing advances from a customer were fully settled on February 29, 2008.

In 2007, the Company recorded a loss on purchase commitments arising from price decline and expected termination of several firm and executory purchase commitments amounting to $196,534 which was included in the “Cost of sales” account in the 2007 consolidated statement of operations.

Accrued employee salaries and benefits include accruals for compensated absences as well as accrued pension benefit obligation (see Note 15).

11. Exchangeable Notes

On July 3, 2003, the Company issued a $4.0 million Exchangeable Senior Subordinated Note (2003 Note) to Merrill Lynch, a major stockholder of the Company. On June 2, 2005, the Company issued another $7.0 million Exchangeable Senior Subordinated Note (2005 Note) to the same holder of the 2003 Note. The proceeds of the 2005 Note were used to partially finance capital expenditures related to the introduction of the Power Quad Flat No Lead (QFN) package and for the repayment of due and outstanding suppliers’ credits and capital expenditures payables.

The net carrying amount of the 2003 and 2005 Notes (collectively referred to as “the Exchangeable Notes”) as of December 31, 2007 and 2006 is as follows:

	2007	2006
Face value of Exchangeable Notes	$11,000,000	$11,000,000
Debt discount	(7,480,084)	(8,450,583)
Accrued interest on Exchangeable Notes converted to principal	3,323,779	1,992,089

Total	6,843,695	4,541,506
Less current portion	4,816,349	—

Noncurrent portion of Exchangeable Notes	$2,027,346	$4,541,506

The debt discount represents the value of the beneficial conversion feature calculated in accordance with the provisions of EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (EITF 98-5). Prior to the computation of the beneficial conversion feature calculated under EITF 98-5, the Company evaluated the embedded conversion features in its Exchangeable Notes to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features in accordance with EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” and SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Based on this evaluation, the Company has determined that bifurcation of the conversion features is not required.

The terms and conditions of the 2003 and 2005 Notes are substantially similar in nature. The following are the significant terms of the Exchangeable Notes:

	2003 Note	2005 Note
Grant of Exchange Right	PSi Holdings grants Merrill Lynch an irrevocable right to exchange all or part of its Exchangeable Note to PSi Holdings’ common stock at a price per share of the common stock initially equal to $1.47 (Exchangeable Note exercise price), provided however that:	PSi Holdings grants Merrill Lynch an irrevocable right to exchange all or part of its Exchangeable Note to PSi Holdings’ common stock at a price per share of the common stock initially equal to $1.00 (Exchangeable Note exercise price), provided however that:

i.       If PSi Holdings’ earnings before interest taxes depreciation and amortization (EBITDA) for the three-month period ended September 30, 2003 is less than $3.89 million, then the exercise price shall be reduced to $1.29 per share; and

i. If PSi Holdings’ EBITDA for the three-month period ended December 31, 2005 is less than $5.5 million, then the Note Exercise Price shall be reduced to $0.90; and

ii.      If PSi Holdings’ EBITDA for the three-month period ended December 31, 2003 is less than $3.92 million, then the Exchangeable Note exercise price shall be reduced to (a) $1.15 if the Exchangeable Note exercise price was reduced pursuant to clause (i) above, and (b) $1.29, if the Exchangeable Note exercise price was not reduced pursuant to clause (i) above.

ii. If PSi Holdings’ EBITDA for the three-month period ended March 31, 2006 is less than $6.7 million, then the Note Exercise Price shall be reduced to $0.80.

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

	PSi Technologies shall not be permitted to prepay the Exchangeable Note in whole or in part.	PSi Technologies shall not be permitted to prepay the Exchangeable Note in whole or in part.

Mandatory Issuance Rights	Merrill Lynch, at its discretion, may elect to replace all of its exchange rights with the right to (i) assign a portion or all of the Exchangeable Note to PSi Technologies; provided however, that prior to such assignment, PSi Technologies shall redeem a portion of such Exchangeable Note and (ii) subscribe for shares of common stock (Mandatory Issuance) at a price per share equal to the then par value of one share of common stock (Stock Issuance Price).	Merrill Lynch, at its discretion, may elect to replace all of its exchange rights with the right to (i) assign a portion or all of the Exchangeable Note to PSi Technologies; provided however, that prior to such assignment, PSi Technologies shall redeem a portion of such Exchangeable Note and (ii) subscribe for shares of common stock (Mandatory Issuance) at a price per share equal to the then par value of one share of common stock (Stock Issuance Price).

Redemption	Simultaneous with the consummation of the Mandatory Issuance, PSi Technologies shall redeem from Merrill Lynch for a cash payment (including accrued and unpaid interest) relating to such redeemed Exchangeable Note, a portion of the conversion principal amount of the Exchangeable Note equal to the Issuance Purchase Price of the shares being issued in the Mandatory Issuance.	Simultaneous with the consummation of the Mandatory Issuance, PSi Technologies shall redeem from Merrill Lynch for a cash payment (including accrued and unpaid interest) relating to such redeemed Exchangeable Note, a portion of the conversion principal amount of the Exchangeable Note equal to the Issuance Purchase Price of the shares being issued in the Mandatory Issuance.

Interest	Interest on unpaid principal amount of the Exchangeable Note is at a rate of 10% per annum, payable semi-annually in arrears on each interest payment date; provided that if (a) upon any interest payment date, PSi Technologies is prohibited from paying cash interest due to restrictions in its senior credit facility or (b) PSi Holdings’ EBITDA for the two consecutive fiscal quarters ending immediately prior to any interest payment date is less than $1.0 million, then PSi Technologies may, by notice to Merrill Lynch, elect to pay all or	Interest on unpaid principal amount of the Exchangeable Note is at a rate of 10% per annum, payable semi-annually in arrears on each interest payment date; provided that if (a) upon any interest payment date, PSi Technologies is prohibited from paying cash interest due to restriction in its senior credit facility, (b) PSi Holdings’ EBITDA for the two consecutive fiscal quarters ending immediately prior to any interest payment date is less than $1.0 million, or (c) PSi Technologies does not pay all or a portion of the interest due on

2003 Note	2005 Note
any portion of such interest at the rate aforesaid and shall no longer be considered to be interest due.	the Note on an interest payment date in 2005, then the Company may, by notice to the Exchangeable Note holder, elect to pay all or any portion of such interest by adding it to the principal amount of the Exchangeable Note, whenever such amount shall bear interest at the rate aforesaid and shall no longer be considered to be interest due.

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

As of December 31, 2007 and 2006, the Exchangeable Notes have a carrying amount of $6.8 million (net of debt discount of $7.5 million) and $4.5 million (net of debt discount of $8.5 million), respectively. Upon redemption or conversion of the Exchangeable Notes prior to June 1, 2008 (for the 2003 Note) and June 1, 2009 (for the 2005 Note), any unamortized discount will be charged to operations in the year of redemption or conversion. The embedded beneficial conversion feature recognized as additional paid-in capital amounted to $7.0 million for the 2005 Note and $2.8 million (inclusive of the adjustment to the embedded beneficial conversion of $606,282 resulting from the anti-dilution adjustment triggered by the issuance of the 2005 Note) for 2003 Note as of December 31, 2005.

In 2007, 2006 and 2005, the Company recognized debt discount amortization of $1.0 million, $0.9 million and $0.8 million, respectively, and these are presented as part of “Interest and bank charges” account in the consolidated statements of operations.

In accordance with the terms of Exchangeable Notes, PSi Technologies formally informed Merrill Lynch that the outstanding accrued interest on the Exchangeable Notes as of the following dates will not be settled through payment but was converted to principal amount of the Exchangeable Notes:

Date	Amount
December 31, 2007	$682,085
June 30, 2007	649,605
December 31, 2006	618,671
June 30, 2006	589,210
December 31, 2005	561,151
June 30, 2005	223,057

$3,323,779

The carrying value of the Notes as of December 31, 2007 and the respective discount amortization per year until maturity date is as follows:

	2003 Note**	2005 Note***
Carrying value as of December 31, 2007*	$3,498,508	$21,407
2008 discount amortization	501,492	994,660

	4,000,000	1,016,067
2009 discount amortization	—	5,983,933

	$4,000,000	$7,000,000

*	Excludes accrued interest added to the principal.
**	Original maturity date is June 1, 2008.
***	Maturity date is June 1, 2009

On May 30, 2008, the Company and Merrill Lynch agreed to amend the 2003 Note to extend the maturity date to July 31, 2008. The 2003 Exchangeable Senior Subordinated Note (the “2003 Note”) issued to Merrill Lynch LLC was amended to mature on July 31, 2008, all other terms and conditions apply. On July 31, 2008, Merrill Lynch LLC may opt to redeem the note together with the accrued interest and any unpaid interest. The Board of Directors in its May 26, 2008 meeting, after reviewing the financial condition of the company and in consideration of the maturity date, terms and conditions of the 2003 Note has delegated to the Audit Committee the negotiation with Merrill Lynch LLC regarding the extension of the 2003 Note to June 2009. The Audit Committee, being an independent body, in its subsequent meetings has reviewed the financial position of the company and in consideration of the general business environment, including the performance of the company’s share price, has proposed a term sheet which is currently under discussion. As of July 11, 2008, the Audit Committee and Merrill Lynch LLC have reached an agreement in principle for the extension (see Note 24).

12. Special Charges

Special charges pertain to impairment losses on property and equipment amounting to $683,989, $1,884,289 and $1,482,627 in 2007, 2006 and 2005, respectively (see Note 7).

In 2005, impairment losses on property and equipment of PSi Chengdu amounting to $2,739,037 was recognized as part “Net loss from discontinued operations” line item in the 2005 consolidated statement of operations.

13. Income Tax

The components of the Company’s deferred tax assets are as follows:

	2007	2006
Deferred tax assets—current:
Allowance for inventory losses	$85,817	$91,401
Unrealized foreign exchange losses	3,313	4,738
Accrual for retirement benefits	5,343	2,514
Less valuation allowance	94,473	98,653

	$—	$—

Deferred tax assets—noncurrent:
NOLCO	$995,194	$1,694,393
Impairment losses	80,837	215,294
Depreciation recognized as a result from change in remaining useful life of certain machinery and equipment	53,469	87,792
Other comprehensive loss adjustment for retirement benefits	—	66,047
Accrual for retirement benefits	50,989	39,926
Stock compensation cost	11,798	20,603
Excess of rental under operating lease agreement computed on a straight-line basis over the amount based on lease agreements	10,702	15,415
MCIT	7,434	6,267

	1,210,426	2,145,737
Less valuation allowance	1,210,426	2,145,737

	$—	$—

Total deferred tax assets	$—	$—

There was no deferred tax liability recognized in 2007 and 2006.

NOLCO can be claimed as deduction from taxable income subject to tax at 35% as follows:

Year Incurred	Expiry Date	Amount
December 31, 2007	December 31, 2010	$26,642
December 31, 2006	December 31, 2009	1,039,291
December 31, 2005	December 31, 2008	1,777,478

		$2,843,411

The NOLCO may be offset against any income from non-registered activities (see Note 14) while MCIT may only be carried forward and credited against any regular income tax due for the three immediately succeeding taxable periods.

In May 2004, the area within the FTI Complex where the facilities of PSi Technologies are located was declared as an export zone by the PEZA. As part of its tax planning strategy, PSi Technologies registered as a PEZA enterprise. All of its operations, which were previously entitled to Income Tax Holiday (ITH) incentive or subjected to 32% (increased to 35% effective November 1, 2005, with the enactment of Philippine Republic Act (R.A.) No. 9337, which amended certain provision of the Philippine Tax Code) income tax after expiration of the ITH incentive, shall be taxed at 5% of gross income in lieu of all taxes. Gross income, for purposes of computing the special tax due under Section 24, of the Implementing Rules and Regulations (IRR) of Republic Act No. 7916 refers to gross sales or gross revenues derived from business activity within the Economic Zone (ECOZONE), net of sales discounts, sales returns and allowances and minus costs of sales or direct costs but before any deduction is made for administrative expenses or incidental losses during a given taxable period. The allowable deductions from gross income are specifically enumerated in the IRR. ITH incentives availed of in 2007 and 2006 amounted to Php 3.8 million ($83,185) and Php 3.4 million or $65,842, respectively. PSi Technologies did not avail of any tax incentives in 2005 and 2004. Consequently, certain deferred tax benefits shall no longer be deductible items of PSi Technologies. The deferred tax assets have been reduced to the extent that such will not be of benefit to PSi Technologies.

The Company’s revenues from continuing operations and loss before income tax and minority interests are generated from Philippine operations.

The reconciliation between the Philippine statutory income tax rate and the Company’s effective income tax rates is as follows:

	2007	2006	2005
Statutory income tax rates	35%	35%	33%
Income tax effects of:
Revenues and expenses covered by PEZA registration	(31)	(29)	(12)
Non-deductible expense	(26)	(16)	(14)
ITH incentives on registered activities	11	7	–
Write-off of NOLCO	–	–	–
Nontaxable losses from foreign operations	–	–	(8)
Losses of registered activities subject to ITH	–	–	1
Valuation allowance	11	5	1

Effective income tax rates	0%	2%	1%

14. Registrations with PEZA

PSi Technologies

•	PEZA Registration

On May 17, 2004, PSi Technologies was registered with PEZA under the Omnibus Investment Code of 1987 and RA No. 7916 “Special Economic Zone Act of 1995,” for the manufacture of semiconductor devices for export and importation of raw materials, machinery and equipment, and other materials used in manufacture of semiconductor devices at the Food Terminal Incorporated—Special Economic Zone (FTI-SEZ).

As a PEZA registered entity, PSi Technologies is subject to a 5% tax on gross income less allowable deductions, as defined in RA No. 7916, as amended by RA No. 8748, in lieu of all national and local taxes, except real property tax on land leased by PSi Technologies in FTI-SEZ. The 5% tax on gross income shall be paid and remitted as follows:

a.	Three percent (3%) to the National Government; and

b.	Two percent (2%) to the treasurer’s office of the municipality or city where the enterprise is located.

Under the terms of its PEZA-registration, new expansion or additional projects under Supplemental Agreements with PEZA shall be entitled to all incentives granted to non-pioneer projects under R.A. No. 7916, as amended. The registered new and expansion projects are entitled to a four-year and three-year ITH, respectively. ITH incentives availed of in 2007 and 2006 amounted to Php 3.8 million or $83,185 ($0.006 per share) and Php 3.4 million or $65,842 ($0.005 per share), respectively. PSi Technologies did not avail of any tax incentives in 2005.

On October 27, 2004, the BOD of PEZA approved, through Resolution No. 04-359, the application of PSi Technologies for the registration of its new activity, particularly the manufacture of Powermite and QFN semiconductor products (New Activity). The New Activity shall be entitled to incentives granted to non-pioneer projects under RA No. 7916, as amended, as indicated in the Supplemental Agreement between the Company and PEZA executed on June 9, 2005.

On September 12, 2006, the BOD of PEZA approved, through Resolution No. 06-425, the application of PSi Technologies for the registration of its Expansion Project, which involves the increase in the production capacity of its manufacture of power semiconductor devices, particularly TO247, TO 251/TO252. The Expansion Project shall be entitled to incentives granted to Expansion Projects under RA No. 7916, as amended, as indicated in the Supplemental Agreement between the Company and PEZA executed on October 12, 2006.

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

ITH incentives availed of in 2007, 2006 and 2005 amounted to $62,884 ($0.005 per share), $44,271 ($0.003 per share) and $26,346 ($0.002 per share), respectively. On January 27, 2005, PSi Laguna and PEZA signed a Supplemental Agreement in line with the application of PSi Laguna for the registration of its new activity, specifically, with respect to the manufacture of triac devices. Under the terms of the Supplemental Agreement, the Project shall be entitled to all incentives for non-pioneer projects under RA No. 7916. PSi Laguna started commercial operation of this Project on January 3, 2005.

15. Pension Benefit Plan

The Company has a defined pension benefit plan covering all of its officers and full-time employees in the Philippines. Pension costs are charged to operations and are based on amounts computed by an independent actuary.

The Company adjusted the recognition provisions of SFAS No. 158 and initially applied them to the funded status of our defined benefit postretirement plans as of December 31, 2006.

The components of net periodic pension cost for the defined benefit plan are as follows:

	2007	2006	2005
Service cost of current year	$374,947	$231,456	$94,998
Amortization of actuarial loss	263,074	126,201	23,955
Interest cost on projected benefit obligation	207,202	180,251	80,550
Loss (gain) on curtailment/ settlement	(138,881)	—	211,613
Expected return on plan assets	(3,988)	(2,893)	(14,831)
Amortization of transition obligation	160	144	134
Supplemental benefit payments from the Company	—	—	40,689

Total pension expense	$702,514	$535,159	$437,108

The following table sets forth the funded status and the amounts recognized in the consolidated balance sheets for the defined benefit retirement plan:

	2007	2006
Change in benefit obligation:
Benefit obligation at beginning of year	$3,205,064	$1,722,034
Actuarial loss (gain)	(2,191,731)	903,182
Service cost	374,948	231,456
Interest cost	207,202	180,251
Curtailment and settlement	(120,147)	—
Benefit paid from plan assets	(69,309)	(31,942)
Translation adjustment	391,185	200,083

Benefit obligation at end of year	$1,797,212	$3,205,064

Change in plan assets:
Fair value of plan assets at beginning of year	$46,898	$39,859
Actual contribution	55,301	—
Actual return on plan assets	3,993	3,578
Curtailment and settlement	—	—
Translation adjustment	15,744	3,461

Fair value of plan assets at end of year	$121,936	$46,898
Funded status	$(1,675,276)	$(3,158,166)
Unamortized transition obligation	2,977	2,845
Unrecognized net actuarial loss	(283,234)	2,052,391
Accumulated adjustment to pension liability	280,257	(2,055,236)

Accrued benefit costs	$1,675,276	$3,158,166

Accumulated benefit obligation	$(1,630,780)	$(1,088,652)

The current and noncurrent portions of the accrued retirement benefit costs are as follows:

	2007	2006
Current portion (included under “Trade and other payables” account)	$200,000	$65,325
Noncurrent portion	1,475,276	3,092,841

	$1,675,276	$3,158,166

The following table sets forth the actual asset allocation and weighted-average target asset allocation for the Company’s pension plan assets:

	Target Allocation	Percentage of Plan Assets
		2007	2006
Debt instruments	80% – 95%	96%	83%
Others	5% – 20%	4	17

		100%	100%

Asset allocation targets promote optimal expected return and volatility characteristics given the long-term time horizon for fulfilling the obligations of the pension plans. Selection of the targeted asset allocation for the Company’s plan assets was based upon a review of the expected return and risk characteristics of each asset class, as well as the correlation of returns among asset classes.

The Company’s plan assets are managed by third-party trustee consistent with regulations or market practice of the Philippines where the assets are invested. The investment manager makes investment decisions within the guidelines set by the Company which is generally to invest pension fund assets in fixed income debt securities. In determining the overall expected long-term rate of return on assets assumption, due consideration was given to the historical performance of plan investments.

The Company expects to contribute approximately $200,000 to its pension plan in 2008. The significant assumptions used in determining the actuarial present value of the projected benefits obligations are as follows:

	2007	2006	2005
Weighted average assumptions:
Discount rate	10.3%	6.1%	10.1%
Expected rate of return on plan assets	6.0%	8.0%	7.0%
Rate of compensation increase	7.0%	7.0%	7.0%

The table below presents the expected compulsory pension benefits of the Company to be paid out of the fund for the next ten years:

Year	Amount
2008	$57,534
2009	75,676
2010	94,583
2011	103,527
2012	116,749
2013 to 2017	1,017,803

Amortization estimated to be included in 2008 net periodic pension cost amounted to $5,623.

The measurement date of the Company’s December 31, 2007 actuarial valuation is December 31, 2007.

The amounts of total pension liability adjustments included as part of accumulated other comprehensive loss are as follows:

	2007	2006
Pension liability adjustment to initially apply SFAS No. 158	$—	($1,546,509)
Additional pension liability adjustment	2,335,493	(24,866)

Total pension liability adjustments	2,335,493	(1,571,375)

16. Stock Option (SO) Plan

The BOD has approved the following stock option grants for certain directors, officers and employees:

Date of Grant	Exercise Price	Number of Options Granted	Vesting Period	Exercise Period
February 22, 2000	$13.30	627,100	certain number of shares annually for five (5) years from date of grant	3 years after the vesting date
June 16, 2000	13.30	10,000	certain number of shares annually for five (5) years from date of grant	3 years after the vesting date
February 24, 2004	3.25	121,000	certain number of shares annually for five (5) years from date of grant	3 years after the vesting date
July 15, 2005	3.00	500,000	three (3) years with a lock-up period of two (2) years and can automatically vest upon a change in control in the Company	not applicable

On February 22, 2000, the Company’s stockholders approved the SO Plan. The shares which are the subject of the options under the SO Plan shall be the common shares of PSi Holdings. Under the SO Plan, the total number of shares of the Company that may be distributed shall not exceed 741,162 common shares, and participation shall be limited to certain directors, officers and employees. On the same date, 627,100 options were granted at an exercise price of $13.30 per share. Another 10,000 shares with the same terms as the initial award were granted on June 16, 2000 to include another officer. On February 24, 2004, 121,000 options were granted at an exercise price of $3.25 per share and with a fair value of $3.09 per option. On a calendar year basis, these options vest over five (5) years from the date of grant and will expire three years from the vesting date. On July 15, 2005, the Company granted a one-time 500,000 options to the new chief operating officer, which will vest in three (3) years with a lock-up period of two (2) years, at an exercise price of $3.00 per share and with a fair value of $0.51 per option. Such stock option can automatically vest upon a change in control in PSi Holdings. Change in control is defined to include a merger or other business combination, sale of substantially all of the Company’s assets or sale of more than 50% of the Company’s common stock to the extent more than half of the Company’s publicly listed shares are sold in connection herewith.

On June 2, 2005, the Company amended the total number of shares of common stock that may be distributed under the plan to 1,241,162 common shares pursuant to a resolution adopted on that date in connection with the hiring of the then new chief operating officer.

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

Shares of common stock distributed under the SO Plan may be treasury shares or authorized but unissued shares. If any SO granted under SO Plan expires or terminates, the underlying shares of common stock may again be made the subject of grants under the SO Plan.

The Company adopted SFAS No. 123(R) beginning January 1, 2006. Prior to adoption of SFAS No. 123(R), the Company applied the APB Opinion No. 25 and related interpretations in accounting for its SO plans.

The following table presents recognition (reversal) of stock compensation expense included in the consolidated statements of operations:

Year	Amount
2007	($123,012)
2006	159,013
2005	(82,068)

The Company recognized a reversal of stock compensation expense amounting to $123,012 in 2007 and $82,068 in 2005 as a result of forfeitures of options of resigned employees. The stock compensation costs are included under “General and administrative” account in the consolidated statements of operations.

The Company used the Black-Scholes option pricing model to calculate the fair value of stock options at the date of grant. Expected volatilities are based on historical performance of the Company’s stock except for expected volatility of 2000 grants which was based on the stock volatility of a comparable listed company as the Company’s stock was listed only in March 2000. The expected term of the options is based on evaluations of the vesting and contractual terms, and employee demographics. The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury bond rates plus the country spread (2%) for the Philippines.

The following assumptions were used to calculate the weighted average fair values of the options granted:

	2005	2004
Expected Volatility	0.78%	1.07%
Risk free interest rate at date of grant	3.1%	4.0%
Dividend yield	0%	0%
Expected term	4 years	4 to 8 years

The following is a summary of option activity under the Plan as of December 31, 2006 and changes during the year ended December 31, 2007:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	971,513	$7.41
Granted	—	—
Exercised	—	—
Forfeited or expired	(677,373)	$5.62

Outstanding at December 31, 2007	294,140	$11.18	1.0	$657,778

Expected to vest at December 31, 2007	22,800	$3.25	4.0	11,400

Exercisable at December 31, 2007	256,940	$12.33	—	$639,178

The weighted-average grant date fair values of options granted during the years 2005 and 2004 were $0.79 and $3.25, respectively.

There were no options exercised in 2007, 2006 and 2005. The total fair value of shares vested was $0.16 million in 2006. In 2007 and 2005, there was a reversal of stock-based employee compensation expense determined under fair value amounting to $0.12 million and $0.08 million, respectively, as a result of forfeitures.

17. Discontinued Operations

On April 5, 2006, the BOD of PSi Technologies and PSi Mauritius through its subsidiary, PSi Chengdu, informed the Management Committee of the CHTZ of its decision to close the facility in Chengdu City, Sichuan Province, PRC. PSi Chengdu ceased commercial operations on April 30, 2006. Liquidation procedures were completed on October 12, 2006. On January 24, 2007 and April 5, 2007, the State Tax Department and Chengdu Local Tax Department issued the respective tax clearances to PSi Chengdu. As of July 11, 2008, PSi Chengdu is still waiting for the issuance of a customs clearance by the Export Processing Zone (EPZ) Customs for a remaining piece of equipment, which has been sold, as part of the process of completing the final requirements for dissolution.

A summary of the results from discontinued operations is as follows:

	For the Year Ended December 31
	2006	2005
Net sales	$2,354,739	$7,473,187
Gross profit (loss)	129,030	(202,137)
Operating loss from discontinued operations	(861,551)	(4,854,268)
Other income (expense)	76,690	(21,693)
Net loss from discontinued operations	(784,861)	(4,875,961)

18. Related Party Transactions

In 2003 and 2005, PSi Technologies issued a $4.0 million and $7.0 million Exchangeable Senior Subordinated Note payable to Merrill Lynch, a major stockholder of the Company, due in 2008 and 2009, respectively (see Note 11). On May 30, 2008, the Company and Merrill Lynch agreed to amend the 2003 Note to extend the maturity date to July 31, 2008.

19. Operating Lease Commitments

The Company leases certain of its office spaces and warehouse until 2020 and land until 2008. The leases are renewable at the end of the respective lease terms under such terms and conditions the parties may mutually agreed upon.

The following is a schedule of future annual minimum rental payments [converted at (Peso)41.28 for Philippine Pesos to $1, the prevailing exchange rate as of December 31, 2007] as of December 31, 2007:

Year	Amount
2008	$744,720
2009	674,941
2010	711,099
2011	749,307
2012	789,690
After 2013	5,969,314

$9,639,071

Rent expense amounted to $1,099,577, $1,017,864 and $1,077,460, for the years ended December 31, 2007, 2006 and 2005, respectively.

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

The methods and assumptions used to estimate the fair value of significant classes of financial instruments are as follows:

Cash and Cash Equivalents, Restricted Cash, Trade and Other Receivables and Trade and Other Payables

The carrying amount approximates fair value because of the short maturity of the instruments.

Short-term Borrowings (Loans Payable and Trust Receipts Payable)

Short-term borrowings bear interest at variable rates that reflect currently available terms and conditions for similar borrowings. The carrying amount of short-term borrowings is a reasonable estimate of the fair value.

Exchangeable Notes

The fair value of the Exchangeable Notes of $11.5 million is based on the present value of future cash flows discounted using 8.38%.

21. Reporting Segment

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

The Company is primarily engaged in one industry segment, semiconductor assembly and test services. Revenues summarized by geographic region (by customer domicile), are as follows:

	2007	2006	2005
Asia	4.4%	3.0%	5.1%
United States	18.6%	22.4%	25.2%
Europe	77.0%	74.6%	69.7%

	100.0%	100.0%	100.0%

The Company’s top five customers, as a percentage of its total revenues (including revenues generated from discontinued operations), are as follows:

Year	Percentage to Total Revenue
2007
Infineon Technologies, Inc. (Infineon)	48.96%
ST Microelectronics, Inc. (ST Microelectronics)	22.20%
Semiconductor Components Industries, Ltd. (Semiconductor Components)	11.92%
NXP Semiconductors Philippines, Inc. (NXP Semiconductors)	7.85%
Power Integration, Inc. (Power Integration)	3.46%
2006
Infineon	47.70%
ST Microelectronics	17.77%
Semiconductor Components	13.78%
NXP Semiconductors	8.14%
Power Integration	3.62%
2005
Infineon	34.51%
NXP Semiconductors	17.34%
ST Microelectronics	16.18%
Semiconductor Components	13.56%
Texas Instruments, Inc.	5.00%

As a result of such concentration of the customer base, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to, any of these customers could materially and adversely affect the Company’s results of operations and financial position.

22. Computation of Loss Per Share

	2007	2006	2005
Net loss	($9,713,785)	($11,601,050)	($19,749,547)
Adjusted weighted average number of common shares issued and outstanding during the year	13,289,525	13,289,525	13,289,525

Loss per share	($0.73)	($0.87)	($1.49)

The following table summarizes the potential shares of common stock that were excluded from diluted EPS, because the effect of including these potential shares was anti-dilutive:

	2007	2006	2005
Stock options	256,940	565,860	472,347
$4.0 million exchangeable senior subordinated note (2003 Note)	5,011,722	4,545,779	4,123,156
$7.0 million exchangeable senior subordinated note (2005 Note)	11,257,424	10,210,815	9,261,510

Total potentially dilutive shares	16,526,086	15,322,454	13,857,013

23. Contingencies

a.	In September 2001, two substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court of Southern District of New York naming as defendants, in aggregate, PSi Holdings, certain of its current or former officers and directors, and certain underwriters to its Initial Public Offering (IPO). Similar complaints have been filed against over 300 other issuers that have had IPOs since 1998 and all such actions have been included in a single coordinated proceeding. The complaints alleged that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly solicited and received “excessive” commission from investors and that some investors in the IPO allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate the price of the Company’s stock. An amended complaint was filed on April 19, 2002. The Company and its officers and directors identified were named in the suits pursuant to Section 11 of the U.S. Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, and other related provisions. The complaint sought unspecified damages, attorney and expert fees and other unspecified litigation costs.

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

On April 6, 2007, the Second Circuit denied plaintiffs petition for a rehearing of that decision, and on May 18, 2007, the Second Circuit denied the plaintiffs’ position for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the Company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the District Court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints, and briefing on those motions was completed in May 2008.

As of December 31, 2007, management has assessed that the liability associated with this class action lawsuit is reasonably possible and therefore has made a disclosure on the matter, consistent with the provisions of SFAS No. 5 “Accounting for Contingencies.” Due to inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the matter.

b.	On November 19, 2003, PSi Technologies filed an injunction complaint against Meralco to enjoin it from disconnecting its supply of electric service on account of a billing differential in the amount of PhP 21.2 million reckoned from April 1, 1998 to July 12, 2002. The billing differential came about from a defective meter installation by Meralco. Claiming negligence on the part of Meralco, the Company refused to pay the full amount and offered settlement of PhP 2.0 million. Meralco insisted on full payment, hence the filing of the complaint. The Company does not believe that the ultimate outcome of the proceedings will have a material adverse effect on the Company’s overall financial position and results of operations. As of July 11, 2008, the case is pending pre-trial after referral of the case for mediation proved fruitless.

24. Subsequent Events

a.	As discussed in Note 1, on January 31, 2008, the Company received a Nasdaq Staff Deficiency letter indicating that the Company fails to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(E)(i). The Company will be provided 180 calendar days, or until July 29, 2008, to regain compliance with the minimum bid price requirement of $1.00 per ADS of the Company for a minimum of 10 consecutive business days. If the minimum bid price requirement is not met by July 29, 2008, Nasdaq Staff will provide the Company with an additional 180 calendar day compliance period only if the Company meets certain listing criteria.

b.	As discussed in Note 9, on May 16, 2008, the BOD of PVB after completing the annual review of the Company’s existing $3.0 million credit facility, approved the increase in the limit for the letter of credit from $450,000 to $1.5 million.

c.	As discussed in Note 11, on May 30, 2008, the Company and Merrill Lynch agreed to amend the 2003 Note to extend the maturity date to July 31, 2008. The Company has an outstanding $4.0 million Exchangeable Senior Subordinated Note (2003 Note) maturing on June 1, 2008. The 2003 Note, with a net carrying amount of $4,816,349 as of December 31, 2007, is payable to Merrill Lynch, a major stockholder of the Company. On May 30, 2008, the Company and Merrill Lynch agreed to amend the 2003 Note to extend the maturity date up to July 31, 2008. As of July 11, 2008, there has been an agreement in principle for the extension of the maturity date of the 2003 Note to June 1, 2009.

d.	As discussed in Note 10, advances from a customer amounting to $466,503 were fully settled on February 29, 2008.

25. Other Matters

a.	Shipping and handling costs incurred in 2007, 2006 and 2005 amounted to $51,413, $62,186 and $510,573, respectively.

b.	Advertising expense incurred in 2007, 2006 and 2005 amounted to $15,352, $16,114 and $21,067, respectively.

c.	As of December 31, 2007, the Company has no outstanding letters of credit.

d.	As of December 31, 2007, the Company has unused facility with RZB and PVB which includes credit and trust receipt facility amounting to $1.3 million and $1.7 million, respectively.